Form 20-F
period 2023-12-31
ENI SPA
filed 2024-04-05
CIK 1002242

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Ordinary shares	3,375,937,893

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

Yes               ☑              No               ☐

Indicate by check mark whether  the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes               ☐              No               ☑

i

ii

Certain disclosures contained herein including, without limitation, certain information appearing in “Item 4 – Information on the Company”, and in particular “Item 4 – Exploration & Production”, “Item 5 – Operating and Financial Review and Prospects” and “Item 11 – Quantitative and Qualitative Disclosures about Market Risk” contain forward-looking statements regarding future events and the future results of Eni that are based on current expectations, estimates, forecasts, and projections about the industries in which Eni operates and the beliefs and assumptions of the management of Eni. Eni may also make forward-looking statements in other written materials, including other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). In addition, Eni’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements with regard to management objectives, trends in results of operations, margins, costs, return on capital, risk management and competition are forward looking in nature. Words such as ‘expects’, ‘anticipates’, ‘targets’, ‘goals’, ‘projects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’,‘estimates’, variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 20-F under the section entitled “Risk factors” and elsewhere. Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with the SEC.

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

Unless otherwise specified or the context otherwise requires, references herein to “Division” and “segment” are to any of the following Eni’s business activities: “Exploration & Production” (or “E&P”), “Global Gas & LNG Portfolio” (or “GGP”), “Enilive, Refining and Chemicals” (or “Enilive, Refining & C”), “Plenitude & Power” and “Corporate and Other activities”.

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

Exhibit 99 which contains Eni’s disclosure pursuant to the EU Taxonomy regulation does not form part of this Form 20-F and is not incorporated herein.

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

Financial terms

Identified net gains (losses)	Identified net gains (losses) include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures: in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods. Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.
Leverage	A non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure, “Ratio of total debt to total shareholders equity (including non-controlling interest)” see “Item 5 – Financial Condition”.
Net borrowings	Eni evaluates its financial condition by reference to “net borrowings”, which is a non-GAAP measure. Eni calculates net borrowings as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities. For a discussion of management’s view of the usefulness of this measure and its reconciliation with the most directly comparable GAAP measure, “Total debt” see “Item 5 – Financial condition”.
TSR (Total Shareholder Return)	Management uses this measure to assess the total return on Eni’s shares. It is calculated on a yearly basis, keeping account of the change in market price of Eni’s shares (at the beginning and at end of year) and dividends distributed and reinvested at the ex-dividend date.

iv

Business terms

ARERA (Italian Regulatory Authority for Energy, Networks and Environment) formerly AEEGSI (Authority for Electricity Gas and Water)	The Italian Regulatory Authority for Energy, Networks and Environment is the Italian independent body which regulates, controls and monitors the electricity, gas and water sectors and markets in Italy. The Authority’s role and purpose is to protect the interests of users and consumers, promote competition and ensure efficient, cost-effective and profitable nationwide services with satisfactory quality levels. Furthermore, since December 2017 the Authority also has regulatory and control functions over the waste cycle, including sorted, urban and related waste.
Associated gas	Associated gas is a natural gas found in contact with or dissolved in crude oil in the reservoir. It can be further categorized as Gas-Cap Gas or Solution Gas.
Average reserve life index	Ratio between the amount of reserves at the end of the year and total production for the year.
Barrel/BBL	Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.
BOE	Barrel of Oil Equivalent. It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a certain coefficient (see “Conversion Table” on page ix).
Compounding	Activity specialized in production of semifinished products in granular form, resulting from the combination of two or more chemical products.
Concession contracts	Contracts currently applied mainly in Western countries regulating relationships between states and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive right on exploration, development and production activities and for this reason it acquires a right to hydrocarbons extracted against the payment of royalties on production and taxes on oil revenues to the state.
Condensates	Condensates are a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.
Consob	The Italian National Commission for listed companies and the stock exchange (Commissione Nazionale per le Società e la Borsa).
Contingent resources	Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations, but the applied project(s) are not yet considered mature enough for commercial development due to one or more contingencies.
Conversion capacity	Maximum amount of feedstock that can be processed in certain dedicated facilities of a refinery to obtain finished products. Conversion facilities include catalytic crackers, hydrocrackers, visbreaking units, and coking units.
Conversion index	Ratio of capacity of conversion facilities to primary distillation capacity. The higher the ratio, the higher is the capacity of a refinery to obtain high value products from the heavy residue of primary distillation.
Deep waters	Waters deeper than 200 meters.
Development	Drilling and other post-exploration activities aimed at the production of oil and gas.
Enhanced recovery	Techniques used to increase or stretch over time the production of wells.
Eni carbon efficiency index	Ratio between GHG emissions (Scope 1 and Scope 2 in tonnes CO2eq.) of the main industrial activities operated by Eni divided by the productions (converted by homogeneity into barrels of oil equivalent using Eni’s average conversion factors) of the single businesses of reference.

v

EPC	Engineering, Procurement and Construction.
EPCI	Engineering, Procurement, Construction and Installation.
Exploration	Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis and well drilling.
FPSO	Floating Production Storage and Offloading System.
FSO	Floating Storage and Offloading System.
Greenhouse Gases (GHG)	Gases in the atmosphere, transparent to solar radiation, that trap infrared radiation emitted by the earth’s surface. The greenhouse gases relevant within Eni’s activities are carbon dioxide (CO2), methane (CH4) and nitrous oxide (N2O). GHG emissions are commonly reported in CO2 equivalent (CO2eq) according to Global Warming Potential values in line with IPCC AR4, 4th Assessment Report.
Infilling wells	Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.
LNG	Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed back into its natural gaseous state and consumed. One tonne of LNG corresponds to 1,400 cubic meters of gas.
LPG	Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.
Margin	The difference between the average selling price and direct acquisition cost of a finished product or raw material excluding other production costs (e.g. refining margin, margin on distribution of natural gas and petroleum products or margin of petrochemical products). Margin trends reflect the trading environment and are, to a certain extent, a gauge of industry profitability.
Mineral Potential	(Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.
Natural gas liquids (NGL)	Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that were previously defined as natural gasoline, are natural gas liquids.
Net GHG Lifecycle Emissions	GHG Scope 1+2+3 emissions associated with the value chain of the energy products sold by Eni, including both those deriving from own productions and those purchased from third parties, accounted on equity basis, net of offset, mainly from Natural Climate Solutions.
Net Carbon Footprint	Overall Scope 1 and Scope 2 GHG emissions associated with Eni’s operations, accounted for on an equity basis, net of carbon sinks mainly from Natural Climate Solutions.
Net Carbon Intensity	Ratio between the Net GHG lifecycle emissions and the energy content of products sold accounted for on an equity basis.
Network Code	A code containing norms and regulations for access to, management and operation of natural gas pipelines.
Oilfield chemicals	Innovative solutions for supply of chemicals and related ancillary services for Oil & Gas business.
Over/Under lifting	Agreements stipulated between partners which regulate the right of each to its share in the production for a set period of time. Amounts lifted by a partner different from the agreed amounts determine temporary Over/Under lifting situations.

Plasmix	Plasmix is the collective name for the different plastics that currently have no use in the market of recycling and can be used as a feedstock in the new circular economy businesses of Eni.

vi

Possible reserves	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.
Probable reserves	Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.
Primary balanced refining capacity	Maximum amount of feedstock that can be processed in a refinery to obtain finished products measured in BBL/d.
Production Sharing Agreement (PSA)	Contract regulates relationships between states and oil companies with regard to the exploration and production of hydrocarbons. The mineral right is awarded to the national oil company jointly with the foreign oil company that has an exclusive right to perform exploration, development and production activities and can enter into agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “Cost Oil” is used to recover costs borne by the contractor and “Profit Oil” is divided between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions of these contracts may vary from country to country.
Proved reserves	Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Reserves are classified as either developed and undeveloped. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well, and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
REDD+	The REDD+ (Reducing Emissions from Deforestation and Forest Degradation) scheme was designed by the United Nations (United Nations Framework Convention on Climate Change - UNFCC). It involves conserving forests to reduce emissions and improve the natural storage capacity of CO2, as well as helping local communities develop through socio-economic projects in line with principles on sustainable management, forest protection and nature conservation.
Renewable Installed Capacity	Renewable Installed Capacity is measured as the maximun generating capacity of Eni’s share of power plants that use renewable energy sources (wind, solar and wave, and any other non-fossil fuel source of generation deriving from natural resources, excluding, from the avoidance of doubt, nuclear energy) to produce electricity. The capacity is considered “installed” once the power plants are in operation or the mechanical completion phase has been reached. The mechanical completion represents the final construction stage excluding the grid connection.
Reserves	Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

vii

Reserve life index	Ratio between the amount of proved reserves at the end of the year and total production for the year.
Reserve replacement ratio	Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the amount of reserves – in PSAs – due to changes in international oil prices.
Scope 1 GHG Emissions	Direct greenhouse gas emissions from company’s operations, produced from sources that are owned or controlled by the company.
Scope 2 GHG Emissions	Indirect greenhouse gas emissions resulting from the generation of electricity, steam and heat purchased from third parties.
Scope 3 GHG Emissions	Indirect GHG emissions associated with the value chain of Eni’s products.
SERM (Standard Eni Refining Margin)	It approximates the margin of Eni's refining system in consideration of the refinery
Ship-or-pay	Clause included in natural gas transportation contracts according to which the customer is requested to pay for the transportation of gas whether or not the gas is actually transported.
Take-or-pay	Clause included in natural gas supply contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of gas set in the contract whether or not the gas is collected by the purchaser. The purchaser has the option of collecting the gas paid for and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.
Title Transfer Facility	The Title Transfer Facility, more commonly known as TTF, is a virtual trading point for natural gas in the Netherlands. TTF Price is quoted in euro per megawatt hour and, for business day, is quoted day-ahead, i.e. delivered next working day after assessment.
UN SDGs	The Sustainable Development Goals (SDGs) are the blueprint to achieve a better and more sustainable future for all by 2030. Adopted by all United Nations Member States in 2015, they address the global challenges the world is facing, including those related to poverty, inequality, climate change, environmental degradation, peace and justice. For further detail see the website https://unsdg.un.org
Upstream/Downstream	The Sustainable Development Goals (SDGs) are the blueprint to achieve a better and more sustainable future for all by 2030. Adopted by all United Nations Member States in 2015, they address the global challenges the world is facing, including those related to poverty, inequality, climate change, environmental degradation, peace and justice. For further detail see the website https://unsdg.un.org
Upstream GHG Emission intensity	Ratio between 100% Scope 1 GHG emissions from Upstream operated assets and 100% gross operated production (expressed in barrel of oil equivalent).

viii

ABBREVIATIONS

mmCF	= million cubic feet
BCF	= billion cubic feet	mmtonnes	= million tonnes MW
mmCM	= million cubic meters BCM	MW	= megawatt GWh
BCM	= billion cubic meters BOE	GWh	= gigawatthour TWh
BOE	= barrel of oil equivalent	TWh	= terawatthour
		/d	= per day
KBOE	= thousand barrel of oil equivalent	/y	= per year
mmBOE	= million barrel of oil equivalent	E&P	= the Exploration & Production segment
BBOE	= billion barrel of oil equivalent	GGP	= the Global Gas & LNG Portfolio segment
BBL	= barrels
KBBL	= thousand barrels
mmBBL	= million barrels
BBBL	= billion barrels
mmBTU	= million British thermal unit
ktonnes	= thousand tonnes
KW	= kilowatt
GW	= gigawatt
Gcal	= giga calorie

CONVERSION TABLE

1 acre	= 0.405 hectares
1 barrel	= 42 U.S. gallons
1 BOE	= 1 barrel of crude oil	= 5,232 cubic feet of natural gas
1 barrel of crude oil per day	= approximately 50 tonnes of crude oil per year
1 cubic meter of natural gas	= 35.3147 cubic feet of natural gas
1 cubic meter of natural gas	= approximately 0.00675 barrels of oil equivalent
1 kilometer	= approximately 0.62 miles
1 short ton	= 0.907 tonnes	= 2,000 pounds
1 long ton	= 1.016 tonnes	= 2,240 pounds
1 tonne	= 1 metric ton	= 1,000 kilograms
= approximately 2,205 pounds
1 tonne of crude oil	= 1 metric ton of crude oil	= approximately 7.3 barrels of crude oil (assuming an API gravity of 34 degrees)

ix

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

NOT APPLICABLE

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE

Item 3. KEY INFORMATION
RISK FACTORS

The Group’s performance is exposed to the volatility of the prices of crude oil and natural gas and to changing margins of refined products and oil-based chemical products

The price of crude oil and natural gas is the main driver of the Company’s operating performance, cash flow, business prospects and its ability to remunerate its shareholders, given the current size of Eni’s Exploration & Production segment relative to other Company’s business segments in terms of key financial metrics like operating profit, returns and invested capital.

The price of crude oil has a history of volatility because, like other commodities, it is influenced by the ups and downs in the economic cycle and by several macro-variables that are beyond management’s control. In the short term, crude oil prices are mainly determined by the balance between global oil supplies and demand, the global levels of commercial inventories and producing countries’ spare capacity, as well as by expectations of financial operators who trade crude oil derivatives contracts (futures and options) influencing short-term price movements via their positioning. A downturn in economic activity normally triggers lower global demand for crude oil and possibly oversupplies and inventories build-up, because in the short-term producers are unable to quickly adapt to swings in demand. Whenever global supplies of crude oil outstrip demand, crude oil prices weaken. Factors that can influence the global economic activity in the short-term and demand for crude oil include several, unpredictable events, like trends in the economic growth which shape crude oil demand in big consumer countries like China, India and the United States, financial crisis, monetary variables (the level of inflation and of interest rates), geo-political crisis, local conflicts and wars, social instability, pandemic diseases, the flows of international commerce, trade disputes and governments’ fiscal policies, among others.

Long-term demands for crude oil is driven, on the positive side, by demographic growth, improving living standards and GDP (Gross Domestic product) expansion; on the negative side, factors that in the long-term may significantly reduce demands for crude oil include availability of alternative sources of energy (e.g., nuclear and renewables), technological breakthroughs, shifts in consumer preferences, and finally measures and other initiatives adopted or planned by governments to tackle climate change and to curb carbon-dioxide emissions (CO2 emissions), including stricter regulations and control on production and consumption of crude oil. Eni’s management believes the push to reduce worldwide greenhouse gas emissions and the ongoing energy transition towards a low carbon economy are likely to materially affect the worldwide energy mix in the long-term and may lead to structural lower crude oil demands and prices. See the section dedicated to the discussion of climate-related risks below.

Notwithstanding the USA being the first oil producer in the world since the shale oil revolution of 2011, global oil supplies are controlled to a large degree by the Organization of the Petroleum Exporting Countries (“OPEC”) cartel and its allied countries, like Russia and Kazakhstan, known as the OPEC+ alliance. Saudi Arabia plays a crucial role within the cartel, because it is estimated to hold huge amounts of reserves and a vast majority of worldwide spare production capacity. This explains why geopolitical developments in the Middle East and particularly in the Gulf area, like regional conflicts, acts of war, strikes, attacks, sabotages, and social and political tensions can have a big influence on crude oil prices. Furthermore, due to expectations of a slowdown in the growth rate of the US shale oil production or of a possible decline in the long-term due to capital discipline and industrial factors like a shrinking number of premium locations and high-yield wells, the OPEC+ alliance could exert in perspective an increasingly larger influence over the crude oil market. Finally, sanctions imposed by the United States and the EU against certain producing countries may influence trends in crude oil prices.

To a lesser extent, extreme weather events, such as hurricanes in areas of highly concentrated production like the Gulf of Mexico, and operational issues at key petroleum infrastructures may have an impact on crude oil prices.

In 2023, the price of the Brent benchmark crude declined by 18% compared to 2022 due to rising production levels in non-OPEC countries and expectations among financial market participants of a slowdown in economic activity and hence in demand for crude oil, whereas the China recovery was elusive, and the Europe economies have been stagnating. Prices were supported by curbs to production levels and quotas made by the countries of the OPEC+ alliance. In 2024, the Company expects that crude oil prices will remain at the same level as in 2023 due to continuing production gains and an uncertain macroeconomic backdrop, under the assumption that the OPEC+ alliance still retain its policy of supporting the price of crude oil.

The short-term drivers of prices and demands for natural gas are like those of crude oil. The development of massive liquefaction capacity that has occurred in recent years in countries like the USA, Qatar and Australia has helped to develop a global liquid market of natural gas, with traders being able to redirect LNG from one geography to another based on price arbitrages. Differently from crude oil, the absolute levels of natural gas prices change from region to region due to specific supply dynamics (e.g. in 2023 the price of natural gas in USA was one fifth that of Europe, because Europe is a net importer, whilst the USA is currently an oversupplied market due to growing domestic production), while consumption of natural gas is significantly exposed to seasonal patterns and competition from renewables. All those trends may result in a higher degree of volatility in natural gas prices compared to crude oil. In the long-term, demands for natural gas are exposed to the risks of the transition to a low-carbon economy.

In 2023, natural gas prices declined significantly compared to 2022, with European benchmarks down more than 60%, due to an oversupplied global market and lower consumption driven by lower industrial activity in Europe, energy savings measures, competition from renewables and mild winter weather. We expect weak natural gas prices in 2024 due to continuation of the trends observed in 2024.

The volatility of hydrocarbons prices significantly affects the Group’s financial performance. Lower hydrocarbon prices from one year to another negatively affect the Group’s consolidated results of operations and cash flow; the opposite occurs in case of a rise in prices. This is because lower prices translate into lower revenues recognised in the Company’s Exploration & Production segment at the time of the price change, whereas expenses in this segment are either fixed or less sensitive to changes in crude oil prices than revenues. In 2023, lower hydrocarbons prices, down by 18% and 66% respectively for the Brent crude oil and the European spot price of natural gas, reduced our operating profit and cash flow from operating activities by an estimated amount of approximately €5 billion and €3 billion respectively.

Finally, movements in hydrocarbons prices significantly affect the reportable amount of production and proved reserves under our production sharing agreements (“PSAs”), which represented about 55% of our proved reserves as of end of 2023. The entitlement mechanism of PSAs foresees the Company is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure, and vice versa. In 2023 our reported production and reserves were increased by an estimated amount of respectively 3 KBOE/d and by 30 mmBOE due to a decreased Brent reference price. Considering the current portfolio of oil&gas assets, the Company estimates its production to vary by up to 1 KBOE/d for each one-dollar change in the price of the Brent crude oil.

Eni’s Enilive, Refining and Chemical businesses are in cyclical economic sectors. Their results are impacted by trends in the supply and demand of oil products and plastic commodities, which are influenced by the macro-economic scenario and by product margins. Margins for refined and chemical products depend upon the speed at which products’ prices adjust to reflect movements in oil prices.

All these risks may adversely and materially impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

Risks in connection with Russia’s military aggression of Ukraine and the Middle East conflict in the Gaza strip

Russia’s military aggression of Ukraine began in late February 2022 and has continued to drag throughout 2023 without any prospects of quick solution. This conflict has already negatively impacted the global economy by triggering an energy crisis in Europe, by souring the political relationships between Western countries and Russia, by disrupting supply chains and by increasing cybersecurity threats. In response to Russia’s aggression, the EU nations, the UK, and the USA have adopted massive economic and financial sanctions to curb Russia’s ability to fund the war, which is negatively affecting the economic activity.

An uncertain global macroeconomic backdrop has been further compounded since last October by a resurgence of tensions in Middle East, culminating in Israelis military invasion of the Gaza strip and risks of enlargement of the conflict.

A prolonged armed conflict in those two areas, a possible escalation of the military action in Middle East, and a further tightening up of the economic sanctions against Russia represent elements of uncertainty that could eventually sap consumers’ confidence and deter investment decisions, increasing the risks of a worldwide macroeconomic recession and with it, expectations of a reduction in hydrocarbons demands. This scenario would lead to lower commodity prices and would adversely and significantly affect our results of operations and cash flow, as well as business prospects, with a possible lower remuneration of our shareholders.

Risks in connection with our presence in Russia and our commercial relationships with Russia’s State-owned companies

The most important exposure of Eni to Russia is relating to the purchase of natural gas from Russian state-owned company Gazprom and its affiliates, based on long-term supply contracts with take-or-pay clauses. In the past, the volumes supplied from Russia have represented a material amount of our global portfolio of natural gas supplies (see table “Natural gas supply” in Item 4 – Global Gas & LNG Portfolio, providing information about the last three-year period). In 2023, natural gas supplies from Russia decreased materially to 12% of our total purchases of natural gas (down from 28% in 2022) due to unilateral decisions from our Russian supplier to suspend deliveries, against the backdrop of a commercial dispute between the two parties. We intend to continue our effort to substitute Russian-origin natural gas in our portfolio, with the aim to continue to reduce such dependence in the shortest possible timeframe, including the termination of the current contracts.

The Group's business plans have been factoring the assumption of reducing to zero the supplies from Russia and sales plans have been adapted accordingly by limiting sales commitments. To cope with the expected reduced availability of Russian natural gas, the Group has increased purchases from other geographies through various commercial initiatives, such as using contractual flexibilities to increase deliveries from existing long-term contracts or by developing integrated upstream-midstream projects leveraging equity natural gas reserves and new liquefactions capacity. The process of replacing Russian-origin natural gas, including terminating existing contracts, may entail operational and financial risks which may be significant.

Other Eni assets in Russia are immaterial to the Group results of operations (see Item 4).

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy and petroleum products to the industrial, commercial, and residential energy markets

The current competitive environment in which Eni operates is characterized by volatile prices and margins of energy commodities, limited product differentiation and complex relationships with state-owned companies and national agencies of the countries where hydrocarbons reserves are located to obtain mineral rights. As commodity prices are beyond the Company’s control, Eni’s ability to remain competitive and profitable in this environment requires continuous focus on technological innovation, the achievement of efficiencies in operating costs, effective management of capital resources and the ability to provide valuable services to energy buyers. It also depends on Eni’s ability to gain access to new investment opportunities. Competitive trends represent a risk to the profitability of all Eni’s business segment:

  E&P may be negatively affected by its relatively smaller scale compared to other players in the industry;
  The business of marketing natural gas in the European wholesale market managed by the GGP segment is exposed to pricing competition considering anticipated weak demand trends in Europe and an oversupplied market;
  The businesses of oil refining and production of basic petrochemicals conducted in Europe are exposed to industry cyclicality, weak demand, overcapacity, competition from players with wider scale and cost advantages which are operating in geographies characterized by lower energy costs and environmental exposures compared to Europe, and finally growing market penetration on more sustainable products and solutions; and
  The business of marketing natural gas and electricity to the retail market, which is managed by our subsidiary Plenitude, is exposed to the competitive nature of the retail market that is characterized by an almost full liberalization, a large number of suppliers and customers’ ability to switch rapidly from one supplier to another.

More information about the competitive trends of Eni’s segments are disclosed in Item 4.

Rising concerns about climate change and effects of the energy transition could continue to lead to a fall in demand and potentially lower prices for hydrocarbons. Climate change could also have a physical impact on our assets and supply chains. This risk may also lead to additional legal and/or regulatory measures, resulting in project delays or cancellations, potential additional litigation, operational restrictions, and additional compliance obligations

Societal demand for urgent action on climate change has increased, especially since the Intergovernmental Panel on Climate Change (IPCC) Special Report of 2018 on 1.5°C effectively made the more ambitious goal of the Paris Agreement to limit the rise in global average temperature this century to 1.5 degrees Celsius the default target. This increasing focus on climate change and drive for an energy transition have created a risk environment that is changing rapidly, resulting in a wide range of governmental actions at global, local and company levels, increasing pressure from civil society and the investing and lending community to speed up our decarbonization plans. The potential impact and likelihood of the associated exposure for Eni could vary across different time horizons, depending on the specific components of the risk.

We expect that a growing share of our greenhouse gas (GHG) emissions will be subject to regulation, resulting in increased compliance costs and operational restrictions. Regulators may seek to limit certain oil and gas projects or make it more difficult to obtain required permits. Additionally, climate activists are challenging the grant of new and existing regulatory permits. We expect that these challenges and protests are likely to continue and could delay or prohibit operations in certain cases. Our strategy to achieve our target of becoming net zero on all emissions from our operations has resulted in and could continue to require additional costs. We also expect that actions by customers to reduce their emissions will continue to lower demand and potentially affect prices for fossil fuels, as will GHG emissions regulation through taxes, fees and/or other incentives. This could be a factor contributing to additional provisions for our assets and result in lower earnings, cancelled projects and potential impairment of certain assets.

The pace and extent of the energy transition could pose a risk to Eni if we decarbonize our operations and the energy we sell is not aligned to the demand of to society. If we are slower than society, customers may prefer a different supplier, which would reduce demand for our products and adversely affect our reputation besides materially affecting our earnings and financial results. If we move much faster than society, we risk investing in technologies, markets or low-carbon products that are unsuccessful because there is limited demand for them.

The physical effects of climate change such as, but not limited to, increases in temperature and sea levels and fluctuations in water levels could also adversely affect our operations and supply chains.

Certain investors have decided to divest their investments in fossil fuel companies. If this were to continue, it could have a material adverse effect on the price of our securities and our ability to access capital markets. Stakeholder groups are also putting pressure on commercial and investment banks to stop financing fossil fuel companies. Some financial institutions have started to limit their exposure to fossil fuel projects. Accordingly, our ability to use financing for these types of future projects may be adversely affected. This could also adversely affect our potential partners’ ability to finance their portion of costs, either through equity or debt.

In some countries, governments, regulators, organizations, and individuals have filed lawsuits seeking to hold oil companies liable for costs associated with climate change or seeking to have oil companies condemned to speed up decarbonization plans based on alleged crimes against the environment or human rights violations. While we believe these lawsuits to be without merit, losing could have a material adverse effect on our business. We expect to see additional regulatory requirements to provide disclosures related to climate risks.

In summary, rising climate change concerns, the pace at which we decarbonize our operations relative to society and effects of the energy transition have led and could lead to a decrease in demand and potentially affect prices for fossil fuels. The Company’s traditional oil and gas business may increase or decrease depending upon regulatory or market forces, among other factorsIf we are unable to find economically viable, publicly acceptable solutions that reduce our GHG emissions and/or GHG intensity for new and existing projects and for the products we sell, we could experience financial penalties or extra costs, delayed or cancelled projects, potential impairments of our assets, additional provisions and/or reduced production and product sales. future results of operations, cash flow, liquidity, business prospects, financial condition, shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares may be adversely and significantly affected.

The above mentioned risks may emerge in the short, medium, and long term.

a) Regulatory risk: increasing worldwide efforts to tackle climate change may lead to the adoption of stricter regulations to curb carbon emissions and this could lead to increasing expenditures in the short term and may end up suppressing demands for our products in medium-to-long term.

Regulatory actions intended to reduce greenhouse gas emissions include adoption of cap-and-trade regimes, carbon taxes, carbon-based import duties or other trade tariffs, minimum renewable usage requirements, restrictive permitting, increased mileage and other efficiency standards, mandates for sales of electric vehicles, mandates for use of specific fuels or technologies, and other incentives or mandates designed to support transitioning to lower-emission energy sources. Depending on how policies and regulations are formulated and applied, such policies and regulations could negatively affect our investment returns, make our hydrocarbon-based products more expensive or less competitive, lengthen project implementation times, and reduce demand for hydrocarbons, as well as shift hydrocarbon demand toward relatively lower-carbon alternatives. Current and pending greenhouse gas regulations or policies may also increase our compliance costs, such as for monitoring or sequestering emissions.

b) Market/Technological risk: in the long-term demands for hydrocarbons may be materially reduced by the projected mass adoption of electric vehicles, the development of green hydrogen, the deployment of massive investments to grow renewable energies also supported by governments fiscal policies and the development of other technologies to produce clean feedstock, fuels, and energy.

In the long term, the weight of hydrocarbons in the global energy mix may decline due to an expected increase in the amount of energy generated by renewables, the possible emergence of new products and technologies, as well as changing consumers’ preferences.

A large portion of Eni’s business depends on the global demand for oil and natural gas. If existing or future laws, regulations, treaties, or international agreements related to GHG and climate change, including state incentives to conserve energy or use alternative energy sources, technological breakthroughs in the field of renewable energies, hydrogen, production of nuclear energy or mass adoption of electric vehicles trigger a structural decline in worldwide demand for oil and natural gas, Eni’s results of operations and business prospects may be materially and adversely affected in case the Company fail to adapt its business model at the same pace of the energy transition as the economy.

c) Legal risk: several lawsuits are pending in various jurisdictions against oil&gas companies based on alleged violations of human rights, damage to environment and other claims and such legal actions may be brought against us.

In recent years, there has been a marked increase in climate-based litigation. Courts could be more likely to hold companies who have allegedly made the most significant contributions to climate change to account. Courts may condemn oil and gas companies to compensate individuals, communities, and states for the economic losses due to global warming as a consequence of their alleged responsibility in supporting hydrocarbons and their alleged awareness of knowingly hurting the environment. In some cases, companies’ boards have been summoned for having allegedly failed to take effective actions to contrast climate change.

 For example, we are defending in California against claims brought to us by local administrations and certain associations of individuals who are seeking compensation for alleged economic losses and environmental damage due to climate change.

Private individuals, associations and NGOs may also bring legal actions against states or companies to get them condemned to adopt stricter targets in reducing GHG emissions and that could entail more restrictive measures on businesses. For example, in 2023, certain NGOs and several private citizens filed a complaint before an Italian court alleging that Eni and agencies of the Italian State are liable for climate change. The plaintiffs claimed economic losses and other damages and requested that Eni revises its decarbonisation strategy and immediately stops any harmful conducts, alleging several environmental crimes and violations of human rights.

As such, climate litigation represents a significant risk. In case the Company is condemned to reduce its GHG emissions at a much faster rate than planned by management or to compensate for damage related to climate change due to ongoing or potential lawsuits, we could incur a material adverse effect on our results of operations and business’s prospects.

d) Reputational risk: the consideration of oil&gas companies as poorly performing investments from an environmental standpoint by financial market participants, could reduce the attractiveness of their securities or limit their ability to access the capital markets. Activist investors have been seeking to interfere in companies’ plans and strategies through matter of shareholders’ resolutions.

The reputational risk of oil&gas companies owes to the growing perception by governments, financial institutions, and the general public that those companies may be liable for global warming due to GHG emissions across the hydrocarbon value chain, particularly related to the use of energy products, and may be poorly performing players in the ESG dimensions. This could possibly impair their reputation and make their securities and debt instruments less attractive than other industrial sectors to investors.

Banks, financing institutions, lenders and insurance companies are cutting exposure to the fossil fuel industry due to the need to comply with ESG mandate or to reach emission reduction targets in their portfolios and this could limit our ability to access new financing, could drive a rise in borrowing costs to us or increase the costs of insuring our assets.

As a result of those developments, we could expect the cost of capital to the Company to rise in the future and reduced ability on part of Eni to obtain financing for future projects in the oil&gas business or to obtain it at competitive rates, which may curb our investment opportunities or drive an increase in financing expenses, negatively affecting our results of operations and business prospects.

e) climate change adaptation: extreme weather phenomena, which are allegedly caused by climate change, may disrupt our operations

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

Investments in our low-carbon products and services may not achieve expected returns

We are building our portfolio of low-carbon products and services such as electricity generated from solar and wind power, biofuels, projects for permanent geological sequestration of CO2, and charging for electric vehicles through organic and inorganic growth.

In expanding our offerings of these low-carbon products and services, we expect to undertake acquisitions and form partnerships. The success of these transactions will depend on our ability to realise the synergies from combining our respective resources and capabilities, including the development of new processes, systems and distribution channels. For example, it may take time to develop these areas through retraining our workforce and recruitment for the necessary new skills. It may take longer to realise the expected returns from these transactions.

The operating margins for our low-carbon products and services may not be as high as the margins we have experienced historically in our oil and gas operations.

Therefore, developing our low-carbon products and services is subject to challenges which could have a material adverse effect on future results of operations, cash flow, liquidity, business prospects, financial condition, shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares may be adversely and significantly affected.

Risks deriving from Eni’s exposure to weather conditions

Significant changes in weather conditions in Italy and in the rest of Europe from year to year may affect demand for natural gas and some refined products. In colder years, demand for such products is higher. Accordingly, the results of operations of Eni’s businesses engaged in the marketing of natural gas and, to a lesser extent, the Enilive and Refining business, as well as the comparability of results over different periods may be affected by such changes in weather conditions. Over recent years, this pattern could have been possibly affected by the rising frequency of weather trends like milder winter or extreme weather events like heatwaves or unusually cold snaps, which are possible consequences of climate change.

The Group is exposed to significant operational and economic risks associated with the exploration and production of crude oil and natural gas

The exploration and production of oil and natural gas require high levels of capital expenditures and are subject to specific operational and economic risks as well as to natural hazards and other uncertainties. The natural hazards and the economic risks described below could have an adverse, significant impact on Eni’s future growth prospects, results of operations, cash flows, liquidity, and shareholders’ returns.

a) Operational risks in connection to drilling and extraction operations

The physical and geological characteristics of oil and gas fields entail natural hazards and other operational risks including risks of eruptions of hydrocarbons, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, oil spills, gas leaks, risks of blowout, fire or explosion and risks of earthquake in connection with drilling and extraction activities. Eni has material offshore operations which are inherently riskier than onshore activities. In 2023, approximately 70% of Eni’s total oil and gas production for the year derived from offshore fields, mainly in Egypt, Norway Libya, Angola, Kazakhstan, Indonesia, Venezuela, the United Arab Emirates, Congo and the United States. Offshore accidents and oil spills could cause damage of catastrophic proportions to the ecosystem and to communities’ health and security due to the apparent difficulties in handling hydrocarbons containment in the sea, pollution, poisoning of water and organisms, length and complexity of cleaning operations and other factors. Furthermore, offshore operations are subject to marine risks, including storms and other adverse weather conditions and perils of vessel collisions, which may cause material adverse effects on the Group’s operations and the ecosystem.

b) Exploratory drilling efforts may be unsuccessful

Exploration activities are mainly subject to the mining risk, i.e. the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling and completing wells have margins of uncertainty, and drilling operations may be unsuccessful because of a large variety of factors, including geological failure, unexpected drilling conditions, pressure or heterogeneities in formations, equipment failures, well control (blowouts) and other forms of accidents. A large part of the Company exploratory drilling operations is located offshore, including in deep and ultra-deep waters, in remote areas and in environmentally sensitive locations (such as the Barents Sea, the Gulf of Mexico, deep water leases off West Africa, Indonesia, the Mediterranean Sea and the Caspian Sea). In these locations, the Company generally experiences higher operational risks and more challenging conditions and incurs higher exploration costs than onshore. Furthermore, deep and ultra-deep water operations require significant time before commercial production of discovered reserves can commence, increasing both the operational and the financial risks associated with these activities.

Because Eni plans to make significant investments in executing exploration projects, it is possible that the Company will incur significant amounts of dry hole expenses in future years. Unsuccessful exploration activities and failure to discover additional commercial reserves could reduce future production of oil and natural gas, which is highly dependent on the rate of success of exploration projects and could have an adverse impact on Eni’s future performance, growth prospects and returns.

c) Development projects bear significant operational risks which may adversely affect actual returns

Projects to develop and market reserves of crude oil and natural gas normally entail long lead times because of the complexity of the activities required to achieve the production start-up. Those activities include appraising a discovery, defining contractual and fiscal terms and conditions with state-owned entities and other partners to reach a final investment decision, and building and commissioning large-scale plants and equipment. Delays in the construction of key plants and facilities or in obtaining all necessary authorizations from competent authorities, costs overruns due to unplanned drilling and other operational conditions, as well as unexpected events resulting in temporarily stoppage of activities (e.g. third-party claims, environmentalists protests, changes to the work scope requested by governmental authorities, contractors’ underperformance) could significantly and adversely affect projects’ expected returns. Moreover, projects executed with partners and joint venture partners reduce the ability of the Company to manage risks and costs, and Eni could have limited influence over and control of the operations and performance of its partners. The occurrence of any of such risks may negatively affect the time-to-market of the reserves and may cause cost overruns and start-up delays, lengthening the project pay-back period. Those risks would adversely affect the economic returns of Eni’s development projects and the achievement of production growth targets, also considering that those projects are exposed to the volatility of oil and gas prices which may be substantially different from those estimated when the investment decision was made, thereby leading to lower return rates.

Finally, if the Company is unable to develop and operate major projects as planned, or in case actual reservoir performance and natural field decline do not meet management’s expectations, it could incur significant impairment losses of capitalized costs associated with reduced future cash flows of those projects.

The Group is currently engaged in the execution of several development projects to put into production its proved oil and natural gas reserves. The Company has changed its approach on how to manage development projects in the hydrocarbon segment, which normally feature long-lead times. In recent years we have implemented a phased approach to developing activities so to accelerate the production start-up, as well we have favoured near field development to exploit synergies with existing infrastructures and reutilization/reconversion of existing plants and vessels. This strategy in developing activities is intended to shorten the time-to-market of reserves and to accelerate the pay-back period. However, the achievement of the expected time-to-market and execution of development projects on time and on budget depends on several elusive factors which are inherently difficult to schedule:

• appraising a discovery to evaluate the technical and economic feasibility of a development project,

• finalizing negotiations with joint venture partners, governments and state-owned companies, suppliers and potential customers to define project terms and conditions, including, for example, the fiscal take, the production sharing terms with the first party, or negotiating favorable long-term contracts to market gas reserves;

• obtaining timely issuance of permits and licenses by government agencies, including obtaining all necessary administrative authorizations to drill locations, install producing infrastructures, build pipelines and related equipment to transport and market hydrocarbons;

• effectively carrying out the front-end engineering design in order to prevent the occurrence of technical inconvenience during the execution phase;

• timely manufacturing and delivery of critical plants and equipment by contractors, like floating production storage and offloading (FPSO) vessels, floating units for the production of liquefied natural gas (FLNG) and platforms, as well as building transport infrastructures to export production to final markets;

• preventing risks associated with the use of new technologies and the inability to develop advanced technologies to maximise the recoverability rate of hydrocarbons or gain access to previously inaccessible reservoirs;

• carefully planning the commissioning and hook-up phase where mismanagement might lead to delays to achieve first oil;

• changes in operating conditions and cost overruns. We expect the prices of key input factors such as labour, basic materials (steel, cement, and other metals) and utilities to remain elevated in the next year or two until inflationary pressures throughout the entire supply chain moderate on the back of a slowing economy. We also expect daily rates of leased rigs and other drilling vessels and facilities to not come down as much as oil companies competes for a stable amount of supply of this kind of equipment considering the restructuring the oilfield service sector has undergone due to reduced capital spending by their clients.

All the above-mentioned factors can cause delays and cost overruns therefore negatively impacting expected rate of returns of projects, also considering the volatility of hydrocarbons prices.

d) Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition, including cash flows

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

e) Uncertainties in estimates of oil and natural gas reserves

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

The prices used in calculating Eni’s estimated proved reserves are, in accordance with the U.S. Securities and Exchange Commission (the “U.S. SEC”) requirements, calculated by determining the unweighted arithmetic average of the first-day-of-the-month commodity prices for the preceding 12 months. For the 12-months ending at December 31, 2023, average prices were based on 83 $/barrel for the Brent crude oil, lower than the 2022 reference price 101 $/barrel, resulting in us having 37 million BOE of reserves that have become uneconomical at a lower price and were therefore removed from proved reserves.

Accordingly, the estimated reserves reported as of the end of 2023 could be significantly different from the quantities of oil and natural gas that will be ultimately recovered. Any downward revision in Eni’s estimated quantities of proved reserves would indicate lower future production volumes, which could adversely impact Eni’s business prospects, results of operations, cash flows and liquidity.

f) The development of the Group’s proved undeveloped reserves “PUD” may take longer and may require higher levels of capital expenditures than it currently anticipates, or the Group’s proved undeveloped reserves may not ultimately be developed or produced

As of December 31, 2023, approximately 38% of the Group’s total estimated proved reserves (by volume) were undeveloped and may not be ultimately developed or produced. Recovery of PUD requires significant capital expenditures and successful drilling operations. The Group’s reserve estimates assume it can and will make these expenditures and conduct these operations successfully. These assumptions may prove to be inaccurate and are subject to the risk of a structural decline in the prices of hydrocarbons, which could reduce available funds to develop PUD and/or make development uneconomical. The Group’s reserve report as of December 31, 2023 includes estimates of total future development and decommissioning costs associated with the Group’s proved total reserves of approximately €42.6 billion (undiscounted, including consolidated subsidiaries and equity-accounted entities; €44.3 billion in 2022). It cannot be certain that estimated costs of the development of these reserves will prove correct, development will occur as scheduled, or the results of such development will be as estimated. In case of change in the Company’s plans to develop those reserves, or if it is not otherwise able to successfully develop these reserves as a result of the Group’s inability to fund necessary capital expenditures due to a prolonged decline in the price of hydrocarbons or otherwise, it will be required to remove the associated volumes from the Group’s reported proved reserves.

g) The oil&gas industry is a capital-intensive business and needs large amount of funds to find and develop reserves. In case the Group does not have access to sufficient funds its oil&gas business may decline

The oil and gas industry is a capital intensive business. Eni makes and expects to continue making substantial capital expenditures in its business for the exploration, development and production of oil and natural gas reserves. Historically, Eni’s capital expenditures have been financed with cash generated from operations, proceeds from asset disposals, borrowings under its credit facilities and proceeds from the issuance of debt and bonds. The actual amount and timing of future capital expenditures may differ materially from Eni’s estimates as a result of, among other things, changes in commodity prices, changes in cost of oil services, available cash flows, lack of access to capital, actual drilling results, the availability of drilling rigs and other services and equipment, the availability of transportation capacity, and regulatory, technological and competitive developments. Eni’s cash flows from operations and access to capital markets are subject to several variables, including but not limited to:

●	the amount of Eni’s proved reserves;
●	the volume of crude oil and natural gas Eni is able to produce and sell from existing wells;
●	the prices at which crude oil and natural gas are marketed;
●	Eni’s ability to acquire, find and produce new reserves; and
●	the ability and willingness of Eni’s lenders to extend credit or of participants in the capital markets to invest in Eni’s bonds considering that adoption of ESG targets by lenders may restrict our access to third-party financing.

If cash generated by operations, cash from asset disposals, or cash available under Eni’s liquidity reserves or its credit facilities or issuance of new bonds is not sufficient to meet capital requirements, the failure to obtain additional financing could result in a curtailment of operations relating to development of Eni’s reserves, which in turn could adversely affect its results of operations and cash flows and its ability to achieve its growth plans. In the four-year plan we are forecasting significant capital expenditures in a range of €5.5-6 billion on average per year to fund new exploration and development projects and production ramp ups and considering expected continuation of inflationary trends in upstream costs. In case of a decline in hydrocarbons prices, we may be forced to take on new finance debt from banks and financing institutions to pursue our development plans and that could increase our financial risk profile. Finally, funding Eni’s capital expenditures with additional debt will increase its leverage and the issuance of additional debt will require a portion of Eni’s cash flows from operations to be used for the payment of interest.

h) Oil and gas activity may be subject to increasingly high levels of income taxes and royalties

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

In 2022, in response to a surge in hydrocarbons and electricity prices also due to the disruption risks in connection with the Russian military aggression of Ukraine, governments of EU member states and of UK enacted solidaristic contributions in the form of one-off or temporary windfall levies to increase the fiscal take on the profits of energy companies relating to the portion of those profits deemed to exceed historical averages, to collect funds to alleviate the financial burden on households and businesses due to rising costs of fuels and energy. These windfall taxes negatively affected our results of operations and cash flow in 2022 and, to a lesser extent, in 2023.

Notwithstanding hydrocarbons and electricity prices have significantly declined in 2023 compared to 2022, they are still perceived to remain at historically high values by governments and consumers. Given rising pressures on public finances due to an expected economic slowdown and the general consideration that the oil&gas companies may be benefiting from the ongoing geopolitical tensions in Ukraine and the Middle East, management cannot rule out the possibility of the introduction of new windfall taxes and other extraordinary levies targeting the hydrocarbons sector, which could negatively affect the Group’s results of operations and cash flows.

i) The present value of future net revenues from Eni’s proved reserves will not necessarily be the same as the current market value of Eni’s estimated crude oil and natural gas reserves

In the Supplementary oil & gas information, it is indicated the present value of future net revenues from Eni’s proved reserves that may differ from the current market value of Eni’s estimated crude oil and natural gas reserves. In accordance with the SEC rules, Eni bases the estimated discounted future net revenues from proved reserves on the 12-month unweighted arithmetic average of the first day of the month commodity prices for the preceding twelve months. Actual future prices may be materially higher or lower than the SEC pricing method in the calculations. Actual future net revenues from crude oil and natural gas properties will be affected by factors such as:

●the actual prices Eni receives for sales of crude oil and natural gas;

●the actual cost and timing of development and production expenditures;

●the timing and amount of actual production; and

●changes in governmental regulations or taxation.

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

The Group may fail to execute in whole or in part its asset disposition plan and/or realise the returns and proceeds expected from it.

Our financial plan for the next four-year period 2024-2027 contemplates a gross capital expenditures program of around €35 billion and asset dispositions of about €8 billion (net of expected disbursements for acquisitions) leading to a net cash flow for investing activities of about €7 billion per year on average. The ability of the Group to successfully realize such asset dispositions is exposed to several risks, such as the Group’s failure to find purchasers of the assets and effect the dispositions at the price or on the terms that were anticipated. These risks are particularly significant in the current environment dominated by high interest rates, where, therefore, financing for perspective buyers could be limited, and volatility, where asset valuations can fluctuate significantly and unpredictably. The Group’s failure to realise in whole or in part its disposition plan and/or realise the expected returns and proceeds may adversely affect the Group’s cash flows and, therefore, the Group’s ability to fund its capital expenditure programs and/or distribution policy.

Further, dispositions have their own risks associated with the separation of operations and personnel, the potential provision of transitional services and the allocation of management resources. Dispositions may also involve continued financial involvement of the Group in the divested business, such as through guarantees, indemnities or other financial obligations and may result in lost synergies that could negatively impact our balance sheet, income statement and cash flows.

Risks related to political considerations

As at 31 December 2023, about 82% of Eni’s proved hydrocarbon reserves were located in non-OECD (Organisation for Economic Co-operation and Development) countries, mainly in Africa, Central Asia and Middle East where the socio-political framework, the financial system and the macroeconomic outlook are less stable than in the OECD countries. In those non-OECD countries, Eni is exposed to a wide range of political risks and uncertainties, which may impair Eni’s ability to continue operating economically on a temporary or permanent basis, and Eni’s ability to access oil and gas reserves. Particularly, Eni faces risks in connection with the following potential issues and risks:

●	socio-political instability leading to internal conflicts, revolutions, establishment of non-democratic regimes, protests, attacks, and other forms of civil disorder and unrest, such as strikes, riots, sabotage, blockades, vandalism and theft of crude oil at pipelines, acts of violence and similar events. These risks could result in disruptions to economic activity, loss of output, plant closures and shutdowns, project delays, loss of assets and threats to the security of personnel. They may disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate greater political and economic instability in some of the geographical areas in which Eni operates. Additionally, any possible reprisals because of military or other action, such as acts of terrorism in Europe, the United States or elsewhere, could have a material adverse effect on the world economy and hence on the global demand for hydrocarbons;
●	lack of well-established and reliable legal systems and uncertainties surrounding the enforcement of contractual rights;
●	unfavorable enforcement of laws, regulations and contractual arrangements leading, for example, to expropriation, nationalization or forced divestiture of assets and unilateral cancellation or modification of contractual terms, tax or royalty increases (including retroactive claims) and restrictions on exploration, production, imports and exports;
●	sovereign default or financial instability since those countries rely heavily on petroleum revenues to sustain public finance. Financial difficulties at country level often translate into failure by state-owned companies and agencies to fulfil their financial obligations towards Eni relating to funding capital commitments in projects operated by Eni or to timely paying for supplies of equity oil and gas volumes; exports;
●	difficulties in finding qualified international or local suppliers in critical operating environments; and
●	complex processes of granting authorizations or licenses affecting time-to-market of certain development projects.

Areas where Eni operates and where the Company is particularly exposed to political risk include, but are not limited to Libya, Venezuela, Nigeria, and Egypt.

Eni’s operations in Libya are exposed to significant geopolitical risks. The social and political instability of the Country dates to the revolution of 2011 that brought a change of regime and a civil war with a material impact on our operations in that year. A divided political landscape emerged from those events, which caused a prolonged period of internal instability which has triggered several acts of internal conflict, clashes, civil turmoil, and unrest involving the opposing factions amidst failed attempts to hold general elections and appoint a national government, resulting in several disruptions to Eni’s activities in the Country in that timeframe, albeit of a smaller scale compared to 2011. In 2023, notwithstanding a stalemate in the process of reunification of the Country, the coexistence of the Government of National Unity installed in Tripoli and the self-appointed National Stability Government installed in the east of the country has paved the way to a relatively higher degree of stability. In 2023, Eni production in Libya was 162 KBOE/d, equal to 11% of the Group’s total production, and was in line with management’s plans. Management believes that Libya’s geopolitical situation will continue to represent a source of risk and uncertainty to Eni’s operations in the country and to the Group’s results of operations and cash flow.

The financial difficulties of Venezuela partly due to the US sanction regime have impaired our ability to conduct profitable operations in the country. Currently, after having completely impaired other projects in past reporting periods, the Company retains just one asset in Venezuela: the 50%-participated Cardón IV joint venture, which is operating an offshore natural gas field and is supplying its production to the national oil company, Petroleos de Venezuela SA (“PDVSA”), under a long-term supply agreement. PDVSA has failed to regularly pay the receivables for the gas volumes supplied by Cardón IV venture and consequently a significant amount of overdue receivables is outstanding at the closing date of the financial year 2023 and a credit loss provision has been booked to reflect the counterparty risk. As of 31 December 2023, Eni’s invested capital in Venezuela was approximately €1 billion, mainly relating to trade receivable owed to us by PDVSA. Due to a partial lifting of US sanctions on the trade of Venezuelan crude oil, Eni was able in 2023 to obtain the reimbursement in-kind of a portion of its trade receivables, so to partly offset the increase of the year due to the current natural gas production and revenues. However, there is still a great deal of uncertainty about any possible evolution of the US sanctions against Venezuela and our ability to recover our outstanding receivables.

The Group has significant credit exposure towards state-owned and privately-held local companies in Nigeria in relation to their share of funding of petroleum projects operated by Eni. A significant amount of receivables owed to us was past due as at December 31, 2023 because of Eni’s Nigerian counterparts inability to reimburse their share of expenditures funded by us reflecting a deteriorated financial framework of the Country.

Furthermore, Eni’s operations in Nigeria were negatively affected by continuing acts of theft of oil at onshore pipelines in past years and, to a lesser extent, also in 2023.

Egypt has been experiencing financial restraints due to an economic slowdown and a contraction in reserves of foreign currencies. Eni is currently supplying its equity share of natural gas production to local state-owned oil companies that have failed to pay trade receivables owed to us in a timely manner. On the basis of the commitments of the country's authorities to normalize the outstanding exposure towards Eni, an expected credit loss was estimated taking into account the expected timing of collection.

Sanction targets

The most relevant sanction programs for Eni are those issued by the European Union and the United States of America and, as of today, the restrictive measures adopted by such authorities in respect of Russia.

As consequence of Russia’s military aggression of Ukraine, the European Union, the United Kingdom, the United States and the G-7 countries adopted a comprehensive system of sanctions against Russia to weaken its economy and its ability to finance the war. The sanction system is constantly evolving.

The main targets of the sanctions are the Russian Central Bank and the major financial institutions of the country, as well as Russia’s exports of crude oil and refined products to international markets. Considering the complexity of the sanctions and the existing Eni’s contracts for natural gas supply from Russia and the need to make payments to Russian counterparties, the Company is exposed to the risk of possible violations of the sanction’s regime.

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

From 2017, the United States have enacted a regime of economic and financial sanctions against Venezuela. The scope of the restrictions, initially targeting certain financial instruments issued or sold by the Government of Venezuela, was gradually expanded over 2017 and 2018 and then significantly broadened during the course of 2019 when PDVSA, the main national state-owned enterprise, was added to the “Specially Designated Nationals and Blocked Persons List” and the Venezuelan government and its controlled entities became subject to assets freeze in the United States. Even if such U.S. sanctions are substantially “primary” and therefore dedicated in principle to U.S. persons only, retaliatory measures and other adverse consequences may also interest foreign entities which operate with Venezuelan listed entities and/or in the oil sector of the country. The U.S. sanction regime against Venezuela was further tightened in 2020 by restricting any Venezuelan oil exports, including swap schemes utilized by foreign entities to recover trade and financing receivables from PDVSA and other Venezuelan counterparties. This latter tightening of the sanction regime has reduced the Group’s ability to collect the trade receivable owed to Eni for its activity in the country in 2021 and 2022, except for limited waivers agreed with US relevant authorities. which have recently relaxed the sanction regime. In the final part of 2023, the US sanction regime against Venezuela was relaxed and that has enabled Eni to lift some PDVSA’s entitlements of crude oil and to compensate overdue amounts of trade receivables owed to us in connection with our supplies of equity natural gas to PDVSA.

Eni carefully evaluates on a case-by-case basis the adoption of adequate measures to minimize its exposure to any sanctions risk which may affect its business operation. In any case, the U.S. sanctions add stress to the already complex financial, political, and operating outlook of the country, which could further limit the ability of Eni to recover its investments in Venezuela.

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

b) Risks associated with the regulatory powers entrusted to the Italian Regulatory Authority for Energy, Networks and Environment in the matter of pricing to residential customers

Eni’s wholesale gas and retail gas and power businesses are subject to regulatory risks mainly in Italy’s domestic market. The Italian Regulatory Authority for Energy, Networks and Environment (the “Authority”) is entrusted with certain powers in the matter of natural gas and power pricing. Specifically, the Authority retains a surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for the supply of natural gas to residential and commercial users who opt to adhere to regulated tariffs until the market is fully opened. Developments in the regulatory framework intended to increase the level of market liquidity or of deregulation or intended to reduce operators’ ability to transfer to customers cost increases in raw materials may negatively affect future sales margins of gas and electricity, operating results, and cash flow. In the current environment characterized by rising energy costs, it is possible that the Authority may enact measures intended to limit revenues of inframarginal power generation and to reduce the indexation of the cost of the raw materials in pricing formulae applied by retail companies that market natural gas and electricity to residential customers and that development could negatively affect our results of operations and cash flow in the domestic retail business of natural gas and power. In the current energy context, characterized by many regulatory interventions at EU and national level aimed at ensuring security of supply and curbing consumptions and energy prices for final customers, also our GGP business that engages in the wholesale marketing of natural gas and the power generation business that sell produced electricity on the spot market could be exposed to a regulatory risk, although on a smaller scale than the retail business due to well-established and liquid spot markets for natural gas and electricity.

Risks related to environmental, health and safety regulations and legal risks

a) The Group is exposed to material HSE risks due to the nature of its operations

The Group engages in the exploration and production of crude oil and natural gas, processing, transportation and refining of crude oil, transport of natural gas by pipeline, transport of LNG by carriers, storage and distribution of petroleum products and the production of base chemicals, plastics, and elastomers. The Group’s operations expose Eni to a wide range of significant health, safety, security, and environmental risks. Flammability and toxicity of hydrocarbons, technical faults, malfunctioning of plants, equipment and facilities, control systems failure, human errors, acts of sabotage, attacks, loss of containment and climate-related hazards can trigger adverse consequences such as explosions, blow-outs, fires, oil and gas spills from wells, pipeline and tankers, release of contaminants and pollutants in the air, ground and water, toxic emissions, and other negative events. The magnitude of these risks is influenced by the geographic range, operational diversity, and technical complexity of Eni’s activities. Eni’s future results of operations, cash flow and liquidity depend on its ability to identify and address the risks and hazards inherent to operating in those industries.

b) Eni expects to incur material operating expenses and expenditures in future years in relation to compliance with applicable environmental, health and safety regulations, including compliance with any national or international regulation on greenhouse gas (GHG) emissions

Eni’s activities are highly regulated. Laws and regulations intended to preserve the environment and to safeguard health and safety of workers and communities impose several obligations, requirements, and prohibitions to the Company’s businesses due to their inherent nature because of flammability, dangerousness, and toxicity of hydrocarbons and of objective risks of industrial processes to explore, develop, extract, refine, handling and transport oil, natural gas, liquified natural gas and products. These laws and regulations require acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, including refinery and petrochemical plant operations, limit or prohibit drilling activities in certain protected areas, require to remove and dismantle drilling platforms and other equipment and well plug-in once oil and gas operations have terminated, provide for measures to be taken to protect the safety of the workplace, the health of employees, contractors and other Company collaborators and of communities involved by the Company’s activities, and impose criminal and civil liabilities for polluting the environment or harming employees’ or communities’ health and safety as result from the Group’s operations. These laws and regulations control the emission of scrap substances and pollutants, discipline the handling of hazardous materials and waste and set limits to or prohibit the discharge of soil, water or groundwater contaminants, emissions of toxic gases and other air pollutants or can impose taxes on carbon dioxide emissions, as in the case of the European Trading Scheme that requires the purchase of an emission allowance for each tons of carbon dioxide emitted in the environment above a pre-set threshold, resulting from the operation of oil and natural gas extraction and processing plants, petrochemical plants, refineries, service stations, vessels, oil carriers, pipeline systems and other facilities owned or operated by Eni.

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

Management expects that the Group will continue to incur significant amounts of operating expenses and expenditures in the foreseeable future to comply with laws and regulations and to safeguard the environment and the health and safety of employees, contractors and communities involved by the Company operations, including:

●	costs to prevent, control, eliminate or reduce certain types of air, soil and water emissions and handle waste and other hazardous materials, including the costs incurred in connection with government action to address climate change (see the specific section below on climate-related risks);
●	remedial and clean-up measures related to environmental contamination or accidents at various sites, including those owned by third parties, as well as decommissioning costs of productive infrastructures and well plugging of industrial hubs and oil and gas fields once production and manufacturing activities are discontinued;
●	damage compensation claimed by individuals and entities, including local, regional or state administrations in case Eni is found liable of a HSE incident, contamination, pollution of groundwater, soil or the atmosphere, or violations of HSE laws.

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

c) the Group is exposed to operational risks in connection with the transportation of hydrocarbons

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

d) the Group is not insured against all potential HSE risks

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

The Company has invested and will continue to invest significant financial resources to continuously upgrade the methods and systems for safeguarding the reliability of its plants, production facilities, well execution, vessels, transport and storage infrastructures, the safety and the health of its employees, contractors, local communities, and the environment, to prevent risks, to comply with applicable laws and policies and to respond to and learn from unforeseen incidents. However, these measures may ultimately not be completely successful in preventing and/or altogether eliminating risks of adverse events. Failure to properly manage these risks as well as accidental events like human errors, unexpected system failure, sabotages, cyberattacks or other unexpected drivers could cause any if the incidents described herein of various magnitude which could lead in a worst case scenario serious consequences, including loss of life, damage to properties, environmental pollution, legal liabilities and/or damage claims and consequently a disruption in operations and potential economic losses that could have a material and adverse effect on the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares.

LEGAL, IT AND FINANCIAL RISKS

a) Eni is exposed to the risk of material environmental liabilities in connection with pending litigation

Eni has incurred in the past and may incur in the future material environmental liabilities in connection with the environmental impact of its past and present industrial activities which has given rise to litigation with administrative bodies and third parties. Eni is also exposed to claims under environmental requirements and, from time to time, such claims have been made against the Company. Furthermore, environmental regulations in Italy and elsewhere typically impose strict liability. Strict liability means that in some situations Eni could be exposed to liability for clean-up and remediation costs, environmental damage, and other damages as a result of Eni’s conduct of operations that was lawful at the time it occurred or of the management of industrial hubs by prior operators or other third parties, who were subsequently taken over by Eni. In addition, plaintiffs may seek to obtain compensation for damage resulting from events of contamination and pollution or in case the Company is found liable for violations of any environmental laws or regulations. Due to the history and development of the Group, Eni is particularly exposed to this kind of risk in Italy. The Group is performing remediation and cleaning-up activities at several Italian industrial hub where the Group’s products were produced, processed, stored, distributed, or sold, such as chemical plants, mineral-metallurgic plants, refineries, and other facilities, which were subsequently disposed of, liquidated, closed, or shut down. Eni has been alleged to be liable for having polluted and contaminated proprietary or concession areas where those dismissed industrial hubs were located. State or local public administrations have sued Eni for environmental and other damages and for clean-up and remediation measures in addition to those which were performed by the Company, or which the Company has committed to performing, including allegations of violations of criminal laws (for example for alleged environmental crimes such as failure to perform soil or groundwater reclamation, environmental disaster and contamination, discharge of toxic materials, amongst others). Although Eni believes that it may not be held liable for having exceeded in the past pollution thresholds that are unlawful according to current regulations, but were allowed by laws then effective, or because the Group took over operations from third parties, it cannot be excluded that Eni could potentially incur such environmental liabilities. Eni’s financial statements account for provisions relating to the expected costs to clean up and remediate contaminated areas and groundwater at Eni’s shut-down Italian sites, where legal or constructive obligations exist and the associated costs can be reasonably estimated in a reliable manner, representing management’s best estimates of the Company’s existing environmental liabilities.

Although the Company has provided for known environmental obligations that are probable and reasonably estimable, it is likely that the Company will continue to incur additional liabilities. The amount of additional future costs are not fully determinable due to such factors as the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions that may be required, the determination of the Company’s liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties. These future costs may be material to results of operations in the period in which they are recognized, but the Company does not expect these costs will have a material effect on its consolidated financial position or liquidity.

b) Risks related to legal proceedings and compliance with anti-corruption legislation

Eni is the defendant in a number of civil and criminal actions and administrative proceedings. In future years Eni may incur significant losses due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements or to judge a negative outcome only as possible or to conclude that a contingency loss could not be estimated reliably; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to circumstances that are often inherently difficult to estimate. Certain legal proceedings and investigations in which Eni or its subsidiaries or its officers and employees are defendants involve the alleged breach of anti-bribery and anti-corruption laws and regulations and other ethical misconduct. Such proceedings are described in the “Item 18 - Notes to the consolidated financial statements”, under the heading “Legal Proceedings”. Ethical misconduct and noncompliance with applicable laws and regulations, including noncompliance with anti-bribery and anti-corruption laws, by Eni, its officers and employees, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.

c) Risks from acquisitions

Eni is constantly monitoring the market in search of opportunities to acquire individual assets or companies with a view of achieving its growth targets or complementing its asset portfolio. Acquisitions entail an execution risk – the risk that the acquirer will not be able to effectively integrate the purchased assets to achieve expected synergies. In addition, acquisitions entail a financial risk – the risk of not being able to recover the purchase costs of acquired assets, in case of a prolonged decline in the market prices of commodities. Eni may also incur unanticipated costs or assume unexpected liabilities and losses in connection with companies or assets it acquires. If the integration and financial risks related to acquisitions materialize, expected synergies from acquisition may fall short of management’s targets and Eni’s financial performance and shareholders’ returns may be adversely affected. At the beginning of 2024, Eni completed the acquisition of the group Neptune Energy with a transaction value of €2 billion, which represent the largest acquisition made by Eni in recent years and this deal could entail integration risks.

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

f) Violations of data protection laws carry fines and expose the Company and/or its employees to criminal sanctions and civil suits

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

g) Eni is exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk, commodity price risk and credit risk and may incur substantial losses in connection with those risks

Eni’s business is exposed to the risk that changes in interest rates, foreign exchange rates or the prices of energy commodities and products will adversely affect the value of assets, liabilities or expected future cash flows. The Group does not hedge its exposure to volatile hydrocarbons prices in its business of developing and extracting hydrocarbons reserves and other types of commodity exposures (e.g. exposure to the volatility of refining margins and of certain portions of the gas long-term supply portfolio) except for specific markets or business conditions. The Group has established risk management procedures and enters financial derivatives contracts to hedge its exposures to different commodity indexations and to currency and interest rates risks. However, hedging may not function as expected. In addition, Eni undertakes commodity trading to optimize commercial margins or with a view of profiting from expected movements in market prices. Although Eni believes it has established sound risk management procedures to monitor and control commodity trading, this activity involves elements of forecasting and Eni is exposed to the risk of incurring significant losses if prices develop contrary to management expectations and to the risk of default of counterparties.

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

Eni is exposed to credit risk. Eni’s counterparties could default, could be unable to pay the amounts owed to it in a timely manner or meet their performance obligations under contractual arrangements. These events could cause the Company to recognize loss provisions with respect to amounts owed to it by debtors of the Company and cashflow shortfall.

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

The Energy Evolution Business Group is engaged in the evolution of the businesses of power generation, transformation and marketing of products from fossil to bio, blue and green. In particular, it is focused on growing power generation from renewable energy and biomethane, it coordinates the bio and circular evolution of the Company’s refining system and chemical business, and it further develops Eni’s retail portfolio, providing increasingly more decarbonized products for mobility, household consumption and small enterprises. The Business Group includes results of the Enilive and Refining business, the chemical business managed by Versalis SpA and its subsidiaries, the Eni Plenitude SpA Società Benefit (“Plenitude”) and its subsidiaries which combines renewables generation, gas and power retail and business customers, electric vehicle charging and energy services in a unique and integrated business model. In addition to these activities, this business Group include the results of power generation from thermoelectric plants and the activities of environmental reclamation and requalification implemented by the subsidiary company Eni Rewind.

For IFRS segmental reporting purposes, Eni’s principal segments of operations are described below:

●	Exploration & Production: engages in oil and natural gas exploration and field development and production, as well as in LNG operations, in 35 countries, most notably Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Nigeria, Mexico, the United States, Kazakhstan, Algeria, Iraq, Indonesia, Ghana, Mozambique, Qatar, Côte d'Ivoire and the United Arab Emirates. In 2023, Eni’s average daily production amounted to 1,529 KBOE/d on an available- for-sale basis. As of December 31, 2023, Eni’s total proved reserves amounted to 6.4 BBOE, which include subsidiary undertakings and proportionally consolidated entities and Eni’s share of reserves of equity-accounted joint ventures and associates.
●	Global Gas & LNG Portfolio: engages in the wholesale activity of supplying and selling natural gas via pipeline and LNG, and the international transport activity. It also comprises gas trading activities targeting both hedging and stabilizing the Group’s commercial margins and optimizing the gas asset portfolio. In 2023, Eni’s worldwide sales of natural gas amounted to 50.51 BCM, of which 24.40 BCM was in Italy. The LNG business includes the purchase and marketing of LNG worldwide, with a large proportion of equity LNG supplies.
20

●

Enilive, Refining and Chemicals: engages in the supply of biofeedstock and crude oil supply, in the storage, production, distribution and marketing of biofuels, oil products, biomethane, smart mobility solutions and mobility services, and in the distribution of basic chemical products, intermediates, elastomers and chemicals from renewable sources. The results of operations of the Enilive and Refining business and of the chemical business have been combined in a single reporting segment because the businesses exhibit similar characteristics. Oil and products trading activities are designed to perform supply balancing transactions in the market and to stabilize or hedge commercial margins. As of December 31, 2023, the balanced traditional and bio-feedstocks based refining capacity was 528 KBBL/d and 1.65 million tonnes/year, respectively. In 2023, processed volumes of crude oil and other feedstock, including renewable feedstock, amounted to 19.75 mmtonnes (of which traditional refinery throughputs were 18.88 mmtonnes and bio refinery throughputs were 0.87 mmtonnes) and sales of refined products were 28.01 mmtonnes, of which 22 mmtonnes were in Italy. Retail sales of refined products at Eni’s service stations amounted to 7.51 mmtonnes in Italy and in the rest of Europe. In 2023, Eni’s retail market share in Italy through its “Eni” branded network of service stations was 21.4%.

In the Chemical business Eni, through its wholly-owned subsidiary Versalis, engages in the production and marketing of basic petrochemical products, plastics and elastomers. Versalis is developing the business of manufacturing chemical products from renewable raw materials, bioplastics and bio-based products. Activities are concentrated in Italy, in Europe and in the rest of the world. In 2023, production volumes of chemicals amounted to 5,663 ktonnes.

●

Plenitude & Power: engages in the activities of retail marketing of gas, power and related services, in the production and wholesale marketing of power produced by both thermoelectric plants and from renewable sources, as well as in the e-mobility services. It also comprises trading activities of CO2 emission allowances to help stabilize/hedge the Clean Spark Spread (CSS) of gas-fired power production and the power sales commercial margin. As of December 31, 2023, Eni’s customer base was over 10 million retail points of delivery (gas and electricity) in Europe (of which 8.2 million were in Italy). In 2023, retail power sales to end customers, managed by Plenitude and subsidiary companies in France, Greece and Iberian Peninsula, amounted to 17.98 TWh. Retail gas sales, in Italy and in European markets, amounted to 6.06 BCM.

Eni is engaged in the renewable energy business (solar photovoltaic and wind facilities both onshore and offshore) through Plenitude which engages in building, commissioning and managing renewable energy producing plants. As of December 31, 2023, the installed capacity from renewable sources was 3.0 GW, up by 0.8 GW compared to 31 December 2022 (2.2 GW).

When considering installed capacity at other Eni's business segments, Eni Group installed capacity from renewables amounted to 3.1 GW as of December 31, 2023 (2.3 GW as of December 31, 2022)

With reference to the e-mobility business, as of December 31, 2023, Eni’s network of charging stations for electric vehicles included approximately 19,000 installed charging points distributed throughout the European territory, in particular in Italy.

As of December 31, 2023, the installed operational capacity of Eni’s thermoelectric plants was 2.2 GW, with a total power generation of 20.66 TWh in 2023.

●	Corporate and Other activities: include the costs of the main business support functions, as well as, the results of the Group environmental clean-up and remediation activities performed by the subsidiary Eni Rewind and the economics of the forestry projects (REDD+), projects for CO2 capture and storage and/or utilization and agribusiness.

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

Strategy

The Company is executing a strategy designed to embrace the energy transition and drive a significant improvement in our businesses’ financial and industrial performance. Through this strategy, we intend to advance the Company’s transformation and to grow in a low-carbon economy, delivering on Eni’s stated long-term goal of achieving the carbon neutrality of our industrial processes and products by 2050, addressing GHG emissions of scope 1, 2, and 3. We plan to monetize the value of our legacy businesses and skills while accelerating the development of new businesses related to the energy transition, where we expect high growth and consistent returns. The strategic guidelines that will drive our plans going forward are:

●	To actively contribute to the achievement of the 17 UN SDGs, which are reflected in Eni’s mission, particularly the goals of tackling climate change and securing universal access to reliable, affordable, and clean energy;
●	To maximize the integration of the portfolio along the entire energy value chain;
●	To retain capital discipline built upon selecting investment opportunities following strict return criteria and executing a divestment plan to balance growth expenditures better and to maintain strong financial metrics and flexibility;
●	To ensure competitive and progressive returns to shareholders;
●	To grow the natural gas component of our business, also expanding trading opportunities by strengthening integration between the E&P and GGP segments, as well as to develop the businesses of renewable energies, biofuels, marketing of energy and fuels to retail customers, biochemistry, the circular economy, and carbon removal solutions;
●	To leverage our proprietary technologies to underpin the development of new businesses;
●	To develop our distinctive satellite business model by leveraging our asset portfolio in two ways. First, we have established controlled entities focused on specific, high-growth market segments related to the energy transition, which can attract dedicated third-party capital, thus enabling Eni to unlock the value of such businesses. As part of this, in March 2024, we finalized an agreement with an institutional investor who has subscribed to a dedicated share capital increase of our Plenitude subsidiary, engaged in renewables, energy retail, and EV recharging, acquiring a 7.6% minority interest with about €0.6 billion cash proceeds credited to Eni. Secondly, we have created financially independent jointly controlled entities or associates in our legacy businesses by contributing our assets to newly established ventures with other operators in specific geographies, aiming to maximize operational and financial synergies, enhance growth opportunities, and harvest dividends. As part of this latter approach, in recent years, we established Azule Energy in Angola and Vår Energi in Norway by spinning-out our oil&gas assets in such geographies to financially independent entities, which have been paying significant dividends to Eni (e.g., in 2023, we collected €1.47 billion of dividends from those entities);
●	To leverage alliances and collaboration with a wide range of stakeholders by developing mutually beneficial solutions and synergies. As part of this guideline, we have successfully grown our vertically integrated agricultural business in several African countries to produce a renewable feedstock for manufacturing biofuels with a low carbon footprint at our biorefineries in Italy. This project applies the best sustainability and circular economy standards by repurposing abandoned land and favorably contributing to local job creation and development without competing with the food chain.

Our financial plans for the next four-year period 2024-2027 assume a flat Brent crude oil price of 80 $/bbl, a gross capital expenditures program of around €35 billion, and the execution of asset disposals of about €8 billion (net of expected disbursements for acquisitions) leading to a net cash flow for investing activities of about €7 billion per year on average. Our future performance is expected to be driven by: profitable production growth in E&P, expansion of the renewable generation capacity, continuing margin optimizations at our GGP business leveraging integration with upstream equity projects, steady profitability in the refining business helped by product optimization and cost efficiencies, the upgrading of the manufacturing capacity of biofuels and the ramp up of vertical integration with the agricultural business in Africa to secure cheap and reliable feedstock for our biorefineries, strong marketing performance in retail sales of increasingly decarbonized fuels and energy products and the restructuring of our petrochemical business managed by Versalis by growing sales of biochemicals and high-performance polymers.

Our expectations for improving profitability and cash generation at a constant scenario basis in the next four-year plan, driven by the execution of our strategy, coupled with our current strong balance sheet and financial flexibility, will enable us to enhance shareholders’ remuneration going forward (see Item 5 – remuneration policy).

We plan to maintain a strong balance sheet and leverage ratio, which is projected to remain close to our stated medium-term range of 0.15-0.25 at the beginning of the plan and then declining towards the low end of the range at the end of the plan, by means of a disciplined approach to capital selection, a cost saving program of €1.8 billion, the execution of a disposal program of €8 billion (net of expected cash-outs for acquisitions) and continuing cash flow improvement actions (see Item 5 in the looking forward section).

Decarbonization strategy

The Company’s medium- and long-term strategy and action plan are expected to drive a significant improvement in our carbon footprint, in line with our objective of the carbon neutrality of all our industrial activities, processes, and products sold to customers by 2050. The pathway that is designed to lead Eni to carbon neutrality by 2050 consists of a series of targets that include first net zero emissions (Scope 1+2) of the Upstream business by 2030 and Eni Group by 2035 and then achieving net zero emissions by 2050 of all Scope 1, 2 and 3 GHG emissions associated with the life cycle of products sold.

The implementation of our strategy and our action plan over the coming years are expected to drive a gradual reduction in our Scope 1+2+3 GHG emissions until we achieve carbon neutrality in 2050 per the following intermediate steps and goals:

●	Net Zero Carbon Footprint Upstream (Scope 1+2) by 2030, with intermediate targets of -50% by 2024 and -65% by 2025 vs. 2018, and Net Zero Carbon Footprint Eni by 2035;
●	-35% of Net GHG Lifecycle Emissions (Scope 1+2+3) by 2030 vs. 2018, -55% by 2035 and -80% by 2040;
●	-15% of Net Carbon Intensity of energy products sold by2030 vs. 2018 and -50% by 2040.
We plan to utilize carbon offsets to compensate for the remaining emissions, mainly from natural climate solutions, contributing about 5% of the total supply chain emissions reduction by 2050. This pathway consists of a multitude of decarbonization levers, which function according to market dynamics. It is designed to be in line with society's evolution and the so-called energy trilemma, namely the need to combine the three key objectives of environmental sustainability, security of supply, and energy affordability.

Significant effort has been made in recent years, enabling the achievement of important milestones that form the basis of our future goals:

●	Rebalancing the upstream portfolio favoring the gas component, thanks partly to recent business combinations (e.g., Neptune Energy, bp Algeria). These transactions reflect a commitment to target a 60% gas production level (including condensates) by 2030 and above 90% after 2040;
●	Continuing biorefining development, with the startup of the Chalmette plant in the United States, agreements to convert the Livorno refinery in Italy, and agreements for the potential development of plants in South Korea and Malaysia. These actions are instrumental in achieving an "organic" refining capacity of more than 5 million tons by 2030 (with an intermediate target of more than 3 million tons by 2023);
●	Increasing Plenitude's installed renewable capacity, with the goal of installing more than 15 GW by 2030 (with intermediate targets of 4 GW by 2024 and more than 8 GW by 2027), rising to 60 GW by 2050 (in the context of growing the customer base to more than 20 million by 2050);
●	Establishing Plenitude as one of the most significant players in the electric vehicle charging service in Italy and Europe, through Be Charge and with its approximately 19,000 electric vehicle charging points installed in 2023. Business development for sustainable mobility includes installing about 40,000 electric vehicle charging points by 2027 and about 160,000 by 2050;
●	Increasing new energy carriers production (e.g., power with CCS) and magnetic fusion, with the first operational plant expected in the early 2030s;
●	Acquiring leadership positions in the UK and Italy to develop dedicated CO2 storage hubs for hard-to-abate emissions.

A gradual growth in the share of investments dedicated to new energy products and services will support the evolution toward a decarbonized product portfolio. The share of spending dedicated to Oil & Gas activities is expected to be gradually reduced, and major investment projects will be evaluated in line with emission reduction targets and the commitment to phase out investments in highly emissive "unabated" activities or products as a necessary condition to achieve carbon neutrality by mid-century. Expenditure earmarked for zero and low-carbon activities will amount to €12.8 billion over the 2024-27 four-year plan.

TCFD disclosures on carbon neutrality by 2050

Aware of the need to achieve carbon neutrality by 2050 in line with international climate objectives, Eni has embarked on an industrial transformation that will enable it to achieve net zero by 2050. To ensure transparency to its stakeholders, Eni is committed to promoting comprehensive and effective climate change disclosure. Eni confirms its commitment to the recommendations of the Financial Stability Board's Task Force on Climate-Related Financial Disclosure (TCFD), which it has adopted since 2017, the first applicable reporting year. Therefore, this disclosure is structured according to the four thematic areas outlined by the TCFD: Governance, Risk Management, Strategy, Metrics, and Targets; presented below. For further discussion, see "Eni for - A Just Transition" and Eni's response to the CDP Climate Change 2023 questionnaire.

In addition, Eni is undergoing a monitoring exercise on the development of soft and hard law regulations related to climate risk, aimed at assessing its tools' resilience and possible adaptation (with particular attention to the recently updated (June 2023) OECD Guidelines, the Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (ESRS)). This exercise may lead to integrating new tools for corporate climate disclosure.

Climate change-related risk management

The process of identifying and assessing climate-related risks is part of the Eni Integrated Risk Management Model, developed to ensure that decisions consider risks from an integrated, comprehensive, and forward-looking perspective. The process guarantees the detection, consolidation, and analysis of Eni risks and supports the BoD in verifying the compatibility of the risk profile with the strategic objectives from a medium to long term perspective by monitoring the evolution of the key risks and de-risking actions. Risks, including climate change, are assessed considering both the probability of occurrence and the quantitative and qualitative impacts on Eni's objectives determined in a given time horizon if the risk were to occur. Risks are also represented on matrices that allow them to be compared and classified by relevance.

Risks related to climate change are analyzed, assessed, and managed considering the TCFD’s recommendations. These recommendations refer to both risks associated with energy transition (regulatory, legal, market scenario, technological evolution, and reputational aspects) and physical risk (acute and chronic) through an integrated and transversal approach involving the relevant functions as well as the business lines. Risks related to executing planned strategic actions to mitigate climate change are also considered.

The energy transition policies implemented by the governments of numerous states significantly influence the context in which Eni operates. These policies define the course of action to realize the commitments made by countries under the Paris Agreement, particularly with the agreement reached at COP28 on Global Stocktake, which makes explicit reference for the first time to the need to "transition away from fossil fuels." Commitments to achieving carbon neutrality and the possible change of consumer preferences could lead to a structural decrease in demand for hydrocarbon in the medium to long term and an increase in the operating costs of the oil & gas sector.

Uncertainties about demand trends and the economic feasibility of decarbonization technologies make long-term investment decisions increasingly risky. In addition, the increasing polarization of the public debate on climate change and the rigorous scrutiny by various stakeholders could lead to difficulties in accessing capital and challenge the "license to operate" of the companies. In response to these emerging trends, Eni is committed to the execution of a portfolio repositioning strategy based on gradually reducing the weight of hydrocarbons to benefit the growth of renewable energy, biofuels, sustainable and environmentally friendly chemicals, as well as the development of emission capture/abatement technologies and low-carbon energy carriers.

a) Regulatory risk: increasing worldwide efforts to tackle climate change may lead to adopting stricter regulations to curb carbon emissions, which could increase expenditures in the short term and may end up suppressing demand for our products in the medium to long term.

At the global level, given countries' commitment to decarbonization, it is conceivable that regulatory developments will lead to the diffusion of new carbon pricing mechanisms and obligations to introduce minimum market shares of renewable/low-carbon fuels in the medium to long term. Regarding the European context, Eni is subject to the European Emission Trading Scheme (EU ETS) and the UK Emission Trading Scheme (UK ETS) for about half of its direct GHG emissions. Under this mechanism, the company must purchase emission allowances to cover the excess over its free allocations. Regarding the non-EU area, several developing economies have announced the implementation of carbon pricing mechanisms. However, these CO2 prices are expected, at least at an initial stage, to be low and have an insignificant impact on Eni's activities. In addition, the possible adoption of measures aimed at decreasing hydrocarbon consumption or introducing mining restrictions could reduce the growth prospects of the traditional business, resulting in the need to accelerate portfolio diversification.

b) Market/Technological risk: in the long term, the projected mass adoption of electric vehicles, the development of green hydrogen, the deployment of massive investments to grow renewable energies supported by government fiscal policies, and the development of other technologies to produce clean feedstock fuels and energy may materially reduce hydrocarbons demand.

Currently, the market is characterized by high uncertainty due to the simultaneous action of several variables: geopolitical tensions, decarbonization policies (extremely uneven geographically), and supply and demand trends. This scenario accentuates the complexity of investment decisions and decreases the predictability of how and when the energy transition will take place. Additionally, technological innovation plays a crucial role in the transition plans of Oil & Gas companies. In the medium to long term, several technologies aimed at building a low-carbon energy consumption model could reach the commercial stage, for example, in electric mobility, energy storage from renewable sources, and the development of new energy carriers. Eni is developing new technologies and energy carriers to transform its portfolio, such as emission capture and storage, hydrogen production/transport, and magnetic confinement fusion. Failure to anticipate shifts in the supply/demand trends and fundamental technologies in the energy transition could significantly affect growth prospects, operating results, cash flow, and shareholder returns.

c) Legal risk: several lawsuits are pending in various jurisdictions against Oil & Gas companies based on alleged violations of human rights, damage to the environment, and other claims; such legal actions may be brought against us.

Several public and private entities have initiated legal proceedings against major Oil & Gas companies based on presumptions of liability for climate change-related impacts, alleged human rights violations, and so-called "greenwashing" practices. Some institutional investors or members of civil society have obtained judgments condemning oil companies to adopt faster decarbonization plans (although various levels of judgment have yet to be heard); in other cases, they have demanded recognition of the Board's responsibility for managing climate strategy or have promoted shareholder resolutions interfering with corporate plans. In 2023, Eni was sued by NGOs and private citizens for alleged responsibility for climate change. Eni is also a party to some proceedings in California brought by various business entities that complain of revenue losses due to climate change and claim compensation from oil companies. These events demonstrate how some institutions and stakeholders are questioning the license to operate of western oil companies perceived by them as unvirtuous or reluctant to adapt their business model and capital allocation processes to the decarbonization scenario, creating new risk profiles for operators in the legal field.

d) Reputational risk: the consideration of Oil & Gas companies as poorly performing investments from an environmental standpoint by financial market participants could reduce the attractiveness of their securities or limit their ability to access the capital markets. Activist investors have been seeking to interfere in companies’ plans and strategies through matters of shareholders’ resolutions.

In the increasing polarization of the public debate on climate change, part of civil society (environmental movements, NGOs, younger generations), government institutions, and other stakeholders perceive Oil & Gas companies as primarily responsible. This debate increases pressure on oil company boards to accelerate transition strategies and plans and on the financial sector (asset managers, banks, and insurance companies) to align their portfolios with "Net Zero" targets. Recently, some large banks and financial institutions, especially in Europe, have announced to stop direct financing of new Oil & Gas projects. The financial world's disengagement from hydrocarbons could lead to difficulties accessing the capital market and increasing pressure on Oil & Gas companies' stocks, resulting in higher financing costs and equity risk.

e) Physical risk: extreme weather phenomena, allegedly caused by climate change, may disrupt our operations.

Based on studies in the scientific community, the increased frequency of acute and chronic weather and climate phenomena with high impact on the economy and life of communities, such as, but not limited to, hurricanes, floods, droughts, desertification, rising ocean levels, melting of perennial glaciers, and others, is related to climate change. Extreme weather events could cause prolonged disruptions of industrial operations and damage to facilities and infrastructure, leading to loss of results and cash flow and increased costs of repair and maintenance, including effects on the supply chain.

Eni has adopted a structured risk management process for identifying and analyzing assets exposed to potential changes in natural events (acute and chronic) in the medium to long term, which may impact the operability and safety conditions of the assets themselves. This process allows us to consider different climate scenarios, consistent with varying emission scenarios and time horizons of short (5/10 years), medium (10/20 years), and long term (20/30 years). Based on data provided by specialized data providers, the inherent risk of the assets (understood as the inherent exposure an asset has to a specific natural event due solely to its location and the evolution of the climate scenario) and the residual risk (understood as the risk level assessed after considering mitigations already in place or planned) are assessed. After mitigation actions, assets that are still at risk are analyzed in more detail as part of the Asset Integrity process.

	CLIMATE RISKS			CLIMATE OPPORTUNITIES

LOW CARBON SCENARIO	•	Uncertainty about market development for new products	RESOURCE EFFICIENCY & ENERGY SOURCE	•	Energy efficiency and emission reduction measures with the adoption of Best Available Technology
	•	Changing consumer preferences (e.g. decline of global demand for hydrocarbons)		•	Cost reduction through efficient water resource and waste management
	•	Loss of earnings and cash flow		•	Using sustainable raw materials for biorefineries and chemistry
	•	Stranded asset risk
	•	Impacts on shareholders' returns
REGULATORY AND LEGAL ISSUES	•	Introduction of new climate disclosure requirements	PRODUCTS AND SERVICES	•	Development of renewables and low carbon energy, CCS, and biochemistry/circular economy
	•	Uncertainty about evolving regulatory frameworks with potential impacts on long-term strategy		•	Development of new products and services through R&D and open innovation (e.g. magnetic fusion)
	•	Proceedings relating to climate change and greenwashing
TECHNOLOGICAL DEVELOPMENTS	•	Profitability and specific risks of transition technologies	MARKETS	•	Partnerships for the development of technological solutions to cut emissions
	•	Delays in technology development and technology supply chain needed to meet decarbonization targets		•	Access to financing through sustainable finance instruments
	•	Failure to address technologies that are important for the energy transition		•	Access to new capital through the satellite model
REPUTATION	•	Changing consumer preferences	RESILIENCE
	•	Deterioration of the sector's image in the face of accusations of greenwashing
	•	Deterioration of industry/company appeal for talent attraction & retention		•	Design of climate change resilient assets through scenario studies and processes for monitoring physical risks
	•	Impact on share price
	•	Lower attractiveness of the sector to investors/financiers and potential disinvestment risk
ACUTE AND CHRONIC PHYSIQUES	•	Possible effects on the operability and security of Eni's assets

Governance

Role of the BoD. Eni's decarbonization strategy is an integral part of Eni’s business strategy, implemented through a structured system of Corporate Governance, where the BoD and the CEO play a central role in managing key climate change issues. Specifically, the BoD examines and approves the Strategic Plan proposed by the CEO, which sets out strategies and targets, including those related to climate change and energy transition, and, starting in 2019, examines and approves also Eni’s medium/long-term plan, which aims to outline and monitor the evolution of decarbonization objectives and their economic and business sustainability in a time frame up to 2050.

Moreover, the BoD evaluates Eni's economic and financial exposure to carbon pricing risk in the preliminary phase to approve individual investments and monitor the subsequent project portfolio every six months. Annually, the BoD is informed about the impairment test result performed on the main Cash Generating Units that considers the International Energy Agency (IEA) Net Zero Emissions (NZE) scenario. Finally, the Board is notified quarterly about the outcomes of Eni's risk assessment and top risks monitoring, including climate change risk.

Since 2014, the Eni BoD has been supported in performing its duties by the Sustainability and Scenarios Committee (SSC), established on a voluntary basis, which, among other tasks, periodically examines the integration between strategy, development scenarios and the medium/ long-term sustainability of the business with a view to energy transition and climate change. During 2023, the SSC reviewed various topics related to climate change, including R&D activities for the energy transition, carbon pricing systems, agri-feedstock activities, Nature & Technology based carbon offsets, Eni's positioning on climate targets and strategies versus peers, Eni's performance in CDP questionnaires, climate resolutions and Shareholders’ Meeting disclosures, Carbon Capture and Storage (CCS) projects, and Just Transition related topics.

Concerning the Board composition, based on the self-assessment, about 90% of the Board Members expressed their positive opinion on the professionalism within the Board – in terms of knowledge, experience, and skills (with particular reference to advisory, training and publication activities in the energy and environmental field, participation in governmental and non-governmental, national and international bodies that deal with these issues) – and on the personal contribution that the individual Board Members make to the Board of Directors in matters of sustainability, ESG and energy transition. These topics have characterized the work of the new Board since the start of its mandate, including through targeted training initiatives.

Role of management. All company structures are involved in the definition or implementation of the carbon neutrality strategy, reflected in Eni's organizational structure with the two business groups: Natural Resources, active in the optimization and progressive decarbonization of the Upstream portfolio, Natural Climate Solutions initiatives and CO2 storage projects, and Energy Evolution, active in the expansion of bio, renewable and circular economy activities and the offering of new energy solutions and services.

Since 2019, issues related to climate strategy and long-term planning have been managed by the CFO area through dedicated structures overseeing the process of defining Eni’s decarbonization strategy and the related portfolio of initiatives. The strategic commitment to reducing carbon footprint is part of the Company’s essential goals, and it is, therefore, reflected in the Variable Incentive Plans for the CEO and Company’s management. In particular, the Long-Term Stock-based Incentive Plan, in line with the previous one, includes specific decarbonization, energy transition, and circular economy targets, with a total weight of 35%, consistent with the objectives communicated to the market and aiming to align with the interests of all stakeholders. The Short-Term Incentive Plan, in line with the previous one, is closely linked to Eni's strategic transformation objectives, including decarbonization and energy transition objectives consistent with the Long-Term Incentive Plan, with an overall weight of 25% for the CEO and, according to weights consistent with the responsibilities assigned, for all Company management.

Sensitivity of Oil & Gas asset book values to stress-test scenarios

Our portfolio of oil and gas properties features a large weight of natural gas, the least GHG-emitting fossil energy source. As of December 31, 2023, natural gas proved reserves represented approximately 52% of Eni’s total proved reserves of its subsidiary undertakings and joint ventures. The other constituencies of our portfolio of oil&gas properties which are mitigating the risk of stranded assets are the large weight of conventional projects, featuring low CO2 intensity, and a low Brent price of breakeven. We estimate our reserves to have an average breakeven price that is fairly lower than current Brent crude oil prices (this estimation includes our proved reserves and a certain amount of unproved reserves), thus underpinning a rapid pay-back period.

The low breakeven price of our reserves has been driven by our exploration and development model that features: i) organic reserve replacement by means of effective exploration, which has been focused on near-field and proven/mature plays to leverage on existing infrastructures to readily put new reserves into production and to reduce development expenses; ii) a focus on low-complexity developments; and iii) a phased approach to putting reserves into production featuring early production start-up and subsequent ramp up to reduce the financial exposure of development projects and accelerate the time-to-market and the pay-back period. Based on those drivers, we have gradually reduced the breakeven price of our reserves and improved the resilience to low-carbon scenarios, which also considering the emissive profiles of our assets are expected to mitigate the risk of stranded reserves going forward. The risk of stranded assets might emerge in case of a structural decline in hydrocarbons demands because of the transition risks described in previous paragraphs.

Eni’s portfolio exposure to those risks is reviewed annually against changing GHG regulatory regimes, evolving consumers’ preferences, technological developments, and physical conditions to identify emerging risks.

As part of such review, the management stress-tested the recoverability of the book values of the Company’s oil & gas assets of the 2023 financial statements by applying the assumptions set forth in the IEA Net Zero “NZE 2050” scenario and other lowered price assumptions, without assuming any management’s actions on capex rescheduling, reduction or curtailments, cost revisions or other possible measures to adapt the business to a changed trading environment. The purpose of those stress tests is to evaluate the reasonableness of the outcome of the impairment review of those assets that is regularly performed by the management utilizing its own oil pricing, costs and other assumptions and considering proved reserves and certain amounts of unproved reserves, “the base case”, as well as possible risks of stranded assets that could emerge within transition pathways that are faster than those forecast by the managements. Those stress tests covered the whole of the oil & gas cash generating units (CGUs) that are regularly tested for impairment in accordance with IAS 36. The stress test performed by Eni’s management of the values-in-use of Eni’s oil&gas assets under the pricing and cost assumptions of the IEA NZE scenario highlighted a loss of value and potential asset write-downs, all of which were not material based on management’s judgement. Overall, the stress test confirmed the overall resilience of Eni’s assets. Those stress tests have been performed by updating pricing and CO2 cost assumptions in management’s cash flow projections and do not assume any change to all other factors in the models used, such as cost levels, volumes, and the discount rate, to calculate recoverability of carrying amounts. Sensitivity testing has been performed by applying the alternative commodity price scenarios to cash flows for the whole period until the end of life of the assets tested.

The results of those stress-tests are disclosed in “Item 18 - Note 15 to the Consolidated Financial Statements”.

Strategy and Objectives

For “Strategy and Objectives” see paragraph above.

Key performance indicators

		2023		2022	2021
		Total (a)	of which fully consolidated entities	Total	Total
GHG EMISSIONS
Direct GHG emissions (Scope 1)	(million tonnes CO2eq)	38.69	21.53	39.39	40.08
Direct GHG emissions (Scope 1) by type of source
of which: CO2 equivalent from combustion and process		28.67	18.62	29.77	30.58
of which: CO2 equivalent from flaring		6.81	2.39	6.71	7.14
of which: CO2 equivalent from venting		3.04	0.45	2.72	2.12
of which: CO2 equivalent from methane fugitive emissions		0.17	0.08	0.20	0.24
Carbon efficiency index (Scope 1 and 2)	(tonnes CO2eq/kboe)	31.90	48.79	32.67	31.95
Direct GHG emissions (Scope 1)/100% operated hydrocarbon gross production (upstream)		20.69	21.72	20.64	20.19
Direct GHG emissions (Scope 1)/Equivalent electricity produced (EniPower)	(gCO2eq/kWheq)	389.0	388.7	392.9	379.6
Direct GHG emissions (Scope 1)/Refinery throughputs (raw and semi-finished materials)	(tonnes CO2eq/ktonnes)	232	232	233	228
Direct methane emissions (Scope 1)	(ktonnes CH4)	39.1	16.6	49.6	54.5
of which: fugitive upstream		6.0	2.0	7.2	9.2
Upstream methane emission intensity	(%)	0.06	n.a.	0.08	0.09
Volumes of hydrocarbon sent to flaring	(billion Sm3)	2.1	n.a.	2.1	2.2
of which: Upstream routine		1.0	n.a.	1.1	1.2
Indirect GHG emissions (Scope 2)	(million tonnes CO2eq)	0.73	0.52	0.79	0.81
Indirect GHG emissions (Scope 3) from use of sold products(b)		174	n.a.	164	176
Net GHG Emissions (Scope 1+2+3)(c)		200	n.a.	194	210
ENERGY
Electricity produced from renewable sources(d)	(GWh)	4,242	3,624	2,836	1,166
Primary source consumption	(millions of GJ)	497.5	316.2	484.4	529.1
of which: natural/fuel gas		413.9	237.1	395.1	429.0
of which: other primary sources		83.6	79.1	89.3	100.1
Primary energy purchased from other companies		17.1	13.4	17.6	21.7
of which: Electricity		15.0	11.3	15.1	18.3
of which: Other sources(e)		2.0	2.0	2.5	3.4
Hydrogen consumption		1.6	1.6	1.3	1.7
Total energy consumption		516.2	331.1	503.2	552.5
Energy consumption from renewable sources		1.3	1.3	1.2	1.5
of which: electricity from photovoltaics		0.1	0.1	0.03	0.6
of which: biomass		1.2	1.2	1.1	0.9
Export of electricity to other companies		192.7	173.2	177.8	183.0
Export of heat and steam to other companies		5.2	4.7	5.7	5.4
Energy Intensity Index (refineries)	(%)	123.0	123.0	115.5	116.4
Energy consumption from production activities/ 100% operated hydrocarbon gross production (upstream)	(GJ/toe)	1.45	n.a.	1.41	1.45
Net consumption of primary resources/ Equivalent electricity produced (EniPower)	(toe/MWheq)	0.16	0.16	0.18	0.16
PRODUCTION OF BIOFUELS
Sold production of biofuels	(ktonnes)	635	n.a.	428	585
R&D
R&D expenditures	(€ million)	166	166	164	177
of which: related to decarbonization		135	135	114	114
Patent applications first filings(f)	(number)	28	28	23	30
of which: related to renewable energy sources		14	14	13	11
29

(a) Unless otherwise indicated, the KPIs related to emission and consumption refer to data 100% of operated/cooperated assets. Direct GHG emissions (scope 1) cooperated that are related to the Upstream sector amount to approx. 15.4 million tons.

(b) Category 11 of GHG Protocol – Corporate Value Chain (Scope 3) Standard. Estimates based on sales of upstream (Eni's share) production in line with IPIECA methodologies (O&G non-profit association for environmental and social issues).

(c) Net Carbon Footprint Eni (Scope 1+2) plus indirect GHG emissions (Scope 3) from the use of sold products. Data accounted for on an equity basis.
(d) In line with the company's strategic objectives, this indicator is reported on an equity basis. This KPI represents Eni's share and relates primarily to Plenitude.
(e) Includes steam, heat and hydrogen.

(f) The 2023 data relating to the patent application first filings, total and from renewable sources, include the contribution of the company Novamont for a total of 9, all relating to renewable sources.

Key target indicators 1

		2023	2022	2021	Target
Net Carbon Footprint upstream (Scope 1+2)	(million tonnes CO2eq)	8.9	9.9	11.0	UPS Net zero @2030
Net Carbon Footprint Eni (Scope 1+2)		26.1	29.9	33.6	Eni Net zero @2035
Net GHG Lifecycle Emissions (Scope 1+2+3)		398	419	456	Net zero @2050
Net Carbon Intensity (Scope 1+2+3)	(gCO2eq./MJ)	65.6	66.3	66.5	Net zero @2050
Renewable installed capacity(a)	MW	3,056	2,256	1,188	>15 GW @2030
Capacity of biorefineries	(million tonnes/year)	1.65	1.10	1.10	>5 million tonnes/year @2030
(a) This KPI represents Eni's share and relates primarily to Plenitude.

[1] Indicators accounted for on an equity basis.

Significant business and portfolio developments

●	March 2024 – Eni received the authorization, through Development Consent Order (DCO), from the UK Government’s Department for Energy Security and Net Zero (DESNZ) to build, operate and maintain the HyNet North West CO2 pipeline to transport captured CO2 as part of the HyNet CCS cluster.
●	March 2024 - Finalized the sale to Perenco of Eni’s participation interest in several upstream permits in Congo, non-core to the Company strategy in the Country, after having obtained the approval of relevant authorities.
●	March 2024 - Plenitude and Energy Infrastructure Partners (EIP) finalized the agreement for EIP to enter Plenitude's share capital through a capital increase of €0.6 billion, equal to 7.6% of the Company’s share capital.
●	March 2024 - Exploration activities yielded positive results with the Murene 1X exploration well on the Calao discovery in the CI-205 block (Eni’s interest 90%), in Côte d'Ivoire.
●	February 2024 – First shipment of LNG from the Republic of Congo, thanks to the Congo LNG project, sanctioned in December 2022, came on stream after just 1 year, in line with the initial timeline.
●	February 2024 – Plenitude started operations at the new Ravenna Ponticelle photovoltaic plant. The plant has an installed capacity of 6 MW, covers an industrial area of 11 hectares and comprises over 10,000 photovoltaic panels.
●	February 2024 - Successful completion of the Cronos-2 well, drilled to appraise the Cronos discovery in Block 6, offshore Cyprus.
●	January 2024 - The Neptune Energy Group acquisition was finalized. The transaction, comprising Neptune’s entire portfolio other than its operations in Norway (purchased by Vår Energi owned at 63% by Eni) and Germany (carved out of the transaction).
●	January 2024 – Confirmed the decision to build Italy’s third bio-refinery in Livorno.
●	January 2024 – Eni obtained ISO 37301:2021 certification of its Compliance Management System from RINA Services SpA, Italy’s leading certification body.
●	January 2024 – Started building a new high-performance computing (HPC) system, HPC6, which aims at significantly increasing the computational power of HPC4 and HPC5.
●	January 2024 - Signed a Letter of Intent between Enilive and Ryanair for the long-term supply of sustainable aviation fuel at selected Ryanair airports across Italy.

●	January 2024 - Gela biorefinery signed an agreement with Municipality of Gela for the launch of the Multipurpose Centre Macchitella Lab.
●	January 2024 - launched a bond, for a total nominal amount of €1 billion under its existing Euro Medium Term Note Programme. The 10-year Bond has a re-offer price of 99.277% and will pay an annual coupon of 3.875% which will remain unchanged to maturity. The proceeds of the bonds issue will be used for general corporate purposes. The bonds will be traded on the Luxembourg Stock Exchange.
●	December 2023 - Plenitude has signed an agreement with EDP Renováveis, S.A., to purchase an 80% equity stake in a portfolio of operational photovoltaic plants (Cattlemen, Timber Road and Blue Harvest) located in the United States.
●	December 2023 - Plenitude has reached an agreement with BlueFloat Energy and Sener Renewable Investments to join their strategic partnership to advance the development of offshore wind projects in Spain.
●	December 2023 - GreenIT has signed an agreement with Galileo, the pan-European renewable energy development and investment platform, for the realization of eight photovoltaic, across three regions in Southern, Central and Northern Italy.
●	December 2023 - signed a voluntary 5-year-term cooperation agreement with the International Organization for Migration (IOM) to boost youth employment in Libya’s Fezzan region.
●	December 2023 - Eni Rovuma Basin (ERB) announced the beginning of production of vegetable oil which will be used as feedstock in Eni’s biorefineries. This initiative is part of Eni’s strategy to contribute to the decarbonization of transportation, and it will include Mozambique in the value chain of sustainable mobility.
●	December 2023 - Started the distribution of improved cookstoves to families in Rwanda, starting from the Nyagatare district. The initiative has the target to supply and monitor 500,000 improved cookstoves during the next 10 years to reduce CO2 emissions and improve health conditions while cooking
●	December 2023 - In the occasion of COP28, Eni has announced its membership as a donor to the Global Flaring and Methane Reduction trust fund (GFMR), an initiative launched by the World Bank to support governments and operators in developing countries to eliminate routine flaring and reduce methane emissions from the O&G sector to near zero by 2030.
●	December 2023 - Eni has signed a five-year Sustainability-Linked revolving credit line worth €3 billion, related to two targets of Eni’s Sustainability-Linked Financing Framework, last updated in April 2023. The margin of the new credit line is linked to the achievement of sustainability targets relating to Net Carbon Footprint Upstream (Scope 1 and 2), as well as to the installed capacity for the production of electricity from renewable sources.
●	December 2023 - Eni announces that it has received a Gold Standard within the Oil and Gas Methane Partnership 2.0 (OGMP 2.0) program as reported today in the International Methane Emissions Observatory (IMEO) published by the United Nations Environment Programme (UNEP).

●	November 2023 - Eni and Swiss company Open Energy Platform AG (Open EP) signed an agreement to guarantee the flow of gas to Switzerland and Italy in the event of interruptions or significant flow reductions from Germany. The agreement will be effective from December 2, 2023 until September 30, 2024. During this period, the Swiss authorities will not adopt any restrictive measures on Eni’s rights to gas transportation through Switzerland.
●	November 2023 - Plenitude signed an agreement with Saipem to install a photovoltaic system with a capacity of about 1 MW at Saipem's offices in Fano, Italy. The system solar power generation capacity will be able to meet almost all the energy needs of Saipem while improving its energy efficiency and overall sustainability.
●	November 2023 - Eni signed an agreement with Saipem, finalized to the study and subsequent potential construction of plants for the production of biojet, a sustainable aviation fuel, and of the biofuel HVO diesel, produced from 100% renewable raw materials. The agreement involves the application of Eni's proprietary Ecofining™ technology.
●	October 2023 - Versalis has begun the construction of a demo plant in Mantua to develop Hoop®, its proprietary technology for chemical recycling of mixed plastic waste.
●	October 2023 - Eni and the UK Government reached an agreement in principle on the key terms and conditions for the economic, regulatory and governance model for the transportation and storage of CO2 at the HyNet North West industrial CCS cluster.
●	October 2023 - Dogger Bank, the world’s largest offshore windfarm in which Vårgrønn holds a 20% stake, produced power for the first time, transmitted to the UK’s national grid.
●	October 2023 - Eni signed a 0.8 bcm/year LNG sales and purchase agreement with Merakes LNG Sellers, starting from January 2024 for 3 years. This agreement, in addition to the contract with Jangkrik LNG Sellers for 1.4 bcm/year, in place since 2017, expands the overall LNG available from Bontang facility.
●	October 2023 - Eni signed a long-term contract with Qatar Energy LNG NFE (5), the JV between Eni Qatar Energy; for the development of the North Field East (NFE) project in Qatar, for the delivery of up to 1.5;bcm/year of LNG. LNG will be delivered at the receiving terminal “FSRU Italia”, currently located in Piombino, Italy, with expected deliveries starting from 2026 with a duration of 27 years.
●	October 2023 - Versalis completed the purchase of the remaining 64% participating interest in Novamont from its other shareholder Mater-Bi.
●	October 2023 - Eni signed a Letter of Intent with the pharmaceutical company Dompé to launch joint research and development activities focusing on the health of people and communities in the areas where Eni operates, as well as other relevant global health issues.
●	October 2023 - Eni announced the important gas discovery at Geng North-1, an exploration well drilled in the North Ganal PSC, off Indonesia, with a preliminary estimated discovered volume of 5 trillion cubic feet (tcf) of gas and 400 mmbbl condensate in place.

●	September 2023 - Eni UK has been awarded a Carbon Dioxide Appraisal and Storage Licence (CS Licence) for the depleted Hewett gas field, in the Southern North Sea sector of the UK.
●	September 2023 - Eni signed with the Marine XII JV in Congo a purchase contract for LNG volumes from the Congo LNG project of up to approximately 4.5 bcm/year starting from December 2023. The project and the relative offtakes will have two phases: in the first phase the Tango FLNG facility will have a liquefaction capacity of 0.9 bcm/year, then a second FLNG with a capacity of 3.6 bcm/year will begin production in 2025.
●	September 2023 - Plenitude inaugurated its first photovoltaic plant in the Republic of Kazakhstan, with a 50 MW installed capacity. The photovoltaic plant will produce up to around 90 GWh of electricity annually.
●	September 2023 - Enilive and LG Chem, South Korea's leading chemical producer, announced the beginning of an evaluation of the development and operation of a new biorefinery at LG Chem's Daesan chemical complex, located Southwest of Seoul. The biorefinery is envisaged as having a capacity of around 400 ktonnes of organic raw materials per year and would use Eni's Ecofining™ technology.
●	September 2023 - Eni signed an agreement with the local partner Oando PLC (Nigeria’s leading indigenous energy solutions provider) to divest Eni’ subsidiary Nigerian Agip Oil Company Ltd (NAOC Ltd), with onshore oil & gas exploration and production activities, as well as the ancillary power generation business. The agreement does not include Eni’s interest in the SPDC JV.
●	September 2023 - Versalis signed an agreement with Technip Energies, aimed at integrating Versalis' Hoop® and Technip Energies' Pure.rOilTM and Pure.rGasTM purification technologies by developing a technological platform for the advanced chemical recycling of plastic waste.
●	August 2023 – Eni started the production at Baleine oilfield, off the Côte d’Ivoire, demonstrating a rapid time-to-market, less than two years after the discovery and less than a year and a half after the Final Investment Decision. The gas production will be delivered to the national grid, enabling the country to meet its domestic electricity requirements, facilitating energy access, and strengthening its role as a regional energy hub for neighboring countries.
●	July 2023 - Vårgrønn, a joint venture between Plenitude and HitecVision, and the Irish renewable-focused integrated utility Energia Group, signed a partnership to co-develop offshore wind projects in Ireland with a potential to deliver total capacity up to 1.8 GW by 2030.
●	July 2023 - GreenIT, a JV owned by Plenitude and CDP Equity, signed an agreement with Hive Energy Limited and SunLeonard Energy Limited to support the development of four photovoltaic projects with a total capacity of up to 200 MW. The new sites will be developed in Apulia, Sicily, and Lazio leveraging agri-voltaic technology, installing raised structures to achieve synergy between agriculture and the production of renewable energy.
●	July 2023 - Eni acquired Chevron’s development and production assets in offshore Indonesia. The operation will ensure the fast-track development of ongoing projects in the area and the integration with Neptune Energy assets. This acquisition is also in line with Eni's energy transition strategy to increase the share of natural gas production to 60% by 2030. The closing of the transaction is subject to the customary governmental and regulatory approvals.

●	June 2023 - Plenitude finalized the acquisition from Helios UK (Spain) Ltd of a portfolio comprising two photovoltaic plants with a total capacity of 96.4 MWp in Spain’s Albacete.
●	June 2023 - The new Plenitude’s first utility-scale size battery plant of Assemini (Cagliari) realized in Italy started operations. The plant, with an installed capacity of 15 MW and an energy storage capacity of 9 MWh, has been realized with battery modules based on Lithium Iron Phosphate (LFP) technology.
●	June 2023 - Eniliveand PBF Energy Inc. (PBF) finalized the 50-50 joint venture partnership in St. Bernard Renewables LLC (SBR), an operating biorefinery co-located with PBF’s Chalmette Refinery in Louisiana (USA). The biorefinery started operations in June and is currently targeted to have processing capacity of about 1.1 mln tonnes/year of raw materials, with full pretreatment capabilities. It will produce mainly HVO Diesel using the Ecofining™ process developed by Eni in cooperation with Honeywell UOP.
●	June 2023 - Eni signed with Perenco the agreement for the sale of its participating interest in several production licences in Congo.
●	June 2023 - Eni and its associate Vår Energi ASA have signed a sale and purchase agreement to acquire Neptune, a leading independent exploration and production company with global, low emission, gas-oriented operations, which also retains several projects for CO2 capture. Eni will acquire an asset portfolio which features strong complementarity at both operational and strategic level with its own, strengthening the presence in key geographic areas, like UK, Algeria, Indonesia and Australia. Vår will consolidate its position in Norway.
●	June 2023 - Eni and KazMunayGas (KMG) announced a joint project for a 250 MW Hybrid Renewables-Gas Power Plant in Zhanaozen, in the Mangystau Region. The project, the first of its kind in the country, comprises a solar power plant, a wind power plant and a gas power plant for the production and supply of low-carbon and stable electricity to KMG subsidiaries in the area.
●	June 2023 - Eni signed a Memorandum of Understanding with Libya to evaluate possible opportunities to reduce GHG emissions and develop sustainable energy in the country. Under the terms of the memorandum, Eni will work on reducing CO2 emissions through the reduction of routine gas flaring, fugitive emissions and venting, as well as possible projects for the reduction of hard-to-abate sector emissions.
●	June 2023 - Plenitude through its subsidiary Be Charge signed an agreement with Ikea to provide the installation of 250 latest generation charging station, within the parking areas of stores and Ikea centers throughout the country.
●	May 2023 - Kenya Airways made its first flight, powered by Eni Sustainable Mobility's SAF (Sustainable Aviation Fuel). The conventional JetA1 fuel was blended with Eni Biojet produced by Livorno refinery by distilling the bio-components produced in the Gela biorefinery
●	May 2023 - Eni signed a Memorandum of Understanding (MoU) with Sonangol to evaluate possible joint initiatives in the areas of energy transition, including agro-industrial supply chains for the production of low-carbon fuels, the valorization of biomass for agro-industrial applications and critical minerals.

●	May 2023 - Eni and the Ministry of Agriculture and Rural Development of Vietnam (MARD) signed in Hanoi a memorandum of understanding (MoU) to cooperate in identifying initiatives in the fields of agri-feedstock and carbon credit generation from nature-based carbon offset solution.
●	May 2023 - Eni signed a Memorandum of Intent (MoI) with the Government of Republic of Guiné Bissau to explore potential areas of collaboration in exploration, nature and technology-based climate solutions, agriculture, sustainability and health. Other areas of collaboration include the evaluation of exploration potential of the country's offshore area.
●	May 2023 - The European Commission and Cassa Depositi e Prestiti awarded more than €100 mln to Be Charge for the construction, by 2025, of a network of over 2,000 “ultra-fast” charging points, with a minimum power of 150 kW along the main European transport corridors involving eight European countries.
●	May 2023 - Eni offloaded the first LNG cargo from Egypt’s Damietta liquefaction plant into Snam’s new regasification terminal in Piombino, off Tuscany. This was followed the delivery of the first commercial cargo, from Algeria’s Betihoua plant, in July.

●	April 2023 - Eni inaugurated the Congo LNG project, the country's first natural gas liquefaction project and one of Eni's core supply diversification initiatives.
●	April 2023 - Eni and SPP, the Slovakia’s largest energy supplier, signed a Memorandum of Understanding (MoU) for a commercial cooperation in the gas and LNG sector, aimed at evaluating initiatives in the areas of trading and management of regasification and transportation capacities to secure and strengthen supplies of natural gas to the Slovak Republic
●	April 2023 - The FPSO Firenze sailed out from Dubai to the Baleine field in Côte d'Ivoire. The FPSO to be renamed Baleine upon its mooring has been refurbished and upgraded.
●	April 2023 - Eni signed agreements to sell biofuels to two of Italy’s largest transport and logistics companies (Fercam and Spinelli).
●	March 2023 - The HyNet North West cluster, comprising five submissions, was confirmed by the UK Department for Energy Security and Net Zero (DESNZ) to have been granted public funds provided by the UK government to develop a carbon capture and storage hub to decarbonize hard-to-abate industrial businesses in North-West England. Furthermore, Eni recently submitted an application to the North Sea Transition Authority (NSTA) for a carbon storage license to exploit the Hewett depleted natural gas field, in the Southern British North Sea.
●	March 2023 - Enivibes, a venture participated in by Eni with an interest of 76%, was established with the goal of enhancing the market value of a proprietary technology called E-vpms® (Eni Vibroacoustic Pipeline Monitoring System) The technology is dedicated to the mission-critical monitoring of the integrity of pipelines transporting liquids.
●	March 2023 - GreenIT, a JV owned by Plenitude and CDP Equity (an Italian state agency), signed an agreement with Copenhagen Infrastructure Partners (CIP) to develop floating offshore wind projects in Latium and Sardinia.

For significant business and portfolio developments occurred from January 2023 to the beginning of March 2023 see also the Annual Report on Form 20-F 2022 filed to SEC on April 5, 2023.

BUSINESS OVERVIEW

Exploration & Production

Competitive trends in the industries where the Company operates

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

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as in LNG operations, in 35 countries, most notably Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Nigeria, Mexico, the United States, Kazakhstan, Algeria, Iraq, Indonesia, Ghana, Mozambique, Qatar, Côte d'Ivoire and the United Arab Emirates. In 2023, Eni average daily production amounted to 1,529 KBOE/d on an available-for-sale basis. As of December 31, 2023, Eni’s total proved reserves amounted to 6,414 mmBOE; proved reserves of subsidiaries totaled 4,842 mmBOE; Eni’s share of reserves of equity-accounted entities was 1,572 mmBOE. Profit per barrel of oil equivalent was 8.58 $/bbl2 (compared to 21.07 $/bbl in 2022 and 13.66 $/bbl in 2021).

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

2 Results of operations from oil and gas producing activities of consolidated subsidiaries, divided by actual sold production, in each case prepared in accordance with IFRS to meet ongoing U.S. reporting obligations under Topic 932. See the unaudited supplemental oil and gas information in “Item 18 – Notes to the Consolidated Financial Statements” for a calculation of results of operations from oil and gas producing activities.

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

Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineering company, which stated that those guidelines comply with the SEC rules3. D&M has also stated that the Company guidelines provide reasonable interpretation of facts and circumstances in line with generally accepted practices in the industry whenever SEC rules may be less precise. When participating in exploration and production activities operated by other entities, Eni estimates its share of proved reserves on the basis of the above guidelines.

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

Eni’s Head of Reserves holds a Master's degree in Petroleum Engineering from the Polytechnic of Turin and 5-years Degree in Civil Hydraulic Engineering from the Alma Mater Studiorum - University of Bologna. He has 20 years of experience in the upstream industry and in reserves evaluation.

Staff involved in the reserves evaluation process fulfils the professional qualifications requested by the role and complies with the required level of independence, objectivity and confidentiality in accordance with professional ethics. Reserves Evaluators qualifications comply with international standards defined by the Society of Petroleum Engineers.

Reserves independent evaluation

Eni has its proved reserves audited on a rotational basis by independent oil engineering companies4.

The description of qualifications of the persons primarily responsible for the reserves audit is included in the third-party audit report. In the preparation of their reports, independent evaluators rely upon information furnished by Eni, without independent verification, with respect to property interests, production, current costs of operations and development, sales agreements, prices and other factual information and data that were accepted as represented by the independent evaluators.

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

The volumes and monetary values of the reserves of certain joint venture and affiliated companies are certified on their behalf in a similar manner by independent petroleum engineering companies and provided to Eni5.

In 20236, Ryder Scott Company and Sproule, for consolidated subsidiaries, and DeGolyer and MacNaughton, for equity accounted entities, provided an independent evaluation of approximately 34%7 of Eni’s total proved reserves at December 31, 2023, confirming, as in previous years, the reasonableness of Eni internal evaluation. In the 2021-2023 three-year period, 77% of Eni total proved reserves were subject to an independent evaluation.

3 See “Item 19 – Exhibits” in the Annual Report on Form 20-F 2009.
4 For the past three years we have availed ourselves of the independent certification service of DeGolyer and MacNaughton, Ryder Scott, Societè Generale de Surveillance and Sproule.
5 In 2023 and 2022, Azule Energy and Vår Energi.
6 See "Item 19 - Exhibits".
7 Includes Eni's share of proved reserves of equity-accounted entities.
38

Summary of proved oil and gas reserves

The tables below provide a summary of proved oil and gas reserves of the Group companies and its equity-accounted entities by geographic area for the three years ended December 31, 2023, 2022 and 2021.

HYDROCARBONS (mmBOE)	Italy	Rest of Europe	North Africa	Egypt	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves
Consolidated subsidiaries
Dec. 31, 2023(a)	374	60	964	694	809	933	733	238	37	4,842
developed	261	56	380	555	482	872	379	184	11	3,180
undeveloped	113	4	584	139	327	61	354	54	26	1,662
Dec. 31, 2022(b)	352	78	806	904	813	941	675	285	79	4,933
developed	271	73	329	655	460	881	383	207	43	3,302
undeveloped	81	5	477	249	353	60	292	78	36	1,631
Dec. 31, 2021	369	81	820	992	1,145	1,032	762	288	82	5,571
developed	283	80	373	852	766	963	445	203	51	4,016
undeveloped	86	1	447	140	379	69	317	85	31	1,555
Equity-accounted entities
Dec. 31, 2023(a)		425	8		494		378	267		1,572
developed		235	8		305			267		815
undeveloped		190			189		378			757
Dec. 31, 2022(b)(c)		473	9		531		383	285		1,681
developed		257	9		338			285		889
undeveloped		216			193		383			792
Dec. 31, 2021(d)		502	10		263			282		1,057
developed		261	10		39			282		592
undeveloped		241			224					465
Consolidated subsidiaries and equity accounted entities
Dec. 31, 2023(a)	374	485	972	694	1,303	933	1,111	505	37	6,414
developed	261	291	388	555	787	872	379	451	11	3,995
undeveloped	113	194	584	139	516	61	732	54	26	2,419
Dec. 31, 2022(b)	352	551	815	904	1,344	941	1,058	570	79	6,614
developed	271	330	338	655	798	881	383	492	43	4,191
undeveloped	81	221	477	249	546	60	675	78	36	2,423
Dec. 31, 2021	369	583	830	992	1,408	1,032	762	570	82	6,628
developed	283	341	383	852	805	963	445	485	51	4,608
undeveloped	86	242	447	140	603	69	317	85	31	2,020

(a) Effective January 1, 2023, Eni has updated the conversion rate of gas produced to 5,232 cubi feet of gas equals to 1 barrel of oil (it was 5,263 cubic feet of gas per barrel in previous reporting period). The effect of this update on the change in the initial reserves balance as of January 1, 2023 amounted to 21 mmBOE. Prior-year converted amounts were left unchanged.

(b) Effective January 1, 2022, Eni has updated the conversion rate of gas produced to 5,263 cubic feet of gas equals 1 barrel of oil (it was 5,310 cubic feet of gas per barrel in previous reporting periods). The effect of this update on the change in the initial reserves balance as of January 1, 2022 amounted to 30 mmBOE. Prior-year converted amounts were left unchanged.

(c) Reserves volumes of the Sub-Saharan Africa area, in 2022, are affected by the derecognition of the Angolan companies transferred to the JV Azule Energy Holdings Ltd.

(d) Reserves volumes of the Sub-Saharan Africa area, in 2021, are affected by the change in the classification of the stake held in Mozambique Rovuma Venture SpA from joint operation to joint venture.

LIQUIDS (mmBBL)	Italy	Rest of Europe	North Africa	Egypt	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves
Consolidated subsidiaries
Dec. 31, 2023	211	27	384	139	334	637	485	213		2,430
developed	136	24	204	122	225	576	240	163		1,690
undeveloped	75	3	180	17	109	61	245	50		740
Dec. 31, 2022	188	36	364	167	367	644	433	234	1	2,434
developed	139	32	201	135	212	585	231	171	1	1,707
undeveloped	49	4	163	32	155	59	202	63		727
Dec. 31, 2021	197	34	393	210	589	710	476	237	1	2,847
developed	146	34	225	164	435	641	262	164	1	2,072
undeveloped	51		168	46	154	69	214	73		775
Equity-accounted entities
Dec. 31, 2023		326	6		207		110	26		675
developed		167	6		107			26		306
undeveloped		159			100		110			369
Dec. 31, 2022(a)		350	8		235		100	27		720
developed		173	8		135			27		343
undeveloped		177			100		100			377
Dec. 31, 2021		378	9		21			6		414
developed		175	9		9			6		199
undeveloped		203			12					215
Consolidated subsidiaries and equity accounted entities
Dec. 31, 2023	211	353	390	139	541	637	595	239		3,105
developed	136	191	210	122	332	576	240	189		1,996
undeveloped	75	162	180	17	209	61	355	50		1,109
Dec. 31, 2022(a)	188	386	372	167	602	644	533	261	1	3,154
developed	139	205	209	135	347	585	231	198	1	2,050
undeveloped	49	181	163	32	255	59	302	63		1,104
Dec. 31, 2021	197	412	402	210	610	710	476	243	1	3,261
developed	146	209	234	164	444	641	262	170	1	2,271
undeveloped	51	203	168	46	166	69	214	73		990

 (a) Reserves volumes of the Sub-Saharan Africa area, in 2022, are affected by the derecognition of the Angolan companies transferred to the JV Azule Energy Holdings Ltd.

NATURAL GAS (BCF)	Italy	Rest of Europe	North Africa	Egypt	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves
Consolidated subsidiaries
Dec. 31, 2023	859	174	3,034	2,901	2,479	1,546	1,303	131	192	12,619
developed	653	167	919	2,262	1,350	1,546	725	107	58	7,787
undeveloped	206	7	2,115	639	1,129		578	24	134	4,832
Dec. 31, 2022	869	223	2,323	3,881	2,341	1,560	1,281	264	408	13,150
developed	695	214	670	2,732	1,306	1,560	796	195	223	8,391
undeveloped	174	9	1,653	1,149	1,035		485	69	185	4,759
Dec. 31, 2021	918	247	2,272	4,152	2,953	1,705	1,522	274	428	14,471
developed	729	242	781	3,656	1,759	1,705	971	210	266	10,319
undeveloped	189	5	1,491	496	1,194		551	64	162	4,152
Equity-accounted entities
Dec. 31, 2023		515	14		1,501		1,406	1,260		4,696
developed		359	14		1,036			1,260		2,669
undeveloped		156			465		1,406			2,027
Dec. 31, 2022(a)		646	9		1,562		1,490	1,355		5,062
developed		444	9		1,070			1,355		2,878
undeveloped		202			492		1,490			2,184
Dec. 31, 2021(b)		654	10		1,285			1,460		3,409
developed		457	10		165			1,460		2,092
undeveloped		197			1,120					1,317
Consolidated subsidiaries and equity accounted entities
Dec. 31, 2023	859	689	3,048	2,901	3,980	1,546	2,709	1,391	192	17,315
developed	653	526	933	2,262	2,386	1,546	725	1,367	58	10,456
undeveloped	206	163	2,115	639	1,594		1,984	24	134	6,859
Dec. 31, 2022(a)	869	869	2,332	3,881	3,903	1,560	2,771	1,619	408	18,212
developed	695	658	679	2,732	2,376	1,560	796	1,550	223	11,269
undeveloped	174	211	1,653	1,149	1,527		1,975	69	185	6,943
Dec. 31, 2021(b)	918	901	2,282	4,152	4,238	1,705	1,522	1,734	428	17,880
developed	729	699	791	3,656	1,924	1,705	971	1,670	266	12,411
undeveloped	189	202	1,491	496	2,314		551	64	162	5,469
(a) Reserves volumes of the Sub-Saharan Africa area, in 2022, are affected by the derecognition of the Angolan companies transferred to the JV Azule Energy Holdings Ltd.
(b) Reserves volumes of the Sub-Saharan Africa area, in 2021, are affected by the change in the classification of the stake held in Mozambique Rovuma Venture SpA from joint operation to joint venture.
41

Proved reserves of natural gas liquids are immaterial to the Group operations.

Volumes of oil and natural gas applicable to long- term supply agreements with foreign governments in mineral assets where Eni is operator totaled 2 mmBOE as of December 31, 2023 (5 and 34 mmBOE as of December 31, 2022 and 2021, respectively). Said volumes are not included in reserves volumes shown in the table herein.

	Subsidiaries			Equity-accounted entities
(mmBOE)	2023	2022	2021	2023	2022	2021
Revisions of previous estimates	303	(64)	42	9	152	216
Improved recovery		7	12		4
Extensions and discoveries	105	118	62		61	8
Purchases of minerals-in-place	44	22	2	2	551
Sales of minerals-in-place	(58)	(228)	(5)	(1)	(49)
Total additions to proved reserves	394	(145)	113	10	719	224
Production for the year (a)	(485)	(493)	(526)	(119)	(95)	(88)

(a) The difference compared to production sold of 545.9 mmBOE (566.7 mmboe in 2021 and 532.0 mmboe in 2022) reflected hydrocarbons volumes of 58.2 mmBOE consumed in operations, changes in inventories and other factors (47.3 mmBOE in 2021 and 55.8 mmBOE in 2022).

	Subsidiaries and equity-accounted entities
(%)	2023	2022	2021
Proved reserves replacement ratio of subsidiaries and equity-accounted entities, all sources	67	98	55
Proved reserves replacement ratio of subsidiaries and equity-accounted entities, organic	69	47	55

Eni’s proved reserves as of December 31, 2023 totaled 6,414 mmBOE (liquids 3,105 mmBBL; natural gas 17,315 BCF) and included the effect of updating the gas conversion factor (up by 21 mmBOE). Eni’s proved reserves reported a decrease of 200 mmBOE, or 3% from December 31, 2022.

All sources additions to proved reserves booked in 2023 were 404 mmBOE; of which 394 mmBOE came from Eni’s subsidiaries, while 10 mmBOE from Eni’s equity-accounted entities.

The net effect of price changes was a positive 30 mmBOE in 2023 (of which a net positive revision of 27 mmBOE recorded at Eni’s subsidiaries and a net positive revision of 3 mmBOE recorded at Eni’s equity-accounted entities) due to lower Brent crude oil reference price used in the reserve estimation process of 83 $/barrel in 2023, compared to 101 $/barrel used in 2022. This price change led to the removal of reserves which have become uneconomical in the 2023 scenario (negative revision of 37 mmBOE recorded at Eni’s subsidiaries and immaterial revisions were recorded at Eni’s equity-accounted entities) more than offset by net higher reserves entitlements under PSA contracts (positive revision of 64 mmBOE recorded at Eni’s subsidiaries and immaterial revisions were recorded at Eni’s equity-accounted entities).

The methods (or technologies) used in Eni’s proved reserves assessment in 2023 depend on stage of development, quality and completeness of data, and production history availability. The methods include volumetric estimates, analogies, reservoir modelling, decline curve analysis or a combination of such methods. The data considered for these analyses are obtained from a combination of reliable technologies that produce consistent and repeatable results including well or field measurements (i.e. logs, core samples, pressure information, fluid samples, production test data and performance data) and indirect measurements (i.e. seismic data). However, for each reservoir assessment the most suitable combination of technologies and methods is applied providing a high degree of confidence in establishing reliable reserves estimates.

The all sources reserves replacement ratio reported by Eni’s subsidiaries and equity-accounted entities was 67% in 2023 (98% in 2022 and 55% in 2021). The organic reserves replacement ratio was 69% in 2023 (47% in 2022 and 55% in 2021) which excluded sales and purchases of minerals-in-place.

The all sources reserve replacement ratio during the three years ended December 31, 2023, which included a net increase of 280 mmBOE related to sales and purchases, was 73%.

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

However, this ratio measures past performances and is not an indicator of future production because the ultimate recovery of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructures, reservoir performance, application of new technologies to improve the recovery factor as well as changes in oil&gas prices, political risks and geological and environmental risks. See “Item 3 – The Group is exposed to significant operational and economic risks associated with the exploration and production of crude oil and natural gas – Uncertainties in estimates of oil and natural gas reserves”.

The average reserves life index of Eni’s proved reserves was 10.6 years as of December 31, 2023, which included reserves of both subsidiaries and equity-accounted entities.

Eni’s subsidiaries

Eni’s subsidiaries added 394 mmBOE of proved oil and gas reserves in 2023. Additions comprised an increase of 212 mmBBL of liquids and of 878 BCF of natural gas. The breakdown of total additions to proved reserves was the following: (i) revisions of previous estimates were positive for 303 mmBOE. The main positive revisions were in Bouri and Area D fields in Libya due to contractual changes and price effects, Val d'Agri field in Italy and M’boundi Gas field in Congo. The main negative changes were reported in Egypt mainly due to the reconfiguration of the Zohr project phase 2, which entailed a review of the compression design and a downward revision of the relevant reserves, and Blacktip field in Australia. Revisions also included net positive price effects of 27 mmBOE and the effect of an updating of the gas conversion factor (up 15 mmBOE); (ii) new discoveries and extensions of 105 mmBOE mainly as a result of the final investment decision at the Hail and Ghasha project in the United Arab Emirates, as well as the Merakes East project in Indonesia; (iii) purchase of minerals-in-place of 44 mmBOE and mainly related to the acquisition of bp assets in Algeria; and (iv) sales of minerals-in-place of 58 mmBOE mainly due to the sale of Alliance assets in the United States and a reduction in the stake at the Ghasha concession in the United Arab Emirates.

Further information and explanations of significant changes with respect to each line item of the movements in net proved reserves are provided in “Item 18 – Notes to the Consolidated Financial Statement - Supplemental oil and gas information”.

Eni’s share of equity-accounted entities

Eni’s share of equity-accounted entities added 10 mmBOE of proved oil and gas reserves in 2023. The breakdown of total additions to proved reserves is the following: (i) revisions of previous estimates were positive for 9 mmBOE. The main positive revisions were in the Coral South project in Mozambique. The main negative changes were in Azule Energy in Angola. Revisions also included net positive price effects of 3 mmBOE and the effect of an updating of the gas conversion factor (up 6 mmBOE); (ii) purchase of minerals-in-place of 2 mmBOE and related to the acquisition of an interest in the Block 3/05a by Azule Energy; (iii) sales of minerals-in-place of 1 mmBOE due to the divestment of the Brage field in Vår Energi in Norway.

Further information and explanations of significant changes with respect to each line item of the movements in net proved reserves are provided in “Item 18 – Notes to the Consolidated Financial Statement - Supplemental oil and gas information”.

Proved undeveloped reserves

Proved undeveloped reserves as of December 31, 2023 totaled 2,419 mmBOE. At year-end, proved undeveloped reserves of liquids amounted to 1,109 mmBBL and of natural gas amounted to 6,859 BCF, mainly concentrated in Africa and Asia. Proved undeveloped reserves of consolidated subsidiaries amounted to 740 mmBBL of liquids and 4,832 BCF of natural gas. The table below provide a summary of changes in total proved undeveloped reserves for 2023.

Subsidiaries and equity-accounted entities
(mmBOE)	2023
Proved undeveloped reserves as of December 31, 2022	2,423
Transfers to proved developed reserves	(187)
Extensions and discoveries	104
Revisions of previous estimates	121
Improved recovery
Portfolio	(42)
Proved undeveloped reserves as of December 31, 2023	2,419

During 2023, Eni matured 187 mmBOE of proved undeveloped reserves to proved developed reserves due to progress in development activities, production start-ups and project revisions. The main reclassifications to proved developed reserves related to the following fields/projects: Breidablikk, Fenja, Tommeliten Alpha, Bauge and Frosk in Vår Energi, Baleine in Côte d'Ivoire, Zohr in Egypt and Amoca in Mexico.

For further information, please see the additional information on Oil & Gas producing activities required by the SEC in the “Item 18 - Notes to the consolidated financial statements”.

In 2023, capital expenditure amounted to approximately €9.1 billion to progress the development of PUDs.

Reserves that remain proved undeveloped for five or more years are a result of several factors that affect the timing of the projects development and execution, such as the complexity of development project in adverse and remote locations, physical limitations of infrastructures or plant capacity and contractual limitations that establish production levels. The Company estimates that 0.8 BBOE of proved undeveloped reserves have remained undeveloped for five years or more at the balance sheet date and increased from 2022. The proved undeveloped reserves that have remained undeveloped for five years or more at the balance sheet date mainly related to: (i) certain Libyan gas fields (0.5 BBOE) where development completion and production start-ups are planned according to the delivery obligations set forth in a long-term gas supply agreement currently in force; (ii) Johan Castberg project for Vår Energi, the development of which is ongoing and first oil is expected in the last quarter of 2024 (0.1 BBOE); and (iii) other fields in Italy and Iraq (0.1 BBOE) where development activities are in progress; (iv) in the Umm Shaif (0.1 BBOE) reservoir in the United Arab Emirates where development is ongoing. (See also our discussion under the “Risk factors” section about risks associated with oil and gas development projects).

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

Eni is contractually committed under existing contracts or agreements to deliver in the next three years mainly natural gas to third parties for a total of approximately 612 mmBOE from producing assets located mainly in Algeria, Australia, Egypt, Ghana, Indonesia, Kazakhstan, Libya, Nigeria, Norway and Venezuela.

The sales contracts contain a mix of fixed and variable pricing formulas that are generally indexed to the market price for crude oil, natural gas or other petroleum products. Management believes it can satisfy these contracts from quantities available mainly from production of the Company's proved developed reserves and supplies from third parties based on existing contracts. Production is expected to account for approximately 99.7% of delivery commitments.

Eni has met all contractual delivery commitments as of December 31, 2023.

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

In 2023, oil and natural gas production available for sale averaged 1,529 KBOE/d (1,487 KBOE/d in 2022) and increased by 3% due to the ramp-up of the Coral FNLG project off Mozambique and of oil production at Area 1 off Mexico, the start-up of the Baleine project in Côte d'Ivoire, higher activity in Algeria, which also benefited from the business acquisitions, in Kazakhstan due to unplanned events occurred in 2022, as well as in Indonesia. These increases were offset by lower production due to mature fields decline.

Liquids production (768 KBBL/d) increased by 18 KBBL/d, or approximately 2% from the full year of 2022. Production growth in Kazakhstan and Côte d'Ivoire was partly offset by mature fields decline.

Natural gas production (3,980 mmCF/d) increased by 102 mmCF/d, or approximately 3% compared to the full year of 2022. Production increases were reported in Algeria, Mozambique in relation to the ramp-up of the Coral Floating LNG project, Indonesia and Kazakhstan, offset by mature fields decline.

Sales volumes of oil and gas production sold were 546 mmBOE. The 12 mmBOE difference over production on available-for-sale basis (558 mmBOE in 2023) reflected mainly changes in inventory and other factors. Approximately 67% of liquids production sold (280 mmBBL) was destined to Eni’s downstream. About 14% of natural gas production sold (1,394 BCF) was destined to Eni’s Global Gas & LNG Portfolio segment.

The tables below provide Eni subsidiaries and its equity-accounted entities’ production (annual volumes and daily averages), by final product marketed of liquids and natural gas by country and geographical area of each of the last three fiscal years.

Average daily production available for sale (a)

	2023 (b)			2022 (c)			2021
	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons
	(KBBL/d)	(mmCF/d)	(KBOE/d)	(KBBL/d)	(mmCF/d)	(KBOE/d)	(KBBL/d)	(mmCF/d)	(KBOE/d)
Eni consolidated subsidiaries
Italy	29	178	63	36	208	76	36	218	77
Rest of Europe	18	98	37	20	113	42	19	106	39
United Kingdom	18	98	37	20	113	42	19	106	39
North Africa	123	797	276	122	641	244	124	607	238
Algeria	62	249	110	62	96	81	54	85	70
Libya	59	540	162	58	536	159	67	510	163
Tunisia	2	8	4	2	9	4	3	12	5
Egypt	67	1,242	305	77	1,337	331	82	1,403	346
Sub-Saharan Africa	84	329	147	139	361	207	198	351	265
Angola				52		52	91		91
Congo	36	106	56	40	145	68	44	91	62
Côte d'Ivoire	4	1	4
Ghana	14	76	29	16	76	30	20	77	34
Nigeria	30	146	58	31	140	57	43	183	78
Kazakhstan	114	216	154	87	168	119	101	199	138
Rest of Asia	85	354	153	78	345	143	80	372	150
China	1		1	1		1	1		1
Indonesia	1	343	66	1	271	52	1	269	51
Iraq	23		23	15		15	24		24
Pakistan					50	10		53	10
Timor Leste		7	2	1	17	4	1	40	9
Turkmenistan	6		6	4		4	6		6
United Arab Emirates	54	4	55	56	7	57	47	10	49
Americas	68	45	76	59	54	69	53	55	63
Mexico	22	13	24	14	9	15	11	13	14
United States	46	32	52	45	45	54	42	42	49
Australia and Oceania		36	7		50	10		82	16
Australia		36	7		50	10		82	16
	588	3,295	1,218	618	3,277	1,241	693	3,393	1,332

Eni share of equity-accounted entities
Angola	85	74	100	36	63	49	3	74	17
Mozambique	1	88	18		6	1
Norway	87	244	133	89	274	141	111	297	167
Tunisia	2		2	3		2	3	1	3
Venezuela	5	279	58	4	258	53	2	238	47
	180	685	311	132	601	246	119	610	234

Total	768	3,980	1,529	750	3,878	1,487	812	4,003	1,566

(a) It excludes production volumes of hydrocarbons consumed in operations. Said volumes were 127, 124 and 116 KBOE/d in 2023, 2022 and 2021, respectively

(b) Effective January 1, 2023, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil equivalent = 5,232 cubic feet of gas (it was 1 barrel of oil 5,263 cubic feet of gas). The effect of this update on production was 5 KBOE/d in the full year 2023. Prior-year converted amounts were left unchanged.

(c) Effective January 1, 2022, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,263 cubic feet of gas (it was 1 barrel of oil = 5,310 cubic feet of gas). The effect of this update on production was 8 KBOE/d in the full year 2022. Prior-year converted amounts were left unchanged.

Annual production available for sale (a)

	2023 (b)			2022 (c)			2021
	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons
	(mmBBL)	(BCF)	(mmBOE)	(mmBBL)	(BCF)	(mmBOE)	(mmBBL)	(BCF)	(mmBOE)
Eni consolidated subsidiaries
Italy	10	65	23	13	76	28	13	80	28
Rest of Europe	7	36	13	7	41	15	7	39	14
United Kingdom	7	36	13	7	41	15	7	39	14
North Africa	45	291	100	45	234	89	45	221	87
Algeria	23	91	40	23	35	30	20	31	26
Libya	21	197	59	21	196	58	24	186	59
Tunisia	1	3	1	1	3	1	1	4	2
Egypt	24	453	111	28	488	121	30	512	126
Sub-Saharan Africa	31	120	54	51	132	76	73	128	96
Angola				19		19	33		33
Congo	13	39	20	15	53	25	16	33	22
Côte d'Ivoire	2		2
Ghana	5	28	11	6	28	11	8	28	13
Nigeria	11	53	21	11	51	21	16	67	28
Kazakhstan	41	79	56	32	61	43	37	73	51
Rest of Asia	31	129	56	28	126	52	29	136	55
China
Indonesia		125	24		99	19		98	19
Iraq	9		9	6		6	9		9
Pakistan					18	3		19	4
Timor Leste		3	1		7	1	1	15	3
Turkmenistan	2		2	2		2	2		2
United Arab Emirates	20	1	20	20	2	21	17	4	18
Americas	25	17	28	22	20	25	19	20	23
Mexico	8	5	9	5	3	5	4	5	5
United States	17	12	19	17	17	20	15	15	18
Australia and Oceania		13	3		18	4		30	6
Australia		13	3		18	4		30	6
	214	1,203	444	226	1,196	453	253	1,239	486

Eni share of equity-accounted entities
Angola	31	27	36	13	23	18	1	27	6
Mozambique		32	7		2	1
Norway	32	89	49	33	100	51	41	109	61
Tunisia	1		1	1		1	1		1
Venezuela	2	102	21	1	95	19	1	87	17
	66	250	114	48	220	90	44	223	85

Total	280	1,453	558	274	1,416	543	297	1,462	571

(a) It excludes production volumes of hydrocarbons consumed in operations. Said volumes were 46.2, 45.1 and 42.4 mmBOE in 2023, 2022 and 2021, respectively.

(b) Effective January 1, 2023, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,232 cubic feet of gas (it was 1 barrel of oil = 5,263 cubic feet of gas). The effect of this update on production expressed in boe was approximately 2 mmboe for the full year of 2023. Prior-year converted amounts were left unchanged.

(c) Effective January 1, 2022, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,263 cubic feet of gas (it was 1 barrel of oil = 5,310 cubic feet of gas). The effect of this update on production expressed in boe was approximately 3 mmBOE for the full year of 2022. Prior-year converted amounts were left unchanged.

Volumes of oil and natural gas purchased under long-term supply contracts with foreign governments or similar entities in properties where Eni acts as producer totaled 33 KBOE/d, 35 KBOE/d and 43 KBOE/d in 2023, 2022 and 2021, respectively.

The tables below provide Eni subsidiaries and its equity-accounted entities’ average sales prices per unit of liquids and natural gas by geographical area for each of the last three fiscal years. In addition, Eni subsidiaries and its equity-accounted entities’ average production cost per unit of production are provided.

($)
2021
Consolidated subsidiaries	Italy	Rest of Europe	North Africa	Egypt	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
Oil and condensates, per BBL	61.26	70.60	68.03	63.53	69.12	66.92	68.39	61.93	58.76	66.91
Natural gas, per KCF	15.47	15.75	6.42	4.74	4.32	0.54	6.21	4.06	4.25	5.93
Total hydrocarbons, per BOE	72.42	78.48	51.51	34.18	58.24	49.37	51.48	55.66	23.03	49.82
Average production cost, per BOE	13.74	12.35	7.91	3.74	10.00	4.96	5.43	14.72	3.52	7.39
Equity-accounted entities
Oil and condensates, per BBL		66.72	17.89		44.41			57.75		65.1
Natural gas, per KCF		15.11	5.83		14.68			4.32		10.71
Total hydrocarbons, per BOE		71.19	18.69		70.02			24.99		61.11
Average production cost, per BOE		7.53	7.36		4.71			0.99		6.00
2022
Consolidated subsidiaries
Oil and condensates, per BBL	67.07	93.94	92.11	87.64	103.96	86.94	94.13	92.03	60.89	92.41
Natural gas, per KCF	20.32	30.22	10.52	5.5	4.99	0.69	10.57	6.48	4.10	8.61
Total hydrocarbons, per BOE	87.98	128.03	73.29	42.64	83.12	64.59	76.85	83.45	22.25	69.07
Average production cost, per BOE	14.77	13.15	5.75	4.22	12.12	5.85	6.56	17.05	6.15	7.94
Equity-accounted entities
Oil and condensates, per BBL		97.51	17.82		85.71			88.39		92.97
Natural gas, per KCF		31.02	9.67		33.79			4.76		19.87
Total hydrocarbons, per BOE		121.12	19.31		108.43			29.27		98.29
Average production cost, per BOE		11.58	7.57		14.15			1.32		9.86
2023
Consolidated subsidiaries
Oil and condensates, per BBL	67.76	72.77	72.62	71.09	81.79	72.71	80.19	75.30	54.02	74.87
Natural gas, per KCF	13.67	14.44	9.44	5.47	5.36	0.74	10.38	3.22	4.16	7.28
Total hydrocarbons, per BOE	69.80	74.31	60.64	37.98	60.51	54.01	69.03	68.89	22.11	56.23
Average production cost, per BOE	16.36	16.21	5.57	4.22	13.21	5.12	5.90	18.22	10.68	7.84
Equity-accounted entities
Oil and condensates, per BBL		79.33	18.00		75.26			67.62		76.60
Natural gas, per KCF		20.53	9.69		11.94			5.22		12.18
Total hydrocarbons, per BOE		88.95	19.31		72.12			30.76		71.32
Average production cost, per BOE		12.46	10.09		13.48			1.00		10.70

Development well activity

In 2023, a total of 165 development wells were drilled (83.6 of which represented Eni’s share) as compared to 187 development wells drilled in 2022 (71.1 of which represented Eni’s share) and 154 development wells drilled in 2021 (47.7 of which represented Eni’s share).

The drilling of 76 development wells (27.6 of which represented Eni’s share) is currently underway.

The table below summarizes the number of the Company’s net interest in productive and dry development wells completed in each of the past three years and the s tatus of the Company’s development wells in the process of being drilled as of December 31, 2023. A dry well is one found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

	Net wells completed						Wells in progress at 31 Dec.
(units)	2023		2022		2021		2023
	Productive	Dry	Productive	Dry	Productive	Dry	Gross	Net
Italy	1.0		1.0				2.0	1.2
Rest of Europe	4.8		4.6		4.8		16.0	2.2
North Africa	9.3		5.7	0.5	2.5		6.0	3.9
Egypt	30.1		19.9		17.0	0.8	9.0	6.8
Sub-Saharan Africa	5.6		8.5		3.8		13.0	4.5
Kazakhstan	2.0		0.6				1.0	0.3
Rest of Asia	22.9		22.1		14.9		27.0	7.7
Americas	6.9		8.2		3.9		2.0	1.0
Australia and Oceania	1.0
Total including equity-accounted entities	83.6		70.6	0.5	46.9	0.8	76.0	27.6

Exploration well activity

In 2023, a total of 39 new exploratory wells were drilled (21.6 of which represented Eni’s share), as compared to 40 exploratory wells drilled in 2022 (18.9 of which represented Eni’s share) and 31 exploratory wells drilled in 2021 (17.4 of which represented Eni’s share).

The overall commercial success rate was 34.5% (38% net to Eni) as compared to 45% (44% net to Eni) and 54% (49% net to Eni) in 2022 and 2021, respectively.

The following table summarizes the Company’s net interests in productive and dry exploratory wells completed in each of the last three fiscal years and the number of exploratory wells in the process of being drilled and evaluated as of December 31, 2023. A dry well is one found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. For further information on the ageing of suspended wells see “Item 18 - Note 12 to the Consolidated Financial Statements.”

Exploratory Well Activity
	Net wells completed						Wells in progress at Dec. 31
(units)	2023		2022		2021		2023
	Productive	Dry	Productive	Dry	Productive	Dry	Gross	Net
Italy
Rest of Europe	0.1	0.4	0.4	1.2	0.1	0.3	31.0	7.8
North Africa		1.6	1.0	4.0			9.0	6.0
Egypt	5.0	4.6	4.4	4.3	5.0	5.0	10.0	7.4
Sub-Saharan Africa	0.3	0.9	3.7	2.4	1.1	0.4	35.0	17.5
Kazakhstan
Rest of Asia	0.9	1.3	0.7	1.0	0.7	1.0	15.0	6.8
Americas		1.4				0.7	4.0	2.3
Australia and Oceania							1.0	0.3
Total including equity-accounted entities	6.3	10.2	10.2	12.9	7.0	7.4	105.0	48.1

Oil and gas properties, operations and acreage

In 2023, Eni performed its operations in thirty-five countries located in five continents. As of December 31, 2023, Eni’s mineral right portfolio consisted of 744 exclusive or shared rights of exploration and development oil and gas activities. Total acreage amounts to 301,308 square kilometers net to Eni (total acreage was 308,550 square kilometers net to Eni as of December 31, 2022). Developed acreage was 27,069 square kilometers and undeveloped acreage was 274,239 square kilometers net to Eni.

In 2023 new leases were purchased or awarded in Egypt, Timor Leste, Indonesia, Algeria, Norway, Angola, the United Kingdom and Côte d'Ivoire for a total increase in acreage of approximately 21,400 square kilometers. Relinquishment for the year related mainly to Kenya, Vietnam, Indonesia, Gabon, Egypt, Algeria, Mozambique, Lebanon and Norway covering an acreage of approximately 31,800 square kilometers. Interest increases were reported mainly in Kenya, Indonesia, Mexico, and Norway for a total acreage of approximately 7,200 square kilometers. Partial relinquishment was reported mainly in Algeria, the United Arab Emirates, Indonesia, Côte d'Ivoire, Mexico, Italy, Egypt and Lebanon for approximately 4,100 square kilometers.

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

The gross undeveloped acreages that will expire in the next three years are related to exploration leases, blocks, concessions in: (i) Rest of Europe, in particular in Cyprus and Albania; (ii) Rest of Asia, in particular in Oman, Vietnam, Indonesia and the United Arab Emirates; (iii) North Africa, in particular in Morocco, Libya and Egypt; (iv) Sub-Saharan Africa, in particular in Kenya, Angola, Côte d'Ivoire and Mozambique; and (v) Americas, in particular in Mexico. In most cases extension or renewal options are contractually defined and may or may not be exercised depending on the results of the studies and the planned activities. Management believes that a significant amount of acreage will be maintained following extension or renewal.

The table below provides certain information about the Company’s oil&gas properties. It provides the total gross and net developed and undeveloped oil and natural gas acreage in which the Group and its equity-accounted entities had interest as of December 31, 2023. A gross acreage is one in which Eni owns a working interest.

	December 31, 2022	December 31, 2023
	Total net acreage (a)	Number of interests	Gross developed acreage (a)(b)	Gross undeveloped acreage (a)	Total gross acreage (a)	Net developed acreage (a)(b)	Net undeveloped acreage (a)	Total net acreage (a)
EUROPE	33,632	296	13,340	57,973	71,313	7,774	27,472	35,246
Italy	10,884	111	7,556	4,809	12,365	6,378	4,052	10,430
Rest of Europe	22,748	185	5,784	53,164	58,948	1,396	23,420	24,816
Albania	587	1		587	587		587	587
Cyprus	13,988	7		25,474	25,474		13,988	13,988
Norway	6,686	142	4,838	25,339	30,177	763	7,398	8,161
United Kingdom	1,487	35	946	1,764	2,710	633	1,447	2,080
AFRICA	117,396	297	51,139	226,691	277,830	14,098	99,144	113,242
North Africa	43,080	92	15,269	105,698	120,967	6,360	35,872	42,232
Algeria	8,720	65	10,010	8,067	18,077	3,919	3,953	7,872
Libya	24,644	14	1,963	78,085	80,048	958	23,686	24,644
Morocco	7,529	1		16,730	16,730		7,529	7,529
Tunisia	2,187	12	3,296	2,816	6,112	1,483	704	2,187
Egypt	7,103	53	4,851	29,187	34,038	1,706	10,721	12,427
Sub-Saharan Africa	67,213	152	31,019	91,806	122,825	6,032	52,551	58,583
Angola	6,516	83	10,927	34,958	45,885	912	6,721	7,633
Congo	1,299	19	971	1,320	2,291	586	713	1,299
Côte d'Ivoire	4,000	7	1,658	2,865	4,523	1,382	2,578	3,960
Gabon	2,931
Ghana	495	3	226	930	1,156	100	395	495
Kenya	41,892	3		35,724	35,724		35,724	35,724
Mozambique	3,868	7	719	7,803	8,522	180	3,080	3,260
Nigeria	6,212	30	16,518	8,206	24,724	2,872	3,340	6,212
ASIA	145,585	52	10,389	253,595	263,984	3,540	137,031	140,571
Kazakhstan	1,947	7	2,391	3,853	6,244	442	1,505	1,947
Rest of Asia	143,638	45	7,998	249,742	257,740	3,098	135,526	138,624
China	10	2	43		43	7		7
Indonesia	12,106	12	3,252	16,505	19,757	2,092	10,036	12,128
Iraq	446	1	1,074		1,074	446		446
Lebanon	1,461	1		1,742	1,742		610	610
Oman	58,955	3		102,016	102,016		58,955	58,955
Qatar	38	1		1,206	1,206		38	38
Timor Leste	1,928	5	412	6,232	6,644	122	5,838	5,960
Turkmenistan	180	1	200		200	180		180
United Arab Emirates	18,662	12	3,017	29,603	32,620	251	17,579	17,830
Vietnam	28,633	4		23,908	23,908		21,251	21,251
Other Countries (c)	21,219	3		68,530	68,530		21,219	21,219
AMERICAS	9,186	95	2,152	14,332	16,484	1,023	8,475	9,498
Mexico	3,107	10	34	5,198	5,232	34	3,408	3,442
United States	654	73	857	280	1,137	492	139	631
Venezuela	1,066	6	1,261	1,543	2,804	497	569	1,066
Other Countries	4,359	6		7,311	7,311		4,359	4,359
AUSTRALIA AND OCEANIA	2,751	4	728	2,608	3,336	634	2,117	2,751
Australia	2,751	4	728	2,608	3,336	634	2,117	2,751
Total	308,550	744	77,748	555,199	632,947	27,069	274,239	301,308

(a) Square kilometers

(b) Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

(c) Includes exploration acreage in Russia that are expected to be relinquished.

The table below sets forth, as of December 31, 2023 and by main producing countries in each geographic area, Eni’s producing assets, the year in which Eni’s activities started, the Eni’s participating interest in each asset and whether Eni is operator of the asset. The table does not include the assets held by the joint ventures and associates. In particular: (i) in Angola, the Azule Energy joint venture (Eni's interest 50%) holds interests in 83 licenses (of which 56 development licenses and 27 exploration licenses) relating to 20 blocks (of which 5 exploration blocks) and also in the Angola LNG JV; (ii) in Norway, the Vår Energi associate (Eni's interest 63.1%) holds interests in 142 licences (of which 83 development licenses and 59 exploration licenses); (iii) in Mozambique, the Mozambique Rovuma Venture SpA joint venture (Eni's interest 35.71%) is the operator of the Area 4 production licence; (iv) in Venezuela, where the Cardon IV (Eni's interest 50%), PetroSucre (Eni’s interest 26%) and PetroJunin (Eni’s interest 40%) joint ventures holds interests in the Perla, Corocoro and Junin 5 production fields, respectively; and (v) in Tunisia, where operate the Société Italo Tunisienne d’Exploitation Pétrolière (Eni’s interest 50%) and Sodeps (Eni’s interest 50%) joint ventures.

ITALY	(1926)	Operated	Adriatic and Ionian Sea: Barbara (100%), Annamaria (100%), Clara NW (51%), Hera Lacinia (100%) and Bonaccia (100%)
			Basilicata Region: Val d'Agri (61%)
			Sicily: Gela (100%), Tresauro (75%), Giaurone (100%), Fiumetto (100%), Prezioso (100%) and Bronte (100%)

REST OF EUROPE
United Kingdom	(1964)	Operated	Liverpool Bay (100%)
		Non-operated	Elgin/Franklin (21.87%), Glenelg (8%), J Block (33%), Jasmine (33%) and Jade (7%)

NORTH AFRICA
Algeria (a)	(1981)	Operated

Sif Fatima II (49%), Zemlet El Arbi (49%), Ourhoud II (49%), Blocks 403a/d (from 65% to 100%), Block ROM North (35%), Blocks 401a/402a (100%), Block 403 (50%), Block 405b (75%), Berkine South (75%), In Amenas (45.89%) and In Salah (33.15%)

		Non-operated	Block 404-208 (17.5%)
Libya (a)	(1959)	Operated	Onshore contract areas: Area A (former concession 82 - 50%), Area B (former concession 100/ Bu-Attifel and Block NC 125 - 50%), Area E (El-Feel - 33.3%) and Area D (Block NC 169 - 50%)
			Offshore contract areas: Area C (Bouri - 50%) and Area D (Block NC 41 - 50%)
Tunisia	(1961)	Operated	Maamoura (49%), Baraka (49%), Adam (25%), Oued Zar (50%) and Djebel Grouz (50%)

EGYPT (a)(b)	(1954)	Operated

Shorouk (Zohr - 50%), Nile Delta (Abu Madi West/Nidoco - 75%), Sinai (Belayim Land, Belayim Marine, Abu Rudeis and Sinai Ras Gharra - 100%), Meleiha (76%), North Port Said (Port Fouad - 100%), Temsah (Tuna, Temsah and Denise - 50%), Southwest Meleiha (75%), Baltim (50%), North El Hammad Offshore (Bashrush - 37.5%) and East Obayed (Faramid - 75%).

		Non-operated	Ras el Barr (Ha'py and Seth - 50%) and South Ghara (25%).

SUB-SAHARAN AFRICA
Congo	(1968)	Operated	Néné-Banga Marine and Litchendjili (Block Marine XII, 65%), Ikalou (85%), Djambala (50%), Foukanda (58%), Mwafi (58%), Kitina (52%), Awa Paloukou (90%) and M’Boundi (83%).
		Non-operated	Yanga Sendji (29.75%) and Likouala (35%).
Côte d'Ivoire	(2015)	Operated	Baleine (77.25%)

Ghana	(2009)	Operated	Offshore Cape Three Points (44.44%)

Nigeria	(1962)	Operated	OMLs 60, 61, 62 and 63 (20%) and OML 125 (100%)
		Non-operated (c)	OML 118 (12.5%)

KAZAKHSTAN (a)	(1992)	Operated (d)	Karachaganak (29.25%)
		Non-operated	Kashagan (16.81%)

REST OF ASIA
Indonesia	(2001)	Operated	Jangkrik (55%) and Merakes (65%)

Iraq	(2009)	Non-operated (e)	Zubair (41.56%)

Turkmenistan	(2008)	Operated	Burun (90%)

United Arab Emirates	(2018)	Non-operated	Lower Zakum (5%), Umm Shaif and Nasr (10%) and Area B - Sharjah ( 50%)

AMERICAS
Mexico	(2019)	Operated	Area 1 (100%)

United States	(1968)	Operated	Gulf of Mexico: Allegheny (100%), Appaloosa (100%), Pegasus (100%), Longhorn (75%), Devils Towers (100%) and Triton (100%)
			Alaska: Nikaitchuq (100%) and Oooguruk (100%)
		Non-operated	Gulf of Mexico: Europa (32%), Medusa (25%), Lucius (14.45%), K2 (13.4%), Frontrunner (37.5%) and Heidelberg (12.5%)

(a) In certain extractive initiatives, Eni and the host Country agree to assign the operatorship of a given initiative to an incorporated joint venture, a so‐called operating company. The operating company in its capacity as the operator is responsible of managing extractive operations. Those operating companies are not controlled by Eni.

(b) Eni’s working interests (and not participating interests) are reported. This include Eni’s share of costs incurred on behalf of the first party accordingly to the terms of PSAs inforce in the Country.

(c) As partners of SPDC JV, Eni holds a 5% interest in 16 onshore blocks and in 1 conventional offshore block and with a 12.86% in 2 conventional offshore blocks.

(d) Eni and Shell are co-operators.

(e)  Eni is leading a consortium of partners including Kogas and the national oil companies Missan Oil and Basra Oil within a Technical Service Contract as contractor.

The table below provides the number of gross and net productive oil and natural gas wells in which the Group companies and its equity-accounted entities had an interest as of December 31, 2023. A gross well is a well in which Eni owns a working interest. The number of gross wells is the total number of wells in which Eni owns a whole or fractional working interest. The number of net wells is the sum of the whole or fractional working interests in a gross well. One or more completions in the same borehole are counted as one well. Productive wells are producing wells and wells capable of production. The total number of oil and natural gas productive wells is 7,373 (2,534.5 of which represent Eni’s share).

Productive oil and gas wells at Dec. 31, 2023 (a)
(units)	Oil Wells		Natural gas Wells
	Gross	Net	Gross	Net
Italy	130.0	117.2	327.0	289.4
Rest of Europe	456.0	78.7	226.0	47.9
North Africa	644.0	292.1	260.0	123.5
Egypt	1,093.0	499.1	150.0	51.3
Sub-Saharan Africa	2,297.0	387.5	174.0	24.5
Kazakhstan	211.0	57.7	1.0	0.3
Rest of Asia	1,030.0	370.9	100.0	41.4
Americas	257.0	143.1	14.0	6.9
Australia and Oceania			3.0	3.0
Total including equity-accounted entities	6,118.0	1,946.3	1,255.0	588.2

(a) Multiple completion wells included above: approximateley 997 (303.2 net to Eni)

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

Italy

Eni’s activities in Italy are mainly deployed in the Adriatic and Ionian Seas, the Central Southern Apennines and mainland and offshore Sicily. Eni operates 24 onshore and 48 offshore productive concessions. Exploration activities have been substantially abandoned in recent years. In 2023, Italy accounted for approximately 4% of Eni’s total worldwide production of oil and natural gas.

In 2023, 30% of Eni’s domestic production came from fields in the Adriatic and Ionian Seas, 49% from the Central Southern Apennines and approximately 13% from Sicily.

In the gas assets of the Adriatic and Ionian Seas, activities concerned: (i) maintenance and production optimization intervention at the Hera Lacinia, Luna and Naomi Pandora fields; and (ii) production start-up of the Donata field. Decommissioning plan to plug-and-abandon depleted wells and remove non-productive platforms progressed during the year in compliance with Italian Ministerial Decree 15 February 2019 “Linee guida nazionali per la dismissione mineraria delle piattaforme per la coltivazione in mare e delle infrastrutture connesse”. The decommissioning process is ongoing for 10 platforms in compliance with the above-mentioned Decree. In addition, campaign to plug-and-abandon non-productive onshore and offshore wells is ongoing.

In the Val d’Agri concession, activities carried out during the year concerned: (i) sidetrack of existing wells, mainly in the Monte Enoc area, based on the approved “Work Program”; and (ii) production optimization activities to mitigate field decline.

The construction activities of the Argo and Cassiopea project (Eni’s interest 60%) have progressed. During 2023, the installation of the sealine transporting the gas from the offshore well to the onshore treatment facilities was completed. The onshore plant construction is ongoing and approaching completion foreseen in the second quarter of 2024. Natural gas production start-up is expected in the first half of 2024.

In Italy a plan (PiTESAI) aiming to identify areas suitable for exploration, development and production of hydrocarbons in the national territory, including the territorial seawaters, was adopted on December 28th, 2021.

Following the above plan, exploration permits are confirmed only for the part located in “suitable” areas and withdrawn otherwise.

As far as development concessions are concerned, no significant impacts are recorded for Eni’s petroleum activities in the Country. See “Regulation of Eni’s businesses”.

In order to boost the national gas production and mitigate the gas price effect on the economy, the Italian Government issued a first Decree (D.L. Energia) on March 1st, 2022, which also mitigates the effects of PiTESAI. A second decree (D.L. Sicurezza Energetica), with the same target was issued on December 9th, 2023, providing the ground for new upstream development opportunities.

Following an appeal by Oil&Gas companies, PiTESAI was declared void by Lazio Administrative Court (TAR) on February 13, 2024. The reaction by the Government is still under evaluation.

Rest of Europe

Eni’s operations in the Rest of Europe are mainly conducted in the United Kingdom and in Norway, in this latter country through Vår Energi. In 2023, the Rest of Europe accounted for 11% of Eni’s total worldwide production of oil and natural gas.

Norway. In October 2023, production start-up was achieved at the Breidablikk project with the completion of the drilling activities and the linkage to the existing facilities in the area.

Main development activities concerned: (i) the Johan Castberg sanctioned project with start-up expected in 2024; and (ii) the Balder X sanctioned project in the PL 001 license, located in the North Sea. The Balder project scheme provides for drilling additional productive wells, to be linked to an upgraded Jotun FPSO unit that will be relocated in the area that will support the development of new discoveries near to the area through upgrading existing infrastructure. Production start-up is expected in 2024.

Vår Energi was awarded: (i) in February 2023, 12 exploration licenses, 5 of which are operated, following the “Awards in Predefined Areas 2022” (APA) by the Ministry of Petroleum and Energy of Norway; (ii) in February 2024, 16 exploration licenses, 4 of which are operated, following “2023 APA”.

Exploration activities yielded positive results with: (i) the Countach oil and gas discovery in the Goliat PL 229 licence located in the Barents Sea; (ii) the Kim oil discovery in the PL 185 license in the North Sea; (iii) the Crino oil and gas discovery in the North Sea; (iv) the Norma gas discovery in the PL 984 in the North Sea; and (v) the Svalin M Sør oil discovery in the PL 169 license.

United Kingdom. Development activities mainly concerned: (i) the Talbot development project (Eni’s interest 33%) with subsea tie-back to Judy field. First oil is expected at the end of 2024; and (ii) decommissioning planned activity of the Hewett Area

North Africa

Eni’s operations in North Africa, with Egypt being discussed separately due to the size of Eni’s reserves in the Country, are mainly conducted in Algeria, Libya and Tunisia. In 2023, North Africa accounted for 18% of Eni’s total worldwide production of oil and natural gas.

Algeria. In 2023 the following agreements were finalized: (i) the purchase of 45.89% interest in the In Amenas concession and 33.15% interest in the In Salah concession; (ii) new contract for the block 404-208 with Eni’s participating interest increasing to 17.5% (from 12.25%).

The development activities are as follows: (i) infilling program in several fields of 401a/402a blocks, Sif Fatima II, Ourhoud II and Zemlet El Arbi blocks as well as In Amenas and In Salah concessions; (ii) workover activities in 404-208, 405b and 403 blocks as well as the conversion of certain wells into water-alternate-gas (WAG) injectors in block 403; (iii) upgrading of the third treatment train of the BRN plant; (iv) drilling activities and linkage of infilling wells in Berkine South area together with debottlenecking of oil line. Furthermore, a 10 MW photovoltaic plant is under construction at the BRN field in the block 403, in addition to the 10 MW plant already completed in 2020. The construction plans for a 12 MW photovoltaic plant at the MLE field in the block 405b currently under evaluation.

Exploration activities have yielded positive results with the RODE-1 gas discovery in Sif Fatima II concession. Development activities are expected to start in 2024.

Libya. Currently, Libya represents approximately 11% of the Group’s total production. In 2023, a relatively stabler sociopolitical environment than in previous years, allowed continuity to production operations creating a favorable backdrop for reaching agreements with the National Oil Company (NOC) for future development projects in the Country. Despite those developments, going forward, management believes that Libya's geopolitical situation will continue to represent a source of risk and uncertainty to Eni's operations in the Country and to the Group results of operations and cash flow. For further information on this matter, see “Item 3 – Risk factors – Political considerations”.

The rights of Eni to produce at its assets in Libya will expire in 2038 for Contract Areas C, in 2042 for Contract Area E, in 2043 for Contract Areas A, B and D-producing fields, in 2059 for Area D-new developments (A&E Structures).

In January 2023, Eni signed an agreement with NOC for the development of the large gas reserves of A&E Structures, to increase natural gas production to sustain the domestic market and export volumes to Europe. Production is expected to start in the next years. The project foresees an onshore Carbon Capture and Storage (CCS) hub as well, in line with Eni’s decarbonization strategy. Furthermore, in May 2023, Eni signed an agreement with NOC to start the development of the Bouri Gas Utilization (BGUP) project. From a development standpoint the main activities in 2023 were: (i) the sanctioning of the A&E Structures project and following the award of EPCI contract for the WHPA platform; (ii) the sanctioning of the BGUP project to reduce CO2 emissions and to valorize associated gas of the Bouri field; and (iii) the Sabratha Compression project to support current production of the Bahr Essalam field and additional production of the A Structure development program. During the year the relevant EPCI contract was awarded, and the project is currently in execution phase.

Furthermore, in June 2023, Eni signed a Memorandum of Understanding with Libyan Government of National Accord to evaluate possible opportunities to reduce GHG emissions and develop sustainable energy in the country, in line with Eni’s strategy and Libyan government targets to accelerate in a decarbonization and transition energy programs.

Tunisia. Exploration activities yielded positive results with the Sabeh-01 and Wissal-01 wells in the Borj El Khadra exploration permit. Engineering studies are ongoing to define development scheme of the last discoveries wells with the Anbar-01 discovery well, drilled in 2022.

Egypt.

In 2023, Egypt accounted for 20% of Eni’s total worldwide production of oil and natural gas, the largest contributor to the Company overall production level.

In January 2023, Eni signed a Memorandum of Intent (MoI) with EGAS to jointly study opportunities on GHG emissions reduction in the upstream sector in the Country through a plan of initiatives leading additional gas monetization.

In 2023 production start-up was achieved at the Faramid gas field in the Western Desert concession leveraging on the existing facilities and plants in the area.

Development activities of the Zohr production project concerned: (i) water shut-off program for gas production optimization; (ii) EPCI activities for the construction of a news subsea infrastructures; and (iii) development activities to increase water production treatment capacity by means of the facilities upgrading and the installation of two additional treatment units.

The rights of Eni to produce at the Zohr Development Lease will expire in 2037.

As of December 31, 2023, the aggregate development costs incurred by Eni for developing the Zohr project and capitalized in the financial statements amounted to $6.2 billion (€5.6 billion at the EUR/USD exchange rate of December 31, 2023). Development expenditure incurred in the year were €230 million.

As of December 31, 2023, Eni’s proved reserves booked at the Zohr field amounted to 480 mmBOE.

Development activities also concerned: (i) production optimization in the Sinai concession by means of new wells drilled and workover and water-injection programs; (ii) drilling and completion of an additional production well, already started up, in the Baltimo-Neho area; (iii) drilling of an additional well in the Nile Delta concession and the upgrading of the Nidoco NW transport facilities to the treatment plant with an increased production; and (iv) optimization gas production program in the Rasl el Barr concession leveraging on a new compression unit.

In addition, in the Western Desert concession development activities concerned: (i) the Meleiha Phase 2, in early production by 2022, by means of the installation of a new pipeline to existing treatment plant; and (ii) production optimization initiatives leveraging on the drilling program of additional production oil and gas wells.

Eni holds interest in the Damietta liquefaction plant with a capacity of 5.2 mmtonnes/y of LNG associated to approximately 283 BCF/y of feed gas.

Exploration activities yielded positive results with: (i) the Nargis 1X discovery in the East Med area (Eni’s interest 45%); (ii) the two oil and gas discoveries in the Sinai and Nile Delta concessions, respectively; and (iii) the three oil exploration discoveries in the Western Desert concession.

Sub-Saharan Africa

Eni’s operations in Sub-Saharan Africa are conducted mainly in Congo, Côte d'Ivoire, Ghana, Mozambique, Nigeria and Angola, in this latter trough Azule Energy. In 2023, Sub-Saharan Africa accounted for 17% of Eni’s total worldwide production of oil and natural gas.

Angola. During 2023 Azule achieved an agreement to divest its interest and operatorship of the Cabinda Norte block.

In September 2023 Azule signed a Memorandum of Understanding with Sonangol to jointly collaborate in the decarbonization program in the country.

In March 2023 the Solenova JV, a solar company jointly owned by Azule and Sonangol, achieved solar energy production start-up at the 25 MW photovoltaic plant in Caraculo.

Development activities concerned: (i) start-up development activities of the Quiluma and Maboqueiro fields within the New Gas Consortium project. The project, first non-associated gas development in the country, provides for the installation of two offshore platform production, an onshore treatment plant and linkage facilities to A-LNG liquefaction plant. Production start-up is expected in 2026 with an estimated production plateau of approximately 330 mmcf/d; (ii) the Agogo Integrated West Hub project in the western area of the Block 15/06 was sanctioned. Main contracts were already awarded and production start-up is expected in 2026 with an estimated production peak of 170 KBOE/d; (iii) optimization development studies progressed at the PAJ project in the Block 31; and (iv) development activities of the Cuica and Cabaça fields and the Ndungu early production project were completed in the Block 15/06. Production started up by means of the linkage to existing facilities in the area.

Exploration activities yielded positive results with the Lumpembe-1X oil exploration well in the block 15/06. Development studies are ongoing to possible integration with other discoveries in the southern area of the block. In addition, a five-year extension of exploration agreement was finalized.

Congo. In March 2024, Eni finalized with Perenco the sale of its participating interest in several production licences in the country.

In December 2023, the Congo LNG project was started up by means of the offshore installation of the Tango FLNG liquefaction plant, with a capacity of approximately 35 BCF/y, and the Excalibur Floating Storage Unit (FSU). Development plan includes the installation of two floating gas liquefaction units (FLNG), one LNG storage unit (FSU), seven new platforms, an onshore treatment plant and drilling of 41 wells. Main contracts were awarded. The second FLNG unit with a capacity of approximately 125 BCF/y is already under construction. Start-up is expected in 2025.

The project is expected to monetize the gas volumes of the Marine XII block for the country's energy needs and by exploiting the surplus gas for LNG production. Development activity is planned to also leverage on the existing assets, through modular and phased program. Liquefaction gas capacity is planned to achieve approximately 160 BCF/y at plateau. According to the agreements recently signed, all LNG production will be marketed by Eni.

Other development activities concerned the completion of the Néné Phase 2B project. In particular, drilling and completion activities of all planned production well were completed.

Exploration activities yielded positive results with the Poalvou Marine 2 gas and condensates and the Mbenga Marine 1 oil and gas discoveries in the Marine VI Bis (Eni 65%) permit. Both declarations of discovery were notified to the Ministry of Hydrocarbons.

Côte d'Ivoire. In August 2023, start-up production was achieved at the Baleine oilfield in the operated offshore CI-101 (Eni’s interest 83%) and CI-802 (Eni’s interest 76.9%) blocks. Management believes this field to contain a large amount of hydrocarbon.

Full field development includes two additional phases. The Phase 2 sanctioned program is expected to achieve first oil at the end of 2024. Main contracts for the additional facilities constructions were awarded while the drilling and completion of additional wells is expected to start up in 2024.

In March 2024 the successful exploration well Murene 1X led to the Calao Discovery in the block CI-205 (Eni’s interest 90%).

Ghana. In the year development activities of the OCTP operated project concerned the completion of: (i) the upgrading activities of the facilities, FPSO unit and onshore gas plant to increase production capacity; (ii) water produced reinjection program; and (iii) additional activities to improve the power generation reliability of the gas-fired power plan.

Mozambique. Eni has been present in Mozambique since 2006, following the award of the exploration license relating to gas rich Area 4 offshore the Rovuma Block.

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

The Coral South project is currently in production. The project provided for the installation of the Coral Sul Floating Liquefied Natural Gas (FLNG) vessel for the treatment, liquefaction, storage and export, with a capacity of approximately 3.4 mmtonnes/y of LNG, feed by six subsea wells.

Additional development phases to put into production the Area 4 reserves, are being evaluated by the delegated operators of Area 4 (Eni and ExxonMobil), which are expected to include offshore development options, based on the expertise achieved with the Coral South FLNG project, and onshore activities also through synergies with Area 1.

Nigeria. In September 2023, Eni signed an agreement with the local partner Oando PLC to divest Eni’ subsidiary Nigerian Agip Oil Company Ltd (NAOC Ltd), with onshore oil and gas exploration and production activities, as well as the ancillary power generation business. The agreement does not include Eni’s interest in the SPDC JV (Eni’s interest 5%). Following the transaction completion with Oando PLC, Eni will continue to run activities in the country, focusing on its upstream operated offshore assets, not operated assets and midstream activities through its participation in Nigeria LNG Ltd.

Development activities concerned: (i) drilling and completion of one well to increase gas production in the Obiaafu field area in the OML 61 block; and (ii) drilling of one production wells and two injection wells at the Bonga field in the OML 18 block and the linkage to production facilities existing in the area.

Development activities of the SPDC joint venture production areas concerned: (i) drilling, completion, and start-up of seven oil production wells at the Ogbo and Tunu fields; (ii) completion and linkage of four production wells in the Forcados Yokri area; and (iii) production start-up of an additional gas well in the Gbaran area. In addition, during 2023, FID of the Epu Phase 2 project was sanctioned.

Eni holds also a 10.4% interest in the Nigeria LNG Ltd joint venture, which runs the Bonny liquefaction plant located in the Eastern Niger Delta. The plant has a production capacity of 22 mmtonnes/y of LNG associated with approximately 1,270 BCF/y of feed gas. Natural gas supplies to the plant are currently provided under a gas supply agreement from the SPDC JV, TEPNG JV and the NAOC JV (Eni’s interest 20%). In 2023, the Bonny liquefaction plant processed approximately 740 BCF. LNG production is sold under long-term contracts and exported mainly to the United States, Asian and European markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG, as well as is sold FOB by means of the fleet owned by third parties.

Kazakhstan

Eni’s operations in Kazakhstan comprised the Kashagan and the Karachaganak fields. In 2023, Kazakhstan accounted for 10% of Eni’s total worldwide production of oil and natural gas.

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

In 2023, production at the Kashagan field averaged 70 KBBL/d of liquids and 60 mmCF/d of natural gas net to Eni. The liquid production is stabilized at the Bolashak plant and then marketed. Gas production is partly processed and sold to the national oil company, while the raw gas volumes (approximately 50%) is re-injected in the reservoir.

Development plans of the Kashagan field envisage a phased increase in the production capacity. The first development phase provides for a progressive increase up to 450 kbbl/d. The activities, sanctioned in 2020, include management capacity increase of associated gas with: (i) increasing gas reinjection capacity by means of upgrading the existing facilities. Activities were completed in 2022; and (ii) installation of a new onshore treatment unit operated by a third party, currently under construction, for the remaining part of associated gas volumes.

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

As of December 31, 2023, Eni’s proved reserves booked for the Kashagan field amounted to 584 mmBOE.

As of December 31, 2023, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $10.2 billion (€9.2 billion at the EUR/USD exchange rate of December 31, 2023). This capitalized amount included: (i) $7.5 billion relating to expenditures incurred by Eni for the development of the oil field; and (ii) $2.7 billion relating primarily to accrued finance charges and expenditures for the acquisition of interests in the Consortium from exiting partners upon exercise of pre-emption rights in previous years. Cost incurred in the year were €63.6 million.

Karachaganak. Located onshore in West Kazakhstan, Karachaganak is a liquid and gas field. Operations are conducted by the Karachaganak Petroleum Operating consortium (KPO) and are regulated by a PSA that expires in 2037. Eni and Shell are cooperators of the venture. Eni’s interest in the Karachaganak project is 29.25%.

In 2023, production of the Karachaganak field averaged 44 KBBL/d of liquids and 156 mmCF/d of natural gas net to Eni. This field is producing liquids from the deeper layers of the reservoir. The gas is delivered (about 45%) to the Russian gas plant of Orenburg; management believes this transaction does not violate the current sanction regime imposed to Russia following the military invasion of Ukraine. The remaining gas volumes are utilized for re-injection in the higher layers of the reservoir and as fuel gas. Almost the entire liquid production is stabilized at the Karachaganak Processing Complex (KPC) and exported to Western markets through the Caspian Pipeline Consortium (Eni’s interest 2%) and the Atyrau-Samara pipeline, this latter also a new route opened in 2023 leading to Germany.

During 2023 the additional development phase, sanctioned in 2020, of the Karachaganak field progressed and included: (i) the drilling of three new injection wells; (ii) the construction of a new sixth injection line; (iii) the installation of a fifth compression gas unit. Start-up is expected in 2024; and (iv) the installation of a sixth compression unit, last development phase, sanctioned in 2022. Start-up is expected in 2026.

As of December 31, 2023, Eni’s proved reserves booked for the Karachaganak field amounted to 349 mmBOE.

As of December 31, 2023, the aggregate costs incurred by Eni for the Karachaganak project capitalized in the financial statements amounted to $4.9 billion (€4.4 billion at the EUR/USD exchange rate of December 31, 2023). Cost incurred in the year were €224 million.

Rest of Asia

Eni’s operations in the Rest of Asia are mainly conducted in Indonesia, Iraq, Turkmenistan and the United Arab Emirates. In 2023, Eni’s operations in the Rest of Asia accounted for approximately 10% of its total worldwide production of oil and natural gas.

Indonesia. In 2023, Eni acquired Chevron’s development and production assets in offshore Indonesia.

Development activities concerned: (i) the Merakes East project in the operated East Sepinggan block, in the deep offshore eastern Kalimantan; (ii) the Maha project in the operated West Ganal offshore block (Eni’s interest 40%). Development activities were defined; and (iii) upgrading activities of the gas compression facilities in the operated Muara Bakau block.

Exploration activities yielded positive results with the Geng North-1 gas discovery, in the operated North Ganal offshore license (Eni’s interest 50.22%). Management believes this field contains a large volume of hydrocarbons.

Iraq. Activities comprised the execution of an additional development phase of the ERP (Enhanced Redevelopment Plan) at the Zubair field. Main facilities have already been installed. Ongoing development activities include programs to expand water availability to maintain adequate reservoir pressurization in the long term and to increase water treatment and re-injection capacity. The field reserves will be progressively put into production by drilling additional productive wells over the next few years and by means of the collection facilities expansion and the completion of the water reinjection wells.

Turkmenistan. Development activities mainly concerned drilling of infilling wells to maximize hydrocarbons recovery of the Burun field.

United Arab Emirates. In March 2023 Eni signed a Memorandum of Understanding (MoU) with ADNOC for future joint projects in the areas of energy transition, sustainability and decarbonization.

Development activities of the year concerned: (i) the Dalma Gas Development sanctioned project in the offshore Ghasha concession (Eni’s interest 10%) and the Umm Shaif Long-Term Development Phase 1 sanctioned project in the Umm Shaif and Nasr concession (Eni’s interest 10%); (ii) development project of the Hali and Ghasha fields in the Ghasha concession was sanctioned and two contracts for the planned construction of offshore facilities and onshore treatment plant were awarded; and (iii) studies for the development of the recent discoveries (2022) in the Block 2 (Eni operator with a 70% interest) are underway.

Americas

Eni’s operations in Americas are conducted mainly in Mexico, United States and Venezuela. In 2023, Eni’s operations in the Americas area accounted for approximately 9% of its total worldwide production of oil and natural gas.

Mexico. Development activities of the year concerned the last full field development phase of the operated Area 1 license. In particular, activities provide for the construction and installation of two additional platform in the Amoca and Tecoalli fields. In addition, ongoing drilling activities include the completion of planned wells to achieve production ramp-up.

Exploration activities yielded positive results with the Yatzil discovery in the Area 7 license (Eni operator with a 45% interest).

United States. Eni holds: (i) interests in 45 exploration and production blocks in the Gulf of Mexico, of which 15 as operator; and (ii) interests in 27 operated production blocks and interest in 1 non-operated block in Alaska.

In 2023 Eni finalized the divestment of its interests in the Alliance area in Texas.

Venezuela. In 2023, Eni’s production of oil and natural gas averaged 58 KBOE/d and accounted for approximately 4% of Eni’s total production. Eni’s production comes mainly from the Perla gas field. Other petroleum interests held by Eni in the Country comprise the Corocoro field in the Gulf de Paria and the Junín 5 oil field in the Orinoco Oil Belt. These latter interests are immaterial to the Company. The operations in the Country have been negatively affected by a difficult operational environment mainly due to the deteriorated economic and financial outlook of the Country that has been made worse by the U.S. sanctions regime, thus limiting the ability of the Company to collect the revenues from the sale of its equity production at the Perla field. During 2023, the increase in receivables related to natural gas supplies in the period was partially offset by some in kind repayments through the allocation of PDVSA-owned crude oil cargoes which was also made possible due to a substantial improvement in the current sanction framework. However, there is still a great deal of uncertainty about any possible evolution of the US sanctions against Venezuela and Eni’s ability to recover its outstanding receivables.

For further information on this matter, see “Item 3 — Risk factors – Political considerations”.

Capital expenditures

See “Item 5 – Liquidity and capital resources – Capital expenditures by segment”

Disclosure pursuant to Section 13(r) of the Exchange Act

The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) created a new subsection (r) in Section 13 of the Exchange Act which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. In accordance with our general business principles and Code of Ethics, Eni seeks to comply with all applicable international trade laws including applicable sanctions and embargoes. The activities referred to below have been conducted outside the U.S. by non-U.S. Eni subsidiaries. For purposes of the disclosure below, amounts have been converted into U.S. dollars at the average or spot exchange rate, as appropriate. In 2017, Eni recovered certain overdue trade receivables owed by Iranian state-owned companies relating to the cost recovery of past projects in accordance with agreements signed in 2016, while the amounts of cost recovery not covered by such agreements were written down in Eni accounts in the following years. Eni is seeking to recover approximately $30 million of such remaining receivables in compliance with the applicable regulation and once certain administrative compliance procedures in the country are completed, subsequently allowing the de-registration of the local branch.

Global Gas & LNG Portfolio

Competitive trends in the industries where the Company operates

In the Global Gas & LNG Portfolio business, Eni is facing strong competition in the European wholesale markets to sell gas to industrial customers, the thermoelectric sector and retail companies from other gas wholesalers, upstream companies, traders and other players. The results of Eni’s wholesale gas business are affected by global and regional dynamics of gas demand and supplies, as well as by the constraints of its portfolio of long-term, take-or-pay supply, whereby the Company is obligated to offtake minimum annual volumes of gas or in case of failure to pay the corresponding purchase price (see below). Due to the competitive nature of the business, sales margins tend to be small. We believe wholesale margins of gas will be negatively affected by competitive pressures in connection with an oversupplied global natural gas market and rising LNG flows, a structural decline in European consumption due to plant closures or relocations, energy saving measures introduced by the EU during the gas crisis of 2022 and by the expected growth of renewable sources of energy that will replace natural gas in supplying electricity to European markets in the medium term.

The results of the LNG business are mainly influenced by the global balance between demand and supplies, considering the higher level of flexibility of LNG with respect to gas delivered via pipeline.

Global Gas & LNG Portfolio engages in the wholesale activity of supplying and selling natural gas via pipeline and LNG, and the international transport activity. It also comprises gas trading activities targeting to both hedge and stabilize the Group commercial margins and optimize the gas asset portfolio. In 2023, Eni’s worldwide sales of natural gas amounted to 50.51 BCM. Sales in Italy amounted to 24.40 BCM, while sales in European markets were 23.84 BCM that included 2.29 BCM of gas sold to certain importers to Italy.

The business results of operations in 2023 and its strategy are described in “Item 5 – Group results of operations” and “Item 5 – Management’s expectations of operations.”

Supply of natural gas

The supply contracts which were intended to support Eni’s sales plan in Italy and in other European markets, provide take-or-pay clauses whereby the Company has an obligation to lift minimum, preset volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to a minimum contractual quantity. Similar considerations apply to ship-or-pay contractual obligations which arise from contracts with transmission system operators or pipeline owners, which the Company has entered into to secure long-term transport capacity.

In 2023, Eni subsidiaries’ total supply of natural gas was 50.05 BCM, decreased by 10.54 BCM, or 17.4% from 2022. Gas volumes supplied outside Italy (44.34 BCM from consolidated companies), imported in Italy or sold outside Italy, represented approximately 89% of total supplies, decreased by 12.85 BCM, or 23% compared to the previous year, due to lower volumes purchased in Russia (down by 11.04 BCM), in France (down by 1.28 BCM), in Egypt (down by 0.80 BCM), in the UK (down by 0.49 BCM), in Norway (down by 0.26 BCM) and Libya (down by 0.10 BCM), partially offset by higher purchases in Qatar (up by 0.35 BCM), in Netherlands (up by 0.23 BCM), in Algeria (up by 0.20 BMC) and in Indonesia (up by 0.20 BCM). Supplies in Italy (5.71 bcm) reported an increase of 68% from the full year 2022.

In 2023, main gas volumes from equity production derived from: (i) Eni fields located in the British and Norwegian sections of the North Sea (2.1 BCM); (ii) Italian gas fields (1.8 BCM); (iii) Indonesia (0.9 BCM); (iv) Libyan fields (0.6 BCM). Supplied gas volumes from equity production were approximately 5.4 BCM representing around 11% of total volumes available for sale.

The table below sets forth Eni’s purchases of natural gas by source for the periods indicated.

Natural gas supply	2023	2022	2021
	(BCM)
Italy	5.71	3.40	3.59
Outside Italy	44.34	57.19	67.39
Russia	6.16	17.20	30.21
Algeria (including LNG)	12.06	11.86	10.12
Libya	2.52	2.62	3.18
the Netherlands	1.62	1.39	1.41
Norway	6.49	6.75	7.52
the United Kingdom	1.42	1.91	2.65
Indonesia (LNG)	1.56	1.36	1.81
Qatar (LNG)	2.91	2.56	2.30
Other supplies of natural gas	5.89	8.11	2.39
Other supplies of LNG	3.71	3.43	5.80
Total supplies of subsidiaries	50.05	60.59	70.98
Withdrawals from (input to) storage	0.54	0.00	(0.86)
Network losses, measurement differences and other changes	(0.08)	(0.07)	(0.04)
Volumes available for sale of Eni’s subsidiaries	50.51	60.52	70.08
Volumes available for sale of Eni’s affiliates	0.00	0.00	0.37
Total volumes available for sale	50.51	60.52	70.45

Sales of natural gas

Eni is selling gas to wholesale markets in Italy and in a number of European countries. The wholesale market includes sales to large accounts (industrials and thermoelectric utilities) and on European spot markets.

In 2023, natural gas sales amounted to 50.51 BCM (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities), representing a decrease of 10.01 BCM, or 16.5% from the previous year, due to lower sales in Italy, in Europe and outside Europe. Sales in Italy (24.40 BCM) decreased by 6.27 BCM or 20.4% from 2022, mainly due to lower volumes marketed in all business segments, mainly to hub and in the wholesale and industrial sectors. Sales in the European markets amounted to 21.55 BCM, decreased by 13.7% or 3.43 BCM from 2022.

Sales to long-term buyers were 2.29 BCM; down by 5.8% compared to the previous year due to the lower availability of Libyan output.

Sales in the Extra European markets (2.27 BCM) decreased by 0.17 BCM or 7% due to lower LNG sales in the Asian markets.

The tables below set forth Eni’s sales of natural gas by principal market for the periods indicated.

Natural gas sales by entities	2023	2022	2021
	(BCM)
Total sales of subsidiaries	50.51	60.52	69.99
Italy (including own consumption)	24.40	30.67	36.88
Rest of Europe	23.84	27.41	27.69
Outside Europe	2.27	2.44	5.42
Total sales of Eni's affiliates (Eni's share)	0.00	0.00	0.46
Rest of Europe	0.00	0.00	0.32
Outside Europe	0.00	0.00	0.14
Worldwide gas sales	50.51	60.52	70.45

Natural gas sales by market	2023	2022	2021
		(BCM)
ITALY	24.40	30.67	36.88
Wholesalers	10.71	12.22	13.37
Italian gas exchange and spot markets	6.28	9.31	12.13
Industries	1.50	2.89	4.07
Power generation	0.52	0.83	0.94
Own consumption	5.39	5.42	6.37
INTERNATIONAL SALES	26.11	29.85	33.57
Rest of Europe	23.84	27.41	28.01
Importers in Italy	2.29	2.43	2.89
European markets	21.55	24.98	25.12
Iberian Peninsula	2.75	3.93	3.75
Germany/Austria	3.35	3.58	0.69
Benelux	3.75	4.24	3.47
United Kingdom/Northern Europe	1.42	1.92	2.65
Turkey	6.90	7.62	8.50
France	3.31	3.62	5.80
Other	0.07	0.07	0.26
Extra European markets	2.27	2.44	5.56
WORLDWIDE GAS SALES	50.51	60.52	70.45

The LNG business

Eni LNG business can count currently on a portfolio of contracted long-term supplies mainly from: Qatar, Nigeria, Indonesia and Egypt. In the plan period, Eni intends to develop its LNG business leveraging on the integration with the E&P segment and the valorization of the equity gas. Final markets of that gas include Europe and Asia. The business’s profitability will be also driven by enhancing the commercial presence in premium markets and continuing integration with trading activities.

LNG sales	2023	2022	2021
	(BCM)
Europe	7.3	7.0	5.4
Extra European markets	2.3	2.4	5.5

	9.6	9.4	10.9

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

In 2023, the Eni's subsidiaries managing the pipelines from Algeria through Tunisia to Italy have been divested to a newly established joint venture with Snam, where Eni retaing a 50.1% interest. The GreenStream pipeline, jointly-owned with the Libyan National Oil Corporation, started operations in October 2004 for the import of Libyan gas produced at the Eni operated fields of Bahr Essalam and Wafa. It is 516-kilometers long with a transport capacity of 11.5 BCM/y crossing the Mediterranean Sea from Mellitah on the Libyan coast to Gela in Sicily, the point of entry into the Italian natural gas transport system.

The Blue Stream underwater pipeline (water depth greater than 2,150 meters) links the Russian coast to the Turkish coast of the Black Sea. This pipeline is 774-kilometer long on two lines and has transport capacity of 16 BCM/y. It is part of a joint venture to sell gas produced in Russia on the Turkish market.

See "Risks in connection with Russia’s military aggression of Ukraine and the Middle East conflict in the Gaza strip" in the Risk factors section for further information.

Capital expenditures

See “Item 5 – Liquidity and capital resources – Capital expenditures by segment”.

Enilive, Refining and Chemicals

Enilive and Refining

Competitive trends in the industries where the Company operates

Enilive

Enilive is facing strong competition in the marketing of fuels to retail customers due to low product differentiation and customers’ sensitivity to prices at pump. We are making investments to upgrade our service stations and to expand our offer to include biofuels and other energy vectors. Those investments are intended to retain our customers and to improve profitability by leveraging on cross-selling opportunities and the growing customers’ needs of having more products and services bundled with the refuelling.

However, customers’ preferences may change very rapidly, and we are exposed to risks of losing customers and sales volumes in case our competitors adopt more aggressive pricing policies or more effective marketing strategies.

Refining

Eni’s oil refining business is exposed to structural headwinds of the industry due to muted trends in the European demand for fossil fuels, with expectations of long-term decline due to market penetration of electric vehicles and growing supplies of biofuels, refining overcapacity with new additions expected to come online in the next years or to become operational shortly and continued competitive pressure from players in the Middle East, the United States and Far East Asia. Those competitors can leverage on larger plant scale and cost economies, availability of cheaper feedstock and lower energy expenses. Eni’s refining business is incurring expenses for the purchase of allowances in connection with the emission of CO2 in its operations to comply with the requirements of the European ETS, which reduce the competitiveness of Eni’s fuels with respect to other jurisdictions that do not yet impose those charges to refiners.

Enilive is dedicated to the supply of biofeedstock, processing and production of biofuels in Italy (Venice and Gela biorefineries) and in the United States with a 50% interest in the Chalmette biorefinery and biomethane. In addition, Enilive is engaged in the offer of smart mobility solutions, including Enjoy car sharing, and the marketing and distribution of a wide range of products, including biogenic fuels such as HVO (Hydrotreated Vegetable Oil), bio-LPG and biomethane, hydrogen and electricity, as well as other oil products such as fuels, bitumen, and lubricants. The business also deals with wholesale operators, consisting mainly of resellers, industrial companies, service companies, public bodies and municipal companies, condominiums, operators in the agricultural and fishing sectors.

The Refining business is engaged in the processing of crude oil, production, storage and handling of petroleum products in Italy, Germany and the Middle East (through a 20% interest in ADNOC Refining) such as gasoline, diesel fuel, biodiesel, LPG and lubricants.

The business results depend heavily on trends in refining margins, i.e. the spread between the cost of the oil feedstock and the price of the refined products obtained from the crude processing.

In 2023, the Standard Eni Refining Margin reported an average of 10.1 $/barrel vs. 8.5 $/barrel reported in the comparative period. Refining margins increased driven mainly by lower prices of natural gas. However, it is noted that under the current circumstances of narrowing differentials between heavy/sour crudes vs. lighter/sweet grades due to tight supplies of the former, the SERM does not entirely capture the effective refining margin.

The business results of operations in 2023 and its strategy are described in “Item 5 – Group results of operations” and “Item 5 – Management’s expectations of operations”.

Supply

In 2023, a total of 19.08 mmtonnes of crude were purchased (compared with 19.15 mmtonnes in 2022), of which 4.57 mmtonnes by equity crude oil. The breakdown by geographic area was the following: approximately 28% of purchased crude came from Central Asia, 19% from the Middle East, 14% from North Africa, 9% from Italy, 7% from North Sea, 5% from West Africa and 18% from other areas.

Refining

In 2023, Eni refinery capacity (balanced with conversion capacity) was approximately 26.4 mmtonnes (equal to 528 KBBL/d), with a conversion index of 47%. Conversion index is a measure of refinery complexity. The higher the index, the wider the range of crude qualities and feedstock that a refinery is able to process thus enabling refineries to benefit from the cost economies arising from the discount – versus the benchmark – at which certain qualities of crude (particularly the heavy ones) may be supplied. Eni’s 100% owned refineries have a balanced capacity of 18.4 mmtonnes (equal to 368 KBBL/d), with a 45% conversion index. In 2023, Eni’s refineries throughputs in Italy and outside Italy were 18.88 mmtonnes. The average refinery utilization rate, ratio between throughputs and refinery capacity, is 77%.

	Ownership	Balanced refining capacity (Eni's share) (1)	Utilization rate (Eni’s share)	Conversion index (2)
	(%)	(KBBL/d)	(%)	(%)
Wholly-owned refineries		368	73	45
Italy
Sannazzaro	100	180	87	54
Taranto	100	104	66	56
Livorno	100	84	52	11
Partially owned refineries		160	86	51
Italy
Milazzo	50	100	98	60
Germany
Vohburg/Neustadt (Bayernoil)	20	41	63	36
Schwedt	8.33	19	75	34
Total		528	77	47

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

The Sannazzaro refinery has a balanced capacity of 180 KBBL/d and a conversion index of 54%. Located in the Po Valley, in the center of the Northern Italy, Sannazzaro is one of the most efficient refineries in Europe. The high flexibility and conversion capacity of this refinery allows it to process a wide range of feedstock. The main equipments in the refinery are: two primary distillation columns and two associated vacuum units, three desulphurization units, a fluid catalytic cracker (FCC), two hydrocrackers (HdC), two reforming units, a visbreaking conversion unit integrated with a gasification producing a syngas used in a combined cycle power generation.

The Taranto refinery has a balanced capacity of 104 KBBL/d and a conversion index of 56%. Taranto has a strong market position due to the fact that is the only refinery in Southern Continental Italy and is upstream integrated with the Val d’Agri (Eni 61%) and Tempa Rossa fields in Basilicata through a pipeline. The main equipments are a topping-vacuum unit, a residue hydrocracking and a gasoil hydrocracking unit, a platforming unit and two desulphurization units.

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

The Milazzo refinery (Eni 50%) has a balanced capacity of 100 KBBL/d and a conversion index of 60%. Located in Sicily, Milazzo is mainly dedicated to export and to the supply of Italian coastal depots. The main equipments in the refinery are: two primary distillation columns and a vacuum unit, two desulphurization units, a fluid catalytic cracker (FCC), one hydrocracker (HdC), one reforming unit and one LC fining (ebullated bed residue conversion).

Outside Italy

In Germany, Eni owns an interest of 8.33% stake in the Schwedt refinery (PCK) and an interest of 20% in the Vohburg and Neustadt refineries (Bayernoil). Eni’s refining capacity in Germany is 60 KBBL/d to supply Eni’s distribution network in the country.

	Ownership share	Capacity (2023)	Throughput (2023)
	(%)	(mmtonnes/y)	(mmtonnes/y)
Wholly-owned
Venezia	100	0.4	0.2
Gela	100	0.7	0.5
Partially owned refineries
Chalmette	50	0.55	0.2
Total biorefineries		1.65	0.9

Enilive fully owns two biorefineries in Italy, specifically in Venice and Gela.

In Venice biorefinery biofuels production started in June 2014 from the conversion of the existing oil-based refinery. The biorefinery has a processing capacity of 0.4 mmtonnes/y, leveraging the Ecofining™ proprietary technology to transform biofeedstock (both vegetable oil and waste and residues) in hydrotreated bio-fuels. Capacity is expected to be increased to 0.6 million tonnes/year with biojet production (SAF) start in 2025.

Since 2020 Gela biorefinery has been using the EcofiningTM conversion technology, developed by Eni, capable of converting vegetable oils and feedstock consisting of waste and residues, such as used cooking oils and animal fats, into HVO. The specifics of the plant, with a capacity of 0.7 million tons/year, together with a strong supply strategy, allow HVO to be produced in compliance with recent regulatory constraints in terms of reducing GHG emissions throughout the product life cycle. In March 2021, the Biomass Treatment Unit (BTU) was launched to expand the range of raw materials to be treated by the plant, allowing the processing of waste and residues such as animal fats and used cooking oil, replacing palm oil, which has not been used since the end of 2022. In the second half of 2024, the biorefinery will be upgraded to produce biojet (SAF).

In June 2023, Enilive and PBF Energy Inc. (PBF) finalized the 50% interest joint venture in St. Bernard Renewables LLC (SBR), an operational biorefinery co-located with PBF's Chalmette Refinery in Louisiana (USA). The biorefinery started with a processing capacity of approximately 1.1 million tonnes/year of feedstock (waste and residues and vegetable oils) with full pre-treatment capabilities. It mainly produces HVO Diesel using the Ecofining™ process developed by Eni in collaboration with Honeywell UOP.

The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

Availability of refined products	2023	2022	2021
	(mmtonnes)
ITALY
Refinery throughputs
At wholly-owned refineries	13.31	13.25	14.01
Less input on account of third parties	(1.32)	(1.70)	(1.71)
At affiliated refineries	4.89	4.57	4.21
Refinery throughputs on own account	16.88	16.12	16.51
Consumption and losses	(1.17)	(1.11)	(1.11)
Products available for sale	15.71	15.01	15.40
Purchases of refined products and change in inventories	7.03	7.02	7.38
Products transferred to operations outside Italy	(0.43)	(0.40)	(0.67)
Consumption for power generation	(0.31)	(0.31)	(0.31)
Sales of products	22.00	21.32	21.80
Biorefinery throughputs	0.87	0.54	0.67
OUTSIDE ITALY
Refinery throughputs on own account	2.00	2.72	2.27
Consumption and losses	(0.17)	(0.19)	(0.18)
Products available for sale	1.83	2.53	2.09
Purchases of finished products and change in inventories	3.75	3.54	3.41
Products transferred from Italian operations	0.43	0.40	0.67
Sales of products	6.01	6.47	6.17
Refinery throughputs on own account	18.88	18.84	18.78
of which: refinery throughputs of equity crude on own account	4.57	5.02	3.86
Total sales of refined products	28.01	27.79	27.97
Crude oil sales	0.27	0.21	0.60
TOTAL SALES	28.28	28.00	28.57

In 2023, Eni’s refining throughputs on own account in Europe were 18.88 mmtonnes, substantially in line with 2022.

In Italy, the refinery throughputs (16.88 mmtonnes) up by 4.7% from 2022 following higher volumes processed at the Taranto, Milazzo and Sannazzaro refineries following optimization initiatives, partially offset by higher standstills at the Livorno plant.

Outside Italy, Eni’s refining throughputs on own account were 2 mmtonnes, down by approximately 0.72 mmtonnes or 26.5% due to plant unavailability at the Bayernoil refinery. Total throughputs in wholly-owned refineries were 13.31 mmtonnes, substantially in line with the comparative period (13.25 mmtonnes).

The refinery utilization rate, ratio between throughputs and refinery capacity, is 77%.

Approximately 24.4% of processed crude was supplied by Eni’s Exploration & Production segment, representing a reduction from 2022 (26.8%).

In 2023, biorefineries throughput has been 0.87 mmtonnes, an increase of 0.33 mmtonnes compared to 2022 (up by 61%), thanks to higher volumes processed at Gela biorefinery and the Chalmette acquisition; these improvements more than offset lower Venice biorefinery throughput.

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

Eni also owns a network of oil and refined products pipelines extending approximately 1,200 kilometers operating. Eni logistic model is organized in four operative management (Northern depots, Central depots, Southern depots and LPG and Pipeline) operating in handling and storage of the product flows in order to guarantee high safety, asset integrity and technical standards (HSE e asset integrity), as well as cost optimization and constant products availability along the country. Eni is also part of 7 different logistic joint ventures (Sigemi, Seram, Disma, Seapad, Toscopetrol, Porto Petroli Genova and Costiero Gas Livorno), together with other Italian operators, that operate other localized depots and pipelines.

Secondary distribution is outsourced to independent trucks, selected as market leaders.

Marketing

Enilive markets a wide range of refined petroleum products, primarily in Italy, through a widespread operated network of service stations, franchises, and other distribution systems.

The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

Oil products sales in Italy and outside Italy	2023	2022	2021
	(mmtonnes)
Italy
Retail	5.32	5.38	5.12
Wholesale	6.45	6.19	6.02
	11.77	11.57	11.14
Petrochemicals	0.44	0.39	0.52
Other sales	9.79	9.36	10.14
Total	22.00	21.32	21.8
Outside Italy
Retail	2.19	2.12	2.11
Wholesale	2.47	2.96	2.71
	4.66	5.08	4.82
Other sales	1.35	1.39	1.35
Total	6.01	6.47	6.17
TOTAL SALES	28.01	27.79	27.97

In 2023, retail sales of refined products (28.01 mmtonnes) were higher by 0.22 mmtonnes or by 0.8% than 2022 as result of higher volumes marketed abroad partly balanced by lower sales in Italy.

Retail sales in Italy

In 2023, retail sales in Italy were 5.32 mmtonnes, substantially in line with the 2022.

Average gasoline and gasoil throughputs (1,479 kliters) were up by 34 kliters vs. 2022 (1,445 kliters). Eni’s retail market share of 2022 was 21,4%, lower than 2022 (21.7%).

As of December 31, 2023, Enilive’s retail network in Italy consisted of 3,976 service stations, lower by 27 units from December 31, 2022 (4,003 service stations), resulting from the negative balance of acquisitions/releases of lease concessions (23 units), the negative balance of the Company-owned stations (1 units), of the lower motorway concessions (3 units).

Retail sales in the Rest of Europe

Retail sales in the Rest of Europe were 2.19 mmtonnes, an increase by 3.3% from 2022 as a result of higher volumes sold mainly in Germany and Switzerland, partly balanced by the decrease of the volumes in France.

At December 31, 2023, Eni’s retail network in the Rest of Europe consisted of 1,291 units, increasing by 51 unit from December 31, 2022, mainly thanks to the openings in Germany, Spain and France, balanced by the reductions in Austria and Switzerland. Average throughput (2,166 kliters) increased by 138 kliters compared to 2022 (2,027 kliters).

Other businesses

Wholesale

Enilive is strongly present in wholesale market in Italy, including sales of diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels as well as sales of fuel oil. Major customers are resellers, agricultural users, manufacturing industries, public utilities and transports, as well as final users (transporters, condominiums, farmers, fishers, etc.). Enilive provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Customer care and product distribution are supported by a widespread commercial and logistical organization presence throughout Italy and is articulated in local marketing offices and a network of agents and concessionaires.

In 2023, sales volumes on wholesale markets in Italy (6.45 mmtonnes) increased by 4.2% from 2022, mainly due to higher sales of jet fuel which offset the reduction registered in the other segments.

Wholesale sales in the Rest of Europe were 1.94 mmtonnes, down by 20.5% from 2022 mainly in Germany, Spain and Austria.

Supplies of feedstock to the petrochemical industry (0.44 mmtonnes) increased by 12.8%. Other sales in Italy and outside Italy (11.14 mmtonnes) increased by 0.39 mmtonnes or up by 3.6%, mainly due to higher volumes sold to other oil companies.

LPG

The marketing of LPG in Italy is supported by the refining production and a logistic network made up of two bottling plants, one owned storage site and coastal storage sites located in Livorno, Naples and Ravenna.

LPG is used as heating and automotive fuel. In 2023, Eni share of LPG market in Italy was 15%.

Outside Italy, the main market of Eni is Ecuador, with a market share of 36.5%.

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

In 2023, Eni’s share of lubricants market in Italy was 15.3%, in Europe below 2% and on a worldwide base below 1%. Eni operates in more than 80 countries by subsidiaries, licensees and distributors.

Oxygenates

Eni’s, through its subsidiary Ecofuel (100% Eni’s share), sells approximately 0.98 mmtonnes/y of oxygenates, mainly ethers (approximately 3% of world demand, used as a gasoline octane booster) and methanol (mainly for petrochemical use). About 79% of oxygenates are produced in Eni’s plants in Italy (Ravenna), Saudi Arabia (in joint venture with Sabic) and Venezuela (in joint venture with Pequiven) and the remaining 21% is purchased.

Chemicals

Competitive trends in the industries where the Company operates

Eni’s chemical business is exposed to strong competition from well-established international players and state-owned petrochemical companies, considering the commoditized nature of most of the market segments where Eni’s chemicals business operates (such as the production of basic petrochemical products), which demand is a function of macroeconomic growth. Many of these competitors based in the Far East and the Middle East have been able to benefit from cost economies due to larger plant scale, wide geographic moat, availability of cheap feedstock, lower energy prices and proximity to end-markets. Petrochemical producers based in the United States have regained market share, as their cost structure has become competitive due to the availability of cheap feedstock deriving from the production of domestic shale gas from which ethane is derived, which is a cheaper raw material to produce ethylene than the oil-based feedstock utilized by Eni’s petrochemical subsidiaries. Finally, the running of petrochemicals operations in Europe is less competitive than other geographies due to relatively higher energy costs and environmental liabilities, as well as a growing consumers’ preference towards replacing single-use plastics with more sustainable packaging. The weak fundamentals of Eni’s mostly commoditized segments make them more sensitive to the cyclical nature of the industry and overcapacity. In 2023, the Eni’s chemicals business recorded significant operating losses due to the above-mentioned trends that have been compounded by a slowdown in demands for basic commodities. Management believes the profitability prospects of the chemicals business to remain weak in the foreseeable future and therefore the carrying amounts of the Company’s chemicals plants were marked down to account for lower recoverable values with an impairment loss of about €0.4 billion.

Eni operates in the businesses of olefins and aromatics, basic and intermediate products, polystyrene, elastomers and polyethylene. Its major production hubs are located in Italy and Western Europe. Eni is also engaged in the development of chemicals from renewable sources and recycled materials.

The business results of operations in 2023 and its strategy are described in “Item 5 – Group results of operations” and “Item 5 – Management’s expectations of operations”.

In 2023, sales of chemical products amounted to 3,117 ktonnes and decreased significantly from 2022 (down by 635 ktonnes, or 16.9%). In particular, the main reductions were recorded in olefins (down by 26.3%), derivatives (down by 19.4%), aromatics (down by 17.9%) and styrenic (down by 12.0%). In the moulding & compounding business, sales amounted to 67 ktons, down by 11.8% from the comparative period. Those reductions where due to a downturn in global demand for petrochemical commodities and rising competitive pressures.

Average sale prices of the intermediates business decreased by 17.4% from 2022, with olefins and aromatics down by 19.2% and 15.4%, respectively. The polymers reported a decrease of 25.9% from 2022.

Chemical production of 5,663 ktonnes decreased from 2022 (down by 1,193 ktonnes vs. 2022) due to lower production of intermediates business (down by 1,020 ktonnes), in particular aromatics and derivatives. The main reductions were registered at Mantua site (down by 220 ktonnes), Dunkerque (down by 185 ktonnes) and Priolo (down by 162 ktonnes). Those reductions where in response to lower sales volumes.

Plants nominal capacity decreased from the 2022. The average plant utilization rate, calculated on nominal capacity, was 51.4% (59.0% in 2022).

The table below sets forth Eni’s main chemical products availability for the periods indicated.

	Year ended December 31,
	2023	2022	2021
	(ktonnes)
Intermediates	3,877	4,897	6,284
Polymers	1,658	1,873	2,184
Biochem	57	5	8
Moulding & Compounding	71	81	20
Total production	5,663	6,856	8,496
Consumption losses	(3,247)	(3,923)	(4,590)
Purchases and change in inventories	701	819	565
Chemical products availability	3,117	3,752	4,471

The table below sets forth Eni’s main petrochemical products revenues for the periods indicated.

	Year ended December 31,
	2023	2022	2021
	(€ million)
Intermediates	1,497	2,368	2,166
Polymers	2,152	3,203	3,114
Biochem	83	25	60
Moulding & compounding	276	327	70
Oilfield chemicals	97	83	65
Other revenues	131	209	115
Total revenues	4,236	6,215	5,590

Intermediates

Intermediates revenues (€1,497 million) decreased by €871 million from 2022 (down by 36.8%), following also the decrease reported in sales volumes (1,651 ktonnes, down by 23.5% vs. 2022). The main reductions were registered in olefins (down by 26.3%) and in aromatics (down by 17.9%). Average prices decreased by 17.4%, in particular olefins (down by 19.2%), aromatics (down by 15.4%) and derivatives (down by 14.1%). Intermediates production (3,877 ktonnes) registered a decrease of 20.8% from 2022. Decreases were also registered in olefins (down by 20.1%), in the aromatics (down by 23.0%) and in derivatives (down by 21.6%).

Polymers

Polymers revenues (€2,152 million) decreased by €1,051 million or 32.8% from 2022 due to lower sales volumes (down by 144 ktonnes) and the decrease of the average unit prices (down 25.9%).

The sold volumes of polyethylene business reported a decrease (down by 6.7%) due to lower sales of EVA (down by 18.1%), LDPE (down by 10.6%), and HDPE (down by 1.3%), in particular in the elastomers (down by 13.9%) and styrenics (down by 12%). In addition, average sale prices decreased by 30.5%.

In the elastomers business, were registered lower sales of BR (down by 23.4%), NBR rubbers (down by 16.8%) and SBR (down by 6.1%). Average unit prices decreased by 18.9%.

The decrease in sales volumes of styrenic was due to lower demand, which negatively affected GPPS sales (down by 15.7%) and HIPS sales (down by 15.1%).

Polymers productions (1,658 ktonnes) decreased by 11.5% from the 2022 due to the lower productions of polyethylene (down by 4.6%), elastomers (down by 16.2%) and styrenics (down by 16.0%).

Oilfield chemicals, Biochem e Moulding & Compounding

Oilfiled chemicals revenues increased by 16.9% (up by €14 million compared to 2022) as a result of the increased unit price (up by 14.6%).

Biochem business revenues (€83 million) increased by €58 million from 2022, mainly thanks to the inclusion of Novamont Group in the consolidation area starting from October 1, 2023.

Moulding & Compounding business revenues decreased by €51 million from 2022 (down by 15.6%) due to lower sales volumes (down by 12.3%).

Capital expenditures

See “Item 5 – Liquidity and capital resources – Capital expenditures by segment”.

Plenitude & Power

Competitive trends in the industries where the Company operates

Plenitude engages in the supply of gas and electricity to customers in the retail markets mainly in Italy, France, Spain, and other countries in Europe. Those markets have been almost fully liberalized. Customers include households, large residential accounts (hospitals, schools, public administration buildings, offices) and small and medium-sized businesses. The retail market is characterized by strong competition among selling companies which mainly compete in terms of pricing and the ability to bundle valuable services with the supply of the energy commodity. Due to the commoditized nature of the business, the ability of residential customers to switch smoothly from one supplier to another and a low level of customer loyalty, management expects competition to significantly affect the business going forward.

Eni also engages in the business of producing gas-fired electricity that is largely sold in the wholesale market and in providing the service of peak-load capacity to the Italian grid. The business is exposed to competition from large players and other electricity producers, like renewables.

Plenitude & Power engages in the activities of retail sales of gas, electricity and related services, in the production and wholesale sales of electricity from thermoelectric and renewable plants, as well as in e-mobility services. It also includes trading activities of CO2 emission certificates and forward sale of electricity with a view to hedging/optimising the margins of the electricity.

The business results of operations in 2023 and its strategy are described in “Item 5 – Group results of operations” and “Item 5 – Management’s expectations of operations.”

Plenitude

Overall Eni supplies 10.1 million retail clients (gas and electricity) in Italy and Europe. In particular, clients located all over Italy are 8.2 million.

Gas demand

Eni operates in a liberalized market where energy customers are allowed to choose the gas supplier and, according to their specific needs, to evaluate the quality of services and offers.

Retail and business gas and power sales

Gas sales by market		2023	2022	2021
ITALY	(bcm)	4.11	4.65	5.14
Retail		2.91	3.34	3.88
Business		1.20	1.31	1.26
INTERNATIONAL SALES		1.95	2.19	2.71
European markets:
France		1.54	1.69	2.17
Greece		0.26	0.33	0.39
Other		0.15	0.17	0.15
RETAIL AND BUSINESS GAS SALES		6.06	6.84	7.85

In 2023, retail and business gas sales, in Italy and in European markets, amounted to 6.06 BCM, down by 0.78 BCM or 11.4% from 2022. Sales in Italy amounted to 4.11 BCM, a decrease of 11.6% (down by 0.54 BCM) compared to 2022, as a result of lower sales to the residential segment.

Sales in the European market were 1.95 BCM, decreasing by 11% (down by 0.24 BCM) compared to 2022. Lower volumes were marketed in France and Greece.

In Europe, Plenitude operates through the subsidiaries Eni Gas&Power France SA (99.999% Plenitude interest) in France, Gas Supply Company of Thessaloniki (100% Plenitude interest) in Greece, Adriaplin doo (51% Plenitude interest) in Slovenia and Eni Plenitude Iberia SLU (100% Plenitude interest) in Spain and Portugal.

In 2023, retail and business power sales to end customers, managed by Plenitude and its subsidiaries companies in France, Greece and Iberian Peninsula, amounted to 17.98 TWh, a decrease by 4.2% from the full year 2022, due to the negative impact of climatic conditions and lower consumption abroad, partly offset by the increase in sales in Italy.

Renewables

Eni is engaged in the renewable energy business (solar and wind) aiming at developing, constructing and managing renewable energy producing plants.

Eni’s targets in this business will be reached by leveraging on an organic development of a diversified and balanced portfolio of assets, integrated with selective asset acquisitions, as well as projects and national and international strategic partnership.

		2023	2022	2021

Energy production sold from renewable sources	(TWh)	3.98	2.55	0.99
of which: photovoltaic (a)		1.74	1.13	0.40
wind		2.24	1.42	0.59
of which: Italy		1.53	0.82	0.40
outside Italy		2.45	1.73	0.59
(a) It includes biogas generation.

Energy production from renewable sources amounted to 3.98 TWh in 2023 (of which 1.74 TWh photovoltaic and 2.24 TWh wind) up by 1.43 TWh, or 56% compared to 2022.

The increase in production compared to the previous year benefitted from the entry in exercise of new capacity, mainly for the contribution of acquisition of assets in operation in Italy, Spain and the United States as well as for the organic developments of projects in Italy, United States and Kazakhstan.

TOTAL INSTALLED CAPACITY FROM RENEWABLES AT PERIOD END (ENI'S SHARE)	(gigawatt)	2023	2022	2021
		3.0	2.2	1.1
of which: - photovoltaic (including installed storage capacity)		64%	54%	49%
- wind		36%	46%	51%

	(gigawatt)	2023	2022	2021
Italy		1.0	0.8	0.5
Outside Italy		2.0	1.4	0.7
United States		1.3	0.8	0.3
Spain		0.4	0.3	0.1
Other (Australia, France, Kazakhstan, UK)		0.3	0.3	0.3
TOTAL INSTALLED CAPACITY (INCLUDING INSTALLED STORAGE CAPACITY) *		3.0	2.2	1.1

* Installed storage capacity amounted to 21 MW, 7 MW and 7 MW in the 2023, 2022 and 2021, respectively.

At the end of 2023, the total installed capacity for the generation of energy from renewable sources amounted to 3 GW (in Eni share and including the storage power), up by 0.8 GW vs 2022 mainly due to the acquisitions in Spain (Bonete) and in the United States (Kellam plants as well as the acquisition of further 3 photovoltaic plants with a total capacity of approximately 0.4 GW, defined at the end of 2023) and the organic development of projects in Italy, Spain and Kazakhstan.

E-mobility

In a context of the mobility market that includes a constant increase in the number of electric vehicles in circulation in Italy and in Europe, Plenitude, disposes one of the largest and most widespread networks of public charging infrastructure for electric vehicles.

As of December 31, 2023, there are 18,990 charging points distributed throughout Europe, in particular in Italy.

Power

As part of its marketing activities in Italy, Eni engages in selling electricity on the Italian market principally on the open market. Supplies of electricity include both own production volumes through gas-fired, combined-cycle facilities and purchases on the open market.

Power sales in the open market

In 2023, power sales in the open market were 19.88 TWh, representing a decrease of 11.1% compared to 2022 due to lower volumes marketed to power exchange.

Power availability	2023	2022	2021
	(TWh)
Power generation sold	20.66	21.37	22.31
Trading of electricity (a)	6.64	9.49	11.62
	27.30	30.86	33.93
Power sales in the open market	19.88	22.37	28.54
Power sales to Plenitude	7.42	8.49	5.39

(a) Include positive and negative imbalances (differences between power introduced in the grid and the one planned).

Power generation

Enipower’s power generation sites are located in Brindisi, Ferrera Erbognone, Ravenna, Mantova, Ferrara and Bolgiano. As of December 31, 2023, installed operational capacity of Enipower’s power plants was 2.2 GW. In 2023, thermoelectric power generation was 20.66 TWh, down by 0.71 TWh compared to 2022. Electricity trading (6.64 TWh) reported a decrease of 30% from 2022, due to the optimization of inflows and outflows of power.

Site	Total installed capacity in 2023 (Eni's share)(a)	Technology	Fuel
	(MW)
Brindisi	647	CCGT	gas
Ferrera Erbognone	536	CCGT	gas/syngas
Mantova	375	CCGT	gas
Ravenna	433	CCGT/Peaker	gas
Ferrara	204	CCGT	gas
Bolgiano	33	Power station	gas
Photovoltaic plants (b)	0.1	Photovoltaic	Photovoltaic
	2,228

(a) Installed operational capacity
(b) Managed by EniPower Mantova

Power generation		2023	2022	2021
Purchases
Natural gas	(mmCM)	4,144	4,218	4,670
Other fuels	(ktoe)	156	175	93
- of which steam cracking		85	86	68
Production
Electricity	(TWh)	20.66	21.37	22.31
Steam	(ktonnes)	6,981	6,900	7,362
Installed generation capacity (*)	(GW)	2.2	2.3	4.5

(*) Eni's share.

Capital expenditures

See “Item 5 – Liquidity and capital resources – Capital expenditures by segment”.

Corporate and Other activities

These activities include the following businesses:

●	the “Other activities” segment comprises results of operations of Eni’s subsidiary Eni Rewind (former Syndial SpA) which runs reclamation and decommissioning activities pertaining to certain businesses which Eni exited, divested or shut down in past years; and
●	the “Corporate and financial companies” segment comprises results of operations of Eni’s headquarters and certain Eni subsidiaries engaged in treasury, finance and other general and business support services. Eni’s headquarters is a department of the parent company Eni SpA and performs Group strategic planning, human resources management, finance, administration, information technology, legal affairs, international affairs and corporate research and development functions. From the fourth quarter of 2023, the results of CCUS and Agribusiness, under development, have been included in the “Corporate and other activities” reporting segment, previously they were reported as part of the Exploration & Production segment results. Comparative reporting periods have been restated accordingly; however the overall impact was immaterial. Through Eni’s subsidiaries Eni Finance International SA, Banque Eni SA, Eni International BV, Eni Finance USA Inc and Eni Insurance DAC, Eni carries out cash management activities, administrative services to its foreign subsidiaries, lending, factoring, leasing, financing Eni’s projects around the world and insurance activities, principally on an intercompany basis. Eni Servizi, Eni Corporate University, AGI and other minor subsidiaries are engaged in providing Group companies with diversified services (mainly services including training, business support, real estate and general purposes services to Group companies). Management does not consider Eni’s activities in these areas to be material to its overall operations.

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

Research and development

Eni’s Research and Technological Innovation is a key element to make effective and efficient access to new energy resources, improve the use of existing ones and at the same time reduce the impact on the environment. The objectives are, therefore, declined on the following strategic directives:

●	process decarbonization: with the aim of reducing, capturing, transforming or storing CO2, increasing energy efficiency, reducing emissions and promoting energy vectors with a low carbon footprint;
●	circular and bio-products: with the aim of reducing, recycling and reusing products and by-products, transforming waste into value-added products for biorefinery, sustainable mobility and biochemicals;

●	renewables and new energies: with the aim of supporting the development of renewable energies and energy storage solutions, and to develop breakthrough energy technologies such as magnetic confinement fusion;
●	operational excellence: with the aim of developing technologies that ensure the highest level of efficiency and safety, the lowest environmental impact, while reducing costs and time to market of our activities.

A key point of Eni’s research and innovation is the integrated and transversal approach being a lever to create value, with the aim of minimizing the time to market that from research leads to the development of technologies and their implementation on an industrial scale.

In 2023, Eni filed 28 patent applications (23 in 2022).

In 2023, Eni’s overall expenditure in R&D amounted to €166 million which were almost entirely expensed as incurred (€164 million in 2022). In 2023, about 80% of total R&D expenditures were dedicated to the decarbonization, renewable energies and circular economy.

Research and Development in Eni is characterized by three main factors: in-house expertise, Open Innovation model and development of the entire technology chain. About 1,000 researchers are engaged in research activities, with expertise ranging from upstream to downstream, from renewables to the environment. This knowledge base is complemented by a network of 70 national and international universities and research centers and becomes even more effective with an opening to the market and to startups, both in Italy and abroad, through Joule (startup accelerator) and Eni Next (Corporate Venture Capital).

Eni’s approach in research and development is aimed at enhancing the entire technology value chain: thorough identification of a portfolio of technology solutions to be provided to the business, to meet the challenges of an evolving world with important decarbonization goals, and the definition of an approach to accelerating the industrial deployment of technologies, also through financial instruments or specific vehicles, such as the setup of Eniverse, Eni corporate venture building company.

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

Finally, scientific research and digitization will make it possible to do even more: smart digital solutions to be applied in all areas can, on their own, contribute substantially to reducing CO2 emissions by 2030. In fact, the ongoing digitalization process has the potential to accelerate the energy transition process, generating important benefits in terms of efficiency and environmental impact. Numerous projects have been launched at Eni: for example, for each physical asset a “digital twin” will be created through which it will be possible to predict and control operations in advance; with the widespread application of sensors and the use of advanced algorithms, Eni expects to be able to improve the performance and reduce the emissions of its activities.

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

The Group balance sheet has accrued the expenses for environmental liabilities in place at the closing date, which will likely require a disbursement on part of the Company in future reporting periods and for which a reliable estimate can be made.

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

International and European Union Environmental Laws Framework

At global level, the most important policy framework to strengthen the global response to the threat of climate change is the Paris Agreement, an international treaty, entered into force on November 4, 2016. Although the Paris Agreement does not apply directly to Eni, it includes commitments from all countries to reduce their emissions and work together to adapt to the impacts of climate change, and calls on countries to strengthen their commitments over time.

In this context, during the last UN Climate Change Conference of Parties (COP 28), taken place in Dubai, the Parties agreed to “transitioning away from fossil fuels in energy systems, in a just, orderly and equitable manner, accelerating action in this critical decade, so as to achieve net zero by 2050 in keeping with the science”. In case this goal is effectively pursued by the Parties through policies and regulations, than the hydrocarbons demand could structural decrease in the medium to long term time, coupled with a potential increase of operational expenses for the O&G sector. On the other side, the final decision of COP28 highlights also some important levers for the decarbonization of the energy system that could represent a new business opportunity for Eni, such as renewables, Carbon Capture and Storage, low carbon hydrogen, transitional fuels, nuclear energy.

Alongside the COP28, several initiatives have been launched or strengthened. Among them, Eni supported (i) the Global Flaring and Methane Reduction (GFMR) Partnership, a new multi-donor trust fund focused on helping developing countries cut carbon dioxide and methane emissions generated by the oil and gas industry and (ii) the Oil and Gas Decarbonization Charter (OGDC), where Signatories have committed to net-zero operations by 2050 at the latest, and ending routine flaring by 2030, and near-zero upstream methane emissions.

Regarding the European Union (EU), during 2023, almost all new or emended directives and regulations, proposed in the "Fit for 55" package (July 2021) entered into force, among which the most impactful are: (i) 42.5% renewable share in the overall energy consumption by 2030; (ii) 40% GHG reduction for non-ETS sectors by 2030 vs 2005 and 62% GHG reduction for ETS sectors by 2030 vs 2005; (iii) 11.7% reduction in energy consumption by 2030, compared to the 2020 reference scenario at EU level.

Within the revised Renewable Energy Directive (RED III), the EU institutions established also a new binding and challenge target for transport sector set at 29% renewable share in the final energy consumption of the transport sector by 2030 or alternatively a 14,5% reduction in GHG intensity compared to a fossil fuel baseline. The new Directive also requires Member States to increase the consumption of advanced biofuels and of Renewable Fuels of Non-Biological Origin (RFNBO) to 5.5% in 2030, of which at least 1% from RFNBO. In a separate regulation, the EU regulator also introduced a minimum blending mandate for Sustainable Aviation Fuels and a limit to the carbon intensity of the energy used on board ships, to support the uptake of sustainable maritime fuels. These mandates coupled with adequate incentives could increase the demand of sustainable biofuels that Eni is already committed to supply to the market.

Regarding the ETS directive, main changes that will impact Eni are the (i) scope extension to the building, road transport and shipping sectors, (ii) downward revision of the cap (iii) potentially fewer free allowances allocation due to a revision of the emissions benchmark. EU also adopted the new Carbon Border Adjustment Measure (CBAM) aimed at ensuring a level playing field between EU and non-EU installations, thus securing the EU industrial competitiveness, in the following sectors cement, electricity, fertilisers, iron and steel, aluminum and hydrogen. However, for the time being, Eni operations are only marginally covered by the CBAM.

In the energy efficiency field, the new directive introduces a series of measures and embraces the “energy efficiency first” principle. The main features and changes from the previous directive includes:

●	increasing annual energy savings from 0.8% (at present) to 1.3% (2024-2025), then 1.5% (2026-2027) and 1.9% from 2028;
●	introducing an annual energy consumption reduction target of 1.9% for the public sector;
●	extending the annual 3% buildings renovation obligation to all the levels of public administration;
●	introducing a different approach, based on energy consumption, for business to have an energy management system or to carry out an energy audits;
●	bringing in a new obligation to monitor the energy performance of data centres, with an EU-level database collecting and publishing data.
●	promoting local heating & cooling plans in larger municipalities. Progressively increasing the efficient energy consumption in heat or cold supply, also in district heating.

In 2022, the efforts of the European Commission legislators focused on several proposals to support enhanced non-financial disclosure obligations for financial market participants, financial advisors and large corporations.

On 23 February 2022, the European Commission published its proposal for a Directive on Corporate Sustainability Due Diligence. The future Directive and its national transposition rules should apply to large (more than 250 employees) and very large companies (more than 500 employees) and require the creation of a system to monitor, prevent and mitigate the negative impacts on the environment, working conditions and individual rights and freedoms of both the company's activity and the upstream and downstream value chain (suppliers, distributors, retailers, etc.).

A provisional agreement between the EU institutions was reached at the end of December 2023 which needs to be formally approved and adopted by both institutions.

The Corporate Sustainability Reporting Directive (CSRD) is another key initiative of the Green Deal for Europe and is part of a broader regulatory framework with non-financial disclosure requirements. On 5 January 2023, Directive 2022/2464/EU came into force, updating the EU rules on corporate sustainability disclosures by broadening the scope and introducing detailed reporting requirements, also with a view to combating greenwashing. The CSRD amends Directive 2013/34/EU on non-financial business information by introducing ad hoc provisions on corporate sustainability reporting.

Air quality remains at the center of the European environmental policies and strategies. In 2019 the European Commission has completed a fitness check of the two EU Ambient Air Quality (AAQ) Directives (Directives 2008/50/EC and 2004/107/EC). In October 2022 the European Commission has proposed stronger rules on ambient air quality, setting an ‘interim’ 2030 EU air quality standards, aligned more closely with 2021 World Health Organization guidelines, while putting the EU on a trajectory to achieve zero pollution for air at the latest by 2050, in synergy with climate-neutrality efforts. In particular, the key proposed change is a tighter annual limit value for fine particulate matter (PM2.5) of 10 µg/m3, effective from 2030, down from the current limit of 25 µg/m3. In November 2023, the Council adopted its negotiating mandate for talks with the European Parliament to shape the final text of the legislation.

The Industrial Emission Directive (IED) 2010/75/EU is fundamental for European industries, it provides the framework for granting permits for about 50,000 industrial installations across the EU. It lays down rules on the integrated prevention and control of air, water and soil pollution arising from industrial activities. As part of the IED framework, additional emission limit values are defined by the sector specific and cross sector Best Available Technology (BAT) Conclusions. As foreseen in the European Green Deal roadmap, the European Commission got int the heart of the review of the IED (Industrial Emission Directive) . On 5 April 2022, the EU Commission presented a proposal for a directive revising, updating, and modernising Directive 2010/75/EU.  The text published in the EU Official Journal proposes a revision of the measures to tackle pollution from large industrial installations in order to offer better environmental and human health protection.  At the same pace the European Commission is revising the European Pollutant Release and Transfer Register (E- PRTR) Regulation to improve environmental data reporting. In November 2023, the Council and the European Parliament successfully concluded negotiatons with a provisional political agreement. The deal is pending formal adoption by both istitutions.

In particular, the main areas of improvement include: expansion of sectoral coverage and new pollutants of concern, better coherence with related environmental legislation and collecting information that helps contribute to the circular economy and decarbonisation and enhancing the quality, ease and speed of public access to information.

On 12 May 2021, the European Commission adopted the EU Action Plan: "Towards a Zero Pollution for Air, Water and Soil" (and annexes) - a key deliverable of the European Green Deal whose objectives are “The zero pollution vision for 2050 is for air, water and soil pollution to be reduced to levels no longer considered harmful to health and natural ecosystems, that respect the boundaries with which our planet can cope, thereby creating a toxic-free environment”. In July 2021 the conclusion of the EU consultation on the revision of the Wastewater Directive was published. The 25th October 2022, the European Commission published the proposal for the new Urban Wastewater Treatment Directive (UWWTD). The proposal focuses on the quality of rivers, lakes, groundwaters and seas through cost-effective wastewater treatment. It includes essential points, such as the energy-water nexus, nutrients recovery and new requirements for microplastics and other micropollutants in line with the Circular Economy Action Plan. The sector is supposed to become energy-neutral by 2040. Moreover, the proposal also aims for new standards and limit values, an extended producer responsibility, better and digitalized monitoring and tracking of pollution, and a cooperation between health and wastewater competent authorities.

The European Commission decided to revise the Waste Framework Directive, in order to reduce waste generation, improve waste collection and optimize recycling, increase the collected amount of waste oil and ensure its treatment according to the EU waste hierarchy; a call for ideas took place between 25th January 2022 and 22nd February 2022 and a legislative proposal was presented on 5th July 2023, including measures aimed to tackle food and textile waste.

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

The Council adopted its general approach on 24 May 2023. Interinstitutional negotiations concluded on 17 November 2023 with a provisional agreement. The agreed text, endorsed by Member State representatives on 6 December 2023 and by the ENVI committee on 11 January 2024, now awaits formal adoption by Parliament and the Council. The vote of the EP is expected by 1Q2024. According to the agreement, export of plastic waste from the EU to non-OECD countries will be prohibited; only if strict environmental conditions are met, individual countries may receive such waste five years after the entry into force of the new rules. Other waste suitable for recycling will be exported from the EU to non-OECD countries only when they ensure that they can deal with it in a sustainable manner, by the mean of independent audits. At the same time, it will be easier to ship waste for recycling within the EU thanks to digitalised procedures. The new regulation should also support the development of waste market to boost circular economy and increase the security of supply of raw materials, and tackling waste trafficking, by a stronger cooperation between EU Member States and more deterrent sanctions, and with the direct involvement of the EU Anti-Fraud Office in the investigations by Member States these issues.

In March 2020 the European Commission adopted a new Circular Economy Action Plan (CEAP), one of the main building blocks of the European Green Deal. With measures along the entire life cycle of products, the new Action Plan aims to make our economy fit for a green future, strengthen our competitiveness while protecting the environment and give new rights to consumers.

As part of the European Green Deal and the new circular economy action plan, the European Commission put forward a revision of the PPWD in November 2022. The initiative's objective is to ensure that all packaging is reusable or recyclable in an economically feasible way by 2030. The aim is to reinforce the essential requirements for packaging to ensure its reuse and recycling, boost the uptake of recycled content, and improve the requirements' enforceability. Measures are also envisaged to tackle over-packaging and reduce packaging waste. On 18th December 2023 the European Council adopted its negotiating position, aiming at a balance between keeping the proposal's ambition to reduce and prevent the generation of packaging waste, and allowing member states sufficient flexibility.

Some governments have already introduced carbon pricing schemes. Eni’s operating and compliance expenses could increase in the short-to-medium term in case of widespread adoption of carbon tax mechanisms. Currently, about half of the direct GHG emissions coming from Eni’s operated assets are included in national or supranational Carbon Pricing Mechanisms, such as the European Emission Trading Scheme (ETS), which provides an obligation to purchase, on the open market, emission allowances in case GHG emissions exceed a pre-set amount of emission allowances allotted for free. In 2023 to comply with this carbon emissions scheme, Eni purchased on the open market allowances corresponding to 11.5 million tons of CO2 emissions incurring expenses of around €950 million (16.73 million tons in 2022 for a total expense of €950 million). Due to the likelihood of new regulations in this area and expectations of a reduction in free allowances under the European ETS and the likely adoption of similar schemes in other jurisdictions, Eni could incur increased investments and significantly higher operating expenses in case the Company is unable to reduce the carbon footprint of its operations.

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

With Law 215 of 17 December 2021, important innovations were introduced into Legislative Decree 81/08. These changes bring a much-needed initial novelty and update to a number of prevention and control issues in the workplace, such as:

●	Regional coordination committees;
●	Joint organisms;
●	Role of the “Preposto”;
●	National prevention information system;
●	Vigilance;
●	Suspension of activities;
●	Training.

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

The European Regulations are constantly evolving which materialize with the publication of adjustments and delegated regulations on specific topics; those that have had the greatest impact on Eni and the companies that produce and market products in recent years are:

- Regulation (EU) 2020/878 published on 26 June 2020, amending Annex II of REACH relating to the "Requirements for completing safety data sheets (SDS)" for substances and mixtures, in force since 16 July 2020, applicable from 1 January 2021.

This represents a challenging moment for the company that manages a large number of SDSs, as starting from 1 January 2023 all SDSs will necessarily have to be drawn up in accordance with this Regulation.

- Regulation (EU) 2017/542 of 22 March 2017 which amends Regulation (EC) no. 1272/2008 (CLP) of the European Parliament and of the Council on classification, labeling and packaging of substances and mixtures of the European Parliament and of the Council on classification, labeling and packaging of substances and mixtures through the addition of an annex on harmonized information on emergency health response and its subsequent amendments. In fact, starting from January 2021, in Italy, new dangerous preparations for consumer and professional use must be notified on the ECHA portal through the PCN (Poison Centers Notification). While previously, information on the dangerous mixture had to be sent to the ISS by 30 days from the date of placing on the market, now the submission of information has to be done to ECHA before the mixture is placed on the market.

- Delegated Regulation 2023/707 amending CLP Regulation, in force fron 20 April 2023, which sets out new hazard classes and criteria for the classification, labelling and packaging of substances and mixtures.

- Update of Annex VII of REACH Regulation (5 update in 2023)

- Evolution on PFAS (Per- and polyfluoroalkyl substances) regulation and restrictions that involved about 10000 substances. ECHA’s scientific committees will now start evaluating the proposal in terms of the risks to people and the environment, and the impacts on society.

It applies to all chemical substances and mixtures placed on the EU market under REACH. It also applies to active substances in biocidal products and plant protection products, which are normally prioritised for harmonised classification in the EU.

Compliance with REACH requirements and the involvement of all stakeholders in the Company are coordinated and supervised by the HSEQ/Product Safety function.

Since 2022 Eni has been actively involved in the public consultation of the REACH Regulation and the CLP Regulation and recently Ecodesign for Sustainable Products (ESPR) Regulation  for an analysis of the resulting impacts.

Legislative Decree 101/20 has adopted Directive No. 2013/59/EU establishing safety standards in order to protect people from the risks deriving from ionizing radiation. The Decree regulates the protection of people subject to exposure to ionizing radiation from artificial and natural radioactive sources.

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

HSE activity for the year 2023

Eni is committed to continuously improving its model for managing health, safety and environment issues across all its businesses in order to minimize risks associated with its own industrial activities, ensure reliability of its industrial operations and comply with all applicable rules and regulations.

In 2023, Eni’s business units continued to obtain certifications of their management systems, industrial installations and operating units according to the most stringent international standards. The total number of certifications achieved was 333, of which:

●	98 certifications according to the ISO 14001 standard;
●	10 registrations according to the EMAS regulation;
●	26 certifications according to the ISO 50001 standard (certification for an energy management system);
●	106 according to the new ISO 45001 standard;
●	41 according to the ISO 9001 standard (certification of the quality management system).

In 2023 the percentage of Eni industrial installations and operating units with a significant HSE risk covered by certification is 84% for the ISO 45001 standard and 83% for the ISO 14001 standard.

In 2023, total HSE expenses (including cross-cutting issues such as HSE management systems implementation and certification, etc.) amounted to €1,419 million (-7% vs 2022).

Environment.

In 2023, Eni incurred total expenditures of €1,065 million for the protection of the environment (with a decrease of 7% with respect to 2022). Environmental expenditures are mainly related to remediation and reclamation activities (€519 million), waste management (€223 million), water management (€153 million), air protection (€64 million) and spill prevention (€44 million).

Safety.

Eni is constantly engaged in the research and development of all the actions necessary to guarantee safety in the workplace, in particular in the development of models and tools of risks assessment and management and in the promotion of a safety culture, in order to pursue its commitment to zero accidents.

In 2023, the new legislation did not have a significant impact on the procedures already in place for occupational and process safety. In 2023, the commitment to reduce accidents continues at Eni, which has also focused on new projects:

-  application of the THEME methodology on analysing worker behaviour and human reliability in order to identify action strategies to strengthen human barriers and safe behaviour;

-  deployment of the new training course dedicated to Operational Safety Management, reserved for operational and HSEQ area personnel, with the aim of familiarising them with the basic principles and minimum safety requirements to be applied in risky activities;

-  deployment of the new training course on Process Safety Management, addressed to HSE as well to operating personnel, in order to provide them with basic information relevant to Process Safety and its Management System;

-  training of expert personnel on the new RC Eni investigation methodology, which enables the identification of root causes and effective action to prevent the recurrence of accidents;

-  extension to all operational sites of the digital Safety Presense tool, which, with the help of artificial intelligence and machine learning, enables predictive analysis by exploiting the data available in the safety reporting, sending the site an alert when it detects a high frequency of recurring hazardous situations that retrace a past accident.

-  the Campaign of diffusion of Process Safety Fundamentals has continued and gained additional maturity in all Eni subsidiaries. Process Safety Fundamentals are key operating principles that, if respected, may contribute to the reduction of approximately one third of Company Process Safety Events.

In terms of industrial hygiene, great attention was paid to the identification and management of personal protective equipment (PPE). In 2023 continues at Eni the extension to all operational sites of the Integrated System Personal Protective Equipment web system aimed at the digital management of Personal Protective Equipment (PPE) and the promotion of specific training initiatives to raise awareness of the importance of correct identification and use of them.

In addition, during year 2023, Eni has also focused on development of a new training course dedicated to operational industrial hygiene management, reserved for operational and HSEQ area personnel, with the aim of increase and share knowledge, principles and requirements to be applied in sampling and monitoring of risk agents.

Eni has developed a radiation protection system capable of managing the risk deriving from the use of artificial radioactive sources (for example in systems for monitoring fluid levels and density) and from the presence of natural radioactive sources (Radon and TENORM).

In particular, has validated a methodology for the mapping of TENORM matrices in Eni sites all over the word and has implemented management systems for monitoring the disposal of matrices contaminated by natural radionuclides

In 2023, the total recordable injury rate (TRIR) of the workforce decreased compared to 2022 (0.40 versus 0,41 in 2022), despite the number of total recordable injuries increased (122 versus 113 in 2022). There was 1 fatality to contractors in upstream operations in Nigeria.

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

Emergency preparedness is regularly tested during exercises where the response capacity is tested in line with dedicated plans, including the timely alerting of the chain of command and of the resources necessary to face the event. The operational sites maintained a high level of preparedness for emergencies by carrying out over 6,000 exercises.

Costs incurred in 2023 to support the safety levels of operations and to comply with applicable rules and regulations were €288 million.

Health activity for 2023.

Eni protects and promotes the health, considering its physical, mental and social dimensions, of its people, workers, families and communities, through a management system based on the principles of precaution, prevention and promotion.

The total amount spent in 2023 was €57.9 million divided into: occupational health and industrial hygiene activities, medical assistance and health emergencies, health promotion, Global Health activities in favor of communities.

The correct management of health-related risks is guaranteed with the constant updating of the health profile assessments of the countries of presence, which take into account the expectations of stakeholders and the potential impacts on health deriving from company’s activities, with continuous monitoring of any presence of epidemic and pandemic outbreaks. In order to guarantee people's health at every stage of the business cycle, a dedicated management system is active in all operational areas, in collaboration with qualified healthcare providers and national and international university and government institutions and research centres. Eni acts following local regulations and highest international standards and guarantees continuous updating of staff training and skills. Health at the center of the company's strategy and operating models contributes to achieving a "just" energy transition for people in the geographical areas in which the company operates.

In 2023, a customer satisfaction survey was conducted on the entire Eni population in Italy to evaluate the perception of Eni’s people on the health services provided. From the analysis, Eni is perceived as a community active in promotion and prevention and generally committed to spreading a culture of health.

Main 2023 initiatives:

-	Occupational health and industrial hygiene:
	•	Medical and occupational hygiene activities aimed at the evaluation, identification and control of risk factors that may have an impact on the well-being of workers.
	•	Scientific research activities in relation to the energy transition, focusing in biorefineries, biogas production and agribusiness processes.
	•	Testing of new Internet of Things technologies: 49 sensors were tested at on-shore operating sites in Italy for monitoring the healthiness of indoor working environments to protect the health of workers.
-	Medical assistance and health emergency:
	•	Services for the prevention, diagnosis, treatment and management of acute and chronic pathologies, for workers and, where applicable, family members.
	•	Continuous updating of epidemic and pandemic response plans.
	•	Online psychological support service available for employees in Italy and abroad, covering 70% of employees, expected to extend to 85% by 2027.
	•	Psychological First Aid Service (PFA) available to all employees in Italy and abroad in cases of catastrophic and unexpected events.
	•	Specific services regarding gender health and assistance have been activated, such as in Italy a helpline dedicated to victims of gender harassment and violence.
	•	"Più Salute" has been extended throughout Italy, a package of free health care services for Eni people and their families which provides extended care 24 hours a day, to respond to needs, from telemedicine to home medical services, from booking at health facilities to the anamnestic interview.
-	Health promotion:
	•	Raising awareness in relation to endemic diseases, such as tuberculosis and malaria, sexually transmitted diseases, non-communicable diseases, such as diabetes and hypertension.
	•	Extension of the “Previeni con Eni” service to many Italian cities, a free biennial checkup for cancer and cardiovascular prevention.
	•	Provision of the influenza vaccination campaign in Italy.
-	Global health:
	•	11 Health Impact Assessment (HIA) studies completed, of which 6 integrated ESHIA studies to evaluate the potential impacts of industrial projects on the health of the communities involved.
	•	38 health development initiatives have been implemented in 15 countries, reaching over 330,000 beneficiaries
	•	Collaboration with health institutions and organizations in the countries of presence was strengthened by signing of 12 agreements.

In 2023 Eni activated a virtuous public-private partnership with the ILO aimed at improving safety and health at work and access to social health protection measures. The beneficiaries will be 150,000 small farmers in the agro-industrial sector in Kenya and Ivory Coast, where Eni is developing projects for the production of vegetable oil, not in competition with the food chain, to supply biorefineries.

Regulation of Eni’s businesses

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

The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production leases, the imposition of specific drilling and other work obligations, higher-than-average rates of income taxes, additional royalties and taxes on production, environmental protection measures, control over the development and decommissioning of fields and installations, and restrictions on production. A description of the main regulations which impose restrictions and liabilities to the Company’s businesses is provided below.

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

Exploration permits and production concessions. Pursuant to the Hydrocarbons Laws, all hydrocarbons existing in their natural condition in strata in Italy or beneath its territorial waters (including its continental shelf) are property of the State. Exploration activities require an exploration permit, while production activities require an exploiting concession granted by the Ministero dell’Ambiente e della Sicurezza Energetica - MASE or, in some specific cases (e.g. special-status region) by the Region.

The initial duration of an exploration permit is six years, with the possibility of obtaining two three-year extensions and an additional one-year extension to complete activities underway. Upon each of the three-year extensions, 25% of the area under exploration must be relinquished to the State (only for initial acreages larger than 300 square kilometers). The initial duration of a production concession is 20 years, with the possibility of obtaining a ten-year extension and additional five-year extensions until the end of the field economic life.

These provisions are to be coordinated with a new law effective as of February 12th, 2019 (Law 12/2019 — ex “D.L. Semplificazioni”) and further amendments, which requires certain Italian administrative bodies to define and adopt within end September 2021 a plan (PiTESAI) aiming to identify areas suitable for exploration, development, and production of hydrocarbons in the national territory, including the territorial seawaters. The plan has been adopted on December 28th, 2021.

However, PiTESAI has been considered too restrictive by industry operators (including Eni) which lodged an appeal before Lazio Regional Administrative Court – Rome (TAR Lazio). On February 13th, 2024, TAR Lazio ruling declared void PiTESAI. As a consequence, MASE could adopt a new plan to identify suitable areas hydrocarbon exploration, development and production activities or could file an appeal before the Council of State in order to restore the validity of PiTESAI.

That said, pending the final judgement and for the sake of completeness we provide below a brief description of PiTESAI’s main provision.

Exploration permits maintain their efficacy in areas identified as “suitable” and limited to gas exploration target ; on the contrary, in “unsuitable” areas, exploration permits are withdrawn.

As far as development and production concessions are concerned, they can be maintained or extended if their infrastructures are located in suitable areas with production ongoing or suspended by less than 7 years; ; on the contrary, for development and production concessions whose infrastructures are located in unsuitable areas, further extensions can be granted only if:

●	they are productive or have been unproductive for less than 5 years (offshore case);
●	they are productive or have been unproductive for less than 5 years and they have successfully passed a cost-benefit analysis (onshore case);
●	ongoing concessions applications can be filed for gas exploitation only having associated reserves greater than 150Msmc.

Starting from June 1st, 2019, the above mentioned law increases 25 times the current annual fee for all licensees (exploration permits and production concessions).

Moreover, the Fiscal decree no. 124/2019, converted into Law 157/2019 established (art. 38) the property tax on marine structures (IMPI) starting from year 2020.

On March 1st, 2022, the Italian government issued a first Decree (D.L. Energia) aimed at boosting the national production by mitigating the effects of PiTESAI. This was converted into law on April 27th, 2022.

A second decree, with the same objectives was issued on December 9th, 2023, providing the ground for new upstream development opportunities converted into law on 2nd February, 2024.

Regardless of the validity and the effects of PiTESAI, it is important to highlight that such plan did not entail any significant and adverse consequence on Eni’s development and producing activities at its Italian concessions or on assets useful lives even due to provisions of the two recent above mentioned

Royalties. The Hydrocarbons Laws require the payment of royalties for hydrocarbon production. As per Legislative Decree No. 625 of November 25, 1996, subsequent modifications and integrations (the last modification was introduced by Law 160/2019 – Budget Law 2020, art. 1 par. 736 & 737) and Law Decree No. 83 of June 22, 2012, royalties are equal to 10% for gas and oil productions onshore, to 10% for gas and 7% for oil offshore, with exemptions only for on shore gas concessions with production lower than 10 Msmc/year and off shore gas concessions with production lower than 30 Msmc. (Only in the Autonomous Region of Sicily, following the Regional Law No. 9 of May 15, 2013, royalties onshore for oil and gas are equal to 20.06%, with no exemptions).

Gas & Power

Risks associated with the regulatory powers entrusted to the Italian Regulatory Authority for Energy, Networks and Environment in the matter of pricing to residential customers

Eni’s wholesale gas and retail gas and power businesses are subject to regulatory risks mainly in Italy’s domestic market. The Italian Regulatory Authority for Energy, Networks and Environment (the “Authority”) is entrusted with certain powers in the matter of natural gas and power pricing. Specifically, the Authority retains a surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for the supply of natural gas to residential and commercial users who are opting for adhering to regulated tariffs until the market is fully opened. Developments in the regulatory framework intended to increase the level of market liquidity or of deregulation or intended to reduce operators’ ability to transfer to customers cost increases in raw materials may negatively affect future sales margins of gas and electricity, operating results, and cash flow

Wholesale gas market in Italy

In the last decade, and even more in the last years, a number of new rules have been introduced in order to improve liquidity and efficient functioning of the Italian wholesale gas market, fostering competition and at the same time improving the system security of supply. Among such new rules, it could be worth mentioning:

– Market based mechanisms for the allocation of storage capacities and of regasification capacities: moving away from the past allocation criteria based on tariffs, new auction mechanisms were implemented that enabled market players to express the market-value of storage and of regasification capacities, while at the same time ensuring the allowed revenues of storage operators and LNG terminal operators by means of specific parallel measures. Thanks to these reforms, much higher levels of capacity bookings have become structural for both types of infrastructures, and more LNG deliveries have been attracted in recent years to the country.

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

In the context of the energy crisis following the Russian-Ukrainian war, and in the framework of the emergency and transitional regulations at EU level, the Italian competent authorities introduced in 2022 a number of new regulatory measures aimed at ensuring the system security of supply in the short-term and improving it in the longer term, such as specific market based solutions in order to: i) further incentivize storage booking and filling, ensuring the compliance with the new filling trajectories set by the European regulation; ii) further facilitate market access to existing regasification capacities; iii) quickly develop new regasification capacities and making them accessible to the market. Such new measures may represent risk factors as well as business opportunities.

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

In the electricity market the regulated prices phase out has been effective from July 1, 2021, for small enterprises (enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed €10 million). For microenterprises (enterprise which employs fewer than 10 persons and whose annual turnover and/or annual balance sheet total does not exceed €2 million) the regulated prices phase out became effective from April 2023, while for non-vulnerable households the deadline was furtherly prorogated to July 2024. The publication of the results of the bidding process took place on February 6, 2024. It will be critical that the manner in which the winners handle clients be properly monitored to avoid unfair practices.

Other regulatory developments in the gas and electric sector in Italy and Europe

Within the scope of the costs and criteria for accessing the main logistic infrastructures of the gas system, the main risk factors for the business are linked to the periodic processes for defining the economic conditions and the rules for accessing transportation, LNG regasification and storage services, which periodically involve all the European countries in which Eni operates. The regulation criteria for gas transportation tariffs in Italy, France and Belgium have recently been redefined for the four-year period 2024-2027, but the re-definition of transportation tariffs criteria at pre-established deadlines, as well as the timely definition on an annual basis of the specific applicable tariff values, is an element that all European countries have in common and which in the future could determine impacts on logistic costs. Further rule changes – representing risk factors as well as business opportunities - could concern the regasification and storage sector, also in consideration of the market context following the energy crisis in 2022-2023 and of need to pursue new solutions to ensure European security and diversification of supplies.

Moreover, the energy crisis scenario that materialized in 2022 has directed legislators, at European and individual country level, towards evolutions - albeit temporary - of the legislation and the consequent regulations that can impact the market dynamics, with the aim of containing prices for end customers and improve the security of supplies (e.g. possible obligations to reduce final consumption, caps on prices of derivatives on wholesale gas products traded on regulated markets, possible storage obligations, obligations of ex-ante notification to the European Commission concerning new supply contracts).

From a retail perspective, there were a number of various measures adopted at national level. For example, in 2021, the Spanish government in a measure to protect final consumers with low voltage supplies (>10kW power), reduced VAT from 21% to 10% and in 2022 proceeded to lower it further, to 5%. However, while retailers invoice final costumers 5% VAT, distribution companies continue to invoice retailers at the normal 21% rate. The Spanish government has announced that the value-added tax rate for energy bills will gradually return to 21% in 2024.

In France, during 2022, electricity and gas regulated tariffs were maintained below cost with a compensation distributed to all suppliers. For 2023, the government increased the frozen regulated electricity and gas tariffs by 15%. Although suppliers will continue to be compensated for 2023, this freeze will continue to have a negative impact on the competitiveness of alternative suppliers. Moreover, the amount of compensation is based on sales prices, which are set by the government below the suppliers' real costs. The ad hoc compensation mechanism introduced in 2022 for apartment blocks has also been extended until the end of 2023 and now covers both electricity and gas consumption. The government has also introduced a new support mechanism for SME electricity consumption throughout 2023. The compensation that suppliers gave to their customers (both condominiums and SMEs) was financed by the government. Therefore, their financial and commercial impact is limited. For 2024, electricity regulated tariffs are no longer capped. Public mechanisms to support professional consumers were maintained only for contracts signed at a high price before the end of June 2023.

In Italy there have been some government interventions to contain retail prices such as:

-   cancellation of general system charges in the electricity sector, which in the gas sector even assume negative value;

-   strengthening of social bonuses in both sectors;

-   decrease of VAT in the gas sector (until December 31, 2023).

In the medium term, we could expect that gas demand at European level will be supported by the need of accelerating the phase-out of coal-based power generation in view of the decarbonisation targets. On the other side, with the implementation of the EU Green Deal and of the subsequent and more ambitious decarbonisation interventions, in the coming years the regulation of the gas sector will presumably be affected by potentially significant changes, as a consequence of adjustments in the market design and/or new obligations or constraints on operators in the sector which will accompany the evolution of European regulations, in the context of energy transition and consistently with the decarbonisation objectives of the energy sector (including the related objectives for the development of renewable or decarbonised gases, for the promotion of technologies enabling greater integration between the electricity and gas sectors, for the reduction of methane emissions). These changes will likely cause pressure on the natural gas business, but on the other side they will likely open and support new business opportunities in the renewable and decarbonized gases business that Eni is ready to pursue.

With regard to power sector, Italian Capacity Market auctions, taken place in November 2019 and in February 2022, allocated capacity with delivery in 2022, 2023 and 2024 to the power producers. During the delivery period the operators selected by the auctions will receive a fixed premium and, in return for this payment, they must i) offer power capacity on energy markets (day- ahead Market and intraday Market) and/or on the dispatching services market; ii) pay the difference between a market reference price and a pre-determined strike price whenever the reference price exceeds the strike price. Eni has been awarded all the capacity offered in the tenders so it will receive a net benefit for its existing Eni group’s power plants during the delivery period (2022, 2023 and 2024) and for a new power plant, that will be built in Ravenna, for a period of fifteen years (starting in 2023). There is a residual risk that the tenders could be canceled due to the administrative appeal filed by some power companies against the tender procedure.

At the end of 2023, with a consultation concerning some changes in the Italian Capacity Market Guidelines, Terna (the Italian TSO) started the process towards the Capacity Market’s auctions with delivery 2025, 2026 and 2027 which it will complete by Terna with the publication of the final release of the Capacity Market Guidelines and by ARERA with the publication of the auction reserve price and of the other economic variables. The auctions will likely take place before 4Q 2024. The extension of Capacity Market, it will stabilize the revenue of power generation from gas until 2027. The Capacity Market for the allocation capacity with delivery 2028 will be carried on if a new adequacy assessment conducted by the TSO will confirm the presence of adequacy concerns. After 2028, Capacity Market Guidelines shall be completely rebuilt because the current mechanism has been approved by European Commission till December 31, 2028.

Besides, in the next years Italian power market design could significantly be affected by the implementation of European market model. The main innovations concern the introduction of negative prices and the launch of new Intraday Market based on continuous trading and gate-closure close to delivery period (h -1 gate closure), both adopted in the second half of 2021, fostering the cross-border integration of European energy and balancing market (coupling of intraday market, coupling of balancing reserves markets) the implementation of new regulatory provisions concerning the rules which govern the Italian balancing market (the so called “Nuovo Testo Integrato del Dispacciamento” or “Nuovo TIDE”), that shall enter into force from 1.1.2025.  Management believes that all these issues will increase competition, in particular in the Italian balancing market which will be also affected by the incentive granted to Terna in order to minimize the balancing market cost.

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

At present, the emergency interventions adopted by the government to compensate for the phenomenon of high energy prices are finished. In fact, in addition to the suspension of tax credits for companies (starting from IIIQ2023) and the reinstatement of system charges for the electricity sector (starting from IIQ23), the 5% VAT reduction for gas, which was still in place until IVQ2023, is also terminated. Currently, only a few measures are provided for the most vulnerable households (for example the extraordinary contribution for electricity bonus holders confirmed for IQ24).

Regarding the development of power generation from renewable sources, there are many issues under discussion that could represent risk factors for the sector. Noting the critical issues related to the complexity of the authorization processes, Law No. 201 of Nov. 28, 2023 (Art. 3) extended from 16 to 24 months the provisions of Art. 26 of the Competition Law 2021 (118/2022) on the adoption of one or more legislative decrees on simplification, thus moving the deadline for the exercise of the delegation to August 25, 2024.

In addition, the pending Decree on Eligible Areas and Regional Burden Sharing, the approval of which is desirable in a timely manner to ensure investment in the sector, and the Decree on Incentivizing Renewable Energy Plants Close to Competitiveness (FERX), which confirms the introduction of inflation adjustment mechanisms for tariffs, represents an element of uncertainty for the achievement of the expected energy transition goals.

With regard to the development of offshore power generation, particularly with floating technology, a certain framework of rules is strongly expected with reference to the finalization of maritime spatial planning tools and the publication (by the Ministry of Environment and Energy Security) of the guidelines/vademecum related to the necessary fulfillments for the purpose of initiating the single procedure for the authorization of such plants, as per the provisions of Legislative Decree No. 199 of November 8, 2021 (Art. 23). In addition, a strong impact for pipeline projects will be the definition of the Decree on incentives aimed at innovative plants or those still far from market competitiveness (RES2) and an adjustment of the regulatory framework related to port areas: a first positive step in this direction is represented by the provisions of DL 181/2023, which started the process for the identification of two port areas in the South of Italy for the development of investments of the shipbuilding sector for the production, assembly and launching of floating platforms and related electrical infrastructure.

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

In 2022 refining operations benefitted from a number of interventions aimed at lowering utility costs, temporarily adopted by the legislator as part of the energy crisis response package. Some of these measures were confirmed in 2023 (es. reducing the parafiscal levies – Oneri di Sistema – charged on gas bills, tax credits until Q2 2023, reduction of VAT on gas consumptions8).

Marketing. Following the enactment of the Law Decree No. 1/2012, an increase level of competition in the retail marketing of fuels have been introduced. The rules regulating relations between oil companies and managers of service stations have been changed introducing the difference between principal and non-principal of a service station. Starting from June 30, 2012, principals have been allowed to freely supply up to 50% of their requirements. In such case, the distributing companies have the option to renegotiate terms and conditions of supplies and brand name use. As for non-principals, the law allows the parties to renegotiate terms and conditions at the expiration of existing contracts and new contractual forms can be introduced in addition to the only one allowed so far, i.e. exclusive supply. The law also provides for an expansion of non-oil sales. Furthermore, the Budget Law 2018 (Law 205/2017) provides some measures for preventing of tax evasion in the sale of oil products that in the past produced anticompetitive effects on the sector. The law requires the advance payment of Value Added Tax (VAT) on oil products before the extraction from deposits or the sale to consumer.

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

Service stations. Legislative Decree No. 32 of February 11, 1998, as amended by Legislative Decree No. 346 of September 8, 1999 and Law Decree No. 383 of October 29, 1999, as converted in Law No. 496 of December 28, 1999, significantly changed Italian regulation of service stations. Legislative Decree No. 32 replaces the system of concessions granted by the Ministry of Industry, regional and local authorities with an authorization granted by city authorities while the Legislative Decree No. 112 of March 31, 1998 still confirms the system of such concessions for the construction and operation of service stations on highways and confers the power to grant to Regions. Decree No. 32 also provides for: (i) the testing of compatibility of existing service stations with local planning and environmental regulations and with those concerning traffic safety to be performed by city authorities; (ii) the option to extend by 50% the opening hours (currently 52 hours per week) and a generally increased flexibility in scheduling opening hours; (iii) simplification of regulations concerning the sale of non-oil products and the permission to perform simple maintenance and repair operations at service stations; and (iv) the opening up of the logistics segment by permitting third -party access to unused storage capacity for petroleum products. Subsequently, various regulations have been enacted in Italy with the aim of improving network efficiency, modernizing service stations and opening up the market. Currently, all service stations are provided with self-service equipment and the sale of non-oil products has been broadly introduced by local administrative bodies.

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

In 2023, the Law Decree 5/2023 provided measures for the transparency and control of the prices of the road transport sector fuels. Ministry of Industry and Made in Italy calculates and publishes on its website: (i) the arithmetic average, on a regional basis, of the prices communicated by fuel sellers operating on the service stations located off highway and (ii) the arithmetic average, on a national basis, of fuel prices communicated by operators located in highway. Subsequently, pursuant to the abovementioned Law Decree 5/2023, the Ministerial Decree of March 31, 2023 provided the rules for the exposition of the relevant average reference prices for the fuel sellers.

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

8 L. 197/22, DL 34/23, DL 79/23, DL 131/23

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

In 2022, Law Decree No 17/2022 provided a new incentive framework for purchasing low-emission vehicles. The incentive framework has been confirmed for 2023.

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

The Decree provides incentives for plants starting operations between 2018 and 2022 and for plants that are converted to biomethane production.

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

Regarding biomethane, the incentive scheme has been replaced, following approval by the European Commission, by the Ministerial Decree of September 15, 2022. The mechanism consists of an operating aid – in the form of a CfD linked to the market value of natural gas and of the biomethane Guarantee of Origin, auctioned through a competitive procedure – and an investment aid – covering up to 40% of the eligible investment costs and funded by the NRRP. The mechanism differentiates between new plants and refurbishments and between agro or waste-based plants. Law 136/2023 introduced an inflation-linked indexation for the base tariffs set by MD September 15, 2022. In every auction, tariffs will be updated following the total inflation accrued between November 2021 and the auction’s opening month.

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

The Directive (EU) 2018/2001 on the promotion of the use of energy from renewable sources has been transposed with the Legislative Decree No 199/2021. The Decree set new targets for RES penetration in the transport sector (16%) and introduced some innovations in the transport sector’s regulatory framework: i) palm-oil, PFAD and EFB based fuels cannot contribute to RES targets in the transport sector. However, they can be taken into account if certified as low-ILUC risk ii) biomethane support schemes – as defined by the Ministerial Decree of March 2, 2018 – have been updated iii) Recycled Carbon Fuels count as renewable towards the general target, on the basis of the upcoming EU delegated acts and iv) confirms the use of some wastes as feedstock for the production of biofuels.

Law Decree No 17/2022 (converted into Law No 34/2022) further developed the regime set in Legislative Decree No 199/2021 (transposing Directive (EU) 2018/2001 - REDII), introducing an obligation for the fuels suppliers to supply pure bioliquids to be used in the transport sector (additional to the existing obligation on biofuels). The measure requires a mandatory cumulative share of at least 300 ktonnes released in 2023, with volumes increasing by 100 ktonnes per year and reaching 1 million tonnes per year from 2030 onwards.

The measure also incentivizes, by means of investment aid, existing refineries conversions aimed at producing the above- mentioned pure biofuels. The incentive is financed by the Fund for the decarbonisation and green conversion of existing refineries, established under the Ministry of environment and energy security with an overall budget of € 260 million for the three- year period 2022-24, and will be regulated by a specific Ministerial Decree.

Provisions regarding both supply obligation and reconversion funding have been implemented by Decree No 107/2023 and No 343/2023 of the Minister of the Environment and Energy Security.

In particular, the methods and criteria for implementing supply obligations for the period 2023-2030 were regulated by Ministerial Decree No 107/2023 which also defines the trajectories for achieving all biofuels targets (traditional, advanced, pure biofuel and including the specific biomethane subtargets). The Decree No 107/2023 was then integrated by the Ministerial Decree No 343/2023. To comply with the national supply obligations, biofuels blended, with a minimum rate of 20%, are assimilated to the pure form only for a transitional period 2023-2024.

With 2021 budget law and other several Acts (Law Decree 34/2020,104/2020, Legislative Decree 187/2021), new measures and extension of existing provisions for sustainable mobility have been adopted in order to decarbonize the transport sector, through incentive mechanisms for low emission vehicles.

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

Petroleum product prices. Petroleum products’ prices were completely deregulated in May 1994 and are now freely established by operators. Oil and gas companies periodically report their recommended prices to the Ministry of Economic Development; such recommendations are considered by service station operators in establishing retail prices for petroleum products.

Compulsory stocks. According to Legislative Decree of January 31, 2001, No. 22 (“Decree 22/2001”) enacting Directive No. 1993/98/EC (which regulates the obligation of Member States to keep a minimum amount of stocks of crude oil and/or petroleum products) compulsory stocks, must be at least equal to the quantities required by 90 days of consumption of the Italian market (net of oil products obtained by domestically produced oil). In order to satisfy the agreement with the International Energy Agency (Law No. 883/1977), Decree No. 22/2001 increased the level of compulsory stocks to reach at least 90 days of net import, including a 10% deduction for minimum operational requirements. Decree No. 22/2001 states that compulsory stocks are determined each year by a decree of the Minister of Ecological Transition based on domestic consumption data of the previous year, defining also the amounts to be held by each oil company on a site-by-site basis. The Legislative Decree No. 249/2012, entered into force on February 10, 2013 to implement the Directive No. 2009/119/EC (imposing an obligation on Member States to maintain minimum stocks of crude oil and/or petroleum products), sets forth in particular: (a) that a high level of oil security of supply through a reliable mechanism to assure the physical access to oil emergency and specific stocks shall be kept; and (b) the institution of a Central Stockholding Entity under the control of the Ministry for Economic Development that should be in charge of: (i) the purchase, holding, sell and transportation of specific stocks of products; (ii) the stocktaking; (iii) the statistics on emergency, specific and commercial stocks; and, eventually (iv) the storage and transportation service of emergency and commercial stocks in favor of sellers of petroleum products not vertically integrated in the oil chain.

As of December 31, 2023, Eni owned 4.6 mmtonnes of oil products inventories, of which 2.8 mmtonnes as “compulsory stocks”, 1.5 mmtonnes related to operating inventories in refineries and deposits (including 0.2 mmtonnes of oil products contained in facilities and pipelines) and 0.1 mmtonnes related to specialty products. Eni’s compulsory stocks were held in term of crude oil (33%), light and medium distillates (33%), refinery feedstock (23%), fuel oil (9%), and other products (2%) were located throughout the Italian territory both in refineries (81%) and in storage sites (19%).

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

Organizational structure

Eni SpA is the parent company of the Eni Group. As of December 31, 2023, there were 435 subsidiaries and 144 associates, joint ventures and joint operations that were accounted for under the equity or cost method or in accordance to Eni’s share of revenues, costs and assets of the joint operations calculated based on Eni’s working interest. Information on Eni’s investments as of December 31, 2023 is provided in the “Item 18 - Notes to the Consolidated Financial Statements”.

Item 4A. UNRESOLVED STAFF COMMENTS

None.
Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section is the Company’s analysis of its financial performance and of significant trends that may affect its future performance. It should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included in Item 18. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the IASB.

This section contains forward-looking statements, which are subject to risks and uncertainties. For a list of important factors that could cause actual results to differ materially from those expressed in the forward-looking statements, see the cautionary statement concerning forward-looking statements on page ii.

Operating results

2023 trends in the crude oil and natural gas markets

In 2023, crude oil prices averaged 83 $/bbl and declined by 18% compared to the average recorded in 2022, featuring another year of highly volatile crude oil markets with a considerable number of days when the Brent benchmark crude oil moved by more than 5 $/bbl in a single trading day. After the spike in prices recorded in the previous year due to Russia’s military aggression in Ukraine in February 2022, which triggered a short-term rally in the price of crude oil, with the Brent price approaching its all-time highs at approximately 140 $/bbl in March 2022 and remaining elevated through the first half of 2022, the crude oil market entered a downturn that has run almost uninterrupted till the end of 2023.

In that timeframe, the oil price has corrected by about 40 $/bbl or 33% compared to the price at the end of June 2022 at 125 $/bbl to a 2023 average of about 83 $/bbl. Many factors were behind that trend. First, Russia’s production and export towards international markets have held remarkably well, defying expectations of market participants who had anticipated a likely supply shortfall. The imposition of sanctions from G-20 countries to limit Russia’s primary source of revenues has proven ineffective at impairing Russia’s ability to deliver barrels to countries like China and India.

In addition to Russia, supplies have continued to grow significantly elsewhere, with strong gains from various non-OPEC countries like Brazil, Guyana, China and above all in the United States, where productivity gains have made for reduced capital budgets at shale oil companies. The 2023 exit rate of US production at about 13 mmbbl/d has recovered the record level set before the onset of the COVID pandemic. Also sanctioned production at Iran and Venezuela has made its way to international markets, helped by a loosened enforcement of the embargo on Iranian oil, as well as a provisional lifting of Venezuela restrictions to export by US Administration. The OPEC+ alliance with an effort coordinated by Saudi Arabia has sought to limit supply by agreeing on a production cut of about 4 million barrels per day, effective till the end of 2024. OPEC+ agreed cuts were supported by Saudi Arabia unilateral, voluntary cut of one million barrels per day, effective from July and subject to review each month. However, the cartel delivered less cuts than announced, while Saudi Arabia has continued to roll over its unilateral cut till the end of 2023 and which is expected to continue in the first half of 2024.

The second trend behind the decline of crude oil prices was the positioning of hedge funds and commodity traders, who have gradually reduced their long exposure to the crude oil market by liquidating future contracts on Brent crude oil or the US WTI, driven by the tightening monetary policy adopted by the US Federal Reserveand other central banks to contrast a resurgence in inflation. Rising bond yields have reduced the appetite for more risky assets like commodities, also based on expectations of the negative impact of rising rates on economic activity and demands for commodities. The impact of tightening monetary conditions was compounded in the first half of 2023 by the failure of several regional banks in the US spreading fears of a financial crisis. In the last months of 2023, with inflation gauges in the US slowing down, hedge funds and commodity traders have again executed mass liquidation of Brent/WTI long future positions due to the inverted trade short oil/long bonds.

Finally, in response to the Russia’s military aggression of Ukraine, the US Administration has implemented a program of releasing part of the SPR (Strategic Petroleum Reserve) by selling about one million barrels per day for a six-month period plus additional sales through the first half of 2023 for a total release of approximately 200 million barrels. Other OECD countries have executed similar sales to mitigate the war premium in crude oil prices.

Those development have all pressured crude oil prices downwards.

On the face of major uncertainties in global markets, tightening monetary policies, an uncertain recovery of China post COVID-lockdowns and a slowdown in the Eurozone driven by weak industrial production, worldwide demands for crude oil has showed remarkable resilience. This has been driven by continued economic growth in India and other emerging economies, steady Chinese consumptions despite the economic headwinds and solid US demand.

Global worldwide demand is estimated to have reached an all-time high in 2023 at about 102 million barrels/day, up by about 2% from 2022. This growth has held down global stocks of crude oil and refined products including both amounts stored onshore and oil-on-water, putting a floor under Brent prices, which have rebounded whenever they have touched key resistance levels.

Other bouts of volatility were registered on occasion of the resurgence of the conflict in Middle East in October 2023, culminating in Israelis military invasion of the Gaza strip. However, this rally too was short-lived given weakening fundamentals.

The decline in crude oil prices negatively affected Eni’ results of operations and cash flow in 2023 compared to the previous year.

Looking forward, we believe that crude oil prices could be further negatively affected by expectations among market participants regarding a possible slowdown or a recession of the global economy possibly leading to a contraction in demand for crude oil, thus limiting the chance of a price recovery in 2024. Furthermore, we believe that the global oil market will remain well supplied due to continued production growth in non-OPEC countries and because of anticipated production increases at several international oil companies reflecting better performance and efficiency gains. Furthermore, uncertain production discipline on the part of OPEC+ countries represents a risk factor to this outlook due to the willingness of several countries (e.g. Iraq, UAE, Nigeria) to boost revenues from oil exports. For 2024, management is forecasting a Brent crude oil price of 80 $/bbl.

Natural gas prices, especially in Europe, experienced a deeper correction than crude oil amidst acute volatility, as they were down by approximately 70% on average in 2023 compared to 2022 (from 130 €/MWh to 40€ for the spot price at the European reference hub Title Transfer Facility “TTF”; similar decreases were experienced for the Italian benchmark PSV). This decline was largely driven by global oversupplies of natural gas and development of additional liquefaction and regassification capacity which enabled the US to export record amounts towards international markets. In Europe, demand for natural gas was negatively and significantly affected by an ongoing economic slowdown, a slump in industrial production, energy savings by households and other consumers and growing competition from renewables. A milder-than-usual winter season compounded the weak fundamentals. The main source of weakness has remained the contraction of industrial production across the Eurozone, especially in Germany, which was due to relatively higher energy costs incurred by European undertakings compared to other geographies, forcing many industrial activities to decrease production or relocate to other regions. As a matter of fact, the cost of natural gas in Europe is currently running five to six times that of the US, reducing the competitiveness of many industries in Europe, including our petrochemicals business. US natural gas production, both dry gas and associated gas, has repeatedly broken record after record through the entire 2023, fueling massive export volumes thanks to rising liquefaction capacity. We believe that the global market will remain oversupplied for the foreseeable future also considering new LNG capacity additions in North America, Middle East, and Australia and, after the winter of 2023, another mild winter season in 2024. For 2024, management is forecasting a spot natural gas price for the main European benchmarks (TTF and PSV) of around 30 €/MWh equivalent to about 10-12 $/mmBTU.

Our results of operations and cash flow are exposed to the volatility of hydrocarbons prices because we generally do not hedge our commodity exposure in the business of producing crude oil and natural gas. For 2023, we estimated that the decline in hydrocarbons prices reduced the operating profit of the E&P segment by about €5 billion and the Group net cash provided by operating activities by an estimated €3 billion.

Key consolidated financial data

		2023	2022	2021
		(€ million)
Sales from operations		93,717	132,512	76,575
Operating profit (loss)		8,257	17,510	12,341
Adjusted operating profit (Non-GAAP measure) (1)		13,805	20,386	9,664
Net profit (loss) attributable to Eni		4,771	13,887	5,821
Adjusted net profit (Non-GAAP measure) (1)		8,322	13,301	4,330
Net cash provided by operating activities		15,119	17,460	12,861
Capital expenditures		9,215	8,056	5,234
Acquisitions		2,592	3,311	2,738
Disposal of assets, consolidated subsidiaries and businesses		596	1,202	404
Shareholders’ equity including non-controlling interest		53,644	55,230	44,519
Finance debt (including lease liabilities)		34,065	31,868	33,131
Net borrowings excluding lease liabilities (1)		10,899	7,026	8,987
Net profit (loss) attributable to Eni diluted	(€ per share)	1.40	3.95	1.60
Dividend per share	(€ per share)	0.94	0.88	0.86
Ratio of finance debt (including lease liabilities) to total shareholders’ equity		0.63	0.58	0.74
Ratio of net borrowings excluding lease liabilities to total shareholders’ equity (leverage) (1)		0.20	0.13	0.20

(1)	For a discussion of the usefulness and a reconciliation of these non-GAAP financial measures with the most directly comparable GAAP financial measures see – "Non-GAAP measures of performance" and "Liquidity and capital resources – Financial Conditions" below.

Executive summary

In 2023, notwithstanding a decline in hydrocarbons prices with the benchmark Brent crude oil price down by 18% year-over-year and spot prices of natural gas at European hubs down by approximately 70%, the Group reported sound, albeit decreasing financial results.

In 2023, reported operating profit was €8.26 billion, almost €9 billion lower than in 2022 due to price effects and higher extraordinary charges, net finance expense was €0.47 billion and income from investments was a positive €2.44 billion. The reported tax rate was around 52%, higher than in 2022 at 37%, due mainly to unfavorable price effects and the dilutive effect.

Net income for the year was €4.8 billion and included an inventory holding loss and identified items of about €3.5 billion. Excluding those latter items, management’s most tracked performance indicator “adjusted net profit” which is a NON-GAAP measure (see page 110 for a definition and reconciliation of adjusted results to reported results) came in at €8.3 billion.

The principal components of the adjusted profit consisted of:

●	€13.8 billion of adjusted operating, profit which was driven by a steady performance of the E&P segment with about €10 billion of operating profit and a significant performance of the GGP segment which delivered profit of €3.2 billion. Significant contributions were also achieved by Enilive, Plenitude and the business of oil refining, whereas the petrochemicals business incurred about €0.6 billion of operating losses driven by a demand slowdown and increased competitive pressures from overseas products because of the disadvantaged cost position of European players reflecting comparatively higher energy and environmental expenses;
●	Results from equity-accounted entities and dividends from fair-valued entities contributed €1.75 billion;
●	Finance expense decreased compared to the previous year to a loss of €0.44 billion due to the fact that a large portion of Eni’s finance debt was at fixed rates, whereas interest income benefitted from an environment of rising yields, and financial assets held-for-trading contributed significantly because the yield curve flattened sharply in the final months 2023;
●	Finally the Group underlying tax rate was approximately 44% and was calculated by excluding the above mentioned identified items and their relevant tax effect.

Those results drove a robust cash flow from operating activities of €15.1 billion, large enough to fund capital expenditures of €9.2 billion and asset acquisitions of €2 billion (net of dispositions), leaving a surplus of about €3.6 billion compared to cash returns to Eni’s shareholders of about €4.8 billion (€3 billion of dividends and a stock repurchase program of €1.8 billion). As a result of those cash movements and including the repayment of lease liabilities and the incurrence of finance debt in connection with deferred payment terms agreed with certain suppliers of capital goods, GAAP finance debt was €28.7 billion at December 31, 2023, almost €2 billion higher than at the end of 2022, while lease liabilities were €5.3 billion, almost in line with 2022. The GAAP measure of indebtedness which compare gross debt to total equity was around 0.63.

Our net borrowing (Non-GAAP measure defined as finance debt less cash, cash equivalents and held-for-trading securities – see Glossary) increased by €3.9 billion to €11 billion. In spite of that increase, the management’s tracked measure of financial structure – leverage (ratio of net borrowings to total equity – see glossary) came in at 0.2, remaining within our stated target range (0.15 – 0.25).

In 2023, we delivered solid operating performance and progressed our strategy. Hydrocarbons production grew by 3% to 1.529 million boe/day. We started two important reserve development projects: the Baleine oilfield development off Cote d’Ivoire and a project in Congo to produce LNG from a floating vessel which delivered its first LNG cargo at the end of February 2024. We made several exploration discoveries, the most significant being the natural gas discovery of Geng off Indonesia, which has opened a whole set of opportunities considering our strengthened position in the region, also with the acquisition of Chevron’s assets in that area. In January 2024, we completed the acquisition of upstream operator Neptune Energy Group. The acquired company will complement Eni’s portfolio in key areas like Indonesia, UK and Algeria; in this latter country earlier in the year we purchased bp’s interests in certain natural gas fields.

GGP benefitted from some contractual renegotiations and strengthened its market position by way of continuing asset portfolio optimizations.

Plenitude has achieved the first milestone of its development program in the renewable space by reaching an installed generation capacity of 3 GW.

Enilive, operational from January 1, 2023, started the international expansion of the biofuels manufacturing business by establishing a JV with a US operator to run the biorefinery of Chalmette in Louisiana and is progressing towards final investment decisions at two projects in South Korea and Malaysia in joint venture with local operators.

Despite a market downturn and a sharply increased loss, Versalis has commenced its restructuring by acquiring a controlling stake in Novamont which is a leader in the production of bioplastics.

Overall, management believes that the fundamentals of the Company have improved. For 2024, we are assuming a continued decline in European natural gas prices and stable Brent prices at 80 $/bbl and we are planning to make about €9 billion of capital expenditures. Hydrocarbons production is expected to grow again by about 3%.

See forward guidance in the sections below.

Reported earnings

In 2023, Eni reported a net profit attributable to its shareholders of €4,771 million, driven by an operating profit of €8,257 million (against an operating profit of €17,510 million in 2022) due to lower hydrocarbons prices and a weak performance in the petrochemicals business, and lower results of investments (decrease of approximately €3 billion) also reflecting the capital gain recognized in 2022 on the divestment of our consolidated subsidiaries in Angola and establishment of the Azule Energy Holdings JV. Those negatives were partly offset by decreasing financial expenses mainly driven by higher income on cash deposits and fair value gains at financial assets held for trading due to a declining yield-curve in the final months of the year, as well as lower income taxes.

NON-GAAP measures of performance: adjusted results

Adjusted operating profit (loss) and adjusted net profit (loss) are determined by excluding from the reported results inventory holding gains or losses and identified gains and losses (pre and post-tax, respectively) that in our view do not reflect business base performance.

Adjusted operating profit (or loss) and adjusted net profit (or loss) provide management with an understanding of the results from our underlying operations and are used to evaluate our period-over-period operating performance, as management believes these provide more comparable measures as they adjust for disposals and special charges or gains not reflective of the underlying trends in our business. These Non-GAAP performance measures may also assist investors in evaluating the underlying operating performance of our business and in comparing it with the performance of other oil&gas companies, because the items excluded from the calculation of such measures can vary substantially from company to company depending upon accounting methods, management’s judgment, book value of assets, capital structure and the method by which assets were acquired, among other factors. Nevertheless, other companies may adopt different criteria in identifying underlying results and therefore our measure of adjusted operating profit (loss) and adjusted net profit (loss) may not be comparable to the adjusted measures presented by other companies.

In 2023, identified items amounted to a total positive adjustment of €3,551 million in net profit and of €5,548 million in operating profit, including an inventory pre-tax loss of €562 million (€402 million post-tax) relating to oil and refined products. Those items mainly comprised: (i) impairment losses of €1 billion in the Exploration & Production segment driven by downward reserves revisions and a lowered outlook for natural gas prices; (ii) impairment losses of chemical plants to reflect a reduced profitability outlook following worsening industry fundamentals (€0.4 billion); (iii) the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows in the Refining business (€0.4 billion); (iv) environmental and remediation provision of €0.65 billion; (v) the mark-to-market of commodity derivatives lacking the formal criteria to be classified as hedges under applicable accounting standards (€1.3 billion); (vi) a €0.7 billion charge relating to the natural gas inventory held for trading purposes reflecting the timing difference between the moment the sale occurs (typically during the peak winter season) and the incurrence of the supply cost (typically during summer months) and is determined by the difference between the supply cost net of hedging effects and the weighted average cost of supplies incurred in the quarter which is utilized to value gas inventory for IFRS accounting. These charges were offset by a gain of €0.8 billion in connection with the sale of a 49.9% interests and consequent loss of control of Eni’s subsidiaries managing the TTPC/Transmed pipelines and the relevant transportation rights of natural gas volumes imported from Algeria following the agreement to estabilish a joint venture with Snam SpA, which also included the fair-value revaluation of the interest retained by Eni in the venture (approximately 50% of the overall gain). For a breakdown of identified gains and losses by business segments, refer to the reconciliation of the Non-GAAP measures to the most comparable performance measures calculated in accordance with IFRS, in the Operating prof it (loss) by segment section.

The table below sets forth details of the identified gains and losses included in the net results during the period presented.

	Year ended December 31,
	2023	2022	2021
	(€ million)
Identified gains and losses of operating profit (loss)	4,986	3,440	(1,186)
- environmental charges	648	2,056	271
- impairment losses (impairments reversal), net	1,802	1,140	167
- impairment of exploration projects		2	247
- net gains on disposal of assets	(11)	(41)	(100)
- risk provisions	39	87	142
- provision for redundancy incentives	158	202	193
- commodity derivatives	1,255	(389)	(2,139)
- exchange rate differences and derivatives	(16)	149	183
- other	1,111	234	(150)
Net finance (income) expense	30	(127)	(115)
of which:
- exchange rate differences and derivatives reclassified to operating profit (loss)	16	(149)	(183)
Net (income) expense from investments	(698)	(2,834)	851
of which:
- gain on the SeaCorridor deal	(834)
- gain on the divestment interest of Vår Energi		(448)
- net gains on the divestment of Angolan assets		(2,542)
Income taxes	(1,180)	(683)	19
Total non core gains and losses of net profit (loss)	3,138	(204)	(431)
Attributable to:
- non-controlling interest	(11)	(19)
- Eni's shareholders	3,149	(185)	(431)

The item “other charges/ (gains)” mainly related to the GGP segment for about €0.8 billion. See the segmental review below.

The Group underlying performance – i.e. excluding the identified gains and losses as well as the inventory holding profit – was an adjusted operating profit of €13,805 million compared to €20,386 million in 2022, down by approximately 32% or €6.58 billion. This performance reflected the lower contribution by the E&P segment (down by €6.54 billion) due to a reduction in crude oil and natural gas prices that impacted realizations on equity production and the derecognition of the subsidiaries operating in Angola which were contributed to the Azule Energy Holdings JV effective August 1st 2022, the underperformance of the Chemical business (with a loss of €0.6 billion) due to a slowdown in demand and cost disadvantages, and finally a significantly deteriorated refining scenario leading to a sharp contraction of Refining adjusted operating profit (down by €1 billion). These negative trends were offset by the Global Gas and LNG portfolio segment delivering a significant performance with a profit of €3.2 billion (up by €1.2 billion) leveraging on portfolio optimizations, contract renegotiations and a settlement of an arbitration, as well as by increasis at Enilive and Plenitude & Power.

Excluding identified items and the inventory evaluation profit, adjusted net profit for 2023 was €8,322 million, a €4,979 million decrease compared to 2022. The result was driven by a lower operating performance and results from equity accounted entities. The Group tax rate, excluding identified items (see paragraph “Taxes” of this item), was 44% and was higher than in 2022 (39% in 2022) as a result of the impact of the UK energy profit levy (effective from the third quarter 2022), adverse scenario effects and the impact of E&P non-deductible expenses particularly the write-off of exploration expenses. This was partly offset by a higher proportion of the taxable profit earned by Italian subsidiaries.

The table below provides a reconciliation of those Non-GAAP measures to the most comparable performance measures calculated in accordance with IFRS.

	Year ended December 31,
	2023	2022	2021
	(€ million)
GAAP operating profit (loss)	8,257	17,510	12,341
Inventory holding (gains) and losses	562	(564)	(1,491)
Identified net (gains) losses	4,986	3,440	(1,186)
Total net items in operating profit	5,548	2,876	(2,677)
Non-GAAP operating profit (loss)	13,805	20,386	9,664
GAAP net profit (loss)	4,771	13,887	5,821
Inventory holding (gains) and losses, post tax	402	(401)	(1,060)
Identified net (gains) losses, post tax	3,149	(185)	(431)
Total net items in net profit	3,551	(586)	(1,491)
Non-GAAP net profit (loss)	8,322	13,301	4,330

Trading environment

	2023	2022	2021
Average price of Brent dated crude oil in U.S. dollars (1)	82.62	101.19	70.73
Average price of Brent dated crude oil in euro(2)	76.43	96.09	59.8
Average EUR/USD exchange rate(3)	1.081	1.053	1.183
Standard Eni Refining Margin (SERM)(4)	10.1	8.5	(0.9)
Euribor - three month euro rate % (3)	3.43	0.35	(0.55)

(1)	Price per barrel. Source: Platt’s Oilgram.
(2)	Price per barrel. Source: Eni’s calculations based on Platt’s Oilgram data for Brent prices and the EUR/USD exchange rate reported by the European Central Bank (ECB).
(3)	Source: ECB.
(4)	In $/BBL FOB Mediterranean Brent dated crude oil. Source: Eni calculations, as difference between the cost of a barrel of Brent crude oil and the value of the products obtained according to the standard yields of the Eni refining system, less expenses for industrial utilities (mainly energy expenses indexed at the cost of natural gas).

Group profit and loss

The table below sets forth a summary of Eni’s profit and loss account for the periods indicated. All line items included in the table below are derived from the Consolidated Financial Statements prepared in accordance with IFRS. For the disclosure on 2022 Group results compared to 2021 see the Annual Report on Form 20-F 2022, filed to the SEC on April 5, 2023.

	Year ended December 31,
	2023	2022	2021
	(€ million)
Sales from operations	93,717	132,512	76,575
Other income and revenues (1)	1,099	1,175	1,196
Total revenues	94,816	133,687	77,771
Operating expenses	(77,221)	(105,497)	(58,716)
Other operating (expense) income	478	(1,736)	903
Depreciation, depletion and amortization	(7,479)	(7,205)	(7,063)
Impairment reversals (impairment losses) of tangible and intangible and right of use assets, net	(1,802)	(1,140)	(167)
Write-off of tangible and intangible assets	(535)	(599)	(387)
OPERATING PROFIT (LOSS)	8,257	17,510	12,341
Finance income (expense)	(473)	(925)	(788)
Income (expense) from investments	2,444	5,464	(868)
PROFIT (LOSS) BEFORE INCOME TAXES	10,228	22,049	10,685
Income taxes	(5,368)	(8,088)	(4,845)
Net profit (loss)	4,860	13,961	5,840
Attributable to:
- Eni's shareholders	4,771	13,887	5,821
- Non-controlling interest	89	74	19

(1)	Includes, among other things, contract penalties, income from contract cancellations, gains on disposal of mineral rights and other fixed assets, compensation for damages and indemnities and other income.

Analysis of the line items of the prof it and loss account

a) Sales from operations

The table below sets forth, for the periods indicated, sales from operations generated by each of Eni’s business segments including intragroup sales, together with consolidated sales from operations.

	Year ended December 31,
	2023	2022	2021
	(€ million)
Exploration & Production	23,903	31,194	21,742
Global Gas & LNG Portfolio	20,139	48,586	20,843
Enilive, Refining and Chemicals	52,558	59,178	40,374
Plenitude & Power	14,256	20,883	11,187
Corporate and other activities	1,972	1,886	1,698
Consolidation adjustments	(19,111)	(29,215)	(19,269)
SALES FROM OPERATIONS	93,717	132,512	76,575

2023 compared to 2022. Sales from operations (revenues) for 2023 (€93,717 million) decreased by €38,795 million from 2022 (or down by 29.3%) reflecting a downturn in the commodity environment which took place in 2023 (with a negative impact of approximately €40 billion) and a decline in volume sold in the Exploration & Production segment (with negative impact of €2.2 billion) mainly attributable to the derecognition of Eni's subsidiaries operating in Angola from August 1, 2022 thus contributing for eight months to the 2022 revenues, and in the GGP segment (an impact of -€7.7 billion) due to sharply lower offtakes related to supply contracts from Russia. The appreciation of 3% of the average EUR vs USD exchange rate in 2023 reduced revenues in the E&P segment by an estimated €0.7 billion. These negatives were partly offset by the increase of €5 billion due to higher traded volumes activities in the Refining business.

The detailed effects of scenario trends as well as volume/mix on the changes (2023 vs. 2022) in sales from operations are reported in the table below.

Sales from operations: change 2023 vs 2022	change	of which:	price effects	volume/mix
	(€ billion)
E&P	(7.3)		(5.1)	(2.2)

GGP	(28.4)		(20.8)	(7.7)

Enilive and Refining	(5.3)		(10.8)	5.5

Chemicals	(2.0)		(1.2)	(0.8)

Plenitude & Power	(6.6)		(5.4)	(1.2)

Other income and revenues

2023 compared to 2022. Eni’s other income and revenues amounted to €1,099 million in 2023 and include the share of lease repayments debited to joint operators in Eni-led upstream projects (€121 million), as well as revenues from patents, licenses and royalties.

b) Operating expenses

The table below sets forth the components of Eni’s operating expenses for the periods indicated.

	Year ended December 31,
	2023	2022	2021
	(€ million)
Purchases, services and other	73,836	102,529	55,549
Impairment losses (impairment reversals) of trade and other receivables, net	249	(47)	279
Payroll and related costs	3,136	3,015	2,888
Operating expenses	77,221	105,497	58,716

2023 compared to 2022. Operating expenses for 2023 (€77,221 million) decreased by €28,276 million compared to the prior year, down by 26.8%, primarily reflecting the decrease of purchases, services and other costs (€28,693 million; down by 28.0% vs. 2022) mainly due to lower supply costs of hydrocarbons (natural gas under long-term supply contracts, refinery and chemical feedstocks).

Payroll and related costs (€3,136 million) increased by €121 million from 2022 (up by 4%) mainly due to extraordinary measures taken to help the disposable income of the Group employees in Italy through the award of a lump sum and other benefits, which was implemented at the end of 2023.

c) Depreciation, depletion, amortization, impairment losses (impairment reversals) net and write-off

The table below sets forth a breakdown of depreciation, depletion, amortization, impairment losses (impairment reversals) net and write-off for the periods indicated.

	Year ended December 31,
	2023	2022	2021
	(€ million)
Exploration & Production	6,148	6,017	5,976
Global Gas & LNG Portfolio	233	217	174
Enilive, Refining and Chemicals	524	506	512
Plenitude & Power	466	358	286
Corporate and other activities and impact of unrealized intragroup profit elimination	108	107	115
Total depreciation, depletion and amortization	7,479	7,205	7,063
Impairment losses (impairment reversals) of tangible and intangible assets, goodwill and right of use assets, net	1,802	1,140	167
Write-off of tangible and intangible assets	535	599	387
Total depreciation, depletion, amortization, impairment losses (impairment reversals) of tangible and intangible and right of use assets, net and write off of tangible and intangible assets	9,816	8,944	7,617

2023 compared to 2022. In 2023, depreciation, depletion and amortization charges (€7,479 million) increased by €274 million from 2022, mainly in the Exploration & Production segment following start-ups and ramp-ups of new projects, partly offset by the appreciation of the euro against the US dollar, as well as certain plants start-ups in the Plenitude & Power segment.

In 2023, the Group recorded impairment losses at property, plant and equipment for a total amount of €1,802 million, out of which €1,037 million were driven by forecasts of lower natural gas prices and downward reserve revisions, affecting properties in Italy, the USA and Turkmenistan, net of a revaluation of an oilfield in Congo due to better performance. The Enilive, Refining and Chemical segment incurred €764 million of impairment losses driven by a reduced profitability outlook in the petrochemicals segment resulting in the book values of plants in the intermediates, styrene’s and elastomers segments being marked down to their lower recoverable amounts recognizing an impairment loss of €405 million, and the write-off of expenditures incurred in the year for compliance and stay-in-business at certain Cash Generating Units with expected negative cash flows.

Write-off of tangible and intangible assets amounted to €535 million and mainly related to the E&P segment as capitalized costs of suspended exploratory wells were expensed through profit due to the negative assessment of recoverable reserves or economic feasibility of exploration projects in Egypt, Mexico, Mozambique, Morocco, the United Arab Emirates and Lebanon, as well as exploration mineral rights because the Company decided to stop pursuing the underlying initiatives.

  d) Operating prof it (loss) by segment

The table below sets forth Eni’s operating profit by business segment for the periods indicated.

	Year ended December 31,
	2023	2022	2021
	(€ million)
Exploration & Production	8,549	15,963	10,113
Global Gas & LNG Portfolio	2,431	3,730	899
Enilive, Refining and Chemicals	(1,397)	460	45
Plenitude & Power	(464)	(825)	2,355
Corporate and other activities	(943)	(1,956)	(863)
Impact of unrealized intragroup profit elimination	81	138	(208)
Operating profit (loss)	8,257	17,510	12,341
Exploration & Production. In 2023, the Exploration & Production segment reported an operating profit of €8,549 million, with a decrease of €7,414 million compared to the operating profit of €15,963 million reported in 2022. The decrease was driven by lower prices of hydrocarbons reflecting an unfavorable commodity environment, the derecognition of the Angolan subsidiaries which took effect from August 1, 2022, therefore impacting year-over-year comparability of E&P operating profit. Finally the appreciation of the EUR vs USD exchange rate negatively affected the operating profit by an estimated €0.44 billion. In 2023, Eni’s average prices for crude oil and natural gas liquids decreased on average by 15.4%, compared to a decrease of 18.4% recorded in international oil prices for the Brent market benchmark, with the difference due to Eni’s production mix. Eni’s average natural gas prices decreased by 21.6%, better than the decline in European or other market benchmarks as the Group natural gas equity production is mostly indexed to the price of crude oil.

In reviewing the performance of the Company’s business segments and with a view to better explaining year-on-year changes in segment performance, management generally excludes the identified gains and losses presented below to assess the underlying industrial trends and obtain a better comparison of core business performance across reporting periods. In 2023, identified gains and losses included impairment losses of €1,037 million, credit loss provisions (€129 million, which is reported in the item “other” charges and gains) just for the part of the expected loss related to temporary conditions of the receivables which are expected to reverse in future periods or because another transaction was pending with the debtor, environmental provisions (€81 million) and provisions for redundancy incentives (€40 million).

Excluding those items, the E&P segment reported a Non-GAAP operating profit of €9,934 million, with a decrease of €6,535 million from 2022, down by 39.7%, driven by lower realizations in US dollars at equity production the establishment of the Azule Energy Holdings JV as explained above, and a negative impact of movements in the EUR vs USD exchange rate.

	change	of which:	price effects	volume/mix effects
	(€ million)
Change in E&P Non-GAAP operating profit (loss) 2023 vs. 2022	(6,535)		(4,889)	(1,646)

	Year ended December 31,
	2023	2022	2021
Exploration & Production	(€ million)
GAAP operating profit (loss)	8,549	15,963	10,113
Impairment losses (impairment reversals), net	1,037	432	(1,244)
Net gains on disposal of assets	2	(27)	(77)
Environmental provisions	81	30	60
Risk provisions	7	34	113
Reclassification of currency derivatives and translation effects to management measure of business performance	62	(54)	(3)
Write off of exploration projects	0	2	247
Other	196	89	131
Total identified gains and charges	1,385	506	(773)
Non-GAAP operating profit (loss)	9,934	16,469	9,340
116

Global Gas & LNG Portfolio (GGP)

In 2023, the GGP segment reported an operating profit of €2,431 million compared to a profit of €3,730 million in 2022. The decrease was negatively affected by movements in fair-valued commodity derivatives (from a gain of around €1.8 billion in 2022 to a loss of €97 million in 2023), a large part of which was lacking correlation with the underlying performance due to the accounting under IFRS, as well as lower sales volumes, reduced natural gas prices and volatility which negatively affected optimization and trading opportunities, partly offset by the gains recognized on contract renegotiations and the settlement of an arbitration.

In reviewing the performance of the Company’s GGP business segment and with a view to better explaining year-on-year changes in the segment performance, management generally excludes certain fair-valued commodity derivatives with gains and losses recognized through to profit to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods.

We enter into commodity and currency derivatives to reduce our exposure to: (i) the commodity risk due to different indexation between the purchase cost and the selling price of gas or to lock in a commercial margin once a sale contract has been signed or is highly probable; and (ii) the underlying exchange rate risk due to the fact that our selling prices are indexed to the euro and our supply costs are denominated in dollars. These derivatives normally hedge the Group net exposure to commodities and exchange rates but do not meet the requirements for being accounted for as hedges in accordance to IFRS. We also entered as part of our ordinary activities into forward gas sale contracts which are intended to be settled with the delivery of the commodity and which are accounted at fair value because they were not eligible for the own use exemption at their inceptions, whereas the purchase costs of gas were accounted on an accrual basis.

In explaining year-on-year changes and in evaluating the business performance, management believes that is appropriate to exclude the fair value of commodity derivatives which lacked the formal criteria to be accounted for as hedges or were not eligible for the own use exemption, including the ineffective portion of cash flow hedges. We also excluded from our measure of underlying performance the effects of the settlement of certain commodity derivatives of which the underlying physical transaction had yet to be finalized with the delivery of the commodity. Furthermore, although the Group classifies within net finance expense those gains and losses on currency derivatives, as well as on the alignment of trade receivables and payables denominated in dollars into the accounts of euro subsidiaries at the closing rate, we believe that it is appropriate to consider those gains and losses on currency derivatives and currency differences at our dollar-denominated trade payables and receivables as part of the underlying business performance.

In 2022, those fair value effects on commodity derivatives amounted to a gain of €1.8 billion due to certain fixed-price forward sales which fair values reflected a rapid decrease in natural gas prices at year end.

In 2023, identified items excluded a loss determined as a timing difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS as measured at the balance sheet date and the management’s own measure of performance, which considers the storage injection season and the withdrawal season and defer the margins captured by leveraging the seasonal “summer vs. winter” spreads in gas prices net of the effects of the associated commodity derivatives to when those volumes held in storage are actually sold, normally during the next withdrawal winter season.

Excluding the below-listed gains and charges, the GGP segment reported a Non-GAAP operating profit of €3,247 million, with an increase of €1,184 million from 2022. This improvement was mainly driven by the benefits associated with contract renegotiations and a favorable settlement of an arbitration. Furthermore, the segment’s margins were supported by continuous initiatives of portfolio optimizations, which allowed the business to take advantage of the volatility in natural gas and LNG markets, while managing the underlying risks and ensuring supplies to customers. However, gains recorded in connection with portfolio optimizations were lower than in 2022 because the level of both natural gas prices and volatility was significantly lower.

	change	of which:	price effects	contract renegotiations and risk provisions
	(€ million)
Change in GGP Non-GAAP operating profit (loss) 2023 vs. 2022	1,184		(377)	1,561

	Year ended December 31,
	2023	2022	2021
Global Gas & LNG Portfolio	(€ million)
GAAP operating profit (loss)	2,431	3,730	899
Impairment losses (impairment reversals), net	(1)	(12)	26
Provision for redundancy incentives	4	4	5
Fair value gains/losses on commodity derivatives	97	(1,805)	(207)
Reclassification of currency derivatives and translation effects to management measure of business performance	(105)	244	206
Other	821	(98)	(349)
Total identified gains and charges	816	(1,667)	(319)
Non-GAAP operating profit (loss)	3,247	2,063	580

Enilive, Refining and Chemicals. In 2023, the Enilive, Refining and Chemicals segment reported an operating loss of €1,397 million, compared to an operating profit of 460 million in 2022, a decrease of €1,857 million, driven by a margin and volume downturn in the Chemical business, lower refining margins and a one-billion swing in the accounting value of oil and products inventories due lower prices as the value of inventories is stated at the weighted-average cost of supplies of the last quarter of the year.

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

In addition to the inventory holding profit (or loss), the identified items of this segment for the year 2023 comprised environmental provisions of €373 million, impairment losses of chemical plants to reflect a reduced profitability outlook (€405 million), as well as the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows in the Refining business (€359 million).

In reviewing the performance of the Company’s business segments and with a view to better explaining year-on-year changes in the segment performance, management generally excludes the inventory holding gain (or loss) and the other identified gains and losses described above in order to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods. Excluding those items, the Enilive and Refining business reported a Non-GAAP operating profit of €1,169 million (an operating profit of €2,183 million in 2022), while the Chemical business reported a Non-GAAP operating loss of €614 million (a loss of €254 million in 2022).

In 2023, Eni’s refining business with a Non-GAAP operating profit of €441 million was negatively affected by narrowing spreads between heavy/sour crude qualities vs light/sweet crudes like Brent, due to lower supplies of the former in the Mediterranean area as a result of the sanction regime against Russia’s crude oil and production cuts implemented by OPEC+ countries. Lower supplies of those crude qualities negatively affected the profitability of Eni’s complex refineries by reducing the cost advantage in processing low quality crudes that normally trade at a discount vs. Brent to reflect their lower yields of valuable fuels. Therefore, in an environment of narrowing differentials Eni’s complex refineries stand to be hit. Lower plant energy expenses driven by a fall in European prices help soften the reduced margins on throughput.

The reduction in the results of the refining business line was partly offset by better performance of Enilive (Non-GAAP operating profit of €728 million) and increased sales volumes of biofuels (up by 48%).

	change	of which:	price effects	volume/mix/cost measures
	(€ million)
Change in Enilive and Refining Non-GAAP operating profit (loss) 2023 vs. 2022	(1,014)		(959)	(55)

The Chemical business reported a non-GAAP operating loss of €614 million in 2023, compared to a loss of €254 million in 2022 due to lower demand across all business segments driven by a slowdown in the macro environment and comparatively higher production costs in Europe for energy inputs, which reduced the competitiveness of Versalis production with respect to US and Asian players.

	change	of which:	price effects	volume/mix/cost measures
	(€ million)
Change in Chemicals' Non-GAAP operating profit (loss) 2023 vs. 2022	(360)		(333)	(27)

	Year ended December 31,
	2023	2022	2021
Enilive, Refining and Chemicals	(€ million)
GAAP operating profit (loss)	(1,397)	460	45
(Profit) loss on inventory	604	(416)	(1,455)
Environmental provisions and other costs	373	962	150
Impairment losses (impairment reversals), net	764	717	1,342
Net gains on disposal of assets	(9)	(10)	(22)
Risk provisions	19	52	(4)
Provision for redundancy incentives	46	46	42
Fair value gains/losses on commodity derivatives	14	4	50
Reclassification of currency derivatives and translation effects to management measure of business performance	24	(33)	(14)
Other	117	147	18
Total identified gains and charges	1,952	1,469	107
Non-GAAP operating profit (loss)	555	1,929	152
- Enilive	728	672	n.a.
- Refining	441	1,511	n.a.
- Chemicals	(614)	(254)	198

Plenitude & Power

In 2023, this segment reported an operating loss of €464 million, an improvement of €361 million compared to the loss of €825 million of the previous year, mainly due to the positive performance of the gas retail business and leveraging on the integrated business model which benefited from the improved pricing dynamics.

The items excluded from GAAP operating loss in determining the Non-GAAP measure of profitability mainly include effects associated with commodity fair-valued derivatives, lacking the formal criteria to be classified as hedges under IFRS which amounted to a loss of €1,144 million.

Excluding those charges, the Plenitude & Power segment reported a Non-GAAP operating profit of €681 million, with an increase of €66 million from 2022, or 10.7%. The retail gas and power business and the renewables business managed by Plenitude reported a Non-GAAP operating profit of €515 million, up by €170 million year-on-year driven by higher margins at the retail business in Italy leveraging cross-selling opportunities of the integrated value chain, increased sales volumes of renewables electricity and better results in France.

The power business reported an adjusted operating profit of €166 million (down by €104 million) due to a deteriorated price scenario in the wholesales electricity market and lower revenues from participating to the despatching services market.

Corporate and Other activities. These activities are mainly cost centers comprising holdings, financing and treasury activities in support of operating subsidiaries, central functions like legal counselling, human resources, captive insurance activities, general and administrative support, as well as research and development, new technologies, business digitalization and the environmental activity developed by the subsidiary Eni Rewind. Furthermore, from the fourth quarter of 2023 and effective January 1, 2023, the results of CCUS and Agribusiness of Eni have been included in the “Corporate and other activities” reporting segment whereas previously they were reported as part of the Exploration & Production segment results. Comparative reporting periods of 2022 have been restated accordingly; however the overall impact was immaterial. More information on the Company's segment reporting is disclosed in note n.35 to the Consolidated Financial Statements.

The aggregate Corporate and Other activities reported an operating loss of €943 million in 2023 compared with a loss of €1,956 million reported in 2022. The reduced loss reflected lower environmental charges (€193 million in 2023 compared to more than €1 billion in 2022 which is mainly referred to reliable estimate of the future costs of the reclamation of groundwater) mainly relating to lower environmental provisions taken at dismissed Italian industrial hubs. Those charges were treated as identified items. Net of those charges, expenses of support departments were almost stable.

e) Net f inance expenses

The table below sets forth a breakdown of Eni’s net financial expenses for the periods indicated:

	Year ended December 31,
	2023	2022	2021
	(€ million)
Income (expense) on derivative financial instruments	(61)	13	(306)
of which - Derivatives on exchange rate	(63)	(70)	(322)
- Derivatives on interest rate	2	81	16
- Options		2
Exchange differences, net	255	238	476
Finance expense from banks on short and long-term debt	(874)	(635)	(569)
Interest expense for lease liabilities	(267)	(315)	(304)
Interest income due to banks	356	57	4
Net income from financial assets measured at fair value through profit or loss	284	(55)	11
Finance expense due to the passage of time (accretion discount)	(341)	(199)	(144)
Other finance income and expense, net	81	(67)	(24)
	(567)	(963)	(856)
Finance expense capitalized	94	38	68
NET FINANCE EXPENSES	(473)	(925)	(788)

In 2023, net finance expenses were €473 million, €452 million lower than in 2022. The reduction in net financial expense in 2023 compared to 2022 was due to the Company having taken out a large part of its loans at fixed rates, whereas interest income from cash deposits benefited from a rising yield environment in 2023, whereas fair-valued financial assets held for trading recorded significant gains because the yield curve flatted in the final months of 2023.

f) Net income from investments

The table below sets forth a breakdown of Eni’s net income from investments for the periods indicated:

	Year ended December 31,
	2023	2022	2021
	(€ million)
Share of gains (losses) from equity-accounted investments	1,336	1,841	(1,091)
Dividends	255	351	230
Net gains (losses) on disposals	430	483	1
Other income (expense), net	423	2,789	(8)
	2,444	5,464	(868)

In 2023 the Group reported a net profit from investments of €2,444 million, down by about €3 billion from 2022 due the gain of €2,789 million recognized in 2022 mainly on the divestment of Eni’s subsidiaries in Angola which were contributed to the newly-established Azule Energy JV, operational from August 1, 2022. Eni’s share of profits generated by equity-accounted investments was €1,336 million and was mainly driven by profits in the Exploration&Production segment (€1,009 million), the Enilive, Refining and Chemicals segment (€343 million) and the GGP segment (€49 million), partly offset by losses at Plenitude & Power segment (€55 million) and Corporate and other activities (€10 million) segment. Eni’s share of profits from equity-accounted investments declined by about €0.5 billion from 2022 due to price effects, partly offset by the full contribution of the Azule Energy JV. A break-down of profits earned for the main investments is provided below:

(i)	in E&P, we recognized a profit of €356 million at the Vår Energi, a decrease of €335 million from 2022 due the lower hydrocarbons prices;
(ii)	the Enilive and Refining ADNOC Refining&Trading associate, where we recognized a profit of €418 million, down from €529 million in the previous year due to lower refining margins;
(iii)	the E&P Azule Energy Holdings joint venture, where we recognized a profit of €653 million;
(iv)	the E&P Mozambique Rovuma Venture SpA associate for €47 million;
(v)	the GGP SeaCorridor associate for €49 million;
(vi)	the joint venture Saipem, where we recognized a profit of €56 million, reverting a prior-year loss due the effects of an ongoing restructuring and improved end-markets.

Dividends of €255 million were paid by minority investments in certain entities which were designated at fair value through other comprehensive income under IFRS 9, except for dividends which were recorded through profit. These entities mainly comprised Nigeria LNG Ltd (€179 million), and Saudi European Petrochemical Co (€55 million).

A gain of €420 million was recorded on the divestment of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines following the deal with Snam and other non-strategic assets. The retained interests in the newly-established joint venture was aligned to fair value with a gain through profit and loss of €414 million included in the line item “other income”.

g) Taxes

In 2023, income taxes decreased by €2,720 million to €5,368 million and compared to the pre-tax profit of €10,228 million resulted in a tax rate of 52.5% (compared to 36.7% in 2022), driven by unfavorable price effects and the negative impact of the deal involving the establishment of Azule Energy Holdings JV on the 2023 tax rate, whereas the 2022 tax rate benefitted from Angolan activities being consolidated until loss of control (August 1, 2022).

In 2022, income taxes included an extraordinary solidarity tax for the year 2022 (€1,036 million) enacted in Italy by Law No. 51 of May 20, 2022, as well as the UK Energy profit levy. Furthermore, the 2022 income taxes included an extraordinary contribution as enacted by Law No. 197 of December 29, 2022 (Italian 2023 Budget Law) calculated on the 2022 taxable income, determined considering the distribution of certain revaluation reserves of the parent company.

The adjusted tax rate, which exclude the impact of identified gains and losses, is the measure of tax rate tracked by management, and increased by 5 percentage points in 2023 compared to 2022, to 44.4% due to the impact of the UK energy profit levy (effective from the third quarter 2022), adverse price effects and the impact of E&P non-deductible expenses particularly the write-off of exploration expenses, as well as the transaction involving Azule Energy Holdings JV. Those negatives were partly offset by a higher proportion of the taxable profit earned by Italian subsidiaries, which are subject to a lower tax rate (excluding the solidaristic, one-off contributions mentioned above).

In 2023 the uptrend in hydrocarbons and electricity prices that began in 2021 driven by the post-Covid economic recovery, has moderated due to a global slowdown and an uncertain recovery in China. However, the costs of fuels and energy has remained elevated, particularly in Europe, and has significantly and adversely affected businesses’ profit margins and households’ disposable income. In response to high energy costs, several jurisdictions where we operate have refrained from reducing the fiscal take on the energy sector. In the UK a temporarily windfall tax on oil companies’ profits has been increased by ten percentage points in 2023 compared to the initial rate of twenty-five percentage points in 2022. In Italy, a solidaristic contribution enacted at the end of 2022 by the Italian 2023 budget law, marking the second of this type of measure in the same year, was confirmed in its original formulation without exempting certain equity reserves that Eni believed to lack correlation with the taxable income from operations. Therefore, the amount accrued in 2022 for this latter Italian solidaristic contribution of €1.1 billion did not undergone any adjustment. As a result of those windfall taxes, the Group incurred a cash-out of about €0.6 billion in 2023, after having disbursed about €1.2 billion in 2022; part of the payment of the €1.1 billion Italian solidaristic contribution has been deferred to 2024 thanks to certain implementing rules (€0.45 billion).

Liquidity and capital resources

Eni’s cash requirements for working capital, dividends to shareholders, capital expenditures, acquisitions and share repurchases over the past three years were financed primarily by a combination of funds generated from operations, issues of equity investments (hybrid bonds) and divestments of property, plant and equipment and investments or the reimbursement of operating financing receivables owed to Eni by unconsolidated entities. The Group continually monitors the balance between cash flow from operating activities and net expenditures targeting a sound and balanced financing structure.

The following table summarizes the Group cash flows and the principal components of Eni’s change in cash and cash equivalent for the periods indicated.

This cash flow statement is a GAAP measure of cash flow and is presented herein to help readers understand the change in the year of the Group net borrowings which is a NON-GAAP measure as explained further on.

	Year ended December 31,
	2023	2022	2021
	(€ million)
Net profit (loss)	4,860	13,961	5,840
Adjustments to reconcile net profit to net cash provided by operating activities:
- amortization and depreciation charges, impairment losses, write-off and other non monetary items	7,781	4,369	8,568
- net gains on disposal of assets	(441)	(524)	(102)
- dividends, interest, taxes and other changes	5,596	8,611	5,334
Changes in working capital related to operations	1,811	(1,279)	(3,146)
Dividends received by equity investments	2,255	1,545	857
Taxes paid	(6,283)	(8,488)	(3,726)
Interests (paid) received	(460)	(735)	(764)
Net cash provided by operating activities	15,119	17,460	12,861
Capital expenditures	(9,215)	(8,056)	(5,234)
Acquisition of investments and businesses	(2,592)	(3,311)	(2,738)
Disposals of consolidated subsidiaries, businesses, tangible and intagible assets and investments	596	1,202	404
Other cash flow related to investing activities	(348)	2,361	289
Net cash inflow (outflow) related to financial activities	2,194	786	(4,743)
Changes in short and long-term finance debt	315	(2,569)	(244)
Repayment of lease liabilities	(963)	(994)	(939)
Dividends paid, share repurchases and changes in minority interest and reserves	(4,882)	(4,841)	(2,780)
Net issue (repayment) of perpetual hybrid bond	(138)	(138)	1,924
Effect of changes in consolidation and exchange differences of cash and cash equivalent	(62)	16	52
Net increase (decrease) in cash and cash equivalent	24	1,916	(1,148)
Cash and cash equivalent at the beginning of the year	10,181	8,265	9,413
Cash and cash equivalent at year end	10,205	10,181	8,265

	Year ended December 31,
	2023	2022	2021
	(€ million)
Net cash provided by operating activities	15,119	17,460	12,861
Capital expenditures	(9,215)	(8,056)	(5,234)
Acquisitions of investments and businesses	(2,592)	(3,311)	(2,738)
Disposals of consolidated subsidiaries, businesses, tangible and intangible assets and investments	596	1,202	404
Other cash flow related to capital expenditures, investments and divestments	(348)	2,361	289
Repayment of lease liabilities	(963)	(994)	(939)
Net borrowings (1) of acquired companies	(234)	(512)	(777)
Net borrowings (1) of divested companies	(155)	142
Exchange differences on net borrowings and other changes	(1,061)	(1,352)	(429)
Dividends paid, share repurchases and changes in minority interest and reserves	(4,882)	(4,841)	(2,780)
Net issue (repayment) of perpetual hybrid bond	(138)	(138)	1,924
Change in net borrowings(1) before IFRS 16 effects	(3,873)	1,961	2,581
Repayment of lease liabilities	963	994	939
Inception of new leases and other changes	(1,348)	(608)	(1,258)
Change in net borrowings after IFRS 16 effects (1)	(4,258)	2,347	2,262
Net borrowings (1) at the beginning of the year	11,977	14,324	16,586
Net borrowings (1) at year end	16,235	11,977	14,324

(1)	Net borrowings is a non-GAAP financial measure. For a discussion of the usefulness of net borrowings and its reconciliation with the most directly comparable GAAP financial measures see “Financial Condition” below.

In 2023, adjustments to reconcile the net profit reported in the year to net cash provided by operating activities mainly related to depreciation, depletion, amortization, net impairment charges and results of equity-accounted entities for €7,781 million. Adjustments to net profit also included accrued income taxes (€5,368 million) and net interest expense (€483 million), which were partly offset by amounts actually paid (€6,283 million and €460 million, respectively).

The dividends received by equity-accounted investments of €2,255 million mainly related to Vår Energi, Azule Energy Holdings, and Adnoc R&T, where other dividends recorded through profit of €255 million mainly related to Nigeria LNG.

a) Changes in working capital related to operations

In 2023, working capital generated an inflow of €1,811 million. This was mainly due to the decrease in the book value of oil, natural gas and refined products inventories accounted for under the weighted-average cost method, as well as a negative change in the fair value of commodity derivatives. Those inflows partly offset corresponding amounts recognized in the profit and loss account because the negative change in the book values of inventories is debited to profit and loss, and losses in the fair value of non-hedging commodity derivatives are charged to profit and loss. Other changes reflected the negative inflow(-€1,501 million) due to the balance between trade receivables collected (€3,322 million) and trade payables paid (-€4,823 million), which was affected by a lower amount of trade receivables factored with financing institutions, having the due date beyond the closing date of the financial statements, for €0.5 billion, as well as an increase of overdue trade receivables in Egypt.

	Year ended December 31,
	2023	2022	2021
	(€ million)
Exploration & Production	7,133	6,252	3,824
Global Gas & LNG Portfolio	16	23	19
Enilive, Refining and Chemicals	982	878	728
Plenitude & Power	740	631	443
Corporate and other activities	363	276	224
Impact of unrealized intragroup profit elimination	(19)	(4)	(4)
Capital expenditures	9,215	8,056	5,234
Acquisitions of investments and businesses	2,592	3,311	2,738
	11,807	11,367	7,972
Disposals of consolidated subsidiaries, businesses, tangible and intangible assets and investments	(596)	(1,202)	(404)

Capital expenditures totaled €9,215 million and €8,056 million, respectively in 2023 and in 2022.

For a discussion of capital expenditures by business segment and a description of year-on-year changes see “Capital expenditures by segment”.

Cash outflows for acquisitions of €2,592 million mainly related to the acquisition of bp’s natural gas activities in Algeria, the Chevron interest in the Indonesian assets, the interest in the St. Bernard (Chalmette) biorefinery in US, the purchase of the remaining participating interest in Novamont, the Plenitude’s renewable assets, and the final price installment of the acquisition of PLT group made late in 2022. These outflows were partly offset by the divestment of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines following the deal with Snam and other non-strategic assets.

b) Dividends paid, share repurchases and changes in non-controlling interests and reserves

In 2023, dividends paid and changes in non-controlling interests and reserves (€3,082 million) related to the dividends paid to Eni shareholders (€3,046 million which comprised two quarterly installments of the 2022 dividend for about €1.5 million and the first and the second quarterly installment of the 2023 dividend of €0.22 per share each, amounting to €1.5 billion). As part of the 2023 buy-back program, the company purchased own shares for an amount of €1,803 million.

As of March 5, 2024, the 2023 buy-back program was completed with an overall amount of 153.5 million shares purchased for a cash outlay of €2,200 million.

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

Financial assets measured at fair value through profit or loss constituting part of the Group’s liquidity reserves amounted to €6.8 billion as of end of 2023 and were accounted as mark-to-market financial instruments. Of this amount, fixed income securities issued by industrial companies and financial institutions were €5.2 billion. Although the fair value of these investments is netted from financial debt in our calculation of net borrowings, there is no certainty that these investments could be readily monetizable at their carrying value, particularly in the event of market stress. For further information, see “Item 18 – Note 7 – Financial assets at fair value through profit and loss – of the Notes to the Consolidated Financial Statements”. Non-operating financing receivables consist mainly of deposits with banks and other financing institutions and deposits in escrow (mainly cash deposits established as a collateral of derivative transactions).

Management believes that net borrowings is a useful measure of Eni’s financial condition as it provides insight about the soundness of Eni’s capital structure and the ways in which Eni’s operating assets are financed. In addition, management utilizes the ratio of net borrowings to total shareholders’ equity including non-controlling interest (leverage) to assess Eni’s capital structure, to analyze whether the ratio between finance debt and shareholders’ equity is well balanced compared to industry standard s and to track management’s short-term and medium-term targets. Management continuously monitors trends in net borrowings and trends in leverage in order to optimize the use of internally-generated funds versus funds from third parties. The measure calculated in accordance with IFRS that is most directly comparable to net borrowings is total debt (short-term and long-term debt). The most directly comparable measure, derived from IFRS reported amounts, to leverage is the ratio of total debt to shareholders’ equity (including non-controlling interest). Eni’s presentation and calculation of net borrowings and leverage may not be comparable to other companies.

The tables below set forth the calculations of net borrowings and leverage for the periods indicated and their reconciliation to the most directly comparable GAAP measure.

	As of December 31,
	2023			2022
	Short-term	Long-term	Total	Short-term	Long-term	Total
Finance debt (short-term and long-term debt)	7,013	21,716	28,729	7,543	19,374	26,917
Lease liabilities	1,128	4,208	5,336	884	4,067	4,951
Cash and cash equivalents	(10,193)		(10,193)	(10,155)		(10,155)
Financial assets measured at fair value through profit or loss	(6,782)		(6,782)	(8,251)		(8,251)
Non operating financing receivables	(855)		(855)	(1,485)		(1,485)
Net borrowings including lease liabilities	(9,689)	25,924	16,235	(11,464)	23,441	11,977

	As of December 31,
	2023	2022
	(€ million)
Shareholders’ equity including non-controlling interest as per Eni’s Consolidated Financial Statements prepared in accordance with IFRS	53,644	55,230
Ratio of finance debt including lease liabilities to total equity	0.63	0.58
Less: ratio of cash, cash equivalents and certain liquid investments not related to operations to total equity	(0.33)	(0.36)
Ratio of net borrowing to total equity	0.30	0.22
Ratio of net borrowing excluding lease liabilities to total equity	0.20	0.13

At December 31, 2023, total finance debt of €28,729 million consisted of €7,013 million of short-term debt (including the portion of long-term debt due within twelve months equal to €2,921 million) and €21,716 million of long-term debt. At the same date, lease liabilities were €5,336 million (short-term portion €1,128 million).

Total finance debt included unsecured bonds for €17,684 million (including accrued interest and discount on issuance). Bonds maturing in the next 18 months amounted to €2,821 million (including accrued interest and discount).

Eni has established with financing institutions a sustainability-linked framework, on which basis the Group may issue securities and obtain financing which costs are indexed to the achievement of the following sustainability targets: (i) net carbon footprint upstream (GHG emission Scope 1 and 2) equal to or less than 5.2 million tons of CO2 equivalent by December 31, 2025; (ii) renewable energy installed capacity of at least or more than 5 GW December 31, 2025. In case the Company misses those targets, a step-up mechanism will be applied, increasing the interest cost.

As part of this framework, in 2023 Eni has issued two sustainability-linked bonds: a €2,000 million bond placed among retail investors and a €750 million bond as part of the Euro Medium Term Notes program reserved to institutional investors.

In addition, Eni placed a sustainability-linked senior unsecured convertible bond for a total nominal amount of €1,000 million.

In 2023, net borrowings including lease liabilities amounted to €16,235 million, representing a €4,258 million increase from 2022 driven by a reduction in net cash provided by operating activities.

IFRS 16 lease liabilities amounted to €5,336 million in 2023 (€4,951 million in 2022) and mainly related to the leased FPSO vessels relating to the offshore project OCPT in Ghana and in Area 1 off Mexico, as well as several minor assets like motorway concessions, land leases, service station leased for petroleum products marketing activities, as well as leases of vessels for shipping activities, leased buildings and the car fleet dedicated to the business of car sharing. The IFRS 16 lease liabilities included €480 million pertaining to joint operators in Eni-led upstream unincorporated joint ventures, which are expected to be recovered through a partner-billing process.

Net borrowings excluding the lease liabilities, which is the Non-GAAP measure of financial condition mostly tracked by management would amount to €10,899 million, up by €3,873 million compared to December 31, 2022.

The ratio of finance debt to total equity was 0.63 at 2023 year-end, including the IFRS 16 lease liability (0.58 at 2022 year-end). Total equity of €53,644 million decreased by €1,586 million from December 31, 2022. This was due to the net profit for the period (€4,860 million), the negative foreign currency translation differences (€2,010 million) reflecting the appreciation of the US dollar vs. the euro as of December 31, 2023 vs. December 31, 2022, the positive change in the cash flow hedge reserve of €541 million reflecting trends in gas prices, partly offset by the payment of dividends to Eni shareholders (two tranches of the 2022 dividend for €1.5 billion and the first and the second quarterly instalment of the 2023 dividend for €1.5 billion) as well as the buy-back of Eni shares (€1,837 million).

The Group Non-GAAP measure of its financial condition mostly tracked by management was leverage calculated by excluding the impact of IFRS 16 and was 0.20 at year end (0.13 at the end of 2022).

Capital expenditures by segment

Exploration & Production. In 2023, capital expenditures of the Exploration & Production segment amounted to €7,133 million, mainly related to the development of hydrocarbon fields (€6,293 million). Significant expenditures were directed mainly in Côte d'Ivoire, Congo, Egypt, Italy, the United Arab Emirates, Libya and Algeria. Exploration expenditures (€784 million) were directed in particular in Egypt, the United Arab Emirates, Mexico, Congo, Indonesia, Mozambique, Morocco, Cyprus, Lebanon, Oman, Tunisia and Algeria.

Global Gas & LNG Portfolio.

In 2023, capital expenditure in the Global Gas & LNG portfolio totaled €16 million.

Enilive, Refining and Chemicals. In 2023, capital expenditures in the Enilive, Refining and Chemicals segment amounted to €982 million and regarded mainly: (i) traditional and bio refining activity in Italy and outside Italy, biomethane activity (€621 million) for development initiatives, maintaining plants’ integrity and stay-in-business, as well as HSE initiatives; (ii) marketing activity (€174 million) mainly for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe.

Plenitude & Power. In 2023, capital expenditures in the Plenitude & Power segment amounted to €740 million and mainly related to development activities in the renewable business, acquisition of new customers as well as development of electric vehicles network infrastructure.

Recent developments and significant transactions

The table below sets forth certain indicators of the trading environment for the periods indicated:

	Three months ended March 31,	Three months ended March 31,
	2023	2024
Average price of Brent dated crude oil in U.S. dollars (1)	81.8	83.2
Average EUR/USD exchange rate (2)	1.072	1.086
Standard Eni Refining Margin (SERM) (3)	11.1	10.5
Gas at the TTF in $/mmBTU	17.4	8.7

(1)	Price per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In $/BBL, FOB Mediterranean Brent dated crude oil. Source: Eni calculations, as difference between the cost of a barrel of Brent crude oil and the value of the products obtained according to the standard yields of the Eni refining system, less expenses for industrial utilities.

In the period January 1 – March 31, 2024 the Brent crude oil price averaged 83 $/BBL and was substantially in line with the first quarter 2023 and has been trending slightly above our expectations. The refining margins in the first quarter 2024, as measured by our benchmark SERM of about 10.5 $/bbl have been trending slightly above our expectations for 2024 and was in line with the first quarter 2023. Natural gas spot prices at the European Title Transfer Facility have been averaging approximately 9 $/mmBTU and are trending below both our assumptions for 2024 and compared to the first quarter 2023 and this could negatively affect our results of operations in the first quarter 2024 and beyond. Finally the euro vs the US dollar exchange rate in the first quarter 2024 averaged at 1EUR = 1.09 USD and was in line with both our expectations and the first quarter 2023.

See “management expectations of operations” below.

The main business transactions that occurred in the first quarter 2024 are reported in Item 4.

Management’s expectations of operations

Business trends

Exploration & Production

In the next four-year plan 2024-2027, management is planning to increase the cash generation and returns in the E&P segment leveraging on profitable production growth, capital discipline, fast time-to-market of projects, and cost control. At the same time, we are planning to reduce CO2 direct emissions at our E&P operations. Our production plans and financial projections in the E&P segment are based on a flat Brent crude oil price scenario of 80 $/BBL in the four-year plan 2024-2027 in nominal terms (i.e. taking into account management’s own assumption on the inflationary rate going forward). The 2024 outlook features a small decline in crude oil prices (down by 4% from 2023) based on the assumptions of a balanced supply-demand environment and a “soft-landing” macroeconomic scenario and considering that global inventories are below recent year averages. Spot prices of natural gas are anticipated to continue the downward trend observed throughout 2023 due to an oversupplied market, with prices at the Title Transfer Facility “TTF”, the main European hub, and at the Italian PSV forecast to decline by about 30% from 2023 down to 10 $/mmBTU and then to partially recover in the subsequent years of our financial projections. Risks to that outlook include a more pronounced macroeconomic slowdown or a recession also due to tight monetary policies from central banks, a stronger USD dollar that could weaken growth in emerging economies and increase the cost of crude oil, continued production additions by US shale producers and other geographies (Brazil, Guyana, Canada) and the cohesion of the OPEC+ producer alliance in holding production discipline to support prices.

Post 2027, our Brent price assumptions in real terms (i.e. without taking into account inflation) are 68 $/bbl till 2033, then declining to 48 $ in 2050 to take into account our expectations of the energy transition impacts and a possible significant decline in demand for crude oil. Our long-term assumptions about the inflationary rate are about 2% per annum.

Due to those risks and uncertainties, management intends to retain a strong focus on capital and cost discipline, on shortening project cycles and on reducing the time-to-market of our reserves as levers to maintain our development projects profitable also at lower crude oil prices.

We plan to invest about €5.5-6 billion on average in the next four-year plan 2024-2027 to explore for and develop hydrocarbons reserves. Those expenditures do not include expected expenditures that will be incurred by our participated joint ventures and associates, like Var Energi and Azule Energy. Those equity-accounted entities are expected to self-finance their respective capital expenditure needs, without requiring shareholder’s funds. Furthermore, we expect to incur capital expenditures that will not be reported as part of the cash flow from investing activities in our future reporting periods since contractually deferred payment terms to suppliers will give rise to the recognition of finance payables.

We forecast hydrocarbons production (including our share of joint ventures and investees) to grow at a compounded average growth rate “CAGR” in a range of 3% - 4% in the four-year plan before portfolio activities. Including portfolio activities the CAGR is expected to be in the range of 2%, driven by organic developments, as well as the consolidation of the recently acquired assets of Neptune Energy, which is expected to add about 100 KBOE/d to our current production profile (also including our share of production of the associate Var Energi). Our production plans contemplate a gradual increase of the proportion of natural gas in the production mix till achieving a share higher than 60% by 2030 (including natural gas liquids).

Production growth in the four-year plan will be fueled by new fields start-ups and ramp-ups, mainly in Congo, Cote d’Ivoire, Libya, Indonesia, and Qatar.

We confirm our strategy designed to retain profitable and cash-generative E&P operation, leveraging successful exploration and effective development and field operation activities to accelerate the time-to-market of reserves and to reduce the full cycle cost of crude oil and hence the Brent breakeven price. The execution of an asset disposition plan will help bring forward the cash generation. Asset dispositions will target high-potential discoveries, where we retain large working interests and we can dilute our stakes maintaining the operatorship in line with our dual exploration model, as well as mature producing fields. The cash proceeds from asset disposals will reduce the cash requirements to fund the organic growth plans.

We believe that the designed strategy is warranted given current uncertainties in the short- and medium-term outlook due to a possible macroeconomic slowdown and risks of oversupplies, as well as the risks posed by the energy transition in a longer term.

We plan to carefully select our development projects against our pricing assumptions and minimum requirements of internal rates of return. We intend to reduce financial exposure and the execution risk leveraging a phased approach in developing our projects. Although we plan to deliver our planned projects on time and on budget, several of our projects are complex due to scale and reach of operations, environmentally sensitive locations, external conditions, including offshore operations, industry limits and other considerations including the risk factors described in Item 3. These constraints and factors might cause delays and cost overruns. In addition, costs of our industrial inputs (labor, materials, field services) are expected to rise driven by inflation, albeit at a smaller pace than in recent years. Our capital plans included our best assumptions of expected cost increases due to inflation. To deliver on our expected rate of returns at our projects we are planning to:

●

performing project activities in accordance with a parallel approach rather than a sequential one, for example the discovery appraisal and pre-fid activities, by upgrading existing plants and vessels and by deploying a phased project approach to achieve early start-up and then ramping up production, thus reducing the time-to-market and financial exposure; examples of this approach are the Baleine project in Côte d’Ivoire where we have refurbished and upgraded an existing vessel thus reducing the timing of first oil and the Congo LNG project, which has started operations in just twelve months following the investment decision thanks to utilization of existing facilities and technologies;

●	signing master agreements with our main supplies to maximize cost savings and by designing facilities using a modular approach that enables us to extend the useful lives of plants and vessels;
●	reducing the time to complete tender processes to sign up contracts with EPC contractors and other key suppliers reducing the risk of future price revisions;
●

leveraging near-field or infrastructure-led exploration that has proven to be successful at increasing the reserves at already producing fields thus enabling to exploit synergies from existing facilities; in recent years we made several discoveries of this type including the one in Côte d’Ivoire and others in Congo, Egypt, Algeria, and Mexico;

●	continuing in-sourcing of critical engineering and project management phases, for example by exercising tight control over construction, hook-up and commissioning, which based on our experience could significantly improve the ability of the Company to carry out projects on time and on budget;
●	applying our design-to-cost method whereby the Company has redirected its exploration efforts towards mature and low-complexity areas where we can achieve fast time-to-market and cost synergies, for example the near-field discoveries recently made in Egypt and Algeria onshore will provide a rapid time-to-market due to those features. We expect that cost control and profitable operations will be supported by continued progress in our technologies designed to improve drilling performance and the recovery factor and digital investment to improve workplace safety and asset integrity thus reducing asset downtime.

Phased project development and strict integration between exploration and development have improved overall project execution and cost efficiency. Finally, all our projects undergo a thorough HSE assessment leading to the definition of an integrated plan to reduce blow-out and other well and operational risks and costs.

According to our plans, exploration will continue ensuring cost-effective replacement of produced reserves, supporting cash generation and evolving our reserve portfolio towards the planned mix of resources featuring a bigger weight of natural gas going forward. Our exploration initiatives will comprise two clusters:

●	Exploration projects in prospects near-field and in proven/mature areas and in other infrastructure-lead basins i.e. in permits close to producing fields, where we can leverage existing infrastructures to readily develop the discovered resources, attaining fast contribution to cash flows and production levels with minimum impact on expenditures;
●	Selected initiatives in high-risk/high-reward plays, where we retain a large working interest and the operatorship, which will enable us to apply our dual exploration model in case of material discoveries with a view of accelerating the conversion of resources into cash.

In the four-year plan 2024-2027, we will invest more than €1.5 billion in exploration activities.

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

Global Gas & LNG Portfolio

We expect natural gas markets to remain oversupplied in 2024 and beyond due to massive production levels in the US coupled with new liquefaction capacity additions, a slow recovery of the Chinese economy, ramp-up of nuclear generation capacity, a slowdown in consumption in Europe driven by a weak industrial sector and energy savings, rising competition from renewables due to continued capacity additions, and finally good inventory levels because of a mild winter season in the Northern Hemisphere in 2024. This outlook will pressure natural gas prices. Against this backdrop, our GGP business will cope with an expected less favorable trading environment than in 2023 due to reduced margin opportunities in connection with anticipated lower pricing levels and reduced volatility. However, barring comparison with the significant performance of 2023 that was also supported by one-off gains in connection with contract renegotiations, management plans to retain sound profitability and cash generation in this business in the plan period.

Our planning assumptions are not factoring any purchases of natural gas from Russia, although our long-term supply contracts with Russia’s state-owned company Gazprom are still valid. Our sales commitments relating to supplies to our retail subsidiary Plenitude, the supply of natural gas to our thermoelectric segment and ongoing sales contracts will be covered by purchases under non-Russia outstanding long-term contracts and by increasing off-takes of equity gas, maximizing the integration between the E&P and the GGP segments.

Against this scenario, the Company’s priority in its GGP business is to retain stable profitability and cash generation based on the following drivers:

(i)	To continuously renegotiate our long-term gas supply and sale contracts to align pricing terms and delivery quantities to current market conditions and dynamics as they evolve;
(ii)	To effectively manage our portfolio of assets (supply and sales contracts, their flexibilities and optionality and logistics availability) in order to extract value from portfolio flexibilities through continuing optimizations;
(iii)	To grow the LNG marketing business leveraging on the integration with the E&P segment with the aim of maximizing the profitability of equity natural gas along the entire value-chain. We plan to increase contracted supplies of LNG through new sources to achieve a robust portfolio of reselling opportunities, targeting a volume of contracted LNG of more than 18 MTPA by 2027.

We make use of commodity and financial derivatives to hedge against the risks of different indexation formulas in our gas procurement costs vs. selling prices in relation to contracted sales or highly probable sales. A number of these derivatives are not accounted as hedges in accordance with IFRS and consequently are recorded through profit and loss and may add a component of volatility to our results of operations. However, in response to the increased liquidity risks, we have opted to reduce our risk management activities and that could make our results more volatile. Furthermore, we also make use of derivatives to improve margins by leveraging market volatility and availability of assets like the flexibilities associated with our take-or-pay gas contracts, LNG contracts, transport rights to capture arbitrage opportunities (for example the winter vs summer spread, the spot vs. the Brent indexation spread) and time lags in contracts indexation formulae. Those derivatives are speculative in nature with gains and losses recognized through profit.

Refining

In 2023, the business of crude oil refining has delivered a satisfactory performance that was underpinned by strong crack spreads of gasoil driven by tight availability in Europe and by asset reliability. We believe that market imbalances tied to crude quality availability and products flows and other bottlenecks in the system will likely help refining margins in 2024, as well as an expected decline in natural gas prices. However, this business retains a cyclical nature, and we project refining margins to fall well below current levels in the medium term as new capacity is forecast to enter the market or achieve full ramp-up in the next years, in places like Nigeria, the Middle and Far East. Our forecasts are also modelling a gradual reduction in consumption of fossil fuels in our key European markets due to penetration of EV and mandated measures by EU governments to reduce CO2 emissions. Based on those assumptions we plan to retain a strong focus on plant efficiency and reliability, cost discipline, measures to optimize natural gas consumption in the operations and the search of viable solutions to eventually restructure and downsize our oil-based, operated refineries in Italy. Consistent with this market view, we have launched a project to restructure another refinery in Italy (Livorno), which will follow the same reconfiguration process as the Gela and Venice hubs, and to transform it into a biorefinery with expected start up in 2026.

Enilive (biofuels & marketing)

Enilive, operational from January 1, 2023, is a new, 100 per cent-owned subsidiary of Eni, which has been established through the carve-out of Eni’s activities in the field of biofuels manufacturing and in the retail marketing of fuels and non-fuels products. It also engages in selling fuels to wholesale markets and the cargo market. Enilive will offer increasingly decarbonized solutions/products to people on the move, leveraging integration with its biorefineries as well as product and service innovation.

The Group plans to significantly grow the manufacturing capacity of biofuels with the goal of reaching more than 3 million tons of installed capacity in 2026 through the upgrading of existing plants, the planned entry into operations of another biorefinery in Italy and international expansion, building on the successful completion of a deal to establish a joint venture with a US refiner to jointly operate a biorefinery in Louisiana. In the plan period, we expect that other international opportunities will mature in South Korea in partnership with LG Chem and in Malaysia in partnership with Petronas and Euglena, where both initiatives will leverage our co-developed “Ecofining” technology to produce hydrotreated vegetable oils “HVO”, with an expected start-up for both projects in 2026. Management is engaged in building a reliable and sustainable supply chain of bio-feedstock to be processed at the Company’s manufacturing units. As part of that plan, we are developing a vertically integrated business model, which contemplates establishing a network of agricultural hubs in many of the countries of E&P operations, in Africa and in other geographies. This activity is intended to not compete with the food chain and to produce a vegetable oil at Eni’s dedicated mills by treating supplies of raw vegetables grown by local farmers, supplied to Eni under long-term agreements. In 2023, this agricultural business has supplied 4 Ktonnes of bio feedstock to our manufacturing plants in Italy. The agricultural business will be scaled up in the planning period to reach a level of supply in excess of 700 Ktonnes by 2027, covering more than 35% of our Italian biorefineries throughputs in Italy. This vertical integration will also boost margins on the production of biofuels, insulating our company from the volatility of raw materials. We are also planning to develop the offer of sustainable aviation fuels and of biomethane.

In marking activities, where we expect a very competitive environment, we are seeking to retain steady and robust profitability mainly by focusing on innovation of products and services anticipating customer needs, strengthening our line of premium products, as well as efficiency. We plan to enhance the network by upgrading several service stations to transform them from traditional outlets into mobility hubs to capitalize on the growing demand for a wider mobility experience and by expanding the number of service stations where we will market our innovative HVO-based biofuels and other alternative energy carriers (for example the service of recharging electric vehicles and biomethane). Profitability will be also supported by increasing sales of non-fuel products and services leveraging on new formats and partnerships with established operators in various fields.

Management believes that Enilive will significantly increase its profitability in the plan period, leveraging on the integration between biofuels production and marketing activities, and because of that it will gain better visibility on the marketplace. Based on those features, the management believes that Enilive can attract interest from external investors.

Chemicals business

In 2023, the chemicals sector managed by the subsidiary Versalis reported losses due to the long-term challenged fundamentals of the business, because of competition from producers in USA, Middle and East Asia, which are advantaged by plant scale and lower operating expenses, and a slowdown in demand for plastics, which exacerbated price competition. Furthermore, the Eni’s business was negatively affected by comparatively higher costs of plant utilities indexed to natural gas (for example the cost of natural gas in Europe is four to five times that of the USA) and environmental obligations which made overseas products more competitive than ours, and those trends negatively affected products margins and sales volumes. Those negative trends are likely to continue affecting the business performance in 2024 and beyond. The Company is focused on executing an industrial plan intended to recover profitability by reducing exposure to the most commoditized market segments and to achieve a structurally more sustainable and competitive products mix. The main levers of the industrial plan comprise: (i) to develop the segment of bioplastics and biochemicals leveraging the integration of the recently-acquired Novamont; (ii) to increase the weight of differentiated products called “specialties” which, based on our experience, are more profitable than commodity plastics, also leveraging on growing our market share in the compounding and specialized formulations through Finproject that we acquired in 2021, (iii) to develop the business of the circular economy by increasing production of polymers made from the mechanical recycling of waste plastics; (iv) to improve integration and efficiency, balancing the cracking capacity with the internal needs for manufacturing polymers and lowering trade sales of intermediates which are exposed to the volatility of the cycle. A key driver of our strategy will be our proprietary technologies which can expand our presence in new markets, like for example the production of bio-ethanol from biomass, or the technology for producing polymers via the chemical recycling of used plastics that we are going to test by building a pilot plan at one of our industrial hubs in the plan period.

Plenitude

Plenitude, Eni’s subsidiary managing the Group’s legacy retail marketing of natural gas business, the renewable electricity business and the network of charging points for EV will leverage the synergies among those businesses to improve its profitability going forward. We plan to accelerate the development of the installed capacity to produce renewable power to reach over 8 GW of installed capacity by the end of the plan. Our network of charging points for electric vehicles will be expanded with the objective of reaching 40 thousand points by 2027. We plan to selectively grow our customer base, with the target to reach over 11 million customers by 2027 and to boost profitability by extracting more value from the customer portfolio, by supplying an increasing share of equity renewable energy and bio-methane, as well as by expanding the offer of new products and services other than the commodity and by continuing innovation in marketing processes including the deployment of digitalization in the acquisition of new customers, a reduction in the cost to serve and effective management of working capital. Based on those drivers, management expects that Plenitude will significantly improve its profitability going forward.

Expected Group financial performance

In 2024, the management expects to fund several large cash requirements. We expect to execute a largely committed capital budget of about €9 billion to fund the organic growth of the business. We will have disbursements in connection with the closing of the acquisition of the group Neptune Energy (€2 billion) and of assets in the segment of renewable generation in USA, which deal was announced at the end of 2023 and the closing occurred in early 2024. We expect to incur a one time cash-out due to the payment of an Italian solidaristic tax contribution, provisioned in the financial statements (around €0.45 billion). Finally, we expect to return a substantial amount of cash to shareholders through dividends projected at €3 billion (which will include the third and fourth instalments of the dividend for fiscal year 2023 and the first two instalments of the 2024 dividend), as well as through the completion of the 2023 share repurchase program (€0.4 billion) and possibly the start of a new buy-back program.

Furthermore, our net borrowings will reflect the planned execution of reverse factoring transactions whereby the payables recognized in connection with the purchase of capital goods will be classified as finance debt due to the deferral of the payment terms agreed with the suppliers of such goods.

The Company expects to fund those cash requirements through a combination of cash generated from operations, the execution of a disposal plan and by taking on new finance debt. Those movements will likely result in an increased ratio of net borrowings (before IFRS 16 effects) to equity (“leverage”), although we expect that the Group leverage will remain very close to our stated long-term range of 0.15-0.25.

For 2024, we expect net cash provided by operating activities (“operating cash flow”) to be the primary source of cash to fund our capital plans and returns to shareholders.

Our operating cash flow is mainly driven by our E&P business due to its relative larger size and higher profitability compared to our other businesses. Therefore, our operating cash flow is exposed to the volatility of hydrocarbons prices, that are highly correlated to the macroeconomic cycle, the global balance between demand and supply and the worldwide levels of inventories, among others. Based on our experience, those backdrop conditions can vary very rapidly and accordingly hydrocarbons prices corrections can be sudden and severe. Due to those considerations, our operating cash flow features high variability and little predictability. The 2024 outlook is compounded by many risks and uncertainties in connection with trends in the global economy and the monetary policy of the US Federal Reserve which will greatly influence movements in currency markets and the economic performance of developing countries and that will have important consequences on a possible recovery of crude oil prices, and finally the unsteady recovery trajectory of the economy of China, which is a large consumer of crude oil. From an industrial standpoint the greatest uncertainties will involve the ability of US shale producers to continue growing production despite financial discipline, the performance of emerging growth areas like Brazil and Guyana, developments in the political relationships involving USA, Iran, and Venezuela and finally and above all the cohesion of the OPEC+ cartel in maintaining the production curbs and quota discipline to support prices. Considering those risks and uncertainties, we are assuming a Brent crude oil price of 80 $/bbl for 2024, a couple of dollars lower than in 2023. We are also assuming a continuing downtrend in natural gas prices, which will reduce both E&P results and optimization opportunities of the portfolio of natural gas contracts managed by our GGP segment. As a result of those expected trends, our results of operations and cash flows for 2024 are expected to be lower than in 2023. We are assuming spot prices of natural gas at European hubs to be around 10 $/mmBTU, the Company’s gouge of the refining trading environment, SERM, at 8 $/bbl and an average EUR vs USD exchange rate at 1EUR=1.08 USD.

In contrast to the volatility of our operating cash flows, our funding requirements to develop hydrocarbons reserves are characterized by a low degree of flexibility in the short term. The E&P segment is a capital-intensive business and needs large amounts of financial resources to support production volumes and to develop new oil&gas reservoirs. Hydrocarbons development projects are long lead-time projects due to the complexity of activities to be carried out before production is achieved and the pay-back period of capital projects may start. Once a final investment decision has been made to develop a new hydrocarbon field and contracts have been signed to build production facilities and other equipment, management may face difficulties at postponing or stopping cash outlays in response to a sudden contraction in operating cash flows. Management can reduce incremental investments at producing fields, like workover or infilling operations, when economic and operating conditions allow for that. The expected compression of our cash flow from operations in 2024 due to reduced pricing and other assumptions will be occurring at a time when our funding needs to support our capital plans are forecast to remain at substantial levels. The planned €9 billion of capital expenditures for 2024 will be driven by new project start-ups and ramp-ups in E&P, cost inflation and by development of the renewable generation capacity of our subsidiary Plenitude and of other businesses linked to the energy transition. The businesses linked to the energy transition are currently absorbing cash because they are in a ramp-up phase.

Furthermore, we expect to fund a significant portion of the planned cash requirements in 2024 through the execution of an asset disposal plan which will encompass a possible dilution of our working interests at certain E&P assets (for example large discovery areas or fields currently in production phase), the divestment of non-strategic assets and the sale of minority interests in certain subsidiaries, which can attract the interest of institutional investors similar to the deal between our subsidiary Plenitude and EIP, whereby the external investor subscribed to a reserved share capital increase by contributing €0.6 billion of cash and assuming a 7.6% interest in the share capital of Plenitude. However, the execution of our disposal plan is exposed to risks in connection with an uncertain macro economic outlook and the announcement of asset disposal plans by several companies competing with Eni, which could reduce transaction values.

Management is retaining a prudent financial framework, based on capital and cost discipline, selective investment criteria, pre-set cash allocation priorities and adoption of a ceiling to the maximum amount of debt that the Company may incur. New capital projects are approved when they fit strict economic criteria, including being profitable in a low-price environment and having short pay-back periods and reduced time-to-market to limit financial exposure. By applying those criteria, we aim to increase project resilience to possible risks relating to price volatility and, in the long-term, to the energy transition.

One of the pillars of our financial discipline is the ability of the Company to fund the planned capital expenditures to grow and maintain the asset base through operating cash flow. For 2024 under our pricing, exchange rate and inflation assumptions, we expect to generate enough cash flow from operations to fund the planned capital expenditures of about €9 billion, leaving a surplus to cover other cash requirements.

To fund other Company cash commitments, including the cash disbursements in connection with already closed acquisitions, the payment of lease liabilities and of windfall taxes, as well as shareholders returns, we expect to use cash proceeds from our disposal plans and to take on new finance debt. Those plans are exposed to the volatility of hydrocarbons prices and refining margins. Brent prices have been trending slightly above our expectations so far in 2024, averaging 83.2 $/bbl in the first quarter of 2024. Currently, we are estimating our operating cash flow to vary by approximately €130 million for each one-dollar change in the Brent crude oil price with respect to our base case assumption of 80 $/bbl for 2024. Natural gas prices have been trending just below the Company’s expectation, with the average spot price at the same date at around 9 $/mmBTU; each one-dollar change in the sport prices of natural gas in Europe has almost the same impact as a one-dollar change in the Brent price (€130 million). The Company’s refining margins have been performing better than expected, with an average of around 10.5 $/bbl in this first quarter of 2024. Currently, we are estimating our cash flow operations to vary by about €120 million for each one-dollar change in the SERM.

For planning purposes, management assumed a USD/EUR exchange rate in the range of 1.08 – 1.12 U.S. dollars per euro in the 2024-2027 period. Given the sensitivity of Eni’s results of operations to movements in the euro versus the U.S. dollar exchange rate, trends in the currency market represent a factor of risk and uncertainty. In the first quarter of 2024 the USD/EUR exchange rate was line with our expectations. Currently, we are estimating our cash flow from operating activities to vary by about €540 million for a 5 USD/cent movement in the USD/EUR cross rate.

For further information see Item 3 – Risk factors and notes to the consolidated financial statements.

This financial framework is completed by the maintenance of a liquidity reserve consisting of cash on hand, marketable securities and committed credit lines, which have been dimensioned to help the Company withstand a sudden contraction in operating cash flows, or short-term difficulties in accessing capital markets. At the end of 2023 this liquidity reserve amounted to €17.8 billion of cash on hand and held-for-trading securities and €9.1 billion of committed borrowings facilities.

Our 2024-2027 plan economics are assuming a Brent crude oil price flat at 80 $/bbl and a spot price of natural gas at the main European hub at around 10-12 $/mmBTU.

The actions planned in the next four-year period featuring profitable hydrocarbons production growth, an increasing contribution of our businesses linked to the energy transition managed by our subsidiaries Plenitude and Enilive, continuing portfolio optimizations in GGP, steady performance of the retail marketing of fuels, margin preservation in the oil refining business and a restructuring of the petrochemicals business managed by Versalis coupled with capital and cost discipline will underpin a solid cash generation. On those bases, and considering the proceeds expected from the execution of our disposal plan, we will be in the position to boost shareholders returns and to retain a robust balance sheet with our core ratio of net borrowings to total equity – leverage – before the effects of IFRS 16 expected to fall back to the low end of the indicated range at the end of the plan period. Our financial plans are assuming an increased level of indebtedness at our subsidiary Plenitude, which is upgrading the generation capacity of renewable energy and electric vehicles infrastructure.

In the next four-year plan 2024-2027, we expect to incur about €35 billion of capital expenditures with the following break-down for the main businesses:

●	around €23 billion to develop new oil&gas projects, mainly natural gas and LNG initiatives, to maintain the production plateau at existing fields, and to explore for new hydrocarbons reserves, mainly in near-field prospects and mature areas (exploration will attract more than €1.5 billion of expenditures);
●	around €5.4 billion to develop the renewable generation capacity, the network of EV charging points and other initiatives of Plenitude;
●	around €0.9 billion to develop the ongoing initiatives in the businesses under development of upgrading depleted natural gas fields into hubs to permanently store CO2 and related facilities for transport and compression; those amounts will include construction of agricultural hubs to produce feedstock for Eni’s biorefineries;
●	around €3.4 billion to downstream activities, 50% dedicated to develop the manufacturing capacity of biofuels and upgrade the network of service stations and 50% to maintain plant reliability and safety in the businesses of oil refining;
●	around €1.2 billion in the petrochemicals business.

We expect to fund part of the cash requirements of our capital expenditure programs through the execution of a disposal plan of €8 billion of net cash proceeds, i.e. in excess of the cash-outs related to the closing of the Neptune energy acquisition and other minor tuck-in acquisitions, over the next four years. By this way, we see our net cash used in investing activities to average around €7 billion per year in the plan period. Our disposal program will leverage on the possible divestitures of minority stakes in one or more of our subsidiaries engaged in the businesses of the energy transition and on the possible dilution of our working interests in some exploration assets and the sale of some producing fields in the E&P segment.

To support the Group cash generation, we are planning to execute a cost saving program of about €1.8 billion.

Due to cash flow unpredictability as a function of the scenario volatility, management is always allocating a portion of funds to uncommitted projects, which can be more comfortably cancelled or postponed in case of a downturn in the oil prices. In the four-year plan 2024-2027 out of the planned capital budget of €35 billion, the portion allocated to uncommitted projects represents 10% in 2024, and an average of 50% in the subsequent 2025-2027 years.

Our financial projections and capital investment decisions are based on management’s appreciation of the cost of capital to the Group at about 7%. This rate is in line with 2023 due to a perceived decrease of Eni’s equity risk due to the restructuring executed throughout the downturn and an improved financial structured, which helped offset the increase in risk-free yields. When making final investment decisions, the thresholds against which specific investment internal rate of returns are benchmarked, are defined by adding to the above-mentioned cost of capital, a risk premium associated with the country where the investment will be executed and an additional business risk premium to cover high-risk investments (like exploration projects).

This financial outlook is subject to the volatility of crude oil prices and to the other risk factors described in Item 3.

Remuneration policy

Management is committed to delivering on a progressive and competitive shareholder remuneration policy, that is reflective of the expected growth in underlying earnings and cash flows at a constant scenario basis and the increased resiliency of the business to cyclical fluctuations. In setting the level of shareholders’ remuneration, management also consider trends in the crude oil prices scenario and in other market variables.

As part of that framework and to reflect improved financial metrics of the Company, management is planning to enhance shareholders’ remuneration by pegging expected distributions to a percentage ranging from 30 to 35% of the expected cash flow from operations before changes in working capital, up from the previous stated range of 25 to 30%. Distributions will contemplate a combination of dividends and share repurchases, with this latter representing the variable component of the planned remuneration policy. We expect to grow the dividend in future years in line with the expected growth in the Group underlying financial performance, and to improve the dividend resilience to the scenario.

In case the Group performs better than management’s plans due for example to a better pricing environment than management expectations or better-than-expected business underlying performance, management intends to distribute up to 60% of the incremental cash flow from operations (up from the previous 35%). In case the scenario evolves contrary to management’s expectations, the Company intends to preserve shareholders’ returns leveraging on the Company’s financial flexibility as well as on possible revisions of the capital expenditure plans considering the proportion of uncommitted projects in our development portfolio.

For 2024, having assessed the progress of the Company in executing its strategy, basing on a sound financial position and a stable crude oil prices outlook, the management is planning to increase the annual total dividend to €1 per share, up 6% from €0.94 per share relating to fiscal year 2023. This dividend is expected to be paid in four equal quarterly instalments in September 2024, November 2024, March 2025 and May 2025. Therefore, the expected cash out for dividend payments in 2024 will include two instalments of the 2023 dividend of €0.23 and €0.24 per share respectively, and two instalments of the planned 2024 dividend of €0.25 per share each (for an overall cash outlay of €3 billion).

Furthermore, consistent with its remuneration policy, Eni plans to commence a new share buyback program of at least €1.1 billion, following due shareholders’ approval at the Annual General Meeting scheduled in May 2024, which could increase to €3.5 billion. In the next four years, at the management’s scenario, the Company expects to execute an overall buy-back plan of more than €6.5 billion, significantly reducing the share count.

Off-balance sheet arrangements

Eni has entered into certain off-balance sheet arrangements, including guarantees, commitments and risks, as described in “Item 18 – Note 28 – Guarantees, commitments and risks – of the Notes on Consolidated Financial Statements”. Eni’s principal contractual obligations, including commitments undertake-or-pay or ship-or-pay contracts in the gas business, are described under “Contractual obligations” below. See the Glossary for a definition of take-or-pay or ship-or-pay clauses.

Off-balance sheet arrangements comprise those arrangements that may potentially impact Eni’s liquidity, capital resources and results of operations, even though such arrangements are not recorded as liabilities under generally accepted accounting principles. Although off-balance sheet arrangements serve a variety of Eni’s business purposes, Eni is not dependent on these arrangements to maintain its liquidity and capital resources; nor is management aware of any circumstances that are reasonably likely to cause the off-balance sheet arrangements to have a material adverse effect on the Company’s financial condition, results of operations, liquidity or capital resources.

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

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace as to be unable to meet short-term financing requirements and to settle obligations. Such a situation would negatively impact the Group results and cash flow as it would result in the Company incurring higher borrowing expenses to meet its obligations, divesting assets at discount to their fair values or under the worst of conditions the inability of the Company to continue as a going concern. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities as we retain cash reserves and cash on hand to meet currently foreseeable funding requirements. The Group cash reserve consists of cash on hand and very liquid financial assets (short-term deposits and held-for-trading securities) of €17.8 billion and committed borrowing facilities of €9.1 billion for a total liquidity reserve of about €27 billion. This liquidity reserve according to management plans can alternatively be used to absorb temporary swings in cash flows from operations, to provide financial flexibility to pursue the Group development programs or to fund the Group contractual obligations with respect to the repayment of financing debt at maturity up to a 48-month horizon. For a description of how the Company manages the liquidity risk see “Item 18 – Note 28 to the Consolidated Financial Statements”. Due to the continued volatility in commodity markets, we might incur increased liquidity risks due to the need to deposit larger amounts of cash collateral at financial institutions and commodity-based exchanges to guarantee the settlement of derivatives contracts (margin calls). The Group is adopting measures to strengthen its financial headroom to cope with possible market turbulence. To withstand uncertain financial markets and macroeconomic conditions, the Group has retained a level of financial flexibility in planning future capital requirements to grow the business, as a portion of the capital expenditure plan of €35 billion of the four-year period 2024-2027 is allocated to uncommitted projects (15% in the first year, rising to 20% in the subsequent ones).

Working capital

Management believes that, considering unutilized credit facilities, the Company’s liquidity reserves, our credit rating and access to capital markets, Eni has sufficient working capital for its foreseeable requirements.

Credit risk

In recent years, the Group has experienced a significant level of counterparty default due to Europe and Italy’s weak economic growth and a downturn in crude oil prices affecting the solvency of national oil state-owned entities and local companies, which are joint operators in Eni-lead projects. The retail gas & power business managed by Plenitude is particularly exposed to the credit risk due to its large and diversified customer base, which includes thousands of medium and small-sized businesses and retail customers whose financial condition has been negatively and adversely affected by the economic slowdown and high energy costs owing to the natural gas crisis of 2022. Also, certain large industrial accounts at our wholesale natural gas business have been facing difficulties at paying amounts due to us. It is possible that the ability of our debtors to pay amounts due to us will deteriorate in the next future, in case of a new spike in the prices of energy commodities or in case of a deepening of the current economic slowdown, leading us to recognize significant amounts of expected credit losses in future reporting periods.

For a description of how the Company manages the credit risk see “Item 18 – Note 28 to the Consolidated Financial Statements”. For more information about the allowance for doubtful accounts calculated in accordance with the expected credit loss model see “Item 18 – Note 8 to the Consolidated Financial Statements”.

Volatility of the macro environment

Global financial markets are volatile due to several macroeconomic risk factors and unpredictable developments. In case new restrictive measures in response to a resurgence of the pandemic or the war in Ukraine and Middle-East tensions lead to a double-dip in economic activity and energy demand, in the event of extended periods of constraints in the financial markets, or if Eni is unable to access the financial markets (including cases where this is due to Eni’s financial position or market sentiment as to Eni’s prospects) at a time when cash flows from Eni’s business operations may be under pressure, the Company may incur significantly higher borrowing costs than in the past or difficulties obtaining the necessary financial resources to fund Eni’s development plans, therefore jeopardizing Eni’s ability to maintain long-term investment programs. A reduction in the investments needed to develop Eni’s reserves and to grow the business may significantly and negatively affect Eni’s business prospects, results of operations and cash flows, and may impact shareholder returns, including dividends or share price.

Market risk

The fair values of Eni’s financial assets and liabilities as well as expected cash flow from highly probable transactions are exposed to movements in commodity prices, currency fluctuations and changes in interest rates. Unfavorable movements in prices and rates could significantly and negatively affect Eni’s results of operations and cash flow.

The Group does not hedge its strategic exposure to volatile hydrocarbons prices in the activity of producing its oil&gas reserves, except for specific transactions or particular market circumstances. Other strategic, unhedged exposures include long-term gas supply contracts for the portion not balanced by sales contracts (already stipulated or expected), the margin deriving from the chemical transformation process, the refining margin and long-term storage functional to the logistic-industrial activities. The Group enters into commodity derivatives to manage exposure to price volatility in commercial activities involving the reselling of commodities in view of optimizing margins. Frequently, exposures to price volatility or to different indexation between the cost of supplies and the reselling prices are not hedged on a transaction-by-transaction basis; instead, exposures are pooled at Group level and derivatives are activated to hedge net exposures, with gain and losses recognized through profit.

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

Research and development

For a description of Eni’s research and development operations in 2023, see “Item 4 – Research and development”.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management

The following table lists the Company’s Board of Directors as at December 31, 2023:

Name	Position	Year elected or appointed	Age
Giuseppe Zafarana	Chairman	2023	60
Claudio Descalzi	CEO	2014	68
Elisa Baroncini	Director	2023	57
Massimo Belcredi	Director	2023	62
Roberto Ciciani	Director	2023	51
Carolyn Adele Dittmeier	Director	2023	67
Federica Seganti	Director	2023	57
Cristina Sgubin	Director	2023	43
Raphael Louis L. Vermeir	Director	2020	68

In accordance with Article 17.1 of Eni’s By-laws, the Board of Directors is made up of 3 to 9 members.

The current Board of Directors was appointed by the ordinary Shareholders’ Meeting held on May 10, 2023 which also established the number of Directors at nine for a term of three financial years. The Board’s term will therefore expire with the Shareholders’ Meeting called to approve the financial statements for the year ending December 31, 2025.

The Board of Directors is appointed by means of a slate voting system: slates may be presented by the shareholders representing at least 0.5% of the Company’s share capital. According to the Eni By-laws, three out of nine Directors are appointed from among the candidates of the non-controlling shareholders.

Giuseppe Zafarana, Claudio Descalzi, Elisa Baroncini, Roberto Ciciani, Federica Seganti, and Cristina Sgubin were the candidates of the Ministry of the Economy and Finance. Massimo Belcredi, Carolyn Adele Dittmeier and Raphael Louis L. Vermeir were the candidates of institutional investors (non-controlling shareholders). The Shareholders’ Meeting appointed Giuseppe Zafarana as the Chairman of the Board of Directors and, on May 11, 2023, the Board appointed Claudio Descalzi as the Chief Executive Officer of the Company.

Four Directors out of nine were drawn from the less represented gender, reaching the ratio of at least two-fifths of the Directors as provided by Italian law and Eni’s By-laws.

The following provides details on the personal and professional profiles of the Directors.

Giuseppe Zafarana was born in Piacenza in 1963 and has been Chairman of the Board of Directors of Eni since May 2023. He is a member of the Italian Corporate Governance Committee. Furthermore, he is Chairman of the Board of Directors of Fondazione Eni Enrico Mattei (FEEM) since June 28, 2023.

He graduated in Law, Political Sciences and Economic and Financial Security Sciences and obtained a II level Master's Degree in Corporate Tax Law from the Luigi Bocconi University in Milan.

Experience

His military career began in 1981, when he attended the 81st "Osum II" course at the Corps Academy. He went into service in 1985 and held several operational assignments in Lombardy, Veneto, Lazio, Calabria and Sicily, commanding various divisions, taking on assignments in the leading investigative departments of the Corps and carrying out relevant Military staff functions. From 1995 to 1997, he attended the biennial Advanced Tax Police Course and a highly qualified stage in the United States of America, on the subject of contrasting organised crime. He was Provincial Commander of Rome (from 2003 to 2008) and Regional Commander of Lombardy (from 2015 to 2016).

Moreover, he performed several assignments in the training sector, in particular as commander of the Academy of the Guardia di Finanza, and later served as Chief of Staff of the General Command of the Guardia di Finanza (from 2016 to 2018), and interregional commander for Central Italy (from 2018 to 2019). From May 2019 to May 2023 he held the office of Commander General of the Guardia di Finanza. He taught at the Academy of the Guardia di Finanza, the School of the Tributary Police of the Guardia di Finanza, and the School of the economic-financial Police of the Guardia di Finanza. He has been awarded various decorations and honours, including the Knight Grand Cross of the Order of Merit of the Italian Republic.

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

Elisa Baroncini was born in Castel San Pietro Terme (Bologna) in 1966 and has been Eni Director since May 2023. She is Professor of International Law at the Alma Mater Studiorum – University of Bologna, where she teaches International Trade and Investment Law, and International Law on Sustainable Development and she is a member of the teaching board of the PhD program in Juridical Sciences. Founder and Coordinator of DIEcon, the interest group on International Economic Law of the Italian Society of International Law (SIDI), she co-chaired the interest group on International Economic Law of the European Society of International Law (ESIL) in 2012-2022 and since December 2023 she was appointed as a Member of the Executive Council of Society of International Economic Law (SIEL). She is a member of the Journal of World Investment and Trade and of the review Diritto del commercio internazionale – Bologna Editorial Board.

She is a member of the Scientific Council of the Alma Mater Institute for Advanced Studies and was appointed "TSD Expert" (international arbitrator) by the European Commission for dispute resolution mechanisms of the European Union new generation free trade agreements. She is also a member of the "Interuniversity Centre on the Law of International Economic Organisations" (CIDOIE), and a member of the University of the Associazione delle docenti universitarie dell’Università di Bologna (AdDU) Stering Committee. She participates in various associations and organisations active in the fields of governance and international and European law (Leuven Centre for Global Governance Studies, Society of International Economic Law, Società italiana di diritto internazionale, International Law Association (ILA) – Branch of Italy, Associazione italiana studiosi di diritto dell’Unione europea).

Experience

She is the author of several publications among Italian and foreign publishers and magazines, particularly in the field of international economic law and the external relations and trade policy of the European Union. She has been a Visiting Professor at various foreign universities and Visiting Researcher at the European University Institute (EUI), and member and manager of national and international research projects. She is currently Coordinator of the Re-Globe Jean Monnet Module, Seed Funding Una Europa WHC@50 project, and Seed Funding Una Europa ImprovEUorGlobe project. Elisa Baroncini's fields of research include: the crisis of the WTO appellate body and the multilateral litigation reform process; the relationship between trade liberalisation and non-trade values; the new generation of free trade agreements of the European Union; transparency in international economic law; the role of the European Parliament and Commission in finalizing international agreements; UNESCO and international economic law; exceptions related to national security in international economic law; EU trade policy and Sustainable Development Goals (SDGs) of the UN Agenda 2030.

She graduated with honour in law, with the “Baldisseri” award as best dissertation of the year in European Community Law, from the University of Bologna, where she also obtained a PhD in European Community Law.

Massimo Belcredi was born in Brindisi in 1962 and has been Eni Director since May 2023. He is currently Full Professor of Corporate Finance at the Faculty of Economics of the Università Cattolica del Sacro Cuore in Milan; and Founder and Director of FIN-GOV (Centre for financial research on corporate governance of the Catholic University).

He is a member of the Steering Committee of Cor-Gov (Master II level in Corporate Governance), of the teaching board of the Doctorate in Economics and Finance, and the committee of the Department of Economics and Business Management. He is a member of the Italian Academy of Business Economics (AIDEA) and the Association of Professors of Economics of Financial Market Intermediaries (ADEIMF). He is also a member of the Rivista Bancaria (Minerva Bancaria) Scientific Committee. Since 2021 he has been Director of Armònia SGR and a member of the Nedcommunity Scientific Committee. He provides technical consultancy and advice on the subjects of corporate finance and corporate governance, support for the board evaluation, remuneration policies, and related-parties transactions.

Experience

He has been a member of the Board of Directors, European Financial Management Association and of the Editorial Board, Journal of Management Governance. He is author of several national and international publications, primarily in the field of corporate governance, directors' remuneration, economic analysis of listed companies law, business crises, and has worked as a consultant for Assonime on corporate governance, company law and crisis and regulation of financial markets matters, also participating in the working group for the development of the Italian Corporate Governance Code.

Since 2003, he was Director in unlisted and listed companies, as well as companies under the supervision of Public Authorities (Arca SGR, Banca Italease, BPER Banca, Erg, Gedi and Pirelli Tyre), being also appointed as a member or chairman of internal committees (Nomination, Remuneration, Control and Risk, Related Parties). He was a member of the Advisory Board for the transformation and privatisation of municipal companies in the Municipality of Rome, and a member of the competition commissions for Consob and the Energy and Gas Authority (AEEG). In 2014 he received the "Ambrogio Lorenzetti" award for corporate governance, category ‘Board of Director’s’. He was Professor at the University of Svizzera Italiana and the University of Bologna. He graduated in Business and Economics from the Università Cattolica del Sacro Cuore in Milan, where he also held the role of researcher and associate professor of Corporate Finance.

Roberto Ciciani was born in Rome in 1972 and has been Eni Director since May 2023. He is a lawyer, currently General Manager and Director of Directorate I of the Treasury Department at the Ministry of Economy and Finance.

He is a Director and member of the Remuneration Committee of TELT – Lyon-Turin Euroalpine Tunnel.

Experience

He began his career at  Studio Legale Compagno. He then took part to the final stage of the 2nd management training course-competition and took on the role of lawyer at the Tiber River Basin Authority, a public body responsible for landscape protection (from 2001 to 2002). Since 2002 he has held managerial positions in Directorates III, IV, V and VI of the Treasury Department - Ministry of Economy and Finance. He was a member of the Higher Council of the Sicily Foundation (from 2016 to 2019), a Director of Poste Tutela SpA, a company owned by Poste Italiane Group (from 2013 to 2016), and MEFOP SpA, a majority state-owned company for the development of pension funds (from 2013 to 2019).

He has extensive, meaningful experience in the economic-financial sector, both at international and european level, in administrative, accounting and management procedures; he has considerable knowledge of risk monitoring and management, and has developed skills in the analysis of problems relating to international and domestic law and economics, banking, finance, business, the prevention of tax and financial crimes and market abuse, primarily gained through pre-legislative work at national, European and international level (definition of standards and international recommendations). He was Professor at the Sapienza, Tor Vergata and LUISS Guido Carli universities in Rome. He graduated in law from the Sapienza University of Rome, where he also held a PhD in Administrative Law.

Carolyn Adele Dittmeier was born in Salem (USA) in 1956 and has been Eni Director since May 2023. She is currently Independent Director, Chairman of the Audit Committee and member of the Corporate Governance, Sustainability and Nomination Committee of Alpha Services & Holdings SA and of its unlisted subsidiary Alpha Bank SA, where she is also responsible for supervising Environmental, Social and Governance issues as a member of the Corporate Governance, Sustainability and Nominations Committee.

She is also independent director and Chairman of the Control and Risk Committee of Illycaffé S.p.A. and a member of the Board of Statutory Auditors of Moncler SpA and of the Bologna University Business School Foundation. She is a member of the Audit Committee Leadership Network (ACLN), in which she actively participates in benchmark meetings between the Audit Committee Chairs of major European and North American companies and EcoDa. She is a statutory auditor, certified public accountant, certified internal auditor and certified risk management assurance professional. She is founder and leader of the working group dedicated to risk and control matters within the Nedcommunity.

Experience

She began her career at KPMG in 1978, as an auditor at Philadelphia, Pennsylvania, USA, later launching a corporate governance services practice in Italy. She held the position of Financial Manager and, subsequently, Internal Audit Manager for the Montedison/Compart Group. From 2002 to 2014 she served as Internal Audit Manager of the Poste Italiane Group, and of the Supervisory Body, as sole auditor.

From 2012 to 2015 she was a member of the Audit Committee of the FAO (United Nations Food and Agriculture Organisation), where she became President in 2014.  She was also an independent director and chairman of the Control and Risk Committee at Autogrill SpA and Italmobiliare SpA. From 2014 to April 2023, she was Chairman of the Board of Statutory Auditors of Assicurazioni Generali SpA. From 2016 to the end of 2023, she was senior advisor of Ferrero International SA as a member of Audit Committee. From 2004 to 2014, she held various positions at the Institute of Internal Auditors (IIA), including those of president of ECIIA and AIIA. She is author of publications on risk governance and Internal Auditing and, in 2014 and 2017 respectively, she received the Ambrogio Lorenzetti Award, Board Members category, and the Minerva (Federmanager) Women of Excellence award. She has been teaching at the LUISS Guido Carli University, with teaching assignments in the fields of corporate governance, risk management, internal control and internal auditing. She graduated in Economics from the Wharton School, University of Pennsylvania, USA.

Federica Seganti was born in Trieste in 1966 and has been Eni Director since May 2023. She is currently Chairman and Chief Executive Officer of the Friuli Venezia Giulia regional finance company Friulia SpA and Chairman of BTX Italian Retail and Brands Srl, as well as Director of Finest SpA and BancoPosta Fondi SpA SGR (where she is Chairman of the Remuneration Committee and member of the Risk Committee).

She is Professor of Finance, Core Faculty at the MIB Trieste School of Management, and of Insurance Operations Technique at the Department of Economics and Statistics at the University of Udine. She is Director of the Master’s course in Insurance & Risk Management and the Corporate Master’s course in Risk Management and Finance at the MIB Trieste School of Management.

Experience

From 1994 to 2022 she was Director in several listed and unlisted companies (Fincantieri SpA, Eurizon Capital SGR, Autostrada Pedemontana Lombarda SpA, InRete SpA, Autovie Servizi SpA, Autovie Venete SpA), while also being appointed as a member or Chairman of advisory committees (Nomination, Remuneration, Control and Risks). From 2003 to 2008 she was Commissioner at Covip - Supervisory Commission on Pension Funds, from 2010 to 2016 a Member of the Occupational Pensions Stakeholder Group of EIOPA - European Insurance and Occupational Pensions Authority, and from 2017 to 2019 of the Strategy Advisory Board of EY Financial Services. From 2017 to April 2023, she was an independent Director of Hera SpA, where she was also Chairman of the Ethics and Sustainability Committee.

She was a contract professor of Transport Economics at the University of Trieste. She is the author of many publications and has been awarded three prizes. She has a degree in Political Science from the University of Trieste, and a PhD in Finance from the School of Finance (University of Trieste, Udine, Florence and Bocconi Milan), as well as an MBA in International Business from the MIB Trieste School of Management.

Cristina Sgubin was born in Frosinone in 1980 and has been Eni Director since May 2023. Lawyer, expert in corporate law, corporate governance and regulation. She is currently Director of SACE, ISPRA (Higher Institute for Environmental Protection and Research) and Vianini SpA.

She is also Secretary General of Telespazio SpA, a leading international company operating in the satellite sector. She lectures on both degree and master's courses in Public Economic Law and Administrative Law.

Experience

She gained extensive experience practising as a lawyer for leading national and international law firms, then started a managerial career. As a lawyer, she has done consultancy work for the IPI (Institute of Industrial Promotion), in-house company of the Ministry of the Economic Development (“MISE”, now Ministry of Enterprises and Made in Italy) for Promuovitalia S.p.A. and for the Ministry itself. She was General Counsel of Italo-Nuovo Trasporto Viaggiatori SpA. While working at Leonardo she subsequently became Head of Regulatory Affairs, and then Chief of Staff to the Chief Executive Officer. Since 2021 she has been Secretary General of Telespazio, responsible for legal and corporate affairs, compliance, security and anti-corruption.

She has written monographs, particularly on complex industrial crises, collective works and scientific articles. She had a law degree from the University of Rome Tor Vergata and a level II University Master's degree in "Law and management of public services" from the LUMSA University in Rome.

Raphael Louis L. Vermeir was born in Merchtem (Belgium) in 1955 and has been Eni Director since May 2020. Since April 2021 he has been Lead Independent Director, appointment confirmed on May 2023. He is currently an independent advisor for the mining and oil industry.

He serves as Trustee the Classical Opera Company in London, as well as Chairman of Malteser International and board member of Sedibelo Platinum Mines. He is Fellow of the Energy Institute and the Royal Institute of Naval Architects.

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

Raphael Vermeir was a member of the Board of Directors of Oil Spill Response Ltd and until 2011 was Chairman of the International Association of Oil and Gas Producers for four years in a row. Since 2016 and until April 2021 was Senior Advisor for Energy Intelligence and Strategia Worldwide. From 2016 and until 2021 he was Chairman of IP week. Since 2016 until 2022 he was Senior Advisor for AngloAmerican. From April 2021 Raphael Vermeir has been appointed as Lead Independent Director of Eni. He served as Trustee of St Andrews Prize for the Environment. A Belgian national, he graduated in Electrical and Mechanical Engineering from the Ecole Polytechnique in Brussels. He holds Masters of Science degrees in engineering and management from the Massachusetts Institute of Technology.

Senior Management

The table below sets forth the composition of Eni’s Senior Management as at December 31, 2023. It includes the CEO, as General Manager of Eni SpA, as well as the Chief Operating Officers and the executives who report directly to the CEO and to the Board, and on its behalf, to the Chairman.

Name	Management position	Year first appointed to current position	Total number of years of service at Eni	Age

Claudio Descalzi	CEO and General Manager of Eni	2014	42	68
Guido Brusco	Natural Resources Chief Operating Officer	2022	26	53
Francesco Gattei	Chief Financial Officer	2020	28	54
Giuseppe Ricci	Energy Evolutions Chief Operating Officer	2021	38	65
Gianfranco Cariola	Internal Audit Director	2021	12	55
Grazia Fimiani	Integrated Risk Management Director	2021	27	53
Luca Franceschini	Integrated Compliance Director and Board Secretary and Board Counsel	2016	32	57
Claudio Granata	Human Capital & Procurement Coordination Director	2020	40	63
Erika Mandraffino	External Communication Director	2020	17	51
Lapo Pistelli	Public Affairs Director	2020	8	59
Stefano Speroni	Legal Affairs & Commercial Negotiation Director	2020	5	61
Roberto Ulissi	Corporate Affairs and Governance Director	2006	17	61
Francesca Zarri	Technology, R&D & Digital Director	2020	27	54

The Chief Operating Officer Natural Resources, the Chief Operating Officer Energy Evolution, the Chief Financial Officer, the Director Legal Affairs and Commercial Negotiations, the Director Corporate Affairs and Governance, the Director Integrated Compliance, the Director External Communication, the Director Human Capital & Procurement Coordination, the Director Internal Audit, the Director Public Affairs, the Director Integrated Risk Management, the Director Technology, R&D & Digital, the Deputies of the Chief Operating Officers, the Director Upstream, the Director of Exploration, the Director Refining Evolution and Transformation, the Director CCUS, Forestry & Agro-Feedstock, the Director Power Generation & Marketing, the Head of Accounting and Financial Statements and the Head of Planning, Control and Insurance are members of the Management Committee9, which provides advice and support to the Chief Executive Officer. Other managers may be invited to attend meetings based on the agenda. The Chairman of the Board is invited to attend meetings. The duties of the Committee Secretary are performed by the Director Corporate Affairs and Governance.

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

The Internal Audit Director is appointed by the Board of Directors as Director in charge of the internal control and risk management system, acting upon a proposal of the Chairman in agreement with the Chief Executive Officer.

The Board of Directors decides with the support of the Control and Risks Committee and the Nomination Committee, after having heard the Board of Statutory Auditors. The Board Secretary and Board Counsel is appointed by the Board of Directors upon a proposal of the Chairman.

Other members of Eni’s senior management are appointed by Eni’s CEO and may be removed without cause.

9 The committee includes also the Chairman of the Board and CEO's of certain Eni's subsidiaries

Senior Managers

Guido Brusco was born in Maratea (Potenza) in 1970. He graduated with Honors in Mechanical Engineering at “La Sapienza” University of Rome. He holds the position of Eni’s Chief Operating Officer Natural Resources since February 2022. He joined Eni in 1997, starting his career in the technical areas of the Exploration & Production business holding positions of increasing seniority across different countries, up to the role of Operations Director in Egypt in 2005 and then in Kazakhstan in 2009. He took up the role of Managing Director in Kazakhstan in 2013 and subsequently Managing Director in Angola in 2015. Most recently he held the positions of Executive Vice President for the Sub-Saharan Africa Region and then Director of Eni’s Upstream division. In the current position as Chief Operating Officer Natural Resources, he oversees Eni’s global oil & gas exploration, development and production activities, gas and LNG portfolio, sustainable development, CCUS, forestry and agri-feedstock. Since December 2021, he is board director of Vår Energi, a company listed on the Oslo Stock Exchange. He has been appointed Chairman of Confindustria Energia, Italy's Federation of energy sector associations, in July 2023.

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

Giuseppe Ricci was born in Casale Monferrato in 1958. He was appointed Chief Operating Officer of Energy Evolution on January 1, 2021. He joined Eni in 1985 initially working in the study and development of new refining processes at the Sannazzaro refinery, before becoming involved in the creation and consolidation of the joint venture with Kuwait Petroleum at the Milazzo refinery. In 2000 he returned to head office as where he was responsible for Refining Processes Development and oversaw the performance optimisation at the refining facilities of Agip Petroli. He left central technologies to take over, in 2004, as director of the Gela Refinery, a particularly challenging assignment both from a managerial perspective and in terms of the refining cycle and the complexity of the plant; in 2006 he was appointed managing director of the refinery. In June 2010 he was made Senior Vice President of the Industrial Sector for Refining & Marketing, with responsibility for the refineries, storage deposits, oil pipelines and plant and facilities in Italy, as well as the management of subsidiary and associated companies in Italy and abroad. As Industrial Director he also held a series of additional responsibilities, such as the chairmanship of Gela and Milazzo. In 2012 he took on the delicate role of Eni’s Executive Vice President Health, Safety Environment and Quality with responsibility for providing the guidelines, coordination and control of safety, industrial health, product safety, the environment and quality. On 12 September 2016 he was appointed as Chief Refining & Marketing Officer and, on July 2020 as Eni’s Deputy Chief Operating Officer of Energy Evolution and Director Green/Traditional Refinery and Marketing. Since July 2017 up to June 2023 he has been appointed President of Confindustria Energia and since 2018 President of AIDIC (Italian Association of chemical Engineering).

Gianfranco Cariola was born in Cosenza in 1968, he was appointed as Director Internal Audit at Eni on 1st April 2021. He is currently member of the FAO Oversight Advisory Committee (the United Nations Food and Agriculture Organization). Between 1993 and 1999, he served as Officer at Guardia di Finanza (Italian Tax Police) General Command. Afterwards, he joined KPMG- KLegal, where he took on the role of Ordinary Member working for a number of major multinational groups in the field of risk management, compliance programs and internal control systems. In 2001 he was seconded to KPMG LLP in Washington DC where he specializes in the structuring of compliance programs and anti-corruption models. In 2003, he moved to the Internal Audit Department of Eni spa where he initially worked on Eni’s Group compliance 231 models; then, he was appointed as Senior Audit Vice President and Head of Planning, Methodologies and Eni’s Internal Control System. From 2013 to 2016, he was the Group Chief Audit Executive and Head of Anti-Corruption and Transparency at RAI spa. Between 2016 and November 2019, he joined Ferrovie dello Stato Italiane spa (FS spa) as Group Chief Audit Executive. On December 2019 he was appointed as Chief Audit Executive at TIM spa. He graduated in Economics, qualified as Italian Certified Public Accountant, in 2008, he completed an Executive MBA in General Management at the SDA Bocconi School of Management and the Polytechnic University of Milan. In 2017 he obtained a second degree, in Economic and Financial Security Sciences.

Grazia Fimiani was born in Salerno in 1970. She was appointed Director of Integrated Risk Management at Eni on January 1, 2021.  Having graduated with honors in Economics and Commerce from Sapienza University in Rome, she joined Eni in 1996, following a brief experience in the financial sector.  At Eni, she began her professional career in the Human Resources department, by gaining transversal experience on the processes of Organizational Management, HR Planning and Development.  She then went on to management roles in International Business, in particular in the Gas & Power sector, acquiring increasing responsibilities until she took on the role of HR Business Partner in the Gas & Power division. During this period, she coordinated and managed aspects of Human Resources related to business development projects, with particular reference to the integration of entities/companies subject to acquisition at European level and to the re-engineering of business processes, required by the growing exposure of the sector to the dynamics of market. In 2014 she was appointed Head of Human Resources and Organization of Eni reporting to the Chief Services & Stakeholder Relations Officer and, from July 2020, as the Human Capital & Procurement Coordination Director. In this role she coordinated central functions of the Organization Management, HR Development, Industrial Relations and all the activities related to HR Business Partner in several Eni Business areas (Natural Resources, Energy Evolution, Support Functions), as well as the Excellence Centers focused on Recruitment and Training (Eni International Resources and Eni Corporate University). From 2016 to June 2021 she was a standing member, representing Eni in the Executive Committee of Valore D. She participated in sessions of ‘In The Boardroom 4.0 – Eighth Class’ executive training program for Board members. In October 2022, as Eni representative, she was appointed Council Member of World Business Council for Sustainable Development.  She is currently member of Boards of Directors of Versalis and Eni Trading & Biofuels, as well as of Eni Foundation.

Luca Franceschini was born in Milan in 1966, from July 1, 2020 he is Head of Integrated Compliance and, from January 1, 2021, also Secretary of the Board of Directors. He is lawyer registered with the Italian Bar Association in Rome. After graduating in Law from the University of Milan, he first joined Eni in 1991 in the legal department of the then Agip S.p.A., providing legal assistance, initially, in commercial litigation and procurement area, and, subsequently, in a wide range of national and international projects in the Exploration & Production sector. In 2000, during the process for the liberalization of the natural gas sector, he was involved in the spin-off of the gas storage business and in the establishment and operational start of Stogit SpA, for which he became head of Legal and Corporate Affairs. He made his return to Eni Spa in 2005 as head of Italian Legal Assistance in the Gas & Power division. Following the concentration of all legal functions in Eni’s central Legal Department, he takes on positions of increasing responsibility, becoming, in 2009, head of legal assistance for Italian Business and Antitrust and in 2015, head of Legal and Regulatory Compliance. After the separation of the compliance function from the Legal Affairs department, in 2016 he became head of the new Integrated Compliance department. In 2017 he was awarded “Compliance Officer of the Year” by the Top Legal Corporate Counsel Awards and the Inhouse Community Awards. He is a member of the Scientific Committee of the Advanced Training Course for Corporate Counsel of the Luiss Business School. He was also member of the boards of directors of Italgas and Stogit.

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

Erika Mandraffino was born in Syracuse in 1972, mother of two. She was appointed Director External Communication of Eni on November 1, 2020. After graduating in European Business Administration in London, where she lived almost uninterruptedly from 1991 to 2005, she began her career as a corporate and financial communications consultant at Ludgate Communications where she worked from 1996 to 1999. Before joining Eni in 2006 as head of the financial and international press office, to then become head of Eni Group media relations in 2011, she worked as Director at the Brunswick Group in London, managing the international communication of European corporates (in Italy, Spain, Holland, Portugal) during crisis situations, mergers, acquisitions and IPOs. From 2000 to 2001 she worked as a communication consultant at Barabino & Partners in Rome. From October 2013 to February 2015 she was Saipem’s Senior Vice President of Institutional Relations and Communication, where she built the external relations department reporting directly to the CEO and managed the company’s communication in a period of crisis. In 2015 she was called back to Eni as Senior Vice President Media Relations and Corporate Publishing, a position held until April 2016 when she took on the role of Senior Vice President Media Relations and Social Networks. In 2018 she became Senior Vice President Global Media Relations and Crisis Communications. From July 1, 2020 she was Eni’s Director Media Relation reporting directly to the CEO until she assumed the current role. She has also been Chairman of Versalis S.p.A from May 2018 until January 2021.

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

Roberto Ulissi was born in Rome in 1962. Since 2006, he has been Head (now called Director) of Corporate Affairs and Governance, reporting directly to the Chief Executive Officer. He is a Board member and Vice Chairman of Banor SIM. He is a lawyer. After a number of years spent as a lawyer at the Bank of Italy, in 1998 he was appointed General Manager at the Ministry of the Economy and Finance head of the Banking and Financial System and Legal Affairs Department. He was a Board member of Telecom Italia (and Chairman of the Audit Committee), Ferrovie dello Stato, Alitalia, Fincantieri and a government representative on the Governing Council of the Bank of Italy. He was also a member of numerous Italian and European committees representing the Ministry of the Economy including, at a national level, the Commission for the Reform of Corporate Law (“Vietti” Commission) and, at EU level, the Financial Services Policy Group, the Banking Advisory Committee, the European Banking Committee, the European Securities Committee, and the Financial Services Committee.

He was also special professor of Banking Law at the University of Cassino. He is “Grande Ufficiale della Repubblica Italiana”. Until December 2020, he was Eni’s Company Secretary (Board Secretary and Corporate Governance Counsel) and was a Board Member of Eni International BV. From 2018 to 2021 he was the Coordinator of the Corporate Governance Forum of Company Secretaries of listed companies.

Francesca Zarri was born in 1969 in Bologna. She was appointed Director of Technology, R&D & Digital of Eni on July 1, 2020. In 1997, she joined Agip S.p.A to work in the Reservoir Department as reservoir modeler and petroleum engineer and in 2000, she worked on Eni operated assets in Scotland (North Sea). In 2004, after moving to the Engineering and Projects Department, she became the head of the Adriatic Off-shore Projects department, based in Ravenna District. In 2006, she was back to work on in-field production monitoring and optimization as the Head of the Production Optimization Technology Department, which at that time, also included most of the Eni’s Laboratories in Bolgiano. From 2007 to 2010, she worked for West Africa as Project and Development Director of Eni Congo, completing new and demanding project activities in the country (oil, gas and power). In 2011, she further expanded her experience by diversifying in the procurement function where she became the Head of American Region then the Head of Procurement Services, as well as the Professional Family. During the same period she was Eni’s representative for Commercial Committee in the South Stream Project. In 2013, she was back to follow the development of upstream projects as the Vice President for West Africa Projects Monitoring and Technical Coordination and later in Eni Congo as Development Projects Director, where she also became the President of Enrico Mattei School in Pointe Noire. In 2017, she was called to join the role of Head of the Italian Southern District until november 2019, when she was appointed as Senior Vice President Italian Activites Coordination. Since April 2020, she is the President of Eniservizi, the President and CEO of SPI and the Eni representative in Assomineraria. Since 2014, she has been the member of boards of directors of several Eni subsidiaries in Italy and abroad. She earned MS degree in Mining Engineering (100/100) from the University of Bologna; she also attended, in 1995, the Eni Master MEDEA (Master in Energy and Environmental Management) with Economics specialization.

Compensation

The information concerning compensation is provided in the Remuneration Report prepared in accordance to Italian listing standards, which is incorporated herein by reference. See the Exhibit 15. a (i).

As of December 31, 2023, the total amount accrued to the reserve for employee termination indemnities with respect to Chief Executive Officer, Chief Operating Officers, and other Managers with strategic responsibilities (with reference to the employed ones in service, who, during the course of the 2023 period, filled said roles, even if only for a fraction of the year), was €1,168 thousand.

Name		(€ thousand)
Descalzi Claudio	Chief Executive Officer	428
Brusco Guido	Chief Operating Officer Natural Resources	6
Ricci Giuseppe	Chief Operating Officer Energy Evolution	90
Senior managers (a)		644
		1,168

(a) No. 23 managers.

Board practices10

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

Board of Directors’ duties and responsibilities

The Board of Directors has the fullest powers for the ordinary and extraordinary management of the Company in relation to its purpose. In a resolution dated May 11, 2023, the Board, while exclusively reserving to itself the most important strategic, operational and organizational powers, appointed Claudio Descalzi as CEO and General Manager, entrusting him with the fullest powers for the ordinary and extraordinary management of the Company, with the exception of those powers that cannot be delegated under current law and those retained by the Board.

In the same resolution, the Board of Directors resolved to confer to the Chairman a major role in internal controls and non- operational functions. In particular, with reference to Internal Audit, the Board of Directors resolved that, in accordance with the Corporate Governance Code in force at that time, the Head of the Internal Audit Department reports to the Board, and on its behalf, to the Chairman, without prejudice to its functional reporting to the Control and Risk Committee and the Chief Executive Officer, as the director in charge of the internal control and risk management system. The Chairman is also involved in the appointment of the primary Eni officers in charge of internal controls and risk management, as well as in approving internal rules governing the Internal Audit process. In addition, the Chairman carries out his statutory functions as legal representative, managing institutional relationships in Italy, together with the Chief Executive Officer.

On the same date (May 11, 2023), the Board of Directors appointed the Secretary of the Board of Directors and Board Counsel, who reports hierarchically and functionally to the Board and, on its behalf, to the Chairman. He provides assistance and independent (from the management) legal advice to the Board and the Directors.

With resolution dated May 11, 2023 the Board of Directors updated the specific responsibilities reserved to itself, which are fully reported below. Accordingly, the Board, in addition to powers that may not be delegated by law and by By-laws, has the following exclusive powers:

[10] The information contained in this chapter is updated to December 31, 2023 and for specific aspects, expressly indicated, up to the date of approval of this Report.

the Board:

•defines the system and rules of corporate governance for the Company, evaluating and promoting, where necessary, the appropriate amendments, submitting the same, when appropriate, to the Shareholders' meeting. Defines the structure of the Group it leads. Approves the Report on corporate governance and ownership, with the support of the Control and Risk Committee with regard to the internal control and risk management system. Approves, having received the opinion of the Control and Risk Committee, the guidelines for the internal regulatory system and the policies on Ethics, Compliance & Governance. Having received the favourable opinion of the Control and Risk Committee, adopts rules ensuring the transparency and the substantive and procedural fairness of transactions with related parties and those in which a Director or a Statutory Auditor holds a personal interest or an interest on behalf of third parties, assessing on an annual basis whether any revision is needed. Upon proposal of the Chairman, in consultation with the CEO, it also adopts a procedure for the internal handling and the disclosure of Company documents and information, with particular reference to inside information.

•Defines its operational rules and procedures, including the procedures for providing information to directors. Establishes the Board’s internal Committees, with preliminary, propositional and consultative functions, defines their composition appointing and revoking their members and Chairmen, favouring the competence and experience of their members and avoiding an excessive concentration of offices. Determines their duties, and also upon proposal of the Remuneration Committee and following consultation with the Board of Statutory Auditors, the compensation of the relevant members; acting upon proposal of the same committees, approves their rules of procedures and annual budgets. Moreover, establishes in the rules of procedure of the committees the terms and conditions on which committees can use external consultants.

•Upon their appointment and on annual basis, as well as at the occurrence of relevant circumstances, based on the information provided by the interested party or available to the Company and following the preliminary investigation of the Nomination Committee, assesses the independence and integrity of its members, as well as the non-existence of reasons for ineligibility and incompatibility. Defines ex ante the quantitative and qualitative criteria for assessing the significance of commercial, financial or professional relations, as well as of any remuneration other than the fixed remuneration that may compromise or appear to compromise independence. Carries out the assessments vested in it by law in relation to the requirements applicable to Statutory Auditors. Acting upon a proposal of the Nomination Committee, it expresses its policy on the maximum number of director or statutory auditor positions that can be held by its members in any other listed company, whether Italian or foreign, or in financial, banking or insurance companies or in companies of significant size that are compatible with the effective performance of their role as director, taking into account the time commitment required by the role, and periodically verifies their compliance, at least on an annual basis. Every year carries out an assessment on the specific functioning of the Board itself and of its committees, as well as on their size and composition, using an external independent consultant, appointed upon proposal of the Nomination Committee, also considering the role it has played in defining strategies and monitoring management and the adequacy of the internal control and risk management system. The Chairman ensures, with the help of the Board Secretary, the adequacy and transparency of the self-assessment process of the administrative body, with the support of the Nomination Committee. The Nomination Committee upon request of the Board, provides assistance in the self- assessment activities of the Board and its Committees. Taking into account the outcomes of such assessment, with the support of the Nomination Committee, the Board defines the optimal composition of the Board itself and of its committees, issuing its advice for shareholders on the size and composition of the new Board before its appointment. With the assistance of the Nomination Committee, identifies candidates for the office of Director in case of co-optation and, where possible and appropriate, prepares and submits its own slate for the renewal of the body. Requires to whoever submits a slate with a number of candidates that is higher than half the number of members to be elected to provide adequate information, in the documentation presented for filing the slate, on the compliance of the slate with the advice expressed by the Board, and also with reference to diversity criteria envisaged by the law and by the Corporate Governance Code, and to indicate the candidate for the office of Chairman of the Board.

•Where applicable, appoints and revokes an independent director as “lead independent director”.

•Delegates and revokes powers to/from the Chief Executive Officer and the Chairman, establishing the limits and methods for exercising these powers and, after examining the proposals of the Remuneration Committee and following consultation with the Board of Statutory Auditors, determining the remuneration connected with these duties. The Board may impart directives to the delegated bodies and itself undertake any operations falling within the delegated powers. Prepares, updates and implements, with the support of the Nomination Committee, a succession plan for the Chief Executive Officer identifying at least the procedures to be followed in the event of early termination of office. It also ascertains the existence of adequate procedures for the succession of top management.

•Taking into account the obligations established by current legislation on the matter: (i) establishes the basic guidelines for the organizational, administrative and accounting structure, including the internal control and risk management system, of the Company, of subsidiaries with strategic importance and of the Group; (ii) it evaluates the adequacy of the organizational, administrative and accounting structure of the Company, of the subsidiaries with strategic importance and of the Group, with particular reference to the internal control and risk management system, put in place by the Chief Executive Officer.

•With the support of the Control and Risk Committee and following consultation with the Chairman in regard of the internal audit activities, establishes the general guidelines for the internal control and risk management system, in line with the Company's strategies. With reference to the four-year Plan, defines the nature and level of risk compatible with the strategic objectives of the company, on the basis of an estimate of the probability and impact of the risks issued (and, if necessary, updated during the year) by the Integrated Risk Management function, including in its assessments all the risks that may be relevant in terms of sustainable success of the Company. Upon proposal of the Chief Executive Officer and with the support of the Control and Risk Committee, it annually defines, within the framework of the four-year Plan, the specific guidelines for the internal control and risk management system, in line with the Company's strategies, and evaluates their implementation annually, based on a report from the Chief Executive Officer, without prejudice to the general guidelines on the subject contained in internal regulations. Upon proposal of the Chief Executive Officer and in agreement with the Control and Risk Committee and the Board of Statutory, defines the principles concerning the coordination and information flows between the various subjects involved in the internal control and risk management system. Approves the guidelines on the internal audit activity, upon proposal of the Chairman, in agreement with the Chief Executive Officer and having consulted the Control and Risk Committee. Defines the guidelines for the management and control of financial risks, after having heard the opinion of the Control and Risk Committee, and defines the financial risk limits for the Company and its subsidiaries. With the support of the Control and Risk Committee (i) examines the main Company risks, identified by the Chief Executive Officer, taking into account the nature of the business of the Company and of its subsidiaries, as reported by the Chief Executive Officer to the Board at least once every three months and (ii) every six months, based on the reports prepared by the Officer in charge of preparing financial reports of Eni SpA, as well as the reports by the Control and Risk Committee, the Risk Report and, annually, also on the basis of the Report on compliance with financial risk limits and the Integrated Compliance Report, evaluates the adequacy of the internal control and risk management system with regard to the nature of the business and its risk profile, as well as its effectiveness. It also evaluates the adequacy of powers and means given to the Officer in charge of preparing financial reports, and the actual compliance with the administrative and accounting procedures prepared by said Officer; (iii) assesses on an annual basis the adequacy of the organizational structure of the internal control and risk management system with respect to the characteristics of the company and its risk profile as well as its effectiveness, except for amendments that could make a six-monthly revision necessary, taking this into account also for the purposes of the evaluation on the adequacy of the internal controls and risk management system under point ii). Approves the Management, Supervision and Control Model of the risks on Health, Safety and Environment, Security and Public Safety of the Company, and its substantial amendments.

•At least annually, approves the Audit Plan prepared by the Head of the Internal Audit Department, with the support of the Control and Risk Committee and following consultation with the Chairman, the Chief Executive Officer and the Board of Statutory Auditors. Evaluates, with the support of the Control and Risk Committee and following consultation with the Board of Statutory Auditors, the findings contained in the recommendation letter, if any, of the audit firm and in its additional report, together with any comments of the Board of Statutory Auditors, informing the Board of Directors on the results of the auditing.

•Defines, upon proposal of the Chief Executive Officer, the strategic guidelines and objectives of the Company and of the Group, pursuing its sustainable success and monitoring its implementation. Examines and approves the four-year Plan and the medium-long term plans of the Company and of the Group and related budgets, also on the basis of the analysis of the issues relevant to the generation of long-term value, periodically monitoring their implementation. Examines and approves the plan for the Company’s non-profit activities, after the assessment of the Sustainability and Scenarios Committee; it also approves operations not included in the non-profit plan whose cost exceeds € 1 million, provided that reports on operations not included in the plan and not subject to Board approval are periodically submitted to the Board, in accordance with paragraph below.

•Examines and approves, with the support of the Board Committees to the extent applicable, the Annual Financial Report, which includes the draft of Eni Financial Statements, the Consolidated Financial Statements and the consolidated non- financial statement, the consolidated annual Sustainability Report not already contained within the non-financial statement and the half-year financial report. It also examines and approves any semi-annual and quarterly financial reports and preliminary reports, the annual Report on Payments to Governments and any additional periodic statements or reports in accordance with applicable regulations.

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

•Receives periodic reports from the Chairman, on the implementation of Board resolutions. At each Board meeting, receives information from the Board’s internal Committees on the most relevant issues examined during their meetings and, at least on a semi-annual basis, a report on their activities.

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

The Board ensures compliance with the principles of good corporate governance and management of the subsidiaries, protecting their operational autonomy with specific regard to listed companies and companies for which law or regulations require it. It also ensures the confidentiality of transactions between said subsidiaries and Eni or third parties for the protection of the subsidiaries' interests. Without prejudice to the provisions of point 26, transactions with a significant impact include the following:

a)  acquisitions and disposals of equity investments, companies or business units, property rights, leases active and passive of companies or business units, transfers of assets (with the exception, for all of these, of transactions with and between subsidiaries), mergers, demergers and liquidations of companies exceeding €200 million in the upstream oil&gas sector and €150 million in other business sectors, without prejudice to art. 23.2 of the By-laws;

b)  acquisitions and disposals (also as part of “unification” agreements) of exploration mining rights exceeding €150 million and productive mining rights exceeding €200 million;

c)  capital increases (i) of subsidiaries: for amounts exceeding €1 billion, (ii) of associate companies: for amounts exceeding €500 million, if proportionate to the interest held, and of any amount, if not proportional to the interest held;

d)  investments in fixed assets exceeding €500 million in the upstream oil&gas sector, and €300 million in other sectors;

e)  transactions that imply: (i) entry into new countries, with a significant operational presence or with initiatives that present a particular risk and/or (ii) significant entry into new business sectors;

f)   real estate leases, purchase and sale of goods and contracts for the provision of work or services (other than those intended for investment and gas supplies), with the exclusion of contracts with and between subsidiaries, at a total price exceeding €1 billion or, if the total price exceeds €500 million, with a duration of more than 20 years;

g)  gas and LNG purchase and supply contracts, of at least 3 billion cubic meters per year and ten-year duration or changes to gas purchase and supply contracts involving increases in commitments of at least 3 billion cubic meters per year and increases in duration, inclusive of the residual duration of the contract, exceeding 10 years, with the exception of modifications made in execution of contractual clauses already included in the original agreement;

h)  loans to subjects other than subsidiaries: (i) if in favour of associate companies: for an amount exceeding €300 million, if in proportion to interest held; and for an amount exceeding €10 million if not proportional to interest held; (ii) if in favour of non- associate companies: of any amount; (iii) changes in the loans referred to in points (i) and (ii), which determine a worsening in the approved contractual terms.

The following transactions do not require the approval of the Board:

a.   financial commitments assumed in a non-proportional amount to interest held (so-called "carry agreement") within contracts relating to the exploration and development phase of hydrocarbons, provided that the following conditions are jointly warranted: (i) the obligations are assumed in favour of the host state or an oil company directly or indirectly wholly-owned by the host state; (ii) the obligations are distributed in proportion to the interest held in the reference asset by subjects other than the State or the State oil company (referred to in point i) at the time the financial commitment is made; (iii) with relation only to carry agreements for the development phase, the risk of repayment of the loan is guaranteed by any future financial or production flows of the underlying mining investment. The carry agreements, or amendments thereof, stipulated after the conclusion of the above contracts, are subject to the approval of the Board if they determine a non-proportional increase in the exposure and for amounts exceeding €200 million;

b.  the signing and application of default clauses contained in the contracts regulating the mining activity between partners of a joint venture;

i)  issuing of unsecured and secured guarantees to entities other than subsidiaries: (i) for amounts exceeding €500 million, if in the interest of the Company or of Eni subsidiaries; (ii) for amounts exceeding €300 million, if in the interest of non-controlled associated companies; (iii) in any case, for amounts exceeding €10 million if the guarantee is not proportionate to the interest held in the obligations underlying the guarantee (with the exception of the case in which the non-proportionality is due to the presence of a carry agreement within the limits indicated in letter h) above); (iv) if in the interest of entities belonging to "Temporary Business Groupings" for participation in tenders for which Eni or its subsidiaries act as agents, for an amount exceeding €50 million, or for any amount if there is no provision for the issue of a counter-guarantee by the entities participating in the "Temporary Business Grouping"; (v) for any amount, if in the interest of third parties; (vi) for an indeterminate amount, in the interest of any person; (vii) changes to the guarantees referred to in the previous points, which determine a worsening in guarantees already issued;

j)  waiver of rights with a value equal to the thresholds set out in the preceding letters for the acquisition or transfer of the same rights;

k) Eni S.p.A. intermediation agreements, understood as contracts in which the Company, in relation to a specific business initiative, appoints an entity for the exclusive purpose of putting the Company in contact with third parties, promoting the interests of the Company with the aforementioned subjects and facilitating the stipulation/execution of contracts with them.

•Appoints and revokes – acting upon proposal of the Chief Executive Officer in agreement with the Chairman and following consultation with the Nomination Committee – the Chief Operating Officers, defining the content and limits of their powers as well as the provisions for exercising them. In the case of appointment of the Chief Executive Officer as General Manager, the proposal is made by the Chairman. At the time of the appointment and periodically, the Board assesses compliance with the integrity requirements provided for by current legislation for General managers.

•Upon proposal of the Chairman, appoints and revokes the Board Secretary and Board Counsel, which reports hierarchically and operationally to the Board and by means of it to the Chairman, and determines the remuneration, the charter and the annual budget.

•After assessing his compliance with professional and integrity requirements, appoints and removes the Officer in charge of preparing financial reports – acting upon a proposal of the Chief Executive Officer and in agreement with the Chairman, following consultation with the Nomination Committee, and having received the favourable opinion of the Board of Statutory Auditors; also, following the opinion of the Control and Risk Committee, ensures that he has adequate powers and means to carry out his statutory duties and monitors compliance with the administrative and accounting procedures established by the abovementioned officer. The Board periodically assesses the possession of the integrity requirements provided for by current legislation for the Officer in charge of preparing financial reports.

•Acting upon proposal of the Chairman, in agreement with the Chief Executive Officer, with the support of the Control and Risk Committee, and following consultation with the Board of Statutory Auditors, it (i) appoints and removes the Head of Internal Audit Department, with the support of the Nomination Committee (ii) it approves the Internal Audit budget, ensuring that the Head of Internal Audit Department has adequate resources to carry out his duties: (iii) establishes his remuneration structure in accordance with the Company’s remuneration policies. The Head of Internal Audit Department reports hierarchically to the Board and, on its behalf, to the Chairman, without prejudice to its operational dependence on the Control and Risk Committee and on the Chief Executive Officer.

•With the support of the Control and Risk Committee, determines the attribution of supervisory functions and the composition criteria of the supervisory body pursuant to Legislative Decree 231/2001 and, on the proposal of the Chief Executive Officer, in agreement with the Chairman: (i) having heard the Nomination Committee and, for external members, also the opinion of the Board of Statutory Auditors, it appoints and removes the members of the Supervisory Body referred to in Legislative Decree no. 231 of 2001, determining its composition and (ii) establishing the remuneration of its members. Upon proposal of the Supervisory Body, approves the related annual "budget".

•Evaluates, with the support of the Control and Risk Committee, the adoption of measures to guarantee the effectiveness and impartiality of judgment of the Integrated Risk Management and Integrated Compliance functions and of any other functions involved in controls, verifying that they are equipped with adequate skills and resources.

•Promotes, in the most appropriate way, dialogue with shareholders and other relevant stakeholders for the company. Upon the proposal of the Chairman, in agreement with the Chief Executive Officer, adopts and describes, in the corporate governance report, a policy for managing dialogue with the generality of shareholders. The Chairman ensures, within the terms established by said policy, that the Board receives, by the first useful meeting and in any case within the terms established by the policy, information on the development and significant contents of the dialogue taking place with all the shareholders.

•Defines, with the assistance of the Remuneration Committee, the policy for the remuneration of directors, managers with strategic responsibilities and, without prejudice to the provisions of art. 2402 of the Italian civil code, of members of the control body; it approves, on the proposal of the same Committee, the Report on the remuneration policy and compensation paid to be presented to the Shareholders' Meeting called to approve the financial statements. Furthermore, in implementing the Remuneration Policy, approved in the Shareholders' Meeting, following a proposal from the Remuneration Committee: (i) defines, having heard the opinion of the Board of Statutory Auditors, the remuneration of Directors with delegated powers and those with particular offices; (ii) establishes the objectives, and verifies their final achievement, connected to the variable remuneration of Directors with delegated powers and the incentive plans; (iii) implements the remuneration plans based on shares or financial instruments approved by the Shareholders' Meeting; (iv) ensures that the remuneration paid and accrued is consistent with the principles and criteria defined in the policy, in light of the results achieved and other relevant circumstances for its implementation. Upon termination of office and/or of the relationship with the Chief Executive Officer or a Chief Operating Officer, based on the outcome of the internal processes leading to the attribution or recognition of any indemnity and/or other benefits, approves the press release to be disseminated to the market with the information required by the Corporate Governance Code and/or by any applicable regulations.

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

•Formulates proposals to submit to the Shareholders' Meeting and, through the Chairman and the Chief Executive Officer, reports to the Shareholders' Meeting on the activities carried out and planned, working to ensure that shareholders receive adequate information about the elements they need to take the decisions pertaining to them, with knowledge of the facts.

•Examines and decides on other issues that Directors with delegated powers believe should be presented to the Board due to their particular importance or sensitivity.

In accordance with art. 23.2 of the By-laws, the Board also decides upon: mergers and proportional spin-offs of companies in which the Company’s shareholding is at least 90%; the establishment and closing of secondary offices; and the amendment of the By-laws to comply with regulatory provisions. For the purposes of the above-mentioned resolution and the Corporate Governance Code, to which Eni S.p.A. adheres, "subsidiaries with strategic importance" means the following companies: Eni International BV, Eni Plenitude S.p.A. Società Benefit and Versalis S.p.A

According to this resolution, the Chief Executive Officer is also in charge of establishing and maintaining the internal control and risk management system. The Board authorizes the Chief Executive Officer to modify investment transactions previously approved by the Board, in ways that do not involve a substantial reconfiguration of the underlying industrial project. The Board receives annual information on these modifications in the event of: (i) an increase in the whole life cost of more than 30% compared to the authorized amount and/or (ii) a reduction in profitability below the hurdle rate or of the adjusted WACC, for projects authorized on the basis of these parameters.

Directors’ independence

On the basis of statements made by the Directors and other information available to the Company, the Board of Directors after its appointment, in its meeting of May 11, 2023:

-first, defined the criteria for assessing independence, pursuant to the Code, confirming the criteria already identified by the former Board of Directors, relating to the identification of additional remuneration and significance of relationships that could compromise independence;

-and then assessed that the Chairman and Directors Baroncini, Belcredi, Dittmeier, Seganti, Sgubin and Vermeir meet the independence requirements provided for by law and by the Code. At the assessment carried out in February 2023, the Board of Directors, after preliminary assessment by the Nomination Committee, confirmed the previous assessment of independence pursuant to law and to the Code of the Chairman of the Board of Directors Zafarana and Directors Baroncini, Belcredi, Dittmeier, Seganti, Sgubin and Vermeir.

The outcome of the assessments of independence of directors is disclosed to the market immediately after the appointment through a specific press release and, later, in the annual corporate governance report, available on Eni website.

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

On May 11, 2023, the Board of Directors of Eni confirmed Raphael Louis L. Vermeir Lead Independent Director. Pursuant to Italian Corporate Governance Code, the Lead Independent Director collects and coordinates the requests and contributions of non-executive directors and, in particular, of independent ones and coordinates the meetings of the independent directors.

Board Committees

The Board of Directors has established four internal Committees to provide it with recommendations and advice: (a) the Control and Risk Committee; (b) the Remuneration Committee; (c) the Nomination Committee; and (d) the Sustainability and Scenarios Committee. Committees under letters (a), (b) and (c) are recommended by the Code. The composition, duties and operational procedures of these committees are governed by their own rules, which are approved by the Board, in compliance with the criteria outlined in the Code.

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

The Chairman of the Board of Statutory Auditors or a Statutory Auditor designated by her, participates in Control and Risk Committee. Members of the Board of Statutory Auditors may also attend other Committee’s meetings. Upon invitation of the Chairman of the Committee, the Chairman of the Board of Directors and/or the Chief Executive Officer may attend specific meetings11 as well as other Directors, after having heard the Chairman of the Board. Moreover, upon invitation of the Chairman of the Committee, and having informed the Chief Executive Officer, other members of the Company structure, for their own competence, may be invited to participate in the meeting on specific items of the agenda.

[11] Except for meetings of the Remuneration Committee examining proposals regarding their remuneration. Rules of the Remuneration Committee establish that “no Director and, in particular, no Director with delegated powers may take part in meetings of the Committee during which Board proposals regarding his or her remuneration are being discussed, unless such proposals regard all the members of the Committees established within the Board of Directors.”

The Board Secretary and Board Counsel coordinates the secretaries of the Board Committees, receiving for this purpose information on the calendar of the meetings and the items in the Committees’ agendas, the notices of the meetings, as well as their signed minutes.

Minutes of all Committee meetings are usually drafted by their respective secretaries. The current members of the Control and Risk Committee, Remuneration Committee, Nomination Committee and Sustainability and Scenarios Committee were appointed by the Board of Directors on May 11, 2023.

Remuneration Committee

Members: Massimo Belcredi (Chairman), Cristina Sgubin, Raphael Louis L. Vermeir.

The Remuneration Committee is made up of three non-executive Directors, all of whom independent.

The members of the Committee shall have expertise that is consistent with the duties they are required to perform, to be evaluated by the Board of Directors at the time of the appointment.

In particular, at their appointment, the Directors Belcredi and Vermeir have been identified by the Board as members "with adequate knowledge and experience in financial matters or remuneration policies", as recommended by the Corporate Governance Code.

In accordance with the By-laws and the Corporate Governance Code, the Committee assists the Board of Directors with preparatory, consultative and advisory functions on remuneration issues. More specifically, the Committee:

a)

submits to the Board of Directors for its approval the “Report on remuneration policy and remuneration paid” and, in particular, the remuneration policy for members of corporate bodies, General Managers and managers with strategic responsibilities, without prejudice to provisions of Art. 2402 of Italian Civil Code, to be presented to the Shareholders’ Meeting called to approve the financial statements, as provided for by the applicable law;

b)	presents proposals and expresses opinions for the remuneration of the Chairman of the Board of Directors and the Chief Executive Officer, covering the various forms of compensation and benefits awarded;
c)	presents proposals and expresses opinions for the remuneration of the members of the Board’s internal committees;
d)	examines the CEO’s indications and presents proposals for:
	i.	general criteria for the remuneration of managers with strategic responsibilities;
	ii.	annual and long-term incentive plans, including equity-based plans;
	iii.	establishing performance targets and assessing results for performance plans in connection with the determination of the variable portion of the remuneration for Directors with delegated powers and with the implementation of incentive plans;
e)	periodically evaluates the adequacy, overall consistency and actual implementation of the adopted policy, as described in letter a) above and assesses, in particular, the actual achievement of the performance objectives, formulating proposals on the matter to the Board;
f)	performs the tasks required under the Company’s procedures for handling related party transactions;
g)	examines and monitors the results of engagement activities carried out in support of the Eni Remuneration Policy, within the terms set forth in the engagement policy approved by the Board.
h)	reports to the Board, at least once every six months and no later than the deadline for the approval of the annual and semi- annual financial report, on its activities at the Board meeting indicated by the Chairman of the Board of Directors.

Control and Risk Committee

Members: Raphael Louis L. Vermeir (Chairman), Carolyn Adele Dittmeier, Federica Seganti and Cristina Sgubin.

The Control and Risk Committee supports the Board of Directors’ assessments and decisions relating to the Internal Control and Risk Management System (ICRMS) and the approval of periodical financial and non-financial reports. The Committee supports the Board with preparatory work, following which it formulates assessments and/or opinions to the Board.

The Control and Risk Committee comprises four non-executive independent directors.12

In particular, the Directors Vermeir, Dittmeier and Seganti have been identified by the Board as members "with adequate knowledge and experience in accounting, finance or risk management", required by the Code of Corporate Governance (Recommendation 35)13. The Chairman of the Committee was elected from the minority list presented by Italian and foreign institutional investors.

The Committee supports the Board of Directors with preparatory work, following which it formulates assessments and/or opinions, in particular with regard to:

a) the guidelines for the internal control and risk management system (ICRMS) consistently with the Company’s strategies, so that the main risks that affect the Company and its subsidiaries can be correctly identified and appropriately measured, managed and monitored, expressing in this regard the opinion required by internal regulations on the matter; it also supports the Board of Directors in determining the degree of compatibility of such risks with the management of the Company in a manner consistent with its stated strategic objectives and preliminary examining the main company risks, taking into account the characteristics of the activities carried out by the company or its subsidiaries;

b) the definition, within the Strategic Plan, of the annual guidelines of the internal control and risk management system ("Annual plan for the integrated management of strategic risks"), proposed by the Chief Executive Officer, in line with the strategies of the company, as well as the annual assessment of the implementation of these guidelines, based on the Report prepared for this purpose by the Chief Executive Officer;

c) the evaluation performed at least every six months, of the adequacy of the internal control and risk management system, taking account of the characteristics of the Company and its risk profile, as well as its effectiveness. To this end, it reports to the Board of Directors, on the occasion of the approval of the annual and semi-annual financial reports, on its activities and on the adequacy of the ICRMS;

d) the fundamental guidelines of the Regulatory System, the regulatory instruments to be approved by the Board of Directors, their amendment or update, and, upon request by the CEO, on specific aspects in relation to the instruments implementing the fundamental guidelines, expressing in this regard the opinion required by internal regulations on the matter;

e) the guidelines for the management and control of financial risks, expressing in this regard the opinion required by internal regulations on the matter;

[12] In accordance with the rules of the Control and Risk Committee, the Committee is made up of three to four non-executive Directors, all of whom are independent. Alternatively, the Committee may be made up of non-executive Directors, the majority of whom shall be independent. In the latter case, the Chairman of the Committee shall be chosen from among the independent Directors. In any case, the number of members shall be fewer than the number representing a majority on the Board.

[13] The Governance system put in place by Eni establishes that the Committee as a whole possesses adequate expertise in the sector of activity in which the Company operates, as necessary to assess the related risks, and must in any case have adequate skills in relation to the tasks it is called upon to perform, as assessed by the Board of Directors upon the appointment; two members of the Committee if there are such members on the Board, or in any case at least one member of the Committee or in any case at least one member of the Committee must possess adequate experience in financial and accounting matters or in risk management, as assessed by the Board of Directors at the time of their appointment.

f) the proposals concerning the appointment, the removal and, consistent with the Company’s policies, the structure of the fixed and variable compensation of the Internal Audit Director, as well as on the adequacy of the resources provided to the latter to perform his duties, expressing the opinion required by internal regulations on the matter;

g) at least once a year, the Audit Plan prepared by the Internal Audit Director, expressing the opinion required by internal regulations on the subject (guidelines on Internal Audit activity - Internal Audit Charter);

h) the assessment of opportunities to adopt measures to ensure the effectiveness and impartiality of judgment of the Integrated Risk Management and Integrated Compliance units and of any other functions involved in the controls identified by the Board of Directors, as well as the annual verification that they are equipped with adequate professionalism and resources;

i) the choice relating to the attribution of supervisory functions pursuant to Legislative Decree no. 231/2001 and the composition criteria of the Watch structure pursuant to Legislative Decree no. 231/2001 which is reported in the Corporate Governance Report;

j) the exam of reports on the ICRMS, also following periodic meetings with the relevant structures of the Company;

k) investigations and examinations carried out by third parties regarding the internal control and risk management system; findings reported by the Audit Firm in any management letter it may issue and in the latter’s additional report which includes any opinions of the Board of Statutory Auditors. The additional report includes any opinions of the Board of Statutory Auditors;

l) the illustration, in the annual Corporate Governance Report, of the main features of the internal control and risk management system, and how the different subjects involved therein are coordinated, providing an indication of benchmark models as well as national and international best practices, and an evaluation of the overall adequacy of the system itself;

m) the adoption and amendment of the rules for the transparency and substantial and procedural correctness of transactions with related parties and those in which a Director or Statutory Auditor holds an interest, on his own or on behalf of third parties, expressing the opinion required by regulations, including internal ones, on the subject and carrying out the additional tasks assigned to it by the Board of Directors, also with reference to the examination and issue of an opinion on certain types of transactions, except for those relating to remuneration;

n) the proposal of the Chief Executive Officer for the definition of the principles concerning the coordination and information flows between the various parties involved in the ICRMS.

In addition, the Committee, in assisting the Board of Directors: a) evaluates, together with the Officer in charge of preparing financial reports and after having consulted the Audit Firm and the Board of Statutory Auditors, the proper application of accounting standards and their consistency in preparing the consolidated financial statements, issuing an opinion prior to their approval by the Board of Directors; b) examines and evaluates Reports prepared by the Officer in charge of preparing financial reports through which it shall give its opinion to the Board of Directors on the appropriateness of the powers and resources assigned to the Officer himself and on the proper application of accounting and administrative procedures, enabling the Board to exercise its tasks of supervision required by law; c) assesses whether the periodic non-financial information is suitable to correctly represent the Company’s business model, its strategies, the impact of its business and the performance achieved, expressing an opinion to the Board in coordination with the Sustainability and Scenarios Committee; d) examines the content of the periodic non-financial information relevant to the ICRMS; e) expresses opinions to the Board of Directors on specific aspects relating to the identification of the main corporate risks; f) on request of the Board, it supports, with adequate preliminary activities, the Board of Directors’ assessments and resolutions on the management of risks arising from detrimental facts which the Board may have become aware of and g) monitors the independence, adequacy, efficiency and effectiveness of the Internal Audit Department and oversees its activities with respect to the duties of the Board of Directors and the Chairman of the Board on its behalf, in this area, ensuring that they are performed with the necessary independence and required level of objectivity, competence and professional diligence, in accordance with the Code of Ethics of Eni SpA and international standards, as well as with the terms provided by the guidelines on Internal Audit activities (Internal Audit Charter).

In particular, the Committee also: a) examines and evaluates, on the occasion of his/her appointment, whether the Internal Audit Director meets the integrity, professionalism, competence and experience requirements and, on an annual basis, assesses their fulfilment; b) examines the results of the audit activities performed by the Internal Audit Department and the periodic reports prepared by it containing adequate information on the activities carried out, on the manner in which risk management is conducted and on compliance with risk containment plans, as well as assessment of the appropriateness of the ICRMS . It also examines the reports promptly prepared by the Internal Audit Department on events of particular importance; c) examines the information received from the Internal Audit Department and promptly reports its assessment to the Board of Directors in the case of: (i) significant deficiencies in the system for preventing irregularities and fraudulent acts, and irregularities or fraudulent acts committed by management personnel or by employees who perform important roles in the design or operation of the ICRMS; and (ii) circumstances which may affect the maintenance of the independence of the Internal Audit Department and of auditing activities and d) may ask the Internal Audit Department to perform audits of specific operational areas, providing simultaneous notice to the Chairman of the Board of Directors, the CEO and the Chairman of the Board of Statutory Auditors, unless there are conflicts of interest.

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

Nomination Committee

Members: Carolyn Adele Dittmeier (Chairman), Elisa Baroncini and Massimo Belcredi.

The Nomination Committee is made up of three non-executive Directors, all of whom independent.

In accordance with the By-laws and the Corporate Governance Code, the Committee assists the Board of Directors with preparatory, consultative and advisory functions on appointment and succession plans issues. More specifically, the Committee:

a)assists the Board of Directors in formulating any criteria for the appointment of persons indicated in letter b) below, and of the members of the other boards and bodies of Eni’s associated companies;

b)provides evaluations to the Board of Directors on the appointment of executives and members of the boards and bodies of the Company and of its subsidiaries, proposed by the Chief Executive Officer and/or the Chairman of the Board of Directors, whose appointment falls under the Board’s responsibilities and oversees the associated succession plans. It supports the Board in the elaboration, update and implementation of the Chief Executive succession plan, by identifying, at least, the procedures to be followed in the event of an early termination of office;

c)upon a proposal of the Chief Executive Officer, examines and evaluates criteria governing the succession planning for the Company’s managers with strategic responsibilities;

d)assists the Board in the identification of candidates to serve as Directors in the event one or more positions need to be filled during the course of the year (Article 2386, first paragraph, of the Italian Civil Code), ensuring compliance with the requirements regarding the minimum number of independent Directors and the percentage reserved for the less represented gender, as well the representation of non-controlling interests;

e)proposes to the Board of Directors candidates for the position of Director to be submitted to the Shareholders’ Meeting of the Company, in the absence of proposals submitted by the shareholders, in the event it is not possible to draw the required number of Directors from the slates presented by shareholders;

f)with reference to the annual evaluation program on the performance of the Board of Directors and its Committees, in compliance with the Corporate Governance Code, it assists the Chairman of the Board of Directors in the activity attributed to it, of ensuring the adequacy and transparency of the self-assessment process of the Board; assists the Board in the preparatory work for the appointment of an external consultant and in the evaluation of the outcomes of the process. On the basis of the results of the self-assessment, the Committee supports the Board of Directors regarding the size and composition of the Board or its Committees, as well as, the skills and managerial and professional qualifications it feels should be represented within the same Board and Committees also in light of the industrial characteristics of the Company, taking into account the diversity criteria and the Board of Directors guidelines on the maximum number of positions a Director can hold in other companies, so that the Board itself can issue its guidelines to the shareholders prior to the appointment of the new Board;

g)assists the outgoing Board in the proposition of the slate of candidates for the position of Director to be submitted to the Shareholders’ Meeting if the Board decides to opt for the process envisaged in Article 17.3 (1) of the By-laws, ensuring the transparency of the process leading to the slate’s structure and proposition;

h)in compliance with the Corporate Governance Code, proposes to the Board of Directors guidelines regarding the maximum number of positions of Director or Statutory Auditor that a Company Director may hold and performs the preliminary activity for the associated periodic checks and evaluations for submission to the Board;

i)periodically verifies that the Directors satisfy the independence and integrity requirements, and ascertains the absence of circumstances that would render them incompatible or ineligible, at least on an annual basis and upon the occurrence of circumstances relevant to independence;

j)provides its opinion to the Board of Directors on any activities carried out by the Directors, which are in competition with the Company;

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

Sustainability and Scenarios Committee

Members: Federica Seganti (Chairman), Elisa Baroncini and Roberto Ciciani.

The Sustainability and Scenarios Committee is made up of three non-executive Directors, a majority of whom are independent.

The Committee assists the Board of Directors with preparatory, consultative and advisory functions on scenarios and sustainability issues, i.e. the processes, projects and activities aimed at ensuring the Company’s commitment to sustainable development along the value chain, particularly with regard to: climate transition and technological innovation; access to energy, energy sustainability; environment and energy efficiency; local development, particularly economic diversification, health, well- being and safety of people and communities; respect and protection of rights, particularly of the human rights; integrity and transparency; diversity and inclusion.

More specifically, in its preparatory, consultative and advisory function towards the Board of Directors, the Committee:

a.examines scenarios for the preparation of the Strategic Plan, giving its opinion to the Board of Directors;

b.examines and evaluates climate transition issues, i.e. decarbonisation at both operational and product portfolio level, technological innovation, green chemistry and circular economy, aimed at ensuring the creation of value over time for shareholders and all other stakeholders;

c.examines and evaluates other aspects of the sustainability policy, in accordance with the principles of sustainable development, as well as sustainability strategies and objectives;

d.monitors the Company’s position in terms of sustainability with regard to financial markets, particularly with regard to annual reporting on new sustainable finance tools, as well as the Company’s inclusion in the leading sustainability indexes;

e.examines and evaluates the sustainability report submitted annually to the Board of Directors;

f.monitors international sustainability projects as part of global governance processes and the Company’s participation in such projects, designed to strengthen the Company’s international leadership;

g.examines and assesses local sustainability initiatives, including in relation to individual projects, provided for in agreements with producer countries, submitted by the CEO for presentation to the Board;

h.examines how the local sustainability policy is implemented in business initiatives, on the basis of indications provided by the Board of Directors;

i.examines the Company’s non-profit strategy and its implementation, including in relation to individual projects, through the non-profit plan submitted each year to the Board, as well as non-profit initiatives submitted to the Board;

j.at the request of the Board, gives its opinion on other sustainability issues;

k.in agreement with the Chief Executive Officer, evaluates the opportunity of organizing open Committee meetings, possibly including other directors, with institutional stakeholders, to listen to their point of view with reference to the issues falling within the competence of the Committee;

l.at least once every six months, reports to the Board of Directors on its activities, by the date of the approval of the annual and semi-annual financial reports, during the meeting of the Board of Directors indicated by the Chairman of the Board of Directors;

m.coordinates with the Control and Risk Committee in assessing the suitability of periodic non-financial information, to correctly represent the business model, the strategies of the company, the impact of its activity and the performance achieved.

Board of Statutory Auditors

Name	Position	Year first appointed to Board of Statutory Auditors
Rosalba Casiraghi	Chairman	2017
Enrico Maria Bignami	Auditor	2017
Marcella Caradonna	Auditor	2021
Giulio Palazzo	Auditor	2023
Andrea Parolini(1)	Auditor	2023
Giulia De Martino	Alternate	2023
Giovanna Villa	Alternate	2023

(1) Andrea Parolini was also Standing Auditor of Eni SpA from April 13, 2017 to May 13, 2020.

The current Eni’s Board of Statutory Auditors, composed of five standing members and two substitute members, was appointed by the shareholders on May 10, 2023 for three years, until the date of the Ordinary Shareholders’ Meeting convened for approval of financial statements for the year ending December 31, 2025. The Standing Statutory Auditors Marcella Caradonna, Giulio Palazzo, Andrea Parolini and the Alternate Auditor, Giulia De Martino were elected from the slate submitted by the Ministry of Economy and Finance (the “majority slate”); Rosalba Casiraghi, appointed Chairman of the Board of Statutory Auditors, the Standing Statutory Auditor, Enrico Maria Bignami and the Alternate Auditor, Giovanna Villa were elected from the slate presented by non-controlling shareholders (the “minority slate”).

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

Court of Auditors (Corte dei Conti)

The financial management of Eni is subject to the control of the Italian Court of Auditors in order to preserve the integrity of the public finances. This task has been carried out by the Magistrate of the Court of Auditors14, Giovanni Coppola, on the basis of the resolution approved in November 7-8, 2023, by the Presidential Council of the Court of Auditors.

The Magistrate of the Court of Auditors attends the meetings of the Board of Directors and of the Board of Statutory Auditors.

Employees

As of December 31, 2023, Eni had a total of 33,142 employees, with an increase of 954 employees (3% compared to December 31, 2022), which mainly reflects an increase of 871 employees working in Italy and 83 employees working abroad.

This growth is mainly due to the extraordinary M&A operations, in particular the acquisition of the Novamont group (including the consolidation of Matrica SpA), world leader in the production of bioplastics and the development of biochemicals and bioproducts through the integration of chemistry, environment and agriculture.

	2023	2022	2021
		(number)
Exploration & Production	8,785	8,689	9,409
Global Gas & LNG Portfolio	669	870	847
Enilive, Refining and Chemicals	14,092	13,132	13,072
Plenitude & Power	3,018	2,794	2,464
Corporate and Other activities	6,578	6,703	6,897
	33,142	32,188	32,689

The table below sets forth Eni’s employees as of December 31, 2021, 2022 and 2023 in Italy and outside Italy:

		2023	2022	2021
			(number)
Exploration & Production	Italy	3,193	3,192	3,364
	Outside Italy	5,592	5,497	6,045
		8,785	8,689	9,409
Global Gas & LNG Portfolio	Italy	279	282	276
	Outside Italy	390	588	571
		669	870	847
Enilive, Refining and Chemicals	Italy	9,835	8,986	9,028
	Outside Italy	4,257	4,146	4,044
		14,092	13,132	13,072
Plenitude & Power	Italy	2,230	2,096	1,864
	Outside Italy	788	698	600
		3,018	2,794	2,464
Corporate and other activities	Italy	6,212	6,322	6,503
	Outside Italy	366	381	394
		6,578	6,703	6,897
Total	Italy	21,749	20,878	21,035
	Outside Italy	11,393	11,310	11,654
		33,142	32,188	32,689
of which senior managers		960	966	986

[14] Until December 31, 2023, the Magistrate of the Court of Auditors was Manuela Arrigucci.

We seek to maintain constructive relationship with labor unions.

Share ownership

As of February 27, 2024, the cumulative number of shares owned by Eni’s Directors, Statutory Auditors and Senior Managers was 1,076,467 less than 0.1% of Eni’s share capital outstanding as of the same date. Eni issues only ordinary shares, each bearing the right to one-vote; therefore shares held by those persons have no different voting rights. The breakdown of share ownership for each of those persons is provided below.

Name	Position	Number of shares owned
Board of Directors
Claudio Descalzi	CEO	426,272
Senior Managers		659,195(a)

(a) No. 10,141 shares owned by spouses not legally separated and by underage children.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders

The Ministry of Economy and Finance controls Eni as a result of the shares directly owned and those indirectly owned through Cassa Depositi e Prestiti SpA (CDP), in which the Ministry of Economy and Finance holds a 82.77% stake.

As of March 25, 2024, the total amount of Eni’s voting securities owned, either directly or indirectly, by persons that have notified that their holding exceeds the threshold of 3%15  pursuant to Article 120 of the Legislative Decree No. 58/1998 and to the Consob Regulation No. 11971/1999 was:

Title of class	Number of shares owned	Percent of class
Ministry of Economy and Finance	157,552,137	4.797
Cassa Depositi e Prestiti SpA	936,179,478	28.503

As of March 25, 2024, the percentage of Eni’s treasury shares was equal to 2.75% of the share capital16.

In relation to the Italian legislation governing the special powers of the Italian State see “Item 10 – Additional information – Limitations on changes in control of the Company (Special Powers of the Italian State)”.

As of March 25, 2024, there were 23,886,023 ADRs outstanding, each representing two Eni ordinary shares, corresponding to approximately 1.45% of Eni’s share capital. See “Item 9 – The offer and the listing”.

Related parties transactions

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with associates, joint ventures, joint operations or other affiliates, as well as other companies owned or controlled by the Italian Government. All such transactions are conducted in the interest of Eni Group companies17.

Amounts and types of trade and financial transactions with related parties and their impact on consolidated earnings and cash flow, and on the Group’s assets and financial condition are reported in “Item 18 – Note 36 to the Consolidated Financial Statements”.

[15]Major holdings pursuant to Article 120 of the Legislative Decree No. 58/1998 are updated also on the basis of communication made by intermediaries pursuant to Article 83-novies of the Legislative Decree No. 58/1998 in order to exercise the corporate rights.

[16]Eni's Board of Directors approved the start of the buy-back program for 2023 in execution of the authorization granted by the Shareholders Meeting held on May 10, 2023. Purchases started on May 12, 2023 and terminated on March 5, 2024. Following the purchases made until the termination of the buy-back programme for the year 2023, considering the treasury shares already held and the assignment of ordinary shares to Eni’s directors, following the conclusion of the Vesting Period as provided by the “Long-Term Incentive Plan 2020-2022” approved by Shareholders’ Meeting of May 13, 2020, Eni held n. 181,664,440 shares equal to 5.38% of the share capital. Following the cancellation of no. 91,447,368 treasury shares made on the basis of the authorization granted by the Shareholders’ Meeting held on May 10, 2023 and executed on March 25, 2024, Eni holds no. 90,221,072 treasury shares.
[17]For more details on internal rules on related parties transactions, please refer to Item 10, paragraph “Interests in Company’s transactions”.

Item 8. FINANCIAL INFORMATION

Consolidated Statements and other financial information

See “Item 18 – Financial Statements”.

Legal proceedings

Eni is a party in a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions disclosed in “ Item 18 - Note 21 to the Consolidated Financial Statements – Provisions”, and that in some instances it is not possible to make a reliable estimate of contingency losses, Eni believes that these legal proceedings will likely not have a material adverse effect on the Group Consolidated Financial Statements.

A description of the most significant proceedings currently pending is provided in “Item 18 – Note 28 to the Consolidated Financial Statements”. Generally, and unless otherwise indicated, these legal proceedings have not been provisioned because Eni believes a negative outcome to be unlikely or because the amount of the provision cannot be estimated reliably.

Dividends and remuneration policy

Management is committed to delivering on a progressive and competitive shareholder remuneration policy, that is reflective of the expected growth in underlying earnings and cash flows at a constant scenario basis and the increased resiliency of the business to cyclical fluctuations. In setting the level of shareholders’ remuneration, management also consider trends in the crude oil prices scenario and in other market variables.

As part of that framework and to reflect improved financial metrics of the Company, management is planning to enhance shareholders’ remuneration by pegging expected distributions to a percentage ranging from 30 to 35% of the expected cash flow from operations before working capital, up from the previous stated range of 25 to 30%. Distributions will contemplate a combination of dividends and share repurchases, with this latter representing the variable component of the planned remuneration policy. We expect to grow the dividend in future years in line with the expected growth in the Group underlying financial performance, and to improve the dividend resilience to the scenario.

The management intend to distribute up to 60% of the incremental cash flow from operations due to better-than-expected Group financial results (up from the previous 35%). In case the scenario evolves contrary to management’s expectations, the Company intends to preserve shareholders’ returns leveraging on the Company’s financial flexibility as well as on possible revisions of the capital expenditure plans considering the proportion of uncommitted projects in our development portfolio.

For 2024, having assessed the progress of the Company in executing its strategy, basing on a sound financial position and a stable crude oil prices outlook, the management is planning to increase the annual total dividend to €1 per share, up 6% from €0.94 per share relating to fiscal year 2023. This dividend is expected to be paid in four equal quarterly instalments in September 2024, November 2024, March 2025 and May 2025. Therefore, the expected cash out for dividend payments in 2024 will include two instalments of the 2023 dividend of €0.23 per share each, and two instalments of the planned 2024 dividend of €0.25 per share each.

Furthermore, consistently with its remuneration policy and as the current authorized buy-back program has been completed in March 2024, Eni plans to commence a new share buyback program of at least €1.1 billion, following expected shareholders’ approval at the Annual General Meeting scheduled in May 2024, which could rise up to €3.5 in case of better-than-expected results. In the next four years, at the management’s scenario, the Company expects to execute an overall buy-back plan of more than €6.5 billion, significantly reducing the share count.

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

As of March 25, 2024, there were 23,886,023 ADRs outstanding, representing 47,772,046 ordinary shares or approximately 1.45% of all Eni’s shares outstanding, held by 109 holders of record (including the Depository Trust Company) in the United States, 108 of which are U.S. residents. Since a number of ADRs are held by nominees, the number of holders may not be representative of the number of Beneficial Owners in the United States or elsewhere. The Shares are included in the FTSE MIB Index (the “FTSE MIB”), the primary benchmark index for the Italian Stock Exchange. Capturing approximately 80% of the domestic market capitalization, the FTSE MIB measures the performance of 40 highly liquid, leading companies across leading industries listed on EXM and the Euronext MIV Milan (“MIV”) and seeks to replicate the broad sector weights of the Italian Stock Exchange. The constituents of the FTSE MIB are selected based on market capitalization of free float shares and liquidity. The FTSE MIB is market cap-weighted after adjusting constituents for free float and foreign ownership limits. FTSE MIB is the principal indicator used to track the performance of the Italian Stock Exchange and is the basis for future and option contracts traded on the Italian Derivatives Market (“IDEM”) managed by Borsa Italiana. The Shares are a component of the FTSE MIB, with a weighting of approximately 6.2%, as established by FTSE Russel after the quarterly rebalancing for FTSE MIB effective March 11, 2024.

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

Borsa Italiana disseminates daily market data and news for each listed security, including volume traded and high and low prices. At the end of each trading day an “official price”, calculated as the weighted average price of the total volume of each security traded in the market during the session without taking into account the contracts concluded with cross trades, and a “reference price”, calculated as the closing auction price, are reported by Borsa Italiana. For the purposes of the automatic control of the regularity of trading on EXM, the following price variation limits shall apply to contracts concluded on shares making up the FTSE MIB, effective March 25, 2024: (i) ± 5.0% (or such other amount established by Borsa Italiana in the “Guide to the Parameters” for trading on the regulated markets organized and managed by Borsa Italiana) with respect to the static price (the static price being the previous day’s reference price, in the opening auction or the price at which contracts are concluded in the auction phase after each auction phase; if no auction price is determined, the static price is equal to the price of the first contract concluded in the continuous trading phase); and (ii) ± 3.0% (or such other amount established by Borsa Italiana in the “Guide to the Parameters”) with respect to the dynamic price (the price of the last contract concluded during the continuous trading phase). Where the price of a contract that is being concluded exceeds one of the price variation limits referred to above, trading in that security will be automatically suspended and a volatility auction phase begun for a certain period of time.

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

Item 10. ADDITIONAL INFORMATION
Memorandum and Articles of Association

Company register

“Eni SpA” is the company resulting from the privatization of Ente Nazionale Idrocarburi, a public agency, established by Law No. 136 of February 10, 1953, and it is registered in the Rome Companies Register, with identification number (and tax number) 00484960588, and VAT number 00905811006. The Company’s registered office is in Rome, Italy, and the Company has two offices in San Donato Milanese (Milan).

The full text of Eni’s By-laws is attached as an exhibit to this Annual Report. In particular, on May 10, 2023, the Shareholders’ Meeting approved an amendment to the By-laws regarding the cancellation of 195,550,084 treasury shares with no par value leaving the amount of the share capital unchanged. Moreover, on the same date, the Shareholder’s Meeting authorised the Board of Directors, with the option of delegation to the Chief Executive Officer and sub-delegation by the same, to cancel up to a maximum of 275,000,000 treasury shares purchased on the basis of the authorisation of the same Shareholders' Meeting. The cancellation of no. 91,447,368 treasury shares made on the basis of the above mentioned authorization was executed on March 25, 2024, See “Exhibit 1”.

Company objects and purpose

In accordance with Article 4 of Eni’s By-laws, the Company’s purpose includes the direct and/or indirect exercise, through equity holdings in companies or other entities of: activities in the field of hydrocarbons and natural gases, in compliance with the terms of concessions provided for by law; activities in the field of chemicals, nuclear fuels, geothermal energy, renewable energy sources and energy in general, including the sale of electricity, in the design and construction of industrial plants, in the mining industry, in the metallurgy industry, in the textile machinery industry, in the water sector, including water diversion, potabilization, purification, distribution and reuse; in the environmental protection sector and in the treatment and disposal of waste, as well as any other economic activity that is instrumental, ancillary or complementary to the aforementioned activities. The Company performs and manages the technical and financial coordination of subsidiaries and associated companies and provides financial assistance to them. Moreover, the Company may acquire equity holdings and interests in other companies or enterprises with corporate purposes that are similar, related or complementary to its own or those of companies in which it has equity holdings, either in Italy or abroad, and it may provide secured and/or unsecured guarantees for its own and others’ obligations, including, in particular, sureties.

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

Interests in Company’s transactions

As provided by the Italian Civil Code, when a Director retains a personal interest or an interest on behalf of third parties in Company transactions, he shall disclose it to the Board of Directors and to the Board of Statutory Auditors, specifying the nature, terms, origin and extent of such interest. Based on this provision and in compliance with the Consob (“Commissione Nazionale per le Società e la Borsa” is the public authority responsible for regulating the Italian financial markets) regulation on transactions with related parties (the “Consob Regulation”), the Board of Directors — on November 18, 2010 — unanimously approved the internal rules on “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties”, which has been in effect from January 1, 201118 to ensure the transparency and substantial and procedural fairness of transactions with related parties and with parties that are of interest to Eni’s Directors and Statutory Auditors, carried out by Eni itself or its subsidiaries. These rules, lastly approved by the Board of Directors on November 16, 2023 - mainly in order to adapt them to the principles of the new Eni Regulatory System (assuming the format of a Policy) and to take into account the application experience and from a risk-based perspective - received the preliminary favorable opinion, expressed unanimously, of the Control and Risk Committee, composed entirely of independent Directors as per the requirements set out in the Corporate Governance Code, which Eni has adopted, and in accordance with the Consob Regulation. The Policy sets out monitoring and evaluation requirements for the preliminary phase and for carrying out a transaction with a party in which a Director or Statutory Auditor has an interest. In this regard, both in the preliminary and deliberation phase, a thorough, documented examination of the reasons for the transaction, highlighting the Company’s interest in carrying it out and the soundness and fairness of the underlying terms, is required. Directors involved in matters subject to Board resolution normally shall not participate in the relevant discussion and decision and shall leave the room during these procedures. If the person involved is the Chief Executive Officer and the transaction falls under his duties, he shall in any case abstain from taking part in the transaction and shall entrust the matter to the Board of Directors (as provided by Article 2391 of the Italian Civil Code). In any case, if the transaction is under the responsibility of the Board of Directors of Eni, a non-binding opinion from the Control and Risk Committee is required.

Moreover, to ensure compliance with the procedures envisaged by the above mentioned Policy, Directors and Statutory Auditors issue a periodically declaration, upon their appointment and every six months (normally in January and in July provided that at least 3 months have passed since the appointment) and/or when there is any change, in which they state their potential interests related to Eni and its subsidiaries. In any case the Directors and the Statutory Auditors report in good time the single transactions that Eni intends to carry out in which they have an interest. Directors report the interest to the Chief Executive officer (or the Chairman, in the case of interests of the Chief Executive Officer), who will in turn notify the other Directors and the Board of Statutory Auditors. Statutory Auditors report the interest to the other Statutory Auditors and the Chairman of the Eni SpA Board of Directors.

Compensation

Directors’ compensation shall be determined by the Shareholders’ Meeting, as required by Italian law, while the compensation of Directors with delegated powers in accordance with the By-laws (such as the Board Chairwoman and the CEO), or that participate in Board Committees, shall be determined by the Board of Directors, upon the proposal of the Remuneration Committee, after examining the opinion of the Board of Statutory Auditors (for more details about the compensation policy in 2024, see the Remuneration Report 2023 incorporated herein by reference).

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

[18] These internal rules replaced the previous regulation issued by the Board of Directors on the matter on February 12, 2009. The provisions regarding information to be provided to the public, under both the Consob Regulation and the internal rules, have been applied since December 1, 2010.

Company’s shares

In accordance with Article 5 of the By-laws, the Company’s share capital amounts to €4,005,358,876.00, fully paid, and is represented by 3,284,490,52519 ordinary registered shares without indication of par value as of March 25, 2024. As required by the Italian law on the dematerialization of financial instruments, Eni’s shares (the “Shares”) must be held with “Monte Titoli SpA” (the Italian Central Securities Depository) and their beneficial owners may exercise their rights through special deposit accounts opened with intermediaries, such as banks, brokers and securities dealers. Shares are indivisible and each share is entitled to one vote. Shareholders are allowed to vote at ordinary and extraordinary Shareholders’ Meeting, including by proxy or by mail or, if envisaged in the notice calling the Meeting, by electronic means. Moreover, in accordance with Article 9 of the By-laws, the Shareholders’ Meeting may resolve to increase the Company share capital by issuing shares, including shares of different classes, to be granted for no consideration to Eni employees, pursuant to Article 2349 of the Italian Civil Code. This power has not been exercised.

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

Voting rights

The general provisions on share “voting rights” are described at the paragraph “Shareholders’ Meeting” below. In relation to the appointment of the Board of Directors (Eni’s Board is not a “staggered board”) and the Board of Statutory Auditors (see “Item 6”), Eni’s By-laws provide for a slate voting system. In particular, pursuant to Article 17 of the By-laws and in accordance with applicable law, slates may be presented both by shareholders, either severally or jointly, representing at least 1% of the share capital, or any other threshold established by Consob in its regulation (lastly, on January 31, 2024, Consob confirmed a threshold of 0.5% for Eni, given its market capitalization), or by the Board of Directors. Each shareholder may, severally or jointly, submit and vote for a single slate only. There are no provisions in Eni’s By-laws relating to: rights to share in Company profits; redemption provisions; sinking fund provisions; liability to further capital calls by the Company.

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

[19] The Shareholders’ Meeting, held on May 10, 2023, (i) has approved the proposal of cancellation of 195,550,084 treasury shares, without any impact on the Company’s share capital and (ii) has approved to authorise the Board of Directors with the option of delegation to the Chief Executive Officer and sub-delegation by the same, to cancel up to a maximum of 275,000,000 treasury shares, purchased on the basis of the authorisation of the Shareholders' Meeting, held on the same day, without any impact on the Company’s share capital. The cancellation of 91,447,368 treasury shares made on the basis of the above mentioned authorisation was executed on March 25, 2024.

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

In accordance with Article 106, paragraph 4, second sentence, of Decree Law no. 18 of March 17, 2020, ratified with amendments by Law No. 27 of April 24, 2020 containing “Measures to strengthen the National Health Service and provide economic support for families, workers and businesses connected with the COVID-19 epidemiological emergency”, and of Decree Law no. 198/2022, ratified with amendments by Law no. 14/2023, that extended the effectiveness of the above-mentioned measures also to the Shareholders’ Meeting to be held by July 31, 2023, the participation in the Shareholders’ Meeting of May 10, 2023 was permitted solely through the Shareholders’ representative designated by the Company pursuant to Article 135-undecies of Consolidated Law on Financial IntermediationLaw no 21 of March 5, 2024 extended the effectiveness of the above-mentioned measures also to the Shareholders’ Meeting to be held by December 31, 2024.

Stock ownership limitation and voting rights restrictions

Without prejudice to any specific regulations regarding international sanctions, there are no limitations imposed by Italian law or by Eni’s By-laws on the rights of non-residents in Italy or foreign persons to hold shares or vote other than the limitations described below (which are equally applicable to both residents and non-residents of Italy). In accordance with Article 6 of the By-laws, and in application of the special rules pursuant to Article 320 of Decree Law No. 332 of May 31, 1994, ratified with amendments by Law No. 474 of July 30, 1994 (Law No. 474/1994), no shareholder may hold, in any capacity, directly or indirectly, more than 3% of the Company’s share capital. Any voting rights and any other non-financial rights attached to shares held in excess of the maximum limit indicated above may not be exercised and the voting rights of each shareholder to whom such limit applies shall be reduced in proportion, unless otherwise jointly specified in advance by the parties involved.

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

Limitation on changes in control of the Company (Special Powers of the Italian State)

Decree Law No. 21 of March 15, 2012 (so called “Golden Power Decree”), ratified with amendments by Law No. 56 of May 11, 2012 (Law No. 56/2012), modified Italian legislation governing the special powers of the Italian State to comply with European rules.

The special powers apply to company assets in the following sectors: defense and national security; broadband electronic telecommunication networks based on 5G technology, cloud-based and other assets relevant to cybersecurity; energy, transport and communications, as defined by the regulations which implement the relevant law.

With reference to the energy sector, the special powers include: a) veto power (or the power of imposing conditions or requirements) over certain transactions or resolutions involving strategic assets (identified by Decrees of the President of the Council of Ministers no. 179 and 180 of 2020) or companies that hold such assets and which give rise to an extra-ordinary situation, not regulated by national and European sector regulations, of a threat of a serious prejudice to public interests relating to the safety and operation of networks and facilities and the continuity of supplies and b) power of attaching conditions or opposing the acquisition by an entity of shareholdings that determine the control of a company that holds, directly or indirectly, strategic assets and the acquisition, by an entity outside of the EU, of shareholdings in such company equal to at least 10% and the total value of the investment exceeds one million euros; there is also an obligation to notify acquisitions that result in the 15%, 20%, 25%, 50% thresholds being exceeded, if the purchase entails a threat of a serious prejudice to the essential interests of the State or a danger to security or public order.

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

[20] This provision has been modified by the Decree Law No. 21 of March 15, 2012, ratified with amendments by Law No. 56 of May 11, 2012. For more details see the paragraph “Limitation on changes in control of the Company (Special Powers of the Italian State)” below.

With particular reference to the power referred to in letter b), until the notification and thereafter, up to the expiration of the term for the possible exercise of such power, the voting rights and any other non-financial right related to the significant shareholding may not be exercised.

In the case of non-fulfillment of imposed conditions, throughout the relevant period, the voting rights and any other non- financial right related to the significant shareholding may not be exercised. The resolutions adopted with the decisive vote of such shareholding, or otherwise the resolutions or acts adopted in breach or default of the imposed conditions are void. In addition, unless the fact constitutes a crime, failure to comply with imposed conditions entail for the purchaser a fine.

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

Finally, Decree-Law No. 104/2023, converted into Law No. 136/2023, amended the Golden Power Decree by providing that the special powers can also be exercised on transactions, resolutions or deeds within a corporate group involving assets covered by intellectual property rights relating to artificial intelligence, machinery for the production of semiconductors, cybersecurity, aerospace, energy storage, quantum and nuclear technologies, food production technologies and concern one or more non-EU parties (subject to verification of the conditions for the exercise of the special powers).

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

Shareholder ownership thresholds

There are no By-law provisions governing the disclosure of the ownership threshold because the matter is regulated by Italian law. Pursuant to the Consolidated Law on Financial Intermediation21 and the Consob Regulation22, any direct or indirect holding in the voting shares of an Italian listed company in excess of 3%23, 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6% and 90% must be notified to the investee company and to Consob. The same disclosure requirements refer to holdings that drop below one of the specified thresholds.

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

[21] Legislative Decree No. 58 of February 24, 1998, with specific reference to Articles 120-122.
[22] Article 117 of Consob Decision No. 11971/1999 and subsequent amendments.

23 If the company is not a SME (small or medium enterprise). Moreover, Consob may, by means of measures justified by the need to protect investors, as well as corporate control market and capital market efficiency and transparency, envisage — for a limited period of time — lower thresholds by its decree for companies with particularly extensive shareholding structure.

For the purpose of the above disclosure obligations, the Consob Regulation establishes investment calculation criteria24. The obligation to notify also applies to any direct or indirect holding owned through ADRs.

Specific disclosure requirements (with partially different thresholds) are connected to investments in financial instruments and for aggregate investments25.

Under the above mentioned Consolidated Law on Financial Intermediation, as amended by Decree Law No. 148/2017, in the case of the purchase of a stake in listed issuers equal or above the thresholds of 10%, 20% and 25% of the relevant share capital in listed companies, the investor shall state the objectives it intends to pursue in the following six months26. The declaration shall state under the responsibility of the declarant: a) the means of financing the acquisition; b) whether acting alone or in concert; c) whether it intends to stop or continue its purchases, and whether it intends to acquire control of the issuer or anyway have an influence on the management of the company and, in such cases, the strategy it intends to adopt and the transactions to be carried out; d) its intentions as to any agreements and shareholders’ agreements to which it is party; e) whether it intends to propose the integration or revocation of the issuer’s administrative or control bodies. Consob can identify, with its own regulation, the cases where the aforementioned declaration is not due, taking into account the characteristics of the entity making the declaration or of the company whose shares have been purchased.

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

[24] Article 118 of Consob Decision No. 11971/1999 and subsequent amendments.
[25] Article 119 of Consob Decision No. 11971/1999 and subsequent amendments.
[26] Consob may, with a provision reasoned by investor protection needs as well as efficiency and transparency of the corporate control market and of the capital market, introduce, for a limited period of time, in addition to the thresholds above indicated, a threshold of 5 percent for companies with a particularly widespread shareholder base.

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

Finally, pursuant to Law No. 287 of October 10, 1990, any merger or acquisition of (legal or factual) sole or joint control over a company or any change of control over a company is subject to the prior authorization by the Italian Antitrust Authority27 if the companies involved exceed given turnover thresholds. If the said merger, acquisition or change of control were to significantly affect competition, in particular because they create or strengthen a dominant position, the Italian Antitrust Authority can either prohibit the transaction or make it subject to remedies preventing a restriction of competition. Moreover, if the transaction or the companies involved exceed other quantitative or qualitative thresholds set by European or other jurisdictions’ legislations (e.g. other turnover thresholds or thresholds referred to transaction’s value, market shares of the parties or the potential competitiveness of the target), the transaction can also be subject to the prior authorization by competition authorities of such other jurisdictions. Finally, pursuant to new rules enacted in 2022, in some circumstances both the Italian Antitrust Authority and the European Commission might require that specific mergers, acquisitions or changes of control be made subject to their approval, even if they are below said thresholds.

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

[27] Autorità garante della concorrenza e del mercato (AGCM).

Italian taxation

The following is a summary of the material Italian tax consequences of the ownership and disposition of shares or ADRs as at the date hereof and does not purport to be a complete analysis of all potential tax effects relevant to the ownership or disposition of shares or ADRs.

Income tax

Dividends regarding income of financial years 2023 onwards, received by Italian resident individuals holding the shares or ADRs otherwise than in connection with entrepreneurial activity, are subject to a substitute tax of 26% withheld at the source by the dividend paying agent. This being the case, the dividend is not to be included in the individual’s tax return.

Subject to certain limitations and requirements (including a minimum holding period), dividends received by Italian resident individuals holding the shares not in connection with an entrepreneurial activity or social security entities pursuant to Legislative Decree No. 509 of June 30, 1994 and Legislative Decree No. 103 of February 10, 1996 may be exempt from taxation if the shares are included in a long-term individual savings account (piano individuale di risparmio a lungo termine) that meets the requirements set forth by Italian law as amended and supplemented from time to time.

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

Dividends received by a pension fund (subject to the regime provided for by Article 17 of the Italian Legislative Decree No. 252 of December 5, 2005) and deposited with an authorized intermediary, will not be subject to substitute tax, but must be included in the result of the relevant portfolio accrued at the end of the tax period, to be subject to a 20% substitute tax. Subject to certain limitations and requirements (including a minimum holding period), shares received by Italian resident pension funds may be excluded from the taxable base of the substitute tax, if the shares are included in a long-term individual savings account (piano individuale di risparmio a lungo termine) that meets the requirements set forth by Italian law as amended and supplemented from time to time.

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

Dividends are subject to a 1.20% substitute tax introduced by the Financial Bill for 2008 where the conditions in Article 27, paragraph 3-ter, Presidential Decree No. 600 of 1973 are met, i.e. dividends are paid to non-Italian companies and entities that are (i) resident in an EU Member State or EEA State included in the White List, and (ii) subject to a corporate income tax in their country of residence.

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

Subject to certain limitations and requirements (including a minimum holding period), gains realized upon sale, transfer or redemption by Italian resident individuals holding the shares not in connection with an entrepreneurial activity or social security entities pursuant to Legislative Decree No. 509 of June 30, 1994 and Legislative Decree No. 103 of February 10, 1996 may be exempt from taxation, if the shares are included in a long-term individual savings account (piano individuale di risparmio a lungo termine) that meets the requirements set forth by Italian law as amended and supplemented from time to time.

Gains realized by non-residents from non-substantial interest in listed companies are deemed not to be realized in Italy and consequently are not subject to the capital gains tax. On the contrary, gains realized by non-residents from substantial interests even in listed companies are deemed to be realized in Italy and consequently are subject to the capital gains tax.

Any gains realized by a holder of the shares who is an Italian pension fund (subject to the regime provided for by article 17 of the Italian Legislative Decree No. 252) will be included in the result of the relevant portfolio accrued at the end of the tax period, to be subject to a to a 20% annual substitute tax. Subject to certain limitations and requirements (including a minimum holding period), capital gains realized by Italian pension funds may be excluded from the taxable base of the substitute tax, if the shares are included in a long-term individual savings account (piano individuale di risparmio a lungo termine) that meets the requirements set forth by Italian law as amended and supplemented from time to time.

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

United States taxation

The following is a summary of certain U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of Shares or ADSs. This summary is addressed to U.S. Holders that hold Shares or ADSs as capital assets, and does not discuss all material tax consequences of the ownership of Shares or ADSs, including tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. The summary does not address special classes of investors, such as tax-exempt entities, dealers in securities, traders in securities that elect to mark-to-market, certain insurance companies, broker-dealers, investors that actually or constructively own 10% or more of the combined voting power of Eni SpA’s voting stock or of the total value of Eni SpA’s stock, a person that purchases or sells Shares or ADSs as part of a wash sale for U.S. federal income tax purposes, investors that hold Shares or ADSs as part of a straddle or a hedging or conversion transaction and investors whose “functional currency” is not the U.S. dollar.

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

Sale or exchange of Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes on the sale or exchange of Shares or ADSs equal to the difference between the U.S. Holder’s adjusted basis in the Shares or ADSs (determined in U.S. dollars), as the case may be, and the amount realized on the sale or exchange (or if the amount realized is denominated in a foreign currency, its U.S. dollar equivalent). The amount realized will generally be reduced by any Italian Financial Transaction Tax paid in respect of such transfer, and a U.S. Holder will not be entitled to claim a foreign tax credit in respect of the payment of the Italian Financial Transaction Tax. Generally, such gain or loss will be treated as capital gain or loss if the Shares or ADSs are held as capital assets and will be a long-term capital gain or loss if the Shares or ADSs have been held for more than one year on the date of such sale or exchange. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. In addition, any such gain or loss realized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of undertaking finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department and its subsidiaries Eni Finance International (merged into Eni SpA in December 2023) and Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trade & Biofuels SpA and Eni Global Energy Markets (from January 1, 2021, together formerly Eni Trading & Shipping) that are in charge to execute certain activities relating to commodity derivatives. In particular, Eni SpA and Eni Finance International (merged into Eni SpA in December 2023)  manage the Group subsidiaries’ financing requirements in Italy, outside Italy and in the United States, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies are managed by the parent company. With respect to the commodity risk, Eni Trade & Biofuels and Eni Global Energy Markets centralize the negotiation of financial instruments on the markets.

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

In addition to the reinforcement of the centralized execution model, as required by the financial regulation, all derivative transactions are classified and segregated in accordance with the EMIR requirements of “risk reducing” and “non-risk reducing” derivative contracts. The Company’s activities in financial instruments were thus classified in order to clearly: a) segregate ex ante non-risk reducing activities; b) define before inception the types of derivative contracts included in the hedging portfolios and the eligibility criteria, and stating that the derivative transactions included in the hedging portfolios are limited to covering risks directly related to commercial or treasury financing activities; and c) provide for a sufficiently disaggregated view of the hedging portfolios in terms of for example asset classes, products and time horizons, in order to establish the direct link between the portfolio of hedging transactions and the risks that this portfolio seeks to hedge. A financial instrument can be qualified as risk reducing when, by itself or in combination with other derivative contracts (so-called macro or portfolio hedging) it:

(i)	directly or through closely correlated instruments (so-called proxy hedging) covers the risks arising from potential changes in the value of different assets under Eni control or that Eni will have under its control in the normal course of business driven by fluctuation of interest rates, inflation rates, foreign exchange rates or credit risk; or
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

For the year 2023, the Depositary reimbursed to Eni $ 2,553,685.49 in connection with the above mentioned expenditures.

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

Management has excluded 31 entities from its assessment of internal control over financial reporting as of December 31, 2023 because they were acquired by the Company in several purchase business combinations during 2023. These entities, which are wholly-owned, comprised, in the aggregate, total assets and total revenues excluded from management's assessment of internal control over financial reporting of approximately 2% of consolidated total assets and less than 1% of consolidated total revenues as of and for the year ended December 31, 2023.

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

The Company’s management, including the Chief Executive Officer and the Head of Eni’s Accounting and Financial Statements department, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (CoSO) in 2013. Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers SpA, an independent registered public accounting firm, as stated in its report that is included on page F-1 of this Annual Report on Form 20-F.

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

Item 16. [RESERVED]
Item 16A. Board of Statutory Auditors financial expert

Eni’s Board of Statutory Auditors has determined that the five members of Eni’s Board of Statutory Auditors are “audit committee financial expert”: Rosalba Casiraghi, who is the Chairman of the Board, Enrico Maria Bignami, Marcella Caradonna, Giulio Palazzo and Andrea Parolini. All members are independent.

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

Item 16C. Principal accountant fees and services

PricewaterhouseCoopers SpA (PwC SpA) served as Eni’s principal independent registered public accounting firm for fiscal year 2023, for which audited Consolidated Financial Statements have been included in this Annual Report on Form 20-F. PwC SpA, as the main external auditor, is wholly in charge of the auditing activities of the Consolidated Financial Statements.

The following table reports total fees for services rendered to Eni by PwC SpA and member firms of its network for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022
	(€ thousand)
Audit fees	26,562	24,355
Audit-related fees (a)	3,000	2,834
Tax fees	-	11
All other fees	-	-
Total	29,562	27,200

(a)	Audit related services provided by PwC SpA mainly relate to services for the issue of comfort letters, services related to the report prepared by Eni SpA on payments to governments and checks on cost recharges/rates, agreed verification procedures, and tariff certifications.

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

During 2023, no audit-related fees, tax fees or other non-audit fees were approved by the Board of Statutory Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i) (C) of Rule 2-01 of Regulation S-X.

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

Item 16E. Purchases of equity securities by the issuer and affiliated purchasers

Eni’s Board of Directors, in execution of the authorization granted by the Eni Shareholders’ Meeting of May 10, 2023 executed share buy-back program of the Eni's common shares amounting to €2.2 billion, repurchasing about 153 million of shares. The purchases started on May 12, 2023 and ended on March 5, 2024.

Period	Total number of shares purchased	Average weighted price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Total purchase cost	Approximate € value of Shares that may yet be purchased under the plans or programs
		€ per share		(€ million)	(€ million)
Start of the program May 12 - May 31,2023	7,898,757	13.11	7,898,757	104	2,096
1 June - 30 June	25,716,677	12.95	25,716,677	333	1,763
1 July - 31 July	15,512,330	13.47	15,512,330	209	1,554
1 August - 24 August	12,872,236	13.94	12,872,236	179	1,375
4 September - 30 September	14,109,617	15.08	14,109,617	213	1,162
1 October - 31 October	18,728,330	15.25	18,728,330	285	877
1 November - 29 November	17,543,460	15.14	17,543,460	266	611
1 Dicember - 31 Dicember	16,512,857	15.02	16,512,857	248	363
1 January - 31 January	14,686,415	15.06	14,686,415	221	142
1 February - 29 February	8,739,490	14.39	8,739,490	126	16
1 March - 5 March	1,127,199	14.35	1,127,199	16	0
Total as of March 5, 2024	153,447,368	14.34	153,447,368	2,200

The management will request the Annual Shareholders' Meeting convened in May 2024 to grant authorization to execute a new buy-back program.

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

Eni’s By-laws require that at least one Director — if the Board has no more than five members — or at least three Directors — if the Board is composed of more than five members — must satisfy the independence requirements. The Corporate Governance Code provides for additional independence requirements, recommending that a significant number of non-executive directors is independent. In particular, in large companies other than those with concentrated ownership, like Eni, independent directors should account for at least half of the board. Independence is defined as not having currently or recently entered into, nor recently had, even indirectly, relations with the company or with subjects related to the latter, such as to condition their current autonomy of judgment. The Corporate Governance Code identifies the circumstances that jeopardise, or appear to jeopardise, the independence of a director. Immediately after the appointment of a Director who qualifies as independent and subsequently, upon the occurrence of circumstances that concern the independence and in any case at least once a year, the Board of Directors assesses the independence of the Director. The Board of Statutory Auditors verifies the correct application of the criteria and procedures adopted by the Board of Directors to evaluate the independence of its members. The Board of Directors shall disclose to the market the outcome of its assessment, immediately after the appointment, through a specific press release and, later, in the Annual Corporate Governance Report. In accordance with Eni’s By-laws, if a Director, who qualifies as independent, does not or no longer satisfies the independence requirements established by law, the Board declares the Director disqualified and provides for their substitution. Directors shall notify the Company if they should no longer satisfy the independence and integrity requirements or if cause for ineligibility or incompatibility should arise.

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

On May 11, 2023, the Board of Directors of Eni confirmed Raphael Louis L. Vermeir Lead Independent Director. Pursuant to Italian Corporate Governance Code, the Lead Independent Director collects and coordinates the requests and contributions of non-executive directors and, in particular, of independent ones and coordinates the meetings of the independent directors.

During 2023, the independent Directors, coordinated by the Lead Independent Director, met on March 16 and on October 26 and, taking into account the frequency of board meetings, had further informal meeting opportunities on these occasions to exchange views, pursuant to the Corporate Governance Code recommendations.

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

Eni standards. Pursuant to the Code, the Board of Directors shall establish among its members a nomination committee the majority of whose members shall be independent Directors. The Nomination Committee of Eni is made up of three to four Directors, a majority of whom shall be independent in accordance with the recommendations of the Code. On May 11, 2023, the Board of Directors of Eni established the Nomination Committee, chaired by Carolyn Adele Dittmeier (independent Director) and composed of Elisa Baroncini (independent Director) and Massimo Belcredi (independent Director).

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

Eni standards. Pursuant to the Corporate Governance Code, the Board of Directors shall establish among its members a Remuneration Committee made up of three to four non-executive Directors, all of whom shall be independent or, alternatively, a majority of whom shall be independent. In the latter case, the Chairman of the Committee shall be chosen from among the independent Directors. At least one of the Committee’s members shall have an adequate knowledge and experience in financial matters or remuneration policies. First established by the Board of Directors in 1996, the Remuneration Committee is currently chaired by Director Massimo Belcredi (independent Director). The other members include Directors Cristina Sgubin, and Raphael Louis L. Vermeir, both independent Directors. Two out of three directors possess knowledge and experience in financial matters or remuneration policies. The composition and functions of the Remuneration Committee are outlined in the committee charter (“Rules”) available on the Company’s website.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16K. Cybersecurity

The Company is aware that the oil&gas sector is particularly vulnerable to cybersecurity risks because of the geographical reach of operations, the complexity of integrating IT infrastructures with industrial control systems, and exposure to geopolitical risks.

In this context, Eni’s has adopted a set of processes and systems for assessing, identifying and managing the significant risks related to cybersecurity threats with the goal of minimizing the impacts of any potential cybersecurity incidents and avoid as far as possible any disruptions to the Company’s information systems, information resources, data infrastructures and ultimately to its business operations given that information systems are core to our industrial activities, financial transactions and correct and complete record, storage and use of data regarding acquisition and disposition of Company’s assets, and customers and other third parties data.

Eni’s cybersecurity program includes multi-layered technological capabilities designed to prevent and detect cybersecurity disruptions and leverages industry standard frameworks. The cybersecurity program incorporates an incident response plan to engage cross-functionally across the Corporation and report cybersecurity incidents to appropriate levels of management, including senior management, and the Audit Committee or the Board of Directors, based on potential impact. The Group conducts annual cybersecurity awareness training and routinely tests cybersecurity awareness and business preparedness for response and recovery, which are developed based on real-world threats.

In recent years the business environment has been characterized by a significant rise in the cybersecurity risks, both in terms of frequency of incidents and their relevance, driven by increased operation complexity and geopolitical factors. Eni has established and is maintaining a risk-assessment program specifically designated to identify and to manage cybersecurity risks and based on the outcome of this review has adopted a suite of mitigation measures and protocols. We believe that thanks to those remedies our overall exposure to the cybersecurity risks has remained stable as the Company has been able to counteract an increased number of attacks against the Company’s information systems, which have arisen in connection with the adoption of the hybrid working environment (for example remote working) and a changed environment for cyber threats in connection with a deteriorated geopolitical landscape.

The internal control system has been designed taking into consideration primarily the characteristics of the Eni business, the Company’s long-term strategy, its countries of operations, the specific risks the oil&gas sector is exposed to (see Item 3 - Risk Factors for more information), among which the cybersecurity risk ranks highly.

Looking forward the Company believes that cybersecurity threats in the following areas may materially affect the Company’s business strategy, reputation, results of operations and financial conditions:

•	Disruptions to industrial processes which may lead to loss of revenues and unplanned repairing expenses;
•	Interruption in the IT systems used by the finance department which may lead to a temporarily inability to collect receipts which may results in loss of cash collections and higher finance expenses impacting the profit&loss and the financial condition;
•	Breaches, violations, and subtraction of retail customer data which may negatively affect the Company’s reputation and may lead to violations of laws on data protection and claims against us.

Considering the possible risks of cybersecurity incidents, the Group has adopted several mitigation measures of the cybersecurity risks, which include the continuous upgrading of the IT infrastructures, availability of services for cybersecurity defense, the extension of those measures to the cloud, also integrating technologies based on AI, strengthening procedures and resources of technological security and governance at the headquarter, foreign subsidiaries and industrial hubs by means of deploying tailored programs of technological enforcement.

Centralized information systems have been upgraded to improve monitoring and specific controls and procedures have been adopted intended to identify, mitigate, and supervise cyber risks that could be brought in by third parties performing activities on behalf of Eni, including supplier of cloud services. The Group takes a risk-based approach with respect to its third-party service providers, tailoring processes according to the nature and sensitivity of the data or systems accessed by such third-party service providers and performing additional risk screenings and procedures, as appropriate.

Those measures are intended to defend the Company from unauthorized access to its information systems, and from breaches or disruption of its industrial control systems as well as to prevent and contain potential impacts deriving from cyberattacks.

To ensure continuity in the functioning of the Company’s information systems, management has deployed several measures (contingency plans) intended to ensure the uninterrupted performance of information systems in case of cyber threats that could interfere with information systems working properly with possible fallouts on business operations, as well as in case of massive cyber threats having low probability of occurrence but that could cause relevant system disruptions. Those measures include adoption of a continuity management plan of the information system infrastructures, which drives simultaneously technologies, processes and procedures with the goal of ensuring resiliency and recovery of information systems in accordance with minimum services levels dictated by the business lines.

In addition, the set of countermeasures to mitigate cyber risk has been updated, consistent with recent industry-specific, legal obligations also by disseminating throughout the organization a cybersecurity culture aimed at making managers and employees more conscious about ongoing cyber threats and at how to deal with cyber risks. Those also include the management of fault scenarios, the preparation of contingency plans and the execution of stress tests and test simulations.

The Company owns a proprietary green data center where most of the Company’s applications and systems run, and the majority of the Company’s data is stored. Considering that this is a core asset, several measures and procedures have been adopted which are designated to ensure continuity in the performance of the Company’s information systems even in case of an outage of the whole data center, particularly by equipping a backup site to ensure a disaster recovery, by preserving continuity at the core business and corporate applications. The green data center has undergone an upgrading plan which comprised:

i)	advances in technological solutions to prevent and manage through automated procedures partial or component faults;
ii)	availability of spare capacity to elaborate and manage data;
iii)	reinforcement of the geographic connectivity of the green data center with the Company’s intranet access to the web and services from cloud suppliers.

Eni’s risk management processes for cybersecurity are part of the Company’s overall integrated internal control system designed to identify, assess, and manage the main risks to which the Company is exposed which include strategic, business, operational and compliance risks, and menaces.

The Company’s internal control system is designed by the Company’s management under the direct supervision of the Board of Directors and the ultimate supervision of the Board of Statutory Auditors. The Board of Directors sets the guidelines of the internal control system, sets the tone of an effective organizational environment that drives management to continuously monitor and treat Company risks, and finally determines the maximum level of tolerable exposure to the Company’s main risks in view of achieving the Company’s profitability and industrial targets and executing against its stated strategic vision, both on the short and the medium-long term.

In performing its function, the Board is assisted by a committee comprised by all independent board members, named the Internal Control Committee (for a full description of its role, functioning and composition see Item 6), who has the role of examining the Company’s internal control system and of assessing its effectiveness against the Company’s strategy and objectives and ongoing business trends and evolution. As part of this, the Committee formulates proposals, and suggestions to the Board about any possible improvement of the internal control system. This committee is regularly informed by management about ongoing trends in the business environment which could affect the Company’s exposure to the cybersecurity risk, how cyber threats are evolving, changes in the expected probability of cybersecurity incidents to the Company’s information systems, and management’s ongoing or planned action to mitigate emerging risks or an increased probability of cybersecurity incidents. The Board of Statutory Auditors is responsible for the overall supervision of the activities of the Board of Directors (consistent with the functions required by the U.S. SEC rules and the Sarbanes-Oxley Act) and in exercising this function it is kept duly informed by, and it has the power under applicable laws to demand information from, the Board of Directors and management about the Group cybersecurity risks and the processes for assessing and managing such risks

The CEO of Eni is responsible for establishing and maintaining an effective internal control system and for executing the guidelines defined by the Board. In performing this ample task, the CEO coordinates other  management representatives and reports to the Board and the Committee on a quarterly basis about how the Company is responding and reacting to the main risks in the business environment and in the Company’s industrial operations and support processes.

Middle management is responsible for identifying and assessing risks across the whole of Eni’s industrial and business-support processes, which could jeopardize the achievement of the Company’s targets. This activity is performed at various organizational levels: subsidiary, business process, profit center, cost center, department, and business-supporting functions, among others, and is structured in various steps.

•	First, risk identification and assessment enable each manager to gain a comprehensive picture of possible adverse events which could negatively affect the effectiveness and efficiency of Company’s processes and operations.
•	Second, potential adverse impacts associated with each risk event are estimated both in quantitative (i.e., impacts on financial results and business continuity) and qualitative (i.e., impacts on Company reputation) terms, also weighting impacts by probability of occurrence.
•	Third, mitigating actions and plans are implemented or those in place are revised to reduce any possible risks to a tolerable level.
•	Finally, controls have been designed to test the effective functioning of mitigating actions.

Top management is responsible for verifying and monitoring whether all risk-reducing actions and plans are compatible with the ongoing evolution of the Company’s business model, the Company’s strategic guidelines and targets, including financial targets (operating profits and cash flow from operations), operating targets (production volumes, installed capacity, development of new product lines), business security and continuity targets (HSE incidents, cybersecurity threats, security of personnel and assets in high-risk areas, climate-adaptation of Company’s plants and equipment) and preservation of Company’s reputation. Those activities enable management to gain full comprehension of the effectiveness of the internal control system and risk treatment considering current/expected trends in the business environment (market trends, consumer behavior, evolution of technologies and of the competitive landscape) and in the Company’s structure (entrance in new markets, significant asset acquisitions/dispositions, restructuring and reorganizations).

Top management, including the CEO, reports to the Board and the Committee on a regular basis about the effectiveness of the Company’s internal control system, its evolution in connection with emerging risks or significant modifications of the Company’s risk profile and possible improvements, covening all aspects of the business, including the cybersecurity risk.

The manager in charge of running the Company’s IT infrastructures and information systems identifies on a regular basis the main cybersecurity threats, to which the Company is exposed, assesses the level of vulnerability and adopts all IT solutions and security protocols to reduce those risks to an acceptable level.

We believe that this manager has the academic background and the experience in IT systems required to perform its tasks effectively.

The Company’s cybersecurity program is managed by an IT senior manager of IT, with support from cross-functional teams led by Eni’s information technology (IT) and operational technology (OT) cybersecurity operations managers (collectively, Cybersecurity Operations Managers). The Cybersecurity Operations Managers are responsible for the day-to-day management and effective functioning of the cybersecurity program, including the prevention, detection, investigation, and response to cybersecurity threats and incidents. The Cybersecurity Operations Managers collectively have many years of experience in cybersecurity operations.

IT management provides regular reports to the Company’s senior management throughout the year, and to the Audit Committee or the Board of Directors, as appropriate, on a regular schedule. Such reports typically address, among other things, the Company’s cybersecurity strategy, initiatives, key security metrics, penetration testing and benchmarking learnings, and business response plans as well as the evolving cybersecurity threat landscape.

In the event the Company becomes aware of a pending cybersecurity threat, a “crisis committee” is convened comprising representatives of the Company’s top management (including the Company’s Chief Financial Officer) to decide promptly which course of action is to be implemented to best cope with the threat or to plan remedial actions in case of a significant cybersecurity incident as well as to assess the materiality of a cybersecurity incident and whether to publicly discose a cybersecurity incident.

The cybersecurity risk is regularly monitored to assess the effectiveness of the Company’s risk-reducing activities, proper functioning of controls and to identify emerging risks that may warrant improvements/upgrading of the Company’s cybersecurity infrastructures and protocols. Those activities are reported regularly to the Board of Directors and the Internal Control Committee, as part of the general process of reporting the whole of the internal control system for risk management, so directors can appreciate the robustness of the whole of the process for identifying, assessing, and mitigating cybersecurity threats.

As of the date of this report, we have not identified any risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected, or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

While Eni believes its cybersecurity program to be appropriate for managing constantly evolving cybersecurity risks, no program can fully protect against all possible adverse events. For additional information on these risks and potential consequences if the measures we are taking prove to be insufficient or if our proprietary data is otherwise not protected, see “Item 3 - Risk Factors” in this report.

PART III

Item 17. FINANCIAL STATEMENTS

NOT APPLICABLE

Item 18. FINANCIAL STATEMENTS

Item 19. EXHIBITS
1.	By-laws of Eni SpA
2.	Description of securities registered under Section 12 of the Exchange Act
8.	List of subsidiaries (see Item 18 – Note 37 – Other information about investments – of the Notes on Consolidated Financial Statements)
11.	Code of Ethics (incorporated by reference to Exhibit 11 to Form 20-F 2019 (File No. 001-14090) filed on April 2, 2020)
Certifications:
12.1.	Certifications pursuant to Rule 13a-14(a) of the Securities Exchange Act
12.2.	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act
13.1.	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act)
13.2.	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act)
15.a(i)	Excerpt of the pages and sections of the remuneration report prepared in accordance with Italian listing standards for the year 2023 incorporated herein by reference
15.a(ii)	Report of Ryder Scott Co
15.a(iii)	Report of Sproule
15.a(iv)	Report of DeGolyer and MacNaughton
15.a(v)	Report of DeGolyer and MacNaughton
97	Executive Compensation Clawback policy
99	EU Taxonomy
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104.	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date: April 5, 2024

Eni SpA

/s/FRANCESCO ESPOSITO
Francesco Esposito
Title: Head of Accounting and
Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eni SpA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Eni SpA and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated profit and loss account and consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded 31 entities from its assessment of internal control over financial reporting as of December 31, 2023 because they were acquired by the Company in several purchase business combinations during 2023. We have also excluded these 31 entities from our audit of internal control over financial reporting. These entities, each of which is wholly-owned, comprised, in the aggregate, total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting of approximately 2% and 1% of consolidated total assets and consolidated total revenues, respectively, as of and for the year ended December 31, 2023.

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

The Impact of Estimated Proved Oil and Natural Gas Reserves on Property, Plant and Equipment, Net

As described in Notes 1 and 12 to the consolidated financial statements, the Company’s consolidated net carrying amount for property, plant and equipment was €56.3 billion as of December 31, 2023, of which €48.7 billion relates to the Exploration and Production (E&P) segment. The Company’s depreciation, depletion and amortization (DD&A) expense for E&P wells, plant and machinery was €5.7 billion for the year ended December 31, 2023. Oil and natural gas exploration, appraisal and development activities are accounted for using the principles of the successful efforts method of accounting. Under this method, proved oil and gas assets are depreciated generally on a unit of production basis. Proved exploration rights and acquired proved mineral interests are amortised over proved reserves; proved exploration and appraisal costs and development costs are depreciated over proved developed reserves, while common facilities are depreciated over total proved reserves. The accuracy of reserve estimates depends on a number of factors, assumptions and variables, including: (i) the quality of available geological, technical and economic data and their interpretation and judgment; (ii) projections regarding future rates of production and operating costs and development costs; (iii) changes in the prevailing tax rules, other government regulations and contractual conditions; (iv) results of drilling, testing and the actual production performance of the Company’s reservoirs after the date of the estimates which may drive substantial upward or downward revisions; and (v) changes in oil and natural gas commodity prices which could affect expected future cash flows and the quantities of the Company’s proved reserves since the estimates of reserves are based on prices and costs existing as of the date when these estimates are made. As disclosed by management, staff involved in the reserves evaluation process have qualifications that comply with international standards and proved reserves are evaluated on a rotational basis by independent oil engineering companies (collectively “management’s specialists”).

The principal considerations for our determination that performing procedures relating to the impact of estimated proved oil and natural gas reserves on property, plant and equipment, net is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, when developing the estimates of proved oil and natural gas reserves, including future rates of production, which in turn led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence related to the data, methods, and assumptions used by management and management’s specialists in developing the estimates of proved oil and natural gas reserves, including future rates of production and the assumptions applied to the data related to operating costs and development costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of proved oil and natural gas reserves.

The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the reserves, including future rates of production. As a basis for using this work, we obtained an understanding of the qualifications of management’s specialists’ and assessed the Company’s relationship with the specialists. The procedures performed also included evaluating the methods and assumptions used by management’s specialists, testing the data used by the specialists, and evaluating the specialists’ findings. These procedures also included, among others, testing the completeness and accuracy of the data related to operating costs and development costs. Additionally, these procedures included evaluating whether the assumptions applied to the data related to operating costs and development costs were reasonable as compared to the past performance of the Company.

Recoverability Assessment of E&P Property, Plant and Equipment, Net – Proved Oil and Natural Gas Properties

As described in Notes 1, 12 and 15 to the consolidated financial statements, the Company’s consolidated net carrying amount for property, plant and equipment was €56.3 billion as of December 31, 2023, of which €48.7 billion relates to the E&P segment. The Company incurred impairment losses, net of recognized impairment reversals, before taxes associated with oil and natural gas properties in the E&P segment of €1.0 billion for the year ended December 31, 2023. The recoverability of non-financial assets is assessed whenever events or changes in circumstances indicate that carrying amounts of the assets may not be recoverable. The recoverability assessment is performed for each cash-generating unit (CGU) represented by the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverability of a CGU is assessed by comparing its carrying amount with the recoverable amount, which is the higher of the CGU’s fair value less costs of disposal and its value in use. Value in use is the present value of the future flows expected to be derived from continuing use of the CGU and, if significant and reliably measurable, the cash flows expected to be obtained from its disposal at the end of its useful life, after deducting the costs of disposal. For oil and natural gas properties, the expected future cash flows are estimated based on proved and probable reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimate of the future rates of production is based on assumptions related to future commodity prices, operating costs, lifting and development costs, field decline rates, market demand and other factors. When an impairment loss no longer exists or has decreased, a reversal of the impairment loss is recognised in the profit and loss account. The impairment reversal shall not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.

The principal considerations for our determination that performing procedures relating to the recoverability assessment of E&P property, plant and equipment, net – proved oil and natural gas properties is a critical audit matter are (i) the significant judgment by management, including the use of specialists, when developing the value in use of proved oil and natural gas properties, which in turn led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions, including future rates of production, future commodity prices, operating costs, and development costs, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s recoverability assessments of proved oil and natural gas properties. These procedures also included, among others (i) testing management’s process for developing the value in use of proved oil and natural gas properties; (ii) evaluating the appropriateness of the value in use model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of significant assumptions used by management related to future rates of production, commodity prices, and operating costs and development costs. Evaluating the reasonableness of management’s assumptions related to future commodity prices involved comparing the prices against observable market data. Evaluating operating costs and development costs involved evaluating the reasonableness of management’s assumptions as compared to the past performance of the Company. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s future commodity prices and the appropriateness of the value in use model. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the future rates of production as stated in the Critical Audit Matter titled “The Impact of Estimated Proved Oil and Natural Gas Reserves on Property, Plant and Equipment, Net”. As a basis for using this work, we obtained an understanding of the qualifications of management’s specialists and assessed the Company’s relationship with the specialists. The procedures performed also included evaluating the methods and assumptions used by management’s specialists, testing the data used by the specialists, and evaluating the specialists’ findings.

/s/ PricewaterhouseCoopers SpA

Rome, Italy

April 5, 2024

We have served as the Company’s auditor since 2019.

CONSOLIDATED BALANCE SHEET

(€ million)

		December 31, 2023		December 31, 2022
	Note	Total amount	of which with related parties	Total amount	of which with related parties
ASSETS
Current assets
Cash and cash equivalents	(6)	10,193	3	10,155	10
Financial assets at fair value through profit or loss	(7)	6,782		8,251
Other current financial assets	(17)	896	19	1,504	16
Trade and other receivables	(8)	16,551	1,363	20,840	2,427
Inventories	(9)	6,186		7,709
Income tax receivables	(10)	460		317
Other current assets	(11) (24)	5,637	32	12,821	341
		46,705		61,597
Non-current assets
Property, plant and equipment	(12)	56,299		56,332
Right-of-use assets	(13)	4,834		4,446
Intangible assets	(14)	6,379		5,525
Inventory - Compulsory stock	(9)	1,576		1,786
Equity-accounted investments	(16) (37)	12,630		12,092
Other investments	(16)	1,256		1,202
Other non-current financial assets	(17)	2,301	1,840	1,967	1,631
Deferred tax assets	(23)	4,482		4,569
Income tax receivables	(10)	142		114
Other non-current assets	(11) (24)	3,393	168	2,236	26
		93,292		90,269
Assets held for sale	(25)	2,609		264
TOTAL ASSETS		142,606		152,130
LIABILITIES AND EQUITY
Current liabilities
Short-term debt	(19)	4,092	222	4,446	307
Current portion of long-term debt	(19)	2,921	21	3,097	36
Current portion of long-term lease liabilities	(13)	1,128	21	884	35
Trade and other payables	(18)	20,654	4,245	25,709	3,203
Income tax payables	(10)	1,685		2,108
Other current liabilities	(11) (24)	5,579	62	12,473	232
		36,059		48,717
Non-current liabilities
Long-term debt	(19)	21,716	65	19,374	26
Long-term lease liabilities	(13)	4,208	6	4,067	28
Provisions	(21)	15,533		15,267
Provisions for employee benefits	(22)	748		786
Deferred tax liabilities	(23)	4,702		5,094
Income tax payables	(10)	38		253
Other non-current liabilities	(11) (24)	4,096	511	3,234	462
		51,041		48,075
Liabilities directly associated with assets held for sale	(25)	1,862		108
TOTAL LIABILITIES		88,962		96,900
Share capital		4,005		4,005
Retained earnings		32,988		23,455
Cumulative currency translation differences		5,238		7,564
Other reserves and equity instruments		8,515		8,785
Treasury shares		(2,333)		(2,937)
Profit		4,771		13,887
Equity attributable to equity holders of Eni		53,184		54,759
Non-controlling interest		460		471
TOTAL EQUITY	(26)	53,644		55,230
TOTAL LIABILITIES AND EQUITY		142,606		152,130

See the accompanying notes.

Information about the definitive purchase price allocation of business combinations made in 2022 is provided in note 27 ‐ Other Information.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(€ million except as otherwise stated)

		2023		2022		2021
	Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties
Sales from operations		93,717	4,322	132,512	10,872	76,575	3,000
Other income and revenues		1,099	156	1,175	156	1,196	52
REVENUES AND OTHER INCOME	(29)	94,816		133,687		77,771
Purchases, services and other	(30)	(73,836)	(15,885)	(102,529)	(15,327)	(55,549)	(8,644)
Net (impairments) reversals of trade and other receivables	(8)	(249)	5	47	(2)	(279)	(6)
Payroll and related costs	(30)	(3,136)	(8)	(3,015)	(18)	(2,888)	(21)
Other operating income (expense)	(24)	478	17	(1,736)	3,306	903	735
Depreciation and amortization	(12) (13) (14)	(7,479)		(7,205)		(7,063)
Net (impairments) reversals of tangible, intangible and right-of-use assets	(15)	(1,802)		(1,140)		(167)
Write-off of tangible and intangible assets	(12) (14)	(535)		(599)		(387)
OPERATING PROFIT (LOSS)		8,257		17,510		12,341
Finance income	(31)	7,417	155	8,450	160	3,723	79
Finance expense	(31)	(8,113)	(28)	(9,333)	(164)	(4,216)	(46)
Net finance income (expense) from financial assets at fair value through profit or loss	(31)	284		(55)		11
Derivative financial instruments	(24) (31)	(61)	1	13	2	(306)
FINANCE INCOME (EXPENSE)		(473)		(925)		(788)
Share of profit (loss) from equity-accounted investments		1,336		1,841		(1,091)
Other gain (loss) from investments		1,108	445	3,623	30	223
INCOME (EXPENSE) FROM INVESTMENTS	(16) (32)	2,444		5,464		(868)
PROFIT (LOSS) BEFORE INCOME TAXES		10,228		22,049		10,685
Income taxes	(33)	(5,368)		(8,088)		(4,845)
PROFIT (LOSS)		4,860		13,961		5,840
Attributable to Eni		4,771		13,887		5,821
Attributable to non-controlling interest		89		74		19
Earnings per share (€ per share)	(34)
Basic		1.41		3.96		1.61
Diluted		1.40		3.95		1.60

See the accompanying notes.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million)

	Note	2023	2022	2021
Profit (loss)		4,860	13,961	5,840
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods
Remeasurements of defined benefit plans	(26)	(31)	60	119
Share of other comprehensive income (loss) on equity-accounted investments	(26)	(2)	3	2
Change of minor investments measured at fair value with effects to OCI	(26)	45	56	105
Tax effect	(26)	10	(5)	(77)
		22	114	149
Items that may be reclassified to profit or loss in later periods
Currency translation differences	(26)	(2,010)	1,095	2,828
Change in the fair value of cash flow hedging derivatives	(26)	541	794	(1,264)
Share of other comprehensive income (loss) on equity-accounted investments	(26)	54	(12)	(34)
Tax effect	(26)	(158)	(234)	372
		(1,573)	1,643	1,902
Total other items of comprehensive income (loss)		(1,551)	1,757	2,051
Total comprehensive income (loss)		3,309	15,718	7,891
Attributable to Eni		3,220	15,643	7,872
Attributable to non-controlling interest		89	75	19

See the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(€ million)

		Equity attributable to equity holders of Eni
	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Profit (loss) for the year	Total	Non-controlling interest	Total equity
Balance at December 31, 2022	(26)	4,005	23,455	7,564	8,785	(2,937)	13,887	54,759	471	55,230
Profit for the year							4,771	4,771	89	4,860
Other items of comprehensive income (loss)
Remeasurements of defined benefit plans net of tax effect	(26)				(21)			(21)		(21)
Share of “Other comprehensive income” on equity-accounted investments	(26)				(2)			(2)		(2)
Change of minor investments measured at fair value with effects to OCI	(26)				45			45		45
Items that are not reclassified to profit or loss in later periods					22			22		22
Currency translation differences	(26)			(2,001)	(9)			(2,010)		(2,010)
Change in the fair value of cash flow hedge derivatives net of tax effect	(26)				383			383		383
Share of “Other comprehensive income (loss)” on equity-accounted investments	(26)				54			54		54
Items that may be reclassified to profit or loss in later periods				(2,001)	428			(1,573)		(1,573)
Total comprehensive income (loss) of the year				(2,001)	450		4,771	3,220	89	3,309
Dividend distribution of Eni SpA	(26)		(3,005)					(3,005)		(3,005)
Dividend distribution of other companies									(36)	(36)
Allocation of 2022 profit			13,887				(13,887)
Reimbursement to non-controlling interests									(16)	(16)
Purchase of treasury shares	(26)		(1,837)		1,837	(1,837)		(1,837)		(1,837)
Cancellation of treasury shares	(26)				(2,400)	2,400
Long-term share-based incentive plan	(26) (30)		20		(41)	41		20		20
Coupon payment on perpetual subordinated bonds	(26)		(138)					(138)		(138)
Change in non‐controlling interest	(26)		47					47	(47)
Transactions with holders of equity instruments			8,974		(604)	604	(13,887)	(4,913)	(99)	(5,012)
Effect of the issue of convertible bonds	(26)				79			79		79
Other changes			559	(325)	(195)			39	(1)	38
Other changes in equity			559	(325)	(116)			118	(1)	117
Balance at December 31, 2023	(26)	4,005	32,988	5,238	8,515	(2,333)	4,771	53,184	460	53,644

See the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

continued

(€ million)

		Equity attributable to equity holders of Eni
	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Profit (loss) for the year	Total	Non- controlling interest	Total equity
Balance at December 31, 2021		4,005	22,750	6,530	6,289	(958)	5,821	44,437	82	44,519
Profit for the year							13,887	13,887	74	13,961
Other items of comprehensive income (loss)
Remeasurements of defined benefit plans net of tax effect	(26)				55			55		55
Share of “Other comprehensive income” on equity-accounted investments	(26)				3			3		3
Change of minor investments measured at fair value with effects to OCI	(26)				56			56		56
Items that are not reclassified to profit or loss in later periods					114			114		114
Currency translation differences	(26)			1,093	1			1,094	1	1,095
Change in the fair value of cash flow hedge derivatives net of tax effect	(26)				560			560		560
Share of “Other comprehensive income (loss)” on equity-accounted investments	(26)				(12)			(12)		(12)
Items that may be reclassified to profit or loss in later periods				1,093	549			1,642	1	1,643
Total comprehensive income (loss) of the year				1,093	663		13,887	15,643	75	15,718
Dividend distribution of Eni SpA	(26)						(1,522)	(1,522)		(1,522)
Interim dividend distribution of Eni SpA	(26)		(1,500)					(1,500)		(1,500)
Dividend distribution of other companies									(60)	(60)
Allocation of 2021 profit			4,299				(4,299)
Capital contribution by non-controlling interests									92	92
Purchase of treasury shares	(26)		(2,400)		2,400	(2,400)		(2,400)		(2,400)
Cancellation of treasury shares	(26)				(400)	400
Long-term share-based incentive plan	(26) (30)		18		(21)	21		18		18
Coupon payment on perpetual subordinated bonds	(26)		(138)					(138)		(138)
Change in non‐controlling interest	(26)		196					196	281	477
Transactions with holders of equity instruments			475		1,979	(1,979)	(5,821)	(5,346)	313	(5,033)
Other changes			230	(59)	(146)			25	1	26
Other changes in equity			230	(59)	(146)			25	1	26
Balance at December 31, 2022	(26)	4,005	23,455	7,564	8,785	(2,937)	13,887	54,759	471	55,230

See the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

continued

(€ million)

	Equity attributable to equity holders of Eni
	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Profit (loss) for the year	Total	Non- controlling interest	Total equity
Balance at December 31, 2020	4,005	34,043	3,895	4,688	(581)	(8,635)	37,415	78	37,493
Profit for the year						5,821	5,821	19	5,840
Other items of comprehensive income (loss)
Remeasurements of defined benefit plans net of tax effect				42			42		42
Share of “Other comprehensive income (loss)” on equity-accounted investments				2			2		2
Change of minor investments measured at fair value with effects to OCI				105			105		105
Items that are not reclassified to profit or loss in later periods				149			149		149
Currency translation differences			2,828				2,828		2,828
Change in the fair value of cash flow hedge derivatives net of tax effect				(892)			(892)		(892)
Share of “Other comprehensive income (loss)” on equity-accounted investments				(34)			(34)		(34)
Items that may be reclassified to profit or loss in later periods			2,828	(926)			1,902		1,902
Total comprehensive income (loss) of the year			2,828	(777)		5,821	7,872	19	7,891
Dividend distribution of Eni SpA		429				(1,286)	(857)		(857)
Interim dividend distribution of Eni SpA		(1,533)					(1,533)		(1,533)
Dividend distribution of other companies								(5)	(5)
Allocation of 2020 loss		(9,921)				9,921
Purchase of treasury shares		(400)		400	(400)		(400)		(400)
Long-term share-based incentive plan		16		(23)	23		16		16
Increase in non‐controlling interest relating to acquisition of consolidated entities								(11)	(11)
Issue of perpetual subordinated bonds				2,000			2,000		2,000
Coupon payment on perpetual subordinated bonds		(61)					(61)		(61)
Transactions with holders of equity instruments		(11,470)		2,377	(377)	8,635	(835)	(16)	(851)
Costs for the issue of perpetual subordinated bonds		(15)					(15)		(15)
Other changes		192	(193)	1				1	1
Other changes in equity		177	(193)	1			(15)	1	(14)
Balance at December 31, 2021	4,005	22,750	6,530	6,289	(958)	5,821	44,437	82	44,519
See the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

(€ million)

	Note	2023	2022	2021
Profit (loss)		4,860	13,961	5,840
Adjustments to reconcile profit (loss) to net cash provided by operating activities
Depreciation and amortization	(12) (13) (14)	7,479	7,205	7,063
Net impairments (reversals) of tangible, intangible and right-of-use assets	(15)	1,802	1,140	167
Write-off of tangible and intangible assets	(12) (14)	535	599	387
Share of (profit) loss of equity-accounted investments	(16) (32)	(1,336)	(1,841)	1,091
Net gain on disposal of assets		(441)	(524)	(102)
Dividend income	(32)	(255)	(351)	(230)
Interest income		(517)	(159)	(75)
Interest expense		1,000	1,033	794
Income taxes	(33)	5,368	8,088	4,845
Other changes		(700)	(2,773)	(194)
Cash flow from changes in working capital:		1,811	(1,279)	(3,146)
- inventories		1,792	(2,528)	(2,033)
- trade receivables		3,322	(1,036)	(7,888)
- trade payables		(4,823)	2,284	7,744
- provisions		97	2,028	(406)
- other assets and liabilities		1,423	(2,027)	(563)
Change in the provisions for employee benefits		1	39	54
Dividends received		2,255	1,545	857
Interest received		459	116	28
Interest paid		(919)	(851)	(792)
Income taxes paid, net of tax receivables received		(6,283)	(8,488)	(3,726)
Net cash provided by operating activities		15,119	17,460	12,861
- of which with related parties	(36)	(7,011)	223	(4,331)
Cash flow from investing activities		(12,404)	(10,793)	(7,815)
- tangible assets	(12)	(8,739)	(7,700)	(4,950)
- prepaid right-of-use assets	(13)		(3)	(2)
- intangible assets	(14)	(476)	(356)	(284)
- consolidated subsidiaries and businesses net of cash and cash equivalents acquired	(27)	(1,277)	(1,636)	(1,901)
- investments	(16)	(1,315)	(1,675)	(837)
- securities and financing receivables held for operating purposes		(388)	(350)	(227)
- change in payables in relation to investing activities		(209)	927	386
Cash flow from disposals		845	2,989	536
- tangible assets		122	149	207
- intangible assets		32	17	1
- consolidated subsidiaries and businesses net of cash and cash equivalents disposed of	(27)	395	(60)	76
- tax on disposals				(35)
- investments		47	1,096	155
- securities and financing receivables held for operating purposes		32	483	141
- change in receivables in relation to disposals		217	1,304	(9)
Net change in securities and financing receivables held for non-operating purposes		2,194	786	(4,743)
Net cash used in investing activities		(9,365)	(7,018)	(12,022)
- of which with related parties	(36)	(1,695)	(32)	(976)

CONSOLIDATED STATEMENT OF CASH FLOWS

continued (€ million)

	Note	2023	2022	2021
Increase in long-term financial debt	(19)	4,971	130	3,556
Repayments of long-term financial debt	(19)	(3,161)	(4,074)	(2,890)
Payments of lease liabilities	(13)	(963)	(994)	(939)
Increase (decrease) in short-term financial debt	(19)	(1,495)	1,375	(910)
Dividends paid to Eni's shareholders		(3,046)	(3,009)	(2,358)
Dividends paid to non-controlling interest		(36)	(60)	(5)
Capital contribution by non-controlling interests		(16)	92
Sale (purchase) of additional interests in consolidated subsidiaries		(60)	536	(17)
Purchase of treasury shares	(26)	(1,803)	(2,400)	(400)
Issueing effect of convertible bonds	(26)	79
Issue of perpetual subordinated bonds	(26)			1,985
Coupon payment on perpetual subordinated bonds	(26)	(138)	(138)	(61)
Net cash used in financing activities		(5,668)	(8,542)	(2,039)
- of which with related parties	(36)	(162)	(88)	(13)
Effect of exchange rate changes and other changes on cash and cash equivalents		(62)	16	52
Net increase (decrease) in cash and cash equivalents		24	1,916	(1,148)
Cash and cash equivalents - beginning of the year	(6)	10,181	8,265	9,413
Cash and cash equivalents - end of the year (a)	(6)	10,205	10,181	8,265

(a) As of December 31, 2023, cash and cash equivalents included €12 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item "Assets held for sale" (€26 million at December 31, 2022).

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

The 2023 Consolidated Financial Statements included in the Annual Report on Form 20-F, were approved by the Eni’s Board of Directors on April 4, 2024.

The Consolidated Financial Statements are presented in euros and all values are rounded to the nearest million euros (€ million), except where otherwise indicated.

Significant accounting estimates and judgements

The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses recognised in the financial statements, as well as amounts included in the notes thereto, including disclosure of contingent assets and contingent liabilities. Estimates made are based on complex judgements and past experience of other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of reserves, impairment of financial and non-financial assets, leases, decommissioning and restoration liabilities, environmental liabilities, business combinations, employee benefits, revenue from contracts with customers, fair value measurements and income taxes. Although the Company uses its best estimates and judgements, actual results could differ from the estimates and assumptions used. The accounting estimates and judgments relevant for the preparation of the Consolidated Financial Statement are illustrated in the description of the respective accounting policy.

Significant accounting estimates and judgments made in assessing the impacts of climate-related risks

Significant accounting estimates and judgments made by management for the preparation of the 2023 Consolidated Financial Statements are affected by the effects of actions to address climate change and by the potential impact of the energy transition. In particular, the global pressure towards a low-carbon economy, increasingly restrictive regulatory requirements for oil&gas activities and hydrocarbons consumption, carbon pricing schemes, the technological evolution of alternative energy sources for transportation, as well as changes in consumer preferences could imply a structural decline of the demand for hydrocarbons in the medium-long term, an increase in operating costs and a higher risk of stranded assets for Eni.

The Eni strategy towards Carbon Neutrality, in line with the provisions of the scenarios compatible with maintaining global warming within the 1.5°C threshold, is composed of a series of actions and initiatives aimed to achieve carbon neutrality by 2050, through the Net Zero emissions for all Scope 1, 2 and 3 GHG emissions associated with Eni’s product portfolio. Scenarios adopted by management take into account policies, regulatory requirements and current and expected developments in technology and set out a development path of the future energy system, on the basis of an economic and demographic framework, analysis of existing and announced policies and technologies, identifying those which can reasonably reach maturity within the considered time horizon. Price variables reflect the best estimate by management of the fundamentals of several energy markets, which incorporates the ongoing and reasonably expected decarbonisation trends, and are subject to continuous benchmarking with the views of market analysts and peers.

1IFRSs include also International Accounting Standards (IAS), currently effective, as well as the interpretations developed by the IFRS Interpretations Committee, previously named International Financial Reporting Interpretations Committee (IFRIC) and initially Standing Interpretations Committee (SIC).

Such scenarios represent the basis for significant estimates and judgments relating to: (i) the assessment of the intention to continue exploration projects; (ii) the assessment of the recoverability of non-current assets and credit exposures towards National Oil Companies; (iii) the definition of useful lives and residual values of fixed assets; (iv) impacts on provisions (e.g. the anticipation of the expected timing of decommissioning and restoration costs).

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

When the proportion of the equity held by non-controlling interests changes, any difference between the consideration paid/received and the amount by which the related non-controlling interests are adjusted is attributed to Eni owners’ equity (within the line item “Retained earnings”). Conversely, the sale of equity interests with loss of control determines the recognition in the profit and loss account of: (i) any gain or loss calculated as the difference between the consideration received and the corresponding transferred net assets; (ii) any gain or loss recognised as a result of the remeasurement of any investment retained in the former subsidiary at its fair value; (iii) the estimate of fair value of any contingent consideration, to be settled in cash if specified future events occur or conditions are met; and (iv) any amount related to the former subsidiary previously recognised in other comprehensive income which may be reclassified subsequently to the profit and loss account4. Any investment retained in the former subsidiary is recognised at its fair value at the date when control is lost and shall be accounted for in accordance with the applicable measurement criteria.

2According to IFRSs, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

3 Unconsolidated subsidiaries are accounted for as described in the accounting policy for “The equity method of accounting”.

4Conversely, any amount related to the former subsidiary previously recognised in other comprehensive income, which may not be reclassified subsequently to the profit and loss account, are reclassified in another item of equity.

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

The equity method of accounting

Investments in joint ventures, associates and immaterial unconsolidated subsidiaries, are accounted for using the equity method.5

Under the equity method, investments are initially recognised at cost6, allocating it, similarly to business combinations procedures, to the investee’s identifiable assets/liabilities; any excess of the cost of the investment over the share of the net fair value of the investee’s identifiable assets and liabilities is accounted for as goodwill, not separately recognised but included in the carrying amount of the investment. If this allocation is provisionally recognised at initial recognition, it can be retrospectively adjusted within one year from the acquisition date, to reflect new information obtained about facts and circumstances that existed at the acquisition date. Subsequently, with the aim of reflecting the Group’s share of the investee’s net assets and the related changes, the carrying amount is adjusted to reflect: (i) the investor’s share of the profit or loss of the investee after the date of acquisition, adjusted to account for depreciation, amortization and any impairment losses of the equity-accounted entity’s assets based on their fair values at the date of acquisition; and (ii) the investor’s share of the investee’s other comprehensive income. Distributions received from an equity-accounted investee reduce the carrying amount of the investment. In applying the equity method, consolidation adjustments are considered (see also the accounting policy for “Subsidiaries”). Losses arising from the application of the equity method in excess of the carrying amount of the investment, recognised in the profit and loss account within “Income (Expense) from investments”, reduce the carrying amount, net of the related expected credit losses (see below), of any financing receivables towards the investee for which settlement is neither planned nor likely to occur in the foreseeable future (the so-called long-term interests), which are, in substance, an extension of the investment in the investee. The investor’s share of any losses of an equity-accounted investee that exceeds the carrying amount of the investment and any long-term interests (the so-called net investment), is recognised in a specific provision only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the investee.

5Joint ventures, associates and immaterial unconsolidated subsidiaries are accounted for at cost less any impairment losses, if this does not result in a misrepresentation of the Company's financial position and performance.
6If an investment in an equity instrument becomes an equity-accounted investee, the related cost is the sum of the fair value of the previously held equity interest in the investee and the fair value of any consideration transferred.

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

Business combinations

Business combinations are accounted for by applying the acquisition method. The consideration transferred in a business combination is the sum of the acquisition-date fair value of the assets transferred, the liabilities incurred and the equity interests issued by the acquirer. The consideration transferred includes also the fair value of any assets or liabilities resulting from contingent considerations, contractually agreed and dependent upon the occurrence of specified future events. Acquisition-related costs are accounted for as expenses.

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

The acquisition of interests in a joint operation whose activity constitutes a business is accounted for applying the principles on business combinations accounting. In this regard, if the entity obtains control over a business that was a joint operation, the previously held interest in the joint operation is remeasured at the acquisition-date fair value and the resulting gain or loss is recognized in the profit and loss account. 10

7 If the retained investment continues to be classified either as a joint venture or an associate and so accounted for using the equity method, no remeasurement at fair value is recognised in the profit and loss account.

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

Significant accounting estimates and judgments: investments and business combinations

The assessment of the existence of control, joint control, significant influence over an investee, as well as for joint operations, the assessment of the existence of enforceable rights to the investee’s assets and enforceable obligations for the investee’s liabilities imply that management makes complex judgments on the basis of the characteristics of the investee’s structure, arrangements between parties and other relevant facts and circumstances. Significant accounting estimates by management are required also for measuring the identifiable assets acquired and the liabilities assumed in a business combination at their acquisition-date fair values. For such measurement, to be performed also for the application of the equity method, Eni adopts the valuation techniques generally used by market participants taking into account the available information; for the most significant acquisitions, Eni engages external independent evaluators.

Intragroup transactions

All balances and transactions between consolidated companies, and not yet realised with third parties, including unrealised profits arising from such transactions have been eliminated11.

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

11 Exchange differences associated with intragroup monetary assets and liabilities arising from transactions between consolidated companies operating in different currencies are not eliminated.

12 When the foreign subsidiary is partially owned, the cumulative exchange difference, that is attributable to the non-controlling interests, is allocated to and recognised as part of “Non-controlling interest”.

The main foreign exchange rates used to translate the financial statements into the parent’s functional currency are indicated below:

(currency amount for 1 €)	Annual average exchange rate 2023	Exchange rate at December 31, 2023	Annual average exchange rate 2022	Exchange rate at December 31, 2022	Annual average exchange rate 2021	Exchange rate at December 31, 2021
U.S. Dollar	1.08	1.11	1.05	1.07	1.18	1.13
Pound Sterling	0.87	0.87	0.85	0.89	0.86	0.84
Australian Dollar	1.63	1.63	1.52	1.57	1.57	1.56

 Material accounting policies

The material accounting policies used in the preparation of the Consolidated Financial Statements are described below.

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

Estimated proved reserves are used in determining depreciation, amortisation and depletion charges (see the accounting policy for “UOP depreciation, depletion and amortisation”) judgment. Assuming all other variables are held constant, an increase in estimated proved developed reserves for each field decreases depreciation, amortisation and depletion charge under the UOP method. Conversely, a decrease in estimated proved developed reserves increases depreciation, amortisation and depletion charge.

Property, plant and equipment

Property, plant and equipment, including investment properties, are recognized using the cost model and initially stated at their purchase price or construction cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management13.

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

13 In some cases, the acquisition of an item of property, plant and equipment provides for an initial payment plus additional payments that are contingent on future events or outcomes (the so-called contingent consideration). In such cases, on the acquisition date an item of property, plant and equipment is recognised at an amount of consideration paid. Therefore, the variable payments contingent on future events are not included in the acquisition cost. The liability for contingent consideration is recognised, as a contra to the related asset, when it becomes due, i.e. when the uncertainty to which it relates is resolved.

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

Replacement costs of identifiable parts in complex assets are capitalised and depreciated over their useful life; the residual carrying amount of the part that has been substituted is charged to the profit and loss account. Non-removable leasehold improvements are depreciated over the earlier of the useful life of the improvements and the lease term. Expenditures for ordinary maintenance and repairs, other than replacements of identifiable components, which reintegrate, and do not increase the performance of the assets, are recognised as an expense as incurred.

The carrying amount of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected from its use or disposal; the arising gain or loss is recognized in the profit and loss account.

Leases 14

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

In particular, the lease liability is initially recognised at the present value of the following lease payments17 that are not paid at the commencement date: (i) fixed payments (including in-substance fixed payments), less any lease incentives receivable; (ii) variable lease payments that on an index or a rate18; (iii) amounts expected to be payable by the lessee under residual value guarantees; (iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and (v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. The latter is determined considering the term of the lease, the frequency and currency of the contractual lease payments, as well as the features of the lessee’s economic environment (reflected in the country risk premium assigned to each country where Eni operates).

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

Significant accounting estimates and judgments: lease transactions

With reference to lease contracts, management makes significant estimates and judgments related to: (i) determining the lease term, considering all facts and circumstances that generate an economic incentive, or not, to exercise any extension and/or termination options; (ii) determining the lessee’s incremental borrowing rate; (iii) identifying and, where appropriate, separating non-lease components from lease components, where an observable stand-alone price is not readily available, taking into account also the analysis performed with external experts; (iv) recognising lease contracts, for which the underlying assets are used in oil and gas activities (mainly drilling rigs and FPSOs), entered into as operator within an unincorporated joint operation, considering if the operator has primary responsibility for the liability towards the third-party supplier and the relationships with the followers; (v) identifying the variable lease payments and the related characteristics in order to include them in the measurement of the lease liability.

Intangible assets

Intangible assets are identifiable non-monetary assets without physical substance, controlled by the Company and able to produce future economic benefits, and goodwill. An asset is classified as intangible when management is able to distinguish it clearly from goodwill.

Intangible assets are initially recognised at cost as determined by the criteria described in the accounting policy for “Property, plant and equipment” and they are never revalued for financial reporting purposes.

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

Costs of obtaining a contract with a customer are recognised on the balance sheet if the Company expects to recover those costs. The carrying value of the intangible asset arising from those costs is amortised on a systematic basis, that is consistent with the transfer to the customer of the goods or services to which the asset relates, and is tested for impairment.

Costs of technological development activities, including devolpement costs related to CCS Projects (Carbon, Capture and Storage) incurred before the construction of the physical infrastucture, are capitalised when: (i) the cost attributable to the development activity can be measured reliably; (ii) there is the intention and the availability of financial and technical resources to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate probable future economic benefits.

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

For the determination of value in use, the estimated future cash flows are discounted using a rate that reflects a current market assessment of the time value of money and of the risks specific to the asset that are not reflected in the estimated future cash flows. In particular, the discount rate used is the Weighted Average Cost of Capital (WACC) adjusted for the specific country risk of the CGU. These adjustments are measured considering information from external parties. WACC differs considering the risk associated with each operating segment/business where the asset operates. In particular, for the assets belonging to the Global Gas & LNG Portfolio (GGP) operating segment, the Chemicals, Power business, E-Mobility, Retail Domestic and Renewable businesses, Fuel Sales, Biomethane and Green Refinery businesses, the Agri-Feedstock Business and Eni Rewind business, the riskiness is determined on the basis of a sample of comparable companies. For the E&P operating segment and REVT (Refining Evolution and Transformation) business, the riskiness is determined, on a residual basis, as the difference between the risk of Eni as a whole and the risk of other operating segments/business. Value in use is calculated net of the tax effect as this method results in values similar to those resulting from discounting pre-tax cash flows at a pre-tax discount rate derived, through an iteration process, from a post-tax valuation.

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

The cost of inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted average cost method on a three-month basis, or on a different time period (e.g. monthly), when it is justified by the use and the turnover of inventories of crude oil and petroleum products; the cost of inventories of the Chemicals business is determined by applying the weighted average cost on an annual basis.

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

Significant accounting estimates and judgments: impairment of non-financial assets

The recoverability of non-financial assets is assessed whenever events or changes in circumstances indicate that carrying amounts of the assets may not be recoverable. Such impairment indicators include, for example, changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance, a reduced capacity utilisation of plants and, for oil and gas properties, significant downward revisions of estimated reserve quantities or significant increase of the estimated development and production costs. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain and complex matters such as future commodity prices, future discount rates, future development costs and production costs, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply-and-demand conditions also with reference to the decarbonization process and the effects of changes in regulatory requirements. The definition of CGUs and the identification of their appropriate grouping for the purpose of testing for impairment the carrying amount of goodwill, corporate assets as well as common facilities within the E&P operating segment, require judgment by management. In particular, CGUs are identified considering, inter alia, how management monitors the entity’s operations (such as by business lines) or how management makes decisions about continuing or disposing of the entity’s assets and operations.

Similar remarks are valid for assessing the physical recoverability of assets recognised on the balance sheet (deferred costs — see also the accounting policy for “Inventories”) related to natural gas volumes not withdrawn under long-term supply contracts with take-or-pay clauses.

The determination of the expected future cash flows used for impairment analyses is based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review. In particular, taking into consideration the current and expected decarbonisation trends, the estimate of expected future cash flows, which considers Eni’s scenarios for commodities price, is performed taking into account: (i) the evolution of the future energy system, (ii) the fundamentals of the various energy markets, as well as (iii) the constant benchmarking with the views of market analysts and other specialised institutions. Such cash flows are discounted using a rate which considers the risks specific to the asset.

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

More details on the main assumptions underlying the determination of the recoverable amount of tangible, intangible and right-of-use assets are set out in note 15 – Reversals (Impairments) of tangible and intangible assets and right-of-use assets. Sensitivity of outcomes to decarbonisation scenarios.

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

24 The expected credit loss model is also adopted: (i) for issued financial guarantee contracts not measured at FVTPL; as well as (ii) for issued performance guarantees contracts. Expected credit losses recognised on issued guarantees are not material.

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

The issue of a convertible bond into ordinary shares of the issuer (without substantial cash settlement option) determines the separate recognition of the components of the instrument represented by the debt component, measured at amortised cost, and by the conversion option, recognised in equity. Any eventually transaction costs are allocated proportionally between the financial liability and the equity instrument.

Significant judgments: financial liabilities

The Group’s companies can negotiate supplier finance arrangements (supply chain finance, payable finance, reverse factoring and similar agreements) with suppliers, to obtain extended payment terms, without the necessary and automatic involvement of a financial institution. In such cases, management judges whether or not payables towards suppliers have to be re-classified as financial liabilities from trade/investing activity payables. In order to make such judgment, management considers if the payment terms differ from the ones that are customary in the industry, any additional security is provided as part of the arrangement as well as any other facts and circumstances. The classification as a financial liability determines: (i) upon reclassification/initial recognition of the liability, a non-monetary change in financial liabilities, with no impacts on the statement of cash flows; (ii) upon the settlement of the liability, the classification of the payment within net cash used in financing activities.

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

Provisions, contingent liabilities and contingent assets

A provision is a liability of uncertain timing or amount on the balance sheet date. Provisions are recognised when: (i) there is a present obligation, legal or constructive, as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) the amount of the obligation can be reliably estimated. The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation or to transfer it to third parties on the balance sheet date. The amount recognised for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any compensation or penalties arising from failure to fulfill these obligations. Where the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash outflows determined taking into account the time value of money and the risks associated with the obligation. The change in provisions due to the passage of time is recognised within “Finance income (expense)” in the profit and loss account.

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

Environmental liabilities

Environmental liabilities are recognised when the Group has a present obligation, legal or constructive, relating to environmental clean-up and remediation of soil and groundwater in areas owned or under concession where the Group performed in the past industrial operations that were progressively divested, shut down, dismantled or restructured. Liabilities for environmental costs are recognised when a clean-up is probable and the associated costs can be reliably estimated. The liability is measured on the basis of the costs expected to be incurred in relation to the existing situation at the balance sheet date, considering virtually certain future developments in technology and legislation that are known.

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

Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities. They include legislations that implement international conventions or protocols. Environmental liabilities are recognised when it becomes probable that an outflow of resources will be required to settle the obligation and such obligation can be reliably estimated. With reference to groundwater treatment plants, the enhancement of the know-how gained on water contamination trends, as well as the positions of the competent authorities, allows the definition of a predictive model for estimating the time horizon within which the operations of those plants will be terminated and, therefore, for estimating the cost of managing and monitoring them.

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

Net interest includes the interest cost on liabilities and interest income on plan assets. Net interest is measured by applying to the liability, net of any plan assets, the discount rate used to calculate the present value of the liability; net interest of defined benefit plans is recognised in “Finance income (expense)”.

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

The liabilities for termination benefits are recognised at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that involves the payment of termination benefits. Such liabilities are measured in accordance with the nature of the employee benefit. In particular, if the termination benefits are an enhancement to post-employment benefits, the related liability is measured in accordance with the requirements for post-empoyment benefits. Otherwise liabilities for termination benefits are determined applying the requirements: (i) for short-term employee benefits, if the termination benefits are expected to be settled wholly before twelve months after the end of the annual reporting period in which the termination benefits are recognised; or (ii) for long-term benefits if the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period.

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

Significant accounting estimates and judgments: employee benefits and share-based payments

Defined benefit plans are evaluated with reference to uncertain events and based upon actuarial assumptions. The significant assumptions used to account for defined benefit plans are determined as follows: (i) discount and inflation rates are based on the market yields on high quality corporate bonds (or, in the absence of a deep market of these bonds, on the market yields on government bonds) and on the expected inflation rates in the reference currency area; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends, including healthcare inflation, changes in healthcare utilisation, changes in health status of the participants and the contributions paid to health funds; and (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for individual employees involved.

The amount of the net defined benefit liability (asset), changes according to the remeasurements, comprising, among others, changes in the current actuarial assumptions, differences in the previous actuarial assumptions and what has actually occurred and differences in the return on plan assets, excluding amounts included in net interest, usually occur. Similar to the approach followed for the fair value measurement of financial instruments, the fair value of the shares underlying the incentive plans is measured by using complex valuation techniques and identifying, through structured judgments, the assumptions to be adopted.

Further details on the share-based incentives plans for managers are provided in note 30 – Costs.

Equity instruments

Treasury shares

Treasury shares, including shares held to meet the future requirements of the share-based incentive plans, are recognised as deductions from equity at cost. Any gain or loss resulting from subsequent sales is recognised in equity.

Hybrid bonds

The perpetual subordinated hybrid bonds are classified in the financial statements as equity instruments considering that the issuer has the unconditional right to defer, until the date of its own liquidation, the repayment of the principal amount and the payment of accrued interest26. Therefore, the issuer recognises the cash received from the bondholders, net of costs incurred in issuing the hybrid bonds, as an increase in Eni owners’ equity; differently, the repayments of the principal amount and the payments of accrued interest (upon the arising of the related contractual payment obligation) are accounted for as a decrease in Eni owners’ equity.

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

26 The payment of accrued interest is required upon the occurrence of events under the issuer’s control such as, for example, a distribution of dividends to shareholders.

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

b)     Level 2: measurement based on inputs, other than quoted prices included within the previous point, that are observable for the asset or liability under measurement, either directlyor indirectly;

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

The balance sheet and the profit and loss account are the same of the ones used in the previous reporting period.

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

3 Changes in accounting policies

The amendments to IFRSs, as well as the requirements of IFRS 17 “Insurance Contracts”, effective from January 1, 2023, did not have a material impact on the Consolidated Financial Statements.

The Italian Legislative Decree No. 209/2023 of December 19, 2023 adopted the EU Directive 2022/2523; such Directive, implementing the Pillar Two model rules published by OECD, ensures a global minimum level of taxation for multinational enterprise groups providing for the application of a top-up tax on income in countries characterized by taxation levels lower than the minimum one.

During the year, analyses, on the basis of current data and prospective assumptions, have been performed to assess any material exposure for the Group to the payment of top-up tax with reference to countries in which the Group operates; at the current stage of the analyses, the Group does not expect significant impacts arising from the requirements of the new tax measures which shall be effective starting from January 1, 2024. On this regard, Eni, for the preparation of 2023 Consolidated Financial Statements, has applied the amendments to IAS 12 “International Tax Reform- Pillar Two Model Rules” aimed to provide, in addition to specific disclosure requirements, a mandatory temporary exception from accounting for deferred taxes arising from enacted or substantially enacted tax laws that implement the Pillar Two model rules published by the OECD.

4 IFRSs not yet effective

On January 23, 2020 and on October 31, 2022, respectively, the IASB issued the amendments to IAS 1 “Classification of Liabilities as Current or Non-current” and “Non-current Liabilities with Covenants”, which clarify: (i) how to classify debt and other liabilities as current or non-current; and (ii) how to classify, as current or non-current, liabilities with covenants. The amendments shall be applied for annual reporting periods beginning on or after January 1, 2024.

On September 22, 2022, the IASB issued the amendments to IFRS 16 “Lease Liability in a Sale and Leaseback” aimed to clarify the subsequent measurement of lease liabilities arising from sale and leaseback transactions. The amendments shall be applied for annual reporting periods beginning on or after January 1, 2024.

On May 25, 2023, the IASB issued the amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures: Supplier Finance Arrangements” aimed to introduce disclosure requirements about supplier finance arrangements (e.g. reverse factoring) that enable investors to assess the effects of those arrangements on the buyer’s liabilities, cash flows and exposure to liquidity risk. The amendments shall be applied for annual reporting periods beginning on or after January 1, 2024.

On August 15, 2023, the IASB issued the amendments to IAS 21 "The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability” aimed, substantially, to require the estimate of a spot exchange rate when a currency is not exchangeable into another currency. The amendments are effective for annual reporting periods beginning on or after January 1, 2025.

Eni is currently reviewing the IFRSs not yet effective in order to determine the likely impact on the Consolidated Financial Statements.

5 Business combinations and other significant transactions

Acquisitions

In 2023, Eni executed the acquisitions represented below with an outlay of €1,432 million, assuming net financial liabilities of €91 million, of which cash and cash equivalents for €155 million.

Plenitude business line

On January 30, 2023, Eni purchased the Kellam photovoltaic plant with an installed capacity of 81 MW located in North Texas. The consideration of the transaction amounted to €37 million with assumption of net financial liabilities of €2 million, of which cash and cash equivalents for €1 million. The price allocation of the acquired net assets was made on a provisional basis without recognition of goodwill.

On February 9, 2023, Eni acquired the Spanish company Maristella Directorship SLU, owner of a solar energy project with a capacity of 90 MWp. The consideration of the transaction amounted to €5 million, which were allocated to property, plant and equipment in progress.

On May 11, 2023, Eni acquired two Spanish companies, Wind Hero SLU and Wind Grower SLU, which have the rights to develop two solar energy projects with a capacity of 50 MW each. The consideration of the transaction amounted to €8 million, of which €4 million paid as advance in 2022.

On June 21, 2023, Eni acquired two Spanish companies, HLS Bonete PV SLU and HLS Bonete Topco SLU, which are operating two photovoltaic plants with a total capacity of 96 MWp. The consideration of the transaction amounted to €118 million with assumption of cash and cash equivalents for €22 million. The price allocation of the acquired net assets was made on a provisional basis with recognition of goodwill for €6 million.

On October 5, 2023, Eni acquired three Spanish companies, Boceto Solar SLU, Cornisa Solar SLU e Ladronera Solar SLU, which have the rights to build photovoltaic assets with a total capacity of 150 MW. Construction activities are planned to start shortly. The consideration of the transaction amounted to €25 million, of which €4 million paid as advance in 2021.

On October 23, 2023, Eni acquired the Spanish company Renopool 1 SLU, owner of a pipeline of solar energy projects with a total capacity of 330 MW in a “Ready to Build” status. The consideration of the transaction amounted to €100 million with assumption of net financial liabilities for €20 million, of which cash and cash equivalents for €6 million.

On December 13, 2023, Eni acquired the Spanish company Armadura Solar SLU, owner of a solar energy project with a capacity of 250 MW. The consideration for the transaction amounted to €24 million, net of advances for €19 million paid before closing of the transaction.

On December 13, 2023, Eni acquired five Spanish companies, Almazara Solar SLU, Atlante Solar SLU, Chapitel Solar SLU, Fortaleza Solar SLU and Garita Solar SLU, which have the rights to develop solar energy project with a total capacity of 230 MW. The consideration of the transaction amounted to €26 million, net of advances for €21 million paid before the closing of the transaction.

On December 30, 2023 Plenitude, through its subsidiary Eni New Energy US Inc, signed an agreement with the global leader company in the energy sector EDP Renováveis, SA (“EDPR”) for the acquisition of 80% of three already operational photovoltaic systems located in the United States. In this regard, the Cattlemen (Texas) and Timber Road Blue Harvest (Ohio) parks have a total installed capacity of 0.38 GW of Plenitude’s share.

Other minor acquisitions and price adjustments on 2022 acquisitions totalled €21 million.

Exploration & Production segment

On February 28, 2023, Eni closed the acquisition of the BP business in Algeria, including the two gas-producing concessions “In Amenas” (Eni In Amenas Ltd) and “In Salah” (Eni In Salah Ltd), jointly operated with Sonatrach and Equinor. The consideration of the transaction amounted to €476 million. Price allocation of the net assets acquired was made on a definite basis and without recognition of goodwill, attributing the allocated consideration to tangible assets to unproven and proven mining titles for €40 million for €508 million.

On October 2, 2023, Eni farmed in the working interests of Chevron and the operatorship in the Ganal PSC (62%), the Rapak PSC (62%) and the Makassar Straits PSC (72%) blocks in the Kutei Basin, East Kalimantan, offshore Indonesia (Ganal and Rapak), where Eni already retained a participating interest of 20%. The consideration for the transaction was €188 million, with assumption of net financial assets for €120 million, of which cash and cash equivalents for €122 million. The price allocation of the acquired net assets was made on a definite basis without recognition of goodwill by allocating to tangible assets to unproved mining titles for €91 million and €13 million to proved property.

Chemicals business line

On October 18, 2023, Eni closed the acquisition of control of Novamont by purchasing the remaining 64% of the share capital (already owned by Versalis SpA with a 36% stake). The group is engaged in the production of resins and biodegradable plastics derived from renewable feedstock. The consideration for the purchase of 64% was €404 million, with assumption of net financial liabilities for €207 million, of which cash and cash equivalents for €4 million. The allocation of the purchase price (€404 million) and the fair value of the stake already owned (€227 million) of the acquired net assets was made on a provisional basis with the recognition of goodwill of €19 million.

Balance sheet values at the acquisition date of the business combinations realized in 2023 are shown in the following table:

(€ million)	Plenitude business line	Exploration & Production segment	Chemicals business line	Total
Cash and cash equivalents	29	122	4	155
Other current assets	5	208	195	408
Current assets	34	330	199	563
Property, plant and equipment	168	652	255	1,075
Goodwill	6		19	25
Deferred tax assets	3		33	36
Other non-current assets	259	91	524	874
Non-current assets	436	743	831	2,010
TOTAL ASSETS	470	1,073	1,030	2,573
Current financial liabilities	1		103	104
Other current liabilities	9	125	184	318
Current liabilities	10	125	287	422
Non-current financial liabilities	32	2	108	142
Provisions	2	86		88
Deferred tax liabilities	13	195		208
Other non-current liabilities	3	1	4	8
Non-current liabilities	50	284	112	446
TOTAL LIABILITIES	60	409	399	868
Equity attributable to Eni	408	664	631	1,703
Non-controlling interest	2			2
TOTAL EQUITY	410	664	631	1,705
TOTAL LIABILITIES AND EQUITY	470	1,073	1,030	2,573

For transactions where the purchase allocations are provisional as of December 31, 2023, not all the relevant information has been obtained by the Company in order to finalize related estimates of the fair values of certain assets and liabilities acquired.

Information about the definitive purchase price allocation of business combinations made in 2022 is provided in note 27 ‐ Other Information.

Divestments

In 2023, Eni closed the divestment of certain subsidiaries and investments receiving in exchange a cash consideration of €420 million and an interest in a joint ventures valued at €580 million, also dismissing net financial liabilities for €180 million, of which cash and cash equivalents of €25 million.

On January 10, 2023, Eni closed the sale to Snam of 49.9% of the equity interest directly and indirectly held in the companies operating two groups of international gas pipelines connecting Algeria to Italy, including an onshore gas pipeline running from the Algeria border to the Tunisian coast (TTPC) and an offshore gas pipelines connecting the Tunisian coast to Italy (TMPC), reclassified to assets held for sale in 2022. This transaction led to establishing the joint venture SeaCorridor Srl and the consequent derecognition of net assets and liabilities for €331 million, of which net financial assets of €172 million, including cash and cash equivalents for €25 million, the recognition of the investment in SeaCorridor Srl (Eni share 50.1%) for €580 million and a capital gain realized from the sale to Snam of the 49.9% share of the capital of SeaCorridor Srl for €420 million, including the realization of positive exchange differences for €7 million. Furthermore, Eni realized a capital gain from the fair value valuation of the remaining 50.1% share of the capital of SeaCorridor Srl for €414 million.

On September 19, 2023, Eni divested its exploration activities in Gabon, reclassified to assets held for sale in 2022. The transaction involved the sale of Eni Gabon SA and the derecognition of net financial assets for €8 million, while a capital gain for €7 million was recognized through profit and loss.

Balance sheet values of the divestments and/or business combinations realized in 2023 are shown in the following table:

(€ million)	EniCorridor Srl (now SeaCorridor Srl)	Exploration activities in Gabon	Total
Cash and cash equivalents	25		25
Current financial assets	147	8	155
Other current assets	130		130
Current assets	302	8	310
Property, plant and equipment	8		8
Deferred tax assets	8		8
Other non-current assets	137		137
Non-current assets	153		153
TOTAL ASSETS	455	8	463
Other current liabilities	112		112
Current liabilities	112		112
Other non-current liabilities	12		12
Non-current liabilities	12		12
TOTAL LIABILITIES	124		124
Equity attributable to Eni	331	8	339
TOTAL EQUITY	331	8	339
TOTAL LIABILITIES AND EQUITY	455	8	463

6 Cash and cash equivalents

Cash and cash equivalents of €10,193 million (€10,155 million at December 31, 2022) included financial assets with maturity of up to three months at the date of inception amounting to €6,462 million (€6,804 million at December 31, 2022) and mainly included deposits with financial institutions, having notice of more than 48 hours.

Expected credit losses on deposits with banks and financial institutions measured at amortized cost were immaterial.

Cash and cash equivalents mainly consisted of deposits in US dollars (€7,328 million) and in euros (€1,945 million) representing the use of cash on hand in the market for the financial needs of the Group.

Restricted cash amounted to €205 million (€97 million at December 31, 2022) in relation to foreclosure measures by third parties and obligations relating to the payment of debts.

The average maturity of financial assets originally due within 3 months was 12 days with an effective interest rate of 5.48% for bank deposits in U.S. dollars (€5,275 million) and 55 days with an effective interest rate of 3.87% for bank deposits in euros (€598 million).

7 Financial assets at fair value through profit or loss

(€ million)	December 31, 2023	December 31, 2022
Bonds issued by sovereign states	1,250	1,244
Other	5,196	5,243
Financial assets held for trading	6,446	6,487
Other financial assets at fair value through profit or loss	336	1,764
Total financial assets at fair value through profit or loss	6,782	8,251

The Company has established a liquidity reserve as part of its internal targets and financial strategy with a view of ensuring an adequate level of flexibility to the Group development plans and of matching unplanned fund requirements or managing restrictions in accessing financial markets. The management of this liquidity reserve is performed through trading activities with the aim of optimizing returns, within a predefined and authorized level of risk threshold, targeting the preservation of the invested capital and the ability to promptly convert it into cash.

Financial assets held for trading include securities subject to lending agreements of €1,288 million (€1,090 million at December 31, 2022).

The breakdown by currency is provided below:

(€ million)	December 31, 2023	December 31, 2022
Euro	3,766	3,599
U.S. dollars	2,680	2,885
Other currencies		3
Financial assets held for trading	6,446	6,487
Euro	200	1,201
U.S. dollars	136	563
Other financial assets at fair value through profit or loss	336	1,764
Total financial assets at fair value through profit or loss	6,782	8,251

The breakdown by issuing entity and credit rating is presented below:

	Nominal value (€ million)	Fair Value (€ million)	Rating - Moody's	Rating - S&P
Quoted bonds issued by sovereign states
Fixed rate bonds
Italy	178	180	Baa3	BBB
United States of America	603	536	Aaa	AA+
Spain	166	170	Baa1	A
Canada	65	59	Aaa	AAA
France	58	58	Aa2	AA
Other (*)	96	89	from Aaa to A3	from AAA to A
	1,166	1,092
Floating rate bonds
Italy	155	158	Baa3	BBB
	155	158
Total quoted bonds issued by sovereign states	1,321	1,250

Other Bonds
Fixed rate bonds
Quoted bonds issued by industrial companies	1,995	1,885	from Aaa to Baa2	from AAA to BBB
Quoted bonds issued by financial and insurance companies	819	788	from Aaa to Baa3	from AAA to BBB-
Other bonds	1,023	1,007	from Aaa to Baa3	from AAA to BBB-
	3,837	3,680
Floating rate bonds
Quoted bonds issued by financial and insurance companies	629	616	from Aaa to Baa2	from AAA to BBB-
Quoted bonds issued by industrial companies	469	452	from Aa2 to Baa3	from AA to BBB-
Other bonds	476	448	from Aaa to Baa2	from AAA to BBB
	1,574	1,516
Total other bonds	5,411	5,196

Total financial assets held for trading	6,732	6,446

Other financial assets at fair value through profit or loss	350	336		from AAAm to BBB

	7,082	6,782

(*) Amounts included herein are lower than €50 million.

Other financial assets at fair value through profit or loss consisted of investments in Money Market funds.

The fair value hierarchy is level 1 for €5,106 million and level 2 for €1,340 million. The fair value hierarchy for Other financial assets measured at fair value with effects to profit or loss is level 2. During 2023, there were no significant transfers between the different hierarchy levels of fair value.

8 Trade and other receivables

(€ million)	December 31, 2023	December 31, 2022
Trade receivables	13,184	16,556
Receivables from joint ventures in exploration and production activities	1,365	1,645
Receivables from divestments	200	301
Other receivables	1,802	2,338
Total trade and other receivables, net of allowance for doubtful accounts	16,551	20,840

Generally, trade receivables do not bear interest and provide payment terms within 180 days.

The decrease in trade receivables of €3,372 million referred to the segments Global Gas & LNG Portfolio for €3,889 million and Plenitude & Power for €267 million partially offset by the increase in the segments Exploration & Production for €620 million and Enilive, Refining and Chemicals for €103 million. The decrease in the Global Gas & LNG Portfolio and Plenitude & Power reflected the decline in the prices of energy commodities, which decreased the nominal value of the receivables.

At December 31, 2023, Eni factored without recourse receivables due in 2024 with a nominal value of €1,745 million (€2,212 million at December 31, 2022 due in 2023). Derecognized receivables in 2023 related to the segments Enilive, Refining and Chemicals for €1,291 million, Global Gas & LNG Portfolio for €297 million and Plenitude & Power segment for €157 million.

At the balance sheet date Eni owned €1,156 million of net trade receivables, part of which past due, towards Egyptian state oil companies in relation to supplies of equity hydrocarbons, mainly natural gas. The accumulation in trade receivables has accelerated in the second half of the year because of the rapid deterioration of the country's economic and financial situation, worsened by the crisis in the Middle East, which led to a contraction in foreign exchange reserves leading to a slowdown in the payments of receivables owed to oil companies operating in the country. On the basis of the commitments of the country's authorities to normalize the outstanding exposure towards Eni, an expected credit loss was estimated taking into account the expected timing of collection.

At December 31, 2023, a past due trade receivable for the supply of natural gas to the customer Acciaierie d'Italia (former ILVA) was outstanding for an amount of €75 million (€373 million at December 31, 2022). A parent company guarantee has been issued by the shareholders of the debtor, which cover the entire amount of the receivable.

Receivables owed to Eni by joint operators in Nigeria have been reclassified to assets held for sale because of the ongoing divestment of the Nigerian subsidiary NAOC, whose assets included past due net receivables amounting to €236 million at December 31, 2023, which are owed to Eni by the counterparty of the possible transaction (see note 25 – Assets held for sale and liabilities directly associated with assets held for sale). Those receivables were in respect to the share of development costs of the joint operators in oil projects operated by Eni. The assets of the held-for-sale subsidiary also included overdue receivables owed to Eni by the Nigerian state oil company NNPC for €472 million (€475 million at December 31, 2022). About 85% of such amount related to net receivables accrued for unpaid cash calls, for which an expected credit loss has been estimated by considering the average timing of repayment in the case of state-owned companies. The remaining part related to past overdue receivables, the collection of which has been almost entirely finalized thanks to a repayment plan which awarded Eni the share of profit oil of the state-owned company in low-risk "rig-less" development initiatives with total collection expected by end of 2024. The residual amount outstanding at the end of the year has been discounted by using the country WACC (Weighted Average Cost of Capital).

Receivables from other counterparties comprised several miscellaneous items. The two largest amounts were: (i) the recoverable amount of €600 million (€566 million at December 31, 2022) of overdue trade receivables owed to Eni by the state-owned oil company of Venezuela, PDVSA, in relation to equity volumes of natural gas supplied to PDVSA by the joint venture Cardón IV, equally participated by Eni and Repsol. Those trade receivables were divested by the joint venture to the two shareholders. The receivables were stated net of an allowance for doubtful accounts, calculated with an expected credit loss rate deemed suitable to discount the sovereign risk and assuming a structural delay in collecting natural gas invoices. During the year, under the approval of US authorities within the context of the sanctions framework against Venezuela, receivables were collected under a barter scheme, which provided Eni with the right to lift crude oil volumes part of PDVSA entitlements for 5.6 million barrels, thus limiting the increase in overdue amounts; (ii) prepayments for services of €358 million (€278 million at December 31, 2022); (iii) €231 million (€239 million at December 31, 2022) of the amounts to be received from customers following the triggering of the take-or-pay clause of long-term natural gas supply contracts; (iv) receivables owed to Eni by Italian local distributors of natural gas and electricity of €309 million as of December 31, 2022 were entirely collected as certain measures expired, which were enacted by the Italian State in 2022 to reduce the cost of the energy bill to households and businesses; (v) €6 million (€193 million at December 31, 2022) of receivables from factoring companies. The remaining amount was composed of miscellaneous balances for approximately €753 million.

Trade and other receivables stated in euro and U.S. dollars amounted to €9,915 million and €6,041 million, respectively.

Credit risk exposure and expected losses relating to trade and other receivables has been prepared on the basis of internal ratings as follows:

	Performing receivables			Defaulted receivables	Plenitude customers	Total
(€ million)	Low risk	Medium Risk	High Risk
December 31, 2023
Business customers	3,577	5,303	331	909		10,120
National Oil Companies and Public Administrations	215	634	168	2,438		3,455
Other counterparties	1,103	616	10	590	2,995	5,314
Gross amount	4,895	6,553	509	3,937	2,995	18,889
Allowance for doubtful accounts	(19)	(72)	(23)	(1,668)	(556)	(2,338)
Net amount	4,876	6,481	486	2,269	2,439	16,551
Expected loss (% net of counterpart risk mitigation factors)	0.4	1.1	4.5	42.4	18.6	12.4
December 31, 2022
Business customers	4,815	7,970	378	1,583		14,746
National Oil Companies and Public Administrations	215	852		2,248		3,315
Other counterparties	1,673	725	13	122	3,200	5,733
Gross amount	6,703	9,547	391	3,953	3,200	23,794
Allowance for doubtful accounts	(23)	(169)	(15)	(2,176)	(571)	(2,954)
Net amount	6,680	9,378	376	1,777	2,629	20,840
Expected loss (% net of counterpart risk mitigation factors)	0.4	1.8	3.8	55.0	17.8	12.4

The classification of the Company’s customers and counterparties and the definition of the classes of counterparty risk are disclosed in note 1 – Significant accounting policies, estimates and judgments.

The assessments of the recoverability of trade receivables for the supply of hydrocarbons, products and power to retail, business customers and national oil companies and of receivables towards joint operators of the Exploration & Production segment for cash calls (national oil companies, local private operators or international oil companies) are reviewed periodically to reflect the current economic environment and business trends, as well as any possible increase in the counterparty risks.

The exposure to credit risk and expected losses relating to customers of Plenitude was assessed based on a provision matrix as follows:

		Past due
(€ million)	Not-past due	from 0 to 3 months	from 3 to 6 months	from 6 to 12 months	over 12 months	Total
December 31, 2023
Plenitude customers:
- Retail	1,477	107	45	93	207	1,929
- Middle	716	39	7	11	134	907
- Other	149	4	1	4	1	159
Gross amount	2,342	150	53	108	342	2,995
Allowance for doubtful accounts	(72)	(40)	(38)	(76)	(330)	(556)
Net amount	2,270	110	15	32	12	2,439
Expected loss (%)	3.1	26.7	71.7	70.4	96.5	18.6
December 31, 2022
Plenitude customers:
- Retail	1,508	74	35	63	203	1,883
- Middle	657	33	11	7	162	870
- Other	436	1	5	4	1	447
Gross amount	2,601	108	51	74	366	3,200
Allowance for doubtful accounts	(83)	(31)	(31)	(66)	(360)	(571)
Net amount	2,518	77	20	8	6	2,629
Expected loss (%)	3.2	28.7	60.8	89.2	98.4	17.8

The following table analyses the allowance for doubtful accounts for trade and other receivables:

(€ million)	2023	2022
Allowance for doubtful accounts - beginning of the year	2,954	3,313
Additions for trade and other performing receivables	160	166
Additions for trade and other defaulted receivables	342	253
Utilizations for trade and other performing receivables	(140)	(37)
Utilizations for trade and other defaulted receivables	(485)	(758)
Other changes	(493)	17
Allowance for doubtful accounts - end of the year	2,338	2,954

The allowance for doubtful accounts was determined considering mitigation factors of the counterparty risk amounting to €3,493 million (€5,744 million at December 31, 2022), which included escrow accounts, insurance policies, sureties and bank guarantees.

Additions to allowance for doubtful accounts for trade and other performing receivables related to: (i) the Plenitude business line for €78 million (€61 million in 2022), mainly in the retail business; (ii) the Global Gas & LNG Portfolio segment for €23 million (€70 million in 2022), concerning business customers.

Additions to allowance for doubtful accounts for trade and other defaulted receivables related to: (i) the Exploration & Production segment for €238 million (€122 million in 2022) and mainly concerned receivables for the supply of hydrocarbons to state company and receivables towards joint operators for cash calls in oil projects operated by Eni; (ii) to the Plenitude business line for €90 million (€99 million in 2022), particularly in the retail business.

Utilizations of allowance for doubtful accounts for trade and other performing and defaulted receivables amounted to €625 million and mainly related to: (i) to the Global Gas & LNG Portfolio segment for €160 million as consequence of the reduction in credit exposures due to the changed market conditions; (ii) the Plenitude business line for €182 million, in particular utilizations against charges of €126 million; (iii) the Exploration & Production segment for €90 million, of which  €59 million for unused provisions following the in-kind reimbursements of the overdue receivables owed to Eni by the state-owned company PDVSA in Venezuela during the year.

Other changes included €662 million related to the reclassification to assets held for sale of the allowance for doubtful accounts relating to the subsidiary Nigerian Agip Oil Company Ltd.

Net (impairments) reversals of trade and other receivables are disclosed as follows:

(€ million)	2023	2022	2021
New provisions	(502)	(419)	(550)
Net credit losses	(98)	(81)	(66)
Reversals	351	547	337
Net (impairments) reversals of trade and other receivables	(249)	47	(279)

Receivables with related parties are disclosed in note 36 – Transactions with related parties.
9 Current and non-current inventories

Current inventories are disclosed as follows:

(€ million)	December 31, 2023	December 31, 2022
Raw and auxiliary materials and consumables	1,292	1,228
Components and spare parts for drilling operations, plans and equipment	1,628	1,515
Semi-finished, finished products and goods	3,260	4,962
Other	6	4
Current inventories	6,186	7,709

Raw and auxiliary materials and consumables include oil-based feedstock and other consumables pertaining to refining and chemical activities.

Components to be consumed in drilling activities and spare parts of the Exploration & Production segment amounted to €1,490 million (€1,387 million at December 31, 2022).

Semi-finished, finished products and goods included natural gas and oil products for €2,376 million (€3,818 million at December 31, 2022) and chemical products for €666 million (€790 million at December 31, 2022).

Inventories are stated net of write-down provisions of €583 million (€672 million at December 31, 2022).

Non-current inventories of €1,576 million (€1,786 million at December 31, 2022) are held for compliance purposes and related to Italian subsidiaries for €1,555 million (€1,764 million at December 31, 2022) in accordance with minimum stock requirements for oil and petroleum products set forth by applicable laws.

The decrease in current and non-current inventories was essentially due to the decline in oil and hydrocarbons prices.

10 Income tax receivables and payables

(€ million)	December 31, 2023				December 31, 2022
	Receivables		Payables		Receivables		Payables
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Income taxes	460	142	1,685	38	317	114	2,108	253

Income taxes are described in note 33 — Income taxes.

Current income tax payables include a portion of €455 million relating to the one-off Solidarity Contribution for 2023, enacted by Budget Law 2023, the payment of which was deferred to 2024 as a result of regulatory provisions.

Non-current income tax payables include the likely outcome of pending litigation with tax authorities in relation to uncertain tax matters relating to foreign subsidiaries of the Exploration & Production segment for €33 million (€206 million at December 31, 2022).

11 Other assets and liabilities

	December 31, 2023				December 31, 2022
(€ million)	Assets		Liabilities		Assets		Liabilities
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Fair value of derivative financial instruments	3,323	46	2,414	153	11,076	129	9,042	286
Contract liabilities			437	691			1,145	706
Other Taxes	915	137	1,811	16	807	157	1,463	34
Other	1,399	3,210	917	3,236	938	1,950	823	2,208
	5,637	3,393	5,579	4,096	12,821	2,236	12,473	3,234

The fair value related to derivative financial instruments is disclosed in note 24 – Derivative financial instruments and hedge accounting.

Assets related to other taxes included VAT for €755 million, of which €637 million are current, and advances made in December (€569 million at December 31, 2022, of which €432 million current).

Other assets included: (i) tax credits current of €812 million (€366 million at December 31, 2022) and non-current of €2,247 million (€903 million at December 31, 2022) deriving from Italian tax measures to incentivize the renovation of residential buildings and energy savings; (ii) gas volumes prepayments that were made in previous years due to the take-or-pay obligations in relation to the Company's long-term supply contracts, whose underlying current portion Eni plans to recover beyond 12 months for €307 million (within 12 months for €41 million and beyond 12 months for €357 million at December 31, 2022); (iii) underlifting positions of the Exploration & Production segment of €295 million (€239 million at December 31, 2022); (iv) non-current receivables from divestment activities for €205 million (€23 million at December 31, 2022).

Contract liabilities included: (i) advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system from Val d'Agri to the Taranto refinery for €469 million (€430 million at December 31, 2022); (ii) prepaid electronic fuel vouchers for €292 million (€338 million at December 31, 2022); (iii) advances received from Engie SA (former Suez) relating to a long-term agreement for supplying natural gas and electricity. The current portion amounted to €56 million (€58 million at December 31, 2022), the non-current portion amounted to €275 million (€333 million at December 31, 2022); (iv) advances received from customers for future gas supplies for €10 million (€538 million at December 31, 2022).

Revenues recognized during the year related to contract liabilities stated at December 31, 2023 are indicated in note 29– Revenues and other income.

Liabilities related to other current taxes include excise duties and consumer taxes for €1,034 million (€613 million at December 31, 2022) and VAT liabilities for €326 million (€332 million at December 31, 2022).

Other liabilities included: (i) non-current payables to factoring companies connected with the derecognition of the abovementioned tax credit deriving from Italian tax measures to incentivize the renovation of residential buildings and energy savings for €2,040 million (€758 million at December 31, 2022); (ii) the value of gas paid and undrawn by customers due to the triggering of the take-or-pay clause provided for by the relevant long-term contracts for €391 million (€443 million at December 31, 2022), of which the underlying volumes are expected to be drawn within the next 12 months for €131 million (€85 million at December 31, 2022); (iii) prepaid revenues and deferred income of which current for €134 million (€104 million at December 31, 2022); (iv) current overlifting imbalances of the Exploration & Production segment for €312 million (€479 million at December 31, 2022); (v) non-current cautionary deposits for €286 million (€305 million at December 31, 2022), of which €213 million from retail customers for the supply of gas and electricity (€222 million at December 31, 2022); (vi) payables related to investing activities for €101 million (€83 million at December 31, 2022).

Transactions with related parties are described in note 36 — Transactions with related parties.

12 Property, plant and equipment

(€ million)	Land and buildings	E&P wells, plant and machinery	Other plant and machinery	E&P exploration assets and appraisal	E&P tangible assets in progress	Other tangible assets in progress and advances	Total
2023
Net carrying amount - beginning of the year	1,088	40,492	4,280	1,345	7,494	1,633	56,332
Additions	22		407	764	6,294	1,252	8,739
Depreciation capitalized				20	184	1	205
Depreciation (*)	(47)	(5,699)	(610)				(6,356)
Impairments	(30)	(1,164)	(366)		(226)	(390)	(2,176)
Reversals		109	42		257	36	444
Write-off			(2)	(420)	(25)		(447)
Currency translation differences	1	(1,223)	(39)	(46)	(268)	(3)	(1,578)
Initial recognition and changes in estimates	3	698	16	17	14		748
Changes in the scope of consolidation - included entities	48	521	298		131	77	1,075
Changes in the scope of consolidation - excluded entities			(1)				(1)
Transfers	37	5,592	595	(70)	(5,522)	(632)
Other changes	(11)	(1,905)	(32)	(42)	1,349	(45)	(686)
Net carrying amount - end of the year	1,111	37,421	4,588	1,568	9,682	1,929	56,299
Gross carrying amount - end of the year	4,354	139,866	32,121	1,568	13,670	4,308	195,887
Provisions for depreciation and impairments	3,243	102,445	27,533		3,988	2,379	139,588
2022
Net carrying amount - beginning of the year	1,071	42,342	3,850	1,244	6,497	1,295	56,299
Additions	22	132	456	655	5,361	1,074	7,700
Depreciation capitalized				11	179		190
Depreciation (*)	(51)	(5,466)	(555)				(6,072)
Impairments	(21)	(313)	(485)		(149)	(414)	(1,382)
Reversals	3	40	191		141	38	413
Write-off	(1)		(2)	(365)	(218)		(586)
Currency translation differences	2	2,422	55	74	368	5	2,926
Initial recognition and changes in estimates		(173)	2	(7)	98		(80)
Changes in the scope of consolidation - included entities	9	650	695			118	1,472
Changes in the scope of consolidation - excluded entities	(1)	(3,687)	(6)	(119)	(546)		(4,359)
Transfers	41	4,402	426	(149)	(4,253)	(467)
Other changes	14	143	(347)	1	16	(16)	(189)
Net carrying amount - end of the year	1,088	40,492	4,280	1,345	7,494	1,633	56,332
Gross carrying amount - end of the year	4,255	143,432	31,328	1,345	11,654	3,798	195,812
Provisions for depreciation and impairments	3,167	102,940	27,048		4,160	2,165	139,480

(*) Before capitalization of depreciation of tangible assets

Capital expenditures included capitalized finance expenses of €94 million (€38 million in 2022) related to the Exploration & Production segment for €64 million (€22 million in 2022) at an average interest rate of 3.0% (2.1% at December 31, 2022).

Capital expenditures primarily related to the Exploration & Production segment for €7,105 million (€6,185 million in 2022).

The line item “Other changes” (€966 million) included expenditures to purchase plants and equipment from suppliers, with whom delayed payment terms were agreed and were reclassified in the balance sheet to financing payables.

Capital expenditures by industry segment and geographical area of destination are reported in note 35 – Segment information and information by geographical area.

Depreciation other than that of oil&gas assets, relating to biorefineries, petrochemical plants, thermoelectric plants, photovoltaic or wind power systems, and other ancillary assets are calculated on a straight-line basis, based on their economic-technical lives.

The main depreciation rates adopted are included in the following ranges and have remained unchanged compared to 2022:

(%)
Buildings	2 - 10
Refining and chemical plants	3 - 17
Gas pipelines and compression stations	4 - 12
Power plants	3 - 5
Other plant and machinery	6 - 12
Industrial and commercial equipment	5 - 25
Other assets	10 - 20

Plant and equipment used in the extraction and treatment of hydrocarbons were depreciated according to the UOP method, where depreciation depends on production of the estimated proved reserves according to the US Securities & Exchange Commission “SEC” criteria (see note 1 – Accounting standards, accounting estimates and significant judgements, section UOP depreciation, depletion and amortisation). The production plans associated with the existing assets gradually deplete the SEC proved reserves recorded at the balance sheet date, which are expected to be produced within about ten years.

Asset net impairment losses of property, plant and equipment  related to: (i) oil&gas properties (€1,025 million) due to negative reserve revisions at assets in Alaska, Gulf of Mexico, Turkmenistan and Australia, and because of the projections of lower natural gas prices which negatively affected the expected cash flows of assets in Italy, net of recovery in value of an oil field in Congo; (ii) expenditures incurred for compliance and stay-in-business at CGUs in the refining sector, which were impaired in previous reporting periods and continued lacking any profitability prospects (€345 million); (iii) petrochemical plants for production of intermediates, styrenics and, to a lesser extent, elastomers due to lower future expected cash flows driven by a deteriorated industry outlook (€367 million). More information about Eni’s impairment review and the sensitivity of the outcome to different commodities scenarios is reported in note 15 – Reversals (Impairments) of tangible and intangible assets and right-of-use assets. Sensitivity of outcomes to decarbonisation scenarios.

Currency translation differences related to subsidiaries utilizing the U.S. dollar as functional currency (€1,572 million).

Initial recognition and change in estimates includes the increase in the asset retirement cost of tangible assets in the Exploration & Production segment due to the increase in abandonment cost estimates, start of new projects and the decrease in discount rates.

Changes in the scope of consolidation related: (i) for €548 million to the acquisition of BP business in Algeria, including the two gas-producing concessions “In Amenas” (Eni In Amenas Ltd) and “In Salah” (Eni In Salah Ltd) jointly operated with Sonatrach and Equinor; (ii) for €255 million the acquisition of control of Novamont, already owned by Eni with 36% interest, operating in the production of bioplastics; (iii) for €168 million to the acquisitions of renewables activities in the Plenitude business line, particularly the two Spanish companies HLS Bonete PV SLU and HLS Bonete Topco SLU; (iv) for €104 million the acquisition from Chevron of the companies now renamed as Eni Ganal Deepwater Ltd and Eni Rapak Deepwater Ltd which hold a 62%  share, respectively, in the Ganal and Rapak blocks already owned with a 20% interest by Eni in addition to the company now renamed as Eni Makassar Ltd which holds a 72% share in Makassar block.

Other changes included the reclassification to assets held for sale of the onshore Nigerian assets relating to the sale agreement with the company Oando PLC for €914 million and other oil permits in Congo for €355 million.

Transfers from E&P tangible assets in progress to E&P UOP wells, plant and equipment related for €5,355 million to the commissioning of wells, plants and machinery primarily in Ivory Coast, Italy, Congo, Egypt, Iraq, Mexico, United States and Algeria.

In 2023, exploration and appraisal activities decreased by €420 million due to the write-offs of the capitalized costs of exploration wells pending economic and technical evaluation in Egypt, Mexico, Mozambique, Morocco, United Arab Emirates and Lebanon.

Exploration and appraisal activities related for €1,391 million to the costs of suspended exploration wells pending final determination of commerciality based on management’s continuing commitment and for €177 million to costs of exploration wells in progress at the end of the year.

Changes relating to suspended wells are reported below:

(€ million)	2023	2022	2021
Costs for exploratory wells suspended - beginning of the year	1,085	1,101	1,268
Increases for which is ongoing the determination of proved reserves	834	547	288
Amounts previously capitalized and expensed in the year	(388)	(374)	(286)
Reclassification to successful exploratory wells following the estimation of proved reserves	(72)	(147)	(43)
Disposals	(3)	(2)	(3)
Changes in the scope of consolidation		(114)	(199)
Currency translation differences	(40)	65	100
Other changes	(25)	9	(24)
Costs for exploratory wells suspended - end of the year	1,391	1,085	1,101

The following information relates to the stratification of the suspended wells pending final determination (ageing):

	2023		2022		2021
	(€ million)	(number of wells in Eni’s interest)	(€ million)	(number of wells in Eni’s interest)	(€ million)	(number of wells in Eni’s interest)
Costs capitalized and suspended for exploratory well activity
- within 1 year	417	7.9	216	5.0	175	4.0
- between 1 and 3 years	347	6.1	246	4.9	269	12.2
- beyond 3 years	627	14.5	623	13.9	657	19.7
	1,391	28.5	1,085	23.8	1,101	35.9
Costs capitalized for suspended wells
- fields including wells drilled over the last 12 months	417	7.9	204	4.5	175	4.0
- fields for which the delineation campaign is in progress	804	14.0	579	11.3	567	17.9
- fields including commercial discoveries that are progressing to a FID	170	6.6	302	8.0	359	14.0
	1,391	28.5	1,085	23.8	1,101	35.9

Suspended wells costs awaiting a final investment decision amounted to €170 million and primarily related to initiatives in the main countries of presence (Egypt, Nigeria and Congo).

Unproved mineral interests, comprised of assets in progress of the Exploration & Production segment, include the purchase price allocated to unproved reserves following business combinations or acquisition of individual properties.

Unproved mineral interests were as follows:

(€ million)	Congo	Nigeria	Turkmenistan	USA	Algeria	Egypt	United Arab Emirates	Italy	Indonesia	Total
2023
Carrying amount - beginning of the year	198	958	95	16	211	3	520	2		2,003
Additions					61				92	153
Net (impairments) reversals	243		(93)	8						158
Reclassification to Proved Mineral Interest		(1)			(51)	(1)	(28)			(81)
Currency translation differences and other changes	(12)	(33)	(2)	(1)	(6)		(17)		(3)	(74)
Carrying amount - end of the year	429	924		23	215	2	475	2	89	2,159
2022
Carrying amount - beginning of the year	218	892	3	68	114	16	508			1,819
Additions		11			110	(2)		2		121
Net (impairments) reversals	(28)		93	(56)						9
Reclassification to Proved Mineral Interest	(6)				(19)	(12)	(19)			(56)
Currency translation differences and other changes	14	55	(1)	4	6	1	31			110
Carrying amount - end of the year	198	958	95	16	211	3	520	2		2,003

Unproved mineral interests comprised the Oil Prospecting License 245 property (“OPL 245”), offshore Nigeria, whose exploration period expired on May 11, 2021. The property book value included €888 million corresponding to the price paid in 2011 to the Nigerian Government to acquire a 50% interest in the asset, plus the subsequent capitalized exploration costs and pre-development costs bringing the total net book value to €1,208 million. A lengthy and complex criminal proceeding before the Court of Milan was definitively resolved during 2022 in favor of Eni, which related to alleged crimes of international corruption regarding the acquisition of the license, whereas in 2023 the Federal Republic of Nigeria renounced to continue a claim to obtain compensation for the alleged damages (see note 28 – Guarantees, Commitments and Risks – Legal proceedings). The request for conversion of the license into an Oil Mining Lease (OML) before the relevant Nigerian authorities to start the development of the reserves is still pending. Given the inaction of the Nigerian authorities, a few years ago Eni started an arbitration proceeding before an ICSID tribunal, the International Centre for Settlement of Investment Disputes, to preserve the value of the investment. Regardless of the outcome of the ongoing arbitration, the estimate of the asset value in the perspective of its economic utilization confirmed the recoverability of the asset’s book value by discounting the expected cash flows at the country WACC (8%).

Accumulated provisions for impairments amounted to €22,650 million (€21,715 million at December 31, 2022).

Property, plant and equipment includes assets subject to operating leases for €347 million, essentially relating to service stations of the Enilive and Refining business line.

As of December 31, 2023, Eni pledged property, plant and equipment for €24 million to guarantee payments of excise duties (same amount as of December 31, 2022).

Government grants recorded as a decrease of property, plant and equipment amounted to €91 million (€115 million at December 31, 2022).

Contractual commitments related to the purchase of property, plant and equipment are disclosed in note 28 – Guarantees, commitments and risks – Liquidity risk.

Property, plant and equipment under concession arrangements are described in note 28 – Guarantees, commitments and risks.

13 Right-of-use assets and lease liabilities

(€ million)	Floating production storage and offloading vessels (FPSO)	Drilling rig	Naval facilities and related logistic bases for oil and gas transportation	Motorway concessions and service stations	Oil and gas distribution facilities	Office buildings	Vehicles	Other	Total
2023
Net carrying amount - beginning of the year	2,142	148	682	457	19	595	42	361	4,446
Additions	14	570	402	133	19	110	14	322	1,584
Depreciation(a)	(145)	(219)	(315)	(74)	(18)	(125)	(12)	(65)	(973)
Impairments			(3)		(2)			(36)	(41)
Reversals			3					2	5
Currency translation differences	(71)	(8)	(5)	4		(2)		(7)	(89)
Changes in the scope of consolidation						3		10	13
Other changes	37	(42)	(40)	(28)	(1)	(1)	(27)	(9)	(111)
Net carrying amount - end of the year	1,977	449	724	492	17	580	17	578	4,834
Gross carrying amount - end of the year	2,409	985	1,593	822	81	1,039	47	826	7,802
Provisions for depreciation and impairment	432	536	869	330	64	459	30	248	2,968
2022
Net carrying amount - beginning of the year	2,667	183	575	454	14	618	48	262	4,821
Additions	1,342	189	530	76	28	108	21	110	2,404
Depreciation (a)	(226)	(197)	(303)	(70)	(13)	(130)	(21)	(53)	(1,013)
Impairments			(5)		(5)		(1)	(7)	(18)
Reversals			14						14
Currency translation differences	239	12	10	3		3			267
Changes in the scope of consolidation	(1,878)	(34)	(39)			(1)		73	(1,879)
Other changes	(2)	(5)	(100)	(6)	(5)	(3)	(5)	(24)	(150)
Net carrying amount - end of the year	2,142	148	682	457	19	595	42	361	4,446
Gross carrying amount - end of the year	2,507	516	1,360	734	87	1,010	86	562	6,862
Provisions for depreciation and impairment	365	368	678	277	68	415	44	201	2,416

(a) Before capitalization of depreciation of tangible assets
F-59

Right-of-use assets (RoU) of €4,834 million related: (i) for €2,959 million (€2,653 million at December 31, 2022) to the Exploration & Production segment and mainly comprised leases of certain FPSO vessels hired in connection with operations at offshore development projects in Ghana (OCTP) and Area 1 in Mexico with an expected term ranging between 13 and 17 years, including a renewal option as well as multi-year leases of offshore drilling rigs; (ii) for €965 million (€800 million at December 31, 2022) to the Enilive, Refining and Chemicals segment relating to highways concessions to market fuels, land leases, leases of service stations for the sale of oil products, leasing of vessels for shipping activities and the car fleet dedicated to the car sharing business; (iii) for €519 million (€548 million at December 31, 2022) to the Corporate and Other activities segment mainly regarding property rental contracts.

The increase recorded in 2023 mainly referred to: (i) the Exploration & Production segment for €1,023 million relating to rental of drilling rigs (€570 million) and vessels and related logistics equipments for Oil & Gas transport (€167 million); (ii) the Enilive and Refining business line for €408 million, relating in particular to lease of vessels for shipping and storage activities of Eni Trade & Biofuels SpA (€220 million), new contracts and extension of existing contracts relating motorway concessions, land leases, service station leases and the car fleet dedicated to the car sharing business (€146 million); (iii) to the Corporate and Other activities segment for €63 million relating in particular to leasing of assets for staff activities (€44 million).

The main leasing contracts signed for which the asset is not yet available concern: (i) a contract with a nominal value of €437 million relating to leasing of office buildings with an expiry date of 20 years including an extension option of 6 years; (ii) storage capacity and time charter vessels rental contracts of €131 million.

Main future cash outflows potentially due not reflected in the measurements of lease liabilities related to: (i) options for the extension or termination of lease for office buildings of €1,177 million; (ii) extension options related to ancillary assets in the upstream business for €545 million; (iii) extension options related to service stations for the sale of oil products of €133 million.

Liabilities for leased assets were as follows:

(€ million)	Current portion of long-term lease liabilities	Long-term lease liabilities	Total
2023
Carrying amount at the beginning of the year	884	4,067	4,951
Additions		1,584	1,584
Decreases	(949)	(14)	(963)
Currency translation differences	(16)	(81)	(97)
Changes in the scope of consolidation	1	12	13
Other changes	1,208	(1,360)	(152)
Carrying amount at the end of the year	1,128	4,208	5,336
2022
Carrying amount at the beginning of the year	948	4,389	5,337
Additions		2,401	2,401
Decreases	(980)	(14)	(994)
Currency translation differences	43	242	285
Changes in the scope of consolidation	(299)	(1,654)	(1,953)
Other changes	1,172	(1,297)	(125)
Carrying amount at the end of the year	884	4,067	4,951

Lease liabilities related for €480 million (€494 million at December 31, 2022) to the portion of the liabilities attributable to joint operators in Eni-led projects which will be recovered through the mechanism of the cash calls.

Total cash outflows for leases consisted of the following: (i) cash payments for the principal portion of the lease liability for €963 million; (ii) cash payments for the interest portion of €255 million.

Lease liabilities stated in U.S. dollars and euro amounted to €3,573 million and €1,608 million, respectively.

Other changes in right-of-use assets and lease liabilities essentially related to early termination or renegotiation of lease contracts.

Liabilities for leased assets with related parties are described in note 36 — Transactions with related parties.

The amounts recognised in the profit and loss account consist of the following:

(€ million)	2023	2022	2021
Other income and revenues
Income from remeasurement of lease liabilities	17	6	18
	17	6	18
Purchases, services and other
Short-term leases	59	113	85
Low-value leases	37	27	31
Variable lease payments not included in the measurement of lease liabilities	20	14	14
Capitalized direct cost associated with self-constructed assets - tangible assets	(5)	(5)	(4)
	111	149	126
Depreciation and impairments
Depreciation of RoU leased assets	973	1,013	928
Capitalized amortization of RoU leased assets - tangible assets	(199)	(186)	(110)
Impairments of RoU leased assets	41	18	59
Reversals of RoU leased assets	(5)	(14)
	810	831	877
Finance income (expense) from leases
Interests on lease liabilities	(267)	(315)	(304)
Capitalized finance expense of RoU leased assets - tangible assets	11	8	5
Net currency translation differences on lease liabilities	19	(4)	(34)
	(237)	(311)	(333)

14 Intangible assets

(€ million)	Exploration rights	Industrial patents and intellectual property rights	Other intangible assets with definite useful lives	Intangible assets with definite useful lives	Goodwill	Other intangible assets with indefinite useful lives	Total
2023
Net carrying amount - beginning of the year	793	176	1,394	2,363	3,138	24	5,525
Additions	20	41	415	476			476
Amortization	(8)	(92)	(255)	(355)			(355)
Impairments	(22)		(17)	(39)	(6)		(45)
Reversals	11			11			11
Write-off	(85)		(3)	(88)			(88)
Changes in the scope of consolidation		291	461	752	25	2	779
Currency translation differences	(19)		(1)	(20)			(20)
Other changes	(27)	34	113	120	(24)		96
Net carrying amount - end of the year	663	450	2,107	3,220	3,133	26	6,379
Gross carrying amount - end of the year	1,295	2,119	4,674	8,088
Provisions for amortization and impairment	632	1,669	2,567	4,868
2022
Net carrying amount - beginning of the year	913	155	845	1,913	2,862	24	4,799
Additions	53	28	275	356			356
Amortization	(12)	(74)	(224)	(310)			(310)
Impairments			(14)	(14)	(153)		(167)
Write-off	(13)			(13)			(13)
Changes in the scope of consolidation	(200)		391	191	482		673
Currency translation differences	54		1	55	11		66
Other changes	(2)	67	120	185	(64)		121
Net carrying amount - end of the year	793	176	1,394	2,363	3,138	24	5,525
Gross carrying amount - end of the year	1,428	1,806	3,705	6,939
Provisions for amortization and impairment	635	1,630	2,311	4,576

Exploration rights comprised the residual book value of signature bonuses and acquisition costs of exploration licenses relating to areas with proved reserves, which are amortized based on UOP criteria and are regularly reviewed for impairment. The costs of licenses with unproved reserves are also in this item and are suspended pending a final determination of the success of the exploration activity or until management confirms its commitment to the initiative. Additions for the year related to signature bonuses paid for the acquisition of new exploration acreage in Egypt.

The breakdown of exploration rights by type of asset was as follows:

(€ million)	December 31, 2023	December 31, 2022
Proved licence and leasehold property acquisition costs	91	104
Unproved licence and leasehold property acquisition costs	572	689
	663	793

Industrial patents and intellectual property rights mainly regarded the acquisition and internal development of software and rights for the use of production processes and software.

Write-offs of €85 million related to the abandonment of underlying initiatives.

Changes in the scope of consolidation of assets with a finite useful life concerned: (i) for €515 million the acquisition of control of Novamont group; (ii) for €237 million the acquisitions finalized by Plenitude in relation to renewables activities, in particular Spanish companies.

Other changes relating to intangible assets with a finite useful life related: (i) for €58 million to the definitive price allocation of acquisitions made in 2022 (further information is provided in note 27 - Other information); (ii) for €25 million the decrease relating to the reclassification to assets held for sale of unproved potential and exploration rights of the company Nigerian Agip Oil Co Ltd (further information is disclosed in note 25 - Assets held for sale and liabilities directly associated with assets held for sale).

Other intangible assets comprised: (i) concessions, licenses, trademarks and similar items for €1,148 million (€692 million at December 31, 2022), of which €879 million relating to relating to the Plenitude business line essentially for activities in relation to renewable energy sources; (ii) customer acquisition costs relating to the Plenitude business line for €393 million (€358 million at December 31, 2022); (iii) customer relationship for €92 million recognized following the acquisition of Finproject group (€101 million at December 31, 2022).

The main amortization rates used were substantially unchanged from the previous year and ranged as follows:

(%)
Exploration rights	UOP
Concessions, licenses, trademarks and similar items	3 - 33
Industrial patents and intellectual property rights	20 - 33
Capitalized costs for customer acquisition	17 - 33
Other intangible assets	3 - 20

Cumulative impairment charges of goodwill at the end of the year amounted to €2,656 million.

The breakdown of goodwill by segment and business line is provided below:

(€ million)	December 31, 2023	December 31, 2022
Plenitude	2,909	2,927
Enilive and Refining	102	102
Chemicals	112	93
Corporate and Other activities	10	16
	3,133	3,138

Changes in the scope of consolidation of goodwill related to: (i) the acquisition of control of Novamont group for €19 million; (ii) acquisitions in relation to renewables activities of the Plenitude business line for €6 million.

Other negative changes relating to goodwill of €24 million concerned the definitive allocation of some acquisitions made in 2022 whose price allocation was carried out on a provisional basis (further information is provided in note 27 – Other information).

Contributions recorded as decrease of intangible assets amounted to €28 million.

Information about the allocations of goodwill deriving from business combinations is provided in note 5 – Business combinations and other significant transactions.

Goodwill acquired through business combinations has been allocated to the CGUs that are expected to benefit from the synergies of the acquisition.

The Plenitude business line is engaged in the retail sale of natural gas and electricity, in the electricity generation from renewable sources and in installing and managing a network of recharges for electric vehicles. Plenitude has closed several acquisitions in past reporting years and in 2023, those latter commented in note 5 – Business combinations and other significant transactions, leading to the recognition of significant amounts of goodwill in each of those activities.

Goodwill allocated to the activity of the retail sale of natural gas and electricity amounted to €1,215 million and to test its recoverability has been allocated to a single CGU encompassing all European retail markets where Plenitude is operating considering the significant cross-market synergies and geographic integration. The impairment review performed at the balance sheet date confirmed the recoverability of the carrying amount of this CGU comprising the book value of the allocated goodwill.

The impairment review of the CGU Retail27, including goodwill, was performed by comparing the carrying amount to the value in use of the CGU, which was estimated based on the cash flows of the four-year plan approved by management and on a terminal value calculated as the perpetuity of the cash flow of the last year of the plan by assuming a nominal long-term growth rate equal to zero, unchanged from the previous year. These cash flows were discounted by using the post-tax, risk-adjusted WACCs of the retail business in each country of operation, with values in a range of approximately 5%. There are no reasonable assumptions of changes in the discount rate, growth rate, profitability or volumes that would lead to zeroing the headroom amounting to about €6.4 billion of the value in use of the CGU Retail with respect to its book value, including the allocated goodwill.

The renewable business of Plenitude included a goodwill of €976 million related to the business combinations made in Italy and in other European markets where operations are being developed (Spain, France, Greece) in 2023 and past years. To test its recoverability, the activities were grouped by homogeneous CGUs, corresponding to geographical areas, with regard to technical, economic and contractual matters. The recoverability of the goodwill was assessed with reference to the entire CGU. The cash flows include  those obtainable from assets under operations and the repowering of existing plants and facilities. The recoverability test of the book values of renewable assets including the allocated goodwill was performed based on the discounted cash flows which comprised the financial projections of the four-year industrial plan approved by the management and the subsequent cash flows associated with the useful lives of the plants by using normalized cash flows. Cash flows have been discounted at sector and country-specific WACCs, which were comprised in a range of 5.5% - 6.1%. This test has confirmed the recoverability of the book values of the complex of plants generating renewable electricity, including the allocated goodwill. The headroom of €130 million is reduced to zero in case of a 0.3 percentage point increase in the WACC, or a reduction in power prices of approximately 4%.

Goodwill of the electric mobility business of Plenitude of €718 million recognized in connection with the acquisition in 2021 of the entire share capital of Be Power SpA, which through the subsidiary Be Charge is the second Italian operator in the segment of charging infrastructures for electric mobility, was assessed by updating the valuation model of the operation. The recoverability of the allocated goodwill was tested based on the discounted cash flows of the activity, which comprised the financial projections of the four-year industrial plan approved by management and subsequently the perpetuity of the final year of the plan assuming a growth rate of 4.6% that reflects trend forecasts in sales of electric vehicles, discounted at a WACC of 10.8%. This test confirmed the recoverability of the allocated goodwill and showed a headroom of about €400 million which would go to zero under no reasonable assumption.

27 Within the Retail CGU, the impairment test to verify the recoverability of the book values of the 1st level Plenitude Energy Services CGU was performed on the basis of the discounted cash flow method to 2050 which includes for the first four years projection of the business plan approved by management.

15 Reversals (Impairments) of tangible and intangible assets and right-of-use assets. Sensitivity of outcomes to decarbonisation scenarios

The recoverability test of carrying amounts of oil&gas cash generating units (CGUs) is the most important of the critical accounting estimates in the preparation of Eni’s consolidated financial statements. This owes to the relative weight of the invested capital in the sector on total consolidated assets.

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

The hydrocarbon prices are forecasted as part of Eni's scenario, which considers macroeconomic and industry projections, policies, regulations, and technologies (in place or foreseeable) and providing a holistic and consistent framework for the economic and energy variables of interest. These forecasts incorporate management’s best estimate of the various energy market fundamentals while considering the changing market environment and challenges related to the energy transition. Eni’s scenario is constantly benchmarked against the market view of investment banks and energy consultants.

Below are the main price assumptions for assessing the recoverability of oil&gas assets, expressed in 2022 real terms for comparability with the IEA scenario:

	2024	2027	2030	2040	2050
Brent $/bbl	73	68	68	58	48
TTF natural gas price $/mmBtu	8.7	9.9	6.8	6.8	6.2

This scenario does not differ significantly from the one adopted in the previous reporting year, with the exception of forecasts of lower natural gas prices in the short term. Actual hydrocarbons prices utilized in the calculation of future revenues of oil&gas assets in the impairment review are derived from the main market benchmarks by applying appropriate price differentials, which were estimated by the management to consider factors like crude qualities, different indexation mechanisms and regional price trends.

The discount rate of the future cash flows of the CGUs was estimated as the weighted average cost of equity (Ke) and net borrowings, based on the Capital Asset Pricing Model methodology. Specifically, the cost of equity considers both a premium for the non-diversifiable market risk measured on the basis of the long-term returns of the S&P500, and an additional premium that considers exposure to operational risks of the countries of activity and the risks of the energy transition. For 2023, a Group cost of capital (“WAAC”) of approximately 7% was estimated and was substantially unchanged compared to 2022 due to a lower cost of equity as a consequence of the reduction in the company's financial risk, which offset the increased yields on risk-free assets. The Group WACC is adjusted to account for the specific operational risks of each geography against the average portfolio, where oil&gas activities are conducted, by adding a corrective factor (WACC adjusted on a country-by-country basis).

The impairment test was performed at all of the Group’s oil&gas CGUs based on the price scenario of  management and the country WACCs described above, which substantially confirmed the carrying amounts of the properties, with the exception of some assets which were marked to their lower recoverable values due to downward reserves revisions and expected reductions in natural gas prices, recognizing approximately €1 billion of net impairment losses. The geographical areas involved were mainly Alaska, Gulf of Mexico, Turkmenistan and Australia in relation to reserves revisions and gas assets in Italy in relation to gas prices. The post-tax discount rates were comprised in a range 6.0% - 7.5%; the pre-tax discount rates for the main net impairment losses were set to 5.1% in Italy and 20.3% in Alaska.

The value in use (VIU) of the oil&gas CGUs under the management’s scenario assumptions displayed a headroom (difference between VIU and book values) of approximately 80% of the assets’ carrying amounts, discounting the expected expenses associated with the purchase of carbon credits as part of the Company’s strategy to decarbonize its oil&gas operations also through nature-based solutions of carbon offsets. Those sensitivity analyses included assets of all consolidated entities, joint ventures and associates, excluding Vår Energi ASA and Azule Energy Holdings Ltd. Considering the judgemental nature of the assumptions underlying the estimate of the VIU, management has stress-tested its base case by applying the following sensitivity analyses to the assumptions underlying the oil&gas CGUs values-in-use of the base case: (i) a 10% haircut to hydrocarbon prices applied to all the years of the cash flow projections; (ii) a one-percentage point increase in the risk-adjusted WACCs applied to each country of operations; (iii) the projections of hydrocarbon prices and CO2 costs of the decarbonization scenario Net Zero Emission 2050 (NZE 2050) elaborated by IEA. The values-in-use of oil&gas assets calculated under the different stress-test scenarios exhibit in their entirety a headroom over the assets book values; however it is possible the incurrence of impairment losses as shown in the table below.

The results of those sensitivity tests expressed in terms of percentage ratio of the cumulated headroom of the oil&gas CGUs to their corresponding book values under each scenario and potential pre-tax income statement impacts are provided below:

	Value in use of the O&G CGUs Headroom vs Carrying amounts		Possible impairments	Assumption at 2050 in real terms USD 2022
	Tax-deductible CO2 charges	Non tax-deductible CO2 charges	€ billion	Brent price	European gas price	Cost of CO2
Eni's scenario	77%	-		48 $/bbl	6.2 $/mmBTU	CO2 costs projections in the EU/ETS + projections of forestry costs
10% haircut of Eni's prices assumptions	56%	-	(1.0)			CO2 costs projections in the EU/ETS + projections of forestry costs
Eni's scenario with +1% increase in WAAC	67%	-	(0.2)			CO2 costs projections in the EU/ETS + projections of forestry costs
IEA NZE 2050 scenario	28%	23%	(3.2) - (4.3)	25 $/bbl	4.1 $/mmBTU	250-180$ per tonne of CO2 (*)

(*) Range of values depending on advanced or emerging economies with or without net zero commitments. For low-income economies a lower cost is expected.

These sensitivities do not consider possible actions to mitigate a changed price environment, such as rescheduling and/or cancellation of planned development activities, contractual renegotiations, costs efficiencies or actions aimed at accelerating the pay-back period.

Sensitivity was not applied to Chemicals and Gas power generation business lines considering the immateriality of the residual book values of property, plant and equipment (€581 million and €766 million, respectively) and of economic-technical lives, while no impact can be associated for refineries considering that their book values are zero.

16 Investments

Equity-accounted investments

	2023				2022
	Investments in unconsolidated entities controlled by Eni	Joint ventures	Associates	Total	Investments in unconsolidated entities controlled by Eni	Joint ventures	Associates	Total
Carrying amount - beginning of the year	50	7,065	4,977	12,092	44	2,057	3,786	5,887
Additions and subscriptions	3	1,024	186	1,213	21	900	686	1,607
Divestments and reimbursements					(2)	(1)	(477)	(480)
Share of profit of equity-accounted investments	4	818	800	1,622	5	474	1,684	2,163
Share of loss of equity-accounted investments	(3)	(149)	(129)	(281)	(6)	(197)	(82)	(285)
Deduction for dividends	(1)	(939)	(1,060)	(2,000)	(3)	(483)	(708)	(1,194)
Changes in the scope of consolidation	3	13	(227)	(211)	5	(710)	(1,122)	(1,827)
Currency translation differences	(2)	(244)	(166)	(412)	2	(231)	230	1
Other changes	(1)	662	(54)	607	(16)	5,256	980	6,220
Carrying amount - end of the year	53	8,250	4,327	12,630	50	7,065	4,977	12,092

Acquisitions and share capital increases mainly related: (i) for €882 million to the acquisition from PBF Energy Inc of 50% of the capital of St. Bernard Renewables Llc, an operating biorefinery at Chalmette hub in Louisiana (United States of America), whose production started in the second half of the 2023. The price allocation to the net assets acquired was carried out on a provisional basis, with the recognition of goodwill of €45 million; (ii) for €154 million to the capital subscription of QatarEnergy LNG NFE (5) (former Qatar Liquefied Gas Company Limited (9)) (Eni's interest 25%), a company participating in the North Field East (NFE) project with a 12.5% interest, equal to an Eni’s interest of 3.125% in the giant project for the development of the country's LNG; (iii) for €42 million to the subscription of the capital increase of Vårgrønn AS, the joint venture (Eni’s interest 65%) which owns the 20% stake in the Doggerbank A, B and C offshore wind projects in the United Kingdom.

Share of profit from equity-accounted investments essentially referred to: (i) Azule Energy Holdings Ltd for €653 million; (ii) Vår Energi ASA for €356 million; (iii) Abu Dhabi Oil Refining Company (TAKREER) for €296 million; (iv) ADNOC Global Trading Ltd for €120 million; (v) Saipem SpA for €56 million; (vi) SeaCorridor Srl for €49 million; (vii) Mozambique Rovuma Venture SpA for €47 million.

Share of loss from equity-accounted investments essentially referred to: (i) Vårgrønn AS for €50 million; (ii) St. Bernard Renewables Llc for €42 million; (iii) Coral FLNG SA for €40 million.

Reduction for dividends related to: (i) Azule Energy Holdings Ltd for €829 million; (ii) Vår Energi ASA for €640 million; (iii) Abu Dhabi Oil Refining Company (TAKREER) for €277 million; (iv) ADNOC Global Trading Ltd for €129 million; (v) SeaCorridor Srl for €95 million.

Changes in the scope of consolidation referred for €227 million to the acquisition of the control of Novamont Business combinations are commented in note 5 - Business combinations and other significant transactions.

Other changes included the initial recognition of the joint venture SeaCorridor Srl (Eni's interest 50.1%) for €580 million, €414 million higher than the book value of the corresponding company share maintained, following the business combination which involved the sale to Snam of 49.9% interest of the Eni’s companies operating natural gas transportation from Algeria through the TTPC and TMPC pipelines.

Net carrying amounts related to the following companies:

	December 31, 2023		December 31, 2022
(€ million)	Net carrying amount	% of the investment	Net carrying amount	% of the investment
Investments in unconsolidated entities controlled by Eni
Other	53		50
	53		50
Joint ventures
Azule Energy Holdings Ltd	4,750	50.00	5,073	50.00
St. Bernard Renewables Llc	829	50.00
Saipem SpA	722	31.20	645	31.20
SeaCorridor Srl	530	50.10
Cardón IV SA	443	50.00	433	50.00
Mozambique Rovuma Venture SpA	343	35.71	308	35.71
Vårgrønn AS	336	65.00	370	65.00
GreenIT SpA	92	51.00	74	51.00
Lotte Versalis Elastomers Co Ltd	43	50.00	41	50.00
Hergo Renewables SpA	32	65.00	33	65.00
LabAnalysis Environmental Scienze Srl	25	30.00
Società Oleodotti Meridionali - SOM SpA	21	70.00	29	70.00
Other	84		59
	8,250		7,065
Associates
Abu Dhabi Oil Refining Company (Takreer)	2,434	20.00	2,497	20.00
Vår Energi ASA	447	63.04	763	63.08
QatarEnergy LNG NFE (5)	439	25.00	302	25.00
Coral FLNG SA	239	25.00	330	25.00
ADNOC Global Trading Ltd	145	20.00	158	20.00
United Gas Derivatives Co	81	33.33	72	33.33
Novis Renewables Holdings Llc	70	49.00	74	49.00
Bluebell Solar Class A Holdings II Llc	70	99.00	73	99.00
Novamont SpA			255	35.00
Altre	402		453
	4,327		4,977
	12,630		12,092

The results of equity-accounted investments by segment are disclosed in note 35 – Segment information and information by geographical area.

As of December 31, 2023, the book and market values of Saipem SpA and Vår Energi ASA, equity-accounted companies listed on the Italian and the Norwegian stock exchange, respectively, were as follows:

	Saipem SpA	Vår Energi ASA
Number of shares held	662,476,192	1,573,713,749
% of the investment	31.20	63.04
Share price (€)	1.47000	2.86287
Market value (€ million)	915	4,505
Book value (€ million)	722	447

At December 31, 2023, the market capitalization of Saipem shares exceeded the book value of the investment by €193 million, the carrying amount is in line with the corresponding fraction of the investee's book equity, less the fraction of the investee net assets corresponding to the equity component of a convertible bond.

At December 31, 2023, the market capitalization of the Vår Energi ASA share for Eni's stake was €4,058 million higher than the book value of the investment.

Additional information is included in note 37 – Other information about investments.

Other investments

(€ million)	2023	2022
Carrying amount - beginning of the year	1,202	1,294
Additions and subscriptions	102	68
Change in the fair value with effect to OCI	45	56
Currency translation differences	(28)	42
Other changes	(65)	(258)
Carrying amount - end of the year	1,256	1,202

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

The investment book value as of December 31, 2023 primarily related to Nigeria LNG Ltd for €642 million (€668 million at December 31, 2022), Saudi European Petrochemical Co “IBN ZAHR” for €121 million (€108 million at December 31, 2022) and Darwin LNG Pty Ltd for €78 million (€71 million at December 31, 2022).

17 Other financial assets

	December 31, 2023		December 31, 2022
(€ million)	Current	Non-current	Current	Non-current
Long-term financing receivables held for operating purposes	34	2,240	11	1,911
Short-term financing receivables held for operating purposes	7		8
	41	2,240	19	1,911
Financing receivables held for non-operating purposes	855		1,485
	896	2,240	1,504	1,911
Securities held for operating purposes		61		56
	896	2,301	1,504	1,967

Changes in allowance for doubtful accounts were as follows:

(€ million)	2023	2022
Carrying amount at the beginning of the year	391	403
Additions	15	13
Deductions	(9)	(43)
Currency translation differences	(13)	21
Other changes	(1)	(3)
Carrying amount at the end of the year	383	391

Financing receivables held for operating purposes primarily related to funds provided to joint ventures and associates in the Exploration & Production segment (€2,173 million) to execute capital projects of interest to Eni. These receivables are long-term interests in the initiatives funded. The main amounts were towards: (i) the joint venture Mozambique Rovuma Venture SpA (Eni’s interest 35.71%) for €1,339 million (€1,187 million at December 31, 2022) engaged in the development of natural gas reserves of the Mamba in Area 4 offshore Mozambique; (ii) Coral FLNG SA (Eni’s interest 25%) for €453 million (€356 million at December 31, 2022).

Financing receivables held for operating purposes due beyond five years amounted to €149 million (€164 million at December 31, 2022).

The fair value of non-current financing receivables held for operating purposes of €2,285 million has been estimated based on the present value of expected future cash flows discounted at rates ranging from 1.9% to 5.2% (1.8% and 5.1% at December 31, 2022).

The recoverability of other long-term financial assets was assessed by considering the expected probability of default in the next twelve months only, as the creditworthiness suffered no significant deterioration in the reporting period.

Financing receivables held for non-operating purposes of €712 million (€1,266 million at December 31, 2022) related to restricted deposits in escrow to guarantee transactions on derivative contracts mainly in the Global Gas & LNG Portfolio segment.

Financing receivables were denominated in euro and U.S. dollar for €630 million and €2,503 million, respectively.

Securities for €19 million (€20 million at December 31, 2022) were pledged as guarantee of the deposit for gas cylinders as provided for by the Italian law.

The following table analyses securities per issuing entity:

	Amortized cost (€ million)	Nominal value (€ million)	Fair Value (€ million)	Nominal rate of return (%)	Maturity date	Rating - Moody's	Rating - S&P
Sovereign states
Fixed rate bonds
Italy	19	19	17	from 0 to 2.65	from 2024 to 2031	Baa3	BBB
Others (*)	25	25	25	from 0.1 to 5.0	from 2024 to 2027	from Aa1 to Baa2	from AA+ to BBB-
Floating rate bonds
Italy	12	12	12	from 4.62 to 5.07	from 2024 to 2026	Baa3	BBB
Total sovereign states	56	56	54
Other financial institutions
European Bank of Investments	5	5	5	3.98	from 2023 to 2024	Aaa	AAA
Total	61	61	59

(*) Amounts included herein are lower than €10 million.

Securities having maturity within five years amounted to €55 million.

The fair value of securities was derived from quoted market prices.

Receivables with related parties are described in note 36 – Transactions with related parties.

18 Trade and other payables

(€ million)	December 31, 2023	December 31, 2022
Trade payables	14,231	19,527
Down payments and advances from joint ventures in exploration & production activities	717	606
Payables for purchase of non-current assets	2,335	2,561
Payables due to partners in exploration & production activities	1,215	1,235
Other payables	2,156	1,780
	20,654	25,709

The decrease in trade payables of €5,296 million referred to Global Gas & LNG Portfolio segment for €5,711 million and was affected by the decline in energy commodity prices which decreased the nominal value of the payables. This decrease was partially offset by the increase in the Enilive, Refining and Chemicals segment for €493 million.

Other payables included: (i) payables to factoring companies in relation to the derecognition of Eni's tax credits for €728 million (€246 million at December 31, 2022); (ii) payroll payables for €287 million (€255 million at December 31, 2022); (iii) the amounts still due to the triggering of the take-or-pay clause of the long-term supply contracts for €187 million (€284 million at December 31, 2022); (iv) payables for social security contributions for €110 million (€100 million at December 31, 2022).

Trade and other payables were denominated in euro for €10,200 million and in U.S. dollar for €10,421 million.

Because of the short-term maturity and conditions of remuneration of trade payables, the fair values approximated the carrying amounts.

Trade and other payables due to related parties are described in note 36 – Transactions with related parties.

19 Finance debt

	December 31, 2023				December 31, 2022
	Short-term debt	Current portion of long-term debt	Long-term debt	Total	Short-term debt	Current portion of long-term debt	Long-term debt	Total
(€ million)
Banks	2,810	600	1,116	4,526	3,645	851	1,999	6,495
Ordinary bonds		1,956	19,535	21,491		2,142	17,368	19,510
Sustainability-linked convertible bonds		9	917	926
Other financial institutions	1,282	356	148	1,786	801	104	7	912
	4,092	2,921	21,716	28,729	4,446	3,097	19,374	26,917

Finance debt increased by €1,812 million as disclosed in table “Changes in liabilities arising from financing activities” detailed at the end of this paragraph.

As of December 31, 2023, finance debt included €701 million of sustainability-linked financial contracts with leading banking institutions which provide for an adjustment mechanism of the funding cost linked to the achievement of certain sustainability targets, which are disclosed in the comment of ordinary bonds.

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the retention of a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees could be required to be agreed upon with the European Investment Bank. At December 31, 2023, debts subjected to restrictive covenants amounted to €732 million (€862 million at December 31, 2022). Eni was in compliance with those covenants.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €16.8 billion were drawn as of December 31, 2023.

The following table provides a breakdown of ordinary bonds by issuing entity, maturity date, interest rate and currency as of December 31, 2023:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %
Issuing entity
Euro Medium Term Notes
Eni SpA	1,250	22	1,272	EUR	2033	4.250
Eni SpA	1,200	14	1,214	EUR	2025	3.750
Eni SpA	1,000	31	1,031	EUR	2029	3.625
Eni SpA	1,000	12	1,012	EUR	2026	1.500
Eni SpA	1,000	4	1,004	EUR	2030	0.625
Eni SpA	1,000	4	1,004	EUR	2026	1.250
Eni SpA	1,000	10	1,010	EUR	2031	2.000
Eni SpA	900	1	901	EUR	2024	0.625
Eni SpA	800	3	803	EUR	2028	1.625
Eni SpA	750	13	763	EUR	2024	1.750
Eni SpA	750	8	758	EUR	2027	1.500
Eni SpA	750	(3)	747	EUR	2034	1.000
Eni SpA	679	10	689	USD	2027	variable
Eni SpA	650	5	655	EUR	2025	1.000
Eni SpA	600	(2)	598	EUR	2028	1.125
Eni SpA	500	3	503	EUR	2025	1.275
Eni SpA	452		452	USD	2026	variable
Eni SpA	452	(1)	451	USD	2026	variable
Eni SpA	100	4	104	EUR	2028	5.441
Eni SpA	75	2	77	EUR	2043	3.875
Eni SpA	70	1	71	EUR	2032	4.000
Eni SpA	50	(1)	49	EUR	2031	4.800
Eni SpA – Sustainability-linked	1,000	(1)	999	EUR	2028	0.375
Eni SpA – Sustainability-linked	750	14	764	EUR	2027	3.625
	16,778	153	16,931
Other bonds
Eni SpA	905	7	912	USD	2028	4.750
Eni SpA	905	1	906	USD	2029	4.250
Eni USA Inc	362	1	363	USD	2027	7.300
Eni SpA	317	1	318	USD	2040	5.700
Eni Plenitude Wind 2022 SpA	17		17	EUR	2031	variable
Eni SpA – Sustainability-linked - Retail	2,000	44	2,044	EUR	2028	4.300
	4,506	54	4,560
	21,284	207	21,491

During 2023, a total of €4,000 million of ordinary bond were issued. The new issues concerned, in particular, a bond of €1,250 million within the Euro Medium Term Notes program and two sustainability-linked bond, the first intended for a retail public of €2,000 million and the second as part of the Euro Medium Term Notes program of €750 million. The sustainability parameters are: (i) net carbon footprint upstream (GHG emission Scope 1 and 2) equal to or less than 5.2 million tons of CO2 equivalent by December 31, 2025; (ii) renewable energy installed capacity of at least or more than 5 GW December 31, 2025. In case the Company misses those targets, a step-up mechanism will be applied, increasing the interest cost.

In addition, within the Euro Medium Term Notes program, a sustainability-linked bond was outstanding for a total nominal amount of €1,000 million which was indexed to achievement of the following sustainability targets: (i) net carbon footprint upstream (GHG emission Scope 1 and 2) equal to or less than 7.4 million tons of CO2 equivalent by 2024; (ii) renewable energy installed capacity of at least or more than 5 GW by 2025. In case the Company misses those targets, a step-up mechanism will be applied, increasing the interest cost.

As of December 31, 2023, ordinary bonds maturing within 18 months amounted to €2,821 million.

Information relating to the senior unsecured sustainability-linked convertible bonds is as follows:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %
Issuing entity
Eni SpA – Convertible senior unsecured sustainability-linked bonds	1,000	5	1,005	EUR	2030	2.950
of which financial liabilities	920	6	926	EUR
of which equity	80	(1)	79	EUR

During 2023, Eni SpA issued a sustainability-linked senior unsecured convertible bond with an aggregate nominal amount of €1,000 million. The bonds will be convertible into Eni existing ordinary shares bought under the share buyback programme approved by the Shareholders’ Meeting held on 10 May 2023. The bonds will have a maturity of 7 years, will be issued at 100% of par and will pay an annual coupon of 2.95%. The conversion price will be €17.5513, representing a premium of 20% above the reference price of €14.6261, which has been determined as the volume weighted average price of Eni ordinary shares on the regulated market of Borsa Italiana on September 7, 2023, between the opening of trading and the pricing of the offering. The bonds will be linked to the achievement of sustainability targets related to Net Carbon Footprint Upstream (Scope 1 and 2) and renewable energy installed capacity, as detailed in the relevant terms and conditions.

The following table provides a breakdown by currency of finance debt and the related weighted average interest rates:

	December 31, 2023				December 31, 2022
	Short term debt (€ million)	Weighted average rate (%)	Long term debt and current portion of long-term debt (€ million)	Weighted average rate (%)	Short term debt (€ million)	Weighted average rate (%)	Long term debt and current portion of long-term debt (€ million)	Weighted average rate (%)
Euro	3,469	3.3	20,293	2.4	3,994	0.9	17,171	1.8
U.S. dollar	614	5.5	4,342	5.9	337	2.2	5,298	5.1
Other currencies	9	2.5	2	5.9	115		2	2.4
	4,092		24,637		4,446		22,471

As of December 31, 2023, Eni retained committed borrowing facilities of €9,120 million (€8,298 million at December 31, 2022). Those facilities bore interest rates reflecting prevailing conditions in the marketplace. The breakdown of committed borrowing facilities are as follows:

(€ million)	December 31, 2023	December 31, 2022
Undrawn long-term sustainability-linked credit facilities with current portion of long-term	9,000	8,100
Other undrawn long-term borrowing facilities	12	2
Other drawn long-term borrowing facilities with current portion of long-term	3	70
Long-term borrowing facilities	9,015	8,172
Undrawn short-term borrowing facilities	38	43
Drawn short-term borrowing facilities	67	83
Short-term borrowing facilities	105	126
	9,120	8,298

As of December 31, 2023, Eni was in compliance with covenants and other contractual provisions in relation to borrowing facilities.

Fair value of long-term debt, including the current portion of long-term debt is described below:

(€ million)	December 31, 2023	December 31, 2022
Ordinary bonds and sustainability-linked bonds	21,025	18,167
Convertible sustainability-linked bonds	1,061
Banks	1,652	2,733
Other financial institutions	505	111
	24,243	21,011

Fair value of finance debts was calculated by discounting the expected future cash flows at discount rates ranging from 1.9% to 5.2% (1.8% and 5.1% at December 31, 2022).

Because of the short-term maturity and conditions of remuneration of short-term debt, the fair value approximated the carrying amount.

Changes in liabilities arising from financing activities

(€ million)	Long-term debt and current portion of long-term debt	Short-term debt	Long-term and current portion of long-term lease liabilietis	Total
2023
Carrying amount - beginning of the year	22,471	4,446	4,951	31,868
Cash flows	1,810	(1,495)	(963)	(648)
Currency translation differences	(144)	182	(116)	(78)
Changes in the scope of consolidation	38	352	13	403
Other non-monetary changes	462	607	1,451	2,520
Carrying amount - end of the year	24,637	4,092	5,336	34,065
2022
Carrying amount - beginning of the year	25,495	2,299	5,337	33,131
Cash flows	(3,944)	1,375	(994)	(3,563)
Currency translation differences	208	547	289	1,044
Changes in the scope of consolidation	477	(95)	(1,953)	(1,571)
Other non-monetary changes	235	320	2,272	2,827
Carrying amount - end of the year	22,471	4,446	4,951	31,868

Changes in the scope of consolidation referred to the acquisition of Novamont for €211 million and to the acquisitions in relation to renewables activities of the Plenitude business line for €33 million.

Other non-monetary changes include lease liabilities assumptions for €1,584 million and €1,047 million of trade payables on which payment term extensions have been negotiated, resulting in the classification of the debt as financial. Lease liabilities are described in note 13 – Right-of-use assets and lease liabilities.

Transactions with related parties are described in note 36 – Transactions with related parties

20 Information on net borrowings

(€ million)	December 31, 2023	December 31, 2022
A. Cash	3,731	3,351
B. Cash equivalents	6,462	6,804
C. Other current financial assets	7,637	9,736
D Liquidity (A+B+C)	17,830	19,891
E. Current financial debt	6,057	6,588
F. Current portion of non-current financial debt	2,084	1,839
G. Current financial indebtedness (E+F)	8,141	8,427
H. Net current financial indebtedness (G-D)	(9,689)	(11,464)
I. Non-current financial debt	5,472	6,073
J. Debt instruments	20,452	17,368
K. Non‐current trade and other payables
L. Non-current financial indebtedness (I+J+K)	25,924	23,441
M. Total financial indebtedness (H+L)	16,235	11,977

Cash and cash equivalents include €205 million (€97 million at December 31, 2022) subject to foreclosure measures and payment guarantees.

Other current financial assets include: (i) financial assets at fair value through profit or loss, disclosed in note 7 – Financial assets at fair value through profit or loss; (ii) financing receivables,disclosed in note 17 – Other financial assets.

Current and non-current debts are disclosed in note 19 – Finance debts.

Current portion of non-current financial debt and non-current financial debt include lease liabilities of €1,128 million and €4,208 million (€884 million and €4,067 million at December 31, 2022, respectively), of which €480 million (€494 million at December 31, 2022) related to the share of joint operators in upstream projects operated by Eni which will be recovered through a partner cash-call billing process. More information on lease liabilities is reported in note 13 – Right-of-use assets and lease liabilities.
F-76

21 Provisions

(€ million)	Provisions for site restoration, abandonment and social projects	Environmental provisions	Provisions for litigations	Provisions for taxes other than income taxes	Loss adjustments and actuarial provisions for Eni's insurance companies	Provisions for losses on investments	Provisions for OIL insurance coverage	Other	Total
Carrying amount at December 31, 2022	9,322	3,503	947	219	327	189	97	663	15,267
New or increased provisions	310	783	132	16	97	20	3	574	1,935
Initial recognition and changes in estimates	748								748
Accretion discount	284	57							341
Reversal of utilized provisions	(731)	(476)	(202)	(16)	(161)			(75)	(1,661)
Reversal of unutilized provisions	(5)	(224)	(219)	(8)		(15)	(4)	(41)	(516)
Currency translation differences	(156)	(2)	(11)	(4)		(1)		(4)	(178)
Change in scope of consolidation	88								88
Other changes	(390)	(28)	34	(24)	(18)	15	9	(89)	(491)
Carrying amount at December 31, 2023	9,470	3,613	681	183	245	208	105	1,028	15,533

The decommissioning provision comprised: (i) for €8,027 million the present value of the estimated costs that the Company expects to incur for dismantling oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, site clean-up and environmental restoration; (ii) for €817 million the estimated costs for social projects in the Exploration & Production segment, relating for €442 million to the estimated costs for social projects as part of the commitments between Eni SpA and the Basilicata region in relation to the oil development program in the Val d’Agri concession area; (iii) for €547 million the estimated dismantling and restoration costs of production lines and auxiliary logistics structures of the Enilive and Refining business. In 2023, the main changes in the decommissioning provision related to: (i) revision of cost estimates relating to oil & gas assets completely written-down or no more producing for €185 million; (ii) a €92 million cost estimate for dismantling and removing production lines and auxiliary refining logistics structures for which management assessed the absence of economic prospects in the current scenario of refined products, as well as lack of any economic options of reconversion or reuse in a decarbonisation processes; (iii) for €33 million the decommissioning of a petrochemical plant and the consequent restoration of the site.

Initial recognition and changes in estimates were primarily recognized at assets in UK, Italy, USA and Libya. The provision also increased due to a reduction in discounting rates in relation to the downward movement of the Euro yield curve. The unwinding of discount recognized through profit and loss was determined based on discount rates ranging from 2.2% to 5.4% (from -0.3% to 6.1% at December 31, 2022). Changes in the scope of consolidation mainly referred to Exploration & Production segment for €87 million. Main expenditures associated with decommissioning operations are expected to be incurred over a fifty-year period, with utilizations essentially starting after 12 months.

Provisions for environmental risks included the estimated costs for environmental clean-up and remediation of soil and groundwater in areas owned or under concession where the Group performed in the past industrial operations that were progressively divested, shut down, dismantled or restructured. The provision was accrued because at the balance sheet date there is a legal or constructive obligation for Eni to carry out environmental clean-up and remediation and the expected costs can be estimated reliably. The provision included the expected charges associated with strict liability related to obligations of cleaning up and remediating polluted areas that met the parameters set by law at the time when the pollution occurred but presently are no more in compliance with current environmental laws and regulations, or because Eni assumed the liability borne by other operators when the Company acquired or otherwise took over site operations. The prerequisite for the recognition of these environmental costs is the evaluation of the probability of their being incurred and the possibility of estimating them reliably. Provisions related: (i) for €283 million to remediation activities at brownfield sites in Italy and costs related to groundwater treatments; (ii) for about €200 million to refining plants, depots, fuel distribution systems and oil pipelines; (iii) for €58 million to remediation activities at petrochemical plants. At December 31, 2023, environmental provision primarily related to Eni Rewind SpA for €2,391 million and to the Enilive and Refining business line for €739 million.

Litigation provisions comprised expected liabilities associated with legal proceedings and other matters arising from contractual claims, including arbitrations, fines and penalties due to antitrust proceedings and administrative matters. The provision was allocated on the basis of the best estimate of the existing liability at the balance sheet date and referred to the Exploration & Production segment for €290 million.

Provisions for uncertain tax matters related to the estimated losses that the Company expects to incur to settle tax litigations and tax claims pending with tax authorities in relation to uncertainties in applying rules in force and referred to the Exploration & Production segment for €154 million. In particular, charges mainly relate to the dispute regarding the taxation of Italian local administrations on Eni offshore platforms located in common territorial waters.

Loss adjustments and actuarial provisions of Eni’s insurance company Eni Insurance DAC represented the estimated liabilities accrued on the basis for third party claims. Against such liability were recorded receivables for €38 million towards insurance companies for reinsurance contracts.

Provisions for losses on investments included provisions relating to investments whose loss exceeds equity and primarily related to Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation) for €168 million.

Provisions for the Everen insurance coverage included insurance premiums which will be charged to Eni in the next five years by the mutual insurance company in which Eni participates together with other oil companies.

Based on the outlay forecasts in relation to the progress of the restoration and decommissioning activities of depleted oil assets, the short-term portion of the risk provisions amounts to approximately €1.3 billion.

22 Provisions for employee benefits

(€ million)	December 31, 2023	December 31, 2022
Italian defined benefit plans	156	177
Foreign defined benefit plans	121	142
FISDE, foreign medical plans and other	118	126
Defined benefit plans	395	445
Other benefit plans	353	341
Provision for employee benefits	748	786

The liability relating to Eni's commitment to cover the healthcare costs of personnel is determined based on the contributions paid by the Company.

Other employee benefit plans related to deferred monetary incentive plans for €120 million, expansion contracts for €118 million, isopensione plans (a post retirement benefit plan applicable to a specific category of employees) of Eni Plenitude SpA Società Benefit for €77 million, Jubilee Awards for €26 million and other long-term plans for €12 million.

Present value of employee benefits, estimated by applying actuarial techniques, consisted of the following:

	2023						2022
(€ million)	Italian defined benefit plans	Foreign defined benefit plans	FISDE,foreign medical plans and other	Defined benefit plans	Other benefit plans	Total	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Defined benefit plans	Other benefit plans	Total
Present value of benefit liabilities at beginning of year	177	644	126	947	341	1,288	227	761	162	1,150	301	1,451
Current service cost	1	10	2	13	51	64	1	11	3	15	52	67
Interest cost	6	29	4	39	10	49	2	24	2	28	1	29
Remeasurements:	5	24	1	30	(2)	28	(26)	(118)	(33)	(177)	(22)	(199)
- actuarial (gains) losses due to changes in demographic assumptions	1	1		2	(1)	1		9		9	(2)	7
- actuarial (gains) losses due to changes in financial assumptions	4	8	2	14	1	15	(34)	(144)	(35)	(213)	(15)	(228)
- experience (gains) losses		15	(1)	14	(2)	12	8	17	2	27	(5)	22
Past service cost and (gain) loss on settlements	2	(13)	4	(7)	91	84					127	127
Plan contributions:		1		1		1		1		1		1
- employee contributions		1		1		1		1		1		1
Benefits paid	(37)	(39)	(9)	(85)	(97)	(182)	(28)	(30)	(8)	(66)	(87)	(153)
Reclassification to liabilities directly associated with assets held for sale		(147)	(6)	(153)	(2)	(155)		(2)	(2)	(4)		(4)
Currency translation differences and other changes	2	(129)	(4)	(131)	(39)	(170)	1	(3)	2		(31)	(31)
Present value of benefit liabilities at end of year (a)	156	380	118	654	353	1,007	177	644	126	947	341	1,288
Plan assets at beginning of year		503		503		503		633		633		633
Interest income		19		19		19		18		18		18
Return on plan assets								(117)		(117)		(117)
Past service cost and (gains) losses settlements								(1)		(1)		(1)
Plan contributions:		25		25		25		14		14		14
- employee contributions		1		1		1		1		1		1
- employer contributions		24		24		24		13		13		13
Benefits paid		(31)		(31)		(31)		(21)		(21)		(21)
Reclassification to liabilities directly associated with assets held for sale		(123)		(123)		(123)
Currency translation differences and other changes		(132)		(132)		(132)		(23)		(23)		(23)
Plan assets at end of year (b)		261		261		261		503		503		503
Asset ceiling at beginning of year		1		1		1		1		1		1
Change in asset ceiling		1		1		1
Asset ceiling at end of year (c)		2		2		2		1		1		1
Net liability recognized at end of year (a-b+c)	156	121	118	395	353	748	177	142	126	445	341	786

Costs charged to the profit and loss account, valued using actuarial assumptions, consisted of the following:

(€ million)	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Defined benefit plans	Other benefit plans	Total
2023
Current service cost	1	10	2	13	51	64
Past service cost and (gains) losses on settlements	2	(13)	4	(7)	91	84
Interest cost (income), net:
- interest cost on liabilities	6	29	4	39	10	49
- interest income on plan assets		(19)		(19)		(19)
Total interest cost (income), net	6	10	4	20	10	30
- of which recognized in "Payroll and related cost"					10	10
- of which recognized in "Financial income (expense)"	6	10	4	20		20
Remeasurements for long-term plans					(2)	(2)
Administrative fees paid
Total	9	7	10	26	150	176
- of which recognized in "Payroll and related cost"	3	(3)	6	6	150	156
- of which recognized in "Financial income (expense)"	6	10	4	20		20
2022
Current service cost	1	11	3	15	52	67
Past service cost and (gains) losses on settlements					127	127
Interest cost (income), net:
- interest cost on liabilities	2	24	2	28	1	29
- interest income on plan assets		(18)		(18)		(18)
Total interest cost (income), net	2	6	2	10	1	11
- of which recognized in "Payroll and related cost"					1	1
- of which recognized in "Financial income (expense)"	2	6	2	10		10
Remeasurements for long-term plans					(22)	(22)
Administrative fees paid		1		1		1
Total	3	18	5	26	158	184
- of which recognized in "Payroll and related cost"	1	12	3	16	158	174
- of which recognized in "Financial income (expense)"	2	6	2	10		10

Costs of defined benefit plans recognized in other comprehensive income consisted of the following:

	2023				2022
(€ million)	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Total	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Total
Actuarial (gains)/losses due to changes in demographic assumptions	1	1		2		9		9
Actuarial (gains)/losses due to changes in financial assumptions	4	8	2	14	(34)	(144)	(35)	(213)
Experience (gains) losses		15	(1)	14	8	17	2	27
Return on plan assets						117		117
Changes in asset ceiling		1		1
Remeasurements	5	25	1	31	(26)	(1)	(33)	(60)

Plan assets consisted of the following:

(€ million)	Cash and cash equivalents	Equity securities	Debt securities	Real estate	Derivatives	Investment funds	Assets held by insurance companies	Other	Total
December 31, 2023
Plan assets with a quoted market price	4	24	121	11	55		5	15	235
Plan assets without a quoted market price							26		26
	4	24	121	11	55		31	15	261
December 31, 2022
Plan assets with a quoted market price	23	25	260	11	4	4	26	146	499
Plan assets without a quoted market price							4		4
	23	25	260	11	4	4	30	146	503

The main actuarial assumptions used in the measurement of the liabilities at year-end and in the estimate of costs expected for 2024 consisted of the following:

		Italian defined benefit plans	Foreign defined benefit plans	FISDE	Other benefit plans
2023
Discount rate	(%)	3.1	1.4-25.9	3.1	3.1-3.3
Rate of compensation increase	(%)	3.0	1.9-20.0
Rate of price inflation	(%)	2.0	1.2-15.5	2.0	2.0
Life expectations on retirement at age 65	(years)		14-23	24
2022
Discount rate	(%)	3.7	2.2-15.4	3.7	3.4-3.7
Rate of compensation increase	(%)	3.4	1.9-12.5
Rate of price inflation	(%)	2.4	1.2-11.5	2.4	2.4
Life expectations on retirement at age 65	(years)		13-24	24

The following is an analysis by geographical area related to the main actuarial assumptions used in the valuation of the principal foreign defined benefit plans:

		Euro area	Rest of Europe	Africa	Other areas	Foreign defined benefit plans
2023
Discount rate	(%)	3.2-3.3	1.4-4.5	3.2-25.9	6.9	1.4-25.9
Rate of compensation increase	(%)	1.9-3.0	3.0	5.0-20.0	5.0	1.9-20.0
Rate of price inflation	(%)	1.9-2.1	1.2-3.4	3.1-15.5	3.5	1.2-15.5
Life expectations on retirement at age 65	(years)	21-23	23	14-18		14-23
2022
Discount rate	(%)	3.5-3.8	2.2-4.8	3.8-15.4	7.0	2.2-15.4
Rate of compensation increase	(%)	1.9-3.0	3.0-4.0	1.9-12.5	5.0	1.9-12.5
Rate of price inflation	(%)	1.9-2.2	1.2-3.5	3.0-11.5	3.0	1.2-11.5
Life expectations on retirement at age 65	(years)	21-22	23-24	13-17		13-24

The effects of a possible change in the main actuarial assumptions at the end of the year are not material.

The amount of contributions expected to be paid for employee benefit plans in the next year amounted to €147 million, of which €40 million related to defined benefit plans.

The following is an analysis by maturity date of the liabilities for employee benefit plans and their relative weighted average duration:

(€ million)	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Other benefit plans
December 31, 2023
2024	14	24	9	107
2025	13	22	9	103
2026	14	23	7	86
2027	16	22	7	30
2028	18	23	7	14
2029 and thereafter	81	7	79	13
Weighted average duration (years)	6.8	13.6	10.8	2.3
December 31, 2022
2023	14	29	7	94
2024	13	28	7	95
2025	14	26	7	85
2026	17	35	7	30
2027	15	31	7	16
2028 and thereafter	104	(7)	91	21
Weighted average duration (years)	7.5	13.2	11.5	2.5

23 Deferred tax assets and liabilities

(€ million)	December 31, 2023	December 31, 2022
Deferred tax liabilities before offsetting	8,461	9,315
Deferred tax assets available for offset	(3,759)	(4,221)
Deferred tax liabilities	4,702	5,094
Deferred tax assets before offsetting (net of accumulated write-down provisions)	8,241	8,790
Deferred tax liabilities available for offset	(3,759)	(4,221)
Deferred tax assets	4,482	4,569

The most significant temporary differences giving rise to net deferred tax assets and liabilities are disclosed below:

(€ million)	Carrying amount at December 31, 2023	Carrying amount at December 31, 2022
Deferred tax liabilities
Accelerated tax depreciation	6,028	6,707
Derivative financial instruments	451	788
Difference between the fair value and the carrying amount of assets acquired	305	288
Site restoration and abandonment (tangible assets)	265	276
Leasing	150	162
Application of the weighted average cost method in evaluation of inventories	47	52
Other	1,215	1,042
	8,461	9,315
Deferred tax assets, gross
Carry-forward tax losses	(5,677)	(6,752)
Site restoration and abandonment (provisions for contingencies)	(1,802)	(1,986)
Timing differences on depreciation and amortization	(1,567)	(1,710)
Impairment losses	(1,517)	(1,490)
Accruals for impairment losses and provisions for contingencies	(1,279)	(1,246)
Leasing	(198)	(182)
Employee benefits	(168)	(161)
Unrealized intercompany profits	(57)	(68)
Derivative financial instruments	(236)	(60)
Over/Under lifting	(124)	(59)
Other	(1,284)	(1,246)
	(13,909)	(14,960)
Accumulated write-downs of deferred tax assets	5,668	6,170
Deferred tax assets, net	(8,241)	(8,790)

The following table summarizes the changes in deferred tax liabilities and assets:

(€ million)	Deferred tax liabilities before offsetting	Deferred tax assets before offsetting, gross	Accumulated write-downs of deferred tax assets	Deferred tax assets before offsetting net of accumulated write-down provisions
2023
Carrying amount - beginning of the year	9,315	(14,960)	6,170	(8,790)
Additions	654	(2,161)	639	(1,522)
Deductions	(1,099)	2,565	(861)	1,704
Changes with effect to OCI	(69)	223		223
Currency translation differences	(247)	213	(68)	145
Change in scope of consolidation	348	(183)	13	(170)
Other changes	(441)	394	(225)	169
Carrying amount - end of the year	8,461	(13,909)	5,668	(8,241)
2022
Carrying amount - beginning of the year	10,668	(17,150)	8,604	(8,546)
Additions	1,176	(2,215)	464	(1,751)
Deductions	(1,351)	2,532	(2,409)	123
Changes with effect to OCI	382	(147)		(147)
Currency translation differences	611	(610)	165	(445)
Change in scope of consolidation	(1,951)	2,279	(549)	1,730
Other changes	(220)	351	(105)	246
Carrying amount - end of the year	9,315	(14,960)	6,170	(8,790)

Carry-forward tax losses amounted to €21,896 million, of which €17,319 million can be carried forward indefinitely. Carry-forward tax losses were €12,063 million at Italian subsidiaries and €9,833 million at foreign subsidiaries. Deferred tax assets gross of accumulated write-downs recognized on these losses amounted to €2,895 million and €2,782 million, respectively.

The Italian tax law allows the carry-forward of tax losses indefinitely. Foreign tax laws generally allow the carry-forward of tax losses over a period longer than five years, and in many cases, indefinitely. A tax rate of 24% was applied to tax losses of Italian subsidiaries to determine the portion of the carry-forwards tax losses. The corresponding average rate for foreign subsidiaries was 28.3%.

Accumulated write-downs of deferred tax assets related to Italian companies for €3,975 million and non-Italian companies for €1,693 million.

Deferred tax assets of Italian companies of €538 million were restored in relation to an expected higher taxable income.

Taxes are also described in note 33 – Income taxes.
F-85

24 Derivative financial instruments and hedge accounting

	December 31, 2023			December 31, 2022
(€ million)	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
Non-hedging derivatives
Derivatives on exchange rate
- Currency swap	70	168	2	110	132	2
- Interest currency swap		84	2	1	144	2
- Outright				3	12	2
	70	252		114	288
Derivatives on interest rate
- Interest rate swap	62	34	2	137	58	2
	62	34		137	58
Derivatives on commodities
- Over the counter	2,902	2,103	2	9,571	8,663	2
- Future	3,027	2,905	1	6,886	5,764	1
- Options	106	114	2		2	1
- Other	11		2		80	2
	6,046	5,122		16,457	14,509
	6,178	5,408		16,708	14,855
Cash flow hedge derivatives
Derivatives on commodities
- Over the counter	80	13	2
- Future				339	192	1
	80	13		339	192
Derivatives on interest rate
- Interest rate swap	6		1	21		2
	6			21
	86	13		360	192
Options
- Other options		41	2		144	3
		41			144
Gross amount	6,264	5,462		17,068	15,191
Offsetting	(2,895)	(2,895)		(5,863)	(5,863)
Net amount	3,369	2,567		11,205	9,328
Of which:
- current	3,323	2,414		11,076	9,042
- non-current	46	153		129	286

Eni is exposed to market risk, which is the risk that changes in prices of energy commodities, exchange rates and interest rates could reduce the expected cash flows or the fair value of the assets. Eni enters into financial and commodities derivatives traded on organized markets (like MTF and OTF) and into commodities derivatives traded over the counter (swaps, forward, contracts for differences and options on commodities) to reduce this risk in relation to the underlying commodities, currencies or interest rates and, to a limited extent in compliance with internal authorization thresholds, with speculative purposes to profit from expected market trends.

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

The effects of the measurement at fair value of cash flow hedge derivatives are given in note 26 – Equity. Information on hedged risks, the hedging policies are disclosed in note 28 – Guarantees, commitments and risks - Risk factors.

Eni entered into sustainability-linked interest rate swaps with leading banking institutions which provide for a cost adjustment mechanism linked to the achievement of certain sustainability targets. At December 31, 2023, the fair value of these contracts amounted to positive €15 million.

In 2023, the exposure to the exchange rate risk deriving from securities denominated in U.S. dollars included in the strategic liquidity portfolio amounting to €2,562 million was hedged by using, in a fair value hedge relationship, positive exchange differences for €75 million resulting on a portion of bonds denominated in U.S. dollars amounting to €2,135 million.

The offsetting of financial derivatives primarily related to Eni Global Energy Markets SpA.

During 2023, there were no transfers between the different hierarchy levels of fair value.

Hedging derivative instruments are disclosed below:

	December 31, 2023			December 31, 2022
(€ million)	Nominal amount of the hedging instrument	Change in fair value (effective hedge)	Change in fair value (ineffective hedge)	Nominal amount of the hedging instrument	Change in fair value (effective hedge)	Change in fair value (ineffective hedge)
Cash flow hedge derivatives
Derivatives on commodity
- Over the counter	310	147	6	83	(4)
- Future		(23)		1,350	(3,912)	275
- Other					9
	310	124	6	1,433	(3,907)	275
Derivatives on interest rate
- Interest rate swap	128	(19)		127	24
	128	(19)		127	24
	438	105	6	1,560	(3,883)	275

The breakdown of the underlying asset or liability by type of risk hedged under cash flow hedge is provided below:

	December 31, 2023			December 31, 2022
(€ million)	Change of the underlying asset used for the calculation of hedging ineffectiveness	CFH reserve	Reclassification adjustments	Change of the underlying asset used for the calculation of hedging ineffectiveness	CFH reserve	Reclassification adjustments
Cash flow hedge derivatives
Commodity price risk
- Planned sales	(169)	56	(436)	4,059	(499)	(4,666)
	(169)	56	(436)	4,059	(499)	(4,666)
Derivatives on interest rate
- hedged flows	(19)	(6)		(15)	16	(11)
	(19)	(6)		(15)	16	(11)
	(169)	50	(436)	4,044	(483)	(4,677)

More information is reported in note 28 — Guarantees, Commitments and Risks — Financial risks.

Effects recognized in other operating profit (loss)

Other operating profit (loss) related to derivative financial instruments on commodity was as follows:

(€ million)	2023	2022	2021
Net income (loss) on cash flow hedging derivatives	6	275	(51)
Net income (loss) on other derivatives	472	(2,011)	954
	478	(1,736)	903

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

Effects recognized in finance income (loss)

(€ million)	2023	2022	2021
Derivatives on exchange rate	(63)	(70)	(322)
Derivatives on interest rate	2	81	16
Options		2
	(61)	13	(306)

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

25 Assets held for sale and liabilities directly associated with assets held for sale

As of December 31, 2023, assets held for sale of €2,609 million (€264 million at 31 December 2022) and directly associated liabilities of €1,862 million (€108 million at 31 December 2022) mainly concerned the agreement for the sale of onshore assets in Nigeria and some licenses and exploration permits in Congo. The carrying amount of assets held for sale and liabilities directly associated amounted to €2,597 million (of which current assets €846 million) and €1,862 million (of which current liabilities €681 million), respectively.

During 2023, assets reclassified to held for sale in the 2022 financial statements relating to natural gas transportation activities from Algeria and exploration activities in Gabon were sold (see note 5 – Business combinations and other significant transactions).

26 Equity

Non-controlling interest

	Net Profit		Equity
(€ million)	2023	2022	December 31, 2023	December 31, 2022
EniPower Group	86	54	406	373
Eni Plenitude Group	3	20	54	97
Others				1
	89	74	460	471

Equity attributable to equity holders of Eni

(€ million)	December 31, 2023	December 31, 2022
Share capital	4,005	4,005
Retained earnings	32,988	23,455
Cumulative currency translation differences	5,238	7,564
Other reserves and equity instruments:
- Perpetual subordinated bonds	5,000	5,000
- Legal reserve	959	959
- Reserve for treasury shares	2,333	2,937
- Reserve for OCI on cash flow hedging derivatives net of tax effect	36	(342)
- Reserve for OCI on defined benefit plans net of tax effect	(88)	(58)
- Reserve for OCI on equity-accounted investments	98	46
- Reserve for OCI on other investments valued at fair value	98	53
- Reserve for convertible bond issue	79
- Other reserves		190
Treasury shares	(2,333)	(2,937)
Profit for the year	4,771	13,887
	53,184	54,759

Share capital

As of December 31, 2023, the parent company’s issued share capital consisted of €4,005,358,876 (same amount as of December 31, 2022) represented by 3,375,937,893 ordinary shares without nominal value (3,571,487,977 ordinary shares at December 31, 2022).

On May 10, 2023, Eni’s Shareholders’ Meeting resolved: (i) to distribute available reserves by way of and in place of the payment of the dividend for the year 2023 of €0.94 per share in four tranches, in September 2023 (for an amount equal to €0.24 per share), November 2023 (for an amount equal to €0.23 per share), March 2024 (for an amount equal to €0.24) and May 2024 (for an amount equal to €0.23); (ii) to cancel 195,550,084 treasury shares with no par value without changing the amount of the share capital and reducing the related reserve by the amount of €2,400 million (equal to the carrying value of the cancelled shares); (iii) to authorize the Board of Directors pursuant to and for the purposes of Art. 2357 of the Italian Civil Code to proceed with the purchase for a total outlay of up to €3.5 billion of Company’s ordinary shares in a maximum number equal to 337,000,000 by April 30, 2024, of which: (a) up to a maximum of 275,000,000 shares for the purchase of treasury shares for the purpose of remunerating Shareholders; (b) up to a maximum of 62,000,000 shares for setting up the so-called share stock. In execution of this resolution, as of December 31, 2023, 128,894,264 treasury shares had been purchased for a total value of €1,837 million.

Cumulative foreign currency translation differences

The cumulative foreign currency translation differences arose from the translation of financial statements denominated in currencies other than euro.

Perpetual subordinated hybrid bonds

The hybrid bonds are governed by English law and are traded on the regulated market of the Luxembourg Stock Exchange. As of December 31, 2023, hybrid bonds amounted to €5 billion (same amount as at December 31, 2022).

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

Reserves for Other Comprehensive Income

	Reserve for OCI on cash flow hedge derivatives			Reserve for OCI on defined benefit plans			Reserve for OCI on equity-accounted investments (*)	Reserve for OCI on investments valued at fair value
(€ million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve
Reserve as of December 31, 2022	(483)	141	(342)	(20)	(38)	(58)	46	53
Changes of the year	105	(32)	73	(31)	10	(21)	52	45
Currency translation differences				(43)	34	(9)
Reversal to inventories adjustments	(8)	3	(5)
Reclassification to retained earnings
Changes in scope of consolidation
Reclassification adjustments	436	(126)	310
Reserve as of December 31, 2023	50	(14)	36	(94)	6	(88)	98	98
Reserve as of December 31, 2021	(1,269)	373	(896)	(84)	(33)	(117)	54	141
Changes of the year	(3,883)	1,133	(2,750)	60	(5)	55	92	56
Currency translation differences				1		1
Reversal to inventories adjustments	(8)	2	(6)
Reclassification to retained earnings								(144)
Changes in scope of consolidation				3		3	1
Reclassification adjustments	4,677	(1,367)	3,310				(101)
Reserve as of December 31, 2022	(483)	141	(342)	(20)	(38)	(58)	46	53
(*) Reserve for OCI on equity-accounted investments at December 31, 2023 includes negative reserves of €1 million relating to defined benefit plans (€1 million at December 31, 2022)

Treasury shares

A total of 157,115,336 of Eni’s ordinary shares (226,097,834 at December 31, 2022) were held in treasury for a total cost of €2,333 million (€2,937 million at December 31, 2022).

During 2023, 128,894,264 shares were acquired, for a total value of €1,837 million, 195,550,084 treasury shares have been cancelled for a total value of €2,400 million and 2,326,678 treasury shares were assigned free of charge to Eni executives, following the conclusion of the Vesting Period as required by the “Long-Term Monetary Incentive Plan 2020-2022” approved by Eni's Shareholders' Meeting of May 13, 2020.

Distributable reserves

As of December 31, 2023, equity attributable to Eni included distributable reserves of approximately €43 billion.

Reconciliation of profit and equity of the parent company Eni SpA to the consolidated profit and equity

	Profit		Shareholders’ equity
(€ million)	2023	2022	December 31, 2023	December 31, 2022
As recorded in Eni SpA's Financial Statements	3,272	5,403	51,019	52,520
Excess of net equity stated in the separate accounts of consolidated subsidiaries over the corresponding carrying amounts of the parent company	3,202	7,375	(814)	(1,302)
Consolidation adjustments:
- difference between purchase cost and underlying carrying amounts of net equity			153	153
- adjustments to comply with Group accounting policies	(2,266)	797	3,774	4,468
- elimination of unrealized intercompany profits	86	124	(437)	(533)
- deferred taxation	566	262	(51)	(76)
	4,860	13,961	53,644	55,230
Non-controlling interest	(89)	(74)	(460)	(471)
As recorded in Consolidated Financial Statements	4,771	13,887	53,184	54,759

27 Other information

Supplemental cash flow information

(€ million)	2023	2022	2021
Investment in consolidated subsidiaries and businesses
Current assets	408	147	262
Non-current assets	1,985	1,981	1,124
Net borrowings	(91)	(541)	(486)
Current and non-current liabilities	(622)	(366)	(349)
Net effect of investments	1,680	1,221	551
Goodwill	25	482	1,574
Fair value of investments held before the acquisition of control	(271)	(21)	(99)
Non-controlling interests	(2)	(15)	(4)
Purchase price	1,432	1,667	2,022
less:
Cash and cash equivalents acquired	(155)	(31)	(121)
Consolidated subsidiaries and businesses net of cash and cash equivalent acquired	1,277	1,636	1,901

Disposal of consolidated subsidiaries and businesses
Current assets	130	1,377	2
Non-current assets	153	8,618
Net borrowings	180	(2,085)
Current and non-current liabilities	(124)	(2,351)
Net effect of disposals	339	5,559	2
Current value of the stake held for business combinations	(580)	(5,726)
Reclassification among other items of OCI	(7)	(918)
Gain on disposal of business combinations	427	2,704
Fair value of share capital held after the sale of control	414
Credits for divestments	(173)	(1,609)
Selling price	420	10	2
less:
Cash and cash equivalents sold	(25)	(70)
Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of before business combination	395	(60)	2

Business combination Unión Fenosa Gas
Investment in Unión Fenosa Gas sold			232
less:
Investments and businesses acquired
Current assets			370
Non-current assets			378
Net borrowings			(128)
Long-term and short-term liabilities			(420)
Total investments and businesses acquired			200
Total net disposals			32
less:
Cash and cash equivalents acquired			42
Business combination Unión Fenosa Gas net of cash and cash equivalent acquired			74

Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	395	(60)	76

Investments and disposals in 2023 are disclosed in note 5 – Business combinations and other significant transactions.

Investments in 2022 concerned: (i) the 100% acquisition of the company SKGR Energy Single Member SA (now Eni Plenitude Renewables Hellas Single Member SA), which owns a pipeline of photovoltaic projects totalling around 800 MW in Greece; (ii) the acquisition of the Corazon I Solar plant with 266 MW of capacity, in Texas (USA) and the Guajillo storage project; (iii) the acquisition of 100% of the company Energía Eólica Boreas SLU, with a generation capacity of 104.5 MW; (iv) the acquisition of a 100% stake in the company Export LNG Ltd which owns the Tango FLNG floating liquefaction plant; (v) the acquisitions of PLT Energia Srl (now Eni Plenitude Wind & Energy Srl) and SEF Srl (now Eni Plenitude Solar & Miniwind Italia Srl).

Disposals in 2022 concerned: (i) the establishment by bp and Eni of Azule Energy Holdings Ltd, a 50/50 joint venture combining the two partners' Angolan hydrocarbon exploration and production assets. The transaction resulted in the loss of control of Eni Angola SpA, Eni Angola Exploration BV and Eni Angola Production BV which were contributed to Azule Energy Holdings Ltd in exchange of a 50% stake in the new entity; (ii) the disposal of 100% of the consolidated company Eni North Sea Wind Ltd which owned a 20% interest in the Dogger Bank A, B and C projects in the United Kingdom to the Norwegian joint venture Vårgrønn AS (Eni's interest 65%); (iii) the disposal of the stakes in exploration and production activities in Pakistan.

Investments in 2021 concerned: (i) the acquisition of a 100% stake of Aldro Energía y Soluciones SLU (now Eni Plenitude Iberia SLU) active in the market for the sale of power, gas and services in the retail business; (ii) the acquisition of a 100% stake of the company FRI-EL Biogas Holding (now EniBioCh4in SpA) active in the sector of power production from bioenergy; (iii) the acquisition from Glennmont Partners and PGGM Infrastructure Fund of a portfolio of thirteen operating onshore wind farms, with a total capacity of 315 MW; (iv) the acquisition of Dhamma Energy Group; (v) the acquisition from Azora Capital of a portfolio of nine renewable energy projects consisting of three wind farms in operation and one under construction for a total of 234 MW and five photovoltaic projects in an advanced stage of development for approximately 0.9 GW; (vi) the acquisition of control of Finproject by exercising the call option on the remaining 60% of the share capital, after the initial investment of 40% made in 2020; (vii) a 100% stake in Be Power, acquired by Zouk Capital and Aretex, companies active in the segment of charging infrastructure for power mobility.

Disposals in 2021 concerned the restructuring of the joint venture Unión Fenosa Gas SA following the agreements with the authorities of the Arab Republic of Egypt (ARE) and the Spanish partner Naturgy for the resolution of all outstanding issues of the joint venture with Egyptian partners which resulted in an overall cash adjustment for the benefit of Eni, represented in the disposals.

Business combinations

The provisional and definitive price allocation of the net assets acquired in 2022 is shown below:

(€ million)	Energía Eólica Boreas SLU (Provisional allocation)	Energía Eólica Boreas SLU (Definitive allocation)	PLT (PLT Energia Srl e SEF Srl) (Provisional allocation)	PLT (PLT Energia Srl e SEF Srl) (Definitive allocation)
Current assets	1	1	145	145
Property, plant and equipment	100	100	532	532
Goodwill	18	16	412	390
Other non-current assets	157	160	288	337
Cash and cash equivalent (Net borrowings)	(59)	(59)	(390)	(390)
Current and non-current liabilities	(114)	(115)	(237)	(264)
Net effects of investments	103	103	750	750
Advances paid in 2021	(16)	(16)
Total purchase price	87	87	750	750

Following the definitive allocation of the 2022 business combinations, financial statements were not restated taking into account the immateriality of the changes.
F-95

28 Guarantees, commitments and risks

Guarantees

(€ million)	December 31, 2023	December 31, 2022
Consolidated subsidiaries	7,772	7,082
Unconsolidated subsidiaries	196	202
Joint ventures and associates	9,294	9,802
Others	398	477
	17,660	17,563

Guarantees issued on behalf of consolidated subsidiaries primarily consisted of: (i) autonomous guarantee contracts given to third parties relating to bid bonds and performance bonds for €3,783 million (€3,282 million at December 31, 2022); (ii) autonomous guarantee contracts issued by the Exploration & Production segment primarily in relation to oil & gas activities for €1,096 million (€1,098 million at December 31, 2022); (iii) autonomous guarantee contracts issued to cover the sale of stored gas, gas transportation and potential exposures to the gas system in Italy for €385 million (€388 million at December 31, 2022); (iv) guarantees issued to social security institutes in relation to employee redundancy incentive agreements for €375 million (€205 million at December 31, 2022); (v) guarantees issued towards financial administration for credits VAT refunds for €258 million (€47 million at 31 December 2022). At December 31, 2023, the underlying commitment issued on behalf of consolidated subsidiaries covered by these guarantees was €7,662 million (€7,003 million at December 31, 2022).

Guarantees issued on behalf of joint ventures and associates primarily consisted of: (i) autonomous guarantee contracts given to the Azule Group for €3,055 million (€3,164 million at December 31, 2022) relating to leasing contracts of FPSO vessels to be used as part of the development projects in Angola; (ii) guarantees issued against the contractual commitments undertaken by Vår Energi ASA in relation to Oil&Gas activities for €2,013 million (€2,151 million at 31 December 2022); (iii) autonomous guarantee contracts and other personal guarantees given to third parties relating to bid bonds and performance bonds for €1,397 million (€1,613 million at December 31, 2022) of which €1,327 million (€1,378 million at December 31, 2022) related to guarantees issued towards the contractors who were building a floating vessel for gas liquefaction and exportation (FLNG) as part of the Coral development project offshore Mozambique; (iv) autonomous guarantee contracts issued towards banks and other lending institutions for €1,448 million (€1,499 million at December 31, 2022) in relation to loans and lines of credit received as part of the Coral development project offshore Mozambique with respect to the financing agreements of the project with Export Credit Agencies and banks; (v) autonomous guarantee contracts issued in favor of third parties for the investment in the offshore wind project of Dogger Bank for €1,272 million (€1,259 million at December 31, 2022). At December 31, 2023, the underlying commitment issued on behalf of joint ventures and associates covered by these guarantees was €6,077 million (€6,859 million at December 31, 2022).

As provided by the contract that regulates the petroleum activities in Area 4 offshore Mozambique, Eni SpA in its capacity as parent company of the operator has provided concurrently with the approval of the development plan of the reserves which are located exclusively within the concession area, an irrevocable and unconditional parent company guarantee in respect of any possible claims or any contractual breaches in connection with the petroleum activities to be carried out in the contractual area, including those activities in charge of the special purpose entities like Coral FLNG SA, to the benefit of the Government of Mozambique and third parties. The obligation of the guarantor towards the Government of Mozambique is unlimited (non-quantifiable commitments), whereas they provide a maximum liability of €1,357 million in respect of third-parties claims. This guarantee will be effective until the completion of any decommissioning activity related to both the development plan of Coral as well as any development plan to be executed within Area 4 (particularly the Mamba project). This parent company guarantee issued by Eni covering 100% of the aforementioned obligations was taken over by the other concessionaires (Kogas, Galp and ENH) and by ExxonMobil and CNPC shareholders of the joint venture Mozambique Rovuma Venture SpA, in proportion to their respective participating interest in Area 4.

Guarantees issued on behalf of third parties consisted of: (i) a guarantee issued in favor of Gulf LNG Energy and Gulf LNG Pipeline on behalf of Angola LNG Supply Service Llc to cover contractual commitments of paying re-gasification fees for €184 million (€190 million at December 31, 2022); (ii) the share of the guarantee attributable to the State oil Company of Mozambique ENH, which was assumed by Eni in favor of the consortium financing the construction of the Coral project FLNG vessel for €161 million (€167 million at December 31, 2022). At December 31, 2023, the underlying commitment issued on behalf of third parties covered by these guarantees was €296 million (€323 million at December 31, 2022).

Commitments and risks

(€ million)	December 31, 2023	December 31, 2022
Commitments	79,513	77,481
Risks	1,140	1,228
	80,653	78,709

Commitments related to: (i) parent company guarantees that were issued in connection with certain contractual commitments for hydrocarbon exploration and production activities and quantified, based on the capital expenditures to be incurred, to be €73,615 million (€73,334 million at December 31, 2022); (ii) a parent company guarantee of €3,619 million (€3,748 million at December 31, 2022) given on behalf of Eni Abu Dhabi Refining & Trading BV following the Share Purchase Agreement to acquire from Abu Dhabi National Oil Company (ADNOC) a 20% equity interest in ADNOC Refining and the set-up of ADNOC Global Trading Ltd dedicated to marketing petroleum products. The parent company guarantee still outstanding has been issued to guarantee the obligations set out in the Shareholders Agreements and will remain in force as long as the investment is maintained; (iii) commitments in the Exploration & Production segment for the purchase of Neptune Energy Group Limited ("Neptune") for about €2 billion; (iv) commitments in the Plenitude business line for the purchase of renewable energy projects in Spain, United States and Italy for €107 million (€210 million at December 31, 2022).

Risks relate to potential risks associated with: (i) contractual assurances given to acquirers of certain investments and businesses of Eni for €250 million (€262 million at December 31, 2022); (ii) assets of third parties under the custody of Eni for €879 million (€957 million at December 31, 2022).

Other commitments and risks

A parent company guarantee was issued on behalf of Cardón IV SA (Eni’s interest 50%), a joint venture operating the Perla gas field located in Venezuela, for the supply to PDVSA GAS of the volumes of gas produced by the field until the end of the concession agreement (2036). In case of failure on part of the operator to deliver the contractual gas volumes out of production, the claim under the guarantee will be determined by applying the local legislation. Eni’s share (50%) of the contractual volumes of gas to be delivered to PDVSA GAS amounted to a total of around €11.4 billion. Notwithstanding this amount does not properly represent the guarantee exposure, nonetheless such amount represents the maximum financial exposure at risk for Eni. A similar guarantee was issued by PDVSA on behalf of Eni for the fulfillment of the purchase commitments of the gas volumes by PDVSA GAS.

Other commitments include the agreements entered into for forestry initiatives, implemented within the low carbon strategy defined by the Company, concerning the commitments for the purchase, until 2038, of carbon credits produced and certified according to international standards by subjects specialized in forest conservation programs.

On February 5, 2021, EniServizi SpA (EniServizi) signed on behalf of Eni SpA (Eni) an addendum to the lease contract of a property to be built signed in July 2017 between Eni and the management company of the real estate investment fund owner of the new complex construction in San Donato Milanese (the Property), including the postponement of the delivery date of the property from July 28, 2020 to December 31, 2021.

Subsequently, on June 16, 2023, the parties agreed to start the delivery procedures despite the absence of completion (scheduled for April 2024) of one of the car parks adjacent to the real estate complex. The inspections and preparatory controls to the delivery involved a series of activities to remedy defects and substantial discrepancies on the part of the Property to be carried out before delivery and still being completed, with consequent failure to complete the same by December 31, 2023. Eni has therefore applied to the Property the penalties for late delivery provided for in the Contract, supported by first demand sureties for the amount of €16.86 million, equal to approximately €30 million.

In addition, Eni is is exposed to non-quantifiable risks related to contractual guarantees issued in case of certain Eni transactions, including loss of control of subsidiaries and divestment of businesses and investments, against certain contingent liabilities deriving from tax, social security contributions, environmental issues and other matters applicable to periods during which such assets were operated by Eni or as result of Eni’s loss of control of formerly consolidated subsidiaries. Eni believes such matters will not have a material adverse effect on Eni’s results of operations and cash flow.

Eni has in place long-term natural gas supply contracts with the Russian company Gazprom. During 2023 supplies to Eni, which has regularly recognized the minimum contractual quantities, were effectively reduced to zero as part of various trade disputes between the parties. Eni, having fulfilled its contractual commitments, expects this situation to continue in 2024 also considering that the external context has not undergone any changes.

Risk factors

The following is the description of financial risks and their management and control. With reference to the issues related to credit risk, the parameters adopted for the determination of expected losses and the estimates of the probability of default and the loss given default have been updated to take into account the current energy crisis and the impacts associated with the conflicts between Russia and Ukraine and in the Middle East.

As of December 31, 2023, the Company retains liquidity reserves that management deems enough to meet the financial obligations due in the next eighteen months.

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

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management transactions based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International SA - merged into Eni SpA in December 2023 - and Banque Eni SA, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA that are in charge to execute certain activities relating to commodity derivatives. In particular, Eni Corporate finance department (and Eni Finance International SA until the date of the merge) manages subsidiaries’ financing requirements, respectively, covering funding requirements and using available surpluses and all the transactions concerning currencies and derivative contracts on interest rates and currencies different from commodities of Eni, while Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA execute the negotiation of commodity derivatives over the market. Eni SpA, Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA (also through the subsidiary Eni Trading & Shipping Inc) perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF), Organized Trading Facility (OTF), or similar and brokerage platforms (i.e. SEF), and over the counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter into these transactions through Eni Trade & Biofuels SpA, Eni Global Energy Markets SpA and Eni SpA based on the relevant asset class expertise. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni monitors every activity in derivatives classified as risk-reducing directly or indirectly related to covered industrial assets, so as to effectively optimize the risk profile to which Eni is exposed or could be exposed. If the result of the monitoring shows those derivatives should not be considered as risk reducing, these derivatives are reclassified in proprietary trading. As proprietary trading is considered separately from the other activities in specific portfolios of Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA, their exposure is subject to specific controls, both in terms of Value at Risk (VaR) and stop loss and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards. The framework defined by Eni’s policies and guidelines provides that the valuation and control of market risk is performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon; limits of revision strategy, which consist in the triggering of a revision process of the strategy in the event of exceeding the level of profit and loss given and VaR, which measures the maximum potential loss of the portfolio, given a certain confidence level and holding period, assuming adverse changes in market variables and taking into account the correlation among the different positions held in the portfolio. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of VaR, pooling Group companies’ risk positions maximizing, when possible, the benefits of the netting activity. Eni’s calculation and valuation techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department. Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of VaR, limits of revision strategy, stop loss and volumes in connection with exposure deriving from commercial activities, as well as exposure deriving from proprietary trading, exclusively managed by Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA, in addition to managing risk exposure associated with their own commercial activity and proprietary trading, pool the requests for negotiating commodity derivatives and execute them in the marketplace.

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

Market risk - Interest rate

Changes in interest rates affect the market value of financial assets and liabilities of the Company and the level of net finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in management’s “Finance plan”. The Group’s central departments pool borrowing requirements of the Group companies in order to manage net positions and fund portfolio developments consistent with management plan, thereby maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value based on market prices provided from specialized sources. VaR deriving from interest rate exposure is measured daily based on a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Market risk - Commodity

Price risk of commodities is identified as the possibility that fluctuations in the price of materials and basic products produce significant changes in Eni’s operating margins, determining an impact on the economic result such as to compromise the targets defined in the four-year plan and in the budget. The commodity price risk arises in connection with the following exposures: (i) strategic exposure: exposures directly identified by the Board of Directors as a result of strategic investment decisions or outside the planning horizon of risk management. These exposures include, for example, exposures associated with the program for the production of Oil & Gas reserves, long-term gas supply contracts for the portion not balanced by sales contracts (already stipulated or expected), the margin deriving from the chemical transformation process, the refining margin and long-term storage functional to the logistic-industrial activities; (ii) commercial exposure: concerns the exposures related to components underlying the contractual arrangements of industrial and commercial (contracted exposure) activities normally related to the time horizon of the four-year plan and budget, components not yet under contract but which will be with reasonable certainty (commitment exposure) and the relevant activities of risk management. Commercial exposures are characterized by a systematic risk management activity conducted based on risk/return assumptions by implementing one or more strategies and subjected to specific risk limits (VaR, revision strategy limits and stop loss). In particular, the commercial exposures include exposures subjected to asset-backed hedging activities, arising from the flexibility/optionality of assets; (iii) proprietary trading exposure: transactions carried out autonomously for speculative purposes in the short term and normally not aimed at delivery with the intention of exploiting favorable price movements, spreads and/or volatility implemented autonomously and carried out regardless of the exposures of the commercial portfolio or physical and contractual assets. They are usually carried out in the short term, not necessarily aimed at the delivery and carried out by using financial or similar instruments in accordance with specific limits of authorized risk (VaR, stop loss). Strategic risk is not subject to systematic activity of management/coverage that is eventually carried out only in case of specific market or business conditions. Because of the extraordinary nature, hedging activities related to strategic risks are delegated to the top management, previously authorized by the Board of Directors. With prior authorization from the Board of Directors, the exposures related to strategic risk can be used in combination with other commercial exposures in order to exploit opportunities for natural compensation between the risks (natural hedge) and consequently reduce the use of financial derivatives (by activating logics of internal market). With regard to exposures of a commercial nature, Eni's risk management target is to optimize the "core" activities and preserve the economic/financial results. Eni manages the commodity risk through the trading units (Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA) and the exposure to commodity prices through the Group’s finance departments by using financial derivatives traded on the regulated markets, MTF, OTF and financial derivatives traded over the counter (swaps, forward, contracts for differences and options on commodities) with the underlying commodities being crude oil, gas, refined products, power or emission certificates. Such financial derivatives are valued at fair value based on market prices provided from specialized sources or, absent market prices, based on estimates provided by brokers or suitable valuation techniques. VaR deriving from commodity exposure is measured daily based on a historical simulation technique, with a 95% confidence level and a one-day holding period.

Market risk - Strategic liquidity

Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual funds) affect the value of these instruments in case of sale or when they are valued at fair value in the financial statements. The setting up and maintenance of the liquidity reserve are mainly aimed to guarantee a proper financial flexibility. Liquidity should allow Eni to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions) and must be dimensioned to provide a coverage of short-term debts and of medium and long-term finance debts due within a time horizon of 24 months. In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of financial activities and operational boundaries, as well as governance guidelines regulating management and control systems. In particular, strategic liquidity management is regulated in terms of VaR (measured based on a parametrical methodology with a one-day holding period and a 99% confidence level), stop loss and other operating limits in terms of concentration, issuing entity, business segment, country of emission, duration, ratings and type of investing instruments in portfolio, aimed to minimize market and liquidity risks. Financial leverage or short selling is not allowed. As of 31 December 2023, the rating of the Strategic liquidity investment portfolio was A/A-, in line compared to the end of 2022.

The following tables show amounts in terms of VaR, recorded in 2023 (compared with 2022), relating to interest rate and exchange rate risks in the first section and commodity risk (aggregated by type of exposure). Regarding the management of strategic liquidity, the table reports the sensitivity to changes in interest rate.

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

	2023				2022
(€ million)	High	Low	Average	At year end	High	Low	Average	At year end
Interest rate (a)	7.26	0.90	2.30	1.32	9.05	2.61	5.19	3.22
Exchange rate (a)	0.62	0.04	0.21	0.33	0.95	0.09	0.29	0.34

a)	Value at risk deriving from interest and exchange rates exposures include the following finance departments: Eni Corporate Finance Department, Eni Finance International SA (incorporated in Eni SpA as of December 2023) and Banque Eni SA.

(Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)
	2023				2022
(€ million)	High	Low	Average	At year end	High	Low	Average	At year end
Commercial exposures - Management Portfolio (a)	257.89	6.38	55.35	6.71	800.39	30.65	261.41	30.65
Trading (b)	1.53	0.05	0.43	0.21	1.63	0.01	0.36	0.04

(a)	Refers to Global Gas & LNG Portfolio business area, Power Generation & Marketing, EE-REVT, Plenitude, Eni Trading & Biofuels, Eni Global Energy Markets (commercial portfolio). VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, during the year the VaR pertaining to GGP, Power G&M, EE-REVT and Plenitude during the year presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.
(b)	Cross-commodity proprietary trading, through financial instruments, refers to Eni Trading & Biofuels SpA and Eni Global Energy Markets SpA (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Sensitivity - Dollar value of 1 basis point - DVBP)

	2023				2022
(€ million)	High	Low	Average	At year end	High	Low	Average	At year end
Strategic liquidity - € Portfolio (a)	0.22	0.13	0.18	0.19	0.30	0.16	0.23	0.16

(a)	Management of strategic liquidity portfolio starting from July 2013.

(Sensitivity - Dollar value of 1 basis point - DVBP)
	2023				2022
($ million)	High	Low	Average	At year end	High	Low	Average	At year end
Strategic liquidity - US dollar Portfolio (b)	0.12	0.04	0.08	0.11	0.13	0.04	0.08	0.04

(a)	Management of strategic liquidity portfolio in US dollar currency starting from August 2017.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. Eni defined credit risk management policies consistent with the nature and characteristics of the counterparties of commercial and financial transactions regarding the centralized finance model. The Company adopted a model to quantify and control the credit risk based on the evaluation of the expected credit loss which represents the probability of default and the capacity to recover credits in default that is estimated through the so-called Loss Given Default. In the credit risk management and control model, credit exposures are distinguished by commercial nature, in relation to sales contracts on commodities related to Eni’s businesses, and by financial nature, in relation to the financial instruments used by Eni, such as deposits, derivatives and securities.

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

Credit risk for financial exposures

With regard to credit risk arising from financial counterparties deriving from current and strategic use of liquidity, derivative contracts and transactions with underlying financial assets valued at fair value, Eni has established internal policies providing exposure control and concentration through maximum credit risk limits corresponding to different classes of financial counterparties defined by the Company’s Board of Directors and based on ratings provided for by primary credit rating agencies. Credit risk arising from financial counterparties is managed by the Eni’s operating finance departments, Eni Global Energy Markets SpA, Eni Trade & Biofuels SpA and Eni Trading & Shipping Inc specifically for commodity derivatives transactions, as well as by companies and business areas limitedly to physical transactions with financial counterparties, consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored by each counterpart and by group of belonging to check exposures against the limits assigned daily and the expected credit loss analysis and the concentration periodically.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets in the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively affect Group results, as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. Eni’s risk management targets include the maintaining of an adequate level of financial resources readily available to deal with external shocks (drastic changes in the scenario, restrictions on access to capital markets, etc.) or to ensure an adequate level of operational flexibility for the development projects of the Company. The strategic liquidity reserve is employed in short-term marketable financial assets, favoring investments with a very low risk profile. At present, the Group believes to have access to more than sufficient funding to meet the current foreseeable borrowing requirements due to available cash on hand financial assets and lines of credit and the access to a wide range of funding opportunities which can be activated through the credit system and capital markets. Due to the continuing volatility of commodity markets and the related financial commitment linked to the margin of commodity derivatives, Eni has consolidated its higher financial flexibility achieved in the last year through the activation of liquidity swaps in addition to new financing lines acquired. Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €16.8 billion were drawn as of December 31, 2023. The Group has credit ratings of A- outlook Stable and A-2, respectively, for long and short-term debt, assigned by Standard & Poor’s; Baa1 outlook Stable and P-2, respectively, for long and short-term debt, assigned by Moody’s; A- outlook Stable and F1, respectively for long and short-term debt, assigned by Fitch. Eni’s credit rating is linked, in addition to the Company’s industrial fundamentals and trends in the trading environment, to the sovereign credit rating of Italy. Based on the methodologies used by the credit rating agencies, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni. During 2023, Moody’s revised Eni's outlook from Negative to Stable, due to the improvement in the Italian outlook.

During 2023 Eni renegotiated and expanded its portfolio of committed credit lines through the stipulation of a sustainability-linked bond facility agreed with a pool of banks for €3.0 billion. At December 31, 2023 available committed borrowing facilities amounted to €9.1 billion.

Expected payments for financial debts, lease liabilities, trade and other payables

The table below summarizes the Group main contractual obligations for finance debt and lease liability repayments, including expected payments for interest charges and liabilities for derivative financial instruments.

	Maturity year
(€ million)	2024	2025	2026	2027	2028	2029 and thereafter	Total
December 31, 2023
Non-current financial liabilities (including the current portion)	3,340	2,689	3,219	2,611	5,520	7,780	25,159
Current financial liabilities	4,092						4,092
Lease liabilities	1,120	691	476	399	364	2,270	5,320
Fair value of derivative instruments	2,414	21	40	5	37	50	2,567
	10,966	3,401	3,735	3,015	5,921	10,100	37,138
Interest on finance debt	738	676	572	496	389	804	3,675
Interest on lease liabilities	269	221	188	167	148	668	1,661
	1,007	897	760	663	537	1,472	5,336
Financial guarantees	1,114						1,114

	Maturity year
(€ million)	2023	2024	2025	2026	2027	2028 and thereafter	Total
December 31, 2022
Non-current financial liabilities (including the current portion)	2,883	2,339	2,640	3,298	1,927	9,246	22,333
Current financial liabilities	4,446						4,446
Lease liabilities	851	584	445	365	347	2,312	4,904
Fair value of derivative instruments	9,042	1	51	54		180	9,328
	17,222	2,924	3,136	3,717	2,274	11,738	41,011
Interest on finance debt	590	494	459	365	284	716	2,908
Interest on lease liabilities	235	209	184	165	147	685	1,625
	825	703	643	530	431	1,401	4,533
Financial guarantees	1,668						1,668

Liabilities for leased assets including interest charges for €741 million (€760 million at December 31, 2022) pertained to the share of joint operators participating in unincorporated joint operation operated by Eni which will be recovered through a partner-billing process.

The table below presents the timing of the expenditures for trade and other payables.

	Maturity year
(€ million)	2024	2025 - 2028	2029 and thereafter	Total
December 31, 2023
Trade payables	14,231			14,231
Other payables and advances	6,423	50	104	6,577
	20,654	50	104	20,808

	Maturity year
(€ million)	2023	2024 - 2027	2028 and thereafter	Total
December 31, 2022
Trade payables	19,527			19,527
Other payables and advances	6,182	77	110	6,369
	25,709	77	110	25,896

Expected payments under contractual obligations 25

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

[25]Contractual obligations related to employee benefits are indicated in note 22 - Provisions for employee benefits.

The table below summarizes the Group principal contractual obligations for the main existing contractual obligations as of the balance sheet date, shown on an undiscounted basis. Amounts expected to be paid in 2024 for decommissioning oil & gas assets and for environmental clean-up and remediation are based on management’s estimates and do not represent financial obligations at the closing date.

	Maturity year
(€ million)	2024	2025	2026	2027	2028	2029 and thereafter	Total
Decommissioning liabilities (a)	679	497	468	482	968	10,912	14,006
Environmental liabilities	646	495	399	368	305	1,406	3,619
Purchase obligations (b)	21,032	18,024	17,887	14,800	12,519	66,415	150,677
- Gas
. take-or-pay contracts	17,904	17,286	17,358	14,463	12,330	65,919	145,260
. ship-or-pay contracts	750	540	475	327	186	469	2,747
- Other purchase obligations	2,378	198	54	10	3	27	2,670
Other obligations	4	14	2				20
- Memorandum of intent - Val d’Agri	4	14	2				20
Total (c)	22,361	19,030	18,756	15,650	13,792	78,733	168,322

(a)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(b)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms. The take-or-pay contracts wit Gazprom are disclosed in "Other commitments and risks" section.

(c)	Expected payments under contractual obligations comprises obligations of the subsidiaries held for sale for €552 million.

Capital investment and capital expenditure commitments

In the next four years, Eni expects capital investments and capital expenditures of €35 billion. The table below summarizes Eni’s full-life capital expenditure commitments for property, plant and equipment and capital projects at the closing date. A project is considered to be committed when it has received the appropriate level of internal management approval and for which procurement contracts have usually already been awarded or are being awarded.

The amounts shown in the table below include committed expenditures to execute certain environmental projects.

	Maturity year
(€ million)	2024	2025	2026	2027	2028 and thereafter	Total
Committed projects	7,655	7,023	3,562	2,075	7,048	27,363

Other information about financial instruments

	2023			2022
	Carrying amount	Income (expense) recognized in		Carrying amount	Income (expense) recognized in
(€ million)		Profit and loss account	OCI		Profit and loss account	OCI
Financial instruments at fair value with effects recognized in profit and loss account
Financial assets at fair value through profit or loss (a)	6,782	284		8,251	(55)
Non-hedging and trading derivatives (b)	837	417		2,006	(1,723)
Other investments valued at fair value (c)	1,256	255	45	1,202	351	56
Receivables and payables and other assets/liabilities valued at amortized cost
Trade receivables and other (d)	17,054	(285)		21,396	31
Financing receivables (e)	3,163	141		3,415	(16)
Securities (a)	61	1		56
Trade payables and other (a)	20,808	69		25,897	53
Financing payables (f)	28,729	(734)		26,917	(692)
Net assets (liabilities) for hedging derivatives (g)	(35)	(442)	541	(129)	(4,677)	794

(a)	Income or expense were recognized in the profit and loss account within "Finance income (expense)".
(b)	In the profit and loss account, economic effects were recognized as income within "Other operating income (loss)" for €478 million (loss for €1,736 million in 2022) and as loss within "Finance income (expense)" for €61 million (income for €13 million in 2022).

(c)	Income or expense were recognized in the profit and loss account within "Income (expense) from investments - Dividends".
(d)	Income or expense were recognized in the profit and loss account as net impairments within "Net (impairments) reversals of trade and other receivables" for €249 million (net reversals for €47 million in 2022) and as expense within "Finance income (expense)" for €36 million (expense for €16 million in 2022), including interest income calculated on the basis of the effective interest rate of €15 million (same amount in 2022).

(e)	In the profit and loss account, income or expense were recognized as income within "Finance income (expense)", including interest income calculated on the basis of the effective interest rate of €144 million (interest income for €86 million in 2022) and net impairments for €6 million (net impairments for €111 million in 2022).

(f)	In the profit and loss account, income or expense were recognized within "Finance income (expense)", including interest expense calculated on the basis of the effective interest rate of €743 million (interest expense for €568 million in 2022).

(g)	In the profit and loss account, income or expense were recognized within "Sales from operations" and "Purchase, services and other".
F-108

Disclosures about the offsetting of financial instruments

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
December 31, 2023
Financial assets
Trade and other receivables	19,936	3,385	16,551
Other current assets	8,525	2,888	5,637
Other non-current assets	3,400	7	3,393
Financial liabilities
Trade and other liabilities	24,039	3,385	20,654
Other current liabilities	8,467	2,888	5,579
Other non-current liabilities	4,103	7	4,096
December 31, 2022
Financial assets
Trade and other receivables	23,546	2,706	20,840
Other current assets	18,684	5,863	12,821
Other non-current assets	2,236		2,236
Financial liabilities
Trade and other liabilities	28,415	2,706	25,709
Other current liabilities	18,336	5,863	12,473
Other non-current liabilities	3,234		3,234

The offsetting of financial assets and liabilities related to: (i) receivables and payables pertaining to the Exploration & Production segment towards state entities for €3,385 million (€2,651 million at December 31, 2022) and trade receivables and trade payables pertaining to Eni Trading & Shipping Inc for €55 million at December 31, 2022; (ii) other current and non-current assets and liabilities for derivative financial instruments of €2,895 million (€5,863 million at December 31, 2022).
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

1. Environment, health and safety

1.1 Criminal proceedings in the matters of environment, health and safety

(i) Eni Rewind SpA – Crotone omitted clean-up. In April 2017, the Public Prosecutor of Crotone initiated a criminal case relating to reclamation activities at the Crotone site. Meanwhile, the new clean-up project presented by the Company POB phase 2 was approved by the Italian Ministry for the Environment. By a court order of January 10, 2022, the judge of the preliminary hearing of Crotone ordered the performing of an independent technical assessment on the environmental status of the site which ascertained that Eni Rewind had carried out the environmental activities in its own areas in compliance with the granted authorizations. A decision of the Public Prosecutor is awaiting following the filing of this supplementary consultancy.

(ii) Eni Rewind SpA - Illegal landfill in Minciaredda area, Porto Torres site.  In 2015, the Public Prosecutor of Sassari had initiated a criminal case for alleged crimes of unauthorized landfill management and environmental disaster concerning the landfill area, near the western border of the Porto Torres site (Minciaredda area), managed by Eni Rewind which was charged of being liable pursuant to Legislative Decree No. 231/01. This decree states the responsibility of legal entities for the crimes committed by their employees acting on behalf of them. The remediation and clean-up plan of the site filed by Eni Rewind was granted the necessary administrative authorization in July 2018. Upon conclusion of the investigations, the judge of the preliminary hearing resolved that the natural persons allegedly liable of the environmental crimes and the legal entity would stand trial. The court also resolved that Eni Rewind would be sued for civil liability. The region of Sardegna and other territorial administrations and NGOs were admitted in the proceeding as civil plaintiffs. Subsequently, Eni Rewind was acquitted due to the inability to proceed with the action against it pursuant to Legislative Decree No. 231/01 and definitively excluded from the criminal trial.

In the context of the criminal proceedings against the managers of Eni Rewind, however, on November 13, 2022, the Court of Sassari pronounced an acquittal sentence for the non-existence of the crime of illegal waste and for not having committed the crime of environmental disaster.

Due to the effects of the acquittal, the damage compensation claimed by the civil parties against the defendants and Eni Rewind were rejected. Since the public prosecutor and the civil parties have filed an appeal against the first instance sentence, the judgement is still pending against the Second Instance Court.

(iii) Raffineria di Gela SpA and Eni Mediterranea Idrocarburi SpA — Alleged environmental disaster. A criminal proceeding is pending in relation to crimes allegedly committed by the managers of the Raffineria di Gela SpA and Eni Mediterranea Idrocarburi SpA relating to environmental disaster, unauthorized waste disposal and unauthorized spill of industrial wastewater. The Gela Refinery has been prosecuted for administrative offence pursuant to Legislative Decree No. 231/01. This criminal proceeding initially regarded soil pollution allegedly caused by spills from 14 tanks of the refinery storage, which had not been provided with double bottoms, and pollution of the sea water near the coastal area adjacent to the site due to the failure of the barrier system implemented as part of the clean-up activities conducted at the site. At the closing of the preliminary investigation, the Public Prosecutor of Gela merged into this proceeding the other investigations related to the pollution that occurred at the other sites of the Gela refinery as well as hydrocarbon spills at facilities of Eni Mediterranea Idrocarburi SpA. The proceeding is still ongoing.

(iv) Val d’Agri. In March 2016, the Public Prosecutors of Potenza started a criminal investigation into alleged illegal handling of waste material produced at the Viggiano oil center (COVA), part of the Eni operated Val d’Agri oil complex. The Prosecutors ordered the house arrest of 5 Eni employees and the seizure of certain plants functional to the production activity of the Val d’Agri complex which, consequently, was shut down. From the commencement of the investigation, Eni has carried out several technical and environmental surveys, with the support of independent experts of international standing, who found a full compliance of the plant and the industrial process with the requirements of the applicable laws, as well as with best available technologies and international best practices. The Company implemented certain corrective measures to upgrade plants which were intended to address the claims made by the Public Prosecutor about an alleged operation of blending which would have occurred during normal plant functioning. Those corrective measures were favorably reviewed by the Public Prosecutor. The Company restarted the plant in August 2016. In relation to the criminal proceeding, the Public Prosecutor’s Office requested the indictment of all the defendants for alleged illegal trafficking of waste, violation of the prohibition of mixing waste, unauthorized management of waste and other violations, and the Company for administrative offenses pursuant to Legislative Decree No. 231/01. The trial started in November 2017. At the conclusion of the preliminary hearings, the Court of Potenza, on March 10, 2021, acquitted all the defendants in relation to the allegation of false statements in an administrative deed, while in relation to the alleged administrative offenses, the Court found that there was no need to proceed due to the statute of limitations. Finally, in relation to the alleged crime of illegal trafficking of waste, the Court acquitted two former employees of the Southern District for not having committed the crime, convicted six former officials of the same District with suspension of the sentence and sentenced Eni pursuant to Legislative Decree No. 231/01 to pay a fine of €700,000, with the contextual confiscation of a sum of €44,248,071 deemed to constitute the unfair profit obtained from the crime, from which Eni will deduct the amount incurred for the plant upgrade carried out in 2016. Following the filing of the merits of the sentence by the Court, an appeal was promptly filed against all the condemnations. The appeal proceedings are underway.

(v) Proceeding Val d’Agri — Tank spill. In February 2017, following the detection of an oil leak from one of the tanks of the COVA, a criminal proceeding for alleged environmental disaster was commenced against some former COVA officers, the Operation Managers in charge since 2011 and the HSE Manager in charge at the time of the accident. Eni was investigated too, in relation to the same alleged crimes pursuant to Legislative Decree No. 231/01. In the same year, the Company promptly equipped all COVA tanks with double bottoms, complied with all regulatory requirements, carried out all necessary remediation and safety measures to ensure continuity of oil activities, after a brief shutdown, and provided compensation for damages to all the landlords of areas close to the COVA, which were affected by a spillover.

The Public Prosecutor, at the conclusion of the preliminary investigations, required the indictment for the employees and for Eni pursuant to Legislative Decree No. 231/01 At the outcome of the preliminary hearing the judge issued a sentence not to prosecute the Company for the events up to 2015 because the fact was not envisaged by the law as a crime to claim a legal entity liable for. With reference to the events subsequent to 2015, the judge acknowledged the nullity of the request for indictment, thus returning the documents to the Public Prosecutor.

Finally, the judge of the preliminary hearing approved to put on trial two Eni employees before the Court of Potenza, with the allegation of unnamed disaster, rejecting the request of the Public Prosecutor for qualifying the alleged crime as a new type of legal offence (environmental disaster). In the context of this proceeding, several parties filed an application to bring a civil action and, pending assessment of the requests for exclusion presented by the defense with respect to the latter, the Court issued a summons decree from Eni, as civilly liable and Eni duly reconstituted itself. The two proceedings against natural persons - i.e., the ordinary trial and the immediate trial - were then combined by the Court into a single trial, currently pending in the initial phase. As regards, the Company as an entity pursuant to Legislative Decree No. 231/01, considering that another request for summons to the proceedings brought by the Public Prosecutor was once again rejected, the defense has filed a request for the dismissal of the dispute.

As regards, the Company as an entity pursuant to Legislative Decree No. 231/01, considering that another request for summons to the proceedings brought by the Public Prosecutor was once again rejected, the defense has filed a request for the dismissal of the dispute. The Public Prosecutor, however, issued a new request for indictment and a preliminary hearing has been set for next May 2024.

(vi) Raffineria di Gela SpA and Eni Mediterranea Idrocarburi SpA — Waste management of the landfill Camastra. In June 2018, the Public Prosecutor of Palermo (Sicily) notified Eni’s subsidiaries Raffineria di Gela SpA and Eni Mediterranea Idrocarburi SpA of a criminal proceeding relating to allegations of unlawful disposal of industrial waste resulting from the reclaiming activities of soil, which were discharged at a landfill owned by a third party. The Prosecutor charged the then chief executive officers of the two subsidiaries, and the legal entities have been charged with the liability pursuant to Legislative Decree No. 231/01. The alleged wrongdoing related to the willful falsification of the waste certification for purpose of discharging at the landfill. The charges against the CEO of the Refinery of Gela SpA and the company itself were dismissed, while a request to put on trial the CEO of Eni Mediterranea Idrocarburi SpA and the company was approved. The proceeding is in progress before the Court of Agrigento, to which the proceeding has been transferred due to territorial jurisdiction.

(vii) Versalis SpA — Preventive seizure at the Priolo Gargallo plant. In February 2019, the Court of Syracuse at the request of the Public Prosecutor of Siracusa ordered the seizure of the Priolo/Gargallo plant as part of an ongoing investigation concerning the offenses of dangerous disposal of materials and environmental pollution, by the former plant manager of Priolo, as well as of Versalis, pursuant to Legislative Decree No. 231/01. The Public Prosecutor’s thesis, according to the consultants, is that the seized plants had points of emissions that do not comply with the Best Available Techniques (BAT), therefore resulting in violation of the applicable legislation, which determined the annulment of the seizure of the plants in March 2019, evaluating the plant improvements made by Versalis even before the seizure. In March 2021, a notice of conclusion of the preliminary investigations was thus notified, with the formulation by the Public Prosecutor of the allegations already previously stated.

(viii) Versalis SpA. Seizure of the treatment plant managed by IAS SpA - Priolo Gargallo. By the end of February 2022, the Public Prosecutor of Syracuse commenced a proceeding relating to alleged crimes of environmental disaster and violation of the legislation on discharges in relation to the industrial waste discharge system of the Versalis plant at the Priolo treatment plant managed by IAS SpA against two former directors of the Versalis plant in Priolo, as well as an employee of Versalis, having then a managerial role in Priolo Servizi.
Similar allegations were charged against other employees of the companies co-located at the industrial hub of Priolo Gargallo as well as of IAS SpA, while the legal entities Versalis, Priolo Servizi and the other co-located companies were under investigation pursuant to Legislative Decree 231/01.

On June 15, 2022, the Judge for Preliminary Investigations ordered the seizure of the reclamation plant and the shareholding of IAS SpA, with the appointment of a judicial administrator of the assets subject to seizure. Subsequently, the investigations were enlarged to the current manager of the Versalis Plant and to the CEO of Priolo Servizi, who was an employee of Versalis SpA. Versalis SpA challenged the ‘Integrated Environmental Authorization' (“AIA”) issued to IAS before the Regional Administrative Court of Catania only for the part in which the provision is interpreted as imposing new and different limits on discharge, compared to those contained in the authorizations originally granted to the Eni’s subsidiary. In the meantime, the AIA issued for the management of the reclamation plant by IAS has been suspended by the Region of Sicily. Versalis therefore challenged before the TAR the provision to initiate a review of its AIA and, with a separate appeal, the provision of suspension of the AIA of IAS by the Region of Sicily. At the same time, the Public Prosecutor of Syracuse raised the question before the Constitutional Court about the legitimacy of a governmental decree that granted ISAB, one of the companies operating at the Priolo vertically integrated petrochemical complex, certain measures intended to preserve the continuity of the production activity. Versalis therefore appeared before the Constitutional Court, which set the relevant hearing for May 2024. In the meantime, the proceeding remains pending under investigation.

(ix) Eni SpA - Fatal accident Ancona offshore platform. On March 5, 2019, a fatal accident occurred at the Barbara F platform offshore of Ancona that resulted in the death of an Eni employee and the injury of two contractors. Two contract workers and the family of the Eni employee were all fully compensated. As part of the technical assessment of the incident, the Public Prosecutor of Ancona resolved to put under investigation two Eni employees. Also, the Company has been put under investigation as entity liable pursuant to Legislative Decree No. 231/01, and two employees of the contractor company engaged in the work. At the outcome of the preliminary hearing, the Judge ordered the indictment for all the defendants and Eni. The proceeding is currently pending in the preliminary hearing phase.

(x) Raffineria di Gela SpA and Eni Rewind SpA - Groundwater pollution survey and reclamation process of the Gela site. Following complaints made by former contractors, the Public Prosecutor of Gela commenced a proceeding  for allegations of environmental pollution, omitted clean-up, negligent personal injury and illegal waste management in the area of the Gela refinery, as part of the execution of clean-up of soil and groundwater as well as decommissioning activities in the area currently managed by Eni Rewind SpA, also on behalf of the companies Raffineria di Gela SpA, ISAF SpA (in liquidation) and Versalis SpA with respect to the efficiency and efficacy of the barrier system. The Public Prosecutor carried out various checks and investigations, and then proceeded with a preventive seizure, with reference to the plants used for the remediation of the site's underground water currently managed by Eni Rewind as well as the plant areas intended for the implementation of the groundwater remediation project. A judicial administrator was appointed to manage those facilities.

The judicial administrator filed an initial technical report in which he confirmed that the clean-up activities were being executed in compliance with the legislation and with a series of implementation improvements by the company in agreement with other parties in charge. The Public Prosecutor's Office also issued the summons decree, and the proceeding is now pending in the hearing phase.

(xi) Eni Rewind SpA and Versalis SpA - Mantua. Environmental crime investigation. With regard to the Mantua site, where the company is executing duly authorized environmental activities, in August and September 2020, the Public Prosecutor notified the conclusion of a preliminary investigation relating to several criminal proceedings. Several employees of the Eni’s subsidiaries Versalis SpA and Eni Rewind SpA as well as of a third-party company Edison SpA were notified of being under investigation. Furthermore, the above-mentioned legal entities were being investigated pursuant to Legislative Decree No. 231/01. The Public Prosecutor is alleging, with respect to some specific areas related to the Mantua industrial hub, the crimes of unauthorized waste management, environmental damage and pollution, omitted communication of environmental contamination and omitted clean-up. Following the filing of defense briefs addressed to the investigating authority, the case has been dismissed against some individuals and archived. The Public Prosecutor’s Office then requested the indictment of the remaining defendants. During the Preliminary Hearing, the MITE, the Province of Mantua, the Municipality of Mantua and Mincio Regional Park were allowed in the trial as plaintiffs, while the companies Eni Rewind, Versalis and Edison were instead sued as civil parties and therefore they appeared in court. The Preliminary Hearing Phase ended with the provision of GUP, which ordered the indictment of all the defendants and of the abovementioned companies, with the exception of a former employee of Versalis and of two Edison employees. The proceeding is pending on the trial phase.

(xii) Eni SpA R&M Depot of Civitavecchia - Criminal proceedings for groundwater pollution. In the period in which Eni was in charge of the Civitavecchia storage hub (2008-2018), pending the approval of a characterization plan of the environmental status of the site, the Company, in coordination with public authorities, adopted measures to preserve the safety of the groundwaters and to pursue the clean-up process of the site until its disposal.

The Public Prosecutor of Civitavecchia contested, among others, the former manager of the Eni fuel storage hub of Civitavecchia, the alleged crime of environmental pollution. Eni is under investigation pursuant to Legislative Decree No. 231/01. The first instance proceeding is underway.

(xiii) Eni SpA R&M Refinery of Livorno - Criminal proceedings for incidents at work. On October 20, 2020, a notice was served at the Livorno refinery for Eni as entity subjected to preliminary investigations in the context of a criminal proceeding pending before the Public Prosecutor's Office of Livorno, in relation to an accident at work occurred in summer of 2019 at an electrical substation of the Refinery and as consequence two employees were injured. The company provided compensation to the employee who suffered the consequences of the accident. The allegation is of aggravated personal injury while the Company is accused of being the entity liable pursuant to Legislative Decree No. 231/01.

In September 2021, the Public Prosecutor's Office issued a notice of conclusion of the preliminary investigations. Subsequently, the summons order was notified.

Following the outcome of the first level of judgement, on March 12, 2024, the Court issued a sentence of acquittal of the accused natural persons and of Eni SpA pursuant to Legislative Decree. 231/01. Eni is awaiting the filing of the reasons for the sentence.

(xiv) Eni SpA R&M Genoa Pegli storage hub - Criminal proceeding for crude oil spill - September 2022. Following a crude oil spill that occurred at the Genoa Pegli depot on September 27, 2022, the Public Prosecutor's Office of Genoa instituted criminal proceedings for the alleged crime of culpable environmental disaster, charged against four Eni employees, while the Company is charged with an administrative offense pursuant Legislative Decree No. 231/01. The proceeding is pending in the preliminary investigation phase.

(xv) Sannazzaro Refinery - Proceeding in relation to alleged criminal environmental pollution and discharge - Public Prosecutor's Office of Pavia. A criminal proceeding is pending for alleged crimes of environmental pollution and lack of remediation against some pro-tempore managers of the refinery located at Sannazzaro de' Burgondi who are under investigation, as well as Eni SpA pursuant to the Legislative Decree no. 231/2001, in relation to the alleged crime of environmental pollution on site, with  a seizure of the sewage treatment plant (TAE), and possible expansion of the area affected by possible pollution beyond the site's hydraulic barriers.

On November 28, 2023, the TAE plant was released from seizure. The proceeding is currently pending preliminary investigations, with three unrepeatable technical investigations underway.

(xvi) Eni SpA - Pomezia depot – Involuntary environmental pollution. A criminal proceeding is ongoing concerning an alleged crime of pollution of the groundwater underlying the fuel depot in Pomezia attributable, according to the indictment, to product leaks from the tanks.

The Public Prosecutor's Office has appointed its consultants to carry out a technical review of the site to verify the state of environmental contaminations at the tanks. As a result of these assessments, two Eni employees as well as Eni SpA pursuant to Legislative Decree no. 231/01 were notified of being under investigation for the alleged crime. Subsequently, the Public Prosecutor issued a request for indictment. The proceeding is pending at the preliminary hearing stage.

1.2 Civil and administrative proceedings in the matters of environment, health and safety

(i) Kazakhstan disputes. Eni along with its co-venturers is currently party to several disputes with the Republic of Kazakhstan, involving environmental matters, in relation to a sulfur permitting inspection outcome, cost recovery claims under applicable production sharing contracts and other issues. In March 2023, the Republic of Kazakhstan appointed its arbitrator in each of the disputes, formally starting the arbitration process. At the beginning of April 2024, the Republic has filed its statements of claims. Eni is in the process of assessing the merits of the Republic’s claims and accordingly, at this time, it is not possible to reliably estimate the outcomes.

(ii) Eni Rewind SpA — Versalis SpA — Eni SpA (R&M) — Augusta Harbor. The complex administrative dispute relating to the environmental status of the Augusta harbor commenced in September 2017 with a formal notice issued by the Ministry of the Environment against the companies operating at the Priolo petrochemical hub, including Eni Rewind, Polimeri Europa (now Versalis) and Eni (R&M), to carry out emergency safety activities with the removal of sediments from the harbor on the basis of an alleged assessment of responsibility as per a ruling of the Regional Administrative Court of Catania in 2012. The Ministry on various occasions reiterated its own assessment about the environmental responsibility of the companies co-located at the Priolo hub with respect to the pollution of the harbor and warned them against carrying out unauthorized remediation activities. Following various meetings held with the Ministry of the Environment, Eni Rewind offered to define and to plan for certain environmental remediation activities basing on updated environmental data. The Eni’s subsidiary also commenced activities to identify the persons responsible of the pollution of the harbor and their respective shares of liability.

In September 2020 Eni Rewind took part in the Investigation Services Conference convened by the Ministry of the Environment and the competent bodies and presented a review of the environmental status of the Rada which stated that the pollution was attributable to industrial activities of prior periods and that it would not spread into the surrounding environment.

Between the end of 2023 and the beginning of 2024, the Catania Regional Administrative Court issued a ruling on all the appeals presented by the operators, deeming them as inadmissible, because the injunction does not constitute an act suitable for having legal efficacy with respect to the appellants. The Court did not take a position on the existence of the pollution or otherwise did not make any conclusion about responsibility regarding the pollution of the harbor, limiting itself to highlighting the fact that the proceeding administration believes that the pollution is matter of fact.

(iii) Eni SpA – Eni Rewind SpA – Priolo – Malformation civil lawsuits. In February 2022 Eni Rewind was sued before the Court of Syracuse for compensation for damages (€800,000 for each of the plaintiffs) by two citizens of Augusta (SR), who claimed to have been born with serious malformations due to spills of mercury from the chlor-soda plant in Priolo.

Eni Rewind filed an appearance in court filing a claim and indemnification against Edison, taking into account that the chlor- soda plant was received by Eni group as part of the Enimont transaction, therefore in a period following the alleged exposure to the mercury by the actors, which necessarily occurred between the years of birth 1972 and 1975. Following the incorporation of Edison SpA and the celebration of the respective hearings, the two proceedings are currently in the preliminary investigation phase.

(iv) Eni SpA – Eni Rewind SpA – Raffineria di Gela SpA – Claim for preventive technical inquiry and judgments on the merits. In February 2012, Eni’s subsidiaries Raffineria di Gela SpA and Eni Rewind SpA and the parent company Eni SpA (involved in this matter through the operations of the Refining & Marketing Division) were notified of a claim issued by the parents of children with birth defects in the Municipality of Gela between 1992 and 2007. The claim called for an inquiry aimed at determining any causality between the birth defects suffered by these children and any environmental pollution caused by the Gela site, quantifying the alleged damages suffered and eventually identifying the terms and conditions to settle the claim. The same issue was the subject of previous criminal proceedings, of which one closed without determining any illegal behavior on the part of Eni or its subsidiaries, while a further criminal proceeding is still pending. In December 2015, the three companies involved were sued in relation to a total of 30 cases of compensation for damages in civil proceedings. In May 2018, the Court issued a first instance judgment concerning one case. The Judge rejected the claim for damages, acknowledging the arguments of the defendant companies in relation to the absence of evidence concerning the existence of a causal link between the birth defects and the alleged industrial pollution. The judgment has been appealed by the claimants.

In June 2021 the Civil Court of Gela issued a second judgment rejecting the claim for compensation, recognizing the validity of the arguments of the defendant companies regarding the lack of evidence on the existence of a cause between the pathology and the alleged industrial pollution. The counterparties filed an appeal.

In relation to the first appeal promoted against the first ruling of the Court of Gela, the First Instance Court of Caltanissetta rejected the appeal proposed and accepted the one proposed incidentally by the Eni companies involved, concerning the regulation of litigation costs relating to the first instance proceedings and the reported incorrectness of the compensation made therein since the legal requirements were not met. The counterparty appealed to the Third Instance Court.

(v) Val d’Agri - Eni / Vibac. In September 2019 a claim was brought in the Court of Potenza against Eni. The plaintiffs are 80 people, living in different municipalities of the Val d’Agri area, who are complaining of economic, non-economic, biological and moral damages, all deriving from the presence of Eni’s oil facilities in the territory. The Judge has been asked to ascertain Eni's responsibility for causing emissions of polluting substances into the atmosphere. The plaintiffs have also requested that Eni be ordered to interrupt any polluting activity and be allowed to resume industrial activities on condition that all the necessary remediation measures be implemented to eliminate all of the alleged dangerous situations. Finally, they are asking Eni for compensation for damages. At the end of the trial phase, the Judge submitted to the parties the proposal for an extra-judicial settlement, fixing a deadline to present further proposals on the matter.

The parties did not adhere to the conciliatory proposal. The proceeding is underway.

(vi) Eni SpA Eni Oil&Gas Inc - Climate change. Between 2017 and 2018, seven lawsuits were brought in the California state court by local government authorities and a fishermen's association against Eni SpA, a subsidiary (Eni Oil & Gas Inc.) and several other companies, aimed at obtaining compensation for damages attributable to the increase in sea level and temperature as well as to hydrogeological instability.

These proceedings, initially brought before the state court, were subsequently transferred to the federal court at the request of the defendants, who filed a specific request noting the lack of jurisdiction of the State Courts In 2019, the Federal court sent the cases back to the state court.

The defendants then appealed to the Ninth Circuit, challenging the referral order. All proceedings have been suspended pending the appeal hearing before the Ninth Circuit.

Following a complex and long procedural process, during the summer of 2023, the proceedings were definitively assigned to the state court of California. In June 2023 Eni SpA and Eni Oil & Gas Inc. presented together with the other defendant companies without registered office in California a joint motion to suppress to contest the jurisdiction of California, on the assumption of never having had relevant contacts with that State and therefore there is a shortage of so-called personal jurisdiction. In November 2023, the plaintiffs presented a petition for coordination aimed at bringing together the preliminary phases of the proceedings before a single state court.

On December 14, 2023, the fishermen's association that had promoted one of the disputes voluntarily renounced the case. On January 25, 2024, the competent judge accepted the petition for coordination and recommended that of San Francisco as the deciding state court. A first Case Management Conference will be held on April 4, 2024.

(vii) Eni Rewind SpA / Province of Vicenza – Clean-up process for Trissino site. On May 7, 2019, the Province of Vicenza issued a warning, imposing on certain individuals and companies as MITENI SpA in bankruptcy, Mitsubishi and ICI the obligation to clean-up the Trissino site where MITENI carried out its industrial activity. Based on the analysis carried out by administrative parties, significant concentrations of substances considered highly toxic and carcinogenic were allegedly discovered in groundwater and in surface water at this site. The analysis carried out by the Province of Vicenza with the direct involvement of the Istituto Superiore di Sanità reported the presence of these substances in the blood of about 53,000 people in the area. The Province warned some individuals, including a former employee who served between 1988 and 1996 as CEO of EniChem, a company that was subsequently acquired by Eni Rewind.

Eni Rewind was summoned as the “successor” of EniChem in several appeals before the Regional Administrative Court as the majority shareholder of MITENI, as well as liable for the potential contamination of Trissino plant (together with other subjects). The Province extended the proceeding also to Eni Rewind, which filed a counterclaim for having its position taken out of the procedure.

Eni Rewind appealed to a Regional Administrative Court against the Province claims and orders. Eni Rewind is carrying out the environmental interventions and has made itself available to carry out - as part of the project approved by the territorial administrations in charge- further anti-pollution interventions on a voluntary basis and without giving any acquiescence with respect to the liability charges for the pollution by chemical agents. The proceeding is underway.

(viii) Eni SpA - Greenpeace Onlus, ReCommon APS and others - Climate dispute. On May 9, 2023, the NGOs Greenpeace Onlus and ReCommon APS, together with 12 private citizens, summoned Eni, the Ministry of Economy and Finance (MEF) and an Italian agency, Cassa Depositi e Prestiti (CDP), before the Civil Court of Rome based on allegations of climate change responsibility. The plaintiffs claimed economic losses and other damages and requested that Eni revise its decarbonisation strategy (for example by reducing by 45% its emissions by 2030 compared to 2020 levels, or other appropriate measures to comply with the Paris Agreement) as well as the cessation of any harmful conducts.

On September 21, 2023, Eni promptly filed its statement of appearance and response in Court, accompanied by a technical report, objecting to the inadmissibility, untenability and total unfoundedness of the plaintiffs' claims. In the subsequent proceedings of January 5, 26 and February 6, 2024, the Parties filed further briefs and documents, taking a position on the opposing defenses. The first hearing of the case (with formal proceedings as requested by the Judge) was held on January 16, 2024. The judge reserved his rights on the requests proposed by the Parties. The decision is pending.

(ix) Eni SpA - NAOC / Egbema Voice of Freedom Association - Request for compensation for damages. On November 30, 2023, Eni SpA was notified of a summons relating to a claim advanced by Pastor Nicholas Evaristus Ukaonu, by the Advocates for Community Alternatives association and by the Egbema Voice of Freedom association, for alleged damages deriving from constructions created by NAOC in Nigeria in the territory of the communities represented by the associations. The Pastor and the associations ask for joint compensation from Eni and NAOC for approximately €48 million in addition to the execution of works which, according to the plaintiff, would be necessary to avoid and contain flooding caused by constructions created by NAOC. The application submitted reiterates complaints made in past years, including in 2017 before the National Contact Point envisaged by the OECD Guidelines addressed to Multinational enterprises, where an ad hoc conciliation procedure was initiated which ended with an agreement between the parties.

2. Proceedings concerning criminal/administrative corporate responsibility

(i) OPL 245 Nigeria. In relation to the stipulation between Eni, the Government of the Federal Republic of Nigeria "FGN" and another international oil company of the Resolution Agreement of April 29, 2011 relating to the "Oil Prospecting Licence" of the offshore field identified in block 245, several investigations had been opened by the judicial authorities of Italy, UK and Nigeria concerning alleged crimes in the assignment of the block, including the crime of international corruption. The investigations involved some top managers of Eni and of the Company itself pursuant to Legislative Decree no. 231/01. Eni basing also on the findings of an internal review of the case performed by an independent US legal consultant appointed by the Company’s board of statutory auditors and by the Watch body considered the accusations groundless. The US Department of Justice carried out its own inquiry basing on the US FCPA and dismissed the case without any liability in 2019. The UK prosecutors dismissed the case due to lack of jurisdiction.

The proceeding in Italy established by the Public Prosecutor of Milan, which had requested the indictment of the Eni managers involved and of the Company, was resolved in a manner totally favorable to Eni with a sentence of acquittal for all the defendants because the fact did not exist. The appeal proceedings, promoted by the First Instance public prosecutors, and by the FGN as civil party, concluded during 2022, reaffirming the first instance acquittal sentence which therefore became final.

Finally, FGN, which in 2023 had promoted an appeal to the Third Instance Court against the ruling of the Court of Milan, requesting its annulment with referral to the competent civil judge for the sole purpose of civil rulings and damage compensation, withdrew the appeal to the Third Instance Court, as it was inferred from a letter signed by the Attorney General transmitted after two hearings of the ICSID arbitration held in London. This arbitration was promoted by Eni after the acquittal sentence to protect the investment, requesting the forced conversion of the exploration license (OPL 245) into an extractive license (OML) as well as $700 million in damages for the mere delay (in addition to a reserve for possible damages). On January 20, 2020, Eni's subsidiary in Nigeria (“NAE”) was notified of the beginning of a new criminal case before the Federal High Court of Abuja.

The proceeding, mainly focused on the accusations against Nigerian individuals (including the Minister of Justice in office in 2011, at the time of the disputed facts), has involved NAE and Shell Nigeria Exploration and Production Company Limited (“SNEPCO”) as co-holders of the OPL 245 license. These Nigerian individuals were accused in 2011 of illicit corruption, which NAE and SNEPCO allegedly unlawfully facilitated. The beginning of the trial, originally scheduled for the end of March 2020, was postponed as a result of the closure of judicial offices in Nigeria due to the COVID-19 emergency and resumed at the beginning of 2021. During the proceedings, several witnesses were heard, mainly summoned at the request of the “Economic and Financial Crimes Commission” (“EFCC”). Considering the weakness of the evidence produced by the EFCC, the defendants presented a request for a declaration of no need to proceed, which the EFCC did not oppose, at least for the part relating to the accusations made against NAE, SNEPCO and the Minister of Justice. The proceeding is underway.

3. Other proceedings concerning criminal matters

(i) Eni SpA (R&M) – Taranto Refinery - Criminal proceedings for breach of excise assessment. The proceeding relates to the alleged lack of tax assessment of an energy product moved, under excise duty suspension, from a tank of the Taranto refinery.

At the end of the preliminary investigation phase, the former manager of the refinery and three other employees resulted under investigation for an alleged continued hypothesis of subtraction from the assessment of excise duties, due to multiple movements that took place in the period from June 30 to September 9, 2021, from the tank under investigation, the meter of which has been seized since October 13, 2021. The proceeding is underway.

(ii) Enimed SpA – Criminal proceedings for alleged evasion of payment of the excise duty on flux products. The criminal case originates from an investigation by the financial police of Ragusa which led to the verification in May 2020 of a series of incidents of theft of flux - an energy product used in suspension of excise duty - stolen directly from Enimed pipelines by arrested third parties flagrantly. Following these facts, the same police started a verification on the accounting methods for the flux by the Company in the period 2018-2020. As a result, the Company was accused of irregularities in the management of the diesel flux with alleged subtractions of indirect taxes (excise duties and VAT) equal to approximately €50 million. The competent Public Prosecutor's Office (Gela) for its part has promoted proceedings against the former CEO of Enimed (for the years 2018 - 2020) for the crime evading the payment of excise duties on energy products. The criminal proceedings were extended to two other Enimed employees for the same crime. As part of the same proceeding, third parties are being prosecuted for theft of flux, a hypothesis which instead sees Enimed identified as plaintiff. The proceeding is underway.

4. Tax proceedings

(i) Dispute for omitted payment of a property tax for some oil offshore platforms located in territorial waters. Tax disputes are pending with some Italian local authorities regarding whether oil and gas offshore platforms located within territorial boundaries should be subject to a property tax in the period 2016-2019.

In 2016 the tax regulatory framework changed due to enactment of law no. 208/2015, which excluded from the scope of the property tax the value of plants instrumental to specific production processes. In addition, the Finance Department recognized that offshore platforms met the requirements for classification as instrumental plants and consequently are excluded from the scope of the property tax (resolution no. 3 of June 1, 2016). Based on this interpretation, Eni did not pay any property tax for the years 2016- 2019. However, the ruling of the Department of Finance is not binding for local authorities with taxing powers as recognized by the Third Instance Court and some of these have issued assessment notices for 2016-2019. The Company filed an appeal against these notices. Although Eni believes that oil platforms located in the territorial sea should be excluded from the tax base of the property tax on the base of the interpretation of the law in the light of the resolution of the Department of Finance, having assessed the risks of losing in pending disputes, the Company accrued a risk provision, the amount of which excludes fines since Eni's conduct was based on the administrative resolution, as well as taking into account the reduction of the tax base excluding the "plant component" as provided by the law. The proceeding is still ongoing.

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

The defendants were certain managers of Eni Group companies, who have managed the landfill since 1991. At the preliminary hearing of July 1, 2020, the Court acquitted all the defendants, some for not having committed the alleged crime and others for expiration of the statute of limitations. The Company has decided to appeal the decision to obtain an acquittal on the merits. Since the appeal has not been counterclaimed by the Public Prosecutor, the expected sentence by the Court can only be reformed in a way that is more favorable to the claimants.

(ii) Environmental claim relating to the Municipality of Cengio. In 2008 the Italian Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the territory of the Municipality of Cengio summoned Eni’s subsidiary Eni Rewind claiming compensation for the environmental damage relating to the site of Cengio.

The Court of Genoa where the proceeding was established dismissed the environmental liability of Eni Rewind, which took over the industrial hub from Enimont in 1989/1990, because no further environmental degradation had been ascertained since then and because Eni Rewind could not be held liable for the environmental pollution made by its predecessor.  In 2023, accepting the invitation by the Second Instance Court, the parties reached a settlement agreement that provided the award of a lump sum of €8 million to the Ministry and the recognition by the Ministry of the adequacy of the works already carried out by the Company to achieve full environmental restoration and complete relief from any environmental damage. The registration of the settlement agreement was completed and the Second Instance Court of Genoa ordered the termination of the proceedings.

(iii) Eni SpA — Court of Milan — Criminal proceeding no. 4659/2023. In February 2018, the Prosecutor of Milan commenced a criminal proceeding in relation to allegations of associative crimes for slandering and reporting false information to a Public Prosecutor, with the aim to interfere with the judicial activity in certain criminal proceedings involving, among others, Eni and some of its directors and managers.  Among the natural persons under investigation, there was a former external lawyer and a former Eni manager, at the time of the facts holding a strategic position within the Company. The prosecutors seized relevant documentation and evidence at Eni’s offices on several occasions, and the Company’s control bodies performed independent internal audits of the matter with the support of external consultants.

In May and June 2019, as part of the same proceeding, the Public Prosecutor's Office of Milan notified Eni and three subsidiaries (ETS SpA, Versalis SpA, Ecofuel SpA) of several requests for documentation. At the same time, in May 2019, Eni was notified of being investigated with reference to the crime 25 decies of Legislative Decree 231/01 for the crime referred to in the art. 377 bis of the criminal code (inducement to not make statements or to make false statements to the judicial authority).

During 2020, a search decree was notified, with simultaneous notice of investigation, to the Eni Chief Services & Stakeholder Relations Officer, the Senior Vice President for Security and a manager of the legal department. Subsequently, the Company was informed of the notification to its Chief Executive Officer of a notice of unrepeatable technical investigations, with contextual notice of investigation aimed at allowing participation, through its technical consultant, in the scheduled technical operations of analysis of the contents of a phone device seized from a former Eni employee.

Following the conclusion of the complex investigation phase, Eni SpA itself, the Chief Executive Officer, the Human Capital Director & Procurement Coordination and the Senior Vice President for Security and, were judged to be uninvolved in the matter.

The positions of Eni SpA itself, the CEO, the Director Human Capital & Procurement Coordination and the Head of Security of Eni Spa were therefore dismissed from the case. The Judge of the preliminary hearing also requested the dismissal of the charges for corruption between private individuals relating to Eni representatives and some external lawyers.

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

Following the preliminary hearing, Eni Trading & Shipping in liquidation has finalized the agreement with the Prosecutor's Office on the application of the administrative sanction (so-called plea bargaining) for the offense referred to in the articles. 5, paragraph 1), letter a) 25 octies of Legislative Decree 231/2001.

The criminal proceeding is currently in the first instance hearing phase. Eni, the CEO, the Director Human Capital & Procurement Coordination and two other Eni managers are offended persons for the slander crimes committed against them. Eni is also civilly liable for two charges.

(iv) Eni SpA (R&M) — Criminal proceedings on fuel excise tax. A criminal proceeding was definitely settled, which had been established by the Public Prosecutor of Rome in relation to alleged evasion of excise taxes in the context of retail sales in the fuel market in 2014. This proceeding, where Eni was an offended party, derived from unitization of three distinct investigations: (i) a first proceeding, opened by the Public Prosecutor’s Office of Frosinone involved a third company (Turrizziani Petroli) purchaser of Eni’s fuel. This investigation was subsequently extended to Eni; (ii) a second proceeding concerning an investigation by the Public Prosecutor’s Office of Prato, commenced in regard to the storage hub of Calenzano and related to theft of fuel through manipulation of the fuel dispensers, subsequently extended also to the Refinery of Stagno (Livorno); (iii) a third proceeding, opened by the Public Prosecutor’s Office of Rome, concerned alleged missing payment of excise tax on the surplus of the unloading products, as the quantity of such products was larger than the quantity reported in the supporting fiscal documents.

The Public Prosecutor of Rome claimed the existence of an alleged criminal conspiracy aimed at recurring theft of oil products at all of the 22 storage sites which were operated by Eni in Italy. A complex investigation activity was conducted by the Public Prosecutor, leading to the seizure of some equipment used to measure volumes supplied to the markets. Eni was fully cooperating with the Prosecutor and thanks to its commitments obtained the revocation of the seizure measure so as to avoid shutting down production facilities.

In September 2018, Eni received, as an injured party, the notification of the schedule of hearing issued by the Court of Rome, in relation to criminal association and other minor claims, against several natural persons under investigation — including over forty Eni’s former and current employees — subject of a separate proceeding. After several procedural steps, finally during a preliminary hearing held in December 2019, a sentence to dismiss the case in relation to the association crime was issued for all the defendants.

During 2019, in relation to tax amounts claimed by fiscal authorities, a settlement was reached, and Eni made the payments for the higher excise duties and other taxes for which it was not possible to find the relevant records and book entries.

Finally, at the hearing of January 31, 2023, the Monocratic Court of Rome issued an acquittal sentence for all defendants, former and current Eni’s employees, for lack of evidence or acknowledging the statute of limitations in relation to the alleged tax evasion crimes.

(v) Eni SpA - Health investigation related to the COVA center. Beside the criminal proceeding for illegal trafficking of waste, the Public Prosecutor of Potenza started another investigation in relation to alleged health violations concerning the preparation of a Risk Assessment Document of the working conditions at the Val d’Agri Oil Center (COVA). The Public Prosecutor requested the formal opening of an investigation with respect to nine people in relation to the alleged violations.

The technical assessments conducted on behalf of Eni by international experts have ascertained the absence of any risk deriving from the COVA activity for the local population and for its employees. The proceeding was ultimately dismissed by the judge for preliminary investigations, in accordance with the request presented by the prosecuting Public Prosecutor.

(vi) Eni Rewind SpA — The Phosphate deposit at Porto Torres site. In 2015, the Public Prosecutor of Sassari commenced a criminal proceeding in relation to alleged crimes of environmental disaster, unauthorized disposal of hazardous wastes and other environmental crimes in relation to activities performed at the area of “Palte Fosfatiche” (phosphates deposit) located in the Porto Torres hub managed by Eni’s subsidiary Eni Rewind SpA, Eni Rewind SpA was investigated pursuant to Legislative Decree No. 231/01 stating the liability of legal entities. Then, Eni Rewind having been duly authorized performed certain works to improve the environmental status of the area under judgement.

The proceedings concluded on July 7, 2023, with a sentence of acquittal of the three managers of Eni Rewind in relation to the crime of environmental disaster, while the Company was discharged of any liability due to the expiry of the statute of limitations. The acquittal sentence has become final.

(vii) Eni Rewind SpA and Versalis SpA — Porto Torres dock. In 2012, the Public Prosecutor of Sassari initiated a criminal case for alleged environmental disaster relating to the malfunctioning of the hydraulic barrier of Porto Torres site (ran by Eni Rewind SpA). Eni Rewind and Versalis were notified that its chief executive officers and certain other managers were being investigated. The Public Prosecutor of the Municipality of Sassari requested that these individuals stand trial. The plaintiffs, the Ministry for Environment and the Sardinia Region claimed environmental damage in an amount of €1.5 billion. Other parties referred to the judge's equitable assessment. At a hearing in July 2016, the court acquitted all defendants of Eni Rewind and Versalis with respect to the crimes of environmental disaster. Three Eni Rewind managers were found guilty of environmental disaster relating to the period limited to August 2010 — January 2011 and sentenced to one-year prison, with a suspended sentence. Eni Rewind filed an appeal against this decision. The subsequent stages of judgment were concluded with the hearing on March 16, 2023, in which the Third Instance Court rejected the appeals and confirmed the first-instance sentence of one year in prison - with the benefit of conditional suspension - against a former manager and two former employees of Eni Rewind in relation to the alleged crimes. The Court also confirmed the general sentence of the three defendants to compensate for the damage suffered by the plaintiffs, to be paid in a separate civil judgment, awarding the claimants just a small provisional amount.

Assets under concession arrangements

Eni operates under concession arrangements mainly in the Exploration & Production segment and the Enilive and Refining business line. In the Exploration & Production segment, contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. Pursuant to the assignment of mineral concessions, Eni sustains all the operational risks and costs related to the exploration and development activities and it is entitled to the productions realized. In respect of the mining concessions received, Eni pays royalties in accordance with the tax legislation in force in the country and is required to pay the income taxes deriving from the exploitation of the concession. In production sharing agreement and service contracts, realized productions are defined based on contractual agreements with State oil companies, which hold the concessions. Such contractual agreements regulate the recovery of costs incurred for the exploration, development and operating activities (Cost Oil) and give entitlement to the own portion of the realized productions (Profit Oil). In the Enilive and Refining business line, several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. In exchange for the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties based on quantities sold. At the end of the concession period, all non-removable assets are transferred to the grantor of the concession for no consideration.

Environmental regulations

In the future, Eni will sustain significant expenses in relation to compliance with environmental, health and safety laws and regulations and for reclaiming, safety and remediation works of areas previously used for industrial production and dismantled sites. In particular, regarding the environmental risk, management does not currently expect any material adverse effect upon Eni’s Consolidated Financial Statements, taking account of ongoing remediation actions, existing insurance policies and the environmental risk provision accrued in the Consolidated Financial Statements. However, management believes that it is possible that Eni may incur material losses and liabilities in future years in connection with environmental matters due to: (i) the possibility of as yet unknown contamination; (ii) the results of ongoing surveys and other possible effects of statements required by Legislative Decree 152/2006; (iii) new developments in environmental regulation (i.e. Law No. 68/2015 on crimes against the environment and European Directive 2015/2193 on medium combustion plants); (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading

From 2021, the fourth phase of the European Union Emissions Trading Scheme (EU-ETS) came in force. The award of free emission allowances is performed based on emission benchmarks defined at European level specific to each industrial segment, except for the electric power generation sector that is not eligible for allocations for no consideration. This regulatory scheme implies for Eni’s plants subject to emission trading a lower assignment of emission permits compared to the emissions recorded in the relevant year and, consequently, the necessity of covering the amounts in excess by purchasing the relevant emission allowances on the open market. In 2023, the emissions of carbon dioxide from Eni’s plants were higher than the free allowances assigned to Eni. Against emissions of carbon dioxide amounting to approximately 16.03 million tonnes, Eni was awarded free emission allowances of 4.48 million tonnes, determining a deficit of 11.50 million tonnes. This deficit was entirely covered through the purchase of emission allowances in the open market.

29 Revenues and other income

Sales from operations

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Enilive, Refining and Chemicals	Plenitude & Power	Corporate and Other activities	Total
2023
Sales from operations	10,843	16,910	52,165	13,598	201	93,717
Products sales and service revenues
Sales of crude oil	3,632		22,053			25,685
Sales of oil products	1,081		24,427			25,508
Sales of natural gas and LNG	5,858	16,638	23	4,431		26,950
Sales of petrochemical products			4,385			4,385
Sales of power				7,252		7,252
Sales of other products	44	23	333	106	3	509
Services	228	249	944	1,809	198	3,428
Products sales and service revenues	10,843	16,910	52,165	13,598	201	93,717
Transfer of goods/services
Goods/Services transferred in a specific moment	10,526	16,825	51,892	13,598	64	92,905
Goods/Services transferred over a period of time	317	85	273		137	812
2022
Sales from operations	12,889	41,230	58,470	19,726	197	132,512
Products sales and service revenues
Sales of crude oil	5,438		20,839			26,277
Sales of oil products	1,070		29,700			30,770
Sales of natural gas and LNG	6,108	40,840	65	5,571		52,584
Sales of petrochemical products			6,241		3	6,244
Sales of power				12,448		12,448
Sales of other products	68		411	223	2	704
Services	205	390	1,214	1,484	192	3,485
Products sales and service revenues	12,889	41,230	58,470	19,726	197	132,512
Transfer of goods/services
Goods/Services transferred in a specific moment	12,585	41,047	58,145	19,599	65	131,441
Goods/Services transferred over a period of time	304	183	325	127	132	1,071
2021
Sales from operations	8,846	16,973	40,051	10,517	188	76,575
Products sales and service revenues
Sales of crude oil	3,573		14,710			18,283
Sales of oil products	885		18,739			19,624
Sales of natural gas and LNG	4,122	16,608	34	3,245		24,009
Sales of petrochemical products			5,652		7	5,659
Sales of power				5,104		5,104
Sales of other products	40	6	132	212	1	391
Services	226	359	784	1,956	180	3,505
	8,846	16,973	40,051	10,517	188	76,575
Transfer of goods/services
Goods/Services transferred in a specific moment	8,506	16,823	39,836	10,517	72	75,754
Goods/Services transferred over a period of time	340	150	215		116	821

(€ million)	2023	2022	2021
Revenues associated with contract liabilities at the beginning of the period	642	157	658
Revenues associated with performance obligations totally or partially satisfied in previous years	1,087	1	30

Sales from operations by industry segment and geographical area of destination are disclosed in note 35 – Segment information and information by geographical area.

Sales from operations with related parties are disclosed in note 36 – Transactions with related parties.

Other income and revenues

(€ million)	2023	2022	2021
Gains from sale of assets and businesses	27	48	107
Other proceeds	1,072	1,127	1,089
	1,099	1,175	1,196

Other proceeds include €121 million (€204 million and €281 million in 2022 and 2021, respectively) related to the recovery of the cost share of right-of-use assets pertaining to partners of unincorporated joint operations operated by Eni.

Other income and revenues with related parties are disclosed in note 36 – Transactions with related parties.

30 Costs

Purchase, services and other charges

(€ million)	2023	2022	2021
Production costs - raw, ancillary and consumable materials and goods	58,170	85,139	41,174
Production costs - services	11,512	10,303	10,646
Lease expense and other	1,432	2,301	1,233
Net provisions for contingencies	1,369	2,985	707
Other expenses	1,746	2,069	1,983
	74,229	102,797	55,743
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(367)	(246)	(185)
- capitalized direct costs associated with self-constructed assets - intangible assets	(26)	(22)	(9)
	73,836	102,529	55,549

Purchase, services and other charges included prospecting costs, geological and geophysical studies of exploration activities for €205 million (€220 million and € 194 million in 2022 and 2021, respectively).

Costs incurred in connection with research and development activities expensed through profit and loss, as they did not meet the requirements to be recognized as long-lived assets, amounted to €166 million (€164 million and €177 million in 2022 and 2021, respectively).

Royalties on the extraction rights of hydrocarbons amounted to €1,138 million (€1,570 million and €946 million in 2022 and 2021, respectively).

Additions to provisions net of reversal of unused provisions related to net additions for environmental liabilities amounting to €559 million (net additions of €1,700 million and net reversals of €279 million in 2022 and 2021, respectively) and net reversals for litigations amounting to €87 million (net additions of €501 million and €162 million in 2022 and 2021, respectively). More information is provided in note 21 – Provisions. Net additions to provisions by segment are disclosed in note 35 – Segment information and information by geographical area.

Information about leases is disclosed in note 13 – Right-of-use assets and lease liabilities.

Payroll and related costs

(€ million)	2023	2022	2021
Wages and salaries	2,427	2,311	2,182
Social security contributions	497	465	455
Cost related to employee benefit plans	156	174	165
Other costs	196	194	204
	3,276	3,144	3,006
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(131)	(120)	(111)
- capitalized direct costs associated with self-constructed assets - intangible assets	(9)	(9)	(7)
	3,136	3,015	2,888

Other costs comprised provisions for redundancy incentives of €56 million (€78 million and €94 million in 2022 and 2021, respectively) and costs for defined contribution plans of €102 million (€103 million and €97 million in 2022 and 2021, respectively).

Cost related to employee benefit plans are described in note 22 – Provisions for employee benefits.

Costs with related parties are disclosed in note 36 – Transactions with related parties.

Average number of employees

The Group average number and breakdown of employees by category is reported below:

	2023		2022		2021
(number)	Subsidiaries	Joint operations	Subsidiaries	Joint operations	Subsidiaries	Joint operations
Senior managers	944	19	957	19	966	18
Junior managers	9,157	84	9,084	80	9,143	78
Employees	15,810	420	15,517	420	15,747	380
Workers	5,937	294	6,074	288	5,476	284
	31,848	817	31,632	807	31,332	760

The average number of employees was calculated as the average between the number of employees at the beginning and the end of the year. The average number of senior managers included managers employed in foreign countries, whose position is comparable to a senior manager’s status.

Long-term monetary incentive plan for the managers of Eni

The main characteristic of long term-incentive plans with treasury shares whose assignments are in place at the end of  2023 are described below.

On May 13, 2020 and on May 10, 2023, the Shareholders Meeting approved the Long-Term Monetary Incentive Plan 2020-2022 and 2023-2025, respectively, and empowered the Board of Directors to execute the plan by authorizing it to dispose up to a maximum of 20 million of treasury shares in service of the plan 2020-2022 and 16 million in service of the plan 2023-2025 (also authorizing the disposal of treasury shares originally intended for the 2020-2022 Long-Term Incentive Plan, for the part relating to unused shares, equal to approximately 6.7 million shares).

The Long-Term Monetary Incentive plans provide for three annual awards (2020, 2021 and 2022 and 2023, 2024 and 2025, respectively) and are intended for the Chief Executive Officer of Eni and for the managers of Eni and its subsidiaries who qualify as “senior managers deemed critical for the business”, selected among those who are in charge of tasks directly linked to the Group results or of strategic clout to the business. The Plans provide the granting of Eni shares for no consideration to eligible managers after a three-year vesting period under the condition that they would remain in office until vesting. Considering that these incentives fall within the category of employee compensation, in accordance with IFRS, the cost of the plans is determined based on the fair value of the financial instruments awarded to the beneficiaries and the number of shares that are granted at the end of the vesting period; the cost is accruing along the vesting period.

With reference to the 2020-2022 Plan, the number of shares that will be granted at the end of the vesting period will depend: (i) for 25% on a market relative objective related to the three-year Total Shareholder Return (TSR) measured by the difference, over the three-year period, between the TSR of the Eni stock and the TSR of the FTSE Mib index (the Italian Stock Exchange), adjusted for the Eni’s correlation index and compared with the same return recorded by each company of a group of Eni's competitors ("Peer Group" ); (ii) for 20% on an industrial relative objective measured in terms of annual unit value ($/boe) of the Net Present Value of proved reserves (NPV), compared with the same values recorded by the Peer Group companies, with a final result equal to the average of the annual results over the three-year period; (iii) for 20% on an economic-financial absolute objective measured by the organic Free Cash Flow (FCF) cumulated over the three-year period, compared to the equivalent cumulative value expected in the first three years of the Strategic Plan approved by the Board of Administration in the year of award and assumed unchanged over the performance period. The final calculation of the FCF is carried out net of the effects of exogenous variables, in application of a variance analysis methodology predetermined and approved by the Remuneration Committee, with the aim of enhancing the effective company performance deriving from management action; (iv) for the remaining part (35%) by an objective of environmental sustainability and energy transition divided into three absolute objectives over the three-year period, namely: (a) for 15% from a decarbonisation objective measured by the final value of the intensity of upstream GHG emissions at the end of the three-year period (tCO2eq/kboe), compared to the equivalent value expected in the third year of the Strategic Plan approved by the Board of Directors in the year of attribution assumed unchanged in the performance period; (b) 10% from an energy transition objective measured at the end of the three-year period in terms of Megawatts of installed electricity generation capacity from renewable sources compared to the equivalent value expected in the third year of the Strategic Plan approved by the Board of Directors in the year of attribution assumed unchanged in the performance period; (c) for 10% on a circular economy objective measured in terms of the progress at the end of the three-year period of three relevant projects compared to the progress expected in the third year of the Strategic Plan approved by the Board of Directors in the year of attribution assumed unchanged during the performance period.

With reference to the 2023-2025 Plan, the number of shares that will be granted at the end of the vesting period will depend: (i) for 25% on a market relative objective related to the Total Shareholder Return (TSR) measured by the difference, over the three-year period, between the TSR of the Eni stock and the TSR of the FTSE Mib index (the Italian Stock Exchange), adjuasted for the Eni’s correlation index and compared with the same return recorded by each company of the Peer Group; (ii) for 40% on an economic-financial absolute objective measured by the organic Free Cash Flow (FCF) cumulated over the three-year period, compared to the equivalent cumulative value expected in the first three years of the Strategic Plan approved by the Board of Administration in the year of award and assumed unchanged over the performance period; (iii) for the remaining part (35%) by an objective of environmental sustainability and energy transition divided into three absolute objectives over the three-year period, namely: (a) for 10% from a decarbonisation objective measured by the final value of the intensity of Scope 1 and Scope 2 upstream GHG emissions at the end of the three-year period (tCO2eq/kboe), compared to the equivalent value expected in the third year of the Strategic Plan approved by the Board of Directors in the year of attribution assumed unchanged in the performance period; (b) 15% from an energy transition objective measured at the end of the three-year period in terms of Megawatts of installed electricity generation capacity from renewable sources and biojet fuel production capacity in terms of kton, both compared to the equivalent value expected in the third year of the Strategic Plan approved by the Board of Directors in the year of attribution assumed unchanged in the performance period; (c) for 10% from a circular economy objective measured in terms of percentage value of vertical integration of Agribusiness for the production of biofuels at the end of the three-year period compared to the progress expected in the third year of the Strategic Plan approved by the Board of Directors in the year of attribution assumed unchanged during the performance period.

Depending on the performance of the parameters mentioned above, the number of shares that will vest free of charge after three years may range between 0% and 180% of the initial award. A 50% of the shares that will effectively be granted to each beneficiary in service will be subject to a lock-up clause of one year after the vesting date for the 2020-2022 Long-Term Incentive Plan and two years after the vesting date for the 2023-2025 Long-Term Incentive Plan.

The number of shares awarded at the grant date was: (i) 1,909,849 shares in 2023; with a weighted average fair value of €10.82 per share; (ii) 2,069,685 shares in 2022; with a weighted average fair value of €9.20 per share; (iii) 2,365,581 shares in 2021, with a weighted average fair value of €8.15 per share.

The estimation of the fair value was calculated by adopting specific valuation techniques regarding the different performance parameters provided by the plan (stochastic method for both Long-Term Monetary Incentive plan), taking into account the fair value of the Eni share at the grant date (between €15.482 and €15.068 depending on the grant date for the 2023 award; between €12.918 and €14.324 depending on the grant date for the 2022 award; between €12.164 and €11.642 depending on the grant date for the 2021 award), reduced by dividends expected along the vesting period (between 6.6% and 6.8% for the 2023 award; 6.8% and 6.1% for the 2022; 7.1% and 7.4% for the 2021 award), considering the volatility of the stock (between 28.2% and 28.4% for the 2023 award; between 30% and 31% for the 2022 award; 44% and 45% for the 2021 award), the forecasts relating to the performance parameters, as well as the lower value attributable to the shares considering the lock-up period at the end of the vesting period.

In 2023, the costs related to the long-term monetary incentive plan, recognized as a component of the payroll cost with contra-entry to equity reserves, as they pertain to company employees, amounted to €20 million (€18 million and €16 million in 2022 and 2021, respectively).

Compensation of key management personnel

Compensation, including contributions and collateral expenses, of personnel holding key positions in planning, directing and controlling the Eni Group subsidiaries, including executive and non-executive officers, general managers and managers with strategic responsibilities in office during the year consisted of the following:

(€ million)	2023	2022	2021
Wages and salaries	35	37	29
Post-employment benefits	3	3	3
Other long-term benefits	19	17	15
Indemnities upon termination of employment		9
	57	66	47

Compensation of Directors and Statutory Auditors of Eni SpA

Compensation of Directors amounted to €13.9 million, €11.12 million and €10.13 million in 2023, 2022 and 2021, respectively. Compensation of Statutory Auditors amounted to €0.580 million, €0.589 million and €0.550 million in 2023, 2022 and 2021, respectively.

Compensation included emoluments and social security benefits due for the office as Director or Statutory Auditor held at the parent company Eni SpA or other Group subsidiaries, which was recognized as a cost to the Group, even if not subject to personal income tax.

31 Finance income (expense)

(€ million)	2023	2022	2021
Finance income	7,417	8,450	3,723
Finance expense	(8,113)	(9,333)	(4,216)
Net finance income (expense) from financial assets at fair value through profit or loss	284	(55)	11
Income (expense) from derivative financial instruments	(61)	13	(306)
Finance income (expense)	(473)	(925)	(788)

The analysis of finance income (expense) was as follows:

(€ million)	2023	2022	2021
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(667)	(507)	(475)
Net finance income (expense) on financial assets held for trading	250	(53)	11
Net expenses on other financial assets valued at fair value with effects on profit and loss	34	(2)
Interest and other expense due to banks and other financial institutions	(207)	(128)	(94)
Interest on lease liabilities	(267)	(315)	(304)
Interest from banks	356	57	4
Interest and other income on financial receivables and securities held for non-operating purposes	14	9	9
	(487)	(939)	(849)
Exchange differences	255	238	476
Income (expense) from derivative financial instruments	(61)	13	(306)
Other finance income (expense)
Interest and other income on financing receivables and securities held for operating purposes	153	128	67
Capitalized finance expense	94	38	68
Finance expense due to the passage of time (accretion discount) (a)	(341)	(199)	(144)
Other finance income (expense)	(86)	(204)	(100)
	(180)	(237)	(109)
	(473)	(925)	(788)

(a) The item relates to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

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

Other gain (loss) from investments

(€ million)	2023	2022	2021
Dividends	255	351	230
Net gain (loss) on disposals	430	483	1
Other net income (expense)	423	2,789	(8)
	1,108	3,623	223

Dividend income primarily related to Nigeria LNG Ltd for €179 million (€247 million in 2022 and €144 million in 2021) and to Saudi European Petrochemical Co 'IBN ZAHR' for €55 million (€77 million in 2022 and €54 million in 2021).

Gains on disposals for 2023 referred for €420 million to the capital gain realized from the sale to Snam of the 49.9% stake of SeaCorridor Srl including positive exchange differences of €7 million.

Other net income for 2022 referred for €414 million to the capital gain from the fair value measurement of the residual 50.1% stake of SeaCorridor Srl.

Gains on disposals for 2022 referred for €448 million to the capital gains realized following the listing, through an IPO on the Oslo Stock Exchange, of the investee Vår Energi ASA and subsequent sales made on the market.

Other net income for 2022 referred for €2,542 million to the capital gain from the fair value measurement of the business combination between Eni and bp with the establishment of the joint venture Azule Energy Holdings Ltd and includes realized exchange differences on translation of €764 million.

33 Income taxes

(€ million)	2023	2022	2021
Current taxes:
- Italian subsidiaries	97	1,920	439
- subsidiaries of the Exploration & Production segment - outside Italy	5,349	7,027	3,609
- other subsidiaries - outside Italy	185	944	157
	5,631	9,891	4,205
Net deferred taxes:
- Italian subsidiaries	(137)	(2,191)	(45)
- subsidiaries of the Exploration & Production segment - outside Italy	(22)	713	552
- other subsidiaries - outside Italy	(104)	(325)	133
	(263)	(1,803)	640
	5,368	8,088	4,845

Current income taxes payable by Italian subsidiaries include foreign taxes for €242 million.

Income taxes for 2022 included an extraordinary solidarity tax for the year 2022 (€1,036 million) enacted in Italy by Law No. 51/2022, as well as the UK Energy profit levy. Furthermore, the 2022 income taxes included an extraordinary contribution as enacted by Law No. 197/2022 (Italian 2023 Budget Law) calculated on the 2022 taxable income, determined considering the distribution of certain revaluation reserves of the parent company.

The reconciliation between the statutory tax charge calculated by applying the Italian statutory tax rate of 24% (same amount in 2022 and 2021) and the effective tax charge is the following:

(€ million)	2023	2022	2021
Profit (loss) before taxation	10,228	22,049	10,685
Tax rate (IRES) (%)	24.0	24.0	24.0
Statutory corporation tax charge (credit) on profit or loss	2,455	5,292	2,564
Increase (decrease) resulting from:
- higher tax charges related to subsidiaries outside Italy	3,036	3,388	2,301
- extraordinary contribution effect for companies in energy sector		1,971
- impact pursuant to foreign tax effects of italian entities		66	108
- effect of the valuation of the investments under the equity method	(26)	50	180
- effect due to the tax regime provided for intercompany dividends	7	11	54
- Italian regional income tax (IRAP)	91	(18)	140
- tax effects related to previous years	48	(19)	52
- effect of reversals (impairments) of deferred tax assets	(96)	(241)
- impact pursuant to (reversal) impairment of deferred tax assets	(221)	(2,087)	(666)
- other adjustments	74	(325)	112
	2,913	2,796	2,281
Effective tax charge	5,368	8,088	4,845

The higher tax charges at non-Italian subsidiaries related to the Exploration & Production segment for €3,026 million (€2,940 million and €2,040 million in 2022 and 2021, respectively).

Group’s effective tax rate amounted to 52.5% and increased compared to the comparative periods due to (36.7% in 2022 and 45.3% in 2021, respectively as consequence of the impact of the UK energy profit levy which is recognized (effective from the third quarter 2022) and of the effect of certain non-deductible tax expenses in the Exploration & Production segment (i.e. exploration write-offs).

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

As of December 31, 2023, the shares that could be potentially issued related to the estimation of new shares that will vest in connection with the 2020-2022 and 2023-2025 long-term monetary incentive plans and the convertible bond issued in 2023.

In determining basic and diluted earnings (loss) per share, the net profit (loss) for the period attributable to Eni is adjusted to take into account the remuneration of perpetual subordinated bonds and the convertible bond, net of tax effect, calculated by using the amortized cost method.

Reconciliation of  basic and diluted earnings (loss) per share was as follows:

		2023	2022	2021
Weighted average number of shares used for basic earnings (loss) per share		3,303,766,512	3,483,633,816	3,565,973,883
Potential shares to be issued for ILT incentive plan		6,352,583	6,319,989	7,598,593
Potential shares to be issued for Sustainability-linked bond		17,014,702
Weighted average number of shares used for diluted earnings (loss) per share		3,327,133,797	3,489,953,805	3,573,572,476
Eni’s profit (loss)	(€ million)	4,771	13,887	5,821
Remuneration of subordinated perpetual bonds net of tax effect	(€ million)	(109)	(109)	(95)
Remuneration of Sustainability-linked bond net of tax effect	(€ million)	9
Eni’s profit (loss) for basic and diluted earnings (loss) per share	(€ million)	4,671	13,778	5,726
Basic earnings (loss) per share	(€ per share)	1.41	3.96	1.61
Diluted earnings (loss) per share	(€ per share)	1.40	3.95	1.60

35 Segment information and information by geographic area

Segment information

Eni’s segmental reporting reflects the Group’s operating segments, whose results are regularly reviewed by the Chief Operating Decision Maker (the CEO) to assess segment performance and to make decisions about resources to be allocated to each segment.

The organization is based on two General Departments:

  Natural Resources, aimed to build up the value of Eni’s Oil & Gas upstream portfolio, reducing its carbon footprint by scaling up energy efficiency and expanding production in the natural gas business, and its position in the wholesale market. Furthermore, the Department focuses its actions on the development of carbon capture/ transportation/storage/reuse and CO2 compensation projects, as well as the Agri business line focused on developing renewable feedstock supply chains for Eni’s biorefining. The Department incorporates the Company’s Oil & Gas exploration, development and production activities, natural gas wholesale via pipeline and LNG, the above mentioned CCUS (and transport) projects, CO2 offset projects (forests conservation (REDD+)) and agribusiness.
  Energy Evolution, focused on the evolution of the businesses of power generation, transformation and marketing of products from fossil to bio and blue. The responsibility of this Department includes the growth of power generation from renewable energy and biomethane, the coordination of the bio and circular evolution of the Company’s traditional and bio refining system and chemical business, and the development of Eni’s retail portfolio, providing increasingly more decarbonized products for mobility, household consumption and small enterprises. The Department incorporates the activities of power generation from natural gas and renewables, the Refining and Chemicals businesses, Retail Gas & Power and mobility Marketing. The companies Versalis (chemical products), Enilive (biorefining and sustainable mobility), Eni Plenitude, EniPower and Eni Rewind are consolidated in this Department.

In relation to financial reporting purposes, consistently with the provisions of the applicable accounting principles, management evaluated that the components of the Company whose operating results are regularly reviewed by the CEO to make decisions about the allocation of resources and to assess performances would continue being the single business units which are comprised in the two General Departments, rather than the two groups themselves. Therefore, in order to comply with the provisions of the international reporting standard that regulates the segment reporting (IFRS 8), the reportable segments of Eni as of December 31, 2023, are identified as follows:

  Exploration & Production: research, development and production of crude oil, condensates and natural gas.
  Global Gas & LNG Portfolio (GGP): supply and sale of wholesale natural gas via pipeline, international transport and purchase and marketing of LNG. It includes gas trading activities finalized to hedging and stabilizing the trade margins, as well as optimising the gas asset portfolio.
  Enilive, Refining and Chemicals: supply and processing of crude oil to manufacture refined products (fuels, bitumens, lubricants etcetera) performed by the Refining operating segment. Enilive is the Eni new subsidiary of sustainable mobility and biorefining, which is operational as of January 1, 2023 following the in-kind contibution of certain Group activities, engages in the manufacturing of biofules and the retail marketing of traditional and bio fuels, including the distribution of several energy carriers for mobility, including fossil and biological fuels and electric charging at service stations, as well as the offer of services connected to mobility such as the Enjoy car sharing, catering and in general the services at outlets. It also engages in the wholesale supplies of fuels, bitumen and lubricants. The operating segment Refining and Enilive have been aggregated because the Chief Operating Decision Maker assesses the integrated margins on the refining and sales of fuels. Furthermore, the results of the Chemicals business operating segment were aggregated in this reporting segment because this operating segment presents similar economic returns and similarities in the industrial processes as the refining activity. Finally, this reportable segment also comprises activities of trading oil and products aimed to execute transactions on the market in order to balance supply and stabilize and cover commercial margins.
  Plenitude & Power: retail sales of gas, electricity and related services, production and wholesale sales of electricity from thermoelectric and renewable plants, services for E-mobility (installation of charging stations). It includes trading activities of CO2 emission certificates and forward sale of electricity with a view to hedging/optimising the margins of the electricity.
  Corporate and Other activities: includes the main business support functions, in particular holding, central treasury, IT, human resources, real estate services, captive insurance activities, research and development, new technologies, business digitalization and the environmental remediation activity developed by the subsidiary Eni Rewind. The segment also includes CCUS projects, agribusiness and forestry conservation (REDD+), under development, which were previously reported in the Exploration & Production segment. This resegmentation: (i) reflects the circumstance that the 2023 economics of the businesses involved (CCUS, agri-business and forest conservation) are currently not significant, without, among all, revenues generation; (ii) is functional to allow greater comparability of the E&P segment data with those of peers and take into account the presence of risk factors and returns as well as different production processes between the Exploration & Production activities and those associated with CCUS, Agri and forest conservation. The comparative periods have been restated in line with this reclassification.

   Segment information presented to the CEO (the Chief Operating Decision Maker, ex IFRS 8) includes: revenues, operating profit and directly attributable assets and liabilities.

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Enilive, Refining and Chemicals	Plenitude & Power	Corporate and Other activities	Adjustments of intragroup profits	Total
2023
Sales from operations including intersegment sales	23,903	20,139	52,558	14,256	1,972
Less: intersegment sales	(13,060)	(3,229)	(393)	(658)	(1,771)
Sales from operations	10,843	16,910	52,165	13,598	201		93,717
Operating profit	8,549	2,431	(1,397)	(464)	(943)	81	8,257
Net provisions for contingencies	(347)	(205)	(392)	(74)	(339)	(12)	(1,369)
Depreciation and amortization	(6,148)	(233)	(524)	(466)	(142)	34	(7,479)
Impairments of tangible and intangible assets and right-of-use assets	(1,413)	(3)	(770)	(18)	(58)		(2,262)
Reversals of tangible and intangible assets and right-of-use assets	376	4	6	48	26		460
Write-off of tangible and intangible assets	(531)			(5)	1		(535)
Share of profit (loss) of equity-accounted investments	1,009	49	343	(55)	(10)		1,336
Identifiable assets (a)	62,180	6,381	15,530	13,999	1,952	(378)	99,664
Unallocated assets (b)							42,942
Equity-accounted investments	6,773	531	3,582	667	1,077		12,630
Identifiable liabilities (a)	18,020	5,997	10,200	6,076	4,629	(56)	44,866
Unallocated liabilities (b)							44,096
Capital expenditure in tangible and intangible assets	7,133	16	982	740	363	(19)	9,215
2022
Sales from operations including intersegment sales	31,194	48,586	59,178	20,883	1,886
Less: intersegment sales	(18,305)	(7,356)	(708)	(1,157)	(1,689)
Sales from operations	12,889	41,230	58,470	19,726	197		132,512
Operating profit	15,963	3,730	460	(825)	(1,956)	138	17,510
Net provisions for contingencies	(147)	(393)	(1,110)	(14)	(1,340)	19	(2,985)
Depreciation and amortization	(6,017)	(217)	(506)	(358)	(140)	33	(7,205)
Impairments of tangible and intangible assets and right-of-use assets	(613)	(6)	(752)	(125)	(71)		(1,567)
Reversals of tangible and intangible assets and right-of-use assets	181	18	35	162	31		427
Write-off of tangible and intangible assets	(596)	(1)	(2)				(599)
Share of profit (loss) of equity-accounted investments	1,526	4	446	(20)	(115)		1,841
Identifiable assets (a)	60,298	12,282	14,925	11,987	1,666	(472)	100,686
Unallocated assets (b)							51,444
Equity-accounted investments	7,314	1	3,084	663	1,030		12,092
Identifiable liabilities (a)	17,339	12,572	9,011	4,787	4,462	(68)	48,103
Unallocated liabilities (b)							48,797
Capital expenditure in tangible and intangible assets	6,252	23	878	631	276	(4)	8,056
2021
Sales from operations including intersegment sales	21,742	20,843	40,374	11,187	1,698
Less: intersegment sales	(12,896)	(3,870)	(323)	(670)	(1,510)
Sales from operations	8,846	16,973	40,051	10,517	188		76,575
Operating profit	10,113	899	45	2,355	(863)	(208)	12,341
Net provisions for contingencies	(221)	(139)	(137)	(1)	(186)	(23)	(707)
Depreciation and amortization	(5,976)	(174)	(512)	(286)	(148)	33	(7,063)
Impairments of tangible and intangible assets and right-of-use assets	(194)	(28)	(1,342)	(132)	(27)		(1,723)
Reversals of tangible and intangible assets	1,438	2		112	4		1,556
Write-off of tangible and intangible assets	(375)		(2)	(1)	(9)		(387)
Share of profit (loss) of equity-accounted investments	8		(333)		(766)		(1,091)
Identifiable assets (a)	61,699	10,022	13,326	8,343	1,493	(591)	94,292
Unallocated assets (b)							43,473
Equity-accounted investments	2,639	17	2,366	667	198		5,887
Identifiable liabilities (a)	17,024	10,072	6,796	3,786	3,360	(49)	40,989
Unallocated liabilities (b)							52,257
Capital expenditure in tangible and intangible assets	3,824	19	728	443	224	(4)	5,234
(a) Include assets/liabilities directly associated with the generation of operating profit.
(b) Include assets/liabilities not directly associated with the generation of operating profit.

Information by geographical area

Identifiable assets and investments by geographical area of origin

(€ million)	Italy	Other European Union	Rest of Europe	Americas	Asia	Africa	Other areas	Total
2023
Identifiable assets (a)	30,026	6,962	5,124	7,658	17,855	30,928	1,111	99,664
Capital expenditure in tangible and intangible assets	2,006	485	235	609	1,471	4,105	304	9,215
2022
Identifiable assets (a)	29,195	7,689	6,564	8,892	18,653	28,167	1,526	100,686
Capital expenditure in tangible and intangible assets	1,475	415	205	1,266	1,390	3,163	142	8,056
2021
Identifiable assets (a)	23,718	6,902	6,114	5,718	17,483	33,499	858	94,292
Capital expenditure in tangible and intangible assets	1,333	199	202	659	1,203	1,604	34	5,234
(a) Include assets directly associated with the generation of operating profit.

Sales from operations by geographical area of destination

(€ million)	2023	2022	2021
Italy	33,450	60,090	29,968
Other European Union	18,271	25,413	14,671
Rest of Europe	18,476	21,748	12,470
Americas	7,004	6,929	4,420
Asia	7,404	9,062	7,891
Africa	9,057	9,191	7,040
Other areas	55	79	115
	93,717	132,512	76,575
36 Transactions with related parties

In the ordinary course of its business, Eni enters into transactions mainly regarding:

a)	purchase/supply of goods and services and the provision of financing to joint ventures, associates and non-consolidated subsidiaries;
b)	purchase/supply of goods and services to entities controlled by the Italian Government;
c)	purchase/supply of goods and services to companies related to Eni SpA through members of the Board of Directors. Most of these transactions are exempt from the application of the Eni internal procedure “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties” pursuant to the Consob Regulation, since they relate to ordinary transactions conducted at market or standard conditions, or because they fall below the materiality threshold provided for by the procedure;
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

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities whose aim is to develop charitable, cultural and scientific initiatives, are related to the ordinary course of Eni’s business.

Transactions and balances with related parties

(€ million)
	December 31, 2023			2023
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	1	194			308
Cardón IV SA	24	142		4	1
Coral FLNG SA	4		1,327	6
Azule Group	113	475	3,156	86	2,146
Saipem Group	5	235	9	6	768
SeaCorridor Group	29	29		1	357
Vårgrønn Group			1,321
Karachaganak Petroleum Operating BV	17	250			1,183
Mellitah Oil & Gas BV	49	20		16	517
Petrobel Belayim Petroleum Co	58	885			870
Società Oleodotti Meridionali SpA	11	473		19	12
Société Centrale Electrique du Congo SA	74			79
Vår Energi ASA	51	764	2,013	58	4,487	(165)
Other (*)	62	73	19	83	203
	498	3,540	7,845	358	10,852	(165)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			183
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	152	4	1	12
Other	13	10	12	13	30
	165	14	196	25	30
	663	3,554	8,041	383	10,882	(165)
Entities controlled by the Government
Cassa Depositi e Prestiti Group	5	33		2	69
Enel Group	95	168		93	497	(109)
Italgas Group	1	149		8	(20)
Snam Group	245	352		1,157	1,625
Terna Group	85	61		400	317	8
GSE - Gestore Servizi Energetici	230	219		2,104	1,875	283
ITA Airways - Italia Trasporto Aereo SpA	5			238
Other (*)	11	68		52	38
	677	1,050		4,054	4,401	182
Other related parties	1	2		1	36
Groupement Sonatrach – Eni «GSE»	222	212		40	569
	1,563	4,818	8,041	4,478	15,888	17

(*) Each individual amount included herein was lower than €50 million.

(€ million)
	December 31, 2022			2022
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	17	71			224
Angola LNG Ltd					79
Coral FLNG SA	10		1,378	12
Azule Group	320	517	3,268	46	1,152
Saipem Group	3	195	9	9	452
Vårgrønn Group			1,259
Karachaganak Petroleum Operating BV	27	251			1,347
Mellitah Oil & Gas BV	58	144		9	234
Petrobel Belayim Petroleum Co	33	595			944
Société Centrale Electrique du Congo SA	47			74
Società Oleodotti Meridionali SpA	6	433		16	14
Vår Energi ASA	58	722	2,378	84	4,085	(597)
Other(*)	127	76	9	167	338
	706	3,004	8,301	417	8,869	(597)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			190
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	139	4	1	15
Other	8	10	11	7	15
	147	14	202	22	15
	853	3,018	8,503	439	8,884	(597)
Entities controlled by the Government
Cassa Depositi e Prestiti Group	2	47		3	86
Enel Group	438	264		97	275	484
Italgas Group	218	8		84
Snam Group	763	25		1,767	873
Terna Group	119	159		612	701	(18)
GSE - Gestore Servizi Energetici	207	225		7,786	4,039	3,437
ITA Airways - Italia Trasporto Aereo SpA	3			179
Other	12	35		27	33
	1,762	763		10,555	6,007	3,903
Other related parties		2		1	39
Groupement Sonatrach – Eni «GSE»	179	114		33	417
	2,794	3,897	8,503	11,028	15,347	3,306

(*) Each individual amount included herein was lower than €50 million.

(€ million)
	December 31, 2021			2021
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	13	57			189
Angola LNG Ltd					73
Angola LNG Supply Services Llc			179
Coral FLNG SA	17		1,260	43
Saipem Group	4	134	9	28	174
Karachaganak Petroleum Operating BV	24	213			989
Mellitah Oil & Gas BV	65	290		3	263
Petrobel Belayim Petroleum Co	24	391		2	651
Société Centrale Electrique du Congo SA	50			66
Societa' Oleodotti Meridionali SpA	6	396		18	12
Vår Energi AS	62	526	495	104	2,224	(409)
Other(*)	137	53	2	95	234
	402	2,060	1,945	359	4,809	(409)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			179
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	124	1	1	13
Other	10	5	10	8	10
	134	6	190	21	10
	536	2,066	2,135	380	4,819	(409)
Entities controlled by the Government
Enel Group	583	461		41	417	373
Italgas Group	1	49		3	560
Snam Group	160	152		159	1,013	1
Terna Group	51	85		203	309	4
GSE - Gestore Servizi Energetici	311	125		2,216	1,238	766
Other(*)	10	33		20	60
	1,116	905		2,642	3,597	1,144
Other related parties		2			33
Groupement Sonatrach – Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	170	79		30	222
	1,822	3,052	2,135	3,052	8,671	735

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

• Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co, Groupement Sonatrach - Eni «GSE» and, limited to Karachaganak Petroleum Operating BV, purchase of crude oil by Eni Trade & Biofuels SpA. Services charged to Eni’s associates are invoiced on the basis of incurred costs;

• the residual debt relating to the payment of the consideration for the assignment of Cardón IV credits;

• supply of upstream specialist services and the share of the guarantee granted to Coral FLNG SA on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant (for more information see note 28 – Guarantees, commitments and risks);

• purchase of crude oil and issue of guarantees against leasing contracts of FPSO vessels from the Azule Group;

• engineering, construction and drilling services by Saipem Group mainly for the Exploration & Production segment;

• acquisition of transport services from SeaCorridor Group;

• a guarantee issued to Vårgrønn Group in relation to the participation in the Dogger Bank offshore wind project;

• the sale of gas to Société Centrale Electrique du Congo SA;

• advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system at the Taranto refinery;

• guarantees issued in compliance with contractual agreements in the interest of Vår Energi ASA, the supply of upstream specialist services and maritime transport, the purchase of crude oil, condensates and gas and the realized part of forward contracts for the purchase of gas;

• a guarantee issued granted to Eni BTC Ltd for the construction of an oil pipeline; and

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

• acquisition of natural gas transportation, distribution and storage services with Snam Group and Italgas Group on the basis of the tariffs set by the Italian Regulatory Authority for Energy, Networks and Environment and purchase and with Snam Group the receivable for divestment relating to the sale of the 49.9% share capital of SeaCorridor Srl and the purchase and sale of natural gas for granting the system balancing on the basis of prices referred to the quotations of the main energy commodities;

• acquisition of electricity transmission services and sale and purchase of electricity for granting the system balancing based on prices referred to the quotations of the main energy commodities, and derivatives on commodities entered to hedge the price risk related to the utilization of transport capacity rights with Terna Group;

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

• the sale of jet fuel to ITA Airways - Italia Trasporto Aereo SpA.

Transactions with other related parties concerned:

• provisions to pension funds managed by Eni of €27 million;

• contributions and service provisions to Eni Enrico Mattei Foundation for €5 million and to Eni Foundation for €4 million.

Financing transactions and balances with related parties
(€ million)
	December 31, 2023			2023
Name	Receivables and cash and cash equivalents	Payables	Guarantees	Finance incomes and derivative financial instruments	Finance Expenses	Other Gain (loss) from Investments
Joint ventures and associates
Coral FLNG SA	453			15
Coral South FLNG DMCC			1,448
Saipem Group		56			8
Mozambique Rovuma Venture SpA	1,339	170		101
Other	49	13	1	39	14	1
	1,841	239	1,449	155	22	1
Unconsolidated entities controlled by Eni
Other	7	38		1	1
	7	38		1	1
Entities controlled by the Government
Cassa Depositi e Prestiti Group		56			2
Snam Group						443
Other	14	2			3	1
	14	58			5	444
	1,862	335	1,449	156	28	445

(*) Each individual amount included herein was lower than €50 million.

(€ million)
	December 31, 2022			2022
Name	Receivables and cash and cash equivalents	Payables	Guarantees	Finance incomes and derivative financial instruments	Finance Expenses	Gain on disposals
Joint ventures and associates
Coral FLNG SA	356				140
Coral South FLNG DMCC			1,499	1	1
Mozambique Rovuma Venture SpA	1,187	57		48	5
Saipem Group		100		16	3
Other(*)	96	28	2	91	10
	1,639	185	1,501	156	159
Unconsolidated entities controlled by Eni
Other	8	31		5	4
	8	31		5	4
Entities controlled by the Government
Enel Group		176
Italgas Group						30
Other	10	40		1	1
	10	216		1	1	30
	1,657	432	1,501	162	164	30

(*) Each individual amount included herein was lower than €50 million.

(€ million)
	December 31, 2021			2021
Name	Receivables and cash and cash equivalents	Payables	Guarantees	Finance incomes	Finance Expenses
Joint ventures and associates
Cardón IV SA	199	2		37
Coral FLNG SA	383			4	1
Coral South FLNG DMCC			1,413	2
Mozambique Rovuma Venture SpA	1,008	72
Other(*)	70	43		35	43
	1,660	117	1,413	78	44
Unconsolidated entities controlled by Eni
Other	38	34		1	1
	38	34		1	1
Entities controlled by the Government
Enel Group		109
Other	2	17			1
	2	126			1
	1,700	277	1,413	79	46

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

• a financing loan granted to Coral FLNG SA for the construction of a floating gas liquefaction plant in Area 4 offshore Mozambique;

• a bank debt guarantee issued on behalf of Coral South FLNG DMCC as part of the project financing of the Coral FLNG development project (for more information see note 28 – Guarantees, commitments and risks);

• a loan granted to Mozambique Rovuma Venture SpA for the development of gas reserves offshore Mozambique;

• liabilities for leased assets towards Saipem Group related to long-term contracts for the use of drilling rigs.

The most significant transactions with entities controlled by the Italian Government concerned:

• finance debt for the realization of charging infrastructures for electric vehicles with Cassa e Depositi e Prestiti Group;

• capital gain from the sale to Snam Group of the 49.9% share capital of SeaCorridor Srl.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet accounts consisted of the following:

(€ million)
	December 31, 2023			December 31, 2022
	Total	Related parties	Impact %	Total	Related parties	Impact %
Cash and cash equivalents	10,193	3	0.03	10,155	10	0.10
Other current financial assets	896	19	2.12	1,504	16	1.06
Trade and other receivables	16,551	1,363	8.24	20,840	2,427	11.65
Other current assets	5,637	32	0.57	12,821	341	2.66
Other non-current financial assets	2,301	1,840	79.97	1,967	1,631	82.92
Other non-current assets	3,393	168	4.95	2,236	26	1.16
Short-term debt	4,092	222	5.43	4,446	307	6.91
Current portion of long-term debt	2,921	21	0.72	3,097	36	1.16
Current portion of non-current lease liabilities	1,128	21	1.86	884	35	3.96
Trade and other payables	20,654	4,245	20.55	25,709	3,203	12.46
Other current liabilities	5,579	62	1.11	12,473	232	1.86
Long-term debt	21,716	65	0.30	19,374	26	0.13
Non-current lease liabilities	4,208	6	0.14	4,067	28	0.69
Other non-current liabilities	4,096	511	12.48	3,234	462	14.29

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(€ million)
	2023			2022			2021
	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %
Sales from operations	93,717	4,322	4.61	132,512	10,872	8.20	76,575	3,000	3.92
Other income and revenues	1,099	156	14.19	1,175	156	13.28	1,196	52	4.35
Purchases, services and other	(73,836)	(15,885)	21.51	(102,529)	(15,327)	14.95	(55,549)	(8,644)	15.56
Net (impairments) reversals of trade and other receivables	(249)	5	..	47	(2)	..	(279)	(6)	2.15
Payroll and related costs	(3,136)	(8)	0.26	(3,015)	(18)	0.60	(2,888)	(21)	0.73
Other operating income (expense)	478	17	3.56	(1,736)	3,306	..	903	735	81.40
Finance income	7,417	155	2.09	8,450	160	1.89	3,723	79	2.12
Finance expense	(8,113)	(28)	0.35	(9,333)	(164)	1.76	(4,216)	(46)	1.09
Derivative financial instruments	(61)	1	..	13	2	15.38	(306)
Other income (expense) from investments	1,108	445	40.16	3,623	30	0.83	223

Main cash flows with related parties are provided below:

(€ million)	2023	2022	2021
Revenues and other income	4,478	11,028	3,052
Costs and other expenses	(13,539)	(13,749)	(7,814)
Other operating income (loss)	17	3,306	735
Net change in trade and other receivables and payables	1,916	(431)	(342)
Net interests	117	69	38
Net cash provided from operating activities	(7,011)	223	(4,331)
Capital expenditure in tangible and intangible assets	(2,349)	(1,596)	(851)
Disposal of investments	440	165
Net change in accounts payable and receivable in relation to investments	504	1,480	(20)
Change in financial receivables	(290)	(81)	(105)
Net cash used in investing activities	(1,695)	(32)	(976)
Change in financial and lease liabilities	(162)	(88)	(13)
Net cash used in financing activities	(162)	(88)	(13)
Change in cash and cash equivalents	(7)	8	2
Total financial flows to related parties	(8,875)	111	(5,318)

The impact of cash flows with related parties consisted of the following:

(€ million)
	2023			2022			2021
	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %
Net cash provided from operating activities	15,119	(7,011)	..	17,460	223	1.28	12,861	(4,331)	..
Net cash used in investing activities	(9,365)	(1,695)	18.10	(7,018)	(32)	0.46	(12,022)	(976)	8.12
Net cash used in financing activities	(5,668)	(162)	2.86	(8,542)	(88)	1.03	(2,039)	(13)	0.64

37 Other information about investments

Information on Eni’s investments as of December 31, 2023

The following section provides information about Eni’s subsidiaries, joint arrangements, associates and other significant investments as of December 31, 2023. Unless otherwise indicated, share capital is represented by ordinary shares directly held by the Group, while ownership interest corresponds to voting rights.

PARENT COMPANY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership
Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti SpA	27.73
					Ministero dell’Economia e delle Finanze	4.67
					Eni SpA	4.65
					Other shareholders	62.95

SUBSIDIARIES

EXPLORATION & PRODUCTION

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mozambico SpA	San Donato Milanese (MI)	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
Eni Natural Energies Mozambico Srl	San Donato Milanese (MI)	Mozambique	EUR	100,000	Eni Natural Energies SpA	100.00		Eq.
Eni Natural Energies SpA	San Donato Milanese (MI)	Italy	EUR	100,000	Eni SpA	100.00	100.00	F.C.
Eni Timor Leste SpA	San Donato Milanese (MI)	East Timor	EUR	4,386,849	Eni SpA	100.00	100.00	F.C.
Eni West Africa SpA	San Donato Milanese (MI)	Angola	EUR	1,000,000	Eni SpA	100.00		Eq.
Floaters SpA	San Donato Milanese (MI)	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
Ieoc SpA	San Donato Milanese (MI)	Egypt	EUR	1,518,000	Eni SpA	100.00	100.00	F.C.
Società Petrolifera Italiana SpA	San Donato Milanese (MI)	Italy	EUR	3,652,000	Eni SpA Third parties	99.96 0.04	99.96	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(#) Company with shares quoted on regulated market of Italy or of other EU countries.

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agip Caspian Sea BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Agip Energy and Natural Resources (Nigeria) Ltd	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV	95.00	100.00	F.C.
					Eni Oil Holdings BV	5.00
Agip Karachaganak BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Bacton CCS Ltd	London (United Kingdom)	United Kingdom	GBP	10,000	Eni CCUS H. Ltd	100.00		Eq.
Burren Energy (Bermuda) Ltd	Hamilton (Bermuda)	United Kingdom	USD	12,002	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy (Egypt) Ltd	London (United Kingdom)	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
Burren Energy Congo Ltd	Road Town (British Virgin Islands)	Republic of the Congo	USD	50,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Burren Energy India Ltd	London (United Kingdom)	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Plc	London (United Kingdom)	United Kingdom	GBP	28,819,023	Eni UK Holding Plc	99.99	100.00	F.C.
					Eni UK Ltd	(..)
Burren Shakti Ltd	Hamilton (Bermuda)	United Kingdom	USD	213,138	Burren En. India Ltd	100.00	100.00	F.C.
Eni Abu Dhabi BV	Amsterdam (Netherlands)	United Arab Emirates	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Albania BV	Amsterdam (Netherlands)	Albania	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Algeria Exploration BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Algeria Ltd Sàrl	Luxembourg (Luxembourg)	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Algeria Production BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ambalat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni America Ltd	Dover (USA)	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
Eni Argentina Exploración y Explotación SA	Buenos Aires (Argentina)	Argentina	ARS	31,997,266	Eni International BV	95.00	100.00	F.C.
					Eni Oil Holdings BV	5.00
Eni Arguni I Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Australia BV	Amsterdam (Netherlands)	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Australia Ltd	London (United Kingdom)	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
Eni Bahrain BV	Amsterdam (Netherlands)	Bahrain	EUR	20,000	Eni International BV	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni BB Petroleum Inc	Dover (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni BTC Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni International BV	100.00		Eq.
Eni Bukat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Canada Holding Ltd	Calgary (Canada)	Canada	USD	3,938,200,001	Eni International BV	100.00	100.00	F.C.
Eni CBM Ltd	London (United Kingdom)	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00		Eq.
Eni CCUS Holding Ltd	London (United Kingdom)	United Kingdom	GBP	167,020,000	Eni UK Ltd	100.00	100.00	F.C.
Eni China BV	Amsterdam (Netherlands)	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Congo SAU	Pointe-Noire (Republic of the Congo)	Republic of the Congo	USD	500,000	Eni E&P Holding BV	100.00	100.00	F.C.
Eni Côte d'Ivoire Ltd	London (United Kingdom)	Ivory Coast	GBP	1	Eni Lasmo Plc	100.00	100.00	F.C.
Eni Cyprus Ltd	Nicosia (Cyprus)	Cyprus	EUR	2,011	Eni International BV	100.00	100.00	F.C.
Eni do Brasil Investimentos em Exploração e Produção de Petróleo Ltda	Rio de Janeiro (Brazil)	Brazil	BRL	1,596,052,720	Eni International BV	99.99		Eq.
					Eni Oil Holdings BV	(..)
Eni East Ganal Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni East Med BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni East Sepinggan Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Elgin/Franklin Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Energy Russia BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Exploration & Production Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
Eni Ganal Deepwater Ltd	Hamilton (Bermuda)	Indonesia	USD	12,700	Eni Lasmo Plc	100.00	100.00	F.C.
Eni Ganal Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Gas & Power LNG Australia BV	Amsterdam (Netherlands)	Australia	EUR	1,013,439	Eni International BV	100.00	100.00	F.C.
Eni Ghana Exploration and Production Ltd	Accra (Ghana)	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Eni GoM Llc	Dover (USA)	USA	USD	5,000	Eni Marketing Inc	100.00	100.00	F.C.
Eni Hewett Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Hydrocarbons Venezuela Ltd	London (United Kingdom)	Venezuela	GBP	8,050,500	Eni Lasmo Plc	100.00		Eq.
Eni In Amenas Ltd	Aberdeen (United Kingdom)	Algeria	USD	1	Eni Algeria Expl.BV	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni In Salah Ltd	Nassau (Bahamas)	Algeria	USD	1,002	Eni IS Exploration Ltd	60.48	100.00	F.C.
					Eni Algeria Expl.BV	39.52
Eni India Ltd	London (United Kingdom)	India	GBP	1	Eni Lasmo Plc	100.00		Eq.
Eni Indonesia Ltd	London (United Kingdom)	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
Eni Indonesia Ots 1 Ltd	George Town (Cayman Islands)	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni International NA NV Sàrl	Luxembourg (Luxembourg)	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
Eni Investments Plc	London (United Kingdom)	United Kingdom	GBP	750,050,000	Eni SpA Eni UK Ltd	99.99 (..)	100.00	F.C.
Eni Iran BV	Amsterdam (Netherlands)	Iran	EUR	20,000	Eni International BV	100.00		Eq.
Eni Iraq BV	Amsterdam (Netherlands)	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni IS Exploration Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni Algeria Expl.BV	100.00	100.00	F.C.
Eni Isatay BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 03-13 Ltd	London (United Kingdom)	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 06-105 Pty Ltd	Perth (Australia)	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
Eni JPDA 11-106 BV	Amsterdam (Netherlands)	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
Eni Kenya BV	Amsterdam (Netherlands)	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Krueng Mane Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Lasmo Plc	London (United Kingdom)	United Kingdom	GBP	337,638,724.25	Eni Investments Plc	99.99	100.00	F.C.
					Eni UK Ltd	(..)
Eni Lebanon BV	Amsterdam (Netherlands)	Lebanon	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Liverpool Bay Operating Co Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00		Eq.
Eni LNS Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
Eni Makassar Ltd	Hamilton (Bermuda)	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
Eni Marketing Inc	Dover (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Maroc BV	Amsterdam (Netherlands)	Morocco	EUR	20,000	Eni International BV	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
F-146

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni México S. de RL de CV	Mexico City (Mexico)	Mexico	MXN	3,000	Eni International BV Eni Oil Holdings BV	99.90 0.10	100.00	F.C.
Eni Middle East Ltd	London (United Kingdom)	United Arab Emirates	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
Eni MOG Ltd (in liquidation)	London (United Kingdom)	United Kingdom	GBP	0 (a)	Eni Lasmo Plc Eni LNS Ltd	99.99 (..)	100.00	F.C.
Eni Montenegro BV	Amsterdam (Netherlands)	Republic of Montenegro	EUR	20,000	Eni International BV	100.00		Eq.
Eni Mozambique Engineering Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni Lasmo Plc	100.00		Eq.
Eni Mozambique LNG Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Muara Bakau BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Myanmar BV	Amsterdam (Netherlands)	Myanmar	EUR	20,000	Eni International BV	100.00		Eq.
Eni New Energy Egypt SAE	Cairo (Egypt)	Egypt	EGP	250,000	Eni International BV	99.98		Eq.
					Ieoc Exploration BV	0.01
					Ieoc Production BV	0.01
Eni North Africa BV	Amsterdam (Netherlands)	Libya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni North Ganal Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Oil & Gas Inc	Dover (USA)	USA	USD	100,800	Eni America Ltd	100.00	100.00	F.C.
Eni Oil Algeria Ltd	London (United Kingdom)	Algeria	GBP	1,000	Eni Lasmo Plc	100.00	100.00	F.C.
Eni Oil Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	450,000	Eni ULX Ltd	100.00	100.00	F.C.
Eni Oman BV	Amsterdam (Netherlands)	Oman	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Peri Mahakam Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Petroleum Co Inc	Dover (USA)	USA	USD	156,600,000	Eni SpA	63.86	100.00	F.C.
					Eni International BV	36.14
Eni Petroleum US Llc	Dover (USA)	USA	USD	1,000	Eni BB Petroleum Inc	100.00	100.00	F.C.
Eni Qatar BV	Amsterdam (Netherlands)	Qatar	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni RAK BV	Amsterdam (Netherlands)	United Arab Emirates	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Rapak Deepwater Ltd	Hamilton (Bermuda)	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
Eni Rapak Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni RD Congo SA	Kinshasa (Democratic Republic of the Congo)	Democratic Republic of the Congo	CDF	750,000,000	Eni International BV Eni Oil Holdings BV	99.99 (..)		Eq.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(a) Shares without nominal value.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Rovuma Basin BV	Amsterdam (Netherlands)	Mozambique	EUR	20,000	Eni Mozamb. LNG H. BV	100.00	100.00	F.C.
Eni Sharjah BV	Amsterdam (Netherlands)	United Arab Emirates	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni South Africa BV	Amsterdam (Netherlands)	Republic of South Africa	EUR	20,000	Eni International BV	100.00		Eq.
Eni South China Sea Ltd Sàrl	Luxembourg (Luxembourg)	China	USD	20,000	Eni International BV	100.00		Eq.
Eni Timor 22-23 BV	Amsterdam (Netherlands)	East Timor	EUR	20,000	Eni International BV	100.00		Eq.
Eni TNS Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	1,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Tunisia BV	Amsterdam (Netherlands)	Tunisia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Turkmenistan Ltd	Hamilton (Bermuda)	Turkmenistan	USD	20,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
Eni UHL Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
Eni UK Holding Plc	London (United Kingdom)	United Kingdom	GBP	424,050,000	Eni Lasmo Plc	99.99	100.00	F.C.
					Eni UK Ltd	(..)
Eni UK Ltd	London (United Kingdom)	United Kingdom	GBP	50,000,000	Eni International BV	100.00	100.00	F.C.
Eni UKCS Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Ukraine Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Ukraine LLC (in liquidation)	Kiev (Ukraine)	Ukraine	UAH	98,419,627.51	Eni Ukraine Hold. BV	99.99
					Eni International BV	0.01
Eni ULT Ltd	London (United Kingdom)	United Kingdom	GBP	93,215,492.25	Eni Lasmo Plc	100.00	100.00	F.C.
Eni ULX Ltd	London (United Kingdom)	United Kingdom	GBP	200,010,000	Eni ULT Ltd	100.00	100.00	F.C.
Eni US Operating Co Inc	Dover (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni USA Gas Marketing Llc	Dover (USA)	USA	USD	10,000	Eni Marketing Inc	100.00	100.00	F.C.
Eni USA Inc	Dover (USA)	USA	USD	1,000	Eni Oil & Gas Inc	100.00	100.00	F.C.
Eni Venezuela BV	Amsterdam (Netherlands)	Venezuela	EUR	20,000	Eni Venezuela E&P H.	100.00	100.00	F.C.
Eni Venezuela E&P Holding SA	Bruxelles (Belgium)	Belgium	USD	254,443,200	Eni International BV	99.99	100.00	F.C.
					Eni Oil Holdings BV	(..)
Eni Vietnam BV	Amsterdam (Netherlands)	Vietnam	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni West Ganal Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni West Timor Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Yemen Ltd	London (United Kingdom)	United Kingdom	GBP	1,000	Burren Energy Plc	100.00		Eq.
Export LNG Ltd	Hong Kong (Hong Kong)	Republic of the Congo	USD	322,325,000	Eni SpA	100.00	100.00	F.C.
First Calgary Petroleums LP	Wilmington (USA)	Algeria	USD	1	Eni Canada Hold. Ltd	99.99	100.00	F.C.
					FCP Partner Co ULC	0.01
First Calgary Petroleums Partner Co ULC	Calgary (Canada)	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
Ieoc Exploration BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00		Eq.
Ieoc Production BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Lasmo Sanga Sanga Ltd	Hamilton (Bermuda)	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
Liverpool Bay CCS Ltd	London (United Kingdom)	United Kingdom	GBP	117,310,000	Eni CCUS H. Ltd	100.00	100.00	F.C.
Liverpool Bay Ltd (in liquidation)	London (United Kingdom)	United Kingdom	USD	1	Eni ULX Ltd	100.00		Co.
LLC "Eni Energhia"	Moscow (Russia)	Russia	RUB	2,000,000	Eni Energy Russia BV	99.90		Eq.
					Eni Oil Holdings BV	0.10
Mizamtec Operating Company S. de RL de CV	Mexico City (Mexico)	Mexico	MXN	3,000	Eni US Op. Co Inc	99.90		Eq.
					Eni Petroleum Co Inc	0.10
Nigerian Agip CPFA Ltd	Lagos (Nigeria)	Nigeria	NGN	1,262,500	NAOC Ltd	98.02		Co.
					Agip En Nat Res. Ltd	0.99
					Nigerian Agip E. Ltd	0.99
Nigerian Agip Exploration Ltd	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV	99.99	100.00	F.C.
					Eni Oil Holdings BV	0.01
Nigerian Agip Oil Co Ltd	Abuja (Nigeria)	Nigeria	NGN	1,800,000	Eni International BV	99.89	100.00	F.C.
					Eni Oil Holdings BV	0.11
Zetah Congo Ltd	Nassau (Bahamas)	Republic of the Congo	USD	300	Eni Congo SAU	66.67		Co.
					Burren En. Congo Ltd	33.33
Zetah Kouilou Ltd	Nassau (Bahamas)	Republic of the Congo	USD	2,000	Eni Congo SAU	54.50		Co.
					Burren En. Congo Ltd	37.00
					Third parties	8.50

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

GLOBAL GAS & LNG PORTFOLIO

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Gas Transport Services Srl	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
Eni Global Energy Markets SpA	Rome	Italy	EUR	41,233,720	Eni SpA	100.00	100.00	F.C.
LNG Shipping SpA	San Donato Milanese (MI)	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni España Comercializadora de Gas SAU	Madrid (Spain)	Spain	EUR	2,340,240	Eni SpA	100.00	100.00	F.C.
Eni G&P Trading BV	Amsterdam (Netherlands)	Turkey	EUR	70,000	Eni International BV	100.00	100.00	F.C.
Eni Gas Liquefaction BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
F-150

ENILIVE, REFINING AND CHEMICALS

Enilive and Refining

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Ecofuel SpA	San Donato Milanese (MI)	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
EniBioCh4 in Alexandria Srl Società Agricola	San Donato Milanese (MI)	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
EniBioCh4in Aprilia Srl	San Donato Milanese (MI)	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
EniBioCh4 in Flaibano Srl Società Agricola	San Donato Milanese (MI)	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
EniBioCh4 in Grupellum Società Agricola Srl	San Donato Milanese (MI)	Italy	EUR	100,000	EniBioCh4in SpA	98.00	98.00	F.C.
					Third parties	2.00
EniBioCh4 in Jonica Srl	San Donato Milanese (MI)	Italy	EUR	20,000	EniBioCh4in SpA	100.00	100.00	F.C.
EniBioCh4 in Momo Società Agricola Srl	San Donato Milanese (MI)	Italy	EUR	20,000	EniBioCh4in SpA	100.00	100.00	F.C.
EniBioCh4 in Pannellia BioGas Srl Società Agricola	San Donato Milanese (MI)	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
EniBioCh4 in Po Energia Srl Società Agricola (former Po' Energia Srl Società Agricola)	San Donato Milanese (MI)	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
EniBioCh4 in Quadruvium Srl Società Agricola	San Donato Milanese (MI)	Italy	EUR	100,000	EniBioCh4in SpA	100.00	100.00	F.C.
EniBioCh4 in Service BioGas Srl	San Donato Milanese (MI)	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
EniBioCh4 in SpA	San Donato Milanese (MI)	Italy	EUR	2,500,000	Eni Sust. Mobility SpA	100.00	100.00	F.C.
Enimoov SpA (former Eni Fuel SpA)	Rome	Italy	EUR	59,944,310	Eni Sust. Mobility SpA	100.00	100.00	F.C.
Eni Sustainable Mobility SpA	Rome	Italy	EUR	311,509,143	Eni SpA	100.00	100.00	F.C.
Eni Trade & Biofuels SpA	Rome	Italy	EUR	22,568,759	Eni SpA	100.00	100.00	F.C.
Petroven Srl	Genova	Italy	EUR	918,520	Ecofuel SpA	100.00	100.00	F.C.
Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni Sust. Mobility SpA	100.00	100.00	F.C.
SeaPad SpA	Genova	Italy	EUR	12,400,000	Ecofuel SpA	80.00		Eq.
					Third parties	20.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Abu Dhabi Refining & Trading BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Abu Dhabi Refining & Trading Services BV	Amsterdam (Netherlands)	United Arab Emirates	EUR	20,000	Eni Abu Dhabi R&T BV	100.00		Eq.
Eni Austria GmbH	Wien (Austria)	Austria	EUR	78,500,000	Eni Sust. Mobility SpA	75.00	100.00	F.C.
					Eni Deutsch. GmbH	25.00
Eni Benelux BV	Rotterdam (Netherlands)	Netherlands	EUR	1,934,040	Eni Sust. Mobility SpA	100.00	100.00	F.C.
Eni Deutschland GmbH	Munich (Germany)	Germany	EUR	90,000,000	Eni Sust. Mobility SpA	89.00	100.00	F.C.
					Eni International BV	11.00
Eni Ecuador SA	Quito (Ecuador)	Ecuador	USD	103,142.08	Eni International BV	99.93	100.00	F.C.
					Esain SA	0.07
Eni Energy (Shanghai) Co Ltd	Shanghai (China)	China	EUR	5,000,000	Eni Sust. Mobility SpA	100.00	100.00	F.C.
Eni France Sàrl	Lyon (France)	France	EUR	56,800,000	Eni Sust. Mobility SpA	100.00	100.00	F.C.
Eni Iberia SLU	Alcobendas (Spain)	Spain	EUR	17,299,100	Eni Sust. Mobility SpA	100.00	100.00	F.C.
Eni Marketing Austria GmbH	Wien (Austria)	Austria	EUR	19,621,665.23	Eni Mineralölh. GmbH	99.99	100.00	F.C.
					Eni Sust. Mobility SpA	(..)
Eni Mineralölhandel GmbH	Wien (Austria)	Austria	EUR	34,156,232.06	Eni Austria GmbH	100.00	100.00	F.C.
Eni Schmiertechnik GmbH	Wurzburg (Germany)	Germany	EUR	2,000,000	Eni Deutsch. GmbH	100.00	100.00	F.C.
Eni Suisse SA	Lausanne (Switzerland)	Switzerland	CHF	102,500,000	Eni Sust. Mobility SpA	100.00	100.00	F.C.
Eni Sustainable Mobility US Inc	Dover (USA)	USA	USD	1,000	Eni Sust. Mobility SpA	100.00	100.00	F.C.
Eni Trading & Shipping Inc	Dover (USA)	USA	USD	1,000,000	ET&B SpA	100.00	100.00	F.C.
Eni Transporte y Suministro México S. de RL de CV	Mexico City (Mexico)	Mexico	MXN	3,000	Eni International BV	99.90	100.00	F.C.
					Eni Oil Holdings BV	0.10
Eni USA R&M Co Inc	Wilmington (USA)	USA	USD	11,000,000	Eni International BV	100.00		Eq.
Esacontrol SA	Quito (Ecuador)	Ecuador	USD	60,000	Eni Ecuador SA Third parties	87.00 13.00		Eq.
Esain SA	Quito (Ecuador)	Ecuador	USD	30,000	Eni Ecuador SA Tecnoesa SA	99.99 (..)	100.00	F.C.
Oléoduc du Rhône SA	Bovernier (Switzerland)	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
Tecnoesa SA	Quito (Ecuador)	Ecuador	USD	36,000	Eni Ecuador SA Esain SA	99.99 (..)		Eq.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
F-152

Chemicals

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Versalis SpA	San Donato Milanese (MI)	Italy	EUR	300,000,000	Eni SpA	100.00	100.00	F.C.
Finproject SpA	Morrovalle (MC)	Italy	EUR	18,500,000	Versalis SpA	100.00	100.00	F.C.
Mater-Agro Srl	Novara	Italy	EUR	50,000	Novamont SpA	85.00		Eq.
					Third parties	15.00
Mater-Biotech SpA	Novara	Italy	EUR	120,000	Novamont SpA	100.00	100.00	F.C.
Matrìca SpA	Porto Torres (SS)	Italy	EUR	37,500,000	Novamont SpA	50.00	100.00	F.C.
					Versalis SpA	50.00
Novamont SpA	Novara	Italy	EUR	20,000,000	Versalis SpA	100.00	100.00	F.C.

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Asian Compounds Ltd	Hong Kong (Hong Kong)	Hong Kong	HKD	1,000	Finproject Asia Ltd	100.00	100.00	F.C.
BBI Sverige AB	Torsby (Sweden)	Sweden	SEK	100,000	BioBag International	100.00		Eq.
BioBag Americas Inc	Dunedin (USA)	USA	USD	476	BioBag International	100.00	100.00	F.C.
BioBag Finland OY	Vantaa (Finland)	Finland	EUR	203,784	BioBag International	97.99		Eq.
					Third parties	2.01
BioBag Inc	Toronto (Canada)	Canada	CAD	100	BioBag International	100.00		Eq.
BioBag International AS	Indre Østfold (Norway)	Norway	NOK	3,565,000	Novamont SpA	100.00	100.00	F.C.
BioBag Norge AS	Indre Østfold (Norway)	Norway	NOK	200,000	BioBag International	100.00		Eq.
BioBag Plastics Ltd	Delgany (Ireland)	Ireland	EUR	1,000	BioBag International	90.10		Eq.
					Third parties	9.90
BioBag Polska Sp zoo	Wroclaw (Poland)	Poland	PLN	106,100	BioBag International	100.00		Eq.
BioBag UK Ltd	Belfast (United Kingdom)	United Kingdom	GBP	1,000	BioBag International	90.10		Eq.
					Third parties	9.90
BioBag Zenzo A/S	Hillerød (Denmark)	Denmark	DKK	400,000	BioBag International	100.00		Eq.
Dagöplast AS	Hiiumaa (Estonia)	Estonia	EUR	76,800	BioBag International	100.00	100.00	F.C.
Dunastyr Polisztirolgyártó Zártkörûen Mûködõ Részvénytársaság	Budapest (Hungary)	Hungary	HUF	5,219,443,200	Versalis SpA Versalis Deutsch. GmbH	96.34 1.83	100.00	F.C.
					Versalis International SA	1.83
Finproject Asia Ltd	Hong Kong (Hong Kong)	Hong Kong	USD	1,000	Finproject SpA	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Finproject Brasil Industria De Solados Eireli	Franca (Brazil)	Brazil	BRL	1,000,000	Finproject SpA	100.00		Eq.
Finproject Guangzhou Trading Co Ltd	Guangzhou (China)	China	USD	180,000	Finproject SpA	100.00	100.00	F.C.
Finproject India Pvt Ltd	Jaipur (India)	India	INR	46,712,940	Versalis Singapore P. Ltd	99.99	100.00	F.C.
					Finproject SpA	(..)
Finproject Romania Srl	Valea Lui Mihai (Romania)	Romania	RON	7,523,030	Finproject SpA	100.00	100.00	F.C.
Finproject Viet Nam Company Limited	Hai Phong (Vietnam)	Vietnam	VND	19,623,250,000	Finproject Asia Ltd	100.00		Eq.
Foam Creations (2008) Inc	Quebec City (Canada)	Canada	CAD	1,215,000	Finproject SpA	100.00	100.00	F.C.
Foam Creations México SA de CV	León (Mexico)	Mexico	MXN	35,956,433	Foam Creations (2008)	53.23	100.00	F.C.
					Finproject SpA	46.77
Novamont France SAS	Paris (France)	France	EUR	40,000	Novamont SpA	100.00	100.00	F.C.
Novamont GmbH	Eschborn (Germany)	Germany	EUR	25,564	Novamont SpA	100.00		Eq.
Novamont Iberia SLU	Cornellà de Llobregat (Spain)	Spain	EUR	50,000	Novamont SpA	100.00	100.00	F.C.
Novamont North America Inc	Shelton (USA)	USA	USD	50,000	Novamont SpA	100.00	100.00	F.C.
Padanaplast America Llc	Wilmington (USA)	USA	USD	70,000	Finproject SpA	100.00		Eq.
Padanaplast Deutschland GmbH	Hannover (Germany)	Germany	EUR	25,000	Finproject SpA	100.00		Eq.
Versalis Americas Inc	Dover (USA)	USA	USD	100,000	Versalis International SA	100.00	100.00	F.C.
Versalis Congo Sarlu	Pointe-Noire (Republic of the Congo)	Republic of the Congo	XAF	1,000,000	Versalis International SA	100.00	100.00	F.C.
Versalis Deutschland GmbH	Eschborn (Germany)	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
Versalis France SAS	Mardyck (France)	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
Versalis International Côte d'Ivoire Sarlu	Abidjan (Ivory Coast)	Ivory Coast	XOF	270,000,000	Versalis International SA	100.00		Eq.
Versalis International SA	Bruxelles (Belgium)	Belgium	EUR	15,449,173.88	Versalis SpA Versalis Deutsch. GmbH	59.00 23.71	100.00	F.C.
					Dunastyr Zrt	14.43
					Versalis France	2.86
Versalis Kimya Ticaret Limited Sirketi	Istanbul (Turkey)	Turkey	TRY	20,000	Versalis International SA	100.00	100.00	F.C.
Versalis México S. de RL de CV	Mexico City (Mexico)	Mexico	MXN	45,001,000	Versalis International SA	99.99	100.00	F.C.
					Versalis SpA	(..)
Versalis Pacific (India) Private Ltd	Mumbai (India)	India	INR	238,700	Versalis Singapore P. Ltd	99.99	100.00	F.C.
					Versalis International SA	(..)
Versalis Pacific Trading (Shanghai) Co Ltd	Shanghai (China)	China	CNY	15,237,236	Versalis SpA	100.00	100.00	F.C.
Versalis Singapore Pte Ltd	Singapore (Singapore)	Singapore	SGD	5,886,800	Versalis SpA	100.00	100.00	F.C.
Versalis UK Ltd	London (United Kingdom)	United Kingdom	GBP	4,018,042	Versalis SpA	100.00	100.00	F.C.
Versalis Zeal Ltd	Takoradi (Ghana)	Ghana	GHS	5,650,000	Versalis International SA	80.00	80.00	F.C.
					Third parties	20.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

PLENITUDE & POWER

Plenitude

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Eni Plenitude SpA Società Benefit	San Donato Milanese (MI)	Italy	EUR	770,000,000	Eni SpA	100.00		100.00	F.C.
Agrikroton Srl - Società Agricola	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00		100.00	F.C.
Be Charge Srl	Milan	Italy	EUR	500,000	Be Power SpA	100.00		100.00	F.C.
Be Charge Valle d'Aosta Srl	Milan	Italy	EUR	10,000	Be Charge Srl	100.00		100.00	F.C.
Be Power SpA	Milan	Italy	EUR	698,251	Eni Plenitude SpA SB	99.19	(a)	100.00	F.C.
					Third parties	0.81
Borgia Wind Srl	Cesena (FC)	Italy	EUR	100,000	Eni Plen. Wind 2020 Srl	100.00		100.00	F.C.
Corridonia Energia Srl	Cesena (FC)	Italy	EUR	20,000	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.
Dynamica Srl	Cesena (FC)	Italy	EUR	50,000	Eni Plen. Wind 2022 SpA	100.00		100.00	F.C.
Ecoener Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00		100.00	F.C.
Elettro Sannio Wind 2 Srl	Cesena (FC)	Italy	EUR	1,225,000	Eni Plen. Wind 2022 SpA	100.00		100.00	F.C.
Enerkall Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00		100.00	F.C.
Eni New Energy SpA	San Donato Milanese (MI)	Italy	EUR	9,296,000	Eni Plenitude SpA SB	100.00		100.00	F.C.
Eni Plenitude Miniwind Srl (former SEF Miniwind Srl)	Cesena (FC)	Italy	EUR	50,000	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.
Eni Plenitude Società Agricola Bio Srl (former Società Agricola SEF Bio Srl)	Cesena (FC)	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.
Eni Plenitude Solar & Miniwind Italia Srl (former SEF Srl)	Cesena (FC)	Italy	EUR	25,000	Eni New Energy SpA	100.00		100.00	F.C.
Eni Plenitude Solar Abruzzo Srl (former SEF Solar Abruzzo Srl)	Cesena (FC)	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.
Eni Plenitude Solar III Srl (former SEF Green Srl)	Cesena (FC)	Italy	EUR	500	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.
Eni Plenitude Solar II Srl (former SEF Solar II Srl)	Cesena (FC)	Italy	EUR	1,000	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.
Eni Plenitude Solar Srl (former SEF Solar Srl)	Cesena (FC)	Italy	EUR	120,000	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a) Controlling interest:	Eni Plenitude SpA SB	100.00

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Plenitude Technical Services Srl (former PLT Engineering Srl)	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
Eni Plenitude Wind & Energy Srl (former PLT Energia Srl)	Cesena (FC)	Italy	EUR	3,865,474	Eni New Energy SpA	100.00	100.00	F.C.
Eni Plenitude Wind 2020 Srl (former PLT Wind 2020 Srl)	Cesena (FC)	Italy	EUR	1,000,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
Eni Plenitude Wind 2022 SpA (former PLT Wind 2022 SpA)	Cesena (FC)	Italy	EUR	1,000,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
Eolica Pietramontecorvino Srl	Cesena (FC)	Italy	EUR	100,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
Eolica Wind Power Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Wind 2022 SpA	100.00	100.00	F.C.
Eolo Energie - Corleone - Campofiorito Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
Evolvere SpA Società Benefit	Milan	Italy	EUR	1,130,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Evolvere Venture SpA	Milan	Italy	EUR	50,000	Evolvere SpA Soc. Ben.	100.00	100.00	F.C.
Faren Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Solar III Srl	100.00	100.00	F.C.
FAS Srl	Cesena (FC)	Italy	EUR	119,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
Fotovoltaica Pietramontecorvino Srl	Cesena (FC)	Italy	EUR	100,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
FV4P Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
Gemsa Solar Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
GPC Due Srl	Cesena (FC)	Italy	EUR	12,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
GPC Uno Srl	Cesena (FC)	Italy	EUR	25,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
Green Parity Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
Lugo Società Agricola Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	100.00	F.C.
Lugo Solar Tech Srl	Cesena (FC)	Italy	EUR	100,000	Eni Plen. Solar Srl	100.00	100.00	F.C.
Marano Solar Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Marano Solare Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
Marcellinara Wind Srl	Cesena (FC)	Italy	EUR	35,000	Eni Plen. Wind 2022 SpA	100.00	100.00	F.C.
Micropower Srl	Cesena (FC)	Italy	EUR	30,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
Molinetto Srl	Cesena (FC)	Italy	EUR	10,000	Faren Srl	100.00	100.00	F.C.
Montefano Energia Srl	Cesena (FC)	Italy	EUR	20,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
Monte San Giusto Solar Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
Olivadi Srl	Cesena (FC)	Italy	EUR	100,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
Parco Eolico di Tursi e Colobraro Srl	Cesena (FC)	Italy	EUR	31,000	Eni Plen. Wind 2022 SpA	100.00	100.00	F.C.
Pescina Wind Srl	Cesena (FC)	Italy	EUR	50,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
Pieve5 Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	100.00	F.C.
Pollenza Sole Srl	Cesena (FC)	Italy	EUR	32,500	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
Ravenna 1 FTV Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
RF-AVIO Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
RF-Cavallerizza Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
Ruggiero Wind Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
SAV - Santa Maria Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Wind 2022 SpA	100.00	100.00	F.C.
Società Agricola Agricentro Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	100.00	F.C.
Società Agricola Casemurate Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
Società Agricola Forestale Pianura Verde Srl	Cesena (FC)	Italy	EUR	100,000	Soc. Agr. Agricentro Srl	100.00	100.00	F.C.
Società Agricola Isola d'Agri Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Società Agricola L'Albero Azzurro Srl	Cesena (FC)	Italy	EUR	100,000	Soc. Agr. Agricentro Srl	100.00	100.00	F.C.
Timpe Muzzunetti 2 Srl	Cesena (FC)	Italy	EUR	2,500	Eni Plen. Wind & En. Srl	70.00	70.00	F.C.
					Third parties	30.00
Vivaro FTV Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
VRG Wind 127 Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
VRG Wind 149 Srl	Cesena (FC)	Italy	EUR	10,000	Eni Plen. Wind 2022 SpA	100.00	100.00	F.C.
W-Energy Srl	Cesena (FC)	Italy	EUR	93,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
Wind Salandra Srl	Cesena (FC)	Italy	EUR	100,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
Windsol Srl	Cesena (FC)	Italy	EUR	3,250,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
Wind Turbines Engineering 2 Srl	Cesena (FC)	Italy	EUR	5,450,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

 OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Ljubljana (Slovenia)	Slovenia	EUR	12,956,935	Eni Plenitude SpA SB Third parties	51.00 49.00	51.00	F.C.
Aleria Solar SAS	Bastia (France)	France	EUR	100	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
Almazara Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Alpinia Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Anberia Invest SLU	Madrid (Spain)	Spain	EUR	13,000	Eni Plen. T. S. Spain	100.00	100.00	F.C.
Argon SAS	Argenteuil (France)	France	EUR	180,000	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
Armadura Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Arm Wind Llp	Astana (Kazakhstan)	Kazakhstan	KZT	19,069,100,000	Eni Energy Solutions BV	100.00	100.00	F.C.
Athies-Samoussy Solar PV1 SAS	Argenteuil (France)	France	EUR	68,000	Krypton SAS	100.00	100.00	F.C.
Athies-Samoussy Solar PV2 SAS	Argenteuil (France)	France	EUR	40,000	Krypton SAS	100.00	100.00	F.C.
Athies-Samoussy Solar PV3 SAS	Argenteuil (France)	France	EUR	36,000	Krypton SAS	100.00	100.00	F.C.
Athies-Samoussy Solar PV4 SAS	Argenteuil (France)	France	EUR	14,000	Xenon SAS	100.00	100.00	F.C.
Athies-Samoussy Solar PV5 SAS	Argenteuil (France)	France	EUR	14,000	Xenon SAS	100.00	100.00	F.C.
Atlante Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Belle Magiocche Solaire SAS	Bastia (France)	France	EUR	10,000	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
Boceto Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Bonete Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Brazoria Class B Member Llc	Dover (USA)	USA	USD	1,000	Eni New Energy US Inc	100.00	100.00	F.C.
Brazoria County Solar Project Llc	Dover (USA)	USA	USD	1,000	Brazoria HoldCo Llc	100.00	90.69	F.C.
Brazoria HoldCo Llc	Dover (USA)	USA	USD	194,670,209	Brazoria Class B	90.69	90.69	F.C.
					Third parties	9.31
BT Kellam Solar Llc	Austin (USA)	USA	USD	1,000	Kellam Tax Eq. Partn.	100.00	95.25	F.C.
Camelia Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Celtis Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Chapitel Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Corazon Energy Class B Llc	Dover (USA)	USA	USD	100	Eni New Energy US Inc	100.00	100.00	F.C.
Corazon Energy Llc	Dover (USA)	USA	USD	100	Corazon Tax Eq. Part. Llc	100.00	94.03	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Corazon Energy Services Llc	Dover (USA)	USA	USD	100	Eni New Energy US Inc	100.00		Eq.
Corazon Tax Equity Partnership Llc	Dover (USA)	USA	USD	184,488,333	Corazon En. Class B Llc	94.03	94.03	F.C.
					Third parties	5.97
Corlinter 5000 SLU	Madrid (Spain)	Spain	EUR	13,000	Eni Plen. T. S. Spain	100.00	100.00	F.C.
Cornisa Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Desarrollos Empresariales Illas SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Desarrollos Energéticos Riojanos SL	Madrid (Spain)	Spain	EUR	876,042	Eni Plenitude SpA SB	60.00	100.00	F.C.
					Energías Amb. de Outes	40.00
Ecovent Parc Eolic SAU	Madrid (Spain)	Spain	EUR	1,037,350	Eni Plenitude SpA SB	100.00	100.00	F.C.
Ekain Renovables SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	100.00	F.C.
Energía Eólica Boreas SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Energías Alternativas Eólicas Riojanas SL	Madrid (Spain)	Spain	EUR	2,008,901.71	Eni Plenitude SpA SB	57.50	100.00	F.C.
					Des. Energéticos Riojanos	42.50
Energías Ambientales de Outes SLU	Madrid (Spain)	Spain	EUR	643,451.49	Eni Plenitude SpA SB	100.00	100.00	F.C.
Eni Energy Solutions BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Eni Gas & Power France SA	Levallois Perret (France)	France	EUR	239,500,800	Eni Plenitude SpA SB	99.99	100.00	F.C.
					Third parties	(..)
Eni New Energy Australia Pty Ltd	Perth (Australia)	Australia	AUD	4	Eni Plenitude SpA SB	100.00	100.00	F.C.
Eni New Energy Batchelor Pty Ltd	Perth (Australia)	Australia	AUD	1	Eni New En. Aus. Pty Ltd	100.00	100.00	F.C.
Eni New Energy Katherine Pty Ltd	Perth (Australia)	Australia	AUD	1	Eni New En. Aus. Pty Ltd	100.00	100.00	F.C.
Eni New Energy Manton Dam Pty Ltd	Perth (Australia)	Australia	AUD	1	Eni New En. Aus. Pty Ltd	100.00	100.00	F.C.
Eni New Energy US Holding Llc	Dover (USA)	USA	USD	100	Eni New Energy US Inc	99.00	100.00	F.C.
					Eni New Energy US Inv.Inc	1.00
Eni New Energy US Inc	Dover (USA)	USA	USD	100	Eni Plenitude SpA SB	100.00	100.00	F.C.
Eni New Energy US Investing Inc	Dover (USA)	USA	USD	1,000	Eni New Energy US Inc	100.00	100.00	F.C.
Eni Plenitude Iberia SLU	Santander (Spain)	Spain	EUR	3,192,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Eni Plenitude Investment Colombia SAS (former PLT Colombia SAS)	Bogotà (Colombia)	Colombia	COP	510,840,000	Eni Plen. Wind & En. Srl	51.00	51.00	F.C.
					Third parties	49.00
Eni Plenitude Investment Spain SL (former PLT Spagna SL)	Madrid (Spain)	Spain	EUR	100,000	Eni Plen. Wind & En. Srl	51.00	51.00	F.C.
					Third parties	49.00
Eni Plenitude Operations France SAS	Argenteuil (France)	France	EUR	1,116,489.72	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Eni Plenitude Renewables France SAS	Argenteuil (France)	France	EUR	51,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Eni Plenitude Renewables Hellas Single Member SA	Athens (Greece)	Greece	EUR	8,227,464	Eni Plenitude SpA SB	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Plenitude Renewables Renewables Luxembourg Sàrl	Luxembourg (Luxembourg)	Luxembourg	EUR	10,253,560	Eni Plenitude SpA SB	100.00	100.00	F.C.
Eni Plenitude Renewables Spain SLU	Madrid (Spain)	Spain	EUR	6,680	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Eni Plenitude Rooftop France SAS	Argenteuil (France)	France	EUR	40,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Eni Plenitude Technical Services Colombia SAS (former PLT Engineering Colombia SAS)	Bogotà (Colombia)	Colombia	COP	1,000,000	Eni Plen. Tech. Serv. Srl Third parties	60.00 40.00	60.00	F.C.
Eni Plenitude Technical Services Romania Srl (former PLT Engineering Romania Srl)	Cluj-Napoca (Romania)	Romania	RON	4,400	Eni Plen. Tech. Serv. Srl Ruggiero Wind Srl	95.00 5.00	100.00	F.C.
Eni Plenitude Technical Services Spain SLU (formerPLTEngineering Spagna SLU)	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Tech. Serv. Srl	100.00	100.00	F.C.
Eolica Cuellar de la Sierra SLU	Madrid (Spain)	Spain	EUR	110,999.77	Eni Plen. Inv. Spain SL	100.00	51.00	F.C.
Estanque Redondo Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Fortaleza Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Fotovoltaica Escudero SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Garita Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Gas Supply Company Thessaloniki-Thessalia SA	Thessaloniki (Greece)	Greece	EUR	13,761,788	Eni Plenitude SpA SB	100.00	100.00	F.C.
Guajillo Energy Storage Llc	Dover (USA)	USA	USD	100	Eni New Energy US H. Llc	100.00	100.00	F.C.
Guilleus Consulting SLU	Madrid (Spain)	Spain	EUR	13,000	Eni Plen. T. S. Spain	100.00	100.00	F.C.
HLS Bonete PV SLU	Madrid (Spain)	Spain	EUR	3,602	HLS Bonete Topco SLU	100.00	100.00	F.C.
HLS Bonete Topco SLU	Madrid (Spain)	Spain	EUR	6,602	Eni Plenitude SpA SB	100.00	100.00	F.C.
Holding Lanas Solar Sàrl	Argenteuil (France)	France	EUR	100	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
Inveese SAS	Bogotá (Colombia)	Colombia	COP	100,000,000	Eni Plen. Inv. Colombia Third parties	75.00 25.00	38.25	F.C.

Ixia Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Kellam Solar Class B Llc	Dover (USA)	USA	USD	1	Eni New Energy US Inc	100.00	100.00	F.C.
Kellam Tax Equity Partnership Llc	Dover (USA)	USA	USD	41,199,357	Kellam Solar Class B	95.25	95.25	F.C.
					Third parties	4.75
Krypton SAS	Argenteuil (France)	France	EUR	180,000	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
Ladronera Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
Lanas Solar SAS	Argenteuil (France)	France	EUR	100	Holding Lanas Solar Sàrl	100.00	100.00	F.C.
Maristella Directorship SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Spain SLU	100.00	100.00	F.C.
Membrio Solar SLU	Lodosa (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Miburia Trade SLU	Madrid (Spain)	Spain	EUR	13,000	Eni Plen. T. S. Spain	100.00	100.00	F.C.
Olea Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren.Lux. Sàrl	100.00	100.00	F.C.
Opalo Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux.Sàrl	100.00	100.00	F.C.
Pistacia Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux.Sàrl	100.00	100.00	F.C.
POP Solar SAS	Argenteuil (France)	France	EUR	1,000	Eni Plen. Ren. Lux.Sàrl	100.00	100.00	F.C.
Punes Trade SLU	Madrid (Spain)	Spain	EUR	13,000	Eni Plen. T. S. Spain	100.00	100.00	F.C.
Renopool 1 SLU	Madrid (Spain)	Spain	EUR	3,015	Eni Plen. Ren. Spain SLU	100.00	100.00	F.C.
SKGRPV1 Single Member Private Company	Athens (Greece)	Greece	EUR	37,600	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV2 Single Member Private Company	Athens (Greece)	Greece	EUR	39,600	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV3 Single Member Private Company	Athens (Greece)	Greece	EUR	37,600	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV4 Single Member Private Company	Athens (Greece)	Greece	EUR	36,600	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV5 Single Member Private Company	Athens (Greece)	Greece	EUR	22,600	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV6 Single Member Private Company	Athens (Greece)	Greece	EUR	28,300	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV7 Single Member Private Company	Athens (Greece)	Greece	EUR	66,000	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV8 Single Member Private Company	Athens (Greece)	Greece	EUR	27,200	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV9 Single Member Private Company	Athens (Greece)	Greece	EUR	27,200	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV10 Single Member Private Company	Athens (Greece)	Greece	EUR	19,800	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV11 Single Member Private Company	Athens (Greece)	Greece	EUR	26,300	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV12 Single Member Private Company	Athens (Greece)	Greece	EUR	31,000	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV13 Single Member Private Company	Athens (Greece)	Greece	EUR	45,100	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV14 Single Member Private Company	Athens (Greece)	Greece	EUR	121,900	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV15 Single Member Private Company	Athens (Greece)	Greece	EUR	39,000	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV16 Single Member Private Company	Athens (Greece)	Greece	EUR	32,000	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV17 Single Member Private Company	Athens (Greece)	Greece	EUR	50,200	Eni Plen. Renew.Hellas	100.00	100.00	F.C.
SKGRPV18 Single Member Private Company	Athens (Greece)	Greece	EUR	6,200	Eni Plen. Renew.Hellas	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
F-162

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
SKGRPV19Single Member Private Company	Athens (Greece)	Greece	EUR	91,400	Eni Plen. Renew. Hellas	100.00		100.00	F.C.
SKGRPV20 Single Member Private Company	Athens (Greece)	Greece	EUR	59,200	Eni Plen. Renew. Hellas	100.00		100.00	F.C.
Tantalio Renovables SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Spain SLU	100.00		100.00	F.C.
Tebar Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00		100.00	F.C.
Wind Grower SLU	Ourense (Spain)	Spain	EUR	593,000	Eni Plen. T. S. Spain	100.00		100.00	F.C.
Wind Hero SLU	Ourense (Spain)	Spain	EUR	563,000	Eni Plen. T. S. Spain	100.00		100.00	F.C.
Xenon SAS	Argenteuil (France)	France	EUR	1,500,100	Eni Plen. Op. Fr. SAS	0.01	(a)	100.00	F.C.
					Third parties	99.99
Zinnia Solar SLU	Madrid (Spain)	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00		100.00	F.C.

Power

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
EniPower SpA	San Donato Milanese (MI)	Italy	EUR	200,000,000	Eni SpA Third parties	51.00 49.00	51.00	F.C.
EniPower Mantova SpA	San Donato Milanese (MI)	Italy	EUR	144,000,000	EniPower SpA	86.50	44.12	F.C.
					Third parties	13.50

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a) Controlling interest:	Eni Plenitude Operations France SAS	100.00

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	2,000,000	Eni SpA	100.00	100.00	F.C.
D-Share SpA	Milan	Italy	EUR	121,719.25	AGI SpA	100.00	100.00	F.C.
Eni Corporate University SpA	San Donato Milanese (MI)	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
Eni Energia Italia Srl	San Donato Milanese (MI)	Italy	EUR	50,000	Eni SpA	100.00		Co.
Eni Trading & Shipping SpA (in liquidation)	Rome	Italy	EUR	334,171	Eni SpA	100.00		Co.
EniProgetti SpA	Venezia Marghera (VE)	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.
EniServizi SpA	San Donato Milanese (MI)	Italy	EUR	13,427,419.08	Eni SpA	100.00	100.00	F.C.
Eniverse Ventures Srl	San Donato Milanese (MI)	Italy	EUR	1,550,000	Eni SpA	100.00		Co.
Enivibes Srl	Milan	Italy	EUR	3,552,632	Eniverse Third parties	76.00 24.00
									Servizi Aerei SpA	San Donato Milanese (MI)	Italy	EUR	48,205,536	Eni SpA	100.00	100.00	F.C.

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Banque Eni SA	Bruxelles (Belgium)	Belgium	EUR	50,000,000	Eni International BV	99.90	100.00	F.C.
					Eni Oil Holdings BV	0.10
Eni Finance USA Inc	Dover (USA)	USA	USD	2,500,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Insurance DAC	Dublin (Ireland)	Ireland	EUR	500,000,000	Eni SpA	100.00	100.00	F.C.
Eni International BV	Amsterdam (Netherlands)	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.
Eni International Resources Ltd	London (United Kingdom)	United Kingdom	GBP	50,000	Eni SpA Eni UK Ltd	99.99 (..)	100.00	F.C.
Eni Next Llc	Dover (USA)	USA	USD	100	Eni Petroleum Co Inc	100.00	100.00	F.C.
EniProgetti Egypt Ltd	Cairo (Egypt)	Egypt	EGP	50,000	EniProgetti SpA	99.00		Eq.
					Eni SpA	1.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Rewind SpA	San Donato Milanese (MI)	Italy	EUR	101,755,495.30	Eni SpA Third parties	99.99 (..)	100.00	F.C.
Industria Siciliana Acido Fosforico - ISAF -SpA (in liquidation)	Gela (CL)	Italy	EUR	1,300,000	Eni Rewind SpA	52.00		Eq.
					Third parties	48.00
Progetto Nuraghe Scarl	Porto Torres (SS)	Italy	EUR	10,000	Eni Rewind SpA	100.00		Eq.

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Rewind International BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Oleodotto del Reno SA	Coira (Switzerland)	Switzerland	CHF	1,550,000	Eni Rewind SpA	100.00		Eq.

JOINT ARRANGEMENTS AND ASSOCIATES

EXPLORATION & PRODUCTION

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agri-Energy Srl (†)	Jolanda di Savoia (FE)	Italy	EUR	50,000	Eni Natural Energies SpA	50.00		Eq.
					Third parties	50.00
Azule Energy Angola SpA	San Donato Milanese (MI)	Angola	EUR	20,200,000	Azule Energy Holdings Ltd	100.00
Mozambique Rovuma Venture SpA (†)	San Donato Milanese (MI)	Mozambique	EUR	20,000,000	Eni SpA Third parties	35.71 64.29		Eq.

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agiba Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
					Third parties	50.00
Ashrafi Island Petroleum Co (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
					Third parties	75.00
Azule Energy Angola (Block 18) BV (former BP Angola (Block 18) BV)	Rotterdam (Netherlands)	Angola	EUR	2,275,625.42	Azule Energy Holdings Ltd	100.00
Azule Energy Angola BV (former Eni Angola Exploration BV)	Amsterdam (Netherlands)	Angola	EUR	20,000	Azule Energy Holdings Ltd	100.00
Azule Energy Angola Production BV (former Eni Angola Production BV)	Amsterdam (Netherlands)	Angola	EUR	20,000	Azule Energy Holdings Ltd	100.00
Azule Energy Exploration Angola (KB) Ltd (former BP Exploration Angola (Kwanza Benguela) Ltd)	Sunbury On Thames (United Kingdom)	Angola	USD	1	Azule Energy Holdings Ltd	100.00
Azule Energy Exploration (Angola) Ltd (former BP Exploration (Angola) Ltd)	Sunbury On Thames (United Kingdom)	Angola	USD	1,000,000	Azule Energy Holdings Ltd	100.00
Azule Energy Gas Supply Services Inc	Dover (USA)	USA	USD	1,000	Azule Energy Holdings Ltd	100.00
Azule Energy Holdings Ltd (†)	London (United Kingdom)	United Kingdom	USD	1,000,000	Eni International BV	50.00		Eq.
					Third parties	50.00
Azule Energy Ltd (former Angola JVCO Ltd)	Sunbury On Thames (United Kingdom)	Angola	USD	1,000	Azule Energy Holdings Ltd	100.00
Azule Energy US Gas Llc (former BP Gas Supply (Angola) Llc)	Wilmington (USA)	USA	USD	12,800,000	Azule En. Gas Sup. S. Inc	100.00
Barentsmorneftegaz Sàrl (†)	Luxembourg (Luxembourg)	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
					Third parties	66.67
(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Cabo Delgado Gas Development Limitad (†)	Maputo (Mozambique)	Mozambique	MZN	2,500,000	Eni Mozamb. LNG H. BV Third parties	50.00 50.00		Co.
Cardon IV SA (†)	Caracas (Venezuela)	Venezuela	VED	0	Eni Venezuela BV Third parties	50.00 50.00		Eq.
Compañia Agua Plana SA	Caracas (Venezuela)	Venezuela	VED	0	Eni Venezuela BV Third parties	26.00 74.00		Co.
Coral FLNG SA	Maputo (Mozambique)	Mozambique	MZN	100,000,000	Eni Mozamb. LNG H. BV	25.00		Eq.
					Third parties	75.00
Coral South FLNG DMCC	Dubai (United Arab Emirates)	United Arab Emirates	AED	500,000	Eni Mozamb. LNG H. BV Third parties	25.00 75.00		Eq.
East Delta Gas Co (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	37.50 62.50		Co.
East Obaiyed Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	37.50		Co.
					Third parties	62.50
El Temsah Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
					Third parties	75.00
EI-Fayrouz Petroleum Co (†) (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV Third parties	50.00 50.00
Fedynskmorneftegaz Sarl (†)	Luxembourg (Luxembourg)	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
					Third parties	66.67
In Salah Gas Ltd	St. Helier (Jersey)	Algeria	GBP	180	Eni In Salah Ltd	25.56		Co.
					Third parties	74.44
In Salah Gas Services Ltd	St. Helier (Jersey)	Algeria	GBP	180	Eni In Salah Ltd	25.56		Co.
					Third parties	74.44
Isatay Operating Company LIp (†)	Astana (Kazakhstan)	Kazakhstan	KZT	400,000	Eni Isatay Third parties	50.00 50.00		Co.
Karachaganak Petroleum Operating BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000	Agip Karachaganak BV	29.25		Co.
					Third parties	70.75
Khaleej Petroleum Co Wll	Safat (Kuwait)	Kuwait	KWD	250,000	Eni Middle E. Ltd	49.00		Eq.
					Third parties	51.00
Liberty National Development Co Llc	Wilmington (USA)	USA	USD	0(a)	Eni Oil & Gas Inc Third parties	32.50 67.50		Eq.
Mediterranean Gas Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
					Third parties	75.00
Meleiha Petroleum Company	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	37.50		Co.
					Third parties	62.50
Melitah Oil & Gas BV (†)	Amsterdam (Netherlands)	Libya	EUR	20,000	Eni North Africa BV Third parties	50.00 50.00		Co.
Nile Delta Oil Co Nidoco	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	37.50		Co.
					Third parties	62.50
Norpipe Terminal Holdco Ltd	London (United Kingdom)	Norway	GBP	55.69	Eni SpA Third parties	14.20 85.80		Eq.
North Bardawil Petroleum Co (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV Third parties	30.00 70.00
North El Burg Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
					Third parties	75.00
North El Hammad Petroleum Co	Cairo (Egypt)	Egypt	USD	20,000	Ieoc Production BV Third parties	18.75 81.25		Co.
Petrobel Belayim Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV Third parties	50.00 50.00		Co.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.
(a) Shares without nominal value.
F-167

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
PetroBicentenario SA (†)	Caracas (Venezuela)	Venezuela	VED	0	Eni Lasmo Plc Third parties	40.00 60.00		Eq.
PetroJunín SA (†)	Caracas (Venezuela)	Venezuela	VED	0.02	Eni Lasmo Plc Third parties	40.00 60.00		Eq.
PetroSucre SA	Caracas (Venezuela)	Venezuela	VED	0	Eni Venezuela BV	26.00		Eq.
					Third parties	74.00
Pharaonic Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
					Third parties	75.00
Port Said Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
					Third parties	50.00
QatarEnergy LNG NFE (5) (former Qatar Liquefied Gas Company Limited (9))	Doha (Qatar)	Qatar	USD	1,175,885,000	Eni Qatar BV Third parties	25.00 75.00		Eq.
Rovuma LNG Investment (DIFC) Ltd	Dubai (United Arab Emirates)	Mozambique	USD	50,000	Eni Mozamb. LNG H. BV	25.00		Eq.
					Third parties	75.00
Rovuma LNG SA	Maputo (Mozambique)	Mozambique	MZN	100,000,000	Eni Mozamb. LNG H. BV	25.00		Eq.
					Third parties	75.00
Shorouk Petroleum Company	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
					Third parties	75.00
Société Centrale Electrique du Congo SA	Pointe-Noire (Republic of the Congo)	Republic of the Congo	XAF	44,732,000,000	Eni Congo SAU Third parties	20.00 80.00		Eq.
Société Italo Tunisienne d’Exploitation Pétrolière SA (†)	Tunis (Tunisia)	Tunisia	TND	5,000,000	Eni Tunisia BV	50.00		Eq.
					Third parties	50.00
Sodeps - Société de Developpementet d’Exploitation du Permis du Sud SA (†)	Tunis (Tunisia)	Tunisia	TND	100,000	Eni Tunisia BV	50.00		Co.
					Third parties	50.00
Thekah Petroleum Co (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV	25.00
					Third parties	75.00
United Gas Derivatives Co	New Cairo (Egypt)	Egypt	USD	153,000,000	Eni International BV	33.33		Eq.
					Third parties	66.67
Vår Energi ASA (#)	Sandnes (Norway)	Norway	NOK	399,425,000	Eni International BV	63.04		Eq.
					Third parties	36.96
VIC CBM Ltd (†)	London (United Kingdom)	Indonesia	USD	52,315,912	Eni Lasmo Plc Third parties	50.00 50.00		Eq.
Virginia Indonesia Co CBM Ltd (†)	London (United Kingdom)	Indonesia	USD	25,631,640	Eni Lasmo Plc Third parties	50.00 50.00		Eq.
West Ashrafi Petroleum Co (†) (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV	50.00
					Third parties	50.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#) Company with shares quoted on regulated market of extra-EU countries.
(†) Jointly controlled entity.
F-168

GLOBAL GAS & LNG PORTFOLIO

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
SeaCorridor Srl (†) (former Eni Corridor Srl)	San Donato Milanese (MI)	Italy	EUR	100,000,000	Eni SpA Third parties	50.10 49.90		Eq.

OUTSIDE  ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Blue Stream Pipeline Co BV (†)	Amsterdam (Netherlands)	Russia	USD	22,000	Eni International BV	50.00	74.62(a)	J.O.
					Third parties	50.00
Damietta LNG (DLNG) SAE (†)	Damietta (Egypt)	Egypt	USD	375,000,000	Eni Gas Liquef. BV	50.00	50.00	J.O.
					Third parties	50.00
DLNG Service SAE (†)	Damietta (Egypt)	Egypt	USD	1,000,000	Damietta LNG	98.00	50.00	J.O.
					Eni Gas Liquef. BV	1.00
					Third parties	1.00
GreenStream BV (†)	Amsterdam (Netherlands)	Libya	EUR	200,000,000	Eni North Africa BV	50.00	50.00	J.O.
					Third parties	50.00
Société Energies Renouvelables Eni-ETAP SA (†)	Tunis (Tunisia)	Tunisia	TND	11,100,000	Eni International BV	50.00		Eq.
					Third parties	50.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.
(a) Equity ratio equal to the Eni's working interest.

F-169

ENILIVE, REFINING AND CHEMICALS

Enilive and Refining

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Arezzo Gas SpA (†)	Arezzo	Italy	EUR	394,000	Ecofuel SpA Third parties	50.00 50.00		Eq.
CePIM Centro Padano Interscambio Merci SpA	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA Third parties	44.78 55.22		Eq.
Consorzio Operatori GPL di Napoli	Napoli	Italy	EUR	102,000	Ecofuel SpA Third parties	25.00 75.00		Co.
Costiero Gas Livorno SpA (†)	Livorno	Italy	EUR	26,000,000	Ecofuel SpA Third parties	65.00 35.00	65.00	J.O.
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Ecofuel SpA Third parties	25.00 75.00		Eq.
Porto Petroli di Genova SpA	Genova	Italy	EUR	2,068,000	Ecofuel SpA Third parties	40.50 59.50		Eq.
Raffineria di Milazzo ScpA (†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA Third parties	50.00 50.00	50.00	J.O.
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA Third parties	25.00 75.00		Eq.
Sigea Sistema Integrato Genova Arquata SpA	Genova	Italy	EUR	3,326,900	Ecofuel SpA Third parties	35.00 65.00		Eq.
Società Oleodotti Meridionali - SOM SpA (†)	Rome	Italy	EUR	3,085,000	Eni SpA Third parties	70.00 30.00		Eq.
South Italy Green Hydrogen Srl (†)	Rome	Italy	EUR	10,000	Eni SpA Third parties	50.00 50.00		Eq.

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Abu Dhabi Oil Refining Company (TAKREER)	Abu Dhabi (United Arab Emirates)	United Arab Emirates	AED	500,000,000	Eni Abu Dhabi R&T BV	20.00		Eq.
					Third parties	80.00
ADNOC Global Trading Ltd	Abu Dhabi (United Arab Emirates)	United Arab Emirates	USD	100,000,000	Eni Abu Dhabi R&T BV	20.00		Eq.
					Third parties	80.00
AET - Raffineriebeteiligungsgesellschaft mbH (†)	Schwedt (Germany)	Germany	EUR	27,000	Eni Deutsch. GmbH	33.33		Eq.
					Third parties	66.67
Bayernoil Raffineriegesellschaft mbH (†)	Vohburg (Germany)	Germany	EUR	10,226,000	Eni Deutsch. GmbH	20.00	20.00	J.O.
					Third parties	80.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.

F-170

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio		Consolidation or valutation method (*)
City Carburoil SA (†)	Monteceneri (Switzerland)	Switzerland	CHF	6,000,000	Eni Suisse SA	49.91				Eq.
					Third parties	50.09
Egyptian International Gas Technology Co	New Cairo (Egypt)	Egypt	EGP	100,000,000	Eni International BV	40.00				Eq.
					Third parties	60.00
ENEOS Italsing Pte Ltd	Singapore (Singapore)	Singapore	SGD	12,000,000	Eni Sust. Mobility SpA	22.50				Eq.
					Third parties	77.50
Fuelling Aviation Services GIE	Tremblay - en-France (France)	France	EUR	0	Eni France Sàrl	25.00				Co.
					Third parties	75.00
Mediterranée Bitumes SA	Tunis (Tunisia)	Tunisia	TND	1,000,000	Eni International BV	34.00				Eq.
					Third parties	66.00
Routex BV	Amsterdam (Netherlands)	Netherlands	EUR	67,500	Eni Sust. Mobility SpA	20.00	(a)			Eq.
					Routex BV Third parties	20.00 60.00
Saraco SA	Meyrin (Switzerland)	Switzerland	CHF	420,000	Eni Suisse SA	20.00				Co.
					Third parties	80.00
St. Bernard Renewables Llc (†)	Wilmington (USA)	USA	USD	1,000	ESM US Inc Third parties	50.00 50.00				Eq.
Supermetanol CA (†)	Jose Puerto La Cruz (Venezuela)	Venezuela	VED	0	Ecofuel SpA Supermetanol CA	34.51 30.07		50.00	(b)	J.O.
					Third parties	35.42
TBG Tanklager Betriebsgesellschaf GmbH (†)	Salzburg (Austria)	Austria	EUR	43,603.70	Eni Marketing A. GmbH	50.00				Eq.
					Third parties	50.00
Weat Electronic Datenservice GmbH	Düsseldorf (Germany)	Germany	EUR	409,034	Eni Deutsch. GmbH	20.00				Eq.
					Third parties	80.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.

(a) Controlling interest:	Eni Sust. Mobility SpA	25.00
	Third parties	75.00
(b) Equity ratio equal to the Eni's working interest.

F-171

Chemicals

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA	49.00		Eq.
					Eni Rewind SpA	20.20
					EniPower SpA	8.90
					Third parties	21.90
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,304,464	Versalis SpA	19.61		Eq.
					Eni Rewind SpA	11.51
					S.E.F. Srl	10.63
					Third parties	58.25
Polymer Servizi Ecologici Scarl	Terni	Italy	EUR	10,000	Novamont SpA	32.44		Eq.
					Soci Terzi	67.56
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	28,100,000	Versalis SpA	37.22		Eq.
					Eni Rewind SpA	5.65
					Third parties	57.13
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA EniPower SpA	42.13 30.37		Eq.
					Ecofuel SpA	1.85
					Third parties	25.65
Servizi Porto Marghera Scarl	Venezia Marghera (VE)	Italy	EUR	8,695,718	Versalis SpA Eni Rewind SpA	48.44 38.39		Eq.
					Third parties	13.17

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
BioBag Baltic OÜ	Tallinn (Estonia)	Estonia	EUR	3,846	BioBag International	35.00		Eq.
					Third parties	65.00
Lotte Versalis Elastomers Co Ltd (†)	Yeosu (South Korea)	South Korea	KRW	601,800,000,000	Versalis SpA Third parties	50.00 50.00		Eq.
Versalis Chem-invest Llp (†)	Uralsk City (Kazakhstan)	Kazakhstan	KZT	64,194,000	Versalis International SA	49.00		Eq.
					Third parties	51.00
VPM Oilfield Specialty Chemicals Llc (†)	Abu Dhabi (United Arab Emirates)	United Arab Emirates	AED	1,000,000	Versalis International SA	49.00		Eq.
					Third parties	51.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.

F-172

PLENITUDE & POWER

Plenitude

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Atis Floating Wind Srl (†)	Milan	Italy	EUR	10,000	Eni New Energy SpA	70.00		Eq.
					Third parties	30.00
Bettercity SpA	Bergamo	Italy	EUR	4,050,000	Eni Plenitude SpA SB	50.00		Eq.
					Third parties	50.00
Evogy Srl Società Benefit	Seriate (BG)	Italy	EUR	11,785.71	Evolvere Venture SpA	45.45		Eq.
					Third parties	54.55
GreenIT SpA (†)	San Donato Milanese (MI)	Italy	EUR	50,000	Eni Plenitude SpA SB	51.00		Eq.
					Third parties	49.00
Hergo Renewables SpA (†)	Milan	Italy	EUR	50,000	Eni Plenitude SpA SB	65.00		Eq.
					Third parties	35.00
Krimisa Floating Wind Srl (†)	Milan	Italy	EUR	10,000	Eni New Energy SpA	70.00		Eq.
					Third parties	30.00
Messapia Floating Wind Srl (†)	Milan	Italy	EUR	10,000	Eni New Energy SpA	70.00		Eq.
					Third parties	30.00
Renewable Dispatching Srl	Milan	Italy	EUR	200,000	Evolvere Venture SpA	40.00		Eq.
					Third parties	60.00
Siel Agrisolare Srl (†)	Cesena (FC)	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	51.00		Eq.
					Third parties	49.00
Tate Srl	Bologna	Italy	EUR	408,509.29	Evolvere Venture SpA	36.00		Eq.
					Third parties	64.00

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Bluebell Solar Class A Holdings II Llc	Wilmington (USA)	USA	USD	82,351,634	Eni New Energy US Inc	99.00		Eq.
					Third parties	1.00
Clarensac Solar SAS	Fuveau (France)	France	EUR	25,000	Eni Plen. Op. Fr. SAS	40.00		Eq.
					Third parties	60.00
Enera Conseil SAS (†)	Clichy (France)	France	EUR	9,690	Eni G&P France SA	51.00		Eq.
					Third parties	49.00
EnerOcean SL (†)	Malaga (Spain)	Spain	EUR	493,320	Eni Plenitude SpA SB	37.70		Eq.
					Third parties	62.30
Evacuación San Serván 400 SL (†)	Madrid (Spain)	Spain	EUR	3,000	Renopool 1 SLU	68.77		Eq.
					Third parties	31.23

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.
F-173

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Guillena 400 Promotores SL (†)	Seville (Spain)	Spain	EUR	3,000	Almazara Solar SLU	6.99		Eq.
					Atlante Solar SLU	6.99
					Chapitel Solar SLU	6.99
					Fortaleza Solar SLU	6.99
					Garita Solar SLU	6.99
					Third parties	65.05
Infraestructuras San Serván SET 400 SL (†)	Madrid (Spain)	Spain	EUR	90,000	Renopool 1 SLU	42.31		Eq.
					Third parties	57.69
Instalaciones San Serván II 400 SL (†)	Madrid (Spain)	Spain	EUR	11,026	Renopool 1 SLU	52.38		Eq.
					Third parties	47.62
Novis Renewables Holdings Llc	Wilmington (USA)	USA	USD	100	Eni New Energy US Inc	49.00		Eq.
					Third parties	51.00
Novis Renewables Llc (†)	Wilmington (USA)	USA	USD	100	Eni New Energy US Inc	50.00		Eq.
					Third parties	50.00
Parc Tramuntana SL (†)	Madrid (Spain)	Spain	EUR	3,500	Eni Plenitude SpA SB	50.00		Eq.
					Third parties	50.00
Parque Eolico Marino La Janda SL (†)	Jerez de La Frontera (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	50.00		Eq.
					Third parties	50.00
Parque Eolico Marino Nordes SL (†)	Madrid (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	50.00		Eq.
					Third parties	50.00
Parque Eolico Marino Tarahal SL (†)	Las Palmas de Gran Canaria (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	50.00		Eq.
					Third parties	50.00
POW - Polish Offshore Wind-Co Sp zoo (†)	Warsaw (Poland)	Poland	PLN	5,000	Eni Energy Solutions BV	95.00		Eq.
					Third parties	5.00
Promotores Caparacena 400 SL	Madrid (Spain)	Spain	EUR	3,000	Ladronera Solar SLU	8.21		Eq.
					Boceto Solar SLU	7.30
					Cornisa Solar SLU	7.30
					Third parties	77.19
Tramuntana Energy LAB SL (†)	Cerdanyola del Valles (Spain)	Spain	EUR	3,000	Eni Plenitude SpA SB	50.00		Eq.
					Third parties	50.00
Vårgrønn AS (†)	Stavanger (Norway)	Norway	NOK	600,000	Eni Energy Solutions BV	65.00		Eq.
					Third parties	35.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.
F-174

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
(†) Jointly controlled entity.

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Consorzio per l'attuazione del Progetto Divertor Tokamak Test DTT Scarl (†)	Frascati (RM)	Italy	EUR	1,000,000	Eni SpA Third parties	25.00 75.00			Co.
Energy Dome SpA	Milan	Italy	EUR	182,830.21	Eni Next Llc				Eq.
					Third parties
Saipem SpA (#) (†)	Milan	Italy	EUR	501,669,790.83	Eni SpA	31.19	(a)		Eq.
					Saipem SpA	0.02
					Third parties	68.79

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Avanti Battery Company	Natick (USA)	USA	USD	683	Eni Next Llc			Eq.
					Third parties
Commonwealth Fusion Systems Llc	Wilmington (USA)	USA	USD	904.64	Eni Next Llc CFS Third parties			Eq.
Cool Planet Technologies Ltd	London (United Kingdom)	United Kingdom	GBP	1,000	Eni Next Llc Third parties			Eq.
CZero Inc	Wilmington (USA)	USA	USD	334	Eni Next Llc Third parties			Eq.
Form Energy Inc	Somerville (USA)	USA	USD	1,129	Eni Next Llc Third parties			Eq.
M2X Energy Inc	Wilmington (USA)	USA	USD	99	Eni Next Llc Third parties			Eq.
sHYp BV PBC	Wilmington (USA)	USA	USD	86	Eni Next Llc Third parties			Eq.
Swift Solar Inc	Wilmington (USA)	USA	USD	740.37	Eni Next Llc Third parties			Eq.
Tecninco Engineering Contractors Llp (†)	Aksai (Kazakhstan)	Kazakhstan	KZT	29,478,455	EniProgetti SpA	49.00		Eq.
					Third parties	51.00
Thiozen Inc	Wilmington (USA)	USA	USD	351	Eni Next Llc Third parties			Eq.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#) Company with shares quoted on regulated market of Italy or of other EU countries.
(†) Jointly controlled entity.
(a) Controlling interest:	Eni SpA	31.20
	Third parties	68.80

Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
HEA SpA (†)	Bologna	Italy	EUR	50,000	Eni Rewind SpA	50.00		Co.
					Third parties	50.00
LabAnalysis Environmental Science Srl (†)	San Giovanni Teatino (CH)	Italy	EUR	100,000	Eni Rewind SpA	30.00		Eq.
					Third parties	70.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.

OTHER SIGNIFICANT INVESTMENTS

EXPLORATION & PRODUCTION

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
BF SpA (#)	Jolanda di Savoia (FE)	Italy	EUR	261,883,391	Eni Natural Energies SpA	5.32	F.V.
					Third parties	94.68
Consorzio Universitario in Ingegneria per la Qualità e l’Innovazione	Pisa	Italy	EUR	142,000	Eni SpA Third parties	12.50 87.50	F.V.

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
Administradora del Golfo de Paria Este SA	Caracas (Venezuela)	Venezuela	VED	0		Eni Venezuela BV	19.50	F.V.
						Third parties	80.50
Brass LNG Ltd	Lagos (Nigeria)	Nigeria	USD	1,000,000		Eni Int. NA NV Sàrl	20.48	F.V.
						Third parties	79.52
Darwin LNG Pty Ltd	West Perth (Australia)	Australia	AUD	187,569,921.42		Eni G&P LNG Aus. BV	10.99	F.V.
						Third parties	89.01
New Liberty Residential Urban Renewal Company Llc (former New Liberty Residential Co Llc)	West Trenton (USA)	USA	USD	0	(a)	Eni Oil & Gas Inc	17.50	F.V.
						Third parties	82.50
Nigeria LNG Ltd	Port Harcourt (Nigeria)	Nigeria	USD	1,138,207,000		Eni Int. NA NV Sàrl	10.40	F.V.
						Third parties	89.60
North Caspian Operating Company NV	The Hague (Netherlands)	Kazakhstan	EUR	128,520		Agip Caspian Sea BV	16.81	F.V.
						Third parties	83.19
Petrolera Güiria SA	Caracas (Venezuela)	Venezuela	VED	0		Eni Venezuela BV	19.50	F.V.
						Third parties	80.50
Torsina Oil Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV	12.50	F.V.
						Third parties	87.50

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#) Company with shares quoted on regulated market of Italy or of other EU countries.
(a) Shares without nominal value.

F-178

GLOBAL GAS & LNG PORTFOLIO

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
Norsea Gas GmbH	Friedeburg-Etzel (Germany)	Germany	EUR	1,533,875.64	Eni International BV	13.04	F.V.
					Third parties	86.96

 (*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

ENILIVE, REFINING AND CHEMICALS

Enilive and Refining

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
BFS Berlin Fuelling Services GbR	Berlin (Germany)	Germany	EUR	89,199		Eni Deutsch. GmbH	12.50	F.V.
						Third parties	87.50
Compañía de Economia Mixta “Austrogas”	Cuenca (Ecuador)	Ecuador	USD	6,863,493		Eni Ecuador SA Third parties	13.38 86.62	F.V.
Dépôt Pétrolier de la Côte d’Azur SAS	Nanterre (France)	France	EUR	207,500		Eni France Sàrl Third parties	18.00 82.00	F.V.
Dépôts Pétroliers de Fos SA	Fos-Sur-Mer (France)	France	EUR	3,954,196.40		Eni France Sàrl Third parties	16.81 83.19	F.V.
Gestión de Envases Comerciales e Industriales SL	Madrid (Spain)	Spain	EUR	3,000		Eni Iberia SLU Third parties	16.40 83.60	F.V.
Joint Inspection Group Ltd	Cambourne (United Kingdom)	United Kingdom	GBP	0	(a)	Eni Sust. Mobility SpA	12.50	F.V.
						Third parties	87.50
S.I.P.G. Société Immobilière Pétrolière de Gestion Snc	Tremblay-en-France (France)	France	EUR	40,000		Eni France Sàrl	12.50	F.V.
						Third parties	87.50
Saudi European Petrochemical Co "IBN ZAHR"	Al Jubail (Saudi Arabia)	Saudi Arabia	SAR	1,200,000,000		Ecofuel SpA Third parties	10.00 90.00	F.V.
Sistema Integrado de Gestion de Aceites Usados	Madrid (Spain)	Spain	EUR	175,713		Eni Iberia SLU Third parties	15.45 84.55	F.V.
Tanklager - Gesellschaft Tegel (TGT) GbR	Hamburg (Germany)	Germany	EUR	4,953		Eni Deutsch. GmbH	12.50	F.V.
						Third parties	87.50
TAR - Tankanlage Ruemlang AG	Ruemlang (Switzerland)	Switzerland	CHF	3,259,500		Eni Suisse SA Third parties	16.27 83.73	F.V.
Tema Lube Oil Co Ltd	Accra (Ghana)	Ghana	GHS	258,309		Eni International BV	12.00	F.V.
						Third parties	88.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a) Shares without nominal value.

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
New Energy One Acquisition Corporation Plc (#)	London (United Kingdom)	United Kingdom	GBP	56,220.61	Eni International BV		F.V.
					Third parties

Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
Ottana Sviluppo ScpA (in bankruptcy)	Nuoro	Italy	EUR	516,000	Eni Rewind SpA	30.00	F.V.
					Third parties	70.00

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

	2023	2022
(€ million)	EniPower Group	EniPower Group
Non controlling interest (%)	49.00	49.00
Current assets	374	547
Non-current assets	868	812
Current liabilities	389	587
Non-current liabilities	46	34

Revenues	1,251	1,636
Profit	169	171
Total comprehensive income	169	171

Net cash provided by operating activities	198	228
Net cash used in investing activities	(126)	(52)
Net cash used in financing activities	(3)	(11)
Net increase (decrease) in cash and cash equivalents	(31)	(192)
Profit attributable to non-controlling interest	86	54
Dividends paid to minority interest	36	59

Equity pertaining to non-controlling interests as of December 31, 2023, amounted to €460 million (€471 million December 31, 2022).

Changes in the ownership interest without loss of control

In 2023, Eni purchased the entirety of third-party interests (29.48%) of the company Evolvere SpA Società Benefit for a total consideration of €60 million.

In 2022, Eni sold 49% of the capital of the subsidiary EniPower SpA with a gain of €542 million.

Principal joint ventures, joint operations and associates as of December 31, 2023

Company name	Registered office	Country of operation	Segment	% ownership	% equity ratio
Joint venture
Azule Energy Holdings Ltd	London (United Kingdom)	United Kingdom	Exploration & Production	50.00	50.00
Cardón IV SA	Caracas (Venezuela)	Venezuela	Exploration & Production	50.00	50.00
Mozambique Rovuma Venture SpA	San Donato Milanese (MI) (Italy)	Mozambique	Exploration & Production	35.71	35.71
Saipem SpA	Milan (Italy)	Italy	Corporate and financial companies	31.19	31.20
SeaCorridor Srl	San Donato Milanese (MI) (Italy)	Italy	Global Gas & LNG Portfolio	50.10	50.10
St. Bernard Renewables Llc	Wilmington (USA)	USA	Enilive and Refining	50.00	50.00
Vårgrønn AS	Stavanger (Norway)	Norway	Plenitude	65.00	65.00

Joint Operation
Damietta LNG (DLNG) SAE	Damietta (Egypt)	Egypt	Global Gas & LNG Portfolio	50.00	50.00
GreenStream BV	Amsterdam (Netherlands)	Libya	Global Gas & LNG Portfolio	50.00	50.00
Raffineria di Milazzo ScpA	Milazzo (ME) (Italy)	Italy	Enilive and Refining	50.00	50.00

Associates
ADNOC Global Trading Ltd	Abu Dhabi (United Arab Emirates)	United Arab Emirates	Enilive and Refining	20.00	20.00
Abu Dhabi Oil Refining Company (Takreer)	Abu Dhabi (United Arab Emirates)	United Arab Emirates	Enilive and Refining	20.00	20.00
Coral FLNG SA	Maputo (Mozambique)	Mozambique	Exploration & Production	25.00	25.00
QatarEnergy LNG NFE (5) (former Qatar Liquefied Gas Company Limited (9))	Doha (Qatar)	Qatar	Exploration & Production	25.00	25.00
Vår Energi ASA	Sandnes (Norway)	Norway	Exploration & Production	63.04	63.04

Main line items of profit and loss and balance sheet related to the joint ventures, represented by the amounts included in the reports accounted under IFRS of each company, are provided in the table below:

2023
(€ million)	Azule Energy Holdings Ltd	St. Bernard Renewables Llc	Saipem SpA	SeaCorridor Srl	Other joint ventures
Current assets	3,554	317	8,104	165	1,701
- of which cash and cash equivalent	546	65	2,136	104	551
Non-current assets	19,976	1,594	4,737	964	15,174
Total assets	23,530	1,911	12,841	1,129	16,875
Current liabilities	2,360	134	6,857	55	2,242
- of which current financial liabilities			97		85
Non-current liabilities	11,670	119	3,588	16	11,671
- of which non-current financial liabilities	4,239	119	2,599	1	10,140
Total liabilities	14,030	253	10,445	71	13,913
Net equity	9,500	1,658	2,396	1,058	2,962
Eni’s % of the investment	50.00	50.00	31.20	50.10
Book value of the investment	4,750	829	722	530	1,420
Revenues and other income	5,125	591	11,898	456	2,500
Operating expense	(814)	(598)	(10,967)	(42)	(1,445)
Other operating profit (loss)		(45)	(5)		(2)
Depreciation, amortization and impairments	(2,560)	(28)	(489)	(43)	(556)
Operating profit (loss)	1,751	(80)	437	371	497
Finance income (expense)	(373)	(4)	(167)	(3)	(356)
Income (expense) from investments	332		60	33	(23)
Profit (loss) before income taxes	1,710	(84)	330	(401)	118
Income taxes	(404)		(145)	(303)	(122)
Profit (loss)	1,306	(84)	185	98	(4)
Other comprehensive income (loss)	(295)	(22)	59	(8)	(105)
Total other comprehensive income (loss)	1,011	(106)	244	90	(109)
Profit (loss) attributable to Eni	653	(42)	56	49	(55)
Dividends received from the joint venture	829			95	15

F-184

2022
(€ million)	Azule Energy Holdings Ltd	Saipem SpA	Cardón IV SA	Other joint ventures
Current assets	3,869	7,627	425	741
- of which cash and cash equivalent	966	2,052	7	219
Non-current assets	21,281	4,770	1,812	13,639
Total assets	25,150	12,397	2,237	14,380
Current liabilities	2,635	6,932	431	1,764
- of which current financial liabilities	159	1,040	3	1,278
Non-current liabilities	12,369	3,352	940	10,740
- of which non-current financial liabilities	4,403	1,993	43	10,146
Total liabilities	15,004	10,284	1,371	12,504
Net equity	10,146	2,113	866	1,876
Eni’s % of the investment	50.00	31.20	50.00
Book value of the investment	5,073	645	433	915
Revenues and other income	2,422	9,991	942	526
Operating expense	(956)	(9,455)	(679)	(463)
Other operating profit (loss)		7		25
Depreciation, amortization and impairments	(1,099)	(445)	(127)	(258)
Operating profit (loss)	367	98	136	(170)
Finance income (expense)	(142)	(195)		(167)
Income (expense) from investments	718	(65)		(4)
Profit (loss) before income taxes	943	(162)	(136)	(341)
Income taxes	(33)	(153)	(122)	62
Profit (loss) - discontinued operations		106
Profit (loss)	910	(209)	14	(279)
Other comprehensive income (loss)	(516)	24	30	119
Total other comprehensive income (loss)	394	(185)	44	(160)
Profit (loss) attributable to Eni	455	(82)	7	7
Dividends received from the joint venture	475			8

The results for the year and the comprehensive income of the significant joint ventures are shown below:

	2023
(€ million)	Mozambique Rovuma Venture SpA	Cardón IV SA	Vårgrønn AS
Profit (loss)	131	(28)	(77)
Other comprehensive income (loss)	(35)	(30)	(39)
Total other comprehensive income (loss)	96	(58)	(116)

	2022
(€ million)	Vårgrønn AS	Mozambique Rovuma Venture SpA
Profit (loss)	(17)	(202)
Other comprehensive income (loss)	(7)	72
Total other comprehensive income (loss)	(24)	(130)

Main line items of profit and loss and balance sheet related to the associates represented by the amounts included in the reports accounted under IFRS of each company are provided in the table below:

2023
(€ million)	Abu Dhabi Oil Refining Company (Takreer)	Vår Energi ASA	QatarEnergy LNG NFE (5)	Other associates
Current assets	3,506	1,502		6,209
- of which cash and cash equivalent	196	665		472
Non-current assets	17,036	15,784	1,884	13,791
Total assets	20,542	17,286	1,884	20,000
Current liabilities	648	1,843	83	5,738
- of which current financial liabilities				551
Non-current liabilities	7,722	14,734	44	9,860
- of which non-current financial liabilities	4,972	3,586		9,723
Total liabilities	8,370	16,577	127	15,598
Net equity	12,172	709	1,757	4,402
Eni’s % of the investment	20.00	63.04	25.00
Book value of the investment	2,434	447	439	1,001
Revenues and other income	29,259	6,335		36,559
Operating expense	(26,459)	(1,242)	(18)	(36,070)
Other operating income (expense)	(738)			(168)
Depreciation, amortization and impairments	(426)	(1,840)		(73)
Operating profit (loss)	1,636	3,253	(18)	248
Finance income (expense)	(154)	(148)	3	(111)
Income (expense) from investments				43
Profit (loss) before income taxes	1,482	3,105	(15)	180
Income taxes		(2,541)	4	13
Profit (loss)	1,482	564	(11)	193
Other comprehensive income (loss)	(412)	(48)	(55)	(153)
Total other comprehensive income (loss)	1,070	516	(66)	40
Profit (loss) attributable to Eni	296	356	(3)	22
Dividends received from the associate	277	640		143

F-187

2022
(€ million)	Abu Dhabi Oil Refining Company (Takreer)	Vår Energi ASA	Coral FLNG SA	Other associates
Current assets	3,730	1,612	578	4,828
- of which cash and cash equivalent	150	417	25	284
Non-current assets	17,896	15,821	7,386	8,830
Total assets	21,626	17,433	7,964	13,658
Current liabilities	2,681	3,044	695	4,220
- of which current financial liabilities		561	1	411
Non-current liabilities	6,458	13,179	5,949	4,220
- of which non-current financial liabilities	5,366	2,404	5,926	4,056
Total liabilities	9,139	16,223	6,644	8,440
Net equity	12,487	1,210	1,320	5,218
Eni’s % of the investment	20.00	63.08	25.00
Book value of the investment	2,497	763	330	1,381
Revenues and other income	36,240	9,520	59	37,846
Operating expense	(32,916)	(1,280)	(49)	(36,754)
Other operating income (expense)	(702)			(10)
Depreciation, amortization and impairments	(741)	(1,881)	(4)	(247)
Operating profit (loss)	1,881	6,359	6	835
Finance income (expense)	(83)	(495)	553	(14)
Income (expense) from investments				3
Profit (loss) before income taxes	1,798	5,864	559	824
Income taxes		(4,768)	1	(26)
Profit (loss)	1,798	1,096	560	798
Other comprehensive income (loss)	646	(144)	29	(81)
Total other comprehensive income (loss)	2,444	952	589	717
Profit (loss) attributable to Eni	360	691	140	411
Dividends received from the associate	142	469		97

The results for the year and the comprehensive income of the significant associates are shown below:

	2023
(€ million)	ADNOC Global Trading Ltd	Coral FLNG SA
Profit (loss)	602	(161)
Other comprehensive income (loss)	(27)	(38)
Total other comprehensive income (loss)	575	(199)

		2022
(€ million)	ADNOC Global Trading Ltd	Qatar Liquefied Gas Company Limited (9)	Novamont SpA
Profit (loss)	849		(152)
Other comprehensive income (loss)	5	(16)	(107)
Total other comprehensive income (loss)	854	(16)	(259)

 38 Significant non-recurring events and operations

In 2023, in 2022 and 2021, Eni did not report any non-recurring events and operations.

39 Positions or transactions deriving from atypical and/or unusual operations

In 2023, in 2022 and 2021, no transactions deriving from atypical and/or unusual operations were reported.

40 Subsequent events

On January 31, 2024, Eni finalized the acquisition of 100% of Neptune Energy Group, a group based in the United Kingdom and active in the research, development and production of hydrocarbons, mainly natural gas assets in Indonesia, Algeria and United Kingdom. The transaction, which implies an outlay for Eni of approximately €2 billion, was conducted in agreement with the associate Vår Energi ASA which acquired Neptune's assets in Norway. Price allocation to the net assets acquired is underway.

In March 2024, Eni Plenitude SpA Società Benefit finalized an agreement with Energy Infrastructure Partners (EIP) which allowed EIP to enter the share capital of Plenitude through a capital increase of €0.6 billion, equal to 7.6% of the Company's share capital.
F-190

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

Capitalized costs by geographical area consist of the following:

(€ million)
2023	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Proved property	19,073	6,802	17,812	22,617	30,058	13,360	13,048	19,106	1,608	143,484
Unproved property	22	325	603	48	2,280	7	1,480	859	197	5,821
Support equipment and facilities	310	27	1,596	272	1,102	128	12	24	12	3,483
Incomplete wells and other	1,006	354	1,319	827	2,510	1,062	1,834	511	83	9,506
Gross Capitalized Costs	20,411	7,508	21,330	23,764	35,950	14,557	16,374	20,500	1,900	162,294
Accumulated depreciation, depletion and amortization	(16,515)	(6,390)	(15,880)	(16,679)	(24,796)	(4,578)	(10,853)	(16,042)	(1,060)	(112,793)
Net Capitalized Costs consolidated subsidiaries (a) (c)	3,896	1,118	5,450	7,085	11,154	9,979	5,521	4,458	840	49,501
Equity-accounted entities
Proved property		8,585	119		27,267		278	2,030		38,279
Unproved property		835			69					904
Support equipment and facilities		50	8		257			7		322
Incomplete wells and other		3,790	9		1,823		193	233		6,048
Gross Capitalized Costs		13,260	136		29,416		471	2,270		45,553
Accumulated depreciation, depletion and amortization		(4,364)	(73)		(20,707)			(1,480)		(26,624)
Net Capitalized Costs equity-accounted entities (a) (b)		8,896	63		8,709		471	790		18,929

(€ million)
2022	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Proved property	18,687	6,629	17,490	22,969	29,784	13,705	12,846	19,192	1,480	142,782
Unproved property	22	330	613	44	2,411	7	1,462	931	204	6,024
Support equipment and facilities	309	24	1,645	270	1,128	132	13	24	12	3,557
Incomplete wells and other	767	237	1,282	543	1,970	936	1,457	379	115	7,686
Gross Capitalized Costs	19,785	7,220	21,030	23,826	35,293	14,780	15,778	20,526	1,811	160,049
Accumulated depreciation, depletion and amortization	(15,677)	(6,214)	(15,949)	(16,212)	(25,024)	(4,147)	(10,133)	(15,341)	(1,001)	(109,698)
Net Capitalized Costs consolidated subsidiaries (a)	4,108	1,006	5,081	7,614	10,269	10,633	5,645	5,185	810	50,351
Equity-accounted entities
Proved property		7,387	118		27,959		287	2,100		37,851
Unproved property		996			91					1,087
Support equipment and facilities		31	8		262			8		309
Incomplete wells and other		3,872	9		1,530		48	241		5,700
Gross Capitalized Costs		12,286	135		29,842		335	2,349		44,947
Accumulated depreciation, depletion and amortization		(3,492)	(68)		(20,280)			(1,466)		(25,306)
Net Capitalized Costs equity-accounted entities (a) (b)		8,794	67		9,562		335	883		19,641

(a) The amounts include net capitalized financial charges totalling €709 million in 2023 and €725 million in 2022 for the consolidates subsidiaries and €658 million in 2023 and €565 million in 2022 for equity-accounted entities.

(b) Includes allocation at fair value of the assets of Azule Energy Holdings Ltd.
(c) Includes allocation at fair value of the assets of the companies acquired by Chevron in Indonesia and by BP in Algeria.

Costs incurred

Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Costs incurred by geographical area consist of the following:

(€ million)
2023	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions
Exploration	12	55	91	237	189	9	277	138	1	1,009
Development (a)	798	249	925	708	2,662	296	921	937	151	7,647
Total costs incurred consolidated subsidiaries	810	304	1,016	945	2,851	305	1,198	1,075	152	8,656
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		92			46					138
Development (b)		1,703	4		731		150	2		2,590
Total costs incurred equity-accounted entities		1,795	4		777		150	2		2,728

(€ million)
2022	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Proved property acquisitions	4		51					82		137
Unproved property acquisitions	2		111		11					124
Exploration	12	101	68	179	295	4	253	26	1	939
Development (a)	216	(129)	343	795	1,458	277	835	1,292	117	5,204
Total costs incurred consolidated subsidiaries	234	(28)	573	974	1,764	281	1,088	1,400	118	6,404
Equity-accounted entities
Proved property acquisitions							291			291
Unproved property acquisitions
Exploration		73			13					86
Development (b)		1,690	(8)		125		49	(9)		1,847
Total costs incurred equity-accounted entities		1,763	(8)		138		340	(9)		2,224

2021
Consolidated subsidiaries
Proved property acquisitions								8		8
Unproved property acquisitions			6					3		9
Exploration	16	96	33	57	136	3	188	83	1	613
Development (a)	182		497	452	842	185	785	657	27	3,627
Total costs incurred consolidated subsidiaries	198	96	536	509	978	188	973	751	28	4,257
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		92								92
Development (b)		936	59		4			2		1,001
Total costs incurred equity-accounted entities		1,028	59		4			2		1,093

(a) Includes the abandonment costs for €773 million in 2023, decrease of the assets for €307 million in 2022, costs €62 million in 2021.
(b) Includes the abandonment costs for €163 million in 2023, decrease of the assets for €111 million in 2022, decrease for €464 million in 2021.

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

Results of operations from oil and gas producing activities by geographical area consist of the following:

(€ million)
2023	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	1,475	862	1,477		1,745	1,845	2,970	1,661	1	12,036
- sales to third parties		18	4,032	3,904	903	897	532	135	51	10,472
Total revenues	1,475	880	5,509	3,904	2,648	2,742	3,502	1,796	52	22,508
Production costs	(348)	(202)	(518)	(434)	(656)	(267)	(304)	(469)	(25)	(3,223)
Transportation costs	(3)	(43)	(59)	(9)	(10)	(178)	(6)	(19)		(327)
Production taxes	(152)		(300)		(294)		(326)	(73)		(1,145)
Exploration expenses	(12)	(14)	(82)	(163)	(121)	(2)	(140)	(152)	(1)	(687)
D.D. & A. and Provision for abandonment (a)	(886)	(166)	(923)	(1,056)	(716)	(601)	(1,093)	(1,531)	(95)	(7,067)
Other income (expenses)	(347)	(117)	58	(418)	(128)	(148)	(263)	(108)	(7)	(1,478)
Pretax income from producing activities	(273)	338	3,685	1,824	723	1,546	1,370	(556)	(76)	8,581
Income taxes	169	(292)	(2,498)	(870)	(391)	(503)	(1,150)	369	19	(5,147)
Results of operations from E&P activities of consolidated subsidiaries	(104)	46	1,187	954	332	1,043	220	(187)	(57)	3,434
Equity-accounted entities
Revenues:
- sales to consolidated entities		2,911			958					3,869
- sales to third parties		1,063	10		1,905			604		3,582
Total revenues		3,974	10		2,863			604		7,451
Production costs		(562)	(6)		(535)			(20)		(1,123)
Transportation costs		(102)	(1)		(26)			(3)		(132)
Production taxes			(2)		(54)			(126)		(182)
Exploration expenses		(50)			(37)					(87)
D.D. & A. and Provision for abandonment		(1,116)	(5)		(1,314)		(1)	(68)		(2,504)
Other income (expenses)		(78)	(1)		24		(4)	(372)		(431)
Pretax income from producing activities		2,066	(5)		921		(5)	15		2,992
Income taxes		(1,614)	6		(273)		1	(56)		(1,936)
Results of operations from E&P activities of equity-accounted entities		452	1		648		(4)	(41)		1,056

(a) Includes asset net impairment amounting to €1,036 million.

(€ million)
2022	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	1,952	1,854	2,095		4,434	1,602	2,982	1,683	3	16,605
- sales to third parties	329	23	3,946	4,897	1,216	1,001	837	307	72	12,628
Total revenues	2,281	1,877	6,041	4,897	5,650	2,603	3,819	1,990	75	29,233
Production costs	(387)	(189)	(486)	(484)	(871)	(241)	(326)	(410)	(21)	(3,415)
Transportation costs	(3)	(42)	(50)	(5)	(29)	(147)	(3)	(16)		(295)
Production taxes	(286)		(330)		(478)		(421)	(63)		(1,578)
Exploration expenses	(11)	(25)	(162)	(106)	(150)	(6)	(123)	(21)	(1)	(605)
D.D. & A. and Provision for abandonment (a)	(449)	(158)	(839)	(1,156)	(1,488)	(434)	(727)	(707)	(90)	(6,048)
Other income (expenses)	(1,987)	(98)	1,955	(378)	(196)	(127)	(292)	2	(4)	(1,125)
Pretax income from producing activities	(842)	1,365	6,129	2,768	2,438	1,648	1,927	775	(41)	16,167
Income taxes	337	(665)	(2,740)	(1,192)	(979)	(524)	(1,457)	(41)	47	(7,214)
Results of operations from E&P activities of consolidated subsidiaries	(505)	700	3,389	1,576	1,459	1,124	470	734	6	8,953
Equity-accounted entities
Revenues:
- sales to consolidated entities		2,937			572					3,509
- sales to third parties		3,039	14		1,327			533		4,913
Total revenues		5,976	14		1,899			533		8,422
Production costs		(567)	(6)		(244)			(24)		(841)
Transportation costs		(131)	(1)		(9)					(141)
Production taxes			(2)		(15)			(123)		(140)
Exploration expenses		(44)			(7)		(13)			(64)
D.D. & A. and Provision for abandonment		(1,121)	(6)		(628)		(1)	(63)		(1,819)
Other income (expenses)		(64)			(271)		1	(234)		(568)
Pretax income from producing activities		4,049	(1)		725		(13)	89		4,849
Income taxes		(3,076)	3		(21)			(105)		(3,199)
Results of operations from E&P activities of equity-accounted entities		973	2		704		(13)	(16)		1,650

(a) Includes asset net impairment amounting to €279 million.

2021	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	1,680	790	1,133		3,782	1,391	2,020	734	4	11,534
- sales to third parties		36	2,602	3,637	930	704	380	351	108	8,748
Total revenues	1,680	826	3,735	3,637	4,712	2,095	2,400	1,085	112	20,282
Production costs	(326)	(147)	(581)	(399)	(816)	(211)	(251)	(288)	(17)	(3,036)
Transportation costs	(4)	(35)	(45)	(10)	(20)	(150)	(5)	(11)		(280)
Production taxes	(128)		(192)		(379)		(230)	(28)		(957)
Exploration expenses	(16)	(72)	(27)	(47)	(238)	(1)	(135)	(21)	(1)	(558)
D.D. & A. and Provision for abandonment (a)	(31)	(196)	(357)	(990)	(1,468)	(431)	(665)	(243)	(69)	(4,450)
Other income (expenses)	(395)	11	557	(310)	(330)	(120)	(173)	(132)	(2)	(894)
Pretax income from producing activities	780	387	3,090	1,881	1,461	1,182	941	362	23	10,107
Income taxes	(198)	(156)	(1,450)	(848)	(708)	(394)	(739)	(17)	(15)	(4,525)
Results of operations from E&P activities of consolidated subsidiaries	582	231	1,640	1,033	753	788	202	345	8	5,582
Equity-accounted entities
Revenues:
- sales to consolidated entities		1,831								1,831
- sales to third parties		1,756	12		365			367		2,500
Total revenues		3,587	12		365			367		4,331
Production costs		(388)	(6)		(25)			(15)		(434)
Transportation costs		(140)	(1)		(12)					(153)
Production taxes			(2)		(112)			(88)		(202)
Exploration expenses		(35)								(35)
D.D. & A. and Provision for abandonment		(879)	(3)		42			(154)		(994)
Other income (expenses)		(287)			(158)		(1)	(197)		(643)
Pretax income from producing activities		1,858			100		(1)	(87)		1,870
Income taxes		(1,237)						(66)		(1,303)
Results of operations from E&P activities of equity-accounted entities		621			100		(1)	(153)		567

(a) Includes asset net reversal amounting to €1,263 million.

Proved reserves of oil and natural gas

Eni’s criteria concerning evaluation and classification of proved developed and undeveloped reserves comply with Regulation S-X 4-10 of the U.S. Securities and Exchange Commission and have been disclosed in accordance with FASB Extractive Activities – Oil and Gas (Topic 932).

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

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an un-weighted arithmetic average of the first-day-of-the month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. In 2023, the average price for the marker Brent crude oil was $83 per barrel. Net proved reserves exclude interests and royalties owned by others.

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

Eni has its proved reserves evaluated on a rotational basis by independent oil engineering companies1. The description of qualifications of the person primarily responsible of the reserves audit is included in the third-party audit report2. In the preparation of their reports, independent evaluators rely, without independent verification, upon data furnished by Eni with respect to property interest, production, current costs of operation and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. Eni’s net equity share after cost recovery. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies and technical analysis relevant to field performance, long-term development plans, future capital and operating costs. In order to calculate the economic value of Eni equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements, and other pertinent information are provided.

The volumes and monetary values of the reserves of certain joint venture and affiliated companies are certified on their behalf in a similar manner by independent petroleum engineering companies and provided to Eni3.

In 2023, an independent evaluation of about 34%4 of Eni’s total proved reserves as of December 31, 2023, confirming, as in previous years, the reasonableness of Eni’s internal evaluations.

In the three-year period from 2021 to 2023, 77% of Eni’s total proved reserves were subject to independent evaluation.

Eni operates under production sharing agreements in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represented 55%, 54% and 58% of total proved reserves as of December 31, 2023, 2022 and 2021 respectively, on an oil-equivalent basis. Similar effects as PSAs apply to service contracts; proved reserves associated with such contracts represented 2%, 2%, and 3% of total proved reserves on an oil-equivalent basis as of December 31, 2023, 2022 and 2021, respectively.

29 For the past three years we have availed of the independent certification service of DeGolyer and Mac Naughton, Ryder Scott, Société Générale de Surveillance and Sproule.
30 The reports of independent engineers are available on Eni website eni.com section Publications/Annual Report 2023.
31 In 2023 and 2022 Azule and Vår Energi.
32 Includes Eni’s share of proved reserves of equity accounted entities.

Oil and gas reserves quantities include: (i) oil and natural gas quantities in excess of cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves. Reserves volumes associated with oil and gas deriving from such obligation represent 2%, 3% and 4% of total proved reserves as of December 31, 2023, 2022 and 2021, respectively, on an oil equivalent basis; (ii) volumes of proved reserves of natural gas to be consumed in operations amounted to 2,338 BCF at 2023 year-end (2,389 BCF and 2,335 BCF respectively at 2022 and 2021 year-end); (iii) the quantities of hydrocarbons related to the Angola LNG plant owned by the JV Azule set up 50% with bp during the year.

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

Proved undeveloped reserves

Proved undeveloped reserves as of December 31, 2023 totalled 2,419 mmboe, of which 1,109 mmboe of liquids and 1,310 mmboe of natural gas particularly located in Africa and Asia. Proved undeveloped reserves of consolidated subsidiaries amounted to 1,662 mmboe (of which 740 mmboe of liquids and 992 mmboe of natural gas). Changes in proved undeveloped reserves were as follows:

(mmboe)
Proved undeveloped reserves as of December 31, 2022	2,423
Transfer to proved developed reserves	(187)
Extensions and discoveries	104
Revisions of previous estimates	121
Improved recovery	0
Portfolio	(42)
Proved undeveloped reserves as of December 31, 2023	2,419

In 2023, total proved undeveloped reserves decreased by 4 mmboe (proved undeveloped reserves of consolidated companies increased by 31 mmboe, while those of joint ventures and associates decreased by 35 mmboe).

Main changes derived from:

i) proved undeveloped reserves matured to proved developed reserves amounted to -187 mmboe, and were driven by progress in development activities, production start-ups and project revisions. The main reclassifications to proved developed reserves related to: Vår Energi (-63 mmboe) mainly in the fields of Breidablikk, Fenja, Tommeliten Alpha, Bauge and Frosk; Ivory Coast (-26 mmboe) in the Baleine field; Egypt (-24 mmboe) mainly in the fields of Zohr and Meleiha; Messico (-14 mmboe) in the Amoca and Mizton fields;

ii) new discoveries and extensions of +104 mmboe: (i) an increase of 50 mmboe of liquids,  mainly related to the investment decision for the Hail and Ghasha projects in United Arab Emirates; (ii) and from an increase of +54 mmboe of gas, mainly related to to the investment decision for the Hail and Ghasha projects in United Arab Emirates (+42 mmboe) and Merakes East in Indonesia (+11 mmboe);

iii) revisions of previous estimates (+121 mmboe) (including the effect of updating the gas conversion factor by +8 mmboe), of which 107 mmbbl of oil and 33 BCF of natural gas. Positive revisions mainly related to the advancement of development activities in Libya (+104 mmboe) mainly in Area D and Bouri, in Italy (+39 mmboe) especially in the Val d’Agri, and in Vår Energi (38 mmboe). Negative revisions mainly refer to a reduction in Egypt (-86 million boe) mainly on the Belayim field and for the reconfiguration of the Zohr phase 2 project;

iv) portfolio operations (-42 million boe), mainly relate to the sale of Alliance assets in the United States and from a reduction of share in the Ghasha concession in the United Arab Emirates.

Proved reserves of crude oil (including condensate and natural gas liquids)

(million barrels)
2023	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Reserves at December 31, 2022	188	36	364	167	367	644	433	234	1	2,434
of which: developed	139	32	201	135	212	585	231	171	1	1,707
undeveloped	49	4	163	32	155	59	202	63		727
Purchase of Minerals in Place			4							4
Revisions of Previous Estimates	34	(2)	61	(3)	(2)	35	35	3	(1)	160
Improved Recovery
Extensions and Discoveries							50			50
Production	(11)	(7)	(45)	(25)	(31)	(42)	(31)	(24)		(216)
Sales of Minerals in Place							(2)			(2)
Reserves at December 31, 2023	211	27	384	139	334	637	485	213		2,430
Equity-accounted entities
Reserves at December 31, 2022		350	8		235		100	27		720
of which: developed		173	8		135			27		343
undeveloped		177			100		100			377
Purchase of Minerals in Place					2					2
Revisions of Previous Estimates		9	(1)		2		10			20
Improved Recovery
Extensions and Discoveries
Production		(32)	(1)		(32)			(1)		(66)
Sales of Minerals in Place		(1)								(1)
Reserves at December 31, 2023		326	6		207		110	26		675
Reserves at December 31, 2023	211	353	390	139	541	637	595	239		3,105
Developed	136	191	210	122	332	576	240	189		1,996
consolidated subsidiaries	136	24	204	122	225	576	240	163		1,690
equity-accounted entities		167	6		107			26		306
Undeveloped	75	162	180	17	209	61	355	50		1,109
consolidated subsidiaries	75	3	180	17	109	61	245	50		740
equity-accounted entities		159			100		110			369

(million barrels)
2022	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Reserves at December 31, 2021	197	34	393	210	589	710	476	237	1	2,847
of which: developed	146	34	225	164	435	641	262	164	1	2,072
undeveloped	51		168	46	154	69	214	73		775
Purchase of Minerals in Place	1		17					2		20
Revisions of Previous Estimates	3	6	(8)	(16)	(62)	(34)	(15)	13		(113)
Improved Recovery			2					4		6
Extensions and Discoveries		3	5	1	61					70
Production	(13)	(7)	(45)	(28)	(51)	(32)	(28)	(22)		(226)
Sales of Minerals in Place					(170)					(170)
Reserves at December 31, 2022	188	36	364	167	367	644	433	234	1	2,434
Equity-accounted entities
Reserves at December 31, 2021		378	9		21			6		414
of which: developed		175	9		9			6		199
undeveloped		203			12					215
Purchase of Minerals in Place					132		100			232
Revisions of Previous Estimates		38			37			22		97
Improved Recovery					4					4
Extensions and Discoveries		4			54					58
Production		(33)	(1)		(13)			(1)		(48)
Sales of Minerals in Place		(37)								(37)
Reserves at December 31, 2022		350	8		235		100	27		720
Reserves at December 31, 2022	188	386	372	167	602	644	533	261	1	3,154
Developed	139	205	209	135	347	585	231	198	1	2,050
consolidated subsidiaries	139	32	201	135	212	585	231	171	1	1,707
equity-accounted entities		173	8		135			27		343
Undeveloped	49	181	163	32	255	59	302	63		1,104
consolidated subsidiaries	49	4	163	32	155	59	202	63		727
equity-accounted entities		177			100		100			377

2021	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Reserves at December 31, 2020	178	34	383	227	624	805	579	224	1	3,055
of which: developed	146	31	243	172	469	716	297	143	1	2,218
undeveloped	32	3	140	55	155	89	282	81		837
Purchase of Minerals in Place								1		1
Revisions of Previous Estimates	32	8	49	11	21	(58)	(74)	21		10
Improved Recovery					2			10		12
Extensions and Discoveries		(1)	6	2	16					23
Production	(13)	(7)	(45)	(30)	(72)	(37)	(29)	(19)		(252)
Sales of Minerals in Place					(2)					(2)
Reserves at December 31, 2021	197	34	393	210	589	710	476	237	1	2,847
Equity-accounted entities
Reserves at December 31, 2020		400	12		18			30		460
of which: developed		176	12		15			30		233
undeveloped		224			3					227
Purchase of Minerals in Place
Revisions of Previous Estimates		17	(2)		4			(23)		(4)
Improved Recovery
Extensions and Discoveries		2								2
Production		(41)	(1)		(1)			(1)		(44)
Sales of Minerals in Place
Reserves at December 31, 2021		378	9		21			6		414
Reserves at December 31, 2021	197	412	402	210	610	710	476	243	1	3,261
Developed	146	209	234	164	444	641	262	170	1	2,271
consolidated subsidiaries	146	34	225	164	435	641	262	164	1	2,072
equity-accounted entities		175	9		9			6		199
Undeveloped	51	203	168	46	166	69	214	73		990
consolidated subsidiaries	51		168	46	154	69	214	73		775
equity-accounted entities		203			12					215

Main changes in proved reserves of crude oil (including condensates and natural gas liquids) reported in the tables above for the period 2023, 2022 and 2021 are discussed below.

Consolidated subsidiaries

Purchase of Minerals in Place

In 2021, there are two acquisitions (totaling 1 mmboe) of Lucius fields in the U.S. and Conwy in the U.K.

In 2022, 20 mmbbl were booked, mainly for the acquisition of the BHP share in Algeria and a share in some fields in the United States Gulf of Mexico.

In 2023 we have an acquisition of some BP assets in Algeria for 4 mmbbl.

Revisions of Previous Estimates

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

In 2022, revisions of previous estimates were negative of 113 mmbbl. The main positive revisions were in the United Arab Emirates (+23 mmbbl) particularly of the Umm Shaif field (19 mmbbl), the United States (+16 mmbbl) mainly at the Triton and Allegheny fields, and Libya (15 mmbbl) at the Wafa and Structure E fields. The main negative changes were in Nigeria (-70 mmbbl), Iraq (-39 mmbbl) and Kazakhstan (-34 mmbbl) due to price effect and Algeria (-23 mmbbl).

In 2023 revisions of previous estimates are +160 mmbbl. The main positive revisions are: in Libya (+53 mmbbl) mainly in Area D and Bouri due to contractual changes and price effect; in Kazakhstan (+35 mmbbl) in Kashagan and Karachaganak fields mainly due to price effect; in Italy (+34 mmbbl) mainly in Val d'Agri and Gela; in Iraq (+24 mmbbl) in Zubair field due to price effect. The main negative changes are: Nigeria (-8 mmbbl) mainly on NAOC fields; in the United States of America (-10 mmbbl) mainly on Triton, Oooguruk and Allegheny fields.

Improved Recovery

In 2021, 12 mmbbl were totaled from recovery-assisted improvements primarily on the Oooguruk field in the U.S.

In 2022, 6 mmbbl were booked due to improved recovery mainly at the Mizton field in Mexico and the BRW field in Algeria.

In 2023 there were no increases due to improvements from assisted recovery.

Extensions and Discoveries

In 2021, new discoveries and extensions total 23 million barrels, primarily related to Cuica and Ndungu in Block 15/06 and the New Gas Consortium project in Angola and the BKNEP, Zas and Ret projects in Algeria.

In 2022, 70 mmbbl of new discoveries and extensions are realized mainly due to the final investment decision on the development of the Baleine field in Ivory Coast (59 mmbbl), the NAHE project in Algeria, and the Talbot field in the United Kingdom.

In 2023, new discoveries and extensions amount to 50 mmbbl, mainly related to the United Arab Emirates following the final investment decision in the Hail and Ghasha project.

Sales of Minerals in Place

In 2021, there was a sale of OML 17 in Nigeria for 2 mmbbl.

In 2022, 170 mmbbl were de-booked in connection to the contribution of Eni’s assets in Angola to the JV Azule set up 50% with bp and the sale of OML 11 in Nigeria.

In 2023, the divestment of 2 mmbbl mainly concerns the reduction of the share in the Ghasha concession in the United Arab Emirates.

Equity-accounted entities

Purchase of Minerals in Place

In 2021, no purchases of proved reserves were made.

In 2022, acquisitions amounted to 232 mmbbl due to the acquisition of a 50% stake in the JV Azule in Angola (132 mmbbl) and to Eni’s joining the NFE project in Qatar (100 mmbbl).

In 2023 the 2 mmbbl of acquisition of a share in Block 3/05a in Azule.

Revisions of Previous Estimates

In 2021, revisions were negative 4 mmbbl, mainly located in the Rest of Europe (+17 mmbbl) in Norway and the Americas (-23 mmbbl in Venezuela). Minor revisions in Angola, Tunisia and Mozambique.

In 2022, revisions were a positive 97 mmbbl, located mainly in Azule in Angola (+38 mmbbl), Vår Energi in Norway (+37 mmbbl) and Venezuela (+21 mmbbl).

In 2023, positive revisions of +20 mmbbl are mainly due to Qatar (+10 mmbbl) on the NFE field, Vår Energi in Norway (+9 mmbbl).

Extensions and Discoveries

In 2021, extensions and new discoveries total 2 mmbbl and were located in Norway.

In 2022, extensions and new discoveries of 58 mmbbl were reported by Azule in Angola and Vår Energi in Norway.

No extensions or new discoveries are recorded in 2023.

Sales of Minerals in Place

In 2020 and 2021, no sales of proved reserves were made.

In 2022, sales of 37 mmbbl related to the IPO of Vår Energi in Norway.

In 2023 sales amount to -1 mmbbl for the divestment of the Brage field in Vår Energi in Norway.

Proved reserves of natural gas

(billion cubic feet)

2023	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Reserves at December 31, 2022	869	223	2,323	3,881	2,341	1,560	1,281	264	408	13,150
of which: developed	695	214	670	2,732	1,306	1,560	796	195	223	8,391
undeveloped	174	9	1,653	1,149	1,035		485	69	185	4,759
Purchase of Minerals in Place			214							214
Revisions of Previous Estimates	67	(10)	832	(506)	294	79	112	5	(202)	671
Improved Recovery
Extensions and Discoveries				4	5		275			284
Production(a)	(77)	(39)	(335)	(478)	(161)	(93)	(187)	(25)	(14)	(1,409)
Sales of Minerals in Place							(178)	(113)		(291)
Reserves at December 31, 2023	859	174	3,034	2,901	2,479	1,546	1,303	131	192	12,619
Equity-accounted entities
Reserves at December 31, 2022		646	9		1,562		1,490	1,355		5,062
of which: developed		444	9		1,070			1,355		2,878
undeveloped		202			492		1,490			2,184
Purchase of Minerals in Place
Revisions of Previous Estimates		(32)	6		22		(84)	7		(81)
Improved Recovery
Extensions and Discoveries
Production(b)		(97)	(1)		(83)			(102)		(283)
Sales of Minerals in Place		(2)								(2)
Reserves at December 31, 2023		515	14		1,501		1,406	1,260		4,696
Reserves at December 31, 2023	859	689	3,048	2,901	3,980	1,546	2,709	1,391	192	17,315
Developed	653	526	933	2,262	2,386	1,546	725	1,367	58	10,456
consolidated subsidiaries	653	167	919	2,262	1,350	1,546	725	107	58	7,787
equity-accounted entities		359	14		1,036			1,260		2,669
Undeveloped	206	163	2,115	639	1,594		1,984	24	134	6,859
consolidated subsidiaries	206	7	2,115	639	1,129		578	24	134	4,832
equity-accounted entities		156			465		1,406			2,027

(a) It includes production volumes consumed in operations equal to 206 Bcf.
(b) It includes production volumes consumed in operations equal to 33 Bcf.

(billion cubic feet)
2022	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Reserves at December 31, 2021	918	247	2,272	4,152	2,953	1,705	1,522	274	428	14,471
of which: developed	729	242	781	3,656	1,759	1,705	971	210	266	10,319
undeveloped	189	5	1,491	496	1,194		551	64	162	4,152
Purchase of Minerals in Place			6					2		8
Revisions of Previous Estimates	39	15	280	193	(285)	(73)	(53)	17	(1)	132
Improved Recovery			1							1
Extensions and Discoveries		7	37	52	154					250
Production(a)	(88)	(46)	(273)	(516)	(176)	(72)	(185)	(29)	(19)	(1,404)
Sales of Minerals in Place					(305)		(3)			(308)
Reserves at December 31, 2022	869	223	2,323	3,881	2,341	1,560	1,281	264	408	13,150
Equity-accounted entities
Reserves at December 31, 2021		654	10		1,285			1,460		3,409
of which: developed		457	10		165			1,460		2,092
undeveloped		197			1,120					1,317
Purchase of Minerals in Place					194		1,490			1,684
Revisions of Previous Estimates		144			127			(10)		261
Improved Recovery
Extensions and Discoveries		19								19
Production(b)		(108)	(1)		(44)			(95)		(248)
Sales of Minerals in Place		(63)								(63)
Reserves at December 31, 2022		646	9		1,562		1,490	1,355		5,062
Reserves at December 31, 2022	869	869	2,332	3,881	3,903	1,560	2,771	1,619	408	18,212
Developed	695	658	679	2,732	2,376	1,560	796	1,550	223	11,269
consolidated subsidiaries	695	214	670	2,732	1,306	1,560	796	195	223	8,391
equity-accounted entities		444	9		1,070			1,355		2,878
Undeveloped	174	211	1,653	1,149	1,527		1,975	69	185	6,943
consolidated subsidiaries	174	9	1,653	1,149	1,035		485	69	185	4,759
equity-accounted entities		202			492		1,490			2,184

(a) It includes production volumes consumed in operations equal to 208 Bcf.
(b) It includes production volumes consumed in operations equal to 27 Bcf.

2021	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Reserves at December 31, 2020	348	208	2,201	4,692	3,864	2,003	1,589	175	474	15,554
of which: developed	280	194	1,014	4,511	1,751	2,003	674	109	315	10,851
undeveloped	68	14	1,187	181	2,113		915	66	159	4,703
Purchase of Minerals in Place								1		1
Revisions of Previous Estimates	661	78	321	(2)	(903)	(213)	120	125	(15)	172
Improved Recovery
Extensions and Discoveries		5	13		186		2			206
Production(a)	(91)	(44)	(263)	(538)	(179)	(85)	(189)	(27)	(31)	(1,447)
Sales of Minerals in Place					(15)					(15)
Reserves at December 31, 2021	918	247	2,272	4,152	2,953	1,705	1,522	274	428	14,471
Equity-accounted entities
Reserves at December 31, 2020		510	14		364			1,559		2,447
of which: developed		415	14		170			1,559		2,158
undeveloped		95			194					289
Purchase of Minerals in Place
Revisions of Previous Estimates		234	(3)		952			(12)		1,171
Improved Recovery
Extensions and Discoveries		28								28
Production(b)		(118)	(1)		(31)			(87)		(237)
Sales of Minerals in Place
Reserves at December 31, 2021		654	10		1,285			1,460		3,409
Reserves at December 31, 2021	918	901	2,282	4,152	4,238	1,705	1,522	1,734	428	17,880
Developed	729	699	791	3,656	1,924	1,705	971	1,670	266	12,411
consolidated subsidiaries	729	242	781	3,656	1,759	1,705	971	210	266	10,319
equity-accounted entities		457	10		165			1,460		2,092
Undeveloped	189	202	1,491	496	2,314		551	64	162	5,469
consolidated subsidiaries	189	5	1,491	496	1,194		551	64	162	4,152
equity-accounted entities		197			1,120					1,317

(a) It includes production volumes consumed in operations equal to 208 Bcf.
(b) It includes production volumes consumed in operations equal to 15 Bcf.

Main changes in proved reserves of natural gas reported in the tables above for the period 2021, 2022 and 2023 are discussed below.

Consolidated subsidiaries

Purchase of Minerals in Place

In 2021, 1 BCF of acquisition related to the Lucius field in the United States is recorded.

In 2022, acquisitions of 8 BCF cubic meters were made mainly for the acquisition of the BHP share in Algeria (6 BCF) and a share in some fields in the United States Gulf of Mexico.

In 2023 there is 214 BCF meters due to the acquisition of some BP assets in Algeria.

Revisions of Previous Estimates

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

In 2022, total revisions were 132 BCF. The main positive revisions were in Congo (469 BCF) mainly at the Nené field, Libya (357 BCF) and Egypt (193 BCF). The main negative revisions were in Nigeria (-764 BCF), Algeria (-74 BCF) and Kazakhstan (-73 BCF).

In 2023 total revisions are +671 BCF. The main positive revisions were recorded in: Libya (+651 BCF) in Area D and Bouri due to contractual changes and price effect; in Congo (+237 BCF) mainly in Mboundi Gas and Nene; in Algeria (+178 BCF) mainly in Block 208-404. The main negative revisions were in Australia (-202 BCF) in the Blacktip field and in Egypt (-506 BCF) mainly for the reconfiguration of the Zohr project phase 2, which entailed a review of the compression design and a downward revision of the relevant reserves.

Improved Recovery

In 2021, no material improved recoveries were recorded.

In 2022, we had 1 BCF of improved recoveries in Algeria on the BRW and BKNE Alpha fields.

In 2023 there were no improvements from assisted recovery.

Extensions and Discoveries

In 2021, new discoveries and extensions totaled 206 BCF and related primarily to the New Gas Consortium project in Angola and to a lesser extent the Berkine North project in Algeria.

In 2022, new discoveries and extensions amounted to 250 BCF and mainly related to the final investment decision in Baleine in Ivory Coast and Bashrush in Egypt.

In 2023, new discoveries and extensions are 284 BCF in United Arab Emirates (217 BCF) as a result of the final investment decision in the Hail and Ghasha project and Indonesia (59 BCF) for the final investment decision in Merakes East.

Sales of Minerals in Place

In 2021, there were divestments of 15 BCF related to the exit from OML 17 in Nigeria.

In 2022, sales were 308 BCF in relation to the contribution of Eni’s assets in Angola to the JV  Azule and 3 BFC related to Pakistan.

In 2023 divestments of 291 BCF are mainly due in the United States of America (113 BCF) for the divestment of Alliance assets and in the United Arab Emirates (177 BCF) for the reduction of the share in the Ghasha concession.

Equity-accounted entities

Purchase of Minerals in Place

No purchase was made in 2021.

In 2022, we had acquisitions for 1,684 BCF due to Eni’s entry into the NFE project in Qatar and the acquisition of a 50% stake in the JV Azule in Angola.

No purchase was made in 2023.

Revisions of Previous Estimates

In 2021, revisions to previous estimates were 1,171 BCF, primarily due to the reclassification of the Mozambique project from a consolidated company to an equity-accounted company.

In 2022, revisions of previous estimates are 261 BCF, mainly due to Azule in Angola, Vår Energi in Norway, and Coral in Mozambique.

In 2023, revisions of previous estimates are -81 BCF mainly due to a positive revision in Mozambique (+77 BCF) in Coral South, Azule in Angola (-55 BCF) and Qatar (-84 BCF) on the NFE field.

Extensions and Discoveries

In 2021, 28 BCF of extensions and new discoveries were recorded, mainly due to the investment decision in Tommeliten Alpha in Norway.

In 2022, extensions and new discoveries were 19 BCF due to Vår Energi in Norway.

In 2023, there were no extensions or new relevant discoveries.

Sales of Minerals in Place

In 2021, no sales were made.

In 2022, sales of 63 BCF were due to the IPO of Vår Energi in Norway.

In 2023 divestments are 2 BCF in the Brage field in Vår Energi in Norway.

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

The standardized measure of discounted future net cash flows by geographical area consists of the following:

(€ million)
December 31, 2023	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Future cash inflows	22,724	3,926	49,789	23,046	35,147	40,081	40,622	14,951	707	230,993
Future production costs	(8,848)	(1,227)	(8,361)	(7,078)	(13,512)	(6,475)	(11,042)	(5,852)	(164)	(62,559)
Future development and abandonment costs	(4,270)	(824)	(6,664)	(2,719)	(7,757)	(1,814)	(7,437)	(1,954)	(355)	(33,794)
Future net inflow before income tax	9,606	1,875	34,764	13,249	13,878	31,792	22,143	7,145	188	134,640
Future income tax	(2,233)	(1,274)	(19,528)	(4,541)	(4,729)	(8,186)	(16,348)	(3,161)	(8)	(60,008)
Future net cash flows	7,373	601	15,236	8,708	9,149	23,606	5,795	3,984	180	74,632
10 % discount factor	(3,325)	(39)	(7,541)	(2,926)	(4,223)	(11,668)	(3,081)	(1,462)	(58)	(34,323)
Standardized measure of discounted future net cash flows	4,048	562	7,695	5,782	4,926	11,938	2,714	2,522	122	40,309
Equity-accounted entities
Future cash inflows		29,387	168		22,954		19,108	7,519		79,136
Future production costs		(7,128)	(122)		(6,202)		(5,880)	(1,925)		(21,257)
Future development and abandonment costs		(5,221)	(54)		(2,972)		(410)	(179)		(8,836)
Future net inflow before income tax		17,038	(8)		13,780		12,818	5,415		49,043
Future income tax		(12,548)	(1)		(3,254)		(9,702)	(2,263)		(27,768)
Future net cash flows		4,490	(9)		10,526		3,116	3,152		21,275
10 % discount factor		(1,114)	27		(4,508)		(2,158)	(1,237)		(8,990)
Standardized measure of discounted future net cash flows		3,376	18		6,018		958	1,915		12,285
Total consolidated subsidiaries and equity-accounted entities	4,048	3,938	7,713	5,782	10,944	11,938	3,672	4,437	122	52,594
F-210

December 31, 2022	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Future cash inflows	38,968	7,609	50,838	34,198	48,292	53,529	45,179	21,233	1,525	301,371
Future production costs	(10,267)	(1,752)	(6,675)	(11,171)	(15,823)	(7,844)	(12,181)	(5,950)	(230)	(71,893)
Future development and abandonment costs	(4,484)	(1,296)	(4,894)	(2,941)	(10,057)	(1,873)	(4,562)	(3,063)	(377)	(33,547)
Future net inflow before income tax	24,217	4,561	39,269	20,086	22,412	43,812	28,436	12,220	918	195,931
Future income tax	(6,388)	(3,087)	(23,766)	(7,119)	(7,990)	(11,568)	(21,227)	(4,903)	(81)	(86,129)
Future net cash flows	17,829	1,474	15,503	12,967	14,422	32,244	7,209	7,317	837	109,802
10 % discount factor	(7,141)	(344)	(7,176)	(4,562)	(6,456)	(16,087)	(2,980)	(3,443)	(357)	(48,546)
Standardized measure of discounted future net cash flows	10,688	1,130	8,327	8,405	7,966	16,157	4,229	3,874	480	61,256
Equity-accounted entities
Future cash inflows		50,468	265		42,450		33,075	8,133		134,391
Future production costs		(7,628)	(123)		(10,579)		(9,749)	(2,083)		(30,162)
Future development and abandonment costs		(6,458)	(57)		(3,508)		(560)	(178)		(10,761)
Future net inflow before income tax		36,382	85		28,363		22,766	5,872		93,468
Future income tax		(27,333)	(3)		(8,117)		(19,393)	(2,469)		(57,315)
Future net cash flows		9,049	82		20,246		3,373	3,403		36,153
10 % discount factor		(2,501)	(15)		(9,058)		(2,462)	(1,416)		(15,452)
Standardized measure of discounted future net cash flows		6,548	67		11,188		911	1,987		20,701
Total consolidated subsidiaries and equity-accounted entities	10,688	7,678	8,394	8,405	19,154	16,157	5,140	5,861	480	81,957

December 31, 2021	Italy	Rest of Europe	North Africa	Egypt	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
Consolidated subsidiaries
Future cash inflows	18,933	4,679	33,142	31,344	40,929	36,430	32,594	13,607	1,511	213,169
Future production costs	(6,929)	(1,496)	(6,325)	(9,726)	(13,196)	(7,343)	(9,578)	(4,189)	(251)	(59,033)
Future development and abandonment costs	(4,104)	(865)	(4,688)	(2,036)	(5,117)	(1,750)	(4,278)	(2,298)	(288)	(25,424)
Future net inflow before income tax	7,900	2,318	22,129	19,582	22,616	27,337	18,738	7,120	972	128,712
Future income tax	(2,037)	(1,001)	(12,345)	(6,736)	(8,372)	(6,301)	(12,899)	(2,386)	(75)	(52,152)
Future net cash flows	5,863	1,317	9,784	12,846	14,244	21,036	5,839	4,734	897	76,560
10 % discount factor	(2,112)	(170)	(4,516)	(4,211)	(5,608)	(10,703)	(2,295)	(1,980)	(350)	(31,945)
Standardized measure of discounted future net cash flows	3,751	1,147	5,268	8,635	8,636	10,333	3,544	2,754	547	44,615
Equity-accounted entities
Future cash inflows		28,037	230		8,884			5,971		43,122
Future production costs		(8,316)	(120)		(1,590)			(1,454)		(11,480)
Future development and abandonment costs		(6,566)	(85)		(95)			(77)		(6,823)
Future net inflow before income tax		13,155	25		7,199			4,440		24,819
Future income tax		(8,591)	(9)		(1,286)			(1,309)		(11,195)
Future net cash flows		4,564	16		5,913			3,131		13,624
10 % discount factor		(1,462)	16		(3,498)			(1,399)		(6,343)
Standardized measure of discounted future net cash flows		3,102	32		2,415			1,732		7,281
Total consolidated subsidiaries and equity-accounted entities	3,751	4,249	5,300	8,635	11,051	10,333	3,544	4,486	547	51,896

Changes in standardized measure of discounted future net cash flows

Changes in standardized measure of discounted future net cash flows for the years ended December 31, 2023, 2022 and 2021, are as follows:

(€ million)

2023	Consolidated subsidiaries	Equity-accounted entities	Total
Standardized measure of discounted future net cash flows at December 31, 2022	61,256	20,701	81,957
Increase (Decrease):
- sales, net of production costs	(19,397)	(5,426)	(24,823)
- net changes in sales and transfer prices, net of production costs	(33,769)	(19,785)	(53,554)
- extensions, discoveries and improved recovery, net of future production and development costs	1,659		1,659
- changes in estimated future development and abandonment costs	(4,684)	(1,353)	(6,037)
- development costs incurred during the period that reduced future development costs	6,691	2,517	9,208
- revisions of quantity estimates	6,531	155	6,686
- accretion of discount	10,627	3,033	13,660
- net change in income taxes	12,675	14,753	27,428
- purchase of reserves in-place	977	44	1,021
- sale of reserves in-place	(845)	(60)	(905)
- changes in production rates (timing) and other	(1,412)	(2,294)	(3,706)
Net increase (decrease)	(20,947)	(8,416)	(29,363)
Standardized measure of discounted future net cash flows at December 31, 2023	40,309	12,285	52,594

(€ million)

2022	Consolidated subsidiaries	Equity-accounted entities	Total
Standardized measure of discounted future net cash flows at December 31, 2021	44,615	7,281	51,896
Increase (Decrease):
- sales, net of production costs	(25,987)	(4,912)	(30,899)
- net changes in sales and transfer prices, net of production costs	56,002	24,343	80,345
- extensions, discoveries and improved recovery, net of future production and development costs	1,519	2,139	3,658
- changes in estimated future development and abandonment costs	(7,046)	(3,169)	(10,215)
- development costs incurred during the period that reduced future development costs	3,821	2,000	5,821
- revisions of quantity estimates	(1,295)	7,134	5,839
- accretion of discount	7,226	1,510	8,736
- net change in income taxes	(18,393)	(21,676)	(40,069)
- purchase of reserves in-place	765	10,200	10,965
- sale of reserves in-place	(6,436)		(6,436)
- changes in production rates (timing) and other	6,465	(4,149)	2,316
Net increase (decrease)	16,641	13,420	30,061
Standardized measure of discounted future net cash flows at December 31, 2022	61,256	20,701	81,957

2021	Consolidated subsidiaries	Equity-accounted entities	Total
Standardized measure of discounted future net cash flows at December 31, 2020	24,386	3,306	27,692
Increase (Decrease):
- sales, net of production costs	(16,402)	(3,381)	(19,783)
- net changes in sales and transfer prices, net of production costs	40,864	9,256	50,120
- extensions, discoveries and improved recovery, net of future production and development costs	1,304	142	1,446
- changes in estimated future development and abandonment costs	(2,737)	(734)	(3,471)
- development costs incurred during the period that reduced future development costs	2,877	1,385	4,262
- revisions of quantity estimates	1,963	1,665	3,628
- accretion of discount	3,810	514	4,324
- net change in income taxes	(14,022)	(5,216)	(19,238)
- purchase of reserves in-place	27		27
- sale of reserves in-place	(28)		(28)
- changes in production rates (timing) and other	2,573	344	2,917
Net increase (decrease)	20,229	3,975	24,204
Standardized measure of discounted future net cash flows at December 31, 2021	44,615	7,281	51,896

