Form 20-F
period 2025-12-31
ENI SPA
filed 2026-03-23
CIK 1002242

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ordinary shares	3,146,765,114

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

Gearing

A non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity plus net borrowings. This ratio is calculated also excluding the IFRS 16 lease liability.

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

Net Scope 1+2 Upstream

Scope 1 and Scope 2 GHG emissions associated with Eni’s upstream operations or third parties’, accounted for on a financial perimeter basis, net of carbon credits mainly from Natural Climate Solutions and Technological solutions.

Net Scope 1+2 Eni

Scope 1 and Scope 2 GHG emissions associated with Eni’s operations or third parties’, accounted for on a financial perimeter basis, net of carbon credits mainly from Natural Climate Solutions and Technological solutions.

Net Intensity Scope 1+2+3	Ratio between the GHG emissions Scope 1+2+3 (net of carbon credits mainly from Natural Climate Solutions and Technological solutions) and the energy content of products sold.
Network Code	A code containing norms and regulations for access to, management and operation of natural gas pipelines.
Oilfield chemicals	Innovative solutions for supply of chemicals and related ancillary services for Oil & Gas business.
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

REDD+

REDD+ stands for Reducing Emissions from Deforestation and Forest Degradationand the “+” symbolizes additional activities related to conservation, sustainable forest management, and enhancement of forest carbon stocks. This scheme was designed by the United Nations (United Nations Framework Convention on Climate Change - UNFCCC) and anchored in Article 5 of the Paris Agreement. It involves conserving forests to reduce emissions and improve the natural storage capacity of CO2, as well as protecting biodiversity and promoting  local communities socio-economic development.

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

Scope 1 GHG Emissions	Direct greenhouse gas emissions from company’s operations, produced from sources that are owned or controlled by the company.
Scope 2 GHG Emissions	Indirect greenhouse gas emissions resulting from the generation of electricity, steam and heat purchased from third parties and consumed by assets owned or controlled by the company.
Scope 3 GHG Emissions	Indirect GHG emissions associated with the value chain of Eni’s products.
SERM (Standard Eni Refining Margin)	It approximates the margin of Eni's refining system in consideration of the refinery
Ship-or-pay	Clause included in natural gas transportation contracts according to which the customer is requested to pay for the transportation of gas whether or not the gas is actually transported.
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

NOT APPLICABLE

Item 3. KEY INFORMATION

RISK FACTORS

Eni is exposed to the effects of changing commodity prices and margins

Eni is primarily in a commodities business that has a history of price volatility. The most significant factor that affects the Company’s results of operations and cash flow is the price of crude oil, which can be influenced by several variables, including general economic conditions and level of economic growth or recessionary conditions; industry production and inventory levels; technology advancements, including those in pursuit of a lower carbon economy; greenhouse gas emissions and climate change; production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries (“OPEC”) or other producers; weather-related damage and disruptions due to other natural or human causes beyond Eni’s control; competing fuel prices; geopolitical risks; the pace of energy transition; customer and consumer preferences and the use of substitutes; and governmental regulations, policies and other actions regarding the development of oil and gas reserves. Eni evaluates the risk of changing commodity prices as a core part of its business planning process and resource allocation. An investment in the Company carries significant exposure to fluctuations in global crude oil prices and, to a lesser extent, in prices of other energy commodities.

In the short term, crude oil prices are mainly determined by the balance between global oil supply and demand, and the global levels of commercial inventories. A downturn in economic activity normally triggers lower global demand for crude oil, possibly resulting in oversupplies and inventories build-up, because in the short term, producers are unable to quickly adapt to swings in demand. Whenever global supplies of crude oil exceed demand, crude oil prices decrease. In the short term, global demand for crude oil is influenced by macroeconomic trends in large consuming countries (such as China, India and the United States) as well as any financial crisis, levels of inflation and interest rates, geo-political crisis, local conflicts, wars, strikes, attacks, sabotages (particularly in the crude oil-rich area of Middle East), social and political instability, pandemic diseases, flows of international commerce, trade disputes and governments’ fiscal policies, extreme weather events and natural disruptions, among others. Furthermore, trends in the market of crude oil derivatives contracts (futures and options), where material volumes of paper barrels are exchanged daily amongst financial operators (including commodity trading advisories, hedge funds and commodity specialists), can significantly affect short-term movements in crude oil prices driven by operators’ sentiment and expectations about the future direction of price which shape their positioning (long vs. short on the commodity). Considering that volumes exchanged daily in the paper market are several times greater than physical daily exchanges, the role of financial operators, who have been increasingly relying on algorithmic trading amplifying price movements in either direction, can overturn supply and demand fundamentals.

On the supply side, currently there is ample availability of crude oil. Notwithstanding the United States is the main oil producer in the world since the shale oil revolution of 2011, in the short term global balances are influenced to a considerable extent by the system of production quotas and level of spare capacity held by the Organization of the Petroleum Exporting Countries “OPEC” and its allied countries, among them Russia and Kazakhstan, known as the OPEC+ alliance, which have signed a declaration of cooperation (“DoC”) few years ago, designed to stabilize crude oil prices through production ceilings and voluntary production cuts. Therefore, decisions on part of the OPEC+ about production levels can have a significant influence on the price of crude oil in the short term. For example, in April 2025, the alliance resolved to start returning to the market a portion of the production cuts made in previous years, triggering a correction in the price of crude oil.

In the long term, demand for crude oil may be negatively affected by development of alternative energy sources (e.g., nuclear and renewables), technological breakthroughs, shifts in consumer preferences, and measures and other initiatives adopted by governments to tackle climate change and to curb carbon dioxide emissions (CO2 emissions), including stricter regulations and control on production and consumption of crude oil. Eni’s management believes the push to reduce worldwide greenhouse gas emissions and the ongoing energy transition towards a low carbon economy could materially affect the worldwide energy mix and may lead to structural lower crude oil demands and prices. See the risk factor titled “Rising concerns about climate change and the effects of the energy transition could lead to a decline in demand for hydrocarbons and potentially lower prices” below.

After a solid start to 2025 with prices in the 75-80 $/bbl range, the price of the commodity has been gradually declining since the second quarter of the year due to a combination of weakening fundamentals and bearish expectations about future price direction among financial operators. Global economic growth has slowed down pressured by the trade disputes commenced by the USA administration against its main partners affecting international commercial flows, in addition to an uncertain recovery path of the Chinese economy, and by high interest rates. Persistent geopolitical tensions in the Middle East, while the armed invasion of Ukraine by Russia has been dragging on without resolution, have also negatively affected investors and consumers’ confidence and hence economic activity. Finally, the decision of member countries of the OPEC+ alliance to unwind a significant portion of the voluntary production cuts made in April/November 2023, while US production remained resilient and other areas like Brazil and Guyana showed remarkable growth increased oil supplies at a time when demand growth was moderating. Furthermore, fundamental trends shaping current imbalances have been amplified by the bearish positioning of speculative traders, who for the first time on record have retained a net short position in the future contracts for the US crude benchmark (the West Texas Intermediate “WTI”) in August 2025, accelerating an ongoing price downturn. This was a landmark event, because never in the history of the futures market traders have been so negative about future crude oil prices, including the Great Financial Crisis of 2008, the 2015-2016 downturn and the COVID pandemic recession, and occurred notwithstanding the physical balances, albeit on a weakening trend, did not indicate a significantly oversupplied market. This flagged a possible heightened risk for the oil price in relation to the prevalence of speculative trading over physical flows in dictating the price direction in the short term. Due to those developments, crude oil prices for the Brent benchmark have declined to a range of 60-70 $/bbl for the rest of the year to close at a yearly average price of 69 $/bbl (down 14.5% y-o-y), plunging to the lowest level in more than five years at around 60 $/bbl in early January 2026. Since then, prices have been recovering steadily to over 100$/bbl at the start of March 2026, due to escalating tensions in the Middle East that have culminated in acts of war involving the USA, Israel and Iran, as financial operators began discounting risks of possible disruptions to crude oil flows from the Gulf. Considering the uncertainties related to possible evolution of the tensions in Middle East as well as in the military aggression of Ukraine by Russia, based on a review of market fundamentals and assuming moderate growth in the global economy, the management estimates the price of the Brent crude oil at 70 $/bbl (nominal terms) in 2026.

The drivers of prices and demand for natural gas are like those of crude oil. The development of massive liquefaction capacity that has occurred in recent years in countries like the United States, Qatar and Australia has helped to develop a global liquid market of gas, with traders being able to redirect LNG volumes from one geography to another based on price arbitrages. Differently from crude oil, the absolute levels of natural gas prices change from region to region due to specific supply dynamics (e.g. in 2025 the price of natural gas in the United States was one fifth that of Europe, because Europe is a net importer, whilst the United States is currently an oversupplied market due to growing domestic production), while consumption of natural gas is significantly exposed to seasonal patterns and competition from renewables. All those trends may result in a high degree of volatility in natural gas prices. In 2025, natural gas prices in Europe were on average in line compared to 2024 reflecting more pronounced seasonal consumption rather than improving fundamentals as new, significant liquefaction capacity entered into operations in the United States, Canada, where the first LNG exporting project started operations, and production rose in China, which is a net importer of LNG. Against the backdrop of increased supplies, industrial activity, the main driver of gas demand, remained weak in Europe and China, and electricity generation from renewables continued to grow. The outlook for natural gas prices in the short to medium term is compounded by expectations of material additions of LNG production capacity in the United States and Qatar, the emergence of Canada as a new potential large supplier, and rising competition from renewables. In the long-term, demand for natural gas is exposed to the risks of the transition to a low-carbon economy.

The volatility of hydrocarbon prices significantly affects the Group’s financial performance. Lower hydrocarbon prices negatively affect the Group’s consolidated results of operations and cash flow; while the opposite effect is caused by a rise in prices. This is because lower prices translate into lower revenues recognized in the Company’s Exploration & Production segment at the time of the price change, whereas expenses in this segment are either fixed or less sensitive to changes in crude oil prices than revenues. The Group is mainly exposed to the price of crude oil as featured by the fact that the same relative change in the crude oil price yields a considerably larger impact at the Group’s results of operations and cash flow than the gas price. This is because a significant portion of natural gas production volumes are marketed at fixed prices or are indexed to the price of crude oil.

In 2025, the average Brent crude oil price declined by 14.5% compared to 2024 and that reduced Exploration & Production operating profit by an estimated amount of €1.8 billion and the cash flow by an estimated €1.6 billion.

Considering the massive price volatility of the commodity and the fact that Eni does not hedge its future expected cash flows from the sale of its proved reserves, except for specific market situations or transactions, management is fully committed to retaining efficient operations to preserve the profitability of its oil&gas business and a healthy balance sheet across the cycle. In case we fail to achieve low breakeven prices at our portfolio of projects, our results of operations and cash flow could be overexposed to the commodity risk.

Finally, movements in hydrocarbon prices significantly affect the reportable amount of production and proved reserves under our production sharing agreements (“PSAs”), which represented 60% of our proved reserves as of end of 2025. The entitlement mechanism of PSAs foresees the Company is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure, and vice versa. In 2025, our reported production and reserves were increased by an estimated amount of respectively around 4 KBOE/d and by 12 mmBOE due to a decreased Brent reference price. Considering the current portfolio of oil&gas assets, the Company estimates its production to vary by up to 1 KBOE/d for each one-dollar change in the price of the Brent crude oil.

Eni’s Refining and Chemical businesses are in cyclical economic sectors. Their results are impacted by trends in the supply and demand of oil products and commodity plastics, which are influenced by macro-economic variables and by competitive dynamics which ultimately determine the level of product prices. Margins for refined and chemical products depend upon the speed at which products’ prices adjust to reflect movements in oil prices.

All these risks may adversely and materially impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholders returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s share.

There are increasing systemic risks to the macroeconomic outlook, which could trigger a global slowdown negatively affecting demand for hydrocarbons, and hence our results of operations.

There are several risk factors to the macroeconomic outlook in the short term.

Escalating tensions in the Middle East have culminated in acts of war involving the U.S., Israel and Iran at the end of February/early March 2026 with risks of possible enlargement of the conflict and of ensuing possible disruptions in the flow of crude oil and LNG from the Gulf which could increase volatility in the price of these commodities and trigger a slowdown in the global economy or in the worst of cases a recession with huge implications for global demand of crude oil and other energy commodities.

Russia’s military aggression of Ukraine has been dragging on since February 2022, amidst several failed attempts to reach a peaceful solution and recent military threats against neighboring European countries by Russia. This conflict has negatively impacted the global economy and triggered an energy crisis in Europe as well as a downturn in industrial activity, given the disruption in political and trading relationships between Western Countries and Russia, reverberating through supply chains, the need on part of EU countries to replace cheap gas supplies from Russia, as well as increased cybersecurity threats. In response to Russia’s aggression, the EU nations, the UK, and the United States have adopted severe economic and financial sanctions to curb Russia’s ability to fund the war, which are negatively affecting the overall economic activity.

Trade disputes between the USA and its main commercial partners, like China, the EU, India and Japan, and the imposition of import duties could disrupt global supply chains and reduce international commercial flows, which could significantly and negatively affect economic growth and hydrocarbons demand.

High interest rates, particularly over the long-term yield curve, rooted in the need to finance massive state deficit in the USA and in other leading countries could destabilize financial markets and suppress economic activity.

Continuing and escalating tensions in the Middle East including risks of possible large-scale conflict, the protracting of the military aggression of Ukraine by Russia, a deterioration of commercial relationships between the USA and other countries, destabilization of financial markets and high interest rates pose risks to the macroeconomic recovery because they can eventually undermine consumers’ confidence and deter investment decisions, thus increasing the risks of a worldwide slowdown or, under a worst-case scenario, a global recession. Such developments could negatively and significantly affect hydrocarbons demand, leading to lower commodity prices and adversely impacting our results of operations and cash flow, as well as business prospects, with a possible lower remuneration of our shareholders.

Risks in connection with our presence in Russia and our commercial relationships with Russia’s State-owned companies

The most important exposure of Eni to Russia is relating to the existence of long-term gas supply contracts with take-or-pay clauses with Russian state-owned company Gazprom and its affiliates.

In the most recent three-year timeframe, we made no liftings at our current, long-term contracts with Gazprom to serve our customers in European markets or to support our trading activities at European hubs. The year 2022 was the last one when volumes supplied from Russia represented a material amount in our portfolio of gas supplies (see table “Natural gas supply” in Item 4 – Global Gas & LNG Portfolio, providing information about the last three-year period).  This situation was due to the unilateral decision from our Russian supplier to suspend deliveries to Eni in 2023, against the backdrop of a commercial dispute between the two parties. We have substantially replaced Russian-origin gas in our portfolio with volumes coming from other suppliers and geographies, and our objective is to terminate the current supply contracts with our Russian counterparties in the shortest possible timeframe. This may entail operational and financial risks which may be significant.

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy and petroleum products to the industrial, commercial, and residential energy markets

Eni operates in commodity sectors, which feature prices and margins volatility due to their cyclical nature, limited product differentiation, comparatively higher production expenses in Europe vs other geographies and, in the case of the E&P business, complex relationships with state-owned companies and national agencies of the countries where hydrocarbon reserves are located to obtain mineral rights. Furthermore, competition within commodity industries is significantly influenced by the economic cycle.

Normally an economic downturn negatively affects demand for commodities leading to a more intense price competition. As commodity prices are not within Eni’s control, Eni’s ability to remain competitive and profitable in this environment requires continuous focus on technological innovation, efficiencies in operating costs, effective management of capital resources and the supply of valuable services to energy buyers. It also depends on Eni’s ability to gain access to new investment opportunities. Competitive trends represent a risk to the profitability of all Eni’s business segments:

•      E&P may be negatively affected by its relatively smaller scale compared to other players in the industry;

•  The business of marketing gas in the European wholesale market managed by the GGP segment is exposed to pricing competition and competition from renewables considering anticipated weak demand trends in Europe;

•  The businesses of oil refining and production of basic chemical products located mainly in Europe are exposed to ongoing weak demand trends, global overcapacity, lack of technological entry barriers, competition from players with large economies of scale and cost advantages, which are operating in geographies characterized by lower energy expenses and environmental liabilities compared to Europe, and finally growing market penetration by more sustainable products. In 2025, Eni’s refining business incurred an operating loss of €1.1 billion affected by inventory valuation, reflecting lower prices and, in part, lower volumes for the main commodities, in a market environment that remains challenging due to weak demand, overcapacity and competitive pressure from other geographical areas. Eni’s Chemical business incurred an operating loss for the fourth year in a row (€1.4 billion in 2025) due to the above-mentioned weak business fundamentals which have been exacerbated by the comparatively higher energy inputs of manufacturing activities in Europe with respect to other geographies following the European energy crisis of 2022, which has further reduced the competitiveness of the Eni’s chemical activity against the backdrop of macroeconomic headwinds.

•  The business of marketing gas and electricity to the retail market managed by our subsidiary Plenitude, is exposed to the competitive trends of the retail market, which is characterized by an almost complete deregulation, an ever-increasing number of suppliers, low entry barriers, and customers’ ability to switch readily from one supplier to another. The same applies to retail marketing of fuels which is managed by our subsidiary Enilive, operating in a market characterized by intense price competition and low brand loyalty. Enilive also engages in the manufacturing of biofuels and returns of this activity are exposed to the competition risks in connection with oversupplies and dumping by unregulated operators and an uncertain regulatory framework. In the first part of 2025, the margins on the sale of biofuels were significantly affected by those trends. However, as the year progressed, we observed a gradual rebalancing driven by a surge in demand. Several factors have contributed to this situation, including the concentrated demand due to annual compliance requirements being in the third and fourth quarters of the year. Additionally, scheduled maintenance activities, such as those conducted by Neste, and export restrictions on SAF from China.

More information about Eni’s segments competitive trends is disclosed in Item 4.

The Group has launched a plan intended to recover profitability at its loss-making chemicals business, which comprises significant expenditures for plant upgrading and is subject to an execution risk.

In consideration of the structural weaknesses of the European petrochemicals industry, plagued by global overcapacity, competitive pressures, reduced demand and comparatively higher production costs than in other geographies (like energy inputs and environmental obligations), the Company has launched a plan intended to improve the profitability at its petrochemicals arm, which has been incurring operating losses for years (with the sole exception of the year of the COVID pandemic). In 2025, the Chemical business reported an adjusted operating loss of €819 million. This plan comprises the shutdown of loss-making plants and a significant capital expenditure program to upgrade and reconvert the business to manufacture products for the energy transition (like biofuels, batteries to accumulate electricity, among others). This plan is subject to an execution risk in connection with the need to obtain all licenses and permits by relevant administrative authorities to close plants and build new facilities, as well as to the possible incurrence of unforeseen costs and liabilities. In case we fail to execute the plan as designed by the management or in case of cost overruns or other liabilities, our future results of operations and cash flow may be significantly and negatively affected.

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

The energy transition, as well as increasingly stricter regulations in the field of CO2 emissions, could entail risks to the Group’s financial performance and business prospects, because the Company still relies substantially on the legacy business of Exploration & Production.

Firstly, international initiatives and national, regional, and state legislation and regulations targeting GHG emissions are in various stages of design, adoption, and implementation. These policies and initiatives - some of which support the global net zero emissions ambitions of the Paris Agreement - can change the amount of energy consumed, the rate of energy-demand growth, the energy mix, and the relative economics of one fuel versus another. Laws and regulations whether already in force or under consideration are seeking to limit greenhouse gas (GHG) emissions by taxing them or by imposing operational restrictions and other compliance costs on oil&gas companies. Regulators may seek to limit certain oil and gas projects or make it more difficult to obtain required permits. Additionally, climate activists are challenging the grant of new and existing regulatory permits. We expect that these challenges and protests are likely to continue and could delay or prohibit operations in certain cases. We also expect that actions by customers to reduce their emissions and changing consumers’ preferences will continue to lower demand and potentially affect prices for fossil fuels, as will tax incentives in support of electric vehicles and renewables and other low-carbon solutions.

The pace and extent of the energy transition could pose a risk to Eni if we decarbonize our operations and the energy we sell at a different speed relative to society. If we are slower than society, customers may prefer a different supplier, which would reduce demand for our products and adversely affect our reputation besides materially affecting our results of operations and cash flow. If we move much faster than society, we risk investing in technologies, markets or low-carbon products that are unsuccessful because there is limited demand for them, negatively affecting investment returns.

The physical effects of climate change such as, but not limited to, increases in temperature and sea levels and fluctuations in water levels could also adversely affect our operations and supply chains.

Certain investors have decided to divest from fossil fuel companies, which could undergo growing scrutiny from financial market participants to obtain funds and borrowing facilities. If this were to continue, it could have a material adverse effect on the price of our securities, our ability to access capital markets and hence the cost of capital to the Group. Stakeholder groups are also putting pressure on commercial and investment banks to stop financing fossil fuel companies. Some financial institutions have started to limit or cease altogether their exposure to fossil fuel projects. Accordingly, our ability to use financing for these types of future projects may be adversely affected.

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

The Company will continue to develop oil and gas resources to meet customers’ and consumers’ demand for energy, targeting to increase the proportion of natural gas in the production mix. At the same time, Eni has been implementing a strategy designed to gradually reduce the weight of hydrocarbons in the Company’s portfolio by growing the businesses of renewable energy and manufacturing of biofuels and, as well as developing new technologies in the fields of nuclear energy, plastic recycling, and other energy vectors and solutions, like the geological permanent sequestration of CO2, to decarbonize hard-to-abate products or processes with the long-term goal of achieving net zero emissions of CO2 at the whole of its products and processes by 2050. Eni integrates climate change-related issues and the regulatory and other responses to these issues into its strategy and planning, capital investment reviews, and risk management tools and processes, where it believes they are applicable. They are also factored into the Company’s long-range supply, demand, and energy price forecasts. These forecasts reflect estimates of long-range effects from climate change-related policy actions, such as electric vehicle and renewable fuel penetration, energy efficiency standards, and demand response to oil and natural gas prices. In case demand for hydrocarbons declines more rapidly than management’s planning assumptions and capital programs, our results of operations and business prospects may be significantly and negatively affected.

The above-mentioned risks may emerge in the short, medium and long term.

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

Some governments have already introduced carbon pricing schemes. Eni’s operating and compliance expenses could increase in the short-to-medium term in case of widespread adoption of carbon tax mechanisms. Currently, about half of the direct GHG emissions coming from Eni’s operated assets are included in national or supranational Carbon Pricing Mechanisms, such as the European Emissions Trading Scheme (ETS), which provides an obligation to purchase, on the open market, emission allowances in case GHG emissions exceed a pre-set amount of emission allowances allotted for free. In 2025 to comply with this carbon emissions scheme, Eni accrued an expense of around €800 million for allowances corresponding to 11.3 million tons of CO2 emissions (11.7 million tons in 2024 for a total expense of €850 million). Due to the likelihood of new regulations in this area and expectations of a reduction in free allowances under the European ETS and the likely adoption of similar schemes in other jurisdictions, Eni could incur increased investments and higher operating expenses in case the Company is unable to reduce the carbon footprint of its operations.

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

In the long term, the weight of hydrocarbons in the global energy mix may decline due to an expected growth in the volumes of energy generated by renewable sources, the possible emergence of new products and technologies, as well as changing consumers’ preferences. Sales of electric vehicles (EVs) are expected to overcome internal-combustion-engine sales in the future, as is occurring in China, also helped by state tax-incentives and governmental or intergovernmental targets on the production of EVs and in certain instances also proposed restrictions or ban on sales of internal-combustion-engine cars. In the long term this trend could disrupt the consumption of gasoline which is one of the main drivers of global crude oil demand. For example, the rapid adoption of EVs in China is deemed to have displaced an amount of gasoline corresponding to circa one million barrels of crude oil as per certain market sources. Other potentially disruptive technologies designated to produce clean energy and fuels are emerging, driven by the development of hydrogen-based solutions as an energy vector or the utilization of renewables feedstock to manufacture fuels and other goods replacing oil-based products. Electricity generation from wind power and solar panels has grown materially worldwide, with massive additions in China, and is projected to continue growing at rapid pace in line with the stated targets by several governments and institutions like the EU and the UK to decarbonize the electricity sector, and this could reduce demand for gas-fired electricity generation. Finally, some market forecasters are projecting a resurgence of investments in nuclear capacity due to a changing perception from public opinions and institutions about the role of this form of energy in the global mix and its being carbon neutral. As a matter of fact, the EU has recently upgraded nuclear energy as a net zero emission technology.

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

c) Legal risk: several lawsuits are pending in various jurisdictions against oil&gas companies based on alleged violations of human rights, damage to the environment and other claims and such legal actions may be brought against us.

In recent years, there has been a marked increase in climate-based litigation. Courts could be more likely to hold companies that have allegedly made the most significant contributions to climate change to account. Cases brought to courts against oil&gas companies in several jurisdictions indicate that there are risks that oil and gas companies may have an individual legal responsibility to reduce emissions to address climate change based on an alleged relationship between climate change and human rights violations. Courts may condemn oil and gas companies to compensate individuals, communities, and states for the economic losses due to global warming because of their alleged responsibility in supporting hydrocarbons and their alleged awareness of knowingly hurting the environment. In some cases, companies’ boards have been summoned for having allegedly failed to take effective actions to contrast climate change.

Private individuals, associations and NGOs may also bring legal actions against states or companies to get them condemned to adopt stricter targets of reducing GHG emissions and that could entail more restrictive measures on businesses. For example, in 2023, certain NGOs and several private citizens filed a complaint before an Italian court claiming that Eni is liable for the alleged impact on climate change in connection with its industrial activities and for alleged human rights violations. The plaintiffs requested compensation for economic losses and other damages and requested that Eni revises its decarbonization strategy and immediately stops any harmful conduct.

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

Asset managers, mutual funds, global allocation funds, generalist investors and pension funds have been reducing their exposure to the fossil fuel industry due to the adoption of stricter ESG criteria in selecting investing opportunities. In some cases, these investors have adopted climate change targets in determining their policies of asset allocations. Many of them have announced plans to completely divest from the fossil fuel industry. This trend could reduce the market for our share and negatively affect shareholders’ returns. Likewise, banks, financing institutions, lenders and insurance companies are cutting exposure to the fossil fuel industry due to the need to comply with ESG mandate or to reach emission reduction targets in their portfolios and this could limit our ability to access new financing, could drive a rise in borrowing costs to us or increase the costs of insuring our assets. Several large, well established financing institutions have announced their intention to stop financing directly the development of new oil and gas fields, a move that could herald an emerging trend among banks and lenders towards a phase-out of financing the hydrocarbons sector.

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

Shareholders and activist funds may have resolutions passed at annual general meetings of listed oil&gas companies, which could interfere with management’s long-term goals, strategies and capital allocation processes leading to unplanned cost increases and sub-optimal investment decisions. Activist investors may also bring lawsuits against oil&gas companies and their boards, claiming their responsibilities for not implementing adequate strategies to manage the transition risk; and we believe that such kind of claims can be brought against us.

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

As a result of these trends, climate-related risks could have a material and adverse effect on the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholders returns, including dividends and the price of Eni’s shares.

Investments in our low or zero carbon products and services may not achieve expected returns

We are building our portfolio of low or zero carbon products and services such as electricity generated from solar and wind power, manufacturing of biofuels, projects for permanent geological sequestration of CO2, and a network of chargers for electric vehicles through organic and inorganic growth.

In expanding our offering of these products and services, we expect to undertake acquisitions and form partnerships also in the form of third-party investments in our subsidiaries developing those nascent businesses. The success of these transactions will depend on our ability to realize the synergies from combining our respective resources and capabilities, including the development of new processes, systems and distribution channels. For example, it may take time to develop these areas through retraining our workforce and recruitment for the necessary new skills. It may take longer to realize the expected returns from these transactions.

The operating margins for our lower carbon products and services may not be as high as the margins we have experienced historically in our oil and gas operations. Furthermore, lower carbon products are experiencing increasing competition risks. Biofuels  prices can be  negatively affected by oversupplies and an uncertain regulatory environment which may negatively affect final users’ purchase decisions. Renewable electricity sold at spot markets is exposed to risks of uneconomic pricing or curtailed volumes, due to objective limits of current transmission networks to handle peak production volumes which are a feature of the renewable sector.

Finally, the capital contributions made by third-party investors in our subsidiaries, also in the form of purchase of non-controlling stakes, will entail a growing stream of dividends to non-controlling shareholders, which are expected to affect our cash flow, also considering our projections of improving results of our low or zero carbon businesses.

Therefore, developing our low or zero carbon products and services is subject to challenges which could have a material adverse effect on future results of operations, cash flow, liquidity, business prospects, financial condition, shareholder returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares may be adversely and significantly affected.

Risk deriving from Eni’s exposure to weather conditions

Significant changes in weather conditions in Italy and in the rest of Europe from year to year may affect demand for natural gas and some refined products. In colder years, demand for such products is higher. Accordingly, the results of operations of Eni’s businesses engaged in the marketing of natural gas and, to a lesser extent, the Refining business, as well as the comparability of results over different periods may be affected by such changes in weather conditions. Over recent years, this pattern could have been possibly affected by the rising frequency of weather trends like milder winter or extreme weather events like heatwaves or unusually cold snaps.

The Group is exposed to significant operational and economic risks associated with the exploration and production of crude oil and natural gas

The exploration and production of oil and natural gas is a capital-intensive business, which requires  high levels of expenditure and is subject to specific operational and economic risks as well as to natural hazards and other uncertainties. The natural hazards and the economic risks described below could have an adverse and significant impact on Eni’s future growth prospects, results of operations, cash flows, liquidity, and shareholders’ return.

a) Operational risks in connection to drilling and extraction operations

The physical and geological characteristics of oil and gas fields entail natural hazards and other operational risks including risks of eruptions of hydrocarbons, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, oil spills, gas leaks, risks of blowout, fire or explosion and risks of earthquake in connection with drilling and extraction activities. Eni has material offshore operations which are inherently riskier than onshore activities. In 2025, approximately 73% of Eni’s total oil and gas production for the year derived from offshore fields, mainly in Norway, Egypt, Libya, Kazakhstan, Indonesia, Angola, Congo and the United Arab Emirates. Offshore accidents and oil spills could cause damage of catastrophic proportions to the ecosystem and to communities’ health and security due to the apparent difficulties in handling hydrocarbons containment in the sea, pollution, poisoning of water and organisms, length and complexity of cleaning operations and other factors. Furthermore, offshore operations are subject to marine risks, including storms and other adverse weather conditions and perils of vessel collisions, which may cause material adverse effects on the Group’s operations and the ecosystem.

b) Exploratory drilling efforts may be unsuccessful

Exploration activities are mainly subject to the mining risk, i.e. the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling and completing wells have margins of uncertainty, and drilling operations may be unsuccessful because of a large variety of factors, including geological failure, unexpected drilling conditions, pressure or heterogeneity in formations, equipment failures, well control (blowouts) and other forms of accidents. A large part of the Company’s exploratory drilling operations is located offshore, including in deep and ultra-deep waters, in remote areas and in environmentally sensitive locations (such as the Barents Sea, the Gulf of Mexico, deep water leases off West Africa, Indonesia, the Mediterranean Sea and the Caspian Sea). In these locations, the Company generally experiences higher operational risks and more challenging conditions and incurs higher exploration costs than onshore. Furthermore, deep and ultra-deep water operations require significant time before commercial production of discovered reserves can commence, increasing both the operational and the financial risks associated with these activities.

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

• timely manufacturing and delivery of critical plants and equipment by contractors, like platforms and floating production storage and offloading (FPSO) vessels, or market availability for renting such kind of vessels, as well as building transport infrastructures to export production to final markets. For example, in case of a shortage of FPSOs to rent, we may have no other option than to build the facility thus incurring upfront the whole costs of the investment, which could negatively affect a project’s return;

• preventing risks associated with the use of new technologies and the inability to develop advanced technologies to maximize the recoverability rate of hydrocarbons or gain access to previously inaccessible reservoirs;

• carefully planning the commissioning and hook-up phase where misstep might lead to delays in achieving first oil and rising expenses;

• changes in operating conditions and cost overruns. Since the post-COVID recovery, the industry has been experiencing higher inflationary pressures than in the past or compared to other sectors of the economy. This has been driven by the fact that suppliers of complex plants and equipment (like floating production vessels) are very concentrated, and providers of oilfield services and drilling rigs have undergone a restructuring process during the oil downturn resulting in reduced investment in new drilling facilities and fewer players; for example oilfield service providers Saipem and Subsea7 are in the process of executing a merger agreement. Therefore, we expect construction costs as well as costs of renting rigs and other drilling vessels and facilities to remain elevated as oil companies compete for a stable amount of supply of this kind of equipment;

• operating risks, including third-party claims, environmental protests and claims, changes to the work scope requested by governmental authorities, contractors’ underperformance.

Moreover, projects executed with partners and joint venture partners limit the ability of the Company to manage risks and costs, and Eni may have limited influence over and control of the operations and performance of its partners.

The occurrence of any of these risks may negatively affect the time-to-market of the reserves and may cause cost overruns and start-up delays, lengthening the project payback period. Those risks would adversely affect the economic returns of Eni’s development projects and the achievement of production growth targets, also considering that those projects are exposed to the volatility of oil and gas prices which may be substantially different from those estimated when the investment decision was made, thereby leading to lower return rates.

Finally, if the Company is unable to develop and operate major projects as planned, or in case actual reservoir performance and natural field decline do not meet management’s expectations, it could incur significant impairment losses of capitalized costs associated with reduced future cash flows of those projects.

d) Inability to replace produced oil and natural gas reserves could adversely impact results of operations and financial condition, including cash flows

Future oil and gas production depends on the Company’s ability to access new reserves through new discoveries, application of improved techniques, success in development activity, negotiations with national oil companies and other owners of known reserves and acquisitions.

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

• changes in the prevailing tax rules, other government regulations and contractual terms and conditions;

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

The prices used in calculating Eni’s estimated proved reserves are, in accordance with the U.S. Securities and Exchange Commission (the “U.S. SEC”) requirements, calculated by determining the unweighted arithmetic average of the first-day-of-the-month commodity prices for the preceding 12 months. For the 12-month ending at December 31, 2025, average prices were based on 70 $/barrel for the Brent crude oil, 11 $/barrel lower than the 2024 reference price 81 $/barrel, resulting in us having to remove 12 million BOE of reserves that have become uneconomical at a lower price.

Accordingly, the estimated reserves reported as of the end of 2025 could be significantly different from the quantities of oil and natural gas that will be ultimately recovered. Any downward revision in Eni’s estimated quantities of proved reserves would indicate lower future production volumes, which could adversely impact Eni’s business prospects, results of operations, cash flows and liquidity.

f) The development of the Group’s proved undeveloped reserves “PUD” may take longer and may require higher levels of capital expenditures than it currently anticipates, or the Group’s proved undeveloped reserves may not ultimately be developed or produced

As of December 31, 2025, approximately 44% of the Group’s total estimated proved reserves (by volume) were undeveloped and may not be ultimately developed or produced. Recovery of PUD requires significant capital expenditures and successful drilling operations. The Group’s reserve estimates assume the Group can and will commit these expenditures and conduct these operations successfully. These assumptions may prove to be inaccurate, are subject to the risk of a structural decline in the prices of hydrocarbons, which could reduce available funds to develop PUD, or management can change capital allocation plans or withdraw its commitment to develop certain projects. The Group’s reserve report as of December 31, 2025, includes estimates of total future development and decommissioning costs associated with the Group’s proved total reserves of approximately €45.3 billion (undiscounted, including consolidated subsidiaries and equity-accounted entities; €41.7 billion in 2024). It is uncertain that estimated costs of the development of these reserves will prove correct, development will occur as scheduled, or the results of such development will be as estimated. In case of change in the Company’s plans to develop those reserves, or if it is not otherwise able to successfully develop these reserves as a result of the Group’s inability to fund necessary capital expenditures due to a prolonged decline in the price of hydrocarbons or otherwise, it will be required to remove the associated volumes from the Group’s reported proved reserves.

g) The oil&gas industry is a capital-intensive business and needs a large amount of funds to find and develop reserves. In case the Group does not have access to sufficient funds its oil&gas business may decline

The oil and gas industry is a capital-intensive business. Eni makes and expects to continue making substantial capital expenditures in its business for the exploration, development and production of oil and natural gas reserves. Historically, Eni’s capital expenditures have been financed with cash generated from operations, proceeds from asset disposals, borrowings under its credit facilities and proceeds from the issuance of debt and bonds. The actual amount and timing of future capital expenditures may differ materially from Eni’s estimates because of, among other things, changes in commodity prices, changes in cost of oil services and other inputs, available cash flows, lack of access to capital, actual drilling results, the availability of drilling rigs and other services and equipment, the availability of transportation capacity, and regulatory, technological and competitive developments. Eni’s cash flows from operations and access to capital markets are subject to several variables, including but not limited to:

•  the amount of Eni’s proved reserves;

•  the volume of crude oil and natural gas Eni is able to produce and sell from existing wells;

•  the prices at which crude oil and natural gas are marketed

•  Eni’s ability to acquire, find and produce new reserves; and

•  the ability and willingness of Eni’s lenders to extend credit or of participants in the capital markets to invest in Eni’s bonds considering that adoption of ESG targets by lenders may restrict our access to third-party financing.

If cash generated by operations, cash from asset disposals, or cash available under Eni’s liquidity reserves and credit facilities or from issuance of new bonds is not sufficient to meet capital requirements, or in case of otherwise failure to obtain additional financing, due to among other things a decline in oil and gas prices or more stringent ESG criteria adopted by banks and other lenders, we may be forced to curtail our operations relating to the development of Eni’s reserves and revise our capital plans, which in turn could adversely affect the Company’s results of operations and cash flows and its ability to achieve its growth objectives. We plan to invest a major part of the Group €29 billion gross expenditure budgeted for the next five-year plan 2026-2030 to explore for and develop hydrocarbons reserves. In case of a cash flow shortfall, we may be forced to take on new finance debt from banks and financing institutions to pursue our development plans and that could increase our financial risk profile. Finally, funding Eni’s capital expenditures with additional debt will increase its leverage and the issuance of additional debt will require an increasing portion of Eni’s cash flows from operations to be used for the payment of interest.

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

After the energy crisis of 2022 following Russia’s military aggression of Ukraine, the recent events in the Middle East have put again surging hydrocarbon prices on the political agenda as they hit the psychological level of over 100 $/bbl triggering criticism on part of governments, businesses, and consumers in the Eurozone because high oil prices are perceived to hamper competitiveness of the manufacturing sector and to reduce the purchase power of households. Given rising pressures on public finances due to an ongoing economic slowdown in the EU and the general consideration that oil&gas companies may continue benefiting from the ongoing geopolitical tensions in Ukraine and the Middle East, management cannot rule out the possibility of the introduction of new windfall taxes and other extraordinary levies targeting the hydrocarbons sector, signaling an increased fiscal risk for oil&gas companies and energy manufacturers and traders, which could negatively affect the Group’s results of operations and cash flows in case of a recovery in commodity prices.

i) The present value of future net revenues from Eni’s proved reserves will not necessarily be the same as the current market value of Eni’s estimated crude oil and natural gas reserves

The present value of future net revenues from Eni’s proved reserves may differ from the current market value of Eni’s estimated crude oil and natural gas reserves. In accordance with the U.S. SEC rules, Eni bases the estimated discounted future net revenues from proved reserves on the 12-month unweighted arithmetic average of the first day of the month commodity prices for the preceding twelve months. Actual future prices may be materially higher or lower than the SEC pricing method in the calculations. Actual future net revenues from crude oil and natural gas properties will be affected by factors such as:

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

At December 31, 2025, the net present value of Eni’s proved reserves totaled approximately €42.9 billion, representing a decrease of €12.6 billion from the estimated amount at December 31, 2024. The average prices used to estimate Eni’s proved reserves and the net present value at December 31, 2025, as calculated in accordance with the SEC rules, were at around 70 $/barrel for the Brent crude oil. Actual future prices may materially differ from those used in our year-end estimates..

Risks related to political considerations

As at December 31, 2025, about 84% of Eni’s proved hydrocarbon reserves were located in non-OECD (Organization for Economic Co-operation and Development) countries, mainly in Africa, Central Asia and Middle East where the socio-political framework, the financial system and the macroeconomic outlook are less stable than in the OECD countries. In those non-OECD countries, Eni is exposed to a wide range of political risks and uncertainties, which may impair Eni’s ability to continue operating economically on a temporary or permanent basis, and Eni’s ability to access oil and gas reserves. Particularly, Eni faces risks in connection with the following potential issues and risks:

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

•  sovereign default or financial instability since those countries rely heavily on petroleum revenues to sustain public finance. Financial difficulties at country level often translate into failure by state-owned companies and agencies to fulfil their financial obligations towards Eni relating to funding capital commitments in projects operated by Eni or to timely paying for supplies of equity oil and gas volumes;

•  difficulties in finding qualified international or local suppliers in critical operating environments;

•  risks of international sanctions which could impair our ability to conduct profitable operations or to recover our investments like the U.S. sanctions designated to impact on the oil sector of Venezuela; and

•  complex processes of granting authorizations or licenses affecting time-to-market of development projects.

Areas where Eni operates and where the Company is particularly exposed to political risk include, but are not limited to Libya, Venezuela, and Egypt.

Eni’s operations in Libya are exposed to geopolitical risks. The social and political instability of the country dates to the revolution of 2011 that brought a change of regime and a civil war with a material impact on our operations in that year. A divided political landscape emerged from those events, which caused a prolonged period of internal instability which has triggered several acts of internal conflict, armed clashes, civil turmoil, and unrest involving the opposing factions amidst failed attempts to hold general elections and appoint a national government, resulting in several disruptions to Eni’s activities in the country. In the last few  years, the situation has improved somewhat, and no significant disruptions have occurred. However, the political landscape of the Country has remained split between the Government of National Unity installed in Tripoli and recognized by the UN and the self-appointed National Stability Government installed in the east of the country and has resulted in several disputes and reciprocal claims. This constitutes a continuing source of instability.  In 2025, Eni production in Libya was 155 kboe/d, equal to about 10% of the Group’s total production and was in line with management’s plans. Management continues to monitor Libya’s geopolitical situation which is recognized as a source of risk and uncertainty to Eni’s operations in the country and related Group’s financial results.

Venezuela has experienced a prolonged period of financial and economic crisis due to the US sanction regime intended to block the Country’s oil exports and revenues, which in turn have impaired our ability to conduct profitable operations in the country. At the beginning of 2026, a new government took office, and a legislative process started to amend the Country’s Hydrocarbon law with a view to stimulating investments. Those developments could revive the Country’s ailing oil sector, also with involvement of certain international oil companies who have been granted general licenses by the US administration. Currently, after having impaired other projects in past reporting periods, the Company retains one main asset in Venezuela: the 50%-participated Cardón IV joint venture, which is operating an offshore natural gas field and is supplying its production to the national oil company, Petroleos de Venezuela SA (“PDVSA”), under a long-term supply agreement. PDVSA has defaulted on the payments of the receivables for the gas volumes supplied by Cardón IV venture and consequently the Company has recorded a significant amount of overdue trading receivables owed by PDVSA. In 2025, due to the US administration’s tightening of the sanction regime against the Venezuela oil sector, we were unable to execute any swap transaction with PDVSA to obtain reimbursement in-kind of our outstanding receivables. As of December 31, 2025, Eni's credit exposure to PDVSA amounted to approximately nominal $2.3 billion, excluding accrued interest, stated at an estimated value of around $1.0 billion, net of a loss provision. The Country’s recent developments could make less uncertain the recoverability of our receivables than the previous status of the Country as our Company has been involved in discussions with US relevant authorities about possible involvement of Eni in the relaunch of the Venezuela oil sector.

Egypt has been experiencing financial restraints due to an economic slowdown and a contraction in reserves of foreign currencies as fallout of the conflict situation in Middle East. Eni is currently supplying its equity share of natural gas production to state-owned oil companies that in the past have failed to pay receivables owed to us in a timely manner; in 2025 the situation has improved reducing almost completely the overdue balance.

Sanction targets

The sanction programs relevant to Eni are those issued by the European Union and the United States and, as of today, the restrictive measures adopted by such authorities in respect of Russia.

As a consequence of Russia’s military aggression of Ukraine, the European Union, the United Kingdom, the United States and the G-7 countries adopted a comprehensive system of sanctions against Russia to weaken its economy and its ability to finance the war. The sanction system is constantly evolving.

The main targets of the sanctions are the Russian Central Bank and the major financial institutions of the country, as well as Russia’s exports of crude oil and refined products to international markets, as well as EU proposed restrictive measures against imports of Russian LNG. Considering the complexity of the sanctions and the fact that Eni engages in trading crude oil, gas, LNG and refined products in international markets and also owing to the Company’s current gas supply contracts with Russian counterparts (as described above), the Company is exposed to the risk of possible violations of the sanctions regime.

Eni has adopted the necessary measures to ensure that its activities are carried out in accordance with the applicable rules, ensuring continuous monitoring of the evolution in the sanction framework, to adapt on an ongoing basis its activities to the applicable restrictions.

Furthermore, an escalation of the international crisis, resulting in a tightening of sanctions, could entail a significant disruption of energy supply and trade flows globally, which could have a material adverse effect on the Group’s business, financial conditions, results of operations and prospects.

Specific risks of the Company’s gas and electricity businesses

a) Any negative trends in the competitive environment of the European wholesale gas sector may impair the Company’s ability to fulfil its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

Eni is currently party to a number of long-term gas supply contracts with state-owned companies of key producing countries, from where most of the gas supplies directed to Europe are sourced via pipeline (Algeria and Norway). These contracts which were intended to support Eni’s sales plan in Italy and in other European markets, provide take-or-pay clauses whereby the Company has an obligation to lift minimum, preset volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to a minimum contractual quantity. Similar considerations apply to ship-or-pay contractual obligations which arise from contracts with transmission system operators or pipeline owners, which the Company has entered into to secure long-term transport capacity. Long-term gas supply contracts with take-or-pay clauses expose the Company to a volume risk, as the Company is obligated to purchase an annual minimum volume of gas, or in case of failure, to pay the underlying price. The structure of the Company’s portfolio of gas supply contracts is a risk to the profitability outlook of Eni’s wholesale gas business should these take-or-pay clauses be activated, which the Company does not expect to happen in the coming years. Furthermore, the Company’s wholesale business is exposed to volatile spreads between the procurement costs of gas, which are linked to spot prices at European hubs or to the price of crude oil, and the selling prices of gas which are mainly indexed to spot prices at the Italian hub.

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

b) Risks associated with the regulatory powers entrusted to the Italian Regulatory Authority for Energy, Networks and Environment in the matter of pricing to residential customers and other regulatory risks

Eni’s wholesale gas and retail gas and power businesses are subject to regulatory risks mainly in Italy’s domestic market. The Italian Regulatory Authority for Energy, Networks and Environment (the “Authority”) is entrusted with certain powers in the matter of natural gas and power pricing. Specifically, the Authority exercises monitoring and supervisory powers over price trends in the energy markets and sets the economic conditions of supply for specific categories of end customers, such as vulnerable customers, for whom regulated tariff remain in force under the applicable regulatory framework. Developments in the regulatory framework aimed at increasing the level of market liquidity, promoting deregulation or limiting operators’ ability to pass supply cost increases onto customers may negatively affect future sales margins of gas and electricity, operating results, and cash flow at our Plenitude subsidiary, which engages in those markets. For example, based on our experience, in case of an upward trend in commodity prices the Authority may enact measures intended to cap the cost of the raw materials in pricing formulae applied by retail companies that market natural gas and electricity to residential customers, thus reducing sales margins.

Our GGP business that engages in the wholesale marketing of gas and the power generation business that sell produced electricity on the spot market could be exposed to a regulatory risk, although on a smaller scale than the retail business due to well-established and liquid spot markets for gas and electricity.

Law Decree No. 162 (the so called “Law Decree Bollette”), adopted by the Council of Ministers and published in the Gazzetta Ufficiale on February 21, 2026, introduces a set of regulatory measures within the Italian energy framework aimed at reducing the cost of electricity and gas supplies for businesses and households end users. This Decree primarily targets to: (i) reduce or eliminate the spread between wholesale gas prices at European markets and Italian prices (the so called PSV–TTF spread); (ii) disincentivize strategic or opportunistic withholding of spare thermoelectric generation capacity; and (iii) to introduce, for the 2026–2027 regulatory period, a voluntary discount on electricity supplies for certain segments of residential customers. In addition, for the same two-year period, the decree introduces a two-percentage point increase in an Italian regional income tax rate for companies operating in the energy sector. These measures have introduced a risk factor for the Group’s economic performance, primarily due to the potential reduction of the PSV–TTF spread, which could negatively affect margins on equity gas and marketed gas, and to a lesser extent due to the voluntary discount on residential electricity supplies. Those effects could, however, be offset by lower energy input costs to Eni’s refining, biorefining, and petrochemical plants. Assuming a price scenario reflecting the wholesale gas price trend implied by evolution of the forward curves in the days immediately following the issuance of the decree, the overall estimated impact on the Group’s consolidated operating results would not be significant. Regarding the increase in the Italian Regional Income tax rate, the effect is negligible, also considering the expected evolution of the taxable base.

ENVIRONMENTAL, HEALTH AND SAFETY RISKS.

a) The Group is exposed to material HSE risks due to the nature of its operations

The Group engages in the exploration and production of crude oil and gas, processing, transportation and refining of crude oil, transport of natural gas by pipeline, transport of LNG by carriers, storage and distribution of petroleum products and the production of base chemicals, plastics, and elastomers. The Group’s operations expose Eni to a wide range of significant health, safety, security, and environmental risks. Flammability and toxicity of hydrocarbons, technical faults, malfunctioning of plants, equipment and facilities, control systems failure, human errors, acts of sabotage, attacks, loss of containment and climate-related hazards can trigger adverse consequences such as explosions, blow-outs, fires, oil and gas spills from wells, pipeline and tankers, release of contaminants and pollutants in the air, ground and water, toxic emissions, and other negative events. The magnitude of these risks is influenced by scale, geographical reach, operational diversity, and technical complexity of Eni’s activities. Eni’s future results of operations, cash flow and liquidity depend on its ability to identify and address the risks and hazards inherent to operating in those industries.

b) Eni expects to incur material operating expenses and expenditures in future years in relation to compliance with applicable environmental, health and safety regulations, including compliance with any national or international regulation on greenhouse gas (GHG) emissions, as well as to retain high standards of reliability in its industrial operations

Eni’s activities are highly regulated. Laws and regulations intended to preserve the environment and to safeguard health and safety of workers and communities impose several obligations, requirements, and prohibitions to the Company’s businesses due to their inherent risky nature because of flammability, dangerousness, and toxicity of hydrocarbons and of objective complexities of industrial processes to explore, develop, extract, refine, handle and transport oil, natural gas, liquefied natural gas and products. These laws and regulations require acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, including refinery and petrochemical plant operations, limit or prohibit drilling activities in certain protected areas, require to remove and dismantle drilling platforms and other equipment and well plugging once oil and gas operations have terminated, provide for measures to be taken to protect the safety of the workplace, the health of employees, contractors and other Company collaborators and of communities involved by the Company’s activities, and impose criminal and civil liabilities for polluting the environment or harming employees’ or communities’ health and safety as result from the Group’s operations. These laws and regulations control the emission of scrap substances and pollutants, discipline the handling of hazardous materials and waste and set limits to or prohibit the discharge of soil, water or groundwater contaminants, emissions of toxic gases and other air pollutants or can impose taxes on carbon dioxide emissions, as in the case of the European Trading Scheme that requires the purchase of an emission allowance for each ton of carbon dioxide emitted in the environment above a pre-set threshold, resulting from the operation of oil and natural gas extraction and processing plants, petrochemical plants, refineries, service stations, vessels, oil carriers, pipeline systems and other facilities owned or operated by Eni.

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

Management expects that the Group will continue to incur significant amounts of operating expenses and expenditures in the foreseeable future to comply with laws and regulations, to upgrade plants and equipment to improve security standards and to safeguard the environment and the health and safety of employees, contractors and communities involved by the Company activities by retaining reliable industrial operations and by adhering to industry best practices, including:

•  costs to prevent, control, eliminate or reduce release of pollutants and other hazardous materials in the soil, groundwater and the marine environment, and of GHG and other toxic gases in the atmosphere, as well as to maintain high standards of efficiency and reliability at its plants and equipment, including offshore platforms, FPSO vessels, oil&gas treatment plants, refineries, petrochemical complexes and pipelines;

•  remedial and clean-up measures related to environmental contamination or accidents at various sites, including those owned by third parties, as well as decommissioning costs of productive infrastructures and well plugging of industrial hubs and oil and gas fields once production and manufacturing activities are discontinued; and

•  damage compensation claimed by individuals and entities, including local, regional, or state administrations in case Eni is found liable of a HSE incident, contamination, pollution of marine or water resources, soil or the atmosphere, or violations of HSE laws.

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

c) The Group is exposed to operational risks in connection with the transportation of hydrocarbons

All of Eni’s segments of operations involve, to varying degrees, the transportation of hydrocarbons. Risks in transportation activities depend on several factors and variables, including the hazardous nature of the products transported due to their flammability and toxicity, the transportation methods utilized (pipelines, shipping, river freight, rail, road and gas distribution networks), the volumes involved and the sensitivity of the regions through which the transport passes (quality of infrastructure, population density, environmental considerations). All modes of transportation of hydrocarbons are particularly exposed to risks of blowout, fire, release of toxic agents in the atmosphere, spillover of oil and other pollutants and loss of containment and, given that normally high volumes are involved, could present significant risks to people, environment and property.

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

e) Cyberattacks, disruption to or breaches of Eni’s critical IT services or digital infrastructure and security systems could adversely affect the Group’s business, increase costs and damage Eni’s reputation

The Group’s activities depend heavily on the reliability and security of its information technology (IT) systems and digital security. The Group’s IT systems, some of which are managed by third parties, are susceptible to being compromised, damaged, disrupted or shutdown due to failures during the process of upgrading or replacing software, databases or components, power or network outages, hardware failures, cyberattacks (e.g., viruses, computer intrusions), user errors or natural disasters. Cyber threat is constantly evolving. The oil and gas industry is subject to fast-evolving risks from cyber threat actors, including nation states, criminals, terrorists, hacktivists and insiders. Attacks are becoming more sophisticated with regularly renewed techniques while the digital transformation amplifies exposure to these cyber threats. The adoption of new technologies, such as the Internet of Things (IoT) or the migration to the cloud, as well as the evolution of architectures for increasingly interconnected systems, are all areas where cyber security is a very important issue.

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

f) Violations of data protection laws carry fines and expose the Company and/or its employees to criminal sanctions and civil suits

Data protection laws and regulations apply to Eni and its joint ventures and associates in most countries in which they do business. The General Data Protection Regulation (EU) 2016/679 (GDPR) came into effect in May 2018 and increased penalties up to a maximum of 4% of global annual turnover for breach of the regulation. The GDPR requires mandatory breach notification, a standard also followed outside the EU (particularly in Asia). Non-compliance with data protection laws could expose Eni to regulatory investigations, which could result in fines and penalties as well as harm the Company’s reputation. In addition to imposing fines, regulators may also issue orders to stop processing personal data, which could disrupt operations. The Company could also be subject to litigation from persons or corporations allegedly affected by data protection violations. Violation of data protection laws is a criminal offence in some countries, and individuals can be imprisoned or fined.

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

Eni is exposed to the risks of unfavorable movements in the Euro vs the U.S. dollar exchange rates primarily because Eni’s consolidated financial statements are prepared in Euros, whereas Eni’s main subsidiaries in the Exploration & Production sector are utilizing the U.S. dollar as their functional currency. This translation risk is unhedged. As a rule of thumb, a depreciation of the U.S. dollar against the euro generally has an adverse impact on Eni’s results of operations and liquidity because it reduces booked revenues by an amount greater than the decrease in U.S. dollar-denominated expenses and may also result in significant translation adjustments that impact Eni’s shareholders’ equity. In 2025, the Euro appreciated considerably versus the U.S. dollar (the average exchange rate for the year rose by 4.4%) and that trend negatively and significantly affected our reported results of operations and cash flow by an estimated €0.5 billion amount. The appreciation recorded on the last day of the year of the Euro vs the U.S. dollar exchange rate was even larger than the average (up 15%) and reduced the Group’s net equity by an estimated €6.4 billion, negatively affecting balance sheet ratios. Eni’s credit ratings are exposed to risk from possible reductions of the sovereign credit rating of Italy. Based on the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may have a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the debt instruments issued by us could be downgraded.

Eni is exposed to credit risk. Eni’s counterparties could default, could be unable to pay the amounts owed to us in a timely manner or meet their performance obligations under contractual arrangements. These events could cause the Company to recognize loss provisions with respect to amounts owed to it by debtors and cashflow shortfall. See Item 18 - Notes on Consolidated Financial Statements.

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

If any of the risks set out above materialize, this could adversely impact the Group’s results of operations, cash flow, liquidity, business prospects, financial condition, and shareholders returns, including dividends, the amount of funds available for stock repurchases and the price of Eni’s shares.

Item 4. INFORMATION ON THE COMPANY

History and development of the Company

Eni, the former Ente Nazionale Idrocarburi, a public law agency, established by Law No. 136 of February 10, 1953, was transformed into a joint stock company by Law Decree No. 333 published in the Official Gazette of the Republic of Italy No. 162 of July 11, 1992 (converted into law on August 8, 1992, by Law No. 359, published in the Official Gazette of the Republic of Italy No. 190 of August 13, 1992). The Shareholders’ Meeting of August 7, 1992 resolved that the company be called Eni SpA. Eni is registered at the Companies Register of Rome, register tax identification number 00484960588, R.E.A. Rome No. 756453. Eni is expected to remain in existence until December 31, 2100; its duration can however be extended by resolution of the shareholders. The Company shares are listed at the main Italian stock exchange, which is the primary trading market for the Company, and at the New York Stock Exchange where the Company’s ADRs are traded under the ticker symbol “E”.

The SEC maintains an Internet site that contains reports, proxy and information statements of the Company, and other information regarding Eni that we file electronically with the SEC at http://www.sec.gov, searching for: ENI SPA (E, EIPAF) (CIK 0001002242). The same reports and information are available at the Company’s website: www.eni.com.

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

Group description of business activities and operating data as disclosed in Item 4 and financial data requested by accounting standards for segmental reporting as disclosed in Item 5 are presented based on the operating segments tracked by the chief operating decision maker to evaluate profit centers financial performance and resources allocation, as follows:

●

Exploration & Production: engages in oil and natural gas exploration and field development and production, as well as in LNG operations, in 33 countries, most notably Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Nigeria, Mexico, the United States, Kazakhstan, Algeria, Iraq, Indonesia, Ghana, Mozambique, Qatar, Côte d'Ivoire and the United Arab Emirates. In certain geographies, mainly Angola, Norway and the UK, the business activities are conducted through equity-accounted entities. The business also engages in oil and products trading activities, designed to perform supply balancing transactions in the market with a view of ensuring the requested slate of crudes to the refining business and to stabilize or hedge commercial margins.

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

●

Enilive engages in the manufacturing of biofuels at the Italian plants of Venice and Gela and through the Chalmette JV in the USA, whilst advancing expansion plans in Italy and South-East Asia. It manages an extensive network of service stations in Italy and selected European markets, also providing services and non-fuel products to drivers.

●

Plenitude engages in the activities of retail marketing of gas, power and related services and a large customer base in Italy and in the Rest of Europe. It engages in the renewable energy business (solar photovoltaic and wind facilities both onshore and offshore), which comprises building, commissioning, and managing renewable energy producing installations and wholesale marketing of electricity and managing and expanding a network of charging stations for electric vehicles distributed throughout the European territory, in particular in Italy.

●

Refining and Chemicals: the Refining business engages in refining crude oil to manufacture fuels and in wholesale marketing activities, which mainly consist of the inter-company supply of refined products to the Group subsidiary Enilive and in sales to large accounts. In the Chemical business Eni, through its wholly owned subsidiary Versalis, engages in the production and marketing of basic chemical products, plastics and elastomers. Versalis is developing the business of manufacturing chemical products from renewable raw materials, bioplastics and bio-based products. Activities are concentrated in Italy and in Europe. The results of operations of the Refining business and the Chemical business have been combined in a single reporting segment because the businesses exhibit similar economic characteristics.

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

Strategy

The Company is executing a strategy designed to grow the business and to maximize value creation, leveraging organic opportunities in our asset portfolio and the satellite model, with a view to ensuring competitive shareholders’ returns, while delivering on Eni’s stated long-term goal of reducing the carbon footprint of its products and industrial processes. This strategy aims to address the current issues in the global energy markets of ensuring stable, affordable and increasingly decarbonized supplies to the world economy. Against this backdrop, we intend to continue supplying our customers the energy products they require, while progressing the Company’s transformation to adapt to and to prosper in a low-carbon economy. We plan to monetize the value of our oil&gas businesses and to speed up the growth plans of the new businesses related to the energy transition, where we expect higher growth rates than in traditional activities. Deployment of our “satellite strategy” and dual exploration model will be utilized by the management to anticipate asset monetization and to achieve an optimal risk-reward balance considering scale and reach of our growth plans. This strategy will be underpinned by continued capital discipline to select the best investment opportunities, a drive to reduce costs and improve efficiency and use of proprietary technologies to enhance efficacy of legacy businesses and to reap new opportunities in the transition.

The strategic guidelines that are driving our plans are:

•         To actively contribute to the achievement of the 17 UN SDGs, which are reflected in Eni’s mission, particularly the goals of tackling climate change and securing universal access to reliable, affordable, and clean energy.

•         To grow the oil&gas business mainly by gradually expanding natural gas production and the proportion of natural gas reserves in our portfolio leveraging recent discoveries and our expertise in floating production of LNG, based on our expectations that natural gas will be the transition fuel to a low-carbon economy. Downstream integration with LNG trading activities is expected to boost profitability by capturing a larger proportion of margins along the gas value chain.

•         To accelerate the development of our new businesses related to the transition, managed by our subsidiaries Enilive and Plenitude, leveraging our distinctive satellite model designated to attract aligned capital to make those entities increasingly independent from a financial standpoint and able to pursue their own growth plans. As part of this, in 2025 we completed a couple of landmark deals with private equity funds KKR, which made an investment to acquire a 30% non-controlling interest in the share capital of Enilive; and Ares with a 20% non-controlling investment in Plenitude. Previously another private equity fund completed a two-tranche non-controlling investment in Plenitude by acquiring a 10% interest (of which 3% in 2025 and the other in 2024). Those transactions delivered €6.5 billion proceeds to the parent company of which €5.9 billion in 2025. Eni has retained control of those subsidiaries in 2025. Those funds will help develop the manufacturing capacity of biofuels at Enilive and the renewable capacity of Plenitude. Furthermore, a new transition-related satellite for our business of carbon capture and storage “CCS” has been established in joint venture with equity fund GIP, which acquired a 49.99% interest in the entity, in view of developing and valorizing our ongoing projects in UK, where we are making substantial progress to achieve start-up.

•         To upgrade the oil&gas portfolio by creating geographically focused entities in joint venture with local partners which are able to grow independently without making recourse to shareholders financial support, and to distribute shareholders significant dividends streams, as well as by divesting non-strategic properties. In 2025, replicating the previous successes of Azule Energy in Angola, Var Energi in Norway and Ithaca Energy in the UK continental shelf, we signed a binding agreement with Petronas to combine the two shareholders’ gas assets in Indonesia/Malaysia. This business combination is intended to establish an important gas and LNG-focused player in a fast-growing region with an expected long-term production plateau of 500 Kboepd to be achieved by developing the large mineral potential of the combined assets through a self-funded plan. This entity is expected to start operations by mid-2026 and to be accounted under the equity method. Furthermore, in line with our dual exploration model, we divested a 30% interest in our flagship Baleine oilfield under development off Côte d’Ivoire to a third party with net proceeds of €1.1 billion to Eni. A further 10% stake is expected to be divested in 2026 and other transactions are planned to be completed.

•         To execute an industrial plan to restructure and transform our loss-making businesses of downstream oil refining and petrochemicals production leveraging our proprietary technologies and selected expenditures to upgrade existing plants to biorefineries or activities linked to the transition and the circular economy and to develop chemicals from bio-feedstock and specialties. In 2025, we made substantial progress in those restructuring plans. The two loss-making cracking plants of Brindisi and Priolo have been definitively shut down, and projects are ongoing to reconvert those hubs to the manufacturing of low-carbon products and renewable solutions. Construction works are ongoing at the refining hub of Livorno to upgrade the plant into a biorefinery, and a similar project is underway at Sannazzaro.

•         To maximize the benefits of integration of the portfolio along the entire energy value chain.

•         To retain financial discipline by selecting investment opportunities that fit with our strict return criteria and by executing a divestment plan to balance growth expenditures and to maintain solid financial metrics.

•         To ensure competitive and progressive returns to shareholders by gradually increasing the dividend and by retaining share repurchases as a flexible tool to distribute growing amount of cash in case of upside in the underlying business performance or in the scenario.

•         To leverage our proprietary technologies to underpin the development of new businesses or the restructuring of businesses still tied to the oil cycle.

Our financial plans for the next five-year period 2026-2030 provide execution of this strategy with the support of a gross capital expenditures program of around €29 billion, and the continuing valorization of our asset portfolio through divestments and equity transactions to balance the cash requirements of the growth plan and to maintain a solid financial structure and to ensure competitive returns to our shareholders, under assumptions of an average Brent price of around 70 $/bbl in the five-year period (in real terms 2025). Our future performance will be driven by: profitable production growth in E&P, continued margin optimizations at our GGP business (by leveraging integration with upstream equity LNG projects), steady and growing results of our businesses focused on the transition through expansion of biofuels manufacturing capacity and renewable generation capacity, and finally a gradual recovery of profitability at our oil downstream and chemicals businesses (see Item 5 in the looking forward section).

We plan to remain financially disciplined and to retain a solid balance sheet and indebtedness ratio, measured as ratio of net debt to equity plus net debt (in both cases excluding IFRS 15 liabilities) which is projected to remain in a range of 0.1-0.15 in the next five-year plan (see Item 5 in the looking forward section).

TCFD disclosures on carbon neutrality by 2050

With a view of achieving a significant reduction in its carbon footprint in line with societal demands for cleaner energy products, Eni is implementing an industrial transformation to gradually reduce the carbon intensity of its products and industrial processes in the long-term. To ensure transparency to its stakeholders, Eni has long been committed to promoting comprehensive and effective climate change disclosure. Eni confirms its commitment to the recommendations of the Financial Stability Board's Task Force on Climate-Related Financial Disclosure (TCFD), which it has adopted since 2017, the first applicable reporting year. Therefore, this disclosure is structured according to the four thematic areas outlined by the TCFD: Governance, Risk Management, Strategy, Metrics, and Targets; presented below. For further discussion, see "Eni for - A Just Transition" and Eni's response to the CDP Climate Change 2023 questionnaire.

In addition, Eni is undergoing a monitoring exercise on the development of soft and hard law regulations related to climate risk, aimed at assessing its tools' resilience and possible adaptation (with particular attention to the recently updated (June 2023) OECD Guidelines, the CSRD and ESRS, and the CS3D proposal). This exercise may lead to integrating new tools for corporate climate disclosure.

Climate change-related risk management

Societal demand for action on climate change increased after the 2018 Intergovernmental Panel on Climate Change (IPCC) Special Report, which established the more ambitious 1.5°C goal of the Paris Agreement as the default target.  While recent geopolitical and economic disruptions have reduced momentum for climate initiatives and energy transition, mid- to long-term risks remain. Ongoing governmental actions, along with pressure from civil society and the financial sector, continue to drive the need to maintain our decarbonization plans.

The energy transition and stricter greenhouse gas (GHG) regulations could pose risks to the Group’s financial performance and business prospects, as the Company still relies substantially on its legacy Exploration & Production business. The potential impact and likelihood of exposure for Eni could vary across different time horizons, depending on specific risk components.

Identifying and assessing climate-related risks is part of Eni’s Integrated Risk Management Model, which ensures decisions consider risks in a comprehensive and forward-looking perspective. The process guarantees the detection, consolidation, and analysis of risks. It also helps the BoD verify that the risk profile aligns with medium to long term strategic objectives by monitoring risk evolution and identifying de-risking actions. Risks, including those related to climate change, are assessed considering both their probability of occurrence and their quantitative or qualitative impacts on Eni's objectives within a defined time horizon. Risks are represented in probability and impact matrices to facilitate comparison and prioritization.

Climate change-related risks are analyzed, assessed, and managed by considering both energy transition risks (regulatory, legal, market, technological, and reputational) and physical risks (acute and chronic). This analysis follows an integrated, transversal approach that involves all relevant functions and business lines. Furthermore, Eni considers the risks related to implementing strategic actions to mitigate climate change.

Government energy transition policies significantly influence Eni’s operating context. These policies define how countries fulfill their Paris Agreement commitments, particularly in light of the COP28 Global Stocktake, which explicitly references the need to "transition away from fossil fuels." Commitments to carbon neutrality and changes in consumer preferences could lead to a structural decline in hydrocarbon demand in the medium to long term and higher operating costs for the oil & gas sector.

Uncertainties surrounding demand trends and the economic feasibility of decarbonization technologies increase the risk of long-term investment decisions. In addition, increasing polarization in the climate change debate and heightened stakeholder scrutiny could lead to restricted access to capital and challenge companies’ "license to operate". In response to these emerging trends, Eni is implementing a repositioning strategy to diversify its portfolio, growing its share on renewable energy, biofuels, sustainable chemicals, and the development of emission capture/abatement technologies and lower-carbon energy carriers. A description of the main climate-related risks is presented below.

a) Regulatory risk: increasing worldwide efforts to tackle climate change may lead to adopting stricter regulations to curb carbon emissions, which could increase short-term expenditures and potentially reduce demand for our products over medium to long term.

At the global level, countries' decarbonization commitments may prompt new carbon pricing mechanisms and minimum market shares for renewable or lower-carbon fuels in the medium to long term. In Europe, Eni is subject to the EU Emission Trading Scheme (EU ETS) and the UK Emission Trading Scheme (UK ETS), covering about half of its direct GHG emissions. Under these mechanisms, the company must purchase allowances for emissions above its free allocations. In the non-EU area, several developing economies have announced plans to implement carbon pricing, though initial CO2 prices are expected to be low and have little impact on Eni's activities. In addition, potential measures to reduce hydrocarbon consumption or restrict mining could limit Eni’s traditional business growth, accelerating the need for portfolio diversification.

b) Market/Technological risk: in the long term, major investments in renewable energies supported by government policies, along with rising electric vehicle adoption and the development of green hydrogen and other low-carbon technologies, may materially reduce hydrocarbon demand.

Currently, the market faces high uncertainty due to geopolitical tensions, uneven decarbonization policies (geographically), and fluctuating supply and demand. This scenario accentuates the complexity of investment decisions and decreases the predictability of the energy transition. Additionally, technological innovation plays a crucial role in the transition plans of Oil & Gas companies. In the medium to long term, several low-carbon technologies, such as advancements in electric mobility, renewable energy storage, and novel energy carriers, may reach commercial use. Eni is developing new technologies and energy carriers to transform its portfolio, including carbon capture and storage, hydrogen production/transport, and magnetic confinement fusion. Failure to anticipate shifts in supply and demand trends or in fundamental technologies for the energy transition could significantly affect growth prospects, operating results, cash flow, and shareholder returns.

c) Legal risk: Oil & Gas companies face lawsuits in various jurisdictions over alleged human rights and environmental violations; such legal actions, if filed against us, could lead to financial penalties, reputational harm, or operational restrictions.

Several public and private entities have initiated legal proceedings against major Oil & Gas companies, alleging liability for climate change damages, human rights violations, and other unlawful practices. Some institutional investors and civil society members have obtained judgments condemning oil companies for failing to adopt faster decarbonization plans (although appeals are still pending). Others have held Boards accountable for climate strategy or have promoted shareholder resolutions interfering with corporate plans. These actions demonstrate that some institutions and stakeholders are directly challenging oil companies’ “licenses to operate”, perceiving them as slow or reluctant to adapt their business models and capital allocation to a decarbonized scenario. This landscape increases the risk of new litigation.

d) Reputational risk: financial market participants may view Oil & Gas companies as poor environmental investments, thereby reducing the attractiveness of their securities or limiting their access to capital markets. Activist investors have been seeking to interfere in company plans and strategies through shareholder resolutions.

In the context of increasing climate change polarization, various segments of civil society (environmental movements, NGOs, younger generations), governmental institutions, and other stakeholders often hold Oil & Gas companies responsible. This debate pressures oil company boards to accelerate transition strategies and pushes the financial sector (asset managers, banks, and insurers) to align portfolios with "Net Zero" targets. Some large European banks and financial institutions have also announced they will stop financing new Oil & Gas projects. A scenario in which a larger share of the financial world disengages from hydrocarbons could make it more difficult to access capital markets, resulting in increased pressure on Oil & Gas companies' stock prices, higher financing costs, and greater equity risk.

e) Physical risk: extreme weather phenomena, allegedly caused by climate change, may disrupt our operations.

Studies in the scientific community attribute the increased frequency of acute and chronic weather and climate events, such as hurricanes, floods, droughts, desertification, rising ocean levels, and melting glaciers, to climate change. These extreme weather events could have a significant economic and community impact. For companies, they may cause prolonged disruptions to industrial operations and damage to facilities and infrastructure, leading to losses in productivity and cash flow, higher repair and maintenance costs, and supply chain interruptions.

Eni has adopted a structured risk management process to identify and analyze assets exposed to potential changes in natural events (acute and chronic) over the medium to long term, which may impact asset operability and safety. This process considers different climate scenarios, consistent with varying emission projections and time horizons of short (5/10 years), medium (10/20 years), and long-term (20/30 years). We assess the inherent risk of assets, defined as the exposure to specific natural events based solely on location and climate evolution, and the residual risk, which is the exposure after considering existing or planned mitigation measures. Assets still at risk after mitigation actions are further analyzed as part of the Asset Integrity process.

Governance of climate-related risk

Role of the BoD. Eni's decarbonization strategy is a key component of its overall business strategy, implemented through a structured Corporate Governance system, where the BoD and the CEO play central roles in addressing climate change issues. Specifically, the BoD reviews and approves the Strategic Plan proposed by the CEO, which sets strategies and targets, including those related to climate change and energy transition. Since 2019, the BoD has also reviewed and approved Eni’s medium/long-term plan, which outlines and monitors progress on decarbonization targets and their economic and business sustainability through to 2050.

Moreover, the BoD assesses Eni's economic and financial exposure to carbon pricing risk before approving individual investments and monitors the project portfolio every six months. Annually, the BoD reviews the impairment test results for major Cash Generating Units, based on the International Energy Agency (IEA) Net Zero Emissions (NZE) scenario. The Board also receives quarterly updates on the assessment and monitoring of Eni’s top risks, including climate change.

Since 2014, the Eni BoD has been supported by the Sustainability and Scenarios Committee (SSC). This committee was established on a voluntary basis and assists the BoD in performing its duties. The SSC periodically examines the integration of strategy, development scenarios, and the medium/ long-term sustainability of the business, with a focus on energy transition and climate change.

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

The strategic commitment to reducing carbon footprint is reflected in the Variable Incentive Plans for the CEO, General Managers, Managers with strategic responsibilities, and other Executive Managers. In particular, the Long-Term Stock-based Incentive Plan includes environmental sustainability and energy transition targets, accounting for a total weight of 35%, related to “Net GHG emissions upstream (scope 1 and 2)” (20%) and Biojet fuel production capacity (15%). The Short-Term Incentive Plan is also aligned with Eni's strategic transformation objectives, including an environmental sustainability target focused on “Net GHG emissions upstream (scope 1 and 2),” which is consistent with the Long-Term Incentive Plan. For the CEO, this objective carries an overall weight of 20%, while for the Company management, the weight is allocated based on the assigned responsibilities.

An equally important aspect of the transition journey is the dialogue with policymakers. Eni actively engages both directly and indirectly through industry associations, drawing on its expertise as an international energy company. The company contributes to defining strategies and regulations, always respecting roles and responsibilities, to promote the path toward Carbon Neutrality.

Decarbonization strategy

To address risks from the energy transition, the Company has developed a strategy to stay competitive and profitable in a low-carbon economy. Our medium- and long-term plans aim to drive a gradual reduction in greenhouse gas (GHG) emissions, in line with Eni’s Net Zero by 2050 objective, introduced five years ago. Starting with the 2025 reporting cycle, and in response to regulatory changes and evolving standards, Eni will recalibrate its decarbonization plan and targets to ensure sector-wide alignment and comparability. The updated approach has the following boundaries and targets:

•         For Scopes 1 and 2 emissions, a financial-control boundary is used, replacing the previous equity-based approach. Net Zero targets are confirmed for Upstream by 2030, and for Eni overall for 2035. The 2025 intermediate Scope 1 and 2 Upstream target of a 65% reduction from 2018 has already been met.

•         For Scopes 1, 2, and 3, Scope 3 is now included in accordance with the GHG Protocol, replacing the previous Lifecycle methodology. The target is expressed only in terms of emission intensity to highlight energy portfolio diversification. The Net-Zero intensity target is confirmed for 2050, with 15% and 50% reductions from 2018 levels by 2030 and 2040, respectively.

The Company plans to utilize carbon credits certified under internationally recognized voluntary market standards, such as the Verified Carbon Standard (VCS) by Verra or the Gold Standard (GS), to offset residual emissions. To achieve the Net-Zero intensity target by 2050, Eni intends to use carbon credits after reducing its GHG emissions by 90-95%. Currently, carbon credits are generated from initiatives that reduce CO2 emissions that would potentially be released into the atmosphere (i.e., Natural Climate Solutions that promote forest conservation and sustainable land management, as well as technological solutions such as clean cooking systems).  Eni’s strategy envisages a progressive increase in the share of credits generated from so-called Carbon Dioxide Removal (CDR) projects. These projects include NCS or technological solutions that remove CO₂ directly from the atmosphere (i.e., agroforestry, ecosystem restoration, direct air capture, bioenergy with carbon capture and storage).

Our plans to achieve Net-Zero intensity by 2050 will leverage a range of industrial and technological solutions, aligned with market trends and societal energy needs. We remain committed to providing our customers with secure and affordable energy.

Significant effort has been made in recent years to upgrade our business portfolio to align it with our long-term goals, including:

•         Rebalancing our upstream portfolio towards the gas component, thanks to recent business combinations (e.g., Neptune Energy), asset divestments (Alaska, Nigeria, and Congo), and capital projects (e.g., the FLNG project in Congo, the planned development of gas reserves in Indonesia, Cyprus, Mozambique, and Libya). Through these actions, we aim to reach 60% gas production (including condensates) by 2030 and exceed 90% after 2040. We are initiating projects engineered for Net Zero scopes 1 and 2 emissions from the start (like the Argo-Cassiopea project in Italy and the Baleine oil project offshore Côte d’Ivoire), to drive achievement of our E&P goal by 2030;

•         Expanding our biofuel manufacturing capacity by upgrading and reconverting the Livorno refinery and enhancing the Venice refinery in Italy, as well as by building two biorefineries in East Asia through joint ventures with local operators in South Korea and Malaysia. Earlier this year we confirmed the FID of a biorefining line at our Sannazzaro  conventional refinery and we announced the partnership with Q8 to develop a new biorefinery in Priolo. Our goal is to reach an organic refining capacity of more than 5 million tons by 2030, with an intermediate target of more than 3 million tons by 2028;

•         Reaching, through Plenitude, 5.8 GW of installed  renewable capacity, with the goal of installing more than 15 GW by 2030, eventually rising to 60 GW by 2050. This growth supports the plan to expand the customer base to around 20 million by 2050;

•         Becoming, with Plenitude’s Be Charge, a leading provider of charging services for electric vehicles in Italy and Europe.  The goal is to install 40,000 charging points by 2030, then about 160,000 by 2050;

•         Increasing electricity production from new energy carriers (e.g., power with CCS) and nuclear fusion. Eni is collaborating with partners to develop magnetic fusion technology, aiming for the first operational plant by the early 2030s;

•         Acquiring leadership positions in the UK, Italy, and other regions to develop CO2 storage hubs for hard-to-abate emissions.

Eni is steadily increasing investments in new energy products and services to support the shift toward a decarbonized product portfolio. We expect to gradually reduce the share of spending allocated to Oil & Gas activities, as we align major investment projects with emission reduction targets and phase out investments in highly emissive “unabated” activities or products. Approximately 30% of total expenditures will be allocated to lower carbon activities in the Group’s 2026-2030 financial plan. This evolution is crucial for achieving carbon neutrality by mid-century.

Sensitivity of Oil & Gas asset book values to stress-test scenarios

Our oil and gas portfolio features a large share of natural gas, the fossil energy source with the lowest GHG emissions. As of December 31, 2025, natural gas proved reserves represented approximately 52% of Eni’s total proved reserves, including its subsidiary and joint ventures. Other conventional projects in our oil and gas portfolio mitigate the risk of stranded assets, with low CO2 intensity and low Brent breakeven price.

The low breakeven price of our reserves results from our exploration and development model, which includes: i) an organic reserve replacement through effective exploration, focusing on near-field and proven/mature plays, leveraging existing infrastructures to quickly bring new reserves into production, and reducing development expenses and time-to-market; ii) a focus on low-complexity developments; and iii) a phased approach to production, starting up early  and ramping up to reduce  financial exposure  and accelerate time-to-market and payback. These drivers have gradually reduced our breakeven price and improved resilience to low-carbon scenarios. Going forward, the emission profiles of our assets are expected to mitigate the risk of stranded reserves. Stranded asset risk may emerge if hydrocarbon demand declines structurally due to the transition risks described in previous paragraphs.

Eni reviews its portfolio exposure to these risks annually, considering changes in GHG regulatory regimes, consumer preferences, technological developments, and physical conditions to identify emerging risks. As part of this review, management stress-tested the recoverability of the book values for the Company’s oil & gas assets in the 2025 financial statements. This test uses the IEA Net Zero (NZE) scenario and other lowered price assumptions and excludes management’s actions, such as capex rescheduling, cost reductions or curtailments, or other adaptation measures. Since the IEA NZE scenario lacks short-term pricing assumptions, we utilized crude oil pricing and other assumptions from our 2026-2030 industrial plan and interpolated up to 2035, the first available IEA pricing year.

The purpose of these stress tests is to evaluate the reasonableness of the asset impairment review regularly performed by management, which uses its own oil pricing, costs, and other assumptions and considers proved reserves and some unproven reserves as the “base case”. The stress tests covered all oil & gas cash generating units (CGUs) regularly tested for impairment in accordance with IAS 36. These tests also address the risk of stranded assets that could emerge if transition pathways outpace management forecasts. Under the IEA NZE scenario, the tests showed a value loss and potential asset write-downs, but management deemed these impacts immaterial, confirming  Eni’s asset resilience. The stress tests updated pricing and CO2 cost assumptions in management’s cash flow projections, while other factors, such as cost levels, volumes, and discount rates, were unchanged. Sensitivity testing applied alternative commodity price scenarios for each asset over its lifecycle to evaluate impacts more broadly.

The stress-tests results are disclosed in “Item 18 - Note No.15 to the Consolidated Financial Statements”.

Key performance indicators

Climate and HSE

		2025	2024
CLIMATE
Net Scope 1+2 Upstream (a)	(million tonnes CO2eq)	4.7	6.8
Net Scope 1+2 Eni (a)		21.4	23.8
Intensity Net Scope 1+2+3 (b)	(gCO2eq./MJ)	59.0	59.2
Direct GHG emissions (Scope 1) (c)	(million tonnes CO2eq)	18.6	21.2
Indirect GHG emissions (Scope 2) (c)		0.5	0.6
Direct methane emissions (Scope 1) (c)	(ktonnes CH4)	14.8	16.0

(a) KPIs calculated on a consolidated basis. The 2024 data are reported accordingly.

(b) KPI includes Scope 1+2 emissions (consolidated scope) and Scope 3 emissions from the use of products sold (Cat.11), estimated on the basis of Eni's equity share of upstream production. The 2024 data are reported accordingly.

(c) KPIs refer to 100% of the operated assets, consolidated and unconsolidated, with reference to the operatorship criteria expressed in the standards of the Sustainability Statement.

		2025	2024
HEALTH, SAFETY AND ENVIRONMENT (a)
Total Recordable Injury Rate (TRIR)	(total recordable injuries/worked hours) x 1,000,000	0.55	0.70
employees		0.60	0.73
contractors		0.51	0.68
Total volume of oil spills (> 1 barrel)	(barrels)	217	2,815
of which: due to sabotage		0	2,140
operational		217	675
Fresh water withdrawals	(mmcm)	114	127
Re-injected produced water	(%)	56	51

(a) KPIs refer to 100% of the operated assets, consolidated and unconsolidated.

Significant business and portfolio developments

●

March 2026 - Eni initiated a reorganization of the shareholding structure of its subsidiary Plenitude, involving  noncontrolling shareholders Ares Alternative Credit (affiliates of Ares Management Corporation) and Energy Infrastructure Partners, with the aim to establish a new governance framework based on joint control between Eni and Ares, which upon completion will result in the derecognition of Plenitude from Eni's consolidated financial statements. The transaction is subject to the approval of the competent authorities.

●

March 2026 - Exploration activities yielded positive results in the Bahr Essalam South 2 (BESS 2) and Bahr Essalam South 3 (BESS 3) offshore discoveries, in Libya. Their proximity to the Bahr Essalam field will ensure a fast-track development through tie-back to existing production facilities.

●	March 2026 - Eni announced the start of gas delivery from the Quiluma field, offshore Angola.
●

March 2026 - Eni achieved the Final Investment Decisions (FIDs) for the Gendalo and Gandang gas project (South Hub) and for the Geng North and Gehem fields (North Hub) in Indonesia, only 18 months after the approval of the Projects of Development (PODs) in 2024.

●

February 2026 – Final investment decision (FID) has been approved for Eni's plan to convert certain units of the Sannazzaro de’ Burgondi refinery (Pavia, Lombardy) into a biorefinery. The new biorefinery will introduce additional biofuel production from renewable raw materials, further diversifying the range of products available to the market.

●	February 2026 - Eni announced the start-up of the Ndungu full-field, part of the Agogo Integrated West Hub Project (IWH), in the western area of Block 15/06, offshore Angola.
●	February 2026 - Eni announced a discovery within the Calao channel complex with Murene South-1X well in Block CI-501, offshore Côte d'Ivoire.

●	February 2026 - Eni, YPF and XRG signed a binding Joint Development Agreement (JDA) to advance Argentina LNG.
●	February 2026 - Eni was awarded the O1 offshore exploration license in Libya through a consortium with other partners. Eni will operate the concession.
●

January 2026 – Eni announced with Q8 Italy a strategic investment in the ongoing project for the construction of a new biorefinery in Priolo, Sicily. The transformation plan for the Versalis site in Priolo received formal approval from Eni and Kuwait Petroleum Corporation Board of Directors, which follows the official binding offer submitted by Q8. The project has completed the engineering phase.

●

January 2026 – Plenitude signed a four-year PPA (Power Purchase Agreement) with Zanasi Group, Official Ferrari Service and historic company specialized in coachwork, mechanics, painting and restoration of luxury cars, for the supply of 4.38 GWh/year of energy from renewables.

●	January 2026 - Eni signed a binding agreement with Socar, the State Oil Company of the Republic of Azerbaijan, for the sale of a 10% stake in the Baleine Project in Côte d’Ivoire.
●

January 2026 – Eni and its partners, China National Petroleum Corporation (CNPC), ENH, Kogas and XRG announced the hull launch of the Coral North FLNG that will be the second floating LNG facility to be deployed in the Rovuma Basin waters, north of Mozambique, and will bring to production the gas from the northern part of Coral gas reservoir.

●

January 2026 – Eni transferred the Refining Evolution & Transformation business unit to the new company Eni Industrial Evolution S.p.A., which will aim to ensure the management of traditional assets and to consolidate the path of industrial transformation.

●	December 2025 – Versalis signed with Prysmian a strategic partnership to give new life to plastic cable scrap, through an innovative chemical recycling process, developing a dedicated supply chain.
●	December 2025 - Eni and Global Infrastructure Partners (GIP) announced the closing of the sale of a 49.99% stake in Eni CCUS Holding.
●

December 2025 - Plenitude inaugurated the Caparacena solar project in Chimeneas, Granada. The project covers 264 hectares and includes three photovoltaic parks of 50 MW each. The complex has a total installed capacity of 150 MWp.

●	December 2025 - Eni announced a significant gas discovery in Indonesia, in the Konta-1 exploration well, drilled in the Muara Bakau PSC, in the Kutei Basin, offshore East Kalimantan.
●

December 2025 - Eni entered into a long-term LNG sale agreement with Thailand’s Gulf Development Company to supply 0.8 MTPA of LNG for 10 years to Gulf, one of Thailand's largest private power producers. The LNG will be delivered at regasification terminals located in the country starting from 2027. This contract follows a 2-year deal signed by the two corporations in 2024. The agreement represents Eni’s first long term LNG supply to Thailand.

●

December 2025 - Plenitude signed with Acea S.p.A. a binding agreement for the acquisition of a 100% equity stake in Acea Energia, a company fully owned by the Acea Group that operates in the energy retail market. The transaction also includes a 50% share in the capital of Umbria Energy S.p.A. The finalization of the transaction is conditional, upon authorization by the relevant Antitrust authorities.

●	December 2025 - Eni signed a long-term LNG sale agreement with Turkish company Botas. This contract follows a 3-year deal signed by the two corporations in September 2025.
●	December 2025 – Eni launched the Phase 2 of the Congo LNG project ahead of schedule.
●	November 2025 - Eni, through its satellite company Azule Energy, inaugurated the NGC Gas Treatment Plant in Soyo, northern Angola.
●	November 2025 – Plenitude started the construction of the "Tarsia Ovest" wind farm, located in the province of Cosenza, with a total capacity of about 13 MW.
●

November 2025 - Eni signed an agreement to acquire from YPF a 50% stake in the OFF-5 block, offshore Uruguay, with an operator role. The completion of the agreement is subject to the approval of the Uruguayan authorities.

●

November 2025 - Eni inaugurated the photovoltaic plant installed at the “Lycée de Tataouine” in southern Tunisia. The event marked the completion of the company’s program to install solar panels in public schools across the Tataouine region, involving 14 primary and secondary institutions.

●

November 2025 - Eni, through its subsidiary Nigeria Agip Exploration Limited (NAE), announced the acquisition from TotalEnergies EP Nigeria Limited of an additional 2.5% stake in the Production Sharing Contract (PSC) OML 118.

●

November 2025 - Five agritech startups were awarded at the conclusion of the third edition of the Kenya Agribusiness Entrepreneurship Program (KAEP), the entrepreneurial development initiative promoted by Eni Natural Energies (ENE) Kenya and Joule, Eni’s business school, in collaboration with the E4Impact foundation. These five projects were selected for their potential in terms of scalability and impact and received a financial award of €10,000.

●

November 2025 - Plenitude signed an agreement to acquire from Neoen, a leading renewable energy company, a portfolio of 52 operating assets, including 37 photovoltaic plants, 14 wind farms, and one operating battery storage facility, located throughout France. The completion of the agreement is subject to the approval of the competent authorities.

●	November 2025 - Eni celebrated thirty years of listing on the New York Stock Exchange.
●	November 2025 - Construction of the new biorefinery of Petronas, Enilive and Euglena in Pengerang, Johor, Malaysia has begun.
●

November 2025 - Plenitude and Avis, the Association of Italian Blood Volunteers ODV, announced the signing of a framework agreement aimed at the possible development of joint initiatives for the energy efficiency of Avis offices throughout the country.

●

November 2025 - Plenitude completed the sale of a 20% stake in the share capital of Plenitude S.p.A. to the Ares Alternative Credit funds, affiliated with Ares Management Corporation (NYSE: ARES). The stake corresponds to a value of €2 billion, based on an equity value of the company of €10 billion, and an enterprise value of over €12 billion. The transaction has been approved by the relevant authorities.

●

November 2025 - Eni and YPF, Argentina's leading energy company, have signed a non-binding agreement with XRG, a company part of the ADNOC group, relating to the UAE's possible participation in the 12 MTPA liquefied natural gas (LNG) phase of the Argentina LNG (ARGLNG) upstream-midstream integrated project.

●

November 2025 - Eni signed an Investment Agreement with Petronas to establish a new joint venture satellite company, NewCo, through the integration of their respective Upstream assets in Indonesia and Malaysia. The agreement creates a new entity that will manage 19 assets, of which 14 in Indonesia and 5 in Malaysia.

●

October 2025 - Eni has been recognized for its commitment to reporting emissions, which have been rated "Gold Standard" for the highest levels of data quality by the Oil and Gas Methane Partnership 2.0 (OGMP 2.0).

●

October 2025 - Eni and the Bioenergy Association for Sustainable Development signed a cooperation agreement for the preparation of a feasibility study aimed at the construction of biogas production units based on the treatment of animal and agricultural waste.

●

October 2025 - Plenitude and Coesa, an Italian Energy Service Company (ESCo), signed an agreement to offer companies a service that involves the design and installation of photovoltaic systems to be included in the national WeCER Renewable Energy Community, developed by Coesa.

●

October 2025 - Eni and the Argentina YPF signed the Final Technical Project Description (FTPD), a step towards the Final Investment Decision for the 12 MTPA integrated upstream-midstream Argentina LNG (ARGLNG) project intended to monetize the gas reserves of the Vaca Muerta basin.

●

October 2025 – Started the authorization process for the transformation of the Priolo site. The proposed project includes a new biorefinery and a chemical recycling plant for plastics based on Versalis’ proprietary Hoop® technology. The new biorefinery will have a production capacity of 500 ktonnes/year. In addition to the Ecofining™ plant, the project includes a biogenic feedstock pre-treatment unit and a plant to produce hydrogen. Completion is scheduled by the end of 2028. The Versalis Hoop® plant will have a processing capacity of 40 ktonnes/year.

●

October 2025 - Eni and its partners CNPC, ENH, Kogas, and XRG reached the Final Investment Decision to develop the Coral North FLNG project which will put in production the gas volumes from the northern part of Area 4 Coral gas reservoir, in the Rovuma basin, through a floating LNG facility with 3.6 MTPA production capacity.

●

October 2025 - Eni signed a new exploration contract in Côte d'Ivoire for the CI-707 offshore block, geologically continuous with the nearby CI-205 block, where Eni announced the discovery of Calao in March 2024. This proximity offers an opportunity for future synergistic developments.

●	October 2025 - Plenitude signed with A.N.FI.R (Associazione Nazionale delle Finanziarie Regionali) a Framework Agreement for the construction of plants for renewable energy production.
●

September 2025 - Versalis signed an agreement with Veritas, an Italian multi-utility, to promote the circular economy, mainly focusing on developing joint initiatives to valorize post-consumer and post-industrial plastics.

●

September 2025 - GreenIT, the Italian joint venture between Plenitude and CDP Equity (CDP Group), obtained a funding of €370 mln for renewable energy projects, by the European Investment Bank and leading European financial institutions.

●

September 2025 - Eni and its Offshore Cape Three Points (OCTP) project partners, Vitol and the Ghana National Petroleum Corporation (GNPC), signed a Memorandum of Intent with the Government of Ghana, finalized to the country’s oil and gas production increase and new sustainable initiatives. The collaboration focuses also on the evaluation of exploration activities and the new potential development of the Eban-Akoma field in the Cape Three Points Block 4.

●

September 2025 - Eni signed with Commonwealth Fusion Systems (CFS) a power offtake agreement worth more than $1 bln, expanding a longstanding strategic partnership between the companies to bring to industrial scale the magnetic fusion to produce power.

●

September 2025 - Eni started the authorization process to convert selected units at the Sannazzaro de’ Burgondi (Pavia) refinery into a biorefinery. The project is intended to convert the existing Hydrocracker (HDC2) unit, using Ecofining™ technology and constructing a pre-treatment unit for waste and residues, used by Enilive to produce HVO biofuels.

●

September 2025 - Eni Storage Systems, a joint venture between Eni and Fib, a Seri Industrial subsidiary, started operations to build a plant for the production of stationary lithium batteries as part of the reconversion plan of the Brindisi petrochemicals hub which has undergone shutdown.

●

September 2025 - Eni finalized the sale of a 30% stake in the Baleine project in Côte d’Ivoire, to Vitol. The Baleine project is the country’s main offshore development and is owned by Eni (47.25%), Vitol (30%) and Petroci (22.75%). The transaction is in line with Eni's strategy of optimizing its upstream portfolio by accelerating the monetization of exploration discoveries through the divestment of equity stakes.

●

September 2025 - Plenitude started operations at the 50 MW Solar Power Plant in Kazakhstan. The plant is a part of an innovative project led by Eni and KazMunayGas (KMG), the first large-scale of its kind, for the realization of a 247 MW Hybrid Power Plant which integrates solar, wind and gas power generation.

●	September 2025 - Eni signed a three-year deal with Botas for the sale of total 1.5 bcm of LNG to Turkey.
●

August 2025 - production started at the Agogo Integrated West Hub project, operated by the JV Azule Energy in block 15/06, offshore Angola. Agogo IWH involves the development of two fields, Agogo and Ndungu.

●

August 2025 - LG-Eni BioRefining, the LG Chem and Enilive joint venture, started construction works for the South Korea’s first hydrotreated vegetable oil (HVO) and Sustainable Aviation Fuel (SAF) production plant in Seoul. The plant is scheduled for completion in 2027.

●

August 2025 - Eni signed a Sale and Purchase Agreement (SPA) with Global Infrastructure Partners, a leading global infrastructure investor, affiliate of the BlackRock fund, relating to a stake of 49.99% in Eni CCUS Holding, which is expected to establish joint control of the counterparties over the post-close entity. The Eni’s subsidiary operates the Liverpool Bay and Bacton CCS projects in the UK, is committed to the L10-CCS project in the Netherlands and owns a pre-emptive right to acquire a 50% stake held by Eni in the Ravenna CCS project in Italy. Furthermore, it has access to several options within a broader platform of ongoing CCUS initiatives in the medium to long-term.

●

August 2025 - The Nguya floating liquefied natural gas (FLNG) unit sailed away, and it is set to significantly boost LNG production as part of Phase 2 of the Congo LNG project in the Marine XII concession, offshore the Republic of Congo.

●	July 2025 - Plenitude started the construction of Entrenúcleos, a new 200 MW photovoltaic project located in the province of Seville (Andalusia).
●

July 2025 - Eni signed a new hydrocarbons contract with its partner Sonatrach for the exploration and development of the Zemoul El Kbar area. The contract, with a duration of 30 years, also includes neighboring assets previously under separate contracts. This new agreement follows the recent award, in the context of 2024 Algeria Bid Round, of the Reggane II block to Eni in partnership with PTTEP.

●

July 2025 - As part of the strategic partnership between Italy and the United Arab Emirates, Eni signed with Khazna Data Centers a memorandum to set up a Joint Venture for the development of an “AI Data Center Campus” with a total IT capacity of 500 MW at Eni’s hub of Ferrera Erbognone.

●

July 2025 - Eni signed a long-term liquefied natural gas (LNG) supply agreement with Venture Global, covering the purchase of 2 MTPA for 20 years from 2030. The agreement is Eni’s first long term LNG supply from the United States and represents a milestone in Eni’s strategy to expand and diversify its global LNG footprint, enhancing portfolio flexibility in order to reach its target of 20 MTPA of contracted LNG supply by 2030.

●

July 2025 - Eni signed with the European Investment Bank (EIB) a €500 mln 15-year finance contract to support the conversion of Eni's Livorno refinery in Tuscany into a biorefinery. Eni's project involves the construction of new plants to produce hydrogenated biofuels at the Livorno refinery site, including a biogenic pre-treatment unit and a 500 ktonnes/year Ecofining™ plant.

●

July 2025 - Versalis signed a Memorandum of Understanding (MoU) with Acea Ambiente covering initiatives in the field of recycling post-consumer and post-industrial plastics. The agreement foresees the assessment of chemical recycling solutions, including the proprietary Hoop® technology.

●	June 2025 - Vår Energi announced first oil from the Balder X development, offshore Norway.
●

June 2025 - Eni signed an agreement with YPF for the massive Argentina LNG (ARGLNG) project in the wake of the MoU signed the last April to define the milestones to reach a final investment decision to build gas production, treatment, transportation and liquefaction facilities, including installation of floating units, for a total capacity of 12 mmtonnes/year of LNG destined to international markets.

●

June 2025 - Eni in collaboration with Advanced Micro Devices (AMD), Hewlett Packard Enterprise (HPE), and the CINECA Consortium, with the support of Plug and Play, launched the "HPC Call4Innovators" initiative, offering startups, SMEs, academic institutions, and research centers direct access to HPC6’s supercomputing resources. This initiative will allow participants to test their computational models and collaborate with the Eni experts to significantly accelerate the development of decarbonization technologies and promote innovative computational methodologies applied to the energy transition.

●

June 2025 - Eni Congo launched the new Yasika logistics platform, a strategic infrastructure within the Congo LNG project. The platform, built to enhance the gas potential of the Marine XII permit, will support operations for the two floating liquefaction units: Tango FLNG (0.6 MTPA), which began production in December 2023, and Nguya FLNG (2.4 MTPA), scheduled to start up production by the end of 2025.

●

June 2025 - Eni signed a framework agreement with Petronas to establish a jointly controlled venture to combine the two partners’ gas-rich assets of Indonesia and Malaysia, featuring two very complementary portfolios able to generate operational and financial synergies. In line with Eni’s satellite model of setting geographically focused, independent ventures, the new Company will be a financially self-sufficient entity which will develop the huge gas mineral potential of the combined portfolio to deliver in the medium term a sustainable production plateau of 500 kboe/d, targeting 50 TCF of low-risk exploration potential.

●

June 2025 - Versalis, at the Mantua plant, started up the demonstration plant of Hoop® technology, for the chemical recycling of mixed plastic waste. This technology, complementary to mechanical recycling, allows the transformation of mixed plastic waste into raw material for the production of new plastic products.

●

June 2025 - Eni signed an agreement with Ares Management Alternative Credit funds (“Ares”), affiliates of leading global alternative investment manager Ares Management Corporation (NYSE: ARES), for the sale of a 20% stake in the share capital of Plenitude, for a purchase price of approximately €2 bln, based on an equity value of the Company of €10 bln, corresponding to an enterprise value greater than €12 bln. The completion of the transaction is subject to the clearance by the competent authorities.

●	June 2025 - Plenitude signed an agreement with Modine, a company specialized in thermal management systems and components, for the construction of a new solar power plant in Pocenia (Udine).
●	June 2025 - Eni and BMW Italia signed a Letter of Intent (LOI) to develop joint initiatives aimed at supporting the energy transition of the road transport sector.
●

June 2025 - Eni signed a Letter of Intent (LoI) with the Italian Agency for Development Cooperation (AICS) to create positive synergies and maximize the impact of the parties’ actions to improve the well-being of communities in Côte d'Ivoire.

●

June 2025 - Eni launched the first vegetable oil extraction plant in the Republic of the Congo in Loudima. The plant has a capacity of 30 ktonnes/year of vegetable oil and its production will be destined to Enilive’s biorefineries, where it will be transformed into biofuel to help decarbonize transport sectors, as part of Eni’s sustainable mobility strategy.

●	June 2025 - Plenitude started operations at the Northern block of its Renopool photovoltaic plant, located in the Extremadura region (Spain), with an installed capacity of 130 MW.
●

June 2025 - Eni Next and Azimut Group signed a collaboration agreement, under which Azimut will launch a new European Long Term Investment Fund (ELTIF) of venture capital, leveraging also Eni Next’s consulting and expertise on technological developments in the energy sector.

●	June 2025 - Eni was listed in the FTSE4Good Developed stock market index for the nineteenth consecutive year. This confirms Eni’s position among the top 5 in the Oil&Gas sector.
●

June 2025 - Eni started the first export of vegetable oil from Côte d'Ivoire, produced from rubber tree residues, in line with the company's decarbonization strategy and the sustainable development of local agricultural supply chains.

●	May 2025 - Eni started gas production at the Merakes East field, in East Sepinggan block (Eni 85%, operator) in the Kutei basin, offshore Indonesia.
●

May 2025 - Eni signed an agreement to enter into a period of exclusivity with GIP (Global Infrastructure Partners) an investor affiliated with BlackRock private equity, finalized to complete due diligence and negotiations related to a possible sale of an interest of 49.99% awarding joint control to the investor related to Eni CCUS Holding, Eni’s company which includes and operates the HyNet and Bacton CCS projects in the UK, L10 in the Netherlands and also future rights to acquire the Ravenna project, in Italy. According to the final agreement under negotiation, in addition to the initial acquisition of a 49.99% stake in Eni CCUS Holding, GIP will support funding the development of Eni’s ongoing CCUS projects.

●

May 2025 - Plenitude signed an agreement with Marelli, an automotive industry component supplier company, for the construction of three photovoltaic plants and an Energy Community. The plants will be located at Marelli’s production sites in Italy (Potenza, L’Aquila and Turin) with a total installed capacity of 5.4 MW.

●	May 2025 - started workover activities of the Sankofa East field in Ghana. The drilling operations are close to the John Agyekum Kufour FPSO, as part of the broader Sankofa field’s development plan.
●

May 2025 - Eni Foundation and Eni Natural Energies (ENE) Angola signed two Memorandums of Understanding (MoU) with the Angolan Ministry of Health. The first MoU includes a new pediatric healthcare initiative focused on strengthening neonatal and pediatric intensive care services. The second MoU concerns the development of a digital interface to improve coordination between hospitals in Luanda. Both projects aim to improve the quality of healthcare and accessibility for patients across the country.

●

April 2025 - Plenitude signed a 10-year Power Purchase Agreement with Autostrade per l'Italia for the sale of the entire output of a wind power plant owned by Plenitude in Basilicata (Italy) with a capacity of 16 MW.

●

April 2025 - Eni and KKR closed the transaction contemplated by the investment agreement for the increase of KKR's stake in Enilive through the purchase of Enilive’s shares from Eni representing 5% of the share capital, for a consideration of approximately €601 million. Upon completion of the transaction, KKR owns an overall 30% stake of Enilive’s share capital, considering the transaction agreed in October 2024 providing an investment of 25% by KKR in Enilive with cash proceeds to Eni of about €2.97 bln.

●

April 2025 – Eni signed a Memorandum of Understanding (MoU) with YPF, the energy company of the Republic of Argentina, to evaluate a large-scale upstream and midstream integrated gas development project, designed to develop the resources of the Vaca Muerta onshore gas field. The project includes two Floating LNG units of 6 MTPA each.

●

April 2025 - Eni reached financial close with the UK Government’s Department of Energy Security and Net Zero (DESNZ) for the Liverpool Bay CCS project, where Eni is the operator of the CO2 transport and storage system (T&S) of the HyNet industrial Cluster. The financial close allows the Liverpool Bay CCS project to move into the construction phase, unlocking key investments in supply chain contracts, the majority of which will be spent locally.

●	April 2025 - Eni’s jointly participated Azule Energy (Eni 50%) confirmed a discovery at the Capricornus 1-X well, in Namibia's Orange basin. Appraisal studies are ongoing.
●	April 2025 – Eni launched FPSOs for the development of the Agogo fields, operated by Azule off the Angolan Coast, and Balder operated by Vår Energi in Norway.
●

March 2025 - Saipem and Divento, a partnership between Copenhagen Infrastructure Partners (CIP, through the “flagship” fund Copenhagen Infrastructure V), GreenIT, a joint venture between Plenitude (a Company controlled by Eni) and CDP Equity (CDP Group), 7 Seas Wind Power and NiceTechnology, have signed a collaboration agreement involving the application of STAR 1, Saipem's proprietary technology for floating wind, in favour of  the 7 Seas Med projects in Sicily and Ichnusa Wind Power in Sardinia.

●

March 2025 - Eni and Petroci announced a significant increase in gas supply for Côte d'Ivoire’s power generation system. The gas produced, up to 70 mmcf/d, will be entirely allocated to meet local demand, ensuring a reliable supply for the country’s power generation needs and further reinforcing Côte d'Ivoire’s role as a regional energy hub. Launched in December 2024, Phase 2 of the Baleine project marks another step forward in the company’s commitment to strengthening the country’s energy sector and industrial development.

●

March 2025 - Eni’s 63% owned associate Vår Energi announced that production had begun from the Johan Castberg oilfield in the Barents Sea. The field, in which Vår Energi has a 30% non-operated stake, has a gross capacity of 220 kbbl/d.

●	March 2025 - Versalis permanently closed the steam cracker at its Brindisi plant in line with the transformation plan.
●

March 2025 - Eni and Saipem extended the collaboration agreement signed between the two companies in November 2023 aimed at the construction of new biorefineries, conversion of traditional refineries into biorefineries and, generally, the development of new initiatives by Eni in the field of industrial transformation.

For significant business and portfolio developments that occurred from January 2025 to the beginning of March 2025 see also the Annual Report on Form 20-F 2024 filed to SEC on April 4, 2025.

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

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as in LNG operations, in 33 countries, most notably Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Mexico, the United States, Kazakhstan, Algeria, Iraq, Indonesia, Ghana, Mozambique, Qatar, Côte d'Ivoire and the United Arab Emirates. In 2025, Eni average daily production amounted to 1,594 KBOE/d on an available-for-sale basis. Profit per barrel of oil equivalent was 7.80 $/bbl1 (compared to 3.69 $/bbl2 in 2024 and 8.58 $/bbl in 2023); the increase of this performance indicator in 2025 compared to 2024 was driven by an improved production mix due to an increasing contribution of more valuable barrels, the effects of divestments as well as lower impairment losses and exploration wells write-offs.

As of December 31, 2025, Eni’s total proved reserves amounted to 6,885 mmBOE; proved reserves of subsidiaries totaled 4,830 mmBOE; Eni’s share of reserves of equity-accounted entities was 2,055 mmBOE.

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

Oil and natural gas prices used in the estimate of proved reserves are obtained from the official survey published by S&P Global Energy, except when their calculation derives from existing contractual conditions. Prices are calculated as the unweighted arithmetic average of the first-day-of- the-month price for each month within the 12-month period prior to the end of the reporting period. Prices include consideration of changes in existing prices provided only by contractual arrangements.

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

1 Results of operations from oil and gas producing activities of consolidated subsidiaries, divided by actual sold production, in each case prepared in accordance with IFRS to meet ongoing U.S. reporting obligations under Topic 932. See the unaudited supplemental oil and gas information in “Item 18 – Notes to the Consolidated Financial Statements” for a calculation of results of operations from oil and gas producing activities.

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

Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineering company, which stated that those guidelines comply with the SEC rules2. D&M has also stated that the Company guidelines provide reasonable interpretation of facts and circumstances in line with generally accepted practices in the industry whenever SEC rules may be less precise. When participating in exploration and production activities operated by other entities, Eni estimates its share of proved reserves on the basis of the above guidelines, while for certain joint ventures and associates Eni relies on the annual certification of independent petroleum engineering companies.

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

Eni’s Head of Reserves holds a Master's degree in Petroleum Engineering from the Polytechnic of Turin and 5-years Degree in Civil Hydraulic Engineering from the Alma Mater Studiorum - University of Bologna. He has more than 20 years of experience in the upstream industry and in reserves evaluation.

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

In 20254, Ryder Scott Company and Sproule, for consolidated subsidiaries, and DeGolyer and MacNaughton, for equity accounted entities, provided an independent evaluation of approximately 36%5 of Eni’s total proved reserves at December 31, 2025, confirming, as in previous years, the reasonableness of Eni internal evaluation. In the 2023-2025 three-year period, 82% of Eni total proved reserves were subject to an independent evaluation.

2 See “Item 19 – Exhibits” in the Annual Report on Form 20-F 2009.

3 In 2025 Azule Energy and Vår Energi.

4 See "Item 19 - Exhibits".

5 Includes Azule Energy and Vår Energi for which Eni received a Third Party Letter.

Summary of proved oil and gas reserves

The tables below provide a summary of proved oil and gas reserves of the Group companies and its equity-accounted entities by geographic area for the three years ended December 31, 2025, 2024 and 2023. The break-down of proved reserves by geographic area complies with disclosure criteria as regulated by U.S. Securities and Exchange Commission (SEC) Regulation S-K, Item 1202.

HYDROCARBONS (mmBOE)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves
Consolidated subsidiaries
Dec. 31, 2025	320	15	1,483	570	824	1,480	127	11	4,830
developed	223	9	829	412	789	449	91	7	2,809
undeveloped	97	6	654	158	35	1,031	36	4	2,021
Dec. 31, 2024 (a)	368	10	1,479	638	876	881	145	36	4,433
developed	262	10	805	418	823	385	92	5	2,800
undeveloped	106		674	220	53	496	53	31	1,633
Dec. 31, 2023 (b)	374	60	1,658	809	933	733	238	37	4,842
developed	261	56	935	482	872	379	184	11	3,180
undeveloped	113	4	723	327	61	354	54	26	1,662
Equity-accounted entities
Dec. 31, 2025		617	53	781		381	223		2,055
developed		427	53	346			223		1,049
undeveloped		190		435		381			1,006
Dec. 31, 2024 (a)		572	50	819		379	244		2,064
developed		311	50	305			244		910
undeveloped		261		514		379			1,154
Dec. 31, 2023 (b)		425	8	494		378	267		1,572
developed		235	8	305			267		815
undeveloped		190		189		378			757
Consolidated subsidiaries and equity accounted entities
Dec. 31, 2025	320	632	1,536	1,351	824	1,861	350	11	6,885
developed	223	436	882	758	789	449	314	7	3,858
undeveloped	97	196	654	593	35	1,412	36	4	3,027
Dec. 31, 2024 (a)	368	582	1,529	1,457	876	1,260	389	36	6,497
developed	262	321	855	723	823	385	336	5	3,710
undeveloped	106	261	674	734	53	875	53	31	2,787
Dec. 31, 2023 (b)	374	485	1,666	1,303	933	1,111	505	37	6,414
developed	261	291	943	787	872	379	451	11	3,995
undeveloped	113	194	723	516	61	732	54	26	2,419

(a) Reserves volumes of the Rest of Europe area for 2024 were affected by the business combination with Ithaca Energy where the reserves divested in the consolidated subsidiary Eni UK were offset by the acquisition of an interest in the reserves of the equity-accounted entity resulting from the combination.

(b) Effective January 1, 2023, Eni has updated the conversion rate of gas produced to 5,232 cubic feet of gas equals to 1 barrel of oil  (it was 5,263 cubic feet of gas per barrel in previous reporting period). The effect of this update on the change in the initial reserves balance as of January 1, 2023 amounted to 21 mmBOE.

LIQUIDS (mmBBL)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves
Consolidated subsidiaries
Dec. 31, 2025	197		517	252	556	713	111		2,346
developed	123		339	202	523	274	80		1,541
undeveloped	74		178	50	33	439	31		805
Dec. 31, 2024 (a)	213		458	268	591	578	127		2,235
developed	129		291	187	539	233	81		1,460
undeveloped	84		167	81	52	345	46		775
Dec. 31, 2023	211	27	523	334	637	485	213		2,430
developed	136	24	326	225	576	240	163		1,690
undeveloped	75	3	197	109	61	245	50		740
Equity-accounted entities
Dec. 31, 2025		381	5	192		111	20		709
developed		295	5	112			20		432
undeveloped		86		80		111			277
Dec. 31, 2024 (a)		391	8	226		110	23		758
developed		207	8	103			23		341
undeveloped		184		123		110			417
Dec. 31, 2023		326	6	207		110	26		675
developed		167	6	107			26		306
undeveloped		159		100		110			369
Consolidated subsidiaries and equity accounted entities
Dec. 31, 2025	197	381	522	444	556	824	131		3,055
developed	123	295	344	314	523	274	100		1,973
undeveloped	74	86	178	130	33	550	31		1,082
Dec. 31, 2024 (a)	213	391	466	494	591	688	150		2,993
developed	129	207	299	290	539	233	104		1,801
undeveloped	84	184	167	204	52	455	46		1,192
Dec. 31, 2023	211	353	529	541	637	595	239		3,105
developed	136	191	332	332	576	240	189		1,996
undeveloped	75	162	197	209	61	355	50		1,109

(a) Reserves volumes of the Rest of Europe area for 2024 were affected by the business combination with Ithaca Energy where the reserves divested in the consolidated subsidiary Eni UK were offset by the acquisition of an interest in the reserves of the equity-accounted entity resulting from the combination.

NATURAL GAS (BCF)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total reserves
Consolidated subsidiaries
Dec. 31, 2025	651	81	5,052	1,664	1,399	4,009	80	62	12,998
developed	524	45	2,562	1,099	1,396	920	56	37	6,639
undeveloped	127	36	2,490	565	3	3,089	24	25	6,359
Dec. 31, 2024 (a)	817	54	5,338	1,931	1,489	1,583	94	190	11,496
developed	693	52	2,692	1,206	1,486	799	56	23	7,007
undeveloped	124	2	2,646	725	3	784	38	167	4,489
Dec. 31, 2023	859	174	5,935	2,479	1,546	1,303	131	192	12,619
developed	653	167	3,181	1,350	1,546	725	107	58	7,787
undeveloped	206	7	2,754	1,129		578	24	134	4,832
Equity-accounted entities
Dec. 31, 2025		1,229	249	3,077		1,418	1,063		7,036
developed		692	249	1,222			1,063		3,226
undeveloped		537		1,855		1,418			3,810
Dec. 31, 2024 (a)		939	222	3,103		1,411	1,159		6,834
developed		545	222	1,054			1,159		2,980
undeveloped		394		2,049		1,411			3,854
Dec. 31, 2023		515	14	1,501		1,406	1,260		4,696
developed		359	14	1,036			1,260		2,669
undeveloped		156		465		1,406			2,027
Consolidated subsidiaries and equity accounted entities
Dec. 31, 2025	651	1,310	5,301	4,741	1,399	5,427	1,143	62	20,034
developed	524	737	2,811	2,321	1,396	920	1,119	37	9,865
undeveloped	127	573	2,490	2,420	3	4,507	24	25	10,169
Dec. 31, 2024 (a)	817	993	5,560	5,034	1,489	2,994	1,253	190	18,330
developed	693	597	2,914	2,260	1,486	799	1,215	23	9,987
undeveloped	124	396	2,646	2,774	3	2,195	38	167	8,343
Dec. 31, 2023	859	689	5,949	3,980	1,546	2,709	1,391	192	17,315
developed	653	526	3,195	2,386	1,546	725	1,367	58	10,456
undeveloped	206	163	2,754	1,594		1,984	24	134	6,859

(a) Reserves volumes of the Rest of Europe area for 2024 were affected by the business combination with Ithaca Energy where the reserves divested in the consolidated subsidiary Eni UK were offset by the acquisition of an interest in the reserves of the equity-accounted entity resulting from the combination.

Proved reserves of natural gas liquids are immaterial to the Group operations.

Volumes of oil and natural gas applicable to long- term supply agreements with foreign governments in mineral assets where Eni is operator were marginal as of December 31, 2025 (were marginal as of December 31, 2024 and amounted to 2 mmBOE as of December 31, 2023). Said volumes are not included in reserves volumes shown in the table herein.

	Subsidiaries			Equity-accounted entities
(mmBOE)	2025	2024	2023	2025	2024	2023
Revisions of previous estimates	305	323	303	82	83	9
Improved recovery	33	1
Extensions and discoveries	581	38	105	52	329
Purchases of minerals-in-place	7	89	44	29	230	2
Sales of minerals-in-place	(70)	(381)	(58)		(4)	(1)

Total additions to proved reserves	856	70	394	163	638	10
Production for the year (a)	(459)	(479)	(485)	(172)	(146)	(119)

(a) The difference compared to production sold of 566 mmBOE (565 mmboe in 2024 and 546 mmboe in 2023) reflected hydrocarbons volumes of 65 mmBOE consumed in operations, changes in inventories and other factors (60 mmBOE in 2024 and 58.2 mmBOE in 2023).

	Subsidiaries and equity-accounted entities
(%)	2025	2024	2023
Proved reserves replacement ratio of subsidiaries and equity-accounted entities, all sources	162	113	67
Proved reserves replacement ratio of subsidiaries and equity-accounted entities, organic	167	124	69

Eni’s proved reserves as of December 31, 2025 totaled 6,885 mmBOE (liquids 3,055 mmBBL; natural gas 20,034 BCF). Eni’s proved reserves reported an increase from December 31, 2024 (up by 388 mmBOE, or approximately 6% from 2024) due to progress made in the year in exploring and developing new reserves and property acquisitions net of property sales.

Portfolio activities provided net negative additions of 34 mmBOE and comprised: (i) the sale of a 30% stake in the Baleine project in Côte d’Ivoire and the disposal of an asset in Congo (negative for 70 mmBOE); (ii) assets acquisition in Norway (via Vår Energi) and in the United Kingdom (through Ithaca Energy) as well as additional interest in Touat in Algeria and in Bonga in Nigeria (overall positive for 36 mmBOE).

All sources additions to proved reserves booked in 2025 were 1,019 mmBOE; of which 856 mmBOE came from Eni’s subsidiaries, while 163 mmBOE from Eni’s equity-accounted entities.

The net effect of price changes was a negative 12 mmBOE in 2025 (of which a net positive revision of 9 mmBOE recorded at Eni’s subsidiaries and a net negative revision of 21 mmBOE recorded at Eni’s equity-accounted entities) due to a lower Brent crude oil reference price used in the reserve estimation process of 70 $/barrel in 2025, compared to 81 $/barrel used in 2024. This price change led to the removal of reserves which have become uneconomical in the 2025 scenario (negative revision of 51 mmBOE) and net lower reserves entitlements under PSA contracts (positive revision of 39 mmBOE).

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

The all sources reserves replacement ratio reported by Eni’s subsidiaries and equity-accounted entities was 162% in 2025 (113% in 2024 and 67% in 2023). The organic reserves replacement ratio was 167% in 2025 (124% in 2024 and 69% in 2023) which excluded sales and purchases of minerals-in-place.

The all sources reserve replacement ratio during the three-year period ended December 31, 2025, which included a net decrease of 113 mmBOE related to sales and purchases, was 115%.

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

The average reserves life index of Eni’s proved reserves was 10.9 years as of December 31, 2025, which included reserves of both subsidiaries and equity-accounted entities.

Eni’s subsidiaries

Eni’s subsidiaries added 856 mmBOE of proved oil and gas reserves in 2025. Additions comprised an increase of 323 mmBBL of liquids and of 2,797 BCF of natural gas. The breakdown of total additions to proved reserves was the following:

(i)                  new discoveries and extensions of 581 mmBOE mainly as a result of the progression of projects in the Kutei basin in Indonesia and in Sarb field in the United Arab Emirates;

(ii)                revisions of previous estimates were positive for 305 mmBOE. The main positive revisions were related to the licence renewals in Sinai Area in Egypt and in Zek Area in Algeria and the ongoing development activities in Baleine field in Côte d'Ivoire and the Lower Zakum field in the United Arab Emirates. The negative revisions were reported in Blacktip field in Australia and in the Adriatic Sea and offshore Sicily in Italy. Revisions also included net positive price effects of 9 mmBOE;

(iii)              improved recovery of 33 mmBOE were reported in Iraq and Côte d'Ivoire;

(iv)               purchase of minerals-in-place of 7 mmBOE and mainly related to increase of equity interest in the Bonga field in Nigeria (Eni’s interest from 12.5% to 15%); and

(v)                 sales of minerals-in-place of 70 mmBOE mainly due to the sale of the sale of 30% stake in the Baleine project in Côte d'Ivoire and of an asset in Congo.

Further information and explanations of significant changes with respect to each line item of the movements in net proved reserves are provided in “Item 18 – Notes to the Consolidated Financial Statement - Supplemental oil and gas information”.

Eni’s share of equity-accounted entities

Eni’s share of equity-accounted entities added 163 mmBOE of proved oil and gas reserves in 2025. Additions comprised an increase of 46 mmBBL of liquids and of 602 BCF of natural gas. The breakdown of total additions to proved reserves is the following:

(i)                  new discoveries and extensions of 52 mmBOE related to booking of reserves at the Vår Energi in Norway, Ithaca Energy in the United Kingdom and Azule Energy in Angola;

(ii)                revisions of previous estimates were positive for 82 mmBOE and mainly related to increase in Norway (through Vår Energi) and in Coral North and South in Mozambique. Revisions also included net negative price effects of 21 mmBOE;

(iii)              purchase of minerals-in-place of 29 mmBOE related to the Vår Energi assets in Norway, Ithaca Energy in the United Kingdom and the acquisition of additional stake in Touat field in Algeria.

Further information and explanations of significant changes with respect to each line item of the movements in net proved reserves are provided in “Item 18 – Notes to the Consolidated Financial Statement - Supplemental oil and gas information”.

Proved undeveloped reserves

Proved undeveloped reserves as of December 31, 2025 totaled 3,027 mmBOE. At year-end, proved undeveloped reserves of liquids amounted to 1,082 mmBBL and of natural gas amounted to 10,169 BCF, mainly concentrated in Africa and Asia. Proved undeveloped reserves of consolidated subsidiaries amounted to 805 mmBBL of liquids and 6,359 BCF of natural gas. The table below provide a summary of changes in total proved undeveloped reserves for 2025.

Subsidiaries and equity-accounted entities
(mmBOE)	2025
Proved undeveloped reserves as of December 31, 2024	2,787
Transfers to proved developed reserves	(370)
Extensions and discoveries	585
Revisions of previous estimates	23
Improved recovery	26
Portfolio	(24)
Proved undeveloped reserves as of December 31, 2025	3,027

During 2025, Eni matured 370 mmBOE of proved undeveloped reserves to proved developed reserves due to progress in development activities, production start-ups and project revisions. The main reclassifications to proved developed reserves related to the fields/projects in the following countries: Norway (through Vår Energi), the United Arab Emirates and Azule Energy in Angola.

For further information, please see the additional information on Oil & Gas producing activities required by the SEC in the “Item 18 - Notes to the consolidated financial statements”.

In 2025, capital expenditure amounted to approximately €10 billion to progress the development of PUDs.

Reserves that remain proved undeveloped for five or more years are a result of several factors that affect the timing of the projects development and execution, such as the complexity of development project in adverse and remote locations, physical limitations of infrastructures or plant capacity and contractual limitations that establish production levels. The proved undeveloped reserves that have remained undeveloped for five years or more at the balance sheet date amounted to 0.75 BBOE, decreasing from 2024, and are mainly related to the following projects where executions and developments activities are in progress:

(i)                  certain Libyan gas fields (0.45 BBOE) where production start-ups are planned according to the delivery obligations set forth in a long-term gas supply agreement currently in force;

(ii)                certain fields in the United Arab Emirates (0.15 BBOE); and

(iii)              other fields in Italy and Iraq (0.15 BBOE).

See also our discussion under the “Risk factors” section about risks associated with oil and gas development projects.

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

Eni is contractually committed under existing contracts or agreements to deliver in the next three years mainly natural gas to third parties for a total of approximately 624 mmBOE from producing assets located mainly in Algeria, Australia, Egypt, Ghana, Indonesia, Kazakhstan, Libya, Mozambique, Nigeria, Norway and Venezuela.

The sales contracts contain a mix of fixed and variable pricing formulas that are generally indexed to the market price for crude oil, natural gas or other petroleum products. Management believes it can satisfy these contracts from quantities available mainly from production of the Company's proved developed reserves. Production is expected to fully account of delivery commitments.

Eni has met all contractual delivery commitments as of December 31, 2025.

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

In 2025, oil and natural gas production available for sale averaged 1,594 KBOE/d (1,572 KBOE/d in 2024). Excellent project development performance was delivered in production start-ups and ramp-ups in Norway, Côte d'Ivoire, Mexico, Congo, Angola, Indonesia and Ghana. This was supplemented by excellent base business regularity. Offsetting these effects were mature fields declines and tail asset divestments closed in 2024 in Nigeria, Alaska, and Congo.

Liquids production (839 KBBL/d) increased by 56 KBBL/d, or approximately 7% from the full year of 2024. The organic growth in Côte d'Ivoire due to the start of Baleine Phase 2, Mexico, Angola and Norway was partly offset by divestments and mature fields declines.

Natural gas production (3,951 mmCF/d) decreased by 181 mmCF/d, or approximately 4% compared to the full year of 2024. The divestments and mature fields decline were partly offset by organic growth in Congo (Marine XII) and Indonesia (Merakes East) as well as at our satellites in Angola/Norway.

Sales volumes of oil and gas production were 566 mmBOE. The 16 mmBOE difference over production on available-for-sale basis (582 mmBOE in 2025) reflected mainly changes in inventory and other factors.

The tables below provide Eni subsidiaries and its equity-accounted entities’ production (annual volumes and daily averages), by final product marketed of liquids and natural gas by country and geographical area of each of the last three fiscal years.

Average daily production available for sale (a)

	2025 (b)			2024			2023 (c)
	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons
	(KBBL/d)	(mmCF/d)	(KBOE/d)	(KBBL/d)	(mmCF/d)	(KBOE/d)	(KBBL/d)	(mmCF/d)	(KBOE/d)
Eni consolidated subsidiaries
Italy	26	180	60	27	166	59	29	178	63
Rest of Europe	1	62	13	16	181	50	18	98	37
Netherlands	1	60	12	1	61	12
United Kingdom		2	1	15	120	38	18	98	37
North Africa	174	1,626	485	177	1,900	540	190	2,039	581
Algeria	57	232	101	56	253	104	62	249	110
Egypt	62	863	227	59	1,071	264	67	1,242	305
Libya	54	525	155	60	568	169	59	540	162
Tunisia	1	6	2	2	8	3	2	8	4
Sub-Saharan Africa	108	376	180	86	342	152	84	329	147
Congo	24	158	55	26	149	55	36	106	56
Côte d'Ivoire	39	38	47	17	12	20	4	1	4
Ghana	13	103	32	12	77	26	14	76	29
Nigeria	32	77	46	31	104	51	30	146	58
Kazakhstan	113	203	152	109	210	149	114	216	154
Rest of Asia	94	453	181	93	415	173	85	354	153
China							1		1
Indonesia	1	386	75	1	411	80	1	343	66
Iraq	31		31	28		28	23		23
Timor Leste		1			2	1		7	2
Turkmenistan	2	55	13	6		6	6		6
United Arab Emirates	60	11	62	58	2	58	54	4	55
Americas	62	33	68	59	30	64	68	45	76
Mexico	45	14	47	25	12	27	22	13	24
United States	17	19	21	34	18	37	46	32	52
Australia and Oceania		21	4		13	2		36	7
Australia		21	4		13	2		36	7
	578	2,954	1,143	567	3,257	1,189	588	3,295	1,218

Eni share of equity-accounted entities
Algeria		70	14		55	11
Angola	79	99	97	86	76	101	85	74	100
Mozambique	1	113	23	1	107	21	1	88	18
Norway	146	331	209	114	329	176	87	244	133
Tunisia	2		2	2		2	2		2
United Kingdom	25	95	43	6	24	11
Venezuela	8	289	63	7	284	61	5	279	58
	261	997	451	216	875	383	180	685	311

Total	839	3,951	1,594	783	4,132	1,572	768	3,980	1,529

(a) It excludes production volumes of hydrocarbons consumed in operations. Said volumes were 134, 135 and 127 KBOE/d in 2025, 2024 and 2023, respectively.
(b) Includes approximately 10 KBOE/d of production related to certain sanctioned joint‑venture partners.

(c) Effective January 1, 2023, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil equivalent = 5,232 cubic feet of gas (it was 1 barrel of oil 5,263 cubic feet of gas). The effect of this update on production was 5 KBOE/d in the full year 2023.

Annual production available for sale (a)

	2025 (b)			2024			2023 (c)
	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons
	(mmBBL)	(BCF)	(mmBOE)	(mmBBL)	(BCF)	(mmBOE)	(mmBBL)	(BCF)	(mmBOE)
Eni consolidated subsidiaries
Italy	9	66	22	10	61	21	10	65	23
Rest of Europe		23	4	6	66	19	7	36	13
Netherlands		22	4		22	5
United Kingdom		1		6	44	14	7	36	13
North Africa	64	593	177	65	695	198	69	744	211
Algeria	21	85	37	20	92	38	23	91	40
Egypt	23	315	83	22	392	97	24	453	111
Libya	20	191	56	22	208	62	21	197	59
Tunisia		2	1	1	3	1	1	3	1
Sub-Saharan Africa	39	137	65	32	125	56	31	120	54
Congo	9	57	20	10	54	20	13	39	20
Côte d'Ivoire	14	14	17	6	5	7	2		2
Ghana	5	38	11	4	28	10	5	28	11
Nigeria	11	28	17	12	38	19	11	53	21
Kazakhstan	41	74	56	39	77	54	41	79	56
Rest of Asia	35	165	66	34	152	63	31	129	56
China
Indonesia	1	141	27	1	150	29		125	24
Iraq	11		11	10		10	9		9
Timor Leste					1	1		3	1
Turkmenistan	1	20	5	2		2	2		2
United Arab Emirates	22	4	23	21	1	21	20	1	20
Americas	23	12	25	21	11	24	25	17	28
Mexico	16	5	17	9	4	10	8	5	9
United States	7	7	8	12	7	14	17	12	19
Australia and Oceania		8	2		5	1		13	3
Australia		8	2		5	1		13	3
	211	1,078	417	207	1,192	436	214	1,203	444

Eni share of equity-accounted entities
Algeria		25	5		20	4
Angola	29	36	36	31	28	37	31	27	36
Mozambique		41	8		39	8		32	7
Norway	53	121	76	42	120	64	32	89	49
Tunisia	1		1	1		1	1		1
United Kingdom	9	35	16	2	9	4
Venezuela	3	106	23	3	104	22	2	102	21
	95	364	165	79	320	140	66	250	114

Total	306	1,442	582	286	1,512	576	280	1,453	558

(a) It excludes production volumes of hydrocarbons consumed in operations. Said volumes were 48.8, 49.3 and 46.2 mmBOE in 2025, 2024 and 2023, respectively.
(b) Includes approximately 4 mmBOE of production related to certain sanctioned joint‑venture partners.

(c) Effective January 1, 2023, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,232 cubic feet of gas (it was 1 barrel of oil = 5,263 cubic feet of gas). The effect of this update on production expressed in boe was approximately 2 mmboe for the full year of 2024.

Volumes of oil and natural gas purchased under long-term supply contracts with foreign governments or similar entities in properties where Eni acts as producer were marginal in 2025 (17 KBOE/d and 33 KBOE/d in 2024 and 2023, respectively).

The tables below provide Eni subsidiaries and its equity-accounted entities’ average sales prices per unit of liquids and natural gas by geographical area for each of the last three fiscal years. In addition, Eni subsidiaries and its equity-accounted entities’ average production cost per unit of production are provided.

($)
2023
Consolidated subsidiaries	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
Oil and condensates, per BBL	67.76	72.77	72.10	81.79	72.71	80.19	75.30	54.02	74.87
Natural gas, per KCF	13.67	14.44	6.93	5.36	0.74	10.38	3.22	4.16	7.28
Total hydrocarbons, per BOE	69.80	74.31	48.60	60.51	54.01	69.03	68.89	22.11	56.23
Average production cost, per BOE	16.36	16.21	4.86	13.21	5.12	5.90	18.22	10.68	7.84
Equity-accounted entities
Oil and condensates, per BBL		79.33	18.00	75.26			67.62		76.60
Natural gas, per KCF		20.53	9.69	11.94			5.22		12.18
Total hydrocarbons, per BOE		88.95	19.31	72.12			30.76		71.32
Average production cost, per BOE		12.46	10.09	13.48			1.00		10.70
2024
Consolidated subsidiaries
Oil and condensates, per BBL	67.40	75.00	71.00	78.66	72.71	76.97	73.73		73.61
Natural gas, per KCF	11.73	10.20	6.78	5.75	0.89	11.09	3.20	4.38	7.24
Total hydrocarbons, per BOE	64.18	59.88	47.98	59.22	54.17	68.33	68.71	22.95	55.42
Average production cost, per BOE	17.67	19.22	5.31	12.02	5.58	6.73	18.49	29.33	8.37
Equity-accounted entities
Oil and condensates, per BBL		76.72	20.98	74.77			68.12		75.30
Natural gas, per KCF		12.99	7.45	9.95			5.30		9.48
Total hydrocarbons, per BOE		73.54	37.09	68.67			32.30		64.15
Average production cost, per BOE		11.23	7.81	15.03			1.10		10.71
2025
Consolidated subsidiaries
Oil and condensates, per BBL	57.73	70.41	60.94	68.24	62.14	66.41	62.90	54.01	63.51
Natural gas, per KCF	13.35	12.21	6.79	6.78	1.04	9.59	3.75	4.32	7.24
Total hydrocarbons, per BOE	64.73	64.58	45.12	56.04	47.27	59.61	58.90	23.22	51.36
Average production cost, per BOE	19.39	23.99	6.54	10.63	4.70	7.01	11.71	16.96	8.23
Equity-accounted entities
Oil and condensates, per BBL		66.80	34.60	65.20			56.91		65.76
Natural gas, per KCF		13.00	6.70	9.98			5.42		9.67
Total hydrocarbons, per BOE		67.21	34.99	61.00			31.96		59.40
Average production cost, per BOE		10.71	7.18	17.42			1.20		11.03

Development well activity

In 2025, a total of 303 development wells were drilled (79.1 of which represented Eni’s share) as compared to 217 development wells drilled in 2024 (57.3 of which represented Eni’s share) and 165 development wells drilled in 2023 (83.6 of which represented Eni’s share).

The drilling of 184 development wells (36.5 of which represented Eni’s share) is currently underway.

The table below summarizes the number of the Company’s net interest in productive and dry development wells completed in each of the past three years and the status of the Company’s development wells in the process of being drilled as of December 31, 2025. A dry well is one found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

	Net wells completed						Wells in progress at 31 Dec.
(units)	2025		2024		2023		2025
	Productive	Dry	Productive	Dry	Productive	Dry	Gross	Net
Italy			1.2		1.0		1.0	0.5
Rest of Europe	19.3		3.8		4.8		15.0	2.4
North Africa	23.8		21.3	0.5	39.4		14.0	4.9
Sub-Saharan Africa	8.7	0.1	9.2	0.5	5.6		61.0	11.9
Kazakhstan	1.8		1.2		2.0		2.0	0.6
Rest of Asia	18.4		13.4		22.9		90.0	16.2
Americas	6.0		6.2		6.9		1.0
Australia and Oceania	1.0				1.0
Total including equity-accounted entities	79.0	0.1	56.3	1.0	83.6		184.0	36.5

Exploration well activity

In 2025, a total of 42 new exploratory wells were drilled (16.8 of which represented Eni’s share), as compared to 37 exploratory wells drilled in 2024 (15.0 of which represented Eni’s share) and 39 exploratory wells drilled in 2023 (21.6 of which represented Eni’s share).

The overall commercial success rate was 37.9% (42.2% net to Eni) as compared to 12.5% (12.8% net to Eni) and 34.5% (38% net to Eni) in 2024 and 2023, respectively.

The following table summarizes the Company’s net interests in productive and dry exploratory wells completed in each of the last three fiscal years and the number of exploratory wells in the process of being drilled and evaluated as of December 31, 2025. A dry well is one found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. For further information on the ageing of suspended wells see “Item 18 - Note 12 to the Consolidated Financial Statements.”

	Net wells completed						Wells in progress at Dec. 31
(units)	2025		2024		2023		2025
	Productive	Dry	Productive	Dry	Productive	Dry	Gross	Net
Italy							1.0	0.6
Rest of Europe	0.9	2.3		1.9	0.1	0.4	70.0	18.6
North Africa	0.8	2.3	1.5	4.6	5.0	6.2	16.0	10.7
Sub-Saharan Africa		0.2	0.1		0.3	0.9	43.0	21.0
Kazakhstan				1.0
Rest of Asia	1.8			3.5	0.9	1.3	9.0	6.5
Americas						1.4	7.0	4.6
Australia and Oceania							1.0	0.3
Total including equity-accounted entities	3.5	4.8	1.6	11.0	6.3	10.2	147.0	62.3

Oil and gas properties, operations and acreage

In 2025, Eni performed its operations in thirty-three countries located in five continents. As of December 31, 2025, Eni’s mineral right portfolio consisted of 868 exclusive or shared rights of exploration and development oil and gas activities. Total acreage amounts to 205,562 square kilometers net to Eni (total acreage was 211,347 square kilometers net to Eni as of December 31, 2024). Developed acreage was 25,712 square kilometers and undeveloped acreage was 179,850 square kilometers net to Eni.

In 2025 new leases were purchased or awarded in Algeria, Egypt, Italy, Côte d'Ivoire, Norway and Tunisia for a total increase in acreage of approximately 21,200 square kilometers. Relinquishment for the year related mainly to China, Congo, Cyprus, Egypt, Mozambique, Norway, Timor Leste, the United Arab Emirates and Vietnam covering an acreage of approximately 21,250 square kilometers. Interest increases were reported mainly in Indonesia, Italy, Tunisia and the United Kingdom for a total acreage of approximately 350 square kilometers. Partial relinquishment was reported mainly in Côte d'Ivoire, Egypt, Indonesia, Italy, Timor Leste, the United Arab Emirates and the United Kingdom for approximately 6,085 square kilometers.

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

The gross undeveloped acreages that will expire in the next three years are related to exploration leases, blocks, concessions in: (i) Rest of Europe, in particular in Cyprus, Albania, Netherlands, Norway and the United Kingdom; (ii) Rest of Asia, in particular in Indonesia, Timor Leste, Vietnam, Lebanon, Oman and the United Arab Emirates; (iii) North Africa, in particular in Egypt and Libya; (iv) Sub-Saharan Africa, in particular in Angola, Namibia, Congo, Ghana and Côte d'Ivoire; (v) Americas, in particular in Mexico; and (vi) Australia and Oceania, in particular in Australia. In most cases extension or renewal options are contractually defined and may or may not be exercised depending on the results of the studies and the planned activities. Management believes that a significant amount of acreage will be maintained following extension or renewal.

The table below provides certain information about the Company’s oil&gas properties. It provides the total gross and net developed and undeveloped oil and natural gas acreage in which the Group and its equity-accounted entities had interest as of December 31, 2025. A gross acreage is one in which Eni owns a working interest.

	December 31, 2024	December 31, 2025
	Total	Number of	Gross developed	Gross undeveloped	Total gross	Net developed	Net undeveloped	Total net
	net acreage (a)	interests	acreage (a) (b)	acreage (a)	acreage (a)	acreage (a) (b)	acreage (a)	acreage (a)
EUROPE	38,752	480	18,026	59,109	77,135	8,557	23,062	31,619
Italy	7,797	108	7,134	3,404	10,538	5,938	2,900	8,838
Rest of Europe	30,955	372	10,892	55,705	66,597	2,619	20,162	22,781
Albania	587	1		477	477		477	477
Cyprus	13,988	4		14,020	14,020		7,466	7,466
Netherlands	1,599	35	1,960	2,177	4,137	833	681	1,514
Norway	10,174	188	5,907	32,289	38,196	959	8,187	9,146
United Kingdom	4,607	144	3,025	6,742	9,767	827	3,351	4,178
AFRICA	73,926	284	44,877	231,695	276,572	12,110	76,478	88,588
North Africa	45,131	157	20,214	161,671	181,885	8,143	52,365	60,508
Algeria	8,095	78	10,858	48,717	59,575	4,240	17,069	21,309
Egypt	10,205	54	4,433	32,053	36,486	1,594	10,855	12,449
Libya	24,644	14	1,963	78,085	80,048	958	23,686	24,644
Tunisia	2,187	11	2,960	2,816	5,776	1,351	755	2,106
Sub-Saharan Africa	28,795	127	24,663	70,024	94,687	3,967	24,113	28,080
Angola	9,456	69	10,688	40,202	50,890	906	8,515	9,421
Congo	1,099	11	518	1,320	1,838	265	713	978
Côte d'Ivoire	9,007	12	1,309	11,874	13,183	676	10,084	10,760
Ghana	502	4	226	946	1,172	100	402	502
Mozambique	3,260	6	719	3,193	3,912	180	736	916
Namibia	1,145	1		5,386	5,386		1,145	1,145
Nigeria	4,327	24	11,203	7,103	18,306	1,840	2,518	4,358
ASIA	80,904	36	14,595	129,039	143,634	3,832	63,772	67,604
Kazakhstan	1,273	6	2,391	2,505	4,896	442	831	1,273
Rest of Asia	79,631	30	12,204	126,534	138,738	3,390	62,941	66,331
China	7
Indonesia	12,051	10	2,288	14,850	17,138	1,926	9,945	11,871
Iraq	446	1	1,074		1,074	446		446
Lebanon	610	1		1,742	1,742		610	610
Oman	9,037	2		11,256	11,256		9,037	9,037
Qatar	38	1		1,206	1,206		38	38
Timor Leste	4,140	2	83	4,032	4,115	33	3,528	3,561
Turkmenistan	180	1	200		200	180		180
United Arab Emirates	16,658	7	8,559	12,032	20,591	805	8,335	9,140
Vietnam	15,245	2		12,886	12,886		10,229	10,229
Other Countries (c)	21,219	3		68,530	68,530		21,219	21,219
AMERICAS	8,336	60	1,923	11,549	13,472	885	7,437	8,322
Mexico	3,336	10	67	5,165	5,232	67	3,269	3,336
United States	362	39	595	154	749	321	27	348
Venezuela	1,066	6	1,261	1,544	2,805	497	569	1,066
Other Countries	3,572	5		4,686	4,686		3,572	3,572
AUSTRALIA AND OCEANIA	9,429	8	328	15,394	15,722	328	9,101	9,429
Australia	9,429	8	328	15,394	15,722	328	9,101	9,429

Total	211,347	868	79,749	446,786	526,535	25,712	179,850	205,562
(a) Square kilometers.
(b) Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.
(c) Includes exploration acreage in Russia that are expected to be relinquished.

The table below sets forth, as of December 31, 2025 and by main producing countries in each geographic area, Eni’s producing assets, the year in which Eni’s activities started (for acquired assets, the year corresponds to the acquisition date) and the Eni’s participating interest in each asset. The table does not include the assets held by the joint ventures and associates. In particular: (i) in Angola, the Azule Energy joint venture (Eni's interest 50%) holds interests in 17 blocks (of which 9 exploration blocks) and also in the Angola LNG JV and one exploration license in Namibia; (ii) in the United Kingdom, the Ithaca Energy joint venture (Eni’s interest 35.92%) holds interests in 39 production fields, of which 10 operated, located in the North Sea; (iii) in Norway, the Vår Energi associate (Eni's interest 63.1%) holds interests in 190 licences; (iv) in Mozambique, the Mozambique Rovuma Venture SpA joint venture (Eni's interest 35.71%) is the operator of the Area 4 production licence; (v) in Venezuela, where the Cardon IV (Eni's interest 50%), PetroSucre (Eni’s interest 26%) and PetroJunin (Eni’s interest 40%) joint ventures holds interests in the Perla, Corocoro and Junin 5 production fields, respectively; (vi) in Tunisia, where operate the Société Italo Tunisienne d’Exploitation Pétrolière (Eni’s interest 50%) joint venture; and (vii) in Algeria, where operate the E&E Touat BV joint venture (Eni’s interest 66%).

ITALY	Adriatic and Ionian Sea: Cervia-Arianna (100%), Luna (100%), Barbara (100%), Emilio-Donata (100%), Clara NW (51%) and Hera Lacinia (100%)
(1926)	Basilicata Region: Val d'Agri (61%)
Sicily: Argo-Cassiopea (60%), Gela (100%), Giaurone (100%), Prezioso (100%) and Armatella (100%)

REST OF EUROPE
Netherlands	F3 (58.96%), G-blocks (from 33.7% to 60%), K2b-A (56.62%), K9ab-B (35.43%), L12-L15 (from 30% to 30.23%), L10/K12 (from 15.56% to 49.29%), L5 hub (from 59.50% to 60%), Q13a-A (50%) and K6-D (5.78%)
(2024)

NORTH AFRICA
Algeria (a)

Sif Fatima II (49%), Berkine South (75%),  Block 404-208 (17,5%), Zemlet El Arbi (49%), Ourhoud II (49%), Blocks 403a/d (100%), Block ROM North (35%), Blocks 401a/402a (100%), Block 403 (50%), Block 405b (75%), In Amenas (45.89%) and In Salah (33.15%)

(1981)
Egypt (a)(b)

Sinai (Abu Madi, Sinai 12 Leases - 100%), Ras el Barr (Ha'py and Seth - 50%), South Ghara (South Ghara, Hilal, Shoab Ali - 25%), Alam El Shawish (Assil, Karam, Barq-Bahga, Magd - 25%), Shorouk (Zohr - 50%), Nile Delta (Abu Madi West/Nidoco, El Qar'NE - 75%), Meleiha (76%), North Port Said (Port Fouad - 100%), Temsah (Tuna, Temsah e Denise - 50%), Southwest Meleiha (SWM, SWM-4 -75%), Baltim (Baltim North, Baltim East, Baltim South -50%), North El Hammad Offshore (Bashrush - 37,5%) ed East Obayed (Faramid - 75%)

(1954)
Libya (a)	Offshore contract areas: Area C (Bouri - 50%) and Area D (Block NC 41 - 50%)
(1959)	Onshore contract areas: Area A (former concession 82 - 50%), Area B (former concession 100/ Bu-Attifel and Block NC 125 - 50%), Area E (El-Feel - 33.3%) and Area D (Block NC 169 - 50%)
Tunisia	Adam (30%), Oued Zar (50%) and Djebel Grouz (50%)
(1961)

SUB-SAHARAN AFRICA
Congo	Néné-Banga Marine and Litchendjili (Block Marine XII, 65%), Kitina (52%) and Yanga Sendji (29.75%)
(1968)
Côte d'Ivoire	Baleine (47.25%)
(2015)
Ghana	Offshore Cape Three Points (44.44%)
(2009)
Nigeria(c)	OML 125 (100%) and OML 118 (15%)
(1962)

KAZAKHSTAN (a)	Karachaganak (29.25%) and Kashagan (16.81%)
(1992)

REST OF ASIA
Indonesia	Jangkrik (88.33%), Jangkrik North East (88.33%) Merakes (85%) and Merakes East (85%)
(2001)
Iraq	Zubair (41.56%)(d)
(2009)
United Arab Emirates	Lower Zakum (5%), Umm Shaif and Nasr (10%) and Area B - Sharjah (50%)
(2018)
Turkmenistan (2008)	Burun (90%)

AMERICAS
Mexico	Area 1 (100%)
(2019)
United States	Allegheny (100%), Appaloosa (100%), Pegasus (100%), Longhorn (75%), Devils Towers (100%), Triton (100%), Europa (32%), Medusa (25%), Lucius (14.45%), Frontrunner (37.5%) and Heidelberg (12.5%)
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

(c) As partners of Renaissance Africa Energy Company Limited JV (RAEC JV; ex SPDC JV), Eni holds a 5% interest in 18 blocks.
(d) Eni is leading a consortium of partners including Kogas and the national oil companies Missan Oil and Basra Oil within a Technical Service Contract as contractor.

The table below provides the number of gross and net productive oil and natural gas wells in which the Group companies and its equity-accounted entities had an interest as of December 31, 2025. A gross well is a well in which Eni owns a working interest. The number of gross wells is the total number of wells in which Eni owns a whole or fractional working interest. The number of net wells is the sum of the whole or fractional working interests in a gross well. One or more completions in the same borehole are counted as one well. Productive wells are producing wells and wells capable of production. The total number of oil and natural gas productive wells is 6,756.0 (2,120.4 of which represent Eni’s share).

Productive oil and gas wells at Dec. 31, 2025 (a)
(units)	Oil Wells		Natural gas Wells
	Gross	Net	Gross	Net
Italy	107.0	94.8	224.0	193.7
Rest of Europe	730.0	113.5	228.0	54.8
North Africa	1,916.0	823.5	459.0	186.5
Sub-Saharan Africa	1,518.0	164.2	134.0	13.0
Kazakhstan	168.0	45.2
Rest of Asia	995.0	304.2	68.0	25.4
Americas	196.0	92.3	9.0	5.3
Australia and Oceania			4.0	4.0

Total including equity-accounted entities	5,630.0	1,637.7	1,126.0	482.7

(a) Multiple completion wells included above: approximately 913 (240 net to Eni).

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

Eni’s exploration and production activities are regulated by PSA or similar scheme in Algeria, Angola, China, Congo, Egypt, Indonesia, Libya, Mexico, Mozambique, Timor Leste in the JPDA area, Turkmenistan, certain assets in Nigeria, and Kazakhstan.

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

Italy

Eni’s activities in Italy are mainly deployed in the Adriatic and Ionian Seas, the Central Southern Apennines and mainland and offshore Sicily. Eni operates 23 onshore and 43 offshore productive concessions. In 2025, Italy accounted for approximately 4% of Eni’s total worldwide production of oil and natural gas.

In 2025, 30% of Eni’s domestic hydrocarbon production came from fields in the Adriatic and Ionian Seas, 45% from the Central Southern Apennines and approximately 25% from Sicily.

In the gas assets of the Adriatic and Ionian Seas, activities concerned: (i) the production start-up of new wells in the Cervia Mare (the Cervia field) and Fauzia concessions; (ii) the installation of a new compressor facility in the Falconara gas treatment plant; (iii) optimization activities at the Antonella platform; and (iv) a plug-and-abandon campaign for no longer productive wells, including those for the Ravenna CCS project, is ongoing.

The activities of the year in the Val d'Agri Concession concerned: (i) the filing of “Variazione Programma Lavori” to the relevant authorities for the development program of the northerner part of the field; and (ii) production optimization actions to mitigate production decline.

Within the development program of the Argo Cassiopea project in the Sicilian offshore, the activities of the year concerned: (i) the completion of the Cassiopea onshore plants; and (ii) the “Variazione Programma Lavori” for the Gemini development project have been submitted to the relevant authorities. In addition, activities have been launched to assess exploration potential of the permit nearby to the Argo Cassiopea concession, including the Panda discovery.

The cancellation of the PiTESAI in 2024 brought the legislative mining right (Titoli minerari) back to the original text, allowing in 2025 the total or partial reassignment of 10 exploration permits and 3 extension applications.

In addition, in compliance with EU Regulation 2024/1787 on the methane gas emissions reduction in the energy sector, activities to quantify methane emissions were completed and reported to the Italian Authority MASE (Ministero dell’Ambiente e della Sicurezza Energetica). This included fugitive emissions monitoring by means of Leak Detection and Repair type 2 for each operational site as well as for shut-in and abandoned wells.

Rest of Europe

Eni’s operations in the Rest of Europe are mainly conducted in the United Kingdom through Ithaca Energy, Norway through Vår Energi and the Netherlands. In 2025, the Rest of Europe accounted for 17% of Eni’s total worldwide production of oil and natural gas.

Netherlands. The activities of the year concerned: (i) the Final Investment Decision (FID) of the L7-F gas development project, production start-up is expected in 2026; (ii) the drilling of the L10-M4 development well, with production expected in 2026.

Norway. In 2025, an additional participation stake was acquired in the Ekofisk producing project in the PL018F development license and thus Vår Energi’s interest increased to approximately 52% in the Greater Ekofisk Area. The transaction is subject to the necessary approvals.

During 2025, production start-up was achieved at: (i) the Johan Castberg oil field which includes the Skrugard, Havis and Drivis discoveries made between 2011 and 2014. The field will be producing for 30 years, with an expected production peak of 220 kbbl/d; (ii) the Balder-X oil field in Norwegian offshore with a peak production of about 80 kboe/d already reached during 2025; (iii) the Askeladd West gas field to ensure full capacity of the Hammerfest LNG plant in the next years.

Exploration activity yielded positive results with five commercial discoveries, in particular with: (i) the Vidsyn exploration well in the PL586 license in the Norwegian Sea; (ii) the Drivis Tubåen exploration well in the PL532 license in the Barents Sea nearby to the Johan Castberg field; (iii) the Goliat Ridge discoveries, adjacent to the Goliat producing field in the Barents Sea. Evaluation activities are underway for fast-track development; (iv) the F Sør exploration well in the PL090 license in the North Sea and of the Smørbukk Midt exploration well in the PL094 license in the Norwegian Sea, the latter already in production leveraging on the existing facilities in the area.

United Kingdom. During 2025, the farm-in agreements were completed in: (i) the Seagull field with acquisition of 15% interest and in the Cygnus field with an additional stake acquisition of 46%; (ii) the Tobermory gas discovery to acquire 50% interest in the West of Shetland basin.

Development activities concerned: (i) production start-up of additional wells at the Captain, Cygnus and Seagull producing fields; (ii) production optimization activities in the J-Area project; and (iii) the development program of the Rosebank project.

North Africa

Eni’s operations in North Africa are mainly conducted in Algeria, Egypt, Libya and Tunisia. In 2025, North Africa accounted for 31% of Eni’s total worldwide production of oil and natural gas.

Algeria. In 2025, Eni signed a petroleum contract with Sonatrach for the exploration and development of the Zemoul El Kbar area. The contract, with a duration of 30 years, covers a development and exploration area of about 4,200 square kilometers and includes neighboring assets previously under separate contracts. This new agreement follows the recent award, in the context of 2024 Algeria Bid Round, of the Reggane II block to Eni in partnership with PTTEP.

During the year, an additional stake in the Touat license was acquired, increasing Eni's interest to 42.9%.

Development activities mainly concerned the start-up of new producing wells and production optimization activities by means of workover program and plant upgrading of existing facilities.

Egypt. In 2025, Eni signed agreements with Cyprus and Egypt counterparties to develop gas reserves of the Block 6 offshore Cyprus, to be exported to international markets through Eni’s existing facilities located in Egypt. The agreements are an important milestone on the path to the sanctioning of the project, and they foresee treatment and liquefaction through the processing plants facilities of the Zohr field and the liquefaction capacity at the Damietta LNG plant.

Development activities mainly concerned: (i) production optimization and drilling activities in the Mediterranean offshore; and (ii) ongoing construction activities of the gas plant in the Western Desert area as provided by the development plan.

In 2025, Zohr production was optimized through activities of reservoir and network management. The drilling campaign performed in 2025 was successfully executed and new optimization opportunities are under definition for 2026.

The rights of Eni to produce at the Zohr Development Lease will expire in 2037.

Eni holds interest in the Damietta liquefaction plant with a capacity of 5.2 mmtonnes/y of LNG associated to approximately 283 bcf/y of feed gas.

Exploration activity yielded positive results in the Western Desert concessions. The discoveries were already put into production and achieving production ramp-up in the area.

Libya. In 2025, Libya represented approximately 10% of the Group’s total production. In 2025, a relatively more stable sociopolitical environment than in previous years, allowed continuity to production operations and to develop projects sanctioned in 2023. Despite those developments, going forward, management continues to monitor Libya's geopolitical situation which is recognized as a source of risk and uncertainty to Eni's operations in the Country and related Group’s financial results. For further information on this matter, see “Item 3 – Risk factors – Political considerations”.

The rights of Eni to produce at its assets in Libya will expire in 2038 for Contract Areas C, in 2042 for Contract Area E, in 2043 for Contract Areas A, B and D-producing fields, in 2062 for Area D-new developments (A&E Structures).

Development activities mainly concerned: (i) in the Sabratha Compression project to support current production of the Bahr Essalam field, offshore activities advanced with the installation of the compression unit in the Sabratha platform; (ii) the Bouri Gas Utilization Project is ongoing as provided for the development plan, with start-up expected in 2026; and (iii) the drilling activities at the A&E Structures project as well as the construction activities of the Structure A platform were started.

In February 2026 Eni was awarded the O1 offshore exploration license through a consortium with another partner. Eni will be the operator.

Exploration activities yielded positive results in March 2026 with the Bahr Essalam South 2 (BESS 2) and Bahr Essalam South 3 (BESS 3) offshore discoveries. Their proximity to the Bahr Essalam field will ensure a fast-track development through tie-back to existing production facilities.

Tunisia. In 2025, Eni was awarded a 35% stake in the Sabeh concession.

The activities of the year mainly concerned: (i) the development activities of the Sabeh concession; (ii) a production optimization program in the Adam, MLD and El Borma concessions; and (iii) the start of development drilling activities in the Djebel Grouz concession.

Sub-Saharan Africa

Eni’s operations in Sub-Saharan Africa are conducted mainly in Congo, Côte d'Ivoire, Ghana, Mozambique, Nigeria and through Azule Energy in Angola and Namibia. In 2025, Sub-Saharan Africa accounted for 19% of Eni’s total worldwide production of oil and natural gas.

Angola. In 2025, Azule signed a farm-out agreement to sell its 20% stake in Block 14 and 10% in Block 14K/A-IMI. The transaction is subject to approval by the relevant authorities.

In the year, production started at the Agogo Integrated West Hub project, in block 15/06, offshore Angola. The project consists in the development of two fields, Agogo and Ndungu, with an expected production plateau of 180 kboe/d. In February 2026 full-field production start-up was achieved at the Ndungu field, just six months after Agogo FPSO first oil.

The development activities concerned: (i) The NGC (New Gas Consortium) project to develop the Quiluma and Maboqueiro fields. The project, the first non-associated gas development in the country, completed the installation and commissioning of two offshore production platforms as well as the gas and condensate treatment and export plant to the A-LNG plant. The estimated production plateau is approximately 330 mmCF/d and 18 kbbl/d of condensates. First gas production into plant was reached in February 2026; (ii) the Greater PAJ project to develop the southern area of the two operated blocks 31 and 31/21. The project’s final approval by the partners is expected in 2026.

The exploration activity yielded positive results: (i) with the first dedicated gas exploration well, Gajajeira-01; and (ii) in February 2026, with the Algaita-01 oil well in the offshore Block 15/06.

Congo. In March 2025, Eni and Vitol agreed on the economic terms of the possible farm-out of a 25% stake held by Eni in the Congo FLNG project. The closing of the transaction is subject to customary regulatory approvals and other conditions.

During the year, Eni closed the divestment of onshore producing licenses in the country, in line with strategy of rationalizing the upstream portfolio.

Inaugurated the new Yasika logistics platform, a strategic infrastructure within the Phase 2 development program of the Congo LNG project. The platform supports the operations for the two floating liquefaction units: Tango FLNG (0.6 mmtonnes/year), which began production in December 2023, and Nguya FLNG (2.4 mmtonnes/year), with production start-up achieved at the end of 2025, marking the completion of the Phase 2 to enhance the gas potential of the Marine XII permit and to increase the production capacity to 3 MTPA.

Côte d'Ivoire. Within Eni's strategy of optimizing its upstream portfolio by accelerating the monetization of exploration discoveries through the divestment of equity stakes, in September 2025 Eni finalized the sale of a 30% stake in the Baleine project to Vitol and in January 2026 Eni signed a binding agreement with SOCAR, the State Oil Company of the Republic of Azerbaijan, for the sale of an additional 10% stake in the project.

In October 2025, Eni signed an exploration contract for the CI-707 offshore block, geologically continuous with the nearby CI-205 block, where Eni announced the discovery of Calao in March 2024. This proximity offers an opportunity for future synergistic developments.

The development activities of the year included: (i) the completion of the Phase 2 project at the Baleine field; and (ii) the Phase 3 concept definition activities of the Baleine development program. The final investment decision (FID) is expected to be sanctioned in 2026. The Phase 3 project provides for increasing production capacity to an expected peak of 150 kbbl/d and approximately 200 mmCF/d of associated gas for domestic needs.

Exploration activity yielded positive results: (i) with the drilling of the Cachalot-1X well, which confirmed the eastern extension of the Baleine field; and (ii) in February 2026, with the offshore Murene South-1X gas and condensate well in the Block CI-501 (Eni operator with a 90% interest).

Ghana. In September 2025, Eni and its Offshore Cape Three Points (OCTP) project partners, Vitol and the Ghana National Petroleum Corporation (GNPC), signed a Memorandum of Intent with the Government of Ghana, finalized to the country’s oil and gas production increase and new sustainable initiatives. The collaboration focuses also on the evaluation of exploration activities and the new potential development of the Eban-Akoma field. In particular, the development project provides for the linkage to the existing facilities in the OCTP permit operated by Eni and was submitted for approval by the country's authorities at the end of 2025.

Development activities of the year mainly concerned the OCTP producing permit: (i) workover activities at the wells of the Sankofa East field; (ii) the debottlenecking activities of the non-associated gas system were completed and thus increasing capacity; and (iii) tenders were launched for awarding contracts of the linkage of the new GyeNyame non-associated gas well to existing FPSO.

Exploration yielded positive results with the Eban 2A well and thus marking the close of the appraisal campaign Eban-Akoma field in the Cape Three Points 4 block with the formalization to the Government.

Mozambique. Eni has been present in Mozambique since 2006, following the award of the exploration license of the offshore Area 4 Block where the discovery of Mamba and Coral are located. Following two separate transactions closed respectively in 2013 and in 2017, Eni retains a 25% indirect interest in the Area 4 concession.

In 2017, the concessionaries of Area 4 achieved the Final Investment Decision (FID) to develop the reserves of the Coral discovery, sanctioning the Coral South project, currently in production. The Coral Sul Floating Liquefied Natural Gas (FLNG) vessel is designed to treat, liquefy the gas and to store and export the LNG, with a capacity of approximately 3.4 mmtonnes/y of LNG, produced through six subsea wells.

In October 2025, Eni and its partners reached the Final Investment Decision (FID) to develop the Coral North FLNG project which will put in production the gas volumes from the northern part of Area 4 Coral gas reservoir. In January 2026, the sail away of the Coral North floating LNG was achieved, fully in line with the project schedule, with 3.6 MTPA production capacity, bringing the country's total LNG production to 7 MTPA. The project will leverage Eni’s fast-track approach and expertise from the Coral South project and is expected to achieve start-up at the end of 2028.

Namibia. Exploration activity yielded positive results with the Sagittarius-1X gas and condensate well, the Capricornus-1X oil well as well as a further rich gas and condensate discovery at Volans-1X well. The appraisal campaigns planned in the Capricornus area and results of the production tests will be evaluated for possible integrated development projects.

Nigeria. In November 2025, Eni acquired an additional 2.5% stake in the Production Sharing Contract (PSC) OML 118, exercising its pre-emption right.

In March 2026, Eni signed an agreement between the Federal Government of Nigeria and Eni on the conversion of Oil Prospecting Licence 245 (OPL 245). The agreement includes the mutually satisfactory settlement of all claims related to OPL 245 and the discontinuation of the international arbitration proceeding; as a consequence, it allows the conversion of the existing license into two development licences, Petroleum Mining Leases (PML) 102 and 103, and two exploration licences, Petroleum Prospecting Leases (PPL) 2011 and 2012, to Nigerian Agip Exploration Limited (NAE) as operator, alongside its partners Nigerian National Petroleum Company Limited (NNPC) and Shell Nigeria Exploration and Production Company Limited (SNEPCO).

The development activities of the year concerned the Bonga North project in the OML 118 block, which includes the linkage of new subsea wells to the existing FPSO.

Eni holds a 10.4% stake in Nigeria LNG Ltd, which owns and runs the Bonny natural gas liquefaction plant in the Eastern Niger Delta. The plant has a production capacity of 22 mmtonnes/y of LNG associated, corresponding to approximately 1,270 BCF/y of feed gas. The natural gas supplies to the plant are currently provided under a gas supply agreement from the RAEC JV (ex SPDC JV), TEPNG JV and Oando Energy Resources Nigeria Limited JV. The volumes treated by the plant during 2025 amounted to approximately 830 BCF. LNG production is sold under long-term contracts in the United States, Asian and European markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Ltd and is sold FOB by means of the fleet owned by third parties.

Kazakhstan

Eni’s operations in Kazakhstan are performed at the Kashagan and the Karachaganak oilfields. In 2025, Kazakhstan accounted for 10% of Eni’s total worldwide production of oil and natural gas.

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

In 2025, production at the Kashagan field averaged 67 KBBL/d of liquids and 62 mmCF/d of natural gas net to Eni. The liquid production is stabilized at the Bolashak plant and then marketed. Gas production is partly processed and sold to the national oil company, while the raw gas volumes (approximately 50%) is re-injected in the reservoir.

Development plans envisage a phased increase in the production capacity. The first development phase provides for a progressive increase up to 450 kbbl/d. The activities, sanctioned in 2020, include the upgrading of management capacity of associated gas by means of: (i) increasing gas reinjection capacity by upgrading existing facilities, which was completed in 2022; and (ii) installation of a new onshore treatment unit operated by a third party, currently under construction, for the remaining part of associated gas volumes.

Management believes that significant capital expenditure will be required in case the partners of the venture would sanction a second development phase and possibly other additional phases. Eni will fund those investments in proportion to its participating interest of 16.81%. However, taking into account that future development expenditures will be incurred over a long-term horizon, management does not expect any material impact on the Company’s liquidity or its ability to fund these capital expenditures.

Karachaganak. Located onshore in West Kazakhstan, Karachaganak is a liquid and gas field. Operations are conducted by the Karachaganak Petroleum Operating consortium (KPO) and are regulated by a PSA that expires in 2037. Eni and Shell are cooperators of the venture. Eni’s interest in the Karachaganak project is 29.25%.

In 2025, production of the Karachaganak field averaged 46 KBBL/d of liquids and 141 mmCF/d of natural gas net to Eni. This field is producing liquids from the deeper layers of the reservoir. The gas is delivered (about 45%) to the Russian gas plant of Orenburg; management believes this transaction does not violate the current sanction regime imposed to Russia following the military invasion of Ukraine.

The remaining gas volumes are utilized for re-injection in the higher layers of the reservoir and as fuel gas. Almost the entire liquid production is stabilized at the Karachaganak Processing Complex (KPC) and exported to Western markets through the Caspian Pipeline Consortium (Eni’s interest 2%) and the Atyrau-Samara pipeline, this latter also a new route opened in 2023 leading to Germany.

In 2025 activities progressed with the installation of a sixth compression unit, last development phase, sanctioned in 2022. Start-up is expected in 2026.

Rest of Asia

Eni’s operations in the Rest of Asia are mainly conducted in Indonesia, Iraq, Turkmenistan and the United Arab Emirates. In 2025, Eni’s operations in the Rest of Asia accounted for approximately 11% of its total worldwide production of oil and natural gas.

Indonesia. In November 2025, Eni signed an investment agreement with Petronas, Malaysian state-owned company, to establish a jointly controlled venture to combine the two partners’ gas-rich production and development assets of Indonesia and Malaysia. The new company will be a financially self-sufficient entity, able to generate operational and financial synergies to deliver one of the main players on the LNG market and plans to grow to 500 KBOE/d of production in the medium term. The transaction completion is subject to governmental, regulatory, and partner approval.

In May 2025, gas production start-up was achieved at the Merakes East field, in East Sepinggan block (Eni operator with an 85% interest) in the Kutei basin, offshore Indonesia, with initial rate of approximately 18 KBOE/d to Eni’s production.

In the year development activities concerned: (i) the definition of integrated project of the Geng North and Gehem fields within the North Hub development, in the Kutei area. These fields will be put into production by means of subsea wells, flowlines and a new FPSO. Natural gas will be treated by the FPSO and will be carried to onshore facilities linked to the East Kalimantan pipeline network. The production will be delivered to the Bontang LNG plant and exported; a part of gas production will be destined to fulfil domestic needs. The condensates production will be stabilized and stored by the FPSO and then lifted; (ii) the definition of the Gendalo and Gandang gas project (South Hub). The development program of two fields provides for the drilling of new subsea wells and the tie-back connection to existing facilities of the Jangkrik production fields; and (iii) the execution of the Maha project where two new subsea wells will be put into production by means of tie-back connection to existing facility of Jangkrik field.

In March 2026, Eni achieved the Final Investment Decisions (FIDs) for the Gendalo and Gandang gas project (South Hub) and for the Geng North and Gehem fields (North Hub), only 18 months after the approval of the Projects of Development (PODs) in 2024.

Exploration activities yielded positive results with: (i) the Konta-1 well in the Muara Bakau block with a significant gas and condensates discovery where a production test has been successfully performed. This discovery is nearby existing facilities of the Jangkrik production field, providing significant synergies for the development; and (ii) the Kadal-1 gas well in the East Ganal block (Eni’s interest 100%), with an option for a development program in synergy with the Maha project.

Iraq. Activities comprised the execution of an additional development phase of the ERP (Enhanced Redevelopment Plan) at the Zubair field. Main facilities have already been installed. Ongoing development activities include programs to expand water availability to maintain adequate reservoir pressurization in the long term and to increase water treatment and re-injection capacity. In particular, at the end of 2025 it has been initiated the phased start-up of the Zubair Mishrif Expansion project. This project includes four oil treatment units for a total capacity of 200 KBOE/d to ensure the replacement of existing production facilities and an additional water injection capacity of 750 KBOE/d.

In addition, a program to achieve technical zero flaring by 2027 is being implemented.

The field reserves will be progressively put into production by drilling additional productive wells over the next few years and by means of the collection facilities expansion and the completion of the water reinjection wells.

Turkmenistan. Development activities mainly concerned: (i) the drilling of nine infilling and peripheral wells; and (ii) the conversion of five wells to water injectors to maximize hydrocarbon recovery.

United Arab Emirates. In June 2025, the new Production Concession license of the offshore Block 2 to develop the Waset field (Eni's interest 28%) was approved by the country's Authority.

Activities of the year mainly concerned: (i) the development program of the Ghasha offshore concession (Eni's interest 10%) to put into production the Dalma, Hail and Ghasha fields. In particular, the Dalma Gas project is being finalized while activities progressed at the Hail & Gasha project, sanctioned in 2023, according to the development plan; and (ii) ongoing development activities to support the increasing production at the Lower Zakum and Um Shaif/Nasr concessions.

Americas

Eni’s operations in Americas are conducted mainly in Mexico, United States and Venezuela. In 2025, Eni’s operations in the Americas area accounted for approximately 8% of its total worldwide production of oil and natural gas.

Mexico. In 2025 Eni started the relinquishment of the Area 14 and Area 28 licenses in line with strategy of rationalizing the upstream exploration portfolio. Formalization process by the relevant Authorities is ongoing. Development activities of the Area 1 producing project concerned: (i) the drilling of five development wells; and (ii) ongoing infilling program to optimize hydrocarbons recovery

United States. Activities of the year concerned production optimization at the Devil’s Tower operated field and at the Lucius and Europa non-operated fields.

Venezuela. In 2025, Eni’s production of oil and natural gas averaged 63 KBOE/d and accounted for approximately 4% of Eni’s total production.

The political and economic crisis in Venezuela continued for years, influenced by the sanctions imposed by the US on exports crude oil targeting the Venezuelan government and the State oil Company PDVSA. Eni’s activities in the Country include the Perla offshore gas field, operated by the local joint venture Cardón IV SA, equally participated by Eni and other international oil company, where equity volumes of natural gas supplied to the national oil company of Venezuela. Other petroleum interests held by Eni in the Country comprise oil licenses in the Orinoco Belt, operated under the “Empresa Mixta” regime, where production is declining and their carrying amounts were fully impaired in prior years. Eni is exposed to credit exposure to recover its investment in Cardón IV due to the financial difficulties of PDVSA following the U.S. sanctions regime in force through 2025. However, in early 2026 certain developments were recorded in the relations between Venezuela and the United States, which are expected to improve the outlook for the country’s oil sector. These developments could, compared with the past, partially mitigate the uncertainty of the operating environment in relation to the recovery of Eni’s trade receivables from the state-owned oil company PDVSA and may give rise to potential business opportunities, subject to the evolution of the relevant regulatory and operating conditions. At the end of January 2026, the National Assembly approved a partial reform of the Organic Hydrocarbons Law which includes the renegotiation of existing oil contracts in relation to the Empresa Mixta regime, a new taxation system, and the proposal to strengthen legal safeguards for investment by introducing the possibility of resorting to independent mediation and arbitration mechanisms. In addition, the USA Authority issued “general licenses” enabling operations in the oil and gas sector in Venezuela by certain U.S. and European oil companies. Particularly significant is General License 50A, which broadly authorizes Eni to carry out transactions in the oil and gas sector in Venezuela that would otherwise be prohibited under the Venezuelan sanctions program (including those involving the Government of Venezuela, PDVSA, and its subsidiaries). These developments enhance the credit recovery outlook compared to the early scenario characterized by the US sanction regime on Venezuelan oil and gas sector.

For further information see Item 3 – Risk Factors and Item 18 - Notes on Consolidated Financial Statements.

Australia and Oceania

Eni’s operations in Australia and Oceania are mainly conducted in Australia.

Australia. Activities for the year concerned engineering studies for the development program of the Petrel field (Eni’s interest 100%, following acquisition of stake held by third parties closed in December 2025) located in the WA-6-R and NT/RL1 offshore blocks near to the Blacktip facilities where it will be linked. The project includes the drilling of two wells, the construction and installation of a platform and natural gas transport facility.

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

Global Gas & LNG Portfolio

Global Gas & LNG Portfolio engages in the wholesale activity of supplying and selling natural gas via pipeline and LNG, and the international transport activity. It also comprises gas trading activities targeting both hedging and stabilizing the Group’s commercial margins and optimize the gas asset portfolio. In 2025, Eni’s worldwide sales of natural gas amounted to 43.72 BCM. Sales in Italy amounted to 21.00 BCM, while sales in European markets were 18.73 BCM that included 0.91 BCM of gas sold to certain importers to Italy.

The business results of operations in 2025 and its strategy are described in “Item 5 – Group results of operations” and “Item 5 – Management’s expectations of operations.”

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

In 2025, Eni subsidiaries’ total supply of natural gas was 43.92 BCM, decreased by 7.13 BCM, or 14% compared to 2024. Gas volumes supplied outside Italy (38.73 BCM from consolidated companies), imported in Italy or sold outside Italy, represented approximately 89% of total supplies, decreased by 4.66 BCM, or 10.7% compared to the previous year, due to lower volumes purchased in Russia (down by 6.19 BCM), in Qatar (down by 1.76 BCM), in Libya (down by 0.45 BCM) and in the Netherlands (down by 0.40 BCM), partially offset by higher purchases in the UK (up by 0.44 BCM), in Indonesia (up by 0.42 BCM), in Congo (up by 0.25 BCM) and in Norway (up by 0.22 BCM). Supplies in Italy (5.19 BCM) reported a decrease of 32.2% from the full year 2024.

In 2025, gas supplies from Russia reduced to zero, decreasing by 6.19 BCM from the comparative period. In 2024 gas volumes were related to a long-term sale contract with Turkish company Botas, transported via the Eni-Gazprom jointly-operated Blue Stream pipeline through the Black Sea. This joint arrangement has expired at the end of 2025. Eni is evaluating the potential divestment of its interest in Blue Stream, which has minor contribution to the Group’s results and total assets.

The table below sets forth Eni’s purchases of natural gas by source for the periods indicated.

Natural gas supply	2025	2024	2023
	(BCM)
Italy (including LNG)	5.19	7.66	5.71
Outside Italy	38.73	43.39	44.34
Algeria (including LNG)	10.72	10.70	12.06
Norway	7.10	6.88	6.49
Indonesia (LNG)	2.28	1.86	1.56
the United Kingdom	1.67	1.23	1.42
the Netherlands	1.46	1.86	1.62
Qatar (LNG)	1.15	2.91	2.91
Libya	0.96	1.41	2.52
Congo (LNG)	0.70	0.45
Russia	0.00	6.19	6.16
Other supplies of natural gas	4.66	6.80	5.89
Other supplies of LNG	8.03	3.10	3.71
Total supplies of subsidiaries	43.92	51.05	50.05
Withdrawals from (input to) storage	(0.20)	(0.09)	0.54
Network losses, measurement differences and other changes	0.00	(0.08)	(0.08)
Volumes available for sale of Eni’s subsidiaries	43.72	50.88	50.51
Total volumes available for sale	43.72	50.88	50.51

Sales of natural gas

Eni is selling gas to wholesale markets in Italy and in a number of European countries. The wholesale market includes sales to large accounts (industrials and thermoelectric utilities) and on European spot markets.

In 2025, natural gas sales amounted to 43.72 BCM (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities), representing a decrease of 7.16 BCM, or 14.1% from the previous year. Sales in Italy (21.00 BCM) decreased compared to 2024, mainly due to lower volumes marketed in the wholesale sector and lower sales to hub. Sales in the European markets amounted to 17.82 BCM, decreased by 19.5% or 4.32 BCM from 2024 in particular in Turkey, following the termination of the gas sale contract on BlueStream at the end of 2024.

Sales to long-term buyers were 0.91 BCM, down by 27.8% compared to the previous year due to the lower availability of Libyan output.

Sales in the Extra European markets (3.99 BCM) increased by 0.91 BCM or 29.5% due to higher LNG volumes sold in the Asian markets.

The tables below set forth Eni’s sales of natural gas by principal market for the periods indicated.

Natural gas sales by geographical area	2025	2024	2023
	(BCM)
Worldwide gas sales	43.72	50.88	50.51
Italy (including own consumption)	21.00	24.40	24.40
Rest of Europe	18.73	23.40	23.84
Outside Europe	3.99	3.08	2.27

Natural gas sales by market	2025	2024	2023
		(BCM)
ITALY	21.00	24.40	24.40
Wholesalers	8.78	11.01	10.71
Italian gas exchange and spot markets	4.12	5.94	6.28
Industries	1.98	1.56	1.50
Power generation	0.55	0.51	0.52
Own consumption	5.57	5.38	5.39
INTERNATIONAL SALES	22.72	26.48	26.11
Rest of Europe	18.73	23.40	23.84
Importers in Italy	0.91	1.26	2.29
European markets	17.82	22.14	21.55
Iberian Peninsula	3.58	3.18	2.75
Germany/Austria	3.47	4.35	3.35
Benelux	5.30	3.63	3.75
United Kingdom/Northern Europe	1.67	1.23	1.42
Turkey	0.20	6.10	6.90
France	3.60	3.58	3.31
Other	0.00	0.07	0.07
Extra European markets	3.99	3.08	2.27
WORLDWIDE GAS SALES	43.72	50.88	50.51

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

LNG sales	2025	2024	2023
	(BCM)
Europe	8.1	6.7	7.3
Extra European markets	4.0	3.1	2.3
	12.1	9.8	9.6

International transport

Eni has transport rights on a large European network of integrated infrastructures for transporting natural gas, which links key consumption markets with the main producing areas (Algeria, the North Sea, including the Netherlands and Norway, and Libya). Eni has contracted the transport capacity under ship-or-pay contracts, which are similar to take-or-pay contracts.

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

 International transport activities

The TTPC pipeline, 740 kilometer long, is made up of two lines that are each 370-kilometers long with a transport capacity of 34.3 BCM/y and five compression stations. This pipeline transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline.

The TMPC pipeline for the import of Algerian gas is 775 - kilometers long and consists of five lines that are each 155-kilometers long with a transport capacity of 33.5 BCM/y. It crosses the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system.

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

The Blue Stream underwater pipeline (water depth greater than 2,150 meters) links the Russian coast to the Turkish coast of the Black Sea. This pipeline is 774 - kilometers long on two lines and has transport capacity of 16 BCM/y. It is part of a joint venture to sell gas produced in Russia on the Turkish market. Following the expiration of the joint arrangement, Eni is evaluating the potential divestment of its interest in Blue Stream, which has minor contribution to the Group’s results and total assets.

See "Risks in connection with escalating tensions in the Middle East and conflict between Russia and Ukraine" in the Risk factors section for further information.

Power

As part of its marketing activities in Italy, Eni engages in selling electricity on the Italian market principally on the open market. Supplies of electricity include both own production volumes through gas-fired, combined-cycle facilities and purchases on the open market.

Power sales in the open market

In 2025, power sales in the open market were 27.57 TWh, representing an increase of 3.8% compared to 2024 due to higher volumes marketed to the free market (up by 0.74 TWh) and to the power exchange (up by 0.40 TWh).

	2025	2024	2023
	(TWh)
Power generation sold	20.53	20.16	20.66
Trading of electricity (a)	7.04	6.39	6.64
Power availability	27.57	26.55	27.30

Power sales in the open market (b)	27.57	26.55	27.30
of which: sales to third parties	19.78	18.86	17.89

(a) Include positive and negative imbalances (differences between power introduced in the grid and the one planned).

(b) Data include intercompany sales.

Power generation

Enipower’s power generation sites are located in Brindisi, Ferrera Erbognone, Ravenna, Mantova, Ferrara and Bolgiano. As of December 31, 2025, installed operational capacity of Enipower’s power plants was approximately 5 GW. In 2025, thermoelectric power generation was 20.53 TWh, up by 0.37 TWh compared to 2024. Electricity trading (7.04 TWh) reported an increase of 0.65 TWh from 2024.

Site	Total installed capacity in 2025 (a)	Technology	Fuel
	(MW)
Brindisi	1,268	CCGT	gas
Ferrera Erbognone	1,052	CCGT	gas/syngas
Mantova	851	CCGT	gas
Ravenna	907	CCGT/Peaker	gas
Ferrara	785	CCGT	gas
Bolgiano	64	Power station	gas
Photovoltaic plants (b)	0.2	Photovoltaic	Photovoltaic
	4,926
(a) Data refer to 100% of the installed capacity.
(b) Managed by EniPower Mantova

Power generation		2025	2024	2023
Purchases
Natural gas	(mmCM)	4,204	4,078	4,144
Other fuels	(ktoe)	40	139	156
- of which steam cracking		17	71	85
Production
Electricity	(TWh)	20.53	20.16	20.66
Steam	(ktonnes)	5,867	6,761	6,981
Installed generation capacity (*)	(GW)	4.9	4.9	4.9

(*) Data refer to 100% of the installed capacity.

Capital expenditures

See “Item 5 – Liquidity and capital resources – Capital expenditures by segment”.

Enilive and Plenitude

Competitive trends in the industries where the Company operates

Enilive is facing strong competition in the marketing of fuels to retail customers due to low product differentiation and customers’ sensitivity to prices at the pump. We are making investments to upgrade our service stations and to expand our offer to include biofuels and other energy vectors. Those investments are intended to retain our customers and to improve profitability by leveraging on cross-selling opportunities and the growing customers’ needs of having more products and services bundled with the refuelling.

However, customers’ preferences may change very rapidly, and we are exposed to risks of losing customers and sales volumes in case our competitors adopt more aggressive pricing policies or more effective marketing strategies.

Plenitude engages in the supply of gas and electricity to customers in the retail markets mainly in Italy, France, Spain, and other countries in Europe. Those markets have been almost fully liberalized. Customers include households, large residential accounts (hospitals, schools, public administration buildings, offices) and small and medium-sized businesses. The retail market is characterized by strong competition among selling companies which mainly compete in terms of pricing and the ability to bundle valuable services with the supply of energy commodity. Due to the commoditized nature of the business, the ability of residential customers to switch smoothly from one supplier to another and a low level of customer loyalty, management expects competition to significantly affect the business going forward.

Enilive

Enilive is engaged in the supply of biofeedstock, processing and production of biofuels in Italy (Venice and Gela biorefineries) and in the United States, with a 50% interest in the Chalmette biorefinery. In addition, Enilive is engaged in the offer of smart mobility solutions, including Enjoy car sharing, and the marketing and distribution of a wide range of products, including biogenic fuels such as HVO (Hydrotreated Vegetable Oil), bio-LPG and biomethane, hydrogen and electricity, as well as other oil products such as fuels, bitumen, and lubricants. The business also deals with wholesale operators, consisting mainly of resellers, industrial companies, service companies, public bodies and municipal companies, condominiums, operators in the agricultural and fishing sectors.

The business results of operations in 2025 and its strategy are described in “Item 5 – Group results of operations” and “Item 5 – Management’s expectations of operations”.

	Ownership share	Capacity (2025)	Throughput (2025)
	(%)	(mmtonnes/y)	(mmtonnes/y)
Wholly-owned biorefineries
Venice	100	0.4	0.23
Gela	100	0.7	0.52

Partially owned biorefineries
Chalmette	50	0.55	0.41
Total biorefineries		1.65	1.16

Enilive fully owns two biorefineries in Italy, specifically in Venice and Gela.

In Venice biorefinery biofuels production started in June 2014 from the conversion of the existing oil-based refinery. The biorefinery has a processing capacity of 0.4 mmtonnes/y, leveraging the Ecofining™ proprietary technology to transform biofeedstock (both vegetable oil and waste and residues) in hydrotreated bio-fuels. Capacity is expected to be increased to 0.6 million tonnes/year with biojet production (SAF) by 2027.

Gela biorefinery is based on the EcofiningTM conversion technology, developed by Eni, capable of converting vegetable oils and feedstock consisting of waste and residues, such as used cooking oils and animal fats, into HVO. The specifics of the plant, with a capacity of 0.7 million tons/year, together with a strong supply strategy, allow HVO to be produced in compliance with recent regulatory constraints in terms of reducing GHG emissions throughout the product life cycle. A Biomass Treatment Unit (BTU) allows to expand the range of raw materials to be treated by the plant and to process waste and residues such as animal fats and used cooking oil, replacing palm oil since the end of 2022. In January 2025, the biorefinery started the production of Sustainable Aviation Fuel (SAF) with a capacity of 400,000 tonnes/year.

Enilive and PBF Energy Inc. (PBF) own a 50% interest joint venture in St. Bernard Renewables LLC (SBR), an operational biorefinery co-located with PBF's Chalmette Refinery in Louisiana (USA). The biorefinery started with a processing capacity of approximately 1.1 million tonnes/year of feedstock (waste and residues and vegetable oils) with full pre-treatment capabilities. It mainly produces HVO Diesel using the Ecofining™ process developed by Eni in collaboration with Honeywell UOP.

In August 2025, LG-Eni BioRefining, the LG Chem and Enilive joint venture, started construction works for the South Korea’s first hydrotreated vegetable oil (HVO) and Sustainable Aviation Fuel (SAF) production plant in Seoul. The plant is scheduled for completion in 2027 and will annually process approximately 400 ktonnes of renewable bio-feedstock.

In September 2025, Eni started the authorization process to convert selected units at the Sannazzaro de’ Burgondi (Pavia) refinery into a biorefinery. The project is intended to convert the existing Hydrocracker (HDC2) unit, using Ecofining™ technology and constructing a pre-treatment unit for waste and residues, used by Enilive to produce HVO biofuels. The new biorefinery will have a processing capacity of 550 ktonnes/year, with flexibility to produce SAF-biojet and HVO diesel.

In November 2025, Pengerang Biorefinery Sdn. Bhd., the joint venture between Petronas, Enilive and Euglena, started the development of a new biorefinery in Pengerang (Malaysia). The biorefinery with a yearly processing capacity of up to 650 ktonnes of renewable feedstock, is projected to produce Sustainable Aviation Fuel (SAF), Hydrogenated Vegetable Oil (HVO) and bio-naphtha.

In 2025, biorefinery throughputs were 1.16 mmtonnes, increasing by 0.04 mmtonnes compared to 2024 (up by 4%), thanks to higher throughputs at Venice and Gela than in 2024, which was impacted by planned maintenance shutdowns.

		2025	2024	2023
Bio throughputs	(ktonnes)	1,157	1,115	866
Sold production of biofuels		925	982	635
Average biorefineries utilization rate	(%)	78	74	72

Marketing

Enilive markets a wide range of refined petroleum products, primarily in Italy, through a widespread operated network of service stations, franchises, and other distribution systems.

The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

Oil products sales in Italy and outside Italy	2025	2024	2023
	(mmtonnes)
Italy
Retail	5.54	5.40	5.32
Wholesale	8.22	9.90	9.83
Other sales	2.61	2.27	2.71
Total sales in Italy	16.37	17.57	17.86
Outside Italy
Retail	2.27	2.30	2.20
Wholesale	2.90	2.86	2.73
Total sales outside Italy	5.17	5.16	4.93

TOTAL SALES	21.54	22.73	22.79

In 2025, sales of refined products (21.54 mmtonnes) decreased by 1.19 mmtonnes or 5.2% vs. 2024 as result of lower volumes marketed in Italy.

Retail sales in Italy

In 2025, retail sales in Italy were 5.54 mmtonnes, up by 0.14 mmtonnes or 2.6% vs. 2024, benefiting from higher volumes of gasoline and diesel sold. Average gasoline and gasoil throughputs (1,451 kliters) were down by 6 kliters vs. 2024 (1,457 kliters).

As of December 31, 2025, Eni’s retail network in Italy consisted of 3,982 service stations, higher by 57 units from December 31, 2024 (3,925 service stations), resulting from the positive balance between new openings and contract terminations (+62 units), partially offset by closures in the owned and leased network (-5 units).

Retail sales in the Rest of Europe

Retail sales in the Rest of Europe were 2.27 mmtonnes, a slight decrease from 2024 (-1.3%) as a result of lower volumes sold mainly in Austria, Germany, France, and Switzerland, partially offset by the improved performance of the distribution network in Spain. At December 31, 2025, Eni’s retail network in the Rest of Europe consisted of 1,312 units, decreasing by 17 units from December 31, 2024, mainly due to reductions registered in Austria and Switzerland. Average throughput (2,140 kliters) decreased by 39 kliters compared to 2024 (2,179 kliters).

Other businesses

Wholesale and other sales

Enilive is strongly present in the wholesale market in Italy, including sales of diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels as well as sales of fuel oil. Major customers are other oil companies, resellers, agricultural users, manufacturing industries, public utilities and transports, as well as final users (transporters, condominiums, farmers, fishers, etc.). Enilive provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Customer care and product distribution are supported by a widespread commercial and logistical organization presence throughout Italy articulated in local marketing offices and a network of agents and concessionaires.

In 2025, sales volumes on wholesale markets in Italy (8.22 mmtonnes) decreased by 17% from 2024, mainly due to lower product availability in specific geographical areas.

Wholesale sales outside Italy were 2.90 mmtonnes, up by 1.4% from 2024 particularly in France and Austria, partly offset by the reduction in Germany and Switzerland.

Other sales in Italy and outside Italy (2.61 mmtonnes) increased by 0.34 mmtonnes or up by 15%.

LPG

The LPG marketing activity in Italy is supported by production from Eni’s and Enilive’s refining system (bio-LPG), by product imports through the three coastal depots of Livorno, Naples, and Ravenna, and by Eni’s logistics network. Bottling is managed through five-year tolling contracts at third-party plants or at plants operated in Eni joint ventures. LPG is used as a fuel for heating systems as well as for automotive applications.

Lubricants

Enilive operates three plants for the production of finished lubricants in Spain, Germany, and the Far East, one of which is run in partnership. With a product range consisting of more than 650 different blends, Enilive boasts one of the highest levels of know-how internationally in the formulation of products for both automotive applications (engine oils, specialty fluids, and transmission oils) and industrial uses (lubricants for hydraulic systems, gears, industrial machinery, and metalworking).

In Italy, Enilive SpA is also active in the marketing of additives produced at Eni Industrial Evolution SpA’s lubricant additive manufacturing plant in Robassomero (Turin). Enilive distributes its products in more than 80 countries through subsidiaries, licensing agreements, and distributors.

Plenitude

Overall, Eni, through Plenitude, supplies around 10 million retail clients (gas and electricity) in Italy and Europe. In particular, clients located all over Italy are 7.9 million.

Gas demand

Eni operates in a liberalized market where energy customers are allowed to choose the gas supplier and, according to their specific needs, to evaluate the quality of services and offers.

Gas and power sales to retail and business customers

Gas sales by market	2025	2024	2023
	(bcm)
ITALY	3.64	3.83	4.11
Retail	2.62	2.71	2.91
Business	1.02	1.12	1.20
INTERNATIONAL SALES	1.65	1.68	1.95
European markets:
France	1.22	1.29	1.54
Greece	0.30	0.26	0.26
Other	0.13	0.13	0.15
RETAIL AND BUSINESS GAS SALES	5.29	5.51	6.06

In 2025, retail and business gas sales, in Italy and European markets, amounted to 5.29 BCM, down by 0.22 BCM or 4% from 2024. Sales in Italy amounted to 3.64 BCM, a decrease of 5% (down by 0.19 BCM) compared to 2024, as a result of lower number of gas customers.

Sales in the European markets were 1.65 BCM, decreasing by 1.8% (down by 0.03 BCM) compared to 2024. Lower volumes were marketed mainly in France.

In Europe, Plenitude operates through the subsidiaries Eni Plenitude France S.A.S. (100% Plenitude interest) in France, Gas Supply Company of Thessaloniki (100% Plenitude interest) in Greece, Adriaplin doo (51% Plenitude interest) in Slovenia and Eni Plenitude Iberia SLU (100% Plenitude interest) in Spain and Portugal.

In 2025, retail and business power sales to end customers, managed by Plenitude and its subsidiary companies in France, Greece and Iberian Peninsula, amounted to 18.63 TWh, an increase of 2% from the full year 2024, benefitting from increasing volumes sold in the domestic market.

Renewables

Eni is engaged in the renewable energy business (solar and wind) aiming at developing, constructing and managing renewable energy producing plants.

Eni’s targets in this business will be reached by leveraging on an organic development of a diversified and balanced portfolio of assets, integrated with selective asset acquisitions, as well as projects and national and international strategic partnerships.

	2025	2024	2023
	(TWh)
Energy production sold from renewable sources	5.63	4.67	3.98
of which: photovoltaic	3.29	2.55	1.74
wind	2.34	2.12	2.24
of which: Italy	1.45	1.45	1.53
outside Italy	4.18	3.22	2.45

Energy production from renewable sources amounted to 5.63 TWh in 2025 (of which 3.29 TWh photovoltaic and 2.34 TWh wind) up by 0.96 TWh, or 21% compared to 2024.

The increase in production compared to the previous year benefitted mainly from the start-up of organic projects and the contribution from acquired assets.

	2025	2024	2023
	(gigawatt)
Total installed capacity from renewables at period end	5.8	4.1	3.0
of which: - photovoltaic (including installed storage capacity)	74%	71%	64%
- wind	26%	29%	36%

	2025	2024	2023
	(gigawatt)
Italy	1.1	1.0	1.0
Outside Italy	4.7	3.1	2.0
United States	1.7	1.7	1.3
Spain	1.6	0.8	0.4
Other (Australia, France, Germany, Greece, Kazakhstan, UK)	1.4	0.6	0.3
TOTAL INSTALLED CAPACITY (INCLUDING INSTALLED STORAGE CAPACITY) *	5.8	4.1	3.0

* Installed storage capacity amounted to 272 MW, 221 MW and 21 MW in the 2025, 2024 and 2023, respectively.

At the end of 2025, the total installed capacity for the generation of energy from renewable sources amounted to 5.8 GW (100% Plenitude and including the storage capacity), up by 1.7 GW vs 2024 reflecting the organic development in Spain, the UK, Greece, Italy and Kazakhstan as well as the acquisitions in France and the USA.

E-mobility

On the back of a mobility market experiencing a constant increase in the number of electric vehicles in circulation in Italy and in Europe, Plenitude disposes one of the largest and most widespread networks of public charging infrastructure for electric vehicles.

As of December 31, 2025, there are 22.8 thousand charging points distributed throughout Europe, in particular in Italy, France, Germany, Austria and Switzerland.

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

Eni’s chemical business is exposed to strong competition from well-established international players and state-owned petrochemical companies, considering the commoditized nature of most of the market segments where Eni’s chemicals business operates (such as the production of basic petrochemical products), whose demand is a function of macroeconomic growth. Many of these competitors based in the Far East and the Middle East have been able to benefit from cost economies due to larger plant scale, wide geographic moat, availability of cheap feedstock, lower energy prices and proximity to end markets. Petrochemical producers based in the United States have regained market share, as their cost structure has become competitive due to the availability of cheap feedstock deriving from the production of domestic shale gas from which ethane is derived, which is a cheaper raw material to produce ethylene than the oil-based feedstock utilized by Eni’s petrochemical subsidiaries. Finally, the running of petrochemicals operations in Europe is less competitive than other geographies due to relatively higher energy costs and environmental liabilities, as well as a growing consumers’ preference towards replacing single-use plastics with more sustainable packaging. The weak fundamentals of Eni’s mostly commoditized segments make them more sensitive to the cyclical nature of the industry and overcapacity.

In order to reduce Versalis’ exposure to basic chemicals Eni is implementing a transformation and upgrading plan with the aim to recover profitability. An investment plan is currently being executed to develop new chemical platforms in high value downstream activities such as renewables, circular and specialized products, while restructuring efforts are addressing exposure to basic chemicals. As part of the plan, during 2025, the two loss-making cracking units at Priolo and Brindisi were shut down indefinitely.

Refining

In 2025, the Standard Eni Refining Margin reported an average of 7.3 $/barrel vs. 5.1 $/barrel reported in the comparative period. Refining margins increased driven mainly by more favorable middle distillate crack spreads leveraged by supply disruptions (outages and geopolitical risk) against a backdrop of refinery closures in the Atlantic Basin.

Supply

In 2025, a total of 16.64 mmtonnes of crude were purchased for the directly supplied refineries by Eni (compared with 16.22 mmtonnes in 2024), of which 2.80 mmtonnes were by equity crude oil. The breakdown by geographic area was the following: 28% of purchased crude came from Central Asia, 26% from North Africa, 9% from West Africa, 8% from the Middle East, 8% from Italy, 4% from the North Sea, and 17% from other areas.

Refining

In 2025, Eni refinery capacity (balanced with conversion capacity), excluding Adnoc equity-accounted refinery, was approximately 22.2 mmtonnes (equal to 444 KBBL/d), with a conversion index of 53%. The conversion index is a measure of refinery complexity. The higher the index, the wider the range of crude qualities and feedstock that a refinery is able to process thus enabling refineries to benefit from the cost economies arising from the discount – versus the benchmark – at which certain qualities of crude (particularly the heavy ones) may be supplied. Eni’s 100% owned refineries have a balanced capacity of 14.2 mmtonnes (equal to 284 KBBL/d), with a 55% conversion index. In 2025, Eni’s refinery throughputs in Europe on own account were 16.56 mmtonnes. The average refinery utilization rate, ratio between throughputs and refinery capacity, is 80%.

Refining system in 2025
		Ownership share	Capacity (2025)
		(%)	(KBBL/d)
Italy
Sannazzaro	subsidiary	100	180
Taranto	subsidiary	100	104
Livorno*	subsidiary	100
Milazzo	joint-operation	50	100
Outside Italy
Germany**
Vohburg/Neustadt (Bayernoil)	joint-operation	20	41
Schwedt	equity-accounted	8.33	19
United Arab Emirates
Adnoc Refinery	equity-accounted	20	163
Total			607
* Traditional processing operations were shut down in order to convert the plant into a biorefinery.
** Results of the refining activities in Germany are reported within Enilive business.

Italy

Eni’s refining system in Italy is composed of the wholly-owned refineries of Sannazzaro, Livorno and Taranto, as well as its 50% stake in the Milazzo refinery in Sicily. Eni’s refineries operate to maximize asset value according to market conditions and the integration with marketing activities.

The Sannazzaro refinery has a balanced capacity of 180 KBBL/d and a conversion index of 54%. Located in the Po Valley, in the center of Northern Italy, Sannazzaro is one of the most efficient refineries in Europe. The high flexibility and conversion capacity of this refinery allows it to process a wide range of feedstock. The main equipment in the refinery is: two primary distillation columns and two associated vacuum units, three desulphurization units, a fluid catalytic cracker (FCC), two hydrocrackers (HdC), two reforming units, a gasification producing a syngas used in a combined cycle power generation. In January 2026, Eni reached the FID to convert one of the existing Hydrocracker unit, using Ecofining™ technology and to build a pre-treatment unit for waste and residues, used by Enilive to produce HVO biofuels. The new biorefinery will have a processing capacity of 550 ktonnes/year, with flexibility to produce SAF-biojet and HVO diesel.

The Taranto refinery has a balanced capacity of 104 KBBL/d and a conversion index of 56%. Taranto has a strong market position due to the fact that it is the only refinery in Southern Continental Italy and is upstream integrated with the Val d’Agri (Eni 61%) and Tempa Rossa fields in Basilicata through a pipeline. The main equipment is a topping-vacuum unit, a residue hydrocracking and a gasoil hydrocracking unit, a platforming unit and two desulphurization units.

The Livorno refinery shut down its traditional processing operations in order to convert the plant into a biorefinery. In 2024, Eni obtained the final investment decision and in 2025 signed a finance contract to support the conversion. The project includes the construction of new plants to produce hydrogenated biofuels, including a biogenic pre-treatment unit and a 500 ktonnes/year Ecofining™ plant.

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

The table below sets forth Eni’s sales of refined products by distribution channel for the periods indicated.

Availability of refined products	2025	2024	2023
	(mmtonnes)
Italy	14.22	13.76	16.88
of which: At wholly-owned refineries	10.21	10.58	13.31
At account of third parties	(1.18)	(1.50)	(1.32)
At affiliated refineries	5.19	4.68	4.89
Outside Italy*	10.72	10.45	10.51
TOTAL THROUGHPUTS ON OWN ACCOUNT	24.94	24.21	27.39
*Results of the refining activities in Germany are reported within Enilive business.

In 2025, Eni’s refining throughputs on own account were 24.94 mmtonnes, increasing by 3% from 2024 following the higher processing in particular, the higher volumes processed in Milazzo and Sannazzaro, due to lower shutdowns compared to the comparative period, more than offset the lower volumes at the Livorno refinery following a new production structure. The refinery utilization rate, ratio between throughputs and refinery capacity, is 80%.

Approximately 17% of processed crude was supplied by Eni’s Exploration & Production segment, representing a decrease from 2024 (31%).

Other businesses

Logistics

Eni is a leading operator in the Italian oil and refined products storage and transportation business.

Oil and refined products are transported: (i) by sea through spot and long-term contracts of tanker ships; and (ii) inland through a proprietary pipeline and depots network directly operated.

In particular, Eni owns and operates an integrated infrastructure consisting of 15 directly managed depots.

Eni also owns a network of oil and refined products pipelines extending approximately 1,200 kilometers operating. Eni logistic model is organized in four operational management units (Northern depots, Central depots, Southern depots and LPG and Pipeline) operating in handling and storage of the product flows in order to guarantee high safety, asset integrity and technical standards (HSE and asset integrity), as well as cost optimization and constant products availability along the country. Eni is also part of 7 different logistic joint ventures (Sigemi, Seram, Disma, Seapad, Toscopetrol, Porto Petroli Genova and Costiero Gas Livorno), together with other Italian operators, that operate other localized depots and pipelines.

Secondary distribution is outsourced to independent trucks, selected as market leaders.

Oxygenates

Eni, through its subsidiary Ecofuel (100% Eni’s share), sells approximately 1 mmtonne/y of oxygenates, mainly ethers (approximately 1.6% of world demand, used as a gasoline octane booster) and methanol (mainly for petrochemical use). About 77% of oxygenates are produced in Eni’s plants in Italy (Ravenna), Saudi Arabia (in joint venture with Sabic) and Venezuela (in joint venture with Pequiven) and the remaining 23% is purchased.

Chemicals

In 2025, sales of chemical products amounted to 2,719 ktonnes, declining from 2024 (down by 450 ktonnes, or 14.2%), in particular, the main decreases were recorded in the chemicals area (olefines, aromatics and fenol derivatives) and in polymers (polyethylene, styrenics and elastomers).

Average sale prices of the intermediates business decreased by 4% overall from 2024, in line with the weakening of the European scenario.

Chemical production amounted to 4,105 ktonnes (down by 1,580 ktonnes vs. 2024) and was affected by lower production of intermediates (down by 1,347 ktonnes), particularly olefins, following the shutdown of the cracking plants in Brindisi and Priolo.

The average plant utilization rate, calculated on nominal capacity, was 49%, down 1.3 percentage points compared to the previous year.

The table below sets forth Eni’s main chemical products availability for the periods indicated.

	Year ended December 31,
	2025	2024	2023
	(ktonnes)
Intermediates	2,504	3,851	3,877
Polymers	1,321	1,559	1,658
Biochem	207	206	57
Moulding & Compounding	73	69	71
Total production	4,105	5,685	5,663
Consumption losses	(2,359)	(3,106)	(3,247)
Purchases and change in inventories	973	590	701
Chemical products availability	2,719	3,169	3,117

The table below sets forth Eni’s main chemical products sales for the periods indicated.

	Year ended December 31,
	2025	2024	2023
	(ktonnes)
Intermediates	1,432	1,720	1,651
Polymers	1,082	1,255	1,350
Oilfield chemicals	25	14	21
Biochem	110	116	28
Moulding & compounding	70	64	67

Total sales	2,719	3,169	3,117

Revenues from the Biochemistry business, amounting to €279 million, were mainly generated by Novamont (€271 million) and the Crescentino plant (€8 million). Compared to 2024, the Novamont Group reported a reduction in both sales volumes (-7.4%) and revenues.

Revenues from the Moulding & Compounding business, amounted to €267 million and were broken down into moulding activities for €83 million, compounding for €72 million, and cable & wire activity for €112 million.

Revenues from the oilfield chemicals business amounted to €90 million, an increase of 15.4% compared to 2024, mainly attributable to growth in sales volumes (+78.6%), partially offset by stable sales prices.

Revenues from polymers (€1,633 million) decreased by 17.4% compared to 2024, impacted by lower sales volumes (-173 ktonnes) and lower average sales prices (-3%), partly offset by the increase in sales volumes recorded in the styrene business (+30%).

In 2025, following the shutdown of the Brindisi and Priolo crackers, both production (-35%) and sales (-17%) reported  a reduction compared to 2024.

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

Research and development

Eni’s research and technological innovation constitute a structural component of its business model and a key enabler of the energy transition. They support reliable and efficient access to new energy resources, enhance the performance of existing assets and contribute to the progressive reduction of environmental impact. In 2025, Eni invested €207 million in scientific research and technological innovation (€178 million in 2024), of which approximately €165 million, equal to around 80 percent (as in 2024), allocated to process decarbonization, circular economy initiatives, renewable energy and magnetic confinement fusion.

Process decarbonization remains a primary focus, encompassing technologies for CO2 reduction, capture, utilization and storage, improvements in energy efficiency and the promotion of low carbon energy carriers. Circularity and bio-based solutions represent another core direction, with initiatives aimed at minimizing waste, increasing recycling and reuse, and converting residual streams into value-added products for biorefineries, sustainable mobility and bio-based chemicals. At the same time, Eni advances renewable energy systems, storage solutions and breakthrough technologies, while pursuing operational excellence through innovations that increase efficiency and safety, reduce environmental footprint and shorten development cycles.

Open innovation, venture capital, venture building and technology insourcing have complemented internal research, reinforcing Eni’s ability to capture external innovation and accelerate its industrial deployment. This integrated and cross-functional approach enhances value creation by reducing time to market and by positioning innovation as a transversal lever across all business lines, from upstream to downstream, including biorefineries and new energy production models.

In 2025, Eni filed 42 patent applications (39 in 2024).

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

Insurance

In order to control the insurance costs incurred by each of Eni’s business units, the Company constantly assesses its risk exposure in both Italian and foreign activities. The Company has established a captive subsidiary, Eni Insurance DAC, in order to efficiently manage transactions with mutual entities and third parties providing insurance policies. Internal insurance risk managers work in close contact with business units in order to assess potential underlying business and other types of risks and possible financial impacts on the Group’s results of operations and liquidity. This process allows Eni to accept risks in consideration of results of technical and risk mitigation standards and practices, to define the appropriate level of risk retention and, finally, the amount of risk to be transferred to the market. Eni enters into insurance arrangements through its shareholding in the Everen Ltd (a mutual insurance and re-insurance company that provides its members with a broad coverage of insurance services tailored to the specific requirements of oil and energy companies) and with other insurance partners in order to limit possible economic impacts associated with damages to own property and third parties, including pollution, occurring in case of both onshore and offshore accidents. The main part of this insurance portfolio is related to operating risks associated with oil&gas operations which are insured making use of insurance policies provided by the Everen Ltd. In addition, Eni uses reputable, high quality insurance companies which are well established in the market. Insured liabilities vary depending on the nature and type of circumstances; however, underlying amounts represent significant shares of the plafond granted by insuring companies. In particular, in the case of oil spills and other pollution damage, current insurance policies cover costs of cleaning-up and remediating polluted sites, damage to third parties and containment of physical damage up to $1.2 billion for offshore events and $1.4 billion for onshore plants (refineries). These are complemented by insurance policies that cover owners, operators and renters of vessels with the following maximum amounts: $1.3 million for tankers and charters and up to $1 billion for FPSOs used by the Exploration & Production segment for developing offshore fields.

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

We believe that the Company will continue to incur significant amounts of expenses to comply with regulations and to protect the environment, the health and the safety; particularly in order to achieve any mandatory or voluntary reduction in the emission of GHG in the atmosphere, cope with climate change and pursuing minimal impacts on quality and availability.

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

In the energy efficiency field, the directive of September 2023 introduces a series of measures and embraces the “energy efficiency first” principle. The main features and changes from the previous directive include:

●	increasing annual energy savings from 0.8% (at 2023) to 1.3% (2024-2025), then 1.5% (2026-2027) and 1.9% from 2028;
●	introducing an annual energy consumption reduction target of 1.9% for the public sector;
●	extending the annual 3% buildings renovation obligation to all the levels of public administration;
●	introducing a different approach, based on energy consumption, for business to have an energy management system or to carry out energy audits;
●	bringing in a new obligation to monitor the energy performance of data centres, with an EU-level database collecting and publishing data.
●	promoting local heating & cooling plans in larger municipalities. Progressively increasing the efficient energy consumption in heat or cold supply, also in district heating.

From 2022, the efforts of the European Commission legislators focused on several proposals to support enhanced non-financial disclosure obligations for financial market participants, financial advisors and large corporations.

On February 23, 2022, the European Commission published its proposal for a Directive on Corporate Sustainability Due Diligence that on July 25, 2024 came into force (Directive No. 2024/1760, later modified by Directive 2025/794). The new rules apply to large EU companies and large non-EU companies. The directive aims to promote sustainable and responsible business conduct in companies' operations and throughout their value chains. Companies must ensure the identification and assessing of actual or potential adverse impacts and, where necessary, prioritising actual and potential adverse impacts; preventing and mitigating potential adverse impacts, and bringing actual adverse impacts to an end and minimising their extent; providing remediation for actual adverse impacts.  The core elements of this duty are identifying and addressing potential and actual adverse human rights and environmental impacts in the company’s own operations, their subsidiaries and, where related to their value chain(s), those of their business partners.

Furthermore, the directive establishes the obligation to adopt and implement a transition plan for climate change mitigation, in line with the Paris Agreement’s goal of climate neutrality by 2050, as well as the intermediate targets set by EU climate legislation.

The Corporate Sustainability Reporting Directive (CSRD) is another key initiative of the Green Deal for Europe and is part of a broader regulatory framework concerning non-financial disclosure requirements. On 5 January 2023, Directive 2022/2464/EU came into force, updating the EU rules on corporate sustainability disclosures by broadening the scope and introducing detailed reporting requirements, also with a view to combating greenwashing. Companies subject to the CSRD shall report according to European Sustainability Reporting Standards (ESRS), which are currently undergoing a revision and simplification process further to the “Omnibus I” Draft directive. The standards were published in the Official Journal on 22 December 2023 under the form of a delegated regulation.  The CSRD amends Directive 2013/34/EU on non-financial business information by introducing ad hoc provisions on corporate sustainability reporting. In Italy, the CSRD was transposed on September 6, 2024, via Legislative Decree No. 125. Eni, among the first companies affected, has published the “Sustainability Report" in line with ESRS since 2025 (for the 2024 reporting year), replacing its Non-Financial Disclosure (DNF), with the relevant data disclosed within the Management Report (Eni’s Consolidated Financial Statements).

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

In 2024, the EU legislature introduced further measures to progressively improve air quality to levels no longer harmful to human health, natural ecosystems, and biodiversity, while enhancing public access to information and strengthening the assessment of air quality by a representative high-quality monitoring network. On October 23, 2024, Directive 2024/2881 on ambient air quality was published, reinforcing implementation and tightening permissible pollutant levels to align more closely with WHO recommendations by 2030.

Additionally, Regulation 2024/1244, in force since May 22, 2024, replaces Regulation (EC) No. 166/2006 and will apply from January 1, 2028. It establishes a European emissions portal to enhance industrial facility environmental data reporting.

 Lastly, Directive 2024/1785, effective August 4, 2024, amends Directive 2010/75/EU on industrial emissions (integrated pollution prevention and reduction) and the 1999/Ce Directive on the landfill of waste. Member States must transpose into national law by July 1, 2026. The main areas of improvement include:

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

The Industrial Emission Directive (IED) 2010/75/EU provides the framework for granting permits and lays down rules on the integrated prevention and control of air, water and soil pollution arising from industrial activities. As part of the IED framework, additional emission limit values are defined by the sector specific and cross sector Best Available Technology (BAT) Conclusions.

On May 12, 2021, the European Commission adopted the EU Action Plan: "Towards a Zero Pollution for Air, Water and Soil" (and annexes) - a key deliverable of the European Green Deal whose objectives are “The zero pollution vision for 2050 is for air, water and soil pollution to be reduced to levels no longer considered harmful to health and natural ecosystems, that respect the boundaries with which our planet can cope, thereby creating a toxic-free environment”. In July 2021 the conclusion of the EU consultation on the revision of the Wastewater Directive was published. On October 25, 2022, the European Commission published the proposal for the new Urban Wastewater Treatment Directive (UWWTD). The revised Urban Wastewater Treatment Directive, which entered into force on 1 January 2025, protects human health and the environment from the effects of untreated urban wastewater. It requires EU countries to ensure that towns and cities properly collect and treat wastewater cost-effectively. It aims to:

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

The Waste Framework Directive (2008/98/EU was revised by the Directive (EU) 2025/1892, which entered into force on 16th October 2025 and introduced new rules for textiles, including extended producer responsibility (EPR);  moreover, it set binding food waste reduction targets for Member States.

On April 11, 2024, the European Parliament and of the Council approved the Regulation (EU) 2024/1157 on shipments of waste, which entered into force on 20 May 2024; most provisions will apply from May 21, 2026 and most export rules will apply from May 21, 2027; until then, the provisions of Waste Shipment Regulation 1013/2006 continue to apply. The new Regulation sets stricter rules on waste export, also requiring independent audits in the facilities outside the EU, to strengthen the contrast to illegal shipments and to facilitate the waste shipments in the internal market of EU, also through the digitalization of procedures. Shipments of plastic waste are subject to a specific regime. Other waste suitable for recycling will be exported from the EU to non-OECD countries only when they ensure that they can deal with it in a sustainable manner, by the mean of independent audits.

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

European Union Health and Safety Laws Framework

With Law 215/2021 several updates were introduced into Legislative Decree 81/08 on coordination, supervision, training, and enforcement. Further amendments followed with Laws 51/2022, 85/2023, 170/2023, 191/2023, 214/2023, 56/2024, and 203/2024.

In 2025, additional changes were introduced through Decree Law 159/2025, converted into Law 198/2025, strengthening:

●	general rules for construction site access;
●	health and safety obligations;
●	near miss management;
●	health surveillance;
●	PPE and work at height rules;
●	training and the electronic worker file,

On June 1, 2007, the REACH Regulation of the European Union came into force (Regulation (EC) No. 1907/2006 concerning the Registration, Evaluation, Authorization and Restriction of Chemicals).

The Commission is currently reviewing the REACH Regulation, through a public consultation aimed at SMEs, citizens and stakeholders to obtain opinions on the expected impacts of the envisaged changes. The Commission proposed major reforms, including 10-year registration validity, digital SDSs, and a Mixture Assessment Factor (MAF) for high-tonnage substances, aiming for simplification but sparking industry cost concerns.

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

The European Regulations are constantly evolving and this results in the publication of adjustments and delegated regulations on specific topics with large impact on Eni and the companies that produce and market products. Some examples of such updates are those reported below:

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

- Commission Delegated Regulation (EU) 2025/1222 of April 2, 2025 amending Regulation (EC) No 1272/2008 of the European Parliament and of the Council as regards the harmonised classification and labelling of certain substances. This is the ATP 23 of CLP regulation, which will be applicable starting February 1st, 2027. Moreover, an ex-ante verification of SME status has been introduced: companies must submit a recognition request at least two months before applying for any procedure entitling them to a reduced fee. ECHA must issue a decision within two months of receiving complete documentation. The fee adjustment will enter into force on November 5, 2025, i.e. 20 days after publication, while the new provisions on SME verification and fee reductions will apply from February 5, 2027 - 15 months after entry into force.

- On the 5th of November 2025, the ECHA (European Chemicals Agency) released the new Candidate List of SVHCs with the addition of a new substance. The current list of SVHCs now contains 251 substances.

- Regulation (EU) 2025/2439, introducing urgent amendments to the 2024 revision of the Regulation on Classification, Labelling and Packaging of Substances and Mixtures (CLP Regulation), (EU) 2024/2865. In specific, the regulation regards the dates of application and transitional provisions (“Stop of the clock”).

- Regulation (EU) 2025/2455 establishing a common data platform on chemicals, laying down rules to ensure that the data contained therein are findable, accessible, interoperable and reusable, and establishing a monitoring and outlook framework for chemicals.

- Evolution on PFAS (Per- and polyfluoroalkyl substances) regulation and restrictions that involved about 10000 substances. ECHA’s scientific committees are currently evaluating the proposal for global restriction regarding all PFAS in terms of the risks to people and the environment, and the impacts on society.

On October 2, 2025, the Directive No. 2025/1988/EU was issued. This regulation amends Annex XVII of REACH to address the environmental and health risks of "forever chemicals" (PFAS) used in firefighting applications. It introduces a new restriction under for all Per-and Polyfluoroalkyl Substances (PFAS) in firefighting foams.

• A general concentration limit of 1 mg/L (1 ppm) for the sum of PFAS is established for placing on the market and use.

• The general prohibition for most uses begins on October 23, 2030.

• Portable fire extinguishers must comply by October 23, 2026, or April 23, 2027, for alcohol-resistant foams.

• Use for training and testing is prohibited from April 23, 2027, unless all releases are fully contained and treated.

• Municipal fire services are banned from using these foams starting April 23, 2027, except when responding to fires at industrial sites.

• Critical sectors such as Seveso III industrial sites, offshore installations, and military vessels have an extended transition period until October 23, 2035.

• Starting October 23, 2026, any permitted PFAS-containing foam must carry a specific warning label.

• Professional users must implement a PFAS Management Plan to track stocks and outline the transition to fluorine-free alternatives.

• All firefighting water and foam waste containing PFAS must be collected and disposed of using specialized treatment methods.

• A temporary residual limit of 50 mg/L is permitted for equipment that has undergone decontamination procedures to switch to PFAS-free foam.

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
●

Companies are required to publish on their websites information about standards of performance of the industry and the activities of the national competent authorities, as well as reports of offshore incidents.

●

Companies are required to prepare emergency response plans based on their rig or platform risk assessments and keep resources at hand to be able to put them into operation when necessary. These plans are periodically tested by the industry and National Authorities.

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

The Company has been adopting for years standard practices and operating procedures to reduce risks of incidents and adverse events in its oil&gas operations, particularly offshore, which we believe to be adequate to scale, reach, geographical location and complexity of our operations.

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

HSE activity for the year 2025

Eni is committed to continuously improving its model for managing health, safety and environmental issues across all its businesses in order to minimize risks associated with its own industrial activities, ensure reliability of its industrial operations and comply with all applicable rules and regulations.

In 2025, Eni’s business units continued to obtain certifications of their management systems, industrial installations and operating units according to the most stringent international standards. The total number of certifications achieved was 347, of which:

●	101 certifications according to the ISO 14001 standard;
●	10 registrations according to the EMAS regulation;
●	37 certifications according to the ISO 50001 standard (certification for an energy management system);
●	107 according to the new ISO 45001 standard;
●	48 according to the ISO 9001 standard (certification of the quality management system).

In 2025 the percentage of Eni industrial installations and operating units with a significant HSE risk covered by certification is 94% for the ISO 45001 standard and 93% for the ISO 14001 standard.

In 2025, total HSE expenses (including cross-cutting issues such as HSE management systems implementation and certification, etc.) amounted to €1,918 million (up by 23% vs 2024).

Environment

In 2025, Eni incurred total expenditures of €1,541 million for the protection of the environment (with an increase of 34% with respect to 2024). Environmental expenditures are mainly related to remediation and reclamation activities (€617 million), flaring down (€346 million), waste from productive activities management (€277 million), water management (€159 million), spill prevention (€41 million) and air protection (€38 million).

Safety

Eni is constantly engaged in the research and development of all the actions necessary to guarantee safety in the workplace, in particular in the development of models and tools of risks assessment and management and in the promotion of a safety culture, in order to pursue its commitment to zero accidents.

In 2025, the new legislation did not have a significant impact on the procedures already in place for occupational and process safety. In 2025, the commitment to reduce accidents continues at Eni, through the:

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

-   extension to all operational sites of the digital Safety Presence tool, which, with the help of artificial intelligence and machine learning, enables predictive analysis by exploiting the data available in the safety reporting, sending an alert to the site when it detects a high frequency of recurring hazardous situations that retrace a past accident;'

-   diffusion of the Campaign on Process Safety Fundamentals. Process Safety Fundamentals are key operating principles that, if respected, may contribute to the reduction of approximately one third of Company Process Safety Event and the Safety Golden Rules with a focus on the Principles of Line of Fire and Stop Work Authority.

In terms of industrial hygiene, great attention was paid to the identification and management of personal protective equipment (PPE). In 2025 continues at Eni the extension to all operational sites of the Integrated System Personal Protective Equipment web system aimed at the digital management of Personal Protective Equipment (PPE) and the promotion of specific training initiatives to raise awareness of the importance of correct identification and use of them.

Eni has developed a radiation protection system capable of managing the risk deriving from the use of artificial radioactive sources (for example in systems for monitoring fluid levels and density) and from the presence of natural radioactive sources (Radon and TENORM).

In particular, Eni has validated a methodology for the mapping of TENORM matrices in Eni sites all over the world and has implemented management systems for monitoring the disposal of matrices contaminated by natural radionuclides.

In 2025 the total recordable injury rate (TRIR) of the workforce improved compared to 2024 (0.55 vs 0.70 in 2024), with a decline in the number of injuries (78 vs 111) due to positive performances by both employees and contractors. No fatalities or disability-related injuries occurred during the period.

In the area of emergencies, particular attention was paid to the prevention and management of emergencies induced by natural risks and in November 2021 Eni and the Department of Civil Protection signed a four-year Memorandum of Understanding which was extended to 2025. The agreement aims to strengthen cooperation and define emergency plans specific for each type of risk with an impact on the continuity of energy supply on the national territory.

Emergency preparedness is regularly tested during exercises where the response capacity is tested in line with dedicated plans, including the timely alerting of the chain of command and of the resources necessary to face the event. The operational sites maintained a high level of preparedness for emergencies by carrying out over 5,800 exercises.

Costs incurred in 2025 to support the safety levels of operations and to comply with applicable rules and regulations were €326 million.

Health activity for 2025

Eni promotes a culture of health and well-being for its people, workers, families and communities, considering health’s physical, mental and social dimensions, through a management system based on the principles of precaution, prevention and promotion.

The total amount spent in 2025 was €45.79 million divided into activities, covering the entire Eni population, and includes the activities of Occupational Medicine, Occupational Hygiene, Medical assistance and Emergency, Health Promotion & Welfare services and Global Health activities for the protection and improvement of communities’ health.

The correct management of health-related risks is guaranteed with the constant updating of the health profile assessments of the countries of presence, which take into account the potential impacts on health deriving from company’s activities, with continuous monitoring of any presence of epidemic and pandemic outbreaks, and the expectations of stakeholders. In order to guarantee people's health at every stage of the business cycle, the management system is active in all operational areas, in collaboration with qualified healthcare providers and national and international university and government institutions and research centres. Eni acts following local regulations and highest international standards and guarantees continuous updating of staff training and skills. Health at the center of the company's strategy and operating models contributes to achieving a "just" energy transition for people in the geographical areas in which the company operates.

Main 2025 initiatives:

-        Occupational health and industrial hygiene:

•          Medical and occupational hygiene activities aimed at the evaluation, identification and control of risk factors that may have an impact on the well-being of workers.

•          Scientific research activities in relation to the energy transition, focusing on the analysis health risks factors of new businesses.

•          Testing of new Internet of Things technologies: 140 devices with sensors were tested at on-shore operating sites in Italy and abroad monitoring the healthiness of indoor working environments to protect the health of workers.

•          Definition of operating procedures for maintaining clean and comfortable indoor environments

-        Medical assistance and health emergency:

•          Services for the prevention, diagnosis, treatment and management of acute and chronic pathologies, for workers and, where applicable, family members.

•          Continuous updating of epidemic and pandemic response plans.

•          Online psychological support service available for employees in Italy and abroad, covering 80% of employees, expected to extend to 85% by 2028.

•          Critical Incident Stress Management service: direct on-site crisis management intervention by qualified emergency experts, available to all employees in Italy and abroad in the event of catastrophic and unexpected events.

•          Psychological First Aid Service (PFA) available to all employees in Italy and abroad in cases of catastrophic and unexpected events.

•          Train the brain: a new cognitive prevention programme has been launched for workers over 50, offering free, voluntary and completely confidential consultations with a neuropsychologist via remote communication.

•          Specific services regarding gender health and assistance have been activated, such as in Italy a helpline dedicated to victims of gender harassment and violence.

-        Health promotion and welfare services:

•          Initiatives aimed at fostering a culture of health among employees and their families, including awareness-raising activities on endemic diseases (such as tuberculosis and malaria), sexually transmitted diseases, and non-communicable diseases, including diabetes and hypertension.

•          The “Più Salute” programme, which provides Eni employees in Italy, and their families with free 24 hours a day healthcare services, ranging from telemedicine and home medical assistance, to support for healthcare facility bookings and anamnestic assessments.

•          Further rollout of the “Previeni con Eni” programme to additional Italian cities, offering free biennial preventive screenings for oncological and cardiovascular diseases. It currently covers approximately 97% of Eni’s workforce in Italy.

•          The seasonal influenza vaccination campaign for employees in Italy.

-        Global health:

•          11 Health Impact Assessment (HIA) studies completed, of which 3 integrated ESHIA studies to evaluate the potential impacts of industrial projects on the health of the communities involved.

•          38 health development initiatives have been implemented in 14 countries, reaching over 600,000 beneficiaries.

•          Collaboration with health institutions, non profit organizations and scientific/medical partners in the countries of presence was strengthened by signing of 7 new agreements besides of the 26 already active.

In 2025 Eni’s collaboration with international organizations was strengthened.

Eni is an active member of the Health Committees of IOGP – the International Association of Oil & Gas Producers and of IPIECA – the industry association on global sustainability issues. Moreover, within the global Eni-ILO – International Labour Organization Partnership, the company has continued working with small and big producers, farmers, aggregators, cooperatives across the agribusiness value chain in Kenya, Ivory Coast and Congo, implementing a programme aiming at assessing potential health impacts on workers of this value chain, at strengthening of Occupational Health and Safety and enhancing social protection measures. In Kenya these activities were integrated with community health initiatives.

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

Licenses (or concessions) give the holder the right to explore for and exploit a commercial discovery. Under a license, the holder bears the risk of exploration, development and production activities and provides the financing for these operations. In principle, the license holder is entitled to all production minus any production taxes or royalties, which may be in cash or in-kind. Concession contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production activity. Both exploration and production licenses are generally for a specified period of time (except for production licenses in the United States which remain in effect until production ceases). The term of Eni’s licenses and the extent to which these licenses may be renewed vary by area. Contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. The company holding the mining concession has an exclusive right on exploration, development and production activities, sustaining all the operational risks and costs related to the exploration and development activities, and it is entitled to the productions realized. As a compensation for mineral concessions, Eni pays royalties on production (which may be in cash or in-kind) and taxes on oil revenues to the state in accordance with local tax legislation.

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

These provisions are to be coordinated with a new law effective as of February 12, 2019 (Law 12/2019 — ex “D.L. Semplificazioni”) and further amendments, which requires certain Italian administrative bodies to define and adopt within end September 2021 a plan (PiTESAI) aiming to identify areas suitable for exploration, development, and production of hydrocarbons in the national territory, including the territorial seawaters. The plan has been adopted on December 28, 2021.

However, PiTESAI has been considered too restrictive by industry operators (including Eni) which lodged an appeal before Lazio Regional Administrative Court – Rome (TAR Lazio). On February 13, 2024, TAR Lazio ruling declared PiTESAI void.

On October 18, 2024, a new law was issued (D.L. 153/2024 “Ambiente”) containing some provisions affecting the current hydrocarbon industry regulation. In particular:

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

Starting from June 1, 2019, the above-mentioned law increases 25 times the current annual fee for all licensees (exploration permits and production concessions).

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

Gas & Power

Eni’s wholesale gas and retail gas and power businesses are subject to regulatory risks mainly in Italy’s domestic market. The Italian Regulatory Authority for Energy, Networks and Environment (the “Authority”) is entrusted with certain powers in the matter of natural gas and power pricing. Specifically, the Authority exercises monitoring and supervisory powers over price trends in the energy markets and sets the economic conditions of supply for specific categories of end customers, such as vulnerable customers, for whom regulated tariffs remain in force under the applicable regulatory framework. Developments in the regulatory framework intended to increase the level of market liquidity or of deregulation or intended to reduce operators’ ability to transfer to customers the supply cost increases may negatively affect future sales margins of gas and electricity, operating results, and cash flow.

Wholesale gas market in Italy

Over the past years, a number of new rules were introduced in order to structurally improve liquidity and efficient functioning of the Italian wholesale gas market, fostering competition and at the same time improving the system security of supply. Among such new rules, it could be worth mentioning:

– Market based mechanisms for the allocation of storage capacities and of regasification capacities: moving away from the past capacity allocation criteria based on regulated tariffs, new auction mechanisms were implemented that enabled market players to express the market-value of storage and of regasification capacities, while at the same time ensuring the allowed revenues of regulated storage operators and regulated LNG terminal operators by means of specific parallel measures. Thanks to these reforms, higher levels of capacity bookings have become possible for both types of infrastructures, and more LNG deliveries have been attracted in recent years to the country.

– An organized market platform for gas trading and gas balancing (MGAS), managed by the independent operator Gestore dei Mercati Energetici (GME) which also acts as a central counterparty, where different market participants (including TSO) can carry out spot and forward transactions at the “Punto di Scambio Virtuale” (PSV – Virtual Trading Point). In addition, since February 2018 voluntary market making activity has been introduced in the spot section of the gas exchange MGAS: such activity is based on the service provided by some liquidity providers, in order to boost liquidity and trading activity on the same exchange, initially for the day-ahead market but with possible future extension to the within-day section and to the forward section of the MGAS.

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

Activity in the Italian wholesale gas market is also exposed to risk factors, as well as business opportunities, resulting from certain developments – both temporary and structural – in the European regulatory framework that may impact the dynamics of the national markets. For example, in  the context of the energy crisis following the Russian-Ukrainian war, and in the framework of the emergency and transitional regulations at EU level, the Italian competent authorities introduced in 2022 (and then adapted over the time)  new regulatory measures aimed at ensuring the system security of supply in the short-term and improving it in the longer term, such as specific market based solutions in order to:

i) incentivize storage booking and filling and ensure the compliance with the new filling targets set by the European regulation; ii) further facilitate market access to existing regasification capacities; iii) quickly develop new regasification capacities and making them accessible to the market. Such new measures may represent risk factors as well as business opportunities.

Natural gas and electricity prices in the retail sector in Italy - Risks associated with the regulatory powers entrusted to the Italian Regulatory Authority for Energy, Networks and Environment in the matter of pricing to residential customers

Following the liberalization of the natural gas sector introduced in the year 2000 by Decree No. 164, prices of natural gas for industrial and power generation customers are freely negotiated. However, ARERA retains a power of surveillance on this matter as per Law No. 481/1995 (establishing the ARERA) and Legislative Decree No. 164/2000. Furthermore, ARERA is still entrusted (as per the Presidential Decree dated October 31, 2002) with the power of regulating natural gas prices to residential customers, also with a view of containing inflationary pressure deriving from increasing energy costs. Consistently with those provisions, companies which sell natural gas to residential customers are currently required to offer to those customers the regulated tariffs set by ARERA beside their own price proposals.

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

Other regulatory developments in the gas and electric sector in Italy and Europe

Within the scope of the costs and criteria for accessing the main logistic infrastructures of the gas system, the main risk factors for the business are linked to the processes for defining the economic conditions and the rules for accessing transportation, LNG regasification and storage services, which periodically involve all the European countries in which Eni operates. The regulation criteria for gas transportation tariffs have been redefined for the four-year period 2024-2027 in countries such as Italy, France and Belgium, but the re-definition of transportation tariffs criteria at pre-established multi-yearly deadlines, as well as the timely definition on an annual basis of the specific applicable tariff values, is an element that all European countries have in common and which also in the future could have an impact on logistic costs. Changes in access rules and tariff levels may also affect the regasification and storage sector representing risk factors as well as business opportunities, also in consideration of the market context following the energy crisis in 2022-2023 and of the need to pursue new solutions to ensure European security and diversification of supplies.

Activity in the wholesale gas market is also exposed to risks arising from both temporary and structural developments in the regulatory framework that may impact market dynamics and entail specific obligations. These include regulatory measures introduced at both the European and individual country levels since the 2022 energy crisis, aimed at containing prices or improving security of supply (for example, storage filling targets), as well as new and increasing regulatory obligations imposed on importers.

In the medium term we could expect that gas demand at European level can still be supported by policies aimed at phasing out coal in power generation, in view of the decarbonisation targets. On the other side, with the progressive implementation of the EU Green Deal and of the related ambitious regulatory interventions aimed at decarbonisation, in the coming years the regulation of the gas sector will be affected by potentially significant changes, as a consequence of adjustments in the market design and/or new obligations or constraints on operators in the sector. The evolution of European regulations, in the context of energy transition and consistently with the decarbonisation objectives of the energy sector (including the related objectives for the development of renewable or decarbonised gases, for the promotion of technologies enabling greater integration between the electricity and gas sectors, for the reduction of methane emissions) will put pressure on the natural gas sector, but on the other side this will likely open up and support new business opportunities in the renewable and decarbonized gases sectors that Eni is ready to pursue.

From a retail perspective, there were a number of various measures adopted at national level. For example, in 2021, the Spanish government in a measure to protect final consumers with low voltage supplies (>10kW power), reduced VAT from 21% to 10% and in 2022 proceeded to lower it further, to 5%. However, while retailers invoice final customers 5% VAT, distribution companies continue to invoice retailers at the normal 21% rate. The value-added tax rate for energy bills gradually returned to 21% in 2024.

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

With regard to wholesale power sector, Eni is participating to Italian Capacity Market auctions starting from 2019. During the delivery period the operators selected by the auctions will receive a fixed premium and, in return for this payment, they must i) offer power capacity on energy markets (day- ahead Market and intraday Market) and/or on the dispatching services market; ii) pay the difference between a market reference price and a pre- determined strike price whenever the reference price exceeds the strike price. Eni has been awarded all the capacity offered in the tenders so it will receive a net benefit for its existing Eni group’s power plants during the delivery period (2022, 2023 and 2024) and for a new power plant, that will be built in Ravenna, for a period of fifteen years (starting in 2023).

The auctions for the delivery years 2025, 2026 and 2027 have been held in November 2024, December 2024 and February 2025, respectively and Eni was awarded a premium for existing capacity of €45,000 MW/y, €46,000 MW/y and €47,000 MW/y respectively. The risk of annulment of the auctions has been removed, as all operators who appealed have withdrawn them due to a lack of interest.

The auction for the allocation capacity with delivery 2028, which will likely take place in 2026, will be affected by increasing competition as a consequence of lower adequacy demand due to the new energy storage capacity, which Terna has procured by the centralized auction system, the so called “MACSE” (the first MACSE’s auction with delivery 2028 took place in September 2025, the second one will take place in 2026). Terna hasn’t planned the auctions for the years following 2028 yet.

Besides, over the past years Italian power market design has significantly been affected by the implementation of European market model. The main innovations were the introduction of negative prices and the launch of new Intraday Market based on continuous trading and gate-closure close to delivery period (h -1 gate closure), both adopted in the second half of 2021. Moreover, the introduction of 15 minute Market Time Unit in the day ahead in 2025 and further reduction of intraday gate-closure time closer to delivery period (Q-30) starting from January 2026, are further contributing to the cross-border integration of European energy and balancing market (coupling of intraday market, coupling of balancing reserves markets). The implementation of new regulatory provisions concerning the rules which govern the Italian balancing market (the so called “Nuovo Testo Integrato del Dispacciamento” or “Nuovo TIDE”), has partially entered into force since January 1, 2025 and will be fully implemented from February 1, 2026. Management believes that all these measures will increase competition, in particular in the Italian balancing market, also taking into account that Terna is committed to minimize the balancing market cost.

Despite the increasing frequency of RES overgeneration events in 2025, the current regulatory framework has avoided the occurrence of negative prices in day ahead market (so called “MGP”). Regarding this matter no regulation changes are foreseen.

As regards MGP, starting from 1 January 2025, the phase-out of the PUN has had no effect on the wholesale electricity market due to the introduction of the “PUN Index” which includes a compensation component. Compensation component can be removed or partially modified just after a consultation that should be launched 24 months in advance. The revision of the European electricity market design carried by the Commission, amended four pieces of legislation throughout Regulation (EU) 2024/1747 and Directive (EU) 2024/1711: the Electricity Directive 2019/944 and Regulation 2019/943, RED II (2018/2001, regarding support schemes for renewables) and Regulation 2019/942 establishing ACER. The revision is more targeted and limited in the changes that were initially anticipated, most notably it conserves the merit-order pricing system, while reinforcing the role of long-term contracts for renewable energy sources, namely two ways CfDs and PPAs. With respect to Capacity Remuneration Mechanisms, the reform positively recognizes such mechanisms as structural elements of electricity markets, removing the reference to the temporary requirement. It maintains the validity of the Commission approval according to the State Aid Guidelines for ten years, but it charges the Commission with the proposal of a new simplified approval process for new CRMs, which ended with the publication of Clean Industrial State Aid Framework. The CISAF framework allows to streamline the approval of a CRM but provided that the mechanism is compliant with conditions defined in a target model.

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

At present, the emergency interventions adopted by the government to compensate for the phenomenon of high energy prices are finished. In fact, in addition to the suspension of tax credits for companies (starting from the third quarter 2023) and the reinstatement of system charges for the electricity sector (starting from the second quarter 2023), the 5% VAT reduction for gas, which was still in place until the fourth quarter 2023, is also terminated. Currently, only a few measures are provided for the most vulnerable households (for example the extraordinary contribution for electricity bonus holders confirmed for the first quarter 2024).

Regarding the development of power generation from renewable sources, there are many issues under discussion that could represent risk factors for the sector. Noting the critical issues related to the complexity of the authorization processes, Law No. 201 of November 28, 2023 (Art. 3) extended from 16 to 24 months the provisions of Art. 26 of the Competition Law 2021 (118/2022) on the adoption of one or more legislative decrees on simplification, thus moving the deadline for the exercise of the delegation to August 25, 2024.

In addition, the pending Decree on Eligible Areas and Regional Burden Sharing, the approval of which is desirable in a timely manner to ensure investment in the sector, and the Decree on Incentivizing Renewable Energy Plants Close to Competitiveness (FERX), which confirms the introduction of inflation adjustment mechanisms for tariffs, represent uncertainty elements for the achievement of the expected energy transition goals.

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

Refining and marketing of petroleum products

Refining. The current regulation on refining activity in Italy provides that Italian administrative bodies authorize plans filed by refining operators intended to set up new processing and storage plants and to upgrade capacity, while all other changes that do not affect capacity can be freely implemented. This regime was streamlined by Law Decree No. 5/2012 (as converted in Law 35/2012) that defined mineral oil processing and storage plants as “strategic installations” that need authorization from the State, in agreement with the local administrations. The Decree introduced a unitized process of authorization that must be finalized within 180 days, subject to compliance with applicable environmental regulations.

The EU 2024 Delegation Law sets out the criteria for the transposition of the following:

• Directive 2024/1785/EU, which amends Directive 2010/75/EU on industrial emissions. The foreseen revision of the integrated environmental authorization (AIA) will impact refineries, since strengthened requirements are expected (including: more stringent emission limit values and binding performance limit values, the obligation to adopt a certified environmental management system, increased transparency for public participation and the right to compensation for damage to health and to the environment caused by violations of applicable rules).

• Directive 2024/2881 on ambient air quality, which sets more stringent emission standards by 2030 - aligned with the latest WHO (World Health Organization) recommendations - for PM2.5, PM10, nitrogen dioxide (NO₂), and sulfur dioxide (SO₂) and strengthens access to justice and citizens' right to compensation for health damage. Targets set for Member States will influence public programs for urban and metropolitan mobility and may affect permit requirements for industrial installations, particularly regarding air emissions in areas with the most critical air quality conditions.

• Directive (EU) 2024/1203 on the protection of the environment through criminal law which strengthens the European framework by introducing new environmental offences and harshening penalties.

To promote, by means of investment aid, the conversion of existing refineries for the production of pure biofuels, a dedicated fund has been established under the Ministry of Environment and Energy Security budget. The Ministerial Decree of June 17, 2024 sets out the criteria and conditions for the allocation of the resources, however, the allocation procedure has not yet been published. Legislative Decree No. 5/2026, which transposes Directive (EU) 2023/2413, extends the scope of the fund to include sustainable aviation biofuels (SAF), although without increasing its financial endowment or extending the reference period.

A new Ministry of the Environment and Energy Security decree was published on November 3, 2025. The decree establishes the criteria and procedures for allocating capital grants to support the total or partial conversion of existing traditional refineries into biorefineries to produce sustainable liquid biofuels, to be used also in pure form, and SAF produced from the raw materials listed in Annex IX – RED. The costs are financed through ETS allowances auctions revenues.

Following the entry in force of the EU methane emissions Regulation, the Italian Government is currently defining the applicable sanctions regime.

Recently, new legislation has been adopted concerning work safety (Law decree 159/2025 Sicurezza sul Lavoro, Law n. 203/2024).

Marketing. Following the enactment of the Law Decree No. 1/2012, an increased level of competition in the retail marketing of fuels has been introduced. The rules regulating relations between oil companies and managers of service stations have been changed by introducing the difference between principal and non-principal of a service station. Starting from June 30, 2012, principals have been allowed to freely supply up to 50% of their requirements. In such case, the distributing companies have the option to renegotiate terms and conditions of supplies and brand name use. As for non-principals, the law allows the parties to renegotiate terms and conditions at the expiration of existing contracts and new contractual forms can be introduced in addition to the only one allowed so far, i.e. exclusive supply. The law also provides for an expansion of non-oil sales. Furthermore, the Budget Law 2018 (Law 205/2017) provides some measures for preventing tax evasion in the sale of oil products. The law requires the advance payment of Value Added Tax (VAT) on oil products before the extraction from deposits or the sale to consumer.

In 2019, the Law no. 157/2019 introduced a set of measures to prevent illegal conduct/practices linked to fiscal fraud for the exchange of products in the retail fuel market. These regulatory initiatives will also address for more competition and efficiency of the sector. In 2020, the Budget Law 2021 (Law 178/2020) extends some measures to prevent fiscal frauds and introduces electronic communication for some information.

Service stations. Legislative Decree No. 32 of February 11, 1998, as amended by Legislative Decree No. 346 of September 8, 1999 and Law Decree No. 383 of October 29, 1999, as converted in Law No. 496 of December 28, 1999, significantly changed Italian regulation of service stations. Legislative Decree No. 32 replaces the system of concessions granted by the Ministry of Industry, regional and local authorities with an authorization granted by city authorities while the Legislative Decree No. 112 of March 31, 1998 still confirms the system of such concessions for the construction and operation of service stations on highways and confers the power to grant to Regions. Decree No. 32 also provides for: (i) the testing of compatibility of existing service stations with local planning and environmental regulations and with those concerning traffic safety to be performed by city authorities; (ii) the option to extend by 50% the opening hours (currently 52 hours per week) and a generally increased flexibility in scheduling opening hours; (iii) simplification of regulations concerning the sale of non-oil products and the permission to perform simple maintenance and repair operations at service stations; and (iv) the opening up of the logistics segment by permitting third -party access to unused storage capacity for petroleum products. Subsequently, various regulations have been enacted in Italy with the aim of improving network efficiency, modernizing service stations and opening up the market. Currently, all service stations are provided with self-service equipment and the sale of non- oil products has been broadly introduced by local administrative bodies.

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

The regulatory framework provided by the legislative decree No 257/2016 – implementing EU Directive 2014/94/EU (AFID) on alternative fuel infrastructures – has introduced minimum requirements for the construction of infrastructure for the development of alternative fuels to mitigate the environmental impacts of the transport sector.

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

The 2021 Budget law (Law 178/2020) introduced the obligations for concessionaires’ highway stations to provide electric charging points (up to 50 kW) within their own area of competence. Finally, the Law Decree 76/2020 introduced simplified procedures for the installation of electric charging points and stations and incentives to be recognized by local authorities (i.e. tax reduction or exemption for public land use). With the provisions of the Law Decree 77/2021 the installation of public access electric vehicle charging infrastructure is not subject to the issuance of a building permit and is considered free construction activity. Moreover, the annual Competition Law for 2022 (legislative decree No 118/2022) provides for competitive, transparent and non- discriminatory procedures for the selection of the operators responsible for the installation of electric recharging points on the highways network (fast and ultra-fast).

Among the measures introduced to spread sustainable mobility in Italy, starting from the 2019 Budget law and until 2024 the so-called ecobonus contributions were in place for the purchase of low-emission vehicles. With several other Acts (Law Decree 34/2020, 104/2020, Legislative Decree 187/2021), new measures and extension of existing provisions for sustainable mobility have been adopted in order to decarbonize the transport sector, through incentive mechanisms for low emission vehicles and for the installation of electric charging infrastructure. Also, Law Decree No 17/2022 provided a new incentive framework (from 2022 to 2030) for, inter alia, purchasing low-emission vehicles. The DPCM of 20 May 2024 remodulates incentives as well, to be allocated by 2024, by vehicle category. Following the latest revision (November 2025) of the National Recovery and Resilience Plan (NRRP) a new private and light commercial vehicle fleet renewal program with electric vehicles has been introduced, aimed at the purchase of at least 30,830 zero-emission vehicles by mid-2026. It consists of a car-scrapping scheme whereby a thermal vehicle is surrendered and replaced by a newly purchased zero-emission vehicle.

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

At the end of 2020, the Ministerial Decree of October 2014 on conditions, criteria and implementation of biofuels (conventional and advanced) obligations for suppliers was modified. Among the novelties, the Decree introduced: the increase of the overall 2021 target from 9% to 10% and a new additional target of 0,5% of advanced liquid biofuels to be mandatory blended by each supplier (outside the incentive scheme provided by DM 2018). The Ministerial Decree was further amended (n. 107/2023) to specify the criteria and procedures for updating the obligations introduced by Legislative Decree 199/2021 which transposed Directive 2018/2001 (better known as REDII).

In June 2024 Italy submitted its final updated NECP, a strategic plan where EU member States deliver on their commitments and reach the 2030 targets as set by the EU Fit for 55% legislation and REPowerEU, and in particular in line with the provisions of Directive 2413/2023 (REDIII).

In January 2026, Legislative Decree No 5/2026 amended Legislative Decree No 199/2021 to transpose the REDIII. The Decree sets more ambitious targets for renewable energy penetration in the transport sector (setting a share of 29% in sectoral final consumption vs the previous 16%) and extends the obligation to suppliers of all transport energy carriers, including RFNBO (renewable fuels of nonbiological origin), RCF (recycled carbon fuels), LPG and electricity released in consumption for transport purposes. The maritime transport sector is included while jet fuel consumption is excluded from the obligation, as the ReFuelEU Aviation Regulation applies. The new decree confirms, by 2030, an advanced biofuels target of 8%, with a new sub-target requiring a minimum 1% share of RFNBO (of which at least 0.5% for direct use). RFNBO’s contribution to the transport target is considered even when such fuels are used as intermediate products for the production of conventional transport fuels or biofuels (if the GHG reduction achieved using RFNBO is not counted in the calculation of GHG reduction resulting from the use of biofuels), however with a lower energy valorization. The new decree sets two different regimes in case of non-compliance: existing obligation on biofuels entails a penalty of €4,000 for each missing CIC and the carryover of the obligation to the following year; whereas for the new RFNBO obligation, only a penalty of €4,000 per missing CIC is applied.

Decree 5/2026 confirms the annual targets and the trajectory (with volumes increasing by 100 tons per year from 2023 and reaching 1 million tons per year from 2030 onwards) for liquid biofuels in pure form, additional to the RED obligation. The Decree introduces the possibility of using liquid and gaseous biofuels in pure form in the agricultural sector.

As mentioned, the methods and criteria for implementing supply obligations for the period 2023-2030 are regulated by Ministerial Decree No 107/2023, which also defines the annual trajectories for achieving all biofuels targets and will be applied until its update.

Legislative Decree 5/26 has also repealed the provisions relating to GHG saving requirements (6%) and raised the FAME quota in the diesel specification (from 7% to 10%) as provided for in Directive 98/70 (FQD). The new decree removes the restrictions on the use of PFAD and EFB, while confirming that palm-oil-based fuels cannot contribute to RES targets in the transport sector unless certified as low-ILUC risk.

Recent EU legislation promotes alternative fuels specifically in aviation and maritime transport. The ReFuelEU Aviation regulation (2405/2023) provides EU-wide blending targets for sustainable aviation fuel SAF (sustainable aviation fuel), from 2025 to 2050. Legislative decree 187/2025 defines penalties for violations of obligations related to Regulation (EU) 2023/2405. The FuelEU Maritime regulation (1805/2023) introduces progressive GHG intensity reduction requirements for the energy used on board by ships from 2025 to 2050. As mentioned above these provisions will be coordinated with the new legal framework set by the transposition of RED III in national law.

As for feedstock, with Ministerial Decree of August 8, 2024 new categories of feedstock to produce double counting biofuels have been introduced in Annex VIII of Decree 199/2021, transposing the reviewed Annex IX of the REDIII. In particular, intermediate crops and crops grown on severely degraded lands are included in Part A (advanced) when used for SAF production or in Part B for the other cases. Moreover, with the Ministerial Decree of August 7, 2024, the National Certification System for the Sustainability of Biofuels has been updated to identify the criteria procedures for the certification of biofuels it also refers to a specific subsequent decree for the certification of renewable fuels of non-biological origin and recycled carbon fuels.

Law Decree 63/2024 (DL Agricoltura) expanded the self-consumption regime for biomethane consumers. Self-consumption – subject to GSE’s operating rules as modified in May 2025 by Directorial Decree No 155/2025 - is no more strictly limited to on-site consumption of self-produced biomethane, but it can also include on-site consumption of biomethane produced on the same site by a third subject or produced in a different site by a third subject, under a specific contractual agreement covering the biomethane and – with an average price equal to 0 - the corresponding Guarantees of Origin.

At the EU level, Regulation (EU) 2023/1115 on Deforestation (EUDR) came into force in 2023. This regulation imposes strict supply chain due diligence (DD) and reporting obligations on specific commodities and products, such as palm oil and its derivatives, imported into and exported out of the EU, that can be placed on the market or exported only if are deforestation free. The application of obligation to large companies has been postponed to 30 December 2026 by Regulation (EU) 2025/2650.

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

National Recovery and Resilience Plan (NRRP – Piano Nazionale Ripresa e Resilienza). The NRRP, as approved by the Italian Parliament in April 2021, includes relevant proposal for the refining and marketing business area. The NRRP has been amended six times so far, the latest revision of the Plan (November 2025) introduces provisions to ensure the completion of the investment and reform initiatives by the final deadline set at EU level (August 2026). It now foresees the development of at least 21 hydrogen-based refueling stations for road transport (reducing the previous target of 40 stations). It also assigns resources for the installation of charging infrastructures for electric vehicles, envisaging the provision of certificates of installation, by June 2026, for a minimum of 10,368 fast public charging infrastructure points for electric vehicles either along freeways or urban areas (also this target has been significantly reduced).

Petroleum product prices. Petroleum products’ prices were completely deregulated in May 1994 and are now freely established by operators. Oil and gas companies periodically report their recommended prices to the Ministry of Economic Development; such recommendations are considered by service station operators in establishing retail prices for petroleum products.

Tax rate. The 2026 Budget Law (No. 199/2025) has introduced by 2026 the same excise tax level for diesel and gasoline for transport use, through a reduction of gasoline excise tax and an equivalent increase of diesel one. This provision leads to a complete realignment of the two excise duties at €672.90/1000 liters. The change does not affect the excise duty for pure biofuels (paraffinic diesel, HVO, and B100) produced from Annex IX-RED feedstock that until May 2030 is set at €617.4/1000 liters, nor tax reduced rates for some particular use (agricultural diesel, fixed engines, commercial diesel).

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

As of December 31, 2025, Eni owned 3.8 mmtonnes of oil products inventories, of which 2.6 mmtonnes as “compulsory stocks”, 1.1 mmtonnes related to operating inventories (including 0.2 mmtonnes of oil products contained in facilities and pipelines) and 0.1 mmtonnes related to specialty products. Eni’s compulsory stocks were held in term of crude oil (29%), light and medium distillates (44%), refinery feedstock (22%), fuel oil (4%), and other products (1%) were located throughout the Italian territory both in refineries (80%) and in storage sites (20%).

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

National courts shall have the power to apply Articles 101 and 102 of the Treaty. Where the Commission, acting on a complaint or on its own initiative, finds that there is an infringement of Article 101 or of Article 102 of the Treaty, it may: (i) require the undertakings and associations of undertakings concerned to bring such infringement to an end; (ii) order interim measures; (iii) make commitments offered by undertakings to meet the concerns expressed to them by the Commission binding on the undertakings; and (iv) find that Articles 101 and 102 of the Treaty are not applicable to an agreement for reasons of Community public interest. Eni is also subject to the competition rules established by the Agreement on the European Economic Area (the “EEA Agreement”), which are analogous to the competition rules of the Lisbon Treaty (ex Treaty of Rome) and apply to competition in the European Economic Area (which consists of the EU and Norway, Iceland and Liechtenstein). These competition rules are enforced by the European Commission and the European Free Trade Area Surveillance Authority. In addition, Eni’s activities are subject to Law No. 287 of October 10, 1990 (the “Italian Antitrust Law”). In accordance with the EU competition rules, the Italian Antitrust Law prohibits collusion among competitors that restricts competition within Italy and prohibits any abuse of a dominant position within the Italian market or a significant part thereof. However, the Italian Antitrust Authority may exempt for a limited period agreement among companies that otherwise would be prohibited by the Italian Antitrust Law if such agreements have the effect of improving market conditions and ultimately result in a benefit for consumers.

In 2025, the Italian Antitrust Authority opened two proceeding against Eni for alleged violation of competition rules in the fields of bioplastics and biofuels and in both cases the Authority imposed a fine at Eni. The proceeding involving the biofuels segment is significant to the Company, who has filed an appeal to an administrative court requesting the repeal of the fine because the management believes that the charges from the authority are groundless. Those proceedings are fully disclosed in Note n. 18 to the Consolidated Financial Statements and a risk provision has been accrued in each case.

Property, plant and equipment

Eni has freehold and leasehold interests in real estate in numerous countries throughout the world. The Company enters into operating lease contracts with third parties to hire plant and equipment such as floating production and storage offloading vessels (FPSO), drilling rigs, time charter, service stations and other equipment. Management believes that certain individual petroleum properties are of major significance to Eni as a whole. Management regards an individual petroleum property as material to the Group in case it contains 10% or more of the Company’s worldwide proved oil&gas reserves and management is committed to invest material amounts of expenditures in developing it in the future. See “Exploration & Production” above for a description of Eni’s both material and other properties and reserves and sources of crude oil and natural gas.

Organizational structure

Eni SpA is the parent company of the Eni Group. As of December 31, 2025, there were 468 subsidiaries and 170 associates, joint ventures and joint operations that were accounted for under the equity or cost method or in accordance to Eni’s share of revenues, costs and assets of the joint operations calculated based on Eni’s working interest. Information on Eni’s investments as of December 31, 2025 is provided in the “Item 18 - Notes to the Consolidated Financial Statements”.

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

Basis of preparation

Eni is a diversified energy company, operating in several jurisdictions across all continents. It engages in exploration, development, production and trading of oil, gas and LNG, in the businesses of new energies including electricity production from renewable sources and biofuels manufacturing, the refining of crude oil and marketing of refined products and the production of plastics both from oil-based feedstock and from renewable feedstock. For financial reporting purposes and considering how the chief operating decision maker is assigning profit responsibilities and assessing managerial performance and capital allocation processes, Eni reportable operating segment have been identified as follows:

- Exploration & Production, which is integrating results of the E&P operating segment with those of activities of marketing, shipping and trading of oil and products to enhance synergies and to fully capture margins across the value chain;

- Global Gas & LNG Portfolio and Power, which is integrating results of the operating segment Global gas, power and LNG portfolio with those of the activities of managing and upgrading the fleet of gas-fired power plants which are ancillary to gas and power supply and trading activities;

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

- Plenitude engages in the activities of retail marketing of gas, power and related services, with a customer base of about 10 million retail points of delivery (gas and electricity) in Europe (of which 8 million were in Italy) as of December 31, 2025. It engages in the renewable energy business (solar photovoltaic and wind facilities both onshore and offshore), which comprises building, commissioning, and managing renewable energy producing installations and managing and expanding a network of charging points for electric vehicles throughout the European territory;

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

Operating results

2025 trading environment

The 2025 trading environment negatively affected the Company’s results of operations and cash flow for the year, mainly due to a decline in the price of Brent crude oil and the appreciation of the EUR vs the USD. The price of the Brent benchmark crude oil, the main driver of the Group’s results of operations, was 69 $/bbl on average in the year and declined significantly from the average value of 81 $/bbl recorded in 2024, down by about 15%. Crude oil prices have gradually weakened from the second quarter of the year, driven by an uncertain macroeconomic backdrop due commercial disputes triggered by the decision of the US administration to impose import tariffs on its main trading partners and the related risks of an economic slowdown and other geopolitical risks. In the same period, supply growth has been outpacing demand rise due to continuing production gains in non-OPEC countries, notably the US, Canada, Brazil and Guyana, while the eight voluntary members of the OPEC+ DoC started unwinding the production cuts made in previous years to support prices. Both the International Energy Agency “IEA” and official statistics from the US government estimated that oil production exceeded consumption by around 2 mmbbl/d in 2025, with the surplus set to widen further in 2026. An uncertain macroeconomic outlook and the perceived build-up in supplies triggered a continued sell-off of future contracts by financial operators, driving down the price of the commodity. Early in January 2026, crude oil prices touched the lowest level in more than five years, with the Brent crude falling to around 60 $/bbl. From that point onwards, crude oil prices have been improving steadily, recovering to more than 100 $/bbl by start of March 2026 driven by better-than-expected macroeconomic data and escalating tensions in the Middle East.

The outlook for 2026 remains uncertain due to projections of weak economic activity in China and Europe, as well as forecast of continued supply additions in the USA, Canada, Guyana, Brazil and other geographies, an improved political landscape in Venezuela which could open the Country’s oil sector to investments from foreign companies to increase production, and the stated intent by the OPEC+ plus alliance to return to the market all members’ available spare capacity. Factoring the described trends, the geopolitical risks related to ongoing tensions in the Middle East and the protraction of Russia’s military aggression of Ukraine and assuming a moderate macroeconomic growth, the management estimates crude oil prices at 70 $/bbl for the year 2026 (nominal terms). Under this pricing assumption, we expect to increase oil and gas production at a rate consistent whit our growth target in the 2026-2030 planning period envisaging a compounded average growth rate of around 4%. As discussed in Item 3-Risk factors, the Group results of operations are exposed to the variability of crude oil prices and the other scenario variables described herein.

In 2025, natural gas prices at the main European hubs were substantially in line with the previous year, albeit on a downward path due to continuing production ramp-ups and additions to LNG capacity in the US where production and export volumes have both reached all-time highs. Furthermore, gas production increased in other geographies like China, which is a net importer, while Canada which has large gas surpluses, entered the LNG export market. Supply additions and growing worldwide LNG flows also due to lower imports from China helped European gas-consuming countries to replace large volumes of gas previously imported from Russia via pipeline with little price volatility. Those developments resulted in gas prices at the main European hubs declining during the seasonal consumption peak of the last quarter, when prices normally rise.  Due to recent developments in Middle East, we expect a high degree of volatility in the European gas market for 2026. Looking forward, we believe that gas prices will resume their downward trend as more LNG supplies come online.

Margins of petrochemicals products have been negatively and significantly affected by the European economic downturn and low growth of the Chinese economy, as well as the cost disadvantages of the European manufacturing sector due to comparatively higher expenses for feedstock and energy inputs, and environmental charges than in competing geographies and lack of scale against the backdrop of global overcapacity fueling continued price competition. We expect that an ongoing restructuring of our chemical business will start showing in 2026 results to partly offset a continued challenging environment.

On a positive side, margins of refined products improved from the second half 2025 due to several plant outages worldwide, reduced exports of refined products from Russia due the consequences of the war with Ukraine and increased sanctions from Western countries, and other market imbalances. Furthermore, margins of manufactured biofuels rebounded from the depressed level of 2024 due to better final prices.

Finally, the appreciation of the Euro vs the USD exchange rate (down by 7% for the yearly average and by 15% for the closing rate) negatively affected the reported amounts of revenues, earnings and cash flows at dollar-denominated subsidiaries, as well as reduced the Group net equity.

	2025	2024	2023
Average price of Brent dated crude oil in U.S. dollars (1)	69.06	80.76	82.62
Average price of Brent dated crude oil in euro (2)	61.12	74.64	76.43
Average EUR/USD exchange rate (3)	1.130	1.082	1.081
Spot gas price at the Italian PSV (4)	39	36	42
Standard Eni Refining Margin (SERM)(5)	7.3	5.1	8.1
Euribor - three month euro rate % (3)	2.18	3.57	3.43

(1) Price per barrel. Source: S&P Global Energy.
(2) Price per barrel. Source: Eni’s calculations based on S&P Global Energy data for Brent prices and the EUR/USD exchange rate reported by the European Central Bank (ECB).
(3) Source: ECB.
(4) €/MWh natural gas prices. Source: ICIS European Spot Gas Markets.
(5) In $/BBL FOB Mediterranean Brent dated crude oil. Source: Eni calculations.

Key consolidated financial data

		2025	2024	2023
		(€ million)
Sales from operations		82,151	88,797	93,717
Operating profit (loss)		5,010	5,238	8,257
Adjusted operating profit (Non-GAAP measure) (1)		8,344	10,348	13,805
Net profit (loss) attributable to Eni		2,608	2,624	4,771
Adjusted net profit (Non-GAAP measure) (1)		4,989	5,257	8,322
Net cash provided by operating activities		13,330	13,092	15,119
Capital expenditures		8,647	8,485	9,215
Acquisitions		878	2,593	2,592
Disposal of assets, consolidated subsidiaries and businesses		1,383	2,788	596
Shareholders’ equity including non-controlling interest		52,787	55,648	53,644
Finance debt (including lease liabilities)		34,164	36,801	34,065
Net borrowings excluding lease liabilities (1)		9,386	12,175	10,899
Net profit (loss) attributable to Eni fully diluted	(€ per share)	0.78	0.78	1.40
Dividend per share	(€ per share)	1.05	1.00	0.94
Ratio of finance debt (including lease liabilities) to total shareholders’ equity plus finance debt (including lease liabilities)		0.39	0.40	0.39
Gearing before lease liabilities ex IFRS 16 (1)		0.15	0.18	0.17

__________

(1) For a discussion of the usefulness and a reconciliation of these non-GAAP financial measures with the most directly comparable GAAP financial measures see – "Non-GAAP measures of performance" and "Liquidity and capital resources – Financial Conditions" below.

Executive summary

In 2025, the Company’s results of operations and cash flows were negatively affected by an unfavorable trading environment driven by a steep decline in crude oil prices, which remained the key factor in determining the Company’s profitability, and to a lesser extent the appreciation of the EUR vs the USD. The average price of Brent benchmark crude oil fell by 15% in 2025 compared to 2024, down to 69 $/bbl on average (from 81 $/bbl in 2024). The downtrend in crude oil prices was caused by an uncertain macroeconomic outlook and by a continuing deterioration in market fundamentals due to supply growth outstripping demand additions.

The 2025 Group results were also affected by subdued natural gas prices and declining margins of commodity plastics. On a positive note, refining margins were helped by market dislocations and several plant outages on a worldwide scale, while the businesses of renewable power and of biofuels performed steadily.

A negative trading environment was further compounded by the devaluation of the USD dollar vs the EURO. The movement in EUR/USD exchange rate reduced the reported amounts of earnings at Eni Group dollar-denominated subsidiaries when translating their financial statements in Euros.

The management estimated that the decline in crude oil prices reduced the Group financial performance in 2025 as follows:

•         Operating profit by an estimated €1.9 billion;

•         Net cash provided by operating activities “operating cash flow” by an estimated €1.6 billion.

The Group consolidated net profit attributable to Eni’s shareholders for 2025 was €2.61 billion, and was almost flat y-o-y.

Considering market headwinds, management believes that the Group recorded a solid performance in 2025 driven by several initiatives to withstand the impact of lower crude oil prices and of other exogenous factors. Those initiatives comprised working capital optimizations, cost cutting measures, capital discipline, portfolio management and other actions intended to optimize the Company cash-outs or accelerate the cash conversion cycle of revenues. Particularly, management leveraged its “satellite strategy” to valorize the Group subsidiaries which have been engaging in developing the businesses of renewables energies and of manufacturing biofuels, via direct investments in the share capital of such subsidiaries by private equity funds, interested in gaining exposure to such businesses.

As part of this, in 2025 the Group completed two very important transactions. The first related to an equity investment made by KKR in Eni’s subsidiary Enilive, which engages in the manufacture of biofuels and in the retail marketing of fuels and services to drivers, with the acquisition of a 30% interest resulting in cash proceeds of about €3.6 billion to Eni. A similar transaction was closed in relation to Plenitude, which is the other subsidiary of Eni engaging in the business of the new energies including the production of renewable power, where Ares made a 20% direct equity investment in Eni’s subsidiary share capital for cash proceeds of €2 billion to Eni. Both transactions did not have any impact on profit because they were recognized as transactions between owners.

Those transactions were part of the Group portfolio management for the year which also included the disposal for €1.1 billion of a 30% interest in the operated Baleine oilfield off Cote d’Ivoire, which was brought online from one of our exploration discoveries where we retained high working interest. This latter disposal was part of our dual exploration model designated to accelerate reserves monetization by selling part of our high working interests in exploration assets.

Despite a weak trading environment, the operating cash flow was a healthy €13.3 billion driven by solid results at E&P on the back of production growth and cost efficiencies, the contribution of the gas trading arm, steady performances at our transition-related satellites, Enilive/Plenitude, and several cash optimizations to improve working capital needs.

Those cash inflows were utilized to fund our organic growth capital projects for €8.6 billion and to return €5 billion of cash to shareholders via dividends (about €3.1 billion) and the execution of a share buy-back program for 2025 (€1.9 billion, also including completion of previous year program), which has been expanded in the course of the year from an originally planned €1.5 billion to a revised €1.8 billion in consideration of the Campany’s progress in deleveraging the balance sheet. After funding other financing needs, the surplus cash was utilized to reduce net borrowings which fell from €12.2 billion to about €9.4 billion at 2025 year-end. Net borrowing is a non-GAAP financial measure tracked by management to evaluate the soundness of the Company’s balance sheet and financial structure (see glossary for a definition of Net borrowings and the paragraph “liquidity and capital resources” for a reconciliation of net debt with the most comparable GAAP measure).,

Reported earnings

In 2025, the Group earned €5 billion of reported operating profit, translating to net profit pertaining to Eni’s shareholders of €2.61 billion after interest expense, income from investments and taxes.  The 2025 operating profit was down by approximately €0.2 billion due to the E&P operating segment mainly on the back of unfavorable commodity and currency trends, partly offset by volume growth, lower expenses and lower identified items. Lower income taxes, but higher interest expense and reduced results at equity accounted entities and other investments translated into an overall improvement of about €0.2 billion, thus bringing net profit attributable to Eni’s shareholders unchanged year-on-year.

NON-GAAP measures of performance: adjusted operating profit and adjusted net profit

Adjusted operating profit (loss) and adjusted net profit (loss) are calculated by excluding the following items from the reported results: inventory holding gains or losses and identified gains and losses or extraordinary items (pre and post-tax, respectively) that in management’s view and results assessment do not reflect business base performance.

Extraordinary items recognized in 2025 mainly comprised asset impairments at the E&P operating segment (around €1.1 billion pre-tax), environmental provisions (€0.56 billion), impairment losses at other businesses (€0.5 billion), risk provisions (€0.3 billion) mainly relating to a dispute with the Italian Antitrust Authority, for an overall net positive adjustment of €2.4 billion net of tax effects and including a revaluation of deferred tax assets and a post-tax inventory holding loss. Those same items categories amounted to a net positive adjustment of €2.6 billion in 2024.

Management is excluding the above mentioned identified items from reported results when evaluating the Group and each operating segment’s underlying performance. By doing so, the management is determining and utilizing non-GAAP measures of financial performance, defined as “adjusted operating profit” and “adjusted net profit”. Management believes that those non-GAAP measures of financial performance furnish valuable information to investors and users of financial reports because the identified items excluded from the GAAP measures to determine the adjusted results are intrinsically difficult to forecast and are influenced by several factors like possible permitted accounting choices, the modalities whereby assets are increased by organic development vs acquisitions, evolution in the operating environment influencing the timing of recognition of expenses and provisions, and managerial decisions and judgement. Furthermore, we understand that those non-GAAP measures are utilized by other oil&gas companies, which are removing the same items as the ones identified by our Company from reported results, and this facilitates comparison of performances across the industry. Finally, we note that we have consistently applied those adjustments to our results for several reporting years, by this way preserving comparability of our performance as measured in terms of adjusted results over time.

A summary reconciliation of Group’s reported results vs adjusted results for the three-year period 2023-2025 is provided below:

	Year ended December 31,
	2025	2024	2023
	(€ million)
GAAP operating profit (loss)	5,010	5,238	8,257
Inventory holding (gains) and losses	745	434	562
Identified net (gains) losses	2,589	4,676	4,986
Total net items in operating profit	3,334	5,110	5,548
Non-GAAP operating profit (loss)	8,344	10,348	13,805
GAAP net profit (loss)	2,608	2,624	4,771
Inventory holding (gains) and losses, post tax	508	308	402
Identified net (gains) losses, post tax	1,873	2,325	3,149
Total net items in net profit	2,381	2,633	3,551
Non-GAAP net profit (loss)	4,989	5,257	8,322

The Group underlying performance – i.e. excluding the identified gains and losses as well as the inventory holding loss – was an adjusted operating profit of €8,344 million compared to €10,348 million in 2024, down by approximately 19% or €2 billion.

This performance reflected the lower contribution by (i) the E&P segment (down by €1.7 billion) due to a negative trading environment reflecting a decline in crude oil prices y-o-y (down by 15%) and the appreciation of the EUR/USD rate (up by 4%), partly offset by higher hydrocarbon production volumes, lower expenses as well as cost efficiency initiatives. Other businesses performed in line or better than 2024: (i) the GGP and Power segment contribution (up by €0.13 billion) reflected continued value maximization from gas portfolio optimization, offsetting a negative scenario; (ii) Enilive increased the results (up by €0.11 billion) driven by a recovery in bio-margins and higher volumes processed. The Chemical business (was negatively affected by a challenged trading environment and reported a loss of €0.82 billion, in line with the loss reported in 2024), and finally an adjusted operating loss was reported at the Refining business (with €0.1 billion, slightly better than 2024).

Excluding identified items and the inventory evaluation profit, adjusted net profit for 2025 was €4,989 million, a €268 million decrease compared to €5,257 million reported in 2024. The result was driven by a lower operating performance, lowering contribution from equity accounted entities driven by the negative commodity scenario partly offset by better operating and volume performances. The Group tax rate, excluding identified items (see paragraph “Taxes” of this item), was 44% and was lower than in 2025 (52% in 2024) due to a better geographical mix of profits before taxes in E&P reflecting higher contribution from jurisdictions with lower-than-average tax rates also as result of portfolio rationalization and as several exploration projects were matured to FID enabling the recognition of the tax benefits associated with previously incurred exploration expenses.

Breakdown of identified items

In 2025, identified items amounted to a total positive adjustment of €3,334 million in operating profit and of €2,381 million in net profit, including an inventory pre-tax loss of €745 million (€508 million post-tax) relating to oil and refined products. Those items mainly comprised:

(i)                  impairment losses of €1.1 billion in the Exploration & Production segment mainly driven by the alignment of disposal groups to their sale prices and downward reserves revisions and price effects at other oil&gas assets;

(ii)                the write-down of capital expenditures made for compliance and stay-in-business at certain CGUs with expected negative cash flows in the Refining business (€0.25 billion);

(iii)              impairment losses of chemical plants driven by a reduced profitability outlook because of continuing margins deterioration (€0.2 billion);

(iv)               environmental and remediation provision of €0.56 billion which were recorded for about €0.17 billion by our subsidiary managing environmental remediation activities at dismissed Italian plants, €0.13 billion by the refining business and €0.17 billion by the chemicals business;

(v)                 provisions for redundancy incentives (€0.72 billion)

(vi)               risk provisions (€0.3 billion) mainly relating to a proceeding pending before the Italian Antitrust Authority (AGCM) regarding the business of retail sales of biofuels.

These items were partly offset by the reclassification of the negative balance of €0.33 billion in relation to exchange rate differences and derivatives, and by the net gains on disposal assets mainly in the upstream business (€0.03 billion). Furthermore, the tax item included about €0.38 billion of write-up of deferred tax assets due to improved profitability prospects of Italian subsidiaries.

For a breakdown of identified gains and losses by business segments, refer to the reconciliation of the Non-GAAP measures to the most comparable performance measures calculated in accordance with IFRS, in the Operating profit (loss) by segment section.

The table below sets forth details of the identified gains and losses included in the net results during the period presented.

	Year ended December 31,
	2025	2024	2023
	(€ million)
Identified gains and losses of operating profit (loss)	2,589	4,676	4,986
- environmental charges	560	900	648
- gains on an environmental agreement with an Italian operator		(869)
- impairment losses, net	1,582	2,900	1,802
- impairment of exploration projects		140
- net gains on disposal of assets	(21)	(38)	(11)
- risk provisions	325	44	39
- provision for redundancy incentives	72	73	158
- effects of fair-valued commodity derivatives	(26)	1,056	1,255
- exchange rate differences and derivatives	(334)	258	(16)
- other	431	212	1,111
Net finance (income) expense	279	(155)	30
of which:
- exchange rate differences and derivatives reclassified to operating profit (loss)	334	(258)	16
Net (income) expense from investments	(158)	(319)	(698)
of which:
- gain on the GIP deal in CCS activities	(73)
- gain on the SeaCorridor deal			(834)
- gain on the divestment of a 10% stake in Saipem		(166)
- net gain on the divestment of upstream assets		(373)
Income taxes	(790)	(1,941)	(1,180)
Total non core gains and losses of net profit (loss)	1,920	2,261	3,138
Attributable to:
- non-controlling interest	47	(64)	(11)
- Eni's shareholders	1,873	2,325	3,149

Cash flow and net borrowings

Group’s results of operations in 2025 drove a cash flow from operating activities “CFFO” of €13.3 billion, €0.24 billion higher than in 2024 and included €1.79 billion of dividends paid by equity-accounted and other non-controlled entities.

Cash inflows of the year funded capital expenditures of €8.6 billion to pursue Group’s development projects and to sustain oil&gas production, leaving a surplus of about €4.7 billion that was utilized to fund part of cash returns to Eni’s shareholders of €5 billion, consisting of €3.1 billion of dividends and stock repurchases of €1.9 billion. The stock repurchases comprised completion of the 2024 buy-back program and over 80% of the 2025 buy-back program of at least €1.8 billion. This latter was completed in February 2026.

Cash flow from divesting activities net of funds deployed for acquisitions ensured a surplus of around €6.3 billion. The main 2025 dispositions included the disposals of noncontrolling interests in consolidated subsidiaries relating to a 30% investment of private equity fund KKR into Enilive for €3.57 billion, a second investment tranche (2.4%) of the EIP fund into Plenitude (€0.21 billion) and a 20% investment by Ares Fund into Plenitude (€2 billion) as well as asset disposals (€1.38 billion) mainly relating to the sale of a 30% stake in the Baleine project and other non-strategic fields in Congo. Those inflows were partly offset by funds for acquisitions (for overall €0.9 billion) and mainly related to the expansion of renewable generation capacity at Plenitude (€0.5 billion), to acquisition of additional interest in upstream assets (€0.2 billion) as well as to the expansion of the agri-business activity (€0.1 billion).

As a result of those cash movements and including the repayment of lease liabilities and the incurrence of finance debt in connection with supplier finance agreements, GAAP finance debt including lease liabilities was €34.2 billion at December 31, 2025, about €2.6 billion higher than at the end of 2024.

Group net borrowings (Non-GAAP measure – see Glossary) decreased by €2.8 billion to €9.4 billion. The management’s tracked measure of financial structure – gearing (ratio of net borrowings to shareholders equity plus net borrowings – see glossary) came in at 0.15. This was remarkable considering that the USD devaluation reduced total equity by an estimated amount of €6 billion equivalent to around one point and half of gearing. For a discussion of use on Non-GAAP measures relating to finance debt, net borrowings and capital ratios see paragraph “Liquidity and capital resources” below.

Critical accounting estimates

Oil and Natural Gas Reserves

The estimation of proved oil and natural gas reserve volumes is an ongoing process based on rigorous technical evaluations, commercial and market assessments, and detailed analysis of reservoir and well performance, development and production costs, and other factors. The estimation of proved reserves is controlled by the Company through long-standing approval guidelines and internal procedures and controls. Reserve changes are made within a well-established, disciplined process driven by senior level geoscience and engineering professionals, assisted by the Headquarter Reserve Evaluators which have significant technical experience, culminating in reviews with and approval by senior management. Key features of the reserve estimation process are covered in Disclosure of Reserves in Item 4.

Oil and natural gas reserves include both proved and unproved reserves.

•         Proved oil and natural gas reserves are determined in accordance with U.S. Securities and Exchange Commission (SEC) requirements. Proved reserves are those quantities of oil and natural gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible under existing economic and operating conditions and government regulations. Proved reserves are determined using the average of first-of-month oil and natural gas prices during the reporting year.

•         Proved reserves can be further subdivided into developed and undeveloped reserves. Proved developed reserves include amounts which are expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves include amounts expected to be recovered from new wells on undrilled proved acreage or from existing wells where a relatively major expenditure is required for completion. Proved undeveloped reserves are recognized only if a development plan has been adopted indicating that the reserves are scheduled to be drilled within five years, unless specific circumstances support a longer period of time.

The Company is reasonably certain that proved reserves will be produced. However, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory approvals, government policy, consumer preferences, and significant changes in oil and natural gas price levels.

•         Unproved reserves are quantities of oil and natural gas with less than reasonable certainty of recoverability and include probable reserves.

Revisions in previously estimated volumes of proved reserves for existing fields can occur due to the evaluation or re-evaluation of (1) already available geologic, reservoir, or production data, (2) new geologic, reservoir, or production data, or (3) changes in the average of first-of-month oil and natural gas prices and/or costs that are used in the estimation of reserves. Revisions can also result from significant changes in development strategy or production equipment and facility capacity, as well as management’s re-prioritization of capital commitments.

A downward revision in proved reserves normally results in higher amortization charges to profit and loss due to the unit-of-production method and reduces future production levels. It can also trigger a reduction in the recoverable amounts of underlying assets with possible recognition of an impairment loss. In 2025, the Company recognized about €570 million of impairment losses at Italian gas-producing assets and at minor assets in Turkmenistan, the United Arab Emirates and the USA due to downward reserve revisions considering that those were mature fields subject to more frequent reserves revisions due to reassessment of available data.

Unit-of-Production Depreciation

Oil and natural gas proved reserve volumes are used as the basis to calculate unit-of-production depreciation rates for most E&P assets. Acquisition costs of proved properties are depreciated using a ratio of asset cost to total proved reserves while capitalized drilling and developments costs are depreciated using a ratio of actual production volumes to proved developed reserves. In case of phased development projects where plants and production facilities like common treatment centers, and FPSO and FLNG vessels have technical lives that exceed the expected duration of proved reserves (both developed and undeveloped), in addition to proved reserves the Company includes in the ratio volumes of probable reserves in determining the UOP rate to obtain a more equitable apportionment of the asset cost over the economic life of the underlying reserves.

The volumes produced and asset cost are known, while reserves used in determining the UOP rate are based on estimates that are subject to some variability.

To the extent that proved reserves for a property are substantially de-booked because they are uneconomic at the prices determined in accordance with the US SEC rules, and that property continues to produce such that the resulting depreciation charge does not result in an equitable allocation of cost over the expected life, the Company might apply an alternative estimation technique to determine the UOP rate. In such circumstances, the rate includes volumes of reserves estimated with regard to economic viability parameters, reasonable and consistent with management’s expectations of production, in order to recognize depreciation charges that result in a more equitable allocation of cost over the economic life of an upstream asset than being fully amortized at the time of reserve de-booking.

Fair Value Used in Business Combinations

In accounting for business combinations, the purchase price paid to acquire a business is allocated to its assets and liabilities based on their respective estimated fair values as of the date of acquisition. If applicable, any excess of the purchase price over the fair value is recorded as goodwill. The assessment of fair value is based upon the views of a likely market participant group.

In respect of the recently completed acquisitions (particularly in 2024), the most significant amount of judgment involved the estimated fair values of property, plant and equipment related to crude oil and natural gas properties and to renewable electricity generation assets for which we used discounted cash flow models. Inputs and assumptions used in discounted cash flow models include estimates of future production volumes, commodity prices consistent with our internal plans, drilling, development and maintenance costs, estimations regarding future availability of generation assets and risk-adjusted discount rates.

The assumptions and inputs incorporated within the fair value estimates are subject to considerable management judgement and are based on industry, market, and economic conditions prevalent at the time of the acquisition. Actual results may differ from the projected results used to determine fair value.

See Note 4 for further information regarding the acquisitions made during 2025.

Impairment

The Company tests assets (i.e. property, plant and equipment “PP&E”) or groups of assets for recoverability on an ongoing basis whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Goodwill carrying amounts are tested annually, independently from the evidence of impairment indicators. The Company has a robust process to monitor for indicators of potential impairment across its asset groups throughout the year. However, considering the volatility of the trading environment and the fact that the Company engages in a commodity business, the management performs the recoverability test of fixed assets’ net book values at least once a year, also in cases when there is no evidence of impairment indicators. This process relies mostly on the Company’s planning and budgeting cycle.

The recoverability test of the carrying amounts of oil and gas properties is the most critical accounting estimates in the preparations of the Company’s financial statements due to materiality of stated amounts (oil&gas assets represents about 80% of the item PP&E) and because the estimation of assets’ value-in-use is highly judgmental and relies on management’s forecasts of highly uncertain variables, like long-term commodity prices. Because the lifespans of the vast majority of the Company’s oil&gas assets are measured in decades, the future cash flows of these assets are predominantly based on long-term oil and natural gas commodity prices and industry margins, development costs, and production costs. Significant reductions in the management’s view of oil or natural gas commodity prices or margin ranges, and changes in the development plans, including decisions to defer, reduce, or eliminate planned capital spending, can be an indicator of potential impairment, as well as an increase in the discount rate. Among these, forecasts of long-term crude oil and natural gas prices are the most important assumptions because they are the primary drives of asset’s future net cash flows.

In general, the Company does not view temporarily low realized prices as an indication of market imbalances that warrant a revision to the Company’s long-term pricing assumptions, which are the single, most important variables in determining the future net cash flows of oil&gas properties. Management believes that prices over the long term must be sufficient to generate investments in energy supply to meet global demand. Although prices occasionally drop significantly, industry prices over the long term will continue to be driven by market supply and demand fundamentals. On the supply side, industry production from mature fields is declining. This is being offset by investments to generate production from new discoveries, field developments, and technology and efficiency advancements. OPEC+ investment activities and production policies also have an impact on world oil supplies. The demand side is largely a function of general economic activities, alternative energy sources, and levels of prosperity. During the lifespan of its major assets, the Company expects that oil and gas prices will experience significant volatility. Consequently, these assets will experience periods of higher earnings and periods of lower earnings, or even losses. In 2025, operating profit of the Company’s E&P operating segment fell 6% y-o-y driven by lower crude oil prices due to an oversupplied market. However, the Company believes that current imbalances are of short-term nature and therefore the management has retained its long-term price assumptions which are mostly unchanged from the previous year. Therefore, in 2025 the Company recognized €1.08 billion of impairment losses at its oil&gas assets which were primarily driven by factors other than long-term prices, like reserves revisions and disposal effects.

When updating the recoverability test of the carrying amounts of oil&gas assets, the management generally relies on the estimation of assets’ values-in-uses, considering the difficulty in obtaining information about assets’ fair values. In performing this assessment, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Cash flows used in recoverability assessments are based on the assumptions developed in the budget and mid-term plan, which is reviewed and approved by the Board of Directors, and are consistent with the criteria management uses to evaluate investment opportunities. These evaluations make use of the Company’s assumptions of future capital allocations, crude oil and natural gas commodity prices including price differentials, production volumes, development and operating costs including greenhouse gas emission prices and expenses planned to meet the Company’s emissions reduction targets. Notably, when assessing future cash flows, the Company includes the estimated costs in support of reaching its 2030 greenhouse gas emission-reduction plans, including its goal of net-zero Scope 1 and 2 emissions at all oil&gas properties by that timeline. Volumes are based on projected fields and facility production profiles. Management’s estimate of upstream production volumes used for projected cash flows makes use of proved reserve quantities and may include risk-adjusted unproved reserve quantities. Cash flow projections net of the related tax effects are then discounted to determine the net present value of those cash flows. The discount rate is a post-tax discount rate that approximates the one a market participant would utilize in estimating the net present value of assets similar to those owned by the Company. The Company utilizes post-tax cash flows and discount rates because it has estimated they would yield the same result as a pre-tax estimation.

In assessing the recoverability of the carrying amounts of its oil&gas assets the Company has adopted the following pricing assumptions, which remained largely unchanged from the previous assessment:

	2026	2028-2030	2040	2050
Brent crude oil price $/bbl real terms 2025:	68	75	65	53

Regarding natural gas properties which revenues are indexed to spot prices at European hubs our assumptions reflect a high degree of volatility in the short-term while remaining unchanged in the longer term, as follows:

	2026	2028-2030	2040	2050
Natural gas spot prices at TTF $/mmBTU real terms 2025:	11.8	7.9	7.6	6.9

Therefore, having retained its pricing assumptions substantially unchanged, in 2025 the Company recognized certain impairment losses which were mainly driven by downward reserves revisions as explained before.

Considering the highly judgmental nature of the assumptions underlying the recoverability of the carrying amounts of oil&gas properties, particularly long-term pricing assumptions, the Company stress-tested the outcome of its impairment review by applying a “haircut” of 10% to its pricing assumptions across all years of financial projections at each asset or group of asset as well as a one percentage point increase in the discount rate “weighted average cost of capital” WACC, holding all other factors constant, with the following impacts:

Possible estimated impairment losses (cumulative amount) (€ billion)
-10% to Brent prices	(1.0)
+100 b.p, increase to WACC	(0.2)

Other stress tests of the recoverability of E&P assets are disclosed in Note 15 to the Consolidated Financial Statements.

An asset or an asset group is impaired if its estimated cash flows discounted at a rate reflective of the cost of the capital to the Group are less than the carrying values. Impairments are measured by excess of the carrying value over value-in-use or fair value when available.

Fixed assets in other Company’s operating segments are tested for recoverability using a methodology similar to the E&P operating segment. Elements of judgement include forecasts of future industry margins, wholesale price of electricity, maintenance and development costs and expectations about average utilization rates of plants and renewable electricity generation facilities. Evidence of impairment indicators also include recent periods of operating losses in the context of the Company’s longer-term view of prices and margins.

In 2025, the Company recognized a minor impairment loss at its polyethylene manufacturing plants in the Versalis business unit based on the recent history of losses and management’s view of structural weaknesses in the supply/demand balance and in industry margins.

Other Impairment Estimates. Unproved oil&gas properties are assessed periodically to determine whether they have been impaired. Significant unproved properties are assessed for impairment individually, and valuation allowances against the capitalized costs are recorded based on the Company’s future development plans, the estimated economic chance of success, and the continuing commitment on part of the management to pursue exploration and appraisal activities, as well as length of time that the Company expects to hold the properties. Properties that are not individually significant are aggregated by groups and amortized based on development risk and average holding period.

Long-lived assets that are held for sale are evaluated for possible impairment by comparing the carrying value of the asset with its fair value less the cost to sell. If the net book value exceeds the fair value less cost to sell, the assets are considered impaired and adjusted to the lower value. Judgment is required to determine if assets are held for sale and to determine the fair value less cost to sell.

In 2025, we recorded an impairment loss of around €330 mln at a gas property to reflect the lower expected fair value in a disposal process than its carrying amount. This held-for-sale asset was part of the Company’s divestiture program to reduce risks and anticipate cash flows from long-lived assets.

Investments accounted for by the equity method are assessed for possible impairment when events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. Examples of key indicators include trends in quoted market prices, a history of operating losses, negative earnings and cash flow outlook, significant downward revisions to oil and gas reserves, and the financial condition and prospects for the investee’s business segment or geographic region. If the decline in value of the investment is other than temporary, the carrying value of the investment is written down to fair value. In the absence of market prices for the investment, discounted cash flows are used to assess fair value, which requires significant judgment.

Asset Retirement Obligations

The Company is subject to retirement obligations for oil&gas properties. The fair values of these obligations are recorded as liabilities on a discounted basis, which is typically at the time the assets are installed. In the estimation of fair value, the Corporation uses assumptions and judgments regarding such factors as the existence of a legal obligation for an asset retirement obligation, technical assessments of the expected expenditure, estimated amounts and timing of settlements, discount rates, and inflation rates. Those assumptions also consider the management’s expectations about possible impacts of the energy transition on the timing of assets decommissioning.

The most judgmental assumption about the recognition of decommissioning provisions concerns the expected timing of decommissioning, which incorporates estimations about the expected useful lives of oil&gas assets and the pace of the transition. In case our assumptions are too optimistic, we could incur an upward revision of the liability and increased amortization charges through P&L as well as being forced to review our finance needs. Management estimated that in case the timing of incurrence of decommissioning expenses is brought forward by five years, the book value of the provision would increase by around €1.2 billion.

In the case of refineries and petrochemicals complexes, decommissioning provisions are recognized when an asset is definitively shut down and no economic options exist to upgrade or reconvert the asset to produce decarbonized commodities.

Group profit and loss

The table below sets forth a summary of Eni’s profit and loss account for the periods indicated. All line items included in the table below are derived from the Consolidated Financial Statements prepared in accordance with IFRS. For the disclosure on 2024 Group results compared to 2023 see the Annual Report on Form 20-F 2024, filed to the SEC on April 4, 2025.

	Year ended December 31,
	2025	2024	2023
	(€ million)
Sales from operations	82,151	88,797	93,717
Other income and revenues (1)	1,478	2,417	1,099
Total revenues	83,629	91,214	94,816
Operating expenses	(70,296)	(74,544)	(77,221)
Other operating (expense) income	641	(352)	478
Depreciation, depletion and amortization	(7,349)	(7,600)	(7,479)
Impairment reversals (impairment losses) of tangible and intangible and right of use assets, net	(1,582)	(2,900)	(1,802)
Write-off of tangible and intangible and right of use assets	(33)	(580)	(535)
OPERATING PROFIT (LOSS)	5,010	5,238	8,257
Finance income (expense)	(819)	(599)	(473)
Income (expense) from investments	1,587	1,850	2,444
PROFIT (LOSS) BEFORE INCOME TAXES	5,778	6,489	10,228
Income taxes	(3,020)	(3,725)	(5,368)
Net profit (loss)	2,758	2,764	4,860
Attributable to:
- Eni's shareholders	2,608	2,624	4,771
- Non-controlling interest	150	140	89

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

	Year ended December 31,
	2025	2024	2023
	(€ million)
Exploration & Production	50,367	54,440	55,773
Global Gas & LNG Portfolio and Power	17,120	18,876	24,168
Enilive and Plenitude	29,278	31,301	32,877
Refining and Chemicals	18,179	21,210	23,061
Corporate and other activities	2,073	1,905	1,830
Consolidation adjustments	(34,866)	(38,935)	(43,992)
SALES FROM OPERATIONS	82,151	88,797	93,717

2025 compared to 2024. Sales from operations (revenues) for 2025 (€82,151 million) decreased by €6,646 million from 2024 (or down by 7.5%) due to lower energy commodities prices and the dollar depreciation, which negatively affected all business segments.

The average Brent price decreased by 15% and negatively affected the reported amounts of revenues in the E&P segment including crude oil trading activities. That reduction was partly offset by higher traded volumes. Sales in the GGP and Power segment were negatively affected by lower gas supplies with volumes down 14% (or 7 bcm) and lower spot gas prices in the seasonally strong fourth quarter. Sales in the Refining and Chemicals segment were negatively affected by lower commodity prices and a decline in sales volumes of refined products and petrochemicals products (down 14%), the latter also reflecting plant closures. Furthermore, the appreciation of the EUR vs the USD exchange rate (up by 4% for the yearly average) negatively affected the reported amounts of revenues mainly in the E&P segment.

The drivers of the changes in revenues year-on-year are detailed in the following table:

Sales from operations: change 2025 vs 2024	change	of which:	price effects	exchange rate effects	volume/mix effects
	(€ billion)
E&P	(4.1)		(5.4)	(2.3)	3.6

GGP and Power	(1.8)		0.2		(2.0)

Enilive and Plenitude	(2.0)		(1.3)		(0.7)

Refining and Chemicals	(3.1)		(1.6)		(1.5)

Other income and revenues

2025 compared to 2024. Eni’s other income and revenues amounted to €1,478 million, a decrease of €939 million. The reduction from the previous year was due to the circumstance that in the previous year Eni recognized an exception €1,048 million gain relating to the agreement with an Italian operator for the sharing of environmental costs incurred by Eni at certain decommissioned Italian sites jointly managed in the past. This line item included income and revenues relating to other oil and gas services, amounts billed to joint operators, gains on the disposal of assets and other income.

b) Operating expenses

The table below sets forth the components of Eni’s operating expenses for the periods indicated.

	Year ended December 31,
	2025	2024	2023
	(€ million)
Purchases, services and other	67,056	71,114	73,836
Impairment losses (impairment reversals) of trade and other receivables, net	11	168	249
Payroll and related costs	3,229	3,262	3,136
Operating expenses	70,296	74,544	77,221

2025 compared to 2024. Operating expenses for 2025 (€70,296 million) decreased by €4,248 million compared to 2024, down by 5.7%, primarily reflecting lower supply costs of raw materials (natural gas under long-term supply contracts, refinery and chemical feedstocks).

Payroll and related costs (€3,229 million) decreased slightly by €33 million from 2024 (down by 1.0%) mainly due to divestments activities outside Italy following the portfolio optimizations, partly offset by increases on wages mainly in Italy due to the renewal of collective labor agreements.

c) Depreciation, depletion, amortization, impairment losses (impairment reversals) net and write-off

The table below sets forth a breakdown of depreciation, depletion, amortization, impairment losses (impairment reversals) net and write-off for the periods indicated.

	Year ended December 31,
	2025	2024	2023
	(€ million)
Exploration & Production	6,061	6,353	6,271
Global Gas & LNG Portfolio and Power	279	267	295
Enilive and Plenitude	745	708	665
Refining and Chemicals	146	161	142
Corporate and other activities and impact of unrealized intragroup profit elimination	118	111	106
Total depreciation, depletion and amortization	7,349	7,600	7,479
Impairment losses (impairment reversals) of tangible and intangible assets, goodwill and right of use assets, net	1,582	2,900	1,802
Write-off of tangible and intangible and right of use assets	33	580	535
Total depreciation, depletion, amortization, impairment losses (impairment reversals) of tangible and intangible and right of use assets, net and write off of tangible and intangible and right of use assets	8,964	11,080	9,816

2025 compared to 2024. In 2025, depreciation, depletion and amortization charges (€7,349 million) decreased by €251 million from 2024, mainly in the Exploration & Production segment following the appreciation of the EUR vs. USD and the effect of amortization suspension at certain assets that were reclassified as held-for-sale. Those decreases were partly offset by higher charges due to projects start-ups and reserves revisions. Charges increased in the Enilive and Plenitude segment due to start-ups of new renewable energy installations.

In 2025, the Group recorded impairment losses at property, plant and equipment for a total amount of €1,582 million, out of which €1,081 million were recorded at the Exploration & Production segment, mainly at certain assets in Congo and Cote d’Ivoire due to the alignment to the fair value of divestments as part of an ongoing portfolio optimization. Other impairment charges were driven by reserves revisions and changed pricing assumptions at oil&gas assets in Italy, Turkmenistan, the United Arab Emirates and the USA. The Refining and Chemicals segment incurred €451 million of impairment losses driven by the write-off of expenditures incurred in the year for compliance and stay-in-business at certain Cash Generating Units with expected negative cash flows in the Refining business (€253 million) and in the Chemicals business (€198 million), with the latter also including a write-off of an uneconomical business line due to a reduced profitability outlook because of continuing margins deterioration.

Write-off of tangible and intangible and right of use assets amounted to €33 million and mainly related to the E&P segment as capitalized costs of suspended exploratory wells were expensed through profit due to unsuccessful assessment of commerciality of reserves or economic feasibility of projects in Algeria and Oman. Exploration wells write-offs were significantly lower than in the comparative period.

  d) Operating profit (loss) by segment

The table below sets forth Eni’s operating profit by business segment for the periods indicated.

	Year ended December 31,
	2025	2024	2023
	(€ million)
Exploration & Production	6,302	6,715	8,693
Global Gas & LNG Portfolio and Power	1,770	(909)	2,626
Enilive and Plenitude	652	1,589	(74)
Refining and Chemicals	(2,485)	(1,681)	(2,121)
Corporate and other activities	(1,499)	(371)	(948)
Impact of unrealized intragroup profit elimination	270	(105)	81
Operating profit (loss)	5,010	5,238	8,257

Exploration & Production. In 2025, the Exploration & Production segment reported an operating profit of €6,302 million, with a decrease of €413 million compared to the operating profit of €6,715 million reported in 2024. This decrease was driven by lower crude oil prices (international oil price for the Brent benchmark crude oil declined by 15%) reflecting oversupplied markets and macroeconomic uncertainty.

In 2025, Eni’s average realized prices for crude oil and natural gas liquids decreased by 7% on average, with Eni’s average liquids prices decreasing by 13%. Lower crude oil realizations exchange rate effect and impacts of divestments made in 2024 were partly offset by production growth, better volume mix, cost efficiencies, significantly lower exploration wells write-offs and asset impairment losses.

In reviewing the performance of the Company’s business segments and with a view to better explaining year-on-year changes in segment base performance, management generally excludes the identified gains and losses presented below to assess the underlying industrial trends and obtain a better comparison of core business performance across reporting periods. In 2025, identified gains and losses included impairment losses of €1,081 million and minor other charges net.

Excluding those items, the E&P segment reported a Non-GAAP operating profit of €7,493 million, with a decrease of €1,727 million from 2024, down by 19%, driven by lower realizations in US dollars at equity production, exchange rate effect and impacts of divestments made in 2024. These negatives were partly offset by higher production sold, better volume mix effects, lower exploration write-offs, as well as by cost efficiencies.

	change	of which:	price effects	exchange rate effects	volume/mix effects	cost effects
	(€ million)
Change in E&P Non-GAAP operating profit (loss) 2025 vs. 2024	(1,727)		(1,798)	(378)	118	331

	Year ended December 31,
	2025	2024	2023
Exploration & Production	(€ million)
GAAP operating profit (loss)	6,302	6,715	8,693
Impairment losses (impairment reversals), net	1,081	2,203	1,043
Net gains on disposal of assets	(10)	(25)	2
Environmental provisions	24	9	81
Risk provisions	122	9	7
Reclassification of currency derivatives and translation effects to management measure of business performance	(48)	22	73
Write off of exploration projects		140
Other	22	147	225
Total identified gains and charges	1,191	2,505	1,431
Non-GAAP operating profit (loss)	7,493	9,220	10,124

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

In 2025, the GGP and Power segment reported an operating profit of €1,770 million compared to a loss of €909 million in 2024. This increase was positively affected by movements in fair-valued commodity derivatives entered into (from a loss of €1,740 million in 2024 to a gain of €377 million in 2025), a large part of which was lacking correlation with the underlying performance due to the accounting under IFRS, as well as lower sales volumes, reduced gas prices in the seasonally strong fourth quarter, and other scenario effects.

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

We enter into commodity and currency derivatives to reduce our exposure to: (i) the commodity risk due to different indexation between the purchase cost and the selling price of gas or to lock in a commercial margin once a sale contract has been signed or is highly probable; and (ii) the underlying exchange rate risk due to the fact that our selling prices are indexed to the euro and our supply costs are denominated in dollars. These derivatives normally hedge the Group net exposure to commodities and exchange rates but do not meet the requirements for being accounted for as hedges in accordance with IFRS. As part of our ordinary activities, we also entered into forward gas sale contracts which are intended to be settled with the delivery of the commodity and which are accounted at fair value because they were not eligible for the own use exemption at their inceptions, whereas purchase costs of gas were accounted on an accrual basis.

In explaining year-on-year changes and in evaluating the business performance, management believes that is appropriate to exclude the fair value of commodity derivatives which lacked the formal criteria to be accounted for as hedges or were not eligible for the own use exemption, including the ineffective portion of cash flow hedges. We also excluded from our measure of underlying performance the effects of the settlement of certain commodity derivatives of which the underlying physical transaction had yet to be finalized with the delivery of the commodity. Furthermore, although the Group classifies within net finance expense those gains and losses on currency derivatives, as well as on the alignment of trade receivables and payables denominated in dollars into the accounts of euro subsidiaries at the closing rate, we believe that it is appropriate to consider those gains and losses on currency derivatives and currency differences at our dollar-denominated trade payables and receivables as part of the underlying business performance. In 2025, those fair value effects on commodity derivatives amounted to a gain of €377 million, while in 2024 those fair value effects amounted to a charge of €1,740 million. In 2025, identified items also included a €46 million charge determined as a timing difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS as measured at the balance sheet date and the management’s own measure of performance, which considers the storage injection season and the withdrawal season and defer the margins captured by leveraging the seasonal “summer vs. winter” spreads in gas prices net of the effects of the associated commodity derivatives to when those volumes held in storage are actually sold, normally during the next withdrawal winter season.

Excluding the below-listed gains and charges, the GGP business reported a Non-GAAP operating profit of €1,015 million, with a decrease of €84 million from 2024, while the Power business reported an adjusted operating profit of €347 million, up by €211 million from 2024, for a net increase of 127 million for the segment. The increase was due a one-off gain in the Power business due to a contract renegotiation, partly offset by negative scenario effects, lower sales volumes and reduced benefits of contract renegotiations and settlments in the GGP business. The GGP business operating performance was underpinned by continued margin improvement from gas and LNG portfolio optimization activities, including asset-backed trading actions.

	change	of which:	price effects	contract renegotiations and risk provisions	cost effects
	(€ million)
Change in GGP and Power Non-GAAP operating profit (loss) 2025 vs. 2024	127		(67)	255	(61)

	Year ended December 31,
	2025	2024	2023
Global Gas & LNG Portfolio and Power	(€ million)
GAAP operating profit (loss)	1,770	(909)	2,626
Impairment losses (impairment reversals), net	(18)	101	(38)
Provision for redundancy incentives	2	1	6
Fair value (gains)/losses on commodity derivatives	(377)	1,740	99
Reclassification of currency derivatives and translation effects to management measure of business performance	(292)	228	(105)
Other	277	74	825
Total identified gains and charges	(408)	2,144	787
Non-GAAP operating profit (loss)	1,362	1,235	3,413
- Global Gas & LNG Portfolio	1,015	1,099	3,247
- Power	347	136	166

Enilive and Plenitude. In 2025, the Enilive and Plenitude segment reported an operating profit of €652 million, compared to an operating profit of €1,589 million in 2024, representing a decrease of €937 million. Enilive reported an operating profit of €499 million (€282 million in 2024), while Plenitude reported an operating profit of €153 million, compared to an operating profit of €1,307 million in 2024.

The main item excluded from GAAP operating profit in determining the Non-GAAP profitability measure of Plenitude were the effects related to fair value changes of commodity derivatives lacking the formal criteria to be accounted as hedges under IFRS, which exhibited significant volatility y-o-y, and provisions for environmental remediation and other charges.

In reviewing the performance of the Company’s business segments and with a view to better explaining year-on-year changes in the segment performance, management generally excludes derivatives effects and the other identified gains and losses described above in order to assess the underlying industrial trends and obtain a better comparison of base business performance across reporting periods.

Excluding those items, the Enilive business reported a Non-GAAP operating profit of €682 million (an operating profit of €571 million in 2024), helped by higher results of the biorefining business in Italy, mainly driven by a recovery of biofuels margins and by higher processed volumes. The performance of the retail business was steady.

The Plenitude business reported a Non-GAAP operating profit of €554 million, lower than operating profit of €616 million in 2024, due to weaker results in the retail business, mainly related to a reduced contribution of the activity of energy efficiency solutions and increasing competitive pressure, partly offset by higher volumes of electricity generation at renewable plants reflecting capacity additions.

	change	of which:	price effects	volume/mix effects	cost effects
	(€ million)
Change in Enilive Non-GAAP operating profit (loss) 2025 vs. 2024	111		80	95	(64)
Change in Plenitude Non-GAAP operating profit (loss) 2025 vs. 2024	(62)		(50)	14	(26)

The items excluded from GAAP operating loss in determining the Non-GAAP measure of profitability mainly include effects associated with commodity fair-valued derivatives, lacking the formal criteria to be classified as hedges under IFRS which amounted to a charge of €368 million.

	Year ended December 31,
	2025	2024	2023
Enilive and Plenitude	(€ million)
GAAP operating profit (loss)	652	1,589	(74)
(Profit) loss on inventory	115	112	47
Risk provisions		2	8
Impairment losses (impairment reversals), net	7	113	45
Environmental provisions	57	38	36
Provision for redundancy incentives	2	(2)	22
Fair value (gains)/losses on commodity derivatives	368	(682)	1,142
Reclassification of currency derivatives and translation effects to management measure of business performance	(1)	(1)	2
Other	36	18	29
Total identified gains and charges	584	(402)	1,331
Non-GAAP operating profit (loss)	1,236	1,187	1,257
of which:
- Enilive	682	571	742
-Plenitude	554	616	515

Refining and Chemicals

In 2025, this segment reported an operating loss of €2,485 million compared to a loss of €1,681 million in the previous year, due to an almost €0.6 billion increased loss on inventories evaluated at the weighted average cost or net realized value whichever is the lower, and a deteriorated performance of the chemical business affected by a negative scenario.

The main item excluded from GAAP operating profit in determining the Non-GAAP profitability measure of this segment is the inventory holding gain (or loss). Inventory holding gains or losses represent the difference between the cost of sales of the volumes sold during the period calculated using the cost of supplies incurred during the same period and the cost of sales calculated using the weighted average cost method. Under the weighted average cost method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant impact on reported income thereby affecting comparability. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a weighted average cost method basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a quarterly or monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions. We regard the inventory holding gain or loss, including any write-down to align the carrying amounts of inventories to their net realizable value at the reporting date, as lacking correlation to the underlying business performance which we track by matching revenues with current costs of supplies.

Other identified charges included asset impairments and environmental risk provisions.

In 2025, Eni’s refining business reported a Non-GAAP operating loss of €77 million, in line with the year-ago loss.

In addition to the inventory holding profit (or loss), the identified items of this business for the year 2025 comprised the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows (€253 million) and environmental provisions of €133 million reflecting updated estimates of remediation costs at operational hubs.

The Chemical business reported a non-GAAP operating loss of €819 million in 2025, compared to a non-GAAP operating loss of €814 million in 2024 due to lower products margins and to a lesser extent, reduced sales volumes driven by lower demand across all business segments due to a slowdown in the macro environment and comparatively higher production costs in Europe for energy inputs and other expenses, which reduced the competitiveness of Versalis production with respect to US and Asian players, against the backdrop of global overcapacity and rising competitive pressures. Those negatives were partly offset by lower expenses due to plant closures and cost efficiencies. The Eni’s subsidiary is implementing a vast and complex turnaround plan to regain profitability by shutting down unprofitable plants, upgrading uneconomical facilities to manufacturing hubs for the energy transition and developing remunerative product lines like biochemicals, polymers from recycled plastics and compounding. As part of this plan, the two loss-making cracking plants of Brindisi and Priolo have been definitively halted. The management expects improvements to the operating profit in the course of 2026.

In addition to the inventory holding profit (or loss), the identified items of this business for the year 2025 comprised an impairment loss taken at polyethylene plants reflecting a deteriorated profitability outlook and the write-down of capital expenditures made for compliance and stay-in-business (€198 million) at certain CGU with expected negative cash flows and environmental provisions of around €173 million relating estimations of remediation costs in hubs under transformation and other charges of around €77 million reflecting the costs incurred to close down unprofitable plants.

	change	of which:	price effects	volume/mix effects	cost effects
	(€ million)
Change in Refining Non-GAAP operating profit (loss) 2025 vs. 2024	(1)		141	(108)	(34)
Change in Chemical Non-GAAP operating profit (loss) 2025 vs. 2024	(5)		(42)	(43)	80

	Year ended December 31,
	2025	2024	2023
Refining and Chemicals	(€ million)
GAAP operating profit (loss)	(2,485)	(1,681)	(2,121)
(Profit) loss on inventory	684	95	557
Environmental provisions and other costs net of a gain of an environmental agreement	306	177	337
Impairment losses (impairment reversals), net	451	455	726
Net gains on disposal of assets	(5)	(2)	(9)
Risk provisions	36	33	11
Provision for redundancy incentives	11	19	31
Fair value (gains)/losses on commodity derivatives	(8)	(1)	(1)
Reclassification of currency derivatives and translation effects to management measure of business performance	7	6	11
Other	107	9	96
Total identified gains and charges	1,589	791	1,759
Non-GAAP operating profit (loss)	(896)	(890)	(362)
- Refining	(77)	(76)	252
- Chemicals	(819)	(814)	(614)

Corporate and Other activities. These activities are mainly cost centers comprising holdings, financing and treasury activities in support of operating subsidiaries, central functions like legal affairs, human resources, captive insurance activities, general and administrative support, as well as research and development, new technologies, business digitalization and the environmental activity developed by the subsidiary Eni Rewind. Furthermore, the results of CCUS and Agribusiness of Eni have been included in the “Corporate and other activities” reporting segment. More information on the Company's segment reporting is disclosed in note n.35 to the Consolidated Financial Statements.

The aggregate Corporate and Other activities reported an operating loss of €1,499 million compared with a loss of €371 million in 2024. A higher loss was due to a risk provision relating to a proceeding pending before the Italian Antitrust Authority (AGCM) and the circumstance that in the previous year Eni recognized a one-off gain relating to the agreement with an Italian operator for the sharing of environmental costs incurred by Eni at certain decommissioned Italian sites jointly managed in the past.

e) Net finance expenses

The table below sets forth a breakdown of Eni’s net financial expenses for the periods indicated:

	Year ended December 31,
	2025	2024	2023
	(€ million)
Income (expense) on derivative financial instruments	(80)	278	(61)
of which - Derivatives on exchange rate	(86)	310	(63)
- Derivatives on interest rate	6	(32)	2
Exchange differences, net	133	(38)	255
Finance expense from banks on short and long-term debt	(1,026)	(1,185)	(874)
Interest expense for lease liabilities	(348)	(314)	(267)
Interest income due to banks	191	294	356
Net income from financial assets measured at fair value through profit or loss	235	388	284
Finance expense due to the passage of time (accretion discount)	(250)	(261)	(341)
Other finance income and expense, net	204	17	81
	(941)	(821)	(567)
Finance expense capitalized	122	222	94
NET FINANCE EXPENSES	(819)	(599)	(473)

In 2025, net finance expenses were €819 million (€599 million in 2024). The increase in net finance expenses in 2025 compared to 2024 was due to lower gains at commodity derivatives due to trends in the EUR vs USD exchange rates and lower income recorded at fair-valued financial assets held for trading.

f) Net income from investments

The table below sets forth a breakdown of Eni’s net income from investments for the periods indicated:

	Year ended December 31,
	2025	2024	2023
	(€ million)
Share of gains (losses) from equity-accounted investments	1,161	866	1,336
Dividends	242	227	255
Net gains (losses) on disposals	77	562	430
Other income (expense), net	107	195	423
	1,587	1,850	2,444

In 2025, the Group reported a net profit from investments of €1,587 million, down by €263 million from 2024 mainly due to lower net gains on the disposal of assets (down by €485 million), following the circumstance that in 2024 this line item included the gains on the divestment of certain assets in the E&P segment as well as the sale of a 10% stake in the equity interests of Saipem. This reduction was partly offset by increasing Eni’s share of profits generated by equity-accounted investments (up by €295 million) and was mainly driven by higher profits in the Exploration & Production segment (up by €212 million), mainly driven by a higher net result at Vår Energi due to asset revaluations and exchange rate gains, and in the Refining and Chemical segment (up by €47 million) as well as in the Corporate and Other activities segment (up by €44 million).

A break-down of profits earned for the main investments is provided below:

(i)

in E&P, we recognized a profit of €1,116 million, an increase of €212 million. It included Eni’s share of results in the joint venture Vår Energi (€602 million), the Azule Energy Holdings joint venture (€415 million), as well as Eni’s share in Ithaca Energy (loss of €15 million);

(ii)	The GGP SeaCorridor associate for €32 million;
(iii)	The Refining ADNOC Refining&Trading associate, where we recognized a profit of €121 million ;
(iv)	the joint venture Saipem, where we recognized a profit of €71 million.

Dividends of €242 million were paid by minority investments in certain entities which were designated at fair value through other comprehensive income under IFRS 9, except for dividends which were recorded through profit. These entities mainly comprised Nigeria LNG Ltd (€156 million) and Everen Ltd (€30 million).

Net gains on the disposal of assets amounted to €77 million, decreasing by €485 mainly and referred to the divestment of an interest in Ithaca Energy and the sale of a 49.99% stake in Eni CCUS Holding.

g) Taxes

In 2025, income taxes decreased by €705 million to €3,020 million and compared to the pre-tax profit of €5,778 million resulted in a tax rate of 52.3% (compared to 57.4% in 2024). The reduction in 2025 tax rate was due to : i) recognition of €385 million of deferred tax assets at Italian subsidiaries due to reinstatement of previously written-off tax-loss carryforwards reflecting an improved profitability outlook; ii) a better geographical mix of profits before taxes in E&P reflecting higher contribution from jurisdictions with lower-than-average tax rates also as result of portfolio rationalization; iii) recognition of the tax benefit associated with previously incurred exploration expenses at certain development projects that were matured to final investment decision “FID” in 2025; iv) lower non-deductible charges recorded at certain E&P foreign subsidiaries.

The management also calculated an adjusted tax rate which excluded identified items from taxable profit and the tax effect associated with identified items and write-ups of previously impaired tax assets from the line-item income taxes. This adjusted tax rate, which is the measure of tax rate tracked by management, decreased by approximately 8 percentage points in 2025 compared to 2024, to 44%. The reduction in the Group adjusted tax rate was driven by the E&P segment due to recognition of a one-off benefit as several development projects were matured to FID enabling the recognition of the tax benefit associated with previously incurred exploration expenses, and a better geographical mix of pre-tax profits as explained above.

Liquidity and capital resources

Eni’s cash requirements for working capital, dividends to shareholders, capital expenditures, acquisitions and share repurchases have been financed in the last three years primarily by a combination of funds generated from operations, issues of equity investments (hybrid bonds), divestments of property, plant and equipment and shareholdings in equity accounted entities, or the reimbursement of operating financing receivables owed to Eni by unconsolidated entities, and in 2025 also by taking on new finance debt. The Group continually monitors the balance between cash flow from operating activities and net expenditures, targeting a sound and balanced financing structure.

The following table summarizes the Group cash flows and the principal components of Eni’s change in cash and cash equivalent for the periods indicated.

This cash flow statement is a GAAP measure of cash flow and is presented herein to help readers understand the change in the year of the Group net borrowings which is a NON-GAAP measure as explained further on.

	Year ended December 31,
	2025	2024	2023
	(€ million)
Net profit (loss)	2,758	2,764	4,860
Adjustments to reconcile net profit to net cash provided by operating activities:
- amortization and depreciation charges, impairment losses, write-off and other non monetary items	7,209	9,951	7,781
- net gains on disposal of assets	(99)	(601)	(441)
- dividends, interest, taxes and other changes	3,590	4,246	5,596
Changes in working capital related to operations	2,735	1,286	1,811
Dividends received by equity investments	1,785	1,946	2,255
Taxes paid	(3,737)	(5,826)	(6,283)
Interests (paid) received	(911)	(674)	(460)
Net cash provided by operating activities	13,330	13,092	15,119
Capital expenditures	(8,647)	(8,485)	(9,215)
Acquisition of investments and businesses	(878)	(2,593)	(2,592)
Disposals of consolidated subsidiaries, businesses, tangible and intangible assets and investments	1,383	2,788	596
Other cash flow related to investing activities	183	(996)	(348)
Net cash inflow (outflow) related to financial activities	(1,339)	(531)	2,194
Changes in short and long-term finance debt	(2,555)	(1,293)	315
Repayment of lease liabilities	(1,250)	(1,205)	(963)
Dividends paid and changes in non-controlling interests and reserves	537	(4,522)	(4,882)
Net issue (repayment) of perpetual hybrid bond	(328)	1,640	(138)
Effect of changes in consolidation and exchange differences of cash and cash equivalent	(198)	83	(62)
Net increase (decrease) in cash and cash equivalent	238	(2,022)	24
Cash and cash equivalent at the beginning of the year	8,183	10,205	10,181
Cash and cash equivalent at year end	8,421	8,183	10,205

	Year ended December 31,
	2025	2024	2023
	(€ million)
Net cash provided by operating activities	13,330	13,092	15,119
Capital expenditures	(8,647)	(8,485)	(9,215)
Acquisitions of investments and businesses	(878)	(2,593)	(2,592)
Disposals of consolidated subsidiaries, businesses, tangible and intangible assets and investments	1,383	2,788	596
Other cash flow related to capital expenditures, investments and divestments	183	(996)	(348)
Repayment of lease liabilities	(1,250)	(1,205)	(963)
Net borrowings (1) of acquired companies	(762)	(631)	(234)
Net borrowings (1) of divested companies	362		(155)
Exchange differences on net borrowings and other changes	(1,141)	(364)	(1,061)
Dividends paid, share repurchases and changes in minority interest and reserves	537	(4,522)	(4,882)
Net issue (repayment) of perpetual hybrid bond	(328)	1,640	(138)
Change in net borrowings(1) before IFRS 16 effects	2,789	(1,276)	(3,873)
Repayment of lease liabilities	1,250	1,205	963
Inception of new leases and other changes	(497)	(2,322)	(1,348)
Change in net borrowings after IFRS 16 effects (1)	3,542	(2,393)	(4,258)
Net borrowings (1) at the beginning of the year	18,628	16,235	11,977
Net borrowings (1) at year end	15,086	18,628	16,235

(1) Net borrowings is a non-GAAP financial measure. For a discussion of the usefulness of net borrowings and its reconciliation with the most directly comparable GAAP financial measures see “Financial Condition” below.

In 2025, adjustments to reconcile the net profit reported in the year to net cash provided by operating activities mainly related to depreciation, depletion, amortization, impairment charges and results of equity-accounted entities for €7,209 million. Adjustments to net profit also included accrued income taxes (€3,020 million) and net interest expense (€812 million), which were partly offset by amounts actually paid (€3,737 million and €911 million, respectively).

The dividends received by equity-accounted investments of €1,785 million mainly related to Azule Energy Holdings, Vår Energi and Adnoc R&T, while other dividends recorded through profit of €156 million mainly related to Nigeria LNG.

a) Changes in working capital related to operations

In 2025, working capital generated an inflow of €2,735 million driven by several initiatives to optimize working capital needs including non-recourse arrangements to discount certain receivables in support of supply and trading activities and the management of credit risk, partly offset by the cash-outs relating to utilizations of provisions in connection with advancement of Group’s decommissioning activities at oil&gas assets and environmental remediation programs.

	Year ended December 31,
	2025	2024	2023
	(€ million)
Exploration & Production	6,253	6,055	7,135
Global Gas & LNG Portfolio and Power	109	110	119
Enilive and Plenitude	1,232	1,303	1,064
Refining and Chemicals	663	632	556
Corporate and other activities	430	408	360
Impact of unrealized intragroup profit elimination	(40)	(23)	(19)
Capital expenditures	8,647	8,485	9,215
Acquisitions of investments and businesses	878	2,593	2,592
	9,525	11,078	11,807
Disposals of consolidated subsidiaries, businesses, tangible and intangible assets and investments	(1,383)	(2,788)	(596)

Capital expenditures totaled €8,647 million and €8,485 million, respectively in 2025 and in 2024.

For a discussion of capital expenditures by business segment and a description of year-on-year changes see “Capital expenditures by segment”.

Cash outflows for acquisitions of €878 million mainly related to the purchase of renewable generation capacity at Plenitude (€0.5 billion) and additional working interest at certain fields in the E&P  (€0.1 billion). These outflows were offset by the divestment of a 30% stake in the Baleine project (€1.1 billion) and other non-strategic fields in Congo.

b) Dividends paid, share repurchases and changes in non-controlling interests and reserves

In 2025, dividends paid and changes in non-controlling interests and reserves (€537 million) related to the dividends paid to Eni shareholders (€3,080 million which comprised two quarterly installments of the 2024 dividend for about €1.5 billion and the first and the second quarterly installment of the 2025 dividend of €0.26 per share each, amounting to €1.6 billion). The company purchased own shares for an amount of €1,896 million to complete the 2024 buy-back program (€0.4 billion) and as a part of the 2025 new buy-back program (€1.5 billion). As of February 18, 2026, the 2025 buy-back program was completed with an overall amount of 119 million shares purchased for a cash outlay of €1,800 million.

Cash returns to shareholders were offset by the cash-ins associated with transactions among owners as the Company agreed to dispose noncontrolling interests in Enilive where KKR equity fund finalized an investment of 30% in the share capital of the subsidiary for net proceeds of €3.57 billion to Eni, and Plenitude where Ares equity fund purchased a 20% interest for €2 billion and previously EIP fund increase its outstanding stake by further 2.4% to 10% for cash consideration of €0.21 billion.

Financial condition

Management assesses the Group’s capital structure and financial condition by tracking net borrowings, which is a non-GAAP financial measure. Eni calculates net borrowings as total finance debt (short-term and long-term debt, including finance leases as per IFRS 16) derived from its Consolidated Financial Statements prepared in accordance with IFRS less: cash, cash equivalents and certain highly liquid investments not related to operations including, among others, a liquidity reserve made of held-for-trading securities and finally other liquid assets not related to operations, mainly cash deposits at exchanges and other financial counterparts established as a collateral of derivative transactions. The Group also included in its financial assets subtracted from gross finance debt certain long-term financing receivables owed to us by non-consolidated entities to reflect the increasing financial autonomy of such entities as provided by our “satellite strategy”, resulting in the Group being exposed only to a credit risk with respect to those entities. The amount of those long-term financing receivables reclassified among financial assets was around €3 billion as of December 31, 2025. Net borrowing is also calculated by excluding liabilities of financial leases (ex IFRS 16).

Financial assets measured at fair value through profit or loss constituting part of the Group’s liquidity reserves amounted to around €7 billion as of end of 2025 and were accounted as mark-to-market financial instruments. Of this amount, fixed income securities issued by industrial companies and financial institutions were €6.1 billion. Although the fair value of these investments is netted from financial debt in our calculation of net borrowings, there is no certainty that these investments could be readily monetizable at their carrying value, particularly in the event of market stress. For further information, see “Item 18 – Note 7 – Financial assets at fair value through profit and loss – of the Notes to the Consolidated Financial Statements”.

Management believes that net borrowings is a useful measure of Eni’s financial condition as it provides insight about the soundness of Eni’s capital structure and the ways in which Eni’s operating assets are financed. In addition, management utilizes the ratio of net borrowings to total shareholders’ equity including non-controlling interest plus net borrowings “gearing” to assess Eni’s capital structure, to analyse whether the ratio between finance debt and total funds is well balanced compared to industry standards and to track management’s short-term and medium-term targets. That ratio is also calculated excluding IFRS 16 lease liabilities from both numerator and denominator. Management continuously monitors trends in net borrowings and trends in gearing in order to optimize the use of internally-generated funds versus funds from third parties. The measure calculated in accordance with IFRS that is most directly comparable to net borrowings is total finance debt (short-term and long-term debt). The most directly comparable measure, derived from IFRS reported amounts, to gearing is the ratio of total debt to shareholders’ equity (including non-controlling interest) plus total finance debt. Eni’s presentation and calculation of net borrowings and gearing may not be comparable to other companies.

The tables below set forth the calculations of net borrowings and gearing for the periods indicated and their reconciliation to the most directly comparable GAAP measure.

	(€ million)	Dec 31 2025	Dec 31 2024
Total finance debt including lease liabilities		34,164	36,801
less:
Cash and cash equivalents (a)		(8,242)	(8,183)
Financial assets measured at fair value through profit or loss		(6,991)	(6,797)
Financing receivables held for non-operating purposes (b)		(3,845)	(3,193)
Lease liabilities		(5,700)	(6,453)
Net borrowings excluding lease liabilities (a)		9,386	12,175
Shareholders' equity including non-controlling interest (b)		52,787	55,648
Gearing before lease liabilities ex IFRS 16 (a/b+a)		0.15	0.18

(a) It includes €142 mln of cash at held-for-sale subsidiaries provisionally deposited at third-party banks at the end of 2025 and then moved to the Group cash pooling at the beginning of 2026.

(b) Considering Eni’s strategy based on the satellite model which envisages an increasing financial autonomy of non-consolidated entities, it includes loans granted to certain JVs, where Eni is exposed solely to a credit risk as a repayment plan is scheduled. Therefore, such financing receivables have been netted against gross finance debt to determine Eni’s net borrowings and to calculate the Group gearing. See also Item 18 - Note 20 on Consolidated Financial Statements.

	As of December 31,
	2025	2024
	(€ million)
Shareholders’ equity including non-controlling interest as per Eni’s Consolidated Financial Statements prepared in accordance with IFRS	52,787	55,648
Ratio of finance debt including lease liabilities to total equity plus finance debt	0.39	0.40
Less: ratio of cash, cash equivalents and financial assets to total equity plus net borrowings	(0.17)	(0.15)
Ratio of net borrowing to total equity plus net borrowings (gearing including IFRS 16 lease liabilities)	0.22	0.25
Ratio of net borrowing excluding lease liabilities to total equity plus net borrowings excluding lease liabilities (gearing ex IFRS 16)	0.15	0.18

At December 31, 2025, total finance debt of €34,164 million including lease liabilities consisted of €8,363 million of short-term debt (including the portion of long-term debt due within twelve months equal to €3,434 million) and €20,101 million of long-term debt. At the same date, lease liabilities were €5,700 million (short-term portion €1,263 million).

In 2025, net borrowings including lease liabilities amounted to €15,086 million, representing a €3,542 million decrease from 2024 driven by net cash provided by operating activities and proceeds from asset disposal and divestments of noncontrolling interests in subsidiaries significantly exceeding capital expenditures, cash returns to shareholders and other contractual obligations as IFRS 16 lease liabilities (down to €5,700 million as of December 31,2025 from €6,453 million as of December 31, 2024) mainly related to the Exploration & Production segment and comprised leases of certain FPSO vessels and platforms used in the development of the OCTP offshore projects in Ghana, Area 1 in Mexico and the Baleine project in Cote d’Ivoire, as well as the multi-year rental of rigs; to the Enilive business line relating to highways concessions, land leases, leases of service stations for the sale of oil products and the car fleet dedicated to the car sharing business; to the Corporate and Other activities segment mainly regarding property rental contracts (real estate and IT).

Net borrowings excluding the lease liabilities, which is the Non-GAAP measure of financial condition mostly tracked by management would amount to €9,386 million, down by €2.8 billion compared to December 31, 2024.

The ratio of finance debt to total equity plus finance debt was 0.39 at 2025 year-end, including the IFRS 16 lease liability (0.40 in 2024). Total equity of €52,787 million decreased by €2,861 million from December 31, 2024. This was due to negative foreign currency translation differences (€6,410 million) reflecting the depreciation of the US dollar vs. the euro as of December 31, 2025 vs. December 31, 2024, the payment of dividends to Eni shareholders (two tranches of the 2024 dividend for €1.5 billion and the first and the second quarterly instalment of the 2025 dividend for €1.6 billion) as well as the buy-back of Eni shares (€1.9 billion). Those decreases were partly offset by the net profit for the period (€2.76 billion), and the recognition through retained earnings of the positive difference between the book value of the noncontrolling interests in the subsidiaries Enilive and Plenitude divested to third parties and the consideration received (€3.4 billion).

The Group Non-GAAP measure of its financial condition mostly tracked by management was gearing calculated as ratio of net borrowings to total equity plus net borrowings excluding lease liabilities and was 0.15 at year end. Considering that in 2025 the non-controlling interest increased significantly, gearing calculated considering only equity attributable to Eni’s shareholders (€47.9 billion) would be 0.16.

Capital expenditures by segment

Exploration & Production. In 2025, capital expenditures of the Exploration & Production segment amounted to € 6,253 million and mainly related to the development of hydrocarbon fields (€5,502 million). Significant expenditures were directed mainly in the United Arab Emirates, Libya, Egypt, Indonesia, Algeria, Congo and Italy.

Global Gas & LNG Portfolio and Power.

In 2025, capital expenditure in the Global Gas & LNG portfolio and Power totaled €109 million relating to power plants upgrading.

Enilive and Plenitude In 2025, capital expenditures in the Enilive and Plenitude segment amounted to €1,232 million.  Plenitude’s capital expenditure was €764 million related to development activities in the renewable business, acquisition of new customers, as well as development of electric vehicles network infrastructure, Enilive’s capital expenditure was €468 million mainly related to biorefineries and marketing activity in Italy and in the rest of Europe, regulation compliance and stay-in-business initiatives in the retail network, as well as HSE initiatives.

Refining and Chemicals

In 2025, capital expenditures in the Refining and Chemicals segment amounted to €663 million and mainly related to: (i) traditional refining in Italy (€481 million) relating to the reconversion of Livorno in biorefinery, maintenance and stay-in-business; and (ii) circular economy and asset integrity in the chemical business (€182 million).

Recent developments and significant transactions

The table below sets forth certain indicators of the trading environment for the periods indicated (rounded for the first quarter 2026):

	Three months ended March 31,	January 1 through March 19,
	2025	2026
Average price of Brent dated crude oil in U.S. dollars (1)	75.7	76
Average EUR/USD exchange rate (2)	1.052	1.17
Standard Eni Refining Margin (SERM) (3)	3.8	10
Gas at the TTF in $/mmBTU	14.4	13

(1)	Price per barrel. Source: S&P Global Energy.
(2)	Source: ECB.
(3)	In $/BBL FOB Mediterranean Brent dated crude oil. Source: Eni calculations.

See “management expectations of operations” below for a discussion on how key market indicators are performing against management’s expectations.

The main business transactions that occurred in the first quarter 2026 are reported in Item 4. See also section “Subsequent events” in the Notes to the Consolidated Financial Statements.

Management’s expectations of operations

Business trends

Exploration & Production

In the next five-year plan 2026-2030, the management intends to increase the financial returns of the E&P segment at a constant scenario basis leveraging profitable production growth, capital and cost discipline, and reduction of time-to-market of projects. At the same time, we are planning to reduce CO2 direct emissions and methane emissions at our E&P operations.

Our plans are assuming a Brent crude oil price scenario of:

	2026	2027	2028-2030	2040	2050
Brent crude oil price $/bbl real terms 2025:	68	66	75	65	53

Our long-term price forecast factored our expectations about possible impacts of the energy transition on crude oil demand and prices. Our Brent price assumption in nominal terms for 2026 is 70 $/bbl.

Against those pricing assumptions, we plan to increase production at a compounded average growth rate “CAGR” of around 3-4% through 2030. This growth rate would be higher when excluding impacts of the planned divestment of part of our working interests at certain assets. The main drivers of this expected growth are the development of new projects in Libya, Qatar, UAE, Egypt, the subsequent project phases at the Baleine field off Cote d’Ivoire and at the Congo FLNG project where a floating production vessel was moored at the end of 2025, the start of an LNG-focused joint venture in Indonesia, as well as new fields start-ups and ramp-ups in Angola and Norway. The long-term plateau will be supported by the development of our more recent discoveries, like the gas discoveries off Cyprus, the Coral North gas discovery off Mozambique, where we took FID in 2025, and finally the first gas at the large Argentina FLNG project expected in the medium term. New fields start-up and ramp-up will contribute around 850 KBOE/d of new production in 2030, underpinning achievement of our growth objectives. LNG expansion is expected to make the largest contribution to this expected growth. Therefore, our production plans contemplate a gradual increase of the proportion of natural gas, liquefied natural gas and natural gas liquids in the production mix till achieving a higher share than liquids by 2030. Another feature of our production plans is geographic diversification as we expect to significantly increase the share of Americas and Far East in our portfolio at 2030, gaining better exposure to fast growing energy markets.

Due to market risks and uncertainties, management intends to retain a strong focus on capital and cost discipline, on shortening the projects cycle and on reducing the time-to-market of our reserves and the breakeven Brent price as levers to maintain our development projects profitable through the cycle.

We plan to invest a major part of the Group  €29 billion gross expenditures budgeted for the next five-year plan 2026-2030 to explore for and develop hydrocarbons reserves. Those expenditures do not include expected expenditures that will be incurred by our participated joint ventures and associates, like the expenditures that will be incurred by Var Energi, Azule Energy, Ithaca Energy and the LNG joint venture in Indonesia/Malaysia, this latter expected to become operational by mid-2026. Those equity-accounted entities are expected to self-finance their respective capital expenditures requirements, without recurring to shareholders’ funds. Our capex plan includes the assumptions of continuing inflationary pressures throughout the E&P supply chain, albeit at a slower pace than in recent years, and a gradual appreciation of USD vs the EUR.

Our strategy is designed to retain profitable and cash-generative E&P operations, by leveraging accretive exploration and effective development and field operation activities to accelerate the time-to-market of reserves which will help the Company reduce projects’ pay-back period, minimize financial exposure and lower the full cycle cost of the barrel and hence the Brent breakeven price. The execution of an asset disposition plan will help accelerate the cash conversion cycle of reserves, i.e. in a stage earlier than production. Asset dispositions will target high-potential discoveries with large working interests, where we can dilute our stakes maintaining the operatorship in line with our dual exploration model, as well as mature producing fields. The cash proceeds from asset disposals will reduce the cash requirements to fund the organic growth plans. As part of this model, in 2025 we divested a 30% interest in the large Baleine oilfield offshore Cote d’Ivoire with net proceeds of €1.1 billion and we are planning to divest a further 10% interest of this asset as well as a 25% interest in the Congo FLNG project.

We believe that this strategy based on capital discipline and acceleration of the cash conversion cycle of reserves is warranted to reduce the segment’s financial exposure and the Brent price of breakeven of projects given current uncertainties in the short- and medium-term outlook due to a possible macroeconomic slowdown and risks of oversupplies, as well as the risks posed by the energy transition in a longer term.

We plan to carefully select our development projects against our pricing assumptions and minimum requirements of internal rates of return. We intend to reduce financial exposure and the execution risk leveraging on a phased approach in developing our projects. Although we plan to deliver our planned projects on time and on budget, several of our projects are complex due to scale and reach of operations, environmentally sensitive locations, external conditions, including offshore operations, potential industry bottlenecks like in the case of shipyards and rigs and other industry limits and other considerations including the risk factors described in Item 3. These constraints and factors might cause delays and cost overruns. In addition, costs of industrial inputs (labor, materials, field services) are expected to rise driven by inflation, albeit at a smaller pace than in recent years. Sticky inflationary pressures in the oil supply chain have been driven by downsizing, restructuring, merging and investment reduction at suppliers of specialized oilfield services, rigs, and other equipment in response to a prolonged downturn in the oil sector from 2015 throughout the COVID pandemic and now again with the 2025 oil price downturn, resulting in possible or actual constraints in the supply of vessels, rigs and skilled labor. Our capital plans included our best assumptions of expected cost increases due to inflation. To deliver on our expected rate of returns at our projects and on reducing the time-to-market of reserves we are planning to:

•         performing project activities in accordance with a so-called parallel approach as opposed to a sequential approach, for example the discovery appraisal and pre-fid activities, by upgrading existing plants and vessels and by deploying a phased project approach to achieve early start-up and then ramping up production, thus reducing the time-to-market and financial exposure. An example of this approach is the Baleine project where we reached an initial production target of 70 Kbbl/d in just four years from the discovery (2021) by utilizing a refurbished floating production vessel to speed up activities. In the meantime, a new floating production vessel is being built to achieve the production ramp up to plateau. The Congo FLNG project, which started at the end of 2022, achieved the start of phase two by end of 2025 with the installation and commissioning of a second vessel for the floating production of LNG which has significantly increased installed LNG production capacity and is set to make its first LNG loading shortly. The development of gas reserves located in the Coral discovery area off Mozambique will be boosted by installation of a second unit for floating LNG production in the Coral North area, which is expected to start operations in just three years leveraging the know-how of the Coral South FLNG deployment;

•         signing master agreement with our main suppliers to maximize cost savings and by designing facilities using a modular approach that enables us to extend the useful lives of plants and vessels;

•         leveraging on near-field or infrastructure-led exploration that has proven to be effective at increasing the reserves at already producing fields thus enabling to exploit synergies from existing facilities so to reduce the time to market and extend the useful lives of existing plants. For example, the important natural gas discoveries off Indonesia, among which the recent Konta discovery, are planned to be developed through the production facilities existing in the area, including the spare capacity available at the Bontang liquefaction plant and the operated Jangkrik FSU vessel. Those development strategies will help reduce the time-to-market of reserves and obtain expenditures savings in development activities;

•         continuing in-sourcing of critical engineering and project management phases, for example by exercising tight control over construction, hook-up and commissioning, which based on our experience could significantly improve the ability of the Company to carry out projects on time and on budget;

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

According to our plans, exploration will continue ensuring cost-effective replacement of produced reserves and fast time to market, supporting cash generation and evolving our reserve portfolio towards the planned mix of resources featuring a larger proportion of natural gas relative to the portfolio as well as geographic diversification. Our exploration initiatives will comprise two clusters:

•         Exploration projects in near-field prospects and in proven/mature areas and in other infrastructure-lead basins i.e. in permits close to producing fields, where we can leverage existing infrastructures to readily develop the discovered resources, attaining fast contribution to cash flow and production levels with minimum impact on expenditures;

•         Selected initiatives in high-risk/high-rewards plays, where we retain high working interest and the operatorship, which will enable us to apply our dual exploration model in case of material discoveries with a view of accelerating the conversion of resources into cash.

Our production plans include assumptions relating to production levels in certain countries that are particularly exposed to risks of disruptions and political instability, including possible disruptions to our production levels in the countries involved in the current Middle East conflict. To factor in possible risks of unfavorable geopolitical developments in those countries, which may lead to temporary production losses and disruptions in our operations in connection with, among others, acts of war, sabotage, hits to production facilities social unrest, clashes, and other form of civil disorder, we have applied a haircut to our future production levels based on management’s appreciation of those risks, past experience and other considerations. This contingency factor does not cover worst-case developments and extreme events, which could determine prolonged production shutdowns. Furthermore, in recent years we have pursued a strategy intended to diversify the geographic reach of our operations aiming at reducing the geopolitical risk in our portfolio.

Global Gas & LNG Portfolio

The gas market is currently in a situation of oversupply driven by massive additions to LNG export capacity in USA, where production and LNG exports have reached all-time highs, Qatar where a large LNG project is set to come online shortly and then Canada where a first LNG export plant started operations, while the biggest gas-importing country, China, has slowed down its LNG purchases also due to rising internal production. Gas demand has been weakening due to the scale-up of renewable generation capacity in EU, China and elsewhere, rising competition from the nuclear energy and weak economic activity in EU, partly offset by rising consumption from data centers. We expect gas prices to weaken in the medium-to-long term. The current disruptions to LNG production in the Middle East as a consequence of the conflict situation are expected to impact the market fundamentals at least in the short term leading to increased price volatility.

Against this backdrop, our GGP business has established a business model designed to achieve steady profitability and cash generation which are largely insulated from trends in natural gas prices and in market volatility. This business model is leveraging the continuing optimization of the segment’s asset portfolio (long-term contracts with contractual flexibilities, physical flows, access to transport capacity, availability of storage capacity, trading activities) and integration with E&P by trading growing amount of equity LNG to capture the full margin of the gas value-chain, as well as contractual renegotiations.

Our planning assumptions are discounting the zeroing of natural gas purchases from Russia, although our long-term supply contracts with Russia’s state-owned company Gazprom are still in force. Our sales commitments relating to supplies to our retail subsidiary Plenitude, to our natural gas-fired power plants owned by the subsidiary EniPower and other ongoing selling obligations will be covered by purchases under our outstanding long-term contracts with suppliers other than Russian counterparts and by maximizing the integration between the E&P and the GGP segments.

Against this scenario, the Company’s priority in its GGP business is to retain stable profitability and cash generation based on the following drivers:

(i)                  To continuously renegotiate our long-term gas supply and sale contracts to align pricing terms and delivery quantities to current market conditions and dynamics as they evolve;

(ii)                To resume a growth trajectory in sales volumes by leveraging increasing supplies of LNG and signing sales contracts with Asian customers to balance and diversify the portfolio.;

(iii)              To improve margins by maximizing portfolio optimizations leveraging synergies between gas and LNG and assets flexibilities;

(iv)               To grow the LNG trading business leveraging on the integration with the E&P segment with the aim of maximizing the profitability of equity gas supplies along the entire value-chain. We plan to increase contracted supplies of LNG through new supplies from E&P’s equity production in Algeria, Congo, Qatar, Mozambique, and Cyprus leveraging the expected ramp-up of equity production of LNG to achieve a robust portfolio of reselling opportunities, aiming at obtaining a significant increase in contracted LNG volumes by 2030.

We make use of commodities and financial derivatives to hedge against the risks of different indexation formulas in our gas procurement costs vs. selling prices in relation to contracted sales or highly probable sales. A number of these derivatives may be accounted as trading derivatives because they lack formal criteria to be treated as hedges in accordance with IFRS and consequently are recorded through profit and loss and may add a component of volatility to our results of operations. Those derivatives are normally risk-reducing, although there is also a degree of uncertainty about results. Furthermore, we are also making use of derivatives to improve margins by leveraging on market volatility and availability of assets like the flexibilities associated with our take-or-pay gas contracts, LNG contracts, transport rights to capture arbitrage opportunities (for example the winter vs summer spread, the spot vs. the Brent indexation spread) and time lags in contracts indexation formulae. Those asset-backed derivatives are of speculative nature with gains and losses recognized through profit. Although asset availability tends to limit the possible downside risks associated with those derivatives, still the Company is exposed to price volatility and to the incurrence of losses also of significant amounts.

Enilive (biofuels & marketing)

Enilive, operational from January 1, 2023, has been established through the spin-out of Eni’s activities in the field of biofuels manufacturing and in the retail marketing of fuels and non-fuels products. It also engages in selling fuels to wholesale markets and the cargo market. Enilive is designated to market increasing volumes of decarbonized fuels to people on the move, leveraging integration with its biorefineries as well as to grow the share of revenues from non-fuel products and services leveraging emerging trends in mobility and marketing innovations. In 2025, Eni and private equity fund KKR completed an investment transaction whereby KKR acquired an ownership interest of 30% in the share capital of Enilive with net proceeds of €3.6 billion to Eni. Eni is retaining control of the entity. This transaction highlight the value of the Enilive business model which integrates manufacturing operations in the biofuels segment with a significant retail market presence based on a network of modern and advanced service stations. Enilive will leverage its integrated business model to improve profitability going forward.  Our forecast is also assuming a gradual increase in the spreads of biofuels over the costs of feedstock, which include waste&residues and vegetable oils as demand for biofuels is seen rising in the medium term driven by shifting consumers’ preferences and a favorable regulatory environment with mandatory target of biofuels volumes supplied to the market in the Eu economic space and in the USA. According to our forecast, increasing biofuels consumption will occur both in road transport and in the airline sector, with global demand significantly exceeding supplies from the medium term onwards.

To meet the expected increase in demand for biofuels, the Group is implementing an industrial plan to significantly grow the manufacturing capacity building a global business with the goal of reaching 5 million tons of installed capacity by 2030. The action plan contemplates upgrading existing plants, building and commissioning three biorefineries in Italy by reconverting traditional plants and international expansion with the expected start-up of two new plants under construction in South Korea in partnership with LG Chem and in Malaysia in partnership with Petronas and Euglena, as well as other initiatives at various stages of maturation. Our expansion will leverage our co-developed “Ecofining” technology to produce hydrogenated vegetable oils “HVO” and sustainable aviation fuels “SAF”, retaining high level of SAF optionality to capture market trends. The management is engaged in building a reliable and sustainable supply chain of bio-feedstock to be processed at the Company’s manufacturing units, maximizing feedstock flexibility. As part of that plan, we are developing a vertically integrated business model, which contemplates establishing a network of agricultural hubs in many of the countries of E&P operations, in Africa, in Italy and in other geographies. This activity is intended to not compete with the food chain and to produce a vegetable oil at Eni’s dedicated mills by treating supplies of raw vegetables grown by local farmers, supplied to Eni’s biorefineries under long-term agreements. The agricultural business will be scaled up in the planning period to reach a significant level of supplies by 2030. This vertical integration will strengthen Enilive’s access to supplies and boost margins on the production of biofuels, insulating our company from the volatility of raw materials costs.

In Marketing activities, where we expect a very competitive environment, we are seeking to retain steady and robust profitability mainly by focusing on innovation of products and services anticipating customer needs, strengthening our line of premium products, as well as efficiency. We plan to enhance the network by upgrading several service stations to transform them from traditional outlets into mobility hubs to capitalize on the growing demand for a wider mobility experience and by expanding the number of service stations where we will market our innovative HVO-based biofuels and other alternative energy carriers (for example the service of recharging electric vehicles and biomethane). Profitability will be also supported by increasing sales of non-fuel products and services leveraging new formats and partnerships with established operators in various fields and cross-selling opportunities with retail customers of Plenitude. Based on those drivers, the management expects that Enilive will significantly improve its profitability going forward.

Plenitude

Plenitude is Eni’s subsidiary managing the Group legacy business to sell gas and power to the residential sector, as well as the new businesses of renewable generation of electricity and a network of charging points for EV. Plenitude intends to leverage synergies among those businesses to improve its profitability going forward. Plenitude has the mission to supply its customers with increasing volumes of decarbonized energy commodities, contributing to the Group medium and long-term targets of reducing CO2 emissions. In 2025, Eni and private equity fund Ares completed an investment transaction whereby Ares acquired an ownership interest of 20% in the share capital of Plenitude with net proceeds to Eni of €2 billion. Previously, Eni and private equity fund EIP agreed an equity investment of almost €0.8 billion (structured in two deals with same characteristics in 2024 and 2025) whereby EIP acquired noncontrolling interest of 10% in the share capital of Plenitude. Eni is retaining control of Plenitude. Furthermore, as announced in March 2026, the management has commenced a reorganization of the shareholding structure of Eni’s subsidiary Plenitude, which is involving the current noncontrolling shareholders of the entity Ares fund and Energy Infrastructure Partners. The aim is to establish a new governance framework based on joint control between Eni and Ares, which will result in the derecognition of Plenitude from Eni's financial statements, with a significant improvement to Eni’s financial position. Completion of this deal has been assumed in Eni’s financial plans for 2026.

Our forecast foresees that the EU power market will grow at a moderate pace till 2030 and that the environment for the expansion of renewable electricity production and generation capacity will remain supportive. In the retail market, we expect a very dynamic and competitive environment with the entrance of new operators and we see an opportunity in enhancing the offer to retail customers to preserve our market share. Finally, the business of recharges for EV will evolve in connection response to changing dynamics in the adoption rates of EV.

We plan to accelerate the development of the installed renewable capacity of wind and solar plants to reach about 15 GW of installed capacity by 2030 by developing the existing portfolio of projects and leveraging external growth through selected and synergistic business combinations and joint ventures entities. We plan to expand our network of charging points for electric vehicles with the objective of installing 30 thousand rechargers by 2030, in line with the expected rates of adoption of electric vehicles and by selecting the expenditures targeting mature markets and highly profitable installations. In the retail segment, we plan to grow our customer base, leveraging the pending acquisition of energy provider Acea Energia to strengthen our presence in the core Italian retail market and growing selectively outside Italy with the target to reach 15 million customers in Europe by 2030. We plan to boost profitability per customer and to preserve the customers portfolio in the context of expected rising competitive pressures by enhancing scale and reach of the commercial offer. Planned commercial initiatives include increasing supply volumes of equity renewable energy, expansion of the offer of new products and services other than the commodity and continuing innovation in marketing processes including the deployment of digitalization in the acquisition of new customers, a reduction in the cost to serve and effective management of working capital. Customer retention and expansion will also leverage cross-selling opportunities and joint marketing initiatives with Enilive. Based on those drivers, the management expects that Plenitude will significantly improve its profitability going forward.

Refining

The downstream oil refining business is exposed to structural headwinds in the European sector due to lack of scale, global overcapacity, higher energy costs and environmental expenses than in other geographies and tough competition from player in Middle East, Far East and Africa which can count on advantages due to economies of scale, lower expenses and proximity to expanding markets. The profitability of our refining business will be affected by expected weak economic growth in Europe and a structural reduction in consumption of fossil fuels in our key European markets due to an expected penetration of EVs and mandated measures by EU governments to reduce CO2 emissions. Based on those assumptions, we plan to retain a strong focus on plant efficiency and reliability, cost discipline, measures to optimize energy consumption in the operations to maximize our realized refining margins. Considering the structural weaknesses of the refining sector in Europe, we plan to continue evaluating economically-viable solutions to restructure and downsize our oil-based, operated refineries in Italy. Currently, works have started to transform the Livorno hub into a biorefinery, based on the same reconfiguration process that we deployed in the past to upgrade the Gela and the Venice refineries. The Livorno biorefinery is expected to start operations at the end of 2026, and by that time it is planned to be contributed to Enilive. Alo the Sannazzaro hub will be restructured with construction of a biorefinery unit, where authorization from relevant Italian authorities have been achieved and a final investment decision by the management is expected shortly.

Chemicals business

In 2025, the Eni’s chemicals sector managed by the subsidiary Versalis reported another year of losses due to the structural weaknesses of the business of commodity plastics, because of global overcapacity and rising competition from producers in USA, Middle and East Asia, which are advantaged by economies of scale and lower operating expenses than European player like our Versalis, against the backdrop of sluggish economic growth in Europe and a slowdown in demand, which exacerbated the price competition. The Eni’s business was negatively affected by comparatively higher costs of plant utilities indexed to natural gas (for example the cost of natural gas in Europe is several times higher than in USA) and environmental obligations than in other geographies, which made overseas products more competitive than ours, and those trends negatively affected products margins and sales volumes. In 2025, realized margins of commodity plastics fell to their worst level in years.

Those negative trends are likely to continue affecting business performance in the future. Furthermore, the current disruptions to the streams of products from Middle East due to the ongoing conflict represent a risk to the profitability outlook of Versalis due to possible spikes in feedstock expenses. The Company is executing a comprehensive plan of restructuring and transformation of Versalis, which will leverage Eni’ technologies to establish new product platforms in the segments of transition and circular economy, as well as upgrading chemicals from bio-feedstock and specialties, seeking to reduce exposure to the most commoditized market segments and to achieve a structurally more sustainable and competitive products mix. In the course of 2025, two large, loss-making cracking units, the ones at Brindisi and Priolo, were definitively shut down and works have started to reconvert the two hubs in manufacturing districts for the renewable energies. The improvement in the Group profit and loss and cash flow due to those closures are expected to show off in 2026. The levers of the industrial plan comprise: (i) to complete restructuring and upgrading of the hubs which were shut down in 2025 and to restructure other loss-making plants aiming at reducing the exposure towards the most commoditized segments of the industry; (ii) to develop the segment of bioplastics and biochemicals leveraging the integration of the recently-acquired Novamont and by ensuring the supply of competitive and flexible feedstock; (ii) to increase the weight of differentiated products called “specialties” which, based on our experience, are more profitable than commodity plastics, also leveraging on growing our market share in the compounding and specialized formulations through Finproject that we acquired in 2021, (iv) to develop the business of the circular economy by increasing production of polymers made from the mechanical recycling of waste plastics or through the expected scale-up of a technology for producing polymers via the chemical recycling of waste plastics, currently in a pilot phase; (v) to reduce fixed costs and to further rationalize capital expenditures. Based on those actions, the management expects Versalis to recover profitability by the end of the plan period.

Expected Group financial performance

For 2026, we expect net cash provided by operating activities (“operating cash flow”) and cash from divesting activities to be the main sources of cash to fund our capital plans, returns to shareholders and other commitments. Our operating cash flow is mainly driven by our E&P business due to its relatively larger size and higher profitability compared to our other businesses. Therefore, our operating cash flow is exposed to the volatility of hydrocarbons prices, that are highly correlated to the macroeconomic cycle, the global balance between demands and supplies and the worldwide levels of inventories, among others. Based on our experience, those backdrop conditions can vary very rapidly. Furthermore, due to physical characteristics of reservoirs and fields, oil supplies have a little degree of flexibility in the short term to respond to eventual swings in demand, which can be swift and significant. Accordingly, hydrocarbons prices corrections can be sudden and severe. Due to those considerations, our operating cash flow features high variability and little predictability.

The 2026 outlook is compounded by many risks and uncertainties in connection with the uneven pace of recovery in the global economy, considering an ongoing slow pace in the Chinese economy which is the second largest consumer of crude oil in the world, stagnant activity in the Eurozone, the impacts of trade disputes on international commerce, the willingness of the OPEC+ cartel to stick with its current plans of gradually tapering the production cuts and the level of compliance of cartel members with quotas,  the monetary policy of the US Federal Reserve, and finally the evolution of the conflict between Russia and Ukraine and other geopolitical risk factors, particularly the escalating tensions in the Middle East which culminated in acts of war involving USA, Israel and Iran, and Iranian retaliatory attacks in the Gulf area and Israel with possible risks of enlargement of the conflict. Any negative development in the macroeconomic context could negatively affect demand for crude oil and the price of the barrel.

From an industrial standpoint the greatest uncertainties will involve the ability of US shale producers to continue growing production despite financial discipline and reports from market sources that shale growth may have plateaued. Another factor will be the evolving situation in Venezuela and the Country’s ability to revive its ailing oil sector with the support of international oil companies, which could add more supplies to an already oversupplied market. Considering those risks and uncertainties, we have retained flat Brent price assumptions, and we are forecasting a crude oil price at 70 $/bbl for 2026. As disclosed in Item 3, our results of operations and cash flow are subject to trends in crude oil prices and, to a lesser extent, prices of natural gas and products. We estimate that each one-dollar change in the price of the Brent crude oil from our planning assumption impacts our cash flow from operation by around €110 million. This sensitivity applies for a given range of variation in the price of crude oil. We are assuming spot prices of natural gas at European hubs to be around 12 $/mmBTU, flat compared to 2025, and the Company’s gouge of the refining trading environment, SERM at 6 $/bbl, lower than in 2025. The average EUR vs USD exchange rate is assumed at 1EUR=1.15 USD. We are estimating our cash flow from operations to vary by about €80 million for each one-dollar change in the spot prices of natural gas in Europe, while we are estimating our cash flow from operations to vary by about €90 million for each one-dollar change in the SERM. The Group’s results and cash flow are also exposed to trends in the exchange rate of the EUR vs the USD; currently, we are estimating our cash flow from operating activities to vary by about €390 million for a 5 USD/cent movement in the EUR/USD cross rate.

Against the volatility of our operating cash flows, our funding requirements for developing hydrocarbons reserves are characterized by a low degree of flexibility. The E&P segment is a capital-intensive business and needs large amounts of financial resources to support production volumes and to develop new oil&gas reservoirs. Hydrocarbons development projects are long lead-times projects due to the complexity of activities to be carried out before production is achieved, hence the payback of capital projects usually begins in a very distant future, leaving the Company exposed both financially and to price volatility during the execution phase. Once a final investment decision has been made to develop a new hydrocarbon field and contracts have been signed to build production facilities, platforms, vessels, FPSO units and other equipment, management may face difficulties at postponing or stopping cash outlays in response to a sudden contraction in operating cash flows. Management can reduce incremental investments at producing fields, like workover or infilling operations, when economic and operating conditions allow for that. The Company is executing an important growth plan and in case the scenario for crude oil and gas prices evolves adversely, the Company may experience a cash flow shortfall leading to inability to fund its capital commitments and the dividend by internally generated funds. In such a situation, the Company could be forced to take on new debt or to draw its liquidity reserves and that could negatively affect the Company’s results of operations, returns, and put at risk its targets of financial structure. We plan to make an amount of capital expenditures of around €7 billion in 2026, driven by new project start-ups and ramp-ups in E&P, cost inflation, by development of the renewable generation capacity of our subsidiary Plenitude, the manufacturing capacity of biofuels, and the restructuring of the chemicals business and refineries. The business of renewable generation is currently absorbing cash because it is in a ramp-up phase.

Furthermore, we expect to fund a significant portion of the planned cash requirements in 2026 through the execution of an asset disposal plan which will encompass a possible dilution of our working interest in E&P assets (for example large discovery areas or fields currently in production phase) and other disposals. Those proceeds are included in our 2026 financial plan. Furthermore, as announced in March 2026, the management has commenced a reorganization of the shareholding structure of Eni’s subsidiary Plenitude, which is involving the current noncontrolling shareholders of the entity Ares fund and Energy Infrastructure Partners. The aim is to establish a new governance framework based on joint control between Eni and Ares, which will result in the derecognition of Plenitude from Eni's financial statements, with a significant improvement to Eni’s financial position. Completion of this deal has been assumed in Eni’s financial plans for 2026.

Execution of this disposal plan is exposed to risks in connection with an uncertain macro-outlook and the announcement of asset disposal plans by several companies competing with Eni, which could reduce transaction values.

Management is retaining a prudent financial framework, based on capital and cost discipline, selective investment criteria, pre-set cash allocation priorities and retention of a maximum limit of ratio of indebtedness. New capital projects are approved when they fit strict economic criteria, including being profitable in a low-price environment and having short pay-back periods and reduced time-to-market to limit financial exposure. By applying those criteria, we aim to increase projects’ resilience to possible risks relating to price volatility and, in the long-term, to the energy transition.

One of the pillars of our financial discipline is our internal requirement of self-financing the planned capital expenditures through operating cash flows, leaving a surplus to fund other cash requirements, first the dividend and financial obligations at maturity. For 2026 under our pricing, exchange and inflation rates assumptions, we expect to generate enough cash flow from operations to fund the planned capital expenditures of about €7 billion, leaving a surplus. That surplus and the expected proceeds from our disposal plan will be deployed to fund other Company’s cash commitments, which will mainly comprise cash returns to shareholders, disbursements in connection with pending acquisitions and the repayment of lease liabilities and other commitments, among which dividends to noncontrolling interests, retaining a preset ratio of net borrowings to total sources of funds “gearing” which is expected to remain within the range set by the management at 0.1-0.15.

For further information see Item 3 – Risk factors and notes to the consolidated financial statements.

This financial framework is completed by the maintenance of a liquidity reserve consisting of cash on hand, marketable securities and committed credit lines, which have been dimensioned to help the Company withstand a sudden contraction in operating cash flows, a spike in the volatility of commodity prices leading to increased margining obligations in connection with our derivatives transactions, or short-term difficulties in accessing capital markets. At the end of 2025 this liquidity reserve amounted to €18.8 billion of cash on hand and held-for-trading securities and other financing receivables and €9 billion of committed borrowings facilities.

The actions planned in the next five-year period featuring profitable hydrocarbons production growth, an increasing contribution of our transition businesses managed by Plenitude and Enilive due to a planned expansion of renewable capacity, biofuels manufacturing capacity additions, continuing gas and LNG portfolio optimizations in GGP, and expected progress in the restructuring of downstream oil businesses coupled with capital and cost discipline will underpin a solid cash generation. On those bases, and considering the proceeds expected from the execution of our disposal plan, we expect to be in a position to ensure competitive shareholders returns and to retain a robust balance sheet with our core ratio of net borrowings to total equity plus net borrowings (both before IFRS 16 lease liabilities) – gearing –  expected to remain within  a planned range of 0.1-0.15 across the plan period.

In the next five-year plan 2026-2030, we expect to incur about €29 billion of capital expenditures, of which a major part is planned to be directed to the exploration and development of hydrocarbons reserves.

To support the Group cash generation, we are planning to execute a cost saving program of about €2.3 billion in the period 2024-2027, which was raised from a previous €1.8 billion target.

Due to cash flow unpredictability as a function of the scenario volatility, management is always allocating a portion of funds to uncommitted projects, which can be more comfortably cancelled or postponed in case of a downturn in oil prices. In the five-year plan 2026-2030 out of the planned capital budget of €29 billion, the portion allocated to uncommitted projects represents on average more than 30% of expenditures in each year of the financial projections.

Our financial projections and capital investment decisions are based on management’s appreciation of the cost of capital to the Group at about 6% post-tax. This rate is in line with 2024 because a perceived reduction in the volatility of Eni’s share and a reduced market risk premium were offset by higher expected interest rates on debt. When making final investment decisions, the thresholds against which specific investment internal rate of returns are benchmarked are defined by adding to the above-mentioned cost of capital, a risk premium associated with the country where the investment will be executed and an additional business risk premium to cover high-risk investments (like exploration projects) and to provide an extra return.

This financial outlook is subject to the volatility of crude oil prices and to the other risk factors described in Item 3.

Remuneration policy

Management is committed to delivering on a progressive and competitive shareholder remuneration policy, that is reflective of the expected improvement in underlying earnings and cash flows on a constant scenario basis and of the increased resiliency of the business to cyclical fluctuations. In setting the level of shareholders’ remuneration, management is also considering its assumptions about future trends in crude oil prices and in other market variables.

As part of that framework, the management is planning to return shareholders an amount of cash representing a portion in a range of 35 to 45% of the expected cash flow from operations before working capital requirements “adjusted cash flow”. That portion is higher than the previous range of 35-40% to take into account a perceived solid financial structure of the Company, lower expected expenditures than in the past and a growing contribution of dividends from equity-accounted entities to the cash flow. In 2025, the management gauged this adjusted cash flow measure at around €12.5 billion and cash returns to shareholders came in close to the upper limit of that range as we returned €5 billion of cash to shareholders comprising the 2025 dividend of €1.05 per share (equal to €3.15 billion, with the third and fourth instalments to be distributed in the first half 2026) and the 2025 buy-back program of €1.8 billion, which was completed in February 2026.

Going forward, distributions will continue contemplating a combination of dividends and share repurchases. We expect to gradually increase the dividend in future years in line with the expected improvement in the Group underlying financial performance, and to enhance the dividend resilience to the scenario. Share repurchases will complement the dividend and are intended as a flexible tool to distribute raising amount of cash generated by the business in case of upside in the scenario variables, a better than budgeted company’s performance or other factors. For the full year 2026, we expect to distribute shareholders an amount equal to 40% of the adjusted cash flow which will be earned by the Company under the assumption of 70 $/bbl of Brent crude oil (nominal terms) through dividends and share repurchases.

According to our financial framework, in case the Group results of operations are trending higher than management’s plans due to a better pricing environment than management expectations (i.e. a Brent crude oil price higher than 70 $/bbl) and/or an improved business underlying performance, management intends to distribute up to 60% of the incremental cash flows through share repurchases (in line with the past), until management’s expected Brent crude oil price for the full year reaches 90 $/bbl on average. In case management’s forecast of the Brent crude oil price exceeds 90 $/bbl for 2026 full year, the Company intends to distribute shareholders 100% of the incremental adjusted cash flow at a Brent price higher than 90 $/bbl and/or other scenario variables 50% above planned levels (namely spot natural gas prices and refining margins) as extraordinary dividend.

In case the commodity scenario underperforms management’s expectations, the Company plans to leverage on its financial flexibility as well as on possible revisions of the capital expenditure plans considering the proportion of uncommitted projects in our development portfolio, to preserve shareholders’ returns.

For 2026, having assessed the progress of the Company in executing its strategy, based on a sound financial position and management scenario assumptions, management is planning to increase the yearly dividend to €1.1 per share, up 4.8% from 2025. This dividend is expected to be paid in four equal quarterly instalments in September 2026, November 2026, March 2027, and May 2027. Therefore, the expected cash out for dividend payments in 2026 will include two instalments of the 2025 dividend of €0.26 per share each, and two instalments of the planned 2026 dividend of €0.27 per share each.

Consistently with its remuneration policy, for 2026 Eni plans to execute a share buyback program of at least €1.5 billion assuming a Brent scenario of 70 $/bbl and that the Company delivers its planned adjusted cash flow for the year. Execution of this buyback program is subject to shareholders’ approval at the Annual General Meeting scheduled for May 2026. In case of a better oil price environment and/or better business underlying performance, the buyback is expected to be increased to an upper limit of €4 billion.

Off-balance sheet arrangements

Eni has entered into certain off-balance sheet arrangements, including several guarantees and commitments, as described in “Item 18 – Note 28 – Guarantees, commitments and risks – of the Notes on Consolidated Financial Statements”. Eni’s principal contractual obligations, including commitments undertake-or-pay or ship-or-pay contracts in the gas business, are disclosed under “Contractual obligations” in the same footnote. See the Glossary for a definition of take-or-pay or ship-or-pay clauses. Those off-balnce sheet agreements also comprise various forms of guarantees provided by Eni on behalf of unconsolidated subsidiaries and affiliated companies, mainly relating to guarantees for loans, lines of credit and performance under contracts.

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

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace as to be unable to meet short-term financing requirements and to settle obligations. Such a situation would negatively impact the Group results and cash flow as it would result in the Company incurring higher borrowing expenses to meet its obligations, divesting assets at discount to their fair values or under the worst of conditions the inability of the Company to continue as a going concern. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities as we retain cash reserves and cash on hand to meet currently foreseeable funding requirements. The Group cash reserve consists of cash on hand and very liquid financial assets (short-term deposits, held-for-trading securities and other financial assets) of €18.8 billion and committed borrowing facilities of €9 billion. This liquidity reserve based on our financial framework can alternatively be used to absorb temporary swings in cash flows from operations, to provide financial flexibility to pursue the Group development programs or to fund the Group contractual obligations with respect to the repayment of financing debt at maturity up to a 48-month horizon. For a description of how the Company manages the liquidity risk see “Item 18 – Note 28 to the Consolidated Financial Statements”. Due to the continued volatility in commodity markets, we might incur increased liquidity risks due to the need to deposit larger amounts of cash collateral at financial institutions and commodity-based exchanges to guarantee the settlement of derivatives contracts (margin calls). The Group is continuously assessing the ability of its financial headroom to cope with possible market turbulence and volatility. To withstand uncertain financial markets and macroeconomic conditions, the Group has retained a level of financial flexibility in planning future capital requirements to grow the business, as a portion of the capital expenditure plan of €29 billion of the five-year period 2026-2030 is allocated to uncommitted projects (more than 30% on average in the plan).

Working capital

Management believes that, considering unutilized credit facilities, the Company’s liquidity reserves, our credit rating and access to capital markets, Eni has sufficient working capital for its foreseeable requirements.

Credit risk

Credit risk is the risk that our commercial or financial partners fail to pay amounts due to us in connection with the provision of goods and services, financing or derivatives transactions. In recent years, the Group has experienced a significant level of counterparty default due to Europe and Italy’s weak economic growth and financial difficulties affecting national oil state-owned entities and local companies, which are joint operators in Eni-lead projects. It is possible that the ability of our debtors to pay amounts due to us will deteriorate in the next future, in case of a deepening of the current economic slowdown, leading us to recognize significant amounts of expected credit losses in future reporting periods.

For a description of how the Company manages the credit risk see “Item 18 – Note 28 to the Consolidated Financial Statements”. For more information about the allowance for doubtful accounts calculated in accordance with the expected credit loss model see “Item 18 – Note 8 to the Consolidated Financial Statements”.

Volatility of the macro environment

Global financial markets are volatile due to several macroeconomic risk factors and unpredictable developments. In case of unpredictable developments in the Russia military aggression against Ukraine or in the Middle-East tensions, intensification of trade disputes between the USA and its main trading partners, or a financial crisis triggering a downturn in economic activity and energy demand, in the event of a credit crunch, or if Eni is unable to access the financial markets (including cases where this is due to Eni’s financial position or market sentiment as to Eni’s prospects) at a time when cash flows from Eni’s business operations may be under pressure, the Company may incur significantly higher borrowing costs than in the past or difficulties obtaining the necessary financial resources to fund Eni’s development plans, therefore jeopardizing Eni’s ability to maintain long-term investment programs. A reduction in the investments needed to develop Eni’s reserves and to grow the business may significantly and negatively affect Eni’s business prospects, results of operations and cash flows, and may impact shareholder returns, including dividends and share price appreciation. The retention of cash reserves and borrowing facilities and the financial flexibility in the expenditure program are tools that Eni may activate in case of unfavorable macro developments and systemic crises.

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

Research and development

For a description of Eni’s research and development operations in 2025, see “Item 4 – Research and development”.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists the Company’s Board of Directors as at December 31, 2025:

Name	Position	Year elected or appointed	Age
Giuseppe Zafarana	Chairman	2023	62
Claudio Descalzi	CEO	2014	70
Elisa Baroncini	Director	2023	59
Massimo Belcredi	Director	2023	64
Roberto Ciciani	Director	2023	53
Carolyn Adele Dittmeier	Director	2023	69
Federica Seganti	Director	2023	59
Cristina Sgubin	Director	2023	45
Raphael Louis L. Vermeir	Director	2020	70

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

Giuseppe Zafarana was born in Piacenza in 1963 and has been Chairman of the Board of Directors of Eni since May 2023. He is a member of the Italian Corporate Governance Committee. Furthermore, he is Chairman of the Board of Directors of Fondazione Eni Enrico Mattei (FEEM) since June 28, 2023 and, since June 13, 2024, Chairman of the Board of Directors of Finint Investments, an asset management company belonging to the Banca Finint Group.

He graduated in Law, Political Sciences and Economic and Financial Security Sciences and obtained a II level Master's Degree in Corporate Tax Law from Luigi Bocconi University in Milan.

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

Elisa Baroncini was born in Castel San Pietro Terme (Bologna) in 1966 and has been Eni Director since May 2023. She is Professor of International Law at the Alma Mater Studiorum – University of Bologna, where she teaches International Trade and Investment Law, The International Law on Sustainable Development, International Energy Law and she is a member of the teaching board of the PhD program in Juridical Sciences. Founder and Coordinator of DIEcon, the interest group on International Economic Law of the Italian Society of International Law (SIDI), she co-chaired the interest group on International Economic Law of the European Society of International Law (ESIL) in 2012-2022 and since December 2023 she was appointed as a Member of the Executive Council of Society of International Economic Law (SIEL). She is a member of the Journal of World Investment and Trade and of the review Diritto del commercio internazionale – Bologna Editorial Board.

In December 2024 she was renewed for the 2025-2028 triennium by the University of Bologna as a member of the Scientific Council of the Alma Mater Institute for Advanced Studies and was appointed "TSD Expert" (international arbitrator) by the European Commission for dispute resolution mechanisms of the European Union new generation free trade agreements. She is also a member of the "Interuniversity Centre on the Law of International Economic Organisations" (CIDOIE), as well as a member of the “Associazione delle docenti universitarie dell’Università di Bologna” (AdDU)” Scientific Committee. She participates in various associations and organizations active in the fields of governance and international and European law (Leuven Centre for Global Governance Studies, Society of International Economic Law, Società italiana di diritto internazionale, International Law Association (ILA) – Branch of Italy, Associazione italiana studiosi di diritto dell’Unione europea).

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

Massimo Belcredi was born in Brindisi in 1962 and has been Eni Director since May 2023. He is Full Professor of Corporate Finance at the Faculty of Economics of the Università Cattolica del Sacro Cuore in Milan; and Founder and Director of FIN-GOV (Centre for financial research on corporate governance of the Catholic University).

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

She is also independent director and Chairman of the Control and Risk Committee of Illycaffé S.p.A. and a member of the Board of Statutory Auditors of Moncler SpA and of the Bologna University Business School Foundation. She has taken part to the European Growth Audit Network (coordinated by Tapestry), which organizes benchmark meetings between the Audit Committee Chairs of major European companies, with a focus on “high growth” companies. She is a certified internal auditor and certified risk management assurance professional. She was promoter, and still plays a leading role, in the working group for risks and controls within Nedcommunity.

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

From 2004 to 2014, she held various positions at the Institute of Internal Auditors (IIA), including those of president of ECIIA and AIIA. She is author of publications on risk governance and Internal Auditing and, in 2014 and 2017 respectively, she received the Ambrogio Lorenzetti Award, Board Members category, and the Minerva (Federmanager) Women of Excellence award. She works periodically at LUISS Guido Carli University, lecturing on corporate governance, risk management, internal control and internal auditing. She graduated in Economics from the Wharton School, University of Pennsylvania, USA.

Federica Seganti was born in Trieste in 1966 and has been Eni Director since May 2023. She is currently Chairman and Chief Executive Officer of the Friuli Venezia Giulia regional finance company Friulia SpA as well as Director of Nexi SpA and Revo Insurance SpA.

She is Professor of Finance, Core Faculty at the MIB Trieste School of Management, and of Insurance Operations Technique at the Department of Economics and Statistics at the University of Udine. She is Director of the Master’s course in Insurance & Risk Management and the Corporate Master’s course in Risk Management and Finance at the MIB Trieste School of Management.

Experience

From 1994 to 2022 she was Director in several listed and unlisted companies (Fincantieri SpA, Eurizon Capital SGR, Autostrada Pedemontana Lombarda SpA, InRete SpA, Autovie Servizi SpA, Autovie Venete SpA), while also being appointed as a member or Chairman of advisory committees (Nomination, Remuneration, Control and Risks). From 2003 to 2008 she was Commissioner at Covip - Supervisory Commission on Pension Funds, from 2010 to 2016 a Member of the Occupational Pensions Stakeholder Group of EIOPA - European Insurance and Occupational Pensions Authority, and from 2017 to 2019 of the Strategy Advisory Board of EY Financial Services. From 2017 to April 2023, she was an independent Director of Hera SpA, where she was also Chairman of the Ethics and Sustainability Committee. From 2022 to 2025 she was Chairman of BTX Italian Retail and Brands Srl and a Director of BancoPosta Fondi SpA SGR (where she was Chairman of the Remuneration Committee and member of the Risk Committee).

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

Cristina Sgubin was born in Frosinone in 1980 and has been Eni Director since May 2023. Lawyer, expert in corporate law, corporate governance and regulation. She is currently Director of SACE, ISPRA (Higher Institute for Environmental Protection and Research), Vianini SpA, Biesse SpA and Xenia SpA.

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

Senior Management

The table below sets forth the composition of Eni’s Senior Management as at December 31, 2025. It includes the CEO, as General Manager of Eni SpA, as well as the Chief Operating Officers and the executives who report directly to the CEO and to the Board, and on its behalf, to the Chairman.

Name	Management position	Year first appointed to current position	Total number of years of service at Eni	Age

Claudio Descalzi	Chief Executive Officer of Eni	2014	44	70
Guido Brusco	Global Natural Resources Chief Operating Officer and General Manager	2022	28	55
Francesco Gattei	Chief Transition & Financial Officer, Chief Operating Officer and General Manager	2020	30	56
Giuseppe Ricci	Industrial Transformation Chief Operating Officer	2021	40	67
Gianfranco Cariola	Internal Audit Director	2021	14	57
Grazia Fimiani	Integrated Risk Management Director	2021	29	55
Luca Franceschini	Integrated Compliance Director and Board Secretary and Board Counsel	2016	34	59
Claudio Granata	Director Stakeholder Relations & Services	2020	42	65
Erika Mandraffino	External Communication Director	2020	19	53
Lapo Pistelli	Public Affairs Director	2020	10	61
Stefano Speroni	Legal Affairs & Commercial Negotiation Director	2020	7	63
Roberto Ulissi	Corporate Affairs and Governance Director	2006	19	63
Lorenzo Fiorillo	Technology, R&D & Digital Director	2024	26	51

The Global Natural Resources Chief Operating Officer and General Manager, the Chief Transition & Financial Officer, Chief Operating Officer and General Manager, the Industrial Transformation Chief Operating Officer and the Director Stakeholder Relations & Services are members of the Eni Steering Committee, chaired by the Chief Executive Officer. The Eni Steering Committee meets monthly and in any case, as a rule, in view of the meetings of the Board of Directors to examine issues of strategic interest and to be brought to the attention of the Board of Directors itself. Owners of other positions participate in the work of the committee in relation to the topics to be discussed. The Chairman of the Board of Directors is invited to participate in all meetings. The Board Secretary and Counsel participates in the activities of the committee for issues related to the Board of Directors. The Secretarial activities of the Eni Steering Committee are carried out by the Director of Corporate Affairs and Governance.

The Global Natural Resources Chief Operating Officer and General Manager, the Chief Transition & Financial Officer, Chief Operating Officer and General Manager, Industrial Transformation Chief Operating Officer, the Director Legal Affairs and Commercial Negotiations, the Director Corporate Affairs and Governance, the Director Integrated Compliance, the Director External Communication, the Director Stakeholder Relations & Services, the Director Internal Audit, the Director Public Affairs, the Director Integrated Risk Management, the Director Technology, R&D & Digital, the Director CCUS, Forestry & Agro-Feedstock, the Director Development, Operations & Energy Efficiency, the Director Exploration, the Director Global Gas & LNG Portfolio, the Director Power Generation & Marketing, the Director Refining Evolution and Transformation, the Director Upstream, the Director Global Trading, the Head Accounting and Financial Statements, the Head Planning, Control and Insurance are members of the Management Committee6, which provides advice and support to the Chief Executive Officer. Other managers may be invited to attend meetings based on the agenda. The Chairman of the Board is invited to attend meetings. The duties of the Committee Secretary are performed by the Director Corporate Affairs and Governance.

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

6 The committee includes also the Chairman of the Board and CEO's of certain Eni's subsidiaries.

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

As of December 31, 2025, the total amount accrued to the reserve for employee termination indemnities with respect to Chief Executive Officer, Chief Operating Officers, and other Managers with strategic responsibilities (with reference to the employed ones in service, who, during the course of the 2025 period, filled said roles, even if only for a fraction of the year), was €854 thousand.

Name		(€ thousand)
Descalzi Claudio	CEO and General Manager of Eni	445
Brusco Guido	Chief Operating Officer Global Natural Resources	6
Gattei Francesco	Chief Operating Officer Chief Transition & Financial Officer	34
Senior managers (a)		369
		854

(a) No. 8 managers.

Board practices7

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

With resolution dated May 11, 2023, as last amended by resolution of January 29, 2026, the Board of Directors updated the specific responsibilities reserved to itself, which are fully reported below. Accordingly, the Board, in addition to powers that may not be delegated by law and by By-laws, has the following exclusive powers:

[7] The information contained in this chapter is updated to December 31, 2025 and for specific aspects, expressly indicated, up to the date of approval of this Report.

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

•

Defines its operational rules and procedures, including the procedures for providing information to directors. Establishes setting out their duties and rules of procedures, the Board’s internal Committees, with preliminary, propositional and consultative functions, defines their composition appointing and revoking their members and Chairmen, favouring the competence and experience of their members and avoiding an excessive concentration of offices and determines upon proposal of the Remuneration Committee and following consultation with the Board of Statutory Auditors, their compensation. Acting upon proposal of the same committees, approves their annual budgets and establishes the terms and conditions on which committees can use external consultants.

•

Upon their appointment and on annual basis, as well as at the occurrence of relevant circumstances, based on the information provided by the interested party or available to the Company and following the preliminary investigation of the Nomination Committee, assesses the independence and integrity of its members, as well as the non-existence of reasons for ineligibility and incompatibility. Defines ex ante the quantitative and qualitative criteria for assessing the significance of commercial, financial or professional relations, as well as of any remuneration other than the fixed remuneration that may compromise or appear to compromise independence. Carries out the assessments vested in it by law in relation to the requirements applicable to Statutory Auditors. Acting upon a proposal of the Nomination Committee, it expresses its policy on the maximum number of director or statutory auditor positions that can be held by its members in any other listed company, whether Italian or foreign, or in financial, banking or insurance companies or in companies of significant size that are compatible with the effective performance of their role as director, taking into account the time commitment required by the role, and periodically verifies their compliance, at least on an annual basis. Every year carries out an assessment on the specific functioning of the Board itself and of its committees, as well as on their size and composition, using at least once every three years an external independent consultant, appointed upon proposal of the Nomination Committee, also considering the role it has played in defining strategies and monitoring management and the adequacy of the internal control and risk management system. The Chairman ensures, with the help of the Board Secretary, the adequacy and transparency of the self-assessment process of the administrative body, with the support of the Nomination Committee. The Nomination Committee upon request of the Board, provides assistance in the self- assessment activities of the Board and its Committees. Taking into account the outcomes of such assessment, with the support of the Nomination Committee, the Board defines the optimal composition of the Board itself and of its committees, issuing its advice for shareholders on the size and composition of the new Board before its appointment. With the assistance of the Nomination Committee, identifies candidates for the office of Director in case of co-optation and, where possible and appropriate, prepares and submits its own slate for the renewal of the body. Requires to whoever submits a slate with a number of candidates that is higher than half the number of members to be elected to provide adequate information, in the documentation presented for filing the slate, on the compliance of the slate with the advice expressed by the Board, and also with reference to diversity criteria envisaged by the law and by the Corporate Governance Code, and to indicate the candidate for the office of Chairman of the Board.

•	Where applicable, appoints and revokes an independent director as “lead independent director”.
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

•

With the support of the Control and Risk Committee and following consultation with the Chairman in regard of the internal audit activities, establishes the general guidelines for the internal control and risk management system, in line with the Company's strategies. With reference to the multy-year Strategic Plan, defines the nature and level of risk compatible with the strategic objectives of the company, on the basis of an estimate of the probability and impact of the risks issued (and, if necessary, updated during the year) by the Integrated Risk Management function, including in its assessments all the risks that may be relevant in terms of sustainable success of the Company. Upon proposal of the Chief Executive Officer and in agreement with the Control and Risk Committee and the Board of Statutory, defines the principles concerning the coordination and information flows between the various subjects involved in the internal control and risk management system. Approves the guidelines on the internal audit activity, upon proposal of the Chairman, in agreement with the Chief Executive Officer and having consulted the Control and Risk Committee. Defines the guidelines for the management and control of financial risks, after having heard the opinion of the Control and Risk Committee, and defines the financial risk limits for the Company and its subsidiaries. With the support of the Control and Risk Committee (i) examines the main Company risks, identified by the Chief Executive Officer, taking into account the nature of the business of the Company and of its subsidiaries, as reported by the Chief Executive Officer to the Board at least once every three months and (ii) every six months, based on the reports prepared by the Officer in charge of preparing financial reports of Eni SpA, as well as the reports by the Control and Risk Committee, the Risk Report and, annually, also on the basis of the Report on compliance with financial risk limits and the Integrated Compliance Report, evaluates the adequacy of the internal control and risk management system with regard to the nature of the business and its risk profile, as well as its effectiveness. It also evaluates the adequacy of powers and means given to the Officer in charge of preparing financial reports, and the actual compliance with the administrative and accounting procedures prepared by said Officer; (iii) assesses on an annual basis the adequacy of the organizational structure of the internal control and risk management system with respect to the characteristics of the company and its risk profile as well as its effectiveness, except for amendments that could make a six-monthly revision necessary, taking this into account also for the purposes of the evaluation on the adequacy of the internal controls and risk management system under point ii). Approves the Management, Supervision and Control Model of the risks on Health, Safety and Environment, Security and Public Safety of the Company, and its substantial amendments.

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

•

Defines, upon proposal of the Chief Executive Officer, the strategic guidelines and objectives of the Company and of the Group, pursuing its sustainable success and monitoring its implementation. Examines and approves the multy-year Strategic Plan and the medium-long term plans of the Company and of the Group and related budgets, also on the basis of the analysis of the issues relevant to the generation of long-term value, periodically monitoring their implementation. Examines and approves the plan for the Company’s non-profit activities, after the assessment of the Sustainability and Scenarios Committee; it also approves operations not included in the non-profit plan whose cost exceeds € 1 million, provided that reports on operations not included in the plan and not subject to Board approval are periodically submitted to the Board, in accordance with paragraph below.

•

Examines and approves, with the support of the Board Committees to the extent applicable, the Annual Financial Report, which includes the draft of Eni Financial Statements, the Consolidated Financial Statements and the Sustainability Statement, the annual voluntary Sustainability Report and the half-year financial report. It also examines and approves any periodic information relating to quarterly financial reports and preliminary reports, the annual Report on Payments to Governments and any additional periodic statements or reports in accordance with applicable regulations.

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

•

Receives periodic reports from the Chairman, on the implementation of Board resolutions. At each Board meeting, receives information from the Board’s internal Committees on the most relevant issues examined during their meetings and, on an annual basis, a report on their activities with the exception of the reports of the Control and Risk Committee, including the opinion on the adequacy of the internal control and risk management system, presented on the occasion of the approval of the Annual Financial Report and the Half-Year Financial Report. .

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

The Board ensures compliance with the principles of good corporate governance and management of the subsidiaries, protecting their operational autonomy with specific regard to listed companies and companies for which law or regulations require it. It also ensures the confidentiality of transactions between said subsidiaries and Eni or third parties for the protection of the subsidiaries' interests. Without prejudice to any of the provisions mentioned below, transactions with a significant impact include the following:

a)  acquisitions and disposals of equity investments, companies or business units, property rights, leases active and passive of companies or business units, transfers of assets, mergers, demergers and liquidations of companies exceeding €200 million in the upstream oil&gas sector and €150 million in other business sectors, with the exception of intra-group transactions and without prejudice to the powers reserved to the Shareholders’ Meeting and to the Board of directors, under Civil Code and the Company’s By-laws;

b)  acquisitions and disposals (also as part of “unification” agreements) of exploration mining rights exceeding €150 million and productive mining rights exceeding €200 million;

c)  capital increases (i) of subsidiaries: for amounts exceeding €1 billion, (ii) of associate companies: for amounts exceeding €500 million, if proportionate to the interest held, and of any amount, if not proportional to the interest held;

d)  investments in fixed assets exceeding €500 million in the upstream oil&gas sector, and €300 million in other sectors;

e)  transactions that imply: (i) entry into new countries, with a significant operational presence or with initiatives that present a particular risk and/or (ii) significant entry into new business sectors;

f)   real estate leases, purchase and sale of goods and contracts for the provision of work or services (other than those intended for investment and gas supplies), with the exclusion of contracts with and between subsidiaries, at a total price exceeding €1 billion or, if the total price exceeds €500 million, with a duration of more than 20 years, with the exception of crude oil purchase and sale contracts falling within the scope of ordinary oil trading activities;

g)  gas and LNG purchase and supply contracts, of at least 3 billion cubic meters per year and ten-year duration or changes to gas purchase and supply contracts involving increases in commitments of at least 3 billion cubic meters per year and increases in duration, inclusive of the residual duration of the contract, exceeding 10 years, with the exception of modifications made in execution of contractual clauses already included in the original agreement;

h)  loans to subjects other than subsidiaries: (i) if in favour of associate companies: for an amount exceeding €300 million, if in proportion to interest held; and for an amount exceeding €10 million if not proportional to interest held; (ii) if in favour of non- associate companies: of any amount; (iii) changes in the loans referred to in points (i) and (ii), which determine a worsening in the approved contractual terms.

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

i)  issuing of unsecured and secured guarantees to entities other than subsidiaries: (i) for amounts exceeding €500 million, if in the interest of the Company or of Eni subsidiaries; (ii) for amounts exceeding €300 million, if in the interest of non-controlled associated companies; (iii) in any case, for amounts exceeding €10 million if the guarantee is not proportionate to the interest held in the obligations underlying the guarantee (with the exception of the case in which the non-proportionality is due to the presence of a carry agreement within the limits indicated in letter h) above or to the presence, in the share capital of subsidiaries included in the consolidation area of Eni S.p.A., of minority shareholders who act exclusively as financial investors); (iv) if in the interest of entities belonging to "Temporary Business Groupings" for participation in tenders for which Eni or its subsidiaries act as agents, for an amount exceeding €50 million, or for any amount if there is no provision for the issue of a counter-guarantee by the entities participating in the "Temporary Business Grouping"; (v) for any amount, if in the interest of third parties; (vi) for an indeterminate amount, in the interest of any person; (vii) changes to the guarantees referred to in the previous points, which determine a worsening in guarantees already issued;

j)  waiver of rights with a value equal to the thresholds set out in the preceding letters for the acquisition or transfer of the same rights;

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

•

Approves the Company’s Code of Ethics and the General Part of Model 231 in the manner and within the terms established by the aforementioned documents. With the support of the Control and Risk Committee, determines also the attribution of supervisory functions and the composition criteria of the supervisory body pursuant to Legislative Decree 231/2001 and, on the proposal of the Chief Executive Officer, in agreement with the Chairman: (i) having heard the Nomination Committee and, for external members, also the opinion of the Board of Statutory Auditors, it appoints and removes the members of the Supervisory Body referred to in Legislative Decree no. 231 of 2001, determining its composition and (ii) having heard the Remuneration Committee, establishing the remuneration of its members. Upon proposal of the Supervisory Body, approves the related annual "budget".

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

Directors’ independence

On the basis of statements made by the Directors and other information available to the Company, the Board of Directors after its appointment, in its meeting of May 11, 2023:

- first, defined the criteria for assessing independence, pursuant to the Code, confirming the criteria already identified by the former Board of Directors, relating to the identification of additional remuneration and significance of relationships that could compromise independence;

- and then assessed that the Chairman and Directors Baroncini, Belcredi, Dittmeier, Seganti, Sgubin and Vermeir meet the independence requirements provided for by law and by the Code. At the assessments carried out in February 2024, February 2025 and February 2026, the Board of Directors, after preliminary assessment by the Nomination Committee, confirmed the previous assessment of independence pursuant to law and to the Code of the Chairman of the Board of Directors Zafarana and Directors Baroncini, Belcredi, Dittmeier, Seganti, Sgubin and Vermeir. In addiction, at the assessment carried out in February 2026, based on provisions of Decree Law no. 95/2025, converted into Law no. 118/2025, and on the statement made by Director Ciciani, the Board of Directors, after preliminary assessment by the Nomination Committee, also assessed the independence pursuant to law of Director Ciciani.

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

All Board Committees report to the Board of Directors, at least once every six months, on activities carried out. Starting from 2026, the reports will be issued annually accordingly with the new “Rules of the Board of Directors and its Committees”, adopted by the Board itself on January 29, 2026. In addition, the Chairmen of the Committees report to the Board at each meeting of the Board on the key issues examined by the Committees in their previous meetings.

In the exercise of their functions, the Committees have the right to access any information and Company functions necessary to perform their duties. They are also provided with adequate financial resources, in accordance with the terms established by the Board of Directors and can avail themselves of external advisers.

The Chairman of the Board of Statutory Auditors or a Statutory Auditor designated by her, participates in Control and Risk Committee. Members of the Board of Statutory Auditors may also attend other Committee’s meetings. Upon invitation of the Chairman of the Committee, the Chairman of the Board of Directors and/or the Chief Executive Officer may attend specific meetings8 as well as other Directors, after having heard the Chairman of the Board. Moreover, upon invitation of the Chairman of the Committee, and having informed the Chief Executive Officer, other members of the Company structure, for their own competence, may be invited to participate in the meeting on specific items of the agenda.

[8] Except for meetings of the Remuneration Committee examining proposals regarding their remuneration. Rules of the Remuneration Committee establish that “no Director and, in particular, no Director with delegated powers may take part in meetings of the Committee during which Board proposals regarding his or her remuneration are being discussed, unless such proposals regard all the members of the Committees established within the Board of Directors.”

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

Set forth below is a detailed description of the Committees’ duties, as established by the regulations in force as of December 31, 2025, in relation to which the regulation adopted on January 29, 2026, introduced no substantive amendments.

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

The Control and Risk Committee comprises four non-executive independent directors.9

In particular, the Directors Vermeir, Dittmeier and Seganti have been identified by the Board as members "with adequate knowledge and experience in accounting, finance or risk management", required by the Code of Corporate Governance (Recommendation 35)10. The Chairman of the Committee was elected from the minority list presented by Italian and foreign institutional investors.

The Committee supports the Board of Directors with preparatory work, following which it formulates assessments and/or opinions, in particular with regard to:

a) the guidelines for the internal control and risk management system (ICRMS) consistently with the Company’s strategies, so that the main risks that affect the Company and its subsidiaries can be correctly identified and appropriately measured, managed and monitored, expressing in this regard the opinion required by internal regulations on the matter; it also supports the Board of Directors in determining the degree of compatibility of such risks with the management of the Company in a manner consistent with its stated strategic objectives and preliminary examining the main company risks, taking into account the characteristics of the activities carried out by the company or its subsidiaries. In the course of 2025, the Committee contributed to the design of the Eni Risk and Internal Control Holistic Framework Policy (Enrich), which integrates established practices to effectively identify, measure, manage and monitor key risks, driving the development of adaptive control systems for the specific contexts in which we operate with a view of better adapting to the Company’s ongoing transformation and supporting achievement of Company’s goals and strategy execution;

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

[10] The Governance system put in place by Eni establishes that the Committee as a whole possesses adequate expertise in the sector of activity in which the Company operates, as necessary to assess the related risks, and must in any case have adequate skills in relation to the tasks it is called upon to perform, as assessed by the Board of Directors upon the appointment; two members of the Committee if there are such members on the Board, or in any case at least one member of the Committee or in any case at least one member of the Committee must possess adequate experience in financial and accounting matters or in risk management, as assessed by the Board of Directors at the time of their appointment.

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

In accordance with the By-laws and the Corporate Governance Code, the Committee assists the Board of Directors with preparatory, consultative and advisory functions on appointment and succession plans issues. More specifically, the Committee:

a)    assists the Board of Directors in formulating any criteria for the appointment of persons indicated in letter b) below, and of the members of the other boards and bodies of Eni’s associated companies;

b)    provides evaluations to the Board of Directors on the appointment of executives and members of the boards and bodies of the Company and of its subsidiaries, proposed by the Chief Executive Officer and/or the Chairman of the Board of Directors, whose appointment falls under the Board’s responsibilities and oversees the associated succession plans. It supports the Board in the elaboration, update and implementation of the Chief Executive succession plan, by identifying, at least, the procedures to be followed in the event of an early termination of office;

c)    upon a proposal of the Chief Executive Officer, examines and evaluates criteria governing the succession planning for the Company’s managers with strategic responsibilities;

d)    assists the Board in the identification of candidates to serve as Directors in the event one or more positions need to be filled during the course of the year (Article 2386, first paragraph, of the Italian Civil Code), ensuring compliance with the requirements regarding the minimum number of independent Directors and the percentage reserved for the less represented gender, as well the representation of non-controlling interests;

e)    proposes to the Board of Directors candidates for the position of Director to be submitted to the Shareholders’ Meeting of the Company, in the absence of proposals submitted by the shareholders, in the event it is not possible to draw the required number of Directors from the slates presented by shareholders;

f)    with reference to the annual evaluation program on the performance of the Board of Directors and its Committees, in compliance with the Corporate Governance Code, it assists the Chairman of the Board of Directors in the activity attributed to it, of ensuring the adequacy and transparency of the self-assessment process of the Board; assists the Board in the preparatory work for the appointment of an external consultant and in the evaluation of the outcomes of the process. On the basis of the results of the self-assessment, the Committee supports the Board of Directors regarding the size and composition of the Board or its Committees, as well as, the skills and managerial and professional qualifications it feels should be represented within the same Board and Committees also in light of the industrial characteristics of the Company, taking into account the diversity criteria and the Board of Directors guidelines on the maximum number of positions a Director can hold in other companies, so that the Board itself can issue its guidelines to the shareholders prior to the appointment of the new Board;

g)    assists the outgoing Board in the proposition of the slate of candidates for the position of Director to be submitted to the Shareholders’ Meeting if the Board decides to opt for the process envisaged in Article 17.3 (1) of the By-laws, ensuring the transparency of the process leading to the slate’s structure and proposition;

h)    in compliance with the Corporate Governance Code, proposes to the Board of Directors guidelines regarding the maximum number of positions of Director or Statutory Auditor that a Company Director may hold and performs the preliminary activity for the associated periodic checks and evaluations for submission to the Board;

i)    periodically verifies that the Directors satisfy the independence and integrity requirements, and ascertains the absence of circumstances that would render them incompatible or ineligible, at least on an annual basis and upon the occurrence of circumstances relevant to independence;

j)    provides its opinion to the Board of Directors on any activities carried out by the Directors, which are in competition with the Company.

The preliminary examination of corporate affairs or governance issues is carried out jointly with the Director Corporate Affairs and Governance, who, in this case, participates in the Committee meetings.

Sustainability and Scenarios Committee

Members: Federica Seganti (Chairman), Elisa Baroncini and Roberto Ciciani.

The Sustainability and Scenarios Committee is made up of three non-executive Directors, a majority of whom are independent pursuant to Corporate Governance Code; all Directors are independent pursuant to law.

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

The Auditors are appointed by means of a slate voting system: the minimum holding required to submit a slate for the election of the Statutory Auditors was equal (in 2023) to 0.5% of share capital. Two standing Statutory Auditors and one Alternate Auditor are selected from among the candidates of the non-controlling shareholders. The Chairman of the Board of Statutory Auditors is appointed by the Shareholders’ Meeting from among the Auditors chosen by the non-controlling shareholders.

In accordance with the provisions designed to ensure gender balance, two Statutory Auditors were drawn from the less represented gender.

The Auditors must satisfy the independence, professional and integrity requirements established by Italian regulations. Article 28 of the By-laws specifies that the professionalism requirements may be fulfilled by having at least three years’ experience in: (i) professional or teaching activities pertaining to commercial law, business economics and corporate finance, or (ii) experience in executive positions in the fields of engineering and geology. U.S. regulations for Audit Committees require that at least one member of the Board of Statutory Auditors be a financial expert and have adequate knowledge of the functions of the Audit Committee and experience in the analysis and application of generally accepted accounting standards, the preparation and auditing of Financial Statements and internal control processes. The Board of Statutory Auditors, acting as the Internal Control and Financial Auditing Committee pursuant to Legislative Decree no. 39/2010 (Consolidate Law on Statutory Audits of annual accounts and consolidated accounts), must satisfy the requirement imposed by Art. 19 of that law, providing that “the members of the internal control and financial auditing committee, as a body, are competent in the sector in which the company being audited operates”. In addition, the Corporate Governance Code Eni has adopted, also recommends that all members of the Board of Statutory Auditor possess the independence requirements envisaged for Directors. Compliance with those criteria is verified by the Board of Statutory Auditors itself.

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

●

examines reports from the CEO and the Head of Eni’s Accounting and Financial Statements concerning: i) any significant deficiency in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and any material weakness in internal controls; and ii) any fraud that involves management or other employees who have a significant role in the Company’s internal controls.

The Board of Statutory Auditors, in the performance of its duties, is supported by the Company’s departments, in particular the Internal Audit Department and the Administrative and Financial Statement Department.

231 Supervisory Body and Model 231

In accordance with the Italian regulations concerning the “administrative liability of legal entities deriving from criminal offences”, contained in Legislative Decree No. 231 of June 8, 2001 (henceforth, “Legislative Decree No. 231/2001”), legal entities, including corporations, may be held liable – and consequently fined or subject to prohibitions – in relation to certain crimes attempted or committed in Italy or abroad in the interest or for the benefit of the Company by individuals in high-ranking positions and/or persons managed or supervised by an individual in a high ranking position. The companies may, in any case, adopt organizational, management and control models designed to prevent these crimes. With respect to this issue, Eni Board of Directors – in its Meetings of December 15, 2003 and January 28, 2004 – approved an organizational, management and control model pursuant to Legislative Decree No. 231 of 2001 (Model 231) and created the 231 Supervisory Body. Moreover, as a result of changes in the Italian legislation governing the matter and in the Company’s organizational structure, on March 14, 2008, the Board of Directors updated Model 231 and adopted Eni’s Code of Ethics – replacing the previous version of the Eni Code of Conduct of 1998 – which represents a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes internally and externally in order to ensure that all business activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of all stakeholders with which Eni interacts on an ongoing basis. These include shareholders, employees, suppliers, customers, commercial and financial partners, and the local communities and institutions of the countries where Eni operates. Since its first adoption, Model 231 has been updated very frequently, in most cases in response to new provisions of law coming into force as well as to organizational changes in the company’s structure. Most recently, the Board of Directors, in its meeting of June 26, 2025 approved the updating of General Part of Model 231.

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

Employees

As of December 31, 2025, Eni had a total of 32,349 employees, with a decrease of 143 employees (-0.4% compared to December 31, 2024), which mainly reflects a decrease of 94 employees working in Italy and 49 employees working abroad.

The overall 2025 headcount remains substantially aligned with the end 2024 figures mainly due to divestments activities outside Italy following the portfolio optimizations, partly offset by a slightly positive balance between hirings and terminations.

	2025	2024	2023
		(number)
Exploration & Production	9,141	9,188	9,840
Global Gas & LNG Portfolio and Power	1,077	1,151	1,130
Enilive and Plenitude	6,064	5,899	5,759
Refining and Chemicals	10,117	10,060	10,449
Corporate and Other activities	5,950	6,194	5,964
	32,349	32,492	33,142

The table below sets forth Eni’s employees’ distribution as of December 31, 2023, 2024 and 2025 in Italy and outside Italy:

		2025	2024	2023
			(number)
Exploration & Production	Italy	4,040	4,017	3,913
	Outside Italy	5,101	5,171	5,927
		9,141	9,188	9,840
Global Gas & LNG Portfolio and Power	Italy	741	765	740
	Outside Italy	336	386	390
		1,077	1,151	1,130
Enilive and Plenitude	Italy	3,937	3,827	3,656
	Outside Italy	2,127	2,072	2,103
		6,064	5,899	5,759
Refining and Chemicals	Italy	7,617	7,559	7,702
	Outside Italy	2,500	2,501	2,747
		10,117	10,060	10,449
Corporate and other activities	Italy	5,671	5,932	5,738
	Outside Italy	279	262	226
		5,950	6,194	5,964
Total	Italy	22,006	22,100	21,749
	Outside Italy	10,343	10,392	11,393
		32,349	32,492	33,142
of which senior managers		896	945	960

We seek to maintain constructive relationship with labor unions.

Share ownership

As of February 25, 2026, the cumulative number of shares owned by Eni’s Directors, Statutory Auditors and Senior Managers was 1,674,249 less than 0.1% of Eni’s share capital outstanding as of the same date. Eni issues only ordinary shares, each bearing the right to one-vote; therefore shares held by those persons have no different voting rights. The breakdown of share ownership for each of those persons is provided below.

Name	Position	Number of shares owned
Board of Directors
Claudio Descalzi	CEO	647,621
Senior Managers (a)		1,026,628	(1)

(a) Members of the Management Committee at December 31, 2025.
(1) No. 16,823 shares owned by spouses not legally separated and by underage children.

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

Under the Plan granting two annual award (in 2024 and 2025) of free for no consideration with an annual individual monetary value of €2,000, with a three-year lock-up period, a total of 3,289,345 and 3,102,700 shares were issued respectively in November 27, 2025 and November 27, 2024. In 2026, a co-investment model will be implemented whereby, upon the employee's purchase of shares, free shares will be granted equal to 50% of the shares purchased, up to a maximum value of €1,000.

At the grant date (November 27, 2024), a total of 3,102,700 shares were issued.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Ministry of Economy and Finance controls Eni as a result of the shares directly owned and those indirectly owned through Cassa Depositi e Prestiti SpA (CDP), in which the Ministry of Economy and Finance holds a 82.77% stake.

As of March 11, 2026, the total amount of Eni’s voting securities owned, either directly or indirectly, by persons that have notified that their holding exceeds the threshold of 3%11 pursuant to Article 120 of the Legislative Decree No. 58/1998 and to the Consob Regulation No. 11971/1999 and, in any case, by controlling shareholders, was:

Title of class	Number of shares owned	Percent of class
Ministry of Economy and Finance	65,586,402	2,166
Cassa Depositi e Prestiti SpA	936,179,478	30,918
Romano Minozzi[12]	97,351,116	3,215
BlackRock, Inc.[13]	150,878,955	4,983

As of March 11, 2026, the percentage of Eni’s treasury shares was equal to 2.87% of the share capital14.

In relation to the Italian legislation governing the special powers of the Italian State see “Item 10 – Additional information – Limitations on changes in control of the Company (Special Powers of the Italian State)”.

As of March 11, 2026, there were 25,216,014 ADRs outstanding, each representing two Eni ordinary shares, corresponding to approximately 1.7% of Eni’s share capital. See “Item 9 – The offer and the listing”.

Related parties transactions

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with associates, joint ventures, joint operations or other affiliates, as well as other companies owned or controlled by the Italian Government. All such transactions are conducted in the interest of Eni Group companies15.

Amounts and types of trade and financial transactions with related parties and their impact on consolidated earnings and cash flow, and on the Group’s assets and financial condition are reported in “Item 18 – Note 36 to the Consolidated Financial Statements”.

[11] Major holdings pursuant to Article 120 of the Legislative Decree No. 58/1998 are updated also on the basis of communication made by intermediaries pursuant to Article 83-novies of the Legislative Decree No. 58/1998 in order to exercise the corporate rights.

12 It refers to the notification pursuant to Article 120 of the Legislative Decree No. 58/1998 made by Mr. Minozzi on May 7, 2025. The percentage in the table has been updated in consideration of the change in Eni shares representative of the share capital due to the cancellation of no. 118,782,928 treasury shares executed on March 4, 2026 in accordance to the resolution of the Shareholders’ Meeting of May 14, 2025.

13 It refers to the notification pursuant to Article 120 of the Legislative Decree No. 58/1998 made by Blackrock, Inc. on March 11, 2026. On December 22, 2025, BlackRock, Inc. notified to the Company and Consob, pursuant to Article 119, paragraphs 1 and 2 of the Consob Regulation No. 11971/1999 regarding holdings of financial instruments and aggregate holdings, the following holdings through 17 controlled management companies: holding of voting shares: 4.798%; potential holding: 0.159%; other long positions with cash settlement: 0.046%.

[14] Eni's Board of Directors approved the start of the buy-back program for 2025 in execution of the authorization granted by the Shareholders Meeting held on May 14, 2025. Purchases started on May 20, 2025 and terminated on February 18, 2026. Following the purchases made until the termination of the buy-back program for the year 2025, considering the treasury shares already held and the free of charge shares granted to Eni’s employees (as provided by the “Long-Term Incentive Plan 2020-2022” approved by Shareholders’ Meeting of May 13, 2020, and by the “Employee Stock Ownership Plan” approved by Eni’s Shareholders’ Meeting of 15 May 2024), Eni held n. 205,610,942 shares equal to 6.53% of the share capital. Following the cancellation of no. 118,782,928 treasury shares made on the basis of the authorization granted by the Shareholders’ Meeting held on May 14, 2025 and executed on March 4, 2026, Eni holds no. 86,828,014 treasury shares.

[15] For more details on internal rules on related parties transactions, please refer to Item 10, paragraph “Interests in Company’s transactions”.

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

Dividends and remuneration policy

Management is committed to delivering on a progressive and competitive shareholder remuneration policy, that is reflective of the expected improvement in underlying earnings and cash flows on a constant scenario basis and of the increased resiliency of the business to cyclical fluctuations. In setting the level of shareholders’ remuneration, management is also considering its assumptions about future trends in crude oil prices and in other market variables.

As part of that framework, management is planning to return shareholders an amount of cash representing a portion in a range of 35 to 45% of the expected cash flow from operations before working capital requirements “adjusted cash flow”. That portion is higher than the previous range of 35-40% to take into account a perceived solid financial structure of the Company, lower expected expenditures than in the past and a growing contribution of dividends from equity-accounted entities to the cash flow. In 2025, management gauged this adjusted cash flow measure at around €12.5 billion and cash returns to shareholders came in close to the upper limit of that range as we returned €5 billion of cash to shareholders comprising the 2025 dividend of €1.05 per share (equal to €3.15 billion, with the third and fourth instalments to be distributed in the first half 2026) and the 2025 buy-back program of €1.8 billion, which was completed in February 2026.

Going forward, distributions will continue contemplating a combination of dividends and share repurchases. We expect to gradually increase the dividend in future years in line with the expected improvement in the Group underlying financial performance, and to enhance the dividend resilience to the scenario. Share repurchases will complement the dividend and are intended as a flexible tool to distribute raising amount of cash generated by the business in case of upside in the scenario variables, a better than budgeted company’s performance or other factors. For the full year 2026, we expect to distribute shareholders an amount equal to 40% of the adjusted cash flow which will be earned by the Company under the assumption of 70 $/bbl of Brent crude oil (nominal terms) through dividends and share repurchases.

According to our financial framework, in case the Group results of operations are trending higher than management’s plans due to a better pricing environment than management expectations (i.e. a Brent crude oil price higher than 70 $/bbl) and/or an improved business underlying performance, management intends to distribute up to 60% of the incremental cash flows through share repurchases (in line with the past), until management’s expected Brent crude oil price for the full year reaches 90 $/bbl on average. In case management’s forecast of the Brent crude oil price exceeds 90 $/bbl for 2026 full year, the Company intends to distribute shareholders 100% of the incremental adjusted cash flow at a Brent price higher than 90 $/bbl and/or other scenario variables 50% above planned levels (namely spot natural gas prices and refining margins) as extraordinary dividend.

In case the commodity scenario underperforms management’s expectations, the Company plans to leverage on its financial flexibility as well as on possible revisions of the capital expenditure plans considering the proportion of uncommitted projects in our development portfolio, to preserve shareholders’ returns.

For 2026, having assessed the progress of the Company in executing its strategy, based on a sound financial position and management scenario assumptions, management is planning to increase the yearly dividend to €1.10 per share, up 4.8% from 2025. This dividend is expected to be paid in four equal quarterly instalments in September 2026, November 2026, March 2027, and May 2027. Therefore, the expected cash out for dividend payments in 2026 will include two instalments of the 2025 dividend of €0.26 per share each, and two instalments of the planned 2026 dividend of €0.27 per share each.

Consistently with its remuneration policy, for 2026 Eni plans to execute a share buyback program of at least €1.5 billion assuming a Brent scenario of 70 $/bbl and that the Company delivers its planned adjusted cash flow for the year. Execution of this buyback program is subject to shareholders’ approval at the Annual General Meeting scheduled for May 2026. In case of a better oil price environment and/or better business underlying performance, the buyback is expected to be increased to an upper limit of €4 billion.

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

Eni’s American Depositary Receipts (“ADRs, and each an “ADR”), each representing two Shares, are listed on the New York Stock Exchange, under the trading symbol “E”. Since June 27, 2017, Citibank N.A. (the “Depositary”) acts as the company’s depositary bank issuing ADRs pursuant to a deposit agreement (the “Deposit Agreement”) entered into among Eni, the Depositary, some beneficial owners (the “Beneficial Owners”) and registered holders from time to time of the ADRs issued hereunder.

As of March 4, 2026, there were 25,216,014 ADRs outstanding, representing 50,432,028 ordinary shares or approximately 1.67% of all Eni’s share capital, held by 110 holders of record (including the Depository Trust Company) in the United States, all of which are U.S. residents. Since a number of ADRs are held by nominees, the number of holders may not be representative of the number of Beneficial Owners in the United States or elsewhere.

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

Borsa Italiana reports daily market data and news for each listed security, including volume traded and high and low prices.  For the purposes of the automatic control of the regularity of trading, the regulations of Borsa Italiana define certain price variation limits (established in the “Guide to the Parameters” for trading on the regulated markets organized and managed by Borsa Italiana and available on its website). Where the price of a contract that is being concluded exceeds one of those limits, trading in that security will be automatically suspended and a reservation phase begun.

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

Interests in Company’s transactions

As provided by the Italian Civil Code, when a Director retains a personal interest or an interest on behalf of third parties in Company transactions, he shall disclose it to the Board of Directors and to the Board of Statutory Auditors, specifying the nature, terms, origin and extent of such interest. Based on this provision and in compliance with the Consob (“Commissione Nazionale per le Società e la Borsa” is the public authority responsible for regulating the Italian financial markets) regulation on transactions with related parties (the “Consob Regulation”), the Board of Directors — on November 18, 2010 — unanimously approved the internal rules on “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties”, which has been in effect from January 1, 201115 to ensure the transparency and substantial and procedural fairness of transactions with related parties and with parties that are of interest to Eni’s Directors and Statutory Auditors, carried out by Eni itself or its subsidiaries. These rules, lastly approved by the Board of Directors on November 16, 202316 - mainly in order to adapt them to the principles of the new Eni Regulatory System (assuming the format of a Policy) and to take into account the application experience and from a risk-based perspective - received the preliminary favorable opinion, expressed unanimously, of the Control and Risk Committee, composed entirely of independent Directors as per the requirements set out in the Corporate Governance Code, which Eni has adopted, and in accordance with the Consob Regulation. The Policy sets out monitoring and evaluation requirements for the preliminary phase and for carrying out a transaction with a party in which a Director or Statutory Auditor has an interest. In this regard, both in the preliminary and deliberation phase, a thorough, documented examination of the reasons for the transaction, highlighting the Company’s interest in carrying it out and the soundness and fairness of the underlying terms, is required. Directors involved in matters subject to Board resolution normally shall not participate in the relevant discussion and decision and shall leave the room during these procedures. If the person involved is the Chief Executive Officer and the transaction falls under his duties, he shall in any case abstain from taking part in the transaction and shall entrust the matter to the Board of Directors (as provided by Article 2391 of the Italian Civil Code). In any case, if the transaction is under the responsibility of the Board of Directors of Eni, a non-binding opinion from the Control and Risk Committee is required.

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

Compensation

Directors’ compensation shall be determined by the Shareholders’ Meeting, as required by Italian law, while the compensation of Directors with delegated powers in accordance with the By-laws (such as the Board Chairman and the CEO), or that participate in Board Committees, shall be determined by the Board of Directors, upon the proposal of the Remuneration Committee, after examining the opinion of the Board of Statutory Auditors (for more details about the compensation policy in 2025, see the Remuneration Report 2025 incorporated herein by reference as section 2 of the Report on the 2025 Remuneration Policy and remuneration paid 2024).

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

[15] These internal rules replaced the previous regulation issued by the Board of Directors on the matter on February 12, 2009. The provisions regarding information to be provided to the public, under both the Consob Regulation and the internal rules, have been applied since December 1, 2010.

[16] The rules have been updated, with reference to the implementation procedures, on March 2025.

Company’s shares

In accordance with Article 5 of the By-laws, the Company’s share capital amounts to €4,005,358,876.00, fully paid, and is represented by 3,027,982,186 17 ordinary registered shares without indication of par value as of March 4, 2026. As required by the Italian law on the dematerialization of financial instruments, Eni’s shares (the “Shares”) must be held with “Monte Titoli SpA” (the Italian Central Securities Depository) and their beneficial owners may exercise their rights through special deposit accounts opened with intermediaries, such as banks, brokers and securities dealers. Shares are indivisible and each share is entitled to one vote. Shareholders are allowed to vote at ordinary and extraordinary Shareholders’ Meeting, including by proxy or by mail or, if envisaged in the notice calling the Meeting, by electronic means. Moreover, in accordance with Article 9 of the By-laws, the Shareholders’ Meeting may resolve to increase the Company share capital by issuing shares, including shares of different classes, to be granted for no consideration to Eni employees, pursuant to Article 2349 of the Italian Civil Code. This power has not been exercised.

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

Voting rights

The general provisions on share “voting rights” are described at the paragraph “Shareholders’ Meeting” below. In relation to the appointment of the Board of Directors (Eni’s Board is not a “staggered board”) and the Board of Statutory Auditors (see “Item 6”), Eni’s By-laws provide for a slate voting system. In particular, pursuant to Article 17 of the By-laws and in accordance with applicable law, slates may be presented by shareholders, either severally or jointly, representing at least 1% of the share capital, or any other threshold established by Consob in its regulation (lastly, on January 27, 2026, Consob confirmed a threshold of 0.5% for Eni, given its market capitalization). Each shareholder may, severally or jointly, submit and vote for a single slate only. There are no provisions in Eni’s By-laws relating to: rights to share in Company profits; redemption provisions; sinking fund provisions; liability to further capital calls by the Company.

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

[17] The Shareholders’ Meeting, held on May 14, 2025, resolved to authorise the Board of Directors with the option of delegation to the Chief Executive Officer and sub-delegation by the same, to cancel up to a maximum of 315,000,000 treasury shares, purchased on the basis of the authorisation of the Shareholders' Meeting, held on the same day, without any impact on the Company’s share capital. The cancellation of 118,782,928 treasury shares made on the basis of the above mentioned authorisation was executed on March 4, 2026.

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

In accordance with Article 3, paragraph 14-sexies of Decree Law No. 202 of December 27, 2024 , ratified with amendments by Law No. 15 of February 21, 2025, which extended the effectiveness of the measures contained in the Article 106, paragraph 4, second sentence, of Decree Law No. 18 of March 17, 2020, ratified with amendments by Law No. 27 of April 24, 2020 also to the Shareholders’ Meeting to be held by December 31, 2025, the participation in the Shareholders’ Meeting of May 14, 2025 was permitted solely through the Shareholders’ representative designated by the Company pursuant to Article 135-undecies of Consolidated Law on Financial Intermediation. Decree Law No. 200 of December 31, 2025, ratified with amendments by Law No. 26 of February 27, 2026, extended the effectiveness of the above-mentioned measures also to the Shareholders’ Meeting to be held by September 30, 2026.

 Stock ownership limitation and voting rights restrictions

Without prejudice to any specific regulations regarding international sanctions, there are no limitations imposed by Italian law or by Eni’s By-laws on the rights of non-residents in Italy or foreign persons to hold shares or vote other than the limitations described below (which are equally applicable to both residents and non-residents of Italy). In accordance with Article 6 of the By-laws, and in application of the special rules pursuant to Article 318 of Decree Law No. 332 of May 31, 1994, ratified with amendments by Law No. 474 of July 30, 1994 (Law No. 474/1994), no shareholder may hold, in any capacity, directly or indirectly, more than 3% of the Company’s share capital. Any voting rights and any other non-financial rights attached to shares held in excess of the maximum limit indicated above may not be exercised and the voting rights of each shareholder to whom such limit applies shall be reduced in proportion, unless otherwise jointly specified in advance by the parties involved.

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

The special powers apply, among others, to company assets in the energy sector, as defined by the regulations which implement the relevant law.

The special powers include: a) veto power (or the power of imposing conditions or requirements) over certain transactions or resolutions involving strategic assets (identified by Decrees of the President of the Council of Ministers no. 179 and 180 of 2020) or companies that hold such assets and which give rise to an extra-ordinary situation, not regulated by national and European sector regulations including sector-specific regulation regarding the prudential assessments of acquisitions of qualifying holdings in the financial sector and merger control, of a threat of a serious prejudice to public interests relating to the safety and operation of networks and facilities and the continuity of supplies and b) power of attaching conditions or opposing the acquisition by an entity of shareholdings that determine the control of a company that holds, directly or indirectly, strategic assets and the acquisition, by an entity outside of the EU, of shareholdings in such company equal to at least 10% and the total value of the investment exceeds one million euros, or the acquisitions result in the 15%, 20%, 25%, 50% thresholds being exceeded, if the purchase entails a threat of a serious prejudice to the essential interests of the State or a danger to public security or public order, including the national economic and financial security to the extent that the protection of the essential interests of the State is not adequately guaranteed by the existence of sector-specific regulation.

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

[18] This provision has been modified by the Decree Law No. 21 of March 15, 2012, ratified with amendments by Law No. 56 of May 11, 2012. For more details see the paragraph “Limitation on changes in control of the Company (Special Powers of the Italian State)” below.

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

Shareholder ownership thresholds

There are no By-law provisions governing the disclosure of the ownership threshold because the matter is regulated by Italian law. Pursuant to the Consolidated Law on Financial Intermediation19 and the Consob Regulation20, any direct or indirect holding in the voting shares of an Italian listed company in excess of 3%21, 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6% and 90% must be notified to the investee company and to Consob. The same disclosure requirements refer to holdings that drop below one of the specified thresholds.

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

[19] Legislative Decree No. 58 of February 24, 1998, with specific reference to Articles 120-122.
[20] Article 117 of Consob Decision No. 11971/1999 and subsequent amendments.

21 If the company is not a SME (small or medium enterprise). Moreover, Consob may, by means of measures justified by the need to protect investors, as well as corporate control market and capital market efficiency and transparency, envisage — for a limited period of time — lower thresholds by its decree for companies with particularly extensive shareholding structure.

For the purpose of the above disclosure obligations, the Consob Regulation establishes investment calculation criteria22. The obligation to notify also applies to any direct or indirect holding owned through ADRs.

Specific disclosure requirements (with partially different thresholds) are connected to investments in financial instruments and for aggregate investments23.

Under the above mentioned Consolidated Law on Financial Intermediation, as amended by Decree Law No. 148/2017, in the case of the purchase of a stake in listed issuers equal or above the thresholds of 10%, 20% and 25% of the relevant share capital in listed companies, the investor shall state the objectives it intends to pursue in the following six months24. The declaration shall state under the responsibility of the declarant: a) the means of financing the acquisition; b) whether acting alone or in concert; c) whether it intends to stop or continue its purchases, and whether it intends to acquire control of the issuer or anyway have an influence on the management of the company and, in such cases, the strategy it intends to adopt and the transactions to be carried out; d) its intentions as to any agreements and shareholders’ agreements to which it is party; e) whether it intends to propose the integration or revocation of the issuer’s administrative or control bodies. Consob can identify, with its own regulation, the cases where the aforementioned declaration is not due, taking into account the characteristics of the entity making the declaration or of the company whose shares have been purchased.

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

[22] Article 118 of Consob Decision No. 11971/1999 and subsequent amendments.
[23] Article 119 of Consob Decision No. 11971/1999 and subsequent amendments.

[24] Consob may, with a provision reasoned by investor protection needs as well as efficiency and transparency of the corporate control market and of the capital market, introduce, for a limited period of time, in addition to the thresholds above indicated, a threshold of 5 percent for companies with a particularly widespread shareholder base.

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

Finally, pursuant to Law No. 287 of October 10, 1990, any merger or acquisition of (legal or factual) sole or joint control over a company or any change of control over a company is subject to the prior authorization by the Italian Antitrust Authority25 if the companies involved exceed given turnover thresholds. If the said merger, acquisition or change of control were to significantly affect competition, in particular because they create or strengthen a dominant position, the Italian Antitrust Authority can either prohibit the transaction or make it subject to remedies preventing a restriction of competition. Moreover, if the transaction or the companies involved exceed other quantitative or qualitative thresholds set by European or other jurisdictions’ legislations (e.g. other turnover thresholds or thresholds referred to transaction’s value, market shares of the parties or the potential competitiveness of the target), the transaction can also be subject to the prior authorization by competition authorities of such other jurisdictions. Finally, pursuant to new rules enacted in 2022, in some circumstances both the Italian Antitrust Authority and the European Commission might require that specific mergers, acquisitions or changes of control be made subject to their approval, even if they are below said thresholds.

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

[25] Autorità garante della concorrenza e del mercato (AGCM).

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

Dividends are subject to a 1.20% substitute tax introduced by the Financial Bill for 2008 where the conditions in Article 27, paragraph 3-ter, Presidential Decree No. 600 of 1973 are met, i.e. dividends are paid to non-Italian companies and entities that (i) are resident in an EU Member State or EEA State included in the White List (ii) are subject to a corporate income tax in their country of residence. With reference to distributions of profit and/or retained earning which have been resolved as of 1 January 2026, the 1.20% substitute tax applies if, in addition to the conditions above, the non-Italian companies and entities receiving the dividends (i) have a participation in the Company equal to or greater than 5%, or (ii) the participation held has a tax value equal to or greater than €500,000.

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

Financial Transactions Tax

Italian Law No. 228 of December 24, 2012 has introduced a Financial Transactions Tax which applies to the transfer of shares, ADR and other financial instruments issued by companies resident in Italy. As to transfers occurring from 1 January 2026, the tax rate applicable is 0.20% for ADR negotiated in regulated markets (like the NYSE).

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

Inheritance and gift tax

Pursuant to Law Decree No. 262 of October 3, 2006, converted with amendments by Law No. 286 of November 24, 2006, effective from November 29, 2006, and Law No. 296 of December 27, 2006, the transfers of any valuable assets (including shares) as a result of death or donation (or other transfers for no consideration) and the creation of liens on such assets for a specific purpose are taxed as follows:

(a)       4 per cent: if the transfer is made to spouses and direct descendants or ancestors; in this case, the transfer is subject to tax on the value exceeding €1,000,000 (per beneficiary);

(b)       6 per cent: if the transfer is made to brothers and sisters; in this case, the transfer is subject to the tax on the value exceeding €100,000 (per beneficiary);

(c)       6 per cent: if the transfer is made to relatives up to the fourth degree, to persons related by direct affinity, as well as to persons related by collateral affinity up to the third degree; and

(d)       8 per cent: in all other cases.

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

For the year 2025, the Depositary reimbursed to Eni $ 3,123,079.19 in connection with the above mentioned expenditures.

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

Management has excluded 58 entities from its assessment of internal control over financial reporting as of December 31, 2025 because they were acquired by the Company in several purchase business combinations during 2025. These entities, which are wholly- owned, comprised, in the aggregate, total assets and total revenues excluded from management's assessment of internal control over financial reporting of approximately 1% of consolidated total assets and a null value in terms of consolidated total revenues as of and for the year ended December 31, 2025.

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

The Company’s management, including the Chief Executive Officer and the Head of Eni’s Accounting and Financial Statements department, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (CoSO) in 2013. Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers SpA, an independent registered public accounting firm, as stated in its report that is included on page F-1 of this Annual Report on Form 20-F.

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

Item 16C. Principal accountant fees and services

PricewaterhouseCoopers SpA (PwC SpA) served as Eni’s principal independent registered public accounting firm for fiscal year 2025, for which audited Consolidated Financial Statements have been included in this Annual Report on Form 20-F. PwC SpA, as the main external auditor, is wholly in charge of the auditing activities of the Consolidated Financial Statements.

The following table reports total fees for services rendered to Eni by PwC SpA and member firms of its network for the years ended December 31, 2025 and 2024.

	Year ended December 31,
	2025	2024
	(€ thousand)
Audit fees	31,071	30,098
Audit -related fees (a)	2,663	1,739
Tax fees	-	-
All other fees	-	-
Total	33,734	31,837

(a) Audit related services provided by PwC SpA and the member firms of its network mainly relate to services for the issue of comfort letters, financial and tax vendor due diligence related to the sale of a minority stake in Eni Plenitude Spa Società Benefit, services related to the report prepared by Eni SpA on payments to governments and agreed verification procedures on cost recharge rates.

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

During 2025 and 2024, no audit-related fees, tax fees or other non-audit fees were approved by the Board of Statutory Auditors pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i) (C) of Rule 2-01 of Regulation S-X.

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

Item 16E. Purchases of equity securities by the issuer and affiliated purchasers

Eni’s Board of Directors, in execution of the authorization granted by the Eni Shareholders’ Meeting of May 14, 2025 directed the management to carry out a share buy-back program of the Eni's common shares for a total maximum of €3.5 billion through April 2026. As a part of the Board mandate, the management resolved to repurchase €1.8 billion worth of Eni’s shares. The purchases started on May 20, 2025 and ended on February 18, 2026 for a total amount of €1.8 billion.

Period	Total number of shares purchased	Average weighted price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Total purchase cost	Approximate € value of Shares that may yet be purchased under the plans or programs
		€ per share		(€ million)	(€ million)

2025
2 January - 31 January	16,089,680	13.67	16,089,680	220	141
3 February - 20 February	10,108,091	13.91	10,108,091	141	0
Total as of February 20, 2025 (a)	26,197,771	13.79	26,197,771	361
Start of the program May 20 - May 30, 2025	6,939,908	12.97	6,939,908	90	1,710
2 June - 30 June	15,296,352	13.73	15,296,352	210	1,500
1 July - 31 July	16,150,368	14.26	16,150,368	230	1,270
1 August - 29 August	12,666,009	14.98	12,666,009	190	1,080
1 September - 30 September	9,091,390	14.99	9,091,390	136	944
1 October - 31 October	14,670,175	15.25	14,670,175	224	720
3 November - 28 November	9,321,703	16.09	9,321,703	150	570
1 December - 30 December	18,119,850	16.00	18,119,850	290	280
2026
2 January - 30 January	10,821,022	16.48	10,821,022	178	102
2 February - 18 February	5,706,151	17.82	5,706,151	102	0
Total as of February 18, 2026	118,782,928	15.15	118,782,928	1,800
(a) Share buy-back program of € 2 billion authorized by Eni's Shareholders’ Meeting of May 15, 2024 started on May 27, 2024 and ended on February 20, 2025.

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

Eni standards. In Italy, the Consolidated Law on Financial Intermediation states that at least one of the Directors or two, if the Board is composed of more than seven members, must meet the independence requirements for Statutory Auditors of listed companies. In particular, a Director may not be deemed independent if he/she or an immediate family member has a relationship with the issuer, with its Directors or with the companies that control the issuer or are controlled by the issuer or are under the common control with the issuer that could influence the independence of judgment. For the purposes of such provisions, Decree-Law no. 95/2025, converted into Law no. 118/2025, stated that “companies” means exclusively entities, other than the State and public administrations, that hold shareholdings as part of their own business activity or for economic or financial purposes.

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

During 2025, the independent Directors, coordinated by the Lead Independent Director, met on September 15 and, taking into account the frequency of board meetings, had further informal meeting opportunities on these occasions to exchange views, pursuant to the Corporate Governance Code recommendations.

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

Eni standards. Pursuant to the Corporate Governance Code, the Board of Directors shall establish among its members a Remuneration Committee made up of three to four non-executive Directors, all of whom shall be independent or, alternatively, a majority of whom shall be independent. In the latter case, the Chairman of the Committee shall be chosen from among the independent Directors. At least one of the Committee’s members shall have adequate knowledge and experience in financial matters or remuneration policies. First established by the Board of Directors in 1996, the Remuneration Committee is currently chaired by Director Massimo Belcredi (independent Director). The other members include Directors Cristina Sgubin, and Raphael Louis L. Vermeir, both independent Directors. Two out of three directors possess knowledge and experience in financial matters or remuneration policies. The composition and functions of the Remuneration Committee are outlined in the committee charter (“Rules”) available on the Company’s website.

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

The Model 231 was most recently updated by resolution of the Board of Directors, in the meeting of June 26, 2025, taking into account the experience gained, amendments to Legislative Decree no. 231/2001, and the corporate organizational changes of Eni SpA.

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

Eni’s cybersecurity program includes multi-layered technological capabilities designed to prevent and detect cybersecurity disruptions and is based on industry standard frameworks. The cybersecurity program incorporates an incident response plan to engage cross-functionally across the Corporation and report cybersecurity incidents to appropriate levels of management, including senior management, and the Audit Committee or the Board of Directors, based on potential impact. The Group conducts continuous cybersecurity awareness training and routinely tests cybersecurity awareness and business preparedness for response and recovery, which are developed based on real-world threats.

In recent years the business environment has been characterized by a significant rise in the cybersecurity risks, both in terms of frequency of incidents and their relevance, driven by increased operation complexity and geopolitical factors. Eni has established and is maintaining a risk-assessment program specifically designated to identify and to manage cybersecurity risks and based on the outcome of this review has adopted a suite of mitigation measures and protocols. We believe that thanks to those remedies our overall exposure to the cybersecurity risks has remained stable as the Company has been able to counteract an increased number of attacks against the Company’s information systems, which have arisen in connection with the adoption of the hybrid working environment (for example remote working) and a changed environment for cyber threats in connection with a deteriorated geopolitical landscape. The use of AI for malicious activities strengthens existing attack techniques, including phishing, vulnerability research, and target reconnaissance. At the same time, it amplifies the scale and reach of false and targeted content, fueling misinformation.

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

Considering the possible risks of cybersecurity incidents, the Group has adopted several mitigation measures of the cybersecurity risks, which include the continuous upgrading of the IT infrastructure following a security by design methodology, availability of services to protect the Company against cybersecurity threats, extension of those measures to the cloud, also integrating technologies based on AI, strengthening procedures and resources of technological security and governance at the headquarter, foreign subsidiaries and industrial hubs by means of deploying tailored programs of technological enforcement.

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

In addition, the set of countermeasures to mitigate cyber risk has been updated, consistent with recent industry-specific, legal obligations such as the recent NIS2 Directive, but also taking out  Cyber insurance for Eni and its subsidiary and by disseminating throughout the organization a cybersecurity culture aimed at making managers and employees more conscious about ongoing cyber threats and at how to deal with cyber risks. Those also include the management of fault scenarios, the preparation of contingency plans and the execution of stress tests and test simulations.

The Company owns a proprietary green data center where most of the Company’s applications and systems run, and massive amounts of the Company’s data are stored. Considering that this is a core asset, several measures and procedures have been adopted which are designated to ensure continuity in the performance of the Company’s information systems even in case of an outage of the whole data center, particularly by equipping a backup site to ensure a disaster recovery of most critical information systems and data warehouse, and by preserving continuity at the core business. The green data center has undergone an upgrading plan which comprised:

i)	advances in technological solutions to prevent and manage through automated procedures partial or component faults ;
ii)	availability of spare capacity to elaborate and manage data and/or availability of off-line backup data at other sites;
iii)	reinforcement of the geographic enterprise redundant connectivity to consume services from GDC and Cloud suppliers.

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

•	Third, mitigating actions and plans are implemented or those in place are revised to reduce any possible risks to a tolerable level
•	Finally, controls have been designed to test the effective functioning of mitigating actions.

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

The Company’s cybersecurity program is managed by an IT senior manager, with support from cross-functional teams led by Eni’s information technology (IT) and operational technology (OT) cybersecurity operations managers (collectively, Cybersecurity Operations Managers). The Cybersecurity Operations Managers are responsible for the day-to- day management and effective functioning of the cybersecurity program, including the prevention, detection, investigation, and response to cybersecurity threats and incidents. The Cybersecurity Operations Managers collectively have many years of experience in cybersecurity operations.

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

While Eni believes its cybersecurity program to be appropriate for managing constantly evolving cybersecurity risks, no program can fully protect against all possible adverse events. In 2025, no material cybersecurity incidents were reported. For additional information on these risks and potential consequences if the measures we are taking prove to be insufficient or if our proprietary data is otherwise not protected, see “Item 3 - Risk Factors” in this report.

PART III

Item 17. FINANCIAL STATEMENTS

NOT APPLICABLE

Item 18. FINANCIAL STATEMENTS

Item 19. EXHIBITS

1.	By-laws of Eni SpA
2.	Description of securities registered under Section 12 of the Exchange Act
8.	List of subsidiaries (see Item 18 – Note 37 – Other information about investments – of the Notes on Consolidated Financial Statements)
11.	Code of Ethics (incorporated by reference to Exhibit 11 to Form 20-F 2019 (File No. 001-14090) filed on April 2, 2020)
11.2	Insider trading policy and procedure (incorporated by reference to Exhibit 11.2 to Form 20-F 2024 (File No. 001-14090) filed on April 4, 2025)
Certifications:
12.1.	Certifications pursuant to Rule 13a-14(a) of the Securities Exchange Act
12.2.	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act
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

15.a(i)	Excerpt of the pages and sections of the report on the 2026 remuneration policy and remuneration paid 2025 prepared in accordance with Italian listing standards incorporated herein by reference
15.a(ii)	Report of Ryder Scott Co
15.a(iii)	Report of Sproule
15.a(iv)	Report of DeGolyer and MacNaughton
15.a(v)	Report of DeGolyer and MacNaughton
97	Executive Compensation Clawback policy (incorporated by reference to Exhibit 97 to Form 20-F 2024 (File No. 001-14090) filed on April 4, 2025)
99	EU Taxonomy
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104.	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date: March 23, 2026

Eni SpA

/s/ FRANCESCO ESPOSITO
Francesco Esposito
Title: Head of Accounting and
Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eni SpA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Eni SpA and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated profit and loss account and consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded 58 entities from its assessment of internal control over financial reporting as of December 31, 2025 because they were acquired by the Company in several purchase business combinations during 2025. We have also excluded these 58 entities from our audit of internal control over financial reporting. These entities, each of which is wholly-owned, comprised, in the aggregate, total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting of approximately 1% and 0% of consolidated total assets and consolidated total revenues, respectively, as of and for the year ended December 31, 2025.

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

The Impact of Estimated Proved Oil and Natural Gas Reserves on E&P Property, Plant and Equipment, Net

As described in Notes 1 and 12 to the consolidated financial statements, the Company’s consolidated net property, plant and equipment (PP&E) was €50.5 billion as of December 31, 2025, of which €41.0 billion relates to the Exploration and Production (E&P) segment. The Company’s depreciation, depletion and amortization (DD&A) expense for E&P wells, plant and machinery was €5.3 billion for the year ended December 31, 2025. Oil and natural gas exploration, appraisal and development activities are accounted for using the principles of the successful efforts method of accounting. Under this method, depreciation of investments relating to mineral activities is generally calculated using the unit of production (UOP) method. In particular: (i) exploration rights and mineral titles acquired related to proved reserves are amortised considering total proved reserves; (ii) capitalised exploration, appraisal and development costs related to production facilities are amortised considering proved developed reserves and facilities are depreciated considering total proved reserves; (iii) for owned floating facilities, depreciation is calculated using the UOP method considering the recovery of proved reserves. The estimate of the reserves depends on a number of factors, assumptions and variables, including: (i) the quality of available geological and technical engineering data; (ii) projections regarding future rates of production and operating costs and development costs; (iii) changes in the prevailing tax rules, other government regulations and contractual conditions; (iv) results of drilling, testing and the actual production performance of the Company’s reservoirs; and (v) changes in oil and natural gas commodity prices. As disclosed by management, staff involved in the reserves evaluation process have qualifications that comply with international standards and proved reserves are evaluated on a rotational basis by independent oil engineering companies (collectively “management’s specialists”).

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of proved oil and natural gas reserves. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimates of proved oil and natural gas reserves. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with the specialists was assessed. The procedures performed also included (i) evaluating the data, methods and assumptions used by management and management’s specialists; (ii) testing the completeness and accuracy of the underlying data used by the specialists related to historical production volumes; and (iii) evaluating the specialists’ findings related to future production volumes by comparing the future production volumes to relevant historical and current period production volumes, as applicable. Professionals with specialized skill and knowledge were used to assist in (i) evaluating the process related to the reserve estimates including certain data, methods and assumptions used by management’s specialists and (ii) evaluating and testing, on a sample basis, the relevance and reliability of geological and technical engineering data used by management’s specialists to develop the reserve estimates.

Recoverability Assessment of Certain E&P Property, Plant and Equipment, Net

As described in Notes 1 and 12 to the consolidated financial statements, the Company’s consolidated net PP&E was €50.5 billion as of December 31, 2025, of which €41.0 billion relates to the E&P segment. The Company incurred impairment losses, net of recognized impairment reversals, before taxes associated with the E&P segment of €1.1 billion for the year ended December 31, 2025. The recoverability assessment is performed for each cash-generating unit (CGU) represented by the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. The assessment of the recoverability of non-financial assets depends on management estimates on highly uncertain and complex matters such as future commodity prices, future discount rates, future development costs and production costs, and the effects of inflation. For the determination of value in use, the estimated future cash flows are discounted using a rate that reflects a current market assessment of the time value of money and of the risks specific to the asset that are not reflected in the estimated future cash flows. For oil and natural gas properties, the expected future cash flows are estimated based on proved and probable reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimate of the future rates of production is based on assumptions related to future commodity prices, operating costs, lifting and development costs, field decline rates and other factors. When an impairment loss no longer exists or has decreased, a reversal of the impairment loss is recognised in the profit and loss account. The impairment reversal shall not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s E&P PP&E, net recoverability assessment. These procedures also included, among others, (i) testing management’s process for assessing the recoverability of carrying amounts of E&P PP&E, net; (ii) evaluating the appropriateness of the value in use models used by management; (iii) testing the completeness and accuracy of underlying data used in the value in use models; and (iv) evaluating the reasonableness of significant assumptions used by management related to future rates of production, future commodity prices, future development costs and production costs, and the discount rates. Evaluating management’s assumptions related to future commodity prices involved comparing the assumptions to observable market data. Evaluating management’s assumptions related to future development costs and production costs involved comparing the assumption to the past performance of the Company. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimates of proved and probable oil and natural gas reserves and the reasonableness of the future production volumes. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with the specialists was assessed. The procedures performed also included (i) evaluating the data, methods and assumptions used by the specialists; (ii) testing the completeness and accuracy of the underlying data used by the specialists related to historical production volumes; and (iii) evaluating the specialists’ findings related to future production volumes by comparing the future production volumes to relevant historical and current period production volumes, as applicable. Professionals with specialized skill and knowledge were used to assist in (i) evaluating the process related to the reserve estimates including certain data, methods and assumptions used by management’s specialists; (ii) evaluating and testing, on a sample basis, the relevance and reliability of geological and technical engineering data used by the specialists to develop the reserve estimates; (iii) evaluating the appropriateness of the value in use models; (iv) evaluating the reasonableness of the future commodity prices including the effects of inflation assumption; and (v) evaluating the reasonableness of the discount rates assumption.

/s/ PricewaterhouseCoopers SpA

Rome, Italy

March 23, 2026

We have served as the Company’s auditor since 2019.

CONSOLIDATED BALANCE SHEET

(€ million)

		December 31, 2025		December 31, 2024
	Note	Total amount	of which with related parties	Total amount	of which with related parties
ASSETS
Current assets
Cash and cash equivalents	(6)	8,100		8,183
Financial assets at fair value through profit or loss	(7)	6,991		6,797
Other current financial assets	(17)	3,710	2,357	1,085	48
Trade and other receivables	(8)	12,436	1,375	16,901	1,601
Inventories	(9)	5,143		6,259
Income tax receivables	(10)	539		695
Other current assets	(11) (24)	3,943	76	3,662	54
		40,862		43,582
Non-current assets
Property, plant and equipment	(12)	50,536		59,864
Right-of-use assets	(13)	5,184		5,822
Intangible assets	(14)	6,022		6,434
Inventory - Compulsory stock	(9)	1,187		1,595
Equity-accounted investments	(16) (37)	13,155		14,150
Other investments	(16)	1,329		1,395
Other non-current financial assets	(17)	1,109	612	3,215	2,380
Deferred tax assets	(23)	6,716		6,322
Income tax receivables	(10)	125		129
Other non-current assets	(11) (24)	2,839	207	4,011	142
		88,202		102,937
Assets held for sale	(25)	8,005		420
TOTAL ASSETS		137,069		146,939
LIABILITIES AND EQUITY
Current liabilities
Short-term debt	(19)	4,929	265	4,238	136
Current portion of long-term debt	(19)	3,434	128	4,582	21
Current portion of long-term lease liabilities	(13)	1,263	108	1,279	152
Trade and other payables	(18)	20,261	4,283	22,092	4,017
Income tax payables	(10)	343		587
Other current liabilities	(11) (24)	4,039	86	5,049	34
		34,269		37,827
Non-current liabilities
Long-term debt	(19)	20,139	52	21,570	79
Long-term lease liabilities	(13)	4,437	40	5,174	31
Provisions	(21)	14,580		15,774
Provisions for employee benefits	(22)	596		681
Deferred tax liabilities	(23)	4,805		5,581
Income tax payables	(10)	40		40
Other non-current liabilities	(11) (24)	3,390	462	4,449	520
		47,987		53,269
Liabilities directly associated with assets held for sale	(25)	2,026		195
TOTAL LIABILITIES		84,282		91,291
Share capital		4,005		4,005
Retained earnings		33,209		32,552
Cumulative currency translation differences		1,936		8,081
Other reserves and equity instruments		8,964		8,406
Treasury shares		(2,782)		(2,883)
Profit		2,608		2,624
Equity attributable to equity holders of Eni		47,940		52,785
Non-controlling interest		4,847		2,863
TOTAL EQUITY	(26)	52,787		55,648
TOTAL LIABILITIES AND EQUITY		137,069		146,939

See the accompanying notes.

Information about the definitive purchase price allocation of business combinations made in 2024 is provided in note 27 ‐ Other Information.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(€ million except as otherwise stated)

		2025		2024		2023
	Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties
Sales from operations		82,151	2,973	88,797	2,997	93,717	4,322
Other income and revenues		1,478	285	2,417	279	1,099	156
REVENUES AND OTHER INCOME	(29)	83,629		91,214		94,816
Purchases, services and other	(30)	(67,056)	(17,769)	(71,114)	(17,404)	(73,836)	(15,885)
Net (impairments) reversals of trade and other receivables	(8)	(11)	(1)	(168)	(2)	(249)	5
Payroll and related costs	(30)	(3,229)	17	(3,262)	3	(3,136)	(8)
Other operating income (expense)	(24)	641	(264)	(352)	201	478	17
Depreciation and amortization	(12) (13) (14)	(7,349)		(7,600)		(7,479)
Net (impairments) reversals of tangible, intangible and right-of-use assets	(15)	(1,582)		(2,900)		(1,802)
Write-off of tangible and intangible assets	(12) (13) (14)	(33)		(580)		(535)
OPERATING PROFIT (LOSS)		5,010		5,238		8,257
Finance income	(31)	7,196	215	7,715	198	7,417	155
Finance expense	(31)	(8,170)	(77)	(8,980)	(57)	(8,113)	(28)
Net finance income (expense) from financial assets at fair value through profit or loss	(31)	235		388		284
Derivative financial instruments	(24) (31)	(80)		278		(61)	1
FINANCE INCOME (EXPENSE)		(819)		(599)		(473)
Share of profit (loss) from equity-accounted investments		1,161		866		1,336
Other gain (loss) from investments		426	(18)	984	(12)	1,108	445
INCOME (EXPENSE) FROM INVESTMENTS	(16) (32)	1,587		1,850		2,444
PROFIT BEFORE INCOME TAXES		5,778		6,489		10,228
Income taxes	(33)	(3,020)		(3,725)		(5,368)
PROFIT		2,758		2,764		4,860
Attributable to Eni		2,608		2,624		4,771
Attributable to non-controlling interest	(26)	150		140		89
Earnings per share (€ per share)	(34)
Basic		0.78		0.79		1.41
Diluted		0.78		0.78		1.40

See the accompanying notes.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million)

	Note	2025	2024	2023
Profit		2,758	2,764	4,860
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods:
Remeasurements of defined benefit plans	(26)	(9)	8	(31)
Share of other comprehensive income (loss) on equity-accounted investments	(26)		1	(2)
Change of minor investments measured at fair value with effects to OCI	(26)	(30)	62	45
Tax effect	(26)	2	(4)	10
		(37)	67	22
Items that may be reclassified to profit or loss in later periods
Currency translation differences	(26)	(6,410)	3,066	(2,010)
Change in the fair value of cash flow hedging derivatives	(26)	865	(912)	541
Share of other comprehensive income (loss) on equity-accounted investments	(26)	65	(69)	54
Tax effect	(26)	(258)	263	(158)
		(5,738)	2,348	(1,573)
Total other items of comprehensive income (loss)		(5,775)	2,415	(1,551)
Total comprehensive income		(3,017)	5,179	3,309
Attributable to Eni		(2,874)	4,962	3,220
Attributable to non-controlling interest		(143)	217	89

See the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(€ million)

		Equity attributable to equity holders of Eni
	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Profit (loss) for the year	Total	Non-controlling interest	Total equity
Balance at December 31, 2024	(26)	4,005	32,552	8,081	8,406	(2,883)	2,624	52,785	2,863	55,648
Profit for the year							2,608	2,608	150	2,758
Other items of comprehensive income (loss)
Remeasurements of defined benefit plans net of tax effect	(26)				(9)			(9)	2	(7)
Change of minor investments measured at fair value with effects to OCI	(26)				(32)			(32)	2	(30)
Items that are not reclassified to profit or loss in later periods					(41)			(41)	4	(37)
Currency translation differences	(26)			(6,144)				(6,144)	(266)	(6,410)
Change in the fair value of cash flow hedge derivatives net of tax effect	(26)				630			630	(23)	607
Share of “Other comprehensive income (loss)” on equity-accounted investments	(26)				73			73	(8)	65
Items that may be reclassified to profit or loss in later periods				(6,144)	703			(5,441)	(297)	(5,738)
Total comprehensive income (loss) of the year				(6,144)	662		2,608	(2,874)	(143)	(3,017)
Dividend distribution of Eni SpA	(26)		(3,081)					(3,081)		(3,081)
Dividend distribution of other companies									(275)	(275)
Allocation of 2024 profit			2,624				(2,624)
Capital contribution by non-controlling interests									709	709
Purchase of treasury shares	(26)		(1,881)		1,881	(1,881)		(1,881)		(1,881)
Cancellation of treasury shares	(26)				(1,908)	1,908
Long-term share-based incentive plan	(26) (30)		35		(74)	74		35		35
Issuing of perpetual subordinated bonds	(26)				1,500			1,500		1,500
Repurchase of perpetual subordinated bonds	(26)				(1,500)			(1,500)		(1,500)
Coupon payment on perpetual subordinated bonds	(26)		(310)					(310)		(310)
Change in non‐controlling interest	(26)		3,417	(35)	(5)			3,377	1,695	5,072
Transactions with holders of equity instruments			804	(35)	(106)	101	(2,624)	(1,860)	2,129	269
Other changes			(147)	34	2			(111)	(2)	(113)
Other changes in equity			(147)	34	2			(111)	(2)	(113)
Balance at December 31, 2025	(26)	4,005	33,209	1,936	8,964	(2,782)	2,608	47,940	4,847	52,787

See the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

continued

(€ million)

		Equity attributable to equity holders of Eni
	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Profit for the year	Total	Non-controlling interest	Total equity
Balance at December 31, 2023		4,005	32,988	5,238	8,515	(2,333)	4,771	53,184	460	53,644
Profit for the year							2,624	2,624	140	2,764
Other items of comprehensive income
Remeasurements of defined benefit plans net of tax effect	(26)				4			4		4
Share of “Other comprehensive income” on equity-accounted investments	(26)				1			1		1
Change of minor investments measured at fair value with effects to OCI	(26)				62			62		62
Items that are not reclassified to profit or loss in later periods					67			67		67
Currency translation differences	(26)			2,992	(2)			2,990	76	3,066
Change in the fair value of cash flow hedge derivatives net of tax effect	(26)				(648)			(648)	(1)	(649)
Share of “Other comprehensive income” on equity-accounted investments	(26)				(71)			(71)	2	(69)
Items that may be reclassified to profit or loss in later periods				2,992	(721)			2,271	77	2,348
Total comprehensive income for the year				2,992	(654)		2,624	4,962	217	5,179
Dividend distribution of Eni SpA	(26)		(3,067)					(3,067)		(3,067)
Dividend distribution of other companies									(50)	(50)
Allocation of 2023 profit			4,771				(4,771)
Capital contribution by non-controlling interests									1	1
Purchase of treasury shares	(26)		(2,003)		2,003	(2,003)		(2,003)		(2,003)
Cancellation of treasury shares	(26)				(1,375)	1,375
Long-term share-based incentive plan	(26) (30)		24		(78)	78		24		24
Issuing of perpetual subordinated bonds	(26)								1,848	1,848
Coupon payment on perpetual subordinated bonds	(26)		(138)					(138)		(138)
Change in non‐controlling interest	(26)		196					196	392	588
Transactions with holders of equity instruments			(217)		550	(550)	(4,771)	(4,988)	2,191	(2,797)
Other changes			(219)	(149)	(5)			(373)	(5)	(378)
Other changes in equity			(219)	(149)	(5)			(373)	(5)	(378)
Balance at December 31, 2024	(26)	4,005	32,552	8,081	8,406	(2,883)	2,624	52,785	2,863	55,648

See the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

continued

(€ million)

	Equity attributable to equity holders of Eni
	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Profit for the year	Total	Non-controlling interest	Total equity
Balance at December 31, 2022	4,005	23,455	7,564	8,785	(2,937)	13,887	54,759	471	55,230
Profit for the year						4,771	4,771	89	4,860
Other items of comprehensive income
Remeasurements of defined benefit plans net of tax effect				(21)			(21)		(21)
Share of “Other comprehensive income” on equity-accounted investments				(2)			(2)		(2)
Change of minor investments measured at fair value with effects to OCI				45			45		45
Items that are not reclassified to profit or loss in later periods				22			22		22
Currency translation differences			(2,001)	(9)			(2,010)		(2,010)
Change in the fair value of cash flow hedge derivatives net of tax effect				383			383		383
Share of “Other comprehensive income (loss)” on equity-accounted investments				54			54		54
Items that may be reclassified to profit or loss in later periods			(2,001)	428			(1,573)		(1,573)
Total comprehensive income for the year			(2,001)	450		4,771	3,220	89	3,309
Dividend distribution of Eni SpA		(3,005)					(3,005)		(3,005)
Dividend distribution of other companies								(36)	(36)
Allocation of 2022 profit		13,887				(13,887)
Reimbursement to non-controlling interests								(16)	(16)
Purchase of treasury shares		(1,837)		1,837	(1,837)		(1,837)		(1,837)
Cancellation of treasury shares				(2,400)	2,400
Long-term share-based incentive plan		20		(41)	41		20		20
Coupon payment on perpetual subordinated bonds		(138)					(138)		(138)
Change in non‐controlling interest		47					47	(47)
Transactions with holders of equity instruments		8,974		(604)	604	(13,887)	(4,913)	(99)	(5,012)
Issuing effect of convertible bonds				79			79		79
Other changes		559	(325)	(195)			39	(1)	38
Other changes in equity		559	(325)	(116)			118	(1)	117
Balance at December 31, 2023	4,005	32,988	5,238	8,515	(2,333)	4,771	53,184	460	53,644

See the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

(€ million)

	Note	2025	2024	2023
Profit		2,758	2,764	4,860
Adjustments to reconcile profit (loss) to net cash provided by operating activities:
Depreciation and amortization	(12) (13) (14)	7,349	7,600	7,479
Net impairments (reversals) of tangible, intangible and right-of-use assets	(15)	1,582	2,900	1,802
Write-off of tangible and intangible assets	(12) (13) (14)	33	580	535
Share of (profit) loss of equity-accounted investments	(16) (32)	(1,161)	(866)	(1,336)
Net gain on disposal of assets		(99)	(601)	(441)
Dividend income	(32)	(242)	(227)	(255)
Interest income		(444)	(497)	(517)
Interest expense		1,256	1,245	1,000
Income taxes	(33)	3,020	3,725	5,368
Other changes		(515)	(158)	(700)
Cash flow from changes in working capital		2,735	1,286	1,811
- inventories		916	68	1,792
- trade receivables		3,214	1,145	3,322
- trade payables		(835)	110	(4,823)
- provisions		(554)	(87)	97
- other assets and liabilities		(6)	50	1,423
Change in the provisions for employee benefits		(79)	(105)	1
Dividends received		1,785	1,946	2,255
Interest received		358	456	459
Interest paid		(1,269)	(1,130)	(919)
Income taxes paid, net of tax receivables received		(3,737)	(5,826)	(6,283)
Net cash provided by operating activities		13,330	13,092	15,119
- of which with related parties	(36)	(11,375)	(11,508)	(7,011)
Cash flow from investing activities		(9,999)	(11,782)	(12,404)
- tangible assets	(12)	(8,702)	(7,999)	(8,739)
- prepaid right-of-use assets	(13)		(5)
- intangible assets	(14)	(527)	(486)	(476)
- consolidated subsidiaries and businesses net of cash and cash equivalents acquired	(5) (27)	(196)	(1,795)	(1,277)
- investments	(16)	(682)	(798)	(1,315)
- securities and financing receivables held for operating purposes		(89)	(185)	(388)
- change in payables in relation to investing activities		197	(514)	(209)
Cash flow from disposals		2,040	2,496	845
- tangible assets		1,414	1,354	122
- intangible assets		4	21	32
- consolidated subsidiaries and businesses net of cash and cash equivalents disposed of	(5) (27)	118	887	395
- investments		135	526	47
- securities and financing receivables held for operating purposes		98	69	32
- change in receivables in relation to disposals		271	(361)	217
Net change in securities and financing receivables held for non-operating purposes		(1,339)	(531)	2,194
Net cash used in investing activities		(9,298)	(9,817)	(9,365)
- of which with related parties	(36)	(3,181)	(3,140)	(1,695)

	Note	2025	2024	2023
Increase in long-term financial debt	(19)	1,884	3,516	4,971
Repayments of long-term financial debt	(19)	(4,163)	(4,748)	(3,161)
Payments of lease liabilities	(13)	(1,250)	(1,205)	(963)
Increase (decrease) in short-term financial debt	(19)	(276)	(61)	(1,495)
Dividends paid to Eni's shareholders		(3,080)	(3,068)	(3,046)
Dividends paid to non-controlling interest		(277)	(45)	(36)
Capital contribution (reimbursement) by non-controlling interests		709	589	(16)
Sale (purchase) of additional interests in consolidated subsidiaries		5,072		(60)
Other contributions		9	14
Purchase of treasury shares	(26)	(1,896)	(2,012)	(1,803)
Effect of issuance of convertible bonds	(26)			79
Net issuance (repayment) of perpetual subordinated bonds	(26)	(18)	1,778
Coupon payment on perpetual subordinated bonds	(26)	(310)	(138)	(138)
Net cash used in financing activities		(3,596)	(5,380)	(5,668)
- of which with related parties	(36)	(407)	(20)	(162)
Effect of exchange rate changes and other changes on cash and cash equivalents		(198)	83	(62)
Net increase (decrease) in cash and cash equivalents		238	(2,022)	24
Cash and cash equivalents - beginning of the year	(6)	8,183	10,205	10,181
Cash and cash equivalents - end of the year (a)	(6)	8,421	8,183	10,205

(a) As of December 31, 2025, cash and cash equivalents included €321 million of cash and cash equivalents of consolidated subsidiaries held for sale that are reported in the item "Assets held for sale" (€12 million at December 31, 2023).

See the accompanying notes.

Notes on Consolidated Financial Statements

1 Significant accounting policies, estimates and judgments

Basis of preparation

The Consolidated Financial Statements of Eni SpA and its subsidiaries (collectively referred to as Eni or the Group) have been prepared on a going concern-basis in accordance with International Financial Reporting Standards (IFRS)1 as issued by the International Accounting Standards Board (IASB).

The Consolidated Financial Statements have been prepared under the historical cost convention, taking into account, where appropriate, value adjustments, except for certain items that under IFRSs must be measured at fair value. The principles of consolidation and the significant accounting policies that follow have been consistently applied to all years presented, except where otherwise indicated.

The 2025 Consolidated Financial Statements included in the Annual Report on Form 20-F, were approved by the Eni’s Board of Directors on March 18, 2026.

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

Significant accounting estimates and judgments made in assessing the impacts of climate-related risks

Significant accounting estimates and judgments made by management for the preparation of the 2025 Consolidated Financial Statements are affected by the effects of actions to address climate change and by the potential impact of the energy transition. In particular, the global pressure towards a low-carbon economy, increasingly restrictive regulatory requirements for oil&gas activities and hydrocarbons consumption, carbon pricing schemes, the technological evolution of alternative energy sources for transportation, as well as changes in consumer preferences could imply a structural decline of the demand for hydrocarbons in the medium-long term, an increase in operating costs and a higher risk of stranded assets for Eni.

The Eni s decarbonization plan is composed of a series of actions and initiatives aimed to achieve carbon neutrality by 2050 through the Net Zero emissions for all Scope 1, 2 and 3 GHG emissions associated with Eni’s energy products. Scenarios adopted by management take into account policies, regulatory requirements and current and expected developments in technology and set out a development path of the future energy system, on the basis of an economic and demographic framework, analysis of existing and announced policies and technologies, identifying those which can reasonably reach maturity within the considered time horizon. Price variables reflect the best estimate by management of the fundamentals of several energy markets, which incorporates the ongoing and reasonably expected decarbonization trends, and are subject to continuous benchmarking with the views of market analysts and peers.

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

The equity method of accounting5

Under the equity method, investments are initially recognized at cost, allocating it to the investee’s identifiable assets/liabilities; any excess of the cost of the investment over the share of the net fair value of the investee’s identifiable assets and liabilities is accounted for as goodwill, not separately recognized but included in the carrying amount of the investment. If this allocation is provisionally recognized at initial recognition, it can be retrospectively adjusted within one year from the acquisition date, to reflect new information obtained about facts and circumstances that existed at the acquisition date. Subsequently, with the aim of reflecting the Group’s share of the investee’s net assets and the related changes, the carrying amount is adjusted to reflect: (i) the investor’s share of the profit or loss of the investee after the date of acquisition, adjusted to account for depreciation, amortization and any impairment losses of the equity-accounted entity’s assets based on their fair values at the date of acquisition; and (ii) the investor’s share of the investee’s other comprehensive income. Conversely, the carrying amount is not adjusted for changes in the equity of the investee arising, for instance, from the issue by the investee of perpetual subordinated bonds or convertible bonds not subscribed by the Group. Distributions received from an equity-accounted investee reduce the carrying amount of the investment; any excess amount is recognized in the profit and loss account. In applying the equity method, consolidation adjustments are considered (see also the accounting policy for “Subsidiaries”). Losses arising from the application of the equity method in excess of the carrying amount of the investment, recognized in the profit and loss account within “Income (Expense) from investments”, reduce the carrying amount, net of the related expected credit losses (see below), of any financing receivables towards the investee for which settlement is neither planned nor likely to occur in the foreseeable future (the so-called long-term interests), which are, in substance, an extension of the investment in the investee. The investor’s share of any losses of an equity-accounted investee that exceeds the carrying amount of the investment and any long-term interests (the so-called net investment), is recognized in a specific provision only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the investee.

Whenever there is objective evidence of impairment (e.g. relevant breaches of contracts, significant financial difficulty, probable default of the counterparty, etc.), the carrying amount of the net investment, resulting from the application of the abovementioned measurement criteria, is tested for impairment considering the related recoverable amount, determined by adopting the criteria indicated in the accounting policy for “Impairment of non-financial assets”. When an impairment loss no longer exists or has decreased, any reversal of the impairment loss is recognized in the profit and loss account within “Income (Expense) from investments”. The impairment reversal of the net investment shall not exceed the previously recognized impairment losses.

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

The acquirer shall measure the identifiable assets acquired and liabilities assumed at their acquisition-date fair values8, unless another measurement basis is required by IFRSs. The excess of the consideration transferred over the Group’s share of the acquisition-date fair values of the identifiable assets acquired and liabilities assumed is recognized, on the balance sheet, as goodwill.

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

Exchange differences arising from intragroup credit/debit, the repayment or payment of which is neither planned nor probable in the foreseeable future, are recognized in the statement of comprehensive income (loss).

The financial statements of foreign operations which are translated into euros are denominated in the foreign operations’ functional currencies which generally is the U.S. dollar.

Exchange gains and losses arising on intra-group foreign currency borrowings, for which settlement is neither planned nor likely to occur in the foreseeable future, are reported in other comprehensive income.

The main foreign exchange rates used to translate the financial statements into the parent’s functional currency are indicated below:

(currency amount for 1 €)	Annual average exchange rate 2025	Exchange rate at December 31, 2025	Annual average exchange rate 2024	Exchange rate at December 31, 2024	Annual average exchange rate 2023	Exchange rate at December 31, 2023
U.S. Dollar	1.13	1.18	1.08	1.04	1.08	1.11
Pound Sterling	0.86	0.87	0.85	0.83	0.87	0.87
Australian Dollar	1.75	1.76	1.64	1.68	1.63	1.63

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

9 Exchange differences associated with intragroup monetary assets and liabilities are not eliminated.

10 When the foreign subsidiary is partially owned, the cumulative exchange difference, that is attributable to the non-controlling interests, is allocated to and recognized as part of “Non-controlling interest”.

Acquisition of exploration rights and mineral interest

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

Costs directly associated with an exploration well are initially recognized within tangible assets in progress, as “exploration and appraisal costs — unproved” (exploration wells in progress) until the drilling of the well is completed and can continue to be capitalized in the following 12-month (or a longer period of time according to the complexity of the project and to the associated investment level) period pending the evaluation of drilling results (suspended exploration wells). If, at the end of this period, it is ascertained that the result is negative (no hydrocarbon found) or that the discovery is not sufficiently significant to justify the development, the wells are declared dry/unsuccessful and the related costs are written-off. Conversely, these costs continue to be capitalized only if and until: (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well, and (ii) the entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. Analogous recognition criteria are adopted for the costs related to the appraisal activity. When proved reserves of oil and/or natural gas are determined, the relevant expenditure recognized as unproved is reclassified to proved exploration and appraisal costs within tangible assets in progress. Upon reclassification, or when there is any indication of impairment, the carrying amount of the costs to reclassify as proved is tested for impairment considering the higher of their value in use and their fair value less costs of disposal. From the commencement of production, proved exploration and appraisal costs are depreciated according to the UOP method (see the accounting policy for “UOP depreciation, depletion and amortization”).

Development and production costs

Development costs, including the costs related to unsuccessful and damaged development wells, are capitalized as “Tangible asset in progress — proved”. These costs are amortized, from the commencement of production, generally on a UOP basis. When development projects are unfeasible/not carried on, the related costs are written off when it is decided to abandon the project. Development costs are tested for impairment in accordance with the criteria described in the accounting policy for “Property, plant and equipment”.

Production costs are those costs incurred to operate and maintain wells and field equipment and are recognized as an expense as incurred.

UOP depreciation, depletion and amortization11

Depreciation of investments relating to mineral activities is generally calculated using the UOP method12, determined on the basis of the different types of hydrocarbon reserves in order to ensure adequate representation of the methods used to obtain the economic benefits associated with the use of the assets being depreciated. In particular: i) exploration rights and mineral titles acquired related to ‘proved’ reserves are amortised considering total proved reserves; ii) capitalised exploration, appraisal and development costs related to production facilities are amortised considering proved developed reserves; iii) facilities, based on their size, are depreciated considering total proved reserves and also probable developed reserves that are reasonably recoverable from existing production facilities and mineral rights; iv) for owned floating facilities (FLNG, FPSO), depreciation is calculated using the UOP method, or straight-line method, considering the duration of the concessions and the recovery of proved and probable reserves. In the event of significant changes in market prices that result in estimates of reserves and related depreciation rates that are not aligned with the methods used to obtain the expected future economic benefits from these assets, the reserves used to determine the UOP depreciation rate are estimated on the basis of reasonable economic parameters consistent with the production forecasts defined by management, in order to better reflect the expected methods of obtaining future economic benefits from these assets.

11 In relation to the consolidation of the upstream investment model based on proximity exploration and development and phased development, which extends the useful life of facilities, and in relation to the increasing use of vessels with economic lives linked to the exploitation of probable reserves, starting from the second half of 2025, the methods for determining the UOP depreciation rates of upstream facilities have been updated to also consider, where appropriate, probable reserves whose recovery does not require significant additional investments. The update, as a change in estimate, has only prospective effects.

12 Rate obtained from the ratio between the volumes extracted during the quarter and the reserves existing at the end of the quarter, increased by the volumes extracted during the quarter itself.

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

Leases13

A contract is, or contains, a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration; such right exists whether, throughout the period of use, the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

At the date on which the underlying asset is available for use (i.e. commencement date of the lease), a lessee recognizes an asset for its right to use the underlying leased asset (hereinafter also referred as right-of-use asset) and a liability for its obligation to make lease payments during the lease term (hereinafter also referred as lease liability).14 The lease term is the non-cancellable period of a contract, together with, if reasonably certain, periods covered by extension options or by the non-exercise of termination options.

In particular, the lease liability is initially recognized at the present value of the following lease payments15 that are not paid at the commencement date: (i) fixed payments, less any lease incentives receivable; (ii) variable lease payments that on an index or a rate16; (iii) amounts expected to be payable by the lessee under residual value guarantees; (iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and (v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. The latter is determined considering the term of the lease, the frequency and currency of the contractual lease payments, as well as the features of the lessee’s economic environment (reflected in the country risk premium assigned to each country where Eni operates).

After the initial recognition, the lease liability is measured on an amortized cost basis and is remeasured, normally, as an adjustment to the carrying amount of the related right-of-use asset, to reflect changes to the lease payments due, essentially, to: (i) modifications in the lease contract not accounted as a separate lease; (ii) changes in indexes or rates (used to determine the variable lease payments); or (iii) changes in the assessment of the exercise of the contractual options.

13 This accounting policy does not apply to leases to explore for and extract resources such as those for oil and gas rights, leases of land and any rights of way related to oil and gas activities.

14 Eni applies the recognition exemptions allowed for short-term leases (for certain classes of underlying assets) and low-value leases, by recognizing the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

15 Eni does not separate non-lease components from lease components except for main contracts related to upstream activities (drilling rigs), which provide for single payments relating to both lease and non-lease components.

16 Conversely, the other kinds of variable lease payments (payments that depend on the use of an underlying leased asset) are not included in the carrying amount of the lease liability but are recognized in the profit and loss account as operating expenses over the lease term.

The right-of-use asset is initially measured as the sum of: (i) the amount of the initial measurement of the lease liability; (ii) any initial direct costs incurred by the lessee; (iii) any lease payments made at or before the commencement date, less any lease incentives received; and (iv) an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. After the initial recognition, the right-of-use asset is adjusted also for any accumulated depreciation17, any accumulated impairment losses (see the accounting policy for “Impairment of non-financial assets”).

The depreciation charges of the right-of-use asset and the interest expenses on the lease liability directly attributable to the construction of an asset are capitalized as part of the cost of such asset.

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

17 Depreciation charges are recognized on a systematic basis from the commencement date to the end of the useful life of the right-of-use. Nevertheless, if the lease transfers ownership of the underlying asset to the lessee at the lease term, or if the lessee is reasonably certain that he will exercise a purchase option , the right-of-use asset is depreciated from the commencement date to the end of the useful life of the underlying asset.

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

In particular, in estimating value in use, the cash outflows for forestry projects are included, consistent with the targets of the decarbonization strategy, within the expected operating cash outflows; in this regard, considering that the forestry projects can be developed in countries where Eni does not carry out operating activities and given the difficulty to allocate such cash outflows, on a reasonable and consistent basis, to CGUs of the relevant operating segment, the related discounted cash outflows are treated as a reduction of the headroom of the E&P operating segment.

For the determination of value in use, the estimated future cash flows are discounted using a rate that reflects a current market assessment of the time value of money and of the risks specific to the asset that are not reflected in the estimated future cash flows. In particular, the discount rate used is the Weighted Average Cost of Capital (WACC) adjusted for the specific country risk of the CGU. These adjustments are measured considering information from external parties. WACC differs considering the risk associated with each operating segment/business where the asset operates. In particular, for the assets belonging to the segment and businesses different from E&P and REVT (Refining Evolution and Transformation), the related riskiness is determined on the basis of a sample of comparable companies. For the E&P operating segment and REVT business, the riskiness is determined, on a residual basis, as the difference between the risk of Eni as a whole and the risk of other operating segments/business. Value in use is calculated net of the tax effect as this method results in values similar to those resulting from discounting pre-tax cash flows at a pre-tax discount rate derived, through an iteration process, from a post-tax valuation.

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

When an impairment loss no longer exists or has decreased, a reversal of the impairment loss is recognized in the profit and loss account. The impairment reversal shall not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill is not reversed in a subsequent period.

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

When take-or-pay clauses are included in long-term gas purchase contracts, pre-paid gas volumes that are not withdrawn to fulfill minimum annual take obligations are measured using the pricing formulas contractually defined. They are recognized within “Other assets” as “Deferred costs”, as a contra to “Trade and other payables” or, after settlement, to “Cash and cash equivalents”. The allocated deferred costs are charged to the profit and loss account: (i) when natural gas is actually withdrawn, the related cost is included in the determination of the weighted average cost of inventories; and (ii) for the portion which is not recoverable, when it is not possible to withdraw the previously pre-paid gas within the contractually defined deadlines. Furthermore, the allocated deferred costs are tested for economic recoverability by comparing the related carrying amount and their net realizable value.

Significant accounting estimates and judgments: impairment of non-financial assets

The assessment of the recoverability of non-financial assets depends on management estimates on highly uncertain and complex matters such as future commodity prices, future discount rates, future development costs and production costs, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply-and-demand conditions also with reference to the decarbonization process and the effects of changes in regulatory requirements. Judgement by management is required also in the definition of CGUs and the identification of their appropriate grouping for the purpose of testing for impairment the carrying amount of goodwill, corporate assets as well as common facilities within the E&P operating segment. In particular, CGUs are identified considering, inter alia, how management monitors the entity’s operations (such as by business lines) or how management makes decisions about continuing or disposing of the entity’s assets and operations.

Similar remarks are valid for assessing the physical recoverability of assets recognized on the balance sheet (deferred costs — see also the accounting policy for “Inventories”) related to natural gas volumes not withdrawn under long-term supply contracts with take-or-pay clauses.

The definition of the expected future cash flows used for impairment analyses is based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review. With reference to commodity prices, management assumes the price scenario adopted for economic-financial projections and for the evaluation of investments over their entire life, this scenario is approved by the Board of Directors (see point ‘Significant accounting estimates and judgments made in assessing the impacts of climate-related risks’). Moreover, the estimate of expected future cash flows, taking into consideration the current and the expected decarbonization trends, is performed taking into account: (i) the evolution of the future energy system, (ii) the fundamentals of the various energy markets, as well as (iii) the constant benchmarking with the views of market analysts and other specialized institutions.

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

More details on the main assumptions underlying the determination of the recoverable amount of non-financial assets are set out in note 15 – Impairments of tangible and intangible assets and right-of-use assets. Sensitivity of outcomes to decarbonization scenarios.

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

After initial recognition, financial assets whose contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost if they are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows (the so-called hold to collect business model). For financial assets measured at amortized cost, interest income determined using the effective interest rate, foreign exchange differences and any impairment losses (see the accounting policy for “Impairment of financial assets”) are recognized in the profit and loss account.

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

Impairment of financial assets

The expected credit loss model is adopted for the impairment of financial assets that are debt instruments but are not measured at FVTPL.18

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

For customers without internal credit ratings, the expected credit losses are measured by using a provision matrix, defined by grouping, where appropriate, receivables into adequate clusters to which apply expected loss rates defined on the basis of their historical credit loss experiences, adjusted, where appropriate, to take into account forward-looking information on credit risk of the counterparty or clusters of counterparties.

18 The expected credit loss model is also adopted: (i) for issued financial guarantee contracts not measured at FVTPL; as well as (ii) for issued performance guarantees contracts. Expected credit losses recognized on issued guarantees are not material.

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

Investments in equity instruments

Investments in equity instruments that are not held for trading are measured at fair value through other comprehensive income, without subsequent transfer of fair value changes to profit or loss on derecognition of these investments; conversely, dividends from these investments are recognized in the profit and loss account.

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

Offsetting of financial assets and liabilities

Financial assets and liabilities are set off if the Group currently has a legally enforceable right to set off and intends to settle on a net basis (or to realize the asset and settle the liability simultaneously).

Derecognition of financial assets and liabilities

Transferred financial assets are derecognized when the contractual rights to receive the cash flows from the financial assets expire or are transferred to another party. Financial liabilities are derecognized when they are extinguished, or when the obligation specified in the contract is discharged, cancelled or expired.

Provisions and contingent liabilities

Provisions are recognized when: (i) there is a present obligation, legal or constructive, as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any compensation or penalties arising from failure to fulfill these obligations. Where the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash outflows determined taking into account the time value of money and the risks associated with the obligation. The change in provisions due to the passage of time is recognized within “Finance income (expense)” in the profit and loss account.

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

Decommissioning and restoration liabilities

Liabilities for decommissioning and restoration costs are recognized, together with a corresponding amount as part of the related property, plant and equipment.

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

Environmental liabilities

Environmental liabilities are recognized when the Group has an obligation, relating to environmental clean-up and remediation of soil and groundwater in areas owned or under concession where the Group performed in the past industrial operations that were progressively divested, shut down, dismantled or restructured. The liability is measured on the basis of the costs expected to be incurred in relation to the existing situation at the balance sheet date, considering virtually certain future developments in technology and legislation that are known.

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

Moreover, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities. They include legislations that implement international conventions or protocols. With reference to groundwater treatment plants, the enhancement of the know-how gained on water contamination trends, as well as the positions of the competent authorities, allows the definition of a predictive model for estimating the time horizon within which the operations of those plants will be terminated and, therefore, for estimating the cost of managing and monitoring them.

The reliable determinability is verified on the basis of the available information such as, for example, the approval or filing of the environmental projects to the relevant administrative authorities or the making of a commitment to the relevant administrative authorities.

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

Post-employment benefit plans, including informal arrangements, are classified as either defined contribution plans or defined benefit plans depending on the economic substance of the plan as derived from its principal terms and conditions. Under defined contribution plans, the Company’s obligation, which consists in making payments to the State or to a trust or a fund, is determined on the basis of contributions due; as a consequence, the related cost is recognized in profit and loss in the competence period.

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

Hybrid bonds

The perpetual subordinated hybrid bonds are classified in the financial statements as equity instruments considering that the issuer has the unconditional right to defer, until the date of its own liquidation, the repayment of the principal amount and the payment of accrued interest19. Therefore, the issuer recognizes the cash received from the bondholders, net of costs incurred in issuing the hybrid bonds, as an increase in Eni owners’ equity or in non-controlling interests when these instruments are issued by subsidiaries (see point “Subsidiaries”); differently, the repayments of the principal amount and the payments of accrued interest (upon the arising of the related contractual payment obligation) are accounted for as a decrease in Eni owners’ equity.

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

19 The payment of accrued interest is required upon the occurrence of events under the issuer’s control such as, for example, a distribution of dividends to shareholders.

Revenue from crude oil and natural gas production from properties in which Eni has an interest together with other producers is recognized on the basis of the quantities actually lifted and sold (sales method); costs are recognized on the basis of the quantities actually sold.

Revenue is measured at the consideration to which the Company expects to be entitled in exchange for transferring promised goods and/or services to a customer, excluding amounts collected on behalf of third parties.

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

Costs associated with emission quotas

Costs associated with emission quotas, incurred to meet the compliance requirements (e.g. Emission Trading Scheme) and determined on the basis of market prices, spot or forward, are recognized in relation to the amounts of the carbon dioxide emissions that exceed free allowances. Costs related to the purchase of the emission rights that exceed the amount necessary to meet regulatory obligations are recognized as intangible assets. Revenue related to emission quotas is recognized when they are sold. Emission rights held for trading are recognized within inventories. The costs incurred on a voluntary basis for the acquisition or production of forestry certificates, also taking into account the absence of an active market, are recognized in the profit and loss account when incurred.

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

Deferred tax assets and liabilities are offset at a single entity level if related to off-settable taxes. The balance of the offset, if positive, is recognized in the line item “Deferred tax assets” and, if negative, in the line item “Deferred tax liabilities”.

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

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

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

3 Changes in accounting policies

The amendments to IFRSs, effective from January 1, 2025, did not have a material impact on the Consolidated Financial Statements.

4 IFRSs not yet effective

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements,” which replaces IAS 1. In order to increase comparability and transparency of information, IFRS 18: (i) requires the profit and loss account to be divided into five sections (operating, investing, financing, income taxes and discontinued operation) and the mandatory presentation of operating profit or loss and profit or loss before financing and income tax; ; (ii) with reference to statement of cash flows: (a) generally requires the presentation of interests and dividends paid as cash flows from financing activities; (b) provides, in general terms, for the presentation of interests and dividends received as cash flows from investing activities; (c) identifies the operating profit or loss as the starting point when presenting cash flows from operating activities under the indirect method; (iii) requires the disclosure of the management performance measures and their reconciliation with the most directly comparable subtotals required by IFRS; and (iv) strengthens the guidance on the aggregation and disaggregation of information presented in the primary financial statements and in the notes. IFRS 18 shall be applied for annual reporting periods beginning on or after January 1, 2027. During 2025, analyses were initiated to identify the areas affected by the new provisions and the related impacts.

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

On November 13, 2025, the IASB issued amendments to IAS 21 “Translation to a Hyperinflationary Presentation Currency”, aimed at clarifying how financial statements should be translated from a non-hyperinflationary currency to a hyperinflationary one. The amendments are effective for annual reporting periods beginning on or after January 1, 2027.

Eni is currently reviewing the IFRSs not yet effective in order to determine the likely impact on the Consolidated Financial Statements.

5 Business combinations and other significant transactions

Acquisitions

Plenitude

On December 22, 2025, Plenitude finalized the acquisition from Neoen, of a portfolio of 52 operating renewable generation plants and one operating battery, for a total of approximately 760 MW of installed capacity located throughout France. The total cash consideration of the transaction amounted to €234 million with acquisition of: (i) current and non-current assets for €1,040 million; (ii) net borrowings for €724 million, of which cash and cash equivalents for €38 million; (iv) current and non-current liabilities for €82 million. In the case of subsidiaries acquired exclusively for the purpose of sale/contribution, the Group, in applying the so-called short-cut method, does not fully consolidate the individual assets and liabilities, but instead separately presents assets and liabilities subject to future sale/contribution in the balance sheet.

Information about the definitive purchase price allocation of business combinations made in 2024 is provided in note 27 ‐ Other Information.

Divestments

Corporate and other activities

On December 18, 2025, Eni finalized the sale of a 49.99% stake in Eni CCUS Holding Ltd to the private equity fund Global Infrastructure Partners (GIP). Eni CCUS Holding Ltd acts as the holding company for the operating companies of the CCUS business, controlling 100% of Liverpool Bay CCS Ltd, Eni Netherlands CCUS BV, Bacton CCS Ltd, and Eni Tellus CCS Ltd. The transaction resulted in the exclusion from the scope of consolidation of net assets and liabilities for €222 million, of which other current financial assets for €45 million and cash and cash equivalents of €40 million, the realization of a capital gain for €46 million and the fair value of the retained stake of €27 million. Based on the agreements between the partners, joint control of the entity post-transfer was established.

Balance sheet values of the divestments carried out in 2025 are shown in the following table:

(€ million)	Eni CCUS Holding Ltd	Other divestments	Total
Cash and cash equivalents	40		40
Other current financial assets	45		45
Other current assets	84	1	85
Current assets	169	1	170
Property, plant and equipment	222	2	224
Deferred tax assets	5		5
Other non-current assets	428		428
Non-current assets	655	2	657
TOTAL ASSETS	824	3	827
Current financial liabilities
Other current liabilities	190	1	191
Current liabilities	190	1	191
Non-current financial liabilities	407		407
Other non-current liabilities	5		5
Non-current liabilities	412		412
TOTAL LIABILITIES	602	1	603
Equity attributable to Eni	222	2	224
TOTAL EQUITY	222	2	224
TOTAL LIABILITIES AND EQUITY	824	3	827

6 Cash and cash equivalents

Cash and cash equivalents of €8,100 million (€8,183 million at December 31, 2024) included financial assets with maturity of up to three months at the date of inception amounting to €5,304 million (€4,816 million at December 31, 2024) and mainly included deposits with financial institutions, having notice of more than 48 hours, valued at amortized cost and with a non-significant expected credit loss.

Cash and cash equivalents mainly consisted of deposits in U.S. dollars for €4,713 million and in euro for €2,607 million (€5,269 million and €2,402 million at December 31, 2024, respectively) representing the use of cash on hand in the market for the financial needs of the Group.

Restricted cash amounted to €1 million (€54 million at December 31, 2024) in relation to foreclosure measures by third parties and obligations relating to the payment of debts.

The average maturity of financial assets originally due within 3 months was 10 days with an effective interest rate of 3.92% for bank deposits in U.S. dollars (€2,934 million) and 7 days with an effective interest rate of 2.21% for bank deposits in euros (€1,923 million).

7 Financial assets at fair value through profit or loss

(€ million)	December 31, 2025	December 31, 2024
Financial assets held for trading
Bonds issued by sovereign states	734	965
Other securities	6,168	5,474
	6,902	6,439
Other financial assets at fair value through profit or loss
Other securities	89	358
	89	358
	6,991	6,797

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

Financial assets held for trading include securities subject to lending agreements of €579 million (€738 million at December 31, 2024).

The breakdown by currency is provided below:

(€ million)	December 31, 2025	December 31, 2024
Financial assets held for trading
Euro	4,458	4,230
U.S. dollars	2,444	2,209
	6,902	6,439
Other financial assets at fair value through profit or loss
Euro		162
U.S. dollars	89	196
	89	358
	6,991	6,797

The breakdown by issuing entity and credit rating is presented below:

	Nominal value (€ million)	Fair Value (€ million)	Rating - Moody's	Rating - S&P
Quoted bonds issued by sovereign states
Fixed rate bonds
Italy	56	57	Baa2	BBB+
United States of America	483	481	Aa1	AA+
France	65	65	Aa3	A+
Other (*)	125	124	from Aaa to Baa2	from AAA to BBB-
	729	727
Floating rate bonds
Italy	7	7	Baa2	BBB+
	7	7
Total quoted bonds issued by sovereign states	736	734

Other Bonds
Fixed rate bonds
Quoted bonds issued by industrial companies	2,909	2,940	from Aaa to Ba2	from AAA to BB
Quoted bonds issued by financial and insurance companies	1,086	1,098	from Aa1 to Baa3	from AA+ to BBB-
Other bonds	355	363	from Aaa to Ba1	from AAA to BB+
	4,350	4,401
Floating rate bonds
Quoted bonds issued by industrial companies	608	612	from Aa2 to Ba1	from AA to BB+
Quoted bonds issued by financial and insurance companies	867	873	from Aa1 to Baa2	from AA+ to BBB
Other bonds	280	282	from Aaa to Baa2	from AAA to BBB
	1,755	1,767
Total other bonds	6,105	6,168

Total financial assets held for trading	6,841	6,902

Other financial assets at fair value through profit or loss	85	89	from Aaa to Baa1	from AAA to BBB+

	6,926	6,991

(*) Amounts included herein are lower than €50 million.

Other financial assets at fair value through profit or loss consisted of investments in Money Market funds.

The fair value hierarchy for financial assets held for trading is level 1 for €6,297 million and level 2 for €605 million. The fair value hierarchy for other financial assets measured at fair value with effects to profit or loss is level 2. During 2025, there were no significant transfers between the different hierarchy levels of fair value.

8 Trade and other receivables

(€ million)	December 31, 2025	December 31, 2024
Trade receivables	8,986	12,562
Receivables from joint ventures in exploration and production activities	1,238	1,754
Receivables from divestments	209	527
Other receivables	2,003	2,058
Total trade and other receivables net of allowance for doubtful accounts	12,436	16,901

Generally, trade receivables do not bear interest and provide payment terms within 180 days.

The decrease in trade receivables of €3,576 million referred to the Global Gas & LNG Portfolio and Power segment for €1,621 million, to the Exploration & Production segment for €903 million and to the Plenitude business line for €821 million. The decrease in the Global Gas & LNG Portfolio and Power segment and the Plenitude business line reflected the decline in the prices of energy commodities, which decreased the nominal value of the receivables. The decrease in the Exploration & Production segment is due to crude oil trading activity, part of the reporting segment, due to price effects and to working capital optimization actions.

As part of its ordinary working capital management, Eni carries out non-recourse factoring transactions, mainly of trade receivables maturing in 2026. The transactions discounted in 2025 increased by €420 million compared to December 31, 2024.

At the balance sheet date, net trade receivables were outstanding for €498 million (€1,256 million at December 31, 2024) relating to supplies of equity hydrocarbons to Egyptian state-owned oil companies. During the year, a significant reduction in overdue receivables was recorded thanks to the completion of the regularization plan agreed with the Egyptian authorities in 2024 on the outstanding balance at that date. The accumulated impairment provisions corresponding to the amount recovered through the recovery plan were entirely reversed to the income statement.

The decrease in receivables from joint ventures in exploration and production activities of €516 million mainly related to cash calls from Eni’s partners in operated projects.

Receivables from other counterparties comprised: (i) the recoverable amount of €881 million (€690 million at December 31, 2024) of overdue trade receivables owed by the state-owned oil company of Venezuela, PDVSA, in relation to equity volumes of natural gas supplied by the joint venture Cardón IV SA, equally participated by Eni and Repsol sold by the venture to its shareholders. The recoverable value (nominal value of $2,300 million, corresponding to €1,956 million, with exclusion of accrued interest income) is estimated by discounting the expected stream of repayments at the cost of capital of the E&P segment adjusted to include Venezuela’s specific country risk premium (WACC adjusted). The increase included the update of the estimate of recoverability of the receivables and reflects a context of substantial cessation of in-kind reimbursements during 2025 due to the revocation of authorizations by the US Authorities. The assessment performed in the 2025 financial statements factored in the recent developments occurred in the Country in early 2026 and the initiatives undertaken by the U.S. administration with the issuance of general licenses to certain international oil companies, including Eni. Those developments have improved the prospects of recovering the overdue trade receivables compared to the previous context characterized by a substantial embargo of the USA over Venezuelan crude oil and products; (ii) prepayments for services of €404 million (€362 million at December 31, 2024); (iii) €243 million of receivables outstanding at December 31, 2024 relating to amounts to be received from customers following the triggering of the take-or-pay clause of long-term natural gas supply contracts. These receivables were offset against the debt for the related supply.

Trade and other receivables stated in euro for €6,880 million and U.S. dollars for €5,178 million (€9,173 million and €7,270 million at December 31, 2024, respectively).

Credit risk exposure and expected losses relating to trade and other receivables have been prepared on the basis of internal ratings as follows:

	Performing receivables			Defaulted receivables	Plenitude customers	Total
(€ million)	Low risk	Medium Risk	High Risk
December 31, 2025
Business customers	1,846	4,240	250	942		7,278
National Oil Companies and Public Administrations	226	589	258	2,655		3,728
Other counterparties	1,471	246	12	349	1,978	4,056
Gross amount	3,543	5,075	520	3,946	1,978	15,062
Allowance for doubtful accounts	(8)	(18)	(12)	(2,034)	(554)	(2,626)
Net amount	3,535	5,057	508	1,912	1,424	12,436
Expected loss (% net of counterpart risk mitigation factors)	0.2	0.4	2.3	51.5	28.0	17.4
December 31, 2024
Business customers	3,545	5,138	253	700		9,636
National Oil Companies and Public Administrations	369	733	214	3,503		4,819
Other counterparties	1,505	610	1	255	2,860	5,231
Gross amount	5,419	6,481	468	4,458	2,860	19,686
Allowance for doubtful accounts	(10)	(27)	(12)	(2,162)	(574)	(2,785)
Net amount	5,409	6,454	456	2,296	2,286	16,901
Expected loss (% net of counterpart risk mitigation factors)	0.2	0.4	2.6	48.5	20.1	14.1

Defaulted receivables related to National Oil Companies and Public Administrations included receivables owed by the Venezuelan state oil company PDVSA for gas supplies produced by the Cardón IV SA joint venture, stated at the recoverable amount.

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

The exposure to credit risk and expected losses relating to customers of Plenitude were assessed based on a provision matrix as follows:

	Not-past due	Past due				Total
(€ million)		from 0 to 3 months	from 3 to 6 months	from 6 to 12 months	over 12 months
December 31, 2025
Plenitude customers:
- Retail	812	91	51	127	281	1,362
- Middle	385	15	2	8	105	515
- Other	96	3	1	1		101
Gross amount	1,293	109	54	136	386	1,978
Allowance for doubtful accounts	(46)	(25)	(40)	(95)	(348)	(554)
Net amount	1,247	84	14	41	38	1,424
Expected loss (%)	3.6	22.9	74.1	69.9	90.2	28.0
December 31, 2024
Plenitude customers:
- Retail	1,573	114	60	127	219	2,093
- Middle	470	16	4	17	132	639
- Other	123	2	1	1	1	128
Gross amount	2,166	132	65	145	352	2,860
Allowance for doubtful accounts	(74)	(38)	(45)	(99)	(318)	(574)
Net amount	2,092	94	20	46	34	2,286
Expected loss (%)	3.4	28.8	69.2	68.3	90.3	20.1

The following table analyses the allowance for doubtful accounts for trade and other receivables:

(€ million)	2025	2024
Allowance for doubtful accounts - beginning of the year	2,785	2,338
Additions for trade and other performing receivables	150	136
Additions for trade and other defaulted receivables	117	243
Utilizations for trade and other performing receivables	(21)	(85)
Utilizations for trade and other defaulted receivables	(416)	(324)
Other changes	11	477
Allowance for doubtful accounts - end of the year	2,626	2,785

The allowance for doubtful accounts was determined considering mitigation factors of the counterparty risk amounting to €2,775 million (€3,292 million at December 31, 2024), which included escrow accounts, insurance policies, sureties and bank guarantees.

Additions to allowance for doubtful accounts for trade and other performing receivables related to the Plenitude business line for €112 million (€92 million in 2024), mainly in the retail business.

Additions to allowance for doubtful accounts for trade and other defaulted receivables related to: (i) the Exploration & Production segment for €75 million (€150 million in 2024) and mainly concerned receivables for the supply of hydrocarbons to state company and receivables towards joint operators for cash calls in oil projects operated by Eni; (ii) the Refining business line for €17 million; (iii) the Plenitude business line for €9 million (€64 million in 2024).

Utilizations of allowance for doubtful accounts for trade and other performing and defaulted receivables amounted to €437 million and mainly related to: (i) the Exploration & Production segment for €265 million; (ii) the Plenitude business line for €138 million; (iii) to the Global Gas & LNG Portfolio business line for €8 million essentially as consequence of the reduction in credit exposures due to the changed market conditions.

Net (impairments) reversals of trade and other receivables are disclosed as follows:

(€ million)	2025	2024	2023
New provisions	(267)	(379)	(502)
Net credit losses	(117)	(57)	(98)
Reversals	373	268	351
Net (impairments) reversals of trade and other receivables	(11)	(168)	(249)

Receivables with related parties are disclosed in note 36 – Transactions with related parties.

9 Current and non-current inventories

Current inventories are disclosed as follows:

(€ million)	December 31, 2025	December 31, 2024
Raw and auxiliary materials and consumables	1,001	1,436
Components and spare parts for drilling operations, plans and equipment	1,288	1,721
Semi-finished, finished products and goods	2,816	3,092
Other	38	10
Current inventories	5,143	6,259

Raw and auxiliary materials and consumables included oil-based feedstock and other consumables pertaining to refining and chemical activities.

Components to be consumed in drilling activities and maintenance of plants and infrastructure of the Exploration & Production segment amounted to €1,257 million (€1,685 million at December 31, 2024).

Semi-finished, finished products and goods included stocks of natural gas and oil products for €2,141 million (€2,164 million at December 31, 2024) and chemical products for €617 million (€742 million at December 31, 2024).

Inventories are stated net of write-down provisions of €656 million (€567 million at December 31, 2024).

Non-current inventories of €1,187 million (€1,595 million at December 31, 2024) are held for compliance purposes and related to Italian subsidiaries for €1,165 million (€1,575 million at December 31, 2024) in accordance with minimum stock requirements for oil and petroleum products set forth by applicable laws.

10 Income tax receivables and payables

	December 31, 2025				December 31, 2024
(€ million)	Receivables		Payables		Receivables		Payables
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Income taxes	539	125	343	40	695	129	587	40

Income taxes are described in note 33 — Income taxes.

Non-current income tax payables include a provision for the likely outcome of pending litigation with tax authorities in relation to uncertain tax matters relating to foreign subsidiaries of the Exploration & Production segment for €28 million (€34 million at December 31, 2024).

11 Other assets and liabilities

	December 31, 2025				December 31, 2024
	Assets		Liabilities		Assets		Liabilities
(€ million)	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Fair value of derivative financial instruments	791	81	827	146	874	88	1,921	153
Contract liabilities			788	520			552	655
Other Taxes	919	24	1,589	47	850	147	1,749	48
Other	2,233	2,734	835	2,677	1,938	3,776	827	3,593
	3,943	2,839	4,039	3,390	3,662	4,011	5,049	4,449

The fair value related to derivative financial instruments is disclosed in note 24 – Derivative financial instruments and hedge accounting.

Assets related to other taxes included VAT for €763 million, of which €746 million are current, and advances made in December (€847 million at December 31, 2024, of which current €711 million).

Other assets included: (i) tax credits current of €1,412 million (€1,210 million at December 31, 2024) and non-current of €1,570 million (€2,298 million at December 31, 2024) deriving from Italian tax measures to incentivize the renovation of residential buildings and energy savings; (ii) an asset of €550 million (€732 million at December 31,2024) recorded based on an agreement with an Italian operator to share past and expected environmental expenses incurred and fully provisioned by Eni at certain Italian industrial hub, under decommissioning, which were jointly operated in past years; (iii) underlifting positions of the Exploration & Production segment of €199 million (€318 million at December 31, 2024); (iv) non-current receivables from divestment activities for €169 million (€144 million at December 31, 2024); (v) gas volumes prepayments that were made in previous years due to take-or-pay obligations in relation to the Company's long-term supply contracts, whose underlying current portion Eni plans to recover within 12 months for €2 million and beyond 12 months for €85 million (€3 million and €295 respectively at December 31, 2024).

Contract liabilities included: (i) advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system from Val d'Agri to the Taranto refinery for €496 million (€486 million at December 31, 2024); (ii) prepaid electronic fuel vouchers for €346 million (€331 million at December 31, 2024); (iii) advances received from customers for future gas supplies for €227 million (€65 million at December 31, 2024); (iv) advances received from Engie SA, relating to a long-term agreement for supplying natural gas and electricity for €44 million (€218 million at December 31, 2024), of which current for €12 million (€55 million at December 31, 2024).

Revenues recognized during the year related to contract liabilities stated at December 31, 2025, are indicated in note 29 – Revenues and other income.

Liabilities related to other current taxes include excise duties and consumer taxes for €811 million (€895 million at December 31, 2024) and VAT liabilities for €384 million (€405 million at December 31, 2024).

Other liabilities included: (i) non-current payables to factoring companies connected with the derecognition of tax credits deriving from Italian tax measures to incentivize the renovation of residential buildings and energy savings for €1,422 million (€2,104 million at December 31, 2024); (ii) current overlifting imbalances of the Exploration & Production segment for €267 million (€396 million at December 31, 2024); (iii) a put option recognized by Eni to EIP fund, which acquired a non-controlling interest of Plenitude, by subscribing a reserved capital increase of €588 million in March 2024 and a €209 million reserved capital increase in March 2025. The put option valorizes Eni’s commitment to repurchase at fair value enough shares of Plenitude held by EIP as required to pay down the financial debt incurred by EIP for the transaction. The book value of the put option is stated at the present value of Eni's maximum financial commitment equal to €541 million (€392 million as of December 31, 2024). The expiry date is 2027; (iv) the value of gas paid and undrawn by customers due to the triggering of the take-or-pay clause provided for by the relevant long-term contracts for €57 million is expected to be drawn beyond the next 12 months (€303 million at December 31, 2024); (v) payables related to investing activities for €49 million (€96 million at December 31, 2024).

Transactions with related parties are described in note 36 — Transactions with related parties.

12 Property, plant and equipment

(€ million)	Land and buildings	E&P wells, plant and machinery	Other plant and machinery	E&P exploration assets and appraisal	E&P tangible assets in progress	Other tangible assets in progress and advances	Total
2025
Net carrying amount - beginning of the year	1,142	38,229	4,491	1,742	11,296	2,964	59,864
Additions	24	70	532	384	6,080	1,612	8,702
Depreciation capitalized				8	259		267
Depreciation (*)	(60)	(5,295)	(614)				(5,969)
Impairments	(10)	(822)	(225)		(307)	(374)	(1,738)
Reversals		30	109		24	42	205
Write-off			(1)	(13)		(2)	(16)
Currency translation differences	(2)	(4,092)	(132)	(178)	(1,065)	(24)	(5,493)
Initial recognition and changes in estimates	(2)	75	11	(8)	174	29	279
Changes in the scope of consolidation	10		5			(224)	(209)
Transfers	40	7,382	815	(128)	(7,254)	(855)
Other changes	(5)	(2,023)	(317)	(258)	(3,261)	508	(5,356)
Net carrying amount - end of the year	1,137	33,554	4,674	1,549	5,946	3,676	50,536
Gross carrying amount - end of the year	4,444	115,147	33,421	1,549	8,355	6,276	169,192
Provisions for depreciation and impairments	3,307	81,593	28,747		2,409	2,600	118,656
2024
Net carrying amount - beginning of the year	1,111	37,421	4,588	1,568	9,682	1,929	56,299
Additions	31	20	255	419	5,546	1,728	7,999
Depreciation capitalized				28	260		288
Depreciation (*)	(57)	(5,668)	(575)				(6,300)
Impairments	(9)	(1,705)	(371)		(669)	(382)	(3,136)
Reversals		107	92		74	30	303
Write-off		(1)	(1)	(414)	(5)	(1)	(422)
Currency translation differences	1	2,071	49	91	554	8	2,774
Initial recognition and changes in estimates		35	6	(4)	62	(2)	97
Changes in the scope of consolidation - included entities	12	1,314	3	97	1,090	70	2,586
Changes in the scope of consolidation - excluded entities	(1)	(822)	(17)	(25)	(486)		(1,351)
Transfers	47	6,865	566	(6)	(6,859)	(613)
Other changes	7	(1,408)	(104)	(12)	2,047	197	727
Net carrying amount - end of the year	1,142	38,229	4,491	1,742	11,296	2,964	59,864
Gross carrying amount - end of the year	4,412	139,117	33,226	1,742	14,589	5,490	198,576
Provisions for depreciation and impairments	3,270	100,888	28,735		3,293	2,526	138,712

(*) Before capitalization of depreciation of tangible assets

Capital expenditures included capitalized finance expenses of €120 million (€220 million in 2024) related to the Exploration & Production segment for €76 million (€173 million in 2024) at an average interest rate of 3.2% (3.5% at December 31, 2024).

Capital expenditures primarily related to the Exploration & Production segment for €6,666 million (€6,033 million in 2024).

Investments for the purchase of plant and equipment under supplier financing arrangements which resulted in the classification of the related debt as financial liabilities were recorded in the line item “Other changes” (€1,371 million).

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

The main depreciation rates adopted are included in the following ranges and have remained substantially unchanged compared to 2024:

(%)
Buildings	2 - 10
Refining and chemical plants	3 - 17
Gas pipelines and compression stations	4 - 12
Power plants	3 - 5
Other plant and machinery	6 - 12
Industrial and commercial equipment	5 - 25
Other assets	10 - 20

Plant and equipment used for the extraction and treatment of hydrocarbons were depreciated according to the UOP method, using as a basis for calculation the proved reserves estimated according to the criteria of the U.S. SEC, as well as volumes of unproved reserves in the case of facilities used in phased development projects or common facilities (see note 1 – Accounting standards, accounting estimates and significant judgements, section UOP depreciation, depletion and amortization). The production plans associated with the existing assets gradually deplete the SEC proved reserves recorded at the balance sheet date, as well as the additional volumes of unproved reserves, which are expected to be produced within approximately thirteen years.

Net impairment losses of property, plant and equipment mainly related: (i) to oil&gas properties in Congo (€332 million) and Ivory Coast (€179 million), which were aligned to the sale price as part of the E&P portfolio rationalization program as well as oil & gas properties in Italy, Turkmenistan, United Arab Emirates and USA in relation to reserve revisions and commodity price forecasts (total €564 million); (ii) expenditures incurred for compliance and stay-in-business at CGUs in the Refining and traditional Chemicals segment were completely written-off because those CGUs were impaired in previous reporting periods and continued lacking any profitability prospects, as well as polyethylene plants due to a structurally deteriorated profitability outlook (€413 million). In the three-year period 2023-2025, Eni booked impairment charges at all its oil-based petrochemicals complexes, driven by challenged market fundamentals, competitive disadvantages of the European industrial sector resulting from higher operating and energy costs compared to other geographies, and rising competitive pressures from operators benefiting of larger scale and lower feedstock costs amid global overcapacities. A transformation and industrial reconversion plan for Eni's chemical segment is underway, leveraging proprietary technologies and the development of profitable business lines such as biochemistry, recycled chemicals and compounding, while traditional sites that are no longer competitive are being shut down or reconverted to transition businesses.

More information about Eni’s impairment review and the sensitivity of the outcome to different commodities scenarios is reported in note 15 – Impairments of tangible and intangible assets and right-of-use assets. Sensitivity of outcomes to decarbonization scenarios.

Currency translation differences related to subsidiaries utilizing the U.S. dollar as functional currency (€5,445 million).

Initial recognition and change in estimates include the increase in the asset retirement cost of tangible assets in the Exploration & Production segment due to the increase in abandonment cost estimates and start of new projects, partially offset by the decrease in discount rates, particularly of the U.S. dollar.

Changes in the scope of consolidation related to the divestment of €222 million in connection with the loss of control of Eni CCUS Holding Ltd. Further information on the transaction is provided in note 5 – Business combinations and other significant transactions.

Other changes include: (i) the sale of oil and gas assets in Ivory Coast for €1,160 million; (ii) the reclassification of oil and gas assets in Indonesia and in the United Arab Emirates to assets held for sale for €5,850 million, which are planned to be contributed in exchange of shareholdings in newly established equity-accounted entities with other operators in 2026, as well as in Congo and Ivory Coast in connection with ongoing divestments procedures. The carrying amounts of these portions of undivided properties have been aligned with the expected fair value of the sale. Further information is provided in note 25 – Assets held for sale and directly associated liabilities.

Transfers from E&P tangible assets in progress to E&P UOP wells, plant and equipment related for €6,280 million to the commissioning of wells, plants and equipment primarily in Congo, Ivory Coast, Egypt, Kazakhstan, Indonesia, Italy, Algeria and Mexico.

Exploration and appraisal activities included write-offs for €13 million of previously capitalized exploration wells pending economic and technical evaluation in Oman, Algeria and Nigeria.

Exploration and appraisal activities related for €1,441 million to the costs of suspended exploration wells pending final determination of commerciality based on management’s continuing commitment and for €108 million to costs of exploration wells in progress at the end of the year.

Changes relating to suspended wells are reported below:

(€ million)	2025	2024	2023
Costs for exploratory wells suspended - beginning of the year	1,662	1,391	1,085
Increases for which is ongoing the determination of proved reserves	347	485	834
Amounts previously capitalized and expensed in the year	(11)	(362)	(388)
Reclassification to successful exploratory wells following the estimation of proved reserves	(128)	(4)	(72)
Disposals	(79)	(7)	(3)
Changes in the scope of consolidation		76
Currency translation differences	(167)	83	(40)
Other changes	(183)		(25)
Costs for exploratory wells suspended - end of the year	1,441	1,662	1,391

The following information relates to the stratification of the suspended wells pending final determination (ageing):

	2025		2024		2023
	(€ million)	(number of wells in Eni’s interest)	(€ million)	(number of wells in Eni’s interest)	(€ million)	(number of wells in Eni’s interest)
Costs capitalized and suspended for exploratory well activity
- within 1 year	218	5.8	253	4.4	417	7.9
- between 1 and 3 years	419	8.3	604	11.3	347	6.1
- beyond 3 years	804	16.0	805	18.2	627	14.5
	1,441	30.1	1,662	33.9	1,391	28.5
Costs capitalized for suspended wells
- fields including wells drilled over the last 12 months	218	5.8	253	4.4	417	7.9
- fields for which the delineation campaign is in progress	826	13.3	1,053	16.1	804	14.0
- fields including commercial discoveries that are progressing to a FID	397	11.0	356	13.4	170	6.6
	1,441	30.1	1,662	33.9	1,391	28.5

The capitalized costs for suspended wells relating to fields including wells drilled over the last twelve months referred to ten leases for which the evaluation of results is still in progress.

The capitalized costs for suspended wells relating to fields for which the delineation campaign is in progress referred for approximately €520 million to nine leases for which appraising activities and negotiations are ongoing to unlock the subsequent project phases; the remaining amounts are related to five leases for which drilling activities are underway or firmly planned for the near future.

Suspended wells costs pending a final investment decision primarily related to initiatives in Congo, Nigeria and United Arab Emirates.

Unproved mineral interests, comprised of assets in progress of the Exploration & Production segment, include the purchase price allocated to unproved reserves following business combinations or acquisition of individual properties.

Unproved mineral interests were as follows:

(€ million)	Congo	Nigeria	USA	Algeria	Egypt	United Arab Emirates	Italy	Indonesia	Netherlands	Tunisia	Australia	Total
2025
Carrying amount - beginning of the year	16	981	77	187	3	445	2	848	120			2,679
Additions		27		63				115		7	3	215
Net (impairments) reversals	(4)		(36)			(22)	(2)		(8)			(72)
Reclassification to Proved Mineral Interest		(20)		(100)		(54)		(804)	(88)			(1,066)
Currency translation differences and other changes	(3)	(114)	(8)	(20)	(1)	(137)		(124)			19	(388)
Carrying amount - end of the year	9	874	33	130	2	232		35	24	7	22	1,368
2024
Carrying amount - beginning of the year	429	924	23	215	2	475	2	89				2,159
Additions					15			709	120			844
Net (impairments) reversals	(421)		74		(5)							(352)
Reclassification to Proved Mineral Interest		(2)	(24)	(40)	(9)	(58)						(133)
Currency translation differences and other changes	8	59	4	12		28		50				161
Carrying amount - end of the year	16	981	77	187	3	445	2	848	120			2,679

Unproved mineral interests comprised the net book value of the Oil Prospecting License 245 property (“OPL 245”), offshore Nigeria, whose exploration period expired on May 11, 2021. The book value of €1,141 million included €835 million as the purchase price paid in 2011 to the Nigerian Government to acquire a 50% interest in the asset and the subsequent capitalized exploration costs and pre-development costs. A lengthy and complex criminal proceeding before the Court of Milan was definitively resolved in favor of Eni, which related to alleged crimes of international corruption regarding the purchase of the license. An arbitration started by Eni before an ICSID tribunal (the International Centre for Settlement of Investment Disputes) to protect the value of the investment, claiming the Company’s right to obtain the conversion of the license into an Oil Mining Lease has been put on hold as the parties have been exploring a possible agreement to set economic terms and conditions to develop the property’s reserves. The agreement was signed in early March 2026, with the parties waiving all pending claims relating to the asset, including the arbitration proceedings. The estimated recoverable value of the asset, based on the agreed economic terms of development of the license reserves, has confirmed the resilience of the book value.

The reclassification of unproved mineral interests to proved mineral interests mainly referred to Indonesia following the final investment decision of some projects with the consequent recognition of proved reserves.

Accumulated provisions for impairments amounted to €20,250 million (€22,205 million at December 31, 2024).

Property, plant and equipment include assets subject to operating leases for €270 million, essentially relating to service stations of the Enilive business line.

As of December 31, 2025, Eni pledged property, plant and equipment for €24 million to guarantee payments of excise duties (same amount as of December 31, 2024).

Government grants recorded as a decrease of property, plant and equipment amounted to €99 million (€88 million at December 31, 2024).

Contractual commitments related to the purchase of property, plant and equipment are disclosed in note 28 – Guarantees, commitments and risks – Liquidity risk.

Property, plant and equipment under concession arrangements are described in note 28 – Guarantees, commitments and risks.

13 Right-of-use assets and lease liabilities

(€ million)	Floating production storage and offloading vessels (FPSO)	Drilling rig	Naval facilities and related logistic bases for oil and gas transportation	Motorway concessions and service stations	Oil and gas distribution facilities	Office buildings	Vehicles	Other	Total
2025
Net carrying amount - beginning of the year	2,606	419	1,005	452	36	487	21	796	5,822
Additions		266	566	91	10	138	20	59	1,150
Depreciation (*)	(176)	(248)	(496)	(76)	(20)	(120)	(10)	(98)	(1,244)
Impairments				(11)	(1)			(2)	(14)
Currency translation differences	(295)	(32)	(14)	1		(10)		(36)	(386)
Other changes	(1)	(53)	(44)	(7)	(2)	(3)	(5)	(29)	(144)
Net carrying amount - end of the year	2,134	352	1,017	450	23	492	26	690	5,184
Gross carrying amount - end of the year	2,844	1,309	2,490	954	101	1,142	53	999	9,892
Provisions for depreciation and impairment	710	957	1,473	504	78	650	27	309	4,708
2024
Net carrying amount - beginning of the year	1,977	449	724	492	17	580	17	578	4,834
Additions	630	294	690	59	53	52	19	317	2,114
Depreciation (*)	(146)	(342)	(391)	(79)	(22)	(132)	(14)	(73)	(1,199)
Impairments			(4)	(21)	(10)			(5)	(40)
Currency translation differences	145	19	5	(1)		7		18	193
Changes in the scope of consolidation		38				5	1	(2)	42
Other changes		(39)	(19)	2	(2)	(25)	(2)	(37)	(122)
Net carrying amount - end of the year	2,606	419	1,005	452	36	487	21	796	5,822
Gross carrying amount - end of the year	3,217	1,235	2,095	873	97	1,067	57	1,049	9,690
Provisions for depreciation and impairment	611	816	1,090	421	61	580	36	253	3,868

(*) Before capitalization of depreciation of tangible and intangible assets

Right-of-use assets (RoU) of €5,184 million mainly related: (i) for €3,634 million (€4,266 million at December 31, 2024) to the Exploration & Production segment and mainly comprised leases of certain FPSO vessels and platforms used in the development of the OCTP offshore projects in Ghana, Area 1 in Mexico and Baleine in Ivory Coast, for a duration between 11 and 15 years including the renewal option, as well as the multi-year rental of drilling rigs, in relation to the lease component only and the rental of naval vessels for shipping activities; (ii) for €538 million (€519 million at December 31, 2024) to the Enilive business line relating to highways concessions, leases of land and of service stations for sale of oil products, equipment rentals with EVS (Eni Virtual Station) cloud architecture for the integrated management of service stations and car fleet dedicated to the car sharing business; (iii) for €532 million (€476 million at December 31, 2024) to the Corporate and Other activities segment mainly regarding property rental contracts (real estate and IT).

The increase referred to: (i) the Exploration & Production segment for €860 million relating to vessels and related logistics equipment for oil & gas transport (€535 million) of which €115 million relating to Eni Trade & Biofuels SpA and the rental of drilling rigs for €266 million. Main contracts concerned assets in Congo, Italy and Mexico; (ii) the Enilive business line for new contracts and extension of existing contracts relating highways concessions, land leases, service station leases and car fleet dedicated to the car sharing business for €141 million; (iii) the Corporate and Other activities segment for €122 million, mainly referred to the extensions of Italian property leasing contracts for €94 million.

 Leasing contracts signed for which the asset is not yet available essentially concern a contract with a nominal value of €331 million relating to lease of Italian office buildings with an expiry date of 20 years.

Main future cash outflows potentially due not reflected in the measurements of lease liabilities related to options for the extension or termination of leases existing as of December 31, 2025 of: (i) ancillary assets in the upstream business for €830 million; (ii) service stations for sale of oil products of €153 million; (iii) Italian office property leases of €166 million.

Liabilities for leased assets were as follows:

(€ million)	Current portion of long-term lease liabilities	Long-term lease liabilities	Total
2025
Carrying amount at the beginning of the year	1,279	5,174	6,453
Additions		1,150	1,150
Decreases	(1,240)	(10)	(1,250)
Currency translation differences	(73)	(349)	(422)
Other changes	1,297	(1,528)	(231)
Carrying amount at the end of the year	1,263	4,437	5,700
2024
Carrying amount at the beginning of the year	1,128	4,208	5,336
Additions		2,109	2,109
Decreases	(1,194)	(11)	(1,205)
Currency translation differences	36	175	211
Changes in the scope of consolidation	35	15	50
Other changes	1,274	(1,322)	(48)
Carrying amount at the end of the year	1,279	5,174	6,453

Lease liabilities related for €761 million (€616 million at December 31, 2024) to the portion of the liabilities attributable to joint operators in Eni-led projects which will be recovered through partner billing process.

Total cash outflows for leases consisted of the following: (i) cash payments for the main portion of the lease liability for €1,250 million; (ii) cash payments for the interest portion of €324 million.

Lease liabilities stated in U.S. dollars for €3,788 million and in euro for €1,703 million (€4,510 million and €1,723 million at December 31, 2024, respectively).

Other changes in right-of-use assets and lease liabilities essentially related to early termination or renegotiation of lease contracts.

Liabilities for leased assets with related parties are described in note 36 — Transactions with related parties.

The amounts recognised in the profit and loss account consisted of the following:

(€ million)	2025	2024	2023
Other income and revenues
Income from remeasurement of lease liabilities	22	14	17
	22	14	17
Purchases, services and other
Expense from remeasurement of lease liabilities	2	3	3
Short-term leases	69	81	59
Low-value leases	39	37	37
Variable lease payments not included in the measurement of lease liabilities	24	22	20
Capitalized direct cost associated with self-constructed assets - tangible assets	(4)	(5)	(5)
	130	138	114
Depreciation, net impairments and write-offs
Depreciation of RoU leased assets	1,244	1,199	973
Capitalized direct cost associated with self-constructed assets - tangible and intangible assets	(260)	(277)	(199)
Impairments of RoU leased assets	14	40	41
Reversals of RoU leased assets	(2)	(4)	(5)
Write-off of RoU leased assets		3
	996	961	810
Finance income (expense) from leases
Interests on lease liabilities	(348)	(314)	(267)
Capitalized finance expense of RoU leased assets - tangible assets	7	17	11
Net currency translation differences on lease liabilities	62	(36)	19
	(279)	(333)	(237)

14 Intangible assets

(€ million)	Exploration rights	Industrial patents and intellectual property rights	Other intangible assets with definite useful lives	Intangible assets with definite useful lives	Goodwill	Other intangible assets with indefinite useful lives	Total
2025
Net carrying amount - beginning of the year	534	397	2,310	3,241	3,167	26	6,434
Additions	7	14	506	527			527
Depreciation capitalized			6	6			6
Depreciation (*)	(4)	(98)	(307)	(409)			(409)
Impairments			(45)	(45)			(45)
Reversals			8	8			8
Write-off	(17)			(17)			(17)
Changes in the scope of consolidation			(428)	(428)	2		(426)
Currency translation differences	(54)		(21)	(75)			(75)
Other changes	(20)	39	5	24	(5)		19
Net carrying amount - end of the year	446	352	2,034	2,832	3,164	26	6,022
Gross carrying amount - end of the year	869	2,215	5,235	8,319
Provisions for amortization and impairment	423	1,863	3,201	5,487
2024
Net carrying amount - beginning of the year	663	450	2,107	3,220	3,133	26	6,379
Additions	14	31	441	486			486
Depreciation capitalized			4	4			4
Depreciation (*)	(6)	(98)	(289)	(393)			(393)
Impairments	(10)		(12)	(22)	(9)		(31)
Write-off	(153)		(2)	(155)			(155)
Changes in the scope of consolidation			73	73	36		109
Currency translation differences	31		12	43			43
Other changes	(5)	14	(24)	(15)	7		(8)
Net carrying amount - end of the year	534	397	2,310	3,241	3,167	26	6,434
Gross carrying amount - end of the year	1,197	2,166	5,190	8,553
Provisions for amortization and impairment	663	1,769	2,880	5,312

(*) Before capitalization of depreciation of intangible assets.

Exploration rights comprised the residual book value of signature bonuses and acquisition costs of exploration licenses relating to areas with proved reserves, which are amortized based on UOP criteria and are regularly reviewed for impairment. The costs of licenses with unproved reserves are also in this item and are suspended pending a final determination of the success of the exploration activity or until management confirms its commitment to the initiative. Additions for the year related to signature bonuses paid for the acquisition of new exploration acreage primarily in Ivory Coast.

The breakdown of exploration rights by type of asset was as follows:

(€ million)	December 31, 2025	December 31, 2024
Proved licence and leasehold property acquisition costs	61	79
Unproved licence and leasehold property acquisition costs	385	455
	446	534

Industrial patents and intellectual property rights mainly regarded the acquisition and internal development of software and rights for the use of production processes and software.

Write-offs of €17 million related to the abandonment of underlying initiatives.

Changes in the scope of consolidation of assets with a finite useful life comprised the divestments of Eni CCUS Holding Ltd. Further information on the transaction is provided in note 5 – Business combinations and other significant transactions.

Other intangible assets comprised: (i) concessions, licenses, trademarks and similar items for €1,096 million (€1,154 million at December 31, 2024), of which €891 million relating to relating to the Plenitude business line essentially for activities in relation to renewable energy sources (€898 million at December 31, 2024); (ii) customer acquisition costs relating to the Plenitude business line for €469 million (€412 million at December 31, 2024); (iii) customer relationship for €75 million recognized following the acquisition of Finproject group from the Chemicals business line (€84 million at December 31, 2024).

The main amortization rates used were substantially unchanged from the previous year and ranged as follows:

(%)
Exploration rights	UOP
Concessions, licenses, trademarks and similar items	3 - 33
Industrial patents and intellectual property rights	20 - 33
Capitalized costs for customer acquisition	17 - 33
Other intangible assets	3 - 20

Cumulative impairment charges of goodwill at the end of the year amounted to €2,642 million.

The breakdown of goodwill by segment and business line is provided below:

(€ million)	December 31, 2025	December 31, 2024
Plenitude	2,916	2,916
Enilive	116	121
Chemical	119	117
Others	13	13
	3,164	3,167

Changes in the scope of consolidation of goodwill related to the consolidation of  Tecnofilm SpA, incorporated during the year by Finproject SpA.

Other changes relating to goodwill concern the definitive allocation of some acquisitions made in 2024, the allocation of which had been made on a provisional basis (see note 27 – Other information).

Contributions recorded as decrease in intangible assets amounted to €8 million (€37 million at December 31, 2024).

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

The impairment review of the CGU Retail including goodwill, was performed by comparing the carrying amount to the value in use of the CGU, which was estimated based on the cash flows of the 2026-2030 industrial plan approved by management and on a terminal value calculated as the perpetuity of the cash flow of the last year of the plan by assuming a nominal long-term growth rate equal to zero, unchanged from the previous year. These cash flows were discounted by using the post-tax WACCs of the retail business in each country of operation, with post-tax values in a range of 4.3% - 4.8%, corresponding to 5.5% - 6.6% pre-tax. There are currently no reasonable assumptions of changes in the discount rate, growth rate, profitability or volumes that would lead to zeroing the headroom amounting to about €8 billion of the value in use of the CGU Retail with respect to its book value, including the allocated goodwill.

The renewable business of Plenitude included a goodwill of €978 million related to the business combinations made in Italy and in other European markets where operations are being developed (Spain, France, Greece). The recoverability of goodwill was tested by grouping the assets by homogeneous CGUs, corresponding to geographical areas, taking into account technical, economic, and contractual aspects. The recoverability of goodwill was assessed with reference to the entire CGU. The impairment test to verify the recoverability of the carrying amounts, including the allocated goodwill, was performed based on the calculation of the value in use using the discounted cash flow method, which includes, for the first four years of the projection, the business plan approved by management. For the following years the projection coincides with the economic-technical life of the plants using normalized cash flows. Cash flows were determined on the basis of wholesale electricity price forecasts estimated by management, differentiated by geographical area; for Italy an average price of approximately €106/kWh in the five-year plan 2026-2030 and of about €111/kWh for long-term prices. Cash flows have been discounted at sector and country-specific post-tax WACCs, which were comprised in a range of 5.5% - 8.9%, corresponding to 7% - 11.1% pre-tax. This test has confirmed the recoverability of the book values of the complex of plants generating renewable electricity, including the allocated goodwill. The headroom of €695 million is reduced to zero in case of a 1.4 percentage point increase in the WACC, or a reduction in power prices of approximately 14%.

Goodwill of the electric mobility business of Plenitude of €718 million was recognized in connection with the acquisition in 2021 of the entire share capital of Be Charge (now Plenitude On The Road), which engages in building and managing a network of charging infrastructures for electric mobility. This goodwill was tested for recoverability based on the calculation of the value in use through explicit cash flow projections for ten-years and a terminal value incorporating a normalized cash flow projection of the last year, using a nominal growth rate risked with respect to the projections on the development of the electric vehicle market provided by primary info-providers. The cash flow was discounted at a post-tax WACC of 9.2%, corresponding to 12.8% pre-tax. This test confirmed the recoverability of the allocated book values including the allocated goodwill and showed a headroom of about €1 billion which would go to zero by assuming a 3.7% increase in the post-tax WACC and would remain positive even by assuming a zero-growth rate.

15 Impairments of tangible and intangible assets and right-of-use assets. Sensitivity of outcomes to decarbonization scenarios

Climate change and energy transition

The recoverability test of the carrying amounts of oil&gas cash generating units (CGUs) is the most important of the critical accounting estimates utilized in the preparation of Eni’s consolidated financial statements. This is due to the relative weight of the invested capital in the E&P operating segment on total consolidated assets and because of the highly judgmental nature of assumptions utilized by the management in the impairment review process.

Estimation of future expected cash flows associated with the use of oil&gas assets is based on management’s assessment and subjective assumptions about highly uncertain matters like future hydrocarbons prices, assets’ useful lives, projections of future operating and capital expenditures, the volumes of reserves that will ultimately be recovered and costs of decommissioning oil&gas assets at the end of their useful lives. Furthermore, the recoverability of carrying amounts is still pending on the management’s commitment to allocating funds to develop reserves and hence is subject to possible changes to capital allocation priorities. The hydrocarbon prices are forecasted based on management’s expectations about future trends in demands and supplies of hydrocarbons in the short to the long-term, which incorporate assumptions about the evolution of several scenario variables, including macroeconomic growth, changes in consumers’ preferences, modifications in governments’ regulatory and political framework in response to climate change and preservation of the ecosystem, the pace of the energy transition, the role of technologies, and finally production plans of public oil&gas companies and production policies of the OPEC+ alliance. Eni’s forecast prices are constantly benchmarked against the market view of investment banks and energy consultants. Short-term price forecasts will also incorporate risks and uncertainties of the current macroeconomic outlook and geopolitical factors (like the ongoing crisis in the Middle East and other macroeconomic risks such as the impact of international trade disputes on growth and other factors).

Climate change and the energy transition risk were taken into full consideration as part of the recoverability test of the carrying amounts of oil&gas CGUs, including the evaluation of exploration assets and unproved mineral interests. They may have significant impacts on the value of Eni’s oil&gas properties and on similar properties that may be recognized in the future. Considering the exposure of its oil&gas assets to the transition risk, the Company has adopted strict return criteria when making a final investment decision to mitigate the risks of having stranded assets in the future and of recognizing possible impairment charges in the profit and loss account once a new capital project is capitalized among property, plant and equipment. Each material capital budgeting investment project, including in the exploration and acquisition of oil and gas resources, is subject to an evaluation that takes into consideration the objectives of the Paris Agreement, in view of each new project contributing to enhance the resilience of the Company’s portfolio in terms of reduction of the average carbon intensity and improvement of profitability metrics.

Economic returns and expected cash flows are estimated based on the management’s assumptions about future commodity prices which are set in the industrial plan approved by the Board, as well as management’s forecast of operating and development costs, future production volumes and timing and costs of decommissioning. Furthermore, future cash flows of oil&gas assets discount the expected expenditures to reduce emissions or to have projects already carbon neutral for scope 1&2 emissions from the onset, in line with the Company’s goal of achieving net zero CO2 emissions for scope 1&2 of the whole oil&gas assets portfolio by 2030. The 2026 forecast marginally discounts current geopolitical risks.

As result of this evaluation process and the Company’s focus on value creation and cash generation over volume, Eni’s capital allocation prioritizes new oil&gas projects featuring: (i) low breakeven prices, translating into an average Brent breakeven price of around $35 per barrel for the portfolio of new oil&gas projects; (ii) internal rate of returns “IRR” exceeding an internally defined threshold comprising the cost of the capital to the Group “WACC” of 6% post-tax plus a country risk premium and a further step-up to cover exploration projects and generate an extra-return; (iii) ability to reduce the average carbon intensity of the portfolio (scope 1&2); (iv) resilience to the transition risk, which is measured in terms of change to projects’ IRR when applying an internally estimated cost per emitted ton of CO2 (internal threshold in $/tCO2).

The recent asset rationalization comprising the disposal of certain long-life oilfields characterized by high expected future expenditures and above-average carbon intensity, including Alaska, Nigeria and Congo onshore fields, has further strengthened the risk profile and resilience of the oil&gas portfolio, reducing exposure to assets at risk of becoming stranded in the long-term.

The impairment test of Eni’s oil&gas assets is prepared in coherence with the main technical and economic assumptions of the industrial plan approved by the Board of Directors, including commodity price assumptions.

The principles applied in determining the recoverable amounts of oil&gas CGU are as follows:

- the future cash flows were determined using the assumptions included in the industrial plan 2026-2030 and in the long-term plan of the Company approved by the Board of Directors. These assumptions, including operational costs, development expenditures, estimation of oil and gas reserves, future volumes produced and marketed, and timing and costs of decommissioning oil&gas plants and facilities represent the best estimate from the Company Management of economic and technical conditions over the remaining life of the assets;

The oil and gas price projections adopted by the Company are based on the following assumptions:

- oil demand experienced sustained growth post-Covid crisis, driven by a global economic recovery, and has continued growing throughout 2025. By 2030, oil consumption is expected to continue to grow, supported by population growth and rising living standards, particularly in emerging countries. Growth after 2030 is expected to be more moderate due to the gradual diffusion of low-carbon technologies. Therefore, in this context of moderate demand growth driven by emerging countries and assuming continued capital discipline on part of the majority of international oil companies, the approaching to maximum sustainable capacity by member countries of the OPEC+ alliance and a levelling off of shale oil production in the United States, our scenario anticipates a gradual recovery in crude oil prices, which are expected to reach $68/bbl in 2026 and then reach $75/bbl by 2030 (all prices in 2025 real terms);

- beyond 2030, we project a linear decline of approximately 1.7% per year, to $65 in 2040 and $53 in 2050 (all prices in real terms 2025), which discounts the risks of energy transition and of a possible slowdown in the growth rate or a contraction in global oil demand post-2030.

The average Brent price over the period 2026-2050 thus stands at $65/bbl in real terms 2025.

	2026	2027	2028-2030	2050
Brent $/bbl	68	66	75	53

For natural gas, the transition fuel, the price projections adopted by the Company assume a less tense global gas market in the coming years. Rising demand, also driven by growing electricity needs particularly in new consumption segments (e.g., data centers, AI), is expected to be accompanied by increased LNG production capacity, with new projects to be completed in the next few years, especially in the United States and Qatar. In this context, the gas prices used to determine the value in use of the CGUs whose revenues are indexed to gas spot prices are as follows (in real terms 2025):

	2026	2027-2029	2030-2050
TTF Europe $/Mbtu	11.8	8.5	7.5

Gas prices for LNG projects and in the Group main geographies are mainly indexed to the price of crude oil.

The future operational costs were determined by considering the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented.

The determination of value in use also considers on all identified CGU the expected expenditures to improve energy efficiency and reduce the carbon footprint (CO2 emissions scope 1&2). Furthermore, any residual emissions after the efficiency actions are expected to be offset by carbon credit compensation, the expenses of which are considered in the evaluation of the headroom of the overall Eni’s E&P segment. CGUs in geographies that are part of emission trading schemes include in their respective cash flow future expenses for emission allowances.

The future cash flows are estimated over a period consistent with the life of the CGUs. They are elaborated post-tax and take into account specific risks related to the CGUs’ assets. They are discounted by applying a 6% post-tax discount rate (unchanged from 2024), this rate being the weighted-average cost of the capital to the Group estimated from market data and future projections of the mix of funds employed to finance the invested capital. This rate is adjusted to factor a risk premium specific to each country where the group operates (WACC Adjusted). The value in use calculated by discounting the above post-tax cash flows is not materially different from the value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates generally range from 9% to 15% in the case of assets impaired in 2025.

In applying the methodology described, €564 million of impairment losses were recognized in the 2025 financial statements at assets mainly in Turkmenistan, the United Arab Emirates and USA and gas assets in Italy due to reserve estimate revisions and price effects.

Asset impairments are subject to sensitivity testing. In particular, upstream assets are stress-tested by assuming the following changes in estimation parameters:

- a decrease of 10% in hydrocarbon prices, over the duration of the cash flows projections;

- an increase of 100 basis point in the discount rate of future cash flows;

- consideration of the price curves and CO2 costs of the IEA’s Net Zero Scenario 2050 for all assets.

	Value in use of the O&G CGUs Headroom vs Carrying amounts	Possible impairment losses through profit and loss account
	Tax-deductible CO2 charges	€ billion
Eni's scenario	63%
10% haircut of Eni's prices assumptions	45%	(1)
Eni's scenario with +1% increase in WAAC	53%	(0.2)
IEA NZE 2050 scenario	18%	(3.4)

The sensitivities scope includes the activities of Eni subsidiaries and joint ventures driven by Eni; the assets of the independent equity-owned entities Vår Energi ASA, Ithaca Energy Plc, and Azule Energy Holdings Ltd are excluded, as are assets held for sale (Indonesia, Congo, a stake in Ivory Coast, and certain assets in the UAE).

The sensitivities do not consider potential value recovery actions, such as rescheduling and/or cancellation of planned development activities, contract renegotiations, cost effects, or actions to accelerate the payback period. The sensitivity analysis was not applied to the business line of gas-fired power generation plants, due to the insignificant carrying amounts of tangible assets (€887 million) and their residual economic-technical lives, and to the Biorefining business line (€2,711 million) that is not exposed to transition risk. No impact can be associated with refineries and petrochemical plants, given that their carrying amounts have been completely impaired.

The characteristics of Eni’ s portfolio, the fast-track and phased development approach in producing reserves and absence of exposure to unconventional projects mitigate the risk of having stranded assets in the future if a structural decline in demand for hydrocarbons occurs due to stricter global environmental regulations and constraints and a resulting change in consumer preferences. The Company will continue to review price assumptions as the energy transition progresses and this may result in additional impairment charges in the future.

Given the characteristics of the Company's oil and gas assets, their stated amounts in the balance sheet will be almost entirely amortized by 2035. Accordingly, Eni does not anticipate significant changes in the useful lives of its existing oil and gas assets that could represent a significant valuation factor with an impact on its consolidated financial statements in the future.

Other assets exposed to transition risk, including refineries and petrochemical plants, were completely written down in previous years and are largely undergoing industrial conversion and reconfiguration processes, requiring new investments that will be capitalized when incurred in future reporting periods. Any decommissioning provisions are recognized for permanently closed refining plants and petrochemical complexes, whose conversion is deemed uneconomical. In 2025, the only Versalis CGU with a book value related to the polyethylene plants (€151 million) and was completely impaired.

Other risks

The energy transition may bring forward asset retirement obligations of certain oil and gas assets, thereby increasing the present value of the associated provisions.

Asset retirement obligations, which result from a legal or constructive obligation, are recognized based on a reasonable estimate in the period in which the obligation arises. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the useful life of this asset.

An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a discount rate to the amount of liability. Given the long-term nature of expenditures related to our asset retirement obligations, the rate is determined by reference to the rates of treasury bonds having comparable duration as that of the liability. The increase of the provision due to the passage of time is recognized as “Other financial expense”.

The discount rate used for the valuation of asset retirement obligation ranged 2-5.2% in 2025, slightly lower in 2024 for the U.S. dollar, higher for the euro (expenses are estimated at current currency values with an inflation rate between 2% and 2.4%).

The provision is sensitive to the number of discounting years. Given that the assumptions adopted represented management’s best estimates of the timing of decommissioning and asset retirement, assuming that the cost incurrence is brought forward by five years compared to the statutory assumption to account for transition risk, this would result in an increase in the provision’s book value of approximately €1.2 billion.

In upstream activities, in application of its internal procedures, Eni regularly reviews, on an asset-by-asset basis, the estimate of its future asset retirement costs, as well as the date at which work will be performed.

The Company will continue to review its estimates of both costs and the maturity of commitments on a regular basis and will take into account any significant impact that may result from changes in these parameters in the future.

A maturity schedule of these obligations is presented in Note 28 - Guarantees, commitments and risks.

16 Investments

Equity-accounted investments

	2025				2024
(€ million)	Investments in unconsolidated entities controlled by Eni	Joint ventures	Associates	Total	Investments in unconsolidated entities controlled by Eni	Joint ventures	Associates	Total
Carrying amount - beginning of the year	82	9,449	4,619	14,150	53	8,250	4,327	12,630
Additions and subscriptions	21	399	175	595	35	450	242	727
Divestments and reimbursements		(84)	(20)	(104)	(2)	(291)	(33)	(326)
Share of profit of equity-accounted investments	4	664	746	1,414	5	795	402	1,202
Share of loss of equity-accounted investments	(9)	(102)	(141)	(252)	(12)	(123)	(181)	(316)
Deduction for dividends	(1)	(573)	(938)	(1,512)	(3)	(655)	(1,094)	(1,752)
Changes in the scope of consolidation	(13)	138		125	8	635	7	650
Currency translation differences	(1)	(940)	(478)	(1,419)		461	206	667
Other changes	9	65	84	158	(2)	(73)	743	668
Carrying amount - end of the year	92	9,016	4,047	13,155	82	9,449	4,619	14,150

Acquisitions and share capital increases mainly related: (i) for €111 million the acquisition in the Plenitude business line of stakes in the two joint ventures 2024 Sol XV Llc (Plenitude 37.98%) and 2024 Sol XVI Llc (Plenitude 32.07%) owners of two operating photovoltaic plants and an electricity storage plant under construction in California (United States), with a total installed capacity of approximately 245 MW in Plenitude's share; (ii) for €108 million to the capital increase of QatarEnergy LNG NFE (5) (Eni’s interest 25%) which participates with a 12.5% stake in the North Field East (NFE) project, ensuring Eni a 3.125% stake in the Qatar megaproject for the development of LNG; (iii) the increase of a further 12% stake in E&E Algeria Touat BV (Eni's interest 66%) for €62 million; (iv) the acquisition of 2025 Bateria II Llc (Plenitude 33.92%) for €55 million; (v) for €45 million to the capital increase of LG-Eni BioRefining Co Ltd (Enilive 49%) engaged in the construction of a biorefining plant in South Korea; (vi) for €30 million to the capital increase of Vårgrønn AS, the joint venture (Plenitude 65%) which owns the 20% stake in the Doggerbank A, B and C offshore wind projects in the United Kingdom; (vii) for €29 million to the capital increase of Lotte Versalis Elastomers Co Ltd (Versalis 50%).

Divestments and reimbursements related for €83 million to the capital reimbursement by E&E Algeria Touat BV.

Share of profit from equity-accounted investments essentially referred to: (i) Vår Energi ASA for €602 million, which includes the excess of the dividend distributed over the net equity of the investee attributable to Eni; (ii) Azule Energy Holdings Ltd for €415 million; (iii) ADNOC Global Trading Ltd for €96 million; (iv) Saipem SpA for €71 million; (v) Cardón IV SA for €62 million.

Share of loss from equity-accounted investments essentially referred to: (i) St. Bernard Renewables Llc for €58 million; (ii) Vårgrønn AS for €35 million.

Reduction for dividends related to: (i) Vår Energi ASA for €653 million; (ii) Azule Energy Holdings Ltd for €386 million; (iii) Ithaca Energy Plc for €161 million; (iv) SeaCorridor Srl for €95 million; (v) Saipem SpA for 72 million; (vi) Abu Dhabi Oil Refining Company (TAKREER) for €56 million; (v) ADNOC Global Trading Ltd for €49 million.

The change in the scope of consolidation included €138 million of the initial recognition of the investment in the joint venture Eni CCUS Holding Ltd, following the business combination with GIP, resulting in Eni contributing to the venture the CCUS assets in the UK and the Netherlands. The book value of the newly established joint venture corresponds to the fair value of the interest of 49.99% acquired by the other shareholder. The venture will be accounted for using the equity method going forward.

Net carrying amounts related to the following companies:

	December 31, 2025		December 31, 2024
(€ million)	Net carrying amount	% of the investment	Net carrying amount	% of the investment
Investments in unconsolidated entities controlled by Eni
Other	92		82
	92		82
Joint ventures
Azule Energy Holdings Ltd	4,634	50.00	5,211	50.00
E&E Algeria Touat BV	671	66.00	646	54.00
St. Bernard Renewables Llc	657	50.00	806	50.00
Saipem SpA	581	21.80	528	21.61
SeaCorridor Srl	411	50.10	485	50.10
Vårgrønn AS	374	65.00	406	65.00
Cardón IV SA	370	50.00	351	50.00
Mozambique Rovuma Venture SpA	366	35.71	382	35.71
GreenIT SpA	140	51.00	111	51.00
Eni CCUS Holding Ltd	136	50.01
2023 Sol IX Llc	131	73.62	149	73.59
Lotte Versalis Elastomers Co Ltd	81	50.00	61	50.00
Mangistau Power BV	75	51.00	51	51.00
2024 Sol XV Llc	67	47.47
2022 Sol VII Llc	53	75.24	61	75.26
2025 Bateria II Llc	53	33.92
Hergo Renewables SpA	35	65.00	33	65.00
Mangistau Renewables BV	35	51.00	21	51.00
2024 Sol XVI Llc	31	40.58
Società Oleodotti Meridionali SOM SpA	13	70.00	18	70.00
LabAnalysis Environmental Scienze Srl			26	30.00
Other	102		103
	9,016		9,449
Associates
Abu Dhabi Oil Refining Company (Takreer)	1,980	20.00	2,275	20.00
QatarEnergy LNG NFE (5)	661	25.00	633	25.00
Ithaca Energy Plc	486	35.92	725	37.17
ADNOC Global Trading Ltd	192	20.00	165	20.00
Coral FLNG SA	184	25.00	231	25.00
LG-Eni BioRefining Co Ltd	93	49.00	56	49.00
United Gas Derivatives Co	71	33.33	79	33.33
Novis Renewables Holdings Llc	66	49.00	74	49.00
Bluebell Solar Class A Holdings II Llc	62	99.00	72	99.00
LabAnalysis Environmental Scienze Srl	26	30.00
Vår Energi ASA		63.04		63.04
Other	226		309
	4,047		4,619
	13,155		14,150

The carrying amount of Vår Energi ASA is equal to zero in relation to the application of the equity method of accounting owing to the reduction for the dividends distributed to shareholders.

The results of equity-accounted investments by segment are disclosed in note 35 – Segment information and information by geographical area.

As of December 31, 2025, the book and market values of Saipem SpA, Vår Energi ASA and Ithaca Energy Plc, listed equity-accounted companies, respectively, were as follows:

		Saipem SpA	Vår Energi ASA	Ithaca Energy Plc
Number of ordinary shares held		422,920,192	1,573,713,749	594,048,748
% of the investment		21.80	63.04	35.92
Share price	(€)	2.425	2.787	1.899
Market value	(€ million)	1,025	4,386	1,128
Book value	(€ million)	581		486
Market value vs Book value	(€ million)	444	4,386	642

Additional information is included in note 37 – Other information about investments.

Other investments

(€ million)	2025	2024
Carrying amount - beginning of the year	1,395	1,256
Additions and subscriptions	87	71
Change in the fair value with effect to OCI	(30)	62
Currency translation differences	(108)	56
Other changes	(15)	(50)
Carrying amount - end of the year	1,329	1,395

The fair value of the main non-controlling interests in non-listed investees on regulated markets, classified within level 3 of the fair value hierarchy, was estimated based on a methodology that combines future expected earnings and the sum-of-the-parts methodology (so-called residual income approach) and takes into account, inter alia, the following inputs: (i) expected net profits, as a gauge of the future profitability of the investees, derived from the business plans, but adjusted, where appropriate, to include the assumptions that market participants would incorporate; (ii) the cost of capital, adjusted to include the risk premium of the specific country (6%) in which each investee operates. A stress test based on a 1% change in the cost of capital considered in the valuation did not produce significant changes at the fair value.

Dividend income from these investments is disclosed in note 32 – Income (expense) from investments.

Acquisitions and subscriptions include €50 million for the acquisition of a minority stake in BF International Best Fields Best Food Ltd (Eni’s interest 10.58%).

The investment book value as of December 31, 2025, primarily related to Nigeria LNG Ltd for €607 million (€690 million at December 31, 2024), Saudi European Petrochemical Co “IBN ZAHR” for €110 million (€127 million at December 31, 2024) and Darwin LNG Pty Ltd for €84 million (€96 million at December 31, 2024).

17 Other financial assets

	December 31, 2025		December 31, 2024
(€ million)	Current	Non-current	Current	Non-current
Long-term financing receivables held for operating purposes	1	910	1	1,044
	1	910	1	1,044
Long-term financing receivables held for non-operating purposes	3,067	136	44	2,109
Short-term financing receivables held for non-operating purposes	642		1,040
	3,709	136	1,084	2,109
	3,710	1,046	1,085	3,153
Securities held for operating purposes		63		62
Total net of impairment provisions	3,710	1,109	1,085	3,215

Changes in allowance for doubtful accounts were as follows:

(€ million)	2025	2024
Carrying amount at the beginning of the year	427	383
Additions	1	26
Deductions	(2)	(3)
Currency translation differences	(47)	24
Other changes	(2)	(3)
Carrying amount at the end of the year	377	427

Financing receivables held for operating purposes primarily related to loans provided to joint ventures and associates in the Exploration & Production segment (€741 million) to execute capital projects of interest to Eni. These receivables are long-term interests in the initiatives funded. The main amounts were towards Coral FLNG SA (Eni’s interest 25%) for €417 million (€522 million at December 31, 2024), operating a floating gas liquefaction plant in Area 4, offshore Mozambique.

Financing receivables held for operating purposes due beyond five years amounted to €90 million (€214 million at December 31, 2024).

The fair value of non-current financing receivables held for operating purposes of €910 million has been estimated based on the present value of expected future cash flows discounted at rates ranging from 1.9% to 4.8% (1.7% and 4.8% at December 31, 2024).

The recoverability of other long-term financial assets was assessed by considering the expected probability of default in the next twelve months only, as creditworthiness suffered no significant deterioration in the reporting period.

Financing receivables held for non-operating purposes related to: (i) the joint venture Mozambique Rovuma Venture SpA (Eni’s interest 35.71%) for €2,318 million (€1,769 million at December 31, 2024) engaged in production and development of natural gas reserves in the Coral discovery prospect offshore, located in the subarea of exclusive exploitation of the concessionaires of the larger Area 4. This receivable is not part of the long-term interest in the upstream initiative; (ii) €710 million of receivables from co-ventures arising from the reallocation of working interest in ongoing development projects in Area 4 offshore Mozambique; (iii) restricted deposits in escrow to guarantee transactions on derivative contracts for €495 million (€937 million at December 31, 2024), referred to the Global Gas & LNG Portfolio business line for €463 million (€907 million at December 31, 2024).

Financing receivables were denominated in U.S. dollar for €4,325 million and in euro for €307 million (€3,351 million and €855 million at December 31, 2024, respectively).

Securities for €18 million (€11 million at December 31, 2024) were pledged as guarantee of the deposit for gas cylinders as provided for by the Italian law.

The following table analyses securities per issuing entity:

	Amortized cost (€ million)	Nominal value (€ million)	Fair Value (€ million)	Nominal rate of return (%)	Maturity date	Rating - Moody's	Rating - S&P
Sovereign states
Fixed rate bonds
Italy	18	18	17	from 0 to 3.6	from 2026 to 2035	Baa2	BBB+
Others (*)	31	31	31	from 0 to 5.0	from 2026 to 2030	from Aa1 to Baa2	from AA+ to BBB-
Floating rate bonds
Italy	11	11	11	from 2.6 to 2.9	from 2026 to 2029	Baa2	BBB+
Total sovereign states	60	60	59
Other financial institutions
European Bank of Investments	3	3	3	3.75	2026	Aaa	AAA
Total	63	63	62

(*) Amounts included herein are lower than €10 million.

Securities having maturity within five years amounted to €49 million.

The fair value of securities was derived from quoted market prices.

Receivables with related parties are described in note 36 – Transactions with related parties.

18 Trade and other payables

(€ million)	December 31, 2025	December 31, 2024
Trade payables	13,901	15,170
Down payments and advances from joint ventures in exploration & production activities	714	767
Payables for purchase of non-current assets	1,666	1,939
Payables due to partners in exploration & production activities	1,114	1,377
Other payables	2,866	2,839
	20,261	22,092

The decrease in trade payables of €1,269 million referred to Global Gas & LNG Portfolio business line for €1,929 million following lower gas purchases and, on the increase, to the Enilive business line for €374 million.

Trade payables include debts under credit letters with payment terms aligned with commercial ones and with fixed commissions.

Other payables included: (i) payables to factoring companies in relation to the derecognition of Eni's tax credits for €1,322 million (€1,129 million at December 31, 2024); (ii) payroll payables for €260 million (€268 million at December 31, 2024); (iii) payables for social security contributions for €124 million (€120 million at December 31, 2024).

Trade and other payables were denominated in euro for €10,937 million and in U.S. dollar for €8,994 million (€11,487 million and €10,047 million at December 31, 2024, respectively), with a carrying amount substantially aligned with fair value.

Trade and other payables due to related parties are described in note 36 – Transactions with related parties.

19 Finance debt

	December 31, 2025				December 31, 2024
(€ million)	Short-term debt	Current portion of long-term debt	Long-term debt	Total	Short-term debt	Current portion of long-term debt	Long-term debt	Total
Banks	3,394	330	1,268	4,992	2,941	269	921	4,131
Ordinary bonds		2,320	17,855	20,175		2,695	19,641	22,336
Sustainability-linked convertible bonds		9	939	948		9	928	937
Other financial institutions	1,535	775	77	2,387	1,297	1,609	80	2,986
	4,929	3,434	20,139	28,502	4,238	4,582	21,570	30,390

Finance debt decreased by €1,888 million as disclosed in table “Changes in liabilities arising from financing activities” detailed at the end of this paragraph.

As of December 31, 2025, finance debt included €200 million (€300 million at December 31, 2024) of sustainability-linked financial contracts with leading banking institutions which provide for an adjustment of the funding cost linked to the achievement of certain sustainability targets, which are disclosed in the comment of ordinary bonds.

Other financial institutions included supplier finance arrangements (SFAs) as follows:

(€ million)	Long-term SFAs	Current SFAs and current portion of long-term SFAs	Total
Carrying amount at December 31, 2024	26	2,542	2,568
Cash flows		(2,249)	(2,249)
Non-monetary increases	12	1,430	1,442
Currency translation differences		(174)	(174)
Other non-monetary changes	(18)	16	(2)
Carrying amount at December 31, 2025	20	1,565	1,585
Carrying amount at December 31, 2023	92	893	985
Cash flows		(844)	(844)
Non-monetary increases	451	1,788	2,239
Currency translation differences	2	92	94
Other non-monetary changes	(519)	613	94
Carrying amount at December 31, 2024	26	2,542	2,568

The payment terms for financial liabilities falling within the scope of the SFAs range between 145 and 450 days, compared to the terms of other comparable commercial debt not falling within the scope of the agreement which are between 30 and 60 days. Eni formally has no information on the timing of the settlement made by the bank to the suppliers. The main transactions falling within the scope of the SFA agreements mainly concern: (i) within the Congo project, the construction of the floating LNG production vessel Nguya, which entered into service at the end of 2025 allowing the liquefaction capacity of the project to be increased up to 3 MTPA from the current 0.6 MTPA; (ii) EPC contracts for plant reconversion, laying of submarine lines and contracts for transportation and installation of subsea lines and cables; (iii) production facilities offshore Mexico (Area 1); (iv) the contract for transportation and installation of pipelines and umbilicals and subsea production system for the Baleine Phase II project offshore Ivory Coast.

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the retention of a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees could be required to be agreed upon with the European Investment Bank. As of December 31, 2025, debts subjected to restrictive covenants amounted to €981 million (€613 million at December 31, 2024). Eni was in compliance with those covenants.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €12.8 billion were drawn as of December 31, 2025.

The following table provides a breakdown of ordinary bonds by issuing entity, maturity date, interest rate and currency as of December 31, 2025:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate (%)
Issuing entity
Euro Medium Term Notes
Eni SpA	1,250	24	1,274	EUR	2033	4.250
Eni SpA	1,000	49	1,049	EUR	2029	3.625
Eni SpA	1,000	26	1,026	EUR	2034	3.875
Eni SpA	1,000	14	1,014	EUR	2026	1.500
Eni SpA	1,000	11	1,011	EUR	2031	2.000
Eni SpA	1,000	7	1,007	EUR	2026	1.250
Eni SpA	1,000	4	1,004	EUR	2030	0.625
Eni SpA	800	5	805	EUR	2028	1.625
Eni SpA	750	10	760	EUR	2027	1.500
Eni SpA	750	(2)	748	EUR	2034	1.000
Eni SpA	638	8	646	USD	2027	variable
Eni SpA	600		600	EUR	2028	1.125
Eni SpA	100	4	104	EUR	2028	5.441
Eni SpA	75		75	EUR	2043	3.875
Eni SpA	70	1	71	EUR	2032	4.000
Eni SpA	50		50	EUR	2031	4.800
Eni SpA - Sustainability-linked	1,000		1,000	EUR	2028	0.375
Eni SpA - Sustainability-linked	750	16	766	EUR	2027	3.625
	12,833	177	13,010
Other bonds
Eni SpA	1,063	(21)	1,042	USD	2054	5.950
Eni SpA	851	8	859	USD	2028	4.750
Eni SpA	851	2	853	USD	2029	4.250
Eni SpA	851	7	858	USD	2034	5.500
Eni SpA	851	(7)	844	USD	2035	5.750
Eni SpA	298	1	299	USD	2040	5.700
Eni USA Inc	340	3	343	USD	2027	7.300
Eni SpA - Sustainability-linked - Retail	2,000	67	2,067	EUR	2028	4.300
	7,105	60	7,165
	19,938	237	20,175

During 2025, new ordinary bonds in euro were issued by Eni SpA for a nominal value of €851 million.

As of December 31, 2025, Eni SpA had in place sustainability-linked bonds for a total nominal value of €3,750 million. In case the Company misses those targets, a step-up mechanism will be applied, providing for a marginal increase in the interest rate.

As of December 31, 2025, nominal value of ordinary bonds maturing within 18 months amounted to €3,500 million.

Information relating to the senior unsecured sustainability-linked convertible bonds is as follows:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate (%)
Issuing entity
Eni SpA - Convertible senior unsecured sustainability-linked bonds	1,000	27	1,027	EUR	2030	2.950
of which financial liabilities	920	28	948	EUR
of which equity	80	(1)	79	EUR

As of December 31, 2025, Eni SpA had in place a sustainability-linked senior unsecured convertible bond with an aggregate nominal amount of €1,000 million. The bonds will be convertible into Eni existing ordinary shares bought under the share buyback program approved by the Shareholders’ Meeting held on May 10, 2023. The bonds will mature in 7 years. The conversion price is €17.5513.

Sustainability-linked bonds and sustainability-linked convertible bonds are indexed to the achievement of sustainability targets related to the Net Carbon Footprint of the Upstream (Scope 1 and 2) and renewable energy installed capacity. In case the Company fails to reach each of the agreed targets, a step-up adjustment to the interest rates of the underlying financing is due to be applied.

The following table provides a breakdown by currency of finance debt and the related weighted average interest rates:

	December 31, 2025				December 31, 2024
	Short-term debt (€ million)	Weighted average rate (%)	Long-term debt and current portion of long-term debt (€ million)	Weighted average rate (%)	Short-term debt (€ million)	Weighted average rate (%)	Long-term debt and current portion of long-term debt (€ million)	Weighted average rate (%)
Euro	4,449	2.1	16,959	2.5	3,518	3.0	19,547	2.5
U.S. dollar	437	3.0	6,612	4.9	707	4.8	6,603	5.3
Other currencies	43	1.7	2	2.7	13	2.2	2	2.7
	4,929		23,573		4,238		26,152

As of December 31, 2025, Eni retained committed borrowing facilities of €9,012 million (€9,001 million at December 31, 2024), of which €9,000 undrawn. Those facilities bore interest rates reflecting prevailing conditions in the marketplace.

As of December 31, 2025, Eni was in compliance with covenants and other contractual provisions in relation to borrowing facilities.

Fair value of long-term debt, including the current portion of long-term debt is described below:

(€ million)	December 31, 2025	December 31, 2024
Ordinary bonds and sustainability-linked bonds	20,119	21,026
Convertible sustainability-linked bonds	1,071	973
Banks	1,608	1,143
Other financial institutions	852	1,689
	23,650	24,831

Fair value of finance debts was calculated by discounting the expected future cash flows at discount rates ranging from 1.9% to 4.8% (1.7% and 4.8% at December 31, 2024).

Because of the short-term maturity and conditions of remuneration of short-term debt, the fair value approximated the carrying amount.

Changes in liabilities arising from financing activities

(€ million)	Long-term debt and current portion of long-term debt	Short-term debt	Long-term and current portion of long-term lease liabilities	Total
Carrying amount at December 31, 2024	26,152	4,238	6,453	36,843
Cash flows	(2,279)	(276)	(1,250)	(3,805)
Currency translation differences	(586)	201	(484)	(869)
Changes in the scope of consolidation	470	4		474
Other non-monetary changes	(184)	762	981	1,559
Carrying amount at December 31, 2025	23,573	4,929	5,700	34,202
Carrying amount at December 31, 2023	24,637	4,092	5,336	34,065
Cash flows	(1,232)	(61)	(1,205)	(2,498)
Currency translation differences	232	(303)	247	176
Changes in the scope of consolidation	855	12	50	917
Other non-monetary changes	1,660	498	2,025	4,183
Carrying amount at December 31, 2024	26,152	4,238	6,453	36,843

Changes in the scope of consolidation related to the acquisition of Plenitude Production France SAS for €762 million and the loss of control of Eni CCUS Holding Ltd for €298 million.

Other non-monetary changes include €1,442 million of trade payables on which payment term extensions have been negotiated, resulting in the classification of the debt as financial, lease liabilities assumptions for €1,150 million and, as a decrease, €762 the reclassification to assets held for sale of Plenitude Production France SAS.

Lease liabilities are described in note 13 – Right-of-use assets and lease liabilities.

Transactions with related parties are described in note 36 – Transactions with related parties.

20 Information on net borrowings

(€ million)		December 31, 2025	December 31, 2024
A.	Cash	2,796	3,367
B.	Cash equivalents	5,304	4,816
C.	Other current financial assets	10,700	7,881
D.	Liquidity (A+B+C)	18,800	16,064
E.	Current financial debt	7,258	6,942
F.	Current portion of non-current financial debt	2,368	3,157
G.	Current financial indebtedness (E+F)	9,626	10,099
H.	Net current financial indebtedness (G-D)	(9,174)	(5,965)
I.	Non-current financial debt	5,782	6,175
J.	Debt instruments	18,756	20,527
K.	Non‐current trade and other payables
L.	Non-current financial indebtedness (I+J+K)	24,538	26,702
M.	Total financial indebtedness (H+L)	15,364	20,737

Net borrowings did not include €136 million of non-current financing receivables (€2,109 million at December 31, 2024).

Other current financial assets include: (i) financial assets at fair value through profit or loss, disclosed in note 7 – Financial assets at fair value through profit or loss; (ii) financing receivables, disclosed in note 17 – Other financial assets.

Current and non-current debts are disclosed in note 19 – Finance debts.

Debt instruments included €38 million (€42 million at December 31, 2024) of positive fair value hedge derivative contracts entered to hedge fixed rate bonds.

Current portion of non-current financial debt and non-current financial debt include lease liabilities of €1,263 million and €4,437 million (€1,279 million and €5,174 million at December 31, 2024, respectively). More information on lease liabilities is reported in note 13 – Right-of-use assets and lease liabilities.

21 Provisions

(€ million)	Provisions for site restoration, abandonment and social projects	Environmental provisions	Provisions for litigations	Provisions for taxes other than income taxes	Loss adjustments and actuarial provisions for Eni's insurance companies	Provisions for losses on investments	Provisions for EVEREN insurance coverage	Other	Total
Carrying amount at December 31, 2024	9,712	3,700	594	158	229	234	86	1,061	15,774
New or increased provisions	135	641	353	19	89	6	23	404	1,670
Initial recognition and changes in estimates	279								279
Accretion discount	290	(40)							250
Reversal of utilized provisions	(824)	(671)	(175)	(18)	(132)		(1)	(135)	(1,956)
Reversal of unutilized provisions	(144)	(42)	(85)			(5)	(1)	(238)	(515)
Currency translation differences	(554)	(4)	(36)	(8)		(5)	(1)	(17)	(625)
Other changes	(272)	(42)	26	22	2	7	(7)	(33)	(297)
Carrying amount at December 31, 2025	8,622	3,542	677	173	188	237	99	1,042	14,580

Provisions for site restoration, abandonment and social projects mainly comprised: (i) for €7,557 million the present value of the estimated costs that the Company expects to incur for dismantling oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, site clean-up and environmental restoration; (ii) for €507 million the estimated costs for social projects in the Exploration & Production segment, relating for €230 million to the estimated costs for social projects as part of the commitments between Eni SpA and the Basilicata region in relation to the oil development program in the Val d’Agri concession area; (iii) for €442 million the estimate for decommissioning and dismantling costs of refining plants for which there are no prospects of economic reuse or reconversion into transition processes, in the current market context, as well as fuel distribution outlets.

In 2025, increases in the decommissioning provisions related to: (i) the revision of cost estimates relating to depleted oil & gas assets, whose book value has been completely written-down for €79 million; (ii) cost estimates for dismantling and removing refining plants and fuel distribution for €55 million for which management has assessed the absence of economic prospectives in the current market context. Reversal of unutilized provisions mainly concerned a downstream plant in Italy for which negotiations are underway for the sale to third parties.

Initial recognition and changes in cost estimates include the updated estimates of site decommissioning and restoration costs (primarily in Italy and Algeria) partly offset by an increased yield curve for the euro. The effect of the accretion of discount recognized through profit and loss was determined based on discount rates ranging from 1.7% to 5.6% (from 1.8% to 5.3% at December 31, 2024). Utilizations of the decommissioning provision mainly related to advance in decommissioning activities in Italy for €253 million, in the United Kingdom for €243 million and in Libya for €111 million. Other changes included the reclassification to liabilities directly associated with assets held for sale of the Exploration & Production segment for €231 million. Main expenditures associated with decommissioning operations are expected to be incurred over a fifty-year period, with utilizations essentially starting after 12 months. Further information on the uncertainty relating to the estimation of the times of dismantling and restoration of hydrocarbon extraction plants is reported in note 15 - Impairments of tangible and intangible assets and right-of-use assets. Sensitivity of outcomes to decarbonization scenarios.

Provisions for environmental risks included the estimated costs for environmental clean-up and remediation of soil and groundwater in areas owned or under concession where the Group performed in the past industrial operations that were progressively divested, shut down, dismantled or restructured. The provision was accrued because at the balance sheet date there is a legal or constructive obligation for Eni to carry out environmental clean-up and remediation and the expected costs can be estimated reliably. The provision included the expected charges associated with strict liability related to obligations of cleaning up and remediating polluted areas that met the parameters set by law at the time when the pollution occurred but to date are no more in compliance with current environmental laws and regulations, or because Eni assumed the liability borne by other operators at the time of acquisition or otherwise took over the site operations. The prerequisite for the recognition of these environmental costs is the evaluation of the probability of their being incurred and the possibility of estimating them reliably. Provisions related: (i) for €294 million to remediation activities at brownfield sites in Italy and costs related to groundwater cleanups; (ii) for €191 million to refining plants, storage sites, fuel distribution outlets and oil pipelines; (iii) for €78 million to remediation activities at petrochemical plants. Reversal of utilized provisions related to the progress of environmental remediation and restoration operations. At December 31, 2025, environmental provisions related to Eni Rewind SpA for €2,251 million and to the Refining and Chemical segment for €750 million.

Litigation provisions comprised expected liabilities associated with legal proceedings and other matters arising from contractual claims, including arbitrations, fines and penalties due to antitrust proceedings and administrative matters. The provision was allocated on the basis of the best estimate of the existing liability at the balance sheet date and referred to the Exploration & Production segment for €282 million. The provision also included the estimate provisions in certain antitrust proceedings.

Provisions for uncertain tax matters related to the estimated losses that the Company expects to incur to settle tax litigations and tax claims pending with tax authorities in relation to uncertainties in applying rules in force and referred to the Exploration & Production segment for €142 million. In particular, charges mainly relate to the dispute regarding the taxation of Italian local administrations on Eni offshore platforms located in common territorial waters.

Loss adjustments and actuarial provisions of Eni’s insurance company Eni Insurance SpA represented the estimated liabilities accrued on the basis for third party claims. Against such liability were recorded receivables for €34 million towards insurance companies for reinsurance contracts.

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

Other provisions mainly related to claims, contingencies and commercial renegotiations as part of the ordinary course of the business. Those provisions were outstanding mainly in the Global Gas & LNG Portfolio and Enilive business lines.

Based on the outlay forecasts in relation to the progress of the restoration and decommissioning activities of depleted oil assets, the short-term portion of the risk provisions amounts to approximately €1.7 billion.

22 Provisions for employee benefits

(€ million)	December 31, 2025	December 31, 2024
Italian defined benefit plans	143	151
Foreign defined benefit plans	89	108
FISDE, foreign medical plans and other	112	112
Defined benefit plans	344	371
Other benefit plans	252	310
Provision for employee benefits	596	681

The liability relating to Eni's commitment to cover the healthcare costs of personnel is determined, among other things, based on the contributions paid by the Company.

Other employee benefit plans related to deferred monetary incentive plans for €139 million (€134 million at December 31, 2024), expansion contracts for €51 million (€86 million at December 31, 2024), isopensione plans (a post-retirement benefit plan applicable to a specific category of employees) of Eni Plenitude SpA for €28 million (€47 million at December 31, 2024), Jubilee Awards for €18 million (€25 million at December 31, 2024) and other long-term plans for €16 million (€18 million at December 31, 2024).

Present value of employee benefits, estimated by applying actuarial techniques, consisted of the following:

	2025						2024
(€ million)	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Defined benefit plans	Other benefit plans	Total	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Defined benefit plans	Other benefit plans	Total
Present value of benefit liabilities at beginning of year	151	369	112	632	310	942	156	380	118	654	353	1,007
Current service cost	1	6	2	9	57	66	1	12	2	15	56	71
Interest cost	5	17	3	25	8	33	5	18	4	27	11	38
Remeasurements:	(4)	7	(2)	1	(8)	(7)	(1)	(22)	(2)	(25)	1	(24)
- actuarial (gains) losses due to changes in demographic assumptions		(7)		(7)		(7)		(1)		(1)		(1)
- actuarial (gains) losses due to changes in financial assumptions	(1)		(1)	(2)	(3)	(5)		(22)		(22)	5	(17)
- experience (gains) losses	(3)	14	(1)	10	(5)	5	(1)	1	(2)	(2)	(4)	(6)
Past service cost and (gain) loss on settlements		1	5	6	(9)	(3)		9		9	3	12
Plan contributions:		1		1		1		2		2		2
- employee contributions		1		1		1		2		2		2
Benefits paid	(11)	(31)	(8)	(50)	(105)	(155)	(10)	(85)	(8)	(103)	(113)	(216)
Reclassification to liabilities directly associated with assets held for sale		(16)		(16)	(1)	(17)
Currency translation differences and other changes	1	(7)		(6)		(6)		55	(2)	53	(1)	52
Present value of benefit liabilities at end of year (a)	143	347	112	602	252	854	151	369	112	632	310	942
Plan assets at beginning of year		263		263		263		261		261		261
Interest income		18		18		18		14		14		14
Return on plan assets		(8)		(8)		(8)		(17)		(17)		(17)
Administrative fees paid		(1)		(1)		(1)		(1)		(1)		(1)
Plan contributions:		21		21		21		25		25		25
- employee contributions		1		1		1		2		2		2
- employer contributions		20		20		20		23		23		23
Benefits paid		(24)		(24)		(24)		(25)		(25)		(25)
Reclassification to liabilities directly associated with assets held for sale		(1)		(1)		(1)
Currency translation differences and other changes		(8)		(8)		(8)		6		6		6
Plan assets at end of year (b)		260		260		260		263		263		263
Asset ceiling at beginning of year		2		2		2		2		2		2
Change in asset ceiling
Asset ceiling at end of year (c)		2		2		2		2		2		2
Net liability recognized at end of year (a-b+c)	143	89	112	344	252	596	151	108	112	371	310	681

Costs charged to the profit and loss account, valued using actuarial assumptions, consisted of the following:

(€ million)	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Defined benefit plans	Other benefit plans	Total
2025
Current service cost	1	6	2	9	57	66
Past service cost and (gains) losses on settlements		1	5	6	(9)	(3)
Interest cost (income), net:
- interest cost on liabilities	5	17	3	25	8	33
- interest income on plan assets		(18)		(18)		(18)
Total interest cost (income), net	5	(1)	3	7	8	15
- of which recognized in Payroll and related cost					8	8
- of which recognized in Financial income (expense)	5	(1)	3	7		7
Remeasurements for long-term plans					(8)	(8)
Administrative fees paid		1		1		1
Total	6	7	10	23	48	71
- of which recognized in Payroll and related cost	1	8	7	16	48	64
- of which recognized in Financial income (expense)	5	(1)	3	7		7
2024
Current service cost	1	12	2	15	56	71
Past service cost and (gains) losses on settlements		9		9	3	12
Interest cost (income), net:
- interest cost on liabilities	5	18	4	27	11	38
- interest income on plan assets		(14)		(14)		(14)
Total interest cost (income), net	5	4	4	13	11	24
- of which recognized in Payroll and related cost					11	11
- of which recognized in Financial income (expense)	5	4	4	13		13
Remeasurements for long-term plans					1	1
Administrative fees paid		1		1		1
Total	6	26	6	38	71	109
- of which recognized in Payroll and related cost	1	22	2	25	71	96
- of which recognized in Financial income (expense)	5	4	4	13		13

Costs of defined benefit plans recognized in other comprehensive income consisted of the following:

	2025				2024
(€ million)	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Total	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Total
Actuarial (gain)/loss due to changes in demographic assumptions		(7)		(7)		(1)		(1)
Actuarial (gain)/loss due to changes in financial assumptions	(1)		(1)	(2)		(22)		(22)
Experience (gain)/loss	(3)	14	(1)	10	(1)	1	(2)	(2)
Return on plan assets		8		8		17		17
Changes in asset ceiling
Remeasurements	(4)	15	(2)	9	(1)	(5)	(2)	(8)

Plan assets consisted of the following:

(€ million)	Cash and cash equivalents	Equity securities	Debt securities	Real estate	Derivatives	Investment funds	Assets held by insurance companies	Other	Total
December 31, 2025
Plan assets with a quoted market price:
- with a quoted market price	9	24	126	11	41		4	15	230
- without a quoted market price							30		30
	9	24	126	11	41		34	15	260
December 31, 2024
Plan assets with a quoted market price:
- with a quoted market price	4	25	125	11	43	1	32	19	260
- without a quoted market price							3		3
	4	25	125	11	43	1	35	19	263

The main actuarial assumptions used in the measurement of the liabilities at year-end and in the estimate of costs expected for the following year consisted of:

		Italian defined benefit plans	Foreign defined benefit plans			FISDE, foreign medical plans and other	Other benefit plans
2025
Discount rate	(%)	3.2	1.3	-	20.5	3.2	2.4	-	3.2
Rate of compensation increase	(%)	3.0	2.0	-	19.7
Rate of price inflation	(%)	2.0	1.0	-	14.0	2.0			2.0
Life expectations on retirement at age 65	(years)		14	-	24	24
2024
Discount rate	(%)	3.1	1.1	-	26.1	3.1	2.8	-	3.1
Rate of compensation increase	(%)	3.0	2.0	-	15.0
Rate of price inflation	(%)	2.0	1.0	-	14.0	2.0			2.0
Life expectations on retirement at age 65	(years)		14	-	24	24

The following is an analysis by geographical area related to the main actuarial assumptions used in the valuation of the principal foreign defined benefit plans:

		Euro area			Rest of Europe			Africa			Other areas	Foreign defined benefit plans
2025
Discount rate	(%)	3.4	-	4.2	1.3	-	5.5	4.0	-	20.5		1.3	-	20.5
Rate of compensation increase	(%)	2.0	-	3.4			2.8	5.0	-	19.7		2.0	-	19.7
Rate of price inflation	(%)			2.0	1.0	-	3.1	3.0	-	14.0		1.0	-	14.0
Life expectations on retirement at age 65	(years)	21	-	23	22	-	24	14	-	18		14	-	24
2024
Discount rate	(%)	3.2	-	3.6	1.1	-	5.5	3.3	-	26.1	7.1	1.1	-	26.1
Rate of compensation increase	(%)	2.0	-	3.4			2.8	5.0	-	15.0	5.0	2.0	-	15.0
Rate of price inflation	(%)			2.0	1.0	-	3.5	3.0	-	14.0	3.5	1.0	-	14.0
Life expectations on retirement at age 65	(years)	21	-	23	23	-	24	14	-	18		14	-	24

The effects of a possible change in the main actuarial assumptions at the end of the year are not material.

The contributions expected to be paid for employee benefit plans in the next year amounted to €130 million, of which €40 million related to defined benefit plans.

The following is an analysis by maturity date of the liabilities for employee benefit plans and their relative weighted-average duration:

(€ million)	Italian defined benefit plans	Foreign defined benefit plans	FISDE, foreign medical plans and other	Other benefit plans
December 31, 2025
2026	18	17	8	90
2027	16	25	8	79
2028	17	19	8	64
2029	18	21	7	5
2030	18	20	7	3
2031 and thereafter	56	245	74	11
Weighted average duration (years)	5.8	12.4	10.9	2.1
December 31, 2024
2025	19	24	8	108
2026	16	26	7	92
2027	16	21	7	80
2028	17	16	7	13
2029	18	19	7	5
2030 and thereafter	65	263	76	12
Weighted average duration (years)	6.1	13.1	11.3	2.1

23 Deferred tax assets and liabilities

(€ million)	December 31, 2025	December 31, 2024
Deferred tax liabilities before offsetting	6,937	8,724
Deferred tax assets available for offset	(2,132)	(3,143)
Deferred tax liabilities	4,805	5,581
Deferred tax assets before offsetting (net of accumulated write-down provisions)	8,848	9,465
Deferred tax liabilities available for offset	(2,132)	(3,143)
Deferred tax assets	6,716	6,322

The most significant temporary differences giving rise to net deferred tax assets and liabilities are disclosed below:

(€ million)	December 31, 2025	December 31, 2024
Deferred tax liabilities
Accelerated tax depreciation	4,875	5,755
Leasing	297	354
Site restoration and abandonment (tangible assets)	269	368
Difference between the fair value and the carrying amount of assets acquired	108	858
Derivative financial instruments	80	44
Application of the weighted average cost method in evaluation of inventories	20	20
Other	1,288	1,325
	6,937	8,724
Deferred tax assets
Carry-forward tax losses	(4,746)	(5,018)
Site restoration and abandonment (provisions for contingencies)	(1,953)	(2,148)
Timing differences on depreciation and amortization	(1,738)	(1,847)
Accruals for impairment losses and provisions for contingencies	(1,329)	(1,432)
Asset Impairment losses	(1,378)	(1,320)
Derivative financial instruments	(104)	(352)
Leasing	(268)	(338)
Employee benefits	(134)	(151)
Over/Under lifting	(89)	(120)
Unrealized intercompany profits	(71)	(77)
Other	(1,193)	(1,313)
	(13,003)	(14,116)
Accumulated write-downs of deferred tax assets	4,155	4,651
Deferred tax assets, net of accumulated write-downs	(8,848)	(9,465)

The following table summarizes the changes in deferred tax liabilities and assets:

(€ million)	Deferred tax liabilities before offsetting	Deferred tax assets before offsetting, gross	Accumulated write-downs of deferred tax assets	Deferred tax assets before offsetting net of accumulated write-down provisions
At December 31, 2024	8,724	(14,116)	4,651	(9,465)
Additions	506	(2,628)	528	(2,100)
Deductions	(600)	1,469	(60)	1,409
Changes with effect to OCI	77	173		173
Currency translation differences	(897)	679	(245)	434
Change in scope of consolidation	1	3		3
Other changes	(874)	1,417	(719)	698
At December 31, 2025	6,937	(13,003)	4,155	(8,848)
At December 31, 2023	8,461	(13,909)	5,668	(8,241)
Additions	946	(1,862)	457	(1,405)
Deductions	(1,042)	2,176	(1,663)	513
Changes with effect to OCI	(351)	92		92
Currency translation differences	484	(384)	121	(263)
Change in scope of consolidation	193	156	(168)	(12)
Other changes	33	(385)	236	(149)
At December 31, 2024	8,724	(14,116)	4,651	(9,465)

Carry-forward tax losses amounted to €18,575 million, of which €15,432 million can be carried forward indefinitely. Carry-forward tax losses were €10,841 million at Italian subsidiaries and €7,734 million at foreign subsidiaries. Deferred tax assets gross of accumulated write-downs recognized on these losses amounted to €2,602million and €2,144 million, respectively.

The Italian tax law allows the carry-forward of tax losses indefinitely. Foreign tax laws generally allow the carry-forward of tax losses over a period longer than five years, and in many cases, indefinitely. A tax rate of 24% was applied to tax losses of Italian subsidiaries to determine the portion of the carry-forwards tax losses. The corresponding average rate for foreign subsidiaries was 27.7%.

Accumulated write-downs of deferred tax assets related to Italian companies for €2,134 million and non-Italian companies for €2,021 million.

Taxes are also described in note 33 – Income taxes.

24 Derivative financial instruments and hedge accounting

	December 31, 2025			December 31, 2024
(€ million)	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
Non-hedging derivatives
Derivatives on interest rate
- Interest rate swap	41	18	2	20	27	2
- Other	1		2
	42	18		20	27
Derivatives on exchange rate
- Currency swap	26	72	2	233	33	2
- Interest currency swap	5	2	2		125	2
- Outright		11	2	3	24	2
	31	85		236	182
Derivatives on commodities
- Over the counter	633	767	2	632	923	2
- Future	816	999	1	1,429	1,538	1
- Options	11	22	1	61	111	2
- Other	6		2		8	2
	1,466	1,788		2,122	2,580
	1,539	1,891		2,378	2,789
Fair value hedge derivatives
Derivatives on interest rate
- Interest rate swap	38		2	42		2
	38			42
Derivatives on exchange rate
- Outright				2		1
				2
	38			44
Cash flow hedge derivatives
Derivatives on commodities
- Over the counter	167		2	20	335	2
- Future	256	89	1	28	421	1
- Other	5	105	2
	428	194		48	756
	428	194		48	756
Options
- Other options		21	2		37	2
		21			37
Gross amount	2,005	2,106		2,470	3,582
Offsetting	(1,133)	(1,133)		(1,508)	(1,508)
Net amount	872	973		962	2,074
- current	791	827		874	1,921
- non-current	81	146		88	153

Eni is exposed to market risk, which is the risk that changes in prices of energy commodities, exchange rates and interest rates could reduce the future cash flows of highly probable future transactions or the fair value of the assets. Eni enters into financial and commodities derivatives traded on organized markets (like MTF and OTF) and into commodities derivatives traded over the counter (swaps, forward, contracts for differences and options on commodities) to reduce the market risk, currencies or interest rates and, to a limited extent in compliance with internal authorization thresholds, with speculative purposes to profit from expected market trends.

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

Fair-valued cash flow hedges mainly related to commodity hedges and were entered into by the Global Gas & LNG Portfolio business line to hedge variability in future cash flows associated with highly probable future trade transactions or on already contracted trades due to different indexation mechanisms of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. The existence of a relationship between the hedged item and the hedging derivative is checked at inception to verify eligibility for hedge accounting by observing the offset in changes of the fair values at both the underlying commodity and the derivative. The hedging relationship is also stress-tested against the level of credit risk of the counterparty in the derivative transaction. The hedge ratio is defined consistently with the Company’s risk management objectives, under a defined risk management strategy. The hedging relationship is discontinued when it ceases to meet the qualifying criteria and the risk management objectives on the basis of which hedge accounting has initially been applied.

The effects of the measurement at fair value of cash flow hedge derivatives are given in note 26 – Equity. Information on hedged risks, the hedging policies are disclosed in note 28 – Guarantees, commitments and risks - Risk factors.

In 2025, the exposure to the exchange rate risk deriving from securities denominated in U.S. dollars included in the strategic liquidity portfolio amounting to €2,326 million was hedged by using, in a fair value hedge relationship, positive exchange differences for €262 million resulting on a portion of bonds denominated in U.S. dollars amounting to €2,010 million.

The offsetting of financial derivatives primarily related to Eni Global Energy Markets SpA and Eni Trade & Biofuels SpA.

During 2025, there were no transfers between the different hierarchy levels of fair value.

Hedging derivative instruments are disclosed below:

	December 31, 2025			December 31, 2024
(€ million)	Nominal amount of the hedging instrument	Change in fair value (effective hedge)	Change in fair value (ineffective hedge)	Nominal amount of the hedging instrument	Change in fair value (effective hedge)	Change in fair value (ineffective hedge)
Cash flow hedge derivatives
Derivatives on commodity
- Over the counter	1,506	448	2	1,753	(524)	13
- Future	3,472	184	1	3,375	(499)	13
	4,978	632	3	5,128	(1,023)	26
Other cash flow hedge derivatives
- Other				348	(12)
				348	(12)
	4,978	632	3	5,476	(1,035)	26
Fair value hedge derivatives
Derivatives on interest rate
- Interest rate swap	1,962	(4)		1,981	42	1
	1,962	(4)		1,981	42	1
Derivatives on exchange rate
- Outright				43	2
				43	2
	1,962	(4)		2,024	44	1

The breakdown of the underlying asset or liability by type of risk hedged under cash flow hedge and fair value hedge is provided below:

	December 31, 2025			December 31, 2024
(€ million)	Change of the underlying item used for the calculation of hedging ineffectiveness	CFH reserve	Reclassification adjustments	Change of the underlying item used for the calculation of hedging ineffectiveness	CFH reserve	Reclassification adjustments
Cash flow hedge derivatives
Commodity price risk
- Planned sales	(600)	10	(233)	1,023	(850)	(123)

Other cash flow hedge derivatives
- hedged flows	(26)	24		12	(12)

	December 31, 2025			December 31, 2024
(€ million)	Nominal amount of the underlying item	Cumulative changes of the underlying item	Changes of the underlying item	Nominal amount of the underlying item	Cumulative changes of the underlying item	Changes of the underlying item
Fair value hedge derivatives
Derivatives on interest rate
- Financial liabilities	2,008	39	(5)	2,066	44	44

Derivatives on exchange rate
- Investments				43	(2)	(2)

More information is reported in note 28 — Guarantees, Commitments and Risks — Financial risks.

Effects recognized in other operating profit (loss)

Other operating profit (loss) related to derivative financial instruments on commodity was as follows:

(€ million)	2025	2024	2023
Net income (loss) on cash flow hedging derivatives	3	26	6
Net income (loss) on other derivatives	638	(378)	472
	641	(352)	478

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

Effects recognized in finance income (loss)

(€ million)	2025	2024	2023
Derivatives on exchange rate	(86)	310	(63)
Derivatives on interest rate	6	(32)	2
	(80)	278	(61)

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

25 Assets held for sale and liabilities directly associated with assets held for sale

As of December 31, 2025, assets held for sale of €8,005 million (€420 million at 31 December, 2024) and directly associated liabilities of €2,026 million (€195 million at 31 December, 2024) mainly concerned oil&gas assets in Indonesia, United Arab Emirates, Congo and Ivory Coast, which book value was aligned to the expected fair value, amounting to €6,924 million and €1,182 million, respectively. More information is provided in note 12 – Property, plant and equipment. The company Plenitude Production France SAS, acquired in December 2025 and comprising assets and liabilities of €1,078 million and €844 million respectively, falls within the category of subsidiaries acquired exclusively for the purpose of sale.

During 2025, assets reclassified as held for sale in the 2024 relating to some oil&gas assets in Congo.

26 Equity

Non-controlling interest

	Profit (Loss)		Equity
(€ million)	2025	2024	December 31, 2025	December 31, 2024
Eni Plenitude Group	6	54	1,816	491
Eni Marine Services SpA			1,701	1,924
Enilive Group	87		860
EniPower Group	64	85	457	446
Others	(7)	1	13	2
	150	140	4,847	2,863

On March 6, 2025, Eni and the private equity fund KKR finalized KKR's investment in a 25% minority stake in its subsidiary Enilive, with total proceeds for Eni of €2,968 million, including a €500 million capital increase. Subsequently, on April 11, 2025, Eni and KKR completed a similar transaction for an additional 5% investment for €601 million. Following the transaction, KKR holds a total stake of 30% of Enilive’s share capital.

On March 31, 2025, Energy Infrastructure Partners (EIP) completed an increase in Plenitude's share capital, reaching a total of 10%. EIP's stake was increased through a capital increase of €209 million, which, taking into account the €588 million paid in March 2024, brings the total investment to approximately €800 million. On November 4, Eni and the private equity fund Ares Capital finalized a 20% minority interest in Plenitude's share capital for €2,003 million.

Minority interests in Eni Marine Services SpA related to perpetual subordinated bonds issued in U.S. dollars to finance a Group’s major capital project in Congo. The perpetual subordinated bonds were recognized among minority interests in consideration of the Group’s unconditional right to avoid transferring cash or other financial assets to the bondholders. The carrying amount at December 31, 2025, was adjusted to the EUR/USD exchange rate, resulting in a decrease of €223 million.

Equity attributable to equity holders of Eni

(€ million)	December 31, 2025	December 31, 2024
Share capital	4,005	4,005
Retained earnings	33,209	32,552
Cumulative currency translation differences	1,936	8,081
Other reserves and equity instruments:
- Perpetual subordinated bonds	5,000	5,000
- Legal reserve	959	959
- Reserve for treasury shares	2,782	2,883
- Reserve for OCI on cash flow hedging derivatives net of tax effect	42	(612)
- Reserve for OCI on defined benefit plans net of tax effect	(94)	(91)
- Reserve for OCI on equity-accounted investments	92	28
- Reserve for OCI on other investments valued at fair value	104	160
- Reserve for convertible bond issue	79	79
Treasury shares	(2,782)	(2,883)
Profit for the year	2,608	2,624
	47,940	52,785

Share capital

As of December 31, 2025, the parent company’s issued share capital consisted of €4,005,358,876 (same amount as of December 31, 2024) represented by 3,146,765,114 ordinary shares without nominal value (3,284,490,525 ordinary shares at December 31, 2024).

On May 14, 2025, Eni’s Shareholders’ Meeting resolved: (i) to distribute available reserves by way of and in place of the payment of the dividend for the year 2025 of €1.05 per share in four tranches, in September 2025 (€0.26 per share), November 2025 (€0.26 per share), March 2026 (€0.26 per share) and May 2026 (€0.27 per share); (ii) to authorize the Board of Directors pursuant to and for the purposes of Art. 2357 of the Italian Civil Code to proceed with the purchase of shares of the Company, in multiple tranches, for a period up to April 30, 2026, in a maximum number of shares to be purchased equal to 315,000,000 ordinary shares for a total outlay of up to €3.5 billion; (iii) to authorize the Board of Directors to cancel up to a maximum of 315,000,000 treasury shares which will eventually be acquired based on the shareholders' authorization of the previous point. In execution of these resolutions, as of December 31, 2025, 102,255,755 treasury shares have been acquired for a total value of €1,520 million.

Cumulative foreign currency translation differences

The cumulative foreign currency translation differences arose from the translation of financial statements denominated in currencies other than euro.

Perpetual subordinated hybrid bonds

The hybrid bonds are governed by the English law and are traded on the regulated market of the Luxembourg Stock Exchange. As of December 31, 2025, hybrid bonds amounted to €5 billion (same amount as at December 31, 2024).

The key characteristics of the hybrid bonds are: (i) an issue of €1.5 billion perpetual 9-year subordinated non-call hybrid notes with a re-offer price of 100% and an annual fixed coupon of 3.375% until the first reset date of October 13, 2029. As from such date, unless it has been redeemed in whole on or before the first reset date, which is the last day for the first optional redemption, the bond will bear interest per annum determined according to the relevant 5-year Euro Mid Swap rate plus an initial spread of 364.1 basis points, increased by additional 25 basis points as from October 13, 2034 and a subsequent increase of additional 75 basis points as from October 13, 2049; (ii) an issue of €1 billion subordinated hybrid perpetual bond with a 6-year non-call period, with a re-offer price at issuance of 100% and an annual coupon of 2% until the first reset date scheduled for May 11, 2027. If the early repayment has not taken place by the first reset date, which coincides with the last early repayment date, this bond pays annual interest equal to the reference five-year Euro Mid Swap rate increased by an initial margin of 220.4 basis points, increased by a further margin of 25 basis points starting from May 11, 2032 and a subsequent increase of a further 75 basis points starting from May 11, 2047; (iii) an issue of €1 billion subordinated hybrid perpetual bond with a 9-year non-call period, with a re-offer price at issuance of 99.607% and an annual coupon of 2.75% until the first reset date scheduled for May 11, 2030. If the early repayment has not taken place by the first reset date, which coincides with the last early repayment date, this bond pays annual interest equal to the reference five-year Euro Mid Swap rate increased by an initial margin of 277.1 basis points, increased by a further margin of 25 basis points starting from May 11, 2035 and a subsequent increase of a further 75 basis points starting from May 11, 2050; (iv) a subordinated hybrid perpetual issue of €900 million, with a re-offer price at issuance of 99.354% and an annual coupon of 4.5% until the first reset date scheduled 6.25 years after issuance (April 21, 2031). If the early repayment has not occurred, the annual coupon will be reset starting from April 21, 2031 and every 5 years thereafter, with a rate equal to the 5-year Euro Mid Swap in effect from time to time plus an initial spread of 208.3 basis points. This spread will be further increased by 25 basis points starting from April 21, 2036 and by a subsequent increase of a further 75 basis points starting from April 21, 2051; (v) a subordinated hybrid perpetual issue of €600 million, with a re-offer price at issuance of 99.114% and an annual coupon of 4.875% until the first reset date scheduled 9.25 years after issuance (April 21, 2034). If the early repayment has not occurred, the annual coupon will be reset starting from April 21, 2034 and every 5 years thereafter, with a rate equal to the 5-year Euro Mid Swap in effect from time to time plus an initial spread of 239.9 basis points. This spread will be further increased by 25 basis points starting from April 21, 2039 and by a subsequent increase of a further 75 basis points starting from April 21, 2054.

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

Reserves for Other Comprehensive Income

	Reserve for OCI on cash flow hedge derivatives			Reserve for OCI on defined benefit plans			Reserve for OCI on equity-accounted investments (*)	Reserve for OCI on investments valued at fair value
(€ million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve
Reserve as of December 31, 2024	(861)	249	(612)	(121)	30	(91)	28	160
Changes of the year	661	(197)	464	(11)	2	(9)	73	(32)
Currency translation differences	3	(1)	2	1	(1)			(19)
Changes in scope of consolidation and non-controlling interest	27	(9)	18	8	(2)	6	(9)	(5)
Reversal to inventories adjustments	5	(1)	4
Reclassification adjustments	233	(67)	166
Reserve as of December 31, 2025	68	(26)	42	(123)	29	(94)	92	104
Reserve as of December 31, 2023	50	(14)	36	(94)	6	(88)	98	98
Changes of the year	(1,034)	299	(735)	8	(4)	4	(70)	62
Currency translation differences				(5)	3	(2)
Changes in scope of consolidation				(30)	25	(5)
Reclassification adjustments	123	(36)	87
Reserve as of December 31, 2024	(861)	249	(612)	(121)	30	(91)	28	160

(*) Reserve for OCI on equity-accounted investments at December 31, 2025 includes €1 million relating to defined benefit plans (same amount as of December 31, 2024)

Treasury shares

A total of 189,083,769 of Eni’s ordinary shares (203,137,967 at December 31, 2024) were held in treasury for a total cost of €2,782 million (€2,883 million at December 31, 2024).

During 2025, 128,453,526 shares were acquired, for a total value of €1,881 million, as part of the completion of the 2024 buy-back plan and the execution of the €1.8 billion 2025 program 84% completed at the balance sheet date, in compliance with the shareholders' authorizations; 137,725,411 treasury shares have been cancelled for a total value of €1,908 million and 1,492,968 treasury shares were assigned free of charge to Eni managers, following the conclusion of the Vesting Period as required by the “Long-Term Monetary Incentive Plan 2020-2022” approved by Eni's Shareholders' Meeting of May 13, 2020 and 3,289,345 treasury shares were assigned free of charge to Eni employees as provided for in the 2024-2026 Employee Stock Ownership Plan approved by the Shareholders’ Meeting on May 15, 2024. The vesting and performance conditions of long-term incentive plans are reported in note 30 – Costs.

Distributable reserves

As of December 31, 2025, equity attributable to Eni included distributable reserves of approximately €38 billion.

Reconciliation of profit and equity of the parent company Eni SpA to the consolidated profit and equity

	Profit		Shareholders’ equity
(€ million)	2025	2024	December 31, 2025	December 31, 2024
As recorded in Eni SpA's Financial Statements	4,429	6,419	50,986	50,735
Excess of net equity stated in the separate accounts of consolidated subsidiaries over the corresponding carrying amounts of the parent company	(1,643)	(2,029)	1,643	4,338
Consolidation adjustments:
- difference between purchase cost and underlying carrying amounts of net equity			153	153
- adjustments to comply with Group accounting policies	(285)	(1,722)	425	1,240
- elimination of unrealized intercompany profits	219	(80)	(301)	(537)
- deferred taxation	38	176	(119)	(281)
	2,758	2,764	52,787	55,648
Non-controlling interest	(150)	(140)	(4,847)	(2,863)
As recorded in Consolidated Financial Statements	2,608	2,624	47,940	52,785

27 Other information

Supplemental cash flow information

(€ million)	2025	2024	2023
Investment in consolidated subsidiaries and businesses
Current assets		486	408
Non-current assets	1,040	3,863	1,985
Net borrowings	(724)	(468)	(91)
Current and non-current liabilities	(82)	(1,825)	(622)
Net effect of investments	234	2,056	1,680
Goodwill		33	25
Fair value of investments held before the acquisition of control		(28)	(271)
Non-controlling interests		(1)	(2)
Purchase price	234	2,060	1,432
less:
Cash and cash equivalents acquired	(38)	(265)	(155)
Consolidated subsidiaries and businesses net of cash and cash equivalent acquired	196	1,795	1,277

Disposal of consolidated subsidiaries and businesses
Current assets	85	802	130
Non-current assets	657	2,695	153
Net borrowings	(322)	101	180
Current and non-current liabilities	(196)	(2,267)	(124)
Net effect of disposals	224	1,331	339
Current value of the stake held for business combinations	(138)	(788)	(580)
Reclassification among other items of OCI			(7)
Gain on disposal of business combinations	45	379	427
Fair value of share capital held after the sale of control	27	118	414
Credits for divestments			(173)
Selling price	158	1,040	420
less:
Cash and cash equivalents sold	(40)	(153)	(25)
Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of before business combination	118	887	395

Investments and disposals in 2025 are disclosed in note 5 – Business combinations and other significant transactions.

Business combinations and other significant transactions

The provisional and definitive price allocation of the net assets acquired in 2024 is shown below:

(€ million)	Plenitude - Renewable energies and retail (Provisional allocation)	Plenitude - Renewable energies and retail (Definitive allocation)	Enilive - Atenoil (Provisional allocation)	Enilive - Atenoil (Definitive allocation)
Current assets	5	5	5	5
Property, plant and equipment	71	71	14	30
Goodwill	5	5	28	23
Other non-current assets	52	52	23	17
Cash and cash equivalent (Net borrowings)	(53)	(53)	(10)	(10)
Current and non-current liabilities	(5)	(5)	(10)	(15)
Net effects of investments	75	75	50	50

Following the definitive allocation of the 2024 business combinations, financial statements were not restated taking into account the immateriality of the changes.

28 Guarantees, commitments and risks

Guarantees

(€ million)	December 31, 2025	December 31, 2024
Associates	6,694	9,063
Joint ventures	1,473	165
Others	634	424
	8,801	9,652

In the ordinary course of business, Eni issues guarantees on behalf of non-consolidated companies (joint ventures or associates) in relation to the fulfillment of contractual obligations, mainly autonomous contracts to guarantee the correct execution of works, participation in tenders and other commitments of companies relating to the Exploration & Production segment, as well as parent company guarantees to banks and financial institutions funding those non-consolidated entities in relation to the execution of capital projects in the interest of the Group. Some guarantees have been issued to governments and State entities with the aim of insuring the counterparty against possible environmental damages or in relation to negligent conducts in the development of oil projects or failure to comply with contractual provisions. In case of guarantees for environmental damages or similar contractual breaches which do not provide a cap, the reported value reflects the management’s best estimate of potential maximum exposure. In case management would be unable to estimate the maximum amount of potential future payments, the adverse event is deemed to have only a remote possibility of occurrence or a negligible impact (as the case of the parent company guarantee issued on behalf of the jointly controlled entity Cardón IV in the event of a default on the supply of equity gas to the national oil company of Venezuela).

The decrease of €851 million was mainly due to the termination of the guarantees issued to banks and to the Mozambican State oil company ENH on behalf of the financing consortium for the development of gas reserves of the Coral discovery (€1,710 million). This decrease was partially offset by the issuance of new guarantees in connection with the sale of 49.99% of CCUS activities in the United Kingdom and the Netherlands to a private equity fund (€1,218 million).

At December 31, 2025, the underlying commitment relating to the guarantees issued was €5,223 million (€5,790 million at December 31, 2024), which takes into account the progress of the activities and the repaid obligations.

Also on the basis of historical experience, management considers reasonably probable that such guarantees will not have significant effects on the economic results and cash flows of the consolidated financial statements.

Commitments and risks

(€ million)	December 31, 2025	December 31, 2024
Commitments	77,006	84,129
Risks	856	1,046
	77,862	85,175

Commitments related to: (i) parent company guarantees that were issued in connection with certain contractual commitments for hydrocarbon exploration and production activities and quantified, based on the capital expenditures to be incurred, to be €72,797 million (€79,858 million at December 31, 2024). The decrease of €7,061 million was mainly due to currency translation differences and the closure of the parent company guarantee relating to Eni RAK BV (€1,924 million); (ii) a parent company guarantee of €3,402 million (€3,849 million at December 31, 2024) issued on behalf of Eni Abu Dhabi Refining & Trading BV following the Share Purchase Agreement to acquire from Abu Dhabi National Oil Company (ADNOC) a 20% equity interest in ADNOC Refining and the set-up of the joint venture ADNOC Global Trading Ltd dedicated to marketing petroleum products. The parent company guarantee will remain in force as long as the shareholding is maintained; (iii) commitments in the Plenitude business line for the purchase of renewable energy projects in Italy and Spain for €560 million (€246 million at December 31, 2024).

Risks related to: (i) assets of third parties under custody of Eni for €610 million (€772 million at December 31, 2024); (ii) contractual assurances given to acquirers of certain divestments and businesses of Eni for €236 million (€264 million at December 31, 2024).

Other commitments and risks

Other commitments include the agreements entered into for forestry initiatives, implemented within the low carbon strategy defined by the Company, concerning the commitments for the purchase until 2038 of carbon credits produced and certified according to international standards by experts specialized in forest conservation programs.

In addition, following the sale of equity investments and businesses or loss of control transactions, Eni is exposed to non-quantifiable risks against certain contingent liabilities deriving from tax, social security contributions, environmental issues and other matters applicable to periods during which such assets were operated by Eni or as result of Eni’s loss of control of formerly consolidated subsidiaries. Eni believes such risks will not have a material adverse effect on Eni’s results of consolidated financial statements.

Regarding take-or-pay supply contracts with Russian state-owned companies (Gazprom and its affiliates), since 2023, Eni has ceased to withdraw natural gas from existing contracts with Gazprom for sale in EU markets due to various commercial disputes between the parties. Eni expects this situation to continue into 2026.

In relation to oil and gas asset sales, including transactions concluded in previous years, decommissioning obligations may revert to the seller if the buyer fails to fulfill these obligations.

Risk factors

The following is the description of financial risks and their management. With reference to the issues related to credit risk, the parameters adopted for the determination of Expected Credit Loss have been updated to take into account the current energy crisis and the impacts associated with the conflicts between Russia and Ukraine and in the Middle East.

As of December 31, 2025, the Company retains liquidity reserves that management deems enough to meet the financial obligations due in the next eighteen months.

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

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected cash flows. The Company actively manages market risk in accordance with the aforementioned guidelines that provide a centralized model of handling finance, treasury and risk management transactions based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department and Banque Eni SA, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, as well as Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA, that are in charge to execute certain activities relating to commodity derivatives. In particular, Eni Corporate finance department manages Eni subsidiaries’ financing requirements, covering funding requirements and using available surpluses and the transactions concerning currencies and financial derivatives different from commodities of Eni, while Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA execute the negotiation of commodity derivatives over the market. Eni SpA, Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA (also through the subsidiary Eni Trading & Shipping Inc) perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF), Organized Trading Facility (OTF), or similar brokerage platforms (i.e. SEF), as well as over the counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter these transactions through Eni Trade & Biofuels SpA, Eni Global Energy Markets SpA and Eni SpA based on the relevant asset class expertise. Eni uses derivative financial instruments to minimize exposure to market risks related to transactional exchange rates and interest rates, as well as to optimize exposure to commodity prices risk considering the currency in which commodities are quoted. Eni monitors that every activity in derivatives classified as risk-reducing is directly or indirectly related to covered industrial assets, to effectively optimize the risk profile to which Eni is exposed or could be exposed. If the result of the monitoring shows those derivatives should not be considered as risk reducing, these derivatives are reclassified in proprietary trading. As proprietary trading is considered separately from the other activities in specific portfolios of Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA, their exposure is subject to specific controls, both in terms of Value at Risk (VaR) and stop loss and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards. The framework defined by Eni’s guidelines provides that the valuation and control of market risk is performed on the basis of maximum tolerable levels of risk exposure defined in terms of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon, and limits of strategy revision, which consist in the triggering of a revision process of the strategy in the event of exceeding the level of profit and loss given and VaR, which measures the maximum potential loss of the portfolio, given a certain confidence level and holding period, assuming adverse changes in market variables and taking into account the correlation among the different positions held in the portfolio. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of VaR, pooling Group companies’ risk positions maximizing, when possible, the benefits of the netting activity. Eni’s calculation and valuation techniques are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni’s Group operating companies minimize such kind of market risks by transferring risk exposure to the parent company finance departments. Eni’s guidelines define rules to manage the commodity price risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of VaR, limits of strategy revision, stop loss and volumes in connection with exposure deriving from commercial activities, as well as exposure deriving from proprietary trading, exclusively managed by Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA. Internal mandates to manage the commodity price risk provide for a mechanism of allocation of the Group’s maximum tolerable risk level to each business unit. In this framework, Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA, in addition to managing risk exposure associated with their own commercial activity and proprietary trading, pool the requests for negotiating commodity derivatives and execute them in the marketplace.

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

Market risk - Exchange rate

Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than euro (mainly U.S. dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rate fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than euro are translated from their functional currency into euro. Generally, an appreciation of U.S. dollar versus euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s risk management objective is to minimize transactional exchange rate risk and optimize economic exchange rate risk associated with commodity price risk. The risk arising from the accrual of operating income in foreign currency or from the conversion of assets and liabilities of subsidiaries, which prepare financial statements in a currency other than euro, except for single transactions to be evaluated on a case-by-case basis.

Effective management of exchange rate risk is performed within Eni’s finance department, which pools Group companies’ positions, offsetting the exposures of opposite sign arising from business activities involved and hedging the residual exposure in the market, maximizing the benefits of the netting activity. To manage the residual exposure, the guidelines admit different derivatives, such as swaps, forwards and options. Such derivatives are evaluated at fair value based on standard market valuation algorithms and market prices provided by specialized public info-providers. The VaR resulting from the centralization of Eni's exchange rate risk positions within the Eni Corporate Finance Structures is calculated on a daily basis according to the parametric approach (variance/covariance), adopting a confidence level of 99% and a 1-day holding period.

Market risk - Interest rate

Changes in interest rates affect the market value of financial assets and liabilities of the Company valued at fair value and the level of finance expense and income.

Eni’s interest rate risk management policy is to minimize the risk in pursuit of the financial structure objectives defined and approved in management’s Financial Plan. Eni’s finance department pools borrowing requirements of the Group companies to manage net positions and fund portfolio developments consistent with the Financial Plan, thereby maintaining a level of risk exposure within prescribed limits. Eni enters interest rate derivative transactions to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value based on market prices provided by specialized sources. VaR deriving from interest rate exposure is measured daily based on a variance/covariance model, with a 99% confidence level and a 1-day holding period.

Market risk - Commodity

Commodity price risk is identified as the possibility that fluctuations in the price of raw materials and basic products produce significant changes in Eni’s operating margins, determining an impact on the economic result such as compromising the targets defined in the four-year plan and in the budget. The commodity price risk arises in connection with the following exposures: (i) strategic exposure: exposures directly identified by the Board of Directors as a result of strategic investment decisions or outside the planning horizon of risk management. These exposures include, for example, exposures associated with the program for the production of oil&gas reserves, long-term gas supply contracts for the portion not balanced by sales contracts (already stipulated or expected), the margin deriving from the chemical transformation process, the refining margin and long-term storage functional to the logistic-industrial activities; (ii) commercial exposure: concerns the exposures related to components underlying the contractual arrangements of industrial and commercial (contracted exposure) activities normally related to the time horizon of the 2026-2030 industrial plan and budget, components not yet under contract but which will be with reasonable certainty (commitment exposure) and the related activities of risk management. Commercial exposures are characterized by a systematic risk management activity conducted based on risk/return assumptions by implementing one or more strategies and subjected to specific risk limits (VaR, revision strategy limits and stop loss). In particular, the commercial exposures include exposures subjected to asset-backed hedging activities, arising from the flexibility/optionality of assets; (iii) proprietary trading exposure: transactions carried out autonomously for speculative purposes in the short term and normally not aimed at delivery with the intention of exploiting favorable price movements, spreads and/or volatility implemented autonomously and carried out regardless of the exposures of the commercial portfolio or physical and contractual assets. They are usually carried out in the short term, not necessarily aimed at the delivery and carried out by using financial or similar instruments in accordance with specific limits of authorized risk (VaR, stop loss). Strategic risk is not subject to systematic activity of management/hedging that is eventually carried out only in case of specific market or business conditions. Because of the extraordinary nature, hedging activities related to strategic risks are delegated to the top management, previously authorized by the Board of Directors. With prior authorization from the Board of Directors, the exposures related to strategic risk can be used in combination with other commercial exposures in order to exploit opportunities for natural compensation between the risks (natural hedge) and consequently reduce the use of financial derivatives (by activating logics of internal market). With regard to exposures of commercial nature, Eni's risk management target is to optimize the "core" activities and preserve the economic/financial results. Eni manages the commodity price risk through the trading units (Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA) and the exposure to commodity prices through Eni’s finance department by using financial derivatives traded on the regulated markets, MTF, OTF and financial derivatives traded over the counter (swaps, forward, contracts for differences and options on commodities) with the underlying commodities being crude oil, gas, refined products, power or emission certificates. Such financial derivatives are valued at fair value based on market prices provided from specialized sources and based on estimates provided by brokers or suitable valuation techniques. VaR deriving from commodity exposure is measured daily based on a historical simulation technique, with a 95% confidence level and a 1-day holding period.

Market risk - Strategic liquidity

Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual investment funds) affect the value of these instruments in case of sale or when they are valued at fair value in the financial statements. The setting up and maintenance of the liquidity reserve are mainly aimed to guarantee proper financial flexibility. Liquidity should allow Eni to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions) and must be dimensioned to provide a coverage of short-term debts and of medium and long-term finance debts due within a time horizon of 24 months. In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of the type of financial instruments that can be invested in, and operational limits, as well as governance guidelines regulating management and control systems. In particular, strategic liquidity management is regulated in terms of VaR (measured based on a parametrical methodology with a one-day holding period and a 99% confidence level), stop loss and other operating limits in terms of concentration, issuing entity, business segment, country of emission, duration, ratings and type of investing instruments in portfolio, aimed to minimize market and liquidity risks. Financial leverage or short selling is not allowed. As of 31 December 2025, the average rating of the Strategic liquidity investment portfolio was A/A-, in line compared to the end of 2024.

The following tables show amounts in terms of VaR, recorded in 2025 (compared with 2024), relating to interest rate and exchange rate risks in the first section and commodity price risk (aggregated by type of exposure). Regarding the management of strategic liquidity, the table reports the sensitivity to changes in the interest rate.

(Value at risk - parametric method variance/covariance; holding period: 1 day; confidence level: 99%)

	2025				2024
(€ million)	High	Low	Average	At year end	High	Low	Average	At year end
Interest rate (a)	10.29	4.45	7.48	4.45	13.03	3.92	5.95	7.50
Exchange rate (a)	7.99	0.07	2.07	0.43	5.47	0.07	1.65	0.69

(a) Value at Risk deriving from interest and exchange rates exposures includes the following finance departments: Eni Corporate Finance Department and Banque Eni SA.

(Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

	2025				2024
(€ million)	High	Low	Average	At year end	High	Low	Average	At year end
Commercial exposures - Management Portfolio (a)	34.93	2.79	16.37	2.79	69.66	6.20	24.10	6.32
Trading (b)	1.34	0.30	0.63	0.37	1.74	0.21	0.53	0.31

(a) Refers to Global Gas & LNG Portfolio business area, Power Generation & Marketing, REVT, Plenitude, Eni Trading & Biofuels, Eni Global Energy Markets (commercial portfolio). VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the Balance Sheet year, including all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, during the year the VaR pertaining to GGP, Power G&M, REVT and Plenitude during the year presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.

(b) Cross-commodity proprietary trading, through financial instruments, refers to Eni Trading & Biofuels SpA and Eni Global Energy Markets SpA and Eni Trading & Shipping Inc.

(Sensitivity - Dollar value of 1 basis point - DVBP)

	2025				2024
(€ million)	High	Low	Average	At year end	High	Low	Average	At year end
Strategic liquidity - € Portfolio	0.64	0.53	0.58	0.54	0.60	0.20	0.40	0.60

(Sensitivity - Dollar value of 1 basis point - DVBP)

	2025				2024
($ million)	High	Low	Average	At year end	High	Low	Average	At year end
Strategic liquidity - US dollar Portfolio	0.18	0.12	0.15	0.16	0.20	0.10	0.10	0.10

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

Credit risk for financial exposures

Regarding credit risk arising from financial counterparties essentially deriving from current and strategic use of liquidity and derivative contracts, Eni has established internal policies providing exposure control and concentration through maximum credit risk limits corresponding to different classes of financial counterparties based on ratings provided for by primary credit rating agencies. Credit risk arising from financial counterparties is managed by Eni’s operating finance departments, Eni Global Energy Markets SpA, Eni Trade & Biofuels SpA and Eni Trading & Shipping Inc specifically for commodity derivatives transactions consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored by each counterpart and by groups to which it belongs, to check exposures against the limits assigned daily and the Expected Credit Loss analysis and the concentration periodically.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available (funding liquidity risk), or the Group is unable to sell its assets in the marketplace (asset liquidity risk). Such a situation would negatively affect Group results, as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. Eni’s risk management targets include the maintaining of an adequate level of financial resources readily available to deal with external shocks (drastic changes in the scenario, restrictions on access to capital markets, etc.) or to ensure an adequate level of operational flexibility for the development projects of the Company. The strategic liquidity reserve is employed in short-term marketable financial assets, favoring investments with a very low risk profile. At present, the Group believes to have access to more than sufficient funding to meet the current foreseeable borrowing requirements due to available cash on hand financial assets and borrowing facilities and the access to a wide range of funding opportunities which can be activated through the credit system and capital markets.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €12.8 billion were drawn as of December 31, 2025.

In 2025, Standard & Poor’s assigned to the Group credit ratings of A- outlook Negative and A-2, respectively, for long and short-term debt; Moody's revised Eni's rating from Baa1 to A3 outlook Stable and assigned a rating of P-2 for short-term debt; Fitch assigned credit ratings A- outlook Stable and F1, respectively for long and short-term debt. Eni’s credit rating is linked, in addition to the Company’s industrial fundamentals and trends in the trading environment, to the Italy’s sovereign rating.

As of December 31, 2025, available committed borrowing facilities amounted to €9 billion.

Expected payments for financial debts, lease liabilities, trade and other payables

The table below summarizes the Group main contractual obligations for finance debt and lease liability repayments, including expected payments for interest charges and liabilities for derivative financial instruments.

	Maturity year
(€ million)	2026	2027	2028	2029	2030	2031 and thereafter	Total
December 31, 2025
Financial liabilities	7,982	2,793	5,492	1,944	2,139	7,908	28,258
Lease liabilities	1,250	751	581	478	434	2,241	5,735
Fair value of derivative instruments	827	41	23	14	12	56	973
	10,059	3,585	6,096	2,436	2,585	10,205	34,966
Interest on finance debt	811	699	595	418	360	2,529	5,412
Interest on lease liabilities	302	244	206	176	150	553	1,631
	1,113	943	801	594	510	3,082	7,043
Financial guarantees	4						4

	Maturity year
(€ million)	2025	2026	2027	2028	2029	2030 and thereafter	Total
December 31, 2024
Financial liabilities	8,370	2,410	2,815	5,568	2,018	8,916	30,097
Lease liabilities	1,261	781	663	572	468	2,688	6,433
Fair value of derivative instruments	1,921	31	6	48	4	64	2,074
	11,552	3,222	3,484	6,188	2,490	11,668	38,604
Interest on finance debt	880	705	661	552	369	2,786	5,953
Interest on lease liabilities	336	284	248	212	184	708	1,972
	1,216	989	909	764	553	3,494	7,925
Financial guarantees	1,106						1,106

Liabilities for leased assets including interest charges for €1,082 million (€925 million at December 31, 2024) pertained to the share of joint operators participating in unincorporated joint operation operated by Eni which will be recovered through a partner-billing process.

The €1,102 million decrease in financial guarantees was due to the termination of independent contracts issued to banks and the Mozambican state oil company ENH on behalf of the consortium of financiers with which the project financing for the development of the Coral discovery's gas reserves was structured.

The table below presents the timing of the expenditures for trade and other payables.

	Maturity year
(€ million)	2026	2027 - 2030	2031 and thereafter	Total
December 31, 2025
Trade payables	13,901			13,901
Other payables and advances	6,360	74	111	6,545
	20,261	74	111	20,446

	Maturity year
(€ million)	2025	2026 - 2029	2030 and thereafter	Total
December 31, 2024
Trade payables	15,170			15,170
Other payables and advances	6,922	59	121	7,102
	22,092	59	121	22,272

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

The Company’s main contractual obligations at the balance sheet date comprise take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. The amounts due were calculated on the basis of the assumptions for gas prices and services included in the 2026-2030 industrial plan approved by the Company’s management and for subsequent years on the basis of management’s long-term assumptions.

The table below summarizes the Group principal contractual obligations for the main existing contractual obligations as of the balance sheet date, shown on an undiscounted basis. Amounts expected to be paid in 2026 for decommissioning oil&gas assets and for remediation activities are based on management’s estimates and do not represent financial obligations at the closing date.

	Maturity year
(€ million)	2026	2027	2028	2029	2030	2031 and thereafter	Total
Decommissioning liabilities (a)	911	748	581	539	565	10,362	13,706
Environmental liabilities	812	563	438	341	319	1,099	3,572
Purchase obligations (b)	16,750	13,397	12,393	11,372	9,068	62,467	125,447
- Gas
. take-or-pay contracts	14,757	12,643	11,756	11,138	8,901	62,230	121,425
. ship-or-pay contracts	632	271	254	225	159	211	1,752
- Other purchase obligations	1,361	483	383	9	8	26	2,270
Other obligations	6	15					21
- Memorandum of intent - Val d’Agri	6	15					21
Total (c)	18,479	14,723	13,412	12,252	9,952	73,928	142,746

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

(c) Expected payments under contractual obligations comprise obligations for site abandonment and restoration costs directly associated with assets held for sale for €404 million.

Capital investment and capital expenditure commitments

In the 2026-2030 industrial plan, Eni expects investments and capital expenditures of €29 billion. The table below summarizes Eni’s full-life capital expenditure commitments for property, plant and equipment and capital projects at the closing date. A project is considered to be committed when it has received the appropriate level of internal management approval and for which procurement contracts have usually already been awarded or are being awarded.

The amounts shown in the table below include committed expenditures to execute certain environmental projects.

	Maturity year
(€ million)	2026	2027	2028	2029	2030	2031 and thereafter	Total
Committed projects	6,250	4,847	3,932	2,871	1,984	304	20,188

23 Contractual obligations related to employee benefits are indicated in note 22 - Provisions for employee benefits.

Other information about financial instruments

	2025			2024
	Carrying amount	Income (expense) recognized in		Carrying amount	Income (expense) recognized in
(€ million)		Profit and loss account	OCI		Profit and loss account	OCI
Financial instruments at fair value with effects recognized in profit and loss account
Financial assets at fair value through profit or loss (a)	6,991	235		6,797	388
Non-hedging and trading derivatives (b)	(18)	559		(1,119)	(73)
Other investments valued at fair value (c)	1,329	242	(30)	1,395	227	62
Receivables and payables and other assets/liabilities valued at amortized cost
Trade receivables and other (d)	13,216	(18)		17,753	(106)
Financing receivables (e)	4,756	(49)		4,238	233
Securities (a)	63	1		62	1
Trade payables and other (a)	20,446			22,273	(153)
Financing payables (f)	28,502	(296)		30,390	(1,176)
Net assets (liabilities) for hedging derivatives (g)	(83)	(262)	865	7	(95)	(912)

(a) Income or expense were recognized in the profit and loss account within "Finance income (expense)".

(b) In the profit and loss account, economic effects were recognized as income within "Other operating income (loss)" for €641 million (loss for €352 million in 2024) and in the "Finance income (expense)".

(c) Income or expense were recognized in the profit and loss account within "Income (expense) from investments - Dividends".

(d) Income or expense were recognized in the profit and loss account as net impairments within "Net (impairments) reversals of trade and other receivables" for €11 million (net impairments for €168 million in 2024) and as expense within "Finance income (expense)" for €7 million (income for €62 million in 2024), including interest income calculated on the basis of the effective interest rate of €26 million (interest income for €27 million in 2024).

(e) In the profit and loss account, income or expense were recognized as income within "Finance income (expense)", including interest income calculated on the basis of the effective interest rate of €222 million (interest income for €175 million in 2024) and net reversals for €1 million (net impairments for €22 million in 2024).

(f) In the profit and loss account, income or expense were recognized as expense within "Finance income (expense)", including interest expense calculated on the basis of the effective interest rate of €861 million (interest expense for €897 million in 2024).

(g) In the profit and loss account, income or expense were recognized within "Sales from operations", "Purchase, services and other" and “Finance income (expense)".

Disclosures about the offsetting of financial instruments

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
December 31, 2025
Financial assets
Trade and other receivables	17,017	4,581	12,436
Other current assets	5,076	1,133	3,943
Other non-current assets	2,852	13	2,839
Financial liabilities
Trade and other liabilities	24,842	4,581	20,261
Other current liabilities	5,172	1,133	4,039
Other non-current liabilities	3,403	13	3,390
December 31, 2024
Financial assets
Trade and other receivables	21,330	4,429	16,901
Other current assets	5,182	1,520	3,662
Other non-current assets	4,012	1	4,011
Financial liabilities
Trade and other liabilities	26,521	4,429	22,092
Other current liabilities	6,569	1,520	5,049
Other non-current liabilities	4,450	1	4,449

The offsetting of financial assets and liabilities related to: (i) receivables and payables pertaining to the Exploration & Production segment towards State entities for €4,581 million (€4,429 million at December 31, 2024); (ii) other current and non-current assets and liabilities for derivative financial instruments of €1,133 million (€1,508 million at December 31, 2024) and other assets and liabilities for €13 million (same amount as of December 31, 2024).

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

In addition to proceedings arising in the ordinary course of business referred to above, Eni is party to other proceedings, and a description of the most significant proceedings currently pending is provided in the following paragraphs. Generally, and unless otherwise indicated, these legal proceedings have not been provisioned because Eni has not determined that a negative outcome is probable or because the amount of the provision cannot be estimated reliably.

1. Environment, health and safety

1.1 Criminal proceedings in the matters of environment, health and safety

(i) Eni Rewind SpA – Illegal landfill in Minciaredda area – Porto Torres site. In 2015, the Public Prosecutor of Sassari initiated a criminal case for alleged crimes of unauthorized landfill management and environmental disaster concerning the landfill area, near the western border of the Porto Torres site (Minciaredda area), managed by Eni Rewind which was charged of being liable pursuant to Legislative Decree No. 231/01. This decree states the responsibility of legal entities for the crimes committed by their employees acting on behalf of them. The remediation and clean-up plan of the site filed by Eni Rewind was granted the necessary administrative authorization in July 2018. Upon conclusion of the investigations, the judge of the preliminary hearing resolved that natural persons allegedly liable of environmental crimes and the legal entity would stand trial. The court also resolved that Eni Rewind would be sued for civil liability. The region of Sardegna and other territorial administrations and NGOs were admitted in the proceeding as civil plaintiffs. Subsequently, Eni Rewind was acquitted due to the inability to proceed with the action against it pursuant to Legislative Decree No. 231/01 and definitively excluded from the criminal trial.

In the context of the criminal proceedings against the managers of Eni Rewind, however, on November 13, 2022, the Court of Sassari pronounced an acquittal sentence for the non-existence of the crime of illegal waste and for not having committed the crime of environmental disaster.

Due to the effects of the acquittal, the damage compensation claimed by the civil parties against the defendants and Eni Rewind were rejected. Since the public prosecutor and the civil parties have filed an appeal against the first instance sentence, the judgement is still pending against the Second Instance Court

(ii) Raffineria di Gela SpA and Eni Mediterranea Idrocarburi SpA – Alleged environmental disaster. A criminal proceeding is pending in relation to crimes allegedly committed by the managers of the Raffineria di Gela SpA and Eni Mediterranea Idrocarburi SpA relating to environmental disaster, unauthorized waste disposal and unauthorized spill of industrial wastewater. Raffineria di Gela SpA has been prosecuted for administrative offence pursuant to Legislative Decree No. 231/01. This criminal proceeding initially regarded soil pollution allegedly caused by spills from 14 tanks of the refinery storage, which had not been provided with double bottoms, and pollution of the sea water near the coastal area adjacent to the site due to the failure of the barrier system implemented as part of the clean-up activities conducted at the site. The Public Prosecutor of Gela then merged into this proceeding with the other investigations related to the pollution that occurred at the other sites of the Gela refinery as well as hydrocarbon spills at facilities of Eni Mediterranea Idrocarburi SpA. A first instance acquittal was issued in favor of the defendants and the Company. The proceeding was appealed by the Gela Public Prosecutor's Office. The case is pending to the First Instance Court of Caltanissetta.

(iii) Val d’Agri. In March 2016, the Public Prosecutors of Potenza started a criminal investigation into alleged illegal handling of waste material produced at the Viggiano oil center (COVA), part of the Eni operated Val d’Agri oil complex. The Prosecutors ordered the house arrest of 5 Eni employees and the seizure of certain plants functional to the production activity of the Val d’Agri complex which, consequently, was shut down. From the commencement of the investigation, Eni has carried out several technical and environmental surveys, with the support of independent experts of international standing, who found full compliance of the plant and the industrial process with the requirements of the applicable laws, as well as with best available technologies and best international practices. The Company implemented certain corrective measures to upgrade plants which were intended to address the claims made by the Public Prosecutor about an alleged operation of blending which would have occurred during normal plant functioning. Those corrective measures were favorably reviewed by the Public Prosecutor. The Company restarted the plant in August 2016. In relation to the criminal proceeding, the Public Prosecutor’s Office requested the indictment of all the defendants for alleged illegal trafficking of waste, violation of the prohibition of mixing waste, unauthorized management of waste and other violations, and the Company for administrative offenses pursuant to Legislative Decree No. 231/01. The trial started in November 2017. At the conclusion of the preliminary hearings, the Court of Potenza, on March 10, 2021, acquitted all the defendants in relation to the allegation of false statements in an administrative deed, while in relation to the alleged administrative offenses, the Court found that there was no need to proceed due to the statute of limitations. Finally, in relation to the alleged crime of illegal trafficking of waste, the Court acquitted two former employees of the Southern District for not having committed the crime, convicted six former officials of the same District with suspension of the sentence and sentenced Eni pursuant to Legislative Decree No. 231/01 to pay a fine of €700,000, with the contextual confiscation of a sum of €44,248,071 deemed to constitute the unfair profit obtained from the crime, from which Eni will deduct the amount incurred for the plant upgrade carried out in 2016. Following the filing of the merits of the sentence by the Court, an appeal was promptly filed against all the condemnations. On February 19, 2026, the Court of Potenza issued a judgment of acquittal against Eni, pursuant to Legislative Decree No. 231/01, and its employees, also revoking the confiscation which had been ordered as an alleged unjust profit from the crime.

(iv) Proceeding Val d’Agri – Tank spill. In February 2017, following the detection of an oil leak from one of the tanks of the COVA, a criminal proceeding for alleged environmental disaster commenced against some former COVA officers, the Operation Managers in charge since 2011 and the HSE Manager in charge at the time of the accident. Eni was investigated too, in relation to the same alleged crimes pursuant to Legislative Decree No. 231/01. In the same year, the Company promptly equipped all COVA tanks with double bottoms, complied with all regulatory requirements, carried out all necessary remediation and safety measures to ensure continuity of oil activities, after a brief shutdown, and provided compensation for damages to all the landlords of areas close to the COVA, which were affected by a spillover.

The Public Prosecutor, at the conclusion of the preliminary investigations, required the indictment for the employees and for Eni pursuant to Legislative Decree No. 231/01 At the outcome of the preliminary hearing the judge issued a sentence not to prosecute the Company for the events up to 2015 because the fact was not envisaged by the law as a crime to claim a legal entity liable for. With reference to the events after 2015, the judge acknowledged the nullity of the request for indictment, thus returning the documents to the Public Prosecutor.

Finally, the judge of the preliminary hearing approved to put on trial two Eni employees before the Court of Potenza, with the allegation of unnamed disaster. Several parties filed an application to bring a civil action and pending assessment of the requests for exclusion presented by the defense with respect to the latter, the Court issued a summons decree from Eni, as civilly liable and Eni duly reconstituted itself. The two proceedings against natural persons - i.e., the ordinary trial and the immediate trial - were then combined by the Court into a single trial, currently pending in the initial phase.

As regards the Company as an entity pursuant to Legislative Decree No. 231/01, the Public Prosecutor issued a new request for indictment, at the end of which the judge ordered the judgment against Eni SpA. The Court annulled this decree due to the indeterminacy of the indictment against the Company, returning the documents to the judge of preliminary hearing, remanding the trial to the preliminary stage, where the Public Prosecutor added the charges. Following the hearing, the judge ordered the Company to be sent for trial before the Court of Potenza.

(v) Raffineria di Gela SpA and Eni Mediterranea Idrocarburi SpA – Waste management of the landfill Camastra. In June 2018, the Public Prosecutor of Palermo (Sicily) notified Eni’s subsidiaries Raffineria di Gela SpA and Eni Mediterranea Idrocarburi SpA of a criminal proceeding relating to allegations of unlawful disposal of industrial waste resulting from the reclaiming activities of soil, which were discharged at a landfill owned by a third party. The Prosecutor charged the then chief executive officers of the two subsidiaries, and the legal entities have been charged with the liability pursuant to Legislative Decree No. 231/01. The alleged wrongdoing related to the willful falsification of the waste certification for purpose of discharging at the landfill. The charges against the CEO of the Refinery of Gela SpA and the company itself were dismissed, while a request to put on trial the CEO of Eni Mediterranea Idrocarburi SpA and the company was approved. The proceeding was transferred to the Court of Agrigento for territorial jurisdiction. On November 26, 2025, following the preliminary hearing, the Court of Agrigento issued a ruling acquitting EniMed’s acting CEO and the company itself, pursuant to Legislative Decree No. 231/01.

(vi) Versalis SpA – Preventive seizure at the Priolo Gargallo plant. In February 2019, the Court of Syracuse at the request of the Public Prosecutor of Siracusa ordered the seizure of the Priolo/Gargallo plant as part of an ongoing investigation concerning the dangerous disposal of materials and environmental pollution, by the former plant manager of Priolo, as well as of Versalis, pursuant to Legislative Decree No. 231/01. The Public Prosecutor’s thesis, according to the consultants, is that the seized plants had points of emissions that do not comply with the Best Available Techniques (BAT), therefore resulting in violation of the applicable legislation, which determined the annulment of the seizure of the plants in March 2019, evaluating the plant improvements made by Versalis even before the seizure. In March 2021, a notice of conclusion of the preliminary investigations was thus notified, with the formulation by the Public Prosecutor of the allegations already previously stated. At present there is no news of further procedural developments.

(vii) Versalis SpA – Seizure of the treatment plant managed by IAS SpA – Priolo Gargallo. By the end of February 2022, the Public Prosecutor of Syracuse commenced a proceeding relating to alleged crimes of environmental disaster and violation of the legislation on discharges in relation to the industrial waste discharge system of the Versalis plant at the Priolo treatment plant managed by IAS SpA against two former directors of the Versalis plant in Priolo, as well as an employee of Versalis, having then a managerial role in Priolo Servizi. The legal entities Versalis, Priolo Servizi and the other co-located companies were under investigation pursuant to Legislative Decree 231/01.

On June 15, 2022, the Judge for Preliminary Investigations ordered the seizure of the reclamation plant and the shareholding of IAS SpA, with the appointment of a judicial administrator of the assets subject to seizure. Subsequently, the investigations were enlarged to the current manager of the Versalis Plant and to the CEO of Priolo Servizi, who was an employee of Versalis SpA. Versalis SpA challenged the ‘Integrated Environmental Authorization' (“AIA”) issued to IAS before the Regional Administrative Court of Catania only for the part in which the provision is interpreted as imposing new and different limits on discharge, compared to those contained in the authorizations originally granted to the Eni’s subsidiary. In the meantime, the AIA issued for the management of the reclamation plant by IAS has been suspended by the Region of Sicily. Versalis therefore challenged before the TAR the provision to initiate a review of its AIA and, with a separate appeal, the provision of suspension of the AIA of IAS by the Region of Sicily. At the same time, the Public Prosecutor of Syracuse raised the question before the Third Instance Court which, following the hearing on May 7, 2024, declared the constitutional illegitimacy of the provision in the part in which it does not provide for the measures indicated therein to apply for a period of time not exceeding thirty-six months. The order by the judge of preliminary investigations of Syracuse denying authorization to continue production was subsequently revoked by the Court, allowing the petrochemical plant and wastewater treatment plant to operate normally. Meanwhile, the criminal proceeding is ongoing.

(viii) Eni Rewind SpA and Versalis SpA – Mantua. Environmental crime investigation. With regard to the Mantua site, where the company is executing duly authorized environmental activities, in August and September 2020, the Public Prosecutor notified the conclusion of a preliminary investigation relating to several criminal proceedings. Several employees of Eni’s subsidiaries Versalis SpA and Eni Rewind SpA as well as of a third-party company Edison SpA, were notified of being under investigation. Furthermore, the above-mentioned legal entities were being investigated pursuant to Legislative Decree No. 231/01. The Public Prosecutor is alleging, with respect to some specific areas related to the Mantua industrial hub, the crimes of unauthorized waste management, environmental damage and pollution, omitted communication of environmental contamination and omitted clean-up. Following the filing of defense briefs addressed to the investigating authority, the case has been dismissed against some individuals and archived. The Public Prosecutor’s Office then requested the indictment of the remaining defendants. During the Preliminary Hearing, the MITE, the Province of Mantua, the Municipality of Mantua and Mincio Regional Park were allowed in the trial as plaintiffs, while the companies Eni Rewind, Versalis and Edison were instead sued as civil parties and therefore they appeared in court. The Preliminary Hearing Phase ended with the provision of GUP, which ordered the indictment of all the defendants and of the above-mentioned companies, with the exception of a former employee of Versalis and of two Edison employees. The proceeding is pending on the trial phase.

(ix) Eni SpA R&M Depot of Civitavecchia – Criminal proceedings for groundwater pollution. In the period in which Eni was in charge of the Civitavecchia storage hub (2008-2018), pending the approval of a characterization plan of the environmental status of the site, the Company, in coordination with public authorities, adopted measures to preserve the safety of the groundwaters and to pursue the clean-up process of the site until its disposal.

The Public Prosecutor of Civitavecchia contested, among others, the former manager of the Eni fuel storage hub of Civitavecchia, the alleged crime of environmental pollution. Eni is under investigation pursuant to Legislative Decree No. 231/01. The first instance proceeding is underway.

(x) Eni SpA R&M Genoa Pegli storage hub – Criminal proceeding for crude oil spill – September 2022. Following a crude oil spill that occurred at the Genoa Pegli depot on September 27, 2022, the Public Prosecutor's Office of Genoa instituted criminal proceedings for the alleged crime of culpable environmental disaster, charged against four Eni employees, while the Company is charged with an administrative offense pursuant Legislative Decree No. 231/01. The proceeding is pending in the preliminary investigation phase.

(xi) Sannazzaro Refinery – Proceeding in relation to alleged criminal environmental pollution and discharge – Public Prosecutor's Office of Pavia. A criminal proceeding is pending for alleged crimes of environmental pollution and lack of remediation against some pro-tempore directors and HSE managers of the refinery located at Sannazzaro de' Burgondi who are under investigation, as well as Eni SpA pursuant to the Legislative Decree no. 231/2001, in relation to the alleged crime of environmental pollution on site, with a seizure of the sewage treatment plant (TAE), and possible expansion of the area affected by possible pollution beyond the site's hydraulic barriers.

On November 28, 2023, the TAE plant was released from seizure. The Prosecutor's Office has ordered three unrepeatable technical investigations, during which there are further complaints regarding further environmental complaints. At the conclusion of the preliminary investigation phase, the allegations raised were confirmed.

(xii) Eni SpA – Pomezia depot – Involuntary environmental pollution. A criminal proceeding is ongoing concerning an alleged crime of pollution of groundwater underlying the fuel depot in Pomezia attributable, according to the indictment, to product leaks from the tanks.

The Public Prosecutor's Office has appointed its consultants to carry out a technical review of the site to verify the state of environmental contamination at the tanks. As a result of these assessments, two Eni's employees as well as Eni SpA pursuant to Legislative Decree no. 231/01 were notified of being under investigation for the alleged crime. Subsequently, the Public Prosecutor issued a request for indictment and, following the preliminary hearing, the trial was issued. The proceeding is pending at the stage of initiation of the first instance judgement.

(xiii) Eni SpA – Calenzano depot – explosion. The proceeding concerns the fatal accident which caused the death of five contractors of Eni due to an explosion occurred during the carrying out of operations at the fuel storage site in Calenzano (Florence) on December 9, 2024, and the consequential order of seizure of the site from the Judicial authorities. The proceeding was initially charged against unknown persons for aggravated multiple involuntary manslaughter, willful omission of precautions against accidents at work and unnamed disaster. The Public Prosecutor's Office appointed a pool of technical consultants to ascertain dynamics and causes of the event and identify any responsibilities and, in the course of the investigations carried out so far, several perquisitions were executed with the acquisition of all the requested documentation spontaneously delivered by the Company. Recently, the Public Prosecutor's Office has notified a notice of investigation against the Employer and Manager of the Calenzano storage hub and other Managers and operators of technical operational areas related to the activities of the site, as well as two employees of a supplier, for the alleged crime of complicity in multiple involuntary manslaughter, complicity in multiple negligent personal injuries and complicity in unnamed negligent disaster, as well as against Eni SpA pursuant to Legislative Decree 231/01. At the same time, the Public Prosecutor's Office has requested a probatory incident from the Judge for Preliminary Investigations to carry out an expert assessment.

The Company is collecting all requests for compensation in relation to any material and non-material damage that has occurred for their settlement, regardless of any aspect of the merits of the matter. A provision has been accrued considering an estimate of the damage resulting from the event. The case is still pending in the preliminary investigation phase.

(xiv) Enimed SpA – attempted environmental pollution. The investigation involves the last three CEOs of Enimed SpA and its employees who, since 2020, have held the positions of HSE and Permitting Manager, OPEM and TECEM Manager, Central Manager, Field Manager, and Plant Manager, as well as Enimed pursuant to Legislative Decree 231/01, for the alleged crime of complicity in attempted environmental pollution for having allegedly failed, each within their respective areas of responsibility, to adopt the appropriate precautions necessary to prevent the environmental dispersion, which did not occur, of the so-called fluxing product. On January 14, 2025, the Public Prosecutor's Office od Gela issued a notice of conclusion of the preliminary investigations and subsequently requested indictment. The proceedings are pending at the preliminary hearing stage.

1.2 Civil and administrative proceedings in the matters of environment, health, safety and antitrust

(i) Republic of Kazakhstan / Eni SpA, Agip Karachaganak BV et al. The Republic of Kazakhstan (“Rok”) promoted an international arbitration against the consortium of international oil companies that manage the Karachaganak fields, pursuant to the Final Production Sharing Agreement which governs the project activities (Eni’s share 29.25%). Rok is claiming a revision of the cost recovery of the companies in the period 2010-2020 and formally started the proceedings in March 2023 with the appointment of an arbitrator. In April 2024, Rok presented its statements of claim, and the proceeding is now underway. Regarding some of the objections raised by RoK, the arbitral tribunal issued a partial award partly in favor of RoK and partly in favor of the consortium, without quantification. Eni is evaluating the merit of these requests and therefore it is not possible to reliably estimate the outcome of the proceedings.

(ii) Republic of Kazakhstan / Agip Caspian Sea BV et al. The Republic of Kazakhstan (“Rok”) promoted a further international arbitration, pursuant to the North Caspian Sea Production Sharing Agreement “NCSPSA” against the Contractor (Eni’s share 16.67%). The Claims advanced by the Republic refer to alleged violations of the NCSPSA, including cost recovery exceptions and failure to pursue development opportunities. In February 2026, the consortium initiated an ICSID arbitration to protect its investment in the face of RoK's complaints regarding sulfur management. Eni is continuing to evaluate the merit of the arbitration claims in light of the available investigative evidence and, therefore, it is not possible to estimate the outcome of the proceedings.

(iii) Novamont SpA – Proceedings by the Italian Antitrust Authority against Novamont SpA and Eni SpA for alleged abuse of dominant position in the market of bioplastics. In 2024, ACGM initiated a proceeding against Novamont SpA, also notifying Eni SpA, for alleged abuse of dominant position in the bioplastics market, specifically bio compounds to produce plastic bags for large-scale retailers. On June 24, 2025, AGCM, confirming the charges formalized at the conclusion of the investigation against Novamont and Eni SpA, the latter for the period following the date of acquisition of control (October 18, 2023), imposed an administrative fine of €32 million (of which approximately €2 million jointly and severally between the two companies) for alleged abuses of dominant position in the relevant markets between January 1, 2018, and December 31, 2023. AGCM warned Novamont and Eni to cease their alleged behavior in violation of antitrust rules and provide proof of this to the Authority within a specified deadline. The Company believes to have valid arguments supporting the correctness of its actions to be asserted in the subsequent stages of opposition to the AGCM's decision; therefore, an appeal has been filed with the Regional Administrative Court of Lazio. A provision has been set aside to address this dispute.

(iv) Eni Rewind SpA – Versalis SpA – Eni SpA (R&M) – Augusta Harbor. The complex administrative dispute relating to the environmental status of the Augusta harbor commenced in September 2017 with a formal notice issued by the Ministry of the Environment against the companies operating at the Priolo petrochemical hub, including Eni Rewind, Polimeri Europa (now Versalis) and Eni (R&M), to present projects for sediments removal from the harbor on the basis of an alleged assessment of responsibility as per a ruling of the Regional Administrative Court of Catania in 2012. The Ministry on various occasions reiterated its own assessment of the environmental responsibility of the companies co-located at the Priolo hub with respect to the pollution of the harbor and warned them against carrying out remediation activities. Following various meetings held with the Ministry of the Environment, Eni Rewind offered to define and to plan for certain environmental remediation activities based on updated environmental data. The Eni’s subsidiary also commenced activities to identify the persons responsible for the pollution of the harbor and their respective shares of liability.

In September 2020 Eni Rewind took part in the Investigation Services Conference convened by the Ministry of the Environment and the competent bodies and presented a review of the environmental status of the Rada which stated that pollution was attributable to industrial activities of prior periods and that it would not spread into the surrounding environment.

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

(v) Val d’Agri – Eni / Vibac. In September 2019 a claim was brought in the Court of Potenza against Eni. The plaintiffs are 80 people living in different municipalities of the Val d’Agri area, who are complaining of economic, non-economic, biological and moral damages, all deriving from the presence of Eni’s oil facilities in the territory. The Judge has been asked to ascertain Eni's responsibility for causing emissions of polluting substances into the atmosphere. The plaintiffs have also requested that Eni be ordered to interrupt any polluting activity and be allowed to resume industrial activities on condition that all the necessary remediation measures be implemented to eliminate all of the alleged dangerous situations. Finally, they are asking Eni for compensation for damages. At the end of the trial phase, the Judge submitted to the parties the proposal for an extra-judicial settlement, fixing a deadline to present further proposals on the matter.

The parties did not adhere to the conciliatory proposal. The Judge deemed the case ripe for a decision and set the hearing to clarify the conclusions for July 10, 2026.

(vi) Eni Rewind SpA / Province of Vicenza – Clean-up process for Trissino site. On May 7, 2019, the Province of Vicenza issued a warning, imposing on certain individuals and companies such as MITENI SpA in bankruptcy, Mitsubishi and ICI the obligation to clean-up the Trissino site where MITENI carried out its industrial activity. Based on the analysis carried out by administrative parties, significant concentrations of substances considered highly toxic and carcinogenic were allegedly discovered in groundwater and in surface water at this site. The analysis carried out by the Province of Vicenza with the direct involvement of the Istituto Superiore di Sanità reported the presence of these substances in the blood of about 53,000 people in the area. The Province warned some individuals, including a former employee who served between 1988 and 1996 as CEO of EniChem, a company that was subsequently acquired by Eni Rewind.

Eni Rewind was summoned as the “successor” of EniChem in several appeals before the Regional Administrative Court as the majority shareholder of MITENI, as well as liable for the potential contamination of Trissino plant (together with other subjects). The Province extended the proceeding also to Eni Rewind, which filed a counterclaim for having its position taken out of the procedure.

Eni Rewind appealed to a Regional Administrative Court against the Province claims and orders. Eni Rewind is carrying out environmental interventions and has made itself available to carry out - as part of the project approved by the territorial administrations in charge- further anti-pollution interventions on a voluntary basis and without giving any acquiescence with respect to the liability charges for the pollution by chemical agents. The Province extended the identification of the person responsible for the pollution also to Manifatture Lane Marzotto & Figli Spa which challenged the relevant provision before the Regional Administrative Court. This act was also challenged by ICI3 and Eni Rewind in the part in which, unlike what was ordered by the Province towards the other companies identified as responsible for the pollution, it does not order Manifatture Lane Marzotto & Figli SpA to carry out the environmental interventions. With sentences issued in May 2024, the Regional Administrative Court ruled on the appeals brought by ICI3 and Mitsubishi regarding the measure to identify the person responsible for the pollution. The administrative judge rejected the appeals, deeming the Province’s actions legitimate. Similarly, with a ruling dated December 27, 2024, the Regional Administrative Court also rejected Eni Rewind's appeal, confirming the identification measures adopted by the Province as responsible for the pollution. The Company appealed the sentence. Discussions are underway with the companies involved to reach a transaction agreement regarding cleanup and remediating costs of the site.

(vii) Eni SpA – Greenpeace Onlus, ReCommon APS and others – Climate dispute. On May 9, 2023, the NGOs Greenpeace Onlus and ReCommon APS, together with 12 private citizens, summoned Eni, the Ministry of Economy and Finance (MEF) and an Italian agency, Cassa Depositi e Prestiti (CDP), before the Civil Court of Rome based on allegations of climate change responsibility. The plaintiffs claimed economic losses and other damages and requested that Eni revise its decarbonisation strategy (for example by reducing by 45% its emissions by 2030 compared to 2020 levels, or other appropriate measures to comply with the Paris Agreement) as well as the cessation of any harmful conducts.

The parties appeared in Court, promptly filing deeds and documents. On June 10, 2024, the plaintiffs promoted a separate proceeding for the settlement of jurisdiction, remitting the final decision regarding the jurisdiction of the Court of Rome seized of the merits proceedings to the Third Instance Court. On July 11, 2024, the Court of Rome ordered the suspension of the proceedings on the merits until the definition of the jurisdiction regulation proposed by the plaintiffs. Eni appeared before the Third Instance Court. On January 30, 2026, the judge rejected the plaintiff's request to open an investigation phase. The proceeding is ongoing.

(viii) Eni SpA – NAOC / Egbema Voice of Freedom Association - Request for compensation for damages. On November 30, 2023, Eni SpA was notified of a summons relating to a claim advanced by Pastor Nicholas Evaristus Ukaonu, by the Advocates for Community Alternatives association and by the Egbema Voice of Freedom association, for alleged damages deriving from constructions created by NAOC in Nigeria in the territory of the communities represented by the associations. The Pastor and the associations ask for joint compensation from Eni and NAOC for approximately €48 million in addition to the execution of works which, according to the plaintiff, would be necessary to avoid and contain flooding caused by constructions created by NAOC. The application submitted reiterates complaints made in past years, including in 2017 before the National Contact Point envisaged by the OECD Guidelines addressed to Multinational enterprises, where an ad hoc conciliation procedure was initiated which ended with an agreement between the parties. The first hearing was held on December 10, 2024. At the hearing the judge unsuccessfully attempted conciliation and subsequently each party recalled what was deduced in the documents and Eni requested that the case be decided without further preliminary investigation. The Judge reserved the sentence.

(ix) Eni Rewind SpA / Calabria Region – Province and Municipality of Crotone – WWF Italy – ARCI and others (Regional Administrative Court of Catanzaro). A decree of the Ministry of the Environment of August 1, 2024 n. 27 ordered the beginning of excavations for the execution of the reclamation of the Site of National Interest of Crotone upon the occurrence of certain conditions and ordered the Calabria Region to start the procedure for removing the constraint from Single Regional Authorization Provision (“PAUR”), which authorized the construction of the D15 - preliminary deposit and D9 plants. Several public entities, as well as the WWF and ARCI associations have challenged the decree with a precautionary application before the Regional Administrative Court. The constraint imposed by the Region in the PAUR obliges Eni Rewind to dispose of waste outside the regional territory; various checks carried out by the Company and confirmed by public entities have confirmed that the only authorized plant capable of receiving hazardous waste from the reclamation is in Crotone. This conclusion was also substantially confirmed by scouting among foreign operators (provided for by the ministerial decree) from which it emerged that only 2 entities (out of almost 30 contacted) are available to accept the hazardous waste coming from the reclamation of the site of Crotone, in a context characterized by regulatory, administrative, timing and logistical uncertainties that are not compatible with the reclamation timetable. The Region's resistance to removing the restrictions has so far prevented the start of remediation activities at the site. WWF and ARCI also challenged the order of the Ministry (dated September 24, 2024) requiring Eni Rewind to commence remediation activities. The Company carried out all the preparatory activities for the beginning of the work, implementing the provisions of the Decree. In January 2025, the local authorities warned Eni Rewind and the company in charge of the Crotone landfill not to sign the waste disposal contract and therefore, the remediation activities have yet to start. Eni Rewind (and Edison) appealed against these warnings to the Regional Administrative Court, which requested a report on the environmental remediation plan from the Ministry. The ruling of the Regional Administrative Court of June 2025, while supporting the institutions’ position, does not represent a negative development, since the Ministry has initiated a procedure aimed at defining the modalities for the continuation of the environmental interventions.

(x) Eni SpA – Proceedings by the Italian Antitrust Authority against Eni SpA for alleged collusion on fixing the price of the "bio component" of automotive fuels. A proceeding is pending before the Italian Antitrust Authority (AGCM), which involves Eni SpA and, since January 1, 2023, its subsidiary Enilive SpA, which took over the parent company in managing the retail fuel sales business, for alleged collusion with competitors in the Italian retail market of automotive fuel aimed at fixing the cost of the bio component of fuels sold in Italy, in violation of antitrust regulations. The Authority believes that the agreement was implemented through information exchanges and other initiatives with a view to coordinating final sales prices. The Authority formalized the charges against Eni and its subsidiary upon conclusion of the preliminary investigation. The Company filed its defense briefs. On September 26, 2025, the AGCM imposed a significant fine to Eni for alleged collusive commercial practices in violation of the competition laws. Eni believes that the findings of the Authority are groundless and that the Company has always been conducting the business in a transparent way and in full compliance with applicable competition rules. On November 25, 2025, Eni filed a judicial appeal with the Regional Administrative Court of Lazio. Risk provision has been accrued for this proceeding.

2. Settled proceedings

(i) Eni Rewind SpA – Crotone omitted clean-up. The criminal proceeding initiated in 2017 by the Public Prosecutor of Crotone regarding alleged crimes related to site remediation activities carried out by Eni Rewind was dismissed without any charges being filed against Eni.

(ii) Eni SpA – Fatal accident Ancona offshore platform. The criminal proceeding relating to a fatal accident that occurred on an Eni platform in 2019 involving two contractors concluded with the definitive acquittal of Eni employees under investigation and of the entity itself under investigation pursuant to Legislative Decree No. 231/01.

(iii) Raffineria di Gela SpA and Eni Rewind SpA – Groundwater pollution survey and reclamation process of the Gela site. The criminal proceedings brought by the Gela Public Prosecutor's Office against the subsidiaries Eni Rewind SpA / Raffineria di Gela SpA and some of their employees have been concluded. The charges related to alleged crimes of environmental pollution, omitted clean-up, negligent personal injury and illegal waste management, in connection with the decommissioning and clean-up of several abandoned areas of the Gela Refinery, carried out by Eni Rewind, including on behalf of other co-located companies. The Gela Court acquitted all defendants on the grounds that the facts were unfounded. The ruling was not appealed and is therefore final.

(iv) Eni SpA – Eni Rewind SpA – Raffineria di Gela SpA – Claim for preventive technical inquiry and judgments on the merits. The civil proceeding seeking compensation for the alleged causality between certain pathologies and the alleged industrial pollution at the Gela site was concluded without any charges being filed against Eni.

Assets under concession arrangements

Eni operates under concession arrangements mainly in the Exploration & Production segment and in the Enilive business line. In the Exploration & Production segment, contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. Pursuant to the assignment of mineral concessions, Eni sustains all the operational risks and costs related to the exploration and development activities and it is entitled to the productions realized. In respect of the mining concessions received, Eni pays royalties in accordance with the tax legislation in force in the country and is required to pay income taxes deriving from the exploitation of the concession. In production sharing agreement and service contracts, realized productions are defined based on contractual agreements with State oil companies, which hold the concessions. Such contractual agreements regulate the recovery of costs incurred for the exploration, development and operating activities (Cost Oil) and give entitlement to the own portion of the realized productions (Profit Oil). In the Enilive business line, several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. In exchange for the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties based on quantities sold. At the end of the concession period, all non-removable assets are transferred to the grantor of the concession for no consideration.

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

Emission trading

From 2021, the fourth phase of the European Union Emissions Trading Scheme (EU-ETS) came in force. The award of free emission allowances is performed based on emission benchmarks defined at European level specific to each industrial segment, except for the electric power generation sector that is not eligible for allocations for no consideration. At the same time, emissions trading (UK ETS) was introduced in the United Kingdom, the rules of which are largely similar to those of the EU-ETS. This regulatory scheme implies for Eni’s plants subject to emission trading a lower assignment of emission permits compared to the emissions recorded in the relevant year and, consequently, the necessity of covering the amounts in excess by purchasing the relevant emission allowances on the open market. In 2025, the emissions of carbon dioxide from Eni’s plants were higher than the free allowances assigned to Eni. Against emissions of carbon dioxide amounting to approximately 16.4 million tonnes, Eni was awarded free emission allowances of 5.1 million tonnes, determining a deficit of 11.3 million tonnes. This deficit was entirely covered through the purchase of emission allowances in the open market, with delivery in 2026.

29 Revenues and other income

Sales from operations

(€ million)	Exploration & Production	Global Gas & LNG Portfolio and Power	Refining and Chemicals	Enilive	Plenitude	Corporate and Other activities	Total
2025
Sales from operations	37,109	13,102	5,223	16,337	10,118	262	82,151
Sales of crude oil	27,394		7				27,401
Sales of oil products	4,316		1,526	15,818			21,660
Sales of natural gas and LNG	4,899	9,982	1		3,640		18,522
Sales of petrochemical products			2,954				2,954
Sales of power		2,534	1		3,994		6,529
Sales of other products	49	2	370	88	77	63	649
Services	451	584	364	431	2,407	199	4,436
Products sales and service revenues	37,109	13,102	5,223	16,337	10,118	262	82,151
Transfer of goods/services
Goods/Services transferred in a specific moment	36,694	12,945	5,169	16,337	10,111	138	81,394
Goods/Services transferred over a period of time	415	157	54		7	124	757
2024
Sales from operations	38,875	15,061	5,881	18,670	10,124	186	88,797
Sales of crude oil	28,151						28,151
Sales of oil products	4,058		1,518	18,165			23,741
Sales of natural gas and LNG	6,039	12,480	2		3,620		22,141
Sales of petrochemical products	253		3,667				3,920
Sales of power		2,244	1		4,073		6,318
Sales of other products	40	16	326	62	67	7	518
Services	334	321	367	443	2,364	179	4,008
Products sales and service revenues	38,875	15,061	5,881	18,670	10,124	186	88,797
Transfer of goods/services
Goods/Services transferred in a specific moment	38,557	14,963	5,844	18,670	10,124	61	88,219
Goods/Services transferred over a period of time	318	98	37			125	578
2023
Sales from operations	37,961	19,468	6,188	18,877	11,040	183	93,717
Sales of crude oil	25,685						25,685
Sales of oil products	5,219		1,847	18,442			25,508
Sales of natural gas and LNG	5,881	16,638			4,431		26,950
Sales of petrochemical products	766		3,619				4,385
Sales of power		2,420			4,832		7,252
Sales of other products	44	38	305	28	91	3	509
Services	366	372	417	407	1,686	180	3,428
Products sales and service revenues	37,961	19,468	6,188	18,877	11,040	183	93,717
Transfer of goods/services
Goods/Services transferred in a specific moment	37,626	19,383	6,147	18,645	11,040	64	92,905
Goods/Services transferred over a period of time	335	85	41	232		119	812

(€ million)	2025	2024	2023
Revenues associated with contract liabilities at the beginning of the period	287	87	642
Revenues associated with performance obligations totally or partially satisfied in previous years	(128)	7	1,087

As a result of international sanctions against Russian upstream companies, joint operators of Eni in operated projects, in application of the contractual clauses that regulate the related JOA, Eni has taken over the ownership of the rights and obligations of the sanctioned partner, thus proceeding to acquire the production shares, revenues of €87 million, costs pertaining to the partner and suspending the economic margin of the operations.

Sales from operations by industry segment and geographic area of destination are disclosed in note 35 – Segment information and information by geographic area.

Sales from operations with related parties are disclosed in note 36 – Transactions with related parties.

Other income and revenues

(€ million)	2025	2024	2023
Gains from sale of assets and businesses	25	48	27
Other proceeds	1,453	2,369	1,072
	1,478	2,417	1,099

Other proceeds include: (i) €160 million (€194 million and €121 million in 2024 and 2023, respectively) related to the recovery of the cost share of right-of-use assets pertaining to partners of unincorporated joint operations operated by Eni; (ii) in 2024, €1,048 million relating to the agreement with an Italian operator to share environmental expenses which provides Eni with a reimbursement for past and future costs already allocated to environmental provision.

Other income and revenues with related parties are disclosed in note 36 – Transactions with related parties.

30 Costs

Purchase, services and other charges

(€ million)	2025	2024	2023
Production costs - raw, ancillary and consumable materials and goods	51,014	54,204	58,170
Production costs - services	12,433	12,217	11,512
Lease expense and other	1,356	1,512	1,432
Net provisions for contingencies	1,117	1,397	1,369
Other expenses	1,694	2,073	1,746
	67,614	71,403	74,229
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(368)	(227)	(367)
- capitalized direct costs associated with self-constructed assets - intangible assets	(190)	(62)	(26)
	67,056	71,114	73,836

Purchase, services and other charges included geological and geophysical expenses of Exploration & Production segment for €174 million (€186 million and €205 million in 2024 and 2023, respectively).

Costs incurred in connection with research and development activities and technological improvement expensed through profit and loss, as they did not meet the requirements to be recognized as long-lived assets, amounted to €207 million (€178 million and €166 million in 2024 and 2023, respectively).

Royalties on the extraction rights of hydrocarbons amounted to €984 million (€1,122 million and €1,138 million in 2024 and 2023, respectively).

Charges to provisions related to: (i) environmental provisions for €559 million (€848 million and €559 million in 2024 and 2023, respectively); (ii) reversal of decommissioning provisions for €9 million (net additions of €300 million and €305 million in 2024 and 2023, respectively); (iii) a €268 million increase in legal proceedings provisions (net additions of €40 million and net reversals of €87 million in 2024 and 2023, respectively). More information is provided in note 21 – Provisions. Net additions to provisions by segment are disclosed in note 35 – Segment information and information by geographical area.

Information about leases is disclosed in note 13 – Right-of-use assets and lease liabilities.

Payroll and related costs

(€ million)	2025	2024	2023
Wages and salaries	2,620	2,665	2,427
Social security contributions	541	527	497
Cost related to employee benefit plans	64	96	156
Other costs	135	123	196
	3,360	3,411	3,276
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(116)	(139)	(131)
- capitalized direct costs associated with self-constructed assets - intangible assets	(15)	(10)	(9)
	3,229	3,262	3,136

Other costs comprised provisions for redundancy incentives of €70 million (€66 million and €56 million in 2024 and 2023, respectively) and costs for defined contribution plans of €110 million (€104 million and €102 million in 2024 and 2023, respectively).

Cost related to employee benefit plans are described in note 22 – Provisions for employee benefits.

Costs with related parties are disclosed in note 36 – Transactions with related parties.

Average number of employees

The average number of employees of the companies included in the consolidation area, and the breakdown by category is reported as follows:

	2025		2024		2023
(number)	Subsidiaries	Joint operations	Subsidiaries	Joint operations	Subsidiaries	Joint operations
Senior managers	902	18	933	19	944	19
Junior managers	9,315	89	9,257	90	9,157	84
Employees	15,965	452	16,086	431	15,810	420
Workers	5,414	266	5,719	282	5,937	294
	31,596	825	31,995	822	31,848	817

The average number of employees was calculated as the average between the number of employees at the beginning and the end of the year.

The average number of senior managers included managers employed in foreign countries, whose position is comparable to a senior manager’s status.

Long-term share-based incentive plan for Eni’s managers

The main terms of the incentive plans for Eni executives with shares whose awards are in place at the end of the 2025 financial year are set out below.

Two long-term incentive plans, 2020-2022 and 2023-2025, ratified by the Shareholders' Meeting, are in place. These plans provide for the award of up to 20 million and 16 million treasury shares, respectively, each divided into three annual awards, which are intended for Eni's CEO and the executives of Eni and its subsidiaries who qualify as “senior managers deemed critical for the business”, selected among those who are in charge of tasks directly linked to the Group results or of strategic clout to the business. The Plans provide the granting of Eni shares for no consideration to eligible managers after a three-year vesting period under the condition that they would remain in office until vesting.

The vesting characteristics of the Plans are linked to the achievement of the objectives established by the Company in terms of financial results, appreciation of the shares compared to a group of Eni's competitors ("Peer Group") and achievement of certain environmental sustainability and emissions reduction KPIs.

Depending on the performance of the parameters mentioned above, the number of shares that will vest free of charge after three years may range between 0% and 180% of the initial award. The plans include lock-up and claw back clauses.

The number of shares awarded at the grant date upon achievement of the vesting conditions was 5.78 shares, with a weighted average fair value of €10.6 per share.

The estimation of the fair value was calculated by adopting specific valuation techniques regarding the different performance parameters provided by the plans (stochastic method), taking into account the fair value of the Eni share at the grant date, reduced by dividends expected along the vesting period, considering the volatility of the stock, the forecasts relating to the trend of the performance parameters, as well as the lower value attributable to the shares considering the lock-up clause.

The costs related to the long-term monetary incentive plan, recognized as a component of the payroll cost with counterpart in equity reserves as they pertain to company employees, amounted to €20 million (€23 million and €20 million in 2024 and 2023, respectively).

Employee Stock Ownership Plan

The Shareholders' Meeting held on May 15, 2024, authorized the adoption of an Employee Stock Ownership Plan, with the aim of strengthening motivation and retention across the company and participation in the growth of corporate value, in line with the interests of the shareholders. The Plan provides for three annual awards in the period 2024-2026 intended for employees of Eni and its subsidiaries.

For 2025, Eni has awarded shares for no consideration to employees in Italy (as in 2024) and abroad. A three-year lock-up period applies to each award.

At the grant date (November 27, 2025), a total of 3,289,345 shares were issued, and at the 2024 grant date (November 27, 2024), 3,102,700 shares.

Costs relating to the Employee Stock Ownership Plan, recognized as a component of payroll cost amounted to €15 million (€1 million in 2024) with counterpart in equity reserves.

Compensation for key management personnel

Compensation, including contributions and collateral expenses, of personnel holding key positions in planning, directing and controlling the Eni Group subsidiaries, including executive and non-executive officers, general managers and managers with strategic responsibilities in office during the year consisted of the following:

(€ million)	2025	2024	2023
Wages and salaries	24	39	35
Post-employment benefits	2	4	3
Other long-term benefits	16	23	19
	42	66	57

Compensation of Directors and Statutory Auditors of Eni SpA

Compensation of Directors amounted to €11.8 million, €12.9 million and €13.9 million in 2025, 2024 and 2023, respectively. Compensation of Statutory Auditors amounted to €0.5 million, €0.5 million and €0.6 million in 2025, 2024 and 2023, respectively.

Compensation included emoluments and social security benefits and social assistance due for the office as Director or Statutory Auditor held at the parent company Eni SpA or other Group subsidiaries, which was recognized as a cost to the Group.

31 Finance income (expense)

(€ million)	2025	2024	2023
Finance income	7,196	7,715	7,417
Finance expense	(8,170)	(8,980)	(8,113)
Net finance income (expense) from financial assets at fair value through profit or loss	235	388	284
Income (expense) from derivative financial instruments	(80)	278	(61)
Finance income (expense)	(819)	(599)	(473)

The analysis of finance income (expense) was as follows:

(€ million)	2025	2024	2023
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(774)	(827)	(667)
Net finance income (expense) on financial assets held for trading	243	367	250
Net expenses on other financial assets valued at fair value with effects on profit and loss	(8)	21	34
Interest and other expense due to banks and other financial institutions	(252)	(358)	(207)
Interest on lease liabilities	(348)	(314)	(267)
Interest from banks	191	294	356
Interest and other income on financial receivables and securities held for non-operating purposes	205	161	14
	(743)	(656)	(487)
Exchange differences	133	(38)	255
Income (expense) from derivative financial instruments	(80)	278	(61)
Other finance income (expense)
Interest and other income on financing receivables and securities held for operating purposes	39	44	153
Capitalized finance expense	122	222	94
Finance expense due to the passage of time (accretion discount) (a)	(250)	(261)	(341)
Other finance income (expense)	(40)	(188)	(86)
	(129)	(183)	(180)
	(819)	(599)	(473)

(a) The item relates to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Information about leases is disclosed in note 13 – Right-of-use assets and lease liabilities.

The analysis of derivative financial instruments is disclosed in note 24 – Derivative financial instruments and hedge accounting.

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

Other gain (loss) from investments

(€ million)	2025	2024	2023
Dividends	242	227	255
Net gain (loss) on disposals	77	562	430
Other net income (expense)	107	195	423
	426	984	1,108

Dividend income primarily related to Nigeria LNG Ltd for €156 million (€166 million in 2024 and €179 million in 2023) and to Saudi European Petrochemical Co 'IBN ZAHR' for €21 million (€22 million in 2024 and €55 million in 2023).

Gains on disposals referred: (i) for €46 million to the capital gain realized from the sale to Global Infrastructure Partners of 49.99% of the capital of Eni CCUS Holding Ltd, which operates, through its subsidiaries Liverpool Bay and Bacton projects in the United Kingdom and the L10-CCS project in the Netherlands; (ii) for €32 million in the capital gain realized from the sale of 1.27% of the capital of Ithaca Energy Plc through an accelerated bookbuilding process aimed at institutional investors.

Other net income referred for €86 million to a capital gain generated by the allocation of the purchase price of an additional share in E&E Algeria Touat BV and for €27 million to gains from the fair value measurement of the stake retained in Eni CCUS Holding Ltd.

Gains on disposals for 2024 referred for €371 million to the capital gain realized from the sale of the 100% stake of Nigerian Agip Oil Co Ltd to Oando Plc and €166 million in the capital gain realized from the sale of 10% of the capital of Saipem SpA through an accelerated bookbuilding process aimed at institutional investors. These gains included the realization of effects recognized in comprehensive income for €9 million.

Other net income for 2024 referred for €118 million to the fair value measurement on Ithaca Energy Plc business combination.

Gains on disposals for 2023 referred to the capital gain realized from the sale to Snam of the 49.9% stake of SeaCorridor Srl and other net income for 2023 referred to the capital gain from the fair value measurement of the retained share of SeaCorridor Srl.

33 Income taxes

(€ million)	2025	2024	2023
Current taxes
- Italian subsidiaries	6	(255)	97
- subsidiaries of the Exploration & Production segment - outside Italy	3,671	4,946	5,349
- other subsidiaries - outside Italy	128	22	185
	3,805	4,713	5,631
Net deferred taxes
- Italian subsidiaries	(379)	(1,433)	(137)
- subsidiaries of the Exploration & Production segment - outside Italy	(279)	294	(22)
- other subsidiaries - outside Italy	(127)	151	(104)
	(785)	(988)	(263)
	3,020	3,725	5,368

Current income taxes of Italian subsidiaries include foreign taxes for €118 million.

In 2023, Italy substantively enacted Pillar Two Model Rules, effective as from January 1, 2024, through Legislative Decree 209/2023 as mandated by EU Directive 2022/2523. The Pillar Two rules are designed to ensure large multinational enterprises (meeting certain conditions) pay a minimum level of tax on the income arising in each jurisdiction where they operate. The impact of Pillar Two rules on current income taxes for 2025 and 2024 was immaterial. Eni has applied the exception, as set out in the amendments to IAS 12 Income Taxes, to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

The reconciliation between the statutory tax charge calculated by applying the Italian statutory tax rate of 24% (same amount in 2024 and 2023) and the effective tax charge is the following:

(€ million)	2025	2024	2023
Profit (loss) before taxation	5,778	6,489	10,228
Tax rate (IRES) (%)	24.0	24.0	24.0
Statutory corporation tax charge (credit) on profit or loss	1,387	1,557	2,455
Increase (decrease) resulting from:
- higher tax charges related to subsidiaries outside Italy	1,692	3,452	3,036
- Italian regional income tax (IRAP)	56	(15)	91
- tax effect on reserve distribution	50	147	106
- impact pursuant to foreign tax effects of Italian entities	47	108	14
- effect due to the tax regime provided for intercompany dividends	46	82	7
- tax effects related to previous years	9	6	48
- effect of the valuation of the investments under the equity method	(30)	(30)	(26)
- impact pursuant to (reversal) impairment of deferred tax assets	(260)	(1,470)	(221)
- effect of gains from sale / business combination		(38)	(96)
- other adjustments	23	(74)	(46)
	1,633	2,168	2,913
Effective tax charge	3,020	3,725	5,368

The higher tax charges at non-Italian subsidiaries related to the Exploration & Production segment for €1,653 million (€3,403 million and €3,026 million in 2024 and 2023, respectively).

Group’s effective tax rate amounted to 52.3% (57.4% in 2024 and 52.5% in 2023). This amount is due to the greater weight on consolidated pre-tax profit from the results obtained in foreign Exploration & Production jurisdictions with tax rates higher than the Group average.

34 Earnings (loss) per share

Basic earnings per ordinary share are calculated by dividing profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

Diluted earnings per share are calculated by dividing the profit of the period attributable to Eni’s shareholders by the weighted average number of shares fully diluted, excluding treasury shares, and including the number of potential shares to be issued. As of December 31, 2025, the shares that could be potentially issued related to the estimation of new shares that will vest in connection with the 2023-2025 long-term monetary incentive plans and the convertible bond issued in 2023.

In determining basic and diluted earnings per share, the net profit for the period attributable to Eni is adjusted to take into account the remuneration of perpetual subordinated bonds and the convertible bond, net of tax effect, calculated by using the amortized cost method.

Reconciliation of basic and diluted earnings per share was as follows:

		2025	2024	2023
Weighted average number of shares used for basic earnings per share		3,024,753,353	3,167,006,396	3,303,766,512
Potential shares to be issued for ILT incentive plan		6,350,799	6,369,161	6,352,583
Potential shares to be issued for Sustainability-linked bond		56,975,836	56,975,836	17,014,702
Weighted average number of shares used for diluted earnings per share		3,088,079,988	3,230,351,393	3,327,133,797

Eni’s profit	(€ million)	2,608	2,624	4,771
Remuneration of subordinated perpetual bonds net of tax effect	(€ million)	(237)	(132)	(109)
Eni’s profit for basic earnings per share	(€ million)	2,371	2,492	4,662
Remuneration of Sustainability-linked bond net of tax effect	(€ million)	31	31	9
Eni’s profit for diluted earnings per share	(€ million)	2,402	2,523	4,671
Basic earnings per share	(€ per share)	0.78	0.79	1.41
Diluted earnings per share	(€ per share)	0.78	0.78	1.40

35 Segment information and information by geographic area

Segment information

Eni's segment information is determined on the basis of the operating segments whose results are periodically reviewed by the Chief Operating Decision Maker (the CEO) for performance evaluation and resource allocation decisions.

For financial reporting purposes, consistent with applicable accounting standards, management has considered that the decision-making processes for resource allocation and the CEO's assessment of financial/industrial performance are conducted at a lower level of aggregation than the groupings described. Therefore, in compliance with the provisions of IFRS 8, which regulates the segment reporting, Eni’s reportable segments as of December 31, 2025, have been defined as follows considering the operating segments that flow into the three groupings:

•         Exploration & Production: exploration, development and production of crude oil, condensates and natural gas. The business also engages in oil and products trading activities, designed to perform supply-balancing transactions on the market for refining and stabilize or hedge commercial margins.

•         Global Gas & LNG Portfolio (GGP) and Power: wholesale supply and marketing of natural gas via pipeline, international transport activities, and the purchase and marketing of equity and third-party LNG. It includes gas trading activities finalized to hedging and stabilizing commercial margins, as well as optimizing the gas asset portfolio. The results of the Power business operating which involves the generation and wholesale of electricity from thermoelectric plants, which offers similar economic returns given the similar industrial dynamics related to gas and electricity demand have been included in this reportable segment. It includes trading of CO2 emission certificates and forward electricity sales for the purposes of hedging and optimizing margins.

•         Refining and Chemicals: processing crude oil for the production of conventional fuels, carried out by the "Refining" operating segment, and the production of petroleum-based chemicals, carried out by the subsidiary Versalis and its subsidiaries. These activities have been combined into a single reportable segment because they offer similar economic returns, exposure to common market dynamics, and common industrial process structures. Versalis is active in the production of bioplastics through its subsidiary Novamont and in compounding chemistry.

•         Enilive: engages in the manufacturing of biofuels from renewable raw materials and in retail marketing activities of traditional and biofuels through an extensive network of refueling outlets, also providing non-fuel products and services to drivers with a view to sustainable mobility. It also engages in wholesale fuels, bitumen and lubricants.

•         Plenitude: engages in the retail sales of gas, electricity and related services, production and wholesale of electricity from renewable energy plants, and is also building and managing a network of charging points for electric vehicles.

•         Corporate and Other activities: includes the main business support functions, in particular holding, central treasury, IT, human resources, real estate services, captive insurance activities, research and development, new technologies, business digitalization and the environmental remediation activity managed by the subsidiary Eni Rewind. The segment also includes activities related to CCUS, agri-business, forest conservation and bioenergy production projects, currently under development.

Segment information presented to the CEO (the Chief Operating Decision Maker, ex IFRS 8) includes: revenues, operating profit and directly attributable assets and liabilities.

Segment Information

(€ million)	Exploration & Production	Global Gas & LNG Portfolio and Power	Refining and Chemicals	Enilive	Plenitude	Total reportable segments	Corporate and Other activities	Adjustments of intragroup profits	Total
2025
Sales from operations including intersegment sales	50,367	17,120	18,179	19,120	10,168	114,954
- less: intersegment sales	(13,258)	(4,018)	(12,956)	(2,783)	(50)	(33,065)
Sales from operations	37,109	13,102	5,223	16,337	10,118	81,889	262		82,151
Operating profit	6,302	1,770	(2,485)	499	153	6,239	(1,499)	270	5,010
Net provisions for contingencies	(335)	93	(346)	(42)	(43)	(673)	(491)	47	(1,117)
Depreciation and amortization	(6,061)	(279)	(146)	(294)	(451)	(7,231)	(153)	35	(7,349)
Impairments of tangible and intangible assets and right-of-use assets	(1,135)	(17)	(482)	(60)	(7)	(1,701)	(96)		(1,797)
Reversals of tangible and intangible assets and right-of-use assets	54	35	31	60		180	35		215
Write-off of tangible and intangible assets	(30)		(1)		(2)	(33)			(33)
Share of profit (loss) of equity-accounted investments	1,116	32	120	(53)	(33)	1,182	(21)		1,161
Identifiable assets (a)	60,407	4,988	6,377	6,117	13,622	91,511	2,630	(253)	93,888
Unallocated assets (b)									43,181
Equity-accounted investments	7,562	417	2,354	796	1,139	12,268	887		13,155
Identifiable liabilities (a)	19,934	4,691	4,153	3,303	5,490	37,571	5,239	(90)	42,720
Unallocated liabilities (b)									41,562
Capital expenditure in tangible and intangible assets	6,678	109	663	468	764	8,682	587	(40)	9,229
2024
Sales from operations including intersegment sales	54,440	18,876	21,210	21,139	10,179	125,844
- less: intersegment sales	(15,565)	(3,815)	(15,329)	(2,469)	(55)	(37,233)
Sales from operations	38,875	15,061	5,881	18,670	10,124	88,611	186		88,797
Operating profit	6,715	(909)	(1,681)	282	1,307	5,714	(371)	(105)	5,238
Net provisions for contingencies	(282)	(11)	(478)	(48)	(81)	(900)	(484)	(13)	(1,397)
Depreciation and amortization	(6,353)	(267)	(161)	(284)	(424)	(7,489)	(144)	33	(7,600)
Impairments of tangible and intangible assets and right-of-use assets	(2,385)	(195)	(458)	(117)	(1)	(3,156)	(51)		(3,207)
Reversals of tangible and intangible assets and right-of-use assets	182	94	3		5	284	23		307
Write-off of tangible and intangible assets	(576)				(3)	(579)	(1)		(580)
Share of profit (loss) of equity-accounted investments	904	44	73	(43)	(47)	931	(65)		866
Identifiable assets (a)	67,572	7,421	7,228	5,893	13,588	101,702	2,712	(457)	103,957
Unallocated assets (b)									42,982
Equity-accounted investments	8,348	488	2,621	899	1,019	13,375	775		14,150
Identifiable liabilities (a)	20,627	7,230	4,253	2,995	5,883	40,988	4,881	(49)	45,820
Unallocated liabilities (b)									45,471
Capital expenditure in tangible and intangible assets	6,055	110	632	416	887	8,100	408	(23)	8,485
2023
Sales from operations including intersegment sales	55,773	24,168	23,061	21,780	11,102	135,884
- less: intersegment sales	(17,812)	(4,700)	(16,873)	(2,903)	(62)	(42,350)
Sales from operations	37,961	19,468	6,188	18,877	11,040	93,534	183		93,717
Operating profit	8,693	2,626	(2,121)	585	(659)	9,124	(948)	81	8,257
Net provisions for contingencies	(354)	(206)	(352)	(33)	(73)	(1,018)	(339)	(12)	(1,369)
Depreciation and amortization	(6,271)	(295)	(142)	(261)	(404)	(7,373)	(140)	34	(7,479)
Impairments of tangible and intangible assets and right-of-use assets	(1,419)	(14)	(732)	(38)	(7)	(2,210)	(52)		(2,262)
Reversals of tangible and intangible assets	376	52	6			434	26		460
Write-off of tangible and intangible assets	(531)				(5)	(536)	1		(535)
Share of profit (loss) of equity-accounted investments	1,012	49	381	(38)	(55)	1,349	(13)		1,336
Identifiable assets (a)	64,504	7,688	7,186	6,081	12,692	98,151	1,891	(378)	99,664
Unallocated assets (b)									42,942
Equity-accounted investments	6,780	534	2,724	858	664	11,560	1,070		12,630
Identifiable liabilities (a)	21,461	6,637	3,910	2,900	5,436	40,344	4,578	(56)	44,866
Unallocated liabilities (b)									44,096
Capital expenditure in tangible and intangible assets	7,135	119	556	428	636	8,874	360	(19)	9,215

(a)      Include assets/liabilities directly associated with the generation of operating profit. Does not include financial assets and liabilities, investments, income tax assets and liabilities.

(b)      Include assets/liabilities not directly associated with the generation of operating profit.

Information by geographic area

Identifiable assets and investments by geographic area of origin

(€ million)	Italy	Other European Union	Rest of Europe	Americas	Asia	Africa	Other areas	Total
2025
Identifiable assets (a)	26,971	8,662	2,531	5,796	18,460	29,859	1,609	93,888
Capital expenditure in tangible and intangible assets	1,829	673	388	260	2,486	3,476	117	9,229
2024
Identifiable assets (a)	29,787	7,704	4,709	6,470	21,232	32,624	1,431	103,957
Capital expenditure in tangible and intangible assets	2,009	673	308	556	1,519	3,276	144	8,485
2023
Identifiable assets (a)	30,026	6,962	5,124	7,658	17,855	30,928	1,111	99,664
Capital expenditure in tangible and intangible assets	2,006	485	235	609	1,471	4,105	304	9,215

(a)   Include assets directly associated with the generation of operating profit.

Sales from operations by geographic area of destination

(€ million)	2025	2024	2023
Italy	28,647	30,994	33,450
Other European Union	15,979	15,975	18,271
Rest of Europe	14,866	16,493	18,476
Americas	6,215	7,908	7,004
Asia	9,675	9,114	7,404
Africa	6,731	8,285	9,057
Other areas	38	28	55
	82,151	88,797	93,717

36 Transactions with related parties

In the ordinary course of its business, Eni enters into transactions mainly regarding:

a)       Purchase, sale and supply of goods and services and the provision of financing to joint ventures, associates and non-consolidated subsidiaries;

b)       purchase, sale and supply of goods and services to entities controlled by the Italian Government;

c)       contributions to Eni Foundation and Eni Enrico Mattei Foundation, non-corporate entities attributable to Eni, which pursue humanitarian, cultural, and research initiatives. Transactions with these entities are immaterial.

There were no material transactions involving Directors, Statutory Auditors or their affiliates.

Transactions with related parties were conducted in the interest of the Group and, with exception of those with entities whose aim is to develop humanitarian, cultural, and scientific initiatives, are related to the ordinary course of Eni’s business.

Transactions and balances with related parties

	December 31, 2025			2025
(€ million)	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	3	135		1	333
Cardón IV SA	1	134		4
Coral FLNG SA	12		1,247	21
Eni CCUS Holding	118		1,218
Azule Group	119	361	2,939	93	1,643
Saipem Group	41	136	9	9	536
SeaCorridor Group	67	19		2	266
Vårgrønn Group	1		678	1
In Salah Gas Ltd		57			279
Ithaca Energy Plc	146	73		12	535	(553)
Karachaganak Petroleum Operating BV	27	119		2	992
Lotte Versalis Elastomers Co Ltd	8	13		3	61
Mellitah Oil & Gas BV	56	241		10	1,031
Petrobel Belayim Petroleum Co	13	470		5	778
Societe' Centrale Electrique du Congo SA	91			79
Società Oleodotti Meridionali SpA	22	500		25	16
St. Bernard Renewables Llc	1		98	1	9
Vår Energi ASA	26	1,321	1,948	61	5,523	(1)
Other (*)	78	65	26	108	224
	830	3,644	8,163	437	12,226	(554)
Unconsolidated entities controlled by Eni
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	170	1		9
VME Oilfield Chemicals Llc			112
Other	19	10	21	21	14
	189	11	133	30	14
	1,019	3,655	8,296	467	12,240	(554)
Entities controlled by the Government
Cassa Depositi e Prestiti Group	22	19			87
Enel Group	89	183		45	650	66
Italgas Group	2	190		7	718
Snam Group	110	247		77	1,086
Terna Group	62	75		266	343	5
GSE - Gestore Servizi Energetici	112	100		2,147	1,861	219
ITA Airways - Italia Trasporto Aereo SpA	3			99
Other (*)	23	51		97
	423	865		2,738	4,745	290
Other related parties		4		1	39
Groupement Sonatrach – Eni «GSE»	216	307		52	729
Total	1,658	4,831	8,296	3,258	17,753	(264)

(*) Each individual amount included herein was lower than €50 million.

	December 31, 2024			2024
(€ million)	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	4	126			256
Cardón IV SA	1	77		4	(2)
Coral FLNG SA	12		1,411	15	(3)
Azule Group	59	399	3,343	76	2,290
Saipem Group	41	186	9	52	1,253
SeaCorridor Group	105	27		1	242
Vårgrønn Group	1		886
Ithaca Energy Plc	188	76			366	(138)
Karachaganak Petroleum Operating BV	31	292			1,198
Lotte Versalis Elastomers Co Ltd	6	14		3	51
Mellitah Oil & Gas BV	56	52		11	523
Mozambique Rovuma Venture SpA	26	2		31	53
Petrobel Belayim Petroleum Co	23	509			562
Società Oleodotti Meridionali SpA	12	491		16	11
Société Centrale Electrique du Congo SA	97			104
Vår Energi ASA	30	828	1,918	48	5,047	(57)
Other (*)	37	71	120	74	187
	729	3,150	7,687	435	12,034	(195)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			195
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	161	3		10
Other	16	7	11	27	18
	177	10	206	37	18
	906	3,160	7,893	472	12,052	(195)
Entities controlled by the Government
Cassa Depositi e Prestiti Group	3	25			65
Enel Group	33	153		46	798	(28)
Italgas Group	1	186		5	612
Snam Group	196	436		219	1,342
Terna Group	104	116		386	350	10
GSE - Gestore Servizi Energetici	201	110		1,805	1,548	414
ITA Airways - Italia Trasporto Aereo SpA	13			238
Other (*)	23	66		71
	574	1,092		2,770	4,715	396
Other related parties	1	3		2	37
Groupement Sonatrach – Eni «GSE»	316	316		32	599
Total	1,797	4,571	7,893	3,276	17,403	201

(*) Each individual amount included herein was lower than €50 million.

	December 31, 2023			2023
(€ million)	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	1	194			308
Cardón IV SA	24	142		4	1
Coral FLNG SA	4		1,327	6
Azule Group	113	475	3,156	86	2,146
Saipem Group	5	235	9	6	768
SeaCorridor Group	29	29		1	357
Vårgrønn Group			1,321
Karachaganak Petroleum Operating BV	17	250			1,183
Mellitah Oil & Gas BV	49	20		16	517
Petrobel Belayim Petroleum Co	58	885			870
Società Oleodotti Meridionali SpA	11	473		19	12
Société Centrale Electrique du Congo SA	74			79
Vår Energi ASA	51	764	2,013	58	4,487	(165)
Other (*)	62	73	19	83	203
	498	3,540	7,845	358	10,852	(165)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			183
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	152	4	1	12
Other	13	10	12	13	30
	165	14	196	25	30
	663	3,554	8,041	383	10,882	(165)
Entities controlled by the Government
Cassa Depositi e Prestiti Group	5	33		2	69
Enel Group	95	168		93	497	(109)
Italgas Group	1	149		8	(20)
Snam Group	245	352		1,157	1,625
Terna Group	85	61		400	317	8
GSE - Gestore Servizi Energetici	230	219		2,104	1,875	283
ITA Airways - Italia Trasporto Aereo SpA	5			238
Other (*)	11	68		52	38
	677	1,050		4,054	4,401	182
Other related parties	1	2		1	36
Groupement Sonatrach – Eni «GSE»	222	212		40	569
Total	1,563	4,818	8,041	4,478	15,888	17

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

•         Eni’s share of expenses incurred to develop oil fields billed by Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co, Groupement Sonatrach - Eni «GSE» and, limited to Karachaganak Petroleum Operating BV, purchase of crude oil by Eni Trade & Biofuels SpA; costs recovered from Eni associates are billed on the basis of costs incurred;

•         the residual debt relating to the payment of the consideration for the repurchase of Cardón IV trade receivables towards the state company PDVSA;

•         supply of upstream specialist services and a guarantee issued on a pro-quota basis granted to Coral FLNG SA on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant;

•         guarantees issued to Eni CCUS Holding in connection with the sale of the CCUS assets in the United Kingdom and the Netherlands;

•         supply of upstream specialist services, purchase of crude oil and issue of guarantees against leasing contracts of FPSO vessels to Azule Group;

•         engineering, construction and drilling services by Saipem Group mainly for the Exploration & Production segment;

•         acquisition of transport services from SeaCorridor Group;

•         guarantees issued to Vårgrønn Group mainly in relation to the participation in the Dogger Bank offshore wind project;

•         the sale of gas to In Salah Gas Ltd;

•         receivables relating to the business combination carried out in 2024, the purchase of crude oil and condensate and the execution of commodity derivative contracts from Ithaca Energy Plc Group;

•         the purchase of elastomers from Lotte Versalis Elastomers Co Ltd;

•         advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system at the Taranto refinery;

•         the sale of gas to Société Centrale Electrique du Congo SA;

•         guarantees issued pro rata on behalf of St. Bernard Renewables LLC in favor of suppliers for feedstock purchasing transactions;

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

•         sale of fuel and combustibles, sale and purchase of gas, acquisition of power distribution services and fair value of derivative financial instruments with Enel Group;

•         acquisition of distribution, transportation and storage services with Snam Group and Italgas Group on the basis of the tariffs set by the Italian Regulatory Authority for Energy, Networks and Environment, as well as, from the Snam Group, the receivable for divestment relating to the sale of the 49.9% share capital of SeaCorridor Srl and the purchase and sale of natural gas for granting the system balancing on the basis of prices referred to the quotations of the main energy commodities;

•         acquisition of electricity transmission services and sale and purchase of electricity for granting the system balancing based on prices referred to the quotations of the main energy commodities, and derivatives on commodities entered to hedge the price risk related to the utilization of transport capacity rights with Terna Group;

•         sale and purchase of electricity, gas, environmental certificates, fair value of derivative financial instruments, sale of oil products and storage capacity with GSE - Gestore Servizi Energetici (Energy Services Operator) for the setting-up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) according to the Legislative Decree No. 249/12; the contribution to cover the charges deriving from the performance of OCSIT functions and activities and the contribution paid to GSE for the use of biomethane and other advanced biofuels in the transport sector;

•         the sale of jet fuel to ITA Airways - Italia Trasporto Aereo SpA.

Transactions with other related parties concerned:

•         provisions to pension funds managed by Eni of €25 million and debts for contributions to be paid for €3 million;

•         costs for contributions paid to the Supplementary Healthcare Fund for Managers of Eni Group Companies (FISDE) for €5 million and debts for contributions to be paid for €1 million;

•         contributions and service provisions to Eni Enrico Mattei Foundation for €4 million and to Eni Foundation for €5 million, and revenues from the Eni Foundation for €1 million.

Financing transactions and balances with related parties

	December 31, 2025			2025
(€ million)	Receivables and cash and cash equivalents	Payables	Guarantees	Finance incomes and derivative financial instruments	Finance Expenses	Gain on disposals
Joint ventures and associates
Coral FLNG SA	417			20
E&E Algeria Touat BV		56
Eni CCUS Holding	123
Saipem Group		247			11
Mozambique Rovuma Venture SpA	2,318	91		147	11
Other (*)	70	57	4	45	49
	2,928	451	4	212	71
Unconsolidated entities controlled by Eni
Other (*)	41	55		2	1
	41	55		2	1
Entities controlled by the Government
Cassa Depositi e Prestiti Group		52			2
Other		35		1	3	(18)
		87		1	5	(18)
Total	2,969	593	4	215	77	(18)

(*) Each individual amount included herein was lower than €50 million.

	December 31, 2024			2024
(€ million)	Receivables and cash and cash equivalents	Payables	Guarantees	Finance incomes and derivative financial instruments	Finance Expenses	Gain on disposals
Joint ventures and associates
Coral FLNG SA	522			24
Coral South FLNG DMCC			1,539		(1)
Saipem Group		222		1
Mozambique Rovuma Venture SpA	1,769	58		132	11
Pengerang Biorefinery Sdn Bhd	60
Other	37	39	2	38	41
	2,388	319	1,541	195	51
Unconsolidated entities controlled by Eni
Other	40	36		2	2
	40	36		2	2
Entities controlled by the Government
Cassa Depositi e Prestiti Group		53
Other		7		1	4	(12)
		60		1	4	(12)
Other related parties		4
Total	2,428	419	1,541	198	57	(12)

	December 31, 2023			2023
(€ million)	Receivables and cash and cash equivalents	Payables	Guarantees	Finance incomes and derivative financial instruments	Finance Expenses	Gain on disposals
Joint ventures and associates
Coral FLNG SA	453			15
Coral South FLNG DMCC			1,448
Saipem Group		56			8
Mozambique Rovuma Venture SpA	1,339	170		101
Other	49	13	1	39	14	1
	1,841	239	1,449	155	22	1
Unconsolidated entities controlled by Eni
Other	7	38		1	1
	7	38		1	1
Entities controlled by the Government
Cassa Depositi e Prestiti Group		56			2
Snam Group						443
Other	14	2			3	1
	14	58			5	444
Total	1,862	335	1,449	156	28	445

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

•         a financing loan granted to Coral FLNG SA for the construction of a floating gas liquefaction plant in Area 4 offshore Mozambique;

•         a cash deposit with Group finance companies for E&E Algeria Touat BV;

•         a financing loan granted by Eni UK to Bacton CCS, part of the Eni CCS Holding group, as part of the agreement with GIP;

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

The most significant transactions with entities controlled by the Italian Government concerned:

•         finance debt for the realization of charging infrastructures for electric vehicles with Cassa e Depositi e Prestiti Group.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet accounts consisted of the following:

	December 31, 2025			December 31, 2024
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Other current financial assets	3,710	2,357	63.53	1,085	48	4.42
Trade and other receivables	12,436	1,375	11.06	16,901	1,601	9.47
Other current assets	3,943	76	1.93	3,662	54	1.47
Other non-current financial assets	1,109	612	55.18	3,215	2,380	74.03
Other non-current assets	2,839	207	7.29	4,011	142	3.54
Short-term debt	4,929	265	5.38	4,238	136	3.21
Current portion of long-term debt	3,434	128	3.73	4,582	21	0.46
Current portion of non-current lease liabilities	1,263	108	8.55	1,279	152	11.88
Trade and other payables	20,261	4,283	21.14	22,092	4,017	18.18
Other current liabilities	4,039	86	2.13	5,049	34	0.67
Long-term debt	20,139	52	0.26	21,570	79	0.37
Non-current lease liabilities	4,437	40	0.90	5,174	31	0.60
Other non-current liabilities	3,390	462	13.63	4,449	520	11.69

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

	2025			2024			2023
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %
Sales from operations	82,151	2,973	3.62	88,797	2,997	3.38	93,717	4,322	4.61
Other income and revenues	1,478	285	19.28	2,417	279	11.54	1,099	156	14.19
Purchases, services and other	(67,056)	(17,769)	26.50	(71,114)	(17,404)	24.47	(73,836)	(15,885)	21.51
Net (impairments) reversals of trade and other receivables	(11)	(1)	9.09	(168)	(2)	1.19	(249)	5	..
Payroll and related costs	(3,229)	17	..	(3,262)	3	..	(3,136)	(8)	0.26
Other operating income (expense)	641	(264)	..	(352)	201	..	478	17	3.56
Finance income	7,196	215	2.99	7,715	198	2.57	7,417	155	2.09
Finance expense	(8,170)	(77)	0.94	(8,980)	(57)	0.63	(8,113)	(28)	0.35
Derivative financial instruments	(80)			278			(61)	1	..
Other income (expense) from investments	426	(18)	..	984	(12)	..	1,108	445	40.16

Main cash flows with related parties are provided below:

(€ million)	2025	2024	2023
Revenues and other income	3,258	3,276	4,478
Costs and other expenses	(15,198)	(15,056)	(13,539)
Other operating income (loss)	(264)	201	17
Net change in trade and other receivables and payables	691	(61)	1,916
Net interests	138	132	117
Net cash provided from operating activities	(11,375)	(11,508)	(7,011)
Capital expenditure in tangible and intangible assets	(2,555)	(2,347)	(2,349)
Disposal of investments			440
Net change in accounts payable and receivable in relation to investments	93	(292)	504
Change in financial receivables	(719)	(501)	(290)
Net cash used in investing activities	(3,181)	(3,140)	(1,695)
Change in financial and lease liabilities	(407)	(20)	(162)
Net cash used in financing activities	(407)	(20)	(162)
Change in cash and cash equivalents		(3)	(7)
Total financial flows to related parties	(14,963)	(14,671)	(8,875)

The impact of cash flows with related parties consisted of the following:

	2025			2024			2023
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %
Net cash provided from operating activities	13,330	(11,375)	..	13,092	(11,508)	..	15,119	(7,011)	..
Net cash used in investing activities	(9,298)	(3,181)	34.21	(9,817)	(3,140)	31.99	(9,365)	(1,695)	18.10
Net cash used in financing activities	(3,596)	(407)	11.32	(5,380)	(20)	0.37	(5,668)	(162)	2.86

37 Other information about investments

Information on Eni’s investments as of December 31, 2025

The following section provides information about Eni’s consolidated subsidiaries as of December 31, 2025.

CONSOLIDATED SUBSIDIARIES

EXPLORATION & PRODUCTION

IN ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Eni Marine Services SpA	San Donato Milanese (MI)	Italy	Eni SpA	100.00	100.00
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	Eni SpA	100..00	100.00
Eni Mozambico SpA	San Donato Milanese (MI)	Mozambique	Eni SpA	100.00	100.00
Eni Natural Energies Mozambico Srl	San Donato Milanese (MI)	Mozambique	Eni Natural Energies SpA	100.00	100.00
Eni Natural Energies SpA	San Donato Milanese (MI)	Italy	Eni SpA	100.00	100.00
EniProgetti SpA	Venezia Marghera (VE)	Italy	Eni SpA	100.00	100.00
Eni Trade & Biofuels SpA	Rome	Italy	Eni SpA	100.00	100.00
Floaters SpA	San Donato Milanese (MI)	Italy	Eni SpA	100.00	100.00
Società Petrolifera Italiana SpA	San Donato Milanese (MI)	Italy	Eni SpA	99.96	99.96
			Third parties	0.04

OUTSIDE ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Agip Caspian Sea BV	Amsterdam (Netherlands)	Kazakhstan	Eni International BV	100.00	100.00
Agip Energy and Natural Resources (Nigeria) Ltd	Abuja (Nigeria)	Nigeria	Eni International BV	95.00	100.00
			Eni Oil Holdings BV	5.00
Agip Karachaganak BV	Amsterdam (Netherlands)	Kazakhstan	Eni International BV	100.00	100.00
Burren Energy (Bermuda) Ltd	Hamilton (Bermuda)	United Kingdom	Burren Energy Plc	100.00	100.00
Burren Energy Congo Ltd	Road Town (British Virgin Islands)	Republic of the Congo	Burren En. (Berm) Ltd	100.00	100.00
Burren Energy India Ltd	London (United Kingdom)	United Kingdom	Burren Energy Plc	100.00	100.00
Burren Energy Plc	London (United Kingdom)	United Kingdom	Eni UK Holding Plc	99.99	100.00
			Eni UK Ltd	(..)
Eni Abu Dhabi BV	Amsterdam (Netherlands)	United Arab Emirates	Eni International BV	100.00	100.00
Eni Albania BV	Amsterdam (Netherlands)	Albania	Eni Netherlands Hold. BV	100.00	100.00
Eni Algeria Exploration BV	Amsterdam (Netherlands)	Algeria	Eni International BV	100.00	100.00
Eni Algeria Production BV	Amsterdam (Netherlands)	Algeria	Eni International BV	100.00	100.00
Eni Ambalat Ltd	London (United Kingdom)	Indonesia	Eni Indonesia Ltd	100.00	100.00
Eni America Ltd	Dover (USA)	USA	Eni UHL Ltd	100.00	100.00
Eni Argentina Exploración y Explotación SA	Buenos Aires (Argentina)	Argentina	Eni International BV	95.00	100.00
			Eni Oil Holdings BV	5.00
Eni Arguni I Ltd	London (United Kingdom)	Indonesia	Eni Indonesia Ltd	100.00	100.00
Eni Australia BV	Amsterdam (Netherlands)	Australia	Eni International BV	100.00	100.00
Eni Australia Ltd	London (United Kingdom)	Australia	Eni International BV	100.00	100.00

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Eni BB Petroleum Inc	Dover (USA)	USA	Eni Petroleum Co Inc	100.00	100.00
Eni BTC Ltd	London (United Kingdom)	United Kingdom	Eni International BV	100.00	100.00
Eni Bukat Ltd	London (United Kingdom)	Indonesia	Eni Indonesia Ltd	100.00	100.00
Eni Canada Holding Ltd	Calgary (Canada)	Canada	Eni International BV	100.00	100.00
Eni China BV	Amsterdam (Netherlands)	China	Eni International BV	100.00	100.00
Eni Congo SAU	Pointe-Noire (Republicof the Congo)	Republic of the Congo	Eni E&P Holding BV	100.00	100.00
Eni Côte d'Ivoire Ltd	London (United Kingdom)	Ivory Coast	Eni Lasmo Plc	100.00	100.00
Eni Cyprus Ltd	Nicosia (Cyprus)	Cyprus	Eni International BV	100.00	100.00
Eni East Ganal Ltd	London (United Kingdom)	Indonesia	Eni Indonesia Ltd	100.00	100.00
Eni East Med BV	Amsterdam (Netherlands)	Netherlands	Eni International BV	100.00	100.00
Eni East Sepinggan Ltd	London (United Kingdom)	Indonesia	Eni Indonesia Ltd	100.00	100.00
Eni Energy Alam El Shawish BV	The Hague (Netherlands)	Egypt	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Energy Arguni I BV	The Hague (Netherlands)	Indonesia	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Energy Ashrafi BV	The Hague (Netherlands)	Egypt	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Energy Australia Pty Ltd	Perth (Australia)	Australia	Eni En. Holding NL BV	100.00	100.00
Eni Energy Bonaparte Pty Ltd	Perth (Australia)	Australia	Eni En. Australia Pty Ltd	100.00	100.00
Eni Energy E&P Holding Netherlands BV	The Hague (Netherlands)	Netherlands	Eni En. Holding NL BV	100.00	100.00
Eni Energy East Ganal BV	The Hague (Netherlands)	Indonesia	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Energy East Sepinggan BV	The Hague (Netherlands)	Indonesia	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Energy Egypt BV	The Hague (Netherlands)	Egypt	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Energy Facilities Netherlands BV	The Hague (Netherlands)	Netherlands	Eni Energy NL BV	100.00	100.00
Eni Energy Germany BV	The Hague (Netherlands)	Germany	Eni Energy NL BV	100.00	100.00
Eni Energy Group Holdings Ltd	London (United Kingdom)	United Kingdom	Eni En. Group Midco Ltd	100.00	100.00
Eni Energy Group Ltd	London (United Kingdom)	United Kingdom	Eni International BV	100.00	100.00

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Eni Energy Group Midco Ltd	London (United Kingdom)	United Kingdom	Eni Energy Group Ltd	100.00	100.00
Eni Energy Holding Netherlands BV	The Hague (Netherlands)	Netherlands	Eni International BV	100.00	100.00
Eni Energy Hydrogen BV	The Hague (Netherlands)	Netherlands	Eni Energy NL BV	100.00	100.00
Eni Energy Jakarta BV	The Hague (Netherlands)	Indonesia	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Energy Muara Bakau BV	The Hague (Netherlands)	Indonesia	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Energy Netherlands Administration BV	The Hague (Netherlands)	Netherlands	Eni Energy NL BV	100.00	100.00
Eni Energy Netherlands BV	The Hague (Netherlands)	Netherlands	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Energy North Ganal BV	The Hague (Netherlands)	Indonesia	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Energy North West El Amal BV	The Hague (Netherlands)	Egypt	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Energy Participation Netherlands BV	The Hague (Netherlands)	Netherlands	Eni Energy NL BV	100.00	100.00
Eni Energy Russia BV	Amsterdam (Netherlands)	Netherlands	Eni International BV	100.00	100.00
Eni Energy Touat Holding BV	The Hague (Netherlands)	Netherlands	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Energy West Ganal BV	The Hague (Netherlands)	Indonesia	Eni En. E&P Hold. NL BV	100.00	100.00
Eni Exploration & Production Holding BV	Amsterdam (Netherlands)	Netherlands	Eni International BV	100.00	100.00
Eni Ganal Deepwater Ltd	Hamilton (Bermuda)	Indonesia	Eni Lasmo Plc	100.00	100.00
Eni Ganal Ltd	London (United Kingdom)	Indonesia	Eni Indonesia Ltd	100.00	100.00
Eni Gas & Power LNG Australia BV	Amsterdam (Netherlands)	Australia	Eni International BV	100.00	100.00
Eni Ghana Exploration and Production Ltd	Accra (Ghana)	Ghana	Eni International BV	100.00	100.00
Eni GoM Llc	Dover (USA)	USA	Eni Marketing Inc	100.00	100.00
Eni Hewett Ltd	Aberdeen (United Kingdom)	United Kingdom	Eni UK Ltd	100.00	100.00
Eni In Amenas Ltd	Aberdeen (United Kingdom)	Algeria	Eni Algeria Expl.BV	100.00	100.00
Eni In Salah Ltd	Nassau (Bahamas)	Algeria	Eni IS Exploration Ltd	60.48	100.00
			Eni Algeria Expl.BV	39.52
Eni Indonesia Ltd	London (United Kingdom)	Indonesia	Eni ULX Ltd	100.00	100.00

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Eni Indonesia Ots 1 Ltd	George Town (Cayman Islands)	Indonesia	Eni Indonesia Ltd	100.00	100.00
Eni International NA NV Sàrl	Luxembourg (Luxembourg)	United Kingdom	Eni International BV	100.00	100.00
Eni Investments Plc	London (United Kingdom)	United Kingdom	Eni SpA	99.99	100.00
			Eni UK Ltd	(..)
Eni Iraq BV	Amsterdam (Netherlands)	Iraq	Eni International BV	100.00	100.00
Eni IS Exploration Ltd	London (United Kingdom)	United Kingdom	Eni Algeria Expl.BV	100.00	100.00
Eni Isatay BV	Amsterdam (Netherlands)	Kazakhstan	Eni International BV	100.00	100.00
Eni JPDA 03-13 Ltd	London (United Kingdom)	Australia	Eni International BV	100.00	100.00
Eni JPDA 06-105 Pty Ltd	Perth (Australia)	Australia	Eni International BV	100.00	100.00
Eni Kenya BV	Amsterdam (Netherlands)	Kenya	Eni Netherlands Hold. BV	100.00	100.00
Eni Lasmo Plc	London (United Kingdom)	United Kingdom	Eni Investments Plc	99.99	100.00
			Eni UK Ltd	(..)
Eni LNS Ltd	London (United Kingdom)	United Kingdom	Eni UK Ltd	100.00	100.00
Eni Makassar Ltd	Hamilton (Bermuda)	Indonesia	Eni Lasmo Plc	100.00	100.00
Eni Marketing Inc	Dover (USA)	USA	Eni Petroleum Co Inc	100.00	100.00
Eni México S. de RL de CV	Mexico City (Mexico)	Mexico	Eni International BV	99.69	100.00
			Eni Oil Holdings BV	0.31
Eni Middle East Ltd	London (United Kingdom)	United Arab Emirates	Eni ULT Ltd	100.00	100.00
Eni Mozambique LNG Holding BV	Amsterdam (Netherlands)	Netherlands	Eni International BV	100.00	100.00
Eni Muara Bakau BV	Amsterdam (Netherlands)	Indonesia	Eni International BV	100.00	100.00
Eni Natural Energies Congo SAU	Pointe-Noire (Republic of the Congo)	Republic of the Congo	Eni Natural Energies SpA	100.00	100.00
Eni Natural Energies Côte d'Ivoire SA	Abidjan (Ivory Coast)	Ivory Coast	Eni Natural Energies SpA	100.00	100.00
Eni Natural Energies Kenya EPZ Ltd	Kinango (Kenya)	Kenya	Eni Natural Energies SpA	100.00	100.00

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Eni Natural Energies Vietnam Llc	Ho Chi Minh City (Vietnam)	Vietnam	Eni Natural Energies SpA	100.00	100.00
Eni North Africa BV	Amsterdam (Netherlands)	Libya	Eni International BV	100.00	100.00
Eni North Ganal Ltd	London (United Kingdom)	Indonesia	Eni Indonesia Ltd	100.00	100.00
Eni Oil & Gas Inc	Dover (USA)	USA	Eni America Ltd	100.00	100.00
Eni Oil Algeria Ltd	London (United Kingdom)	Algeria	Eni Lasmo Plc	100.00	100.00
Eni Oil Holdings BV	Amsterdam (Netherlands)	Netherlands	Eni ULX Ltd	100.00	100.00
Eni Oman BV	Amsterdam (Netherlands)	Oman	Eni International BV	100.00	100.00
Eni Peri Mahakam Ltd	London (United Kingdom)	Indonesia	Eni Indonesia Ltd	100.00	100.00
Eni Petroleum Co Inc	Dover (USA)	USA	Eni SpA	60.06	100.00
			Eni International BV	39.94
Eni Petroleum US Llc	Dover (USA)	USA	Eni BB Petroleum Inc	100.00	100.00
EniProgetti Egypt Ltd	Cairo (Egypt)	Egypt	EniProgetti SpA	99.00	100.00
			Eni SpA	1.00
Eni Qatar BV	Amsterdam (Netherlands)	Qatar	Eni International BV	100.00	100.00
Eni RAK BV	Amsterdam (Netherlands)	United Arab Emirates	Eni Netherlands Hold. BV	100.00	100.00
Eni Rapak Deepwater Ltd	Hamilton (Bermuda)	Indonesia	Eni Lasmo Plc	100.00	100.00
Eni Rapak Ltd	London (United Kingdom)	Indonesia	Eni Indonesia Ltd	100.00	100.00
Eni Rovuma Basin BV	Amsterdam (Netherlands)	Mozambique	Eni Mozamb. LNG H. BV	100.00	100.00
Eni Sharjah BV	Amsterdam (Netherlands)	United Arab Emirates	Eni International BV	100.00	100.00
Eni Timor 22-23 BV	Amsterdam (Netherlands)	East Timor	Eni International BV	100.00	100.00
Eni TNS Ltd	Aberdeen (United Kingdom)	United Kingdom	Eni UK Ltd	100.00	100.00
Eni Trading & Shipping Inc	Dover (USA)	USA	Eni Petroleum Co Inc	100.00	100.00
Eni Transporte y Suministro México S. de RL de CV	Mexico City (Mexico)	Mexico	Eni International BV	99.90	100.00
			Eni Oil Holdings BV	0.10
Eni Tunisia BV	Amsterdam (Netherlands)	Tunisia	Eni Netherlands Hold. BV	100.00	100.00
Eni Turkmenistan Ltd	Hamilton (Bermuda)	Turkmenistan	Burren En. (Berm) Ltd	100.00	100.00

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Eni UHL Ltd	London (United Kingdom)	United Kingdom	Eni ULT Ltd	100.00	100.00
Eni UK Holding Plc	London (United Kingdom)	United Kingdom	Eni Lasmo Plc	99.99	100.00
			Eni UK Ltd	(..)
Eni UK Ltd	London (United Kingdom)	United Kingdom	Eni International BV	100.00	100.00
Eni ULT Ltd	London (United Kingdom)	United Kingdom	Eni Lasmo Plc	100.00	100.00
Eni ULX Ltd	London (United Kingdom)	United Kingdom	Eni ULT Ltd	100.00	100.00
Eni US Operating Co Inc	Dover (USA)	USA	Eni Petroleum Co Inc	100.00	100.00
Eni USA Gas Marketing Llc	Dover (USA)	USA	Eni Marketing Inc	100.00	100.00
Eni USA Inc	Dover (USA)	USA	Eni Oil & Gas Inc	100.00	100.00
Eni Venezuela BV	Amsterdam (Netherlands)	Venezuela	Eni Venezuela E&P H.	100.00	100.00
Eni Venezuela E&P Holding SA	Bruxelles (Belgium)	Belgium	Eni International BV	100.00	100.00
Eni Vietnam BV	Amsterdam (Netherlands)	Vietnam	Eni International BV	100.00	100.00
Eni West Ganal Ltd	London (United Kingdom)	Indonesia	Eni Indonesia Ltd	100.00	100.00
Eni West Timor Ltd	London (United Kingdom)	Indonesia	Eni Indonesia Ltd	100.00	100.00
Export LNG Ltd	Hong Kong (Hong Kong)	Hong Kong	Eni SpA	100.00	100.00
First Calgary Petroleums LP	Wilmington (USA)	Algeria	Eni Canada Hold. Ltd	99.99	100.00
			FCP Partner Co ULC	0.01
First Calgary Petroleums Partner Co ULC	Calgary (Canada)	Canada	Eni Canada Hold. Ltd	100.00	100.00
Ieoc Production BV	Amsterdam (Netherlands)	Egypt	Eni International BV	100.00	100.00
Lasmo Sanga Sanga Ltd	Hamilton (Bermuda)	Indonesia	Eni Lasmo Plc	100.00	100.00
Nigerian Agip Exploration Ltd	Abuja (Nigeria)	Nigeria	Eni International BV	99.99	100.00
			Eni Oil Holdings BV	0.01
Production North Sea Netherlands Ltd	Wilmington (USA)	Netherlands	Eni Energy NL BV	100.00	100.00
PT Eni Natural Energies Indonesia	Jakarta (Indonesia)	Indonesia	Eni Natural Energies SpA	99.99	100.00
			ENE Italia	0.01

GLOBAL GAS & LNG PORTFOLIO

IN ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Eni Global Energy Markets SpA	Rome	Italy	Eni SpA	100.00	100.00
LNG Shipping SpA	San Donato Milanese (MI)	Italy	Eni SpA	100.00	100.00

OUTSIDE ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Eni España Comercializadora de Gas SAU	Madrid (Spain)	Spain	Eni SpA	100.00	100.00
Eni G&P Trading BV	Amsterdam (Netherlands)	Turkey	Eni Netherlands Hold. BV	100.00	100.00
Eni Gas Liquefaction BV	Amsterdam (Netherlands)	Netherlands	Eni Netherlands Hold. BV	100.00	100.00

Power

IN ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
EniPower SpA	San Donato Milanese (MI)	Italy	Eni SpA	51.00	51.00
			Third parties	49.00
EniPower Mantova SpA	San Donato Milanese (MI)	Italy	EniPower SpA	86.50	44.12
			Third parties	13.50

REFINING AND CHEMICALS

Refining

IN ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Ecofuel SpA	San Donato Milanese (MI)	Italy	Eni SpA	100.00	100.00

OUTSIDE ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Eni Abu Dhabi Refining & Trading BV	Amsterdam (Netherlands)	Netherlands	Eni International BV	100.00	100.00

Chemicals

IN ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Versalis SpA	San Donato Milanese (MI)	Italy	Eni SpA	100.00	100.00
Finproject SpA	Morrovalle (MC)	Italy	Versalis SpA	100.00	100.00
Novamont SpA	Novara	Italy	Versalis SpA	100.00	100.00
Versalis Oilfield Solutions Srl (former Rewave Srl)	San Donato Milanese (MI)	Italy	Versalis SpA	100.00	100.00

OUTSIDE ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
BioBag Americas Inc	Dunedin (USA)	USA	BioBag International	100.00	100.00
BioBag International AS	Indre Østfold (Norway)	Norway	Novamont SpA	100.00	100.00
Dagöplast AS	Hiiumaa (Estonia)	Estonia	BioBag International	100.00	100.00
Dunastyr Polisztirolgyártó Zártkörûen Mûködõ Részvénytársaság	Budapest (Hungary)	Hungary	Versalis SpA	96.34	100.00
			Versalis Deutsch. GmbH	1.83
			Versalis International SA	1.83
Finproject India Pvt Ltd	Jaipur (India)	India	Versalis Asia Pacific	99.99	100.00
			Finproject SpA	(..)
Finproject Romania Srl	Valea Lui Mihai (Romania)	Romania	Finproject SpA	100.00	100.00
Foam Creations (2008) Inc	Quebec City (Canada)	Canada	Finproject SpA	100.00	100.00
Foam Creations México SA de CV	León (Mexico)	Mexico	Foam Creations (2008)	53.23	100.00
			Finproject SpA	46.77
Novamont France SAS	Paris (France)	France	Novamont SpA	100.00	100.00
Novamont Iberia SLU	Cornellà de Llobregat (Spain)	Spain	Novamont SpA	100.00	100.00
Novamont North America Inc	Shelton (USA)	USA	Novamont SpA	100.00	100.00
Versalis Americas Inc	Dover (USA)	USA	Eni Petroleum Co Inc	100.00	100.00
Versalis Asia Pacific Pte Ltd	Singapore (Singapore)	Singapore	Versalis SpA	100.00	100.00
Versalis Congo Sarlu	Pointe-Noire (Republic of the Congo)	Republic of the Congo	Versalis Oilfield S. Srl	100.00	100.00
Versalis Deutschland GmbH	Eschborn (Germany)	Germany	Versalis SpA	100.00	100.00
Versalis France SAS	Mardyck (France)	France	Versalis SpA	100.00	100.00
Versalis International Côte d'Ivoire Sarlu	Abidjan (Ivory Coast)	Ivory Coast	Versalis Oilfield S. Srl	100.00	100.00

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Versalis International SA	Bruxelles (Belgium)	Belgium	Versalis SpA	59.00	100.00
			Versalis Deutsch. GmbH	23.71
			Dunastyr Zrt	14.43
			Versalis France	2.86
Versalis Kimya Ticaret Limited Sirketi	Istanbul (Turkey)	Turkey	Versalis International SA	100.00	100.00
Versalis México S. de RL de CV	Mexico City (Mexico)	Mexico	Versalis Oilfield S. Srl	99.99	100.00
			Versalis SpA	(..)
Versalis Pacific Trading (Shanghai) Co Ltd	Shanghai (China)	China	Versalis Asia Pacific	100.00	100.00
Versalis UK Ltd	London (United Kingdom)	United Kingdom	Versalis SpA	100.00	100.00

ENILIVE AND PLENITUDE

Enilive

IN ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Enilive SpA	Rome	Italy	Eni SpA	70.00	70.00
			Third parties	30.00
Bioraffineria di Gela SpA	Gela (CL)	Italy	Enilive SpA	100.00	70.00
Enimoov SpA	Rome	Italy	Enilive SpA	100.00	70.00

OUTSIDE ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Aten Oil SLU	Madrid (Spain)	Spain	Enilive Iberia SLU	100.00	70.00
Eni Energy (Shanghai) Co Ltd	Shanghai (China)	China	Enilive SpA	100.00	70.00
Enilive Austria GmbH	Wien (Austria)	Austria	Enilive SpA	75.00	70.83
			Enilive Deutsch. GmbH	25.00
Enilive Benelux BV	Rotterdam (Netherlands)	Netherlands	Enilive SpA	100.00	70.00
Enilive Deutschland GmbH	Munich (Germany)	Germany	Enilive SpA	89.00	73.30
			Eni International BV	11.00
Enilive France Sàrl	Lyon (France)	France	Enilive SpA	100.00	70.00
Enilive Iberia SLU	Alcobendas (Spain)	Spain	Enilive SpA	100.00	70.00
Enilive Marketing Austria GmbH	Wien (Austria)	Austria	Enimoov Austria GmbH	99.99	70.83
			Enilive SpA	(..)
Enilive Schmiertechnik GmbH	Wurzburg (Germany)	Germany	Enilive Deutsch. GmbH	100.00	73.30
Enilive Suisse SA	Lausanne (Switzerland)	Switzerland	Enilive SpA	100.00	70.00
Enilive US Inc	Dover (USA)	USA	Enilive SpA	100.00	70.00
Enimoov Austria GmbH	Wien (Austria)	Austria	Enilive Austria GmbH	100.00	70.83

Plenitude

IN ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Eni Plenitude SpA Società Benefit	Milan	Italy	Eni SpA	70.00	70.00
			Third parties	30.00
Agrikroton Srl - Società Agricola	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Enerkall Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Eni Plenitude Miniwind Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Eni Plenitude Renewables Italy SpA	Milan	Italy	Eni Plenitude SpA SB	100.00	70.00
Eni Plenitude Società Agricola Bio Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Eni Plenitude Solar II Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Eni Plenitude Storage Italy Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Evolvere Venture SpA	Milan	Italy	Plen. En. Serv. SpA	100.00	70.00
Fotovoltaica Pietramontecorvino Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
FV4P Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Gemsa Solar Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
GPC Due Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Green Parity Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Lugo Società Agricola Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Plenitude Energy Services SpA	Milan	Italy	Eni Plenitude SpA SB	100.00	70.00
Plenitude On The Road Srl (former Be Charge Srl)	Milan	Italy	Eni Plenitude SpA SB	100.00	70.00
Società Agricola Casemurate Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Società Agricola Forestale Pianura Verde Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Società Agricola L'Albero Azzurro Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00
Timpe Muzzunetti 2 Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	70.00	49.00
			Third parties	30.00
Wind Salandra Srl	Cesena (FC)	Italy	Eni Plen. Ren. Italy SpA	100.00	70.00

OUTSIDE ITALY
Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Ljubljana (Slovenia)	Slovenia	Eni Plenitude SpA SB	51.00	35.70
			Third parties	49.00
Aleria Solar SAS	Bastia (France)	France	Eni Plen. Op. Fr. SAS	100.00	70.00
Almazara Solar SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Alpinia Solar SLU	Madrid (Spain)	Spain	Eni Plen. Ren. Lux. Sàrl	100.00	70.00
Argenta Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Argon SAS	Argenteuil (France)	France	Eni Plen. Op. Fr. SAS	100.00	70.00
Armadura Solar SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Athies-Samoussy Solar PV1 SAS	Argenteuil (France)	France	Krypton SAS	100.00	70.00
Athies-Samoussy Solar PV2 SAS	Argenteuil (France)	France	Krypton SAS	100.00	70.00
Athies-Samoussy Solar PV3 SAS	Argenteuil (France)	France	Krypton SAS	100.00	70.00
Athies-Samoussy Solar PV4 SAS	Argenteuil (France)	France	Xenon SAS	100.00	70.00
Athies-Samoussy Solar PV5 SAS	Argenteuil (France)	France	Xenon SAS	100.00	70.00
Atlante Solar SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Azursol Est SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Azursol Sud SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Belle Magiocche Solaire SAS	Bastia (France)	France	Eni Plen. Op. Fr. SAS	100.00	70.00
Boceto Solar SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Brazoria Class B Member Llc	Dover (USA)	USA	Eni New Energy US Inc	100.00	70.00
Brazoria County Solar Project Llc	Dover (USA)	USA	Brazoria HoldCo Llc	100.00	66.05
Brazoria HoldCo Llc	Dover (USA)	USA	Brazoria Class B	94.36	66.05
			Third parties	5.64
Brown Chapel Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
BT Kellam Solar Llc	Austin (USA)	USA	Kellam Tax Eq. Partn.	100.00	65.73
Burlington Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Cattlemen Class A Llc	Dover (USA)	USA	Eni New Energy US Inc	100.00	70.00
Centrale Eolienne de la Verte Epine SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Eolienne de l'Orvin SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Eolienne des Ailes de Foulzy SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Eolienne de Viersat SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Eolienne du Pays entre Madon et Moselle SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	91.00	63.70
			Third parties	9.00
Centrale Eolienne la Garenne SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Eolienne Largeasse SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Eolienne le Mont de Malan SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Eolienne les Hauts Chemins SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Eolienne Neo Avel SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Eolienne Terrajeaux SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Photovoltaique de Mer SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Antugnac 2 SAS	Levallois-Perret (France)	France	Plen. Prod. France SAS	100.00	70.00
Centrale Solaire Arue 1 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Arue 2 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Arue 3 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Cessieu Nord Isere SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Corbas 1 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Centrale Solaire Corbas 3 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Helys SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	60.00	42.00
			Third parties	40.00
Centrale Solaire le Bernardan 2 SAS	Levallois-Perret (France)	France	Plen. Prod. France SAS	100.00	70.00
Centrale Solaire les Huchanes SAS	Levallois-Perret (France)	France	Plen. Prod. France SAS	100.00	70.00
Centrale Solaire Morcenx 1 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Morcenx 2 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Morhange 2 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 6 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 8 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 9 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 10 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 11 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 12 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 18 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 19 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 20 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 21 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 24 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 26 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 28 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 31 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 34 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 38 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 43 SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Orion 50 SAS	Levallois-Perret (France)	France	Plen. Prod. France SAS	100.00	70.00
Centrale Solaire Poullignac SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	86.51	60.55
			Third parties	13.49
Centrale Solaire Saint Avit SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrale Solaire Valenciennes Aerodrome SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Centrales Solaires Delta SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Chapitel Solar SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Chimney Creek Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Corazon Energy Class B Llc	Dover (USA)	USA	Eni New Energy US Inc	100.00	70.00
Corazon Energy Llc	Dover (USA)	USA	Corazon Tax Eq. Part. Llc	100.00	66.81
Corazon Tax Equity Partnership Llc	Dover (USA)	USA	Corazon En. Class B Llc	95.45	66.81
			Third parties	4.55
Cornisa Solar SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Daviess County Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Delta Stockage SAS	Levallois-Perret (France)	France	Plen. Prod. France SAS	70.00	49.00
			Third parties	30.00
Eagle Springs Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Ekain Renovables SLU	Madrid (Spain)	Spain	Eni Plen. T. S. Spain	100.00	70.00
Emery Bull Creek Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Enera Conseil SAS	Levallois-Perret (France)	France	Eni Plenitude France SAS	100.00	70.00
Energías Ambientales de Outes SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Eni New Energy US Holding Llc	Dover (USA)	USA	Eni New Energy US Inc	99.00	70.00
			Eni New Energy US Inv.Inc	1.00
Eni New Energy US Inc	Dover (USA)	USA	Eni Plenitude SpA SB	100.00	70.00
Eni New Energy US Investing Inc	Dover (USA)	USA	Eni New Energy US Inc	100.00	70.00
Eni Plenitude France SAS (former Eni Gas & Power France SA)	Levallois-Perret (France)	France	Eni Plenitude SpA SB	100.00	70.00
Eni Plenitude Iberia SLU	Santander (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Eni Plenitude Investment Colombia SAS	Bogotà (Colombia)	Colombia	Eni Plen. Ren. Italy SpA	100.00	70.00
Eni Plenitude Investment Spain SLU	Madrid (Spain)	Spain	Eni Plen. Ren. Italy SpA	100.00	70.00
Eni Plenitude Operations France SAS	Argenteuil (France)	France	Eni Plen. Ren. Lux. Sàrl	100.00	70.00
Eni Plenitude Renewables Australia Pty Ltd (former Eni New Energy Australia Pty Ltd)	Perth (Australia)	Australia	Eni Plenitude SpA SB	100.00	70.00
Eni Plenitude Renewables Batchelor Pty Ltd (former Eni New Energy Batchelor Pty Ltd)	Perth (Australia)	Australia	Eni Plen Ren Aus. Pty Ltd	100.00	70.00
Eni Plenitude Renewables France SAS	Argenteuil (France)	France	Eni Plen. Ren. Lux. Sàrl	100.00	70.00
Eni Plenitude Renewables Hellas Single Member SA	Athens (Greece)	Greece	Eni Plenitude SpA SB	100.00	70.00
Eni Plenitude Renewables Holding BV (former Eni Energy Solutions BV)	Amsterdam (Netherlands)	Netherlands	Eni Plenitude SpA SB	100.00	70.00
Eni Plenitude Renewables Katherine Pty Ltd (former Eni New Energy Katherine Pty Ltd)	Perth (Australia)	Australia	Eni Plen Ren Aus. Pty Ltd	100.00	70.00
Eni Plenitude Renewables Luxembourg Sàrl	Luxembourg (Luxembourg)	Luxembourg	Eni Plenitude SpA SB	100.00	70.00
Eni Plenitude Renewables Manton Dam Pty Ltd (former Eni New Energy Manton Dam Pty Ltd)	Perth (Australia)	Australia	Eni Plen Ren Aus. Pty Ltd	100.00	70.00
Eni Plenitude Renewables Spain SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	63.67	70.00
			Eni Plen. Ren. Lux. Sàrl	30.05
			Energías Amb. de Outes	6.28
Eni Plenitude Rooftop France SAS	Argenteuil (France)	France	Eni Plen. Ren. Lux. Sàrl	100.00	70.00
Eni Plenitude Technical Services Colombia SAS	Bogotà (Colombia)	Colombia	Eni Plen. Ren. Italy SpA	60.00	42.00
			Third parties	40.00
Eni Plenitude Technical Services Romania Srl	Cluj-Napoca (Romania)	Romania	Eni Plen. Ren. Italy SpA	100.00	70.00
Eni Plenitude Technical Services Spain SLU	Madrid (Spain)	Spain	Eni Plen. Ren. Italy SpA	100.00	70.00
Eolica Cuellar de la Sierra SLU	Madrid (Spain)	Spain	Eni Plen. Inv. Spain SLU	100.00	70.00
Eoliennes Chemin Vert SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Eoliennes Courcome SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Estanque Redondo Solar SLU	Madrid (Spain)	Spain	Eni Plen. Ren. Lux. Sàrl	100.00	70.00
Five Mile Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Flat Bayou Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Fortaleza Solar SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Fotovoltaica Fotozar 5 SLU	Madrid (Spain)	Spain	Eni Plen. Ren. Spain SLU	100.00	70.00
Fotovoltaica Fotozar 6 SLU	Madrid (Spain)	Spain	Eni Plen. Ren. Spain SLU	100.00	70.00
Garita Solar SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Gas Supply Company Thessaloniki - Thessalia SA	Thessaloniki (Greece)	Greece	Eni Plenitude SpA SB	100.00	70.00
Golden Acres Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Granville Invest SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Guajillo Energy Storage Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Hanks Crossing Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Holding Lanas Solar Sàrl	Argenteuil (France)	France	Eni Plen. Op. Fr. SAS	100.00	70.00
Huisache Solar Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Inveese SAS	Bogotá (Colombia)	Colombia	Eni Plen. Inv. Colombia	75.00	52.50
			Third parties	25.00
Kellam Solar Class B Llc	Dover (USA)	USA	Eni New Energy US Inc	100.00	70.00
Kellam Tax Equity Partnership Llc	Dover (USA)	USA	Kellam Solar Class B	93.90	65.73
			Third parties	6.10
Killington SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Krypton SAS	Argenteuil (France)	France	Eni Plen. Op. Fr. SAS	100.00	70.00
Ladronera Solar SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Lanas Solar SAS	Argenteuil (France)	France	Holding Lanas Solar Sàrl	100.00	70.00
Lone Pine Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Maristella Directorship SLU	Madrid (Spain)	Spain	Eni Plen. Ren. Spain SLU	100.00	70.00
Membrio Solar SLU	Lodosa (Spain)	Spain	Eni Plen. Ren. Lux. Sàrl	100.00	70.00
Miburia Trade SLU	Madrid (Spain)	Spain	Eni Plen. T. S. Spain	100.00	70.00
Muddy Creek Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Olea Solar SLU	Madrid (Spain)	Spain	Eni Plen. Ren. Lux. Sàrl	100.00	70.00
Parc Eolien des Avaloirs SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
Plenitude Kazakhstan Llp (former Arm Wind Llp)	Astana (Kazakhstan)	Kazakhstan	Eni Plen. Ren. Hold. BV	100.00	70.00
Plenitude Production France SAS	Levallois-Perret (France)	France	Eni Plenitude SpA SB	100.00	70.00
Plenitude Zephyr France SAS	Levallois-Perret (France)	France	Plen. Prod. France SAS	100.00	70.00
Plumlee SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
POP Solar SAS	Argenteuil (France)	France	Eni Plen. Ren. Lux. Sàrl	100.00	70.00
Quiver River Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Renopool 1 SLU	Madrid (Spain)	Spain	Eni Plen. Ren. Spain SLU	100.00	70.00
Richwood Invest SLU	Madrid (Spain)	Spain	Eni Plenitude SpA SB	100.00	70.00
Sandrini 100 Class B Member Llc	Dover (USA)	USA	Eni New Energy US Inc	100.00	70.00
Sandrini 200 Class B Member Llc	Dover (USA)	USA	Eni New Energy US Inc	100.00	70.00
Sandrini BESS Class B Member Llc	Dover (USA)	USA	Eni New Energy US Inc	100.00	70.00
SASU PV Les Poulettes SAS	Levallois-Perret (France)	France	Plen. Zephyr France SAS	100.00	70.00
SKGRPV1 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV2 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
SKGRPV3 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV4 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV5 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV6 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV7 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV8 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV9 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV12 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV13 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV14 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV15 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV16 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV17 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV19 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
SKGRPV20 Single Member Private Company	Athens (Greece)	Greece	Eni Plen. Renew. Hellas	100.00	70.00
South Triangle Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Tallahatchie Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Tantalio Renovables SLU	Madrid (Spain)	Spain	Eni Plen. Ren. Spain SLU	100.00	70.00
Timber Road Blue Harvest Class A Llc	Dover (USA)	USA	Eni New Energy US Inc	100.00	70.00
Turner Creek Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Watertown Energy Llc	Dover (USA)	USA	Eni New Energy US H. Llc	100.00	70.00
Wind Grower SLU	Ourense (Spain)	Spain	Eni Plen. T. S. Spain	100.00	70.00
Wind Hero SLU	Ourense (Spain)	Spain	Eni Plen. T. S. Spain	100.00	70.00
Xenon SAS	Argenteuil (France)	France	Eni Plen. Op. Fr. SAS	100.00	70.00

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

IN ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Agenzia Giornalistica Italia SpA	Rome	Italy	Eni SpA	100.00	100.00
D-Share SpA	San Donato Milanese (MI)	Italy	AGI SpA	100.00	100.00
EniBioCh4in Aprilia Srl	San Donato Milanese (MI)	Italy	EniBioCh4in SpA	100.00	85.00
EniBioCh4in Grupellum Società Agricola Srl	San Donato Milanese (MI)	Italy	EniBioCh4in SpA	98.00	83.30
			Third parties	2.00
EniBioCh4in Jonica Srl	San Donato Milanese (MI)	Italy	EniBioCh4in SpA	100.00	85.00
EniBioCh4in Pannellia BioGas Srl Società Agricola	San Donato Milanese (MI)	Italy	EniBioCh4in SpA	100.00	85.00
EniBioCh4in Po Energia Srl Società Agricola	San Donato Milanese (MI)	Italy	EniBioCh4in SpA	100.00	85.00
EniBioCh4in Quadruvium Srl Società Agricola	San Donato Milanese (MI)	Italy	EniBioCh4in SpA	100.00	85.00
EniBioCh4in SpA	San Donato Milanese (MI)	Italy	Enilive SpA	50.00	85.00
			Eni SpA	50.00
Eni Corporate University SpA	San Donato Milanese (MI)	Italy	Eni SpA	100.00	100.00
Eni Insurance SpA	Rome	Italy	Eni SpA	100.00	100.00
EniServizi SpA	San Donato Milanese (MI)	Italy	Eni SpA	100.00	100.00
Eniverse Ventures Srl	San Donato Milanese (MI)	Italy	Eni SpA	100.00	100.00
Enivibes Srl	Vimodrone (MI)	Italy	Eniverse	76.00	76.00
			Third parties	24.00
Servizi Aerei SpA	San Donato Milanese (MI)	Italy	Eni SpA	100.00	100.00

OUTSIDE ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Banque Eni SA	Bruxelles (Belgium)	Belgium	Eni International BV	99.90	100.00
			Eni Oil Holdings BV	0.10
Eni International BV	Amsterdam (Netherlands)	Netherlands	Eni SpA	100.00	100.00
Eni International Resources Ltd	London (United Kingdom)	United Kingdom	Eni SpA	99.99	100.00
			Eni UK Ltd	(..)
Eni Netherlands Holding BV	Amsterdam (Netherlands)	Netherlands	Eni International BV	100.00	100.00
Eni Next Llc	Dover (USA)	USA	Eni Petroleum Co Inc	100.00	100.00

Other activities

IN ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Eni Rewind SpA	San Donato Milanese (MI)	Italy	Eni SpA	99.99	100.00
			Third parties	(..)

JOINT OPERATIONS

EXPLORATION & PRODUCTION

OUTSIDE ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
NOGAT BV	The Hague (Netherlands)	Netherlands	Eni En. Holding NL BV	15.00	15.00
			Third parties	85.00

GLOBAL GAS & LNG PORTFOLIO AND POWER

OUTSIDE ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Blue Stream Pipeline Co BV	Amsterdam (Netherlands)	Russia	Eni International BV	50.00	74.62	(a)
			Third parties	50.00
Damietta LNG (DLNG) SAE	Damietta (Egypt)	Egypt	Eni Gas Liquef. BV	50.00	50.00
			Third parties	50.00
DLNG Service SAE	Damietta (Egypt)	Egypt	Damietta LNG	98.00	50.00
			Eni Gas Liquef. BV	1.00
			Third parties	1.00
GreenStream BV	Amsterdam (Netherlands)	Libya	Eni North Africa BV	50.00	50.00
			Third parties	50.00

(a) Equity ratio equal to the Eni's working interest.

POWER

IN ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Società EniPower Ferrara Srl	San Donato Milanese (MI)	Italy	EniPower SpA	51.00	26.01
			Third parties	49.00

REFINING AND CHEMICALS

Refining

IN ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Costiero Gas Livorno SpA	Livorno	Italy	Ecofuel SpA	65.00	65.00
			Third parties	35.00
Raffineria di Milazzo ScpA	Milazzo (ME)	Italy	Eni SpA	50.00	50.00
			Third parties	50.00

OUTSIDE ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Supermetanol CA	Jose Puerto La Cruz (Venezuela)	Venezuela	Ecofuel SpA	34.51	50.00	(a)
			Supermetanol CA	30.07
			Third parties	35.42

(a) Equity ratio equal to the Eni's working interest.

ENILIVE AND PLENITUDE

ENILIVE

OUTSIDE ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
Bayernoil Raffineriegesellschaft mbH	Vohburg (Germany)	Germany	Enilive Deutsch. GmbH	20.00	14.66
			Third parties	80.00

CORPORATE AND OTHER ACTIVITIES

Other activities

IN ITALY

Company name	Registered office	Country of operation	Shareholders	% Ownership	% Equity ratio
HEA SpA	Bologna	Italy	Eni Rewind SpA	50.00	50.00
			Third parties	50.00

Information on Eni’s consolidated subsidiaries with significant non-controlling interest

The following section provides information about economic, equity and financial data, gross of intragroup elisions, relating to Enilive Group, 70% owned by Eni, the Plenitude Group, 70% owned by Eni, and EniPower group, 51% owned by Eni. The ownership of the non-controlling interest corresponds to voting rights.

	Enilive Group	Plenitude Group		EniPower Group
(€ million)	2025	2025	2024	2025	2024
Non controlling interest (%)	30.00	30.00	7.58	49.00	49.00
Current assets	5,607	3,725	4,571	851	695
Non-current assets	4,683	12,053	11,185	927	934
Current liabilities	5,605	4,482	4,626	839	709
Non-current liabilities	1,786	5,351	5,156	29	31

Revenues	19,120	10,168	10,179	1,142	962
Profit	344	(3)	803	126	167
Total comprehensive income	268	(158)	821	126	167

Net cash provided by operating activities	771	1,196	916	206	178
Net cash used in investing activities	(542)	(1,206)	(1,389)	(77)	(92)
Net cash used in financing activities	435	(13)	(85)	1	(18)
Net increase (decrease) in cash and cash equivalents	773	104	(23)	21	(9)
Profit attributable to non-controlling interest	87	6	54	64	85
Dividends paid to minority interest	212	9	5	56	41

Equity pertaining to non-controlling interests as of December 31, 2025, amounted to €4,847 million (€2,863 million December 31, 2024) and includes the perpetual subordinated bond of Eni Marine Services SpA of €1,701 million. More information is reported in note 26 – Equity – Non-controlling interest.

Changes in the ownership interest without loss of control

On March 6, 2025, Eni and the private equity fund KKR finalized KKR's investment in a 25% minority stake in its subsidiary Enilive, with total proceeds for Eni of €2,968 million, including a capital increase of €500 million. Subsequently, on April 11, 2025, Eni and KKR completed a similar transaction for an additional 5% investment for approximately €601 million. Following the transaction, KKR holds a total stake of 30% of Enilive’s share capital.

On March 31, 2025, Energy Infrastructure Partners (EIP) completed an increase in Plenitude's share capital, reaching a total stake of 10%. EIP's increase was achieved through a capital increase of approximately €209 million, which, taking into account the of €588 million paid in March 2024, brings the total investment to approximately €800 million. On November 4, Eni and the private equity fund Ares Capital finalized an investment in a 20% minority stake in Plenitude for €2,003 million.

Principal joint ventures, joint operations and associates as of December 31, 2025

Company name	Registered office	Country of operation	Segment	% ownership	% equity ratio
Joint venture
2023 Sol IX Llc	Wilmington (USA)	USA	Plenitude	73.62	73.62
Azule Energy Holdings Ltd	London (United Kingdom)	United Kingdom	Exploration & Production	50.00	50.00
Cardón IV SA	Caracas (Venezuela)	Venezuela	Exploration & Production	50.00	50.00
Eni CCUS Holding Ltd	London (United Kingdom)	United Kingdom	Exploration & Production	50.01	50.01
E&E Algeria Touat BV	The Hague (Netherlands)	Algeria	Exploration & Production	66.00	66.00
GreenIT SpA	San Donato Milanese (MI) (Italy)	Italy	Plenitude	51.00	51.00
Mozambique Rovuma Venture SpA	San Donato Milanese (MI) (Italy)	Mozambique	Exploration & Production	35.71	35.71
Saipem SpA	Milan (Italy)	Italy	Corporate and financial companies	21.19	21.80
SeaCorridor Srl	San Donato Milanese (MI) (Italy)	Italy	Global Gas & LNG Portfolio	50.10	50.10
St. Bernard Renewables Llc	Wilmington (USA)	USA	Enilive	50.00	50.00
Vårgrønn AS	Stavanger (Norway)	Norway	Plenitude	65.00	65.00
Joint Operation
Damietta LNG (DLNG) SAE	Damietta (Egypt)	Egypt	Global Gas & LNG Portfolio	50.00	50.00
GreenStream BV	Amsterdam (Netherlands)	Libya	Global Gas & LNG Portfolio	50.00	50.00
Blue Stream Pipeline Co BV	Amsterdam(Netherlands)	Russia	Global Gas & LNG Portfolio	50.00	50.00
Associates
ADNOC Global Trading Ltd	Abu Dhabi (United Arab Emirates)	United Arab Emirates	Refining	20.00	20.00
Abu Dhabi Oil Refining Company (Takreer)	Abu Dhabi (United Arab Emirates)	United Arab Emirates	Refining	20.00	20.00
Coral FLNG SA	Maputo (Mozambique)	Mozambique	Exploration & Production	25.00	25.00
Ithaca Energy Plc	London (United Kingdom)	United Kingdom	Exploration & Production	35.92	35.92
QatarEnergy LNG NFE (5)	Doha (Qatar)	Qatar	Exploration & Production	25.00	25.00
Vår Energi ASA	Sandnes (Norvegia)	Norway	Exploration & Production	63.04	63.04

Main line items of profit and loss and balance sheet related to the joint ventures, represented by the amounts included in the reports accounted under IFRS of each company, are provided in the table below:

	2025
(€ million)	Azule Energy Holdings Ltd	St. Bernard Renewables Llc	E&E Algeria Touat BV	Saipem SpA	SeaCorridor Srl
Current assets	3,394	395	117	9,122	114
- of which cash and cash equivalent	507	23	56	1,707	80
Non-current assets	21,678	1,310	1,224	5,425	578
Total assets	25,072	1,705	1,341	14,547	692
Current liabilities	4,295	116	33	8,393	93
- of which current financial liabilities	1,744	116		1,012	29
Non-current liabilities	9,657	309	291	3,410	140
- of which non-current financial liabilities	4,956	308		2,094	123
Total liabilities	13,952	425	324	11,803	233
Net equity	11,120	1,280	1,017	2,744	459
Eni’s share of the investment (%)	50.00	50.00	66.00	21.80	50.10
Goodwill, Group capital gains and perpetual subordinated bonds	(926)	17		(17)	181
Book value of the investment	4,634	657	671	581	411

Revenues and other income	3,917	999	287	15,508	343
Operating expense	(822)	(961)	(90)	(13,792)	(44)
Other operating profit (loss)	(47)	(75)
Depreciation, amortization and impairments	(2,188)	(57)	(88)	(1,037)	(47)
Operating profit (loss)	860	(94)	109	679	252
Finance income (expense)	(268)	2	(3)	(189)	(1)
Income (expense) from investments	289	(24)		28	28
Profit (loss) before income taxes	881	(116)	106	518	279
Income taxes	(238)		(53)	(207)	(214)
Profit (loss)	643	(116)	53	311	65
Other comprehensive income (loss)	(1,212)	(182)	(115)	156	(24)
Total other comprehensive income (loss)	(569)	(298)	(62)	467	41
Profit (loss) attributable to Eni	415	(58)	35	71	32

Dividends received from the joint venture	386			72	95

	2024
(€ million)	Azule Energy Holdings Ltd	St. Bernard Renewables Llc	E&E Algeria Touat BV	Saipem SpA	SeaCorridor Srl
Current assets	3,181	313	130	9,675	134
- of which cash and cash equivalent	549	72	55	2,158	89
Non-current assets	23,042	1,577	1,497	4,844	580
Total assets	26,223	1,890	1,627	14,519	714
Current liabilities	3,505	99	54	8,564	126
- of which current financial liabilities	1,182			796
Non-current liabilities	9,796	217	376	3,431	15
- of which non-current financial liabilities	3,297	215		2,220	1
Total liabilities	13,301	316	430	11,995	141
Net equity	12,922	1,574	1,197	2,524	573
Eni’s share of the investment (%)	50.00	50.00	54.00	21.61	50.10
Goodwill, Group capital gains and perpetual subordinated bonds	(1,250)	19		(17)	198
Book value of the investment	5,211	806	646	528	485

Revenues and other income	4,961	1,220	290	14,552	332
Operating expense	(1,261)	(1,134)	(98)	(13,224)	(45)
Other operating profit (loss)		(93)		1
Depreciation, amortization and impairments	(1,479)	(72)	(105)	(723)	(44)
Operating profit (loss)	2,221	(79)	87	606	243
Finance income (expense)	(474)	(11)		(85)	6
Income (expense) from investments	208			(25)	29
Profit (loss) before income taxes	1,955	(90)	87	496	278
Income taxes	(751)		(13)	(190)	(189)
Profit (loss)	1,204	(90)	74	306	89
Other comprehensive income (loss)	572	99	72	(124)	11
Total other comprehensive income (loss)	1,776	9	146	182	100
Profit (loss) attributable to Eni	602	(45)	40	75	45

Dividends received from the joint venture	427				95

The results for the year and the comprehensive income of the significant joint ventures are shown below:

	2025
(€ million)	2023 Sol IX Llc	GreenIT SpA	Mozambique Rovuma Venture SpA	Cardón IV SA	Vårgrønn AS
Profit (loss)		5	100	125	(54)
Other comprehensive income (loss)	(24)	(1)	(131)	(87)	(42)
Total other comprehensive income (loss)	(24)	4	(31)	38	(96)

	2024
(€ million)	2023 Sol IX Llc	GreenIT SpA	Mozambique Rovuma Venture SpA	Cardón IV SA	Vårgrønn AS
Profit (loss)	1	4	47	(18)	(57)
Other comprehensive income (loss)	8	(2)	64	47	26
Total other comprehensive income (loss)	9	2	111	29	(31)

Main line items of profit and loss and balance sheet related to the associates represented by the amounts included in the reports accounted under IFRS of each company are provided in the table below:

	2025
(€ million)	Abu Dhabi Oil Refining Company (TAKREER)	Vår Energi ASA	Ithaca Energy Plc	QatarEnergy LNG NFE (5)
Current assets	5,730	1,533	980
- of which cash and cash equivalent	6	595	154
Non-current assets	15,401	20,705	6,194	2,863
Total assets	21,131	22,238	7,174	2,863
Current liabilities	4,857	2,316	1,242	151
- of which current financial liabilities		199	62
Non-current liabilities	6,373	19,446	3,758	70
- of which non-current financial liabilities	5,995	5,067	1,243
Total liabilities	11,230	21,762	5,000	221
Net equity	9,901	476	2,174	2,642
Eni’s share of the investment (%)	20.00	63.04	35.92	25.00
Goodwill, Group capital gains and perpetual subordinated bonds		(300)	(295)
Book value of the investment	1,980		486	661

Revenues and other income	23,417	7,164	2,607
Operating expense	(21,341)	(1,409)	(815)	(12)
Other operating income (expense)	(831)
Depreciation, amortization and impairments	(755)	(1,888)	(824)
Operating profit (loss)	490	3,867	968	(12)
Finance income (expense)	(381)	73	(226)	(2)
Income (expense) from investments
Profit (loss) before income taxes	109	3,940	742	(14)
Income taxes	7	(3,061)	(809)	4
Profit (loss)	116	879	(67)	(10)
Other comprehensive income (loss)	(1,308)	80	(128)	(310)
Total other comprehensive income (loss)	(1,192)	959	(195)	(320)
Profit (loss) attributable to Eni	23	602	(15)	(3)

Dividends received from the associate	56	653	161

	2024
(€ million)	Abu Dhabi Oil Refining Company (TAKREER)	Vår Energi ASA	Ithaca Energy Plc	QatarEnergy LNG NFE (5)
Current assets	6,719	1,219	946
- of which cash and cash equivalent	47	268	170
Non-current assets	18,130	19,822	7,036	2,658
Total assets	24,849	21,041	7,982	2,658
Current liabilities	3,835	1,825	1,320	60
- of which current financial liabilities		68	31
Non-current liabilities	9,640	18,415	3,775	67
- of which non-current financial liabilities	6,543	5,795	994
Total liabilities	13,475	20,240	5,095	127
Net equity	11,374	801	2,887	2,531
Eni’s share of the investment (%)	20.00	63.04	37.17	25.00
Goodwill, Group capital gains and perpetual subordinated bonds		(505)	(348)
Book value of the investment	2,275		725	633

Revenues and other income	12,879	6,884	703
Operating expense	(11,985)	(1,375)	(134)	(6)
Other operating income (expense)	(386)
Depreciation, amortization and impairments	(338)	(1,884)	(367)
Operating profit (loss)	170	3,625	202	(6)
Finance income (expense)	(332)	(455)	(66)	1
Profit (loss) before income taxes	(162)	3,170	136	(5)
Income taxes		(2,759)	(118)	1
Profit (loss)	(162)	411	18	(4)
Other comprehensive income (loss)	708	(125)	100	138
Total other comprehensive income (loss)	546	286	118	134
Profit (loss) attributable to Eni	(32)	259	7	(1)

Dividends received from the associate	269	627	69

The results for the year and the comprehensive income of the significant associates are shown below:

	2025
(€ million)	ADNOC Global Trading Ltd	Coral FLNG SA
Profit (loss)	481	(84)
Other comprehensive income (loss)	(106)	(104)
Total other comprehensive income (loss)	375	(188)

	2024
(€ million)	ADNOC Global Trading Ltd	Coral FLNG SA
Profit (loss)	563	(33)
Other comprehensive income (loss)	48	57
Total other comprehensive income (loss)	611	24

38 Significant non-recurring events and operations

In 2025, in 2024 and 2023, Eni did not report any non-recurring events and operations.

39 Positions or transactions deriving from atypical and/or unusual operations

In 2025, in 2024 and 2023, no transactions deriving from atypical and/or unusual operations were reported.

40 Subsequent events

After the balance sheet date and as the Iran conflict unfolded, oil, gas and refined products supply from the Middle East have been impacted. Commodity markets showed high volatility, creating uncertainty with regards to prices for oil and gas and refining margins. As at the date of these Consolidated Financial Statements, the conflict has not resulted in a material impact on Eni’s financial position and results of operations. The scale and duration of the conflict remain uncertain but could affect Eni's result, cash flow and financial condition.

On March 19, 2026, Eni initiated a reorganization of Plenitude's shareholding structure, together with the existing shareholders Ares Alternative Credit (affiliates of Ares Management Corporation) and Energy Infrastructure Partners. The aim is to establish a new governance framework based on joint control between Eni and Ares, resulting in the deconsolidation of Plenitude from Eni's financial statements. The transaction is subject to the approval of the competent authorities.

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

Capitalized costs by geographical area consist of the following:

(€ million)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2025
Consolidated subsidiaries
Proved property	19,413	2,878	37,204	17,659	13,229	15,150	11,961	1,447	118,941
Unproved property	22	102	544	957		1,260	341	207	3,433
Support equipment and facilities	339	27	1,853	752	125	13	24	12	3,145
Incomplete wells and other	727	323	2,846	1,598	731	2,754	375	125	9,479
Gross Capitalized Costs	20,501	3,330	42,447	20,966	14,085	19,177	12,701	1,791	134,998
Accumulated depreciation, depletion and amortization	(17,215)	(2,712)	(30,329)	(11,343)	(5,351)	(11,981)	(9,843)	(915)	(89,689)
Net Capitalized Costs consolidated subsidiaries (a)	3,286	618	12,118	9,623	8,734	7,196	2,858	876	45,309
Equity-accounted entities
Proved property		19,073	717	9,731		261	1,910		31,692
Unproved property		205	173	76					454
Support equipment and facilities		96	10	73			8		187
Incomplete wells and other		1,053	22	2,731		455	221		4,482
Gross Capitalized Costs		20,427	922	12,611		716	2,139		36,815
Accumulated depreciation, depletion and amortization		(7,803)	(192)	(3,377)			(1,518)		(12,890)
Net Capitalized Costs equity-accounted entities (a) (b)		12,624	730	9,234		716	621		23,925

(a) The amounts include net capitalized financial charges totalling €747 million for consolidates subsidiaries and €1,075 million for equity-accounted entities.

(b) The amounts include the allocation at fair value of (i) the acquisition of an additional 12% stake in E&E Algeria Touat BV; (ii) the acquisition by Ithaca of JAPEX UK Limited and a stake of 46.25% of Spirit Energy; the acquisition by Var Energi of Ekofisk PPF's assets.

(€ million)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2024
Consolidated subsidiaries
Proved property	19,272	3,242	43,769	30,245	14,379	15,223	16,212	1,626	143,968
Unproved property	22	190	651	2,393		2,259	887	209	6,611
Support equipment and facilities	339	29	2,012	837	138	14	26	13	3,408
Incomplete wells and other	756	249	2,554	2,583	1,202	2,232	388	149	10,113
Gross Capitalized Costs	20,389	3,710	48,986	36,058	15,719	19,728	17,513	1,997	164,100
Accumulated depreciation, depletion and amortization	(16,541)	(2,969)	(36,505)	(24,075)	(5,441)	(12,698)	(14,273)	(1,108)	(113,610)
Net Capitalized Costs consolidated subsidiaries (a) (c)	3,848	741	12,481	11,983	10,278	7,030	3,240	889	50,490
Equity-accounted entities
Proved property		12,751	645	10,137		295	2,150		25,978
Unproved property		1,178	149	88					1,415
Support equipment and facilities		86	9	82			9		186
Incomplete wells and other		4,989	22	2,246		370	249		7,876
Gross Capitalized Costs		19,004	825	12,553		665	2,408		35,455
Accumulated depreciation, depletion and amortization		(6,799)	(140)	(2,809)			(1,644)		(11,392)
Net Capitalized Costs equity-accounted entities (a) (b)		12,205	685	9,744		665	764		24,063

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

Costs incurred

Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Costs incurred by geographical area consist of the following:

(€ million)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2025
Consolidated subsidiaries
Proved property acquisitions			3	68					71
Unproved property acquisitions			7	26		115		3	151
Exploration	19	15	152	101	2	217	62	4	572
Development (a)	177	53	2,346	1,842	195	1,935	560	162	7,270
Total costs incurred consolidated subsidiaries	196	68	2,508	2,037	197	2,267	622	169	8,064
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		258		135					393
Development (b)		1,761	26	1,440		133	10		3,370
Total costs incurred equity-accounted entities		2,019	26	1,575		133	10		3,763

(a) Includes abandonment costs for €318 million in 2025.

(b) Includes abandonment costs for €87 million in 2025.

(€ million)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2024
Consolidated subsidiaries
Exploration	47	53	98	139	57	128	124	2	648
Development (a)	445	340	1,168	3,250	252	1,012	760	101	7,328
Total costs incurred consolidated subsidiaries	492	393	1,266	3,389	309	1,140	884	103	7,976
Equity-accounted entities
Exploration		231		90					321
Development (b)		1,850	15	1,191		157	(6)		3,207
Total costs incurred equity-accounted entities		2,081	15	1,281		157	(6)		3,528

(a) Includes abandonment costs for €73 million in 2024.

(b) Includes abandonment costs for €42 million in 2024.

(€ million)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2023
Consolidated subsidiaries
Exploration	12	55	328	189	9	277	138	1	1,009
Development (a)	798	249	1,633	2,662	296	921	937	151	7,647
Total costs incurred consolidated subsidiaries	810	304	1,961	2,851	305	1,198	1,075	152	8,656
Equity-accounted entities
Exploration		92		46					138
Development (b)		1,703	4	731		150	2		2,590
Total costs incurred equity-accounted entities		1,795	4	777		150	2		2,728

(a) Includes abandonment costs for €773 million in 2023.

(b) Includes abandonment costs for €163 million in 2023

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

Results of operations from oil and gas producing activities by geographical area consist of the following:

(€ million)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2025
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	1,226	17	1,318	2,190	1,450	2,986	1,159	1	10,347
- sales to third parties		249	5,650	902	815	398	159	30	8,203
Total revenues	1,226	266	6,968	3,092	2,265	3,384	1,318	31	18,550
Production costs	(376)	(97)	(1,025)	(617)	(231)	(411)	(257)	(23)	(3,037)
Transportation costs	(4)	(18)	(63)	(3)	(170)	(7)	(10)		(275)
Production taxes	(114)	(1)	(246)	(234)		(293)	(100)		(988)
Exploration expenses	(21)	(10)	(60)	(28)	(2)	(53)	(33)	(4)	(211)
D.D. & A. and Provision for abandonment (a)	(792)	(119)	(1,669)	(1,639)	(569)	(1,152)	(684)	(116)	(6,740)
Other income (expenses)	(219)	(25)	(273)	(146)	(78)	(381)	(57)	(46)	(1,225)
Pretax income from producing activities	(300)	(4)	3,632	425	1,215	1,087	177	(158)	6,074
Income taxes	114	101	(2,190)	(332)	(419)	(512)	(86)	47	(3,277)
Results of operations from E&P activities of consolidated subsidiaries	(186)	97	1,442	93	796	575	91	(111)	2,797
Equity-accounted entities
Revenues:
- sales to consolidated entities		3,849		703					4,552
- sales to third parties		1,483	186	1,609			652		3,930
Total revenues		5,332	186	2,312			652		8,482
Production costs		(871)	(36)	(676)			(25)		(1,608)
Transportation costs		(187)	(13)				(2)		(202)
Production taxes			(2)	(31)			(147)		(180)
Exploration expenses		(138)		(14)					(152)
D.D. & A. and Provision for abandonment		(1,352)	(63)	(1,012)		(1)	(67)		(2,495)
Other income (expenses)		163	(1)	34		(2)	(305)		(111)
Pretax income from producing activities		2,947	71	613		(3)	106		3,734
Income taxes		(2,288)	(31)	(206)		1	(13)		(2,537)
Results of operations from E&P activities of equity-accounted entities		659	40	407		(2)	93		1,197

(a) Includes asset net impairment amounting to €1,081 million.

(€ million)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2024
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	1,256	524	1,590	1,984	1,747	3,171	1,364		11,636
- sales to third parties		462	7,135	892	958	752	138	19	10,356
Total revenues	1,256	986	8,725	2,876	2,705	3,923	1,502	19	21,992
Production costs	(350)	(328)	(971)	(617)	(280)	(392)	(403)	(25)	(3,366)
Transportation costs	(4)	(86)	(65)	(8)	(175)	(8)	(15)		(361)
Production taxes	(139)	(1)	(299)	(276)		(339)	(73)		(1,127)
Exploration expenses	(16)	(158)	(148)	(54)	(81)	(243)	(39)	(2)	(741)
D.D. & A. and Provision for abandonment (a)	(606)	(440)	(1,880)	(2,121)	(555)	(1,142)	(1,373)	(52)	(8,169)
Other income (expenses)	(179)	(413)	(330)	(280)	(168)	(335)	(45)	(7)	(1,757)
Pretax income from producing activities	(38)	(440)	5,032	(480)	1,446	1,464	(446)	(67)	6,471
Income taxes	73	134	(3,150)	(347)	(507)	(1,283)	39	23	(5,018)
Results of operations from E&P activities of consolidated subsidiaries	35	(306)	1,882	(827)	939	181	(407)	(44)	1,453
Equity-accounted entities
Revenues:
- sales to consolidated entities		3,330		1,149					4,479
- sales to third parties		1,213	162	1,682			669		3,726
Total revenues		4,543	162	2,831			669		8,205
Production costs		(711)	(33)	(621)			(23)		(1,388)
Transportation costs		(151)	(15)				(3)		(169)
Production taxes			(2)	(42)			(148)		(192)
Exploration expenses		(119)		(7)					(126)
D.D. & A. and Provision for abandonment		(1,150)	(62)	(864)			(66)		(2,142)
Other income (expenses)		37	(26)	(127)		(1)	(333)		(450)
Pretax income from producing activities		2,449	24	1,170		(1)	96		3,738
Income taxes		(1,839)	(2)	(456)			(42)		(2,339)
Results of operations from E&P activities of equity-accounted entities		610	22	714		(1)	54		1,399

(a) Includes asset net impairment amounting to €2,203 million.

(€ million)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2023
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	1,475	862	1,477	1,745	1,845	2,970	1,661	1	12,036
- sales to third parties		18	7,936	903	897	532	135	51	10,472
Total revenues	1,475	880	9,413	2,648	2,742	3,502	1,796	52	22,508
Production costs	(348)	(202)	(952)	(656)	(267)	(304)	(469)	(25)	(3,223)
Transportation costs	(3)	(43)	(68)	(10)	(178)	(6)	(19)		(327)
Production taxes	(152)		(300)	(294)		(326)	(73)		(1,145)
Exploration expenses	(12)	(14)	(245)	(121)	(2)	(140)	(152)	(1)	(687)
D.D. & A. and Provision for abandonment (a)	(886)	(166)	(1,979)	(716)	(601)	(1,093)	(1,531)	(95)	(7,067)
Other income (expenses)	(347)	(117)	(360)	(128)	(148)	(263)	(108)	(7)	(1,478)
Pretax income from producing activities	(273)	338	5,509	723	1,546	1,370	(556)	(76)	8,581
Income taxes	169	(292)	(3,368)	(391)	(503)	(1,150)	369	19	(5,147)
Results of operations from E&P activities of consolidated subsidiaries	(104)	46	2,141	332	1,043	220	(187)	(57)	3,434
Equity-accounted entities
Revenues:
- sales to consolidated entities		2,911		958					3,869
- sales to third parties		1,063	10	1,905			604		3,582
Total revenues		3,974	10	2,863			604		7,451
Production costs		(562)	(6)	(535)			(20)		(1,123)
Transportation costs		(102)	(1)	(26)			(3)		(132)
Production taxes			(2)	(54)			(126)		(182)
Exploration expenses		(50)		(37)					(87)
D.D. & A. and Provision for abandonment		(1,116)	(5)	(1,314)		(1)	(68)		(2,504)
Other income (expenses)		(78)	(1)	24		(4)	(372)		(431)
Pretax income from producing activities		2,066	(5)	921		(5)	15		2,992
Income taxes		(1,614)	6	(273)		1	(56)		(1,936)
Results of operations from E&P activities of equity-accounted entities		452	1	648		(4)	(41)		1,056

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

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. In 2025, the average price for the marker Brent crude oil was $70 per barrel. Net proved reserves exclude interests and royalties owned by others.

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

In 2025, an independent evaluation of about 36%27 of Eni’s total proved reserves as of December 31, 2025, confirming, as in previous years, the reasonableness of Eni’s internal evaluations. In the three-year period from 2023 to 2025, 82% of Eni’s total proved reserves were subject to independent evaluation.

Eni operates under production sharing agreements in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represented 60%, 57% and 55% of total proved reserves as of December 31, 2025, 2024 and 2023 respectively, on an oil-equivalent basis. Similar effects as PSAs apply to service contracts; proved reserves related to these contracts represent 2% of total proved reserves in barrels of oil equivalent in the three-year period 2023-2025.

Oil and gas reserves quantities include: (i) oil and natural gas quantities in excess of cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves. Reserves volumes associated with oil and gas deriving from such obligation represent 1%, 1% and 2% of total proved reserves as of December 31, 2025, 2024 and 2023, respectively, on an oil equivalent basis; (ii) volumes of proved reserves of natural gas to be consumed in operations amounted to 2,614 BCF at 2025 year-end (2,380 BCF and 2,338 BCF respectively at 2024 and 2023 year-end); (iii) the quantities of hydrocarbons related to the Angola LNG plant owned by the JV Azule set up 50% with bp.

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

Proved undeveloped reserves

Proved undeveloped reserves as of December 31, 2025, amount to 3,027 mmBOE, of which 1,082 mmBBL of liquids and 288 BCF of natural gas, mainly in Africa and Asia.

Proved undeveloped reserves of consolidated subsidiaries amounted to 805 mmBBL of liquids and 6,359 BCF of natural gas. The table below provides a summary of changes in total proved undeveloped reserves for 2025.

(mmboe)
Proved undeveloped reserves as of December 31, 2024	2,787
Transfer to proved developed reserves	(370)
Extensions and discoveries	585
Revisions of previous estimates	23
Improved recovery	26
Portfolio	(24)
Proved undeveloped reserves as of December 31, 2025	3,027

24 For the past three years we have availed of the independent certification service of DeGolyer and Mac Naughton, Ryder Scott, and Sproule.

25 The reports of independent engineers are available on Eni website eni.com section Publications/Annual Report 2025.

26 In 2025 Azule and Vår Energi.

27 In 2025, the volumes of Azule Energy and Vår Energi are included, for which Eni has requested a Third Party Letter.

In 2025, proved undeveloped reserves increased by 240 mmboe (proved undeveloped reserves of consolidated companies increased by 388 mmboe, while those of joint ventures and associates decreased by 148 mmboe). Main changes derived from:

i) progress in the conversion to Proved Reserves (-370 mmboe), mainly due to the advancement of development activities, field start-ups, and the review of projects related to assets in Vår Energi in Norway, the United Arab Emirates, and Azule Energy in Angola;

ii) new discoveries and extensions totalling 585 million boe, including 97 mmboe of liquids and 488 mmboe of gas, resulting from the progress of the activity in Kutei Basin in Indonesia (563 mmboe), in Sarb field in the United Arab Emirates (13 mmboe), and minor projects in the Netherlands, Norway, and Angola;

iii) revisions to previous estimates (23 mmboe), excluding conversion to developed reserves, mainly relate to: the progress of development activities in the United Arab Emirates (54 mmboe), in Vår Energi in Norway (53 mmboe) and in Egypt (41 mmboe). The downward revisions mainly relate to a reduction in Libya (-37 mmboe) and Azule Energy in Angola (-63 mmboe);

iv) improved recovery for 26 mmboe in Iraq at the Zubair field;

v) portfolio operations (-24 mmboe), mainly due to the sale of 30% of Baleine in Côte d'Ivoire and assets in Congo, offset by the acquisition of a stake in Bonga in Nigeria.

Proved reserves of crude oil (including condensate and natural gas liquids)

(million barrels)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2025
Consolidated subsidiaries
Reserves at December 31, 2024	213		458	268	591	578	127		2,235
of which: developed	129		291	187	539	233	81		1,460
undeveloped	84		167	81	52	345	46		775
Purchase of Minerals in Place				7					7
Revisions of Previous Estimates	(7)		123	37	7	48	7		215
Improved Recovery				7		26			33
Extensions and Discoveries						96			96
Production	(9)		(64)	(39)	(42)	(35)	(23)		(212)
Sales of Minerals in Place				(28)					(28)
Reserves at December 31, 2025	197		517	252	556	713	111		2,346
Equity-accounted entities
Reserves at December 31, 2024		391	8	226		110	23		758
of which: developed		207	8	103			23		341
undeveloped		184		123		110			417
Purchase of Minerals in Place		3							3
Revisions of Previous Estimates		39	(2)	(6)		1			32
Improved Recovery
Extensions and Discoveries		10		1					11
Production		(62)	(1)	(29)			(3)		(95)
Sales of Minerals in Place
Reserves at December 31, 2025		381	5	192		111	20		709
Reserves at December 31, 2025	197	381	522	444	556	824	131		3,055
Developed	123	295	344	314	523	274	100		1,973
consolidated subsidiaries	123		339	202	523	274	80		1,541
equity-accounted entities		295	5	112			20		432
Undeveloped	74	86	178	130	33	550	31		1,082
consolidated subsidiaries	74		178	50	33	439	31		805
equity-accounted entities		86		80		111			277

(million barrels)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2024
Consolidated subsidiaries
Reserves at December 31, 2023	211	27	523	334	637	485	213		2,430
of which: developed	136	24	326	225	576	240	163		1,690
undeveloped	75	3	197	109	61	245	50		740
Purchase of Minerals in Place		8							8
Revisions of Previous Estimates	12			22	(6)	105	52		185
Improved Recovery							1		1
Extensions and Discoveries				15		22			37
Production	(10)	(6)	(65)	(32)	(40)	(34)	(21)		(208)
Sales of Minerals in Place		(29)		(71)			(118)		(218)
Reserves at December 31, 2024	213		458	268	591	578	127		2,235
Equity-accounted entities
Reserves at December 31, 2023		326	6	207		110	26		675
of which: developed		167	6	107			26		306
undeveloped		159		100		110			369
Purchase of Minerals in Place		90	1	2					93
Revisions of Previous Estimates		21	2	35					58
Improved Recovery
Extensions and Discoveries				14					14
Production		(44)	(1)	(32)			(3)		(80)
Sales of Minerals in Place		(2)							(2)
Reserves at December 31, 2024		391	8	226		110	23		758
Reserves at December 31, 2024	213	391	466	494	591	688	150		2,993
Developed	129	207	299	290	539	233	104		1,801
consolidated subsidiaries	129		291	187	539	233	81		1,460
equity-accounted entities		207	8	103			23		341
Undeveloped	84	184	167	204	52	455	46		1,192
consolidated subsidiaries	84		167	81	52	345	46		775
equity-accounted entities		184		123		110			417

(million barrels)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2023
Consolidated subsidiaries
Reserves at December 31, 2022	188	36	531	367	644	433	234	1	2,434
of which: developed	139	32	336	212	585	231	171	1	1,707
undeveloped	49	4	195	155	59	202	63		727
Purchase of Minerals in Place			4						4
Revisions of Previous Estimates	34	(2)	58	(2)	35	35	3	(1)	160
Improved Recovery
Extensions and Discoveries						50			50
Production	(11)	(7)	(70)	(31)	(42)	(31)	(24)		(216)
Sales of Minerals in Place						(2)			(2)
Reserves at December 31, 2023	211	27	523	334	637	485	213		2,430
Equity-accounted entities
Reserves at December 31, 2022		350	8	235		100	27		720
of which: developed		173	8	135			27		343
undeveloped		177		100		100			377
Purchase of Minerals in Place				2					2
Revisions of Previous Estimates		9	(1)	2		10			20
Improved Recovery
Extensions and Discoveries
Production		(32)	(1)	(32)			(1)		(66)
Sales of Minerals in Place		(1)							(1)
Reserves at December 31, 2023		326	6	207		110	26		675
Reserves at December 31, 2023	211	353	529	541	637	595	239		3,105
Developed	136	191	332	332	576	240	189		1,996
consolidated subsidiaries	136	24	326	225	576	240	163		1,690
equity-accounted entities		167	6	107			26		306
Undeveloped	75	162	197	209	61	355	50		1,109
consolidated subsidiaries	75	3	197	109	61	245	50		740
equity-accounted entities		159		100		110			369

Main changes in proved reserves of crude oil (including condensates and natural gas liquids) reported in the tables above for the period 2025, 2024 and 2023 are discussed below.

Consolidated subsidiaries

Purchase of Minerals in Place

In 2023, we had an acquisition of some BP assets in Algeria for 4 mmbbl.

In 2024, 8 mmbbl were obtained for the acquisition of the Neptune company.

In 2025, 7 mmbbl were acquired following an increase in the stake in Bonga field in Nigeria.

Revisions of Previous Estimates

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

In 2025, revisions to previous estimates amount to +215 mmbbl. The main positive revisions relate to the renewal of licenses in Egypt in the Sinai area (+76 mmbbl) and Algeria in the Zek area (+40 mmbbl), to activities in the United Arab Emirates, mainly in the Lower Zakum field (+43 mmbbl), and in the Baleine field in Côte d'Ivoire (+29 mmbbl). The main negative revisions relate to fields in the United States (-9 mmbbl).

Improved Recovery

In 2023, there were no increases due to improvements from assisted recovery.

In 2024, there was 1 mmbbl due to improvements from assisted recovery on the St. Malo field in the United States of America.

In 2025, improved recovery amounted to 33 mmbbl for activities in Zubair field in Iraq and Baleine field in Côte d'Ivoire.

Extensions and Discoveries

In 2023, new discoveries and extensions amounted to 50 mmbbl, mainly related to the United Arab Emirates following the final investment decision in the Hail and Ghasha project.

In 2024, new discoveries and extensions amounted to 37 mmbbl, mainly due to the final investment decision in the Umm Shaif projects in the United Arab Emirates (22 mmbbl) and Bonga North in Nigeria (15 mmbbl).

In 2025, new discoveries and extensions amount to 96 mmbbl, due to the final investment decision in the Kutei Basin in Indonesia.

Sales of Minerals in Place

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

In 2025, sales of 28 mmbbl were recorded, linked to the sale of the 30% stake in the Baleine field in Côte d'Ivoire and assets in Congo.

Equity-accounted entities

Purchase of Minerals in Place

In 2023, the 2 mmbbl of acquisition of a share in Block 3/05a in Azule.

In 2024 acquisitions amounted to 93 mmbbl and were mainly due to the business combination with Ithaca Energy and Vår Energi's acquisition of Neptune.

In 2025, acquisitions amounted to 3 mmbbl, mainly in Vår Energi in Norway and Ithaca Energy in the United Kingdom.

Revisions of Previous Estimates

In 2023, positive revisions of +20 mmbbl were mainly due to Qatar (+10 mmbbl) on the NFE field, Vår Energi in Norway (+9 mmbbl).

In 2024, revisions were positive by 58 mmbbl, affecting mainly Azule Energy and Vår Energi.

In 2025, revisions were positive for 32 mmbbl, mainly concerning Azule Energy and Vår Energi.

Extensions and Discoveries

No extensions or new discoveries were recorded in 2023.

In 2024, extensions and new discoveries of 14 mmbbl were mainly the result of the inclusion of reserves from the Coral North project.

In 2025, extensions and new discoveries of 11 mmbbl are mainly the result of the booking of new reserves in Vår Energi in Norway.

Sales of Minerals in Place

In 2023, sales amounted to -1 mmbbl for the divestment of the Brage field in Vår Energi in Norway.

In 2024, divestments of 2 mmbbl involved assets of Vår Energi.

No sales recorded in 2025.

Proved reserves of natural gas

(billion cubic feet)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2025
Consolidated subsidiaries
Reserves at December 31, 2024	817	54	5,338	1,931	1,489	1,583	94	190	11,496
of which: developed	693	52	2,692	1,206	1,486	799	56	23	7,007
undeveloped	124	2	2,646	725	3	784	38	167	4,489
Purchase of Minerals in Place				1					1
Revisions of Previous Estimates	(90)	24	382	134	(1)	146	3	(119)	479
Improved Recovery
Extensions and Discoveries		27				2,513			2,540
Production (a)	(76)	(24)	(668)	(179)	(89)	(233)	(17)	(9)	(1,295)
Sales of Minerals in Place				(223)					(223)
Reserves at December 31, 2025	651	81	5,052	1,664	1,399	4,009	80	62	12,998
Equity-accounted entities
Reserves at December 31, 2024		939	222	3,103		1,411	1,159		6,834
of which: developed		545	222	1,054			1,159		2,980
undeveloped		394		2,049		1,411			3,854
Purchase of Minerals in Place		91	41						132
Revisions of Previous Estimates		149	14	70		7	10		250
Improved Recovery
Extensions and Discoveries		218		2					220
Production (b)		(168)	(28)	(98)			(106)		(400)
Sales of Minerals in Place
Reserves at December 31, 2025		1,229	249	3,077		1,418	1,063		7,036
Reserves at December 31, 2025	651	1,310	5,301	4,741	1,399	5,427	1,143	62	20,034
Developed	524	737	2,811	2,321	1,396	920	1,119	37	9,865
consolidated subsidiaries	524	45	2,562	1,099	1,396	920	56	37	6,639
equity-accounted entities		692	249	1,222			1,063		3,226
Undeveloped	127	573	2,490	2,420	3	4,507	24	25	10,169
consolidated subsidiaries	127	36	2,490	565	3	3,089	24	25	6,359
equity-accounted entities		537		1,855		1,418			3,810

(a) Includes production volumes consumed in operations equal to 217 Bcf.

(b) Includes production volumes consumed in operations equal to 36 Bcf.

(billion cubic feet)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2024
Consolidated subsidiaries
Reserves at December 31, 2023	859	174	5,935	2,479	1,546	1,303	131	192	12,619
of which: developed	653	167	3,181	1,350	1,546	725	107	58	7,787
undeveloped	206	7	2,754	1,129		578	24	134	4,832
Purchase of Minerals in Place		184	9			226			419
Revisions of Previous Estimates	30	2	172	194	35	267	23	3	726
Improved Recovery
Extensions and Discoveries				2		2			4
Production (a)	(72)	(71)	(778)	(164)	(92)	(215)	(18)	(5)	(1,415)
Sales of Minerals in Place		(235)		(580)			(42)		(857)
Reserves at December 31, 2024	817	54	5,338	1,931	1,489	1,583	94	190	11,496
Equity-accounted entities
Reserves at December 31, 2023		515	14	1,501		1,406	1,260		4,696
of which: developed		359	14	1,036			1,260		2,669
undeveloped		156		465		1,406			2,027
Purchase of Minerals in Place		544	174						718
Revisions of Previous Estimates		28	56	38		5	3		130
Improved Recovery
Extensions and Discoveries				1,651					1,651
Production (b)		(139)	(22)	(87)			(104)		(352)
Sales of Minerals in Place		(9)							(9)
Reserves at December 31, 2024		939	222	3,103		1,411	1,159		6,834
Reserves at December 31, 2024	817	993	5,560	5,034	1,489	2,994	1,253	190	18,330
Developed	693	597	2,914	2,260	1,486	799	1,215	23	9,987
consolidated subsidiaries	693	52	2,692	1,206	1,486	799	56	23	7,007
equity-accounted entities		545	222	1,054			1,159		2,980
Undeveloped	124	396	2,646	2,774	3	2,195	38	167	8,343
consolidated subsidiaries	124	2	2,646	725	3	784	38	167	4,489
equity-accounted entities		394		2,049		1,411			3,854

(a) Includes production volumes consumed in operations equal to 223 Bcf.

(b) Includes production volumes consumed in operations equal to 33 Bcf.

(billion cubic feet)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2023
Consolidated subsidiaries
Reserves at December 31, 2022	869	223	6,204	2,341	1,560	1,281	264	408	13,150
of which: developed	695	214	3,402	1,306	1,560	796	195	223	8,391
undeveloped	174	9	2,802	1,035		485	69	185	4,759
Purchase of Minerals in Place			214						214
Revisions of Previous Estimates	67	(10)	326	294	79	112	5	(202)	671
Improved Recovery
Extensions and Discoveries			4	5		275			284
Production (a)	(77)	(39)	(813)	(161)	(93)	(187)	(25)	(14)	(1,409)
Sales of Minerals in Place						(178)	(113)		(291)
Reserves at December 31, 2023	859	174	5,935	2,479	1,546	1,303	131	192	12,619
Equity-accounted entities
Reserves at December 31, 2022		646	9	1,562		1,490	1,355		5,062
of which: developed		444	9	1,070			1,355		2,878
undeveloped		202		492		1,490			2,184
Purchase of Minerals in Place
Revisions of Previous Estimates		(32)	6	22		(84)	7		(81)
Improved Recovery
Extensions and Discoveries
Production (b)		(97)	(1)	(83)			(102)		(283)
Sales of Minerals in Place		(2)							(2)
Reserves at December 31, 2023		515	14	1,501		1,406	1,260		4,696
Reserves at December 31, 2023	859	689	5,949	3,980	1,546	2,709	1,391	192	17,315
Developed	653	526	3,195	2,386	1,546	725	1,367	58	10,456
consolidated subsidiaries	653	167	3,181	1,350	1,546	725	107	58	7,787
equity-accounted entities		359	14	1,036			1,260		2,669
Undeveloped	206	163	2,754	1,594		1,984	24	134	6,859
consolidated subsidiaries	206	7	2,754	1,129		578	24	134	4,832
equity-accounted entities		156		465		1,406			2,027

(a) Includes production volumes consumed in operations equal to 206 Bcf.

(b) Includes production volumes consumed in operations equal to 33 Bcf.

Main changes in proved reserves of natural gas reported in the tables above for 2025, 2024 and 2023 are discussed below.

Consolidated subsidiaries

Purchase of Minerals in Place

In 2023, there was 214 BCF meters due to the acquisition of some BP assets in Algeria.

In 2024, 419 BCF were reported for the acquisition of the Neptune company in Indonesia, Netherlands and the United Kingdom.

In 2025, 1 BCF was recorded for the acquisition of a stake in Bonga asset in Nigeria.

Revisions of Previous Estimates

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

In 2025, total revisions amounted to +479 BCF. The main positive revisions were recorded in Algeria (+146 BCF) for the renewal of the Zek concessions, in Libya (+145 BCF) mainly in Area D, offset by negative revisions in Blacktip in Australia (-119 BCF) and in Italy (-90 BCF), mainly in the offshore Adriatic and the offshore Sicily.

Improved Recovery

In 2023, 2024 and 2025 there were no improvements from assisted recovery.

Extensions and Discoveries

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

In 2025, new discoveries and extensions amounted to 2,540 BCF, mainly due to the progress and execution of the activities in Kutei Basin in Indonesia (2,445 BCF) and in Sarb field in the United Arab Emirates (68 BCF).

Sales of Minerals in Place

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

In 2025, sales of 223 BCF are linked to the sale of the 30% stake in Baleine in Côte d'Ivoire and assets in Congo.

Equity-accounted entities

Purchase of Minerals in Place

No purchase was made in 2023.

In 2024, acquisitions totalled 718 BCF due to Vår Energi's acquisition of Neptune and the business combination with Ithaca Energy.

In 2025, acquisitions amounted to 132 BCF relating to Vår Energi in Norway, a stake in Touat in Algeria, and assets in Ithaca Energy in the United Kingdom.

Revisions of Previous Estimates

In 2023, revisions of previous estimates were -81 BCF mainly due to a positive revision in Mozambique (+77 BCF) in Coral South, Azule in Angola (-55 BCF) and Qatar (-84 BCF) on the NFE field.

In 2024, revisions of previous estimates were +130 BCF, located mainly in Algeria (+57 BCF) in the Touat field, in Mozambique (+46 BCF) in the Coral South field and in Vår Energi.

In 2025, revisions to previous estimates amount to (+250 BCF), mainly located in Vår Energi in Norway (+125 BCF), in Mozambique (69 BCF), and minor revisions in the United Kingdom and in Algeria.

Extensions and Discoveries

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

In 2025, extensions and new discoveries of 220 BCF are mainly the result of the registration of new reserves in Vår Energi in Norway (208 BCF) and minor projects in Ithaca Energy in the United Kingdom.

Sales of Minerals in Place

In 2023, divestments were 2 BCF in the Brage field in Vår Energi in Norway.

In 2024, disposals of 9 BCF were mainly related to portfolio activities of Vår Energi and Azule Energy.

No sales were recorded in 2025.

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and were determined by applying the year-end average prices during the years ended. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.  The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor. Future production costs include the estimated expenditure related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates. The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of FASB Extractive Activities - Oil and Gas (Topic 932). The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, hydrocarbon resources other than proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in the oil and gas exploration and production activity.

The standardized measure of discounted future net cash flows by geographical area consists of the following:

(€ million)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
December 31, 2025
Consolidated subsidiaries
Future cash inflows	16,507	703	54,711	23,122	29,040	60,156	6,334	240	190,813
Future production costs	(7,531)	(363)	(12,974)	(8,627)	(5,351)	(13,520)	(3,098)	(48)	(51,512)
Future development and abandonment costs	(3,341)	(501)	(9,319)	(3,234)	(1,224)	(14,961)	(1,246)	(156)	(33,982)
Future net inflow before income tax	5,635	(161)	32,418	11,261	22,465	31,675	1,990	36	105,319
Future income tax	(1,389)	(27)	(15,537)	(2,250)	(6,222)	(17,768)	(98)	(2)	(43,293)
Future net cash flows	4,246	(188)	16,881	9,011	16,243	13,907	1,892	34	62,026
10% discount factor	(1,963)	77	(8,428)	(3,244)	(7,773)	(9,320)	(402)	(13)	(31,066)
Standardized measure of discounted future net cash flows	2,283	(111)	8,453	5,767	8,470	4,587	1,490	21	30,960
Equity-accounted entities
Future cash inflows		34,001	1,528	21,853		15,807	5,912		79,101
Future production costs		(9,475)	(445)	(5,475)		(5,155)	(1,547)		(22,097)
Future development and abandonment costs		(8,515)	(75)	(2,401)		(145)	(193)		(11,329)
Future net inflow before income tax		16,011	1,008	13,977		10,507	4,172		45,675
Future income tax		(11,851)	(229)	(3,186)		(7,515)	(1,742)		(24,523)
Future net cash flows		4,160	779	10,791		2,992	2,430		21,152
10% discount factor		(845)	(231)	(5,489)		(1,792)	(815)		(9,172)
Standardized measure of discounted future net cash flows		3,315	548	5,302		1,200	1,615		11,980
Total consolidated subsidiaries and equity-accounted entities	2,283	3,204	9,001	11,069	8,470	5,787	3,105	21	42,940

(€ million)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
December 31, 2024
Consolidated subsidiaries
Future cash inflows	20,844	570	66,540	30,478	40,322	49,205	9,164	742	217,865
Future production costs	(8,273)	(297)	(14,034)	(10,912)	(6,786)	(13,462)	(3,994)	(132)	(57,890)
Future development and abandonment costs	(3,318)	(417)	(9,317)	(4,942)	(1,658)	(7,547)	(2,104)	(280)	(29,583)
Future net inflow before income tax	9,253	(144)	43,189	14,624	31,878	28,196	3,066	330	130,392
Future income tax	(2,088)	(49)	(21,879)	(3,541)	(8,505)	(18,186)	(387)	(6)	(54,641)
Future net cash flows	7,165	(193)	21,310	11,083	23,373	10,010	2,679	324	75,751
10% discount factor	(2,995)	60	(10,150)	(4,102)	(11,301)	(5,826)	(656)	(96)	(35,066)
Standardized measure of discounted future net cash flows	4,170	(133)	11,160	6,981	12,072	4,184	2,023	228	40,685
Equity-accounted entities
Future cash inflows		39,301	1,846	31,708		18,602	7,397		98,854
Future production costs		(10,169)	(612)	(7,702)		(5,969)	(1,882)		(26,334)
Future development and abandonment costs		(7,279)	(111)	(4,289)		(278)	(191)		(12,148)
Future net inflow before income tax		21,853	1,123	19,717		12,355	5,324		60,372
Future income tax		(16,126)	(205)	(5,549)		(9,018)	(2,231)		(33,129)
Future net cash flows		5,727	918	14,168		3,337	3,093		27,243
10% discount factor		(1,077)	(285)	(7,742)		(2,119)	(1,128)		(12,351)
Standardized measure of discounted future net cash flows		4,650	633	6,426		1,218	1,965		14,892
Total consolidated subsidiaries and equity-accounted entities	4,170	4,517	11,793	13,407	12,072	5,402	3,988	228	55,577

(€ million)	Italy	Rest of Europe	North Africa	Sub - Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
December 31, 2023
Consolidated subsidiaries
Future cash inflows	22,724	3,926	72,835	35,147	40,081	40,622	14,951	707	230,993
Future production costs	(8,848)	(1,227)	(15,439)	(13,512)	(6,475)	(11,042)	(5,852)	(164)	(62,559)
Future development and abandonment costs	(4,270)	(824)	(9,383)	(7,757)	(1,814)	(7,437)	(1,954)	(355)	(33,794)
Future net inflow before income tax	9,606	1,875	48,013	13,878	31,792	22,143	7,145	188	134,640
Future income tax	(2,233)	(1,274)	(24,069)	(4,729)	(8,186)	(16,348)	(3,161)	(8)	(60,008)
Future net cash flows	7,373	601	23,944	9,149	23,606	5,795	3,984	180	74,632
10% discount factor	(3,325)	(39)	(10,467)	(4,223)	(11,668)	(3,081)	(1,462)	(58)	(34,323)
Standardized measure of discounted future net cash flows	4,048	562	13,477	4,926	11,938	2,714	2,522	122	40,309
Equity-accounted entities
Future cash inflows		29,387	168	22,954		19,108	7,519		79,136
Future production costs		(7,128)	(122)	(6,202)		(5,880)	(1,925)		(21,257)
Future development and abandonment costs		(5,221)	(54)	(2,972)		(410)	(179)		(8,836)
Future net inflow before income tax		17,038	(8)	13,780		12,818	5,415		49,043
Future income tax		(12,548)	(1)	(3,254)		(9,702)	(2,263)		(27,768)
Future net cash flows		4,490	(9)	10,526		3,116	3,152		21,275
10% discount factor		(1,114)	27	(4,508)		(2,158)	(1,237)		(8,990)
Standardized measure of discounted future net cash flows		3,376	18	6,018		958	1,915		12,285
Total consolidated subsidiaries and equity-accounted entities	4,048	3,938	13,495	10,944	11,938	3,672	4,437	122	52,594

Changes in standardized measure of discounted future net cash flows

Changes in standardized measure of discounted future net cash flows for the years ended December 31, 2025, 2024 and 2023, were as follows:

(€ million)	Consolidated subsidiaries	Equity-accounted entities	Total
2025
Standardized measure of discounted future net cash flows at December 31, 2024	40,685	14,892	55,577
Increase (Decrease):
- sales, net of production costs	(14,835)	(6,488)	(21,323)
- net changes in sales and transfer prices, net of production costs	(9,662)	(4,685)	(14,347)
- extensions, discoveries and improved recovery, net of future production and development costs	5,243	1,544	6,787
- changes in estimated future development and abandonment costs	(4,126)	(2,528)	(6,654)
- development costs incurred during the period that reduced future development costs	5,835	2,635	8,470
- revisions of quantity estimates	4,012	2,341	6,353
- accretion of discount	6,307	2,076	8,383
- net change in income taxes	2,638	2,750	5,388
- purchase of reserves in-place	33	820	853
- sale of reserves in-place	(1,075)		(1,075)
- changes in production rates (timing) and other	(4,095)	(1,377)	(5,472)
Net increase (decrease)	(9,725)	(2,912)	(12,637)
Standardized measure of discounted future net cash flows at December 31, 2025	30,960	11,980	42,940

(€ million)	Consolidated subsidiaries	Equity-accounted entities	Total
2024
Standardized measure of discounted future net cash flows at December 31, 2023	40,309	12,285	52,594
Increase (Decrease):
- sales, net of production costs	(17,581)	(6,150)	(23,731)
- net changes in sales and transfer prices, net of production costs	(5,380)	89	(5,291)
- extensions, discoveries and improved recovery, net of future production and development costs	401	1,851	2,252
- changes in estimated future development and abandonment costs	(2,959)	(3,860)	(6,819)
- development costs incurred during the period that reduced future development costs	6,649	4,824	11,473
- revisions of quantity estimates	4,664	(2,467)	2,197
- accretion of discount	7,405	1,984	9,389
- net change in income taxes	6,578	(1,654)	4,924
- purchase of reserves in-place	1,085	5,167	6,252
- sale of reserves in-place	(2,947)	(1)	(2,948)
- changes in production rates (timing) and other	2,461	2,824	5,285
Net increase (decrease)	376	2,607	2,983
Standardized measure of discounted future net cash flows at December 31, 2024	40,685	14,892	55,577

(€ million)	Consolidated subsidiaries	Equity-accounted entities	Total
2023
Standardized measure of discounted future net cash flows at December 31, 2022	61,256	20,701	81,957
Increase (Decrease):
- sales, net of production costs	(19,397)	(5,426)	(24,823)
- net changes in sales and transfer prices, net of production costs	(33,769)	(19,785)	(53,554)
- extensions, discoveries and improved recovery, net of future production and development costs	1,659		1,659
- changes in estimated future development and abandonment costs	(4,684)	(1,353)	(6,037)
- development costs incurred during the period that reduced future development costs	6,691	2,517	9,208
- revisions of quantity estimates	6,531	155	6,686
- accretion of discount	10,627	3,033	13,660
- net change in income taxes	12,675	14,753	27,428
- purchase of reserves in-place	977	44	1,021
- sale of reserves in-place	(845)	(60)	(905)
- changes in production rates (timing) and other	(1,412)	(2,294)	(3,706)
Net increase (decrease)	(20,947)	(8,416)	(29,363)
Standardized measure of discounted future net cash flows at December 31, 2023	40,309	12,285	52,594